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Filed by NYSE Euronext, Inc.
Pursuant to Rule 424(b)(3)
Registration Statement No. 333-137506

PROSPECTUS OF NYSE EURONEXT, INC.	OFFER TO EXCHANGE

Offer to Exchange
all shares, nominal value €6 per share, of Euronext for
€21.32 in cash and 0.98 of a share of NYSE Euronext common stock

        NYSE Group, Inc. and Euronext N.V. have entered into an agreement (referred to as the "combination agreement") providing for a combination of their businesses under a new holding company named NYSE Euronext. Euronext's business will be brought under the new holding company through an exchange offer, and NYSE Group's business will be brought under the new holding company through a merger (which are together referred to in this document as the "combination"). The combination will create the first global exchange group, with the world's largest securities marketplaces on a combined basis and encompassing seven exchanges in six countries.

        This document is being sent to U.S. holders of Euronext shares to effect the exchange offer. In this exchange offer, NYSE Euronext is offering, through its indirect wholly owned subsidiary, NYSE Euronext (Holding) N.V., and subject to the terms and conditions set forth herein, to acquire each share of Euronext for €21.32 in cash, without interest, and 0.98 of a share of common stock of NYSE Euronext. This exchange offer includes a mix and match election feature that allows holders of Euronext shares to elect to receive, in lieu of the mix of consideration described above: (a) 1.2633 newly issued shares of NYSE Euronext common stock for each Euronext share tendered; or (b) €95.07 in cash, without interest, for each share of Euronext tendered. The mix and match elections are subject to proration and allocation adjustments to ensure that the total amount of cash paid, and the total number of shares of NYSE Euronext common stock issued, in the exchange offer, will equal the total amount of cash and number of shares that would be paid and issued if all tendering Euronext shareholders received the standard offer consideration. You are not required to make any election or to make the same election for all of the Euronext shares that you tender.

        The exchange offer will expire at 12:00 midnight, Paris time, on March 21, 2007, unless it is extended or unless it is withdrawn prior to that time. You may withdraw any tendered Euronext shares at any time prior to the expiration time of the exchange offer.

        If the exchange offer is consummated, NYSE Group will merge with a wholly owned subsidiary of NYSE Euronext immediately after the settlement and delivery of the Euronext shares tendered during the initial offering period of the exchange offer, so that the businesses of both Euronext and NYSE Group will be held in subsidiaries of NYSE Euronext. In the merger, NYSE Group stockholders will have the right to receive one share of NYSE Euronext common stock for each of their shares of NYSE Group common stock.

        Following the successful completion of the exchange offer, NYSE Euronext plans to effectuate a corporate reorganization of Euronext and its subsidiaries (referred to as the post-closing reorganization) that is intended to result in the business of Euronext being held in wholly owned subsidiaries of NYSE Euronext. In the post-closing reorganization, Euronext shareholders who did not exchange their Euronext shares in the exchange offer will generally receive the same consideration that they would have received had they tendered their Euronext shares in the exchange offer and not made either the cash election or the stock election. However, if less than 95% of the outstanding Euronext shares are acquired in the exchange offer, it is currently anticipated that a significant portion of that consideration will be subject to Dutch dividend withholding tax. Application of the Dutch dividend withholding tax could cause the net value of the consideration received by Euronext shareholders in the post-closing reorganization to be substantially less than the net value of the consideration such shareholders would have received in the exchange offer. If 95% or more of the outstanding Euronext shares are acquired in the exchange offer, NYSE Euronext (Holding) intends to initiate a compulsory acquisition procedure in accordance with the Dutch civil code. In a compulsory acquisition, the price to be paid for Euronext shares would be paid in cash only, in an amount determined by the Enterprise Chamber of the Amsterdam Court of Appeals.

        Based on the current outstanding shares of NYSE Group common stock and Euronext shares, NYSE Euronext will issue approximately 269.7 million shares of NYSE Euronext common stock in the aggregate in the combination. NYSE Euronext is applying to list NYSE Euronext common stock on the New York Stock Exchange (or the "NYSE") under the symbol "NYX," and on Euronext Paris (Eurolist by Euronext) under the symbol "NYX" (ISIN Code US6294911010). NYSE Group common stock, which is currently listed on the NYSE under the symbol "NYX," will be delisted after the merger is completed. In addition, NYSE Euronext intends to request the delisting of Euronext shares, which are listed on Euronext Paris (Eurolist by Euronext) under the symbol "NXT" (ISIN Code NL0000290641), as soon as permissible after the completion of the exchange offer or, if applicable, the post-closing reorganization.

        Completion of the combination requires that at least 50% plus one of the issued Euronext shares (on a fully diluted basis) be tendered in the exchange offer. Information about the exchange offer, the combination and other matters to be considered by Euronext shareholders is contained in this document, which we urge you to read. In particular, see "Risk Factors" beginning on page 31.

        Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the combination or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.

        The terms and conditions of the exchange offer and the French tender offer prospectus (which includes a note d'information and a note en réponse) have been approved by the French Autorité des marchés financiers, or "AMF," on January 18, 2007 and have been granted recognition by the Belgian Commission Bancaire, Financière et des Assurances (the "CBFA"). However, this prospectus has not been approved by the AMF or the CBFA. This prospectus may not be used to make offers or sales to French, Belgian or other non-U.S. holders of Euronext shares where applicable law prohibits the use of this prospectus.

        The Joint Presenting Banks for the exchange offer are Citigroup Global Markets Limited, Société Générale and JPMorgan Chase Bank, N.A.

The date of this prospectus is February 15, 2007.

CERTAIN FREQUENTLY USED TERMS

        Unless otherwise specified or if the context so requires:

  •
  "Archipelago" refers to Archipelago Holdings, Inc., a Delaware corporation, and its subsidiaries and, where the context requires, its predecessor, Archipelago Holdings, LLC, a Delaware limited liability company and its subsidiaries;

  •
  "combination agreement" refers to the Combination Agreement, dated as of June 1, 2006, as amended and restated as of November 24, 2006, by and among NYSE Group, Euronext, NYSE Euronext, and Jefferson Merger Sub, Inc., a Delaware corporation and a newly formed, wholly owned subsidiary of NYSE Euronext;

  •
  "Euronext" refers to Euronext N.V., a company organized under the laws of the Netherlands or, as the context requires, any company succeeding Euronext N.V. upon the implementation of the post-closing reorganization, in each case, including its subsidiaries;

  •
  "NYSE" refers to (1) prior to the completion of the merger between the New York Stock Exchange, Inc. and Archipelago, which occurred on March 7, 2006, New York Stock Exchange, Inc., a New York Type A not-for-profit corporation and a registered U.S. national securities exchange, and (2) after the completion of such merger on March 7, 2006, New York Stock Exchange LLC, a New York limited liability company and a registered U.S. national securities exchange, and, where the context requires, its subsidiaries, NYSE Market, Inc., a Delaware corporation, and NYSE Regulation, Inc., a New York not-for-profit corporation;

  •
  "NYSE Arca" refers to NYSE Arca, L.L.C., a Delaware limited liability company (formerly known as Archipelago Exchange, L.L.C.), and NYSE Arca, Inc., a Delaware corporation (formerly known as the Pacific Exchange, Inc.), and NYSE Arca Equities, Inc., a Delaware corporation (formerly known as PCX Equities, Inc.);

  •
  "NYSE Arca, Inc.," where that specific term is used, refers to the entity registered as a U.S. national securities exchange (formerly known as the Pacific Exchange, Inc.);

  •
  "NYSE Euronext" refers to NYSE Euronext, Inc., a newly formed Delaware corporation that will be renamed "NYSE Euronext" upon completion of the combination, and its subsidiaries;

  •
  "NYSE Euronext (Holding)" refers to NYSE Euronext (Holding) N.V., an indirect wholly owned subsidiary of NYSE Euronext; and

  •
  "NYSE Group" refers to NYSE Group, Inc., a Delaware corporation, and its subsidiaries.

ADDITIONAL INFORMATION

        You may obtain the exhibits to the Registration Statement on Form S-4 to which this prospectus relates from the Internet site of the U.S. Securities and Exchange Commission, or SEC, at www.sec.gov.Such exhibits are not included in this document.

        No person is authorized to give any information or to make any representation with respect to the matters that this document describes other than those contained in this document, and, if given or made, the information or representation must not be relied upon as having been authorized by NYSE Group, Euronext, or NYSE Euronext. This document does not constitute an offer to sell or a solicitation of an offer to buy or tender securities in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer. Neither the delivery of this document nor any distribution of securities made under this document shall, under any circumstances, create an implication that there has been no change in the affairs of the NYSE Group, Euronext, or NYSE Euronext since the date of this document or that any information contained herein is correct as of any time subsequent to the date of this document.

        Each of NYSE Group and Euronext maintains an Internet site. The NYSE Group Internet site is at www.nyse.com. The Euronext Internet site is at www.euronext.com. Information contained in or otherwise accessible through these Internet sites is not a part of this prospectus. All references in this prospectus to these Internet sites are inactive textual references to these URLs and are for your information only.

i

Termination	166
Conduct of Business Pending the Combination	169
Permitted Euronext Dividend	170
Indemnification and Insurance of Directors and Officers	170
Governance and Management	170
Amendment and Waiver	172
Fees and Expenses	172
Representations and Warranties	173
DIRECTORS AND MANAGEMENT OF NYSE EURONEXT AFTER THE COMBINATION	174
Directors of NYSE Euronext After the Combination	174
Director Independence Policy of NYSE Euronext	181
Committees of the NYSE Euronext Board of Directors	182
Management of NYSE Euronext	185
Compensation of Directors and Executive Officers	189
INDUSTRY	190
General	190
U.S. Markets	191
European Markets	195
Market Trends and Developments	198
REGULATION	201
U.S. Regulation	201
European Regulation	204
INFORMATION ABOUT NYSE EURONEXT	212
Overview	212
NYSE Euronext's Competitive Strengths	212
NYSE Euronext's Strategy	214
Competition	216
Principal Stockholders	217
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA FOR NYSE EURONEXT	220
INFORMATION ABOUT NYSE GROUP	232
Overview	232
History	233
Competitive Strengths	234
Recent Acquisitions/Strategic Investments/Alliances	235
The NYSE and NYSE Arca	236
Securities Industry Automation Corporation (SIAC)	247
NYSE Regulation	248
Technology and Intellectual Property	250
Properties	253
Security Measures and Contingency Plans	254
Employees	254
Legal Proceedings	255
Officers and Directors	260

Director Compensation and Indemnification	261
Executive Compensation	262
Principal Stockholders	273
SELECTED HISTORICAL FINANCIAL DATA OF NYSE GROUP	276
Selected Historical Financial Data of NYSE Group	276
Selected Historical Financial Data of Archipelago (as the predecessor to NYSE Arca)	278
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF NYSE GROUP	281
Overview	281
Business Development	281
Segment Reporting	283
Operating Data	284
Sources of Revenues	285
Components of Expenses	288
Regulatory Fine Income	289
Results of Operations	289
Regulatory Fine Income	312
NYSE Market	316
NYSE Market Compensation	319
Regulatory Fine Income	320
SIAC Services	320
Liquidity and Capital Resources	322
Quantitative and Qualitative Disclosure About Market Risk	325
Summary Disclosures About Contractual Obligations and Off-Balance Sheet Arrangements	326
Critical Accounting Policies and Estimates	326
New Accounting Pronouncements	327
Controls and Procedures	328
Recent Developments	328
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ARCHIPELAGO	329
Business Development	329
Business Environment	330
Archipelago Reorganization	330
Income Taxes	330
Segment Reporting	331
Sources of Revenues	331
Quarterly Fluctuations	333
Related Party Revenues	333
Components of Expenses	333
Key Statistical Information	334
Results of Operations	337
Year Ended December 31, 2005 Versus Year Ended December 31, 2004	338
Year Ended December 31, 2004 Versus Year Ended December 31, 2003	343
Summary Disclosures About Contractual Obligations and Off-Balance Sheet Arrangements	348
Critical Accounting Policies	348
Provision for Doubtful Accounts	349
Controls and Procedures	351

INFORMATION ABOUT EURONEXT	352
Overview	352
Recent Developments	353
Business Segments	354
Cash Trading	354
Listing	359
Derivatives Trading	362
Trading Platform and Market Structure	363
Information Services	365
Sale of Software: GL TRADE	367
MTS	370
Post-Trade Service Providers	372
Atos Euronext Market Solutions	375
Powernext	378
Intellectual Property	379
Real Estate	379
Insurance	379
Legal Proceedings	380
Supervisory Board and Managing Board	380
Supervisory Board Compensation and Indemnification	381
Executive Compensation	382
Compensation Committee Interlocks and Insider Participation	387
Certain Relationships and Related-Party Transactions	387
Beneficial Ownership of Management	388
Major Shareholders and Affiliates	388
SELECTED HISTORICAL FINANCIAL DATA OF EURONEXT	390
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF EURONEXT	394
Overview	394
Sources of Revenue and Principal Expense Items	394
Recent Developments	400
Results of Operations for the Six Months Ended June 30, 2006 Compared to the Six Months Ended June 30, 2005	405
Results of Operations for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004	411
Results of Operations for the Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003	417
Liquidity and Capital Resources	425
Debt and Minority Put Options	426
Contractual Obligations	427
Off Balance Sheet Arrangements	428
Critical Accounting Policies	428
Quantitative and Qualitative Disclosures About Market Risk	429
Summary of Material Differences between IFRS and U.S. GAAP	432
DESCRIPTION OF NYSE EURONEXT CAPITAL STOCK	433
Common Stock	433
Ownership and Voting Limits on NYSE Euronext Capital Stock	433
Transfer Restrictions on Certain Shares of NYSE Euronext Common Stock	436

U.S. Federal Income Tax Considerations for Non-U.S. Holders of NYSE Euronext Common Stock	438
COMPARISON OF SHAREHOLDER RIGHTS PRIOR TO AND AFTER THE COMBINATION	441
LEGAL MATTERS	473
EXPERTS	473
WHERE YOU CAN FIND MORE INFORMATION	473
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF NYSE EURONEXT, INC.	FIN-1
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF NYSE GROUP, INC.	FIN-7
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF ARCHIPELAGO HOLDINGS, INC.	FIN-58
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF EURONEXT N.V.	FIN-88
ANNEX A—Amended and Restated Combination Agreement
ANNEX B—Opinion of Citigroup Global Markets Inc.
ANNEX C—Opinion of Morgan Stanley & Co. Limited
ANNEX D—Opinion of ABN AMRO Corporate Finance France S.A.
ANNEX E—Form of Amended and Restated Certificate of Incorporation of NYSE Euronext
ANNEX F—Form of Amended and Restated Bylaws of NYSE Euronext
ANNEX G—Opinion of Houlihan Lokey Howard & Zukin (Europe) Limited
ANNEX H—Valuation Report prepared by Citigroup Global Markets Limited, Société Générale and JPMorgan Chase Bank, N.A.

v

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

        The questions and answers below highlight only selected information from this document. They do not contain all of the information that may be important to you. You should read carefully this entire document, including its annexes to fully understand the proposed transaction and mechanics of the exchange offer.

Q:
What is the purpose of this exchange offer? (See page 59)

A:
NYSE Group and Euronext have entered into an agreement providing for a combination of their businesses under a new holding company named NYSE Euronext. Euronext's business will be brought under the new holding company through an exchange offer, and NYSE Group's businesses will be brought under the new holding company through a merger.

The purpose of this document is to effect the exchange offer for all issued Euronext shares, so that Euronext will become a subsidiary of NYSE Euronext. If the exchange offer is successful and 50% plus one of the issued Euronext shares (computed on a fully diluted basis) are tendered in the exchange offer, NYSE Group's business will immediately be brought under NYSE Euronext through a merger.

Q:
What will Euronext shareholders receive in the exchange offer? (See page 148)

A:
In the exchange offer, Euronext shareholders will have the right to exchange each of their Euronext shares for:

•
€21.32 in cash; and

•
0.98 of a share of NYSE Euronext common stock.

The foregoing mix of consideration is the "standard offer consideration." In no event will Euronext shareholders receive any interest on the payments to which they are entitled under the exchange offer, and the cash consideration paid in respect of tendered Euronext shares will be paid in euros.

Q:
May Euronext shareholders elect to receive a greater proportion of cash or a greater proportion of NYSE Euronext common stock than the standard offer consideration described above? (See page 148)

A:
Yes. The exchange offer includes a mix and match election feature that permits Euronext shareholders to receive, in lieu of the standard offer consideration:

•
1.2633 shares of NYSE Euronext common stock; or

•
€95.07 in cash

for each Euronext share validly tendered and not withdrawn. The former election is referred to as the "stock election," and the latter election is referred to as the "cash election."

Both the cash election and stock election are subject to proration to ensure that the total amount of cash paid, and the total number of shares of NYSE Euronext common stock issued, in the exchange offer are equal to the total amount of cash and number of shares that would have been paid and issued if all tendering Euronext shareholders received the standard offer consideration. Accordingly, cash elections and stock elections will be satisfied in full only to the extent that off-setting elections have been made by other tendering holders of Euronext shares. Accordingly, there can be no assurance that Euronext shareholders will receive all of their consideration in the form that they have elected. See "Risk Factors—If you are a Euronext shareholder, your ability to increase the amount of cash or the number of shares of NYSE Euronext common stock that you receive in the exchange offer pursuant to the cash election or stock election, respectively, will be subject to proration in the event of an oversubscription of the cash election or the stock election."

Euronext shareholders are not required to make any election (in which case they will automatically receive the standard offer consideration) or to make the same election for their tendered Euronext shares. The election procedure is described more fully under "The Combination Agreement—The Exchange Offer—Mix and Match Election."

Q:
What is the recommendation of the Euronext supervisory board with respect to the exchange offer? (See page 81)

A:
The Euronext supervisory board recommends that the Euronext shareholders tender their Euronext shares in the exchange offer.

Q:
How long will the exchange offer be open? (See page 149)

A:
The exchange offer will expire at 12:00 midnight, Paris time, on March 21, 2007, unless:

•
the AMF extends or suspends the period of the exchange offer; or

•
the exchange offer is withdrawn prior to that time.

A press release setting forth the expiration date and time of the exchange offer will be issued if the offering period is extended.

The AMF has the sole authority to determine whether or not to extend the offering period.

Q:
Are there any conditions to purchase the Euronext shares tendered in the exchange offer? (See page 162)

A:
Yes. Completion of the exchange offer requires that at least 50% plus one of the issued Euronext shares, on a fully diluted basis, is tendered and not withdrawn in the exchange offer. This condition is referred to as the "minimum tender condition."

In addition, NYSE Euronext may withdraw the exchange offer in accordance with the provisions of (1) Article 232-11 of the General Regulations of the AMF and (2) the combination agreement. See "The Combination Agreement—Conditions to Completing the Combination."

Q:
Under what circumstances will there be a subsequent offering period? (See page 150)

A:
If the minimum tender condition is satisfied and the exchange offer is successful, a subsequent offering period will be opened by the AMF within 10 French trading days after the publication by the AMF of the results of the exchange offer. In this case, the exchange offer will be re-opened for at least 10 French trading days.

Q:
Will Euronext shareholders receive the same consideration if they tender in the subsequent offering period as if they tender during the initial offering period? (See page 150)

A:
In the event of a subsequent offering period, the standard offer consideration will be the same as in the initial offering period. However, because any subsequent offering period will be subject to a separate proration calculation, Euronext shareholders who make a stock or cash election in the subsequent offering period may receive a different mix of consideration than they would have received had they made the same election during the initial offer period.

Q:
What will happen to Euronext shares that are not tendered in the exchange offer?(See page 156)

A:
As soon as possible after the successful completion of the exchange offer, NYSE Euronext plans to effectuate a post-closing reorganization of Euronext and its subsidiaries that is intended to result in the business of Euronext being held in wholly owned subsidiaries of NYSE Euronext. In the post-closing reorganization, Euronext shareholders who did not exchange their Euronext shares in the exchange offer will generally be provided with the same consideration that they would have received had they tendered their Euronext shares in the exchange offer and not made either the cash election or the stock election; that is, €21.32 in cash and 0.98 of a share of NYSE Euronext common stock per Euronext share. Although the structure of the post-closing reorganization may not be determined until the expiration of the exchange offer, if less than 95% of the outstanding Euronext shares are acquired in the exchange offer, it is currently anticipated that a significant portion of the consideration paid to Euronext shareholders pursuant to the post-closing reorganization will be subject to Dutch dividend withholding tax. Application of the Dutch dividend withholding tax could cause the net value of the consideration received by Euronext shareholders in the post-closing reorganization to be substantially less than the net value of the consideration such shareholders would have received had they tendered their Euronext shares in the exchange offer. See "The Combination—Material Dutch Tax Consequences—The Post Closing Reorganization Effectuated Other than Pursuant to the Compulsory Acquisition Procedure—Dividend Withholding Tax."

  If less than 95% of the outstanding Euronext shares are acquired in the exchange offer, it is anticipated that Euronext (or the subsidiary of NYSE Euronext (Holding) into which Euronext will have merged) will have to be dissolved and liquidated. Dissolution and liquidation of Euronext (or the merger of Euronext into such other subsidiary) will require the approval of a simple majority of the votes cast at a shareholders' meeting of Euronext, which will be held for these purposes after completion of the exchange offer. NYSE Euronext and its subsidiaries will be permitted to vote their Euronext shares at this meeting.

If 95% or more of the issued and outstanding share capital of Euronext is tendered in the exchange offer, NYSE Euronext intends to effectuate the post-closing reorganization through NYSE Euronext (Holding) by initiating a compulsory acquisition procedure (uitkoopregeling) in accordance with section 2:92a of the Dutch Civil Code. In such circumstances, the price to be paid for such shares would be paid in cash only, in an amount determined by the Enterprise Chamber of the Amsterdam Court of Appeals, which amount may be different from the consideration that Euronext shareholders received in the exchange offer. In addition, if NYSE Euronext (Holding) holds more than 95% of the voting rights of Euronext upon completion of the exchange offer, NYSE Euronext reserves the right to implement a buyout offer (offre publique de retrait) in accordance with articles 236-1 et seq. of the General Regulations of the AMF.

The post-closing reorganization, if successful, will eliminate any minority stockholder interest in Euronext remaining after the completion of the exchange offer.

Q:
Can holders of Euronext stock options and Euronext stock-based awards participate in the exchange offer? (See page 153)

A:
Holders of Euronext stock options who would like to tender the underlying Euronext shares into the exchange offer must first exercise or subscribe the options and then tender the underlying Euronext shares on or prior to the expiration date of the exchange offer or the subsequent offering period, if applicable, according to the instructions provided to them.

As of the date of this document, in accordance with the provisions of the stock option plans, only options granted under Euronext's SBF Option Plan or Euronext's 2001 and 2002 Option Plans are exercisable.

However, if following and as a result of the exchange offer, NYSE Euronext acquires control of Euronext, stock options granted under Euronext's 2004 Option Plan would become automatically exercisable during a six-month period following the date on which control is acquired in accordance with the provisions of article 14 of the relevant plan. Option holders would be entitled to tender the underlying Euronext shares into the exchange offer during the subsequent offer period, provided that they timely exercise the options and tender the underlying Euronext shares on or prior to the expiration date of the subsequent offer period.

Holders of stock-based awards granted under the Euronext 2005 and 2006 Executive Incentive Plan will not be entitled to tender the Euronext shares underlying their stock-based awards into the exchange offer. Participants in the Euronext N.V. All Employee Share Purchase and Match Plan 2006, the Euronext N.V. HM Revenue and Customs Approved Share Incentive Plan 2006 and the Euronext N.V. Share Purchase and

  Match French Plan (together the "Elements Plans") may tender their Euronext shares acquired under the Elements Plans in the exchange offer for the standard offer consideration or the stock election (but not for the cash election) without forfeiting their rights to deferred shares under the Elements Plans; provided that the holding requirements now applicable to the Euronext shares acquired by participants under the Elements Plans would apply to the NYSE Euronext shares received by such individuals in the exchange offer as described above.

Q:
What will happen to Euronext stock options or other Euronext stock-based awards that are not tendered in the exchange offer? (See page 154)

If there are Euronext stock options and other Euronext stock-based awards that are not tendered in the exchange offer (including in the subsequent offering period), then at the effective time of the merger or to the extent not feasible at such date for some or all holders in some or all jurisdictions (for tax reasons or otherwise), promptly thereafter and in any event no later than the completion of the post-closing reorganization, such Euronext stock options and/or other Euronext stock-based awards granted under the employee and director stock option and stock-based award plans of Euronext, whether vested or unvested, will be converted into a NYSE Euronext stock option or a NYSE Euronext stock-based award, respectively, on the same terms and conditions as were applicable under such Euronext stock option and Euronext stock-based award prior to the post-closing reorganization.

The number of shares of NYSE Euronext common stock underlying each such NYSE Euronext stock option or NYSE Euronext stock-based award shall be the number of Euronext shares underlying each such Euronext stock option or Euronext stock-based award multiplied by 1.2633 (which is the number of shares of NYSE Euronext common stock that a Euronext shareholder who makes the stock election will receive, assuming no proration or other adjustments), rounded, if necessary, to the nearest whole share of NYSE Euronext common stock. These NYSE Euronext stock options will have an exercise price per share (rounded to the nearest one-hundredth of a cent) equal to the per share exercise price of the applicable Euronext stock option divided by 1.2633.

In certain circumstances, if the conversion of any Euronext stock options and Euronext stock-based awards into NYSE Euronext stock options and NYSE Euronext stock-based awards would cause holders who are French residents for tax purposes to incur incrementally more taxes and social security charges than would be the case had they otherwise complied with certain requirements for favorable tax and/or social security treatment under French law (including by holding the Euronext stock options and Euronext stock-based awards for requisite holding and vesting periods), NYSE Euronext intends to make specific arrangements for such holders in order to avoid, or reimburse them for, such incremental tax and social security liability. For a description of these arrangements, see "The Combination Agreement—Treatment of Euronext Stock Options and Euronext Stock-Based Awards."

  In addition, NYSE Euronext and Euronext may take steps to reduce or eliminate, or reimburse certain holders for, incremental tax and social security liability on their stock-options or stock-based awards as a result of the combination.

Q:
If NYSE Euronext acquires all of the Euronext shares in the exchange offer, what percentage of NYSE Euronext will be owned by the former holders of Euronext shares? (See page 61)

A:
If all of the Euronext shares are validly tendered and exchanged pursuant to the terms of the exchange offer, immediately after the exchange offer:

•
the former holders of Euronext shares (excluding Euronext and its subsidiaries) will own approximately 41% of the outstanding common stock of NYSE Euronext; and

  •
  the current holders of NYSE Group common stock (excluding NYSE Group and its subsidiaries) will hold approximately 59% of the outstanding common stock of NYSE Euronext.

After successful completion of the exchange offer and the merger, Euronext shareholders will hold securities of a company larger than Euronext. Accordingly, their ownership and voting percentages of the combined company will be lower than they now have in Euronext.

Q.
After Euronext shareholders tender their Euronext shares, may they change their mind and withdraw them? (See page 149)

A:
Yes. Euronext shareholders may withdraw their Euronext shares from the exchange offer at any time until the expiration of the exchange offer. If a subsequent offering period is provided, Euronext shareholders may withdraw their Euronext shares tendered during that subsequent period at any time prior to the expiration of the subsequent offering period.

Q.
How do Euronext shareholders obtain transmittal materials to tender their Euronext shares in the exchange offer? (See page 150)

A:
The manner in which Euronext shareholders hold their Euronext shares will determine the procedures to follow to tender their Euronext shares in the exchange offer:

•
Account with a U.S. Custodian Through Euroclear France. Shareholders who hold Euronext shares in an account with a U.S. custodian (such as a broker, bank or trust company) through Euroclear France should receive from their U.S. custodian either (1) transmittal materials in the form provided to it by one of the presenting banks and instructions obtained from a financial intermediary that is a Euroclear affiliate or (2) a separate form prepared by the U.S. custodian in the form provided to it by one of the presenting banks. Such Euronext shareholders who do not receive instructions from their U.S. custodian should contact their U.S. custodian directly.

•
Account with a Financial Intermediary (other than a U.S. Custodian) Through Euroclear France. Shareholders who hold Euronext shares in an account with a financial intermediary (other than a U.S. custodian) through Euroclear France may obtain transmittal materials and instructions for accepting the exchange offer through such financial intermediary. Such shareholders should contact their financial intermediary directly in order to obtain such transmittal materials and instructions.

•
Shares Registered in the Name of the Euronext Shareholder. Euronext shareholders whose Euronext shares are registered directly under their name should receive transmittal materials from Netherlands Management Company B.V., in its capacity as Euronext's registrar. Such shareholders should contact Netherlands Management Company B.V. directly if they do not obtain these materials.

Q.
Do Euronext shareholders who voted to approve the combination agreement need to take any action to accept the exchange offer? (See page 150)

A:
Yes. Euronext shareholders who voted to approve the combination agreement at the Euronext extraordinary meeting will still need to tender their Euronext shares in the exchange offer in order to receive the offer consideration. Their vote to approve the combination agreement will NOT automatically cause the tender of their Euronext shares in the exchange offer, nor will it obligate them to tender their Euronext shares in the exchange offer.

Q:
Can Euronext shareholders who voted against (or did not vote for) the approval of the combination agreement participate in the exchange offer? (See page 150)

A:
Yes. All Euronext shareholders are eligible to participate in the exchange offer on the same terms, whether or not they voted to approve the combination agreement and the transactions contemplated thereby.

Q:
Do Euronext shareholders need to do anything if they want to retain their Euronext shares? (See page 156)

A:
No. Euronext shareholders who want to retain their Euronext shares do not need to take any action. However, shareholders intending to retain their Euronext shares should be aware that NYSE Euronext plans to effectuate a post-closing reorganization of Euronext and its subsidiaries that is intended to result in the business of Euronext being held in wholly owned subsidiaries of NYSE Euronext. See "The Combination Agreement—Post Closing Reorganization" for a description of the post-closing reorganization. Although the structure of the post-closing reorganization may not be determined until the expiration of the exchange offer, if less than 95% of the outstanding Euronext shares are acquired in the exchange offer, it is currently anticipated that a significant portion of the consideration paid to Euronext shareholders pursuant to the post-closing reorganization will be subject to Dutch dividend withholding tax. Application of the Dutch dividend withholding tax could cause the net value of the consideration received by Euronext shareholders in the post-closing reorganization to be substantially less than the net value of the consideration such shareholders would have received had they tendered their Euronext shares in the exchange offer. See "The Combination—Material Dutch Tax Consequences—Post Closing Reorganization Effectuated Other than Pursuant to the Compulsory Acquisition Procedure—Dividend Withholding Tax."

  If 95% or more of the outstanding Euronext shares are acquired in the exchange offer, NYSE Euronext (Holding) intends to initiate a compulsory acquisition procedure (uitkoopregeling) in accordance with section 2:92a of the Dutch Civil Code and/or a buyout offer (offre publique de retrait) in accordance with Articles 236-1 et seq. of the General Regulations of the AMF. In the case of a compulsory acquisition, the price to be paid for Euronext shares would be paid in cash only, in an amount determined by the Enterprise Chamber of the Amsterdam Court of Appeals, which amount may be different from the consideration that Euronext shareholders received in the exchange offer.

Q:
What happens if the exchange offer is withdrawn or not successful? (See page 151)

A:
If the exchange offer is withdrawn or not successful, any Euronext shares that have been tendered will be returned to the tendering stockholder without any other payment being due. This should occur within two French trading days following (1) the announcement of the withdrawal, or (2) in the event the exchange offer is not successful, the publication by the AMF of the results of the exchange offer.

Q:
Will there be transfer restrictions on the NYSE Euronext common stock that are delivered in respect of tendered Euronext shares? (See page 436)

A:
No. The shares of NYSE Euronext common stock issued to Euronext shareholders in the exchange offer will not be subject to transfer restrictions.

Q:
Who should Euronext shareholders contact if they have questions on how to tender their shares?

A:
Questions and requests for assistance may be directed to the appropriate information agent listed below. You may also contact your bank, broker, custodian or, for registered Euronext shareholders only, Netherlands Management Company B.V. for assistance concerning the exchange offer.

Institutional shareholders, banks, brokers and custodians can contact Morrow & Co., Inc. at the phone numbers listed below, or by email:

470 West Avenue Stamford, CT 06902 (203) 658-9400 exchangeofferinfo@morrowco.com
One Queen Anne's Gate London, England SW1H 9BT +44 207 222 4645 exchangeofferinfo@morrowco.com

  Individual shareholders can contact Georgeson by calling toll free at (800) 657-5014 or by calling collect at +44 117 378 5988.

SUMMARY

        This summary highlights selected information in this document and may not contain all of the information that is important to you. You should carefully read this entire document, including its annexes, for a more complete understanding of the combination agreement, the transactions contemplated by the combination agreement, NYSE Group, Euronext and the combined company resulting from the transactions contemplated by the combination agreement.

The Companies

NYSE Group, Inc. (see page 232)

        NYSE Group, Inc., a Delaware corporation, is a holding company that, through its subsidiaries, operates two securities exchanges: the NYSE and NYSE Arca, Inc. NYSE Group is a leading provider of securities listing, trading and market data products and services. NYSE Group was formed in connection with the merger of the NYSE and Archipelago, which was completed on March 7, 2006. Although the trading platforms of the NYSE and NYSE Arca currently operate separately, NYSE Group is actively integrating certain of their activities to achieve revenue and cost synergies.

        The NYSE is the world's largest cash equities exchange. The NYSE is approximately three times the size of the next largest cash equities exchange in the world in terms of total worldwide market capitalization of listed companies. The NYSE provides a reliable, orderly, liquid and efficient marketplace where investors buy and sell listed issuers' common stock and other securities. For 214 years, the NYSE has facilitated capital formation, serving a wide spectrum of participants, including individual and institutional investors, the trading community and listed companies. As of December 31, 2006, 2,713 issuers, which include domestic and non-domestic operating companies, closed-end funds and exchange traded funds ("ETFs"), were listed on the NYSE. The NYSE's listed operating companies represent a total worldwide market capitalization of over $25.0 trillion, as of December 31, 2006. During 2006, on an average trading day, approximately 1.67 billion shares, valued at over $63.0 billion, were traded on the NYSE.

        NYSE Arca operates the first open, all-electronic stock exchange in the United States and has one of the leading market positions in trading ETFs and exchange listed securities. NYSE Arca is also an exchange for trading equity options. Through NYSE Arca, customers can trade approximately 8,875 equity securities and over 152,000 options series. NYSE Arca's equity trading platforms link traders to multiple U.S. market centers and provide customers with fast electronic execution and open, direct and anonymous market access. The technological capabilities of NYSE Arca's trading platforms, combined with its trading rules, have allowed NYSE Arca to create a large pool of liquidity that is available to customers internally on NYSE Arca and externally through other market centers. During 2006, on an average trading day, over 822 million shares, valued at over $28.6 billion, were traded through NYSE Arca's trading platforms.

        For the nine months ended September 30, 2006, on a pro forma basis reflecting the merger of the NYSE and Archipelago, based on financial statements prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), NYSE Group generated $1,338.2 million in revenues (excluding activity assessment fees) and $199.6 million in income from continuing operations.

        NYSE Group maintains its principal executive offices at 11 Wall Street, New York, New York 10005. Its telephone number is (212) 656-3000, and its Internet address is www.nyse.com. Information contained on NYSE Group's website does not constitute a part of this prospectus. This website address is an inactive text reference and is not intended to be an actual link to the website.

Euronext N.V. (see page 352)

        Euronext N.V., a public limited liability company organized under the laws of the Netherlands, operates cash and derivatives exchanges through its subsidiaries in Belgium, France, the Netherlands and Portugal, in addition to services for derivatives markets in the United Kingdom. Euronext was created in 2000 through a three-way merger of the exchanges of Amsterdam, Brussels and Paris. Euronext later expanded by merging with the Portuguese exchange and acquiring the London-based derivatives market, LIFFE, in 2002. In 2004, Euronext completed a four-year project in which it migrated its exchanges to harmonized information technology platforms for cash trading (NSC), derivatives (LIFFE CONNECT®) and clearing. In 2005 and the first half of 2006, Euronext was the largest cash equities exchange in Europe in terms of the volume and value of transactions processed through the central order book and the second largest derivatives exchange in Europe by volume. Euronext also sells market data through its information services unit.

        Euronext sells software and information technology, or IT, trading solutions through its subsidiary, GL TRADE, a leading provider of front-to-back-office trading, exchange-related software. IT services are provided by Atos Euronext Market Solutions, a company owned 50/50 by Atos Origin and Euronext.

        Euronext also holds (jointly with Borsa Italiana) a majority stake in Societa per il Mercato del Titoli di Stato (or "MTS"), a leading electronic market for European wholesale fixed income securities.

        For the six months ended June 30, 2006, based on financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), Euronext generated €557.7 million in revenues and €193.7 million in net profit attributable to shareholders of the parent company.

        The address of Euronext's registered office is Beursplein 5, 1012 JW Amsterdam, the Netherlands, and its telephone number is +31 20 550 4444. Its website is www.euronext.com. Information contained on Euronext's website does not constitute part of this prospectus. This website address is an inactive text reference and is not intended to be an actual link to the website.

NYSE Euronext (see page 212)

        NYSE Euronext is a newly incorporated Delaware corporation that will become the parent company of NYSE Group and Euronext upon the completion of the combination. Upon completion of the combination, the company's name will be changed from "NYSE Euronext, Inc." to "NYSE Euronext." To date, NYSE Euronext has not conducted any material activities other than those incident to its formation and the matters contemplated by the combination agreement. The address of NYSE Euronext's principal executive offices is c/o NYSE Group, Inc., 11 Wall Street, New York, New York 10005. Its telephone number is (212) 656-3000.

What Tendering Euronext Shareholders Will Receive in the Exchange Offer (see page 148)

        NYSE Euronext is offering, through its indirect wholly owned subsidiary, NYSE Euronext (Holding), to acquire each outstanding Euronext share for €21.32 in cash and 0.98 of a share of NYSE Euronext common stock. This document refers to this mix of consideration as the "standard offer consideration."

        Instead of receiving this standard offer consideration, Euronext shareholders who tender their shares in the exchange offer will have an opportunity to receive either (a) €95.07 in cash, without interest, for each Euronext share tendered (the "cash election") or (b) 1.2633 newly issued shares of NYSE Euronext common stock for each Euronext share tendered (the "stock election"). Euronext shareholders who tender their Euronext shares in the exchange offer and make no election with respect to such shares will receive the standard offer consideration.

        The €95.07 in cash that a tendering Euronext shareholder will receive (subject to the possible proration described below) for each tendered Euronext share for which it makes the cash election is equal to the sum of:

  •
  €21.32; and

  •
  the product of 0.98 multiplied by €75.26, the volume-weighted average price of NYSE Group common stock during the 10 consecutive trading days ending immediately prior to the filing of the draft tender offer prospectus with the AMF on January 9, 2007 converted into euros using the average of the noon buying rates of the Federal Reserve Bank of New York for this same 10-trading day period.

        The 1.2633 newly issued shares of NYSE Euronext common stock that a tendering Euronext shareholder will receive (subject to the possible proration described below) for each tendered Euronext share for which it makes the stock election is equal to the sum of:

  •
  0.98; and

  •
  the quotient obtained by dividing €21.32 by €75.26, which is the volume-weighted average price of NYSE Group common stock during the 10 consecutive trading days ending immediately prior to the filing of the draft tender offer prospectus with the AMF on January 9, 2007 converted into euros using the average of the noon buying rates of the Federal Reserve Bank of New York for this same 10-trading day period.

        Both the cash election and stock election are subject to proration to ensure that the total amount of cash paid, and the total number of shares of NYSE Euronext common stock issued, in the exchange offer to the Euronext shareholders, as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued if all tendering Euronext shareholders received the standard offer consideration.

        As a result, if the cash election or the stock election is oversubscribed, Euronext shareholders making the oversubscribed election will receive both cash and shares of NYSE Euronext common stock, in proportion to the relative amounts available of each. As the cash election or stock election becomes more oversubscribed, Euronext shareholders making the oversubscribed election will receive consideration that will more closely resemble the standard offer consideration. Therefore the precise consideration that Euronext shareholders will receive if they make the cash election or the stock election will depend on the number of Euronext shareholders who make the cash election and the number who make the stock election.

        For a more detailed description of the potential adjustments to the consideration that Euronext shareholders will receive if they make the cash election or the stock election, see "The Combination Agreement—The Exchange Offer—Consideration Offered to Euronext Shareholders" and "The Combination Agreement—The Exchange Offer—Mix and Match Election."

        Assuming that all of the outstanding Euronext shares are validly tendered in the exchange offer and not withdrawn, the aggregate number of shares of NYSE Euronext common stock issued in the combination to the Euronext shareholders will equal approximately 41% of the NYSE Euronext common stock issued and outstanding at the time of completion of the combination.

        NYSE Euronext is not obligated to purchase any tendered Euronext shares unless the tendered Euronext shares represent at least 50% plus one of the total issued shares of Euronext, computed on a fully diluted basis.

What NYSE Group Stockholders and Holders of NYSE Group Stock Options and Restricted Stock Units Will Receive in the Merger (see page 152)

        In the merger, pursuant to the combination agreement, each share of NYSE Group common stock will entitle its holder to one share of NYSE Euronext common stock. Shares of NYSE Euronext common stock that are issued to NYSE Group stockholders in the merger will be subject to the same transfer restrictions, if any, that the shares of NYSE Group common stock were subject to prior to the merger. In addition, holders of outstanding NYSE Group stock options to acquire shares of NYSE Group common stock will receive options to acquire an equal number of shares of NYSE Euronext common stock, and holders of outstanding restricted stock units of NYSE Group common stock will receive an equal number of restricted stock units of NYSE Euronext common stock.

        Assuming that all of the outstanding Euronext shares are validly tendered in the exchange offer and not withdrawn, the aggregate number of shares of NYSE Euronext common stock issued in the combination to the NYSE

Group stockholders will equal approximately 59% of the NYSE Euronext common stock issued and outstanding at the time of completion of the combination.

What Euronext Shareholders Will Receive if They Do Not Tender Their Euronext Shares in the Exchange Offer (see page 156)

        If the exchange offer is consummated, NYSE Euronext plans to effectuate a post-closing reorganization of Euronext and its subsidiaries that is intended to result in the business of Euronext being held in wholly owned subsidiaries of NYSE Euronext. In the post-closing reorganization, Euronext shareholders who did not tender their Euronext shares in the exchange offer will generally receive the same consideration that they would have received had they tendered their Euronext shares in the exchange offer and had they not made either the cash election or stock election for their Euronext shares, that is, €21.32 in cash and 0.98 of a share of NYSE Euronext common stock per Euronext share.

        Although the structure of the post-closing reorganization may not be determined until after the expiration of the exchange offer, if less than 95% of the outstanding Euronext shares are acquired in the exchange offer, it is currently anticipated that a significant portion of the consideration paid to Euronext shareholders pursuant to the post-closing reorganization will be subject to Dutch dividend withholding tax. Application of the Dutch dividend withholding tax could cause the net value of the consideration received by Euronext shareholders in the post-closing reorganization to be substantially less than the net value of the consideration such shareholders would have received had they tendered their Euronext shares in the exchange offer. If less than 95% of the outstanding Euronext shares are tendered and accepted in the exchange offer, completion of the post-closing reorganization is expected to require that Euronext (or the subsidiary of NYSE Euronext (Holding) into which Euronext will have merged) be dissolved and liquidated. Dissolution and liquidation of Euronext (or the merger of Euronext into such other subsidiary) will require the approval by a simple majority of the votes cast by the shareholders of Euronext (or such other subsidiary), which is anticipated to be held for these purposes after completion of the exchange offer.

        If 95% or more of the issued and outstanding Euronext shares are tendered and accepted in the exchange offer, NYSE Euronext intends to effectuate the post-closing reorganization through NYSE Euronext (Holding) by initiating a compulsory acquisition procedure (uitkoopregeling) in accordance with section 2:92a of the Dutch Civil Code. In such circumstances, the price to be paid for such shares would be paid in cash only, in an amount determined by the Enterprise Chamber of the Amsterdam Court of Appeals, which amount may be substantially more or less than the value of the consideration that Euronext shareholders received in the exchange offer. In addition, if NYSE Euronext (Holding) holds more than 95% of the outstanding Euronext shares upon completion of the exchange offer, NYSE Euronext reserves the right to implement a buyout offer (offre publique de retrait) in accordance with articles 236-1 et seq. of the General Regulations of the AMF.

        If successful, the effect of the post-closing reorganization will be to eliminate any minority stockholder interest in Euronext remaining after the completion of the exchange offer. For further details regarding the post-closing reorganization, see "The Combination Agreement—Post-Closing Reorganization."

How Holders of Euronext Options and Stock-Based Awards Can Participate in the Exchange Offer (see page 153)

        Holders of exercisable Euronext stock options who would like to tender the underlying Euronext shares into the exchange offer must first exercise such stock options (to the extent such stock options are exercisable) and then tender the underlying Euronext shares on or prior to the expiration date of the exchange offer. For further details regarding the procedure for participating in the exchange offer, see "The Combination Agreement—Treatment of Euronext Stock Options and Stock-Based Awards."

What Holders of Euronext Options and Stock-Based Awards Will Receive if They Do Not Exercise Their Options or Stock Based Awards and Tender the Shares in the Exchange Offer (see page 154)

        If, following the successful completion of the exchange offer, there are still Euronext stock options and Euronext stock-based awards outstanding, a conversion mechanism will generally be implemented for purposes of converting such stock options and stock-based awards into NYSE Euronext stock options and NYSE Euronext stock-based awards, respectively, on the same terms and conditions as currently applicable, subject to specific arrangements being made available to certain holders in order to protect such holders' tax and social security treatment. For a description of the conversion mechanism and these arrangements, please see "The Combination Agreement—Treatment of Euronext Stock Options and Stock-Based Awards Following the Exchange Offer."

Structure of the Combination (see page 147)

        In the combination, Euronext's business will be brought under NYSE Euronext through the exchange offer, and NYSE Group's business will be brought under NYSE Euronext through the merger. As soon as possible after the successful completion of the exchange offer and the merger, NYSE Euronext intends to effectuate the post-closing reorganization.

        The following diagram illustrates the structure of the combination and assumes full completion of the post-closing reorganization so that 100% of the equity of Euronext is held by NYSE Euronext:

The Combination

After the Combination and the Post-Closing Reorganization

        For a more detailed diagram of NYSE Euronext after the combination, see "The Combination Agreement—Structure of the Combination."

Description of Financing (see page 139)

        In connection with the exchange offer, NYSE Euronext, as the borrower, and NYSE Group, as the guarantor until the completion of the merger, entered into a €2.5 billion revolving credit bridge facility on January 5, 2007. The bridge facility has been established to enable NYSE Euronext (Holding) to fund the cash portion of the consideration payable by NYSE Euronext (Holding) for acquiring Euronext shares in the exchange offer. It includes terms and conditions customary for agreements of this type, which may restrict NYSE Euronext's ability to engage in additional transactions or incur additional indebtedness. NYSE Euronext may only borrow amounts under the bridge facility agreement to fund the cash portion of the consideration being offered to Euronext shareholders in the exchange offer.

        NYSE Euronext expects that, upon completion of the exchange offer, it will enter into a $3 billion syndicated revolving credit facility, which is currently anticipated to be used as a backstop for a global commercial paper program. The proceeds from the global commercial paper program will be used for general corporate purposes, including funding the cash portion of the consideration paid to Euronext shareholders in connection with the exchange offer and the post-closing reorganization, which is expected to equal approximately $3 billion. It is anticipated that the syndicated revolving credit facility will include terms and conditions customary for agreements of its type, which may restrict NYSE Euronext's ability to engage in additional transactions or incur additional indebtedness. If NYSE Euronext enters into a syndicated revolving credit facility, it is anticipated that such facility may be used instead of the bridge facility to fund the cash portion of the consideration to be paid to Euronext shareholders pursuant to the exchange offer and the post-closing reorganization and/or as a backstop for a global commercial paper program, the proceeds of which would be used for such purpose. There is no assurance, however, that NYSE Euronext will enter into a syndicated revolving credit facility or whether such facility will be appropriate to fund the cash portion of the consideration being offered to Euronext shareholders in the exchange offer, in which case the bridge facility is expected to be used for these purposes.

        Under the global commercial paper program, NYSE Euronext expects to issue approximately $3 billion of commercial paper through a number of dealers. The dealers will offer the notes worldwide in a variety of currencies with maturities of less than 365 days. The goal will be to issue the paper in the most cost effective currency. It is anticipated that the interest on commercial paper will be paid using cash from operations of the combined entity; and it is expected that the debt will be paid off in three to four years.

Reasons for the Combination (see page 73)

        Based on Euronext's reasons for the combination described in this document (see "The Combination—Euronext's Reasons for the Combination"), the Euronext supervisory board recommends that Euronext shareholders tender their shares in the exchange offer.

Interests of Directors, Board Members, and Executive Officers in the Combination (see page 117)

        You should be aware that some of the directors and executive officers of NYSE Group and managing and supervisory board members of Euronext may have interests in the combination that are different from, or in addition to, the interests of the NYSE Group stockholders and the Euronext shareholders. These interests may include, but are not limited to, the continued employment of certain executive officers of NYSE Group and managing board members of Euronext, the continued positions of certain directors of NYSE Group and supervisory board members of Euronext as directors of NYSE Euronext, and the indemnification of former directors and executive officers of NYSE Group and managing and supervisory board members of Euronext by NYSE Euronext. These interests also include the treatment in the combination of restricted stock units, stock options and other rights held by these directors, board members and executive officers.

Opinions of Financial Advisors (see page 94)

        Consistent with its past practice in cross-border transactions, Euronext retained two financial advisors—Morgan Stanley & Co.

Limited ("Morgan Stanley") and ABN AMRO Corporate Finance France S.A. ("ABN AMRO")—to act as financial advisors and to deliver separate opinions in connection with the proposed combination. ABN AMRO has historically advised Euronext regarding continental European matters while Morgan Stanley has more recently advised Euronext regarding U.K. and international matters. Both ABN AMRO and Morgan Stanley have been advising Euronext for a number of years in considering strategic alternatives.

        Morgan Stanley rendered to the Euronext supervisory and managing boards an opinion, dated as of January 3, 2007, to the effect that, as of the date of the opinion and based upon and subject to the assumptions and other limitations set forth in the opinion, the consideration to be received by the Euronext shareholders in the exchange offer was fair, from a financial point of view, to the Euronext shareholders, as a whole. On June 1, 2006 and November 23, 2006, in connection with Euronext's entry into the original combination agreement and the amendment and restatement thereof, respectively, Morgan Stanley rendered to the Euronext supervisory and managing boards substantially similar opinions, dated as of June 1, 2006 and November 23, 2006, respectively, which were subject to assumptions and limitations substantially similar to those set forth in the opinion dated as of January 3, 2007.

        ABN AMRO rendered to the Euronext supervisory and managing boards an opinion, dated as of January 3, 2007, to the effect that, as of the date of the opinion and based upon and subject to the assumptions, qualifications and other considerations set forth therein, the standard offer consideration to be offered to the Euronext shareholders in the exchange offer was fair, from a financial point of view, to the Euronext shareholders. On June 1, 2006 and November 23, 2006, in connection with Euronext's entry into the combination agreement and the amendment and restatement thereof, respectively, ABN AMRO rendered to the Euronext supervisory and managing boards substantially similar opinions, dated as of June 1, 2006 and November 23, 2006, respectively, which were subject to substantially similar assumptions, qualifications and other considerations set forth therein.

        The opinions of Morgan Stanley and ABN AMRO both address the fairness from a financial point of view of the consideration offered to Euronext shareholders in the proposed combination, except that (1) the opinions of ABN AMRO address the fairness from a financial point of view of the €21.32 in cash and 0.98 of a share of NYSE Euronext that Euronext shareholders would receive if Euronext shareholders elect to receive this standard offer consideration instead of making the stock election or the cash election for their Euronext shares, and (2) the opinions of Morgan Stanley address the fairness from a financial point of view of the consideration to be received by Euronext shareholders as a whole, regardless of whether such shareholders elect to receive the standard offer consideration, the stock election or the cash election for their Euronext shares. In addition, the opinions of Morgan Stanley and ABN AMRO are subject to the respective assumptions, qualifications and other limitations that are set forth in each opinion. See "The Combination—Opinions of Euronext's Financial Advisors."

        The Euronext supervisory board retained Houlihan Lokey Howard & Zukin (Europe) Limited ("Houlihan Lokey") to deliver a report prepared in accordance with Article 261-1 et seq. of the General Regulations of the AMF and AMF Instruction No. 2006-08 of July 25, 2006. Houlihan Lokey delivered its report to the Euronext supervisory board, including its opinion (attestation d'équité), dated as of November 23, 2006. On January 4, 2007, Houlihan Lokey delivered an opinion letter to the Euronext supervisory board in which it reaffirmed its opinion, as of January 4, 2007, and based upon and subject to the assumptions, qualifications and other limitations set forth in its report, that the standard consideration to be offered to the shareholders of Euronext in the exchange offer, taken as a whole, was fair to such shareholders from a financial point of view. On January 15, 2007, Houlihan Lokey delivered a supplemental letter to its opinion letter dated January 4, 2007, in which Houlihan Lokey confirmed that it had not deemed it necessary to include in its opinion letter dated January 4, 2007 a table reflecting updates to the valuation analyses set forth in its report, as the results of these valuation analyses had not, as of January 4, 2007, changed materially and continued

to support the conclusion set forth in its opinion letter dated January 4, 2007.

        In connection with the proposed combination, the NYSE Group retained Citigroup Global Markets Inc. ("Citigroup") to act as a financial advisor and to deliver an opinion in connection with the proposed combination. Citigroup rendered to the NYSE Group board of directors an opinion, dated June 1, 2006, to the effect that, as of the date of the opinion and based upon and subject to the considerations and limitations set forth in the opinion, the aggregate consideration to be paid by NYSE Euronext in the exchange offer is fair, from a financial point of view, to NYSE Group stockholders.

        In connection with the exchange offer, NYSE Euronext has retained Citigroup Global Markets Limited, Société Générale and JPMorgan Chase Bank, N.A. as presenting banks. Under the General Regulations of the AMF, the presenting banks are required to prepare an analysis of the financial terms of the exchange offer using a multicriteria approach to be included in the French exchange offer prospectus prepared by NYSE Euronext (note d'information) required to be filed with the AMF.

        The full text of the written opinions of Citigroup, Morgan Stanley, ABN AMRO and Houlihan Lokey and the valuation report of the presenting banks are included as Annexes B, C, D, G and H, respectively, to this document. You are urged to read each of the opinions and the valuation report carefully and in their entirety for a description of the procedures followed, matters considered and limitations on the review undertaken.

Material Dutch Tax Consequences (see page 129)

        See "The Combination—Material Dutch Tax Consequences" for a discussion of the Dutch tax consequences of the combination to Euronext shareholders. You are urged to consult with your tax advisor for a full understanding of the tax consequences of the combination to you.

Material U.S. Federal Income Tax Consequences (see page 135)

        The combination agreement contemplates that the receipt by holders of Euronext shares of the consideration in the exchange offer and in the post-closing reorganization will be structured as a taxable transaction for U.S. federal income tax purposes, unless NYSE Group elects, subject to the provisions of the combination agreement, to structure the post-closing reorganization so that, in the opinion of counsel to NYSE Group, the exchange offer together with the post-closing reorganization is treated either as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or an exchange described in Section 351 of the Internal Revenue Code. As of the date of this document, NYSE Group has not made the election described in the preceding sentence. In addition, because the structure of the post-closing reorganization may depend, among other things, on the percentage of the Euronext shares tendered in the exchange offer, NYSE Euronext may not be able to determine the structure of the post-closing reorganization and whether to make the election described above until the expiration of the exchange offer. Holders of Euronext shares who are subject to U.S. federal income taxes should recognize and consider that the combination agreement contemplates that the receipt by holders of Euronext shares of the consideration in the exchange offer and in the post-closing reorganization will be structured as a taxable transaction for U.S. federal income tax purposes.

        Taxable Exchange.    If, as currently contemplated by the combination agreement, the receipt by holders of Euronext shares of the consideration in the exchange offer or in the post-closing reorganization is treated as a taxable transaction for U.S. federal income tax purposes, a U.S. holder of Euronext shares generally will recognize gain or loss in an amount equal to the difference, if any, between (1) the amount realized, and (2) the holder's tax basis in the Euronext shares exchanged. The amount realized will be the fair market value of the NYSE Euronext common stock, if any, plus the amount of cash, if any, received pursuant to the exchange offer or the post-closing reorganization. In general, a non-U.S. holder of Euronext shares will not be subject to U.S. federal income tax in respect of the consideration received in the exchange offer or in the post-closing reorganization, unless such non-U.S. holder has certain connections to the United States.

        Reorganization Within the Meaning of Section 368(a) of the Internal Revenue Code or Exchange described in Section 351 of the Internal Revenue Code. If NYSE Group elects to structure the exchange offer together with the post-closing reorganization as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or as an exchange described in Section 351 of the Internal Revenue Code, and the post-closing reorganization together with the exchange offer so qualifies, the material U.S. federal income tax consequences to U.S. holders of Euronext shares, in general, are as follows:

  •
  If a U.S. holder receives solely NYSE Euronext common stock in exchange for its Euronext shares, such holder generally will not recognize any gain or loss, except with respect to cash received in lieu of fractional shares of NYSE Euronext common stock.

  •
  If a U.S. holder receives solely cash in exchange for its Euronext shares, such holder generally will recognize gain or loss equal to the difference between the amount of cash received and the tax basis in such holder's Euronext shares.

  •
  If a U.S. holder receives a combination of NYSE Euronext common stock and cash in exchange for its Euronext shares and such holder's tax basis in its Euronext shares is less than the sum of the cash and the fair market value, as of the closing date of the exchange offer or the post-closing reorganization, as applicable, of the NYSE Euronext common stock received, such holder generally will recognize gain equal to the lesser of (1) the sum of the cash and the fair market value of the NYSE Euronext common stock received, minus the tax basis of such holder's Euronext shares surrendered, and (2) the amount of cash received in the exchange offer or the post-closing reorganization as applicable. However, if a U.S. holder's tax basis in the Euronext shares exchanged in the exchange offer or the post-closing reorganization is greater than the sum of the cash and the fair market value of the NYSE Euronext common stock received, such holder's loss will not be currently allowed or recognized for U.S. federal income tax purposes.

        In general, a non-U.S. holder of Euronext shares will not be subject to U.S. federal income tax in respect of the consideration received in the exchange offer or in the post-closing reorganization, unless such non-U.S. holder has certain connections to the United States.

        All holders of Euronext shares should read "The Combination—Material U.S. Federal Income Tax Consequences—Tax Consequences of the Exchange Offer and the Post-Closing Reorganization to U.S. and Non-U.S. Holders of Euronext Shares" for a more complete discussion of the U.S. federal income tax consequences of the exchange offer and the post-closing reorganization. Holders of Euronext shares should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or non-U.S. income and other tax laws) of the exchange offer and the post-closing reorganization.

Regulatory Approvals and Conditions to Completion of the Combination (see page 140)

Competition and Antitrust

        NYSE Group and Euronext are not required to make notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder by the Federal Trade Commission. Competition and regulatory notifications and approvals were required from certain European authorities. In particular, competition consent was sought from, and provided by, the Office of Fair Trading in the United Kingdom, pursuant to the Enterprise Act 2002, and consent was sought from, and provided by, the Portuguese competition authority, Autoridade da Concorrência, in accordance with the Portuguese Competition Law (Law No 18/2003, of 11 June).

        At any time before or after the combination, the Antitrust Division of the U.S. Department of Justice and the FTC, a U.S. state attorney general, or a non-U.S. competition authority could take action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the combination or seeking divestiture of substantial assets of NYSE Group or Euronext or their subsidiaries. Private parties may also bring legal actions under the antitrust laws under certain circumstances. While NYSE Group and Euronext believe they have received the requisite regulatory approvals for the combination, they can give no assurance that a challenge to the combination will not be made or, if made, would be unsuccessful. See "The Combination Agreement—Conditions to Completing the Combination—Conditions to Filing and Commencing the Exchange Offer" and "The Combination Agreement—Conditions to Completing the Exchange Offer."

Securities and Other Regulatory Authorities

        European Regulators.    The following approvals from European regulators have been obtained with respect to the combination:

  •
  declarations of no objection issued by the Dutch Minister of Finance pursuant to section 5:32 of the Dutch Act on Financial Supervision (Wet op hef financieel toezicht 2006);

  •
  approval by the Dutch Minister of Finance after consultation with the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) ("AFM") pursuant to paragraph 4.3 of the formal exchange recognition dated September 22, 2000 and granted to Euronext and Euronext Amsterdam N.V. pursuant to Section 22 of the Dutch Act on the Supervision of the Securities Trade 1995;

  •
  no objection of the AMF pursuant to the provisions of Articles 511-1 and 511-5 of the General Regulations of the AMF;

  •
  declaration of no objection of the Belgian Banking, Finance, and Insurance Commission (Commission Bancaire, Financière et des Assurances) ("CBFA") pursuant to Article 19 of the Law of August 2, 2002;

  •
  declaration of no objection from the Belgian Minister of Finance, after consultation with the CBFA, under Articles 3, 4 and 17 of the Law of August 2, 2002;

  •
  declaration of no objection from the United Kingdom Financial Services Authority ("FSA") pursuant to REC 3.6.3(3)R of the Recognised Investment Exchanges and Recognised Clearing House Sourcebook of the FSA Handbook in respect of LIFFE Administration and Management;

  •
  approval by the Portuguese Minister of Finance after consultation with the Portuguese Securities Commission (Comissão do Mercado de Valores Mobiliários) ("CMVM"), pursuant to the Decree-law n.394/99 of October 13, 1999, as amended by Decree-law n.8-D/2002; and

  •
  authorization of Euronext's College of Regulators, which includes the Chairmen of the AMF, the AFM, the CBFA, the CMVM, and the FSA.

        In addition, the French Minister of Economy has taken no steps under article 441-1 of the Code Monetaire et Financier to object to the completion of the exchange offer.

        U.S. Securities and Exchange Commission.    The SEC has the right to approve the rules of the U.S. securities exchanges that will be owned by NYSE Euronext. The NYSE and NYSE Arca, Inc. have filed applications with the SEC seeking approval of certain elements of the proposed organization and operations described in this document. The SEC approved these applications on February 14, 2007.

        Conditions to Completing the Exchange Offer.    Completion of the exchange offer is subject to the satisfaction of the minimum tender condition and to NYSE Euronext (Holding) not having withdrawn the exchange offer in accordance with Article 232-11 of the General Regulations of the AMF and the relevant provisions of the combination agreement.

        Shareholder Approvals.    At meetings held on December 19, 2006 and December 20, 2006, Euronext shareholders and NYSE Group stockholders, respectively, approved the combination agreement and the transactions contemplated thereby.

Approvals for Certain Purchases of Euronext Shares Outside of the United States During the Exchange Offer

        In connection with the combination, UBS AG and Morgan Stanley, serving as financial advisors to Euronext, have sought and received from the SEC exemptive relief from the requirements of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), that permits these financial advisors and their affiliates and separately identifiable departments to make purchases of, or arrangements to purchase, Euronext securities outside the United States other than pursuant to the exchange offer. NYSE Euronext, NYSE Group and Euronext expressly draw attention to the fact that, subject to applicable regulatory requirements, these financial advisors and their affiliates or nominees or brokers (acting as agents) have the ability to make certain purchases of, or arrangements to purchase, Euronext securities outside the United States, other than pursuant to the exchange offer, before or during the period in which the exchange offer remains open for acceptance. In the event they were made, these purchases or arrangements to purchase would only be conducted in compliance with the applicable regulations in France, any other applicable jurisdiction in which Euronext securities are listed, and applicable U.S. securities laws (except to the extent of any exemptive relief granted by the SEC).

Appraisal Rights (see page 146)

        Under Dutch and French law, as well as the Euronext articles of association, Euronext shareholders will not be entitled to appraisal rights in connection with the exchange offer or the post-closing reorganization. However, if 95% or more of the issued and outstanding share capital of Euronext is tendered in the exchange offer and NYSE Euronext elects to initiate a compulsory acquisition procedure under Dutch law, the consideration to be paid to Euronext holders in such circumstances would be determined by the Enterprise Chamber of the Amsterdam Court of Appeals. See "The Combination Agreement—Post-Closing Reorganization."

Directors and Management of NYSE Euronext Following the Combination (see page 174)

        Following the combination, the NYSE Euronext board of directors will consist of 22 directors, including an equal number of U.S. domiciliaries and European domiciliaries, each as defined below. Eleven of the directors will be directors of NYSE Group immediately prior to the combination (including both the chairman and the chief executive officer of NYSE Group); nine of the directors will be members of the Euronext supervisory board immediately prior to the combination (including the chairman of the Euronext supervisory board); one of the directors will be the chief executive officer of Euronext immediately prior to the combination; and the remaining director will be Sylvain Hefes, who is a European domiciliary approved by both the Euronext supervisory board and the NYSE Group board of directors. The initial term of the directors will end with the first annual stockholders meeting to be held by NYSE Euronext. Thereafter, the directors will serve one-year terms. The parity between U.S. domiciliaries and European domiciliaries on the NYSE Euronext board of directors will be maintained unless the nominating and governance committee and the board of directors of NYSE Euronext, both equally composed of U.S. domiciliaries and European domiciliaries, decide otherwise or unless the NYSE Euronext bylaws are amended by a supermajority vote.

        It is expected, in accordance with the combination agreement, that (i) Jan-Michiel Hessels, the current chairman of the supervisory board of Euronext, will be the chairman of the board of NYSE Euronext; (ii) Marshall N. Carter, the current chairman of the board of directors of NYSE Group, will be the deputy chairman of the board of NYSE Euronext; (iii) John A. Thain, the current chief executive officer and a director of the NYSE Group, will be the chief executive officer and a director of NYSE Euronext; and (iv) Jean-François Théodore, the current chief executive officer of Euronext, will be the deputy chief executive officer and a director of NYSE Euronext.

        The NYSE Euronext bylaws in effect after the combination will provide that:

  •
  (i) the chairman of the board of directors will be a European domiciliary and the chief executive officer will be a U.S. domiciliary or (ii) the chairman of the board of directors will be a U.S. domiciliary and the chief executive officer will be a European domiciliary;

  •
  the board of directors will either be composed of: (1) an even number of U.S. domiciliaries and European domiciliaries or (2) the smallest possible majority of U.S. domiciliaries and the largest possible minority of European domiciliaries; and

  •
  the nominating and governance committee of the NYSE Euronext board of directors will consist of an equal number of U.S. domiciliaries and European domiciliaries.

        For purposes of these requirements:

  •
  a person is a "U.S. domiciliary" if he or she was, at the time of his or her election to the board of directors and for the preceding 24 months, a person domiciled in the United States;

  •
  a person is a "European domiciliary" if he or she was, at the time of his or her election to the board of directors and for the preceding 24 months, a person domiciled in Europe; and

  •
  "Europe" means (1) any and all of the jurisdictions in which Euronext or any of its subsidiaries operates a European regulated market; (2) any member state of the European Economic Area as of the effective time of the combination and any state that becomes a member of the European Economic Area after the effective time of the combination and (3) Switzerland (with "European" having a correlative meaning).

        The above requirements cannot be changed unless approved by a resolution adopted by two-thirds of the NYSE Euronext directors then in office or by a shareholders' vote of 80% of the votes entitled to be cast by the holders of the then outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors.

        The combination agreement provides that, at the first annual meeting of stockholders of NYSE Euronext, each of the individuals who will serve as directors of NYSE Euronext immediately following the combination will be renominated to serve as a director on the board.

        At the completion of the combination, the management committee of NYSE Euronext will consist of 14 persons and include an equal number of NYSE Group designees and Euronext designees.

Third-Party Acquisition Proposals (see page 163)

        Subject to certain exceptions, the combination agreement generally restricts the ability of NYSE Group and Euronext to solicit or engage in discussions or negotiations with a third-party regarding a proposal to acquire a significant interest in either entity.

        Under certain circumstances, the NYSE Group board and the Euronext boards may engage in discussions or negotiations in response to a bona fide unsolicited written acquisition proposal if they conclude that there is a reasonable likelihood that such proposal could constitute a superior proposal (as defined in the combination agreement) and due compliance with their respective fiduciary duties so requires. If, prior to the NYSE stockholder approval (which occured on December 20, 2006) or consummation of the exchange offer, the NYSE Group board or Euronext boards, respectively, conclude that such acquisition proposal constitutes a superior proposal and due compliance with their respective fiduciary duties so requires, then the NYSE Group board or Euronext boards, respectively, may change its or their recommendation that stockholders vote in favor of the combination agreement and the transactions contemplated by the combination agreement and, in the case of Euronext shareholders, tender their Euronext shares in the exchange offer.

Termination of the Combination Agreement; Expense Reimbursement (see page 166)

        NYSE Group and Euronext may jointly agree to terminate the combination agreement at any time. Either NYSE Group or Euronext may also terminate the combination agreement in various circumstances, including, but not limited to, failure to achieve the minimum tender condition or upon the breach by the other party of certain of its obligations under the combination agreement.

        In several circumstances involving a change in the recommendation of the NYSE Group board of directors or the Euronext supervisory board or managing board in favor of the approval and adoption of the combination agreement, or certain actions with respect to a third-party acquisition proposal, either NYSE Group or Euronext may become obligated to reimburse the other party for expenses incurred in connection with the combination. See "The Combination Agreement—Termination."

Stock Exchange Listing and Stock Prices (see page 145)

        NYSE Group common stock is currently listed on the NYSE under the symbol "NYX." After the combination is completed, NYSE Group common stock will be delisted from the NYSE.

        Euronext shares are currently listed on Euronext Paris (Eurolist by Euronext) under the symbol "NXT." As soon as permissible after the combination or the post-closing reorganization, if applicable, is completed, NYSE Euronext intends to request the delisting of Euronext shares from Euronext Paris (Eurolist by Euronext).

        NYSE Euronext is in the process of applying to list the NYSE Euronext common stock on the NYSE under the symbol "NYX," and on Euronext Paris (Eurolist by Euronext) under the symbol "NYX" (ISIN Code US6294911010), subject to the issuance of such shares.

        NYSE Euronext expects these listings to take place on the settlement-delivery date of the exchange offer. The tentative schedule for settlement-delivery is approximately 10 French trading days after the closing of the exchange offer.

Certain Differences in the Rights Before and After the Combination (see page 441)

        Until the completion of the combination (and in the case of Euronext shareholders that do not tender their Euronext shares in the exchange offer, until the completion of the post-closing reorganization), Delaware law and the NYSE Group certificate of incorporation and bylaws will continue to govern the rights of NYSE Group stockholders, and Dutch law and the Euronext articles of association will continue to govern the rights of Euronext shareholders. After completion of the combination (or, as applicable, the post-closing reorganization), Delaware law and the NYSE Euronext certificate of incorporation and bylaws will govern the rights of NYSE Euronext stockholders. Please read carefully the forms of NYSE Euronext certificate of incorporation and bylaws that will be in effect upon completion of the combination (which forms are included as Annexes E and F, respectively, to this document), as well as the summary of the material differences between the rights of NYSE Group stockholders and Euronext shareholders, on the one hand, and the NYSE Euronext stockholders, on the other hand, under "Comparison of Shareholder Rights Prior to and After the Combination."

        Material differences in the rights of NYSE Group stockholders and Euronext shareholders prior to the combination, on the one hand, and the rights of NYSE Euronext stockholders after the combination, on the other hand, will include, among others, the following:

  •
  The NYSE Euronext bylaws will provide that the NYSE Euronext board of directors will either be composed of: (1) an even number of U.S. domiciliaries and European domiciliaries or (2) the smallest possible majority of U.S. domiciliaries and the largest possible minority of European domiciliaries (the initial NYSE Euronext board of directors will contain an even number of U.S. domiciliaries and European domiciliaries, and this parity will be maintained unless the nominating and governance committee and the board of directors of NYSE Euronext, both equally composed of U.S. domiciliaries and European domiciliaries, decide otherwise or unless the NYSE Euronext bylaws are amended by a supermajority vote). It also provides that the nominating and governance committee of the NYSE Euronext board of directors will consist of an equal number of U.S. domiciliaries and European domiciliaries. Under the NYSE Euronext bylaws, these requirements cannot be amended unless approved by a resolution adopted by not less than (1) two-thirds of the directors then in office or (2) a shareholder vote of 80% of the votes entitled to be cast by the holders of the then outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors.

  •
  The NYSE Euronext certificate of incorporation will contain provisions prohibiting any person, either alone or together with its related persons (as defined in the NYSE Euronext certificate of incorporation and described under "Description of NYSE Euronext Capital Stock—Ownership and Voting Limits on NYSE Euronext Capital Stock"), from (1) voting more than 10% of the then outstanding votes entitled to be cast on any matter, (2) acquiring the ability to vote more than 10% of the then outstanding votes entitled to be cast on any matter by virtue of agreements entered into by other persons not to vote shares of NYSE

    Euronext capital stock or (3) owning beneficially shares of stock of NYSE Euronext representing in the aggregate more than 20% of the then outstanding votes entitled to be cast on any matter unless (i) the NYSE Euronext board resolves to expressly permit such voting or ownership in accordance with the standard for approving such voting or ownership set forth in the certificate of incorporation and (ii) such resolution has been approved by the relevant European regulators and the SEC. These limitations are similar to the voting and ownership limitations currently imposed on NYSE Group common stock, but the Euronext shareholders are not currently subject to a similar voting and ownership limitation. Euronext shareholders are, however, currently bound by the restrictions of section 5:32 of the Dutch Act on Financial Supervision (Wet op hef financieel toezicht effectenverkeer 2006) pursuant to which a declaration of no objection of the Dutch Minister of Finance must be obtained in the event of any acquisition, increase in or holding of a direct or indirect interest of more than 10% of the outstanding capital or voting rights in Euronext and by similar restrictions relating to indirect ownership of certain qualifying interests or percentages of voting rights in certain regulated subsidiaries of Euronext.

  •
  The NYSE Euronext certificate of incorporation and bylaws will include provisions that provide for the automatic repeal (or repeal or suspension in the case of the bylaws) of certain European-related and Euronext-related provisions in those documents in the event that the Euronext call option is exercised and the Dutch foundation shall hold ordinary or priority shares of Euronext or of one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext's business or in the event that NYSE Euronext no longer holds a direct or indirect controlling interest in Euronext of one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext's business. For a description of the Dutch foundation, see "The Combination—The Delaware Trust and the Dutch Foundation." For a description of these automatic repeal provisions, see "Comparison of Shareholder Rights Prior to and After the Combination—Suspension, Revocation and Repeal of Certain Provisions of the Charter and Bylaws." Neither the NYSE Group organizational documents nor the Euronext organizational documents currently have similar provisions.

Share Repurchases

        None of NYSE Group, NYSE Euronext or Euronext has any current plan or intention to repurchase any NYSE Group common stock, NYSE Euronext common stock or Euronext shares, respectively.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

        The following financial information is to assist you in your analysis of the financial aspects of the combination. The following tables present (1) selected historical financial data of NYSE Group, (2) selected historical financial data of Euronext, and (3) selected unaudited pro forma condensed consolidated financial data reflecting the combination.

Selected Historical Financial Data of NYSE Group

        NYSE Group is a Delaware corporation that was formed for the purpose of consummating the business combination of the NYSE and Archipelago, which was completed on March 7, 2006. The merger of the NYSE and Archipelago has been treated as a purchase business combination for accounting purposes, with the NYSE designated as the acquirer. As such, the historical financial statements of the NYSE have become the historical financial statements of NYSE Group. Set forth below are selected historical financial data for: (1) NYSE Group; and (2) Archipelago, as predecessor to NYSE Arca, which was acquired by NYSE Group on March 7, 2006 as part of the merger between the NYSE and Archipelago. Because the NYSE/Archipelago merger was not consummated until March 7, 2006, the following selected historical financial data for NYSE Group for periods prior to this date reflect only the NYSE's results and do not include Archipelago's results.

        The following selected consolidated financial data has been derived from the historical consolidated financial statements and related notes for the years ended December 31, 2001 through December 31, 2005, and have been prepared in accordance with U.S. GAAP. The information presented here is only a summary, and it should be read together with the consolidated financial statements set forth on pages FIN-7 to FIN-87 of this document. The information set forth below is not necessarily indicative of NYSE Group's results of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of NYSE Group."

	Nine Months ended September 30,
			Year ended December 31,
(U.S. GAAP)
	2006(1)	2005	2005	2004	2003	2002	2001
	(in millions)
Results of Operations
Revenues
Activity assessment	$492.4	$433.4	$594.6	$359.8	$419.7	$290.4	$358.1
Transactions	454.1	108.4	145.8	153.6	157.2	152.8	144.6
Listing	266.3	256.9	342.7	329.8	320.7	299.6	297.2
Market data	166.1	133.4	178.2	167.6	172.4	168.9	160.3
Data processing	109.0	136.7	182.9	220.7	224.8	224.6	223.2
Regulatory	135.3	96.7	129.8	113.3	113.2	120.4	152.2
Licensing, facility and other	94.2	42.2	55.8	58.7	71.6	65.5	59.7

Total revenues	1,717.4	1,207.7	1,629.8	1,403.5	1,479.6	1,322.2	1,395.3
Section 31 fees	(492.4)	(433.4)	(594.6)	(359.8)	(419.7)	(290.4)	(358.1)
Compensation	(436.8)	(381.8)	(509.8)	(522.6)	(520.5)	(512.3)	(508.2)
Liquidity payments	(160.0)	—	—	—	—	—	—
Routing and clearing	(49.7)	—	—	—	—	—	—
Systems and communications	(91.0)	(92.7)	(124.1)	(138.6)	(146.0)	(143.6)	(151.8)
Professional services	(85.5)	(90.3)	(127.7)	(132.7)	(97.5)	(116.9)	(133.1)
Depreciation and amortization	(99.4)	(78.5)	(103.4)	(95.7)	(89.0)	(81.4)	(74.5)
Occupancy	(62.9)	(51.6)	(70.6)	(68.6)	(67.0)	(66.3)	(56.1)
Marketing and other	(70.9)	(46.3)	(69.7)	(84.3)	(76.5)	(102.4)	(126.2)
Merger expenses and related exit costs(2)	(20.3)	—	(26.1)	—	—	—	—
Regulatory fine income	33.8	32.8	35.4	7.6	11.2	6.0	3.5

Operating income (loss)	182.3	65.9	39.2	8.8	74.6	14.9	(9.2)
Investment and other income, net	63.3	36.6	51.7	34.5	32.4	42.7	74.8
Gain on sale of equity investment	20.9	—	—	—	—	—	—

Income before provision for income taxes and minority interest	266.5	102.5	90.9	43.3	107.0	57.6	65.6
Provision for income taxes	(104.5)	(40.3)	(48.1)	(12.1)	(45.2)	(18.7)	(22.7)

	Nine Months ended September 30,
			Year ended December 31,
(U.S. GAAP)
	2006(1)	2005	2005	2004	2003	2002	2001
	(in millions)
Minority interest in income of consolidated subsidiary	(2.5)	(1.2)	(2.0)	(1.0)	(1.3)	(2.3)	(3.3)

Net income	$159.5	$61.0	$40.8	$30.2	$60.5	$36.6	$39.6

	Nine Months ended September 30,
				Year ended December 31,
(U.S. GAAP)
	2006	2005		2005		2004		2003		2002		2001
Basic earnings per share	$1.09	$0.53		$0.35		$0.26		$0.52		$0.32		$0.34
Diluted earnings per share	$1.08	$0.53		$0.35		$0.26		$0.52		$0.32		$0.34
Basic weighted average shares outstanding	146,645	115,699	(4)	115,699	(4)	115,699	(4)	115,699	(4)	115,699	(4)	115,699	(4)
Diluted weighted average shares outstanding	147,742	115,699	(4)	115,699	(4)	115,699	(4)	115,699	(4)	115,699	(4)	115,699	(4)
	As of September 30,
		As of December 31,
(U.S. GAAP)
	2006(1)	2005	2004	2003	2002	2001
	(in millions)
Balance Sheet
Total assets	$3,220.2	$2,204.1	$1,982.3	$2,009.2	$1,999.8	$1,973.6
Current assets	1,259.5	1,464.2	1,264.6	1,293.9	1,227.6	1,225.9
Current liabilities	634.5	685.0	486.9	513.2	434.2	481.8

Working capital	$625.0	$779.2	$777.7	$780.7	$793.4	$744.1

Long term liabilities(3)	$944.4	$684.9	$694.7	$736.2	$877.8	$823.9
Stockholders' equity	$1,603.2	$799.1	$767.5	$728.5	$662.2	$639.8

(1)
The nine months ended September 30, 2006 results include the accounts of NYSE Group and all wholly owned subsidiaries, as well as Securities Industry Automation Corporation ("SIAC"), two-thirds of which was owned by NYSE Group during such period. The results of operations of Archipelago have been included in NYSE Group's results of operations since March 8, 2006. For periods prior to September 30, 2006, only results of the NYSE are represented.

(2)
Represents legal costs, severance payments and integration costs incurred in connection with the merger between the NYSE and Archipelago or the combination between NYSE Group and Euronext.

(3)
Represents liabilities due after one year, including accrued employee benefits and the long term portion of deferred revenue.

(4)
Adjusted to reflect the March 7, 2006 merger between the NYSE and Archipelago, giving retroactive effect to the issuance of shares to former NYSE members.

Selected Financial Data of Archipelago (as the predecessor to NYSE Arca)

        The selected financial data presented below is derived from Archipelago's consolidated financial statements, which have been audited by Ernst and Young LLP, independent registered public accountants. Such selected financial data should be read in connection with Archipelago's consolidated financial statements and related notes included in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Archipelago." Historical financial statement information may not be indicative of Archipelago's future performance.

	Year ended December 31,
(U.S. GAAP)
	2005(1)	2004(2)	2003	2002(3)	2001
	(in millions, except per share data)
Results of Operations
Revenues(4):
Transaction fees	$425.0	$434.5	$380.6	$346.2	$172.2
Activity assessment fees(5)	48.0	—	—	—	—
Market data fees(6)	62.0	56.4	29.0	1.7	—
Listing and other fees	6.4	0.4	0.5	0.3	—

	541.4	491.3	410.1	348.2	172.2
Equity entitlements(7)	—	—	—	—	(17.0)

Total revenues	541.4	491.3	410.1	348.2	155.2

Expenses(4):
Section 31 fees(5)	48.0	—	—	—	—
Liquidity payments(8)	206.9	203.5	154.2	45.8	—
Routing charges	66.7	88.7	113.8	150.5	63.9
Clearance, brokerage and other transaction expenses(9)	5.9	13.7	45.0	86.8	29.1
NYSE merger costs and related executive compensation(10)	46.1	—	—	—	—
Other employee compensation and benefits	51.6	38.4	36.1	21.6	21.7
Depreciation and amortization	21.6	22.9	25.9	16.6	10.1
Communications	19.5	16.3	18.3	23.1	26.8
Marketing and promotion	22.2	20.1	8.1	19.0	24.5
Legal and professional	12.6	11.1	8.3	7.0	6.5
Occupancy	6.7	4.2	4.0	2.5	2.0
General and administrative	16.2	11.3	9.9	8.5	8.0

Total expenses	524.0	430.2	423.6	381.4	192.6

Operating income (loss)	17.4	61.1	(13.5)	(33.2)	(37.4)
Interest and other, net	4.5	1.6	0.6	1.3	3.3
Unrealized loss on investment owned	—	—	—	(2.7)	(3.9)

Income (loss) before income tax provision	21.9	62.7	(12.9)	(34.6)	(38.0)
Income tax provision(11)	9.4	5.3	—	—	—

Income (loss) from continuing operations	12.5	57.4	(12.9)	(34.6)	(38.0)
Income (loss) from discontinued operations(12)	3.8	11.5	14.7	(1.0)	—

Net income (loss)	16.3	68.9	1.8	(35.6)	(38.0)
Deemed dividend on convertible preferred shares(13)	—	(9.6)	—	—	—

Net income (loss) attributable to common stockholders	$16.3	$59.3	$1.8	$(35.6)	$(38.0)

Basic earnings (loss) per share from:
Continuing operations	$0.27	$1.42	$(0.36)	$(1.11)	$(2.35)
Discontinued operations	0.08	0.29	0.41	(0.03)	—
Deemed dividend on convertible preferred shares(13)	—	(0.24)	—	—	—

Basic earnings (loss) per share(14)	$0.35	$1.47	$0.05	$(1.14)	$(2.35)

	Year ended December 31,
(U.S. GAAP)
	2005(1)	2004(2)	2003	2002(3)	2001
	(in millions, except per share data)
Diluted earnings (loss) per share from:
Continuing operations	$0.26	$1.34	$(0.35)	$(1.11)	$(2.35)
Discontinued operations	0.08	0.27	0.40	(0.03)	—
Deemed dividend on convertible preferred shares(13)	—	(0.22)	—	—	—

Diluted earnings (loss) per share(14)	$0.34	$1.38	$0.05	$(1.14)	$(2.35)

Basic weighted average shares outstanding(14)	46.8	40.3	36.2	31.2	16.2
Diluted weighted average shares outstanding(14)	47.8	42.9	37.0	31.2	16.2
	As of December 31,
(U.S. GAAP)
	2005(1)	2004(2)	2003	2002(3)	2001
	(in millions, except per share data)
Balance Sheet(3)
Cash and cash equivalents(1)(5)(15)(16)	$134.4	$145.2	$94.4	$28.2	$54.8
Receivables from brokers, dealers and customers, net(5)	56.6	31.4	31.7	21.6	20.8
Receivables from related parties, net(4)	23.3	42.9	35.4	16.2	10.1
Total assets	579.8	543.9	471.3	379.6	234.4
Total stockholders' equity	422.1	460.9	303.3	302.8	195.8

(1)
In September 2005, Archipelago completed the acquisition of PCX Holdings and its subsidiaries for a total purchase price of approximately $94.0 million consisting of a $90.9 million cash payment to PCX Holdings stockholders and certain employees of PCX Holdings and its subsidiaries, and approximately $3.1 million of direct costs incurred by Archipelago as part of this acquisition. The results of operations of PCX Holdings have been included in Archipelago's results of operations since October 1, 2005.

(2)
On August 11, 2004, prior to the consummation of its initial public offering, Archipelago Holdings L.L.C. converted from a Delaware limited liability company to a Delaware corporation, Archipelago Holdings, Inc.

(3)
On March 15, 2002, Archipelago completed a merger with REDIBook ECN L.L.C., a competing electronic communication network (or "ECN"), as a result of which Archipelago significantly increased its trading volumes in Nasdaq-listed securities.

(4)
Archipelago engages in a significant amount of business with related parties in the ordinary course of its business. For a discussion of Archipelago's related-party transactions, see Note 10 to Archipelago's consolidated financial statements included elsewhere in this prospectus.

(5)
Archipelago pays Section 31 fees to the SEC based on fee schedules determined by the SEC and, in turn, collects activity assessment fees from equity trading permit and option trading permit holders trading on ArcaEx, the equity trading system of Pacific Exchange, Inc. operated by Archipelago, and Pacific Exchange, Inc., respectively. Activity assessment fees received are included in cash and cash equivalents at the time of receipt, and, as required by law, the amount due to the SEC is recorded as an accrued liability and remitted semiannually. Following the September 2005 acquisition of PCX Holdings, activity assessment fee revenue and Section 31 fee expense are presented gross in Archipelago's statement of operations. These fees have had no impact on Archipelago's consolidated statement of operations.

(6)
Following the launch of ArcaEx in March 2002, Archipelago began earning revenues from market data fees based on the level of trading activity on ArcaEx. As the operator of ArcaEx, Archipelago became eligible to participate in the sale of market data to, and the receipt of market data fees from, centralized aggregators of this information.

(7)
In January 2000, Archipelago implemented an equity entitlement program under which participating customers became eligible to earn "equity entitlements" based on the volume of order flow on Archipelago's trading platforms. Equity entitlements were converted into Class B shares of Archipelago Holdings L.L.C. without additional consideration. These shares were converted into shares of Archipelago common stock in the conversion of Archipelago Holdings L.L.C. into Archipelago Holdings, Inc.

(8)
In April 2002, to enhance the liquidity of its system, Archipelago began to pay a small fee per share, referred to as "liquidity payments," to participants that post certain buy orders and sell orders on the Archipelago system when the quote is executed against by other participants purchasing and selling internally on the Archipelago system. Archipelago generally does not pay these fees for orders posted on NYSE-listed securities.

(9)
Effective in July 2004, Archipelago Securities, LLC began to self clear trades effected by non-ETP broker-dealer customers accessing ArcaEx through Archipelago Trading Services. A "ETP" customer is a holder of an equity trading permit of NYSE Arca Equities, Inc. (formerly know as PCX Equities, Inc.). Effective in January 2005, Archipelago Securities, LLC began to self clear trades it routed to other market centers for execution. In addition, due to the lower percentage of orders routed out to other market centers, Archipelago's number of trades subject to clearing costs has decreased.

(10)
In connection with its merger with the NYSE, Archipelago incurred legal, banking, regulatory and other fees in 2005. In addition, Archipelago incurred certain executive compensation expenses as a result of the acceleration of payments to, and vesting of restricted stock units of, Archipelago officers in 2005.

(11)
As a limited liability company, all income taxes were paid by the members of Archipelago. As a corporation, Archipelago is responsible for the payment of all U.S. federal, state and local corporate income taxes.

(12)
As part of a proposed rule change filed by the Pacific Exchange with the SEC, Archipelago undertook to divest Wave Securities L.L.C., a wholly owned subsidiary of Archipelago providing agency brokerage services. The results of operations and financial position of Wave Securities are presented as discontinued operations in the consolidated financial statements. All historical periods presented have been restated to reflect such presentation. Archipelago completed the sale of Wave Securities on March 3, 2006.

(13)
In August 2004, in connection with its initial public offering, Archipelago converted 16,793,637 Class A preferred shares of Archipelago (sold to GAP Arca Holdings, L.L.C., an affiliate of General Atlantic, on November 12, 2003 for total consideration of $50.0 million) into 4,449,268 shares of Archipelago common stock. Included in this conversion was the issuance of 717,349 shares of common stock attributable to a $9.6 million beneficial conversion feature included in the previously issued redeemable preferred interest.

(14)
In August 2004, in connection with Archipelago's reorganization, the members of Archipelago Holdings L.L.C. received 0.222222 shares of Archipelago common stock for each membership held by the member in Archipelago Holdings L.L.C. The weighted average number of shares used in the basic and diluted earnings per share computations gives retroactive effect to this 4.5-for-1 reverse stock split.

(15)
As approved by the board of managers of Archipelago Holdings L.L.C. on July 16, 2004, Archipelago Holdings L.L.C. made a cash distribution to its members immediately prior to the conversion transaction. The cash distribution provided funds to the members to permit them to pay taxes that the members owe for their share of Archipelago's profits in 2004 as a limited liability company through the date of the conversion transaction, calculated primarily based on the highest federal and state income tax rate applicable for tax withholding purposes to an individual. The cash distribution was approximately $24.6 million and resulted in a corresponding reduction to cash and cash equivalents. As used in this discussion, the term "members" refers to the former owners of Archipelago Holdings L.L.C.

(16)
In August 2004, Archipelago completed its initial public offering and sold 6,325,000 shares of Archipelago common stock at $11.50 per share. Archipelago received net proceeds of $67.6 million and incurred approximately $6.8 million in expenses in connection with its initial public offering.

Selected Historical Financial Data of Euronext

        The following table sets forth selected consolidated financial data for Euronext. The selected IFRS balance sheet data as of December 31, 2005, 2004 and 2003 and the selected IFRS income statement data for each of the years in the three-year period ended December 31, 2005 have been derived from the audited consolidated financial statements and related notes set forth on pages FIN-114 to FIN-207 of this document. The selected IFRS balance sheet data as of June 30, 2006, and selected IFRS income statement data for the six months ended June 30, 2006 and 2005, have been derived from the unaudited interim condensed consolidated financial statements and related notes set forth on pages FIN-88 to FIN-113 of this document. The selected IFRS balance sheet data as of December 31, 2002 and 2001, and the selected IFRS income statement data for each of the years in the two-year period ended December 31, 2002, have been derived from audited consolidated financial statements and related notes not included in this document. The selected IFRS balance sheet data as of June 30, 2006, and the operating data for the six months ended June 30, 2006 and 2005, include, in the opinion of management, all adjustments considered necessary for a fair statement of such data. The results of operations for the six months ended June 30, 2006 and 2005, are not necessarily indicative of results that may be expected for the entire year, nor is the information below necessarily indicative of Euronext's future results. The information presented here is only a summary, and it should be read together with the audited consolidated financial statements set forth on pages FIN-114 to FIN-207 and the unaudited interim condensed consolidated financial statements set forth on pages FIN-88 to FIN-113 of this document, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations of Euronext."

        Euronext's consolidated financial statements have been prepared in accordance with IFRS as adopted by the European Union, which differ in certain significant respects from U.S. GAAP. For a description of the principal differences between IFRS and U.S. GAAP as they relate to Euronext and to its consolidated subsidiaries, and for a reconciliation of Euronext's shareholders' equity and net income to U.S. GAAP, see Note 3.14 to the audited consolidated financial statements on pages FIN-197 to FIN-207 of this document, and Note 11 to the unaudited interim condensed consolidated financial statements on pages FIN-101 to FIN-113 of this document. U.S. GAAP shareholders' equity and net income data presented in the following tables has been derived from these Notes. Other U.S. GAAP data presented in the following tables has been derived from unaudited analyses prepared by Euronext from its accounting records.

	Six Months ended June 30,
			Year ended December 31,
(IFRS)
	2006(5)	2005	2005(4)	2004	2003(3)	2002(1)(2)	2001
	(in millions of euros, except share and per share data)
Results of Operations
Revenues
Cash trading	€150.1	€100.8	€215.7	€189.7	€187.5	€190.5	€177.4
Listing fees	22.9	20.8	63.1	43.3	30.7	38.4	49.7
Derivatives trading	205.0	162.2	331.9	324.9	300.0	290.1	84.3
Clearing	—	—	—	—	165.1	183.7	172.8
MTS fixed income	12.4	—	1.4	—	—	—	—
Settlement and Custody	7.0	22.0	39.3	33.1	28.2	29.1	33.3
Information services	54.3	43.9	93.6	87.3	91.2	92.1	64.3
Sale of software	89.9	103.2	195.2	186.0	172.5	148.5	101.6
Other income	16.1	8.3	21.7	22.5	15.8	24.2	14.5

Total revenues	557.7	461.2	961.9	886.8	991.0	996.6	697.9
Expenses
Salaries and employee benefits	130.7	131.6	264.4	272.0	267.8	296.6	199.0
Depreciation	14.2	33.3	49.7	67.4	67.6	74.1	36.7
Goodwill amortization(6)	—	—	—	39.9	64.8	53.1	19.0
IT expenses	82.4	56.5	139.8	129.3	187.8	176.5	176.8
Office, telecom and consultancy	64.3	51.5	98.8	84.4	86.2	100.5	74.6
Accommodation	22.8	26.4	50.1	51.0	52.9	52.4	20.1
Marketing	11.0	7.4	15.6	15.3	19.3	16.1	20.1
Other expenses	11.9	14.5	25.0	27.3	35.7	42.6	52.6

Operating expenses	337.3	321.2	643.4	686.6	782.1	811.9	598.9

Profit from operations	220.4	140.0	318.5	200.2	208.9	184.7	99.0
Net financing income (expense)	8.3	7.1	13.4	7.7	23.6	(0.5)	81.6
Impairment of investments	—	—	—	—	(47.1)	—	—
Gain on disposal of discontinued operation	—	—	—	—	175.1	—	—
Gain (loss) on sale of associates and activities	15.5	—	9.1	4.4	(1.2)	97.4	33.8
Income (loss) from associates	19.3	2.7	18.5	3.3	2.4	(4.2)	5.6

Total	43.1	9.8	41.0	15.4	152.8	92.7	121.0
Profit before tax	263.5	149.8	359.5	215.6	361.7	277.4	220.0
Income tax expense	64.3	44.7	104.3	54.8	134.6	92.6	86.0
Profit for the period	199.2	105.1	255.2	160.8	227.1	184.8	134.0
Attributable to shareholders of the parent company	193.7	98.4	241.8	149.7	211.7	166.2	127.3
Minority interests	5.5	6.7	13.4	11.1	15.4	18.6	6.7

Basic earnings per share	1.74	0.88	2.18	1.28	1.77	1.39	1.20
Diluted earnings per share	1.73	0.87	2.17	1.28	1.76	1.38	1.19
Basic weighted average shares outstanding	111,047,780	112,176,426	110,603,062	116,786,810	119,419,446	118,942,571	105,879,031
Diluted weighted average shares outstanding	111,947,534	112,635,254	111,105,390	117,277,653	120,207,882	119,761,119	106,763,098
Dividends declared per share(7)
Euro	—	—	4.00	0.60	0.50	0.45	0.35
US$	—	—	4.74	0.81	0.63	0.47	0.31

	At June 30,
		At December 31,
(IFRS)
	2006	2005	2004	2003	2002	2001
	(in millions of euros)
Balance sheet
Property and equipment	€43.5	€50.7	€88.6	€108.7	€112.2	€57.3
Investment property	4.9	—	—	—	—	—
Intangible assets	869.8	837.7	771.8	739.9	1,011.6	324.1
Cash and cash equivalents	547.1	429.5	523.7	496.8	959.2	950.9
Total assets	2,680.8	2,601.7	2,352.6	2,389.6	7,213.3	4,543.6
Current financial liabilities	18.2	27.5	11.7	222.3	80.6	1.1
Non-current financial liabilities	399.8	377.2	365.9	—	246.1	5.6
Total liabilities	1,180.0	846.9	808.2	711.4	5,633.1	3,211.9
Minority interests	29.0	33.6	21.0	33.2	71.8	16.5
Total shareholders' equity	1,471.7	1,721.3	1,523.4	1,645.0	1,508.4	1,315.1
	Six Months ended June 30		Year ended December 31,
(U.S. GAAP)
	2006(5)	2005	2005(4)	2004
	(in millions of euros, except share and per share data)
Results of operations
Revenues	536.4	456.4	945.5	881.1
Operating expenses	346.3	331.0	665.7	681.2
Operating income	190.1	125.4	279.8	199.9
Net income	169.7	100.5	221.1	173.9
Basic earnings per share	1.53	0.90	2.00	1.49
Diluted earnings per share	1.51	0.89	1.99	1.48
Basic weighted average shares outstanding	111,047,780	112,176,426	110,603,062	116,786,810
Diluted weighted average shares outstanding	112,113,185	112,738,045	111,148,538	117,488,361
Dividends declared per share
Euro	—	—	4.00	0.60
US$	—	—	4.74	0.81
	At June 30,
		At December 31,
(U.S. GAAP)
	2006	2005	2004
	(in millions of euros)
Balance sheet
Property and equipment	42.0	49.2	87.7
Intangible assets	1,096.5	1,104.0	1,133.3
Short-term financial investments and cash and cash equivalents	699.2	687.3	606.7
Total assets	2,968.5	2,922.9	2,713.6
Current financial liabilities	14.0	8.9	11.6
Non-current financial liabilities	364.6	377.2	365.9
Total liabilities	1,383.8	1,061.2	1,049.1
Shareholders' equity	1,554.7	1,820.9	1,640.1

(1)
In January 2002, Euronext acquired all the outstanding shares of LIFFE (Holdings) plc. The total consideration paid amounted to € 926 million, including the cash settlement of outstanding options and warrants and including acquisition costs. Total goodwill in relation to the acquisition amounted to €647 million. In addition to own funds used for an amount of €476 million, the transaction was financed by a credit facility of GBP 250 million (€409 million), and the issuance of Variable Rate Guaranteed Unsecured Loan Notes for an amount of €27 million. The remainder of the loan facility (GBP 150 million) was redeemed in February 2004 with the proceeds of a GBP 250 million, fixed-rate bond loan issued also in February 2004. At the same time the fixed rate was swapped to floating rate by means of an interest rate swap. The assets, liabilities, results and cash flows of LIFFE have been included in the consolidated accounts of Euronext as from January 1, 2002.

(2)
In January 2002, Euronext acquired 100% of the shares of Bolsa de Valores de Lisboa e Porto (BVLP). The total consideration paid, based on the Euronext share price at the time of the acquisition and including acquisition costs, amounted to €138 million. The consideration was paid partly in cash (€35 million) and partly in newly issued Euronext shares (4.8 million shares). The assets, liabilities, results and cash flows of BVLP have been included in the consolidated accounts of Euronext as from January 1, 2002.

(3)
In June 2003, Euronext reached an agreement with the London Clearing House (LCH) to merge BCC/Clearnet and LCH into a new independent UK holding company LCH.Clearnet Group Ltd. On December 22, 2003, Euronext exchanged its 80% stake in BCC/Clearnet and its 17.7% interest in LCH for 49.1% of LCH.Clearnet Group Ltd. Simultaneously, Euronext sold 7.6% of these shares to third parties. Euronext's 41.5% interest in LCH.Clearnet Group Ltd. is divided into ordinary shares (24.9%) and Redeemable Convertible Preference Shares (16.6%). Euronext recorded a gain on disposal of discontinued operation of €175 million in connection with the transaction. As from December 22, 2003, Euronext no longer records clearing revenues, but instead accounts for its interest in LCH.Clearnet under the equity method, recording its share of income under "Income from associates".

(4)
On July 22, 2005, Euronext formed Atos Euronext Market Solutions as a continuation and expansion of its pre-existing Atos Euronext relationship with Atos Origin. The main assets Euronext contributed were the activities of LIFFE Market Solutions, the information technology division of its derivatives trading business Euronext.liffe, and its 50% stake in Atos Euronext. Atos Origin contributed its own 50% share in Atos Euronext, plus other major assets from market-related businesses, including middle-and back-office solutions, and its 51% stake in the connectivity platform Bourse Connect. The transfer of the activities of LIFFE Market Solutions to AEMS led to a significant reduction in Euronext's salaries and employee benefit costs, consultancy expenses, other office, telecom and consultancy costs and depreciation charges, and a parallel increase in IT expenses, which from the date of creation of AEMS include all IT expenses related to Euronext.liffe.

(5)
In January 2006, Euronext completed the sale of the Belgian central securities depository CIK NV/SA, a wholly-owned subsidiary of Euronext Brussels, to Euroclear. In exchange for this asset, Euronext received an additional 0.4% stake in Euroclear.

(6)
As from January 1, 2005, Euronext no longer amortizes goodwill relating to acquisitions made before March 31, 2004 as part of a business combination, in line with IFRS 3.

(7)
Dividends declared with respect to 2005 consist of a €1 per share ordinary dividend and a €3 per share capital reduction.

Selected Unaudited Pro Forma Condensed Consolidated Financial Data of NYSE Euronext

        The following table shows information about the pro forma financial condition and results of operations, including per share data, of NYSE Euronext after giving effect to the combination and the post-closing reorganization.

        The table sets forth selected unaudited pro forma condensed combined statements of operations data for the nine months ended September 30, 2006 and the fiscal year ended December 31, 2005, as if the combination and the post-closing reorganization had become effective on January 1, 2005, and selected unaudited pro forma condensed combined balance sheet data as of September 30, 2006, as if the combination and the post-closing reorganization had become effective on that date. The information presented below should be read together with the publicly available historical consolidated financial statements of NYSE Group, the NYSE, Archipelago and Euronext, including the related notes, and together with the consolidated historical financial data for NYSE Group, the NYSE, Archipelago and Euronext and the other unaudited pro forma financial data, including the related notes, and Euronext's unaudited summary results as of and for the three and nine months ended September 30, 2006, appearing elsewhere in this document. See "Unaudited Pro Forma Condensed Combined Financial Data for NYSE Euronext." The unaudited pro forma financial data is not necessarily indicative of results that actually would have occurred had the combination and post closing reorganization been completed on the dates indicated or that may be obtained in the future. See also "Risk Factors" and "Forward-Looking Statements."

	Nine Months ended September 30, 2006	Year ended December 31, 2005
	(in millions, except per share data)
Total revenues (excluding activity assessment fees)	$2,319.1	$2,751.9
Income from continuing operations	$406.9	$208.6
Basic earnings per share from continuing operations	$1.54	$0.80
Diluted earnings per share from continuing operations	$1.52	$0.79
As of September 30, 2006
(in millions)
Total assets	$15,859.2
Total liabilities	$7,526.8
Stockholders' equity	$8,253.2

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA
(Unaudited)

        Set forth below are historical and pro forma amounts, per share of NYSE Group common stock and per Euronext share, of income from continuing operations, cash dividends and book value. The exchange ratio for the pro forma computations is one share of NYSE Euronext common stock for each share of NYSE Group common stock, and €21.32 in cash and 0.98 of a share of NYSE Euronext common stock for each Euronext share.

        The following table also sets forth combined per share data on an unaudited pro forma condensed consolidated basis. The pro forma amounts were derived using the purchase method of accounting for business combinations as described under "Unaudited Pro Forma Condensed Combined Financial Data for NYSE Euronext." In accordance with Emerging Issues Task Force No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination, the fair value of NYSE Euronext securities to be issued to Euronext shareholders to effect the combination will be based on a stock price of $61.70 per share, which corresponds to the average closing stock price of a NYSE Group common stock for the five-day period beginning two days before and ending two days after June 1, 2006 (the date the combination was agreed to and announced), and not the price of a Euronext share when the combination is completed. The closing price of a NYSE Group share on February 14, 2007 (the last trading day prior to the date of this document) was $89.55 per share.

        You should read the information below together with the financial statements and related notes of NYSE Group and Euronext appearing elsewhere in this document. The unaudited pro forma combined data below is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or of the future results of NYSE Euronext. You should read the pro forma information below together with the unaudited pro forma condensed consolidated financial data included under "Unaudited Pro Forma Condensed Combined Financial Data for NYSE Euronext."

	Nine Months ended September 30, 2006	Year ended December 31, 2005
NYSE Group Pro Forma Per Share Data
Basic earnings per common share from continuing operations	$1.28	$0.59
Diluted earnings per common share from continuing operations	$1.27	$0.58
Cash dividends per common share	$—	$—
Book value per common share at end of period	$10.27	$8.79
Euronext Historical Per Share Data*
Basic earnings per common share from continuing operations	$2.70	$2.49
Diluted earnings per common share from continuing operations	$2.68	$2.48
Cash dividends per common share	$4.98	$0.75
Book value per common share at end of period	$18.60	$19.45
Euronext Equivalent Pro Forma Per Share Data
Basic earnings per share from continuing operations**	$1.51	$0.78
Diluted earnings per share from continuing operations**	$1.49	$0.77
Cash dividends per common share**	$2.03	$0.30
Book value per common share at end of period**	$30.20	$29.75
NYSE Euronext Pro Forma Per Share Data
Basic earnings per common share from continuing operations***	$1.03	$0.80
Diluted earnings per common share from continuing operations***	$1.02	$0.79
Cash dividends per common share	$2.07	$0.31
Book value per common share at end of period	$30.81	$30.36

*
Converted from Euro to U.S. dollars based on financial information prepared in accordance with U.S. GAAP at an exchange rate of €1.00=$1.2453 for the nine months ended September 30, 2006 and €1.00=$1.2449 for the year ended December 31, 2005.

**
Determined using the related NYSE Euronext Pro Forma Per Share Data times 0.98 (the proposed exchange ratio of a share of Euronext for a share of NYSE Euronext common stock).

***
Based on the unaudited pro forma condensed consolidated financial data included under "Unaudited Pro Forma Condensed Combined Financial Data of NYSE Euronext."

COMPARATIVE PER SHARE MARKET INFORMATION

        The following table sets forth the closing market price per share of NYSE Group common stock and per Euronext share in U.S. dollars or euros, as the case may be, as reported on the NYSE for NYSE Group common stock and as reported on Euronext Paris (Eurolist by Euronext) for Euronext shares. In each case, the prices are given:

  •
  as of May 31, 2006 (the last business day prior to the date of public announcement of the execution of the combination agreement); and

  •
  as of February 14, 2007 (the latest practicable trading date prior to the date of this document).

See "The Combination—Stock Exchange Listing and Stock Prices" for further information about the historical market prices of these securities.

        The table also presents the implied equivalent value of each Euronext share based on the standard offer consideration of €21.32 in cash and 0.98 of a share of NYSE Euronext common stock for each Euronext share. For purposes of calculating the implied value of a Euronext share as of any particular date, each share of NYSE Euronext common stock was assumed to have a value equal to the closing market price per share of NYSE Group common stock on such date, as reported on the NYSE, and such value was converted into euros at a rate of €1.00 = $1.2833, which was the Federal Reserve Bank of New York noon buying rate on May 31, 2006, or at a rate of €1.00 = $1.3126, which was the Federal Reserve Bank of New York noon buying rate on February 14, 2007, as applicable.

        You are urged to obtain current market quotations for shares of NYSE Group common stock and Euronext shares before making your decision to tender your Euronext shares. NYSE Group's common stock is listed on the NYSE under the symbol "NYX". Euronext shares are listed on Euronext Paris (Eurolist by Euronext) under the symbol "NXT."

        The market price of NYSE Group common stock or Euronext shares could change significantly and may not be indicative of the value of shares of NYSE Euronext common stock once they start trading. Because the exchange ratios will not be adjusted for changes in the market price of NYSE Group common stock or Euronext shares, the value of the shares of NYSE Euronext common stock that you will receive at the time of completion of the combination may vary significantly from the market value of the shares of NYSE Euronext common stock that you would have received if the combination were consummated on the date of the combination agreement or on the date of this document.

	NYSE Group Common Stock	Euronext Share	Implied Equivalent Value of Euronext Share in the Exchange Offer
May 31, 2006	$59.80	€67.00	€66.99
February 14, 2007	$89.55	€85.30	€88.18

        The following table presents, as of the same dates as the preceding table, the implied equivalent value of each Euronext share, under the standard offer consideration, the stock election consideration and the cash election consideration (assuming no pro ration). As in the preceding table, for purposes of calculating the implied value of a Euronext share as of any particular date, each share of NYSE Euronext common stock was assumed to have a value equal to the closing market price per share of NYSE Group common stock on such date, as reported on the NYSE, and such value was converted into euros at a rate of €1.00 = 1.2833, which was the Federal Reserve Bank of New York noon buying rate on May 31, 2006, or at a rate of €1.00 = $1.3126, which was the Federal Reserve Bank of New York noon buying rate on February 14, 2007 as applicable. The implied equivalent value of the standard offer consideration was calculated in the same manner as in the preceding table. The implied equivalent value of an Euronext share exchanged pursuant to a valid all stock election was calculated by multiplying the closing market price per share of NYSE Group common stock on the NYSE by 1.2633 (which is the amount of stock that a tendering Euronext shareholder would receive for each Euronext share in the stock election, assuming no pro ration) and by Federal Reserve Bank of New York noon buying rate on the applicable day. The implied equivalent value of an Euronext share exchanged pursuant to a valid all cash election is fixed at €95.07 (which is the amount of cash that a tendering Euronext shareholder would receive for each Euronext share in the cash election, assuming no pro ration).

	Implied Equivalent per Euronext Share, Exchanged Pursuant to:
	Standard Offer Consideration	All Stock Election	All Cash Election
May 31, 2006	€66.99	€58.87	€95.07
February 14, 2007	€88.18	€86.19	€95.07

EXCHANGE RATE INFORMATION

        The following tables show, for the periods indicated, information concerning the exchange rate between the U.S. dollar and the euro. The average rates for the monthly periods presented in these tables were calculated by taking the simple average of the daily noon buying rates, as published by the Federal Reserve Bank of New York. The average rates for the interim periods and annual periods presented in these tables were calculated by taking the simple average of the noon buying rates on the last day of each month during the relevant period. This information is provided solely for your information, and neither NYSE Group nor Euronext represent that euros could be converted into U.S. dollars at these rates or at any other rate. These rates are not the rates used by Euronext in the preparation of its consolidated financial statements included in this prospectus.

        The data provided in the following table are expressed in U.S. dollars per euro and are based on noon buying rates published by the Federal Reserve Bank of New York for the euro. On May 31, 2006, the date immediately prior to the announcement of the combination, the exchange rate between the U.S. dollar and the euro expressed in U.S. dollar per euro was €1.00 = $1.2833. On February 14, 2007, the most recent practicable date prior to the printing of this prospectus, the exchange rate was €1.00 = $1.3126.

Recent Monthly Data	Period-end Rate(1)	Average Rate(2)	High	Low
February 2007 (through February 14, 2007)	$1.3126	$1.3005	$1.3126	$1.2933
January 2007	1.2998	1.2993	1.3286	1.2904
December 2006	1.3197	1.3205	1.3327	1.3073
November 2006	1.3261	1.2888	1.3261	1.2705
October 2006	1.2773	1.2617	1.2773	1.2502
September 2006	1.2687	1.2722	1.2833	1.2648
August 2006	1.2793	1.2810	1.2914	1.2735
July 2006	1.2764	1.2681	1.2822	1.2500
June 2006	1.2779	1.2661	1.2953	1.2522
May 2006	1.2833	1.2767	1.2888	1.2607
April 2006	1.2624	1.2273	1.2624	1.2091
March 2006	1.2139	1.2028	1.2197	1.1886
February 2006	1.1925	1.1940	1.2100	1.1860
Interim Period Data
Three months ended December 31, 2006	$1.3197	$1.2898	$1.3197	$1.2744
Three months ended December 31, 2005	1.1842	1.1890	1.2148	1.1667
Three months ended September 30, 2006	1.2687	1.2741	1.2914	1.2500
Three months ended September 30, 2005	1.2058	1.2196	1.2538	1.1917
Nine months ended September 30, 2006	1.2687	1.2453	1.2953	1.1860
Nine months ended September 30, 2005	1.2058	1.2628	1.3476	1.1917
Annual Data
(Year ended December 31,)
2006	$1.3197	$1.2563	$1.3197	$1.1980
2005	1.1842	1.2449	1.3476	1.1667
2004	1.3538	1.2438	1.3625	1.1801
2003	1.2597	1.1321	1.2597	1.0361
2002	1.0485	0.9495	1.0485	0.8594

(1)
The period-end rate is the noon buying rate on the last business day of the applicable period.

(2)
The average rates for the monthly, interim, and annual periods were calculated by taking the simple average of the daily noon buying rates of each business day in the period, as published by the Federal Reserve Bank of New York.

RISK FACTORS

        In addition to the other information contained in this document, including the matters addressed under "Forward-Looking Statements," you should carefully consider the following risk factors.

Risks Relating to the Combination

Because the exchange ratio in the merger and exchange offer are fixed, the market value of the consideration paid to you in the combination may be less than the market value of your NYSE Group common stock or Euronext shares.

        NYSE Group stockholders and Euronext shareholders who receive shares in the combination will receive a fixed number of shares of NYSE Euronext common stock (and, in the case of the Euronext shareholders, a fixed amount of cash) rather than a number of shares with a particular fixed market value. The market value of NYSE Group common stock and Euronext shares at the time of the combination or the post-closing reorganization may vary significantly from their prices on the date of the combination agreement, the date of this document, the date on which NYSE Group stockholders or Euronext shareholders voted on the combination, or the date on which Euronext shareholders tender their shares in the exchange offer or the date of the consummation of the merger, the exchange offer or the post-closing reorganization. Because the exchange ratios will not be adjusted to reflect any changes in the market price of NYSE Group common stock or Euronext shares, the value of the consideration paid to the NYSE Group stockholders in the merger and the Euronext shareholders who tender their shares in the exchange offer may be higher or lower than the market value of their shares on earlier dates.

        Changes in stock price may result from a variety of factors that are beyond the control of NYSE Group and Euronext, including changes in their respective businesses, operations and prospects, regulatory considerations, governmental actions, and legal proceedings and developments. Market assessments of the benefits of the combination and of the likelihood that the combination will be completed, and general and industry specific market and economic conditions may also have an effect on prices. Neither NYSE Group nor Euronext is permitted to terminate the combination agreement solely because of changes in the market price of either party's shares. See "The Combination Agreement—Termination" for a description of the circumstances in which NYSE Group and Euronext may terminate the combination agreement and "The Combination Agreement—Third-Party Acquisition Proposals" for a description of the circumstances in which NYSE Group and Euronext may respond to acquisition proposals received from third parties.

        In addition, it is possible that the combination and the post-closing reorganization may not be completed until a significant period of time has passed after the shareholder meetings. As a result, the market values of NYSE Group common stock and Euronext shares may vary significantly from the date of the shareholder meetings to the date of the completion of the combination. You are urged to obtain up-to-date prices for NYSE Group common stock and Euronext shares. See "The Combination—Stock Exchange Listing and Stock Prices" for ranges of historic prices of shares of NYSE Group common stock and Euronext shares.

If you are a Euronext shareholder, your ability to increase the amount of cash or the number of shares of NYSE Euronext common stock that you receive in the exchange offer pursuant to the cash election or stock election, respectively, will be subject to proration in the event of an oversubscription of the cash election or the stock election.

        In the exchange offer, Euronext shareholders will be offered the right to exchange each of their Euronext shares for €21.32 in cash and 0.98 of a share of NYSE Euronext common stock. Instead of receiving this standard offer consideration, Euronext shareholders will have an opportunity to make either a stock election to receive 1.2633 newly issued shares of NYSE Euronext common stock for each Euronext share tendered or a cash election to receive €95.07 in cash, without interest, for each Euronext share tendered. These elections, however, are subject to proration to ensure that the total amount of cash paid, and the total number of shares of NYSE Euronext common stock issued, in the exchange offer to the

Euronext shareholders, as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued, respectively, if all exchanging Euronext shareholders received the standard offer consideration.

        As a result, the consideration that any particular Euronext shareholder receives if he or she makes the cash election or the stock election will not be known at the time that he or she makes the election because the consideration will depend on the total number of Euronext shareholders who make the cash election and the total number of Euronext shareholders who make the stock election. If the cash election is oversubscribed, then Euronext shareholders who have made the cash election will receive some shares of NYSE Euronext common stock in lieu of the full amount of cash sought for their Euronext shares. Likewise, if the stock election is oversubscribed, then Euronext shareholders who have made the stock election will receive some cash in lieu of the full number of shares of NYSE Euronext common stock sought for their Euronext shares. Accordingly, if Euronext shareholders make the stock election or the cash election with respect to their Euronext shares, and if either is oversubscribed, they may not receive exactly the amount and type of consideration that they elected to receive in the exchange offer, which could result in, among other things, tax consequences that differ from those that would have resulted if they had received the form of consideration that they had elected.

        Because there is no way to predict the market value of shares of NYSE Euronext common stock after the combination, if you are a Euronext shareholder, the value of the consideration that you will receive in the exchange offer may vary depending on the type of election that you make. This value, however, may be different from the actual market value of a share of NYSE Euronext common stock upon completion of the exchange offer. As a result, the value of the consideration received by Euronext shareholders who make any particular election may vary from the value of the consideration received by Euronext shareholders who make a different election or no election.

        For a discussion of the election mechanism and possible proration for those who make the cash election or stock election, see "The Combination Agreement—The Exchange Offer—Consideration Offered to Euronext Shareholders" and "The Combination Agreement—The Exchange Offer—Mix and Match Election."

If the exchange offer is successful, but some Euronext shares remain outstanding, the liquidity and market value of these Euronext shares held by the public could be adversely affected by the fact that they will be held by a small number of holders.

        Depending upon the number of Euronext shares tendered in the exchange offer, following the successful completion of the exchange offer, Euronext shares may no longer meet the requirements of Euronext Paris for continued listing. Moreover, to the extent permitted under applicable law and stock exchange regulations, NYSE Euronext intends to request the delisting of Euronext shares, which are listed on Euronext Paris (Eurolist by Euronext). Such delisting may also occur because of certain actions taken in connection with the post-closing reorganization.

        If the Euronext shares are delisted from Euronext Paris (Eurolist by Euronext) but the post-closing reorganization has not yet been (or is never able to be) completed and Euronext shares remain outstanding, the market for Euronext shares could be adversely affected. Although it is possible that Euronext shares would be traded in over-the-counter ("OTC") markets prior to the post-closing reorganization, such alternative trading markets may not develop. In addition, the extent of the public market for the Euronext shares and the availability of market quotations would depend upon the number of holders and/or the aggregate market value of Euronext shares remaining at such time, as well as the interest in maintaining a market in Euronext shares on the part of securities firms. If Euronext shares are delisted, Euronext could also cease making disclosures and reports required for listed or publicly-traded companies, which could further impact the value of the Euronext shares. To the extent the availability of such continued listings or quotations depends on steps taken by Euronext or NYSE Euronext, Euronext or

NYSE Euronext may or may not take such steps. Therefore, you should not rely on any such listing or quotation or trading being available.

NYSE Euronext may not be able to complete the post-closing reorganization of Euronext and its subsidiaries promptly after the combination, or at all. In addition, even if NYSE Euronext is able to effect a post-closing reorganization, the consideration that Euronext shareholders receive in the post-closing reorganization may be substantially different in form and/or value than the consideration that they would have received had they tendered their Euronext shares in the exchange offer (and they may also be subject to additional taxes).

        If the exchange offer is successfully completed, NYSE Euronext plans to effect a post-closing reorganization of Euronext and its subsidiaries that is intended to result in the business of Euronext being held in wholly owned subsidiaries of NYSE Euronext. The post-closing reorganization will be structured to provide the Euronext shareholders who did not exchange their Euronext shares in the exchange offer with generally the same consideration that they would have received had they tendered their Euronext shares in the exchange offer and not made the cash election or stock election (that is, €21.32 in cash and 0.98 of a share of NYSE Euronext common stock per Euronext share). However, NYSE Euronext may not be able to effect the post-closing reorganization promptly after the combination, or at all. In addition, the post-closing reorganization could be the subject of litigation, and a court could delay the post-closing reorganization or prohibit it from occurring on the terms described in this document, or from occurring at all. Accordingly, Euronext shareholders who do not tender their Euronext shares in the exchange offer may not receive the standard offer consideration for such shares promptly after the combination, or at all.

        In addition, even if NYSE Euronext is able to complete the post-closing reorganization, the consideration that Euronext shareholders will receive in the post-closing reorganization may be substantially different in form and/or value than the consideration that they would have received had they tendered their Euronext shares in the exchange offer. Such differences could result from the fact that:

  •
  the post-closing reorganization will not have a cash election or stock election;

  •
  certain post-closing reorganization steps may require the payment of only cash instead of cash and stock;

  •
  the consideration issued in certain post-closing reorganization steps may be determined by a court;

  •
  the tax consequences to the Euronext shareholders of receiving consideration in the post-closing reorganization may be different than they would be if the Euronext shareholders had tendered their Euronext shares in the exchange offer; and

  •
  the NYSE Euronext shares received as part of the consideration may have a different value at the time of completion of the post-closing reorganization than at the time of the completion of the exchange offer.

        For example, although the structure of the post-closing reorganization may not be determined until after the expiration of the exchange offer, if less than 95% of the outstanding Euronext shares are acquired in the exchange offer, it is currently anticipated that a significant portion of the consideration paid to Euronext shareholders pursuant to the post-closing reorganization will be subject to Dutch dividend withholding tax. Application of the Dutch dividend withholding tax could cause the net value of the consideration received by Euronext shareholders in the post-closing reorganization to be substantially less than the net value of the consideration such shareholders would have received had they tendered their Euronext shares in the exchange offer.

        In addition, if 95% or more of the issued and outstanding Euronext shares are tendered in the exchange offer, NYSE Euronext intends to effectuate the post-closing reorganization by initiating a compulsory acquisition procedure (uitkoopregeling) in accordance with section 2:92a of the Dutch Civil Code. In such circumstances, the price to be paid for the Euronext shares acquired in such compulsory acquisition would be cash only, in an amount determined by the Enterprise Chamber of the Amsterdam

Court of Appeals, which may be in an amount that is substantially more or less than the value of the consideration that Euronext shareholders received in the exchange offer.

        For more information on the post-closing reorganization and the Dutch tax consequences associated with it, see "The Combination Agreement—Post-Closing Reorganization" and "The Combination—Material Dutch Tax Consequences—The Post-Closing Reorganization Effectuated Other Than Pursuant To The Compulsory Acquisition Procedure—Dividend Withholding Tax."

NYSE Euronext may not be able to successfully integrate the businesses and operations of NYSE Group and Euronext in a timely fashion or at all.

        NYSE Group and Euronext operate as independent companies, and will continue to do so until the completion of the combination. Following the combination, NYSE Group and Euronext are committed to a policy of decentralized management under which their respective operating subsidiaries, including the exchanges, will have autonomy in respect of day-to-day operating decisions. NYSE Euronext expects that this approach will ease some of the challenges of integration. Nonetheless, NYSE Euronext expects to integrate certain of the management and technological functions of NYSE Group and Euronext. NYSE Euronext management may face significant challenges in integrating the two companies' technologies, organizations, procedures, policies and operations, as well as in addressing differences in the business cultures of the two companies, and retaining key NYSE Group and Euronext personnel. The integration process may prove to be complex and time consuming and require substantial resources and effort. It may also disrupt each company's ongoing businesses, which may adversely affect NYSE Euronext's relationships with market participants, employees, regulators and others with whom NYSE Group and Euronext have business or other dealings.

        The merger between the NYSE and Archipelago, which was completed on March 7, 2006, may add further challenges and complexity. NYSE Group is currently in the process of integrating the businesses of the NYSE and Archipelago, and this process is not expected to be completed before the completion of the combination. In addition, on November 1, 2006, NYSE Group purchased from the American Stock Exchange its interest in SIAC for approximately $40.3 million. Prior to that date, the NYSE owned only two-thirds of SIAC. As a result, NYSE Euronext's management may have to integrate the businesses of the NYSE, Archipelago, SIAC and Euronext simultaneously, which may be difficult. If NYSE Euronext fails to manage the integration of these businesses effectively, its growth strategy and future profitability could be negatively affected, and it may fail to achieve the anticipated benefits of the combination. In addition, difficulties in integrating these businesses could harm NYSE Euronext's reputation.

The combined company may fail to realize the anticipated cost savings, growth opportunities and synergies and other benefits anticipated from the combination.

        The success of the combination will depend, in part, on NYSE Euronext's ability to realize anticipated cost savings, revenue synergies and growth opportunities from combining the businesses of NYSE Group and Euronext. NYSE Euronext expects to benefit from operational synergies resulting from the consolidation of capabilities and elimination of redundancies as well as greater efficiencies from increased scale, market integration and automation. Specifically, NYSE Group and Euronext expect that the combined company will achieve cost savings of approximately $275 million annually within three years after the combination (with approximately $55 million of these cost savings achieved by the end of the first year, $125 million by the end of the second year and the full $275 million by the end of the third year). Of this amount, an estimated $250 million is expected to result from the overall rationalization of the combined company's information technology systems and platforms, driven by the high level of compatibility among the current technology platforms maintained by NYSE Group and Euronext, and the remaining $25 million is expected to result from the rationalization of non-information technology related activities, including the integration of corporate support functions such as finance, and the streamlining of marketing and other corporate costs such as insurance, occupancy and professional services.

        NYSE Group and Euronext also expect that the combination will create approximately $100 million in incremental revenues annually within three years after the combination. Of this amount, approximately $35 million is expected to be generated from cash equities trading, $45 million is expected to be generated from derivatives and the remaining $20 million is expected to be generated from listing fees. For more information about these projections, see "The Combination—Certain Projections" and "Information About NYSE Euronext—NYSE Euronext's Strategy."

        There is a risk, however, that the businesses of NYSE Group and Euronext may not be combined in a manner that permits these costs savings and revenue synergies to be realized in the time currently expected, or at all. For example, the completion of the combination or the post-closing reorganization may be delayed, challenged by parties opposing the completion of the combination or the post-closing reorganization or not possible at all. This may limit or delay the NYSE Euronext management's ability to integrate the two companies' technologies, organizations, procedures, policies and operations. In addition, a variety of factors, including but not limited to wage inflation, currency fluctuations, and difficulty integrating technology platforms, may adversely affect NYSE Euronext's anticipated cost savings and revenues. Also, the combined company must achieve its anticipated cost savings without adversely affecting its revenues. If NYSE Euronext is not able to successfully achieve these objectives, the anticipated benefits of the combination may not be realized fully, or at all, or may take longer to realize than expected.

NYSE Euronext's results of operations may differ significantly from the unaudited pro forma condensed combined financial data included in this document.

        This document includes unaudited pro forma condensed combined financial data giving effect to the combination of the NYSE, Euronext, Archipelago and PCX Holdings as if it had occurred as of January 1, 2005. This pro forma financial information is presented for illustrative purposes only and does not necessarily indicate the results of operations or the combined financial position that would have resulted had the combination been completed at the beginning of the periods presented, nor is it indicative of the results of operations in future periods or the future financial position of the combined businesses. In particular, it does not reflect benefits of expected costs savings or revenue opportunities with respect to the combination of the NYSE Group and Euronext. Accordingly, NYSE Euronext's results and financial condition may differ significantly from those portrayed by the unaudited pro forma condensed combined financial data included herein.

NYSE Euronext, NYSE Group and Euronext will incur significant transaction and combination-related costs in connection with the combination.

        NYSE Group and Euronext expect to incur a number of non-recurring costs associated with combining the operations of the two companies, anticipated to be approximately $70 million in each of 2007 and 2008 and $40 million in 2009. In addition, NYSE Group and Euronext will incur legal, accounting and other transaction fees and other costs related to the combination, anticipated to be between $50 million and $75 million. Some of these costs are payable regardless of whether the combination is completed. Moreover, under specified circumstances, NYSE Group or Euronext may be required to reimburse certain expenses incurred by the other party in connection with the termination of the proposed combination. See "The Combination Agreement—Termination—Expense Reimbursement." Additional unanticipated costs may be incurred in the integration of the businesses of the NYSE Group and Euronext.

        Although NYSE Euronext expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset these transaction- and combination-related costs over time, this net benefit may not be achieved in the near term, or at all.

If the combination is successful, NYSE Euronext will incur a substantial amount of debt to finance the cash portion of the consideration for the Euronext shares to be acquired, which could restrict its ability to engage in additional transactions or incur additional indebtedness.

        In connection with the exchange offer, NYSE Euronext, as the borrower, and NYSE Group, as the guarantor (until completion of the merger), entered into a €2.5 billion revolving credit bridge facility, on January 5, 2007. It includes terms and conditions customary for agreements of this type, which may restrict NYSE Euronext's ability to engage in additional transactions or incur additional indebtedness. NYSE Euronext may only borrow amounts under this bridge facility agreement to fund the cash portion of the consideration being offered to Euronext shareholders in the exchange offer. NYSE Euronext expects that upon completion of the exchange offer, it will enter into a $3 billion syndicated revolving credit facility, which is currently expected to be used as a backstop for a global commercial paper program. The proceeds from the global commercial paper program will be used for general corporate purposes, including repayment of amounts borrowed under the bridge facility and/or the syndicated revolving credit facility. It is anticipated that the syndicated revolving credit facility will include terms and conditions customary for agreements of its type, which may restrict NYSE Euronext's ability to engage in additional transactions or incur additional indebtedness. If NYSE Euronext enters into a syndicated revolving credit facility, it is anticipated that such facility may be used instead of the bridge facility to fund the cash portion of the consideration to be paid to Euronext shareholders pursuant to the exchange offer and the post-closing reorganization and/or as a backstop for a global commercial paper program, the proceeds of which would be used for such purpose. There is no assurance, however, that NYSE Euronext will enter into a syndicated revolving credit facility or whether such facility will be appropriate to fund the exchange offer or the post-closing reorganization, in which case the bridge facility is expected to be used for these purposes. See "The Combination—Financing Arrangements" for additional details. The bridge facility includes and the syndicated revolving credit facility is expected to include terms and conditions customary for agreements of this type, which may restrict NYSE Euronext's ability to engage in additional transactions or incur additional indebtedness.

There will be material differences between the current rights of NYSE Group stockholders and Euronext shareholders and the rights they can expect to have as NYSE Euronext stockholders.

        NYSE Group stockholders and Euronext shareholders that receive NYSE Euronext common stock in the combination will become NYSE Euronext stockholders, and their rights as stockholders will be governed by the NYSE Euronext certificate of incorporation and bylaws and by Delaware law. As a result, there will be material differences between the current rights of NYSE Group stockholders and Euronext shareholders and the rights they can expect to have as NYSE Euronext stockholders. For example, there is no current domicile requirement for directors of NYSE Group or Euronext. After the combination, the NYSE Euronext bylaws will provide that the NYSE Euronext board of directors will either be composed of: (1) an even number of U.S. domiciliaries and European domiciliaries or (2) the smallest possible majority of U.S. domiciliaries and the largest possible minority of European domiciliaries (the initial NYSE Euronext board of directors will contain an even number of U.S. domiciliaries and European domiciliaries, and this parity will be maintained unless the nominating and governance committee and the board of directors of NYSE Euronext, both equally composed of U.S. domiciliaries and European domiciliaries, decide otherwise or unless the NYSE Euronext bylaws are amended by a supermajority vote). In addition, the bylaws will provide that the nominating and governance committee of the NYSE Euronext board of directors will be composed of an equal number of individuals who are U.S. domiciliaries and European domiciliaries. Furthermore, the bylaws will provide that the positions of chairman of the board of directors and chief executive officer of NYSE Euronext will be filled by one person who is a U.S. domiciliary and one person who is a European domiciliary. For purposes of these provisions, "Europe" means (1) any and all of the jurisdictions in which Euronext or any of its subsidiaries operates a European regulated market; (2) any member state of the European Economic Area as of the effective time of the combination and any state that becomes a member of the European Economic Area after the effective time of the combination; and (3) Switzerland (with "European" having a correlative meaning). These requirements cannot be changed unless approved by a resolution adopted by two-thirds of the directors then in office or a shareholder vote of 80% of the votes entitled to be cast by the holders of the then-outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors.

        Another difference will be the voting and ownership limitations on NYSE Euronext common stock. The NYSE Euronext certificate of incorporation will contain provisions prohibiting any person, acting either alone or together with its related persons (as defined in the NYSE Euronext certificate of incorporation and described under "Description of NYSE Euronext Capital Stock—Ownership and Voting Limits on NYSE Euronext Capital Stock"), from voting more than 10% of the then outstanding votes entitled to be cast on any matter, acquiring the ability to vote more than 10% of the then outstanding votes entitled to be cast on any matter by virtue of agreements entered into by other persons not to vote shares of NYSE Euronext capital stock, or owning beneficially shares of stock of NYSE Euronext representing in the aggregate more than 20% of the then outstanding votes entitled to be cast on any matter unless (1) the NYSE Euronext board resolves to expressly permit such voting or ownership in accordance with the standard for approving such voting or ownership set forth in the NYSE Euronext certificate of incorporation and (2) such resolution has been approved by the relevant European regulators and the SEC. These limitations are similar to the voting and ownership limitations currently imposed on NYSE Group common stock. Euronext shareholders are currently subject to a different voting and ownership limitation. Pursuant to section 26a of the Dutch Act on the Supervision of the Securities Trade 1995 (Wet toezicht effectenverkeer 1995), a Euronext shareholder must obtain a declaration of no objection of the Dutch Minister of Finance in order to hold, directly or indirectly an interest of more than 10% of the outstanding capital or voting rights in Euronext. Similar restrictions also apply with respect to indirect ownership of qualifying interests or specific percentages of voting rights in certain regulated subsidiaries of Euronext (See "Regulation—European Regulation").

        For a discussion of these and other material differences between the current rights of NYSE Group stockholders and Euronext shareholders and the rights they can expect to have as NYSE Euronext stockholders, see "Comparison of Shareholder Rights Prior to and After the Combination."

NYSE Group stockholders and Euronext shareholders will have a reduced ownership and voting interest after the combination and will exercise less influence over management.

        After the completion of the combination, the NYSE Group stockholders and Euronext shareholders will own a smaller percentage of NYSE Euronext than they currently own of NYSE Group and Euronext, respectively. Upon completion of the combination, and assuming that all of the outstanding Euronext shares are validly tendered in the exchange offer and not withdrawn, former NYSE Group stockholders and former Euronext shareholders will own approximately 59% and 41%, respectively, of the outstanding common stock of NYSE Euronext immediately after the combination. Consequently, NYSE Group stockholders, as a group, will have reduced ownership and voting power in the combined company compared to their ownership and voting power in NYSE Group, and Euronext shareholders, as a group, will have reduced ownership and voting power in the combined company compared to their ownership and voting power in Euronext.

Risks Relating to NYSE Euronext's Business

NYSE Euronext will face numerous competitors in the United States, Europe and the rest of the world.

        NYSE Euronext will face significant competition, in particular with respect to cash trading, derivatives trading (including a range of options on securities, securities futures, financial futures and options and commodities futures and options) and listings, and this competition is expected to intensify in the future. NYSE Euronext's current and prospective competitors in this realm, both domestically and around the world, are numerous and include both traditional and non-traditional execution and listings venues. These include regulated markets, electronic communications networks ("ECNs") and other alternative trading systems, market makers and other execution venues. NYSE Euronext also will face significant and growing competition from large brokers and customers that have the ability to divert cash and derivatives trading volumes from NYSE Euronext. Large banks may assume the role of principal and act as counterparty to orders originating from retail customers, thus "internalizing" order flow that would otherwise be transacted on exchanges. Banks and brokers may also enter into bilateral trading arrangements by matching their respective order flows, depriving NYSE Euronext of potential trading volumes. The competitive significance in Europe of these varied alternate trading venues is likely to increase substantially in the future, with the regulatory environment in Europe becoming more favorable to off-exchange trading as a result of the reforms contained in the European Commission's Market in Financial Instruments Directive (or "MiFID"). MiFID was required to be implemented under local laws of the European Union Member States by January 31, 2007 and these local implementation measures must enter into effect on November 1, 2007. See "Risk Factors—Risks Relating to NYSE Euronext's Business—The implementation of the European Directive on Markets in Financial Instruments, or MiFID, may accelerate the development of off-exchange trading in Europe, which may harm NYSE Euronext's competitive position."

        NYSE Euronext will compete with such market participants in a variety of ways, including the cost, quality and speed of trade execution, liquidity, the functionality, ease of use and performance of trading systems, the range of products and services offered to trading participants and listed companies, technological innovation and reputation. NYSE Euronext's competitors may:

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  respond more quickly to competitive pressures because they are not subject to the same degree of regulatory oversight as NYSE Euronext will be;

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  develop products that are preferred by NYSE Euronext customers;

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  price their products and services more competitively;

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  develop and expand their network infrastructure and service offerings more efficiently;

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  utilize faster, more user-friendly technology;

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  consolidate and form alliances, which may create greater liquidity, lower costs and better pricing than NYSE Euronext will be able to offer;

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  market, promote and sell their products and services more effectively; and

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  better leverage existing relationships with customers and alliance partners or better exploit brand names to market and sell their services.

        NYSE Euronext may also face competition from new entrants into the markets in which it competes. The emergence of new competitors may increase price competition and reduce margins for all existing cash and derivatives markets, including NYSE Euronext's markets. New entrants may include new alternative trading systems and new initiatives by existing market participants, including established markets or exchanges, and current customers of the NYSE Group and Euronext that may internalize some of their order flow in the future.

Globalization, growth, consolidations and other strategic arrangements may impair NYSE Euronext's competitive position.

        The liberalization and globalization of world markets have resulted in greater mobility of capital, greater international participation in local markets and more competition among markets in different geographical areas. As a result, the competition among trading markets and other execution venues has become more intense.

        In addition, in the last several years, the structure of the exchange sector has changed significantly through demutualizations and consolidations. In response to increasing competition, many marketplaces in both Europe and the United States have demutualized to provide greater flexibility for future growth. The exchange sector is also experiencing consolidation, creating a more intense competitive environment. For example, in the United States, the Chicago Board of Trade and the Chicago Mercantile Exchange recently announced their intent to merge, and The Nasdaq Stock Market, Inc. ("Nasdaq") completed its acquisition of INET ECN (INET). Each of the Chicago Stock Exchange, Inc., Philadelphia Stock Exchange, Inc., Boston Stock Exchange, Inc., International Securities Exchange and Chicago Board Options Exchange, Inc. have also entered into investment agreements with other participants in the exchange sector, with the objective of enabling them to better compete with other exchanges. In Europe, the consolidation of OMX Group, created by the merger of OM Gruppen and HEX, with the Copenhagen Stock Exchange was completed early in 2005. In 2006, Nasdaq acquired a 28.8% stake in the London Stock Exchange and launched an offer to acquire the remaining interest. On February 10, 2007, Nasdaq's offer lapsed without obtaining the minimum tender threshold. It is anticipated that the process of consolidation in the European exchange sector will continue.

        Because of these market trends, NYSE Euronext faces intense competition. If it is unable to compete successfully in this environment, its business, financial condition and operating results will be adversely affected.

Future business combinations, acquisitions, partnerships and joint ventures may require significant resources and/or result in significant unanticipated costs or liabilities.

        NYSE Euronext may seek to grow its company and businesses by entering into business combination transactions, making acquisitions or entering into partnerships or joint ventures, which may be material. For example, NYSE Group recently agreed to acquire a 5% interest in the National Stock Exchange of India, subject to obtaining regulatory approvals, and also entered into a strategic alliance with the Tokyo Stock Exchange. The market for acquisition targets and strategic alliances is highly competitive, particularly in light of increasing consolidation in the exchange sector, which may adversely affect NYSE Euronext's ability to find acquisition targets or strategic partners consistent with its objectives.

        In pursuing its strategy, consistent with industry practice, NYSE Euronext may routinely engage in discussions with industry participants regarding potential strategic transactions. Such transactions may be financed by the issuance of additional equity securities, including NYSE Euronext common stock, or the incurrence of indebtedness, or a combination thereof. The issuance of additional equity may be substantial and dilutive to existing NYSE Euronext stockholders. In addition, the announcement or completion of future transactions could have a material adverse effect on the price of NYSE Euronext common stock. NYSE Euronext could face financial risks associated with incurring indebtedness such as reducing its liquidity, curtailing its access to financing markets and requiring the service of such indebtedness.

        In addition, business combination transactions, acquisitions, partnerships and joint ventures may require significant managerial attention, which may be diverted from NYSE Euronext's other operations. These capital, equity and managerial commitments may impair the operation of NYSE Euronext's businesses. Furthermore, any future business combination transactions or acquisitions could entail a number of additional risks, including:

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  Challenges integrating operations and maintaining key pre-transaction business relationships. There may be significant challenges in consolidating functions in a business combination, acquisition or partnership transaction, including with respect to integration of technology, organizations, procedures, policies and operations, as well as addressing differences in the business cultures and retaining key personnel. Integration may also be complex and time consuming and require substantial resources and effort, which may disrupt business operations or cause inconsistencies in standards, controls, procedures and policies. Any of the foregoing could adversely affect NYSE Euronext's relationships with market participants, employees, regulators and others with whom NYSE Euronext has business or other dealings or may impair its reputation.

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  Increased operating costs and difficulties in realizing anticipated efficiencies, synergies and cost savings. Any transaction is likely to be based in part on the projected realization of efficiencies, cost savings and other synergies. NYSE Euronext may be required to increase expenditures to manage the integration of any acquired business and it may be difficult to achieve anticipated benefits from a transaction. An increase in expenditures above NYSE Euronext's expectations or a failure to achieve anticipated efficiencies, cost savings and other synergies could adversely affect its business, financial position or results of operations.

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  Increased regulation. If NYSE Euronext enters into a transaction with a company in a jurisdiction in which NYSE or Euronext currently does not operate, some or all of its operations may become subject to laws, rules and regulatory jurisdictions to which NYSE Group and Euronext are not now subject. Although Euronext's record of cross-border integration within Europe and its open regulatory model may reduce the integration risks that NYSE Euronext may face in connection with a new business combination transaction, acquisition, partnership or joint venture in Europe, the new laws, rules and regulations that NYSE Euronext may be subject to as a result of such transactions may not be similar or consistent with the laws, rules and regulations to which NYSE Euronext is subject prior to such transaction, and there can be no assurance that the regulatory requirements across multiple jurisdictions will be harmonized or that regulatory authorities from different jurisdictions will coordinate the exercise of their respective regulatory oversight. This may increase NYSE Euronext's costs of compliance and impair its ability to conduct its business, as well as require it to undertake material restructuring of its operations, including its self-regulatory operations.

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  Exposure to unanticipated liabilities. Combining with, acquiring or partnering with another business that NYSE Euronext has not managed may result in NYSE Euronext's exposure to liabilities that it has not anticipated. This could adversely affect NYSE Euronext's business, financial position or results of operations.

        In addition, following the combination, NYSE Euronext's bylaws will require acquisitions, mergers and consolidations involving more than 30% of the aggregate equity market capitalization or value of NYSE Euronext (or, under certain circumstances, transactions involving an entity whose principal place of business is outside of the United States and Europe) to be approved by two-thirds of the directors then in office. This requirement may prevent the NYSE Euronext board of directors from pursuing an acquisition, even if a majority of the board believes it to be in the best interests of the company.

The legal and regulatory environment in the United States may make it difficult for NYSE Euronext's U.S. exchanges to compete with non-U.S. exchanges for the secondary listings of non-U.S. companies and adversely affect NYSE Euronext's competitive position.

        NYSE Euronext's U.S. exchanges, the NYSE and NYSE Arca, Inc., will continue to compete to obtain the listing of non-U.S. issuer securities (in addition to the listing of U.S. issuer securities). However, the legal and regulatory environment in the United States, as well as the perception of this environment, has made and may continue to make it more difficult for the NYSE and NYSE Arca, Inc., to compete with non-U.S. securities exchanges for these listings and adversely affect NYSE Euronext's competitive position. For example, the Sarbanes-Oxley Act of 2002 imposes a stringent set of corporate governance, reporting and other requirements on both U.S. and non-U.S. publicly listed companies. Significant resources are necessary for issuers to come into and remain in compliance with the requirements of the Sarbanes-Oxley Act, which has had, and may continue to have, an impact on the ability of the NYSE and NYSE Arca, Inc. to attract and retain listings. At the same time, international companies are increasingly seeking access to the U.S. markets through private transactions that do not require listing or trading in the U.S. public markets, such as through Rule 144A transactions. In 2000, approximately 50% of the proceeds raised by international companies in the U.S. markets was raised privately, and, from 1996 to 1999, the NYSE listed an average of approximately 48 international companies per year. In comparison, as of

September 30, 2006, approximately 91% of the proceeds raised by international companies in the U.S. markets were raised privately, and from 2000 to September 30, 2006, the NYSE averaged approximately 31 new listings for international companies per year. Non-U.S. issuers may choose to list with non-U.S. securities exchanges exclusively without a secondary listing in the United States because they perceive the U.S. regulatory requirements and the U.S. litigation environment as too cumbersome and costly. If the NYSE and NYSE Arca, Inc. are unable to successfully attract the listing business of non-U.S. issuers, the perception of the NYSE and NYSE Arca, Inc. as premier listing venues may be diminished, and NYSE Euronext's competitive position may be adversely affected or its operating results could suffer.

        Following the combination, NYSE Euronext's European exchanges are not expected to be subject to perceptions that may exist with respect to U.S. securities exchanges—namely, that listing on a U.S. securities exchange subjects a company to cumbersome and costly regulatory requirements and heightened litigation risks. In addition, listed companies on the Euronext exchanges are not, and will not become as a consequence of the combination, subject to the requirements of the Sarbanes-Oxley Act unless they otherwise choose to list or register their securities in the United States. However, there can be no assurances that non-U.S. issuers that do not list on the NYSE or NYSE Arca, Inc. will elect to list on a Euronext exchange rather than other non-U.S. exchanges. For a description of certain arrangements that NYSE Euronext plans to implement to protect its European and U.S. exchanges from extraterritorial applications of U.S. and European law, respectively, see "The Combination—The Delaware Trust and the Dutch Foundation."

NYSE Euronext's business may be adversely affected by price competition.

        The securities industry is characterized by intense price competition. The pricing model for trade execution for equity securities has changed in response to competitive market conditions. Some of NYSE Euronext's competitors have recently lowered their transaction costs and accordingly reduced the fees that they charge. In addition, NYSE Euronext will face price competition in the fees that it charges to its customers to list securities on its securities exchanges. It is likely that NYSE Euronext will experience significant pricing pressures and that some of its competitors will seek to increase their share of trading or listings by further reducing their transaction fees or listing fees, by offering larger liquidity payments or by offering other forms of financial or other incentives. NYSE Euronext's operating results and future profitability could be adversely affected as a result of these activities. For example, NYSE Euronext could lose a substantial percentage of its share of trading or listings if it is unable to price its transactions in a competitive manner, or its profit margins could decline if it reduces its pricing in response. In addition, one or more competitors may engage in aggressive pricing strategies and significantly decrease or completely eliminate their profit margin for a period of time in order to capture a greater share of trading or listings. Some competitors, especially those outside of the United States, have high profit margins in business areas (such as clearing and settlement) in which NYSE Euronext will not engage, which may assist them in executing these strategies. This environment could lead to loss of order flow and decreased revenues, and consequently could adversely affect NYSE Euronext's operating results.

        In addition, NYSE Group is engaged in an ongoing review of its pricing structures for trading fees and recently implemented a new pricing structure for some trading fees. There is risk inherent in the introduction of new pricing structures, and the implementation of a new price structure may have material adverse effects on NYSE Euronext's business, financial condition and operating results.

NYSE Group's share of trading in NYSE-listed securities has declined.

        As a result of increasing competition, NYSE Group's share of trading on a matched basis in NYSE-listed securities has declined from approximately 77.5% for the three months ended December 31, 2005, to 68.3% for the three months ended December 31, 2005. If growth in NYSE Group's overall trading volume of NYSE-listed securities does not offset any significant decline in NYSE Group's share of NYSE-listed trading, or if a decline in the NYSE Group's share of trading in NYSE-listed securities makes the NYSE's market appear less liquid, then NYSE Euronext's financial condition and operating results could be adversely affected.

NYSE Euronext must keep up with emerging technological changes in order to compete effectively in a rapidly evolving and highly competitive industry.

        NYSE Euronext will operate in a business environment that has undergone, and continues to experience, significant and rapid technological change. In recent years, electronic trading has grown significantly, and customer demand for increased choice of execution methods has expanded. To remain competitive, NYSE Euronext must continue to enhance and improve the responsiveness, functionality, accessibility and features of its trading platforms, software, systems and technologies. NYSE Euronext's success will depend, in part, on its ability to:

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  develop and license leading technologies useful in its businesses;

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  enhance its existing trading platforms and services;

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  respond to customer demands, technological advances and emerging industry standards and practices on a cost-effective and timely basis; and

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  continue to attract and retain highly skilled technology staff to maintain and develop its existing technology and to adapt to and manage emerging technologies.

        The development and expansion of electronic trading technology entail significant technological, financial and business risks. Any failure or delay in exploiting technology, or failure to exploit technology as effectively as NYSE Euronext's competitors, could have a material adverse effect on its business, financial condition and operating results. In addition, the increased use of electronic trading on the NYSE may make it more difficult for the NYSE to differentiate its products from those of its competitors, possibly reducing one of the competitive strengths of NYSE Euronext, as the parent company of the NYSE. This may have an adverse impact on NYSE Euronext's business and, in particular, may reduce the incentive for companies to list on the NYSE. In addition, the commoditization of trade execution may result in a reduction in the number of people using the NYSE's trading floor. This may result in a decrease in the revenues realized through the use of the NYSE's trading floor.

        NYSE Group and Euronext use leading technologies and currently devote substantial resources to their respective services, and NYSE Euronext intends to continue to do so after the combination. The adoption of new technologies or market practices may require NYSE Euronext to devote additional resources to modify and adapt its services. In such cases, NYSE Euronext cannot assure you that it will succeed in making these improvements to its technology infrastructure in a timely manner or at all. If NYSE Euronext is unable to anticipate or respond to the demand for new services, products and technologies on a timely and cost-effective basis or adapt to technological advancements and changing standards, it may be unable to compete effectively, which would have a material adverse effect on its business, financial condition and results of operations. Moreover, NYSE Euronext may incur substantial development, sales and marketing expenses and expend significant management effort to add new products or services to its trading platforms. Even after incurring these costs, NYSE Euronext ultimately may not realize any, or may realize only small amounts of, revenues for these new products or services. Consequently, if revenue does not increase in a timely fashion as a result of these expansion initiatives, the up-front costs associated with expansion may exceed revenue and reduce NYSE Euronext's working capital and income.

An "extraterritorial" change of law may adversely affect the businesses of NYSE Euronext and, under certain special arrangements, the rights of NYSE Euronext to control a substantial portion of its assets.

        NYSE Euronext will operate securities exchanges and regulated markets in various jurisdictions and thus will be subject to a variety of laws and regulations. Although none of NYSE Euronext, NYSE Group or Euronext anticipates that there will be a material adverse application of European laws to NYSE

Euronext's U.S. exchanges, or a material adverse application of U.S. laws to NYSE Euronext's European exchanges, the possibility of such an occurrence cannot be ruled out entirely. If this were to occur, and NYSE Euronext were not able to effectively mitigate the effects of such extraterritorial application, the affected exchanges of NYSE Euronext could experience a reduction in the number of listed companies or business from other market participants, or the business of NYSE Euronext could be otherwise adversely affected. In addition, in connection with obtaining regulatory approval of the combination, NYSE Euronext has agreed to implement certain special arrangements consisting of two standby structures, one involving a Dutch foundation and one involving a Delaware trust. The Dutch foundation will be empowered to take actions to mitigate the adverse effects of any potential changes in U.S. law that have "extraterritorial" impact on the European regulated markets of NYSE Euronext, and the Delaware trust will be empowered to take actions to ameliorate the adverse effects of any potential changes in European law that have "extraterritorial" impact on the U.S. regulated markets of NYSE Euronext. These actions include the exercise by the foundation or the trust of potentially significant control over the European or the U.S. businesses of NYSE Euronext, as the case may be. Although the Dutch foundation and the Delaware trust will be required to act in the best interest of NYSE Euronext, subject to certain exceptions, and any remedies implemented may be implemented only for so long as the effects of the material adverse application of law persist, NYSE Euronext may, as a result of the exercise of such rights, be required to transfer control over a substantial portion of its business and assets to the direction of the trust or of the foundation. Any such transfer of control could adversely affect the business and assets of NYSE Euronext. For a more detailed description of these arrangements, see "The Combination—The Delaware Trust and the Dutch Foundation."

Regulation NMS, and changes in Regulation NMS, may adversely affect the NYSE and NYSE Arca, thereby adversely affecting NYSE Euronext's operating results.

        On April 6, 2005, the SEC adopted Regulation NMS, which is a set of regulations that will govern certain aspects of trading on securities market centers. Its provisions become operative at various points throughout 2006 and 2007. One of the principal features of Regulation NMS is the modernization of the "trade-through" or "order protection" rule. Among other things, this rule requires market centers to establish and maintain procedures to prevent "trade-throughs," which are the executions of orders at a price inferior to the best bid or offer displayed by another market center at the time of execution. This aspect of Regulation NMS will protect and apply only to quotes available for immediate execution. The "trade-through" rule implemented by Regulation NMS is expected to increase competition between markets.

        NYSE Group has developed its business strategy and is altering its business in consideration of the rules of Regulation NMS. NYSE Euronext will continue this implementation following the combination. There is no assurance, however, that Regulation NMS will be implemented in a timely manner or in its current form. Any delay or difficulties that arise in the implementation of Regulation NMS, as well as any amendment to Regulation NMS, could create uncertainty and adversely affect NYSE Euronext's financial condition and results of operations.

The implementation of the European Directive on Markets in Financial Instruments, or MiFID, may accelerate the development of off-exchange trading in Europe, which may harm NYSE Euronext's competitive position.

        The European Commission is currently working on implementing measures for MiFID, which are due to be finalized over the course of 2006. In addition to regulated exchange trading, MiFID provides that trades may be executed on multilateral trading facilities (or MTFs) via OTC trading, or through systematic internalization of the order flow collected by investment firms and banks. As a result, MiFID creates an opportunity for new multilateral trading facilities, OTC and internalization arrangements to be developed on a pan-European basis, thereby substantially facilitating entry and increasing their attractiveness to users. In addition, investment firms will have to ensure that they obtain the "best execution" conditions for their clients, and will therefore have to direct orders to the most favorable execution venue, without any regulatory incentive to favor established regulated exchanges. Taken together, these changes to the regulatory environment may make it easier for multilateral trading facilities to establish themselves in Europe as low-cost alternatives to regulated exchanges, thereby increasing the level of competition with and between market operators. Increased competition from multilateral trading facilities could cause NYSE Euronext to lose market share or to lower its fees in order to remain competitive, either of which could lead to lower revenues and/or lower margins, harming profitability. For example, on November 14, 2006, Euronext announced that it is considering the progressive reduction of between 10% to 15% of trading fees on its equity markets as certain combination-related information technology synergies are realized over the two or three years following completion of the combination. If this were to occur, NYSE Euronext's financial condition and results of operation could be negatively affected.

Regulatory changes or future court rulings may have an adverse impact on NYSE Euronext's market data fees.

        NYSE Euronext anticipates that one of its significant sources of future revenue will be market data fees. Regulatory developments, however, could reduce the amount of revenue that NYSE Euronext can obtain from this source. Regulation NMS will impose significant changes on the formula used to calculate each market center's share of market data revenue. These new rules could alter behavior by market participants and reduce the share of revenue obtained by NYSE Euronext's U.S. exchanges. The formula that will be used to determine the allocation of market information revenue under Regulation NMS is highly complex, and NYSE Euronext is therefore unable at this time to forecast how the market will react to the new rules and the impact, if any, that this new allocation formula will have on NYSE Euronext's market information revenues or expenses following the implementation of Regulation NMS. In addition, the approach to fees reflected in MiFID, which explicitly authorizes market operators to sell trade information on a non-discriminatory commercial basis at a reasonable cost, could be modified by the European Commission or future European court decisions in a manner that may have an adverse impact on NYSE Euronext's market data fees.

The successful implementation and operation of the NYSE Hybrid MarketSM faces a number of significant challenges and depends on a number of factors that will be outside NYSE Euronext's control.

        NYSE Group is currently implementing Phase IV of the NYSE Hybrid MarketSM. NYSE Euronext will continue this implementation following the combination. The NYSE Hybrid MarketSM integrates into one platform aspects of both the physically-convened auction market and automated electronic execution. This effort is NYSE Group's response to the request from both market professionals and individual investors for greater choice and flexibility in buying and selling stocks on the NYSE. The NYSE Hybrid MarketSM is also NYSE Group's strategy for adapting to the revised "trade-through" rule adopted by the SEC on April 6, 2005 as a part of Regulation NMS, which prohibits trading through better-priced displayed quotations that are displayed by another market and immediately accessible through automatic execution. If successfully implemented, NYSE Euronext expects that the NYSE Hybrid MarketSM will change the way that securities are traded on the NYSE and will differentiate the NYSE from electronic trading venues.

        The successful implementation of the NYSE Hybrid MarketSM faces a number of significant challenges, including the difficulties of developing and implementing novel technology and the ability and willingness of specialists to build new technology platforms. In addition, as a novel technology and method of trading, there is no assurance that the NYSE Hybrid MarketSM will function as is currently anticipated, or that customers will accept and use the services that it offers. It is also possible that full implementation of Regulation NMS may create unintended consequences for the NYSE Hybrid MarketSM. In addition, NYSE Regulation, particularly its market surveillance division, must update its electronic surveillance systems to take account of changes made to the NYSE Hybrid MarketSM trading systems to be able to effectively monitor NYSE trading activity. This requirement places an additional demand on NYSE Regulation's market surveillance division.

        Any delay or difficulties in implementing or operating the NYSE Hybrid MarketSM may have a material adverse effect on NYSE Euronext's ability to compete and its operating results, particularly if the NYSE Hybrid MarketSM is not implemented by the time that the first phase of Regulation NMS becomes operative. Currently, the first phase of Regulation NMS is scheduled to become operative on March 5, 2007. In addition, any unwillingness by its customers to accept or use the NYSE Hybrid MarketSM services may also have an adverse impact on NYSE Euronext's ability to compete and on its operating results. For a discussion of the NYSE Hybrid MarketSM, see "Information About NYSE Group—The NYSE and NYSE Arca—The NYSE Hybrid MarketSM Initiative."

NYSE Euronext intends to enter into or increase its presence in established trading markets, such as the U.S. options or futures markets or markets in countries where it does not currently compete. Demand and market acceptance for NYSE Euronext's products and services within these markets will be subject to a high degree of uncertainty and risks and may affect its growth potential.

        NYSE Euronext intends to enter into or increase its presence in certain trading markets, such as the U.S. options and futures markets or markets in countries where it does not currently compete, which already possess established competitors. As a result, demand and market acceptance for NYSE Euronext's products and services within these markets will be subject to a high degree of uncertainty and risk. If NYSE Euronext is unable to enter into or increase its presence in these markets and compete successfully, NYSE Euronext may not generate sufficient revenues from these products and services.

        NYSE Euronext's growth and success may depend in part on its ability to compete with and penetrate new markets. However, it may not be successful in competing with or penetrating these markets. Attracting customers in certain countries may be subject to a number of risks, including currency exchange rate risk, difficulties in enforcing agreements or collecting receivables, longer payment cycles, compliance with the laws or regulations of foreign countries, and political and regulatory uncertainties.

The loss of key personnel may adversely affect NYSE Euronext business.

        NYSE Euronext will be dependent upon the contributions of its senior management team and other key employees, as well as key staff of NYSE Regulation, for its success. With the exception of John A. Thain, NYSE Group's chief executive officer (and the designated chief executive officer of NYSE Euronext), who has a letter agreement with NYSE Group, and certain senior managers of Euronext who have entered into employment agreements with Euronext or its subsidiaries, these individuals do not currently have agreements relating to their employment with NYSE or Euronext. Mr. Thain's letter agreement does not provide for a fixed employment term or prevent him from terminating his employment at any time. If Mr. Thain, Jean-Francois Théodore, Euronext's chief executive officer (and the designated deputy chief executive officer of NYSE Euronext), or one or more other executives or other key employees, were to cease to be employed by NYSE Euronext, it could be adversely affected. In particular, NYSE Euronext may have to incur costs to replace senior executive officers or other key employees who leave, and its ability to execute its business strategy could be impaired if NYSE Euronext is unable to replace such persons in a timely manner.

NYSE Euronext may be at greater risk from terrorism than other companies.

        Given that NYSE Euronext will encompass the world's largest cash equities market and its prominence in the global securities industry, as well as the concentration of many of its properties and personnel in lower Manhattan, NYSE Euronext may be more likely than other companies to be a direct target of, or an indirect casualty of, attacks by terrorists or terrorist organizations.

        It is impossible to predict the likelihood or impact of any terrorist attack on the securities industry generally or on NYSE Euronext's business. In the event of an attack or a threat of an attack, NYSE Euronext's security measures and contingency plans may be inadequate to prevent significant disruptions in its business, technology or access to the infrastructure necessary to maintain its business. For a discussion of some of NYSE Euronext's security measures and contingency plans, see "Information about NYSE Group—Security Measures and Contingency Plans." Damage to NYSE Euronext's facilities due to terrorist attacks may be significantly in excess of any amount of insurance received, or NYSE Euronext may not be able to insure against such damage at a reasonable price or at all. The threat of terrorist attacks may also negatively affect NYSE Euronext's ability to attract and retain employees. In addition, even for NYSE Euronext's electronic exchanges, terrorist attacks may cause instability or decreased trading in the securities markets, including trading on exchanges. Any of these events could have a material adverse effect on NYSE Euronext's business, financial condition and operating results.

NYSE Euronext will operate in a highly regulated industry, and may be subject to censures, fines and other legal proceedings if it fails to comply with its legal and regulatory obligations.

        NYSE Euronext will operate in a highly regulated industry and be subject to extensive regulation. The securities industry is subject to extensive governmental regulation and could be subject to increased regulatory scrutiny. As a matter of public policy, these regulations are designed to safeguard the integrity of the securities and other financial markets and to protect the interests of investors in those markets. The SEC regulates the U.S. securities exchanges and has broad powers to audit, investigate and enforce compliance with its rules and regulations and impose sanctions for non-compliance. European regulators have similar powers with respect to European exchanges in their respective countries. NYSE Euronext's ability to comply with applicable laws and rules will be largely dependent on its establishment and maintenance of appropriate systems and procedures, as well as its ability to attract and retain qualified personnel.

        Both the SEC and the European regulators are vested with broad enforcement powers to censure, fine, issue cease-and-desist orders, prohibit exchanges from engaging in some of its businesses or suspend or revoke the exchange recognition, license or registration of its subsidiaries as national securities exchanges in the respective countries in which the regulators are located. In the case of actual or alleged noncompliance with regulatory requirements, NYSE Euronext could be subject to investigations and administrative or judicial proceedings that may result in substantial penalties, including revocation of a subsidiary's exchange recognition, license or registration as a securities exchange or market. Any such investigation or proceeding, whether successful or unsuccessful, would result in substantial costs and diversions of resources and might also harm NYSE Euronext's business reputation, any of which may have a material adverse effect on its business, financial condition and operating results.

        In addition, there may be a conflict between the self-regulatory responsibilities of the NYSE and NYSE Arca, Inc. and the interests of some of the market participants or customers of NYSE Euronext. Any failure by the NYSE or NYSE Arca, Inc. to diligently and fairly regulate their member organizations or to otherwise fulfill their regulatory obligations could significantly harm its reputation, prompt regulatory scrutiny and adversely affect its business.

Damage to NYSE Euronext's reputation could have a material adverse effect on its businesses.

        One of NYSE Euronext's competitive strengths will be its strong reputation and brand name. NYSE Euronext's reputation could be harmed in many different ways, including by regulatory governance or technology failures. Damage to NYSE Euronext's reputation could cause some issuers not to list their securities on its exchanges, as well as reduce the trading volume on its exchanges. This, in turn, may have a material adverse effect on NYSE Euronext's business, financial condition and operating results.

NYSE Euronext will face restrictions with respect to the way in which it conducts certain operations, and may experience certain competitive disadvantages if it does not receive regulatory approval for new business initiatives or if it receives them in an untimely manner.

        NYSE Euronext will operate two U.S. registered national securities exchanges—the NYSE and NYSE Arca, Inc. Pursuant to the Exchange Act, the NYSE and NYSE Arca, Inc. are responsible for regulating their member organizations through the adoption and enforcement of rules governing the trading activities, business conduct and financial responsibility of their member organizations and the individuals associated with them. Changes to those rules are generally subject to the approval of the SEC, which publishes proposed rule changes for public comment. Changes to its certificate of incorporation or bylaws and changes to the certificate of incorporation, bylaws, operating agreement or rules of certain of NYSE Euronext's subsidiaries, to the extent that these changes could affect the activities of these national exchanges, must also be approved. NYSE Euronext may from time to time seek to engage in new business activities, some of which may require changes to NYSE Euronext's governing documents.

        NYSE Euronext will also operate exchanges in France, Belgium, Portugal, the Netherlands and the United Kingdom. Regulators in each of these countries regulate exchanges through the adoption and enforcement of rules governing the trading activities, business conduct and financial responsibility of such exchanges and individuals associated with them. All NYSE Euronext initiatives with regulatory implications must be approved by the relevant authorities in each of these countries, as well as by the coordinating bodies set up under the Euronext regulators' memoranda of understanding. Changes to NYSE Euronext's certificate of incorporation or bylaws and changes to the certificate of incorporation, bylaws, operating agreement or rules of certain of NYSE Euronext's subsidiaries, to the extent that these changes could affect the activities of these exchanges, may also require approvals. NYSE Euronext may from time to time seek to engage in new business activities, some of which may require changes to NYSE Euronext's governing documents.

        Any delay or denial of a requested approval could cause NYSE Euronext to lose business opportunities or slow the integration process in the future between its different markets. NYSE Euronext's competitive position could be significantly weakened if its competitors are able to obtain regulatory approval for new functionalities faster, or with less cost or difficulty, than NYSE Euronext is, or if approval is not required for NYSE Euronext's competitors but is required for NYSE Euronext. Competitors that are not registered exchanges are subject to less stringent regulation. In addition, as NYSE Euronext seeks to expand its product base, it could become subject to the oversight of additional regulatory bodies. For further information regarding the regulatory framework of the combined company, see "Regulation."

Regulatory developments could have a negative impact on NYSE Euronext's businesses.

        Securities exchanges, particularly those in the United States, have been the subject of increasing political and public scrutiny in recent years in response to a number of developments and inquiries. In November 2004, the SEC proposed corporate governance, transparency, oversight and ownership rules for registered U.S. national securities exchanges and other self-regulatory organizations ("SROs") and issued a concept release examining the efficacy of self-regulation. The concept release also solicited public comment concerning the level of market data fees, following several years of claims from some competitors and data intermediaries that market data fees and revenues are excessive. In Europe, the European Commission is currently working on implementing measures for MiFID, which may increase the attractiveness of trading securities off-exchange. Increased trading off-exchange could cause NYSE Euronext to lose trading market share or to lower its fees in order to remain competitive.

        NYSE Euronext cannot predict with certainty whether, or in what form, any regulatory changes will take place, or their impact on its business. Changes in the rules and regulations affecting SROs or European exchanges could require NYSE Euronext to change the manner in which its securities exchanges conduct their respective businesses or govern themselves. Such changes could also make it more difficult or more costly for the securities exchanges to conduct their existing businesses or to enter into new businesses.

NYSE Group and certain of its subsidiaries are required to allocate funds and resources to NYSE Regulation.

        NYSE Group and certain of its subsidiaries are required to allocate significant resources to NYSE Regulation. This dedication of resources may limit NYSE Euronext's ability to reduce its expense structure and to dedicate funds and human resources in other areas.

        NYSE Regulation has undertaken the regulatory functions of the NYSE and NYSE Arca, Inc. pursuant to agreements with each entity. NYSE Regulation also has an explicit agreement with NYSE Group, the NYSE and NYSE Market so that adequate funding is provided to NYSE Regulation. Moreover, under the operating agreement of the NYSE, no regulatory fees, fines or penalties collected by NYSE Regulation may be distributed to NYSE Group or any entity other than NYSE Regulation. The obligations to fund NYSE Regulation under the agreements covering those services could negatively affect the cash available to NYSE Euronext and its ability to invest in or pursue other opportunities that may also be beneficial to NYSE Euronext stockholders. For a discussion of NYSE Euronext's proposed regulatory structure and responsibilities regarding NYSE Regulation, see "Information About NYSE Group—NYSE Regulation."

Any conflicts of interest between NYSE Euronext and NYSE Regulation may have a material adverse effect on NYSE Euronext's business.

        NYSE Regulation will regulate and monitor the activities on NYSE Euronext's U.S. securities exchanges and enforce member organization compliance with applicable law and the rules of the exchanges. In a 2004 concept release, the SEC noted that there is an inherent conflict that exists within every SRO between its regulatory functions, on the one hand, and its member organizations, market operations, listed issuers, and stockholders, on the other hand. The SEC has also expressed concern about the conflicts of interest that may exist when a for-profit entity owns an SRO. The for-profit entity's goal of maximizing stockholder value might conflict with the SRO's self-regulatory responsibilities imposed by the securities laws. For example, the for-profit entity might have an incentive to commit insufficient funds to the regulatory operations of the SRO, or use the disciplinary powers of the SRO to generate revenue for the for-profit entity by disciplining member organizations that operate or participate in competing trading systems. In addition, the regulatory responsibilities imposed by the U.S. securities laws (such as encouraging low-cost trading and competitive markets) may conflict with NYSE Euronext's profit-oriented goals as a public company. There may be more opportunities for conflicts of interest to arise when SROs regulate listed companies. Additional conflicts of interest arise where a company (such as NYSE Euronext) lists its own securities on the national securities exchange that it owns. The listing of NYSE Euronext's common stock on the NYSE could potentially create a conflict of interest between the NYSE's regulatory responsibility to vigorously oversee the listing and trading of securities on the NYSE, on the one hand, and its commercial and economic interest, on the other hand. The SRO's disciplinary power over NYSE Euronext's competitors that are U.S. registered broker-dealers may also raise questions as to potential conflicts. NYSE Group and NASD have signed a letter of intent to combine certain overlapping regulatory functions, although it is nonbinding and subject to the execution of a definitive agreement. It is anticipated that such a combination will be structured to be financially neutral to NYSE Group shareholders. For further information regarding this transaction, see "Information about NYSE Group—NYSE Regulation."

        NYSE Group currently maintains, and NYSE Euronext will continue to maintain, structural protections to minimize these potential conflicts of interest. For a discussion of some of these structural protections, see "Information About NYSE Group—NYSE Regulation—Structure, Organization and Governance of NYSE Regulation." These structural protections, however, may not be adequate to manage (and, in any event, will not eliminate) these potential conflicts of interest. For example, certain of the independent directors of NYSE Euronext's board of directors will serve as directors on the NYSE Regulation board of directors. In the event that NYSE Euronext fails to manage these potential conflicts of interest adequately, it could impair the effectiveness of NYSE Regulation or otherwise incur reputational damage, which could have a material adverse effect on its business, financial condition and operating results.

Specialists will be responsible for effecting certain transactions on the floor of the NYSE. Any failure by specialists to perform their function effectively or to comply with their regulatory obligations may have a material adverse effect on NYSE Euronext's business and reputation.

        Specialists are an important component of the market structure within the NYSE. For example, specialists assist in providing liquidity and minimizing volatility. A deterioration in the performance of specialists, or misconduct by specialists, could damage the NYSE Euronext's reputation and reduce its ability to compete with other securities exchanges for listings and order flow. The profitability of the seven specialist units currently active on the NYSE floor has fluctuated significantly since 2002.

        The increased use of technology in securities executions also is changing the business models of specialists. Any failure of the specialist to adapt their business models to this changing environment in general, and to the NYSE Hybrid MarketSM in particular, would further undermine the differentiation, and therefore the competitive position, of NYSE Market. For a discussion of certain litigation and SEC action relating to specialists, see "Information about NYSE Group—Legal Proceedings—In re NYSE Specialists Securities Litigation."

Market fluctuations and other risks beyond NYSE Euronext's control could significantly reduce demand for its services and harm its business.

        NYSE Euronext's revenues and profitability are highly dependent upon the levels of activity on its exchanges, in particular the volume and value of financial instruments traded, the number and market capitalization of listed issuers, the number of new listings, the number of traders in the market and similar factors.

        NYSE Euronext has no direct control over such variables. Among other things, NYSE Euronext is dependent upon the relative attractiveness of the financial instruments traded on its exchanges, and the relative attractiveness of the exchanges as a market on which to trade these financial instruments, as compared to other exchanges and trading platforms. Such variables are in turn influenced by economic, political and market conditions in the United States, Europe and elsewhere in the world that are beyond NYSE Euronext's control, including:

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  broad trends in business and finance;

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  terrorism and war;

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  concerns over inflation and the level of institutional or retail confidence;

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  changes in government monetary policy and foreign currency exchange rates;

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  the availability of short-term and long-term funding and capital;

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  the availability of alternative investment opportunities;

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  changes in the level of trading activity;

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  changes and volatility in the prices of securities;

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  changes in tax policy;

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  the level and volatility of interest rates;

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  legislative and regulatory changes, including the potential for regulatory arbitrage among U.S., European, and other markets if significant policy differences emerge among markets; and

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  unforeseen market closures or other disruptions in trading.

        General economic conditions affect securities markets in a variety of ways, from determining availability of capital to influencing investor confidence. Poor economic conditions also have an impact on the process of raising capital by reducing the number or size of securities offerings or listings. The economic climate in recent years has been characterized by challenging business and economic conditions. During 2000 through early 2003, the major U.S. and European market indices experienced severe declines. The weak and uncertain economic climate, together with corporate governance and accounting concerns, contributed to a reduction in corporate transactions and generally a more difficult business environment. In addition, the United States and other countries in which NYSE Euronext hopes to offer its services have suffered acts of war or terrorism or other armed hostilities. These or similar acts have in the past increased or prolonged, and may in the future increase or prolong, negative economic conditions. Adverse changes in the economy or the outlook for the securities industry can have a negative impact on its revenues through declines in trading volume, new listings and demand for market data. Generally adverse economic conditions may also have a disproportionate effect on NYSE Euronext's business. Because its infrastructure and overhead will be based on assumptions of certain levels of market activity, significant declines in trading volumes, the number of listed companies or demand for market data may have a material adverse effect on NYSE Euronext's business, financial condition and operating results.

        A significant portion of NYSE Euronext's revenues will depend, either directly or indirectly, on its transaction-based business, which, in turn, is dependent on NYSE Euronext's ability to attract and maintain order flow, both in absolute terms and relative to other market centers. If there is a decline in the trading volume on NYSE Euronext's exchanges, NYSE Euronext's revenue from transaction fees will decrease. There may also be a reduction in revenue from market data fees. If NYSE Euronext's share of total trading volume decreases relative to its competitors, NYSE Euronext may be less attractive to market participants as a source of liquidity and may lose additional trading volume and associated transaction fees and market data fees as a result. In addition, declines in NYSE Euronext's share of trading volume could adversely affect the growth, viability and importance of some of its market information products, which will constitute an important portion of NYSE Euronext's revenues.

        NYSE Euronext also expects to generate a significant portion of its revenues from listing fees. Among the factors affecting companies' decisions to go public and/or list their shares on public markets are general economic conditions, industry-specific circumstances, capital market trends, mergers and acquisitions environment and regulatory requirements. The extent to which these and other factors cause companies to remain privately owned or otherwise decide not to list their shares on NYSE Euronext's exchanges may have a material adverse effect on NYSE Euronext's business, financial condition and operating results.

        The financial services industry and, particularly, the securities transactions business are dynamic, uncertain and highly competitive environments. Accordingly, NYSE Euronext expects exchange consolidation and member organization consolidation to persist in the future. This environment has led to business failures and has encouraged the introduction of alternative trading venues with varying market structures and new business models. Well-capitalized competitors may seek to expand their operations in the markets where NYSE Euronext will operate. In addition, the financial services industry is subject to extensive regulation, which may change dramatically in ways that affect industry market structure. If NYSE Euronext is unable to adjust in a timely manner to structural changes within its markets, technological and financial innovation, and other competitive factors, its business will suffer.

Insufficient systems capacity or systems failure could harm NYSE Euronext's business.

        NYSE Euronext's business will depend on the performance and reliability of the computer and communications systems supporting it. In particular, heavy use of NYSE Euronext's platforms and order routing systems during peak trading times or at times of unusual market volatility could cause NYSE Euronext's systems to operate slowly or even to fail for periods of time. NYSE Euronext's system capacity requirements could grow significantly in the future as the result of a variety of factors, including the implementation of the NYSE Hybrid MarketSM and NYSE Arca's anticipated expansion of its options trading volume. In addition, the use of algorithmic trading and the use of the automated price-injection model by members, and particularly by market makers, has increased significantly and may impose burdens on NYSE Euronext's network and system capacity unless steps are taken to accommodate the increase in usage.

        If NYSE Euronext's systems cannot be expanded to handle increased demand, or otherwise fail to perform, NYSE Euronext could experience disruptions in service, slower response times, delays in introducing new products and services and loss of revenues. In addition, NYSE Euronext's trading activities may be negatively affected by system failures of other trading systems, as a result of which it may be required to suspend trading activity in particular stocks or, in the case of NYSE Arca, cancel previously executed trades under certain circumstances.

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  Increased operating costs and difficulties in realizing anticipated efficiencies, synergies and cost savings. Any transaction is likely to be based in part on the projected realization of efficiencies, cost savings and other synergies. NYSE Euronext may be required to increase expenditures to manage the integration of any acquired business and it may be difficult to achieve anticipated benefits from a transaction. An increase in expenditures above NYSE Euronext's expectations or a failure to achieve anticipated efficiencies, cost savings and other synergies could adversely affect its business, financial position or results of operations.

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  Increased regulation. If NYSE Euronext enters into a transaction with a company in a jurisdiction in which NYSE or Euronext currently does not operate, some or all of its operations may become subject to laws, rules and regulatory jurisdictions to which NYSE Group and Euronext are not now subject. Although Euronext's record of cross-border integration within Europe and its open regulatory model may reduce the integration risks that NYSE Euronext may face in connection with a new business combination transaction, acquisition, partnership or joint venture in Europe, the new laws, rules and regulations that NYSE Euronext may be subject to as a result of such transactions may not be similar or consistent with the laws, rules and regulations to which NYSE Euronext is subject prior to such transaction, and there can be no assurance that the regulatory requirements across multiple jurisdictions will be harmonized or that regulatory authorities from different jurisdictions will coordinate the exercise of their respective regulatory oversight. This may increase NYSE Euronext's costs of compliance and impair its ability to conduct its business, as well as require it to undertake material restructuring of its operations, including its self-regulatory operations.

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  Exposure to unanticipated liabilities. Combining with, acquiring or partnering with another business that NYSE Euronext has not managed may result in NYSE Euronext's exposure to liabilities that it has not anticipated. This could adversely affect NYSE Euronext's business, financial position or results of operations.

        Failure to maintain systems or to ensure sufficient capacity may also result in a temporary disruption of NYSE Euronext's regulatory and reporting functions. These consequences, in turn, could result in lower trading volumes, financial losses, decreased customer service and satisfaction, litigation or customer claims, or regulatory sanctions.

        NYSE Group and Euronext have experienced systems failures in the past. It is possible that NYSE Euronext will experience systems failures in the future, or periods of insufficient systems capacity or network bandwidth, power or telecommunications failure, acts of God or war, terrorism, human error, natural disasters, fire, power loss, sabotage, hardware or software malfunctions or defects, computer viruses, intentional acts of vandalism or similar events. Any system failure that causes an interruption in service or decreases the responsiveness of NYSE Euronext's service could impair its reputation and negatively impact its revenues. NYSE Euronext will also rely on third parties for systems support. Any interruption in these third-party services or deterioration in the performance of these services could also be disruptive to NYSE Euronext's business (and the NYSE Hybrid MarketSM, in particular) and have a material adverse effect on NYSE Euronext's business, financial condition and operating results.

NYSE Euronext's networks and those of its third-party service providers may be vulnerable to security risks, which could result in wrongful use of NYSE Euronext's information or cause interruptions in its operations that cause NYSE Euronext to lose trading volume and result in significant liabilities. NYSE Euronext will also incur significant expense to protect its systems.

        NYSE Euronext expects that the secure transmission of confidential information over public networks will be a critical element of its operations. NYSE Euronext's networks and those of its third-party service providers may be vulnerable to unauthorized access, computer viruses and other security problems. Persons who circumvent security measures could wrongfully access and use NYSE Euronext's information or cause interruptions or malfunctions in NYSE Euronext's operations. Any of these events could cause NYSE Euronext to lose trading volume. NYSE Euronext will be required to expend significant further resources to protect against the threat of security breaches or to alleviate problems, including reputational harm and litigation, caused by breaches. NYSE Euronext's security measures will be costly, and may prove to be inadequate and result in system failures and delays that could cause NYSE Euronext to lose business.

        As the operator of an electronic network, GL TRADE, a subsidiary of Euronext, is also subject to the risk of unauthorized infiltration of its information technology systems and those of its customers. While GL TRADE invests considerable resources to ensure the security of the GL NET network, it cannot fully eliminate the risk of unauthorized infiltration. In the event of any such infiltration, there would be a risk of disruption to the information technology systems of GL TRADE or its customers, disclosure of confidential information or falsification of customer orders. Any security breach could harm GL TRADE's reputation and/or make its customers less comfortable using its network, either of which could lead to lower revenues. Limitation of liability clauses in GL TRADE's customer agreements may prove insufficient to protect GL TRADE against liability in the event of such a breach.

Any failure by NYSE Euronext to protect its intellectual property rights, or allegations that it has infringed the intellectual property rights of others, could adversely affect its business.

        NYSE Euronext owns the rights to a number of trademarks, service marks, trade names, copyrights and patents used in its businesses. To protect its intellectual property rights, NYSE Euronext will rely on a combination of trademark laws, copyright laws, patent laws, trade secret protection, confidentiality agreements and other contractual arrangements with NYSE Euronext's affiliates, customers, strategic investors and others. The protective steps taken may be inadequate to deter misappropriation of NYSE Euronext's proprietary information. NYSE Euronext may be unable to detect the unauthorized use of, or take appropriate steps to enforce, its intellectual property rights. Failure to protect its intellectual property adequately could harm NYSE Euronext's reputation and affect its ability to compete effectively. Further, defending NYSE Euronext's intellectual property rights may require significant financial and managerial resources, the expenditure of which may have a material adverse effect on NYSE Euronext's business, financial condition and operating results.

        In the future, NYSE Euronext may be subject to intellectual property rights claims, which may be costly to defend, could require the payment of damages and could limit NYSE Euronext's ability to use certain technologies. Some of NYSE Group's and Euronext's competitors currently own patents and have actively been filing patent applications in recent years, some of which may relate to NYSE Group's and Euronext's trading platforms and business processes. Additionally, NYSE Euronext's competitors or other market participants may seek to do the same in the future. As a result, NYSE Group and Euronext have faced, and NYSE Euronext may face, allegations that it has infringed or otherwise violated the intellectual property rights of third parties. Any intellectual property claims, with or without merit, could be time consuming, expensive to litigate or settle and could divert management resources and attention. Successful challenges against NYSE Euronext could require it to modify or discontinue its use of technology where such use is found to infringe or violate the rights of others, or require NYSE Euronext to obtain licenses from third parties at material cost. For a discussion of litigation involving NYSE Group's intellectual property, see "Information about NYSE Group—Legal Proceedings."

NYSE Euronext will rely on Atos Euronext Market Solutions, a third party service provider that it does not control, for a number of key information technology services.

        Atos Euronext Market Solutions ("AEMS") is Euronext's preferred external supplier of key information technology and is responsible for the development of Euronext's technology and the management of its key information technology systems, including the NSC cash trading platform and the LIFFE CONNECT® futures and options electronic trading system. Euronext and Atos Origin each hold 50% of the shares of AEMS. Control over the activities and the assets of the company rests with Atos Origin. AEMS provides IT services to Euronext under a complex contractual framework, incorporating an umbrella services agreement and a series of interim service agreements. The umbrella services agreement will terminate in January 2012 unless a definitive and comprehensive agreement is entered into before that date. If AEMS does not dedicate sufficient resources or provide sufficiently experienced personnel or experiences difficulties or losses, and is unable to perform the services to the required levels and meet its contractual obligations to Euronext under the IT services arrangements, the business, financial condition or results of operations of Euronext could be materially adversely affected.

        Euronext also relies on intellectual property owned by AEMS. If AEMS does not protect its existing or future intellectual property rights, it may have to pay third parties for rights to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property. AEMS relies mainly on copyright legislation, patents, trademarks and protection of know-how to protect its intellectual property. Euronext cannot guarantee that any of the intellectual property rights owned by AEMS or other intellectual property rights that third parties license to AEMS will not be invalidated, circumvented, challenged or rendered unenforceable. Conversely, if AEMS became involved in litigation or other proceedings as the result of alleged infringement of the rights of others, AEMS might have to spend significant amounts of money, regardless of fault.

NYSE Euronext will rely on LCH.Clearnet and Euroclear, neither of which is controlled by Euronext, for the majority of Euronext's clearing and settlement services.

        Euronext uses the services of LCH.Clearnet Group Ltd. and its subsidiaries (together "LCH.Clearnet") for clearing transactions executed on its cash markets and Euronext.liffe, and on Euroclear for settling transactions on its cash markets (except in Portugal). Although Euronext has a substantial minority shareholding in LCH.Clearnet (which it has announced an agreement in principle to reduce) and a small shareholding in Euroclear plc and has contractual arrangements with each of them for the provision of services, Euronext does not have any significant influence over their businesses generally, particularly with respect to their relationships with third parties. To the extent that LCH.Clearnet or Euroclear experiences serious difficulties or materially changes its business relationship with Euronext, the business of Euronext may be materially adversely affected. Additionally, because LCH.Clearnet and Euroclear each play a vital role in the functioning of Euronext's exchanges, Euronext may be affected by any difficulties that either of them experiences. If this occurs, Euronext could be harmed financially or its reputation could suffer.

GL TRADE's business could be harmed by the consolidation of financial institutions or reductions in the trading operations of its customers.

        The merger of major financial institutions may lead GL TRADE's customers to reduce the number of traders and lead to further cost-cutting efforts by its customers with respect to their information systems. This environment could cause its customers to decrease the number of workstations and subscriptions they buy from GL TRADE or change their strategy by shifting to other providers or to in-house technology.

NYSE Euronext's financial condition and results of operations may be harmed if it does not successfully reduce market risks through the use of derivative financial instruments.

        Since NYSE Euronext will conduct operations in both the United States and Europe, a substantial portion of its assets, liabilities, revenues and expenses will be denominated in U.S. dollars, euros and pounds sterling. Because NYSE Euronext's financial statements will be denominated in U.S. dollars, fluctuations in currency exchange rates, especially the euro/pound sterling against the U.S. dollar, could have a material impact on NYSE Euronext's reported results. NYSE Euronext will also experience other market risks, including changes in interest rates and in prices of marketable equity securities that it owns. NYSE Euronext may use derivative financial instruments to reduce certain of these risks. If NYSE Euronext's strategies to reduce market risks are not successful, its financial condition and operating results may be adversely affected.

Risks Relating to an Investment in NYSE Euronext Common Stock

There has been no prior public market for NYSE Euronext common stock.

        NYSE Euronext plans to apply to list NYSE Euronext common stock on the NYSE (trading in dollars) and on Euronext Paris (Eurolist by Euronext) (trading in euros). However, an active public market for NYSE Euronext common stock may not develop or be sustained after the completion of the combination. NYSE Euronext cannot predict the extent to which a trading market will develop or how liquid that market might become.

        The market price of NYSE Euronext common stock may fluctuate. Broad market and industry factors may adversely affect the market price of NYSE Euronext common stock, regardless of its actual operating performance. Factors that could cause fluctuations in its stock price may include, among other things:

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  actual or anticipated variations in quarterly operating results;

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  changes in financial estimates by NYSE Euronext or by any securities analysts who might cover NYSE Euronext's stock;

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  conditions or trends in the industry, including regulatory changes or changes in the securities marketplace;

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  changes in the market valuations of exchanges and other trading facilities in general, or other companies operating in the securities industry;

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  announcements by NYSE Euronext or its competitors of significant acquisitions, strategic partnerships or divestitures;

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  announcements of investigations or regulatory scrutiny of NYSE Euronext's operations or lawsuits filed against it;

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  additions or departures of key personnel; and

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  sales of NYSE Euronext common stock, including sales of its common stock by its directors and officers or its strategic investors.

NYSE Euronext's share price may decline due to the large number of shares eligible for future sale.

        Sales of substantial amounts of NYSE Euronext common stock, or the possibility of these sales, may adversely affect the market price of its common stock. These sales may also make it more difficult for NYSE Euronext to raise capital through the issuance of equity securities at a time and price it deems appropriate.

        Upon completion of the combination, based on currently outstanding shares of NYSE Group and Euronext common stock, there will be approximately 266.5 million shares of NYSE Euronext common stock outstanding. In addition, approximately 8,500,000 shares of NYSE Euronext common stock will be reserved for issuance to directors, officers and employees of NYSE Euronext under NYSE Euronext equity plans.

        Following the combination and the post-closing reorganization, of the approximately 265.1 million shares of NYSE Euronext common stock outstanding, approximately 22.6 million shares will be subject to restrictions on transfer that are scheduled to expire on March 7, 2007, approximately 33.9 million shares will be subject to restrictions on transfer that are scheduled to expire on March 7, 2008, and approximately

41.8 million shares will be subject to restrictions on transfer that are scheduled to expire on March 7, 2009. These restrictions are a continuation of the restrictions placed on shares of NYSE Group common stock issued to former NYSE members and certain Archipelago stockholders in the merger between the NYSE and Archipelago, and will apply solely to the shares of NYSE Euronext common stock issued in the merger to holders of restricted NYSE Group common stock immediately before the merger. NYSE Euronext's board of directors may, from time to time in its sole discretion, release any of these transfer restrictions from any number of these restricted shares, on terms and conditions and in ratios and numbers to be fixed by the board of directors in its sole discretion. For a description of the transfer restrictions see "Description of NYSE Euronext Capital Stock—Transfer Restrictions on Certain Shares of NYSE Euronext Common Stock."

        Removal of the transfer restrictions may lead to significant numbers of shares of NYSE Euronext common stock becoming available for sale, which may adversely affect the then-prevailing market price of NYSE Euronext common stock.

Provisions of NYSE Euronext's organizational documents and applicable law may delay or deter a change of control of NYSE Euronext.

        Following the combination, NYSE Euronext's organizational documents will contain provisions that may have the effect of discouraging, delaying or preventing a change of control of, or unsolicited acquisition proposals for, NYSE Euronext that a stockholder might consider favorable. These include provisions:

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  vesting the NYSE Euronext board of directors with sole power to set the number of directors;

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  limiting the persons that may call special stockholders' meetings;

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  limiting stockholder action by written consent;

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  requiring supermajority stockholder approval or supermajority board approval with respect to certain amendments to the NYSE Euronext bylaws; and

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  requiring supermajority stockholder approval with respect to certain amendments to the NYSE Euronext certificate of incorporation.

        In addition, its organizational documents will include provisions that:

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  restrict any person (either alone or together with its related persons) from voting or causing the voting of shares of stock representing more than 10% of NYSE Euronext's outstanding voting capital stock (including as a result of any agreement by any other persons not to vote shares of stock); and

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  restrict any person (either alone or together with its related persons) from beneficially owning shares of stock representing more than 20% of the outstanding shares of any class or series of NYSE Euronext's capital stock.

For a more detailed description of these provisions, see "Description of NYSE Euronext Capital Stock," as well as the forms of NYSE Euronext certificate of incorporation and bylaws that will be in effect after the completion of the combination, which forms are included as Annexes E and F, respectively, to this document.

        Furthermore, the NYSE Euronext board of directors has the authority to issue shares of preferred stock in one or more series and to fix the rights and preferences of these shares without stockholder approval. Any series of NYSE Euronext preferred stock is likely to be senior to the NYSE Euronext common stock with respect to dividends, liquidation rights and, possibly, voting rights. The ability of the NYSE Euronext board of directors to issue preferred stock also could have the effect of discouraging unsolicited acquisition proposals, thus adversely affecting the market price of the common stock.

        In addition, Delaware law makes it difficult for stockholders that recently have acquired a large interest in a corporation to cause the merger or acquisition of the corporation against the directors' wishes.

Under Section 203 of the Delaware General Corporation Law, a Delaware corporation may not engage in any merger or other business combination with an interested stockholder for a period of three years following the date that the stockholder became an interested stockholder except in limited circumstances, including by approval of the corporation's board of directors. See "Comparison of Shareholder Rights Prior to and After the Combination."

        Section 26a of the Dutch Act on the Supervision of the Securities Trade 1995 (Wet toezicht effectenverkeer 1995) requires a declaration of no objection of the Dutch Minister of Finance of any acquisition or holding of a direct or indirect interest of more than 10% of the outstanding capital or voting rights in Euronext. Such declaration should be granted unless the acquisition harms or could harm the proper functioning of the market or investor interests or the acquisition hinders or could hinder the proper monitoring of compliance of Euronext with applicable laws and regulations. Similar restrictions also apply to indirect ownership of certain qualifying interests or percentages of voting rights in certain regulated subsidiaries of Euronext. (See "Regulation—European Regulation.")

        Additionally, any change of control of NYSE Euronext will be conditioned upon, among things, governmental authorizations, consents, orders and approvals of certain European regulatory authorities and the SEC, which must approve of any such transaction and may impose conditions on, or require divestitures or other changes relating to, the divisions, operations or assets of NYSE Euronext. For example, the SEC and the European regulators may require changes to the structure, certificate of incorporation or bylaws of NYSE Euronext and its subsidiaries as a precondition to their approval of any change of control of NYSE Euronext or its subsidiaries.

If NYSE Euronext is unable to favorably assess the effectiveness of its internal controls over financial reporting, or if its Independent Registered Public Accounting Firm is unable to provide an unqualified attestation report on NYSE Euronext's assessment, the stock price of NYSE Euronext could be adversely affected.

        Under current SEC rules, assuming the combination is completed in 2007, pursuant to Sections 302 and 404 of the Sarbanes-Oxley Act of 2002, in connection with NYSE Euronext annual report on Form 10-K for the fiscal year ending December 31, 2007, the management of NYSE Euronext will be required to certify to and report on, and NYSE Euronext's Independent Registered Public Accounting Firm will be required to attest to, the effectiveness of NYSE Euronext's internal controls over financial reporting with respect to the operations of NYSE Group as of December 31, 2007. NYSE Euronext and its Independent Registered Public Accounting Firm will have an additional year to attest to the effectiveness of NYSE Euronext's internal controls over financial reporting with respect to the operations of Euronext. The rules governing the standards that must be met for management to assess NYSE Euronext's internal controls over financial reporting are new and complex, and require significant documentation, testing and possible remediation. The continuing effort to comply with regulatory requirements relating to internal controls will likely cause NYSE Euronext to incur increased expenses and diversion of management's time and other internal resources, in particular in respect of Euronext and its subsidiaries, which have not previously been subject to Rule 404 requirements. NYSE Euronext also may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal controls over financial reporting. In addition, in connection with the attestation process by NYSE Euronext's Independent Registered Public Accounting Firm, NYSE Euronext may encounter problems or delays in completing the implementation of any requested improvements or receiving a favorable attestation. If NYSE Euronext cannot favorably assess the effectiveness of its internal controls over financial reporting, or if NYSE Euronext's Independent Registered Public Accounting Firm is unable to provide an unqualified attestation report on NYSE Euronext's assessment, investor confidence and the stock price of NYSE Euronext's common stock could be adversely affected.

FORWARD-LOOKING STATEMENTS

        Forward-looking statements have been made under "Summary," "Risk Factors," "Information About NYSE Group," "Information About Euronext," "Information About NYSE Euronext," "Management's Discussion and Analysis of Financial Condition and Results of Operations of NYSE Group," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Archipelago," and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Euronext" and in other sections of this document. These statements may include statements regarding the period following completion of the combination. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," and the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions, may include projections of NYSE Euronext's, NYSE Group's, and Euronext's future financial performance based on their growth strategies and anticipated trends in their businesses and industry. These statements are only predictions based on NYSE Group and Euronext's current expectations and projections about future events. There are important factors that could cause NYSE Euronext's, NYSE Group's and Euronext's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties described under "Risk Factors."

        These risks and uncertainties are not exhaustive. Other sections of this prospectus describe additional factors that could adversely impact NYSE Euronext's business and financial performance. Moreover, NYSE Euronext will operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can NYSE Group or Euronext assess the impact that these factors will have on NYSE Euronext's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

        Although NYSE Group and Euronext believe the expectations reflected in the forward-looking statements are reasonable, they cannot guarantee future results, level of activity, performance or achievements. Moreover, neither NYSE Group, Euronext, NYSE Euronext nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Neither NYSE Group, Euronext, nor NYSE Euronext has a duty to update any of these forward-looking statements after the date of this prospectus to conform the prior statements to actual results or revised expectations and no party intends to do so.

        Forward-looking statements include, but are not limited to, statements about:

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  possible or assumed future results of operations and operating cash flows;

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  strategies and investment policies;

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  financing plans and the availability of capital;

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  competitive position;

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  potential growth opportunities available to NYSE Euronext, NYSE Group, or Euronext;

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  the risks associated with potential acquisitions or alliances;

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  the recruitment and retention of officers and employees;

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  expected levels of compensation;

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  potential operating performance, achievements, productivity improvements, efficiency and cost reduction efforts;

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  the likelihood of success and impact of litigation;

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  protection or enforcement of intellectual property rights;

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  the expectation with respect to securities markets and general economic conditions;

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  the ability to keep up with rapid technological change;

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  the effects of competition; and

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  the impact of future legislation and regulatory changes.

        NYSE Group, Euronext, and NYSE Euronext caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this document in the case of forward-looking statements contained in this document, or the dates of the documents incorporated by reference into this document in the case of forward-looking statements made in those incorporated documents.

        NYSE Group, Euronext, and NYSE Euronext expressly qualify in their entirety all forward-looking statements attributable to NYSE Group, Euronext or NYSE Euronext or any person acting on their behalf by the cautionary statements contained or referred to in this section.

THE COMBINATION

        This section of the document describes material aspects of the proposed combination. This summary may not contain all of the information that is important to you. You should carefully read this entire document, including the full text of the combination agreement, which is attached as Annex A, and the other documents referred to for a more complete understanding of the combination.

General

        NYSE Group and Euronext have entered into an agreement providing for a combination of their businesses under a new holding company named NYSE Euronext. Euronext's business will be brought under the new holding company through an exchange offer, and NYSE Group's business will be brought under the new holding company through a merger. At meetings held on December 19, 2006 and December 20, 2006, Euronext shareholders and NYSE Group stockholders, respectively, approved the combination agreement and the transactions contemplated thereby.

        In the exchange offer, Euronext shareholders will be offered the right to exchange each of their Euronext shares for €21.32 in cash and 0.98 of a share of NYSE Euronext common stock. Instead of receiving this standard offer consideration, Euronext shareholders will have an opportunity to make either a cash election to receive €95.07 for each tendered Euronext share, or a stock election to receive 1.2633 shares of NYSE Euronext common stock for each tendered Euronext share. These elections, however, are subject to proration to ensure that the total amount of cash paid, and the total number of shares of NYSE Euronext common stock issued, in the exchange offer to the Euronext shareholders, as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued if all tendering Euronext shareholders received the standard offer consideration.

        The merger will occur immediately after the settlement and delivery of the Euronext shares tendered during the initial offering period of the exchange offer. In the merger, NYSE Group stockholders will have the right to receive one share of NYSE Euronext common stock for each of their shares of NYSE Group common stock. Holders of NYSE Group stock options to acquire NYSE Group common stock will receive options to acquire an equivalent number of shares of NYSE Euronext common stock, and holders of NYSE Group restricted stock units will receive an equivalent number of NYSE Euronext restricted stock units. Shares of NYSE Euronext common stock that are issued to NYSE Group stockholders in the merger will be subject to the same transfer restrictions, if any, that the shares of NYSE Group common stock were subject to prior to the merger.

        Following the successful completion of the exchange offer and simultaneously with or as soon as possible after the completion of the merger, NYSE Euronext plans to effectuate a post-closing reorganization of Euronext that is intended to result in the business of Euronext being held in wholly owned subsidiaries of NYSE Euronext. In the post-closing reorganization, Euronext shareholders who did not exchange their Euronext shares in the exchange offer generally will be provided with the same consideration that such shareholders would have received had such shareholders tendered their Euronext shares in the exchange offer and not made the cash election or stock election. (See "The Combination Agreement—The Exchange Offer—Mix and Match Election" and "The Combination Agreement—Post-Closing Reorganization).

        Although the structure of the post-closing reorganization may not be determined until after the expiration of the exchange offer, if less than 95% of the outstanding Euronext shares are acquired in the exchange offer, it is currently anticipated that a significant portion of the consideration paid to Euronext shareholders pursuant to the post-closing reorganization will be subject to Dutch dividend withholding tax. Application of the Dutch dividend withholding tax could cause the net value of the consideration received by Euronext shareholders in the post-closing reorganization to be substantially less than the net value of the consideration such shareholders would have received had they tendered their Euronext shares in the exchange offer. See "The Combination—Material Dutch Tax Consequences—Post-Closing Reorganization Effectuated other than Pursuant to the Compulsory Acquisition Procedure—Dividend Withholding Tax." This document refers to this reorganization as the "post-closing reorganization." In order to complete the post-closing reorganization under these circumstances, it is anticipated that Euronext (or the subsidiary of NYSE Euronext (Holding) into which Euronext will have merged) will have to be dissolved and liquidated. Dissolution and liquidation of Euronext (or the merger of Euronext into such other subsidiary) will require the approval by a simple majority of the votes cast by the shareholders at a shareholders' meeting of Euronext. This meeting is currently anticipated to be held after completion of the exchange offer; and NYSE Euronext (Holding) will be able to vote its Euronext shares at this meeting.

        In the post-closing reorganization, each Euronext share will be exchanged for €21.32 in cash and 0.98 of a share of NYSE Euronext common stock. However, if 95% or more of the issued and outstanding Euronext shares are tendered in the exchange offer, NYSE Euronext intends to effectuate the post-closing reorganization by initiating a compulsory acquisition procedure (uitkoopregeling) in accordance with section 2:92a of the Dutch Civil Code. In such circumstances, the price to be paid for such shares would be paid in cash only, in an amount determined by the Enterprise Chamber of the Amsterdam Court of Appeals, which may be in an amount that is substantially more or less than the value of the consideration that Euronext shareholders received in the exchange offer. In addition, if NYSE Euronext (Holding) holds more than 95% of the Euronext shares upon completion of the exchange offer, NYSE Euronext reserves the right to implement a buyout offer (offre publique de retrait) in accordance with articles 236-1 et seq. of the General Regulations of the AMF. NYSE Euronext has the right to change aspects of the post-closing reorganization steps, subject to Euronext's prior consent, which may be withheld if its supervisory and managing boards determine in good faith that it needs to do so in order to comply with its fiduciary duties under applicable law. For further details regarding the post-closing reorganization, see "The Combination Agreement—Post-Closing Reorganization."

        Following the successful completion of the exchange offer, Euronext stock options or other Euronext stock-based awards, whether vested or unvested, will be converted into a NYSE Euronext stock option or a NYSE Euronext stock-based award, respectively, on the same terms and conditions as were applicable under such Euronext stock option and Euronext stock-based award prior to the post-closing reorganization (or such other arrangement to which NYSE Group and Euronext shall mutually agree prior to the filing of the exchange offer with the AMF). Such conversion will occur at the time of the merger or to the extent not feasible at such date for some or all holders in some or all jurisdictions (for tax reasons or otherwise), promptly thereafter and in any event no later than the completion of the post-closing reorganization. The number of shares of NYSE Euronext common stock subject to each such NYSE Euronext stock option or NYSE Euronext stock-based award shall be the number of Euronext shares subject to each such Euronext stock option or Euronext stock-based award multiplied by 1.2633 (which is the amount of stock a Euronext shareholder who made the stock election in the exchange offer would have received assuming no proration), rounded, if necessary, to the nearest whole share of NYSE Euronext common stock. Such NYSE Euronext stock option shall have an exercise price per share (rounded to the nearest one-hundredth of a cent) equal to the per share exercise price specified in such Euronext stock option divided by 1.2633.

        In certain circumstances, if the conversion of any of the Euronext stock options or Euronext stock-based awards would cause holders who are French residents for tax purposes to incur incrementally more taxes and/or social security charges than would be the case had they otherwise complied with certain requirements for favorable tax treatment under French law (including by holding the Euronext stock options and Euronext stock-based awards for requisite holding and vesting periods), NYSE Euronext will make specific arrangements for such holders in order to avoid, or reimburse French holders for, such incremental tax and social security liability. For a description of these arrangements, see "The Combination Agreement—Treatment of Euronext Stock Options and Stock-Based Awards—Treatment of

Euronext Stock Options and Stock-Based Awards Following the Exchange Offer." Certain steps may be taken to effectuate the post-closing reorganization.

        The aggregate number of shares of NYSE Euronext common stock issued to the NYSE Group stockholders and Euronext shareholders in the combination will represent approximately 59% and 41%, respectively, of the NYSE Euronext common stock outstanding immediately after the combination assuming that any post-closing reorganization has been successfully completed.

        The rights of holders of NYSE Euronext common stock will be different from the rights of NYSE Group stockholders and Euronext shareholders because the NYSE Euronext certificate of incorporation and bylaws in effect immediately after the combination will be different from the governing documents of NYSE Group and Euronext, and, in the case of Euronext, will be governed by Delaware law instead of Dutch law. See "Comparison of Shareholder Rights Prior to and After the Combination" for a description of the material differences.

Background of the Combination

        The NYSE Group board of directors and the Euronext supervisory and managing boards continually review their respective companies' results of operations and competitive positions in the industries in which they operate, as well as their strategic alternatives. In connection with these reviews, each of NYSE Group and Euronext from time to time has evaluated potential transactions that would further its strategic objectives.

        As part of this continuous review, Euronext has since 2004 engaged in discussions regarding possible merger and acquisition transactions with a number of companies in its industry. Following the announcement by Deutsche Börse on December 13, 2004 of a potential cash offer to acquire the London Stock Exchange plc, Euronext entered into discussions with the London Stock Exchange. On December 20, 2004, Euronext announced that it was also considering making a cash offer to acquire the London Stock Exchange and was seeking a recommendation from the London Stock Exchange board. After further meetings with the London Stock Exchange, Euronext publicly reconfirmed its interest in a possible cash offer on January 27, 2005, submitted a filing relating to the possible offer with the U.K. Office of Fair Trading on January 28, 2005 and published key aspects of its potential proposal to acquire the London Stock Exchange on February 9, 2005. On March 29, 2005, the U.K. Office of Fair Trading referred the potential offers of Euronext and Deutsche Börse to the U.K. Competition Commission for investigation and report. On November 1, 2005, the U.K. Competition Commission issued its report, clearing both transactions subject to agreement of remedy undertakings that, in the case of Euronext, were agreed and announced on March 14, 2006. Discussions between Euronext and the London Stock Exchange took place during and following this antitrust review process. On April 11, 2006, Nasdaq announced that it had acquired a substantial shareholding (approximately 15%) in the London Stock Exchange. On May 3, 2006, Euronext announced that, in light of this development, it was no longer in discussions with the London Stock Exchange regarding a possible offer for the company.

        Euronext also engaged in discussions with Deutsche Börse regarding a possible business combination, initially in mid-2004 and more fully in late 2005. During the latter series of discussions, however, fundamental differences in approach became apparent between the parties in terms of, among other things, business model and corporate governance.

        During the same period of late 2005 and the early part of 2006, Euronext also engaged in discussions with a major U.S. exchange, following that exchange's expression of interest in a possible business combination. The discussions between the parties were focused primarily on possible synergies resulting from a combination, with preliminary discussions taking place in late April 2006 on possible transaction structures. The discussions did not lead to any concrete proposals for a combination between the two companies.

        NYSE Group also from time to time considers its strategic alternatives. After the announcement of NYSE Group's acquisition of Archipelago, NYSE Group had begun to focus on opportunities that would provide it with the ability to enhance its competitive position globally, strengthen and diversify its business and revenue streams, enter new markets and advance its technology. In early January 2006, John A. Thain, chief executive officer of NYSE Group, and Jean-Francois Théodore, chief executive officer of Euronext, met in New York, at which meeting they discussed the possibility of a business combination between NYSE Group and Euronext. Mr. Thain and Mr. Théodore considered how such a combination would be beneficial to both companies and their respective constituents: the combination would create the first truly global exchange group with broad international reach (encompassing seven exchanges in six countries), diverse product offerings (trading equities, fixed income and derivatives in both U.S. dollars and euros) and leading technology. Mr. Thain and Mr. Théodore agreed that the possibility of a combination merited additional review and discussions.

        In February 2006, NYSE Group and Euronext management representatives were present at a meeting of the World Federation of Exchanges in Milan, Italy. At that meeting, members of management of NYSE Group and Euronext continued discussions regarding a possible combination between the two companies and began exploring the structural and technical aspects of a combination.

        In light of Euronext's contacts with various parties regarding business combinations and related press speculation, Euronext issued a press release on April 3, 2006 that set out the key criteria that it would take into consideration in assessing possible business combinations. These were stated to include, in addition to value creation for shareholders and protecting the interests of its other stakeholders, the quantum and deliverability of synergies, the preservation of key markets and businesses, proposed regulatory and governance structures, implementation risk and the value proposition to its shareholders, users and issuers.

        During the course of April 2006, a further series of meetings were held between representatives of Euronext and Deutsche Börse and their respective legal and financial advisors to discuss in detail various aspects of a potential combination such as the business model of the combined company, synergies of the combination, transaction structure, competition law aspects and governance. These meetings did not result in an agreement between the parties.

        On April 12, 2006, NYSE Group and Euronext entered into a confidentiality agreement to facilitate exchanges of due diligence materials between the managements of both companies. During the remainder of that month, NYSE Group management and Euronext management had periodic discussions regarding possible transaction structures and consideration, as well as key social and governance issues presented by a combination between the two companies. In this regard, NYSE Group consulted with its financial advisor, Citigroup, and its legal advisor, Wachtell, Lipton, Rosen & Katz ("Wachtell Lipton"), and Euronext consulted with its financial advisors, Morgan Stanley and ABN AMRO, and its legal advisors, Bredin Prat, Cleary Gottlieb Steen & Hamilton LLP ("Cleary Gottlieb") and Stibbe. However, during this time, no formal proposals were made, and no agreement was reached.

        On April 29, 2006, a joint meeting of the Euronext managing board and the Euronext supervisory board took place. At the meeting, the current status of the discussions with the London Stock Exchange, Deutsche Börse, NYSE Group and another major U.S. exchange were reviewed on the basis of presentations made by representatives of Euronext's financial advisors, Morgan Stanley and ABN AMRO, including comparisons of the financial and other terms of the respective potential transactions as known at that time, except for those relating to the London Stock Exchange, for which the boards concluded that there was no longer a basis for continued discussions given the acquisition by Nasdaq of a substantial stake in the London Stock Exchange. The Euronext boards extensively discussed the various elements of the potential transactions in terms of financial comparison, transaction rationale, synergies, proposed transaction structure (on the basis of a presentation by Euronext's legal advisor Stibbe), governance structure and management organization, business location, IT aspects, regulatory regime and competition issues and compared the potential transactions in terms of value creation, execution risk and perpetuation of the Euronext model. Without drawing any final conclusions, the Euronext boards formed the view that, based on the status of the discussions and negotiations at that time, a potential combination with NYSE Group seemed to be the preferred option, and the supervisory board requested the managing board to continue discussions with NYSE Group, with a special focus on regulatory aspects of the proposed combination and on the enshrinement of corporate governance principles that would ensure a balance between U.S. and European representation on the board of directors of the combined entity.

        On May 11, 2006, the NYSE Group board of directors met to discuss various strategic alternatives that might be available to it, including the proposed business combination with Euronext. NYSE Group management updated the board on management's preliminary discussions with Euronext and outlined the potential benefits and risks associated with the combination as compared to the company's other alternatives. Citigroup also reviewed with the board the anticipated financial aspects of the various strategic alternatives, and Wachtell Lipton outlined legal and regulatory considerations in reviewing these alternatives. NYSE Group management and Citigroup explained to the board that NYSE Group and Euronext had not yet agreed upon an exchange ratio for the combination, but discussed a range of possible exchange ratios from 1.25 to 1.382 shares of NYSE Group common stock for every Euronext share (such exchange ratio based on a 100% stock transaction). NYSE Group management and Citigroup also explained that the parties had discussed a range of 70% to 100% for the percentage of consideration that would be represented by stock as opposed to cash. The board authorized NYSE Group management to continue its discussions with Euronext regarding a potential business combination transaction.

        From mid-May to June 1, 2006, NYSE Group and Euronext and their respective legal and financial advisors continued discussions regarding the terms of the transaction, including transaction structures and consideration, as well as the social and governance aspects of a combination. NYSE Group and Euronext did not agree on a precise exchange ratio for the transaction, but agreed to continue discussions on the basis of an exchange ratio of 1.3 shares of NYSE Group common stock for every Euronext share (such exchange ratio based on a 100% stock transaction), where 30% of the consideration (as determined as of the date of signing the combination agreement) would be paid in cash and the remaining 70% of the consideration would be paid in stock of the combined company. NYSE Group and Euronext also agreed to proceed with further discussions on the basis that the chairman of Euronext and NYSE Group would be the chairman and deputy chairman, respectively, of the board of the combined company, and that the chief executive officers of NYSE Group and Euronext would be the chief executive officer and deputy chief executive officer, respectively, of the combined company.

        On May 15, 2006, NYSE Group, through Wachtell Lipton, delivered a draft combination agreement to Euronext, through Cleary Gottlieb, for review and negotiation. Following the delivery of the draft combination agreement, the parties and their respective counsel reviewed, negotiated and revised the draft combination agreement.

        Concurrently with the review and discussions regarding the draft combination agreement, representatives of NYSE Group, Euronext, Wachtell Lipton, Cleary Gottlieb, Darrois Villey Maillot Brochier (NYSE Group's special French counsel), CMS Bureau Francis Lefebvre (NYSE Group's special French tax and employee benefits counsel), Herbert Smith LLP (NYSE Group's special U.K. counsel), Loyens & Loeff (NYSE Group's special Dutch counsel), Gonçalves Pereira Castelo Branco & Associados (NYSE Group's Special Portuguese counsel), conducted due diligence investigations with respect to NYSE Group's and Euronext's business, legal, regulatory, tax and other matters. On May 16, 2006, members of NYSE Group's and Euronext's respective senior management and their respective legal and financial advisors attended meetings in New York City to conduct due diligence and to discuss the major terms of the transaction, including exploring synergy opportunities.

        On May 19, 2006, Deutsche Börse publicly announced details of a proposal for a potential merger with Euronext, which it confirmed in a letter dated May 19, 2006 to Mr. Hessels and in a letter to Mr. Théodore dated May 20, 2006 which included financial details.

        On May 19, 2006, the NYSE Group board of directors held a special meeting to receive an update from management and the company's advisors on the status of negotiations with Euronext. At that meeting, NYSE Group management updated the board regarding the status of negotiations with Euronext. Citigroup presented an updated financial analysis of the transaction, including that NYSE Group and Euronext discussed a possible exchange ratio of 1.3 shares of NYSE Group common stock for every Euronext share (such exchange ratio based on a 100% stock transaction), where 30% of the consideration would be paid in cash and the remaining 70% of the consideration would be paid in stock of the combined company. NYSE Group management also informed the board that NYSE Group and Euronext had agreed to proceed with further discussions on the basis that (1) the chairmen of Euronext and NYSE Group would be the chairman and deputy chairman, respectively, of the board of the combined company; (2) the chief executive officers of NYSE Group and Euronext would be the chief executive officer and deputy chief executive officer, respectively, of the combined company; and (3) a management committee consisting of an equal number of representatives from Euronext and NYSE Group would manage the high-level operations of the combined company. Wachtell Lipton reviewed with the board the key provisions of the draft combination agreement being negotiated to effect the proposed transaction, including the consideration that would be received by NYSE Group stockholders and Euronext shareholders in the proposed transaction, the conditions that would be required to be fulfilled for the transaction to be consummated and the circumstances in which the NYSE Group board of directors and the Euronext boards could consider alternative transactions that each might deem superior to the proposed transaction. The NYSE Group board was also informed that the proposed combination agreement contained only an expense reimbursement provision (and not a termination fee provision), payable by either party to the other in the event that either party terminated the combination agreement to accept an alternative proposal that its board deemed superior for NYSE Group stockholders (in the case of NYSE Group) or Euronext shareholders (in the case of Euronext) after consulting with its financial and legal advisors, and under certain other circumstances. The NYSE Group board of directors discussed at length the strategic aspects of the transaction, the advantages, including the way in which the transaction would further the company's objectives, and the risks, including that the transaction might be only partially consummated or not consummated at all. The board also considered the financial strength of the combined company and the amount of equity that it would need to achieve the company's objectives and ensure competitiveness going forward. The board also discussed the benefits that the proposed transaction would provide to NYSE Group stockholders, the challenges that would be encountered in combining the cultures and the operations of NYSE Group and Euronext, technological aspects of the combined company's trading platforms, the legal structure of the combined company as well as U.S. and European regulatory requirements. Representatives from Citigroup then presented financial analyses of the proposed transaction and indicated that, as of the date of the meeting, Citigroup was prepared to deliver an opinion that the aggregate consideration to be offered to the Euronext shareholders in the proposed combination was fair from a financial point of view to NYSE Group. The NYSE Group board also reviewed and considered, with NYSE Group's financial and legal advisors, the factors described under "The Combination—NYSE Group's Reasons for the Combination," as well as regulatory approval risks, the process of SEC review of the proposed transaction and risks, such as non-consummation or failure of integration, in connection with the proposed transaction. The board agreed to meet telephonically the following day to discuss the transaction further.

        NYSE Group and Euronext management continued to discuss the terms of a possible transaction, including the precise exchange ratio and the social and governance aspects of the combination. The parties agreed to continue discussions on the basis of an increased exchange ratio of 1.4 shares of NYSE Group common stock for every Euronext share (such exchange ratio based on a 100% stock transaction), where 30% of the consideration would be paid in cash and the remaining 70% of the consideration would be paid in stock of the combined company. In addition, the parties agreed to proceed on the basis that (1) the nominating and governance committee of the combined company's board of directors would consist of an equal number of U.S. domiciliaries and European domiciliaries; and (2) the combined company must have a U.S. domiciliary as chief executive officer and European domiciliary as chairman, or a U.S. domiciliary as chairman and European domiciliary as chief executive officer.

        On May 20, 2006, the NYSE Group board of directors held another meeting to discuss the potential transaction with Euronext. NYSE Group management updated the NYSE Group board of directors on the terms of the transaction, including the exchange ratio of 1.4 shares of NYSE Group common stock for every Euronext share (such exchange ratio based on a 100% stock transaction), where 30% of the consideration (based on the NYSE Group stock price as of the trading date prior to the announcement of the transaction) would be paid in cash and the remaining 70% of the consideration would be paid in stock of the combined company. NYSE Group man agement also updated the board regarding the key social and governance terms of the proposed combination, including the composition of the board, the nominating and governance committee of the board and the chief executive officer and chairman of the combined company. After further discussing the potential benefits and risks associated with the transaction, the NYSE Group board of directors determined that pursuing the proposed combination with Euronext was in the best interest of NYSE Group and its stockholders. It therefore instructed NYSE Group management to present a public proposal to the Euronext supervisory board in advance of Euronext's annual general shareholders meeting that was scheduled to be held on May 23, 2006, at which meeting the Euronext shareholders, at the request of one of its shareholders, would be asked to vote on the principle that a merger between Deutsche Börse and Euronext was in the best interests of all the shareholders of Euronext.

        Accordingly, on May 22, 2006, Mr. Carter, chairman of the NYSE Group board of directors, and Mr. Thain sent a letter to Mr. Hessels, the chairman of the Euronext supervisory board, and Mr. Théodore, confirming the terms of NYSE Group's proposal for the business combination. Under the terms of the proposal, Euronext shareholders would be offered the right to exchange each Euronext ordinary share for €21.32 in cash and 0.98 of a share of NYSE Euronext common stock in an exchange offer, and each share of outstanding NYSE Group common stock would be converted into one share of NYSE Euronext common stock in a subsequent merger. Based on the closing price of NYSE Group common stock of $64.50 on May 19, 2006, the consideration would be equivalent to an exchange ratio of 1.4 shares of NYSE Euronext common stock for each Euronext ordinary share, with 30% of the aggregate consideration paid in cash. The exchange offer would include a mix-and-match election to permit Euronext shareholders to elect more cash or more stock to the extent that either is available. The proposed transaction terms would also assume that Euronext would pay to its shareholders its regular annual dividend of €1 per share with respect to the 2005 financial year and Euronext's previously announced return of €3 per share by way of repayment of share capital, without any decrease to the exchange offer consideration. Under the proposal, the board of the combined company would be comprised of 20 directors, 11 of whom would be former NYSE Group directors and 9 of whom would be former Euronext supervisory directors or designees of Euronext (the parties would later agree to increase the size of the board of the combined company so that it would be comprised of 22 directors, 12 of whom would be former NYSE Group directors or designees of NYSE Group and 10 of whom would be former Euronext supervisory directors or designees of Euronext). The proposal provided that the chairman of the combined company would be Mr. Hessels and the deputy chairman would be Mr. Carter. Mr. Thain would be the chief executive officer of the combined company, and Mr. Théodore would be deputy chief executive officer of the combined company. The common stock of the combined company would be listed on both the NYSE and Euronext Paris (Eurolist by Euronext), and traded in the local currency on each market.

        That same day, NYSE Group publicly disclosed its proposal to Euronext and held an investor conference to explain the terms and conditions of its proposal, as well as the rationale underlying its proposal.

        On May 22, 2006, after receipt of Mr. Carter's and Mr. Thain's letter of the same day, the Euronext supervisory and managing boards met in preparation for the annual general meeting of Euronext shareholders to be held the following day. Having received proposals regarding a combination from each of Deutsche Börse and NYSE Group, the Euronext boards reviewed and compared the proposals carefully and considered their relative merits from the perspective of shareholders and other stakeholders, based on presentations made by Euronext's financial advisors, Morgan Stanley and ABN AMRO, and its legal advisor, Stibbe. The Euronext boards specifically reviewed and compared the proposals in respect of the same elements as those reviewed during the April 29, 2006 board meeting and the criteria set out in Euronext's April 3, 2006 press release. In particular, the boards focused on the then-current status of the discussions with NYSE Group and Deutsche Börse, respectively, regarding the key objective of a balanced corporate governance structure that would be enshrined in the constitutional documents of the combined company, as well as on the potential for regulatory issues to delay or prevent the consummation of the respective proposed combinations. The Euronext boards reached the conclusion that, based on the proposals received, the transaction with NYSE Group offered the most attractive combination, and resolved to explain both proposals at the annual meeting of Euronext shareholders to be held the next day.

        On May 23, 2006, Euronext held its annual meeting of shareholders. At this meeting, the NYSE Group proposal and the Deutsche Börse proposal were explained to Euronext shareholders. Among the items to be voted on was agenda item 10b, requested to be included on the agenda by Euronext's shareholder, Winchfield Holdings N.V., which stated "the principle that a merger between Deutsche Börse and Euronext is in the best interests of all the shareholders of Euronext." The Euronext managing and supervisory boards unanimously recommended that Euronext shareholders vote against item 10b. After extensive discussions and questions-and-answers at the meeting, the Euronext shareholders voted against the Winchfield resolution, with approximately 43.9 million votes cast against, approximately 30.6 million votes cast in favor and approximately 6.6 million abstentions.

        On May 23, 2006, after the completion of Euronext's annual meeting of shareholders, the Euronext supervisory and managing boards reconvened to discuss the outcome of the shareholders meeting, in the presence of the company's financial advisors, Morgan Stanley and ABN AMRO, and its legal advisor, Stibbe. The boards reviewed the various questions asked and comments made by shareholders during the meeting earlier that day, as well as the outcome of the vote on the proposal submitted by Winchfield Holdings N.V. The boards resolved that the negotiations with NYSE Group on an agreement regarding the proposed combination should continue.

        From May 23, 2006 to June 1, 2006, NYSE Group, Euronext and their respective financial and legal advisors continued to negotiate the terms of the combination agreement, with a focus on the key governance aspects of the combination. In addition to the composition of the board and management that had been part of prior drafts of the combination agreement, NYSE Group and Euronext agreed that the bylaws of the combined company would provide that certain decisions of the board of the combined company, including certain acquisitions undertaken by the combined company, would require approval of two-thirds of the directors of the combined company, thereby ensuring that both U.S. domiciliaries and European domiciliaries on the board would have to approve such transactions. In addition, NYSE Group and Euronext agreed that the bylaws of the combined company would provide that the positions of chairman of the board of directors and chief executive officer of NYSE Euronext would always be filled by one person who is a European domiciliary and one person who is a U.S. domiciliary and that the nominating and governance committee of the combined company's board of directors would be composed of an equal number of U.S. domiciliaries and European domiciliaries. These provisions could only be amended with the approval of 80% of the combined company's shareholders or two-thirds of its directors then in office.

        By June 1, 2006, NYSE Group, Euronext and their respective financial and legal advisors finalized the terms of the proposed combination agreement.

        On that day, a joint meeting of the Euronext managing board and supervisory board was held, again in the presence of its financial advisors, Morgan Stanley and ABN AMRO, and its legal advisor, Stibbe. The boards considered the outcome of the negotiations that had taken place with NYSE Group and its advisors since May 23, 2006, based on presentations given by their advisors, including a comparison of the terms and key considerations of the proposed transaction with NYSE Group and the latest proposal of Deutsche Börse, being the proposal received by Euronext on May 20, 2006, as well as a summary of the proposed combination agreement between Euronext and NYSE Group. Among other things, the boards noted the improvements agreed to with respect to a balanced corporate governance structure for the combined company, to be enshrined in its certificate of incorporation and bylaws, and the consideration given in that context to the relevant regulatory aspects of the transaction and the proposed combination. The Euronext boards also reviewed and considered with their financial and legal advisors various factors described under "The Combination—Euronext's Reasons for the Combination." Representatives from Morgan Stanley and ABN AMRO provided a financial analysis of the transaction and Morgan Stanley rendered its oral opinion, subsequently confirmed in writing by each financial advisor, that, as of June 1, 2006, and based upon and subject to the assumptions and other limitations set forth in its opinion, the consideration to be received by the Euronext shareholders in the exchange offer was fair from a financial point of view to the Euronext shareholders, as a whole. In addition, representatives from ABN AMRO rendered to the Euronext supervisory and managing boards the opinion of ABN AMRO that, as of June 1, 2006, and based upon and subject to the assumptions, qualifications and other considerations set forth in its opinion, the standard offer consideration to be offered to the Euronext shareholders in the exchange offer was fair from a financial point of view to the Euronext shareholders. After deliberation, the Euronext supervisory board determined that the combination agreement and the transactions contemplated thereby presented the most attractive solution in the context for Euronext, its shareholders and other stakeholders and the supervisory board authorized the managing board to sign the combination agreement on behalf of Euronext.

        That same day, the NYSE Group board of directors met again to consider the proposed transaction. At the meeting, NYSE Group management updated the board on its discussions with Euronext and reviewed the updated terms of the proposed combination agreement. Representatives from Wachtell Lipton described the updated terms of the combination agreement and governance arrangements proposed to be entered into in connection with the combination. Representatives from Citigroup provided a financial analysis of the transaction and rendered Citigroup's oral opinion, subsequently confirmed in writing, that, as of June 1, 2006 and based upon and subject to the various considerations set forth in the opinion, the consideration to be offered to the Euronext shareholders in the proposed combination was fair from a financial point of view to NYSE Group. The NYSE Group board of directors also reviewed and considered, with NYSE Group's financial and legal advisors, the factors described under "The Combination—NYSE Group's Reasons for the Combination." After deliberations, the NYSE Group board of directors determined that the combination agreement and the transactions contemplated by the combination agreement were fair and in the best interest of NYSE Group and its stockholders and authorized management to execute the combination agreement on behalf of the company.

        Shortly thereafter, NYSE Group and Euronext entered into the combination agreement.

        On November 24, 2006, the combination agreement was amended and restated to, among other things:

  •
  increase the size of the NYSE Euronext board of directors immediately following the combination from 20 to 22 members;

  •
  increase the size of the NYSE Euronext management committee from 12 to 14 members;

  •
  change the termination date from January 31, 2007 (subject to extension under certain circumstances to March 31, 2007) to February 28, 2007 (subject to extension under certain circumstances to April 30, 2007); and

  •
  attach different forms of the amended and restated NYSE Euronext certificate of incorporation and the amended and restated NYSE Euronext bylaws.

        For a description of the combination agreement, see "The Combination Agreement."

        At meetings held on December 19, 2006 and December 20, 2006, Euronext shareholders and NYSE Group stockholders, respectively, approved the combination agreement and the transactions contemplated thereby.

        On January 5, 2007, the Euronext supervisory board met to examine the terms and conditions of the French exchange offer prospectus (note d'information) to be filed with the AMF by NYSE Euronext through its indirect wholly owned subsidiary, NYSE Euronext (Holding), and to issue a reasoned opinion on the benefits of the exchange offer, in accordance with the provisions of Article 231-19 of the General Regulations of the AMF. At the meeting, the Euronext supervisory board reached a decision to recommend the exchange offer and to recommend that Euronext shareholders tender their Euronext shares in the exchange offer.

NYSE Group's Reasons for the Combination

        On June 1, 2006, the NYSE Group board of directors determined that the combination agreement and the transactions contemplated by the combination agreement were advisable, fair to and in the best interests of NYSE Group stockholders and approved and adopted the combination agreement and the transactions contemplated by the combination agreement. At a meeting held on December 20, 2006, NYSE Group stockholders approved the combination agreement and the transactions contemplated thereby, with a total of 99.65% of all voting shares present or represented.

        In reaching its decision on June 1, 2006, the NYSE Group board of directors consulted with NYSE Group management and its financial and legal advisors and considered a variety of factors, including the material factors described below. In light of the number and wide variety of factors considered in connection with its evaluation of the transaction, the NYSE Group board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination. The NYSE Group board of directors viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of NYSE Group's reasons for the proposed combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under "Forward-Looking Statements."

  Strategic Considerations

        The NYSE Group board of directors considered a number of factors pertaining to the strategic rationale for the combination as generally supporting its decision to enter into the combination agreement, including the following:

  •
  its expectation that the combined company would be the world's first truly global exchange group with the world's largest securities marketplaces on a combined basis and encompassing seven exchanges in six countries, including Belgium, France, the Netherlands, Portugal, the United Kingdom and the United States;

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  its expectation that the combined company would be a leader in a diverse set of large and growing businesses, including cash equities, listings, derivatives, equity options and futures, bonds, market data and technology;

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  its expectation that the combined company would be the home to the world's premier listing venues, with a total worldwide market capitalization of listed issuers of $27 trillion (as of April 30, 2006);

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  its expectation that the combined company would be led by an experienced global board and world-class leadership team, with its U.S. headquarters located at NYSE Group's current headquarters and the headquarters of its non-U.S. business located at Euronext's current headquarters;

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  NYSE Group's and Euronext's shared commitment to the highest standards of quality, innovation and governance;

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  NYSE Group's and Euronext's common vision of technology strategy and a business model that does not include the clearing and settlement of trades as a key driver of revenues and/or profits (i.e., a horizontal business model);

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  its expectation that the combined company will be able to compete effectively for non-U.S. listings outside of the United States using the NYSE and Euronext brands, offering sizable liquidity within Europe as an alternative for companies that do not want to be subject to the U.S. regulatory and legal regime;

  •
  its expectation that the combined company will have the ability to offer additional services in Europe to companies listing in the United States, such as investor relations outreach programs for non-European issuers interested in European visibility; and

  •
  its expectation that the combination will over time create substantial incremental efficiency and growth opportunities.

        For a discussion of NYSE Euronext's strategy for taking advantage of these strengths of the combined company after the combination, see "Information About NYSE Euronext—NYSE Euronext's Competitive Strengths" and "Information About NYSE Euronext—NYSE Euronext's Strategy."

  Financial Considerations

        The NYSE Group board of directors also considered a number of financial factors pertaining to the combination as generally supporting its decision to enter into the combination agreement, including the following:

  •
  based on the advice of NYSE Group management who had discussions with Euronext management, its expectation that the combination would create significant cost savings and revenue synergies, including:

  •
  approximately $275 million of annual cost savings, achievable within three years after the combination (with approximately $55 million of these cost savings achieved by 2007, $125 million by 2008 and the full $275 million by 2009); and

  •
  approximately $100 million of annual incremental revenue, achievable within three years after the combination;

  •
  the financial terms of the exchange offer and the merger, including:

  •
  the €21.32 in cash and 0.98 of a share of NYSE Euronext common stock that Euronext shareholders would receive in the exchange offer for each of their Euronext shares;

  •
  the one share of NYSE Euronext common stock that NYSE Group stockholders would receive in the merger for each of their shares of NYSE Group common stock;

  •
  the earnings, cash flow and balance sheet impact of the proposed combination, as well as the historical financial performance of NYSE Group and the historical trading price of NYSE Group common stock; and

  •
  the expectation that NYSE Group stockholders will hold approximately 59% of the outstanding shares of NYSE Euronext immediately after the combination and will have the opportunity to share in the future growth and expected synergies of the combined company; and

  •
  the financial analyses and opinion of Citigroup, NYSE Group's financial advisor, that, as of June 1, 2006 and based upon and subject to the considerations and limitations set forth in the opinion, Citigroup's financial analysis and other factors that Citigroup deemed relevant, the aggregate consideration to be paid by NYSE Euronext in the exchange offer is fair, from a financial point of view, to NYSE Group.

  Other Transaction Considerations

        The NYSE Group board of directors also considered a number of additional factors in its decision to enter into the combination agreement, including the following:

  •
  the proposed structure of the NYSE Euronext board of directors, which would include the following:

  •
  the chairman of the Euronext supervisory board as of immediately prior to the combination (who is expected to be the chairman of the NYSE Euronext board of directors);

  •
  the chairman of the NYSE Group board of directors as of immediately prior to the combination (who is expected to be deputy chairman of the NYSE Euronext board of directors);

  •
  the chief executive officer of NYSE Group as of immediately prior to the combination (who is expected to be the chief executive officer of NYSE Euronext);

  •
  the chief executive officer of Euronext as of immediately prior to the combination (who is expected to be deputy chief executive officer of NYSE Euronext); and

  •
  sixteen other individuals comprised of all of the other directors of NYSE Group and all of the members of the Euronext supervisory board, except for one, as of immediately prior to the combination (which the parties subsequently agreed to change in the amended and restated combination agreement to eighteen other individuals comprised of all of the other directors of NYSE Group, all of the members of the Euronext supervisory board and Sylvain Hefes, who is a European domiciliary approved by both the Euronext supervisory board and the NYSE Group board of directors);

  •
  the board of directors of NYSE Euronext would initially consist of 20 persons, and be composed of the smallest possible majority of U.S. domiciliaries and the largest possible minority of European domiciliaries (which the parties subsequently agreed to change in the amended and restated combination agreement so that the initial size of the board of directors would be 22 persons, with an even number of U.S. domiciliaries and European domiciliaries on the board, which parity will be maintained unless the nominating and governance committee and the board of directors of NYSE Euronext, both equally composed of U.S. domiciliaries and European domiciliaries, decide otherwise or unless the NYSE Euronext bylaws are amended by a supermajority vote); the NYSE Euronext bylaws would provide that the NYSE Euronext board of directors could be composed either of: (1) an even number of U.S. domiciliaries and European domiciliaries or (2) the smallest possible majority of U.S. domiciliaries and the largest possible minority of European domiciliaries; and these composition requirements could not be changed without the approval of not less than (1) two-thirds of the directors then in office or (2) 80% of the votes entitled to be cast by the holders of the then-outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors;

  •
  the nominating and governance committee of NYSE Euronext would consist of an equal number of U.S. domiciliaries and European domiciliaries, and this composition requirement could not be changed without the approval of not less than (1) two-thirds of the directors then in office or (2) 80% of the votes entitled to be cast by the holders of the then-outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors;

  •
  the positions of chairman of the board of directors and chief executive officer of NYSE Euronext would be filled by one person who is a U.S. domiciliary and one person who is a European domiciliary;

  •
  acquisitions, dispositions, mergers and consolidations involving greater than 30% of the aggregate equity market capitalization or value of NYSE Euronext, or involving an entity whose principal place of business is outside of the United States and Europe pursuant to which NYSE Euronext has agreed that one or more directors of the board of directors of NYSE Euronext shall be a person who is neither a U.S. domiciliary nor a European domiciliary, would require approval of two-thirds of the directors then in office, and this requirement could not be changed without the approval of two-thirds of the directors then in office or 80% of the votes entitled to be cast by the holders of the then-outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors;

  •
  the proposed management committee of NYSE Euronext would include an equal number of designees of NYSE Group (including the chief executive officer of NYSE Group as of immediately prior to the combination) and of designees of Euronext (including the chief executive officer of Euronext as of immediately prior to the combination);

  •
  the expectation that the merger would qualify as a reorganization for U.S. federal income tax purposes and that, as a result, the exchange by NYSE Group stockholders of their shares of NYSE Group common stock for shares of NYSE Euronext common stock in the merger generally would not be taxable to the NYSE Group stockholders for U.S. federal income tax purposes;

  •
  information concerning NYSE Group's and Euronext's businesses, historical financial performance and condition, operations, properties, assets, regulatory issues, competitive positions, prospects and management;

  •
  the current and prospective economic and competitive environment facing the securities industry and NYSE Group in particular, including the anticipated consolidation in the industry and the competitive effects of this consolidation on NYSE Group;

  •
  the historical market prices, volatility and trading information with respect to NYSE Group common stock and Euronext shares;

  •
  the risks and uncertainties associated with the strategic alternatives available to NYSE Group, including the rapid technological and regulatory changes being confronted by the financial services industry and the risks and challenges associated with these changes;

  •
  the U.S. and European regulatory requirements that would be applicable to the combined company;

  •
  the material terms of the combination agreement (see "The Combination Agreement"), including the nature and scope of the closing conditions and the ability of the NYSE Group board of directors to terminate the combination agreement with Euronext to pursue an alternative proposal that it deems superior for NYSE Group stockholders subject to, and in accordance with, the terms of the combination agreement;

  •
  the lack of antitrust issues associated with a business combination transaction between NYSE Group and Euronext, resulting in expedited closure and execution by an experienced management team; and

  •
  the view of the board of directors that the satisfaction of the conditions to completion of the combination was probable within a reasonable period of time.

  Risks

        The NYSE Group board of directors also considered a number of uncertainties, risks and other potentially negative factors associated with the combination, including the following:

  •
  the value of the NYSE Euronext common stock at the time of the closing of the merger could be lower than the price of NYSE Group common stock as of the date of the combination agreement as a result of, among other things, a change in the value of the assets and liabilities of the NYSE Group and Euronext;

  •
  the risk that the amount of cost savings and revenue synergies that are actually achieved by NYSE Euronext turn out to be less than originally projected;

  •
  the possibility that regulatory or governmental authorities in the United States and Europe might seek to impose conditions on or otherwise prevent or delay the combination;

  •
  the risks and costs to NYSE Group if the combination is not completed, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships;

  •
  the risk that the potential benefits of the combination may not be fully or partially realized, recognizing the many potential management and regulatory challenges associated with successfully combining the businesses of NYSE Group and Euronext;

  •
  the risk of diverting management focus and resources from other strategic opportunities and from operational matters, and potential disruption associated with combining and integrating the companies;

  •
  the risk that certain members of NYSE Group senior management who have been selected to hold senior management positions in the combined company might not choose to remain with the combined company;

  •
  the potential challenges and difficulties relating to integrating the operations of NYSE Group and Euronext;

  •
  the restrictions on the conduct of NYSE Group's business prior to the completion of the combination, requiring NYSE Group to conduct its business in the ordinary course, subject to specific limitations, which may delay or prevent NYSE Group from undertaking business opportunities that may arise pending completion of the combination;

  •
  the requirement that NYSE Group submit the combination agreement to its stockholders for approval in certain circumstances, even if the NYSE Group board of directors withdraws its recommendation, which could delay or prevent the NYSE Group's ability to pursue alternative proposals if one were to become available;

  •
  the risk that either the NYSE Group stockholders or the Euronext shareholders may fail to approve the combination, or that an insufficient number of Euronext shareholders tender their Euronext shares into the exchange offer;

  •
  the requirement that NYSE Group pay Euronext expense reimbursement if the combination agreement were to be terminated and if the NYSE Group board of directors changes its recommendation of the proposed combination, the NYSE Group stockholders fail to approve the proposed combination or, in certain circumstances, if NYSE Group receives an acquisition proposal relating to another transaction (see "The Combination Agreement—Termination");

  •
  the risk that because the exchange ratio to be paid to the NYSE Group stockholders is fixed, the value of the consideration to NYSE Group stockholders in the combination could fluctuate;

  •
  that some officers and directors of NYSE Group have interests in the combination as individuals in addition to, and that may be different from, the interests of NYSE Group stockholders (see "The Combination—Interests of Officers and Directors in the Combination");

  •
  the risk that, under the terms of the shareholders agreement with Borsa Italiana, Euronext may be required, in case of a change in control of Euronext, to sell to Borsa Italiana its 51% stake in the parent company of MTS, a company specialized in the trading of government bonds, for fair market value, or, at any time at Borsa Italiana's discretion, to acquire Borsa Italiana's 49% stake for a price based on Euronext's acquisition cost and on the economic performance of MTS (see "Information about Euronext—MTS");

  •
  the fees and expenses associated with completing the combination; and

  •
  various other risks associated with the combination and the business of the NYSE Group, Euronext and the combined company described under "Risk Factors."

        The NYSE Group board of directors believed that these potential risks and drawbacks were greatly outweighed by the potential benefits that the NYSE Group board expected NYSE Group and its stockholders to achieve as a result of the proposed combination.

        In considering the proposed combination, the NYSE Group board of directors was aware of the interests of certain officers and directors of, and advisors to, NYSE Group and its board in the combination, as described under "The Combination—Interests of Officers and Directors in the Combination" and "The Combination—Certain Relationships and Related-Party Transactions."

Euronext's Reasons for the Combination

        On June 1, 2006, at a joint meeting of the Euronext managing and supervisory boards, the supervisory board determined that the combination agreement and the transactions contemplated by the combination agreement presented the most attractive solution in the context for Euronext and its shareholders and other stakeholders and decided to enter into the combination agreement. On November 23, 2006, at a joint meeting of the Euronext supervisory and managing boards, the supervisory and managing boards adopted a resolution recommending that Euronext shareholders approve the combination agreement and the transactions contemplated by the combination agreement, including the post-closing reorganization.

        In reaching the decisions to approve and recommend the combination agreement and the transactions contemplated thereby, the Euronext boards consulted with their financial and legal advisors and considered a variety of factors, including the material factors described below. In light of the number and wide variety of factors considered in connection with their evaluation of the transaction, the Euronext boards did not consider it practicable or possible to quantify or otherwise assign relative weights to the specific factors that they considered in reaching their determination. The Euronext boards viewed their position as being based on all of the information available and the factors presented to and considered by them. This explanation of Euronext's reasons for the proposed combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under "Forward-Looking Statements."

  Strategic Considerations

        The exchange sector is experiencing consolidation, which is intensifying competition among exchanges worldwide. One of the key drivers of the trend towards consolidation is the perceived benefit in combining and harmonizing technologies across exchanges in order to lower trading costs and increase liquidity. In this context, Euronext discussed possible combinations with a number of potential partners in the months preceding the joint meeting of the Euronext managing and supervisory boards on June 1, 2006. The Euronext boards considered a number of factors pertaining to the strategic rationale for the combination with NYSE Group as generally supporting their decision to enter into the combination agreement, including the following:

  •
  the current and prospective economic and competitive environment facing the securities industry and Euronext in particular, including the potential benefits to being one of the leading participants in the consolidation within the industry, and their expectation that the combination with NYSE Group would permit Euronext to fully participate as consolidation in the industry continues;

  •
  their expectation that the combined company would be the world's first, truly global exchange group, with the world's largest securities/derivatives marketplaces on a combined basis and encompassing seven exchanges in six countries, including Belgium, France, the Netherlands, Portugal, the United Kingdom and the United States;

  •
  their expectation that the combined company would be a leader in a diverse set of large and growing businesses, including cash equities, listings, derivatives, equity options and futures, bonds, market data and technology;

  •
  their expectation that the combination would represent a true merger-of-equals, with a corporate and governance structure that respects the independence of all exchanges involved as well as the flexibility necessary to preserve Euronext's federal and horizontal business model;

  •
  their expectation that, based on the data available on June 1, 2006, the combined company would be the home to the world's premier listing venues, with a total worldwide market capitalization of listed issuers of €20 trillion (as of April 30, 2006);

  •
  their expectation that the combined company would be led by an experienced global board and world-class leadership team;

  •
  Euronext's and NYSE Group's shared commitment to the highest standards of quality, innovation and governance;

  •
  Euronext's and NYSE Group's common vision of technology strategy and a horizontal business model;

  •
  their expectation that the combined company would be able to compete effectively for non-U.S. listings outside of the United States using the Euronext and NYSE brands, offering sizable liquidity within Europe as an attractive alternative for companies that do not want to be subject to the U.S. regulatory and legal regime;

  •
  their expectation that the combined company would have opportunities to develop new products including transatlantic indices, products leveraging the NYSE brand name and new equity derivatives;

  •
  their expectation that the combination represents a unique opportunity for Europe and would put the European capital markets—particularly the Eurozone markets—in a strong position in the rapid globalization of the sector;

  •
  their expectation that there would be no U.S. regulatory risks for the European markets, with the European markets and Euronext-listed companies continuing to be regulated exclusively by European regulators;

  •
  their expectation, which was subsequently confirmed by the SEC in public statements, that the combination with NYSE Group would not by itself require the registration of Euronext's listed companies with the SEC or mandatory compliance with U.S. federal securities laws, including the Sarbanes-Oxley Act, merely because of Euronext's affiliation with a U.S. securities exchange;

  •
  their expectation that Euronext's federal approach would be maintained with the opportunity to attract and consolidate new European markets;

  •
  their expectation that NYSE Euronext would also be an attractive platform for further consolidation globally; and

  •
  their expectation that the combination would over time create substantial incremental efficiency and growth opportunities produced by combining seven international securities marketplaces leveraging best-in-class technology, synergies and management expertise.

        For a discussion of NYSE Euronext's strategy for taking advantages of these strengths of the combined company after the combination, see "Information About NYSE Euronext—Euronext's Strategy."

  Financial Considerations

        The Euronext managing and supervisory boards also considered a number of financial factors pertaining to the combination as generally supporting their decisions to enter into the combination agreement and to recommend that Euronext shareholders approve the combination agreement and the transactions contemplated thereby, including the following:

  •
  their belief that the combined company, as a leader in the consolidation in the securities industry, would be well positioned to have attractive long-term financial results that could lead to share price appreciation that would benefit Euronext shareholders to the extent that they retain shares of NYSE Euronext received in the exchange offer;

  •
  their expectation that Euronext shareholders would hold a substantial percentage of the outstanding shares of NYSE Euronext immediately after the combination and would have the opportunity to share in the future growth and expected synergies of the combined company;

  •
  their expectation that the combination would create significant cost savings and revenue synergies;

  •
  the financial terms of the exchange offer and the merger, including:

  •
  the €21.32 in cash and 0.98 of a share of NYSE Euronext common stock that Euronext shareholders would receive in the exchange offer for each of their Euronext shares, which represents a significant premium to Euronext shareholders;

  •
  the "mix-and-match" election permitting Euronext shareholders to elect whether to receive cash or NYSE Euronext shares, subject to proration in the event either choice is oversubscribed;

  •
  the one share of NYSE Euronext common stock that NYSE Group stockholders would receive in the merger for each of their shares of NYSE Group common stock;

  •
  the earnings, cash flow and balance sheet impact of the proposed combination, as well as the historical financial performance of Euronext (and NYSE Group) and the historical trading price of Euronext shares and NYSE Group common stock;

  •
  the financial analyses of Morgan Stanley and ABN AMRO, Euronext's financial advisors, in addition to the opinions of Morgan Stanley, that, as of June 1, 2006 and as of November 23, 2006, and based upon and subject to the assumptions and other limitations set forth in its opinions, the consideration to be received by the Euronext shareholders in the exchange offer was fair from a financial point of view to the Euronext shareholders, as a whole, and the opinions of ABN AMRO that, as of June 1, 2006 and as of November 23, 2006, and based upon and subject to the assumptions, qualifications and other considerations set forth in its opinions, the standard offer consideration to be offered to the Euronext shareholders in the exchange offer was fair from a financial point of view to the Euronext shareholders; and

  •
  the written report of Houlihan Lokey obtained by the supervisory board in accordance with Article 261-1 et seq. of the General Regulations of the AMF and AMF Instruction No. 2006-08 of July 25, 2006, including Houlihan Lokey's opinion (attestation d'équité), dated as of November 23, 2006, to the effect that, as of the date of the report and based upon and subject to the assumptions, qualifications and other limitations set forth therein, the standard offer consideration to be offered to the shareholders of Euronext in the exchange offer taken as a whole, was fair to such shareholders from a financial point of view.

  Other Transaction Considerations

        The Euronext managing and supervisory boards also considered a number of additional factors in their decisions to enter into the combination agreement and to recommend that Euronext shareholders approve the combination agreement and the transactions contemplated thereby, including the following:

  •
  the proposed structure of the NYSE Euronext board of directors, which would initially include the following:

  •
  the chairman of the Euronext supervisory board as of immediately prior to the combination (who is expected to be the chairman of the NYSE Euronext board of directors);

  •
  the chairman of the NYSE Group board of directors as of immediately prior to the combination (who is expected to be deputy chairman of the NYSE Euronext board of directors);

  •
  the chief executive officer of NYSE Group as of immediately prior to the combination (who is expected to be the chief executive officer of NYSE Euronext);

  •
  the chief executive officer of Euronext as of immediately prior to the combination (who is expected to be deputy chief executive officer of NYSE Euronext); and

  •
  nine other individuals who were directors of NYSE Group as of immediately prior to the combination;

  •
  eight other individuals who were members of the Euronext supervisory board as of immediately prior to the combination; and

  •
  Sylvain Hefes, who is a European domiciliary who has been approved by both the Euronext supervisory board and the NYSE Group board of directors;

  •
  the ongoing composition of the NYSE Euronext board of directors, specifically:

  •
  that the initial NYSE Euronext board of directors of would consist of 11 U.S. domiciliaries and 11 European domiciliaries (the original combination agreement, entered into on June 1, 2006, having provided for 20 directors, including 11 U.S. domiciliaries and 9 European domiciliaries);

  •
  that the combination agreement provides that at the first annual meeting of the NYSE Euronext stockholders, the initial directors of NYSE Euronext will be renominated as directors of the board; and

  •
  that the parity between U.S. domiciliaries and European domiciliaries will be maintained unless the nominating and governance committee and the board of directors of NYSE Euronext, both equally composed of U.S. domiciliaries and European domiciliaries, decide otherwise or unless the NYSE Euronext bylaws are amended by a supermajority vote;

  •
  the NYSE Euronext bylaws, which would provide that the NYSE Euronext board of directors could be composed of either (1) an even number of U.S. domiciliaries and European domiciliaries or (2) the smallest possible majority of U.S. domiciliaries and the largest possible minority of European domiciliaries; and these composition requirements could not be changed without the approval of not less than (1) two-thirds of the directors then in office or (2) 80% of the votes entitled to be cast by the holders of the then-outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors;

  •
  the nominating and governance committee of NYSE Euronext would consist of an equal number of U.S. domiciliaries and European domiciliaries, and this composition requirement could not be changed without the approval of not less than (1) two-thirds of the directors then in office or (2) 80% of the votes entitled to be cast by the holders of the then-outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors;

  •
  the position of chairman of the board or of chief executive officer of NYSE Euronext would be filled by a European domiciliary and the other position would be filled by a U.S. domiciliary, and this balancing requirement could not be changed without the approval of not less than (1) two-thirds of the directors then in office or (2) 80% of the votes entitled to be cast by the holders of the then-outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors;

  •
  acquisitions, dispositions, mergers and consolidations involving greater than 30% of the aggregate equity market capitalization or value of NYSE Euronext, or involving an entity whose principal place of business is outside of the United States and Europe pursuant to which NYSE Euronext has agreed that one or more directors of the board of directors of NYSE Euronext shall be a person who is neither a U.S. domiciliary nor a European domiciliary, would require approval of two-thirds of the directors then in office, and this requirement could not be changed without the approval of not less than (1) two-thirds of the directors then in office or (2) 80% of the votes entitled to be cast by the holders of the then-outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors;

  •
  the proposed management committee of NYSE Euronext, which would include an equal number of designees of NYSE Group (including the chief executive officer of NYSE Group as of immediately prior to the combination) and designees of Euronext (including the chief executive officer of Euronext as of immediately prior to the combination);

  •
  the intention to preserve Euronext's and NYSE Group's decentralized management policies;

  •
  the expectations that the exchange offer generally would allow those Euronext shareholders subject to French and U.K. tax laws to exchange their Euronext shares for NYSE-Euronext shares tax-free (except to the extent of cash received), but that the combination agreement contemplates that the receipt by holders of Euronext shares of the offer consideration in the exchange offer and in the post-closing reorganization will be structured as a taxable transaction for U.S. federal income tax purposes, unless NYSE Group elects, subject to the provisions of the combination agreement, to structure the post-closing reorganization so that, in the opinion of counsel to NYSE Group, the exchange offer together with the post-closing reorganization, is treated either as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or an exchange described in Section 351 of the Internal Revenue Code (see "The Combination—Material U.S. Federal Income Tax Consequences");

  •
  information concerning Euronext's and NYSE Group's businesses, historical financial performance and condition, operations, properties, assets, regulatory issues, competitive positions, prospects and management;

  •
  the historical market prices, volatility and trading information with respect to Euronext shares and NYSE Group common stock;

  •
  the risks and uncertainties associated with the strategic alternatives available to Euronext, including the antitrust considerations, and the rapid technological and regulatory changes being confronted by the financial services industry and the risks and challenges associated with these changes;

  •
  the balance of European and U.S. regulatory requirements that would be applicable to the combined company;

  •
  the material terms of the combination agreement (see "The Combination Agreement"), including the nature and scope of the closing conditions and the ability of the Euronext boards to terminate the combination agreement with NYSE Group to pursue an alternative proposal that it deems superior for Euronext shareholders subject to, and in accordance with the terms of, the combination agreement;

  •
  the lack of competition law or antitrust issues associated with a business combination transaction between Euronext and NYSE Group, resulting in expedited closure and execution by an experienced management team;

  •
  the view of the board of directors that the satisfaction of the conditions to completion of the combination was probable within a reasonable period of time;

  •
  the opportunity for European investors to gain better access to many of the world's best and fastest-growing companies, the widest diversity of investment products, and best execution in speed and price;

  •
  their expectation of an increased opportunity, as a result of the freer flow of capital across the Atlantic, for European investors to diversify their portfolios;

  •
  the potential for Euronext-listed companies to benefit from increased exposure to U.S. investors, as well as inclusion in NYSE-Euronext indices and ETFs; and

  •
  the potential that the combined company's global market will strengthen opportunities for more robust growth and new jobs within Europe.

  Risks

        The Euronext managing and supervisory boards also considered a number of uncertainties, risks and other potentially negative factors associated with the combination, including the following:

  •
  the fact that the value of the per share consideration payable to Euronext shareholders (consisting of NYSE Euronext common stock and cash) at the time of the closing of the exchange offer cannot be predicted and will depend on, among other things, the perceived prospects of Euronext, NYSE Group or the combined company or the value of their respective assets and liabilities;

  •
  the challenges and potential difficulties relating to integrating the operations of Euronext and NYSE Group and the risk that the potential benefits of the combination may not be fully or partially realized;

  •
  the risk that the amount of cost savings and revenue synergies that are actually achieved by NYSE Euronext could turn out to be less than originally projected;

  •
  the possibility that regulatory or governmental authorities in Europe and the United States might seek to impose conditions on or otherwise prevent or delay the combination;

  •
  the risks and costs to Euronext if the combination is not completed, including the potential diversion of management and employee attention, potential employee attrition, the potential effect on business and customer relationships and costs and expenses;

  •
  the risk of diverting management focus and resources from other strategic opportunities and from operational matters, and potential disruption associated with the combination and integrating the companies;

  •
  the risk that certain members of Euronext senior management who would be selected to hold senior management positions in the combined company might not choose to remain with the combined company and the risk that certain members of Euronext senior management who are not selected to hold senior management positions in the combined company might not choose to remain with Euronext;

  •
  the restrictions on the conduct of Euronext's business prior to the completion of the combination, requiring Euronext to conduct its business in the ordinary course, subject to specific limitations, which could delay or prevent Euronext from undertaking business opportunities that might arise pending completion of the combination;

  •
  the requirement in the combination agreement that Euronext submit the combination to its shareholders for approval in certain circumstances, and for the exchange offer to be made after such approval, even if the Euronext's boards withdraw their recommendation, which requirements could delay or prevent Euronext's ability to pursue alternative proposals if one were to become available;

  •
  the risk that either the Euronext shareholders or the NYSE Group stockholders could fail to approve the combination, or that an insufficient number of Euronext shareholders could tender their Euronext shares into the exchange offer;

  •
  the requirement that Euronext reimburse NYSE Group's expenses if the combination agreement were to be terminated after the Euronext boards changed their recommendation of the proposed combination, the Euronext shareholders failed to approve the proposed combination or, in certain circumstances, Euronext received an acquisition proposal relating to another transaction (see "The Combination Agreement—Termination");

  •
  the fees and expenses associated with completing the combination; and

  •
  various other risks associated with the combination and the business of the NYSE Group, Euronext and the combined company described under "Risk Factors."

        In approving and recommending Euronext shareholder approval of the combination, the Euronext managing and supervisory boards believed that these potential risks and drawbacks were greatly outweighed by the potential benefits that the boards expected Euronext and its shareholders and other stakeholders to achieve as a result of the proposed combination.

        In considering the proposed combination, the Euronext managing and supervisory boards were aware of the interests of certain of their members and of certain advisors to Euronext in the combination, as described under "The Combination—Interests of Officers and Directors in the Combination—Interests of Euronext Directors and Executive Officers" and "The Combination—Certain Relationships and Related-Party Transactions."

  January 5, 2007 Meeting of the Euronext Supervisory Board

        On January 5, 2007, the Euronext supervisory board met to examine the terms and conditions of the French exchange offer prospectus (note d'information) to be filed with the AMF by NYSE Euronext through its indirect wholly owned subsidiary, NYSE Euronext (Holding), and to issue a reasoned opinion on the benefits of the exchange offer, in accordance with the provisions of Article 231-19 of the General Regulations of the AMF.

        In reaching the decision to recommend the exchange offer and to recommend that the Euronext shareholders tender their Euronext shares in the exchange offer, the Euronext supervisory board considered a variety of factors, including the factors described below:

  •
  the terms of the exchange offer, pursuant to which NYSE Euronext would offer to Euronext shareholders in exchange for tendering each Euronext share to NYSE Euronext (Holding) 0.98 of a share of NYSE Euronext common stock and €21.32 in cash, with a "mix-and-match" election allowing Euronext shareholders to elect whether to receive all cash or all NYSE Euronext common stock, subject to proration in the event either choice is oversubscribed;

  •
  the determination by the Euronext managing and supervisory boards, at a joint meeting held on June 1, 2006, that the combination agreement providing for a combination of NYSE Group and Euronext's businesses under a new holding company named NYSE Euronext and the transactions contemplated by the combination agreement, presented the most attractive solution for Euronext and its shareholders and other stakeholders and their decision to enter into the combination agreement;

  •
  the recommendation by the Euronext managing and supervisory boards, at a joint meeting held on November 23, 2006, that Euronext shareholders approve the amended and restated combination agreement and the transactions contemplated thereby, including the exchange offer and the post-closing reorganization by which Euronext would become a wholly-owned subsidiary of NYSE Euronext;

  •
  the approval, at the extraordinary general meeting held on December 19, 2006, by Euronext shareholders of the amended and restated combination agreement and the transactions contemplated therein by a 98.18% majority of the votes cast at the meeting (the quorum at this meeting having been 64.9%);

  •
  the unanimous recommendation of the Euronext managing board to the Euronext supervisory board to approve the exchange offer and recommend that shareholders of Euronext tender their Euronext shares into the exchange offer;

  •
  the Euronext supervisory board's review of the draft note d'information and the draft note en réponse to be submitted to the AMF in connection with the exchange offer;

  •
  the supervisory board's expectation that:

  •
  if 95% or more of the outstanding shares (excluding treasury shares) of Euronext were acquired by NYSE Euronext (Holding) in the exchange offer, NYSE Euronext will commence a buyout offer to acquire Euronext shares from any remaining shareholder in accordance with Articles 236-1 et seq of the General Regulations of the AMF and/or a compulsory acquisition by NYSE Euronext from any remaining minority shareholder in accordance with section 2:92a of the Dutch Civil Code;

  •
  if less than 95% of the outstanding shares (excluding treasury shares) of Euronext were acquired by NYSE Euronext (Holding), NYSE Euronext will effect a post-closing reorganization of Euronext and its subsidiaries that is intended to result in the business of Euronext being held in wholly owned subsidiaries of NYSE Euronext (the steps of this post-closing reorganization having been described in the combination agreement as well as in the shareholder circular made available to Euronext shareholders for the purpose of the Euronext extraordinary meeting held on December 19, 2006 and approved by the Euronext shareholders at such meeting);

  •
  the Euronext supervisory board's expectation that the combination would represent a true merger of equals, with a corporate and governance structure that respects the independence of all exchanges involved as well as the flexibility necessary to preserve Euronext's federal and horizontal business model;

  •
  the balanced corporate governance structure of the combined group, including the fact that the NYSE Euronext board of directors, the nominating and governance committee and the management committee will be composed of an equal number of European and U.S. domiciliaries;

  •
  the supervisory board's belief that the combined company would be the world's first, truly global exchange group, with the world's largest equities marketplaces on a combined basis and encompassing seven exchanges in six countries and a leader in a diverse set of large and growing businesses;

  •
  the supervisory board's belief that the exchange offer is in the interests of the users, having considered in particular the expected reduction of trading fees on Euronext equity markets and the additional products and services that the new group will be in a position to offer;

  •
  the supervisory board's expectation that companies listed only on Euronext would continue to be subject solely to European securities regulations and that the Dutch foundation structure established by NYSE Group and Euronext is intended to protect Euronext-listed companies from risk of extraterritorial application of U.S. laws and regulations as a result of future changes therein or interpretations thereof;

  •
  the supervisory board's expectation that the transaction would not have any significant negative impact with respect to Euronext employees and instead would create new opportunities for them;

  •
  the opinion of Houlihan Lokey that, as of January 4, 2007 and based upon and subject to the assumptions, qualifications, and other limitations set forth in its report dated November 23, 2006, the standard offer consideration to be offered to Euronext shareholders taken as a whole, was fair to such shareholders from a financial point of view;

  •
  the opinion of Morgan Stanley, that, as of January 3, 2007 and based upon and subject to the assumptions and other limitations set forth in its opinions, the consideration to be received by the Euronext shareholders in the exchange offer was fair from a financial point of view to the Euronext shareholders, as a whole; and

  •
  the opinion of ABN AMRO that, as of January 3, 2007, and based upon and subject to the assumptions, qualifications and other considerations set forth in its opinions, the standard offer consideration to be offered to the Euronext shareholders in the exchange offer was fair from a financial point of view to the Euronext shareholders.

        From a financial point of view, on the basis of the opinions referred to above, the Euronext supervisory board determined that the financial terms of the exchange offer were fair for the Euronext shareholders and that the combination would create significant cost savings and revenue synergies. The supervisory board noted, in particular, that in view of the valuations carried out by the presenting banks, by Morgan Stanley, ABN AMRO and Houlihan Lokey, the exchange offer represented a significant premium compared with the valuations arrived at using the main valuation methods, both relative (analysts' target prices, comparable companies multiples and transaction multiples) and intrinsic (changes in the share price and discounted cash flow analysis).

        In light of all the considerations referred to above and after having deliberated thereon, the Euronext supervisory board determined that the exchange offer was in the interest of Euronext, its shareholders and its employees. The supervisory board therefore decided to recommend that Euronext shareholders tender their Euronext shares into the exchange offer.

Certain Projections

        Neither NYSE Group nor Euronext as a matter of course publicly discloses detailed forecasts or internal projections as to future revenues, earnings or financial condition. However, in the course of their discussions regarding the proposed combination, as discussed under "The Combination—Background of the Combination," NYSE Group and Euronext provided each other with certain business and financial data that were made publicly available on the date after the announcement of the signing of the combination agreement. Set forth below is an excerpt of the business and financial data and projections that were made publicly available.

        The projections described below are based on the following assumptions:

  •
  excess free cash flow of the combined company would be used to repay the debt used to finance the purchase of the Euronext shares;

  •
  the blended tax rate on the pro forma adjustment would be 38%;

  •
  the capital expenditures and depreciation and amortization of the combined group will be equivalent to the combined capital expenditures and depreciation and amortization of NYSE Group and Euronext prior to the combination;

  •
  the annual increase in working capital for the combined group would equal 25% of any change in revenues from year to year;

  •
  the exchange rate would be €1=$1.284; and

  •
  the combination and post-closing reorganization would be completed by December 31, 2006.

  Projected Cost Savings

        The following table sets forth the projected annual cost savings resulting from the combination and the sources for those cost savings (as well as the expected year in which the annual costs savings will be achieved):

($ million)	2007	2008	2009	Comments
Technology	$30	$100	$250	Consolidation of three cash trading platforms (NSC, Hybrid, NYSE Arca) and three derivatives platforms (LIFFE CONNECT®, NYSE Arca Options, PCX+) onto one global cash trading platform and one global options and futures derivatives platform; consolidation of ten data centers into four globally linked data centers
Non-IT	25	25	25	Integration of support functions; Rationalize marketing expenses; Streamline corporate costs (e.g. insurance, occupancy, professional services)
Total	$55	$125	$275	Run-rate of $275 million cost synergies
Restructuring Costs	$70	$70	$40	Cash expenses directly impacting income statement

  Projected Revenue Synergies

        The following table sets forth the projected annual revenue synergies resulting from the combination and the sources of those revenue synergies. The following revenue synergies are expected to be achieved within three years after the combination.

($ million)	Revenue Synergies	Comments
Derivatives	$45	•	Cross-selling with a shared customer base.
		•	Extend the highly successful European wholesale OTC derivative service ("ABC") in the United States.
		•	Launch new products (e.g. transatlantic index, corporate credit derivatives).
		•	Represents 8% of first quarter 2006 annualized combined revenue base of $537 million / €418 million.
Cash Trading	$35	•	Meet European demand for U.S. blue chip companies.
		•	Cross-fertilize product development in structured products and ETFs.
		•	Opportunity to extend trading hours across time zones.
		•	Represents approximately 3% of first quarter 2006 annualized combined revenue base of $1,021 million / €795 million.
Listings	$20	•	Pre-eminent brand and deepest global liquidity pool that provides global issuers with maximum flexibility to raise capital.
		•	Leverage NYSE Euronext listing brand to capture overseas listings.
		•	Develop Euro-denominated Global Depository Receipt (GDR) program so U.S. issuers can leverage European liquidity pools.
		•	Position Alternext to compete with London Stock Exchange's AIM on international small cap issues.
		•	Represents approximately 5% of first quarter 2006 annualized combined revenue base of $399 million / €311 million.
Total	$100 / €78	•	Represents approximately 3% of total first quarter 2006 annualized combined revenue base of $3.1 billion / €2.4 billion.

        While these projections were prepared in good faith by NYSE Group management and Euronext management, no assurance can be made regarding future events. The estimates and assumptions underlying the projections involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties, all of which are difficult to predict and many of which are beyond the control of NYSE Group and Euronext and will be beyond the control of NYSE Euronext. Accordingly, there can be no assurance that the projected results will be realized or that actual results will not differ materially from those presented in the financial data. Such projections cannot, therefore, be considered a reliable predictor of future operating results, and this information should not be relied on as such. The information in this section was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial data, published guidelines of the SEC regarding forward-looking statements, or U.S. GAAP. In the view of NYSE Group management and Euronext management, the information was prepared on a reasonable basis. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this document are cautioned not to place undue reliance on this information.

        See cautionary statements regarding forward-looking information under "Forward-Looking Statements."

        The prospective financial data included in this document have been prepared by, and are the responsibility of, NYSE Group management and Euronext management, as applicable. Neither PricewaterhouseCoopers LLP, Ernst & Young LLP, Ernst & Young Accountants nor KPMG Accountants N.V. has examined or compiled the accompanying prospective financial data and, accordingly, neither PricewaterhouseCoopers LLP, Ernst & Young LLP, Ernst & Young Accountants nor KPMG Accountants N.V. expresses an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP reports included in this document relate to NYSE Euronext and NYSE Group's historical financial data; the Ernst & Young LLP reports included in this document relate to Archipelago's historical financial data; and the Ernst & Young Accountants and KPMG Accountants N.V. reports included in this document relate to Euronext's historical financial data. None of these reports extends to the prospective financial data and should not be read to do so.

        Neither NYSE Group, Euronext nor NYSE Euronext intends to update or otherwise revise the prospective financial data to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, neither NYSE Group, Euronext nor NYSE Euronext intends to update or revise the prospective financial data to reflect changes in general economic or industry conditions.

        These projections are not included in this document in order to induce any stockholder or shareholder to vote in favor of the approval and adoption of the combination agreement, to tender its shares in the exchange offer or to acquire securities of NYSE Euronext.

Opinion of NYSE Group's Financial Advisor

        NYSE Group retained Citigroup to act as its financial advisor in connection with the proposed combination with Euronext. Pursuant to Citigroup's engagement letter with NYSE Group, Citigroup rendered to the NYSE Group board of directors on June 1, 2006 an oral opinion, which was subsequently confirmed by delivery of a written opinion, dated June 1, 2006, to the effect that, as of the date of the opinion and based upon and subject to the considerations and limitations set forth in the opinion,

Citigroup's work described below and other factors it deemed relevant, the aggregate consideration to be paid by NYSE Euronext in the exchange offer is fair, from a financial point of view, to NYSE Group.

        The full text of Citigroup's written opinion, which sets forth the assumptions made, general procedures followed, matters considered and limits on the review undertaken, is included as Annex B to this document. The summary of Citigroup's opinion set forth below is qualified in its entirety by reference to the full text of the opinion.

        Holders of NYSE Group common stock are urged to read Citigroup's opinion carefully and in its entirety. Citigroup's opinion was provided for the information of the NYSE Group board of directors in its evaluation of the proposed combination with Euronext and was limited solely to the fairness, from a financial point of view, to NYSE Group as of the date of the opinion, of the aggregate consideration to be paid by NYSE Euronext in the exchange offer. Neither Citigroup's opinion nor its related analyses constituted a recommendation of the transaction with Euronext to the NYSE Group board of directors. Citigroup makes no recommendation to any stockholder regarding how such stockholder should vote or act on any matters relating to the proposed combination, including the exchange offer or the merger.

        In arriving at its opinion, Citigroup reviewed the combination agreement and held discussions with certain senior officers, directors and other representatives and advisors of NYSE Group and certain senior officers and other representatives and advisors of Euronext concerning the business, operations and prospects of NYSE Group and Euronext. Citigroup examined certain publicly available business and financial information relating to NYSE Group and Euronext, as well as certain financial forecasts and other information and data relating to NYSE Group and Euronext that were provided to or otherwise reviewed by or discussed with Citigroup by the respective managements of NYSE Group and Euronext, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the respective managements of NYSE Group and Euronext to result from the proposed combination, and adjustments to the forecasts and other information and data relating to Euronext discussed with Citigroup by the management of NYSE Group. In addition, Citigroup assumed, with NYSE Group's consent, that there are no material undisclosed liabilities of NYSE Group and Euronext for which adequate reserves or other provisions have not been made. Citigroup reviewed the financial terms of the acquisition of the Euronext shares as set forth in the combination agreement in relation to, among other things:

  •
  current and historical market prices and trading volumes of NYSE Group common stock and Euronext shares;

  •
  the historical and projected earnings and other operating data of each of NYSE Group and Euronext; and

  •
  the capitalization and financial condition of each of NYSE Group and Euronext.

        Citigroup considered, to the extent publicly available, the financial terms of certain other transactions that Citigroup considered relevant in evaluating the proposed combination and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citigroup considered relevant in evaluating those of NYSE Group and Euronext. Citigroup also evaluated certain potential pro forma financial effects of the proposed combination on NYSE Group. In addition to the foregoing, Citigroup conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citigroup deemed appropriate in arriving at its opinion. Citigroup did not consider the impact of Euronext's share repurchase program on the fairness of the transactions to each set of shareholders because it regarded the effect of the repurchase program as immaterial to its analysis.

        In rendering its opinion, Citigroup assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and upon the assurances of the managements of NYSE Group and Euronext that they were not aware of any relevant information that was omitted or that remained undisclosed to Citigroup. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Citigroup relating to NYSE Group and Euronext, including certain potential pro forma effects of, and strategic implications and operational benefits anticipated to result from, the proposed combination, Citigroup was advised by the respective managements of NYSE Group and Euronext that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of NYSE Group and Euronext as to the future financial performance of NYSE Group and Euronext. Citigroup assumed, with NYSE Group's consent, that the financial results (including the potential pro forma financial effects, strategic implications and operational benefits anticipated to result from the proposed combination) reflected in such forecasts and other information and data will be realized in the amounts and at the times projected by NYSE Group's management. Citigroup also assumed, with NYSE Group's consent, that the proposed combination will be consummated in accordance with the terms of the combination agreement, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the proposed combination, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on NYSE Group, Euronext or the contemplated benefits of the proposed combination.

        Citigroup also assumed, with NYSE Group's consent, that NYSE Euronext was organized in connection with the proposed combination and upon consummation of the proposed combination, its sole assets will be the Euronext shares acquired pursuant to the exchange offer and all of the shares of NYSE Group common stock acquired pursuant to the merger. Citigroup also assumed, with NYSE Group's consent, that the merger will be treated as a tax-free reorganization for U.S. federal income tax purposes. Citigroup did not express any opinion as to the value of the NYSE Euronext common stock when issued pursuant to the proposed combination, or the price at which the NYSE Euronext common stock will trade at any time. Citigroup did not make, and was not provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of NYSE Group or Euronext, and did not make any physical inspection of the properties or assets of NYSE Group or Euronext. Citigroup expressed no view as to, and its opinion does not address, the relative merits of the proposed combination as compared to any alternative business strategies that might exist for NYSE Group or the effect of any other transaction in which NYSE Group might engage. Citigroup's opinion does not address or take into account any post-closing reorganization pursuant to the combination agreement that may occur following the closing of the exchange offer, or the consideration that may be paid pursuant to such post-closing reorganization. Citigroup's analysis assumes that 100% of the Euronext shares are acquired by NYSE Euronext for the offer consideration. Citigroup's opinion was necessarily based upon information available to Citigroup, and financial, stock market and other conditions and circumstances existing, as of the date thereof.

        In connection with rendering its opinion, Citigroup made a presentation to the NYSE Group board of directors on June 1, 2006 with respect to the material financial analyses performed by Citigroup in evaluating the fairness of the aggregate consideration to be paid by NYSE Euronext in the exchange offer as of the date of Citigroup's opinion. The following is a summary of the financial analyses contained in that presentation. The summary includes information presented in tabular format. In order to understand fully the financial analyses used by Citigroup, these tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed at or prior to May 31, 2006, and is not necessarily indicative of current or future market conditions.

  Indicated Transaction Multiples

        Citigroup calculated various multiples based on the implied transaction price per Euronext share and the related firm value ("FV"), calculated as equity value plus net debt, reflected in the exchange offer. These calculations were based on Euronext's financial statements and estimates and forecasts for Euronext prepared by NYSE management. Citigroup calculated the multiple of the Euronext FV to earnings before interest, taxes, depreciation and amortization ("EBITDA") and the multiple of the implied transaction price per Euronext share to earnings per share ("EPS"). In addition, Citigroup calculated the premium or discount to various closing market prices of each Euronext share reflected by the implied transaction price per share. Such premium or discount was calculated on a stated price per share basis, and excluding Euronext's previously announced distribution of €3 per share by means of repayment of share capital.

        The following table presents the results of these calculations (all dollar and euro amounts in millions other than per share prices):

	Transaction Valuation
Implied Transaction Price per Share	€66.95	$85.99	(1)
Aggregate Consideration	€7,496	$9,629	(1)
Firm Value(2)	7,511	9,647	(1)
Pro Forma Ownership by NYSE Group(3)	58.9%	58.9%
	Euronext EBITDA	Transaction FV/EBITDA		Euronext EPS	Transaction Price/EPS
LTM (Last Twelve Months)	€421	17.8	x	€2.68	25.0	x
2006E	492	15.3		2.85	23.5
2007E	612	12.3		3.44	19.5
Premium/(Discount) to Market Price per Share:	Euronext Share Price		Premium/(Discount)
5/31/06—Stated	€67.00		(0.1)%
5/17/06—Stated	67.00		(0.1)
5/17/06—Excluding Special Dividend	64.00	(2)	4.6 (2)

(1)
Assumes $1.284 per €1.

(2)
Reflects pre-closing payment by Euronext to its shareholders of a €3 per share special dividend.

(3)
Based on NYSE Group diluted shares outstanding of 157.081 million and Euronext diluted shares outstanding of 111.975 million.

  Comparable Companies Analysis

        Citigroup reviewed market values and trading multiples for the following publicly held companies in the exchange operator industry (which in this document is sometimes referred to as the "peer group") and compared them with financial data for Euronext:

  •
  NYSE Group;

  •
  Nasdaq;

  •
  Australian Stock Exchange Limited;

  •
  London Stock Exchange plc;

  •
  TSX Group Inc.;

  •
  International Securities Exchange, Inc.;

  •
  Deutsche Börse AG;

  •
  Hong Kong Exchanges and Clearing Limited;

  •
  Singapore Exchange Limited;

  •
  OMX Aktiebolag ("OMX");

  •
  Chicago Mercantile Exchange Holdings Inc.;

  •
  CBOT Holdings, Inc.; and

  •
  Intercontinental Exchange, Inc.

        All multiples were based on market data as of May 31, 2006. The forecasted financial information used by Citigroup for the selected comparable companies in the course of this analysis was based on First Call and Institutional Brokers Estimate System, or IBES, as provided by Thomson Financial and IDD Information Services. First Call is a global database that provides real-time electronic access to original full text equity research reports. IBES contains estimated and actual earnings cash flows, dividends, sales and pre-tax income data for companies in the U.S., Europe, Asia and emerging markets. The forecasted financial information used by Citigroup for Euronext in the course of these analyses was based on NYSE Group management estimates and assumes Euronext fully-diluted shares of 111.975 million and exchange rates as of May 31, 2006.

        For each of the selected comparable companies, Citigroup derived and compared, among other things:

  •
  the ratio of FV as of May 31, 2006 to 2006 estimated revenue and 2006 estimated EBITDA; and

  •
  the ratio of prices per share as of May 31, 2006 to estimated EPS for 2006, 2007 and 2008.

        The following table sets forth the results of this analysis:

	Ratio of FV to 2006E		Price per share/EPS
Selected Companies
	Revenue	EBITDA	2006E	2007E	2008E
Range	4.7x-16.1x	10.0x-25.9x	17.0x-45.8x	15.4x-32.1x	13.8x-25.6x
Median	8.4x	18.2x	29.0x	24.2x	21.2x
Mean	9.0x	17.2x	30.6x	24.0x	20.6x

        Based on this analysis, Citigroup derived a reference range for the implied price per Euronext share of €65.36 to €75.67. Citigroup calculated that this range of implied values would result in an implied multiple of estimated 2007 EPS of 19.0x to 22.0x.

  Precedent Exchange Change-of-Control Analysis

        Citigroup reviewed multiples of FV to LTM revenue and LTM EBITDA and multiples of equity value ("EV") to LTM net income for the following selected pending or completed transactions (listed by acquirer/target, together with date of announcement) in the exchange operator industry since 2001:

  •
  Nasdaq/London Stock Exchange (5/10/06), based on the highest price paid by NASDAQ for its 25.1% minority stake;

  •
  Australian Stock Exchange/SFE Corporation Limited (3/27/06);

  •
  NYSE/Archipelago (4/20/05);

  •
  OMX/Copenhagen Stock Exchange A/S (11/15/04);

  •
  Euronext/BVLP (January 2002); and

  •
  Euronext/LIFFE (Holdings) plc (January 2002).

        The following table presents the results of this analysis:

Ratio of FV to:
Ratio of EV to:
Selected Transactions			LTM Net Income
	LTM Revenue	LTM EBITDA
Range	1.9x-15.4x	8.3x-31.6x	18.2x-45.4x
Median	4.6x	18.2x	29.6x
Mean	7.0x	18.6x	30.8x

        Based upon this information and financial data for Euronext, Citigroup derived a reference range for the multiple of EV to LTM net income for Euronext of 25.0x to 40.0x. Citigroup calculated that this range of multiples would result in an implied price of each Euronext share, assuming 111.975 million fully-diluted Euronext shares outstanding and after an adjustment excluding the €3 per Euronext share special dividend, of approximately €63.41 to €103.25.

  Sum-of-the-Parts Analysis

        Citigroup performed a sum-of-the-parts analysis to calculate the implied value of the Euronext shares based on the sum of the implied valuations for each of Euronext's principal business segments (including cash trading/listing business, derivatives trading business and other businesses) on a standalone basis. For the purposes of this analysis, Citigroup included Euronext's indirect ownership stake in MTS in its cash trading/listing business segment and all information services, settlement and custody, sales of software and holding/unallocated lines of business were included in "other businesses." Citigroup derived reference 2007 earnings estimates from each line of business's 1Q 2006 EBITA, their respective percentages of Euronext's consolidated 1Q 2006 EBITA and the consolidated 2007 earnings estimate prepared by NYSE Group management. Based on these reference earnings estimates and a range of estimated multiples of price to earnings of each segment's public comparables for 2007, Citigroup calculated a range of implied valuations for each business segment on a standalone basis.

        The following table sets forth the results of this analysis (all euro amounts in millions other than per share prices):

	2007E P/E Range
					Implied Valuation
Segment:
	Low		Median		Low	Median
Cash Trading/Listing	19.2	x	23.0	x	€3,122	€3,732
Derivatives Trading	26.6		31.4		4,251	5,024
Other Businesses	15.0		20.0		701	934

Total	21.9		26.3		€8,074	€9,690

	Implied Per Share Value				€72.11	€86.54

        Based on this analysis, Citigroup derived a reference range for the implied value of Euronext on a consolidated basis of approximately €8,074 million to €9,690 million. Citigroup calculated that this range of implied values would result in an implied per share value, assuming 111.975 million fully-diluted Euronext shares outstanding, of €72.11 to €86.54.

  Discounted Cash Flow Analysis

        Citigroup performed a discounted cash flow analysis to calculate the estimated present value of the standalone after-tax free cash flows that Euronext could generate over the period from 2007 through 2011 based upon estimated net income for Euronext prepared by NYSE Group management for 2007 and 2008, and a 2009 through 2011 annual revenue growth rate of 10%. Citigroup also performed a discounted cash flow analysis to calculate the estimated present value of the standalone after-tax free cash flows that Euronext could generate over the same period taking into account 100% of approximately $375 million in annual pre-tax synergies estimated by NYSE Group management to result from the transaction, phased-in at approximately $-11 million in 2007, $94 million in 2008 and $310 million in 2009.

        The discounted cash flow analysis was calculated using various additional assumptions, including the following:

  •
  valuation as of December 31, 2006;

  •
  3% perpetuity growth for synergies;

  •
  depreciation and amortization expense equal to capital expenditures; and

  •
  change in working capital equal to 25% of annual change in revenues.

        Citigroup calculated a range of estimated terminal values by applying a 3% perpetuity growth rate to 2011 estimated net income for Euronext on a standalone basis. In addition, Citigroup calculated a similar range by applying a range of terminal multiples of 16.0x-18.0x to fiscal 2012 estimated net income for Euronext on a standalone basis. The present value of the cash flows and terminal values were calculated using discount rates ranging from 9.3% to 11.3%.

        In each case without taking into account any synergies, Citigroup derived a reference range for the implied value of the equity per Euronext share of approximately €63.46 to €84.89 based on the 3% perpetuity growth rate analysis and a reference range €78.73 to €93.89 based on the terminal multiples analysis.

  Contribution Analysis

        Based upon historical operating and financial information for the 12 months ended March 31, 2006 and NYSE Group management's 2006, 2007 and 2008 earnings estimates for Euronext and NYSE Group, Citigroup reviewed the implied contribution percentages of NYSE Group and Euronext to the combined company, unaffected by any pro forma adjustments, in terms of LTM revenues, LTM and estimated 2006, 2007 and 2008 EBITDA and LTM and estimated 2006, 2007 and 2008 net income.

        Based upon the foregoing analysis, without taking into account any cost savings or revenue synergies or other transaction adjustments, Citigroup calculated an implied NYSE Group contribution range in the combined company of approximately 22% to 53%, compared with an implied ownership percentage of NYSE Group shareholders in the pro forma entity of 58.9% on a fully diluted basis.

  Pro Forma Analysis

        Citigroup analyzed the pro forma impact of the acquisition by NYSE Euronext of the Euronext shares on projected EPS for NYSE Group, based upon fiscal 2007 and 2008 earnings estimates prepared by NYSE Group management for NYSE Group and Euronext. The effect on EPS was calculated assuming the transaction closed on December 31, 2006 and using various other assumptions, including the following:

  •
  approximately $375 million in annual pre-tax synergies, phased-in at approximately $-11 million in 2007 and $94 million in 2008;

  •
  approximately $839 million total newly-created identifiable finite-life intangibles amortized over approximately 10 years;

  •
  a blended tax rate of 38% on pro forma adjustments;

  •
  GAAP reconciliation adjustments, including listing fee amortization of approximately $-23 million pre-tax, declining $3 million per year thereafter and an additional $6 million per year of restricted stock expense, increasing 10% per year;

  •
  a special dividend distribution by Euronext of €3 per share pre-closing;

  •
  excess free cash flow used to repay transaction-related debt;

  •
  equivalent annual capital expenditures and pre-transaction depreciation and amortization;

  •
  change in working capital growth equal to 25% of change in revenues; and

  •
  a foreign exchange rate of $1.284 per €1.

        Citigroup compared the NYSE Group management's estimate of standalone 2007 and 2008 EPS of NYSE Group (GAAP EPS) and the GAAP EPS plus after-tax effect of intangible amortization (cash EPS), to the estimated GAAP EPS and cash EPS, respectively, of the combined company using the foregoing assumptions.

	2007 Estimated		2008 Estimated
	NYSE Group Standalone	Pro Forma Combined	NYSE Group Standalone	Pro Forma Combined
Estimated GAAP EPS	$2.24	$2.53	$2.81	$3.52
Accretion/(Dilution)		13.3%		25.2%
Estimated Cash EPS	$2.26	$2.75	$2.84	$3.73
Accretion/(Dilution)		21.3%		31.4%

  Other Factors

        In rendering its opinion, Citigroup also reviewed and considered other factors for informational purposes, including:

  •
  the historical ratio of Euronext's stock price to next twelve months mean EPS estimated by IBES over the three-year period from May 31, 2003 through May 31, 2006, compared with the comparable ratios for companies in the peer group including Deutsche Börse, London Stock Exchange, Chicago Mercantile Exchange and Chicago Board of Trade over the same period;

  •
  growth of Euronext's cash trading, listing and derivatives businesses over 2003, 2004, 2005 and the first quarter of 2006 as measured by their respective revenue, volume and other relevant metrics;

  •
  2005 benchmarks of Euronext against companies in the peer group relevant for each of its main businesses, including: revenues, revenue per trade, average daily number of trades and average trade size in its cash trading business; revenue, market capitalization of domestic listed companies, initial public offering capital raised and number of initial public offerings in its listing business; and revenue, contracts traded by product, mix of contracts and revenue per average contract traded in its derivatives business;

  •
  the operating margin, growth and business mix statistics of NYSE Group, Euronext and the peer group. Estimates for the peer group were based on median estimates obtained from IBES. Estimates for NYSE Group and Euronext were based on NYSE management projections; and

  •
  precedent European and United States "merger of equals" transactions in the financial institutions industry since 1995, including their deal values, 1-day premiums paid by acquirer, the respective ownership percentages and board representation of acquirer and target in the resulting entity and other indicators (including the selection of chairman, chief executive officer, corporate headquarters and brand).

        Based on the analyses described above, Citigroup determined that the aggregate consideration to be paid by NYSE Euronext in the exchange offer is fair, as of the date of the opinion, from a financial point of view, to NYSE Group.

        Citigroup's opinion was provided for the information of the NYSE Group board of directors in its evaluation of the proposed transaction with the holders of the Euronext shares and was limited solely to the fairness, from a financial point of view, as of the date of the opinion, of the aggregate consideration to be paid by NYSE Euronext to the holders of the Euronext shares for the acquisition of the Euronext shares. Neither Citigroup's opinion nor its related analyses constituted a recommendation of the transaction with the holders of the Euronext shares to the NYSE Group board of directors. Citigroup makes no recommendation to any stockholder regarding how such stockholder should vote or act on any matters relating to the transactions, including the merger and the payment by NYSE Euronext of the aggregate consideration to holders of the Euronext shares.

        The preceding discussion is a summary of the material financial analyses furnished by Citigroup to the NYSE Group board of directors, but it does not purport to be a complete description of the analyses performed by Citigroup or of its presentation to the NYSE Group board of directors. The preparation of financial analyses and fairness opinions is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. Citigroup made no attempt to assign specific weights to particular analyses or factors considered, but rather made qualitative judgments as to the significance and relevance of all the analyses and factors considered and determined to give its fairness opinion as described above. Accordingly, Citigroup believes that its analyses, and the summary set forth above, must be considered as a whole, and that selecting portions of the analyses and of the factors considered by Citigroup, without considering all of the analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses conducted by Citigroup and its opinion. With regard to the comparable companies and precedent transactions analyses summarized above, Citigroup selected comparable public companies and precedent transactions on the basis of various factors, including size and similarity of the line of business of the relevant entities; however, no company utilized in these analyses is identical to Euronext and no precedent transaction is identical to the proposed transaction with holders of the Euronext shares. As a result, these analyses are not purely mathematical, but also take into account differences in financial and operating characteristics of the subject companies and other factors that could affect the proposed transaction with holders of the Euronext shares or public trading value of the subject companies to which Euronext is being compared.

        In its analyses, Citigroup made numerous assumptions with respect to NYSE Group and Euronext, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of NYSE Group and Euronext. Any estimates contained in Citigroup's analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because these estimates are inherently subject to uncertainty, none of NYSE Group, Euronext, the NYSE Group board of directors, Citigroup or any other person assumes responsibility if future results or actual values differ materially from the estimates. Citigroup's analyses were prepared solely as part of Citigroup's analysis of the fairness of the consideration to be issued by NYSE Euronext for the acquisition of the Euronext shares and were provided for the information of the NYSE Group board of directors in that connection. The opinion of Citigroup was only one of the factors taken into consideration by the NYSE Group board of directors in making its determination to approve the transaction agreement and the transactions. See "The Combination—NYSE Group's Reasons for the Combination."

        Citigroup is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The NYSE Group board of directors selected Citigroup to act as its financial advisor in connection with the proposed transaction with Euronext on the basis of Citigroup's international reputation, Citigroup's experience in the financial service industry and Citigroup's familiarity with NYSE Group and Euronext. Pursuant to its May 17, 2006 engagement letter between NYSE Group and Citigroup, NYSE Group paid Citigroup $5 million following the delivery of its opinion, and NYSE Group has agreed to pay Citigroup an additional fee of $10 million upon the closing of the exchange offer, and a fee of $20 million (less any fees previously paid to Citigroup under its engagement letter with NYSE Group) upon the completion of any second-step transaction that results in a minimum of 95% ownership in Euronext by NYSE Euronext or a company formed by NYSE Euronext for the purpose of acquiring Euronext. NYSE Group has also agreed to indemnify Citigroup against specific liabilities and expenses relating to or arising out of its engagement, including liabilities under the federal securities laws. Citigroup and its affiliates in the past have provided services to NYSE Group unrelated to the proposed transactions, for which services Citigroup and its affiliates have received compensation, including, without limitation, acting as financial advisor, and providing a fairness opinion in 2005, to the NYSE in connection with its merger with Archipelago Holdings, Inc., for which Citigroup and its affiliates received $3,500,000, and acting as co-manager with respect to the offering of 28,750,000 shares of NYSE Group common stock by stockholders of NYSE Group in May 2006, for which Citigroup and its affiliates received $1,531,440. An affiliate of Citigroup is one of the lenders under the bridge facility that NYSE Euronext may borrow under to fund the cash portion of the consideration being offered to Euronext shareholders in the exchange offer, in connection with which it expects to receive fees not to exceed $100,000. In addition:

  •
  Shares of Citigroup Inc., the parent company of Citigroup, are listed on the NYSE and, accordingly, Citigroup Inc. pays listing fees to the NYSE. In addition, certain current and former officers of

    Citigroup and its affiliates have in the past served on the board of directors of the NYSE and certain employees of Citigroup and its affiliates serve on various NYSE committees.

  •
  Citigroup and its affiliates are collectively a leading trader of NYSE stocks and maintain a trading operation on the NYSE floor.

  •
  John Reed, Citigroup Inc.'s former chairman and co-chief executive officer, is a former chairman and chief executive officer of the NYSE. In addition, Richard Ketchum, former general counsel of Citigroup Corporate and Investment Bank, is the chief executive officer of NYSE Regulation.

  •
  Citigroup and its affiliates conduct securities trading through the trading systems of, Archipelago and its affiliates. Citigroup also advised NYSE Arca Holdings, Inc. (then known as PCX Holdings, Inc.), the parent of NYSE Arca, Inc., in its sale to Archipelago in 2005, for which Citigroup received $600,000. In addition, Citigroup and its affiliates hold ETPs and OTPs issued by NYSE Arca, Inc. and, accordingly, are subject to its regulatory oversight. Certain current and former employees of Citigroup and its affiliates have in the past served and are currently serving on the NYSE Arca, Inc. board of directors.

  •
  Citigroup is a NYSE member organization and, accordingly, is subject to the regulatory oversight of the NYSE.

  •
  Citigroup Global Markets Limited, an affiliate of Citigroup ("CGML"), is a member of, and conducts securities trading through the exchanges of, certain of Euronext's affiliates, including Euronext Amsterdam, Euronext Paris, Euronext.liffe and MTS European Bond Trading, and accordingly, is subject to the regulatory oversight of such exchanges. CGML also holds equity positions in certain of these exchanges in connection with its membership in such exchanges.

  •
  In the ordinary course of business, Citigroup and its affiliates may actively trade or hold the securities of NYSE Group and Euronext for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. As of February 15, 2007, Citigroup held for its own account approximately 637,576 shares of NYSE Group common stock and approximately 281 Euronext shares, representing approximately 0.4% and 0.0% of the outstanding shares of NYSE Group and Euronext, respectively. In addition, Citigroup and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with NYSE Group, Euronext and their respective affiliates and companies in which they may have an investment.

Opinions of Euronext's Financial Advisors

  Opinion of Morgan Stanley

        The Euronext managing and supervisory boards retained Morgan Stanley to provide the Euronext managing and supervisory boards with financial advisory services in connection with the combination. The Euronext managing and supervisory boards selected Morgan Stanley to act as their financial advisor based on Morgan Stanley's qualifications, expertise and reputation and its knowledge of the business and affairs of Euronext. On January 3, 2007, Morgan Stanley rendered to the Euronext managing and supervisory boards its written opinion that as of January 3, 2007, and based upon and subject to the assumptions and limitations set forth in its opinion, the consideration to be received by the Euronext shareholders in the exchange offer was fair from a financial point of view to the Euronext shareholders, as a whole. On June 1, 2006 and November 23, 2006, in connection with Euronext's entry into the original combination agreement and the amended and restated combination agreement, respectively, Morgan Stanley rendered to the Euronext supervisory and managing boards substantially similar opinions, dated as of June 1, 2006 and November 23, 2006, respectively, which were subject to assumptions and limitations substantially similar to those set forth in the opinion dated as of January 3, 2007.

        The full text of Morgan Stanley's opinion, dated January 3, 2007, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken by Morgan Stanley is included as Annex C to this document and has been included in this document with the consent of Morgan Stanley. We urge you to read the included opinion carefully and in its entirety. Morgan Stanley's opinion is directed to the Euronext managing and supervisory boards and addresses only the fairness from a financial point of view of the consideration to be received by the Euronext shareholders pursuant to the combination agreement, and does not address any other aspect of the combination, including the relative merits of the combination compared to other strategic alternatives potentially available to Euronext, the relative effects of any potential alternative transaction in which Euronext might have engaged or the Euronext managing and supervisory boards' decisions to proceed with the combination. Morgan Stanley's opinion does not constitute a recommendation to any Euronext shareholder as to whether such shareholders should approve the combination agreement and the transactions contemplated thereby or whether such shareholders should tender their shares in the exchange offer or otherwise act in connection with the combination, or to any NYSE Group stockholders as to whether such stockholders should accept or reject the combination agreement and the transactions contemplated thereby or otherwise act in connection with the combination. The summary of the opinion of Morgan Stanley set forth in this document is qualified in its entirety by reference to the full text of the opinion, which is included as Annex C to this document. We encourage you to read the entire opinion carefully.

        In connection with rendering its opinion, Morgan Stanley, among other things:

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  reviewed certain publicly available financial statements and other information of Euronext and NYSE Group;

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  reviewed certain internal financial statements and other financial and operating data concerning Euronext prepared by the management of Euronext;

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  reviewed certain financial projections prepared by the management of Euronext and discussed the past and current operations and financial condition and the prospects of Euronext with senior executives of Euronext;

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  reviewed certain financial projections prepared by the management of NYSE Group and discussed the past and current operations and financial condition and the prospects of NYSE Group with senior executives of NYSE Group;

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  reviewed the reported prices and trading activity for Euronext shares and NYSE Group common stock;

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  compared the financial performance of each of Euronext and NYSE Group and the prices and trading activity of Euronext shares and NYSE Group common stock with that of certain other comparable publicly traded companies and their securities;

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  reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

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  discussed with Euronext and NYSE Group management their assessment of the benefits which they believed could be realized from the combination;

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  participated in discussions and negotiations among representatives of Euronext and NYSE Group and their financial and legal advisers;

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  reviewed the combination agreement; and

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  reviewed such other information, performed such other analyses, and considered such other factors as Morgan Stanley deemed appropriate.

        In arriving at its opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by Morgan Stanley for the purposes of its opinion.

With respect to the financial projections, including in relation to strategic, financial and operational benefits expected to be realized from the combination, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Euronext and of NYSE Group. In addition, Morgan Stanley assumed that the combination would be consummated in accordance with the terms set forth in the combination agreement, and that in connection with the receipt of all necessary anti-trust and regulatory approvals for the combination, no restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived from the combination. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Euronext or NYSE Group, and Morgan Stanley was not furnished with any such appraisals. Morgan Stanley is not a legal, tax, or regulatory expert, and Morgan Stanley relied upon, without independent verification, the assessments of such experts with respect to such issues. Morgan Stanley's opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of January 3, 2007. Events occurring after January 3, 2007, may affect Morgan Stanley's opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion. Morgan Stanley did not consider the impact of Euronext's share repurchase program on the fairness of the transactions to each set of shareholders because it regarded the effect of the repurchase program as immaterial to its analysis.

        Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, Morgan Stanley may from time to time trade in the securities, indebtedness, commodities or currencies or derivatives thereof, of Euronext and NYSE Group for its own account, the accounts of investment funds and other clients under the management of Morgan Stanley and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such instruments for any such account.

        In connection with the financial advisory services provided to Euronext relating to the merger, Euronext has agreed to pay Morgan Stanley a fee of up to €25,000,000 (€5,000,000 of which is discretionary), a substantial portion of which is due upon completion of the combination. Euronext has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services and to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under federal securities laws, related to or arising out of Morgan Stanley's engagement and any related transactions. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services for Euronext and NYSE Group and have received fees in connection with such services. In the past two years, Morgan Stanley has received fees in the amount of approximately €1,450,000 for rendering such services to Euronext and fees in the amount of approximately $2,000,000 for rendering such services to NYSE Group. Additionally, Morgan Stanley and its affiliates route order flow in equity securities to the NYSE and NYSE Arca, and execute trades through Euronext. Morgan Stanley is an NYSE member organization and, accordingly, is subject to the regulatory oversight of the NYSE. The common stock of Morgan Stanley also is listed for trading on the NYSE.

  Opinion of ABN AMRO

        In connection with the combination, the Euronext managing and supervisory boards retained ABN AMRO to act as their financial advisor and to render an opinion as to whether the standard offer consideration to be offered to Euronext shareholders in the exchange offer is fair, from a financial point of view, to the Euronext shareholders. The Euronext managing and supervisory boards selected ABN AMRO to act as their financial advisor based on ABN AMRO's qualifications, expertise and reputation and its knowledge of the business and affairs of Euronext. On January 3, 2007, ABN AMRO delivered its written opinion to the Euronext managing and supervisory boards that, as of that date, and based upon and subject to the assumptions, qualifications and other considerations set forth in the ABN AMRO opinion, the standard offer consideration to be offered to the Euronext shareholders in the exchange offer was fair from a financial point of view to the Euronext shareholders. On June 1, 2006 and November 23, 2006, in connection with Euronext's entry into the original combination agreement and the amended and restated combination agreement, respectively. ABN AMRO rendered to the Euronext supervisory and managing boards substantially similar opinions, dated as of June 1, 2006 and November 23, 2006, which were subject to substantially similar assumptions, qualifications and other considerations set forth therein, in connection with Euronext's entry into the combination agreement.

        The full text of the ABN AMRO opinion is attached hereto as Annex D and sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by ABN AMRO in rendering its opinion. ABN AMRO provided its opinion to the Euronext managing and supervisory boards in connection with their evaluation of the combination. ABN AMRO's opinion is directed to the Euronext managing and supervisory boards and addresses only the fairness from a financial point of view of the standard offer consideration to be offered to the Euronext shareholders in the exchange offer, and does not address any other aspect of the combination, including the relative merits of the combination compared to other strategic alternatives potentially available to Euronext, the relative effects of any potential alternative transaction in which Euronext might have engaged or the Euronext managing and supervisory boards' decisions to proceed with the combination. The ABN AMRO opinion does not constitute a recommendation to any Euronext shareholder as to whether such shareholders should approve the combination agreement and the transactions contemplated thereby or whether such shareholders should tender their shares in the exchange offer or otherwise act in connection with the combination, or to any NYSE Group stockholders as to whether such stockholders should accept or reject the combination agreement and the transactions contemplated thereby or tender their shares in the exchange offer or otherwise act in connection with the combination. This summary does not purport to be a complete description of the ABN AMRO opinion or the analyses performed by ABN AMRO in connection with rendering its opinion and is qualified in its entirety by reference to the written opinion of ABN AMRO set forth in Annex D hereto. You are urged to read the opinion carefully and in its entirety.

        For the purposes of providing its opinion, ABN AMRO:

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  reviewed certain publicly available business and financial information relating to Euronext, including Euronext's audited consolidated financial statements for the three consecutive financial years ended December 31, 2005, 2004 and 2003, the unaudited figures for the three-month period ending March 31, 2006, the unaudited half-year figures for the period ending June 30, 2006, and the unaudited figures for the nine-month period ending September 30, 2006, and certain publicly available financial forecasts relating to the business and financial prospects of Euronext prepared by certain research analysts;

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  reviewed certain publicly available business and financial information relating to NYSE Group, including NYSE Group's unaudited pro forma condensed combined financial data for the financial year ended December 31, 2005, the unaudited figures for the three-month period ending March 31, 2006, the unaudited half-year figures for the period ending June 30, 2006, and the unaudited figures for the nine-month period ending September 30, 2006, and certain publicly available financial forecasts relating to the business and financial prospects of NYSE Group prepared by certain research analysts;

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  reviewed certain publicly available business and financial information relating to NYSE Group's merger with Archipelago, secondary offering completed in May 2006 and the business plan dated May 2006 which was provided to ABN AMRO by NYSE Group's advisers;

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  participated in discussions with and reviewed information provided by the senior management of Euronext and NYSE Group with respect to the businesses and prospects of Euronext and NYSE Group;

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  participated in discussions with, and reviewed information provided by, relevant employees of Euronext and NYSE Group with regard to the expected synergies which a combination of Euronext and NYSE Group is expected to generate;

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  reviewed the historical stock prices and trading volumes of the Euronext shares and the NYSE Group shares;

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  reviewed the financial terms of certain transactions that ABN AMRO believed to be comparable to the exchange offer;

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  reviewed public information with respect to certain other companies ABN AMRO believed to be comparable to Euronext and NYSE Group;

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  reviewed those parts of the combination agreement, and other documents, that ABN AMRO deemed relevant for the purposes of providing its opinion; and

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  performed such other financial reviews and analysis, as ABN AMRO, in its absolute discretion, deemed appropriate.

        With respect to any financial forecasts (including forecasts regarding the estimated amount and timing of certain revenue, cost and tax synergies projected to result from the combination of Euronext and NYSE Group) that may have been made available, ABN AMRO assumed that such forecasts had been reasonably prepared on bases reflecting the best available estimates and judgments of the management of Euronext and NYSE Group as to the future financial performance of Euronext and/or NYSE Group and/or NYSE Euronext, and that no event subsequent to the date of any such financial forecasts had had a material effect on them. In addition, ABN AMRO extended certain of those forecasts into future periods based on various assumptions. ABN AMRO did not assume or accept liability or responsibility for (and expressed no view as to) any such forecasts or the assumptions on which they are based. ABN AMRO assumed and relied upon, without independent verification, the truth, accuracy and completeness of the information, forecasts (that may have been made available), data and financial terms provided to ABN AMRO or used by ABN AMRO, assumed that the same were not misleading and did not assume or accept any liability or responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets, operations or liabilities of Euronext or NYSE Group, nor was ABN AMRO provided with any such valuation or appraisal. In preparing its opinion, ABN AMRO received specific confirmation from senior management of Euronext that the assumptions specified above were reasonable and no information had been withheld from ABN AMRO that could have influenced the purport of its opinion or the assumptions on which it was based. ABN AMRO did not seek or obtain such confirmation from NYSE Group.

        Further, ABN AMRO's opinion was necessarily based on financial, economic, monetary, exchange rate, market and other conditions, as in effect on, and the information made available to ABN AMRO or used by it up to, the date of the ABN AMRO opinion. The ABN AMRO opinion focused exclusively on whether the standard offer consideration to be offered to Euronext shareholders in the exchange offer was fair from a financial point of view to the Euronext shareholders and did not address any other issues, such as the underlying business decision to agree to a business combination between Euronext and NYSE Group or the commercial merits of the foregoing, which are matters solely for the supervisory board and the managing board of Euronext. In addition, the ABN AMRO opinion did not in any manner address the prices or volumes at which the Euronext shares, the NYSE Euronext shares, the NYSE Group shares or the shares of any other entities involved in the transactions contemplated by the combination agreement, may trade prior to or following consummation of the exchange offer or the combination. Subsequent developments in the aforementioned and other conditions may affect the conclusions expressed in the

ABN AMRO opinion and the assumptions made in preparing the ABN AMRO opinion and ABN AMRO is not obliged to update, revise or reaffirm the ABN AMRO opinion if such conditions change. ABN AMRO did not consider the impact of Euronext's share repurchase program on the fairness of the transactions to each set of shareholders because it regarded the effect of the repurchase program as immaterial to its analysis.

        In rendering its opinion, ABN AMRO did not provide legal, regulatory, tax, accounting or actuarial advice and accordingly ABN AMRO did not, and does not, assume any responsibility or liability in respect thereof. Furthermore, ABN AMRO assumed that the exchange offer and the other transactions contemplated by the combination agreement would be consummated on the terms and conditions as set out in the draft of the combination agreement it reviewed, without any changes to or waiver of their terms or conditions, in compliance with law and without the exercise of any appraisal rights, and that all requisite consents and approvals would be obtained. ABN AMRO also assumed that debt financing for the cash portion of the consideration to be offered in the exchange offer is available and ABN AMRO expressed no opinion on the price, terms or form of such financing.

        ABN AMRO was selected by the Euronext managing and supervisory boards as their financial advisor, and to render an opinion to the Euronext managing and supervisory boards, because ABN AMRO is an internationally recognized investment banking firm and because, as part of its investment banking business, ABN AMRO is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. ABN AMRO is acting as financial advisor to Euronext in connection with the combination and the transactions contemplated by the combination agreement and will receive fees for its services, a significant portion of which fees are contingent upon consummation of the combination. From time to time, ABN AMRO and its affiliates may have also (i) maintained banking and financial advisory relationships with Euronext or NYSE Group for which ABN AMRO has received approximately €7,350,000 in fees from such relationships with Euronext and no fees from such relationship with NYSE Group, in each case, during the past two years, and (ii) executed transactions, for their own account or for the accounts of customers, in the Euronext shares or the NYSE Group shares or debt securities of Euronext or NYSE Group and, accordingly, may at any time hold a long or short position in such securities. ABN AMRO is a holder of Euronext shares and NYSE Group shares, and provides financing facilities to Euronext. ABN AMRO may in the future provide certain banking, financial advisory or financing services to, and execute transactions for its own account or for the accounts of our customers in the securities of, Euronext, the NYSE Group or NYSE Euronext. In addition, ABN AMRO's ordinary shares are traded on Euronext Amsterdam and ABN AMRO's American Depositary Shares are listed on the NYSE. ABN AMRO Incorporated, an affiliate of ABN AMRO, is an NYSE member organization and is subject to the regulatory oversight of the NYSE.

        Pursuant to a letter agreement, Euronext has agreed to pay ABN AMRO a fee of approximately €14,300,000 (of which €2,500,000 is discretionary) for its financial advisory services provided in connection with the combination, a substantial portion of which is due upon consummation of the combination. Regardless of whether a transaction is proposed or completed, Euronext has agreed to reimburse ABN AMRO, immediately upon ABN AMRO's request, for all reasonable out-of-pocket expenses, including reasonable fees and disbursements of ABN AMRO's counsel, and has agreed to indemnify ABN AMRO against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with ABN AMRO, which are customary in transactions of this nature, were negotiated at arm's length between Euronext and ABN AMRO, and the Euronext managing board and supervisory board were aware of such arrangement, including the fact that a significant portion of the aggregate fee payable to ABN AMRO is contingent upon consummation of the transaction.

  Summary of Financial Analyses of Morgan Stanley and ABN AMRO

        In preparing their respective opinions to the Euronext managing and supervisory boards, Morgan Stanley and ABN AMRO performed a variety of financial and comparative analyses, including those described below. The summary of the analyses described below is not a complete description of the analyses underlying their opinions. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at their respective opinions, each of Morgan Stanley and ABN AMRO made qualitative judgments as to the significance and relevance of each analysis and factor that they considered and each of Morgan Stanley and ABN AMRO considered the results of all of their analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Accordingly, each of Morgan Stanley and ABN AMRO believe that the summary provided and the analyses described below must be considered as a whole and that selecting any portion of these analyses, without considering all of them as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, each of Morgan Stanley and ABN AMRO may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis or combination of analyses described below should therefore not be taken to be either Morgan Stanley's or ABN AMRO's view of the actual value of Euronext and NYSE Group.

        In their analyses, each of Morgan Stanley and ABN AMRO made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of Euronext and NYSE Group. Any estimates contained in Morgan Stanley's and ABN AMRO's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates. The analyses described below were prepared solely as a part of Morgan Stanley's analysis of the fairness from a financial point of view of the consideration to be received by the Euronext shareholders in the exchange offer and in connection with the delivery by Morgan Stanley of its opinion dated January 3, 2007 to the Euronext managing and supervisory boards, and ABN AMRO's analysis of the fairness from a financial point of view of the standard offer consideration to be offered to Euronext shareholders in the exchange offer and in connection with the delivery by ABN AMRO of its opinion dated January 3, 2007 to the Euronext managing and supervisory boards. Morgan Stanley's and ABN AMRO's analyses do not purport to be appraisals or to reflect the prices at which Euronext shares, shares of NYSE Group common stock or shares of NYSE Euronext common stock might actually trade. The consideration to be received by Euronext shareholders in the combination was determined through arm's-length negotiations between Euronext and NYSE Group and the Euronext managing and supervisory boards authorized Euronext's entry into the combination agreement. Neither Morgan Stanley nor ABN AMRO recommended any consideration to Euronext or that any given exchange offer consideration constituted the only appropriate consideration for the combination.

        In addition, Morgan Stanley's and ABN AMRO's respective opinions and their joint presentation to the Euronext managing and supervisory boards was one of many factors taken into consideration by Euronext's managing and supervisory boards in deciding to approve the combination. Consequently, the analyses as described below should not be viewed as determinative of the decision of the Euronext managing and supervisory boards with respect to the combination or of whether the Euronext managing and supervisory boards would have been willing to agree to a different transaction.

        The following is a summary of the material financial analyses of Morgan Stanley and ABN AMRO which were presented to the Euronext managing and supervisory boards on January 3, 2007. These summaries of financial analyses include information presented in tabular format. To fully understand Morgan Stanley's and ABN AMRO's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

  52-week Common Stock Trading Range for Euronext and NYSE Group

        Morgan Stanley and ABN AMRO analyzed the historical closing prices and trading volumes for Euronext shares for the period from January 3, 2006 to January 2, 2007. During that time, the lowest closing price for Euronext shares was €42.80 per share and the highest closing price was €95.85 per share. Morgan Stanley and ABN AMRO noted that Euronext shares closed at a price of €89.60 per share on January 2, 2007. Morgan Stanley and ABN AMRO also noted that the implied purchase price of Euronext shares, based on the closing prices of NYSE Group common stock and Euronext shares on January 2, 2007 and the proposed exchange offer consideration, was $93.06 per share and was near Euronext's closing price as of January 2, 2007.

        Morgan Stanley and ABN AMRO also analyzed the historical closing prices and trading volumes for NYSE Group common stock for the period from March 8, 2006 to January 2, 2007. During that time, the lowest closing price for NYSE Group common stock was $49.98 per share and the highest closing price was $108.96.

  Analyst Price Targets

        Morgan Stanley and ABN AMRO reviewed and analyzed future public market trading price targets for Euronext shares and NYSE Group common stock prepared and published by equity research analysts, in November 2006. For these reports, the analyst price targets yielded an average standalone valuation of Euronext shares of €72.40 and an average standalone valuation of NYSE Group common stock of $79.00.

        The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for Euronext shares and NYSE Group common stock and these estimates are subject to uncertainties, including the future financial performances of Euronext and NYSE Group and future financial market conditions.

  Comparable Companies Analysis

        While noting that no comparable public company is exactly identical to Euronext or NYSE Group, Morgan Stanley and ABN AMRO compared selected financial information for Euronext and NYSE Group with publicly available consensus earnings estimates for comparable companies. These companies were selected based on their product offerings, business profiles and operating processes. Each of these companies operates in the financial exchange industry and demonstrates operating and business characteristics similar to those of Euronext and NYSE Group. Based upon publicly available estimates of certain securities research analysts and using the closing prices as of January 2, 2007, Morgan Stanley and ABN AMRO calculated, for each of these companies, the stock trading price divided by the EPS estimates for calendar years 2006 and 2007 (the "price/earnings" multiple).

        Using a 2006 price/earnings multiple range between 20.0x and 24.0x implied a Euronext share price between €52.53 and €63.03 per share.

        Using a 2007 price/earnings multiple range between 18.0x and 22.0x implied a Euronext share price between €61.92 and €75.68 per share. The closing price of Euronext shares was €89.60 per share on January 2, 2007.

        Using a 2007 price/earnings multiple range between 25.0x and 30.0x implied a NYSE Group common stock price between $55.50 and $66.60 per share. The closing price of NYSE Group common stock was $97.20 per share on January 2, 2007.

        No company included in the comparable company analysis is identical to Euronext or NYSE Group. In evaluating the comparable companies, Morgan Stanley and ABN AMRO made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of Euronext or NYSE Group, such as the impact of competition on the business of Euronext or NYSE Group and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of Euronext or NYSE Group or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not necessarily in itself a meaningful method of using comparable company data.

  Comparable Transactions Analysis

        Morgan Stanley and ABN AMRO also analyzed the ratio of equity value, defined as market capitalization, to estimated next twelve month net income, of 17 selected transactions in the exchange sector since 1997 and the implied value per Euronext share based on a range of multiples.

        The following table summarizes Morgan Stanley's and ABN AMRO's analysis:

Precedent Transaction Financial Statistics	Euronext Financial Statistic	Comparable Transactions Multiple Statistic	Implied Value Per Share Range for Euronext
Equity Value to Estimated Next Twelve Months Net Income	€393MM	25.0-30.0x	€86.00-103.19

        No company or transaction utilized in the precedent transaction analyses is identical to Euronext or the combination. In evaluating the precedent transactions, Morgan Stanley and ABN AMRO made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of Euronext and NYSE Group, such as the impact of competition on the business of Euronext, NYSE Group or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Euronext, NYSE Group, or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

  Discounted Cash Flow Analysis

        Morgan Stanley and ABN AMRO performed a discounted cash flow analysis for each of Euronext and NYSE Group. The financial information used to complete this analysis was based on financial projections provided to Morgan Stanley and ABN AMRO by the management of Euronext and NYSE Group, respectively. In each case, Morgan Stanley and ABN AMRO calculated the present value of the unlevered free cash flows for the period beginning January 2, 2007 and ending on December 31, 2009. Morgan Stanley and ABN AMRO added to this amount the present value of a "terminal value," an amount calculated by dividing the company's projected free cash flow for 2010 by the weighted average cost of capital ("WACC") minus a perpetual growth rate. Morgan Stanley and ABN AMRO calculated terminal values for Euronext by utilizing a WACC of 7.4% and a perpetual growth rate ranges of 2.5% to 3.5% and calculated terminal values for NYSE Group by utilizing a WACC of 8.1% and perpetual growth rate ranges of 2.5% to 3.5%. For purposes of this analysis Morgan Stanley and ABN AMRO believed the discount rates provided a reasonable estimate of each of Euronext's and NYSE Group's cost of capital. For purposes of this analysis, Morgan Stanley and ABN AMRO used a 29.1% statutory tax rate for Euronext and 43.0% for NYSE Group. The following table summarizes the results of this analysis:

	Perpetual Growth Rate Ranges
Discounted Cash Flow Analysis—Price Per Share	2.5%	3.5%
Euronext Range: 7.4% WACC	€85.22	€98.84

	Perpetual Growth Rate Ranges
Discounted Cash Flow Analysis—Price Per Share	2.5%	3.5%
NYSE Group Range: 8.1% WACC	$84.59	$96.83

  Value Accretion Analysis

        Morgan Stanley and ABN AMRO reviewed the pro forma impact of the combination on value to Euronext shareholders and NYSE Group stockholders as of January 2, 2007. In calculating the value accretion to Euronext shareholders and NYSE Group stockholders, Morgan Stanley and ABN AMRO assumed an election by Euronext shareholders to receive 100% of the cash consideration available, resulting in assumed ownership of the combined company by Euronext shareholders and NYSE Group ownership stakes in the combined company to the individual stand-alone market capitalization of Euronext and NYSE Group as of January 2, 2007, Morgan Stanley and ABN AMRO calculated value accretion to Euronext shareholders of 11.1% (after adding back the value of the cash component of the offer consideration received by Euronext shareholders to the value of their assumed stake in the combined company) and value accretion to NYSE Group shareholders of 9.0%.

        The anticipated market capitalization of the combined company was calculated as of January 2, 2007, as follows:

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  Euronext's market capitalization as of January 2, 2007; plus

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  NYSE Group's market capitalization as of January 2, 2007; plus

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  the net present value of the expected synergies to be generated from the combination; plus

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  the value generated from potential tax benefits in the combination; minus

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  the cash consideration expected to be paid to Euronext shareholders in the combination.

  Assessed Ranges

        Based on the above financial analyses, Morgan Stanley and ABN AMRO selected a representative range of values per Euronext share and per NYSE Group share. These assessed ranges were between €70.00 and €85.00 per Euronext share and between $75.00 and $95.00 per NYSE Group share.

  Report of Houlihan Lokey Howard & Zukin (Europe) Limited

        Houlihan Lokey was engaged by Euronext to provide a report, including an opinion to the supervisory board of Euronext regarding the fairness from a financial point of view of the standard consideration to be offered in the exchange offer to Euronext's shareholders taken as a whole.

        On November 23, 2006, Houlihan Lokey rendered its oral opinion to the supervisory board of Euronext which Houlihan Lokey subsequently confirmed in writing by delivery of its written report, dated November 23, 2006 and an opinion letter dated January 4, 2007, that, as of such dates and based upon and subject to the assumptions, qualifications, limitations and other matters described in its written report, the standard consideration to be offered to Euronext's shareholders taken as a whole, was fair to such shareholders from a financial point of view. On January 15, 2007, Houlihan Lokey delivered a supplemental letter to its opinion letter dated January 4, 2007, in which Houlihan Lokey confirmed that it had not deemed it necessary to include in its opinion letter dated January 4, 2007 a table reflecting updates to the valuation analyses set forth in its report, as the results of these valuation analyses had not, as of January 4, 2007, changed materially and continued to support the conclusion set forth in its opinion letter dated January 4, 2007.

        Included as Annex G to this document is the full text of Houlihan Lokey's opinion letter dated January 4, 2007 and supplemental letter dated January 15, 2007, each addressed to the Euronext supervisory board, including, as an annex to the opinion letter, its written report dated as of November 23, 2006, which set forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion letter, supplemental letter, and report.

        Houlihan Lokey directed its opinion letter, supplemental letter, and report to, and provided its opinion letter, supplemental letter, and report for the use and benefit of, the Euronext supervisory board in connection with its evaluation of the exchange offer. The opinion letter and report address only the fairness from a financial point of view of the standard consideration to be offered to Euronext's shareholders taken as a whole and does not address any aspect of the proposed combination other than the exchange offer. Houlihan Lokey's opinion letter and report also do not address the merits of the exchange offer or the proposed combination as compared to other business strategies or transactions that might be available to Euronext or any underlying business decision of Euronext in connection with the combination, exchange offer or any other matter. This summary of Houlihan Lokey's opinion letter and report in this document is qualified in its entirety by reference to the full text of its opinion letter, including the written report annexed thereto, a copy of which is included as Annex G to this document. Euronext encourages Euronext shareholders to read carefully the full text of Houlihan Lokey's opinion letter, supplemental letter, and report. However, Houlihan Lokey's opinion letter, supplemental letter, report, and this summary are not intended to be, and do not constitute advice or a recommendation to any shareholder as to how such shareholder should act or vote or tender their shares with respect to the exchange offer.

  Procedures Followed

        In connection with its opinion letter and report, Houlihan Lokey made such reviews and inquiries and performed such analyses as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

  •
  reviewed certain publicly available financial statements and other information of Euronext and NYSE Group;

  •
  reviewed certain internal financial statements and other financial and operating data concerning Euronext prepared by the management of Euronext;

  •
  reviewed certain financial projections prepared by senior managers in the financial department of Euronext and by the management of NYSE Group;

  •
  reviewed the reported prices and trading activity for Euronext shares and NYSE Group shares;

  •
  discussed with Euronext's and NYSE Group's respective management teams and representatives (a) the nature and operations of the business of Euronext and NYSE Group, including their historical financial performance, existing business plans, future performance estimates, and budgets and (b) the assumptions underlying Euronext's and NYSE Group's business plans, estimates, and budgets as well as risk factors that could effect planned performance;

  •
  compared financial forecasts and projections for Euronext and NYSE Group to publicly available financial forecasts and projections of industry analysts;

  •
  reviewed the historical financial performance and historical market prices and trading volumes for the securities of certain publicly traded companies comparable to Euronext;

  •
  reviewed certain publicly available information for transactions involving companies in the securities exchange industry; and

  •
  conducted such other studies, analyses and inquiries as Houlihan Lokey has deemed necessary and appropriate under the circumstances.

  Material Assumptions Made and Qualifications and Limitations on the Review Undertaken

        Houlihan Lokey has relied upon and assumed, without independent verification, the accuracy and completeness of all documents, data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and does not assume any responsibility with respect to such documents, data, material and other information.

        The management of each of Euronext and NYSE Group advised Houlihan Lokey, and Houlihan Lokey has assumed, that the financial forecasts have been reasonably prepared on bases reflecting the best currently available estimates and each of the management's judgment as to the future financial results and condition of Euronext and NYSE Group, and Houlihan Lokey expresses no opinion with respect to such financial forecasts or the assumptions on which they are based. With respect to publicly available financial forecasts and projections for Euronext and NYSE Group, Houlihan Lokey has reviewed and discussed such forecasts with the management of each of Euronext and NYSE Group and has assumed, with the consent of Euronext, that such forecasts and projections represent reasonable estimates and judgments of the future financial results and condition of Euronext and NYSE Group, and Houlihan Lokey expresses no opinion with respect to such forecasts and projections or the assumptions on which they are based.

        Houlihan Lokey has relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results or operations, business or prospects of Euronext and NYSE Group since the date of the most recent financial statements provided to it, and that there are no information or facts that would make any of the information reviewed by it incomplete or misleading.

        Houlihan Lokey has relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the combination agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to all such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) all conditions to the consummation of the exchange offer and the proposed combination will be satisfied without waiver thereof, and (iv) the exchange offer and the proposed combination will be consummated in a timely manner in accordance with the terms described in the agreements provided to Houlihan Lokey, without any amendments or modifications thereto or any adjustment to the standard consideration to be offered to the shareholders of Euronext.

        Houlihan Lokey has also relied upon and assumed, without independent verification, that (i) the exchange offer and the proposed combination will be consummated in a manner that complies in all respects with all applicable laws and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the exchange offer and the proposed combination will be obtained and that no delay, limitations, restrictions or conditions will be imposed that would result in the disposition of any material portion of the assets of Euronext, NYSE Group or any other party, or otherwise have an adverse effect on Euronext, NYSE Group or any other party or any expected synergies resulting from the proposed combination.

        In addition, Houlihan Lokey has relied upon and assumed, without independent verification, that the final forms of draft documents provided to it will not differ in any material respect from such draft documents.

        Furthermore, no opinion is intended by Houlihan Lokey in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey has assumed, with the consent of Euronext, that such professional advice has been or will be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey has relied on advice of the outside counsels and the statutory auditors to Euronext and NYSE Group, and on the assumptions of the management of Euronext and NYSE Group, as to all legal, regulatory, accounting and tax matters with respect to Euronext, NYSE Group and the proposed combination.

        The report and opinion letter of Houlihan Lokey do not in any manner address the prices or volumes at which the Euronext Shares, the NYSE Euronext shares or the shares of NYSE Group may trade following consummation of the exchange offer or the proposed combination.

        Houlihan Lokey has not been requested and did not make any physical inspection or independent appraisal of the properties, assets or liabilities of Euronext, NYSE Group or any other party. Houlihan Lokey has not made or been provided with an independent appraisal of any of the assets, properties or liabilities (contingent or otherwise) of Euronext, NYSE Group or any other party. Houlihan Lokey has undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Euronext, NYSE Group or any other party is or may be subject or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which either Euronext or NYSE Group is or may be a party or is or may be subject.

        Houlihan Lokey has not been requested to, and did not (i) negotiate the terms of the combination agreement, (ii) initiate any discussions with or solicit any indications of interests from third parties with respect to the proposed combination or alternatives to the proposed combination, or (iii) advise the supervisory board or management board of Euronext or any other party with respect to alternatives to the proposed combination. Houlihan Lokey has not considered, nor is Houlihan Lokey expressing any opinion with respect to, the prices at which the shares of Euronext, NYSE Group or NYSE Euronext may trade subsequent to the disclosure or consummation of the proposed combination.

        Houlihan Lokey has not been requested to opine as to, and the report and opinion letter of Houlihan Lokey do not address: (i) the underlying business decision of Euronext, its shareholders or any other party to proceed with or effect the proposed combination or the exchange offer, (ii) the fairness of any portion or aspect of the exchange offer not expressly addressed in Houlihan Lokey's report or opinion letter, (iii) the fairness of any portion or aspect of the exchange offer to the holders of any class of securities, creditors or other constituencies of Euronext, or any other party other than those set forth in Houlihan Lokey's report or opinion letter, (iv) the relative merits of the proposed combination or the exchange offer as compared to any alternative business strategies that might exist for Euronext or any other person or the effect of any other transaction in which Euronext or any other person might engage, (v) the tax or legal consequences of the exchange offer or the proposed combination to either Euronext, its shareholders, or any other person, (vi) whether any of its shareholders should vote in favor of or accept the terms of the exchange offer or the proposed combination, (vii) the solvency or fair value of Euronext or any other participant in the proposed combination under any applicable laws relating to bankruptcy, insolvency or similar matters, (viii) the fairness of any portion or aspect of the exchange offer or the proposed combination to any one class or group of the holders of equity or debt securities issued by Euronext or any person vis-à-vis any other such class or group, (ix) the decision of any Euronext shareholder to make either a cash election to receive all cash for their Euronext shares, or a stock election to receive all stock for their Euronext shares or (x) any transaction other than the exchange offer contemplated by Article I of the combination agreement.

  Summary of Analyses

        In preparing its opinion to the supervisory board of Euronext, Houlihan Lokey performed a variety of analyses, including those described below. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses is readily susceptible to partial analysis or summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Houlihan Lokey made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. Accordingly, Houlihan Lokey believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses as a whole, would create a misleading or incomplete view of the processes underlying its analyses and opinion.

        No limitations or restrictions were imposed by Euronext on the scope of Houlihan Lokey's investigation or the procedures to be followed by Houlihan Lokey in rendering its opinion. In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of November 20, 2006 for purposes of its report dated November 23, 2006 and as of January 4, 2007 for purposes of its opinion letter dated January 4, 2007. Subsequent developments in those conditions could require a reevaluation of such analyses. However, except for the opinion letter dated January 4, 2007 included in the response prospectus (note en réponse) filed by Euronext with the AMF, Houlihan Lokey does not have an obligation to update, revise or reaffirm its opinion based on such developments, or otherwise. No company or business used in Houlihan Lokey's analyses for comparative purposes is identical to Euronext or NYSE Group and no transaction used in Houlihan Lokey's analyses for comparative purposes is identical to the exchange offer or proposed combination. The estimates contained in Houlihan Lokey's analyses and the reference value ranges indicated by any particular analysis are illustrative and not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Euronext, NYSE Group or Houlihan Lokey. Much of the information used in, and accordingly the results of, Houlihan Lokey's analyses are inherently subject to substantial uncertainty and, therefore, none of Euronext, NYSE Group, Houlihan Lokey or any other person assumes any responsibility if future results are different from those estimated.

        Houlihan Lokey's opinion letter and report were provided to the supervisory board of Euronext in connection with its consideration of the exchange offer and was only one of many factors considered by the supervisory board of Euronext in evaluating the exchange offer. Neither Houlihan Lokey's opinion letter nor its report or analyses were determinative of the consideration to be offered to the shareholders of Euronext in the exchange offer or of the views of the supervisory board or management of Euronext with respect to the exchange offer.

        The exchange ratio in the exchange offer was determined through arm's-length negotiations between Euronext and NYSE Group. Houlihan Lokey did not recommend any specific exchange ratio to the supervisory board of Euronext or advise the supervisory board of Euronext that any specific offer consideration constituted the only appropriate consideration for the exchange offer.

        The following is a brief summary of the material analyses underlying Houlihan Lokey's opinion set forth in its report dated November 23, 2006. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The fact that any specific analysis has been referred to in the summary below is not meant to indicate that such analysis was given greater weight than any other analysis. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the underlying methodologies and the assumptions, qualifications and limitations affecting each analysis, would create a misleading or incomplete view of Houlihan Lokey's analyses.

        In its calculation of the range of values per share for each of Euronext and NYSE Group as of November 20, 2006, based upon and subject to the assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey has employed a multi-criteria approach incorporating the following valuation methods:

  (i)
  a discounted cash flow analysis;

  (ii)
  a relative market-based approach based on a selection of publicly-traded companies; and

  (iii)
  a relative market-based approach based on a selection of publicly-announced change of control transactions.

        In addition, Houlihan Lokey has considered, as references, the publicly-traded share prices and analysts' price targets for each of Euronext and NYSE Group.

        For purposes of its analysis of the standard consideration to be offered to Euronext shareholders in the exchange offer, Houlihan Lokey has calculated range of values per share of NYSE Euronext (the combined company) on a per share basis. The range of values per share of NYSE Euronext was calculated on the assumption that it is the product of (a) the sum of the aggregate equity of Euronext, the aggregate equity of NYSE Group and the net present value of each of the proposed net synergies and tax benefits arising from the proposed combination less the aggregate value of the cash portion of the standard consideration to be offered to Euronext shareholders divided by (b) the pro forma shares outstanding of NYSE Euronext. In addition, Houlihan Lokey assessed the value of the standard consideration to be offered to Euronext shareholders implied by the publicly-traded share prices of each of NYSE Group and Euronext. Furthermore, in its analysis of the proposed net synergies and the amortization tax benefit of NYSE Euronext, Houlihan Lokey relied upon joint estimates of Euronext and NYSE Group.

        For the avoidance of doubt, one of the factors in determining whether the standard consideration to be offered to Euronext shareholders was deemed to be fair from a financial point of view to the shareholders of Euronext taken as a whole, was whether the fair market value of the standard consideration to be offered to Euronext shareholders fell within the range of values per share of Euronext on a standalone basis.

        Discounted cash flow analysis.    In performing its discounted cash flow analysis for each of Euronext and NYSE Group, subject to the assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey relied on (i) Euronext's business plan validated by senior managers in the financial department of Euronext for the fiscal years ending December 31, 2006 through 2009, and (ii) NYSE's management business plan for the fiscal years ending December 31, 2006 through 2009 (which has been approved by the board of directors of NYSE Group only for the fiscal years ending December 31, 2006 through 2008) and NYSE Group management's forecast budget for the balance of the year through December 31, 2006, which contemplate each of Euronext and NYSE Group operating on a standalone basis, thereby not taking into account the effects of the proposed combination.

        Selected companies analysis.    As a complement to the discounted cash flow analysis, Houlihan Lokey analyzed the trading multiples of various publicly-traded securities exchange companies subject to the assumptions, qualifications, limitations and other matters described in its report. Houlihan Lokey considered thirteen publicly-traded comparable companies (excluding NYSE Group and Euronext) representing North American, European, and Asian exchange companies offering various products combination, including cash equity, derivative, and other instruments (e.g., fixed income) as well as clearing functions and related services.

        Subject to the assumptions, qualifications, limitations and other matters described in Houlihan Lokey's report, the companies were compared to Euronext and NYSE Group for purposes of the selected companies analysis because they are publicly traded companies with operations that for the purposes of analysis may be considered similar to certain operations of Euronext and NYSE Group. However, no company utilized in this analysis is identical to Euronext or NYSE Group because of differences between the business mix, regulatory environment, operations and other characteristics of Euronext and NYSE Group and the comparable companies. Subject to the assumptions, qualifications, limitations and other matters described in Houlihan Lokey's report, Houlihan Lokey made judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of Euronext and NYSE Group, such as the impact of competition on the business of Euronext and NYSE Group and on the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Euronext and NYSE Group or the industry or in the markets generally. Houlihan Lokey believes that mathematical analyses (such as determining average and median) are not by themselves meaningful methods of using comparable company data and must be considered together with qualities, judgments and informed assumptions to arrive at sound conclusions.

        On the basis of an analytical matrix that summarizes industry and financial information and subject to the assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters in order to (i) position the companies in the industry and (ii) determine appropriate multiples for each of Euronext and NYSE Group. In evaluating the multiples to apply to each of Euronext and NYSE Group, based upon and subject to all assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey took into consideration, among others, each of Euronext's and NYSE Group's level of revenues, historical and expected future revenue and earnings growth rates, historical and expected future profitability, as well as industry specific metrics such as products offered, trading volumes, and market share.

        Selected transactions analysis.    No company or transaction utilized in the selected transactions analyses is identical to Euronext, NYSE Group, the exchange offer or the proposed combination. In evaluating the selected transactions, Houlihan Lokey made judgments and assumptions with regard to general business, market and financial conditions and other matters, many of which are beyond the control of Euronext or NYSE Group, such as the impact of competition on the business of Euronext or NYSE Group and on the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Euronext, NYSE Group or the industry or in the markets generally, which could affect the public trading value of Euronext and NYSE Group and the aggregate value of the transactions to which they were compared.

        Based upon and subject to the assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey took into consideration each of Euronext's and NYSE Group's business mix, relative performance and growth expectations in its selection of appropriate range of multiples to apply to each of Euronext's and NYSE Group's EBITDA and EBIT levels.

  Value Ranges for Euronext shares

        Discounted cash flow analysis.    After calculating an enterprise value of operations of €6.4 to €7.8 billion, non-operating assets were added to calculate a total enterprise value. Then, based upon and subject to the assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey added net cash of €27.3 million and subtracted minority interest of €32.1 million (as of September 30, 2006), to derive an aggregate value of equity for Euronext of €7.4 to €8.8 billion.

        Selected companies analysis.    After calculating an enterprise value of operations of €6.6 to €7.7 billion, non-operating assets were added to calculate a total enterprise value. Then, based upon and subject to the assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey added net cash of €27.3 million and subtracted minority interest of €32.1 million (as of September 30, 2006), to derive an aggregate value of equity for Euronext of €7.6 to €8.7 billion.

        Selected transactions analysis.    After calculating an enterprise value of operations of €8.5 to €9.3 billion, non-operating assets were added to calculate a total enterprise value. Then, based upon and subject to the assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey added net cash of €27.3 million and subtracted minority interest of €32.1 million (as of September 30, 2006), to derive an aggregate value of equity for Euronext of €9.5 to €10.3 billion.

  Summary of Conclusions

	Range of Values
Euronext
	Enterprise Value[1]		Per Share Value
(Figures in millions, except per share amounts)
Discounted cash flows analysis	€7,406	€8,756	€65.76	€77.75
Selected companies analysis	€7,576	€8,676	€67.27	€77.04
Selected transactions analysis	€9,476	€10,276	€84.15	€91.26
Share price reference[2]	€9,793		€86.97

1
Including €976 million of non-operating assets

2
10 days volume weighted average share price as of November 20, 2006

        Based upon and subject to all assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey observed that the discounted cash flow analysis may be less influenced by factors such as (i) the recent share price appreciation in the industry due to expected consolidation trends, (ii) the different stage of development of electronic trading platforms for Euronext and selected publicly-traded comparable companies, (iii) the difference among industry participants in information technology management (i.e. in-house or outsourced) and (iv) the differences in product mix of Euronext and the selected publicly-traded companies, than the selected transactions analysis and the selected companies analysis.

        Accordingly, based upon and subject to the assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey relied on the discounted cash flow analysis as its primary method of determining a range of values per share of Euronext.

  Value ranges for NYSE Group Shares

        Discounted cash flow analysis.    After calculating an enterprise value of operations, non-operating assets were added to calculate the total enterprise value. After calculating an enterprise value from operations of $10.9 to $12.5 billion, Houlihan Lokey added cash of $777.7 million and subtracted minority interest of $38.1 million, to derive based upon and subject to the assumptions, qualifications, limitations and other matters described in Houlihan Lokey's report, an aggregate value of equity of $11.6 to $13.3 billion.

        Based on an assumption of 159.2 million common shares of NYSE Group outstanding, on a fully diluted basis, and subject to the assumptions, qualifications, limitations and other matters described in Houlihan Lokey's report, Houlihan Lokey's discounted cash flow analysis indicated an implied value of $72.89 to $83.28 per share of common stock of NYSE Group.

        Selected companies analysis.    After calculating an enterprise value of operations, non-operating assets were added to calculate the total enterprise value. After calculating an enterprise value from operations of $11.1 to $12.7 billion, Houlihan Lokey added cash of $777.7 million and subtracted minority interest of $38.1 million, to derive based upon and subject to the assumptions, qualifications, limitations and other matters described in Houlihan Lokey's report, an aggregate value of equity of $11.8 to $13.4 billion.

        Based upon and subject to the assumptions, qualifications, limitations and other matters described in Houlihan Lokey's report, the selected companies analysis of Houlihan Lokey indicated an implied range of values per share of NYSE Group common stock of $74.36 to $84.41.

        Selected transactions analysis.    After calculating an enterprise value of operations, non-operating assets were added to calculate a total enterprise value. After calculating an enterprise value from operations of $11.8 to $13.9 billion, Houlihan Lokey added cash of $777.7 million and subtracted minority interest of $38.1 million, to derive based upon and subject to the assumptions, qualifications, limitations and other matters described in Houlihan Lokey's report, an aggregate value of equity of $12.5 to $14.6 billion.

        Based upon and subject to the assumptions, qualifications, limitations and other matters described in Houlihan Lokey's report, the selected transactions analysis of Houlihan Lokey indicated an implied range of values per share of NYSE Group common stock of $78.76 to $91.95.

  Summary of conclusions

	Indicated Value Ranges
	Enterprise Value		Per Share Value
NYSE Group
(Figures in millions, except per share amounts)
Discounted cash flows analysis	$10,865	$12,520	$72.89	$83.28
Selected companies analysis	$11,100	$12,700	$74.36	$84.41
Selected transactions analysis	$11,800	$13,900	$78.76	$91.95
Share price reference[3]	$14,158		$93.57

3
10 days volume weighted average share price of NYSE Group as of November 20, 2006

        Similarly to Houlihan Lokey's analysis of Euronext range of values per share, Houlihan Lokey observed that, subject to all assumptions, qualifications, limitations and other matters described in its report, the discounted cash flow analysis may be less influenced by factors such as (i) the recent share price appreciation in the industry due to expected consolidation trends, (ii) the different stage of development of electronic trading platforms for NYSE Group and selected publicly-traded comparable companies, (iii) the difference among industry participants in information technology management (i.e. in-house or outsourced) and (iv) the differences in product mix of NYSE Group and the selected publicly-traded companies, than the selected transactions analysis and the selected companies analysis.

        Accordingly, subject to the assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey has relied on the discounted cash flow analysis as its primary method of determining a range of values per share of NYSE Group.

  Range of values for NYSE Euronext shares

        Analysis of synergies.    In its analysis of synergies, Houlihan Lokey relied upon the synergies as prepared jointly by Euronext and NYSE Group. Upon the advice of the management of Euronext and NYSE Group, Houlihan Lokey has assumed that the synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Euronext and NYSE Group and that the synergies will be realized in the amounts and the time periods indicated thereby. In its analysis Houlihan Lokey is not addressing the validity of these synergies or the restructuring costs incurred and, although Houlihan Lokey has discussed these synergies and cost estimates with management, Houlihan Lokey is relying upon them without independent verification.

        Based upon the above assumptions and comparisons and subject to all other assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey's analysis indicated an implied value of the synergies of approximately €1.7 billion (€1.5 billion in the downside case), as compared to Euronext/NYSE Group-prepared valuation of the synergies of €3.4 billion,4 and an equity analyst's range value of the synergies of €1.0 billion to €1.8 billion. Based upon and subject to all assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey observed that Euronext/NYSE Group relied upon a capitalization approach utilizing a P/E multiple of 25.0x, in contrast to its analysis which is derived from a discounted cash flow analysis. Based upon and subject to all assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey further observed that the majority of the analysts have valued the synergies utilizing a discounted cash flow analysis.

4
Presentation "Creating the Global Exchange", June 2, 2006.

        Analysis of Amortization Tax Benefits.    Based upon and subject to all assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey calculated the net present value of the future tax benefits arising from the amortization of the intangible assets as identified by the management of NYSE Group and Euronext, using an average discount rate of 9.1%, based on NYSE Group discount rate of 9.4% and Euronext discount rate of 8.7%, and for each identified intangible asset, the midpoint of the range of useful life as estimated by management5.

5
As described in the Notes to the unaudited pro forma condensed combined financial statements of NYSE Euronext, in the Form S-4 filed on November 13, 2006 by NYSE Euronext.

        Range of Values per share of NYSE Euronext.    Based upon (i) its calculation of the values per share of Euronext and NYSE Group on standalone bases, (ii) the net present value of the expected synergies plus the amortization tax benefit, as determined by the management of both NYSE Group and Euronext and (iii) a total of 269.5 million6 NYSE Euronext shares outstanding, and (iv) all other assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey's analysis indicated an implied range of values per share of NYSE Euronext of €58.56 to €69.06.

6
Total shares outstanding = Euronext fully diluted shares (112.6 million) times 0.98, plus NYSE shares outstanding (159.2 million).

  Fairness Considerations

        Valuation conclusions.    Based upon and subject to the assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey observed that its calculation of an implied range of values per share of Euronext of €65.76 to €77.75 was in-line with brokers' and analysts' target estimates and was within the range of Euronext's closing share prices of €63.65 to €93.30 for the period of May 19 to November 20, 2006.

        Based on (i) its calculation of an implied range of values per share of NYSE Euronext of €58.56 to €69.06 and (ii) the cash portion of the standard consideration to be offered to Euronext shareholders in the exchange offer and (iii) all other assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey's analysis indicated an implied range of values of the standard consideration to be offered to Euronext shareholders in the exchange offer of €78.71 to €89.00 per Euronext share.

        With respect to the cash portion of the standard consideration to be offered to Euronext shareholders in the exchange offer, Houlihan Lokey has assumed that debt financing is available and Houlihan Lokey expresses no opinion on the price, terms or form of such financing.

        Alternatively, based upon and subject to the assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey's analysis of the closing share prices of each of NYSE Group and Euronext, as of November 20, 2006, indicated an implied value per share of NYSE Euronext of €45.33 to €

71.79 and an implied value per share of the standard consideration to be offered to Euronext shareholders in the exchange offer of €65.74 to €91.68.

        Based upon and subject to the assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey's analysis indicated that the standard consideration to be offered to Euronext shareholders in the exchange offer was higher than and/or within the range of (i) values per share of Euronext indicated by its analysis and (ii) Euronext's publicly traded share price over the (a) three month period ending November 20, 2006 and (b) the three-month period prior to the proposed combination.

        Implied valuation multiples.    Based upon and subject to the assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey observed that the EBITDA multiple ranges indicated by its analyses (i) were generally in line with, or above, the observed EBITDA multiples for the selected publicly traded companies, (ii) were in line with Euronext's own publicly-traded EBITDA multiples based on a 10-day volume weighted share price and (iii) were higher than the EBITDA multiples implied by its calculation of an implied range of values per share of Euronext on a standalone basis.

        Premium and Accretion Analyses.    Based upon and subject to the assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey observed that the value of the standard consideration to be offered to the shareholders of Euronext in the exchange offer based on closing trading prices of each of Euronext and NYSE Group on the last business day prior to the May 22, 2006 announcement date of the proposed combination implied a premium of 0.4% compared to Euronext's closing trading price as of the same day. Based upon and subject to the assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey observed that the same analysis as of the last business day prior to the June 1, 2006 signing of the combination agreement implied a premium of 2.7%. Based upon and subject to the assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey observed that as of November 20, 2006, the premium based on public share prices of each of Euronext and NYSE Group was 4.2%.

        Based upon and subject to the assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey's analysis of the premiums based on publicly-traded share prices 30 days prior to the announcement of the proposed combination indicated a 17.4% premium. Based upon and subject to the assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey compared this premium to premiums in other transactions announced as mergers of equals (based on prices 30 days prior to announcement) in the range of negative 7.5% to 29.2% and with a mean and median of 12.1% to 13.9%, for transactions in excess of $1.0 billion from January 1, 2004 to November 1, 2006.

        Based upon and subject to the assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey observed that the modest size of the premium is largely due to the increase in Euronext's publicly-traded share prices prior to the May 22, 2006 announcement of the proposed combination, which may have indicated that the market was anticipating the proposed combination or a similar event.

        Based upon and subject to the assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey's calculation of the range of values per share of Euronext and NYSE Euronext implied a premium range of 14.5% to 19.7%.

        Based upon a downside case scenario comparison with Houlihan Lokey's calculation of range of values per share of Euronext and NYSE Group, where one takes the high end of its range of values per share of Euronext and the low end of its of values per share of NYSE Group, Houlihan Lokey observed that based upon and subject to the assumptions, qualifications, limitations and other matters described in its report, the proposed combination did not require the synergies to be achieved in order to make the proposed combination accretive to Euronext shareholders taken as a whole.

        Contribution Analyses.    Assuming, among other factors, (i) an all-stock deal (where the cash portion of the standard consideration to be offered to Euronext shareholders in the exchange offer is assumed to buy shares of NYSE Euronext at a price equal to the closing price of NYSE Group's common stock on November 20, 2006) (ii) the closing share prices of each of Euronext and NYSE Group, as of November 20, 2006 and (iii) based upon and subject to the assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey's analysis indicated a pro forma ownership of NYSE Euronext by current Euronext Shareholders upon consummation of the proposed combination of approximately 47.2%.

        Based upon and subject to all other assumptions, qualifications, limitations and other matters described in its report, this percentage was compared by Houlihan Lokey to Euronext's pro forma operating performance contribution in terms of revenues, EBITDA and earnings to the combined entity, which ranges between 45% to 52% for the fiscal years ending in 2008 and 2009, with and without the synergies.

        Parity analysis.    Assuming, among other factors, (i) an all-stock deal (where the cash portion of the standard consideration to be offered to Euronext shareholders in the exchange offer is assumed to buy shares of NYSE Euronext at a price equal to the closing prices of NYSE Group's common stock from March 8, 2006 to November 20, 2006) and (ii) the closing share prices of each of Euronext and NYSE Group from March 8, 2006 to November 20, 2006, and (iii) based upon and subject to all other assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey's analysis indicated a pro forma ownership range of NYSE Euronext by Euronext Shareholders upon consummation of the proposed combination of 47.2% to 51.7%.

        Based upon and subject to the assumptions, qualifications, limitations and other matters described in its report, Houlihan Lokey observed that the exchange parity has ranged from 1.14 to 1.49 based upon the closing share prices of each of Euronext and NYSE Group throughout the period one-month prior to the announcement of the proposed combination.

        Excluding the cash portion of the standard consideration to be offered to Euronext shareholders in the exchange offer, Houlihan Lokey observed that based upon and subject to the assumptions, qualifications, limitations and other matters described in its report, the stock portion of the standard consideration to be offered to Euronext shareholders in the exchange offer has ranged from 0.79 to 1.06 based upon the closing share prices of each of Euronext and NYSE Group throughout the period one-month prior to the announcement of the proposed combination.

  Other Matters

        Euronext engaged Houlihan Lokey based on Houlihan Lokey's experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, recapitalizations, and for other purposes. Houlihan Lokey was engaged by Euronext pursuant to a retainer agreement dated November 17, 2006 to provide a report, including an opinion to the supervisory board of Euronext regarding the fairness from a financial point of view of the standard consideration to be offered to the shareholders of Euronext taken as a whole in the exchange offer. Pursuant to the retainer agreement, Euronext agreed to pay Houlihan Lokey a fee of €2,250,000, regardless of the conclusions reached by Houlihan Lokey in its report. Euronext has also agreed to reimburse Houlihan Lokey for certain reasonable out-of-pocket expenses, and to indemnify Houlihan Lokey and certain related parties against certain liabilities and expenses.

        In the past, the Houlihan Lokey group and its affiliates may have provided investment banking and other financial services to Euronext and NYSE Group, or their respective affiliates or any other party that may be involved in the proposed combination, for which they have received or may have received compensation.

        Houlihan Lokey has identified the situation described below as possibly falling within the scope of Article 1 of AMF Instruction No 2006-08 of 25 July 2006 relating to independent experts in application of Title VI of Book II of the General Regulations of the AMF.

        During the 18-month period preceding the date of Houlihan Lokey's designation by Euronext, a member of Houlihan Lokey's group has prepared a report regarding the fair market value of a company that has since become an indirect subsidiary of NYSE Group. Houlihan Lokey believes that this valuation does not create a conflict of interest with persons concerned by the exchange offer or their advisers within the meaning of Article 261-4 of the general regulations of the AMF and does not correspond to the situations listed in Article 1 of the aforementioned AMF instruction because, among other reasons, (i) the valuation was the extension of an assignment started prior to the commencement of the 18-month period preceding the date of Houlihan Lokey's designation by Euronext and (ii) the company was not a direct or indirect subsidiary of NYSE Group at the time of the assignment. Houlihan Lokey believes that this valuation is not susceptible of affecting its independence or the objectivity of its judgment in light of the relatively small fee collected on this assignment.

        In the ordinary course of business, certain of Houlihan Lokey's affiliates may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of Euronext, NYSE Group or NYSE Euronext and any other party that may be involved in the proposed combination. Houlihan Lokey's ultimate parent undertaking, ORIX Corporation, is listed on the New York Stock Exchange. For purposes of Article 1 of the AMF instruction, Houlihan Lokey does not believe these situations are susceptible of affecting its independence or the objectivity of its judgment.

Valuation Report of the Presenting Banks

        In connection with the exchange offer, NYSE Euronext has retained Citigroup Global Markets Limited, JPMorgan Chase Bank, N.A. and Société Générale as presenting banks. Under the General Regulations of the AMF, the French exchange offer prospectus (note d'information) relating to the exchange offer in France must include a description of the financial terms of the exchange offer using a multi-criteria analysis, including an analysis of share prices; multiples of comparable listed companies; sum-of-the-parts; discounted future cash flows; and multiples of comparable transactions. An English translation of the description is attached as Annex H to this document. The analysis was performed solely to comply with French regulations in connection with the preparation of the note d'information and was not prepared with a view towards disclosure in other jurisdictions other than France and Belgium. The analysis was not relied on in any manner by Euronext in its discussions with NYSE Group or in connection with establishing the consideration offered in the exchange offer. The analysis does not constitute an opinion of any of the presenting banks regarding the fairness of the consideration offered in the exchange offer from a financial point of view and is not intended to and does not constitute a recommendation to any Euronext shareholders with respect to the exchange offer.

        For a description of Citigroup and certain relationships it or its affiliates have with NYSE Group, Euronext and their respective affiliates, see "The Combination—Opinion of NYSE Group's Financial Advisor—Other Factors."

        JPMorgan is an internationally recognized investment banking and advisory firm. JPMorgan, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, JPMorgan may from time to time trade in the securities, indebtedness, commodities or currencies or derivatives thereof, of Euronext and NYSE Group for its own account, the accounts of investment funds and other clients under the management of JPMorgan and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such instruments for any such account.

        NYSE Euronext has agreed to reimburse JPMorgan for its expenses incurred in performing its services and to indemnify JPMorgan and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling JPMorgan or any of its affiliates against certain liabilities and expenses, including certain liabilities under federal securities for two years, laws, related to or arising out of JPMorgan's engagement and any related transactions. In the past, JPMorgan and its affiliates have provided financial advisory and financing services for NYSE Group, including acting as global coordinator in connection with NYSE Group's equity offering in May 2006, and have received fees of approximately $6,439,000 in connection with such services. In addition:

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  Shares of JPMorgan Chase & Co., the parent company of JP Morgan, are listed on the NYSE, and JPMorgan Chase & Co. pays listing fees to the NYSE.

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  William B. Harrison, Jr., the retired chairman and chief executive officer of JPMorgan's parent company, was formerly a member of the board of directors of NYSE Group's predecessor, New York Stock Exchange, Inc. William F. Cruger, currently a Managing Director of JPMorgan, was formerly a member of the board of managers of Archipelago Holdings, L.L.C. In addition, Rachel Robbins, the former general counsel of a predecessor of JPMorgan and its parent company, is the general counsel of NYSE Group.

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  JPMorgan and its affiliates are collectively a leading trader of NYSE stocks and maintain a trading operation on the NYSE floor.

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  JPMorgan and its affiliates conduct securities trading through the trading systems of Archipelago and its affiliates. JPMorgan also acted as joint lead manager on Archipelago's initial public offering in August of 2004. In addition, JP Morgan and its affiliates hold ETPs and OTPs issued by NYSE Arca, Inc. and, accordingly, are subject to its regulatory oversight.

  •
  JPMorgan is a NYSE member organization and, accordingly, is subject to the regulatory oversight of the NYSE and NYSE Regulation.

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  JPMorgan Securities Limited, an affiliate of JPMorgan, is a member of, and conducts securities trading through the exchanges of, certain of Euronext's affiliates, including Euronext Amsterdam, Euronext Paris, Euronext.liffe and MTS European Bond Trading, and accordingly, is subject to the regulatory oversight of such exchanges. JPMorgan Securities Limited also holds equity positions in certain of these exchanges in connection with its membership in such exchanges.

  •
  In the ordinary course of business, JPMorgan and its affiliates may actively trade or hold the securities of NYSE Group and Euronext for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. As of September 30, 2006, JPMorgan held for its own account approximately 1,090,646 shares and options of NYSE Group common stock and approximately 2,794,201 Euronext shares and options, representing approximately 0.70% and 1.42% of the outstanding shares of NYSE Group and Euronext, respectively. In addition, JPMorgan and its affiliates may maintain relationships with NYSE Group, Euronext and their respective affiliates and companies in which they may have an investment.

        Société Générale is an internationally recognized investment banking and advisory firm. Société Générale, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, Société Générale may from time to time trade in the securities, indebtedness, commodities or currencies or derivatives thereof, of Euronext and NYSE Group for its own account, the accounts of investment funds and other clients under the management of Société Générale and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such instruments for any such account. As of February 15, 2007, Société Générale held for its own account approximately 3,157,014 Euronext shares, representing approximately 2.80% of the outstanding shares of Euronext.

        The NYSE Group board of directors selected Société Générale to act as its financial advisor in connection with the proposed transaction with Euronext on the basis of Société Générale's international reputation, Société Générale's experience in the financial service industry and Société Générale's familiarity with NYSE Group and Euronext.

        In connection with the financial advisory services provided to Euronext relating to the merger, NYSE Group has agreed to pay SG Americas Securities, LLC ("SGAS"), a wholly owned indirect subsidiary of Société Générale, a fee of up to €6 million (€5 million of which is due upon completion of the combination). NYSE Group has also agreed to reimburse SGAS for its expenses incurred in performing its services and to indemnify SGAS and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling SGAS or any of its affiliates against certain liabilities and expenses, including certain liabilities under federal securities laws, related to or arising out of SGAS's engagement and any related transactions. In the past, Société Générale and its affiliates have provided financial advisory and financing services for Euronext and NYSE Group and have received fees in connection with such services. In the past two years, Société Générale has received fees in the amount of less than €1 million for rendering such services to Euronext and SGAS has received fees of less than €1 million for rendering such services to NYSE Group. Société Générale is one of the lenders under the bridge facility that NYSE Euronext may borrow under to fund the cash portion of the consideration offered to Euronext shareholders in the exchange offer, in connection with which it expects to receive fees to not to exceed $100,000. Additionally, Société Générale and its affiliates route order flow in equity securities to the NYSE and NYSE Arca, and execute trades through Euronext. SGAS is an NYSE member organization and, accordingly, is subject to the regulatory oversight of the NYSE. The common stock of Société Générale is listed for trading on Euronext exchanges.

Interests of Officers and Directors in the Combination

  Interests of the NYSE Group Directors and Executive Officers

        In considering approval by the NYSE Group board of directors of the combination agreement, NYSE Group stockholders should be aware that members of the NYSE Group board of directors and its executive management have relationships, agreements or arrangements that provide them with interests in the combination that may be in addition to or different from those of the NYSE Group stockholders. The NYSE Group board of directors was aware of these relationships, agreements and arrangements during its deliberations on the merits of the combination. See "The Combination—NYSE Group's Reasons for the Combination."

        NYSE Euronext Directors.    Pursuant to the terms of the combination agreement, all of the directors of NYSE Group immediately prior to the combination (including John A. Thain, the chief executive officer of the NYSE Group and Marshall N. Carter, the chairman of NYSE Group) will be among the initial directors of the NYSE Euronext board of directors after the combination. The current NYSE Group directors (other than John A. Thain) who are expected to serve on the NYSE Euronext board of directors following the combination are expected to be compensated for their services in that capacity in accordance with a customary director compensation policy. For further information, see "Directors and Management of NYSE Euronext After the Combination—Compensation of Directors and Executive Officers."

        NYSE Euronext Management.    As of the completion of the combination, NYSE Euronext will be managed by a management committee consisting of 14 members, including an equal number of NYSE Group designees and Euronext designees. The committee will include, among others, the chief executive officer of NYSE Group as of immediately prior to the combination (who will be the chief executive officer of NYSE Euronext) and the chief executive officer of Euronext as of immediately prior to the combination (who will be the deputy chief executive officer of NYSE Euronext).

        NYSE Group Equity Compensation Awards.    In the merger, all stock options to acquire NYSE Group common stock, including those held by directors and executive officers, will be converted into options to acquire an equal number of shares of NYSE Euronext common stock at the same per share exercise price, and all NYSE Group restricted stock units, including those held by directors and executive officers, will be converted into the same number of NYSE Euronext restricted stock units.

        Indemnification and Insurance.    The combination agreement provides that, upon completion of the combination, NYSE Euronext will, to the fullest extent permitted by law, indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of NYSE Group and its subsidiaries to the same extent those individuals were entitled to indemnification or advancement of expenses under the NYSE Group certificate of incorporation, bylaws and indemnification agreements. To this end, the NYSE Euronext certificate of incorporation and bylaws will include provisions relating to indemnification of officers, directors and employees that are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions in the current NYSE Group certificate of incorporation and bylaws.

        The combination agreement also provides that NYSE Euronext will maintain for a period of six years after completion of the combination the current directors' and officers' liability insurance policies maintained by NYSE Group, or policies with the same coverage and containing terms and conditions that are no less advantageous to the insured in the aggregate, with respect to claims arising from facts or events that occurred on or before the completion of the combination, although NYSE Euronext will not be required to make annual premium payments in excess of 250% of the annual premiums currently paid by NYSE Group for directors' and officers' liability insurance. Instead, NYSE Group may, at its option, purchase a six-year "tail" prepaid policy on the same terms and conditions and subject to the same annual premium expenditure limitation.

  Interests of Euronext Directors and Executive Officers

        In considering the approval by the Euronext supervisory and managing boards of the combination agreement, the Euronext stockholders should be aware that members of these boards and Euronext's executive management have relationships, agreements or arrangements that provide them with interests in the combination that may be in addition to or different from those of the Euronext shareholders. The Euronext supervisory and managing boards were aware of these relationships, agreements and arrangements during their deliberations on the merits of the combination. See "The Combination—Euronext's Reasons for the Combination."

        NYSE Euronext Directors.    Pursuant to the terms of the combination agreement, the NYSE Euronext board of directors will include the chairman of the Euronext supervisory board as of immediately prior to the combination (Jan-Michiel Hessels, who is expected to be the chairman of the NYSE Euronext board of directors), the chief executive officer of Euronext as of immediately prior to the combination (Jean-François Théodore, who is expected to be deputy chief executive officer of NYSE Euronext), and 8 other individuals who were members of the Euronext supervisory board as of immediately prior to the combination. For further information, see "Directors and Management of NYSE Euronext After the Combination—Compensation of Directors and Executive Officers."

        NYSE Euronext Management.    As of the completion of the combination, NYSE Euronext will be managed by a management committee consisting of 14 members, including an equal number of NYSE Group designees and Euronext designees. The committee will include, among others, the chief executive officer of Euronext as of immediately prior to the completion of the combination (who will be the deputy chief executive officer of NYSE Euronext) and the chief executive officer of NYSE Group as of immediately prior to the combination (who will be the chief executive officer of NYSE Euronext).

        Euronext Equity Compensation Awards.    On the date that the merger is completed, or to the extent not feasible on such date for some or all holders (for tax reasons or otherwise), promptly thereafter and in any event no later than the completion of the post-closing reorganization, all equity compensation awards based on Euronext shares, including those held by Euronext supervisory and managing board members, will be treated in the manner set forth in "The Combination Agreement—Treatment of Euronext Stock Options and Stock-Based Awards."

        Indemnification and Insurance.    The combination agreement provides that, upon completion of the combination, NYSE Euronext will, to the fullest extent permitted by law, indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of Euronext and its subsidiaries to the same extent those individuals were entitled to indemnification or advancement of expenses under the Euronext articles of association and indemnification agreements. To this end, the NYSE Euronext certificate of incorporation and bylaws will include provisions relating to indemnification of officers, directors and employees that are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions in the current Euronext articles of association.

        The combination agreement also provides that NYSE Euronext will maintain for a period of six years after completion of the combination the current directors' and officers' liability insurance policies maintained by Euronext, or policies with the same coverage and containing terms and conditions that are no less advantageous to the insured in the aggregate, with respect to claims arising from facts or events that occurred on or before the completion of the combination, although NYSE Euronext will not be required to make annual premium payments in excess of 250% of the annual premiums currently paid by Euronext for directors' and officers' liability insurance. Instead, Euronext may, at its option, purchase a six-year "tail" prepaid policy on the same terms and conditions and subject to the same annual premium expenditure limitation.

The Delaware Trust and the Dutch Foundation

  Generally

        NYSE Euronext will operate several regulated entities located in the United States and in various jurisdictions in Europe. In connection with obtaining regulatory approval of the combination, NYSE Euronext has agreed to implement certain special arrangements consisting of two standby structures, one involving a Dutch foundation (stichting) and one involving a Delaware trust. The Dutch foundation will be empowered to take actions to mitigate the effects of any material adverse change in U.S. law that has an "extraterritorial" impact on non-U.S. issuers listed on Euronext markets, non-U.S. financial services firms that are members of Euronext markets or holders of exchange licenses with respect to the Euronext markets. The Delaware trust will be empowered to take actions to mitigate the effects of any material adverse change in European law that has an "extraterritorial" impact on the non-European issuers listed on NYSE Group securities exchanges, non-European financial services firms that are members of any NYSE Group securities market or holders of exchange licenses with respect to the NYSE Group securities exchanges. The description of the Delaware trust and the Dutch foundation in this document represents the current understanding of NYSE Euronext, NYSE Group and Euronext as to the way in which the Delaware trust and Dutch foundation will operate. It is possible that, after the date of this document, the European regulators and the SEC may require changes to the Delaware trust and the Dutch foundation and the nature and scope of their powers as part of their approval of the combination.

  Administration of the Foundation and of the Trust

        The Dutch foundation will be administered by a board of three directors, and the Delaware trust will be administered by a board of three trustees. Each director and trustee will be required to be of high repute and to have experience and expertise in the securities industry, regulation and/or corporate governance. The directors of the Dutch foundation and the trustees of the Delaware trust must also satisfy the independence requirements applicable to the board of directors of NYSE Euronext and the NYSE, respectively. Terms of appointment for the directors of the foundation and the trustees of the trust will be three years for the first three terms with one-year terms thereafter, with no limit on the total number of terms a director or trustee may serve.

        The initial trustees of the Delaware trust and directors of the Dutch foundation will be selected jointly by NYSE Group and Euronext prior to the combination, with successor members to be selected by the nominating and governance committee of the NYSE Euronext board of directors. Persons nominated by the nominating and governance committee of the NYSE Euronext board of directors to serve on the board of the Dutch foundation must be approved by the Chairs Committee of the College of Euronext Regulators and must pass any "fit and proper" test under applicable European laws or regulations. Persons nominated by the nominating and governance committee of the NYSE Euronext board of directors to serve on the board of the Delaware trust must not be unacceptable to the Staff of the SEC and must not be subject to any statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act). Directors of the Dutch foundation and trustees of the Delaware trust may only be removed for cause by the nominating and governance committee of the NYSE Euronext board of directors; provided, however, that NYSE Euronext shall provide prior written notice of such removal to the College of Euronext Regulators (in the case of a foundation director) and to the Director of the Division of Market Regulation of the SEC (in the case of a trustee)

        Actions of the foundation and the trust will require majority approval of the members of the relevant board of directors, following reasonable consultation and good-faith cooperation with NYSE Euronext. In:

  •
  determining whether a material adverse change of law (as described below) has occurred or is continuing (including for purposes of determining when a remedy must be unwound as described under "The Combination—The Delaware Trust and the Dutch Foundation—Unwinding of Remedies");

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  deciding upon the exercise of the remedies as described under "The Combination—The Delaware Trust and the Dutch Foundation—Remedies of the Dutch Foundation and Delaware Trust"; and

  •
  exercising its rights and powers during the pendency of a material adverse change of law,

the duty of the Dutch foundation and its board of directors and the Delaware trust and its trustees shall be to act in the public interests of the markets operated by Euronext and NYSE Group, respectively, and their respective subsidiaries if and only to the extent necessary to avoid or eliminate a material adverse change of law. In all other circumstances, the duty of the Dutch foundation and its board and the Delaware trust and its trustees shall be to act in the best interests of NYSE Euronext; provided, however, that in the event of any conflict between the duties of the Dutch foundation and its board of directors and/or the Delaware trust and its trustees to act in any of the circumstances referred to in three bulleted items of the preceding sentence, on the one hand, and the duties of the Dutch foundation and its board of directors and/or the Delaware trust and its trustees in any other circumstances referred to in the first part of this sentence, on the other hand, the former shall prevail.

  Material Adverse Change in Law

        With respect to Euronext and the Dutch foundation, a material adverse change in law means: (1) the enactment of a new U.S. law (including the enactment of a new law that amends an existing law and including the enactment or adoption of regulations implementing any such new law or, if applicable, regulations amending or replacing regulations implementing any such existing or new law) or (2) a change of interpretation of any such existing or new laws or regulations by a competent U.S. regulatory authority or a U.S. court of competent jurisdiction pursuant to an order or judgment that is final, binding and not subject to appeal, in each case having a material adverse effect (including as may result from an increase in the regulatory burden that may occur as a result of such law) on:

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  a substantial proportion of the non-U.S. issuers listed on a Euronext market or all of the non-U.S. issuers listed on a Euronext market belonging to a single industry sector, in each case solely because:

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  the securities of such non-U.S. issuers are listed on such Euronext market; and

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  such Euronext market is owned directly or indirectly by NYSE Euronext (it being understood that if non-U.S. issuers can avoid such material adverse effect by complying with Rule 12g3-2(b) under the Exchange Act, in its form as of the date of the completion of the combination, or a provision not materially more burdensome, then such U.S. laws shall not be deemed to have a material adverse effect on non-U.S. issuers);

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  a substantial proportion of the non-U.S. financial services firms of any Euronext market solely because:

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  such non-U.S. financial services firms are members of such Euronext market (and such firm is not a member of, and does not do business on, a NYSE Group securities exchange or other U.S. market); and

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  such Euronext market is owned directly or indirectly by NYSE Euronext; or

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  to the extent that the object of such new law is to regulate the market operating rules, listing standards, or member financial services firm rules for such firms that are not members of, and do not do business on, a NYSE Group securities exchange or other U.S. market, any holder of an exchange license for a Euronext market in a manner that has a material adverse effect on such market solely because:

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  such holder operates a Euronext market; and

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  such Euronext market is owned directly or indirectly by NYSE Euronext.

        With respect to the Delaware trust and any NYSE Group securities exchange, a material adverse change in law means: (1) the enactment of a new European law (including the enactment of a new law that amends an existing law and including the enactment or adoption of regulations implementing any such new law or, if applicable, regulations amending or replacing regulations implementing any such existing or new law) or (2) a change of interpretation of any such existing or new laws or regulations by a competent European regulatory authority or a European court of competent jurisdiction pursuant to an order or judgment that is final, binding and not subject to appeal, in each case having a material adverse effect (including as may result from an increase in the regulatory burden that may occur as a result of such law) on:

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  a substantial proportion of the non-European issuers listed on a NYSE Group securities exchange or all of the non-European issuers listed on a NYSE Group securities exchange belonging to a single industry sector, in each case solely because:

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  the securities of such non-European issuers are listed on such NYSE Group securities exchange; and

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  such NYSE Group securities exchange is owned directly or indirectly by NYSE Euronext;

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  a substantial proportion of the non-European financial services firms of any NYSE Group securities exchange solely because:

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  such non-European financial services firms are members of such NYSE Group securities exchange (and such firm is not a member of, and does not do business on, a Euronext market or other European securities market); and

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  such NYSE Group securities exchange is owned directly or indirectly by NYSE Euronext; or

  •
  to the extent the object of such law is to regulate the market operating rules, listing standards, or member financial services firm rules for such firms that are not members of, and do not do business on, a Euronext market or other regulated market within Europe, such NYSE Group securities exchange in a manner that has a material adverse effect on such NYSE Group securities exchange solely because:

  •
  such entity is a NYSE Group securities exchange; and

  •
  such NYSE Group securities exchange is owned directly or indirectly by NYSE Euronext.

        However, in either case, a material adverse change of law shall not be deemed to have occurred with respect to any U.S. or European law, as applicable, if such law is not (and for so long as it is not) effective, enforceable or applicable by reason of any permanent or temporary injunction, order or other administrative relief, or that is not self-effectuating in the absence of implementing regulations that have not yet been adopted.

        For purposes of determining whether a material adverse change of law has occurred:

  •
  a "non-U.S. issuer" is any legal entity (1) incorporated or established in a jurisdiction outside of the United States that has securities listed on a Euronext market; (2) that does not have any securities listed on any U.S. securities exchange and is not otherwise required to have any of its securities registered under the Exchange Act; and (3) that has not offered (within the meaning of the Securities Act) any securities to the public in the United States or filed a registration statement with the SEC under the Securities Act;

  •
  a "non-U.S. financial services firm" is any legal entity (1) incorporated or established in a jurisdiction outside of the United States that is a member of a Euronext market and is not a member of any market, securities exchange or securities association in the United States; (2) that is not required to be registered under the Exchange Act; (3) that does not have any securities listed on any U.S. securities exchange and is not otherwise required to have any of its securities registered under the Exchange Act; (4) that has not offered (within the meanings of the Securities Act) any securities in the United States and has not filed a registration statement with the SEC under the Securities Act; (5) that does not engage in business in the United States; and (6) that is not a member of the National Association of Securities Dealers;

  •
  a "non-European issuer" is any legal entity (1) incorporated or established in a jurisdiction outside of Europe that has securities listed on a NYSE Group securities exchange; (2) that does not have any securities listed on a regulated market in Europe and, to the extent that the concept of securities registration exists under any European exchange regulation, is not otherwise required to have any of its securities registered under such European exchange regulation; and (3) that has not offered any securities in Europe or, to the extent that the concept of securities registration exists under any European exchange regulation, filed a registration statement to register shares with European regulators under any European exchange regulation;

  •
  a "non-European financial services firm" is any legal entity (1) incorporated or established in a jurisdiction outside of Europe that is a member of a NYSE Group securities exchange and is not a member of any regulated market in Europe; (2) that is not required to be registered under any

    European exchange regulation (to the extent that the concept of registration exists under any European exchange regulation); (3) does not have any securities listed on any regulated market in Europe and, to the extent that the concept of registration exists under any European exchange regulation, is not otherwise required to have any of its securities registered under such European exchange regulation; and (4) that has not offered (within the meaning of the European exchange regulations) any securities in any jurisdiction in Europe and, to the extent that the concept of securities registration exists under any European exchange regulation, has not filed a registration statement with any European regulator under such European exchange regulation; and

  •
  "Europe" means (1) any and all of the jurisdictions in which Euronext or any of its subsidiaries operates a European regulated market; (2) any member state of the European Economic Area as of the effective time of the combination and any state that becomes a member of the European Economic Area after the effective time of the combination; and (3) Switzerland (with "European" having a correlative meaning).

  Remedies of the Dutch Foundation and Delaware Trust

        If a material adverse change in law occurs with respect to a Euronext market or a NYSE Group securities exchange (the "affected subsidiary") and shall continue after the cure periods specified below, the board of trustees of the Delaware trust (in the case where the affected subsidiary is a NYSE Group securities exchange) or the board of directors of the Dutch foundation (in the case where the affected subsidiary operates a Euronext market), as applicable, may exercise the following remedies following prior notice to, and, if required under then applicable laws, prior approval by, the European regulators having jurisdiction over Euronext or its regulated subsidiaries or the SEC, as applicable:

  •
  after a cure period of six months, the delivery of confidential or public and non-binding or binding advice to NYSE Group and/or Archipelago (in the case where the affected subsidiary is a NYSE Group securities exchange) or Euronext (in the case where the affected subsidiary operates a Euronext market) and NYSE Euronext with respect to the affected subsidiary relating to decisions regarding (1) changes to the rules of the relevant securities exchange or market, (2) decisions to enter into (or not enter into) or alter the terms of listing agreements of the relevant securities exchange or market, (3) decisions to enter into (or not enter into) or alter the terms of contractual arrangements with any non-European or non-U.S., respectively, financial services firms in relation to the U.S. or European market, respectively, (4) changes in information and communications technologies for the relevant markets or securities exchanges, (5) changes in clearing and settlement for the relevant market or securities exchanges, as applicable and (6) in the case of the Dutch foundation, decisions to eliminate or impair the existence or continuation of a European market ((1) through (6), together the "Assumed Matters");

  •
  after a cure period of six months, the assumption of management responsibilities of NYSE Group and/or Archipelago (in the case where the affected subsidiary is a NYSE Group securities exchange) or Euronext (in the case where the affected subsidiary operates a Euronext market) or its affected subsidiary with respect to some or all of the Assumed Matters;

  •
  after a cure period of six months, the exercise of a call option over priority shares issued by NYSE Group and/or Archipelago (in the case where the affected subsidiary operates a NYSE Group securities exchange) or Euronext (in the case where the affected subsidiary operates a Euronext market) or its affected subsidiary, which priority shares will carry no or a limited economic right or interest and the right to vote on, make proposals with respect to and impose consent requirements to approve actions in relation to, the Assumed Matters; and

  •
  after a cure period of nine months, the exercise of a call option over the common stock or voting securities of NYSE Group or Archipelago (in the case where the affected subsidiary is a NYSE

    Group securities exchange) or the ordinary shares or voting securities of Euronext (in the case where the affected subsidiary operates a Euronext market) or its affected subsidiary, in each case, with such common stock, ordinary shares or voting securities being the minimum number necessary, in the reasonable opinion of the trustees of the Delaware trust or the board of directors of the Dutch foundation, as the case may be, to cause all affected subsidiaries to cease to be subject to a material adverse change of law.

        Furthermore, subject to any required approval by the European regulators having jurisdiction over Euronext or its regulated subsidiaries or the SEC (as applicable), the Dutch foundation or the Delaware trust shall be entitled to give confidential non-binding advice to NYSE Euronext at any time before the end of the above-mentioned cure period and NYSE Euronext shall be entitled, in its sole discretion, to implement any remedy at any time before the end of such cure period.

        Any of the above remedies may be imposed only if and to the extent that such remedy (1) mitigates the effects of any change in law so that such change ceases to be a material adverse change of law and (2) is the least intrusive remedy available. In determining whether a remedy is the least intrusive:

  •
  negative control by the Dutch foundation or Delaware trust shall be preferred over affirmative control by the Dutch foundation or Delaware trust;

  •
  authority of the Dutch foundation or Delaware trust shall be asserted over the fewest and most narrow decisions of NYSE Euronext and its subsidiaries (for example, authority over listing standards shall be preferred to authority over the election of directors);

  •
  a remedy covering fewer entities and subsidiaries shall be preferred over a remedy covering more entities and parent entities;

  •
  the call option over priority shares shall be viewed as a remedy of last resort among the remedies that are available after the six-month cure period; and

  •
  the call option over common stock, ordinary shares and voting securities shall be viewed as a remedy of last resort among all remedies.
        In addition, prior to the exercise of a call option, the board of directors of the Dutch foundation or the board of trustees of the Delaware trust, as applicable, must first:

  •
  determine that no other remedy can mitigate the effect of the material adverse change of law; and

  •
  consult with the NYSE Euronext board of directors and

•
in the case of a material adverse change in law with respect to a Euronext market, consult with the Euronext supervisory and managing boards and the applicable European regulators with authority over the affected exchange to consider the solutions available to address the situation that has arisen and would trigger the right of the Dutch foundation to exercise the remedies described above, taking into account any possible adverse consequences for NYSE Euronext or Euronext in terms of taxation or accounting treatment; and

•
in the case of a material adverse change in law with respect to a NYSE Group securities exchange, consult with the NYSE Group board of directors and the SEC to consider the solutions available to address the situation that has arisen and would trigger the right of the Delaware trust to exercise of the remedies described above, taking into account any possible adverse consequences for NYSE Euronext or NYSE Group in terms of taxation or accounting treatment;

in each case, acting in the best interest of NYSE Euronext.

        In:

  •
  determining whether a material adverse change of law (as described below) has occurred or is continuing (including for purposes of determining when a remedy must be unwound as described below);

  •
  deciding upon the exercise of the remedies as described above; and

  •
  in exercising its rights and powers during the pendency of a material adverse change of law;

the first duty of the Dutch foundation and its board of directors and the Delaware trust and its trustees shall be to act in the public interests of the markets operated by Euronext and NYSE Group, respectively, and their respective subsidiaries if and only to the extent necessary to avoid or eliminate a material adverse change of law. In all other circumstances, the duty of the Dutch foundation and its board and the Delaware trust and its trustees shall be to act in the best interests of NYSE Euronext; provided, however, that in the event of any conflict between the duties of the Dutch foundation and its board of directors and/or the Delaware trust and its trustees to act in any of the circumstances referred to in three bulleted items of the preceding sentence, on the one hand, and the duties of the Dutch foundation and its board of directors and/or the Delaware trust and its trustees in any other circumstances referred to in the first part of this sentence, on the other hand, the former shall prevail.

        In the event a call option is exercised, the Dutch foundation or the Delaware trust, as applicable, will (1) issue to NYSE Euronext certificates representing the economic rights of any shares acquired pursuant to such option exercise and (2) grant an irrevocable proxy with respect to such shares with respect to certain specified matters.

        In addition to the circumstances under which the remedies of the Dutch foundation may be exercised discussed above, the Dutch foundation and its board of directors shall be authorized and obligated to exercise any of the above remedies if and when requested by NYSE Euronext, subject to the prior written approval of the Euronext College of Regulators and any other relevant European regulators as and to the extent required under applicable European exchange regulations. In addition, the Dutch foundation and its board of directors shall be authorized and obligated to exercise any of the above call option remedies with respect to Euronext if and when requested by NYSE Euronext or its applicable subsidiary as a result of being directed to do so by the Dutch Minister of Finance pursuant to the conditions contained in the Dutch Minister of Finance's declarations of no-objection granted to NYSE Euronext and its Dutch subsidiaries holding a direct or indirect shareholding interest in Euronext Amsterdam N.V. under the Dutch Act on Financial Supervision (Wet financieel toezicht 2006). Any ordinary shares or priority shares transferred or issued to and held by the Dutch foundation pursuant to the exercise of a remedy as described in this paragraph shall continue to be held by the Dutch foundation until NYSE Euronext or its relevant subsidiary shall withdraw its request (in which case the remedy shall be unwound). However, this shall not limit the rights and powers of the Dutch foundation and its board to exercise a remedy in accordance with the governance and option agreement. Any acquisition by the Dutch foundation of ordinary shares or priority shares as a result of such request shall be deemed to be an exercise of the call option for purposes of the governance and option agreement and otherwise.

  Unwinding of Remedies

        If and when any of the conditions of a material adverse change of law cease, any and all remedies shall be immediately unwound.

        Additionally, NYSE Euronext shall have the right, at any time and regardless of whether a change of law continues to be a material adverse change of law, to request and cause the unwinding of any remedy for the purpose of and to the extent necessary to effect a divesture or spin-off of all or part of its interest in

NYSE Group or NYSE Euronext, as applicable, or any subsidiary of NYSE Euronext operating an exchange that is affected by a material adverse change of law, as the case may be.

  Consequences of the Exercise of Remedies

        The exercise of the remedies may trigger a total or partial loss by NYSE Euronext of operating control over some of its regulated markets or securities exchanges. For example, if the Dutch foundation were to deliver binding advice with respect to an affected subsidiary of Euronext, or were to assume management responsibilities with respect to the affected subsidiary, NYSE Euronext and its management may lose control of key decisions regarding the operation of such affected subsidiary. In addition, the Dutch foundation or the Delaware trust may require that NYSE Euronext transfer control over a substantial portion of its business and assets to the direction of the foundation or trust. Any such transfer of control could adversely affect the business and operations of NYSE Euronext. See "Risk Factors—An 'extraterritorial' change of law may adversely affect the businesses of NYSE Euronext and, under certain special arrangements, the rights of NYSE Euronext to control a substantial portion of its assets."

  Automatic Suspension and Repeal of Certain Provisions in the NYSE Euronext Organizational Documents

        Immediately following the exercise of a call option over a substantial portion of Euronext's business (a "Euronext call option"), and for so long as the Dutch foundation shall continue to hold any priority shares or ordinary shares of Euronext, or the voting securities of one or subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext's business, then the following provisions of the NYSE Euronext bylaws shall be suspended:

  •
  the requirement that European domiciliaries are represented in a certain proportion on the NYSE Euronext board of directors and the nominating and governance committee of the NYSE Euronext board of directors;

  •
  the requirement that either (1) the chairman of the NYSE Euronext board of directors shall be a U.S. domiciliary and the chief executive officer of NYSE Euronext shall be a European domiciliary or (2) the chairman of the NYSE Euronext board of directors shall be a European domiciliary and the chief executive officer of NYSE Euronext shall be a U.S. domiciliary;

  •
  the requirement that regular meetings of the NYSE Euronext board of directors be held with substantially equal frequency in the United States and Europe;

  •
  the requirement of supermajority board or shareholder approval for certain extraordinary transactions;

  •
  the provisions granting jurisdiction to European regulators over certain actions of NYSE Euronext and the NYSE Euronext board of directors; and

  •
  references to European regulators, European market subsidiaries and European disqualified persons appearing in the NYSE Euronext bylaws.

In addition, if:

  •
  after a period of six months following the exercise of a Euronext call option, the Dutch foundation shall continue to hold any ordinary shares of Euronext or of one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext's business;

  •
  after a period of six months following the exercise of a Euronext call option, the Dutch foundation shall continue to hold any priority shares of Euronext or priority shares or similar voting securities of one or more subsidiaries of Euronext that, taken together, represent a substantial portion of

    Euronext's business (provided that, in this case, the NYSE Euronext board of directors has approved of such revocation); or

  •
  at any time, NYSE Euronext no longer holds a direct or indirect controlling interest in Euronext or in one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext's business;

then, the following provisions shall be revoked:

  •
  the NYSE Euronext bylaw provisions noted above that were subject to suspension;

  •
  the references in the NYSE Euronext certificate of incorporation and NYSE Euronext bylaws to European regulators, European exchange regulations, European market subsidiaries, European regulated markets, Europe and European disqualified persons;

  •
  the provisions in the NYSE Euronext certificate of incorporation and bylaws requiring that amendments to the NYSE Euronext certificate of incorporation or bylaws be submitted to the European market subsidiaries and, if applicable, filed with and approved by a European regulator; and

  •
  the provisions in the NYSE Euronext bylaws requiring approval of either two-thirds or more of the NYSE Euronext directors or 80% of the votes entitled to be cast by the holders of the then-outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors to amend certain bylaw provisions.

        In addition, any officer or director of NYSE Euronext who is a European domiciliary shall resign or be removed from his or her office. For a description of these provisions in the NYSE Euronext certificate of incorporation and bylaws, see "Description of NYSE Euronext Capital Stock" and "Comparison of Shareholder Rights Prior to and after the Combination."

  Transfer of Foundation and Trust Property

        In no event shall the Dutch foundation or the Delaware trust sell, transfer, convey, assign, dispose, pledge (or agree to sell, transfer, convey, assign, dispose or pledge) any property of the foundation or trust, respectively, except pursuant to (1) the unwinding of the remedies (as described above) or (2) in circumstances permitted by the governance and option agreement (in the case of the Dutch foundation) or the trust agreement (in the case of the Delaware trust), pursuant to written instructions from NYSE Euronext approved by the board of directors of NYSE Euronext. In addition to the foregoing, any transfer, conveyance, assignment, disposition or pledge by the Delaware trust or any trustee of any equity interest in, or all or substantially all of the assets of, the NYSE, NYSE Market, NYSE Regulation, NYSE Arca, LLC, NYSE Arca, Inc. or NYSE Arca Equities, Inc. (other than any such transfer or disposition to NYSE Euronext or its subsidiaries pursuant to the unwinding of remedies) shall not be effected until filed with the SEC under Section 19 of the Exchange Act.

  Submission to Jurisdiction

        The proposed trust agreement for the Delaware trust provides that the Delaware trust, the trustees and the officers and employees of the Delaware trust whose principal place of business and residence is outside of the United States shall be deemed to irrevocably submit to the jurisdiction of the U.S. federal courts and the SEC for the purposes of any suit, action or proceeding pursuant to the U.S. federal securities laws and the rules and regulations thereunder, commenced or initiated by the SEC arising out of, or relating to, the activities of the U.S. regulated subsidiaries (and shall be deemed to agree that the Delaware trust may serve as the U.S. agent for purposes of service of process in such suit, action or proceeding). Further, the Delaware trust and each such trustee, officer or employee of the Delaware trust, by virtue of his or her acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the SEC, that such suit, action or proceeding is an inconvenient forum or that the venue of such suit, action or proceeding is improper, or that the venue of such suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in or by such courts or agency.

        The governance and option agreement for the Dutch foundation will provide that, to the extent necessary for purposes of the European exchange regulation and, to the extent permitted and possible under applicable law, the Dutch foundation and its directors, shall be deemed to irrevocably submit to the jurisdiction of the European regulators and to courts in the capital city of the country of each such regulator for the purposes of any suit, action or proceeding pursuant to the European exchange regulations and the rules and regulations thereunder, commenced or initiated by the European regulators arising out of, or relating to, the activities of the European market subsidiaries. Further, the Dutch foundation, as well as each such director, by virtue of acceptance of such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the European regulators, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in or by such courts or regulators.

  Other Duties

        In discharging his or her responsibilities as a trustee of the Delaware trust, the trustees shall (a) comply with the U.S. federal securities laws and the rules and regulations thereunder, (b) cooperate with the SEC and (c) cooperate with the U.S. regulated subsidiaries pursuant to, and to the extent of, their regulatory authority.

        In addition, the Delaware trust shall comply with the U.S. federal securities laws and the rules and regulations thereunder and shall cooperate with the SEC and the U.S. regulated subsidiaries pursuant to and to the extent of their respective regulatory authority, and shall take reasonable steps necessary to cause its agents to cooperate, with the SEC and, where applicable, the U.S. regulated subsidiaries pursuant to their regulatory authority.

        Initiatives by the Board of Trustees of the Delaware Trust and the Board of Directors of the Foundation.

        The board of the trustees of the Delaware trust shall be entitled to, and the SEC shall be entitled to request the board of trustees of the Delaware trust to, provide advice to and consult with NYSE Euronext, NYSE Group, Archipelago, the SEC and any other relevant persons or bodies regarding European Advocacy Actions (as defined below), and the Delaware trust and the board of trustees of the Delaware trust shall be entitled to take European Advocacy Actions, to prevent a new European law or legislative proposal from becoming a material adverse change of European law, both before and after the enactment of the relevant new European law or proposal. "European Advocacy Actions" shall consist of one or more of the following: articles, opinion letters, advertising, press releases and lobbying efforts (including those directed at any European legislative or executive body, any European regulator or other European governmental authority or those directed at the general public).

        The foundation and the board of directors of the Dutch foundation shall be entitled to, and the European Regulators shall be entitled to request the foundation and the board of directors of the Dutch foundation to, provide advice to and consult with NYSE Euronext, Euronext, the European regulators and any other relevant persons or bodies regarding U.S. Advocacy Actions (as defined below), and the Dutch foundation and the board of directors of the Dutch foundation shall be entitled to take U.S. Advocacy Actions, to prevent a new U.S. law or legislative proposal from becoming a material adverse change of U.S. law, both before and after the enactment of the relevant new U.S. law or proposal. "U.S. Advocacy Actions" shall consist of one or more of the following: articles, opinion letters, advertising, press releases and lobbying efforts (including those directed at any U.S. legislative or executive body, the SEC, or other U.S. governmental authority or those directed at the general public).

  Duration of the Dutch Foundation and Term of the Delaware Trust

        With respect to the Dutch foundation, the arrangements described above will be memorialized in a governance and option agreement between, among others, NYSE Euronext, Euronext and the foundation and the articles of incorporation of the foundation. The initial term of the governance and option agreement and the Delaware trust will be ten years from the date of the completion of the combination, renewable for an indefinite number of successive one-year terms at the request of board of the foundation or the Euronext College of Regulators, in the case of the Dutch foundation, or the board of trustees of the trust or the Chairman of the SEC, in the case of the Delaware trust; provided, however, that any extension that would cause the term of the governance and option agreement or the Delaware trust to continue past the 20th anniversary of the date of the completion of the combination shall require the prior written consent of NYSE Euronext. Notwithstanding anything to the contrary, NYSE Euronext shall be obligated to provide its consent to continue the term of the governance and option agreement and the Delaware trust, and the governance and option agreement and the trust agreement and the rights, powers and remedies set forth therein shall remain in full force unless and until terminated, amended or novated by the parties thereto with the prior written approval of the Euronext College of Regulators (in the case of the governance and option agreement) and the SEC (in the case of the Delaware trust). Subject thereto, if NYSE Euronext does not provide its prior written consent to the extension of the term of the governance and option agreement or the Delaware trust, NYSE Euronext must provide written notice to the Euronext College of Regulators (in the case of the governance and option agreement) and the Chairman of the SEC (in the case of the Delaware trust) at least one year prior to the scheduled expiration of the agreement or trust, and following a request of the Euronext College of Regulators or the Chairman of the SEC, respectively, NYSE Euronext and Euronext or NYSE Group, as the case may be, will review and discuss the possibility of renewing the governance and option agreement or the Delaware trust, as applicable, or adopting alternatives based on the then existing facts and circumstances.

Certain Relationships and Related-Party Transactions

        Citigroup.    For a discussion of certain relationships between Citigroup, and NYSE Group and Euronext, respectively, see "The Combination—Opinion of NYSE Group's Financial Advisor—Other Factors."

        UBS Warburg.    For the years ended December 31, 2005 and 2004, UBS AG accounted for approximately 10% of the NYSE's trading volume. Additionally, John Costas, an employee of an affiliate of UBS Securities LLC, served on the board of executives of the NYSE until March 2006. UBS Investment Bank also served as a global coordinator and a representative of the underwriters in the NYSE Group secondary offering that was completed on May 10, 2006.

        Morgan Stanley.    For a discussion of certain relationships between Morgan Stanley and Euronext and NYSE Group, respectively, see "The Combination—Opinions of Euronext's Financial Advisors—Opinion of Morgan Stanley."

        ABN AMRO.    For a discussion of certain relationships between ABN AMRO and Euronext and NYSE Group, respectively, see "The Combination—Opinions of Euronext's Financial Advisors—Opinion of ABN AMRO."

        JPMorgan Chase Bank, N.A.    For a discussion of certain relationships between JPMorgan and Euronext and NYSE Group, respectively, see "The Combination—Valuation Report of Presenting Banks."

        Société Générale.    For a discussion of certain relationships between Société Générale and Euronext and NYSE Group, respectively, see "The Combination—Valuation Report of Presenting Banks."

Material Dutch Tax Consequences

        The following is a description of the material Dutch tax consequences of the exchange offer and the post-closing reorganization generally applicable to holders of Euronext shares. It does not discuss every aspect of Dutch taxation that may be relevant to a particular holder of Euronext shares in light of such holder's particular circumstances or to a holder who is subject to special treatment under applicable Dutch law. For example, this description does not address the Dutch tax considerations applicable to Dutch corporate entities that, although in principle subject to Dutch corporation tax, are, in whole or in part, specifically exempt from that tax, Dutch corporate entities that are exempt from Dutch corporation tax under the participation exemption as laid down in the Dutch Corporation Tax Act 1969 with respect to benefits derived from their Euronext shares, and Dutch corporate entities that are investment institutions (beleggingsinstelling) as defined in the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969). In addition, this description does not address the Dutch tax considerations to individual holders of Euronext shares whose Euronext shares and income or capital gains derived therefrom have a connection with such holder's past, present or future employment.

        Euronext shareholders who do not tender their Euronext shares in the exchange offer are urged to read the description under "The Post-Closing Reorganization Effectuated Other Than Pursuant To The Compulsory Acquisition Procedure—Dividend Withholding Tax" of the Dutch dividend withholding tax imposed on a liquidating distribution made by Euronext (or its legal successor), which could substantially reduce the net value of the consideration received by Euronext shareholders who do not tender their Euronext shares in the exchange offer.

        This description is for general information only and does not purport to be a complete analysis of all potential tax effects that may apply to a holder. Each holder is strongly urged to consult its tax advisor to determine the tax consequences to such holder of the transactions contemplated by the combination agreement.

        To the extent English terms and expressions are used to refer to Dutch tax concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the relevant concepts under Dutch tax law. Unless otherwise indicated, this description is based on the tax laws of the Netherlands as they are in force and in effect on the date hereof and therefore is subject to any changes to these laws after such date, which changes may have a retroactive effect and could affect the tax treatment described in this section.

  General

        As used in this description, you are a "Dutch individual" if:

  •
  you are an individual;

  •
  you are resident, or deemed to be resident, in the Netherlands for Dutch income tax purposes, or you have elected to be treated as a resident of the Netherlands for Dutch income tax purposes;

  •
  benefits derived or deemed to be derived from Euronext shares are not attributable to an enterprise from which you derive profits, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of an enterprise, other than as an entrepreneur or a shareholder;

  •
  benefits derived or deemed to be derived from Euronext shares do not constitute benefits from miscellaneous activities (resultaat uit overige werkzaamheden); and

  •
  your Euronext shares do not form part of a substantial interest (aanmerkelijk belang) or a deemed substantial interest in Euronext within the meaning of Chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001).

        An individual may, inter alia, derive benefits from Euronext shares that are taxable as benefits from miscellaneous activities in the following circumstances:

  •
  his investment activities go beyond the activities of an active portfolio investor, for instance in the case of the use of insider knowledge (voorkennis) or comparable forms of special knowledge; or

  •
  he makes or is deemed to make Euronext shares available, legally or in fact, directly or indirectly, to a related party as described in sections 3.91 and 3.92 of the Dutch Income Tax Act 2001 under circumstances described therein.

        Generally, if a person holds an interest in Euronext, such interest forms part of a substantial interest or a deemed substantial interest in Euronext if any one or more of the following circumstances is present:

  •
  such person alone or, if he is an individual, together with his partner (partner), if any, directly or indirectly, owns shares in Euronext representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of its shares), or rights to acquire, directly or indirectly, shares, whether or not already issued, that represent 5% or more of Euronext's total issued and outstanding capital (or the issued and outstanding capital of any class of its shares), or the ownership of profit participating certificates (winstbewijzen) that relate to 5% or more of Euronext's annual profit or to 5% or more of its liquidation proceeds;

  •
  such person's shares, profit participating certificates or rights to acquire shares or profit participating certificates in Euronext have been acquired by him or are deemed to have been acquired by him under a Dutch non-recognition provision; or

  •
  such person's partner or any of his relatives by blood or by marriage in the direct line (including foster children) or of those of his partner has a substantial interest (as described in the preceding two bullet points) in Euronext.

        A person who is entitled to the benefits from shares or profit participating certificates (for instance, a holder of a right of usufruct) is deemed to be a holder of shares or profit participating certificates, as the case may be, and his entitlement to benefits is considered a share or profit participating certificate, as the case may be.

        As used in this description, you are a "Dutch corporate entity" if:

  •
  you are a corporate entity (including an association that is taxable as a corporate entity) that is subject to Dutch corporation tax in respect of benefits derived from its Euronext shares, including any capital gains realized on the disposal thereof; and

  •
  you are resident, or deemed to be resident, in the Netherlands for Dutch corporation tax purposes.

        As used in this description, you are a "non-resident holder" of Euronext shares if:

  •
  you are neither resident, nor deemed to be resident, in the Netherlands for purposes of Dutch income tax or corporation tax, as the case may be, and, if you are an individual, you have not elected to be treated as a resident of the Netherlands for Dutch income tax purposes;

  •
  you do not derive profits from an enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of such enterprise, other than as an entrepreneur or a shareholder, in the case of an individual, or other than as a holder of securities, in other cases, which enterprise is either managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, as the case may be;

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  you are an individual and do not derive benefits from Euronext shares that are taxable as benefits from miscellaneous activities in the Netherlands;

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  in case you are an entity resident in another EU Member State, you are subject to a tax on profits levied there and not exempt from such tax;

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  in case you are an entity resident in another EU Member State and subject to a profit tax in such EU Member State, you do not hold and have never held, either alone or together with a related party within the meaning of article 10a, paragraph 4 of the Dutch Corporation Tax Act, shares representing 5% or more of Euronext's nominal paid-up share capital or 5% or more of Euronext's voting rights; and

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  your Euronext shares do not form part of a substantial interest or a deemed substantial interest in Euronext within the meaning of Chapter 4 of the Dutch Income Tax Act 2001, unless such interest forms part of the assets of an enterprise (for the circumstances under which an interest in Euronext forms part of a substantial interest or a deemed substantial interest in Euronext, see the above).

        The Exchange Offer And The Post-Closing Reorganization Effectuated Pursuant To The Compulsory Acquisition Procedure (Uitkoopregeling) In Accordance With Article 2:92a Of The Dutch Civil Code

        The following description is only applicable (i) to holders of Euronext shares who tender their Euronext shares in the exchange offer and (ii) to holders of Euronext shares who do not tender their Euronext shares in the exchange offer if such holder's Euronext shares are acquired pursuant to the compulsory acquisition procedure (uitkoopregeling) in accordance with article 2:92a of the Dutch Civil Code. The compulsory acquisition procedure will only be available if 95% or more of the outstanding Euronext shares are acquired in the exchange offer. Accordingly, there can be no assurance to holders of Euronext shares who do not tender their Euronext shares in the exchange offer that such shares will be acquired through the compulsory acquisition procedure.

  Dividend Withholding Tax

        The exchange of a Euronext share for €21.32 in cash and 0.98 of a share of NYSE Euronext common stock (or any other combination of cash and NYSE Euronext common stock that may be paid to Euronext shareholders who make the cash election or the stock election) in the exchange offer, and the exchange of a Euronext share for cash pursuant to the compulsory acquisition procedure (uitkoopregeling), as the case may be, will not be subject to Dutch dividend withholding tax.

  Taxes on Income and Capital Gains

          Dutch Resident Holders of Euronext Shares

        Dutch Individuals.    If you are a Dutch individual, benefits from your Euronext shares are taxed as a benefit from savings and investments (voordeel uit sparen en beleggen) and such benefit is deemed to be 4% per annum of the average of your "yield basis" (rendementsgrondslag) at the beginning and at the end of the year, insofar as that average exceeds the "exempt net asset amount" (heffingvrij vermogen). The benefit is taxed at the rate of 30%. The value of your Euronext shares forms part of your yield basis. Actual benefits derived from your Euronext shares, including any capital gains realized on the disposal thereof, and thus the capital gains realized upon the exchange of the Euronext shares in the exchange offer for €21.32 in cash and 0.98 of a share of NYSE Euronext common stock per Euronext share (or any other combination of cash and NYSE Euronext common stock that may be paid to holders who make the cash election or the stock election), and the capital gain realized on the disposal thereof pursuant to the compulsory acquisition procedure (uitkoopregeling), as the case may be, are not as such subject to Dutch income tax.

        Dutch Corporate Entities.    If you are a Dutch corporate entity, any benefits derived or deemed to be derived by you from Euronext shares, including any capital gains realized on the disposal thereof in the exchange offer or pursuant to the compulsory acquisition procedure (uitkoopregeling), are generally subject to Dutch corporation tax. Generally, any capital gains realized upon the exchange of the Euronext shares in the exchange offer for €21.32 in cash and 0.98 of a share of NYSE Euronext common stock per Euronext share (or any other combination of cash and NYSE Euronext common stock that may be paid to holders who make the cash election or the stock election), or capital gains realized upon the exchange of Euronext share pursuant to the compulsory acquisition procedure (uitkoopregeling), as the case may be, by such holder must be taken into account in determining such benefits. In general, the capital gain, if any, realized will be equal to the excess of (i) the fair market value of the NYSE Euronext common stock, if any, and cash, if any, received by such shareholder in exchange for its Euronext shares, over (ii) such shareholder's fiscal book value of the Euronext shares exchanged.

                Non-Resident Holders of Euronext Shares

        If you are a non-resident holder of Euronext shares you will not be subject to any Dutch taxes on income or capital gains in respect of any benefits derived from your Euronext shares, including any capital gains realized on the disposal thereof. Accordingly, a non-resident holder generally will not be subject to any Dutch taxes on capital gains realized upon the exchange of the Euronext shares for €21.32 in cash and 0.98 of a share of NYSE Euronext common stock per Euronext share (or any other combination of cash and NYSE Euronext common stock that may be paid to holders who make the cash election or the stock election), or upon the exchange of Euronext shares for cash pursuant to the compulsory acquisition procedure (uitkoopregeling), as the case may be.

  Other Taxes and Duties

        No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in the Netherlands in respect of the exchange of a Euronext share in the exchange offer or pursuant to the compulsory acquisition procedure (uitkoopregeling).

        The Post-Closing Reorganization Effectuated Other Than Pursuant To The Compulsory Acquisition Procedure

  Dividend Withholding Tax

        If the exchange offer is successful, but less than 95% of the Euronext shares are acquired pursuant to the exchange offer, NYSE Euronext intends to effectuate a post-closing corporate reorganization of Euronext and its subsidiaries that is intended to result in Euronext becoming a wholly-owned subsidiary of NYSE Euronext. Details of the steps that may be implemented are described under "The Combination Agreement—Post-Closing Reorganization—Structural Steps to Effect Post-Closing Reorganization." The structure of the post-closing reorganization will depend, among other things, on the percentage of the Euronext shares tendered in the exchange offer, and we may not be able to determine the structure of the post-closing reorganization until the expiration of the exchange offer. The steps under consideration include, inter alia, delivery of the offer consideration through a liquidation of Euronext (or its legal successor). In the event of such a liquidation of Euronext (or its legal successor), the liquidating distribution payable to Euronext shareholders who did not tender their Euronext shares in the exchange offer will be subject to Dutch dividend withholding tax to the extent the fair market value of the NYSE Euronext shares and cash distributed per Euronext share (or share of its legal successor) exceeds the average paid-up capital per Euronext share (or share of its legal successor), as recognized for Dutch dividend withholding tax purposes. As of the date of this document, the average paid-up capital per Euronext share as recognized for Dutch dividend withholding tax purposes is estimated to be €17.60. Based on the value of the standard offer consideration as of February 14, 2007, €70.58 of the liquidating distribution paid in respect of each Euronext share would be subject to Dutch dividend withholding tax at a rate of 15%. The Dutch dividend withholding tax required to be withheld by Euronext (or its legal successor) upon a liquidating distribution could substantially decrease the net proceeds of any liquidating distribution to Euronext shareholders. Euronext shareholders who do not tender their Euronext shares in the exchange offer accept the risk that application of the Dutch dividend withholding tax rules could cause the net value of the consideration received in exchange for their Euronext shares in the post-closing reorganization to be substantially less than the net value of the consideration such shareholders would have received had they tendered their Euronext shares in the exchange offer.

          Dutch Resident Holders of Euronext Shares

        A Dutch individual, other than an individual that has elected to be treated as a resident of the Netherlands for Dutch income tax purposes, or a Dutch corporate entity generally can credit Dutch dividend withholding tax against its Dutch income tax or Dutch corporation tax liability, as the case may be, and generally is entitled to a refund in the form of a negative assessment of Dutch dividend withholding tax insofar as such tax, together with any other creditable domestic and/or foreign taxes, exceeds its aggregate Dutch income tax or Dutch corporation tax liability, provided that, in the case of a Dutch corporate entity, (i) the liquidating distribution in respect of which such dividend withholding tax is withheld is included in its taxable profits and (ii) it has timely and duly filed a corporation tax return. In the case of a Dutch corporate entity for which the liquidating distribution is not included in its taxable profits, the dividend withholding tax withheld thereon is refunded upon a timely and duly filed request. An individual that has elected to be treated as a resident of the Netherlands for Dutch income tax purposes will only be entitled to credit such withholding tax or to a refund of dividend withholding tax in excess of his income tax liability if the liquidating distribution forms part of his Dutch source income. Pursuant to domestic rules to avoid dividend stripping, Dutch dividend withholding tax will only be creditable by or refundable to the beneficial owner (uiteindelijk gerechtigde) of the liquidating distribution. A holder of Euronext shares (or of shares of its legal successor) who receives the liquidating distribution will not be recognized as the beneficial owner of such liquidating distribution if, in connection with the receipt of the liquidating distribution, it has given a consideration, in the framework of a series of transactions, including, without limitation, the mere acquisition of one or more dividend coupons or the creation of short-term rights of enjoyment of shares (kortlopende genotsrechten op aandelen), whereas it may be presumed that (i) such liquidating distribution in whole or in part, directly or indirectly, inures to a person who would not have been entitled to an exemption from, or who would have been entitled to a smaller reduction or refund of, or credit for, dividend withholding tax than the actual recipient of the liquidating distribution; and (ii) such person acquires or retains, directly or indirectly, an interest in Euronext shares or similar instruments, comparable to its interest in Euronext shares (or its legal successor) prior to the time the composite transaction was first initiated.

          Non-Resident Holders of Euronext Shares

        If a non-resident holder of Euronext shares is resident in a country that has concluded an income tax treaty with the Netherlands (or is resident in the Netherlands Antilles or Aruba), such holder may be eligible for a partial relief from the Dutch dividend withholding tax, provided such relief is timely and duly claimed. Pursuant to domestic rules to avoid dividend stripping, dividend withholding tax relief will only be available to the beneficial owner of the liquidating distribution. The Dutch tax authorities have taken the position that this beneficial-ownership test can also be applied to deny relief from dividend withholding tax under income tax treaties and the tax Arrangement for the Kingdom (Belastingregeling voor het Koninkrijk). Non-resident holders of Euronext shares should consult their tax advisors regarding the possibility of claiming a reduced rate of withholding under an applicable income tax treaty.

  Taxes on Income and Capital Gains

          Dutch Resident Holders of Euronext Shares

        Dutch Individual.    If you are a Dutch individual, benefits from your Euronext shares are taxed as a benefit from savings and investments (voordeel uit sparen en beleggen) and such benefit is deemed to be 4% per annum of the average of your "yield basis" (rendementsgrondslag) at the beginning and at the end of the year, insofar as that average exceeds the "exempt net asset amount" (heffingvrij vermogen). The benefit is taxed at the rate of 30%. The value of your Euronext shares forms part of your yield basis. Actual benefits derived from your Euronext shares, including any of the liquidating distribution made by Euronext (or its legal successor) will not as such be subject to Dutch income tax.

        Dutch Corporate Entities.    If you are a Dutch corporate entity, any benefits derived or deemed to be derived by you from Euronext shares, including benefits derived upon the liquidation of Euronext (or its legal successor), are generally subject to Dutch corporation tax. Generally, the gross liquidating distribution made by Euronext (or its legal successor) in excess of the fiscal book value of the Euronext shares, must be taken into account in determining such benefits.

          Non-Resident Holders of Euronext Shares

        If you are a non-resident holder of Euronext shares you will not be subject to any Dutch taxes on income or capital gains in respect of any benefits derived from Euronext shares, including benefit derived upon the liquidation of Euronext (or its legal successor).

  Other Taxes and Duties

        No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in the Netherlands in respect of the liquidating distribution made by Euronext (or its legal successor).

Material U.S. Federal Income Tax Consequences

  General

        The following is a discussion of the material U.S. federal income tax consequences of the exchange offer and the post-closing reorganization to holders of Euronext shares. This discussion is based on the Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury regulations thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect.

        For purposes of this discussion, the term "U.S. holder" means a beneficial owner of Euronext shares that is for U.S. federal income tax purposes:

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  a citizen or individual resident of the United States;

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  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any of its political subdivisions;

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  a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

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  an estate the income of which is subject to U.S. federal income tax regardless of its source.

        For purposes of this discussion, the term "non-U.S. holder" means a beneficial owner of Euronext shares, as applicable, that is not a U.S. holder (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes).

        If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Euronext shares, as applicable, the tax treatment of a person treated as a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. If for U.S. federal income tax purposes you are treated as a partner in a partnership holding Euronext shares, as applicable, you should consult your tax advisor regarding the tax consequences of the merger, the exchange offer and the post-closing reorganization.

        This discussion only addresses holders of Euronext shares that hold their Euronext shares, as applicable, as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder of Euronext shares, as applicable, in light of such holder's particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, holders who acquired Euronext shares pursuant to the exercise of employee stock options or otherwise as compensation, entities or arrangements treated as partnerships for U.S. federal income tax purposes, holders liable for the alternative minimum tax, holders who hold their Euronext shares as part of a hedge, straddle, constructive sale or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, U.S. expatriates, "controlled foreign corporations," "passive foreign investment companies," which we refer to as "PFICs" and, except to the extent specifically discussed below, non-U.S. holders). This discussion does not address the tax consequences to any person who actually or constructively owns 5% or more of Euronext shares or any person who actually or constructively owns both NYSE Group common stock and Euronext shares. In addition, no information is provided herein with respect to the tax consequences of the merger, the exchange offer or the post-closing reorganization under applicable state, local or non-U.S. laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.

        HOLDERS OF EURONEXT SHARES ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. INCOME AND OTHER TAX LAWS) OF THE EXCHANGE OFFER AND THE POST-CLOSING REORGANIZATION.

  Tax Consequences of the Exchange Offer and the Post-Closing Reorganization to U.S. and Non-U.S. Holders of Euronext shares

  U.S. Holders

        The combination agreement contemplates that the receipt by holders of Euronext shares of the offer consideration in the exchange offer and in the post-closing reorganization will be structured as a taxable transaction for U.S. federal income tax purposes, unless NYSE Group elects, subject to the provisions of the combination agreement, to structure the post-closing reorganization so that, in the opinion of counsel to NYSE Group, the exchange offer together with the post-closing reorganization, is treated either as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or an exchange described in Section 351 of the Internal Revenue Code.

        As of the date of this document, NYSE Group has not made the election described in the preceding paragraph. In addition, because the structure of the post-closing reorganization may depend, among other things, on the percentage of the Euronext shares tendered in the exchange offer, we may not be able to determine the structure of the post-closing reorganization and whether to make the election described above until after the expiration of the exchange offer. Holders of Euronext shares should recognize and consider that the combination agreement contemplates that the receipt by holders of Euronext shares of the consideration in the exchange offer and in the post-closing reorganization will be structured as a taxable transaction for U.S. federal income tax purposes.

        Taxable Exchange.    If, as currently contemplated by the combination agreement, the receipt by U.S. holders of Euronext shares of the offer consideration in the exchange offer or in the post-closing reorganization is treated as a taxable transaction, a U.S. holder of Euronext shares will recognize capital gain or loss in an amount equal to the difference, if any, between the amount realized and the U.S. holder's tax basis, determined in U.S. dollars, in the Euronext shares surrendered. The amount realized will be the fair market value of the NYSE Euronext common stock, if any, plus the amount of cash, if any, received pursuant to the exchange offer or the post-closing reorganization. Generally, such capital gain or loss will be long-term capital gain or loss if the holding period for the Euronext shares surrendered in the exchange offer or the post-closing reorganization is greater than one year as of the closing of the exchange offer or the post-closing reorganization, as applicable. The deductibility of capital losses is subject to limitations. If a U.S. holder acquired different blocks of Euronext shares at different times or different prices, any gain or loss must be determined separately for each block of Euronext shares.

        Any cash consideration paid in Euros will be included in the income of a U.S. holder of Euronext shares in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt by such holder, regardless of whether the cash consideration is in fact converted into U.S. dollars. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Euros received by a U.S. holder that are converted into U.S. dollars on a date subsequent to receipt.

        For foreign tax credit purposes, any capital gain or loss recognized by a U.S. holder upon the exchange of Euronext shares pursuant to the exchange offer or the post-closing reorganization, as applicable, generally will be U.S. source "passive income."

        Reorganization within the meaning of Section 368(a) of the Internal Revenue Code or Exchange described in Section 351 of the Code.    If NYSE Group elects to structure the exchange offer together with the post-closing reorganization as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or as an exchange described in Section 351 of the Code, and the exchange offer together with the post-closing reorganization so qualifies, the material U.S. federal income tax consequences to holders of Euronext shares, in general, are as follows:

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  U.S. Holders Who Receive Solely NYSE Euronext Common Stock.    A U.S. holder of Euronext shares will not recognize gain or loss upon receipt of NYSE Euronext common stock solely in exchange for Euronext shares, except with respect to cash received in lieu of fractional shares of NYSE Euronext common stock (as discussed below). The aggregate tax basis of the shares of NYSE Euronext common stock received (including any fractional shares deemed received and exchanged for cash) will be equal to the aggregate tax basis in the Euronext shares exchanged. The holding period of the NYSE Euronext common stock received (including any fractional shares deemed received and exchanged for cash) will include the holding period of the Euronext shares exchanged.

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  U.S. Holders Who Receive Solely Cash.    A U.S. holder of Euronext shares who exchanges such shares solely for cash generally will recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the U.S. holder's tax basis, determined in U.S. dollars in the Euronext shares exchanged. Generally, such capital gain or loss will be long-term capital gain or loss if the holding period for the Euronext shares surrendered in the exchange offer or the post-closing reorganization is greater than one year as of the closing date of the exchange offer or the post-closing reorganization, as applicable. The deductibility of capital losses is subject to limitations. If a U.S. holder acquired different blocks of Euronext shares at different times or different prices, any gain or loss must be determined separately for each block of Euronext shares.

  •
  U.S. Holders Who Receive a Combination of NYSE Euronext Common Stock and Cash.    If the U.S. holder's adjusted tax basis, determined in U.S. dollars, in the Euronext shares surrendered is less than the sum of the fair market value, as of the closing date of the exchange offer or the post-closing reorganization, as applicable, of the NYSE Euronext common stock and the amount of cash received by the U.S. holder, then the U.S. holder will recognize gain in an amount equal to the lesser of (i) the sum of the amount of cash and the fair market value of the NYSE Euronext common stock received, minus the adjusted tax basis, determined in U.S. dollars, of the Euronext shares exchanged therefor, and (ii) the amount of cash received by the holder in the exchange offer or the post-closing reorganization, as applicable. However, if a U.S. holder's adjusted tax basis, determined in U.S. dollars, in the Euronext shares exchanged is greater than the sum of the amount of cash and the fair market value of the NYSE Euronext common stock received, the U.S. holder's loss will not be currently allowed or recognized for U.S. federal income tax purposes. If a U.S. holder acquired different blocks of Euronext shares at different times or different prices, the holder should consult the holder's tax advisor regarding the manner in which gain or loss should be determined. Any recognized gain generally will be long-term capital gain if, as of closing date of the exchange offer or the post-closing reorganization, as applicable, the U.S. holder's holding period with respect to the Euronext shares exchanged is greater than one year. The aggregate tax basis of the NYSE Euronext common stock received (including any fractional shares deemed received and exchanged for cash) by a U.S. holder that exchanges its Euronext shares for a combination of NYSE Euronext common stock and cash will be equal to the aggregate adjusted tax basis, determined in U.S. dollars, of the Euronext shares exchanged, reduced by the amount of cash received by the holder (excluding any cash received in lieu of fractional shares of NYSE Euronext common stock) and increased by the amount of gain, if any, recognized by the holder (excluding any gain recognized with respect to cash received in lieu of fractional shares of NYSE Euronext common stock) in the exchange offer or the post-closing reorganization, as applicable. The holding period of the NYSE Euronext common stock received (including any fractional shares deemed received and exchanged for cash) will include the holding period of the Euronext shares surrendered. Notwithstanding the foregoing, if a U.S. holder actually or constructively owns NYSE Euronext common stock other than NYSE Euronext common stock received in the exchange offer or the post-closing reorganization, the recognized gain in some cases would be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Internal Revenue Code, in which case such gain would be treated as dividend income. In such cases, U.S. holders that are corporations should consult their tax advisors regarding the potential applicability of the "extraordinary dividend" provisions of the Internal Revenue Code.

        Any cash consideration paid in Euros will be included in the income of a U.S. holder of Euronext shares in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt by such holder, regardless of whether the cash consideration is in fact converted into U.S. dollars. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Euros received by a U.S. holder that are converted into U.S. dollars on a date subsequent to receipt.

        For foreign tax credit purposes, any capital gain or loss recognized by a U.S. holder upon the exchange of Euronext shares pursuant to the exchange offer or the post-closing reorganization, as applicable, generally will be U.S. source "passive income."

        Cash in Lieu of Fractional Shares.    If the exchange offer, together with the post-closing reorganization, qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, a U.S. holder of Euronext shares who receives cash in lieu of a fractional share of NYSE Euronext common stock in the exchange offer or the post-closing reorganization generally will be treated as having received such fractional share in the exchange offer or the post-closing reorganization, as applicable, and then as having received cash in exchange for such fractional share. Gain or loss generally will be recognized by such U.S. holder based on the difference between the amount of cash received in lieu of the fractional share and the tax basis allocated to such fractional share of NYSE Euronext common stock.

        If the exchange offer, together with the post-closing reorganization, qualifies as an exchange described in Section 351 of the Internal Revenue Code, a U.S. holder of Euronext shares who receives cash in lieu of a fractional share of NYSE Euronext common stock in the exchange offer or the post-closing reorganization, as applicable, generally will be treated as having received cash in exchange for Euronext common stock as described above under "U.S. Holders Who Receive a Combination of NYSE Euronext Common Stock and Cash."

Passive Foreign Investment Company Status

        A non-U.S. corporation will be classified as a Passive Foreign Investment Company (or PFIC) for any taxable year if (1) at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents, royalties or gains on the disposition of certain minority interests), or (2) at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If Euronext were characterized as a PFIC, such characterization would result in adverse tax consequences to U.S. holders, and U.S. federal income tax consequences different from those described above may apply. These consequences may include having gains realized on the disposition of Euronext shares treated as ordinary income rather than capital gain and being subject to punitive interest charges on such gains. U.S. holders should consult their own tax advisors regarding the potential application of the PFIC rules to their disposition of Euronext shares in connection with the exchange offer or the post-closing reorganization.

Certain Foreign Tax Credit Considerations for U.S. Holders that do Not Tender their Euronext Shares

        A U.S. holder that does not tender its Euronext shares in the exchange offer may be subject to Dutch dividend withholding tax on the consideration paid to such holder in the post-closing reorganization. See, "The Combination—Material Dutch Tax Consequences—Post Closing Reorganization Effectuated Other than Pursuant to the Compulsory Acquisition Procedure—Dividend Withholding Tax." Subject to certain conditions and limitations, the Dutch dividend withholding tax on the consideration paid to a U.S. holder in the post-closing reorganization will be treated as a tax eligible for credit against such holder's U.S. federal income tax liability. Among other limitations, however, foreign tax credits generally can be applied only to offset U.S. federal income tax imposed on income from foreign sources. Because any gain recognized by a U.S. holder of Euronext shares in the post-closing reorganization generally would be treated as U.S. source income for foreign tax credit purposes, a U.S. holder's ability to credit any Dutch dividend withholding tax on the consideration paid to such holder in the post-closing reorganization would be conditioned upon the U.S. holder having sufficient other income from foreign sources. Alternatively, a U.S. holder may deduct any Dutch dividend withholding tax in computing taxable income. Foreign tax credits generally will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in Euronext shares. The rules governing foreign tax credits are very complex. U.S. holders should consult their own tax advisors regarding the U.S. federal income tax consequences arising from the imposition of Dutch dividend withholding tax and regarding the application of the foreign tax credit rules in light of their particular circumstances.

  Non-U.S. Holders

        A non-U.S. holder's gain or loss from the exchange offer and the post-closing reorganization generally will be determined in the same manner as that of a U.S. holder. However, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized from the exchange offer or the post-closing reorganization, unless (i) the gain is effectively connected with a U.S. trade or business of the non-U.S. holder (or, if certain income tax treaties apply, is attributable to a U.S. permanent establishment), or (ii) the holder is an individual who has been present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are satisfied.

        A non-U.S. holder whose gain is effectively connected with the conduct of trade or business in the United States will be subject to U.S. federal income tax on such gain in the same manner as a U.S. holder. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) on such effectively connected gain.

        Information Reporting and Backup Withholding.    Payments of cash made to a U.S. holder or non-U.S. holder of Euronext shares in connection with the exchange offer or the post-closing reorganization, under certain circumstances, may be subject to information reporting and "backup withholding" at a rate of 28%, unless such holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. In this regard, a non-U.S. holder under certain circumstances may be required to provide an IRS Form W8-BEN certifying, under penalties of perjury, as to its non-U.S. status. Any amounts withheld under the backup withholding rules are not additional tax and may be allowed as a refund or credit against the holder's U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

Accounting Treatment

        Under U.S. GAAP, the combination will be accounted for as an acquisition of Euronext by NYSE Group under the purchase method of accounting. Under the purchase method, the cost of the acquisition will be based on the amount of cash paid to holders of Euronext shares, the market value of NYSE Euronext common shares issued to holders of Euronext shares, and the direct transaction costs of the combination. Under U.S. GAAP, the market value of the NYSE Euronext common shares to be issued will be based on the average price of NYSE Group common stock for the period beginning two days before and ending two days after the announcement of the execution of the combination agreement, such date being June 1, 2006.

Financing Arrangements

        In connection with the exchange offer, NYSE Euronext, as the borrower, and NYSE Group, as the guarantor, entered into a €2.5 billion revolving credit bridge facility, on January 5, 2007. The bridge facility has been established to enable NYSE Euronext (Holding) to fund the cash portion of the consideration payable by NYSE Euronext (Holding) for acquiring Euronext shares in connection with the exchange offer. Funds available to NYSE Euronext under the bridge facility may be drawn only to fund the cash portion of the consideration being offered to Euronext shareholders in the exchange offer. The bridge facility is a 364-day revolving facility with availability of funds in U.S. dollars or euros. NYSE Euronext may elect to have revolving loans under the bridge facility borrowed in U.S. dollars or Euros, with various interest rate options. In addition, NYSE Euronext will pay a commitment fee of 0.02% per annum of the unused commitment amount, commencing on the effective date of the bridge facility. The bridge facility is unsecured and contains customary representations and warranties (including, but not limited to, those relating to organization and authorization, compliance with laws and litigation) and customary events of default (including, but not limited to, monetary defaults, covenant defaults and bankruptcy events). The bridge faciliy does not contain any financial covenants.

        NYSE Euronext expects that, upon completion of the exchange offer, it will enter into a $3 billion syndicated revolving credit facility to replace the bridge facility, which is currently anticipated to be used as a backstop for a global commercial paper program. The proceeds from the global commercial paper program will be used for general corporate purposes, including repayments of amounts borrowed under the bridge facility and/or the syndicated revolving credit facility. The bridge facility includes, and the syndicated revolving credit facility is expected to include, terms and conditions customary for agreements of this type, which may restrict NYSE Euronext's ability to engage in additional transactions or incur additional indebtedness. If NYSE Euronext enters into a syndicated revolving credit facility, such facility may be used instead of the bridge facility to fund the cash portion of the consideration to be paid to Euronext shareholders pursuant to the exchange offer and the post-closing reorganization and/or as a backstop for a global commercial paper program, the proceeds of which would be used for such purpose. There is no assurance, however, that NYSE Euronext will enter into a syndicated revolving credit facility or whether such facility will be appropriate to fund the cash portion of the consideration being offered to Euronext shareholders in the exchange offer, in which case the bridge facility is expected to be utilized for these purposes.

        Under the global commercial paper program, NYSE Euronext expects to issue approximately $3 billion of commercial paper through a number of dealers. The dealers will offer the notes worldwide in a variety of currencies with maturities of less than 365 days. The goal will be to issue the paper in the most cost effective currency. The interest on the commercial paper will be paid using the proceeds from operations of the combined entity, and it is expected that the debt will be paid off in three to four years.

        It is anticipated that the global commercial paper program will be exempt from registration under the Securities Act pursuant to the exemptions in Section 3(a)3 and 4(2) of the Securities Act for U.S. commercial paper and Regulation S for Euro commercial paper.

Regulatory Approvals

        Under applicable French stock market regulations, the AMF is responsible for approving the terms and conditions of the exchange offer and the French note d'information. On January 18, 2007, the AMF issued its clearance decision (décision de conformité) on the exchange offer and issued visa no. 07-018 on the French exchange offer prospectus filed by NYSE Euronext (note d'information), pursuant to Article L. 621-8-1.I of the French Monetary and Financial Code and to Article 231-23 of its General Regulations. On the same day, the AMF issued visa no. 07-019 on the French exchange offer prospectus filed by Euronext (note en réponse) pursuant to Article L. 621-8-1.I of the French Monetary and Financial Code and to Article 231-26 of its General Regulations.

        On January 18, 2007, the CBFA granted recognition to the French exchange offer prospectuses (note d'information and note en réponse) pursuant to Article 6 of the EC Directive on Takeovers and, on February 15, 2007, recognized them as equivalent to a prospectus pursuant to article 18, §1, c of the Belgian law of June 16, 2006.

  Competition and Antitrust

        U.S. Antitrust Clearance.    NYSE Group and Euronext are not required to make notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder by the Federal Trade Commission.

        European Competition Authorities.    Competition and regulatory notifications to and approvals from the following European authorities are, or were, required:

  •
  United Kingdom:    Confirmation has been sought from the Office of Fair Trading, pursuant to the Enterprise Act 2002, that the combination will not be referred to the Competition Commission. On October 9, 2006, the Office of Fair Trading approved the combination, confirming that it is not expected to result in a substantial lessening of competition within any market or markets in the United Kingdom for goods or services.

  •
  Portugal:    NYSE Group and Euronext have submitted a notification pursuant to the Portuguese Competition Law (Act No. 18/2003). On December 22, 2006, the Portuguese Competition Authority ("Autoridade da Concorrência"), approved the combination under Art. 12 of the Portuguese Competition Law (Act No 18/2003).

The Antitrust Division of the U.S. Department of Justice and the Federal Trade Commission frequently scrutinize the legality under the antitrust laws of business combination transactions. At any time before or after the combination, antitrust or competition authorities in the United States (including, for example, the U.S. Department of Justice, Federal Trade Commission or a state attorney general) or a non-U.S. competition authority could take action under the applicable competition or antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the combination or seeking divestiture of substantial assets of NYSE Group or Euronext or their subsidiaries. Private parties may also bring legal actions under the antitrust laws under certain circumstances. Although NYSE Group, Euronext and NYSE Euronext believe that they will receive the requisite regulatory approvals for the combination, they can give no assurance that a challenge to the combination will not be made or, if made, would be unsuccessful. Obtaining certain government approvals applicable to the exchange offer or merger is a condition to the combination. See "The Combination Agreement—Conditions to Completing the Combination."

  Securities Regulatory Authorities

        SEC Approvals.    The NYSE and NYSE Arca, Inc. are registered as national securities exchanges pursuant to Section 6 of the Exchange Act and, as such, they must comply with certain obligations under the Exchange Act. Under Section 19 of the Exchange Act and the related rules of the SEC, all changes in the rules of SROs, such as the NYSE and NYSE Arca, Inc., must be submitted to the SEC for approval, and this can include certain proposed amendments to the certificate of incorporation or bylaws of NYSE Group. No proposed rule change can take effect unless approved by the SEC or otherwise permitted by Section 19.

        Under Section 19 of the Exchange Act, the text of the proposed rule change, together with a concise general statement of the statutory basis, and the purpose of the change, must be submitted to the SEC, which then gives interested parties the opportunity to comment by publishing the proposal in the Federal Register. Comment letters typically are forwarded to the SRO for response. Within a period of 35 days of the publication of the proposed rule change (or a longer period of up to 90 days, if the SEC considers it appropriate), the SEC must either approve the proposal, or institute proceedings to determine whether the proposed rule change should be disapproved. Such proceedings should be concluded within 180 days of the date of the publication of the proposed rule change, although the SEC may extend the deadline by another 60 days if necessary. The SEC will approve a proposed rule change if it finds that the change is consistent with the requirements of the Exchange Act and the rules and regulations of the Exchange Act. SROs may consent to extensions of any of these periods and, as a practical matter, will generally do so while addressing any concerns raised by the SEC staff.

        SEC approval of any applications under Rule 19b-4 under the Exchange Act submitted by the registered exchange subsidiaries of NYSE Group in connection with the proposed combination is a condition to the commencement of the exchange offer. See "The Combination Agreement—Conditions to Completing the Combination—Conditions to Filing and Commencing the Exchange Offer." NYSE Group

and Euronext each waived this condition with respect to the filing of the French exchange offer prospectus (note d'information) with the AMF. On February 14, 2007, the SEC approved the applications of the NYSE and NYSE Arca, Inc. under Section 19 of the Exchange Act filed in connection with the combination, thus satisfying this condition with respect to the commencement of the exchange offer.

        SEC Relief.    UBS AG and Morgan Stanley, financial advisors to Euronext, applied to the SEC for exemptive relief from the provisions of Rule 14e-5 under the Exchange Act. The SEC granted the requested relief on July 13, 2006. Rule 14e-5, among other things, prohibits a person making a cash tender offer or exchange offer for an equity security, as well as any person acting, directly or indirectly, in concert with such person (or certain advisors or dealer-managers of such person), from purchasing, directly or indirectly, or making any arrangement to purchase such security or any related security except pursuant to such tender offer or exchange offer.

        The relief granted to UBS AG and Morgan Stanley permits them, as well as their affiliates and separately identifiable departments, to engage in certain trading activities involving Euronext shares and various related derivative securities (which are referred to in this section collectively as the "specified Euronext securities") in the ordinary course of their businesses, none of which will be undertaken for the purpose of promoting or otherwise facilitating the exchange offer. Relief is subject, among other things, to the following conditions: (i) any trading activities will be conducted outside the United States; (ii) no purchases or arrangements to purchase specified Euronext securities, otherwise than pursuant to the exchange offer, will be made directly or indirectly on behalf of NYSE Euronext; (iii) all purchases of the specified Euronext securities by UBS AG and Morgan Stanley and their affiliates and departments during the exchange offer will be effected in the ordinary course of business and in compliance with the applicable rules of the AMF and any other applicable rules or regulations; (iv) the exchange offer documents will prominently disclose the possibility that UBS AG and Morgan Stanley and their affiliates and departments may purchase the specified Euronext securities outside the exchange offer; (v) UBS AG and Morgan Stanley will disclose in the United States information regarding such purchases to the extent such information is made public in France; and (vi) UBS AG and Morgan Stanley will provide to the SEC, upon request, a daily schedule of all transactions in the specified Euronext securities made by them or their affiliates and departments during the exchange offer, on a transaction-by-transaction basis, including the size, broker (if any), price and manner of such transaction. In addition, UBS AG and Morgan Stanley have agreed to comply during the exchange offer with the relevant provisions of the U.K. City Code on Takeovers and Mergers applicable to U.K. exempt principal traders as if they were subject to such provisions, except that trades will be reported to the AMF instead of to the U.K. Takeover Panel, as required by the General Regulations of the AMF.

        European Regulators.    In addition, the following approvals by European regulators are conditions to the filing and commencement of the exchange offer under the combination agreement. See "The Combination Agreement—Conditions to Completing the Combination":

  •
  the Dutch Minister of Finance shall have issued a declaration of no objection pursuant to section 26a of the Dutch Act on the Supervision of the Securities Trade 1995 allowing NYSE Euronext to acquire the Euronext shares;

  •
  approval by the Dutch Minister of Finance after consultation with the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) ("AFM") pursuant to paragraph 4.3 of the formal exchange recognition dated September 22, 2000 and granted to Euronext and Euronext Amsterdam N.V. pursuant to Section 22 of the Dutch Act on the Supervision of the Securities Trade 1995;

  •
  declaration of no objection of the AMF pursuant to the provisions of Articles 511-1 and 511-5 of the General Regulations of the AMF;

  •
  declaration of no objection of the CBFA pursuant to Article 19 of the Law dated August 2, 2002;

  •
  declaration of no objection from the Belgian Minister of Finance, after consultation with the CBFA, under Articles 3, 4 and 17 of the Law of August 2, 2002;

  •
  declaration of no objection from the FSA pursuant to REC 3.6.3(3)R of the Recognised Investment Exchanges and Recognised Clearing House Sourcebook of the FSA Handbook in respect of LIFFE Administration and Management;

  •
  approval by the Portuguese Minister of Finance pursuant to the Decree-law n.394/99 of October 13, 1999, as amended by Decree-law n.8-D/2002 with respect to Euronext Lisbon S.A.;

  •
  approval by the Portuguese Securities Commission (Comissão do Mercado de Valores Mobiliários) ("CMVM") pursuant to the Decree-law n.394/99 of October 13, 1999, as amended by Decree-law n.8-D/2002 with respect to Interbolsa S.A.; and

  •
  the approval of the Committee of the Chairmen of the College of Regulators composed of the AMF, the CBFA, the CMVM, and the FSA, pursuant to the Memoranda of Understanding dated March 22, 2001 and March 3, 2003 (together, the "Euronext College of Regulators").

        Each of these European regulatory approvals was waived by NYSE Group and Euronext as a condition to the filing the French exchange offer prospectus (note d'information) with the AMF but has since been obtained, thereby satisfying the conditions to the commencement of the exchange offer.

  •
  the French Minister of Economy has not taken any of the steps set forth in Article 441-1 of the Code Monetaire et Financier to object to the completion of the exchange offer;

        A number of additional regulatory approvals either have been solicited or are expected to be solicited in connection with the proposed combination, including:

  •
  approval by the FSA pursuant to section SUP 11.4.2 R of the Regulatory Processes—Supervision Manual of the FSA Handbook in respect of LIFFE Services Limited, Archipelago Europe Limited and EuroMTS Limited;

  •
  approvals by, or filings with, various regulators including the German BaFin, the Spanish Comision Nacional de Mercados de Valores, the AFM, the CECEI, the Italian Commissione Nazionale per le Società et la Bolsa (which is referred to in this document as CONSOB) and the CBFA with respect to the indirect subsidiaries of MBE Holding S.p.A.;

  •
  approvals by, or filings with, various regulators including the AMF, the Dutch Minister of Finance, the CONSOB, the Swiss Federal Banking Commission, the Japanese Minister of Finance and Financial Supervisory Agency, the Monetary Authority of Singapore, the SEC and the U.S. Commodity Futures Trading Commission ("CFTC") and the Taiwan Securities and Futures Commission with respect to the operations of LIFFE Administration & Management and its subsidiaries;

  •
  applications to the NASD with respect to Archipelago Trading Services, Inc. and Archipelago Securities, Inc. and its subsidiaries.

        However, failure to obtain any such other regulatory approvals would not prevent the completion of the exchange offer.

  General

        There can be no assurance that U.S. federal, state or non-U.S. regulatory authorities will not attempt to challenge the combination on antitrust grounds or for other reasons, or, if a challenge is made, as to the results of the challenge.

  Commitments made by NYSE Euronext and Euronext to the Euronext College of Regulators

        In a letter dated January 3, 2007, NYSE Euronext and Euronext made a number of commitments, subject to completion of the exchange offer, to the Euronext College of Regulators in connection with seeking its approval of the combination. Euronext confirmed that it would seek a declaration of no-objection from the Euronext College of Regulators prior to implementing any integration steps that are not envisaged by the combination agreement. Euronext also confirmed that the Euronext College of Regulators would be immediately informed of all decisions and events that could affect its ability to meet its regulatory obligations, including any transactions that, while not having a significant effect on Euronext or its markets, could have a significant effect on NYSE Euronext as parent company of Euronext.

        Euronext confirmed its strong and lasting commitment to abide by the Memoranda of Understanding dated March 22, 2001 and March 3, 2003 of the Euronext College of Regulators. NYSE Euronext confirmed that it would not hinder the application of the Memoranda of Understanding nor Euronext's ability to fulfill its obligations under the Memoranda of Understanding. NYSE Euronext confirmed its commitment to submit to the Euronext College of Regulators any proposal to amend its bylaws or its certificate of incorporation, and to obtain the prior agreement of the Euronext College of Regulators of any amendment affecting Euronext's markets.

        NYSE Euronext confirmed its commitment to submit for the prior approval of the Euronext College of Regulators any proposed amendment of the bylaws or the operations of the Dutch foundation, or of the governance and option agreement relating to the Dutch foundation. A similar undertaking will be required of the Dutch foundation's board of directors.

        NYSE Euronext confirmed its commitment to request a statement of no-objection from the Euronext College of Regulators for any proposed nomination of members of its board of directors and its management committee, based on adequate evaluation criteria.

        NYSE Euronext and Euronext confirmed their permanent commitment to ensure that the managing boards of local operating subsidiaries of the combined group will have sufficient resources and complete responsibility for day-to-day operational management of their respective national markets, which includes providing adequate resources to allow them to continue managing the business of local markets in conformity with all legal and regulatory requirements. NYSE Euronext and Euronext reiterated in this regard their commitments relating to the structure and the organization of Euronext's management and that of its subsidiaries as well as those of the combined group, in particular as to the reconciliation of the requests and objectives of the combined group's management and local objectives and requirements.

        NYSE Euronext confirmed its commitments relating to the ongoing adequacy of financial resources of its European subsidiaries and committed to ensure their financial independence and stability.

        Finally, NYSE Euronext undertook to allow the Euronext College of Regulators to have access at any time to the information (books and records) relating to Euronext and its regulated subsidiaries maintained at the NYSE Euronext level.

  Memorandum of Understanding between the Euronext College of Regulators and the SEC

        On January 25, 2007, the SEC and the Euronext College of Regulators entered into a memorandum of understanding relating to the combination providing for consultation, cooperation and exchange of information concerning the supervision of the NYSE Euronext markets. The SEC and the Euronext College of Regulators expressed, pursuant to the memorandum of understanding, their willingness to cooperate in order to facilitate the exercise of their respective regulatory functions, in particular relating to investor protection, promoting the integrity of the markets, maintaining the confidence of investors and systemic stability. The SEC and the Euronext College of Regulators will endeavor to examine, through an open and permanent dialogue, the regulatory consequences of further integration of the markets. The memorandum of understanding will become effective upon the announcement by Euronext Paris that the minimum tender threshold in the exchange offer has been met.

Restrictions on Sales of Shares by Affiliates of NYSE Group and Euronext

        The shares of NYSE Euronext common stock to be issued in the exchange offer and the merger will be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and will be freely transferable under the Securities Act, except for shares of NYSE Euronext common stock issued to any person who is deemed to be an "affiliate" of NYSE Group or Euronext at the time of the NYSE Group special meeting or the Euronext extraordinary meeting, as applicable. It should be noted, however, that, although shares may be freely transferable under the Securities Act, certain of the shares of NYSE Euronext common stock issued in the merger may be subject to transfer restrictions under the NYSE Euronext certificate of incorporation. For a description of these restrictions, see "Description of NYSE Euronext Capital Stock—Transfer Restrictions on Certain Shares of NYSE Euronext Common Stock." Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with, either the NYSE Group or Euronext, and may include executive officers and directors of NYSE Group or Euronext, as well as significant stockholders of NYSE Group or Euronext. Affiliates may not sell their shares of NYSE Euronext common stock acquired in the exchange offer or the merger except pursuant to:

  •
  an effective registration statement under the Securities Act covering the resale of those shares;

  •
  an exemption under paragraph (d) of Rule 145 under the Securities Act; or

  •
  any other applicable exemption under the Securities Act.

        Both NYSE Group and Euronext expect that each of their affiliates will agree with NYSE Euronext that the affiliate will not transfer any shares of stock received in the exchange offer or the merger, except in compliance with the Securities Act. Resales of NYSE Euronext common stock by affiliates of NYSE Group, Euronext or NYSE Euronext are not being registered pursuant to the registration statement of which this document forms a part.

Stock Exchange Listing and Stock Prices

        NYSE Euronext common stock currently is not traded or quoted on a stock exchange or quotation system. However, NYSE Euronext intends to apply to list the shares of NYSE Euronext common stock on the NYSE (trading in U.S. dollars) and on Euronext Paris (Eurolist by Euronext) (trading in euros), subject to official notice of issuance.

        Shares of NYSE Group common stock are listed on the NYSE under the symbol "NYX." Shares of NYSE Group common stock will be delisted from the NYSE after the combination is completed, as permitted by applicable law. Euronext shares are listed on Euronext Paris (Eurolist by Euronext) under the symbol "NXT" (ISIN Code NL0000290641). NYSE Euronext is in the process of applying to list NYSE Euronext common stock on Eurolist of Euronext Paris under the symbol "NYX" (ISIN Code US6294911010) and on the NYSE under symbol "NYX," subject to the issuance of such shares.

        NYSE Euronext expects theses listings to take place on the settlement-delivery date of the initial offering period. The tentative schedule for settlement-delivery is approximately 10 trading days after the closing of the initial offering period. Euronext shares may be delisted from Euronext Paris (Eurolist by Euronext) upon NYSE Euronext's request, only if Euronext Paris authorizes such delisting, it being specified that Euronext Paris may grant its authorization only if the liquidity of Euronext's shares is reduced to such an extent that delisting is in the market's best interest, and subject to the veto right of the AMF. For the reasons discussed below, if the exchange offer for Euronext shares is completed, depending on the number of Euronext shares tendered, there may no longer be an active trading market for the Euronext shares, and its liquidity could be materially adversely affected. If Euronext Paris were to delist Euronext shares, the market for Euronext shares could be adversely affected. Although it is possible that the Euronext shares would be traded on other securities exchanges or in the OTC market, and the price quotations would be reported by such exchanges, other quotation systems or by other sources, there can be no assurance that any such trading or quotations will occur. The extent of the public market for the Euronext shares and the availability of such quotations would depend upon the number of holders and/or the aggregate market value of the public float of Euronext shares remaining at such time and the interest in maintaining a market in such securities on the part of securities firms.

        To the extent the availability of such listings or quotations depends on steps taken by NYSE Euronext, NYSE Euronext may or may not take such steps. Therefore, Euronext shareholders should not rely on any such listing or quotation being available following the successful completion of the exchange offer.

        The following table sets forth, for the periods indicated, the high and low sale prices of NYSE Group common stock and Euronext shares.

        NYSE Group common stock has been publicly traded only since March 8, 2006, the first day after the completion of the merger of the NYSE and Archipelago. Prior to that date, there was no public market in NYSE Group common stock.

	Euronext Share(1)		NYSE Group Common Stock(2)
	High	Low	High	Low
Calendar Quarter
2003
First Quarter	€21.20	€15.20	—	—
Second Quarter	€23.15	€16.35	—	—
Third Quarter	€23.90	€20.21	—	—
Fourth Quarter	€22.10	€18.63	—	—
2004
First Quarter	€24.45	€19.87	—	—
Second Quarter	€24.95	€22.52	—	—
Third Quarter	€23.41	€20.54	—	—
Fourth Quarter	€23.69	€21.21	—	—
2005
First Quarter	€31.25	€21.61	—	—
Second Quarter	€29.10	€25.20	—	—
Third Quarter	€36.87	€27.72	—	—
Fourth Quarter	€45.25	€33.04	—	—
2006
First Quarter(3)	€68.60	€42.27	$90.35	$63.91
Second Quarter	€79.25	€61.25	$80.45	$49.18
Third Quarter	€77.90	€63.23	$74.83	$56.05
Fourth Quarter	€96.05	€75.10	$112.00	$71.40
2007
First Quarter (through February 14, 2007)	€99.60	€84.00	$109.50	$88.21

(1)
Prices for Euronext shares traded on Euronext Paris (Eurolist by Euronext) under the symbol NXT.

(2)
Prices for NYSE Group common stock traded on the NYSE under the symbol NYX.

(3)
First quarter information for NYSE Group common stock is from March 8, 2006 (the date on which NYSE Group common stock commenced trading on the NYSE) to March 31, 2006.

Appraisal Rights

  NYSE Group Stockholders

        Under the Delaware General Corporation Law, which governs the merger, as well as under the NYSE Group certificate of incorporation and bylaws, NYSE Group stockholders are not entitled to any appraisal rights in connection with the merger.

  Euronext Shareholders

        The holders of Euronext shares are not entitled to appraisal rights with respect to the exchange offer as a matter of French law or Dutch law.

THE COMBINATION AGREEMENT

        This section of the document describes the material terms of the combination agreement, which was executed on June 1, 2006 and amended and restated on November 24, 2006. The following summary is qualified in its entirety by reference to the complete text of the combination agreement, which is attached as Annex A to this document. NYSE Group and Euronext urge you to read the full text of the combination agreement.

Structure of the Combination

        Pursuant to the combination agreement, NYSE Group and Euronext have agreed to combine their businesses under a new holding company named NYSE Euronext. The effect of the combination will be that NYSE Group and Euronext will become subsidiaries of NYSE Euronext. Euronext's business will be brought under the new holding company through an exchange offer, and NYSE Group's business will be brought under the new holding company through a merger. Following the merger, NYSE Group will be a wholly owned subsidiary of NYSE Euronext. As soon as possible after the successful completion of the exchange offer and the merger, NYSE Euronext intends to effect the post-closing reorganization of Euronext and its subsidiaries that is intended to result in Euronext becoming an indirect wholly owned subsidiary of NYSE Euronext. The effect of the post-closing reorganization will be to eliminate any minority shareholder interest in Euronext remaining after the completion of the exchange offer. The following is a diagram of NYSE Euronext after completion of the combination and a successful post-closing reorganization:

The Exchange Offer

  Consideration Offered to Euronext Shareholders

        The combination agreement provides that Euronext will become a subsidiary of NYSE Euronext through an exchange offer. Pursuant to the combination agreement, NYSE Euronext (Holding), an indirect wholly owned subsidiary of NYSE Euronext, is hereby offering to acquire, subject to the terms and conditions set forth herein, each issued Euronext share for €21.32 in cash (without interest) and 0.98 of a share of NYSE Euronext common stock. Assuming that each share of NYSE Euronext common stock has a value equal to one share of NYSE Group common stock, based on the closing price of $89.55 of NYSE Group common stock and the euro-dollar noon buying rate of Federal Reserve Bank of New York on February 14, 2007, the terms of the exchange offer value each Euronext share at €88.18. The combination agreement contains no provision that permits either party to terminate the combination agreement, or that alters the exchange ratio, because the stock price of NYSE Group common stock or Euronext shares has fallen below any agreed-upon minimum price or has risen above an agreed-upon maximum price. See "Risk Factors."

  Mix and Match Election

        The exchange offer contains a "mix and match" election to permit Euronext shareholders to receive more cash or more stock for their tendered Euronext shares, to the extent that either is available. Specifically, instead of receiving the standard offer consideration for their Euronext shares, Euronext shareholders will have an opportunity to make either:

  •
  a cash election to receive €95.07 for each Euronext share (the number of Euronext shares for which a cash election is made in any offering period being referred to herein as "Cash Election Shares"), or

  •
  a stock election to receive 1.2633 shares of NYSE Euronext common stock for each Euronext share (the number of Euronext shares for which this election is in any offering period being referred to herein as "Stock Election Shares").

        The cash election and stock election, however, are subject to proration to ensure that the total amount of cash paid, and the total number of shares of NYSE Euronext common stock issued, in the exchange offer to the Euronext shareholders, as a whole, are equal to the total amount of cash and number of NYSE Euronext shares that would have been paid and issued if all tendering Euronext shareholders received the standard offer consideration. A cash election will be satisfied in full only to the extent that off-setting stock elections have been made by other tendering holders of Euronext shares in the exchange offer. Accordingly, there can be no assurance that Euronext shareholders will receive all of their consideration in the form that they have elected.

        If the ratio of the total number of Cash Election Shares tendered in any offering period to the total number of Stock Election Shares tendered in such offering period, is not equal to 0.2891 (the "Ratio"), then the following pro-ration and allocation adjustment will be applied to the Cash Election Shares or the Stock Election Shares, as the case may be, tendered in such offering period:

  •
  In the event that the total number of Cash Election Shares tendered in such offering period, divided by the total number of Stock Election Shares tendered in such offering period, exceeds the Ratio, then each tendered Stock Election Share will receive 1.2633 shares of NYSE Euronext common stock, while the number of tendered Cash Election Shares will be reduced to the number required to achieve the Ratio. This reduction will be effected proportionately among the holders of all Cash Election Shares tendered in such offering period. The adjusted number of Cash Election Shares will be rounded down to the nearest whole number. All tendered Euronext shares deemed not to be Cash Election Shares as a result of this proration and allocation procedure will receive the standard offer consideration. Holders will be paid cash for any fractional shares rounded down as part of the proration described above.

  •
  In the event that the total number of Cash Election Shares tendered in such offering period, divided by the total number of Stock Election Shares tendered in such offering period is less than the Ratio, then each tendered Cash Election Share will receive €95.07 in cash, while the number of tendered Stock Election Shares in such offering period will be reduced to the number required to achieve the Ratio. This reduction will be effected proportionately among the holders of all Stock Election Shares tendered in such offering period. The adjusted number of Stock Election Shares will be rounded down to the nearest whole number. All tendered Euronext shares deemed not to be Stock Election Shares as a result of this proration and allocation procedure will receive the standard offer consideration. Holders will be paid cash for any fractional shares rounded down as part of the proration described above

        Tendering Euronext shareholders who make no election will receive the standard offer consideration for their tendered Euronext shares.

  Expiration Date of the Exchange Offer

        The exchange offer will expire at 12:00 midnight, Paris time, on March 21, 2007 unless (i) the AMF extends or suspends the period of the exchange offer; or (ii) the exchange offer is withdrawn prior to that time in accordance with the General Regulations of the AMF.

        The AMF has the sole authority to determine whether or not to extend the exchange offer period. NYSE Euronext may not itself extend the exchange offer period. The AMF may extend the exchange offer period under certain circumstances, including in the event of the initiation of a competing offer or of an improved offer by a competing bidder. The offering period may also be extended or suspended in case a claim challenging the validity of the AMF's decision to approve the exchange offer and the exchange offer documentation is validly filed with a court of competent jurisdiction. If the offering period is extended or suspended by the AMF, NYSE Euronext will issue a press release announcing the AMF's decision and the new expiration date and time of the extended exchange offer.

        NYSE Euronext will not be obligated to purchase any tendered Euronext shares pursuant to the exchange offer unless Euronext shares representing at least 50% plus one of the issued Euronext shares (on a fully diluted basis) as of the closing of the exchange offer are validly tendered and not withdrawn in the exchange offer.

  Withdrawal Rights

        A Euronext shareholder will have the right to withdraw any of its Euronext shares tendered pursuant to the exchange offer at any time prior to the expiration of the exchange offer. During the subsequent offering period (described below), a Euronext shareholder may withdraw any Euronext shares tendered during that subsequent period at any time prior to the expiration of the subsequent offering period. No consideration will be paid to the Euronext shareholder in respect of any withdrawn Euronext share.

        For a withdrawal to be effective, the financial intermediary, the U.S. custodian or Netherlands Management Company B.V., in its capacity as Euronext's registrar, as applicable, must receive in a timely manner the written or facsimile transmission notice of withdrawal.

  Acceptance and Return of Euronext Shares

        If the exchange offer is successful (see "—Conditions to Completing the Exchange Offer" below), NYSE Euronext (Holding) will be deemed to have accepted for exchange all Euronext shares validly tendered and not properly withdrawn on or prior to the expiration of the offering period, as set forth in the final results of the exchange offer (avis de résultat définitif) published in France by the AMF.

        In the event that any Euronext shares tendered in accordance with the instructions set forth in the exchange offer materials are not accepted for exchange pursuant to the terms and conditions of the exchange offer, these Euronext shares should be returned within two French trading days following the announcement of the lapse or withdrawal of the exchange offer.

  Publication of Results

        NYSE Euronext expects the AMF to publish the definitive results of the exchange offer not later than nine French trading days following the expiration date of the exchange offer period. However, since the completion of the exchange offer is conditioned on obtaining a minimum amount of tendered shares, NYSE Euronext expects the AMF to publish provisional results prior to its publication of the definitive results. The AMF's publication of the definitive results of the exchange offer will disclose the total number of Euronext shares and the corresponding percentage of total capital and voting rights of Euronext that have been validly tendered.

        If the minimum tender condition is satisfied, the exchange offer will be automatically re-opened by the AMF within 10 French trading days following the publication of the definitive results. In this case, the exchange offer would be re-opened for a period of at least 10 French trading days.

        NYSE Euronext (Holding) will accept any and all Euronext shares tendered during the subsequent offering period and not validly withdrawn prior to the expiration of the subsequent offering period. Delivery of the NYSE Euronext common stock and, when applicable, the cash to be paid to tendering holders of Euronext shares in exchange for the Euronext shares tendered in the subsequent offering period will occur following the expiration of the subsequent offering period. In any subsequent offering period, the standard offer consideration will be the same as in the initial offering period. Euronext shareholders will be entitled to make a mix and match election when tendering Euronext shares in the subsequent offering period, which will also be subject to proration so that the total number of shares of NYSE Euronext issued and total amount of cash paid is equal to the amounts that would have been payable if all Euronext shareholders tendering in the subsequent offering period had made the standard offer election and NYSE Euronext or its subsidiary will offer the same consideration that was offered during the initial offering period. For the avoidance of doubt, any prorating in the subsequent offering period will apply only to the pool of Euronext shares tendered during such subsequent offering period.

  Procedures for Tendering Euronext Shares

        Euronext shares can be held in three ways:

  •
  in an account with a U.S. custodian such as a broker, bank or trust company, through Euroclear France (in which case, the shares are registered in Euronext's shareholders' register in the name of Euroclear France);

  •
  in an account with a financial intermediary (other than a U.S. custodian), through Euroclear France (in which case, the shares are registered in Euronext's shareholders' register in the name of Euroclear France); or

  •
  as shares registered in Euronext's shareholders' register under the name of the shareholder.

        Once the exchange offer has commenced, U.S. holders of Euronext shares may tender their Euronext shares in the following ways:

  •
  Euronext shares held in an account with a U.S. custodian through Euroclear France. If a Euronext shareholder holds Euronext shares in an account with a U.S. custodian (such as a broker, bank or trust company) through Euroclear France, the U.S. custodian should either forward the transmittal materials and instructions obtained from a financial intermediary that is a Euroclear Affiliate or send a separate form prepared by the U.S. custodian. If any such Euronext shareholder has not yet received instructions from his U.S. custodian, the Euronext shareholder should contact his U.S. custodian directly.

  •
  Euronext shares held in an account with a financial intermediary, other than U.S. custodian, through Euroclear France. If a Euronext shareholder holds Euronext shares in an account with a financial intermediary other than a U.S. custodian, transmittal materials and instructions for participating in the exchange offer may be obtained through such financial intermediary before the last day of the exchange offer. Any such Euronext shareholder should contact his financial intermediary directly in order to obtain such transmittal materials and instructions.

  •
  Euronext shares registered in Euronext's shareholders register under the name of the shareholder. If a Euronext shareholder holds Euronext shares registered in Euronext's shareholders' register under the name of such shareholder, Netherlands Management Company B.V., in its capacity as Euronext's registrar, will send the transmittal materials and instructions for tendering shares in the exchange offer to such shareholder. If any such shareholder does not receive instructions, the Euronext shareholder should contact Netherlands Management Company B.V. directly.

  Effects of Tender

        By tendering Euronext shares, the tendering Euronext shareholder represents and warrants that the shareholder has the power and authority to tender, exchange, assign and transfer the Euronext shares tendered and to acquire the NYSE Euronext common shares and/or cash issuable or payable upon the exchange of the tendered Euronext shares, and that, when and if the Euronext shares are accepted for exchange, NYSE Euronext (Holding) will acquire good, marketable and unencumbered title to the tendered Euronext shares, free and clear of all liens, restrictions, charges and encumbrances, and not subject to any adverse claim or right. NYSE Euronext (Holding) reserves the right to reject any Euronext shares that it determines do not satisfy these conditions.

  Delivery of Offer Consideration; Settlement Date

        In the event that the exchange offer is successful, NYSE Euronext common stock and cash will be delivered to the tendering holders of Euronext shares following the publication by the AMF of the final results of the exchange offer for Euronext shares. If the exchange offer is so consummated, the final settlement date for the exchange offer is currently expected to be within approximately 10 French trading days following the expiration date of the exchange offer. Similarly, in the event of a subsequent offering period, if any, settlement is expected to occur within approximately 10 French trading days following the expiration of that subsequent offering period. Any cash paid to tendering Euronext shareholders will be in euros.

        Under no circumstances will interest be paid on the exchange of Euronext shares for NYSE Euronext common shares and/or cash, regardless of any delay in making the exchange.

  Consequences of a Withdrawal or a Lapse of the Exchange Offer

        If the minimum tender condition is not satisfied, the exchange offer will lapse upon publication of the definitive results.

        The exchange offer may also lapse if the AMF's decision to approve the exchange offer and the exchange offer documentation is declared null and void by a competent French court.

        If the exchange offer lapses or if NYSE Euronext withdraws the exchange offer in accordance with the provisions of the combination agreement and the General Regulations of the AMF, the Euronext shares that a Euronext shareholder tendered in the exchange offer will be returned to the shareholder without interest or any other payment being due. This should occur within two French trading days following the publication of the definitive results or such withdrawal, as applicable.

  No Fractional Shares

        No fractional shares of NYSE Euronext common stock will be issued in connection with the exchange offer. In lieu of any fraction of a share of NYSE Euronext common stock that a Euronext shareholder would otherwise have been entitled to receive pursuant to the terms of the exchange offer, such Euronext shareholder will receive an amount in cash equal to the product of that fraction and the average sale price per share of NYSE Euronext common stock, net of expenses, realized on Euronext Paris (Eurolist by Euronext) in the sale of all the aggregated fractional NYSE Euronext common stock.

        All such NYSE Euronext fractional shares will be sold at the latest within 10 trading days after the settlement and delivery of the exchange offer. The cash amount will be paid to Euronext shareholders as soon as possible thereafter. In no event will interest be paid on the cash to be received in lieu of any fraction of a share of NYSE Euronext common stock, regardless of any delay in making the payment.

  Fees and Expenses

        Except as set forth below, NYSE Euronext will not pay any fees or commissions to any broker or other person soliciting tenders of Euronext shares pursuant to the exchange offer.

        Citigroup Global Markets Limited, Société Génerale and JPMorgan Chase Bank N.A. are acting as presenting banks ("banques présentatrices") in France in connection with the exchange offer, and they or certain of their affiliates have provided financial advisory services to NYSE Euronext in connection with the contemplated combination with Euronext. Each of Citigroup Global Markets Limited, Société Génerale and JPMorgan Chase Bank N.A. will receive reasonable and customary compensation for its services in connection with the exchange offer. Citigroup Global Markets Limited, Société Génerale and JPMorgan Chase Bank N.A. will not receive any specific fee as presenting banks. NYSE Euronext also will reimburse the financial advisors and presenting banks for their expenses and indemnify them against specified liabilities and expenses in connection with the exchange offer, including liabilities under the U.S. federal securities laws.

        NYSE Euronext has retained Georgeson Inc. and Euronext has retained Morrow & Co., Inc. to act as information agents in connection with the exchange offer. The information agents may contact holders of Euronext shares by mail, telephone, telex, fax, e-mail and personal interview and may request brokers, dealers and other nominee shareholders to forward these exchange offer materials to owners of Euronext shares. NYSE Euronext will also reimburse brokers, dealers and other nominal shareholders for customary mailing and handling expenses incurred by them in forwarding these materials. The information agents will receive reasonable and customary fees for these services, plus reimbursement of its out-of-pocket expenses. NYSE Euronext and Euronext will indemnify the information agents against specified liabilities and expenses in connection with the exchange offer, including liabilities under the U.S. federal securities laws and the European securities laws. Indemnification for liabilities under the U.S. federal securities laws or the European securities laws may be unenforceable as against public policy.

        NYSE Euronext shall bear all of the stamp duty that may be owed under Article 978 of the French tax code by Euronext shareholders tendering their shares in the exchange offer.

The Merger

  Consideration to NYSE Group Stockholders

        As soon as practicable following the settlement and delivery of NYSE Euronext shares and cash upon successful completion of initial offering period of the exchange offer, the combination agreement provides that NYSE Group will merge with Jefferson Merger Sub, Inc., a newly formed, wholly owned subsidiary of NYSE Euronext. We refer to this as the "merger." In the merger, each outstanding share of NYSE Group common stock will be converted into the right to receive one share of NYSE Euronext common stock. Upon completion of the merger, the surviving corporation, which will be named "NYSE Group" will be a wholly owned subsidiary of NYSE Euronext.

        The exchange ratio for NYSE Group stockholders is fixed and will not be adjusted to reflect stock price changes prior to the date of the combination. Each share of NYSE Group common stock owned by NYSE Group (other than any shares held on behalf of third parties) will be cancelled without consideration.

        At the time of completion of the merger, each outstanding option to purchase shares of NYSE Group common stock granted under the employee or director stock plans of NYSE Group, whether or not vested, will be converted into an option to acquire an equivalent number of shares of NYSE Euronext common stock at an equivalent exercise price (to be determined in a manner consistent with the requirements of the

Internal Revenue Code). In all other respects, each NYSE Group option will continue to be governed by the same terms and conditions as were applicable to it immediately prior to the completion of the merger.

        In addition, at the time of completion of the merger, each outstanding restricted stock unit or deferred stock unit measured in shares of NYSE Group common stock, whether vested or unvested, will cease to represent a restricted stock unit or deferred stock unit with respect to shares of NYSE Group common stock and shall be converted, at the time of completion of the merger, into a restricted stock unit or deferred stock unit with respect to NYSE Euronext common stock, on the same terms and conditions as were applicable immediately prior to such conversion.

  Procedures for Converting NYSE Group Shares into Merger Consideration

        Conversion and Exchange of Shares.    The conversion of shares of NYSE Group common stock into the right to receive shares of NYSE Euronext common stock will occur automatically at the effective time of the merger. As soon as practicable after the completion of the merger, an exchange agent selected by NYSE Euronext will exchange former shares of NYSE Group common stock for shares of NYSE Euronext common stock pursuant to the terms of the combination agreement.

        No interest will be paid or accrued on any amount payable upon such transfer or cancellation of any interest in NYSE Group common stock held in book-entry form. In the event of a transfer of ownership of NYSE Group common stock that is not registered in the transfer records of NYSE Group, the proper number of shares of NYSE Euronext common stock may be issued to such a transferee if written instructions authorizing the transfer of such book-entry interest are presented to the exchange agent, in any case, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. If any shares of NYSE Euronext common stock to be issued in a name other than that in which any book-entry interest of NYSE Group common stock is registered, it shall be a condition of such exchange that the person requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of shares of NYSE Euronext common stock in a name other than that of the registered holder of any book-entry interest of NYSE Group common stock, or shall establish to the satisfaction of NYSE Euronext or the exchange agent that such tax has been paid or is not applicable.

Treatment of Euronext Stock Options and Stock-Based Awards

  Treatment in the Exchange Offer

        Holders of exercisable Euronext stock options and stock options under Euronext Paris' legacy option plan (the "SBF Option Plan") that would like to tender the Euronext shares underlying such options into the exchange offer must first exercise or subscribe the options and then tender the underlying Euronext shares on or prior to the expiration date of the exchange offer or the subsequent offering period, if any, according to the instructions given in this document and the transmittal materials.

        As of the date of this document, in accordance with the provisions of the stock option plans, only options granted under Euronext's SBF Option Plan or Euronext's 2001 and 2002 Option Plans are exercisable.

        However, if following and as a result of the exchange offer, NYSE Euronext acquires the control of Euronext, stock options granted under Euronext's 2004 Option Plan would become automatically exercisable during a six-month period following the date as of which control is acquired in accordance with the provisions of article 14 of the relevant plan. Option holders would be entitled to tender the underlying Euronext shares to the exchange offer during the subsequent offering period, provided that they timely exercise the options and tender the underlying Euronext shares on or prior to the expiration date of the subsequent offering period.

        The Euronext supervisory board resolved on February 2, 2007 that participants in the Euronext N.V. All Employee Share Purchase and Match Plan 2006, the Euronext N.V. HM Revenue and Customs Approved Share Incentive Plan 2006 and the Euronext N.V. Share Purchase and Match French Plan (together the "Elements Plans") may tender their Euronext shares acquired under the Elements Plans in the exchange offer for the standard offer consideration or the stock election (but not for the cash election) without forfeiting their rights to deferred shares under the Elements Plans; provided that the holding requirements now applicable to the Euronext shares acquired by participants under the Elements Plans would apply to the NYSE Euronext shares received by such individuals in the exchange offer as described above.

  Treatment of Euronext Stock Options and Stock-Based Awards Following the Exchange Offer

        On the date that the merger is completed, or to the extent not feasible on such date for some or all holders (for tax reasons or otherwise), promptly thereafter and in any event no later than the completion of the post-closing reorganization, each Euronext option, restricted share, restricted stock unit or deferred stocks unit measured in Euronext shares, including for the avoidance of doubt, the stock-based awards granted under the Euronext 2005 and 2006 Executive Incentive Plan and 2006 Euronext All Employee Share Purchase and Match Plan granted under the employee and director stock option and stock-based award plans of Euronext, whether vested or unvested, shall cease to represent a Euronext stock option, restricted share, restricted stock unit or deferred stock unit, as applicable, and shall be converted into a NYSE Euronext stock option stock (a "NYSE Euronext stock option") or a restricted share, restricted stock unit or deferred stock unit respectively, on the same terms and conditions as were applicable under such Euronext stock option, restricted share, restricted stock unit or deferred stock unit (or, if necessary or desirable for tax or other reasons, will be subject to such other arrangement to which the parties shall mutually agree prior to the filing of the exchange offer with the AMF).

        The number of shares of NYSE Euronext common stock subject to each such NYSE Euronext stock option, restricted share, restricted stock unit or deferred stock unit shall be the number of Euronext shares subject to the applicable Euronext stock option, restricted share, restricted stock unit or deferred stock unit multiplied by 1.2633 (which is the number of shares of NYSE Euronext common stock that a Euronext shareholder who made the stock election in the exchange offer would have received in the exchange offer, assuming no proration or other adjustments), rounded, if necessary, to the nearest whole share of NYSE Euronext common stock. Such NYSE Euronext stock option shall have an exercise price per share (rounded to the nearest one-hundredth of a cent) equal to the per share exercise price specified in such Euronext stock option divided by 1.2633 (assuming no proration or other adjustments).

  Specific Provisions Applicable to French Holders

        In certain circumstances, NYSE Euronext will provide separate arrangements for the conversion of Euronext stock options and Euronext stock-based awards held by French residents for tax purposes ("French Holders") in order to allow them to avoid incurring incremental French taxes. Specifically, in the combination agreement, the parties agreed that, if it is reasonably foreseeable that the conversion of any of the Euronext stock options or Euronext stock-based awards would cause French Holders to incur additional French taxes or social security charges, as compared to what they would incur pursuant to the first sentence of Article 200 A 6 of the French General Tax Code if they had converted their Euronext stock options after holding such options for four years from the date of grant, or as compared to what they would incur pursuant to Article 200 A 6 bis of the French General Tax Code if they had converted their Euronext stock-based awards into Euronext shares after holding such stock-based awards for the applicable vesting period and after holding the Euronext shares resulting from such vesting for two years (the "Favorable Tax Amount"), then NYSE Euronext or its subsidiary will offer to the French Holders the right to participate in certain equity arrangements. Under these equity arrangements, NYSE Euronext will undertake to each French Holder that is a party to the equity arrangement to exchange such holder's

Euronext shares purchased, subscribed or received pursuant to the Euronext stock options or Euronext stock-based awards after the completion of the exchange offer for a number of shares of NYSE Euronext common stock equal to 1.2633 (assuming no pro-ration or other adjustments). This arrangement, however, will not limit or prohibit NYSE Euronext from undertaking the post-closing reorganization in the time or manner that it shall determine, subject to the requirements set forth in the combination agreement.

        In the event that NYSE Euronext undertakes a post-closing reorganization that:

  •
  results in the termination of the equity arrangements;

  •
  prevents Euronext from issuing Euronext shares upon exercise of the Euronext stock options or Euronext stock-based awards; or

  •
  causes French Holders to incur French taxes in an amount greater than the Favorable Tax Amount in respect of such Euronext stock options or Euronext stock-based awards then the outstanding Euronext stock options and Euronext stock-based awards held by the French Holders will be converted into NYSE Euronext stock options and NYSE Euronext stock-based awards as described above, and NYSE Euronext will pay to each such French Holder (or pay to the applicable Tax authority if required by applicable law) a cash gross-up payment equal to the difference between (1) the aggregate amount of French taxes and social security charges imposed on such French Holder that arises as a result of the post-closing reorganization, if any, minus (ii) the aggregate Favorable Tax Amount that such French Holders would have incurred with respect to its Euronext stock options and/or Euronext stock-based awards after holding such Euronext stock options and/or Euronext stock-based awards (or the resulting shares) for the period from the date of grant necessary to qualify for taxation based on the Favorable Tax Amount. In addition, NYSE Euronext will pay to each such French Holder (or pay to the applicable Tax authority if required by applicable law) an amount of cash equal to the aggregate French taxes incurred by such French Holder as a result of the gross-up payment and the payments pursuant to this sentence. In no event, however, will NYSE Euronext make any gross-up payment or any other payment pursuant in respect of:

  •
  Euronext stock options originally granted under Euronext's SBF Option Plan or Euronext's 2002 Option Plan or any other Euronext stock options that were granted on a date that is four or more years prior to the date on which a conversion of such options occurs; or

  •
  a Euronext stock-based award granted on a date that is granted prior to 2005.

French Holders should refer to the French tender offer documents for further information.

  Tax Neutrality

        NYSE Group, NYSE Euronext and Euronext have agreed to cooperate and use reasonable best efforts to cause, where possible, the conversion of all Euronext stock options and Euronext stock-based awards into NYSE Euronext options or NYSE Euronext stock-based awards (as applicable) as set forth above not to be a taxable transaction for the holders of these Euronext stock options or Euronext stock-based awards; provided that nothing in these provisions shall (1) limit or prohibit NYSE Euronext from undertaking the post-closing reorganization in the time or manner that NYSE Euronext shall determine, subject to the requirements described hereinabove, or (2) subject to the specific provisions applicable to French Holders, require NYSE Euronext to compensate, or prohibit NYSE Euronext from compensating, any holder of a Euronext stock option or Euronext stock-based award for any taxes or social security charges incurred or borne by such holder. Any adjustment to Euronext stock options or stock-based awards shall comply with the requirements of Section 409A of the Internal Revenue Code, to the extent applicable.

        NYSE Euronext and Euronext may take steps, including seeking tax rulings or implementing equity arrangements, to reduce or eliminate adverse tax effects on employees outside of France who have similar potential adverse tax and social security consequences as a result of the combination on their options or shares acquired or received on exercise of options or stock-based awards, and may take steps to eliminate any remaining adverse tax and social security charges effects of the combination, including the reimbursement of any additional social security charges or taxes on such employees and the payment of social security charges and taxes incurred on such reimbursement and such additional payment (subject to the employees not having taken any steps on their own to trigger such additional taxes other than receiving or acquiring their options or shares).

        NYSE Euronext and Euronext may also take steps, including implementing equity arrangements, to reduce or eliminate adverse tax effects on employees in France who would have exercised their stock-options within an employee or group savings plan under the provisions of article L.443-6 of the French labor code before the Euronext shareholders' meeting held on December 19, 2006 and who have similar potential adverse social security or tax consequences as a result of the combination on their PEE savings used to exercise their options or on their shares acquired or received on exercise of such options, and may take steps to eliminate any remaining adverse tax and social security charges effects of the combination, including the reimbursement of any additional social security charges or taxes on such employees and the payment of social security charges and taxes incurred on such reimbursement and such additional payment (subject to the employees not having taken any steps on their own to trigger such additional taxes other than receiving or acquiring their shares under those provisions).

Post-Closing Reorganization

  Consideration Offered to Euronext Shareholders

        Following the successful completion of the exchange offer and merger, NYSE Euronext plans to effect a post-closing reorganization of Euronext and its subsidiaries that is intended to result in the business of Euronext being held in wholly owned subsidiaries of NYSE Euronext.

        The post-closing reorganization will be structured to provide the Euronext shareholders who did not exchange their Euronext shares in the exchange offer with the same consideration that they would have received had they tendered their Euronext shares in the exchange offer and not made the cash election or stock election (that is, €21.32 in cash and 0.98 of a share of NYSE Euronext common stock per Euronext share). However, the precise consideration that Euronext shareholders will receive in the post-closing reorganization may be different than the consideration that they would have received had they tendered their Euronext shares in the exchange offer because:

  •
  the post-closing reorganization will not have a cash election or stock election;

  •
  certain post-closing reorganization steps may require the payment of only cash instead of cash and stock;

  •
  the consideration issued in certain post-closing reorganization steps may be determined by a court;

  •
  the tax consequences to Euronext shareholders of receiving consideration in the post-closing reorganization may be different than they would be if the Euronext shareholders had tendered their Euronext shares in the exchange offer; and

  •
  the NYSE Euronext shares received as part of the consideration may have a different value at the time of completion of the post-closing reorganization than at the time of the completion of the exchange offer.

        For example, in the event that less than 95% of the outstanding Euronext shares are acquired in the exchange offer, it is currently anticipated that a significant portion of the consideration paid to Euronext shareholders pursuant to the post-closing reorganization will be subject to Dutch dividend withholding tax. Application of the Dutch dividend withholding tax could cause the net value of the consideration received by Euronext shareholders in the post-closing reorganization to be substantially less than the net value of the consideration such shareholders would have received had they tendered their Euronext shares in the exchange offer. For more information on the Dutch tax consequences associated with the post-closing reorganization, see "The Combination—Material Dutch Tax Consequences—Post-Closing Reorganization Effectuated Other than Pursuant to the Compulsory Acquisition Procedure—Dividend Withholding Tax."

        In the event that 95% or more of the issued and outstanding share capital of Euronext is tendered in the exchange offer, NYSE Euronext, through NYSE Euronext (Holding), intends to effectuate the post-closing reorganization by initiating a compulsory acquisition procedure (uitkoopregeling) in accordance with section 2:92a of the Dutch Civil Code. In such circumstances, Euronext shareholders would not receive the standard offer consideration in the post-closing reorganization. Instead, the price to be paid for their Euronext shares would be paid in cash only, in an amount determined by the Enterprise Chamber of the Amsterdam Court of Appeals, which amount may be substantially different than the consideration that Euronext shareholders received in the exchange offer.

  Structural Steps to Effect the Post-Closing Reorganization

        Certain structural steps that may be needed to effect the post-closing reorganization have been pre-approved by NYSE Group and Euronext. The effect of the post-closing reorganization steps, if successful, will be to eliminate any minority shareholder interest in Euronext remaining after the completion of the exchange offer and will result in Euronext being a wholly owned subsidiary of NYSE Euronext.

        If 95% or more of the issued and outstanding Euronext shares are acquired by NYSE Euronext (Holding) after completion of the exchange offer, NYSE Euronext (through NYSE Euronext (Holding)) intends to commence a compulsory acquisition of Euronext shares from any remaining minority shareholder in accordance with section 2:92a of the Dutch Civil Code. In addition, if NYSE Euronext (Holding) holds more than 95% of the outstanding Euronext shares upon completion of the exchange offer, NYSE Euronext reserves the right to implement a buyout offer (offre publique de retrait) in accordance with articles 236-1 et seq. of the General Regulations of the AMF.

        If less than 95% of the outstanding Euronext shares are acquired by NYSE Euronext (Holding) after completion of the exchange offer, the post-closing reorganization may be effected as follows:

  •
  Euronext may transfer all of its assets and liabilities to a wholly owned Dutch subsidiary of Euronext ("Euronext Sub") by way of formal or informal capital contribution to Euronext Sub or by way of a legal demerger; and

  •
  one of the following:

  •
  Euronext may transfer the shares in Euronext Sub to NYSE Euronext (Holding) in exchange for shares of NYSE Euronext common stock and cash and, then, cause Euronext to distribute such shares of NYSE Euronext common stock and cash to its shareholders in a complete liquidation of Euronext (to the extent that a liquidating distribution would be made to NYSE Euronext (Holding), NYSE Euronext (Holding) may substitute a promissory note for a portion of the consideration payable for the Euronext Sub shares, which promissory note would be distributed to NYSE Euronext (Holding) in the liquidation of Euronext); or

  •
  Euronext may merge with and into a wholly owned Dutch subsidiary of NYSE Euronext (Holding) or NYSE Euronext ("Dutch Mergerco"), pursuant to which the Euronext shareholders will receive shares in Dutch Mergerco; after such merger, NYSE Euronext may cause Dutch Mergerco to transfer the shares in Euronext Sub to NYSE Euronext (Holding) in exchange for shares of NYSE Euronext common stock and cash and, then, cause Dutch

      Mergerco to distribute such shares of NYSE Euronext common stock and cash to the Dutch Mergerco shareholders in a complete liquidation of Dutch Mergerco (to the extent that a liquidating distribution would be made to NYSE Euronext (Holding), NYSE Euronext (Holding) may substitute a promissory note for a portion of the consideration payable for the Euronext Sub shares, which promissory note would be distributed to NYSE Euronext (Holding) in the liquidation of Dutch Mergerco).

The practical effect of the above steps, if successful, will be to cause Euronext (or its successor) to be held as an indirect wholly owned subsidiary of NYSE Euronext, and to eliminate any minority shareholder interest in Euronext remaining after the completion of the exchange offer.

        The dissolution and liquidation of Euronext (or the merger of Euronext with and into a subsidiary of NYSE Euronext (Holding) which will subsequently be dissolved and liquidated) will require the approval of a simple majority of the votes cast by the shareholders (including NYSE Euronext (Holding)) at a shareholder's meeting of Euronext.

        NYSE Euronext will have the right (subject to any requisite shareholder and regulatory approvals) to change the structure of the post-closing reorganization, which could include, among other things:

  •
  an amendment of the articles of association of Euronext to permit the creation, among other things, of separate classes of shares;

  •
  the distribution of an extraordinary dividend on Euronext shares or a particular class or classes of shares of Euronext;

  •
  the sale and transfer by Euronext, or any of its subsidiaries, to NYSE Euronext or any affiliate or subsidiary of NYSE Euronext, of all or a portion of the assets of Euronext or its subsidiaries;

  •
  the effectuation by Euronext and one or more Dutch subsidiaries of NYSE Euronext of a legal merger within the meaning of section 2:309 of the Dutch Civil Code;

  •
  the request for termination of the listing of the Euronext shares on Euronext Paris (Eurolist by Euronext);

  •
  a liquidation of Euronext;

  •
  the contribution of assets to Euronext in exchange for Euronext shares (with the exclusion of preemptive rights, if any, of other shareholders, all in accordance with applicable law); or

  •
  any one or more combinations of any of the foregoing actions, all of which shall be conducted in accordance with applicable law.

        However, NYSE Euronext will not change the structure of the post-closing reorganization without the prior written consent of Euronext (which consent shall not be withheld unless the Euronext supervisory and managing boards, after consultation with their outside legal counsel, determine in good faith that such consent would result in a breach of its directors' fiduciary duties under applicable law; it being understood that, in making this determination, the Euronext supervisory and managing boards will consider the interests of all shareholders of Euronext to the extent that it considers the interests of any shareholder or group of shareholders of Euronext), and Euronext will have the right to propose alternatives for the post-closing reorganization, which NYSE Euronext and NYSE Group shall consider in good faith.

        It is possible that NYSE Euronext may not be able to effect the post-closing reorganization promptly after the combination, or at all. In addition, the post-closing reorganization could be the subject of litigation, and a court could delay the post-closing reorganization or prohibit it from occurring on the terms described in this document, or from occurring at all. Accordingly, Euronext shareholders who do not tender their Euronext shares in the exchange offer may not receive the standard offer consideration for such shares promptly after the combination, or at all and the liquidity and value of any Euronext shares that remain outstanding could be negatively affected. See "Risk Factors—Risks Relating to the Combination—If the exchange offer is successful, but some Euronext shares remain outstanding, the liquidity and market value of these Euronext shares held by the public could be adversely affected by the fact that they will be held by a small number of holders" and "Risk Factors—Risks Relating to the Combination—NYSE Euronext may not be able to complete the post-closing reorganization of Euronext and its subsidiaries promptly after the combination, or at all. In addition, even if NYSE Euronext is able to effect a post-closing reorganization, the consideration that Euronext shareholders receive in the post-closing reorganization may be substantially different in form and/or value than the consideration that they would have received had they tendered their Euronext shares in the exchange offer (and they may also be subject to additional taxes)."

No Fractional Shares

        No person will receive fractional shares of NYSE Euronext common stock in the combination. No NYSE Group stockholder would be entitled to a fraction of a share of NYSE Euronext common stock in the merger because each share of NYSE Group common stock is converted into the right to receive one share of NYSE Euronext common stock in the merger. It is possible, however, for the consideration receivable by a Euronext shareholder to otherwise be a fraction of a share NYSE Euronext common stock since each Euronext share tendered and not withdrawn from the exchange offer will be converted into €21.32 in cash and 0.98 of a share of NYSE Euronext common stock (unless the tendering Euronext shareholder makes the cash election or the stock election). However, in no event will NYSE Euronext issue any fraction of a share of NYSE Euronext common stock. Instead, the NYSE Euronext or its agent will sell, on behalf of Euronext shareholders, the aggregate fractional shares that those holders would otherwise have received in the exchange offer, and each Euronext shareholder that otherwise would have received a fraction of a share of NYSE Euronext common stock will receive cash in an amount equal to the shareholder's proportional interest in the net proceeds of the sale.

Dividends on NYSE Euronext Common Stock; Withholding

        Dividends and Distributions with Respect to Unexchanged Shares.    Any dividend or other distribution declared after the completion of the combination with respect to shares of NYSE Euronext common stock into which shares of Euronext ordinary shares or NYSE Group common stock are exchangeable as of the post-closing reorganization or the merger, respectively, will not be paid (but will nonetheless accrue) until those shares of common stock are properly surrendered for exchange. NYSE Euronext will pay to tendering Euronext shareholders and former NYSE Group stockholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their stock certificates or book-entry interests, as applicable. After the completion of the combination, there will be no transfers on the NYSE Group's transfer books of any shares of NYSE Group common stock, that were outstanding immediately prior to the completion of the combination.

        Withholding.    NYSE Euronext and the exchange agent will be entitled to deduct and withhold from the consideration payable to any tendering Euronext shareholder or former NYSE Group stockholder the amounts that they are required to deduct and withhold under the Internal Revenue Code or any provision of any state, local or non-U.S. tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the combination agreement as having been paid to the stockholders from whom they were withheld.

Conditions to Completing the Combination

  Conditions to Filing and Commencing the Exchange Offer

        Mutual Conditions.    Pursuant to the combination agreement, NYSE Euronext could not file or commence the exchange offer until each of the following conditions had been satisfied (or waived by both NYSE Group and Euronext if and to the extent that such waiver is permitted by the AMF) (as of the date of this document, all such conditions have been satisfied (or waived)):

  •
  NYSE Euronext's registration statement on Form S-4 shall have become effective under the Securities Act and shall not be subject to a stop order or a proceeding seeking a stop order;

  •
  NYSE Euronext's registration statement (Document de Base) shall have been filed with and cleared by the AMF and the CBFA;

  •
  Euronext's tender-offer-related documentation (Présentation d'Euronext) shall have been furnished to the AMF in accordance with applicable regulations;

  •
  the merger shall have been approved by the holders of a simple majority of the outstanding shares of NYSE Group common stock entitled to vote on the matter at the NYSE Group special meeting;

  •
  the combination agreement and the transactions contemplated therein shall have been approved by a simple majority of the votes validly cast at the Euronext extraordinary meeting;

  •
  the shares of NYSE Euronext common stock to be issued in the merger and exchange offer and such other shares reserved for issuance in connection with the merger and exchange offer shall have been authorized for listing on the NYSE and Euronext Paris (Eurolist by Euronext), upon official notice of issuance;

  •
  there shall not be pending any suit, action or proceeding by a governmental entity challenging the acquisition by NYSE Euronext of any of the Euronext shares, seeking to restrain or prohibit the consummation of the exchange offer or the merger, or seeking to place limitations on the ownership of Euronext shares or shares of NYSE Group by NYSE Euronext or seeking to obtain any damages that are material in relation to Euronext; seeking to prohibit or materially limit the ownership or operation by Euronext or its subsidiaries or NYSE Group or any of its subsidiaries of any material portion of any business or of any assets of Euronext or NYSE Group or any of their respective subsidiaries or to compel Euronext, NYSE Group or any of their respective subsidiaries to divest or hold separate any material portion of any business or of any assets of Euronext, NYSE Group or any of their respective subsidiaries as a result of the exchange offer or the merger; or seeking to prohibit NYSE Group or any of its subsidiaries from effectively controlling in any material respect the business or operations of Euronext or NYSE Group or any of their respective subsidiaries; and

  •
  certain governmental approvals shall have been obtained, including the authorization from the SEC, the Dutch Minister of Finance, the committee of chairmen of the College of Regulators, which is composed of the AMF, the Netherlands Authority for the Financial Markets (Autoriteit Financiele Markten), the Belgian Banking, Finance, and Insurance Commission (Commission Bancaire, Financière, et des Assurances), the Portuguese Securities Commission (Comissão do Mercado de Valores Mobiliários), and the U.K. Financial Services Authority (FSA); no objection of the AMF pursuant to the provisions of Articles 511-1 and 511-5 of the General Regulations of the AMF or by the CBFA pursuant to applicable Belgian regulations; the French Minister of Economy shall not have taken any of the steps set forth in Article 441-1 of the Code Monetaire et Financier to object to the completion of the exchange offer; and there shall have been obtained or made or taken such other consents, approvals and actions of, and filings with, and notices to any governmental authority, the failure of which to be obtained or made, or taken individually or in the aggregate, would reasonably be expected to result in a substantial detriment to NYSE Group or Euronext and its subsidiaries.

        Additional Reciprocal Conditions.    In addition to the above, the combination agreement provides that NYSE Euronext shall not file or commence the exchange offer unless each of the following conditions have been satisfied (or waived by NYSE Group or Euronext, as applicable) (as of the date of this document, all of such conditions have been satisfied or waived):

  •
  the representations and warranties of NYSE Group and Euronext relating to capitalization and authority shall be true and accurate in all material respects, and the other representations and warranties of NYSE Group and Euronext shall be true and accurate, subject to exceptions that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a material adverse effect on it or its subsidiaries;

  •
  NYSE Group and Euronext shall each have performed in all material respects with each of its agreements and covenants required to be performed by it under the combination agreement; and

  •
  the NYSE Group board of directors and the Euronext managing and supervisory boards shall not have withdrawn or changed its/their recommendation in favor of the combination agreement and the combination, approved an acquisition proposal other than the combination of the foregoing or taken a neutral position or made no recommendation following receipt of such an acquisition proposal.

        For purposes of the combination agreement, the term "material adverse effect" means, with respect to either party, a material adverse effect on the business, results of operations or financial condition of NYSE Group or Euronext (as applicable) and their respective subsidiaries (including, in the case of Euronext, certain joint ventures), taken as a whole. The following, however, shall not be considered in determining whether a material adverse effect has occurred:

  •
  any change or development in economic, business or securities markets conditions generally (including any such change or development resulting from acts of war or terrorism) to the extent that such change or development does not affect NYSE Group or Euronext and their respective subsidiaries (including, in the case of Euronext, certain joint ventures), taken as a whole, in a materially disproportionate manner relative to other securities exchanges or trading markets;

  •
  any change or development to the extent resulting from the execution or announcement of the combination agreement or the transactions contemplated by the combination agreement; or

  •
  any change or development to the extent resulting from any action or omission by NYSE Group or Euronext and their respective subsidiaries (including, in the case of Euronext, certain joint ventures) that is required by the combination agreement.

        Additional NYSE Group Conditions.    NYSE Euronext will not file or commence the exchange offer unless each of the following additional conditions is satisfied (or waived by NYSE Group) (as of the date of this document, all of such conditions have been satisfied):

  •
  NYSE Group shall have received a supplemental private letter ruling from the U.S. Internal Revenue Service or a tax opinion from Wachtell Lipton, counsel to NYSE Group, in either case substantially to the effect that the consummation of the exchange offer and the merger will not adversely affect the previously obtained Internal Revenue Service letter ruling regarding the demutualization of the NYSE and its merger with Archipelago; and

  •
  NYSE Group shall have received a tax opinion from Wachtell Lipton, dated as of the date of filing the exchange offer, to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

  Conditions to Completing the Exchange Offer

        Minimum Tender Condition.    NYSE Euronext will not be obligated to purchase any tendered Euronext shares pursuant to the exchange offer unless Euronext shares representing at 50% plus one of the issued Euronext shares (on a fully diluted basis) as of the closing of the exchange offer (on a fully diluted basis) are validly tendered and not withdrawn in the exchange offer. This document refers to this condition as the "minimum tender condition."

        Neither NYSE Euronext nor holders of Euronext shares will know whether the minimum tender condition has been satisfied until the preliminary results of the exchange offer are published by the AMF following the expiration date or the exchange offer. The definitive results should be published within nine days of the closing of the exchange offer.

        Article 232-11 of the General Regulations of the AMF.    The successful completion of the exchange offer will also be subject to the condition that NYSE Euronext shall not have withdrawn the exchange offer in accordance with the provisions of Article 232-11 of the General Regulations of the AMF. NYSE Euronext has the right to withdraw the exchange offer in the following two circumstances:

  •
  within five French trading days following the date of the publication by the AMF of the timetable for a competing or an improved offer for Euronext by a competing bidder if the Euronext supervisory or managing board has changed its recommendation for the combination or taken any of the other actions referred to in Paragraph II(c) of Annex II of the combination agreement; or

  •
  with the prior approval of the AMF if, prior to the publication by the AMF of the definitive results of the exchange offer, Euronext adopts definitive measures that modify Euronext's substance (modifiant sa consistance) or if the exchange offer becomes irrelevant (sans objet) under French law.

        The terms "modifiant sa consistance" and "sans objet" are subject to interpretation by the AMF. NYSE Euronext believes that the terms "modifiant sa consistance" is generally understood to refer to measures taken by a target company following a launch of a tender offer for its securities, such as the sale of material business segments, which result in a significant change in the target company's business operations. NYSE Euronext believes that the term "sans objet" is generally understood to refer to an offer that become irrelevant and loses its purpose when, for example, an offeror launches a separate, revised offer for the target company.

        Under French law, if, during the period of the exchange offer, another offer for Euronext is approved by the AMF, all Euronext shareholders' previous tenders of Euronext shares will be declared null and void by the AMF at the latest upon the opening of such offer. In addition, if an improved offer by a competing bidder is approved by the AMF, all Euronext shareholders' previous tenders of Euronext shares may also be declared null and void by the AMF. In each of these events, in order to tender Euronext shares in the exchange offer, if the exchange offer remains outstanding, the Euronext shareholder will be required to re-tender the Euronext shares.

        If the AMF's decision to approve the exchange offer and the exchange offer documentation is declared null and void by a competent French court or if the minimum tender condition is not satisfied as shown by the definitive results of the exchange offer to be published by the AMF, the exchange offer will lapse. If the exchange offer lapses, NYSE Euronext reserves the right to commence a new exchange offer or not, in its sole discretion. In addition, if the exchange offer lapses, the Euronext shares that a Euronext shareholder tendered in the exchange offer will be returned to the shareholder without interest or any other payment being due. This should occur within two French trading days following the date upon which the exchange offer has lapsed.

  Conditions to Completing the Merger

        The only condition to the completion of the merger is the settlement and delivery to NYSE Euronext of the Euronext shares tendered into the initial offering period of the exchange offer.

Reasonable Best Efforts to Obtain Required Approvals

        NYSE Euronext, NYSE Group and Euronext have each agreed to use reasonable best efforts to take all actions necessary to consummate the exchange offer, the merger, and the other transactions contemplated by the combination agreement as soon as practicable, including taking such actions necessary to obtain any required consents from third parties or governmental authorities. However, the combination agreement does not require NYSE Group or Euronext to:

  •
  agree to sell or hold separate and agree to sell, or take any other action with respect to, any assets or businesses of NYSE Euronext, NYSE Group, Euronext or any of their respective subsidiaries or affiliates if this action, individually or in the aggregate, would reasonably be expected to result in substantial detriment to NYSE Euronext, NYSE Group, Euronext or any of their respective subsidiaries, taken as a whole; or

  •
  agree to any changes or restrictions in the market or regulatory structure of NYSE Euronext, NYSE Group, Euronext or any of their respective subsidiaries or affiliates, or in the operations of their respective assets and business, that would, individually or in the aggregate, reasonably be expected to result in a substantial detriment to NYSE Euronext, NYSE Group, Euronext or any of their respective subsidiaries, taken as a whole.

        For purposes of the combination agreement, the term "substantial detriment" means a material adverse effect on:

  •
  with respect to any of NYSE Euronext, NYSE Group, Euronext or their respective subsidiaries, the business, continuing results of operations or financial condition of NYSE Euronext, NYSE Group, Euronext or any of their respective subsidiaries, in each case taken as a whole;

  •
  with respect to NYSE Euronext or NYSE Group, the authority or ability of the NYSE or NYSE Arca, Inc. to continue as a national securities exchange; or

  •
  with respect to Euronext, the authority or ability of Euronext Paris, Euronext Amsterdam, Euronext Lisbon, Euronext Brussels or LIFFE Administration and Management to continue to operate the markets that they currently operate.

Third-Party Acquisition Proposals

        The combination agreement contains detailed provisions outlining the circumstances in which NYSE Group and Euronext may respond to acquisition proposals received from third parties. Under these provisions, each of NYSE Group and Euronext has agreed not to:

  •
  initiate, solicit, knowingly encourage (including by way of furnishing information), facilitate or induce any inquires or the making, submission or announcement of any proposal or offer that contributes to, or could reasonably be expected to result in, an "acquisition proposal" (as described below);

  •
  subject to applicable law after consultation with outside counsel, hold any discussions with or provide any confidential information or data to any person or entity relating to an acquisition proposal, or engage in any negotiations concerning an acquisition proposal, or knowingly facilitate any effort or attempt to make or implement an acquisition proposal;

  •
  approve or recommend, or propose publicly to approve or recommend, any acquisition proposal; or

  •
  approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement related to any acquisition proposal or propose publicly or agree to do any of the foregoing.

        If Euronext receives an unsolicited bona fide written acquisition proposal for Euronext at any time prior to the completion of the exchange offer, or if NYSE Group receives an unsolicited bona fide written acquisition proposal for NYSE Group prior to the receipt of NYSE Group stockholder approval of the combination agreement (which approval was obtained on December 20, 2006), the party receiving that proposal may engage in discussions or negotiations with, or provide information to the person or entity making that acquisition proposal, if and only to the extent that:

  •
  the Euronext supervisory and managing boards (in the case of a proposal for Euronext) determines in good faith, or the NYSE Group board of directors (in the case of a proposal for NYSE Group) determine in good faith, in each case after consultation with its outside counsel and financial advisors, that:

  •
  there is a reasonable likelihood that the acquisition proposal could constitute a "superior proposal" (as described below); and

  •
  such action is necessary in order for the directors to comply with their fiduciary duties under applicable law;

  •
  prior to providing any information or data to any person in connection with the acquisition proposal, the Euronext supervisory or managing boards, or NYSE Group board of directors, as applicable, receives or receive, as applicable, from the person making the acquisition proposal an executed confidentiality agreement, with terms that are no less restrictive, in the aggregate, than those contained in the confidentiality agreement between NYSE Group and Euronext; and

  •
  the party receiving the acquisition proposal is not then in material breach of the "no solicitation" provisions in the combination agreement.

        In addition, if Euronext receives an unsolicited bona fide written acquisition proposal for Euronext prior to the completion of the exchange offer, or if NYSE Group receives an unsolicited bona fide written acquisition proposal for NYSE Group prior to the receipt of NYSE Group stockholder approval of the combination agreement, then the party receiving that proposal may withdraw or change its recommendation in favor of adopting the combination agreement or, in the case of Euronext, in favor of the exchange offer and the transactions contemplated by the combination agreement if and only to the extent that:

  •
  the Euronext supervisory and managing boards (in the case of a proposal for Euronext), determine in good faith, or the NYSE Group board of directors (in the case of a proposal for NYSE Group) determines in good faith, in each case after consultation with outside counsel and financial advisors, that:

  •
  the acquisition proposal which has been received constitutes a superior proposal (as described below); and

  •
  such action is necessary in order for the directors to comply with their respective fiduciary duties under applicable law.

        The combination agreement permits NYSE Group and its board of directors to comply with Rule 14d-9 and Rule 14e-2 under the Exchange Act, and permits Euronext and its managing and supervisory boards to comply with Article 231-21 of the General Regulations of the AMF, in each case with regard to an acquisition proposal that either party may receive and to make other disclosures required by law or the fiduciary duties of the NYSE Group board of directors or the Euronext supervisory and managing boards, as applicable.

        For purposes of the combination agreement, the term "acquisition proposal" means, with respect to either NYSE Group or Euronext, any proposal or offer with respect to, or any indication of interest in:

  •
  any direct or indirect acquisition or purchase of Euronext or NYSE Group or any of their respective subsidiaries that constitutes 10% or more of the consolidated gross revenue or consolidated gross assets of Euronext or NYSE Group, as applicable, and their respective subsidiaries, taken as a whole;

  •
  any direct or indirect acquisition or purchase of 10% or more of any class of equity securities or voting power or 10% or more of the consolidated gross assets of Euronext or NYSE Group, as applicable; or 50% or more of any class of equity securities or voting power of any of their subsidiaries that constitutes 10% or more of the consolidated gross revenue or consolidated gross assets of Euronext or NYSE Group and their respective subsidiaries, taken as a whole;

  •
  any tender offer that, if completed, would result in any person beneficially owning 10% or more of any class of equity or voting power of Euronext or NYSE Group; or

  •
  any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Euronext or NYSE Group or any of their respective subsidiaries that constitutes 10% or more of the consolidated gross revenue or consolidated gross assets of Euronext or NYSE Group and their respective subsidiaries, taken as a whole.

        For purposes of the combination agreement, "superior proposal" means a bona fide written acquisition proposal obtained by either NYSE Group or Euronext (other than any such proposal obtained in breach of the "no solicitation" provisions in the combination agreement) for or in respect of:

  •
  50% or more of the outstanding NYSE Group common stock or Euronext shares (as applicable); or

  •
  50% or more of the assets of NYSE Group or Euronext and their respective subsidiaries, on a consolidated basis;

on terms that the NYSE Group board of directors concludes or the Euronext supervisory and managing boards conclude, as applicable, in good faith, after receipt of the advice of their respective financial advisors and outside legal counsel, are more favorable, from a financial point of view, to the stockholders and other stakeholders of Euronext or to the stockholders of NYSE Group, as applicable, than the combination contemplated by the combination agreement, after taking into account, among other things, legal, financial, regulatory, timing and other aspects of the acquisition proposal and the combination agreement and any improved terms that the other party has offered pursuant to the combination agreement that are deemed relevant by the NYSE Group board of directors, in the case of NYSE Group, or the Euronext managing and supervisory boards, in the case of Euronext, including conditions to and the expected timing and risks of completion and the ability of the party making the acquisition proposal to obtain financing.

        NYSE Group and Euronext have agreed in the combination agreement that:

  •
  they will provide oral or written notice to the other party within two business days of receipt of any acquisition proposal or any request for nonpublic information or inquiry that the party receiving the acquisition proposal, request or inquiry reasonably believes could lead to an acquisition proposal, of the material terms and conditions of the acquisition proposal, request or inquiry and the identity of the person making the acquisition proposal, request or inquiry;

  •
  they will thereafter provide the other party, as promptly as practicable, with oral and written notice containing sufficient information to keep the other party informed in all material respects of the status and details of the acquisition proposal, request or inquiry;

  •
  they will notify the other party in writing at least four business days prior to changing its recommendation in favor of adopting the combination agreement. The party receiving the acquisition proposal will consider any modification to the terms of the combination agreement that are proposed by the other party following receipt of such notification in determining if the acquisition proposal still constitutes a superior proposal;

  •
  in the event that a third party who has previously made an acquisition proposal that NYSE Group or Euronext has determined is a superior proposal subsequently modifies or amends in an adverse manner any material term of such superior proposal, then such party's prior determination that such proposal is a superior proposal shall be null and void and such party shall be required to comply with the "no solicitation" provisions of the combination agreement; in respect of such modified acquisition proposal; and

  •
  except as ordered by a court or shareholder action, each party will, and will cause its senior officers, directors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of the combination agreement with any persons or entities with respect to any acquisition proposal.

Stockholders' Meetings

        NYSE Group Special Meeting.    NYSE Group agreed in the combination agreement to convene a meeting of its stockholders on a date determined by NYSE Group, after consultation with Euronext, that shall be as promptly as practicable after the registration statement of which this document forms a part is declared effective; provided that, after consultation with Euronext, NYSE Group may convene its stockholder meeting after the SEC has granted any necessary approvals for the consummation of the transactions contemplated by the combination agreement. Additionally, subject to fiduciary obligations under applicable law, the NYSE Group board of directors agreed to recommend and solicit the approval and adoption of the combination agreement. In the event that the NYSE Group board of directors determines that the combination agreement is no longer advisable and either (1) makes no recommendation or (2) recommends that its stockholders reject the combination agreement, in each case in compliance with its "no solicitation" obligations, Euronext will have the right to terminate the combination agreement.

        Euronext Extraordinary Meeting.    Similarly, Euronext agreed in the combination agreement to convene a meeting of its shareholders on a date determined by Euronext, after consultation with NYSE Group, that shall be as promptly as practicable after the shareholder circular for the Euronext extraordinary meeting is completed, to vote on whether to approve the combination agreement and the transactions contemplated thereby (and consider any other matters properly brought before the meetings). Additionally, subject to fiduciary obligations under applicable law, the Euronext managing and supervisory boards agreed to recommend and solicit the approval of the exchange offer and recommend that the shareholders tender their shares. In the event that the Euronext supervisory and managing boards determine that the combination agreement is no longer advisable and either (1) make no recommendation or (2) recommend that Euronext shareholders not tender their shares, in each case in compliance with their "no solicitation" obligations, NYSE Group will have the right to terminate the combination agreement.

Termination

  Termination Rights

        NYSE Group and Euronext may terminate the combination agreement at any time prior to the filing of the exchange offer with the AMF by mutual consent. In addition, either NYSE Group or Euronext may terminate the combination agreement by written notice to the other party at any time prior to the filing of the exchange offer with the AMF if:

  •
  the filing of the exchange offer with the AMF shall not have occurred on or before February 28, 2007 (the "termination date"), except that this right to terminate will not be available to a party whose failure to comply, in any material respect, with any provision of the combination agreement (or similar failure by any of the party's subsidiaries) proximately contributed to the failure of the exchange offer being filed;

  •
  the NYSE Group stockholders do not approve and adopt the combination agreement and the merger at NYSE Group's stockholder meeting;

  •
  the Euronext shareholders do not approve the exchange offer and the transactions contemplated by the combination agreement at the Euronext extraordinary meeting; or

  •
  any governmental entity or SRO denies any regulatory approval that is required to be obtained in connection with the combination, and this denial becomes final, binding and non-appealable, or if any governmental entity or SRO issues a final and non-appealable order permanently restraining, enjoining or otherwise prohibiting the combination.

        The termination date of the combination agreement set forth above may be extended by either party to April 30, 2007 if, on February 28, 2007, the only condition to the completion of the combination that have not yet been satisfied (other than those conditions that by their nature are to be satisfied on the date of the filing or commencement of the exchange offer or those conditions that NYSE Group and Euronext have mutually agreed to waive) is the receipt of certain regulatory approvals listed in "The Combination—Regulatory Approvals."

        Either party may also terminate the combination agreement at any time prior to the filing of the exchange offer with the AMF if:

  •
  the board of directors of NYSE Group in the case of Euronext or the managing and supervisory boards of Euronext in the case of NYSE Group, change their recommendation for the combination or fail to reconfirm their recommendation within ten business days after a written request by the other party to do so;

  •
  the other party breaches in any material respect any of its representations, warranties, covenants or agreements contained in the combination agreement (which breach would prevent satisfaction of the other party's relevant closing conditions), and the breach is not curable or if curable, is not cured prior to the earlier of (1) the date that is 30 days after written notice of the breach is given, or (2) the business day prior to the termination date of the combination agreement); or

  •
  the other party breaches in any material respect the "no solicitation" provisions described under "The Combination Agreement—Third-Party Acquisition Proposals."

        The combination agreement can be terminated by either party after the filing of the exchange offer with the AMF if the period of the exchange offer has expired, and the minimum tender condition has not been satisfied.

        In addition, the combination agreement can be terminated by NYSE Group after the filing of the exchange offer with the AMF if:

  •
  NYSE Euronext withdraws the exchange offer in accordance with paragraph 2 of Article 232-11 of the General Regulations of the AMF; or

  •
  (1) a third party has launched a competing bid (or an improved offer after previously launching a competing bid) for the Euronext shares and NYSE Euronext has decided to exercise its right of withdrawal pursuant to paragraph 1 of Article 232-11 of the General Regulations of the AMF and (2) the managing and supervisory boards of Euronext have changed their recommendation for the combination.

  Expense Reimbursement

        Expense Reimbursement by NYSE Group.    The combination agreement requires NYSE Group to reimburse Euronext for its out-of-pocket costs, fees and expenses incurred in connection with the transactions contemplated by the combination agreement if:

  •
  NYSE Group terminates the combination agreement because the termination date has occurred, and at that time Euronext would have been permitted to terminate the combination agreement on the ground that the NYSE Group's board of directors changed its recommendation or failed to reconfirm its recommendation for the combination as described above;

  •
  Euronext terminates the combination agreement because the NYSE Group stockholders did not approve the merger and other transactions contemplated by combination agreement; or

  •
  Euronext terminates the combination agreement because the NYSE Group board of directors has changed its recommendation or failed to reconfirm its recommendation for the combination as described above.

        Expense Reimbursement by Euronext.    The combination agreement requires Euronext to reimburse NYSE Group for its out-of-pocket costs, fees and expenses incurred in connection with the transactions contemplated by the combination agreement if:

  •
  Euronext terminates the combination agreement because the termination date has occurred, and at that time NYSE Group would have been permitted to terminate the combination agreement on the ground that the managing and supervisory boards of Euronext changed their recommendations or failed to reconfirm their recommendations for the combination as described above;

  •
  NYSE Group terminates the combination agreement because the Euronext shareholders did not approve the exchange offer and other transactions contemplated by the combination agreement;

  •
  NYSE Group terminates the combination agreement because the Euronext supervisory and managing boards have changed their recommendations or failed to reconfirm their recommendations for the combination as described above;

  •
  NYSE Group terminates the combination agreement because the period of the exchange offer has expired, and the minimum tender condition has not been satisfied;

  •
  NYSE Group terminates the combination agreement because NYSE Euronext withdraws the exchange offer in accordance with paragraph 2 of Article 232-11 of the General Regulations of the AMF, as described above; or

  •
  NYSE Group terminates the combination agreement because (1) a third party launches a competing bid (or an improved offer after previously launching a competing bid) for the Euronext shares and NYSE Euronext decides to exercise its right of withdrawal pursuant to paragraph 1 of Article 232-11 of the General Regulations of the AMF and (2) the supervisory and managing boards of Euronext change their recommendations for the combination.

        Expense Reimbursement by NYSE Group or Euronext.    In addition, the combination agreement requires each of NYSE Group and Euronext to reimburse the other party for its out-of-pocket costs, fees and expenses incurred in connection with the transactions contemplated by the combination agreement if an acquisition proposal is made to either party or its subsidiaries, or any person announces a bona fide intention to make an acquisition proposal with respect to either party or its subsidiaries, and thereafter the agreement is terminated:

  •
  by the other party because the party receiving the acquisition proposal failed to perform in any material respect any of its covenants or agreements contained in the combination agreement (which breach would prevent satisfaction of the other party's relevant closing conditions), and the breach is not curable or if curable, is not cured prior to the earlier of (1) the date that is 30 days after written notice of the breach is given, or (2) the business day prior to the termination date of the combination agreement); or

  •
  the other party breaches in any material respect the "no solicitation" provisions described under "The Combination Agreement—Third-Party Acquisition Proposals."

        If either party fails to pay all amounts of expense reimbursement when due, then the party must also pay the other party's expenses from actions taken to collect the unpaid amounts, including interest on the unpaid amounts, calculated at the prevailing prime rate of Citibank, N.A. in effect on the date such payment was acquired to be paid.

Conduct of Business Pending the Combination

        NYSE Group and Euronext agreed in the combination agreement that, until the earlier of the completion of the combination or the termination of the combination agreement, they would conduct their respective businesses (and the businesses of their respective subsidiaries) in the ordinary and usual course consistent with past practice and use reasonable best efforts to preserve their respective business organizations and maintain relationships and goodwill with governmental entities, providers of order flow, customers, suppliers, distributors, creditors, lessors, employees, and stockholders. They also agreed to certain restrictions relating to the conduct of their businesses during this period. Specifically, NYSE Group and Euronext agreed not to do the following without the prior written consent of the other party (subject to exceptions specified in the combination agreement):

  •
  issue, sell, pledge, dispose of, or encumber their subsidiaries' capital stock;

  •
  amend its certificate of incorporation, articles of association or bylaws, as applicable;

  •
  split, combine or reclassify its outstanding shares of capital stock;

  •
  declare, set aside or pay any type of dividend, except for the dividends expressly permitted by the combination agreement, whether payable in cash, stock or property, in respect of any capital stock, as appropriate, other than dividends payable by its direct or indirect wholly-owned subsidiaries to it or another of its direct or indirectly wholly-owned subsidiaries; or

  •
  repurchase, redeem or otherwise acquire, or permit any of its subsidiaries to purchase or otherwise acquire, any interests or shares of its capital stock, as applicable, or any securities convertible into or exchangeable or exercisable for any shares of its capital stock, as applicable.

        In addition, NYSE Group and Euronext agreed that neither they nor their respective subsidiaries will do the following without the prior written consent of the other party (subject to exceptions specified in the combination agreement): issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, capital stock of any class, as appropriate, or any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with its stockholders on any matter or any other property or assets other than shares of NYSE Group common stock or Euronext shares (or Euronext Paris shares, as the case may be) issuable pursuant to stock-based awards outstanding on or awarded prior to the date of the combination agreement under the NYSE Group stock plans or Euronext stock plans (except for the issuance of Euronext stock options and Euronext stock-based awards authorized at the annual general meeting of Euronext on May 23, 2006). They also agreed to certain restrictions relating to the conduct of their and their subsidiaries' businesses until the earlier of the completion of the combination or the termination of the combination agreement with respect to:

  •
  material property and assets (including capital stock of any of subsidiaries);

  •
  indebtedness for borrowed money (including any guarantee of such indebtedness);

  •
  capital expenditures;

  •
  employee benefit plans;

  •
  salary, wage, bonus and other compensation of employees and fringe benefits of directors, officers and employees;

  •
  stock options, restricted stocks, restricted stock units and other equity-related awards;

  •
  material claims, litigation and material contracts;

  •
  tax elections, material methods of tax accounting, tax returns and tax audits;

  •
  insurance policies naming it as a beneficiary or loss-payable payee;

  •
  credit practices and financial accounting principles, policies and practice (including any of its practices with respect to accounts receivable or accounts payable);

  •
  "non-compete" and similar contracts; and

  •
  contracts between itself or its subsidiary, on the one hand, and any of its affiliates, employees, officers or directors, on the other hand.

Permitted Euronext Dividend

        In addition to the cash payable to Euronext shareholders in the exchange offer for each Euronext share, the combination agreement permitted Euronext to pay the Euronext shareholders its previously announced special distribution (by way of a repayment of share capital) of €3 per Euronext share. This payment was made on August 11, 2006 to Euronext shareholders. The repayment of €3 per share will not reduce the consideration offered by NYSE Euronext in the exchange offer.

Indemnification and Insurance of Directors and Officers

        The parties agreed that, after the completion of the combination, NYSE Euronext will indemnify, hold harmless and provide advancement of expenses to the past and present directors, officers and employees of NYSE Group, Euronext and their respective subsidiaries, for acts or omissions occurring at or prior to the completion of the combination, to the same extent as these individuals had rights of indemnification prior to the completion of the combination and to the fullest extent permitted by law. The parties also agreed that the NYSE Euronext certificate of incorporation and bylaws will include provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions in the current certificate of incorporation and bylaws of each of NYSE Group and Euronext.

        In addition, for a period of six years following the successful completion of the combination, NYSE Euronext will maintain in effect the current directors' and officers' and fiduciary liability policies maintained by each of NYSE Group and Euronext with respect to claims arising from facts or events occurring at or prior to the completion of the combination (or a substitute policy or policies with the same coverage and with terms no less advantageous in the aggregate), subject to the limitation that NYSE Euronext will not be required to spend in any one year more than 250% of the annual premiums currently paid by NYSE Group and Euronext, respectively, for this insurance. Instead, NYSE Euronext may, at its option, purchase a six-year "tail" prepaid policy on the same terms and conditions and subject to the same expenditure limitation.

Governance and Management

        Upon completion of the combination, the NYSE Euronext board of directors will consist of 22 directors, including an equal number of U.S. domiciliaries and European domiciliaries. Eleven of the directors will be the directors of NYSE Group immediately prior to the combination (including both the chairman and the chief executive officer of NYSE Group); nine of the directors will be members of the Euronext supervisory board immediately prior to the combination (including the chairman of the Euronext supervisory board); one of the directors will be the chief executive officer of Euronext immediately prior to the combination; and the remaining director will be Sylvain Hefes, who is a European domiciliary approved by both the Euronext supervisory board and the NYSE Group board of directors. The initial term of the directors will end with the first annual stockholders meeting to be held by NYSE Euronext, at which meeting the existing directors of NYSE Euronext will be renominated as directors of NYSE Euronext. Thereafter, the directors will serve one-year terms. The directors that NYSE Group and Euronext expect to be on the NYSE Euronext board of directors immediately after completion of the combination, along with their relevant biographical information, are set forth under "Directors and Management of NYSE Euronext After the Combination." All members of the NYSE Euronext board of directors, other than the chief executive officer and deputy chief executive officer of NYSE Euronext, must satisfy the NYSE Euronext independence requirements for directors.

        The combination agreement also provides that Jan-Michiel Hessels, the current chairman of the Euronext supervisory board, will be the chairman of NYSE Euronext. Marshall N. Carter, the current chairman of NYSE Group, will be the deputy chairman of NYSE Euronext. John A. Thain, the current chief executive officer and a director of the NYSE Group, will be the chief executive officer and a director of NYSE Euronext. Jean-François Théodore, the current chief executive officer of Euronext, will be the deputy chief executive officer and a director of NYSE Euronext.

        The NYSE Euronext bylaws will provide that the NYSE Euronext board of directors may be composed of either: (1) an even number of U.S. domiciliaries and European domiciliaries or (2) the smallest possible majority of U.S. domiciliaries and the largest possible minority of European domiciliaries. As noted above, however, the initial NYSE Euronext board of directors will contain an even number of U.S. domiciliaries and European domiciliaries, and this parity will be maintained unless the nominating and governance committee and the board of directors of NYSE Euronext, both equally composed of U.S. domiciliaries and European domiciliaries, decide otherwise or unless the NYSE Euronext bylaws are amended by a supermajority vote. The bylaws will provide that the nominating and governance committee of the NYSE Euronext board of directors will be composed of an equal number of individuals who are U.S. domiciliaries and European domiciliaries. Further, the bylaws will provide that the positions of chairman of the board of directors and chief executive officer of NYSE Euronext will be filled by one person who is a U.S. domiciliary and one person who is a European domiciliary.

        For purposes of these requirements:

  •
  a "U.S. domiciliary" is a person who, on the date of their election and for the 24 months ending on such date, was domiciled in the United States;

  •
  a "European domiciliary" is a person who, on the date of their election and for the 24 months ending on such date, was domiciled in a country in Europe; and

  •
  "Europe" means (1) any and all of the jurisdictions in which Euronext or any of its subsidiaries operates a European regulated market; (2) any member state of the European Economic Area as of the effective time of the combination and any state that becomes a member of the European Economic Area after the effective time of the combination; and (3) Switzerland (with "European" having the correlative meaning).

        These bylaw requirements cannot be changed unless approved by a resolution adopted by not less than (1) two-thirds of the directors then in office or (2) 80% of the votes entitled to be cast by the holders of the then-outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors.

        The management committee of NYSE Euronext will have 14 members, including an equal number of NYSE Group designees and Euronext designees.

Amendment and Waiver

        NYSE Group and Euronext may amend the combination agreement at any time before or after approval and adoption of the combination agreement by the NYSE Group stockholders or Euronext shareholders. However, after approval and adoption of the combination agreement, no amendment may be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by those stockholders unless this further approval is obtained. An example of an amendment that would not require further approval by NYSE Group stockholders or Euronext shareholders is a technical amendment to the combination agreement that does not change the amount or the form of the consideration to be delivered to NYSE Group stockholders or the Euronext shareholders in the combination, such as an amendment to the interim operating covenants in the combination agreement. In the event that NYSE Group and Euronext authorize an amendment to the combination agreement that does not require further approval by NYSE Group stockholders or Euronext shareholders, NYSE Group and Euronext will inform NYSE Group stockholders and Euronext shareholders of such amendment by press release and other public communication. In the event that NYSE Group and Euronext authorize an amendment to the combination agreement that requires further approval by NYSE Group stockholders or Euronext shareholders, another proxy statement/prospectus would be delivered to NYSE Group stockholders and Euronext shareholders, and proxies would be re-solicited for approval of such amendment.

        At any time before the completion of the combination, the parties may, to the extent legally allowed, waive any compliance with any of the conditions contained in the combination agreement.

Fees and Expenses

        Whether or not the exchange offer and merger are consummated, all costs and expenses incurred in connection with the combination agreement and transactions contemplated by the combination agreement will be paid by the party incurring the expense, except as otherwise provided in the combination agreement and except for expenses incurred in connection with the following, which will be shared equally by NYSE Group and Euronext, unless prohibited by applicable law:

  •
  the filing, printing and mailing of the Euronext shareholder circular, the proxy statement/prospectus, the registration statement and the documents for the exchange offer;

  •
  any required filing with any governmental authority or Self-Regulatory Organization in connection with the transactions contemplated by the combination agreement; and

  •
  any commitment fees or other expenses in connection with obtaining financing to pay all or part of the cash portion of the consideration payable in the exchange offer.

        Except as set forth below, NYSE Euronext will not pay any fees or commissions to any broker or other person soliciting tenders of Euronext shares pursuant to the exchange offer.

        NYSE Euronext have selected Citigroup Global Markets Limited, Société Générale and JPMorgan Chase Bank N.A. to act as presenting banks ("banques présentatrices") in France in connection with the exchange offer. Each of the French presenting banks will receive reasonable and customary compensation for its services in connection with the exchange offer. NYSE Euronext also will reimburse the financial advisors and dealer-managers for their expenses and indemnify them against specified liabilities and expenses in connection with the exchange offer, including liabilities under the U.S. federal securities laws. See "The Combination Agreement—The Exchange Offer—Fees and Expenses."

        NYSE Euronext will retain Georgeson Inc. and Euronext has retained Morrow & Co, Inc. to act as information agent in connection with the exchange offer. The information agent may contact holders of Euronext shares by mail, telephone, telex, fax, e-mail and personal interview and may request brokers, dealers and other nominee shareholders to forward these exchange offer materials to owners of Euronext shares. The information agent will receive reasonable and customary fees for these services, plus reimbursement of its out-of-pocket expenses. NYSE Euronext and Euronext will indemnify the information agent against specified liabilities and expenses in connection with the exchange offer, including liabilities under the U.S. federal securities laws and the European securities laws. Indemnification for liabilities under the U.S. federal securities laws or the European securities laws may be unenforceable as against public policy. See "The Combination Agreement—The Exchange Offer—The Exchange Offer—Fees and Expenses."

        NYSE Euronext will retain an exchange agent in connection with the exchange offer. NYSE Euronext will pay the exchange agent reasonable and customary compensation for its services in connection with the exchange offer, plus reimbursement of its out-of-pocket expenses. NYSE Euronext will also reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding these materials. NYSE Euronext will indemnify the exchange agent against specified liabilities, including under U.S. federal securities laws. Indemnification for liabilities under U.S. federal securities laws may be unenforceable as against public policy.

        NYSE Euronext will also reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding material to their customers.

Representations and Warranties

        The combination agreement contains customary and substantially reciprocal representations and warranties by NYSE Group and Euronext relating to the following:

  •
  organization, good standing and qualification;

  •
  capital structure;

  •
  authorization of the combination agreement and absence of conflicts;

  •
  governmental consents and approvals required for the completion of the combination;

  •
  financial statements and reports stockholders and filed with governmental entities;

  •
  absence of any material adverse effect or any material damage to any material property or asset since December 31, 2005;

  •
  compliance with applicable laws and material agreements;

  •
  legal proceedings;

  •
  employee benefits;

  •
  tax matters;

  •
  labor matters;

  •
  insurance;

  •
  intellectual property; and

  •
  brokers and finders.

        Many of the representations and warranties contained in the combination agreement are qualified by knowledge, materiality or a material adverse effect standard.

        The description of the combination agreement in this document has been included to provide you with information regarding its terms. The combination agreement contains representations and warranties made by and to the parties to the combination agreement as of specific dates. The statements embodied in those representations and warranties were made for purposes of that contract between the parties and are subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of that contract. In addition, certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts.

DIRECTORS AND MANAGEMENT OF NYSE EURONEXT AFTER THE COMBINATION

Directors of NYSE Euronext After the Combination

        The NYSE Euronext board of directors immediately after the combination will consist of 22 persons, including the 11 NYSE Group directors as of immediately prior to the combination, the 9 members of the Euronext supervisory board, the chief executive officer of Euronext and Sylvain Hefes, who is a European domiciliary approved by both the Euronext supervisory board and the NYSE Group board of directors. Based on the foregoing, the following individuals are expected to serve on the board of directors of NYSE Euronext immediately following the combination:

Name
Jan-Michiel Hessels (Chairman)
Marshall N. Carter (Deputy Chairman)
John A. Thain (Chief Executive Officer)
Jean-François Théodore (Deputy Chief Executive Officer)
Ellyn L. Brown
Sir George Cox
André Dirckx
William E. Ford
Sylvain Hefes
Dominique Hoenn
Patrick Houël
Shirley Ann Jackson
James S. McDonald
Duncan M. McFarland
James J. McNulty
Baron Jean Peterbroeck
Alice M. Rivlin
Ricardo Salgado
Robert B. Shapiro
Rijnhard van Tets
Karl M. von der Heyden
Sir Brian Williamson

        The combination agreement provides that, at the first annual meeting of stockholders of NYSE Euronext, the persons listed above will be renominated to serve as directors of NYSE Euronext.

        Biographical information about each of these directors as of the date of this document is set forth in the following table.

Name	Age	Present Principal Occupation or Employment, Five-Year Employment History and Other Directorships
Jan-Michiel Hessels	64	Mr. Hessels will serve as the chairman of the NYSE Euronext board of directors. Mr. Hessels has been the chairman of the supervisory board of Euronext since its creation in September 2000. Before that, he was a member of the supervisory board of Amsterdam Exchanges since its creation in 1997. He was the chief executive officer of Royal Vendex KBB from 1990 to 2000, and served on the supervisory boards of Royal Vopak N.V. (the Netherlands) from 1999 to 2005, Laurus N.V. (the Netherlands) from 1998 to 2004, B&N.com Inc. from 1999 to 2003 and Schiphol Group N.V. from 1993 to May 2006. Mr. Hessels is currently a member of the supervisory boards of Euronext Amsterdam N.V. (the Netherlands) (a subsidiary of Euronext), Royal Philips Electronics N.V. (the Netherlands), Heineken N.V. (the Netherlands), and Fortis N.V. (the Netherlands/Belgium). He is currently chairman of Schiphol Area Development Company (the Netherlands), SC Johnson Europlant B.V. (the Netherlands), Stichting Particuliere Historische Buitenplaatsen (Dutch Association of Private Historical Estates), and the Dutch National Committee "Rembrandt 400." Mr. Hessels also serves on the international advisory boards of the Blackstone Group and SC Johnson Corporation.
Marshall N. Carter	66
		Mr. Carter will serve as the deputy chairman of the NYSE Euronext board of directors and has been the chairman of the NYSE Group board of directors since April 6, 2005 and director since December 1, 2005. Mr. Carter became a director of the NYSE in November 2003 and was elected chairman of the board of directors in April 2005. Mr. Carter is the former chairman and chief executive officer of the State Street Bank and Trust Company, and of its holding company, State Street Corporation, where he served from 1992 until his retirement in 2001. He joined State Street in July 1991, as president and chief operating officer, and became chief executive officer in 1992 and chairman in 1993.
John A. Thain	51
		Mr. Thain will serve as the chief executive officer and a director of NYSE Euronext. Mr. Thain has been a director of NYSE Group since June 22, 2005, and its chief executive officer since December 1, 2005. Mr. Thain joined the NYSE on January 15, 2004, serving as chief executive officer and a director. Previously, Mr. Thain was with The Goldman Sachs Group, Inc., serving as president and chief operating officer since July 2003 and president and co-chief operating officer from May 1999 through June 2003. He was also a member of The Goldman Sachs Group, Inc. board between 1998 and 2003.

Jean-François Théodore	60
		Mr. Théodore will serve as deputy chief executive officer and a director of NYSE Euronext. He has been the chief executive officer and chairman of the managing board of Euronext since its creation in September 2000. He started his career with the French Treasury (Direction du Trésor) at the Ministry of Economy and Finance from 1974 to 1989, serving as assistant Head of the State Holdings Bureau. He was then seconded for two years to Crédit National. On his return to the Treasury, he was successively appointed Head of the "African States—Franc Zone" Bureau, and Head of the Foreign Investment Bureau. In 1984 Mr. Théodore was appointed Deputy Director in charge of the Banking Department, in 1986 he was appointed Deputy Director in charge of the Investments, Public Corporations Department, and in 1990, he became chief executive officer of ParisBourseSBF S.A. He presided over the International Federation of Stock Exchanges (FIBV) for two years (1993-1994), and served as President of the Federation of European Stock Exchanges (1998-2000). Mr. Théodore is currently a member of the supervisory boards of Atos Euronext Market Solutions Holdings S.A.S., Euroclear plc and Atos Origin S.A., and also serves on the boards of LCH.Clearnet Group Ltd, GL TRADE S.A., and MBE Holding.
Ellyn L. Brown	57
		Ms. Brown has been a director of NYSE Group since December 1, 2005 and also served as a director of the NYSE from April 2005 to March 7, 2006, the date on which the merger of the NYSE and Archipelago was completed. Ms. Brown is also a director of NYSE Regulation, Inc. Since 1996, she has been president of Brown & Associates, a corporate law and consulting firm that specializes in operations, compliance and governance services for financial services industry clients. She teaches investment adviser and broker-dealer law at Villanova University Law School. Ms. Brown was Maryland Securities Commissioner from 1987 to 1992 and a member of the board of the National Association of Securities Dealers Regulation, Inc. from 1996 to 1999. She also served on the board of the Certified Financial Planner Board of Standards, the standard-setting body for the CFP credential, from 2000 to 2004.
Sir George Cox	66
		Sir George has been a member of the supervisory board of Euronext since April 18, 2002. Before that, he was a senior independent director of London International Financial Futures & Options Exchange (LIFFE) (United Kingdom) from 1999 until the acquisition of LIFFE by Euronext in 2002. He was director general of the Institute of Directors, an organization representing individual company directors in the United Kingdom, from 1999 to 2004, and director of Enterprise Insight (United Kingdom) from 2000 to 2005. Sir George is chairman of the Design Council, the United Kingdom's national strategic body for design. He also serves as a senior independent director of Bradford & Bingley (United Kingdom), as a non-executive director of Shorts (United Kingdom), and as chairman of charitable organization Merlin (Medical Emergency Relief International).

André Dirckx	71
		Mr. Dirckx has been a member of the supervisory board of Euronext since its creation in 2000. Before that, he was chairman of the board of directors of Brussels Exchanges since 1999 and a member of the board of directors of Warehouses De Pauw N.V. (Belgium) from 1999 to 2003. He retired from his position as managing director and member of the executive board of Generale Bank in 1998. Mr. Dirckx is currently chairman of the board of Cofinimmo (Belgium), and member of the board of the Belgian charitable organization Petits Riens.
William E. Ford	45
		Mr. Ford has been a director of NYSE Group since December 1, 2005 and served as a director of Archipelago from November 2003 to March 7, 2006, the date on which the merger of the NYSE and Archipelago was completed. Mr. Ford is Chief Executive Officer of General Atlantic LLC, a global private equity firm that provides capital for innovative companies where information technology or intellectual property is a key driver of growth. Mr. Ford has been with General Atlantic LLC since 1991. Investment entities affiliated with General Atlantic LLC own approximately 5.3% of NYSE Group's currently outstanding common stock. Mr. Ford also serves as a director of NYMEX Holdings, Inc. and Computershare Limited.
Sylvain Hefes	54
		Mr. Hefes joined NM Rothschild & Sons Ltd. in 2005 as senior advisor. Prior to this time, Mr. Hefes was head of European Wealth Management at Goldman Sachs, where he became a partner in 1992 and served as head of the firm's Paris office and eventually all of the firm's private banking business in Europe. Mr. Hefes currently serves as chairman of the executive board of Paris Orléans, France, and as a director of Rothschild Continuation Holdings AG, Switzerland.
Dominique Hoenn	66
		Mr. Hoenn has been vice-chairman of the supervisory board of Euronext since its creation in 2000. Mr. Hoenn was a member of the board of Vivendi Universal (France) from 2002 to 2003. Currently, he is chairman of the board of Klepierre S.A. (France), a senior advisor at BNP Paribas S.A. (France), a member of the board of Clearstream International S.A. (Luxembourg), a non-executive director of LCH.Clearnet Group Ltd. and a member of the Collège of the Autorité des Marchés Financiers (France).
Patrick Houël	64
		Mr. Houël has been a member of the supervisory board of Euronext since May 26, 2004. Mr. Houël has also been a member of the board and the executive committee of LVMH Moët Hennessy Louis Vuitton (France) since 2004, a member of the board of Slivarente (France) since 1988 and chairman of Objectif Small Cap (France) since 1987. Mr. Houël was financial director of LVMH from 1987 to 2004.

Shirley Ann Jackson	60
		Dr. Jackson has been a director of NYSE Group since December 1, 2005 and also served as a director of the NYSE from November 2003 to March 7, 2006, the date on which the merger of the NYSE and Archipelago was completed. Dr. Jackson is also the chairperson of the board of directors of NYSE Regulation, Inc. Dr. Jackson has been president of Rensselaer Polytechnic Institute since 1999. From 1995 to 1999, she was chairman of the U.S. Nuclear Regulatory Commission. Dr. Jackson also serves as a director of Federal Express Corporation, Public Service Enterprise Group Incorporated, Marathon Oil Corporation, International Business Machines Corporation and Medtronic, Inc.
James S. McDonald	54
		Mr. McDonald has been a director of NYSE Group since December 1, 2005 and also served as a director of the NYSE from November 2003 to March 7, 2006, the date on which the merger of the NYSE and Archipelago was completed. Since 2000, Mr. McDonald has been the president and chief executive officer of Rockefeller & Co., a firm that provides investment management and financial counseling services. Prior to joining Rockefeller & Co., he served in various senior positions, among them president and chief executive officer, and as a member of the board of the Pell, Rudman organization (now known as "Atlantic Trust/Pell Rudman"). Mr. McDonald also serves as a director on the boards of Rockefeller & Co. and Rockefeller Financial Services and is chairman of the board of directors of the Japan Society of New York.
Duncan M. McFarland	63
		Mr. McFarland has served as a director of NYSE Group since June 2006. He retired in June 2004 as the chairman and chief executive officer of Wellington Management Company after a career of nearly 40 years. Wellington Management is one of the largest global, independent investment managers. He currently serves on the board of two public companies, The Asia Pacific Fund, Inc. and Gannett Co., Inc., and is also a trustee of the Financial Accounting Foundation, the overview board of the Financial Accounting Standards Board. Mr. McFarland also serves as an overseer of the New England Aquarium and as a trustee of the Claneil Foundation which primarily serves communities within the greater Philadelphia region, and the Bromley Charitable Trust.

James J. McNulty	55
		Mr. McNulty has been a director of NYSE Group since December 1, 2005 and he served as a director of Archipelago from August 2004 to March 7, 2006, the date on which the merger of the NYSE and Archipelago was completed. Mr. McNulty retired from the Chicago Mercantile Exchange where he served as president and chief executive officer from February 2000 to December 2003, and of Chicago Mercantile Exchange Holdings Inc. from August 2001 to December 2003. He also served as a director on both entities' boards during those periods. Prior to joining the Chicago Mercantile Exchange, he served as managing director and co-head of the Corporate Analysis and Structuring Team in the Corporate Finance Division at Warburg Dillon Read, an investment banking firm now known as UBS Warburg. Mr. McNulty also serves as a non-executive director of ICAP plc and served as a partner at O'Connor & Associates from 1989 to 1993.
Baron Jean Peterbroeck	70
		Mr. Peterbroeck has been a member of the supervisory board of Euronext since its creation in 2000. Before that, he was a member and subsequently the chairman of the Brussels Stock Exchange Committee (since 1981) and the vice-chairman of the board of directors of Brussels Exchanges (since 1999). Mr. Peterbroeck is a former member of the supervisory board of Brederode S.A. (Belgium), a position he held from 1985 to 2003. He is also currently chairman of the board of directors of Petercam group (Belgium) and a member of the supervisory boards of Cobhra N.V. (Belgium), CMB N.V. (Belgium), Koramic N.V. (Belgium), Lixon S.A. (Belgium), and Groupe Lhoist S.A. (Belgium).
Alice M. Rivlin	75
		Dr. Rivlin has been a director of NYSE Group since December 1, 2005, having served as a director of the NYSE April 2005 to March 7, 2006, the date on which the merger of the NYSE and Archipelago was completed. Since 1999, Dr. Rivlin has been a senior fellow in the Economic Studies program at the Brookings Institute and is visiting professor at the Public Policy Institute of Georgetown University. She is the founding director of the Congressional Budget Office and a former vice chair of the Federal Reserve Board. Dr. Rivlin also served as director of the White House Office of Management and Budget. She currently serves as a director on the board of BearingPoint, Inc.
Ricardo Salgado	62
		Mr. Salgado has been a member of the supervisory board of Euronext since April 18, 2002. Previously, Mr. Salgado served as chairman of the board of BVLP Sociedade de Gestora de Mercados Regulamentados, S.A. (Portugal) from 2000 until the merger with Euronext in 2002. Currently, he also serves as a member of the executive board of the Espirito Santo Group (Portugal), the vice-chairman and president of the executive committee of Banco Espirito Santo (Portugal), and chairman of the board of directors of Espirito Santo Financial Group S.A. (Luxembourg).

Robert B. Shapiro	68
		Mr. Shapiro has been a director of NYSE Group since December 1, 2005, having served as a director of the NYSE from November 2003 to March 7, 2006, the date on which the merger of the NYSE and Archipelago was completed. Mr. Shapiro is former chairman and chief executive officer of Monsanto Company, a position to which he was appointed in 1995 after sixteen years with the company and its predecessor, G.D. Searle. Upon the merger of Monsanto with Pharmacia & Upjohn, he served as chairman of the newly formed Pharmacia Corporation until his retirement in February 2001. Mr. Shapiro currently serves as chairman and managing director of Sandbox Industries, LLC.
Rijnhard Van Tets	59
		Mr. van Tets has been a member of the supervisory board of Euronext since May 22, 2003. Previously, Mr. van Tets was vice-chairman of the Amsterdam Stock Exchange Association from 1988 to 1989 and a director of Euroclear from 1994 to 1999. Mr. van Tets served as a member of the supervisory board of Reliant Energy N.V. (the Netherlands) from 2000 to 2003 and as a member of the board of Stichting Holland Casino (the Netherlands) from 2000 to 2004. Currently, he serves as an advisor to the managing board of ABN AMRO Bank N.V. (the Netherlands), and as chairman of the supervisory boards of Arcadis (the Netherlands) and Wegener N.V. (the Netherlands). He is also a member of the supervisory board of I.F.F. (the Netherlands), Holding B.V. (the Netherlands), chairman of the board of Equity Trust Holdings S.A.R.L. (Luxembourg), chairman of the supervisory board of Euronext Amsterdam N.V. (the Netherlands) (a subsidiary of Euronext), chairman of the investment committees of Verenigd Bezit (the Netherlands), and Sociaal Fonds Bouwnijverheid (the Netherlands), and as a member of the board of Stichting Administratiekantoor Buhrmann N.V. (the Netherlands).
Karl M. von der Heyden	70
		Mr. von der Heyden has been a director of NYSE Group since December 1, 2005 and he served as a director of the NYSE from April 2005 to March 7, 2006, the date on which the merger of the NYSE and Archipelago was completed. Mr. von der Heyden was vice chairman of PepsiCo from September 1996 to February 2001 and also chief financial officer of PepsiCo until February 1998. He serves on the boards of Aramark, DreamWorks Animation SKG, Inc. and Federated Department Stores.

Sir Brian Williamson	61
Sir Brian has been a member of the supervisory board of Euronext since April 18, 2002. Previously, he was chairman of London International Financial Futures & Options Exchange (LIFFE) (United Kingdom), from 1985 to 1988 and from 1998 to 2003 (after the acquisition of LIFFE by Euronext), Member of Court of the Bank of Ireland from 1990 to 1999, director of the Financial Services Authority (United Kingdom) from 1986 to 1998, member and chairman of the International Advisory Board of Nasdaq (US) from 1995 to 1998, and Governor-at-Large of the National Association of Securities Dealers (USA) from 1995 to 1998. He was also chairman of Gerrard Group plc (United Kingdom) from 1989 to 1998, and director of Templeton Emerging Markets Investment Trust plc (United Kingdom) from 2002 to 2003. Currently, Sir Brian is also chairman of Electra Private Equity plc (United Kingdom), chairman of MT Fund Management Ltd. (United Kingdom), chairman of the Armed Forces Charities Advisory Company (United Kingdom), senior advisor of Fleming Family and Partners (United Kingdom), director of HSBC Holdings plc (United Kingdom), director of Politicia (United Kingdom), director of Live-Ex Limited (United Kingdom) and director of Resolution plc (United Kingdom).

        The initial term of these directors will end with NYSE Euronext's first annual stockholders meeting after completion of the combination. Thereafter, the directors will serve for one-year terms. The bylaws of NYSE Euronext provide that in any election of directors, the nominees who will be elected will be the nominees who receive the highest number of votes such that, immediately following the election, (1) U.S. domiciliaries as of such election shall constitute at least half of, and no more than the smallest number of directors that will constitute a majority of, the directors on the board of directors; and (2) European domiciliaries as of such election shall constitute the remainder of the directors.

        It is expected that, at one of its initial meetings, the NYSE Euronext board of directors will consider the proposal made by certain shareholders and other stakeholders of Euronext according to which at least two-thirds of the European directors of NYSE Euronext must be citizens of a European country as well as being European domiciliaries (the remainder of the European directors being European domiciliaries but not required to be European citizens) with a corollary arrangement with respect to directors of NYSE Euronext who are U.S. persons. At the time of the combination, more than two-thirds of the European directors of NYSE Euronext will in fact be European citizens.

Director Independence Policy of NYSE Euronext

        Members of the NYSE Euronext board of directors other than Messrs. Thain and Théodore will be required to qualify as independent under the director independence policy of NYSE Euronext. The director independence policy of NYSE Euronext will be substantially similar to the current director independence policy of NYSE Group, except that:

  •
  the deputy chief executive officer, in addition to the chief executive officer, may serve as a director of NYSE Euronext;

  •
  the independence policy provides that a director is not independent if the director is employed by or affiliated, directly or indirectly, with a non-member broker-dealer registered under the Exchange Act that engages in business involving substantial direct contact with securities customers, but the independence policy does not impose this per se prohibition with respect to purely non-U.S. broker-dealers;

  •
  the independence policy does not per se prohibit executive officers of NYSE-listed and NYSE Arca, Inc.-listed companies that are "foreign private issuers" (as defined under Rule 3b-4 under the Exchange Act) from serving as independent directors of NYSE Euronext;

  •
  the independence policy of NYSE Euronext will not provide as a categorical matter that a person fails to be independent if he or she is a director of an affiliate of a member organization (which includes member organizations of the NYSE, OTP firms of NYSE Arca, Inc. and ETP Holders of NYSE Arca Equities, Inc.); and

  •
  there will be a transition period so that the independence requirements of the NYSE Euronext director independence policy will not apply to the European domiciliaries on the NYSE Euronext board of directors until the annual meeting of NYSE Euronext stockholders in 2008.

        The independence policy of NYSE Euronext will require, however, that (1) executive officers of foreign private issuers that are listed on the NYSE or NYSE Arca, Inc., (2) executive officers of NYSE Euronext, (3) any European domiciliary on the NYSE Euronext board of directors who would not satisfy the independence requirements in the independence policy but for the transition period, and (4) any director of an affiliate of a member organization, taken together, shall constitute no more than a minority of the total number of directors of NYSE Euronext. In addition, none of (1) an executive officer of an issuer whose securities are listed on the NYSE or NYSE Arca, Inc. (regardless of whether such issuer is a foreign private issuer), (2) a European domiciliary on the NYSE Euronext board of directors who would not satisfy the independence requirements in the independence policy but for the transition period, or (3) any director of an affiliate of a member organization can qualify as an independent director of the NYSE, NYSE Market or NYSE Regulation.

        You can find a copy of the current NYSE Group independence policy at www.nyse.com.

Committees of the NYSE Euronext Board of Directors

        Upon completion of the combination, the NYSE Euronext board of directors will initially have the following three committees:

  •
  an audit committee;

  •
  a human resources & compensation committee; and

  •
  a nominating & governance committee.

        The members of each of these committees will be required to qualify as independent under the director independence policy of NYSE Euronext. As a result, the chief executive officer and deputy chief executive officer of NYSE Euronext will not be permitted to serve on any of NYSE Euronext's committees and will be recused from voting on any matter within the competence of the three committees that comes before the NYSE Euronext board. The NYSE Euronext board of directors will review and amend as necessary the charter for each of these committees annually.

        Audit Committee.    All members of the audit committee will be financially literate. The audit committee will also contain at least one member who will be considered an audit committee financial expert as defined by the SEC. The responsibilities of the audit committee of NYSE Euronext will include:

  •
  assisting the board of directors in its oversight of: (a) the integrity of NYSE Euronext's financial statements and internal controls, (b) compliance with legal and regulatory requirements, as well as NYSE Euronext's ethical standards and policies, (c) the qualifications and independence of NYSE Euronext's independent auditor, and (d) the performance of NYSE Euronext's internal audit function and its independent auditors; and preparing the audit committee report for inclusion in NYSE Euronext's annual proxy statement;

  •
  appointing, determining compensation for and, where appropriate, terminating the independent auditor;

  •
  overseeing the independent auditor's engagement, its performance and the performance of the lead partner;

  •
  meeting regularly in separate executive sessions with the independent auditor and the internal auditors;

  •
  reviewing the independent auditor's reports and the internal auditor's reports with respect to NYSE Euronext's internal controls;

  •
  approving all audit and non-audit services performed by the independent auditor; and

  •
  review and recommend the budget and staffing for the corporate audit department of NYSE Euronext.

  •
  reviewing and recommending the annual audited financial statements;

  •
  reviewing the quarterly earnings press releases and financial statements; and

  •
  reviewing disclosures made in the certification process.

        Human Resources & Compensation Committee.    The responsibilities of the human resources & compensation committee of NYSE Euronext will include:

  •
  reviewing and advising the chairman of the board, the chief executive officer and the other officers of NYSE Euronext with respect to human resource policies and procedures relating to NYSE Euronext;

  •
  at the request of the nominating & governance committee, advising and assisting the nominating & governance committee in reviewing (i) director compensation and benefits and (ii) any development plans for potential successors to the chief executive officer; reviewing and approving corporate goals and objectives relevant to chief executive officer or deputy chief executive officer; compensation, evaluating the performance of the chief executive officer and deputy chief executive officer in light of those goals and objectives, and, together with the other directors, determining and approving such compensation;

  •
  at the request of the board, reviewing the appointment of all officers who are subject to Section 16(b) of the Exchange Act, all officers who report directly to the chief executive officer or deputy chief executive officer of NYSE Euronext and personnel recommendations received from the audit committee;

  •
  reviewing, approving, and submitting for ratification by the board of directors, the compensation for senior executive officers;

  •
  approving officers appointed by, and reporting directly or indirectly to, the chief executive officer or deputy chief executive officer of NYSE Euronext;

  •
  reviewing and approving any employment agreements for senior executives of NYSE Euronext;

  •
  at the request of the human resources & compensation committee of NYSE Regulation, advising and assisting the human resources & compensation committee of NYSE Regulation concerning human resource policies and procedures and director compensation; and

  •
  reporting annually to the stockholders and the public on the compensation of the five most highly compensated officers of NYSE Euronext and its subsidiaries (as well as director compensation) and on the compensation philosophy and methodology used to award that compensation (including information relating to appropriate comparisons, benchmarks, performance measures and evaluation processes consistent with the missions of NYSE Euronext and its subsidiaries (including NYSE Regulation)).

        Nominating & Governance Committee.    The combination agreement provides that as of the completion of the combination, the committee will consist of an equal number of individuals who were directors of NYSE Group and Euronext immediately prior to the combination. The bylaws of NYSE Euronext provide that the committee will be composed of an equal number of U.S. domiciliaries and European domiciliaries. The responsibilities of the nominating & governance committee of NYSE Euronext will include:

  •
  recommending to the NYSE Euronext board of directors candidates for the NYSE Euronext board of directors, and for positions on the boards of NYSE Euronext operating companies designated for NYSE Euronext directors;

  •
  conducting the NYSE Euronext board of directors' annual governance review;

  •
  reviewing and recommending the governance guidelines for NYSE Euronext;

  •
  establishing an appropriate process for, and overseeing implementation of, the NYSE Euronext board of directors' self-assessments (including board self-assessment, committee self-assessments and director assessments);

  •
  recommending the compensation of NYSE Euronext directors;

  •
  conducting succession planning for the chief executive officer and deputy chief executive officer of NYSE Euronext;

  •
  appointing directors of the Dutch foundation and the Delaware trust after the initial directors, who will be jointly selected by Euronext and NYSE Group; and

  •
  removing directors of the Dutch Foundation and the Delaware Trust should cause arise.

        The nominating & governance committee will consider shareholder and public investor recommendations for candidates for the NYSE Euronext board of directors.

Management of NYSE Euronext

        The management committee of NYSE Euronext will be composed of 14 members, which will include an equal number of NYSE Group designees and Euronext designees. The only members of the senior management teams of NYSE Group and Euronext who will also serve as directors of NYSE Euronext are John A. Thain and Jean-François Théodore (See "Directors and Management of NYSE Euronext After the Combination—Directors of NYSE Euronext After the Combination"). The following table sets forth information as to those who are expected to be the members of the NYSE Euronext management committee upon completion of the combination. Other than the chief executive officer and deputy chief executive officer, the members of the NYSE Euronext management committee are presented in alphabetical order.

Name
John A. Thain (Chief Executive Officer)
Jean-François Théodore (Deputy Chief Executive Officer)
Tarak Achiche
Roland Bellegarde
Dale B. Bernstein
Nelson Chai
Hugh Freedberg
Catherine R. Kinney
Olivier Lefebvre
Miguel Athayde Marques
Gerald D. Putnam
Rachel F. Robbins
Margaret D. Tutwiler
Joost van der Does de Willebois

        The ages of each of the non-director officers of NYSE Euronext as of the date of this document, as well as certain other biographical information about them, are set forth in the following table.

Name	Age	Present Principal Occupation or Employment, Five-Year Employment History and Other Directorships
Tarak Achiche	39
		Mr. Achiche is the group chief information officer of Euronext, a position he has held since April 2003. Prior to that, since February 2002, Mr. Achiche was deputy chief executive officer in charge of projects and operations at Clearnet, which became LCH.Clearnet on January 1, 2004. From 2000 until February 2002, he served as executive vice president in charge of trading and clearing platforms at Atos Euronext, a 50/50 Technology Joint Venture between Euronext and Atos Origin. From 1995 to 2000, Mr. Achiche headed the trading platform development unit in SBF-Bourse de Paris. Prior to that, Mr. Achiche worked as a consultant for Cap Gemini from 1990 to 1995.
Roland Bellegarde	45
		Mr. Bellegarde is Deputy Chief Executive Officer of global Euronext cash markets & listing, a position he has held since 2003. He is responsible for listing activities as well as trading, which includes managing market operations for the four Euronext markets and handling product development and user relations on the buy side and sell side. Mr. Bellegarde previously served as Head of cash trading beginning in 2000, and has been leading the process to integrate the NSC trading platform across the Euronext markets. As such, he has defined and developed the global Euronext market model for securities trading. From 1998 to 2000, Mr. Bellegarde served as Head of cash & derivatives markets—ParisBourse. From 1995 to 1998, he served as Head of cash markets—ParisBourse. Prior to that, from 1993 to 1995, he designed the functionalities of the NSC trading systems, which currently operates on all Euronext markets.

Dale B. Bernstein	52
		Ms. Bernstein is executive vice president of human resources of NYSE Group. Ms. Bernstein was named executive vice president of human resources of the NYSE in January 2006, and was named senior vice president of human resources & corporate services of the NYSE in February 2004. Ms. Bernstein is also responsible for the administrative oversight of the NYSE ethics function. Ms. Bernstein has been employed with the NYSE since 1986. Prior to joining the NYSE, Ms. Bernstein held various human resources management positions at RCA Corporation.
Nelson Chai	41
		Mr. Chai is executive vice president and chief financial officer of NYSE Group. Prior to the merger of NYSE and Archipelago, Mr. Chai was the chief financial officer of Archipelago since June 2000. Prior to joining Archipelago in June 2000, Mr. Chai was senior vice president of business development and a member of the executive committee of Dade Behring, Inc., a leading manufacturer of medical diagnostics products. He joined Dade Behring in 1997 as corporate vice president of worldwide field finance, where he was responsible for the finance organization for all company business operations.
Hugh Freedberg	61
		Mr. Freedberg is a member of the Managing Board of Euronext, a position he has held since January 2002 and has been chief executive of LIFFE since 1998. Mr. Freedberg began his career in financial services in 1975 at American Express, where he started as marketing and sales director before being appointed General Manager. In 1986, he joined Salomon Inc as chief executive of The Mortgage Corporation. In 1990 he became an executive director at TSB and chief executive of the Insurance and Investment Services Division, after which, in 1991 he was appointed chief executive of the Hill Samuel Group. Other positions he held at TSB Group included deputy chief executive of the Group from 1991 to 1996 and a director of Macquarie Bank from 1994 to 1996. From 1996 to 1998 he was a managing partner at Korn Ferry International. Mr. Freedberg also served as a member of the Supervisory Board of AtosEuronext SBF

		S.A. from 2004 to 2005 and is currently a member of the Supervisory Board of Atos Euronext Market Solutions Holding S.A.S.
Catherine R. Kinney	54
		Ms. Kinney is president and co-chief operating officer of NYSE Group. From January 2002 to March 7, 2006, Ms. Kinney served as president and co-chief operating officer of the NYSE. Prior to that time, Ms. Kinney served as group executive vice president of the NYSE since June 1995, overseeing the NYSE's competitive position and relationships with its listed companies, member organizations and institutions as well as ETFs and Fixed Income divisions. Prior to that, since 1986, she was responsible for managing trading-floor operations and technology. Joining the NYSE in 1974, Ms. Kinney has worked in several departments, including regulation, sales and marketing, and technology planning.
Olivier Lefebvre	49
		Mr. Lefebvre is a member of the Managing Board of Euronext, a position he has held since September 2000. He has been the chairman of the executive committee of the Brussels Stock Exchange since 1996. Prior to that, since April 1990, Mr. Lefebvre worked at the Belgian Ministry of Finance. From February 1988, he was economist at Générale de Banque S.A. (now Fortis). From October 1981, he served as Business Cycle Analyst at the University of Louvain. From August 2000 to July 2005, he served as a member of the Supervisory Board of AtosEuronext SBF S.A. He was chairman of the board of C.I.K. S.A./N.V. from October 1999 to December 2005. Mr. Lefebvre is also currently a member of the Board of the Federation of European Securities Exchanges and a member of the Belgian Corporate Governance Committee. He also currently serves on the boards of LCH.Clearnet Group, Nextinfo S.A./N.V., MBE Holding and MTS S.p.a.
Miguel Athayde Marques	51
		Miguel Athayde Marques, PhD, joined Euronext in January 2005 and is currently a member of the Managing Board of Euronext. Prior to that, since February 2000, he served as an executive board member of Caixa Geral de Depósitos, Portugal's largest bank. Prior to that, from 1996 to 2000, he was a member of the executive committee of Jerónimo Martins S.A., a listed company active in multinational retail and distribution. From 1992 to 1996, Dr. Athayde Marques was chairman and CEO of ICEP, the Portuguese government agency for inward and outward investment, export and tourism. He also served as a consultant to the Portuguese Ministry of Finance on the development of the capital markets. Miguel Athayde Marques is a professor of business at Universidade Católica in Lisbon—School of Economics and Management.

Gerald D. Putnam	48
		Mr. Putnam is president and co-chief operating officer of NYSE Group. Mr. Putnam was co-founder, chairman of the board of directors and chief executive officer of Archipelago. In 1994, Mr. Putnam founded Terra Nova Trading, L.L.C. and served as its president until 1999. Mr. Putnam has over 25 years of experience in the financial services industry including positions with financial institutions such as Walsh, Greenwood & Co., Jefferies & Company, Inc., and PaineWebber Incorporated (currently UBS AG). Mr. Putnam also serves as the chief executive officer of NYSE Arca, Inc. and chairman of the board of directors of SIAC.
Rachel F. Robbins	56
		Ms. Robbins became general counsel and executive vice president of NYSE Group as of November 20, 2006. Prior to joining NYSE Group, Ms. Robbins served as Strategic Advisor to Axiom Legal Solutions and as a consultant to Citigroup, Inc. on international issues. From 2003 to 2004, Ms. Robbins was general counsel of Citigroup International. Prior to joining Citigroup International, Ms. Robbins was general counsel and corporate secretary of J.P. Morgan & Co. from 1996 to 2001. She joined J.P Morgan & Co. in 1981.
Margaret D. Tutwiler	56
		Ms. Tutwiler is executive vice president of communications and government relations of NYSE Group. From July 2004 to March 7, 2006, Ms. Tutwiler was the executive vice president of communications and government relations of the NYSE. Ms. Tutwiler was the U.S. Undersecretary of State for Public Diplomacy and Public Affairs during 2003-2004. Prior to that, she served as U.S. Ambassador to the Kingdom of Morocco from July 2001 until August 2003 and served in the White House as Assistant to the President and Special Adviser for Communications from January to June of 2001. From 1995 to 2000, Ms. Tutwiler worked in the private sector, first as president of a public-relations firm, then as senior vice president for public affairs at the Cellular Telecommunications Industry Association in Washington, D.C.
Joost van der Does de Willebois	48
		Mr. van der Does de Willebois is the chief financial officer of Euronext and is a member of the Managing Board, positions he has held since November 2004. Prior to that, since March 2002, Mr. van der Does de Willebois was executive director of ING Bank in the Netherlands. Prior to that, Mr. van der Does de Willebois held a number of directorships at ING Group beginning in 1998, including managing director of corporate strategy and communication, a position he held from 2000 to 2002. Prior to that, since 1984, he also worked at Royal Dutch/Shell plc, where he held various executive management positions in Rotterdam, Paris, Bordeaux and the French West Indies.

Mr. van der Does de Willebois is currently a member of the boards of Stichting Dutch Securities Institute and Stichting Vereniging voor de Effectenhandel. He is also a member of the supervisory boards of Endex and Atos Euronext Market Solutions Holding S.A.S.

Compensation of Directors and Executive Officers

        NYSE Euronext has not yet paid any compensation to its directors, executive officers or other managers. The form and amount of the compensation to be paid to each of NYSE Euronext's directors, executive officers and other managers will be determined by the NYSE Euronext board of directors as soon as practicable prior to or following the successful completion of the combination. For historical compensation information about executive officers and directors of NYSE Group and Euronext see "Information About NYSE Group—Director Compensation and Indemnification" and "—Executive Compensation" and "Information about Euronext—Supervisory Board Compensation and Indemnification" and "Executive Compensation."

INDUSTRY

General

        NYSE Group and Euronext operate exchange markets for equity securities, bonds and other fixed income securities, options and, in the case of Euronext, other derivative products. Each provides listing and market data services, NYSE Group also provides regulatory services, and both also operates in the business of market-related software sales. Each is subject to competition within the industry, and to extensive governmental regulation. Although globalization and technology advances are providing increasing commonalities, there are differences in how U.S. and European markets operate and are regulated.

  United States

        Traditional Market Centers.    The U.S. capital markets consist of several market centers that systematically bring together buyers and sellers for the purpose of buying and selling securities. Generally, market centers are typified by the type of security products listed for trading on the market. Historically, stock markets like the NYSE operated primarily on a trading floor with all trades in a particular stock taking place in a specific place on the floor through or under the supervision of a designated dealer known as a specialist. A specialist oversees trading and is required to maintain a fair and orderly market, acting as both a market maker and auctioneer.

        In 1971, the National Association of Securities Dealers Automated Quotation system, or Nasdaq, an electronic quotation network without a physical trading floor, was introduced as an enhancement of the traditional telephone based OTC market.

        Electronic Trading.    In 1996, the SEC adopted the order handling rules which allowed a number of electronic trading systems (including the Archipelago ECN, the precursor of the ArcaEx equity trading system), to emerge and compete with traditional market centers. These electronic networks included ECNs and other alternative trading systems, which provide an efficient means of access to market centers. Innovations in technology and telecommunications have increased the speed of communications and the availability of information, facilitated the globalization of commerce, and lowered transaction costs. New methods enable investors to access and participate in the equity securities markets more easily and quickly and less expensively. These developments, combined with the implementation of the order handling rules, have led to significant growth in electronic trading. However, the impact of electronic trading has been varied with respect to NYSE-listed equity securities and Nasdaq-listed equity securities. Electronic trading has thus far had a more significant impact on the market structure of the Nasdaq market and today much of the volume in Nasdaq-listed securities is handled by electronic trading systems like NYSE Arca. Since the rollout of the NYSE Hybrid MarketSM, electronic trading has accelerated in NYSE-listed securities.

        The U.S. securities markets are subject to extensive regulation by the SEC, as well as to regulation by SROs under the Exchange Act, including the NYSE and NYSE Arca, Inc.

  Europe

        Exchange trading in Europe has historically been highly fragmented. Each country operated its own exchange that was linked to a "closed" clearing system and central securities depositary ("CSD"). International users were therefore obliged to interface with multiple national systems. In global markets, where customers increasingly trade across national borders, time zones, and instruments, particularly following the introduction of the Euro, the fragmented nature of Europe's capital markets was increasingly viewed as anachronistic. Recent years have seen powerful and inter-related competitive pressures that have transformed (and continue to transform) Europe's capital markets. These include:

  •
  technological developments, including the introduction of new information and communication technologies that have made financial markets both more efficient and more easily accessible;

  •
  the near-universal migration to lower-cost, screen-based, electronic trading that has given additional impetus for consolidation as users look to exchanges to provide a wider range of cross-border services;

  •
  the continuing evolution of once purely national capital markets into a European capital market, and the consequent demand from issuing companies, brokers, and investors for pan-European trading facilities and liquidity pools that correspond to a European capital market;

  •
  the development and increasing use of alternative trading platforms and smart order routing technology;

  •
  strong demand from cost-sensitive users for lower trading costs and transaction fees, increased liquidity, and improved systems capability; and

  •
  regulatory initiatives intended to increase the scope in Europe for internalisation and trading through alternative trading platforms.

        A series of EU Directives has been adopted in the financial field in an effort to: (1) assist the creation of a single EU market in financial services by removing obstacles to the pan-European provision of financial services; (2) ensure that European capital markets remain deep and liquid, serving both issuers and investors; (3) enhance the passport rights for investment firms, create an EU passport for issuers and harmonise EU rules on regulated markets in order to facilitate cross-border trading; and (4) establish a regulatory framework allowing for competition between the various execution venues (regulated markets, multilateral trading facilities and internalisation) in all EU Member States.

        The creation of Euronext in 2000 responded to these pressures and to users' desire for greater integration in cross-border trading. Euronext's subsequent development has manifested and, to some extent, driven these market changes.

U.S. Markets

  U.S. Equities Market

        Trading Environment.    Over the long term, the U.S. equities markets have experienced a steady growth in trading volumes, although growth has been interrupted, from time to time, by volume declines resulting from weak economic performance and related factors.

        For example, from 1995 to 2000, the major U.S. equities market indices experienced substantial growth. The growth in equity trading volumes resulted from a number of factors, including strong economic conditions and new methods for investing. Technological innovation, including the increasing importance of electronic trading platforms and the resulting drop in transaction costs, has further stimulated trading activity. New technology also allowed development of high-volume electronic trading strategies, which have helped increase daily trading volumes.

        This period of growth was followed by a period of severe decline and significant volatility in the prices of U.S. equity securities between 2000 and early 2003. The weak and uncertain economic climate, combined with corporate governance and accounting concerns, contributed to generally lower equity securities prices, decreased corporate activity, increased market volatility, and a generally more difficult business environment. In 2003, however, overall volume in U.S. equity markets increased slightly, and this trend continued in 2004 and 2005, and accelerated in 2006. Trading volumes in U.S. equity markets increased by 6.9% in 2004 compared to 2003, and total volumes increased 5.9% in 2005 compared to 2004, and 18.3% in 2006 compared to 2005.

        In 2006, the Dow Jones Industrial Average increased 16.3%, while the Nasdaq Composite Index gained 9.5%, the S&P 500 Stock Index increased 13.6% and the NYSE Composite Index rose 17.9%. In 2006, equity volumes at the NYSE and Nasdaq were up 21.8% and 13.0% year-over-year, respectively. Future performance will depend on a number of factors including macroeconomic trends and stock market performance.

        Trading in NYSE-Listed Securities.    The market centers that execute and report trades in NYSE-listed securities through the Consolidated Tape Association Plan ("CTA Plan") include the NYSE, NYSE Arca, the American Stock Exchange, the Boston Stock Exchange, the Chicago Stock Exchange, the Chicago Board Options Exchange, the National Stock Exchange, Nasdaq (which at present reports executions in listed securities effected off of exchanges as well as activity on the Nasdaq Market Center, INET and Brut, LLC), the National Association of Securities Dealers, the Philadelphia Stock Exchange and through "internalization" or off-exchange trading by member organizations. These market centers, as well as ECNs and other market participants, have access to the Intermarket Trading System ("ITS"), enabling them to route trading interest (through ITS) to publicly displayed quotes in all ITS participant markets trading U.S. exchange-listed stocks.

        The NYSE, like other floor-based exchanges, is an auction-driven marketplace and trading is conducted in a single physical location with a single specialist in each stock and floor brokers executing customer orders in a continuous market. The specialist is required to maintain a fair and orderly market, acting as a full-time liquidity provider and dampening price volatility by using capital subject to stabilization rules to buy or sell against the prevailing trend. In contrast, NYSE Arca and other electronic market centers do not maintain a physical trading floor, and instead link traders to multiple U.S. market centers electronically. However, certain of these electronic market centers, such as NYSE Arca, also employ an auction-driven order execution structure.

        Floor-based exchanges are, to varying degrees, integrating electronic trading into their floor-based models. Electronic trading on the NYSE has increased with the implementation of the NYSE Hybrid MarketSM, which combines the best features of auction markets and electronic markets. The NYSE Hybrid MarketSM provides investors greater access, faster executions and more trading choices through greater use of technology, while enhancing the benefits provided by specialists and floor brokers. For a more detailed discussion of the NYSE Hybrid Market, see "Information About NYSE Group—NYSE and NYSE Arca—The NYSE Hybrid MarketSM Initiative."

        Trading in NYSE Arca, Inc.-Listed Securities.    Securities listed on NYSE Arca, Inc. are considered "CTA Plan"-eligible securities. As a result, all market centers listed above are also able to report trades in NYSE Arca, Inc.-listed securities and use the ITS trading facility.

        In May 2006, NYSE Arca implemented an enhanced market structure for trading in NYSE Arca, Inc. listed securities. This platform is designed to unite the "best execution" benefits offered by traditional floor-based models with the speed benefits offered by electronic models. In particular, NYSE Arca, Inc.-listed companies can be assigned a single Lead Market Maker ("LMM"), who has responsibilities to maintain a tight and two sided quote. Maintaining a narrow quote in an assigned stock is a similar obligation to that of a specialist. An LMM serves as a capital provider when there are no other competitive orders in the market, thus helping ensure investor orders obtain high quality executions. The liquidity (or capital) provided by LMMs is fully integrated with the electronic price-time priority model, which has been the mainstay of NYSE Arca since inception.

        Trading in Nasdaq-Listed Securities.    The market centers that execute and report trades in Nasdaq-listed securities through the Nasdaq OTC/UTP Plan include the NYSE Nasdaq, NYSE Arca, the American Stock Exchange, the Chicago Stock Exchange, the Boston Stock Exchange, the National Stock Exchange, the Philadelphia Stock Exchange, the International Stock Exchange and the Chicago Board Options Exchange and the NASD's Alternative Display Facility (which is a quoting and trading facility only). The unlisted trading privilege ("UTP"), is a right, provided by the Exchange Act, which permits securities listed on any national securities exchange to be traded by other such exchanges.

        Trading in Nasdaq-listed securities is conducted among a group of electronic and floor-based markets. Nasdaq also uses a decentralized multiple market maker model where market makers can internalize order flow (or fill an order with the market maker's own inventory). A number of electronic trading systems emerged during the mid-1990s as regulatory changes and technology advances paved the way for ECNs, including the Archipelago ECN, the predecessor to ArcaEx, to compete with Nasdaq. The technology capabilities of ECNs provided benefits including fast automated execution, certainty, anonymity and low-cost trading. Greater connectivity and smart order routing allowed for order flow to migrate more freely across competing market venues. In addition, growing volumes in the most liquid Nasdaq stocks enabled more trades to match on electronic agency systems without dealer intervention. These developments led to dramatic growth in electronic trading and resulted in a shift in liquidity away from Nasdaq toward ECNs, particularly in the most actively traded Nasdaq-listed stocks. Intense competition for order flow among participants led to significant pricing pressure, including lower transaction fees and the introduction of "liquidity payments" to customers who added system liquidity by posting buy orders or sell orders.

        The key factor in the growth of competition in Nasdaq-listed securities was the SEC's adoption of the order handling rules in 1996. These rules provide a specified role for qualified ECNs. The order handling rules deal specifically with the processing of limit orders, which are orders with an associated limit price above which a buyer, or below which a seller, will not trade. Under the order handling rules, a market maker that receives a limit order better than its own published quote, or at the same price as its published quote for more than a de minimis size, must generally execute the order, incorporate the limit order price into its published quote or pass the order on to an ECN for public display and execution access. The rules created opportunities for the development of qualified ECNs, Archipelago ECN, to which Nasdaq market makers could route certain customer limit orders in order to comply with the new rules. For this reason, and due to the other benefits of an electronic platform, such as faster execution and anonymity, qualified ECNs began to evolve as alternative trading venues for trade execution.

        Regulation and Regulatory Services.    The United States securities markets are subject to extensive regulation by the SEC, as well as to regulation by Self-Regulatory Organizations under the Exchange Act, including the NYSE and NYSE Arca, Inc. See "Regulation—U.S. Regulation."

        Listing Services.    The global listing services industry is described below under "Industry—Global Listing Services."

        Market Data Services.    Registered national securities exchanges in the United States participate in the collection, processing and dissemination of trade and quote data on a consolidated basis and earn revenue generated from the sale of such data. These fees are referred to as "tape fees." No such apparatus for the collective dissemination of consolidated market data exists in Europe, with individual exchanges instead distributing proprietary market information.

        In the United States, market data fees generated from the markets' collective efforts to make consolidated data available are distributed among participants pursuant to the terms of the various national market system plans—the CTA Plan and CQ Plan in NYSE and the American Stock Exchange-listed securities, and the Nasdaq OTC/UTP Plan in Nasdaq-listed stocks. Participation in the three consolidated tape plans is mandatory to receive market data fees. The three Plans specify how the revenues are divided among the markets. Under the CTA Plan and CQ Plan, after costs are deducted, market data fees are distributed among participants based on their respective number of trades. Under the OTC/UTP Plan in Nasdaq-listed stocks, after costs are deducted, market data fees are distributed among participants based on their respective number of shares and trades. Those revenue-sharing formulas will change in 2007, based upon a formula that the SEC has mandated as part of its Regulation NMS initiative. Some markets share their market data revenues with ECNs and broker/dealers, subject to SEC limitations on the percentage of those revenues that markets may share. NYSE Arca, Inc. is a member of the CTA Plan, the CQ Plan, and the Nasdaq OTC/UTP Plan and shares in the revenue generated from each of the three plans.

        Regulation NMS will update the formulas for allocating revenue derived from market data fees by, among other things, including a component that reflects quoting activity and eliminating allocations for manual quotes. Regulation NMS also authorizes market centers to distribute their own trade data independently of the data plans, a change from the predecessor regulation.

        In addition to sharing revenue generated by the sale of consolidated market data under the data plans, exchanges sell data products that are proprietary to them to vendors and market participants.

  U.S. Equity Options Markets

        The market for trading U.S. equity options has increased dramatically over the past 10 years at a compound annual growth rate of 24.9% from 1996 to 2006, with average daily contract volumes increasing 35.2% in 2006 compared to 2005, according to the Options Clearing Corporation. Various factors have contributed to the growth in options trading volumes including increasing investor awareness and broader participation, rising electronic trading and technology deployment, tighter spreads and lower transaction fees, and deeper liquidity. In recent years, trading options has become faster, cheaper, more transparent and more efficient.

        There are currently six U.S. equity options exchanges competing for order flow (or orders committed to a particular market) in many of the same equity options products. Four of these, the American Stock Exchange, the Chicago Board Options Exchange, NYSE Arca, Inc. and the Philadelphia Stock Exchange, are traditional floor-based options exchanges, and two, the International Securities Exchange and the Boston Options Exchange, are fully electronic exchanges. As of April 2006, Nasdaq allows customers to route options orders to major option exchanges. In addition, Nasdaq recently announced its intention to provide for option order matching, pending SEC approval that is expected in late 2007.

        All of the traditional floor-based option exchanges have adopted hybrid models, incorporating greater electronic trading capabilities to complement floor trading and improve access for customers, broker/dealers and market makers. For example, on October 10, 2006, NYSE Arca introduced NYSE Arca Options, a new trading platform that offers greater execution speed, reliability, capacity, and functionality, including functionality for trading options in penny increments. This platform replaced NYSE Arca's PCX+ platform.

        The SEC regulates the options industry. It is a requirement under the Options Intermarket Linkage Plan and SRO rules that options exchanges avoid executing trades at prices inferior to the best available price, called a "trade through." In early 2003, options exchanges began sending orders through an intermarket linkage that is governed by the Options Intermarket Linkage Plan and is designed to facilitate the routing of orders between exchanges and improve execution quality.

        On January 26, 2007, the SEC initiated a pilot program among the U.S. equity options exchanges to quote and trade thirteen listed options and ETFs in penny increments, instead of the current industry standard of quoting and trading options in five or ten cent increments. The move to penny pricing could have a significant impact on the competitive environment as orders are directed to the markets with the most aggressive quotes. The change may also add significant quote traffic and require substantial additional bandwidth capacity.

  U.S. Fixed Income Markets

        In contrast to the equity and options markets, the fixed income markets are more fragmented and opaque. Fixed income markets have traded over-the-counter with institutional investors and broker dealers executing transactions via telephone and fixed income securities changing hands through intermediaries known as inter-dealer brokers (or IDBs). Electronic fixed income securities trading systems have emerged and are creating more centralization, improving transparency and increasing the speed of execution. These systems operate as quasi exchanges defined by centralization of orders, more open market information and more standardized rules. Currently, much of the electronic trading in fixed income securities occurs in the highly liquid U.S. Treasuries market. Voice brokering remains more prominent in other fixed income securities markets, such as corporate and municipal bonds.

        The NYSE was an early pioneer in providing electronic fixed income trading through the Automated Bond System® (ABS®), which was initially implemented in 1977. Most ABS® volume is in odd-lot corporate bonds, but the system also offers trading in convertible, government and municipal bond trading. ABS® is an order-driven system that allows broker-dealers to trade directly with each other on an electronic basis, with real-time reporting of all quotations, trade prices, and quantities. These broker-

dealer clients represent the principal source of secondary market liquidity in sovereign and corporate bonds.

        Key competitors to ABS® include inter-dealer brokers that conduct business over the telephone and electronically, other multi-dealer trading companies and electronic trading venues such as MarketAxess and BondDesk. The requirement that bonds must list on the NYSE in order to be traded on the NYSE's ABS® system has limited ABS® growth in recent years, with the total value traded on ABS® at $418 million through December 31, 2006, compared to $956 million in 2005, $1.3 billion in 2004 and $2.5 billion in 2003.

        In November 2006, the SEC approved an exemption that allows the NYSE to trade the unlisted corporate bonds of NYSE-listed equity issuers and their wholly owned subsidiaries on the NYSE's ABS® system. In addition, NYSE Arca has developed a new fixed income platform which the NYSE plans to utilize to replace the current ABS® technology. This platform offers greater execution speed, capacity, functionality and reliability. The NYSE has filed rules with the SEC relating to this platform, called "NYSE Bonds", that must be approved prior to its rollout.

European Markets

  European Equities Markets

        In 2006, trading volumes on the major European stock exchanges increased significantly against the previous year and most of the leading share indices closed substantially up for the year. Also, the continued rise in hedge fund and electronic trading strategies has been a contributing factor to the growth in electronic order book trading. According to the Federation of European Securities Exchanges (FESE), the year-over-year trading volume on the London Stock Exchange was up 34%, Deutsche Börse was up 43% and Euronext was up 31% in 2006.

        Trading in Euronext-Listed Securities.    Euronext is Europe's largest cash equities market based on average daily trades and average daily turnover in its electronic order book. During 2006, on an average day, over 819,769 trades (purchases and sales), valued at €9.3 billion, were executed on Euronext. Belgian, Dutch, French, and Portuguese equities are traded on Euronext, with transactions being carried out on the NSC system, a cross-border electronic trading platform operated by Euronext. Euronext-listed equities are traded predominantly on Euronext exchanges, with only very low volumes of Dutch equities traded on other European exchanges. The limited incidence of on-exchange competition in respect of the same equity results from the economics of cash trading, which is characterized by network externalities: the greater the number of users trading a security or group of securities on a given exchange, the more companies will be attracted to issue securities on that exchange and, accordingly, the more traders will use that exchange, this cumulative process creating the highest possible levels of liquidity. Liquidity, characterized frequently as the ability to buy or sell an equity immediately without materially affecting the market price, is a key to attracting and retaining customers. As a function of liquidity, trading in individual equities in Europe almost invariably concentrates and remains on a single exchange, and European exchanges therefore tend to have strong market positions and maintain much of the local trading in national markets. As such, on-exchange cash trading in U.K. equities is concentrated on the London Stock Exchange, and similarly trading in German equities is transacted on Deutsche Börse, while trading in Belgian, Dutch, French, and Portuguese equities is carried out exclusively or predominantly on Euronext.

        Cash trading on Euronext's markets in Paris, Amsterdam, Brussels and Lisbon takes place via the NSC system, Euronext's common electronic trading platform for the cash market. The NSC system was originally the trading platform for Euronext Paris; Euronext Brussels and Amsterdam migrated to NSC in 2001 and Euronext Lisbon migrated in 2003. The NSC system is a fully automated electronic trading platform that allows trading members either to route their clients' orders electronically or to enter orders manually into computer workstations installed on their premises and linked to the NSC system. The NSC system maintains a central order book for every traded security, in which it matches buy and sell orders electronically. After a trade has been executed, trade confirmations are sent electronically in real time to the trading members. Trading on all of the principal European exchanges is transacted predominantly via automated electronic systems, as opposed to on the trading floor. Electronic trading systems were adopted by European exchanges in the 1990s, with the migration of trading activity to electronic order books facilitating the adoption of more sophisticated trading techniques by customers, including, for instance, the development of statistical arbitrage trading strategies.

  European Derivatives Markets

        The major derivatives exchanges in Europe include Eurex, which is a part of Deutsche Börse, Euronext.liffe, Borsa Italiana, MEFF and OMX. Euronext.liffe itself covers five markets: Belgium, France, the Netherlands, Portugal and the United Kingdom. Following the integration of these separate markets, Euronext.liffe makes available all its products via one trading platform—LIFFE CONNECT®—which is accessed by members from over 30 countries.

        The derivatives markets trade internationally in certain products and specific exchanges handle much of the trading in a particular product. Today, much of the international derivatives trading is concentrated on four exchanges: Eurex, Chicago Mercantile Exchange, Euronext.liffe and Chicago Board of Trade.

        Derivatives exchanges face significant global competition from the OTC market. The Bank of International Settlements has estimated that derivatives traded OTC had a notional outstanding value of approximately US$370 trillion as of June 2006, representing 81% of the total notional value of all derivatives contracts traded worldwide over the same period.

        Derivatives may be divided into two broad categories: futures and options. Having regard to the underlying instruments to which derivatives relate, these two broad categories can be segmented further into the following product areas:

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  short-term interest rates;

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  medium- to long-term interest rates;

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  individual equities;

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  equity indices;

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  currencies; and

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  commodities.

        While the major derivatives exchanges trade a diverse portfolio of products, the core businesses of many exchanges relate to particular product areas. For example, Euronext.liffe offers a range of short-term interest rate products, including Short Sterling and its flagship Euribor contracts. It also offers for trading a suite of national and pan-European equity indices, and has an active individual equity derivatives business, particularly in the U.K. and Dutch markets. Eurex has deep liquidity pools in its benchmark long-term euro interest rate derivatives (based on the Bund, Bobl and Schatz), its pan-European indices, such as the Dow Jones EuroStoxx 50 index, and individual equity options.

        The European equity derivatives market is made up of listed and OTC products. Typically, the OTC market is two to three times the size of the listed market. The primary derivative products are futures and options on individual securities and futures and options on indices, both domestic and cross-border indices. Most domestic exchanges provide futures and options on their local (national) index and the main component securities of those indices. Derivatives on other cross-border indices, including the FTSEurofirst 80 and 100 indices, have evolved since the formation of the euro. Listed and OTC trading is predominantly in plain-vanilla products, with additional structured and exotic products trading OTC. Listed markets are characterized by central order books in the main derivative classes, supported by wholesale trading mechanisms such as block trading or clearing facilities. For example, Euronext.liffe has developed Bclear, which combines the benefits of the OTC market (e.g. flexibility) with those of an exchange and clearing house (e.g. reduced counterparty credit risk). Bclear offers over 350 equity futures and options from 16 countries of which over 240 have traded since Bclear launched in October 2005. Bclear complements Euronext.liffe's central markets, providing investors with a choice of trading venues.

        The substantial growth in derivatives trading volume over the past five years is attributable to a number of factors, including cyclical and secular factors. Cyclical factors contributing to growth include the uncertainty around future interest rate movements and greater price volatility prompting hedging activity. Favorable secular factors include the growth in electronic trading and expanded distribution, product innovation, growing customer sophistication and the proliferation of new asset class funds. An increasingly sophisticated investment community of financial institutions, hedge funds and proprietary trading firms are committing significant amounts of capital to trading in derivatives and increasing the need for risk management tools using derivatives. Additionally, while the derivatives markets remain largely traded OTC, the increasing focus on improving transparency and more effective management of counter-party risks is driving growth. Future growth will depend on macroeconomic trends, the performance of underlying instruments and other factors as noted above.

  Global Listing Services

        Regulated national securities exchanges and markets affiliated with national securities associations provide primary and secondary listing services to companies that are seeking to have their securities admitted to trading. Listing is a necessary pre-condition to the trading of securities on an exchange. By listing its securities, an issuing company can raise capital from investors both at the time of initial listing and at the time of any additional offering.

        Issuing companies may list their securities on multiple exchanges. A company's main listing is referred to as its "primary listing" while subsequent listings on other exchanges are referred to as "secondary listings." The vast majority of issuing companies obtain only a primary listing, invariably on a domestic exchange.

        The primary U.S. markets on which companies may list their securities are the NYSE, NYSE Arca, Inc., Nasdaq, and the American Stock Exchange, as well as the regional exchanges. The NYSE has the highest overall listing standards of any securities marketplace. Building on the NYSE's premier brand and listing business, NYSE Arca, Inc. provides a listings venue for smaller-cap firms that do not initially qualify for the NYSE's listing standards. We estimate that approximately two-thirds of the companies that currently list on Nasdaq Global Market do not meet the NYSE's listing requirements. NYSE Arca, Inc. provides us with an opportunity to target a select universe of these companies.

        In Europe, issuing companies generally obtain primary listings on their relevant national exchange. With a presence in five European countries, and given its cross-border integrated exchange model, Euronext is uniquely positioned to provide a natural gateway to the eurozone, granting issuers access to a broad European investor base. To further improve ease of access to the European capital pool, Euronext comprehensively reformed its listing activities in 2005. A single list, Eurolist by Euronext, was created, encompassing all of Euronext's regulated national markets. Issuers continue to choose an initial entry point (Paris, Amsterdam, Brussels or Lisbon) for the listing of their securities, which has important regulatory consequences, but once admitted these securities are then accessible from all Euronext markets through Eurolist. In May 2005, Euronext Paris also launched Alternext, an innovative market designed to assist small-to-medium sized enterprises raise capital through the listing of their securities. This was followed by the announcement of approval of Alternext Amsterdam on May 30, 2006 and the launch of Alternext Brussels in June 2006. Other continental European exchanges also provide access to the eurozone capital pool, including Bolsa Madrid, Borsa Italiana, Deutsche Börse, the Irish Stock Exchange, and the Luxembourg Stock Exchange.

        Exchanges in the United States, in Europe, and Australasia, notably the Hong Kong, Tokyo and Australian stock exchanges, provide secondary listing services to non-domestic issuing companies, and primary listing services to those companies that do not have access to a well-developed domestic exchange. Companies adopt secondary listings as complements to their primary listings, providing access to the distinct investor bases and capital pools available in differing geographic regions.

  European Market Data Services

        In Europe, consolidated market data does not exist. European exchanges instead individually distribute proprietary market information, including real-time pricing data and trading volume data, and non-proprietary market data, such as indices and historical information, which is available also from third-party data vendors.

  European Fixed Income Markets

        As is the case in the United States, the European trading of fixed income securities is conducted almost exclusively on the OTC markets, whether via direct bilateral trading between counterparties, through the use of intermediation services provided by inter-dealer brokers, or through proprietary trading platforms operated by banks. MTS is Europe's leading platform for fixed income products. MTS is majority owned by MBE Holding, a joint venture between Euronext and Borsa Italiana. It is authorized to conduct such activities by Italy's Ministry of Finance, and is regulated by the Bank of Italy and the Commissione Nazionale per le Societá e la Borsa(CONSOB). Since the adoption of the Euro in 1999, Euro-denominated issues have become more attractive for both investors and issuers. MTS plays a key role in promoting the ongoing development and integration of the European government bond market. It covers the national debt markets of every eurozone member as well as government bond markets of other countries, including Poland and Turkey. MTS's key competitors are inter-dealer brokers, such as ICAP plc and Cantor Fitzgerald & Co (which, through eSpeed Inc., operates the world's largest market for government bonds).

Market Trends and Developments

        Globalization, consolidation, regulation, and advances in technology are changing the way global exchange markets operate.

  Globalization

        One of the most significant industry developments in recent years is the accelerating pace of globalization of the world markets. The emphasis on greater geographic diversification of investments, investment opportunities in the fast growing markets like China and India as well as expanded cross-border commercial activities are leading to increasing levels of cross-border trading and capital movements. Financial institutions, investment firms and other financial intermediaries increasingly trade across national boundaries, in numerous markets and asset classes, outside traditional exchanges and even directly among themselves. This has led to increased competition in listings and trading between domestic and international exchanges, and to a demand for increased technological and regulatory cooperation between market centers in different jurisdictions. And, in response to these trends, exchanges are both expanding access to their markets across borders and consolidating.

  Demutualization and Consolidation

        Another common trend in the industry is demutualization and consolidation of market centers. In recent years, many market centers in both Europe and the United States have demutualized to provide greater flexibility for future growth. In addition, the number of new market entrants, the need to respond to the globalization of capital markets, and the desire to provide cross-border services to clients has led to a series of consolidations, both in the United States and abroad. For example, in 2000, the exchanges of Paris, Brussels and Amsterdam combined to create Euronext N.V., the first cross-border European exchange. In 2002, Euronext acquired LIFFE (the London International Financial Futures and Options Exchange) and merged with Bolsa de Valores de Lisboa e Porto ("BVLP"), a Portuguese exchange. In 2001, the Frankfurt Stock Exchange and the London Stock Exchange conducted their initial public offerings and, in 2006, the Madrid Stock Exchange (Bolsa de Madrid) continued the trend, becoming a listed public company. While some non-U.S. exchanges have been combining across equity and derivatives markets and moving to a multi-product business model to broaden their revenue sources, the major U.S. stock and derivatives markets remain largely separate, though customers are increasingly seeking multi-asset class execution products. We believe deregulation and competition will continue to pressure exchanges to consolidate across products and geographies to diversify revenues and gain operating efficiencies necessary to compete for customers and intermediaries.

        In recent years, there have been a number of strategic alliances and consolidations among stock market participants, including Archipelago's merger with REDIBook ECN LLC and acquisition of PCX Holdings, Nasdaq's acquisition of both INET and Brut, LLC, and the merger of the NYSE and Archipelago.

        In addition, there has been a recent trend to invest in or create securities market centers and ECNs such as:

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  In January 2006, the SEC approved Nasdaq's application to operate as a national securities exchange, allowing it to separate from its longtime regulator and owner, the National Association of Securities Dealers. Operating as an exchange means that Nasdaq functions according to its own trading, listing, membership and other rules, with its own members and its own regulations.

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  On April 19, 2006, the International Securities Exchange announced that it is entering the cash equities market through the launch of the ISE Stock Exchange, L.L.C., in conjunction with several strategic partners including Bear Stearns, Citadel Derivatives Group, Deutsche Bank, Interactive Brokers Group, JPMorgan, Knight Capital Group, and Sun Trading. On July 24, 2006, the ISE Stock Exchange announced that Nomura Securities, Van der Moolen, and E-Trade Financial had also joined the ISE Stock Exchange as strategic partners. ISE Stock Exchange launched its first product during the third quarter of 2006.

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  In September 2006, several broker dealers including Citigroup, Goldman Sachs, Lehman Brothers, Merrill Lynch, Morgan Stanley and UBS announced their intention to create Block Interest Discovery Service (BIDS) as platform for block trading. BIDS is expected to commence trading in early 2007, pending regulatory approval.

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  On September 6, 2006, the National Stock Exchange announced the sale of a majority stake to a group of strategic investors including Bear Stearns, Citigroup, Credit Suisse, Merrill Lynch, Bloomberg Tradebook, and Knight Capital.

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  In October 2006, several broker dealers including Credit Suisse, Lehman Brothers, and Morgan Stanley announced they had acquired minority stakes in BATS Trading, Inc., which operates an alternative trading system.

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  On November 15, 2006, a group of seven investment banks, including Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, Merrill Lynch, Morgan Stanley and UBS, announced that they plan to create a new pan-European equity trading platform next year to compete with Europe's stock exchanges.

  Regulatory Change

        Regulation NMS in the United States and the MiFID in Europe are two major sets of regulation that are expected to have a substantial impact on U.S. equity trading and European cash and derivatives trading, respectively. While there are fundamental differences in these two pieces of legislation, both attempt to create fairer markets that better protect investors while facilitating competition between market participants. These regulations create new opportunities and challenges for existing exchanges. See "Regulation" and "Risk Factors."

  Technology Advancements

        Innovations in technology and telecommunications have increased the speed of communications and the availability of information, facilitated the globalization of commerce, and lowered transaction costs. Advanced trading technology have enabled investors to access and participate in the securities and derivatives markets more easily and quickly and less expensively.

        In the United States, advances in technology, as well as the order handling rules of 1996, led to the rapid emergence of electronic trading systems (including the Archipelago ECN, the precursor of ArcaEx), which competed with traditional U.S. market centers. Electronic trading has thus far had a more significant impact on the market structure of the Nasdaq market and today much of the volume in Nasdaq-listed securities is handled by electronic trading systems like ArcaEx.

        Floor-based exchanges are, to varying degrees, integrating electronic trading into their floor-based models. Electronic trading on the NYSE has increased with the implementation of the NYSE Hybrid MarketSM, which combines the best features of auction markets and electronic markets.

        In Europe, the major markets are largely electronic, order-driven markets. In the U.K. market, much of the volume is traded on the London Stock Exchange's SETS system. In Germany, Deutsche Börse operates the Xetra system in cash trading and there is some floor-based trading in Frankfurt, but it is limited. Also, Deutsche Börse operates the electronic Eurex platform for derivatives trading. Euronext licenses two state-of-the-art trading platforms—NSC and LIFFE CONNECT®—from AEMS. NSC is a cash market trading system originally developed by Euronext Paris that is now used by more than 15 exchanges on four continents, including Euronext's single cash trading platform for the markets of Amsterdam, Brussels, Lisbon, and Paris. LIFFE CONNECT® is an electronic trading platform for derivatives that is used by Euronext.liffe in Amsterdam, Brussels, Lisbon, London and Paris, the Chicago Board of Trade, the Kansas City Board of Trade (KCBT), Minneapolis Grain Exchange (MGEX), Winnipeg Commodity Exchange (WCE) and Tokyo Financial Exchange (TFX).

REGULATION

U.S. Regulation

  Overview

        U.S. federal securities laws have established a two-tiered system for the regulation of securities markets and market participants. The first tier consists of the SEC, which has primary responsibility for enforcing federal securities laws and regulations and is subject to Congressional oversight. The second tier consists of the regulatory responsibilities of self-regulatory organizations, or SROs, over their members. SROs are non-governmental entities that are registered with, and regulated by, the SEC.

        Securities industry SROs are an essential component of the regulatory scheme of the Exchange Act for providing fair and orderly markets and protecting investors. To be a registered national securities exchange, an exchange must be able to carry out, and comply with, the purposes of the Exchange Act and the rules and regulations under the Exchange Act. In addition, as an SRO, an exchange must be able to enforce compliance by its members, and individuals associated with its members, with the provisions of the Exchange Act, the rules and regulations under the Exchange Act and its own rules.

        Broker-dealers must also register with the SEC, and member organizations must register with an SRO, submit to federal and SRO regulation, and perform various compliance and reporting functions.

        Two subsidiaries of NYSE Group, NYSE and NYSE Arca, Inc., as national securities exchanges and SROs, are registered with, and subject to oversight by, the SEC. Accordingly, the NYSE and NYSE Arca, Inc. are regulated by the SEC and, in turn, are the regulators of their member organizations. The regulatory functions of both the NYSE and NYSE Arca, Inc. are performed by NYSE Regulation. For a discussion of the responsibilities and structure of NYSE Regulation see "Information About NYSE Group—NYSE Regulation."

  SEC Oversight

        The trading of securities in the United States is subject to vigorous regulation by the SEC, which oversees the regulatory functions of all registered securities exchanges and associations. It conducts on-site inspections through the Office of Compliance Inspections and Examinations on a regular basis and evaluates the effectiveness of regulatory programs, making recommendations for improvements and enhancements. In particular, the SEC has broad-ranging oversight authority over the regulatory programs of the NYSE and NYSE Arca, Inc. with respect to examination of member organizations, market surveillance, enforcement and compliance with listing standards. Each of the NYSE and NYSE Arca, Inc., as SROs, is potentially subject to regulatory or legal action by the SEC at any time. The SEC has broad enforcement powers, including the power to censure, fine, issue cease-and-desist orders, prohibit NYSE Euronext's exchanges from engaging in some of their businesses or suspend or revoke their designation as registered national securities exchanges. Actions by the SEC can therefore result in the imposition of additional obligations on the NYSE and NYSE Arca, Inc. to expend additional money on regulatory resources and technology.

        The NYSE and NYSE Arca, Inc. are subject to the record keeping requirements of Section 17 of the Exchange Act, including the requirement pursuant to Section 17(b) of the Exchange Act to make available their records to the SEC for examination.

        Section 19 of the Exchange Act provides that the NYSE and NYSE Arca, Inc. must generally submit to the SEC for approval proposed changes to their respective rules, practices and procedures. The SEC will typically publish the proposal for public comment, following which the SEC may approve or disapprove the proposal, as it deems appropriate. The SEC's action is designed to ensure that the SRO's rules and procedures are consistent with the Exchange Act and the rules and regulations under the Exchange Act.

        Although NYSE Euronext will not be a registered SRO, it will be, just as NYSE Group currently is, the parent company of two SROs. As such, certain aspects of the certificate of incorporation, bylaws and structure of NYSE Euronext and its subsidiaries will be (just as certain aspects of the certificate of incorporation, bylaws and structure of NYSE Group and its subsidiaries currently are) subject to SEC oversight, including certain ownership and voting restrictions on its stockholders. See "Description of NYSE Euronext Capital Stock—Ownership and Voting Limits on NYSE Euronext Capital Stock" for a description of certain of these restrictions.

  SRO Regulation of Member Organizations

        In general, SROs are responsible for regulating their members through the adoption and enforcement of rules governing the business conduct and financial responsibility of their members. Each SRO must:

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  carry out and comply with the purposes of the Exchange Act and the rules and regulations of the Exchange Act; and

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  enforce compliance by its member organizations and individuals associated with its members, with the provisions of the Exchange Act, the rules and regulations of the Exchange Act and the rules of the exchange.

        In this capacity, each SRO, such as the NYSE or NYSE Arca, Inc., acts as a regulator of its member organizations and must carry out certain regulatory activities, including:

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  establishing rules for the operation of the exchange;

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  inspecting its member organizations;

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  regulating market activity; and

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  adopting and enforcing rules governing the business conduct and financial responsibilities of its member organizations.

        The rules of the exchange must also assure fair representation of its member organizations in the selection of its directors and administration of its affairs, and, among other things, provide that one or more directors be representative of issuers and investors and not be associated with a member of the exchange or with a broker or dealer. Additionally, the rules of the exchange must be adequate to ensure fair dealing and to protect investors, and may not impose any burden on competition not necessary or appropriate in furtherance of the purposes of the Exchange Act. While these requirements are generally intended to safeguard the integrity of securities markets and the interests of public market participants, they do not specifically take into account or otherwise specifically protect the interests of NYSE Euronext stockholders, as such.

  Recent U.S. Regulatory Developments

        In November 2004, the SEC published for comment proposed rules, known as "Regulation SRO," which would require SROs, such as the NYSE and NYSE Arca, Inc., to implement certain corporate governance, transparency, oversight and ownership rules. If adopted, the rules would require, among other things, each SRO to submit to the SEC for approval its new or amended rules no later than four months following the date of publication of the final SEC rules in the Federal Register, and the SRO's rules would be effective no later than one year after this publication and approval. The SEC also published a concept release regarding the efficacy of self-regulation by SROs. The comment period on the proposals and concept release ended in March 2005.

        In addition, on April 6, 2005, the SEC adopted Regulation NMS, which will alter in significant respects the regulatory environment governing the securities industry.

        More information on the recent regulatory developments described below, including the full text of any documents published by the SEC, may be obtained from the SEC's website at the following address: www.sec.gov.

        SEC Proposals Relating to Governance, Transparency, Oversight and Ownership.    Regulation SRO included requirements relating to the structure and procedures of SROs, including proposals concerning:

  •
  the independence of directors;

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  the representation of members, issuers and investors on the board of directors and standing committees of the board of directors;

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  the effective separation of regulatory and business functions;

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  the establishment of procedures to prevent use of regulatory information for non-regulatory purposes; and

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  periodic public disclosure and reporting.

        NYSE Euronext does not know whether, or in what form, any of these proposals will be adopted. NYSE Euronext has organized its corporate governance structure and ownership rules in substantial compliance with the proposed rules. However, any changes in the proposed rules or the adoption of a final Regulation SRO may result in changes to the manner in which it conducts its business and governs itself. The new reporting rules also could, among other things, make it more difficult or more costly for NYSE Euronext to conduct its existing businesses or enter into new businesses. All SROs would be required to comply with any rules adopted as a result of the SEC's proposals.

        SEC Concept Release.    Simultaneously with the proposals described above, the SEC published a concept release exploring the efficacy of self-regulation by SROs. The SEC noted that, while competition in the U.S. securities industry has resulted in innovation in trading, lower trading costs and increased responsiveness to customers, it has also placed greater strain on the self-regulatory system and increased the perceived or actual conflicts inherent in the SRO model between the regulation of members and the realization of profits. The concept release discusses the inherent conflicts of interest between SRO regulatory operations, and members, market operations, issuers and stockholders, the costs and inefficiencies of multiple SROs arising from multiple and sometimes overlapping rules, inspection regimes and staff, the challenges of surveillance of cross market trading by multiple SROs, the funding SROs have available for regulatory operations and the manner in which SROs allocate revenue to regulatory operations. It also analyzes a number of alternative regulatory approaches.

        Regulation NMS.    On April 6, 2005, the SEC adopted Regulation NMS, which is expected to significantly alter the regulatory environment governing the securities industry. The provisions of Regulation NMS are described below and include the Order Protection Rule, Access Rule, Market Data Rule and Sub-Penny Rule.

        Order Protection Rule.    The Order Protection Rule modernizes "trade-through" protections, which previously applied only to American Stock Exchange-listed and NYSE-listed securities. It requires trading centers to establish, maintain, and enforce written policies and procedures that are reasonably designed to prevent trade-throughs on that trading center of protected quotations and, if relying on exceptions to the Order Protection Rule, that are reasonably designated to assure compliance with the terms of the exception. To qualify for protection, a bid or offer must be a quotation in an NMS stock (which is a security, other than an option, for which transaction reports are collected, processed and made available pursuant to an effective transaction reporting plan) that:

  •
  is displayed by an automated trading center and available for automatic execution;

  •
  is disseminated pursuant to an effective national market system plan; and

  •
  is an automated quotation that is the best bid or best offer of a national securities exchange, the best bid or best offer of Nasdaq.

        An "automated trading center" is essentially a market that executes an incoming order on an immediate basis without human intervention. A trade-through is defined as the purchase or sale of an NMS stock during regular trading hours at a price lower than a protected bid or higher than a protected offer. Displayed bids and offers not immediately accessible through automatic execution will not be protected from being traded through by any market under the Order Protection Rule. The Order Protection Rule also extends the trade-through provisions to Nasdaq-listed stocks. Compliance by automated trading centers is required by March 5, 2007.

        Access Rule.    The Access Rule sets forth new standards governing access to quotations in NMS stocks. It requires fair and non-discriminatory access to quotations and establishes a limit on access fees to harmonize the pricing of quotations across different trading centers. Specifically, the Access Rule establishes a limit on the access fees charged by trading centers when incoming orders execute against their displayed quotes and undisplayed interests at the best bid or offer to $0.003 per share (30 cents per 100 shares executed) or, if the price of the best bid or offer is less than $1.00, to no more than 0.3% of the quotation price per share. The Access Rule also requires SROs to establish, maintain and enforce rules that require their members to reasonably avoid displaying quotes that lock or cross any protected quotation in an NMS stock, or manual quotations that lock or cross quotations in NMS stocks and prohibit their members from engaging in a pattern or practice of displaying quotations that lock or cross quotations. A locked market occurs when, for example, the displayed price to buy a stock in one market is the same as the displayed price to sell the stock in another market. A crossed market occurs when the displayed price to buy a stock in one market is higher than the displayed price to sell the stock in another market. Compliance by automated trading centers is required by March 5, 2007.

        Market Data Rules and Plans.    Regulation NMS updates the requirements for consolidating, distributing, and displaying market information, as well as amending the joint industry plans for disseminating market information to modify the formulas for allocating plan revenues and broaden participation in plan governance. The new formula allocates revenues to market centers based on the value of the quotes and trades for all securities rather than the current formula, which is based simply on the number of trades (as it relates to non-Nasdaq exchange-listed securities) or a combination of trades and shares (as it relates to Nasdaq-listed securities). The new rule gives market centers and their members the ability to distribute their own data independently with or without charging fees. However, market centers will still be required to provide their best bids and offers and last sale information for consolidated dissemination through the joint-industry plans. The Market Data Rule also requires the SROs participating in the market data consolidation systems to create advisory committees composed of non-SRO representatives to the joint industry plans. Compliance with the new formula under the Market Data Rule is required by April 1, 2007. Compliance with all other aspects of the Market Data Rule has been required since August 29, 2005.

        Sub-Penny Rule.    The Sub-Penny Rule prohibits market participants from displaying, ranking, or accepting bids and offers in NMS stocks that are priced in an increment of less than $0.01, unless the price of the quotation is less than $1.00. Compliance was required by January 31, 2006.

European Regulation

  Overview

        Euronext (through its subsidiaries) operates exchanges in five European countries. Each of the Euronext exchanges holds an exchange license granted by the relevant national exchange regulatory authority and operates under its supervision. Each market operator is also subject to national laws and regulations in its jurisdiction in addition to the requirements imposed by the national exchange authority and, in some cases, the central bank and/or the finance ministry in the relevant European country.

        In addition, the national regulators of the Euronext exchanges are parties to two Memoranda of Understanding ("MOUs") designed to ensure coordinated supervision and regulation of Euronext N.V. and of the markets operated by the group. The principal forum for the coordinated supervision is a committee consisting of the chairmen of the national regulatory authorities (the "Chairmen's Committee"), which has approval or veto rights over a set of actions or decisions by Euronext delineated in the MOUs.

        Euronext N.V. itself, as the holder of a joint exchange license with Euronext Amsterdam, is subject to the regulation and supervision of the Dutch Minister of Finance and the Dutch AFM in accordance with Dutch securities law and the terms and conditions of the joint exchange license.

        The regulatory framework in which Euronext operates is substantially influenced and partly governed by European directives in the financial services area. The baseline directive applicable in the area is the Investment Services Directive of May 10, 1993. In 1999, the European Union adopted a Financial Services Action Plan ("FSAP") designed to create a single market for financial services by harmonizing the member states' rules on securities, banking, insurance, mortgages, pensions and all other financial transactions. In order to implement the FSAP, the European Union adopted the following key directives:

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  the Market Abuse Directive of January 28, 2003 (the "Market Abuse Directive");

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  the Prospectus Directive of November 4, 2003 (the "Prospectus Directive");

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  the Transparency Directive of December 15, 2004;

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  the Takeover Directive of April 21, 2004;

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  the Markets in Financial Instruments Directive of April 21, 2004 ("MiFID"); and

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  the Capital Adequacy of Investment Firms and Credit Institutions Directive of October 11, 2005.

        The progressive implementation by European member states of some or all of these directives is enabling and increasing the degree of harmonization of the regulatory regime with respect to financial services, offering, listing, trading and market abuse. In addition, the implementation of the MiFID directive by the European member states is expected to result in a reinforcement of the regulators' authority and control over market operators' governance, shareholders and organization.

  Regulation of Euronext Group

        Group-Wide Supervision and Regulation.    The national regulators of the Euronext exchanges are parties to two MOUs that provide a framework to coordinate their supervision of Euronext N.V. and of the markets operated by the Euronext group. The first MOU was initially entered into by the Dutch, French and Belgian exchange regulatory authorities in 2001 and was extended to the Portuguese exchange regulatory authority in 2002. The second MOU, which relates principally to the regulation of Euronext's derivatives markets, was entered into between such authorities and the UK exchange regulatory authority in 2003.

        Within the framework of the first MOU, Euronext's continental European exchange regulators agreed to develop and implement a coordinated approach with respect to the supervision of Euronext markets, in particular with respect to the trading systems, registration and monitoring of trades, and dissemination of market data, subject to the rights and obligations of each regulatory authority under the national laws of its home jurisdiction. The regulatory authorities that signed the MOUs cooperate on the basis of a multilateral memorandum of understanding with respect to the exchange of information and oversight of securities activities implemented by the Forum of European Securities Commissions ("FESCO") (now Committee of European Securities Regulators, or CESR). Representatives of Euronext's regulatory authorities meet in working groups on a regular basis in order to coordinate their actions in areas of common interest and agree upon measures to promote harmonization of their respective national regulations.

        The principal forum for coordinated supervision under the MOUs is the Chairmen's Committee, which is composed of the chairmen of each of the signatory regulatory authorities. The Chairmen's Committee takes decisions by consensus. The Chairmen's Committee holds regular meetings with members of Euronext's Managing Board, and also meets on an ad hoc basis whenever necessary. A Steering Committee created under the MOU and consisting of representatives of each signatory authority meets prior to each meeting of the Chairmen's Committee, and may create working groups focusing on specific aspects of the regulation of Euronext. Certain delineated actions or decisions either require the prior approval of or are subject to the non-opposition of the Chairmen's Committee, or must be notified to the Steering Committee. Following a decision by the Chairman's Committee or the Steering Committee, the members of such committees are required to recommend to the decision-making bodies of each regulatory authority to approve and adopt, and otherwise act in accordance with, the decision of the relevant committee under the MOU. Matters not specifically delineated in the MOUs are reserved to the national regulators.

        Decisions requiring prior approval of the Chairmen's Committee include entering into alliances, mergers, cross shareholdings and cross-membership agreements, performing certain integration and restructuring steps, listing of shares of Euronext or its subsidiaries, outsourcing activities related to trading, registration and publication of transactions, surveillance of trading members' activity or monitoring of transactions, creating or closing a regulated market or other trading facilities and approving or modifying the bylaws of Euronext N.V. or its subsidiaries. In addition, the Chairmen's Committee must approve any modifications to the Euronext Rulebook (which is described below).

        Decisions subject to the non-opposition of the Chairmen's Committee include issuing notices interpreting or implementing provisions of the Euronext Rulebook and appointing (i) members of Euronext's managing board and supervisory board and (ii) key personnel.

        Decisions requiring notification to the Steering Committee include the admission, sanction, suspension or exclusion of a market member, and certain other decisions such as listing or delisting of a financial instrument, suspension of trading, or other events that may be agreed between the signatory authorities.

        Regulation of Euronext N.V.    At the time that Euronext N.V. was formed in 2000, Euronext N.V. received a joint exchange license together with Euronext Amsterdam to operate regulated markets. As a result, Euronext N.V. is subject to the regulation and supervision of the Dutch Minister of Finance and the Dutch AFM, in accordance with Dutch securities law and the terms and conditions of the exchange license. The Dutch Minister of Finance's and the AFM's powers include a veto/approval right over (i) the direct or indirect acquisition of more than 10% of the shares of Euronext N.V., (ii) the appointment of the top management of Euronext N.V., (iii) any mergers, cross-shareholdings and joint ventures, and (iv) any actions that may affect the proper operation of the Dutch exchanges.

  National Regulation

        Euronext's European market operators hold licences for operating the following European Union regulated markets:

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  Euronext Amsterdam operates two regulated markets: one stock market (Eurolist by Euronext) and one derivatives market (the Euronext Amsterdam Derivatives Market);

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  Euronext Brussels operates three regulated markets: two stock markets (Eurolist by Euronext and the Trading Facility) and one derivatives market (the Euronext Brussels Derivatives Market);

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  Euronext Lisbon operates two regulated markets: one stock market (Eurolist by Euronext) and one derivatives market (the Portuguese Futures and Options Market);

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  Euronext Paris operates three regulated markets: one stock market (Eurolist by Euronext) and two derivatives markets (MONEP and MATIF); and

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  LIFFE Administration and Management operates one regulated market, a derivatives market (the London International Financial Futures and Options Exchange).

        Each market operator also operates a number of markets that do not fall within the EU definition of "regulated markets" (described in this document as "non-regulated markets"). Each market operator is subject to national laws and regulations pursuant to its market operator status.

        Euronext Amsterdam.    Under section 22 of The Dutch Act on the Supervision of the Securities Trade 1995, the establishment of a recognized securities exchange in the Netherlands is subject to prior authorization by the Dutch Minister of Finance who may, at any time, amend or revoke this authorization if necessary to ensure the proper functioning of the markets or the protection of investors. Authorization may also be revoked for non-compliance with applicable rules.

        AFM, together with De Nederlandsche Bank (DNB), acts as the regulatory authority for members of Euronext Amsterdam, supervises the primary and secondary markets, ensures compliance with market rules and monitors clearing and settlement operations. The Dutch Minister of Finance authorizes the recognition of exchanges, ensures compliance with EU directives, and issues declarations of no objection in connection with the acquisition of significant shareholdings in Euronext or Euronext Amsterdam.

        On July 1, 2005, Euronext Amsterdam relinquished its responsibility for approving prospectuses of companies seeking listing on the exchange. This authority was transferred to the AFM, pursuant to the implementation of the Prospectus Directive. Euronext Amsterdam is still responsible for admitting financial instruments to listing on its markets. It is also in charge of establishing, monitoring compliance with and enforcing rules governing its primary markets. Responsibility for dealing with market abuse was transferred to the AFM on October 1, 2005, pursuant to the implementation of the Market Abuse Directive.

        Euronext Brussels.    Euronext Brussels is governed by the Belgian Act of August 2, 2002, which became effective on June 1, 2003 and is recognized as a market undertaking according to article 16 of this Act. The Belgian Law of August 2, 2002 transferred to the CBFA some of the responsibility previously executed by the Brussels exchange (e.g., disciplinary powers against members and issuers, control of sensitive information, supervision of markets, and investigative powers). Euronext Brussels continues to be responsible for matters such as the organization of the markets and the admission, suspension and exclusion of members and has been appointed by law as a "competent authority" within the meaning of the Listing Directive. Euronext Brussels, also governs three non-regulated markets: the Marché Libre (created in October 2004), the Public Auction Market for non-listed companies and Alternext (created in 2006).

        Euronext Lisbon.    Euronext Lisbon is governed by the Decree of Law no. 394/99 of October 13, 1999 (Regime Jurídico das Entidades Gestoras de Mercados, de Sistemas de Liquidaqão e de sistemas centralizados de valores mobilários), which, along with the Portuguese Securities Code and the CMVM regulations, governs the regime for regulated and non-regulated markets, market operators and all companies with related activities. This law was amended on January 15, 2002 (Decree of Law no. 8-D/2002 of January 15) to allow Euronext to acquire all the shares of BVLP, the Lisbon and Porto Exchange and to allow an amendment to the articles of association of BVLP, which, until that date, restricted voting rights to 15%. The creation of regulated market companies requires the prior authorization in the form of a decree from the Portuguese Minister of Finance, following consultation with the CMVM. The CMVM, Euronext Lisbon's national regulator, is an independent public authority that monitors markets and market participants, public offerings and collective investment undertakings. In addition, a regulated market must be registered with the CMVM prior to starting operations. The Portuguese Minister of Finance may withdraw recognition of a regulated market in certain cases stipulated in the above-mentioned law.

        Euronext Paris.    Euronext Paris is governed by French Law no. 96-597 dated July 2, 1996 (which implemented the European Investments Services Directive in French law), as amended, and codified in the French Monetary and Financial Code. Under the French Monetary and Financial Code, the French

Minister of Finance has the authority to confer or revoke regulated market status upon recommendation of the AMF and following an opinion from the Banque de France. Market status is granted if the market meets specific conditions for proper operation. In particular, the market must have rules governing access to the market, listing of securities, the organization of trading, the suspension of trading, and the recording and publication of trades. The AMF is responsible for safeguarding investments in financial instruments and in all other savings and investment vehicles, ensuring that investors receive material information, and maintaining orderly financial markets. It establishes the rules of conduct that must be observed by market operators and their personnel, determining the conditions for granting or revoking professional licenses for individuals acting on behalf of market operators, and establishing the general principles for the organization and operation of regulated markets. It is also responsible for formulating the rules governing the execution and publication of transactions involving securities or futures and options contracts listed on these markets. It also has the authority to regulate and monitor companies' initial public offerings (i.e., vetting of prospectuses), financial communication of listed companies and tender offers. It can oppose the decision of a market operator to admit a security or a futures and/or option contract to trading on the operator's market or to delist a security.

        Furthermore, as mentioned above, the AMF makes recommendations to the French Minister of Finance on conferring regulated market status. Finally, the AMF approves the rulebooks of regulated markets. All amendments to the rulebooks of a regulated market are subject to the prior approval of the AMF following an opinion from the Banque de France. The AMF is also empowered to establish standards for certain non-regulated markets or obligations for persons having made forms of public offerings other than listing on a regulated market, which may be relevant for the operation of non-regulated markets by Euronext Paris (notably Alternext and the Marché Libre).

        In addition to its status as a market operator, Euronext Paris is approved as a specialized financial institution and is therefore governed by French banking legislation and regulations (notably the French Banking Act as amended and codified in the French Monetary and Financial Code), which means that it is subject to supervision by the CECEI and the French Banking Commission ("Commission Bancaire"). As such, it must comply with certain prudential ratios and requirements including prudential equity minimum requirements and solvency ratios.

        LIFFE.    LIFFE (Holdings) plc, a UK company, is governed by the UK Companies Acts of 1985 and 1989. LIFFE (Holdings) shares are held by Euronext UK plc, a subsidiary of Euronext N.V. LIFFE (Holdings) has three principal regulated subsidiaries: LIFFE Administration and Management and LIFFE Services Ltd in the UK, and NQLX LLC in the United States.

        LIFFE Administration and Management ("LIFFE") administers the markets for financial and commodity derivatives in London, which are overseen by the U.K. FSA. In the UK, financial services legislation comes under the jurisdiction of Her Majesty's Treasury, while responsibility for overseeing the conduct of regulated activity rests with the FSA. Under current legislation, LIFFE is designated as a recognized investment exchange pursuant to the U.K. Financial Services and Markets Act 2000. As such, LIFFE is required to maintain sufficient financial resources for the proper performance of its functions (requirement to hold at least £52 million of cash in its assets based on 2005 financials).

        LIFFE Services Limited is primarily a technology supplier and is governed by FSA regulations as a service company.

        NQLX LLC is a wholly owned indirect subsidiary of LIFFE (Holdings), which is notice-registered with the SEC and is regulated by the CFTC as a designated contract market. NQLX LLC is currently dormant but has retained its status as a designated contract market in anticipation of listing new contracts in the future.

        Additional National Regulation.    The rules set forth below relating to the acquisition of an interest in a market operator apply to both direct and indirect acquisitions and, to the extent that Euronext holds directly or indirectly 100% of its five market operator subsidiaries, also apply to the acquisition of an interest of the same size in Euronext. Following completion of NYSE Euronext's offer for Euronext, such rules will also apply mutatis mutandis (depending on the interest held by NYSE Euronext in Euronext) to NYSE Euronext. These rules are specific to market operators (and their holding companies) and are in addition to shareholder reporting rules applicable to listed companies generally.

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  Under Dutch law, no shareholder may hold or acquire, directly or indirectly, or try to increase its stake to more than 10% of a recognized market operator without first obtaining a declaration of no-objection from the Dutch Minister of Finance.

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  Under French law, the acquisition and divesture by any person or group of persons acting in a concerted manner of 10%, 20%, 33 1/3% or 50% of Euronext Paris shares or voting rights must be authorized by the CECEI. By exception to the above, in the event that the acquisition or divesture of shares takes place outside of France between non-French persons, such acquisition or divesture need only be notified to the CECEI, which, if it determines that such transaction could adversely affect the fit and proper management of Euronext Paris, could decide to review and amend Euronext's credit institution license.

  •
  Also under French law, any person or group of persons acting in a concerted manner who acquires Euronext Paris shares or voting rights in excess of 10%, 20%, 33 1/3%, 50% or 66 2/3% is required to inform the AMF. In addition, should the French Minister of Finance consider that the acquisition by an investor of an interest in Euronext Paris could adversely affect the proper functioning of the regulated market(s) it operates, the French Minister of Finance may decide that the acquired shares be deprived of their voting rights until the situation has been settled, and/or, under certain conditions, either amend or withdraw Euronext Paris' license to operate regulated markets.

  •
  Under Belgian law, any person who intends to acquire securities in a market undertaking and who would, as a result of such acquisition, hold directly or indirectly 10% or more of the share capital or of the voting rights in that market undertaking, must provide prior notice to the CBFA. The same obligation applies each time such person intends to increase its ownership by an additional 5%.

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  Under Portuguese law, a shareholder who intends to acquire a dominant holding in a Portuguese market operator must obtain the prior authorization of the Portuguese Ministry of Finance. In addition, all entities acquiring or disposing of a holding (direct or indirect) in a market undertaking in Portugal at the level of 2%, 5%, 10%, 20%, 1/3, 50%, 2/3 and 90% of the voting rights, must notify the CMVM of the acquisition or disposal within three business days following the relevant transaction.

  •
  In the United Kingdom, the FSA requires that "recognised investment exchanges" (such as LIFFE) meet a "fit and proper" test taking into account, among other things, governance arrangements, integrity and competence of key personnel.

  Harmonized Market Rules

        As part of the process of integrating the trading platforms of its European markets, Euronext introduced a harmonized rulebook, which has reduced the compliance burden on users, ultimately reducing their costs. The Euronext Rulebook currently consists of two books:

  •
  Rulebook I contains the harmonized rules, including rules of conduct and enforcement rules that are designed to protect the markets, as well as rules on listing, trading and membership; and

  •
  Rulebook II contains the remaining rules of the individual markets that have not yet been harmonized or which pertain to a specific non-regulated market.

        Notices adopted by Euronext under Rulebook I apply to all Euronext markets (unless otherwise specified), while those for Rulebook II are specific to local jurisdictions. Rulebook I covers the following matters:

  •
  membership rules for cash markets and derivative markets;

  •
  trading rules for cash markets and derivative markets;

  •
  listing rules for cash markets;

  •
  rules of conduct for cash markets and derivative markets;

  •
  transparency obligations for certain issuers (applicable only to cash markets); and

  •
  enforcement of the rules (applicable to cash markets and derivative markets).

  Listing and Financial Disclosure

        The regulatory authorities that are signatories to the aforementioned MOUs have agreed to use their best efforts to harmonize their respective national rules, regulations and supervisory practices regarding listing requirements, prospectus disclosure requirements, ongoing obligations of listed companies, take-over bid rules and disclosure of large shareholdings. The rules regarding public offerings of financial instruments and prospectuses as well as ongoing (ad-hoc and periodic) disclosure requirements for listed companies are set forth by the Prospectus Directive and Transparency Directive which must be implemented in Euronext countries by each legislative body and regulator. Companies seeking to list and trade their securities on a Euronext market must comply with the harmonized listing requirements of Rulebook I and, following admission, with the ongoing disclosure requirements applicable in the country in which the relevant market is located.

        Companies may apply for admission to listing and trading in one or more jurisdictions in which a Euronext market is located. However, a single point of entry for issuers allows investors from other Euronext countries to have access to the order book as far as trading is concerned. (The settlement processes may still differ among the various Euronext markets but are being integrated and harmonized within the Euroclear group settlement systems.)

  Membership and Compliance

        Euronext offers to its members the ability to extend membership across all Euronext jurisdictions, subject to the fulfillment of technical conditions that may include adequate local clearing and settlement arrangements and the satisfaction of applicable regulatory requirements. With regard to investment service providers, this common membership is achieved through the "ISD passport" (i.e., the right to provide services or establish a branch in the host country based on the ISD license granted in the home country). As for the persons that do not benefit from this passport (because their activity does not call for a license under the ISD or due to their extra-European origin), Euronext regulators have put in place arrangements which aim at creating a "proxy passport" whereby the diligence conducted by one of the relevant European authorities to authorize a person to conduct its business as a trading member can be relied upon by the other authorities, within the limits of the sovereignty of each signatory authority.

        Pending clarification of the respective roles of the home and host countries by the implementation of MiFID and related European directives and regulations, members may have to comply with some conduct of business rules imposed by the host state. In particular, when dealing with persons located in host states, members must comply with rules relating to marketing, solicitation, public offers, conduct of business and customer protection mandated by host states, and any other mandatory rules provided by host state authorities.

        Euronext may suspend a member's trading privileges if the member has breached a rule in the Euronext Rulebook or any of the conditions attached to its membership. Euronext may also decide to terminate membership under certain circumstances, including the loss of a member's license or authorization as an investment firm issued by the competent authority of its home state or the violation of any rules of the Euronext Rulebook or the admission agreement.

  Trading and Market Monitoring

        The Investment Services Directive, the Market Abuse Directive, CESR standards and the Euronext Rulebooks all provide minimum requirements for monitoring of trading and enforcement of rules by Euronext as a regulated market. Euronext has set up a framework to organize market monitoring by which it:

  •
  monitors trading in order to identify breaches of the rules, disorderly trading conditions or conduct that may involve market abuse;

  •
  reports to the local regulator breaches of rules or of legal obligations relating to market integrity; and

  •
  monitors compliance with and enforces Euronext rules pursuant to FESCO standards and the Euronext Rulebooks.

        Market surveillance and monitoring are implemented through a two-step procedure consisting of real time market surveillance performed by departments of the SBUs and a "next day" analysis of the executed trades. In addition, the compliance department monitors Euronext members by conducting on site investigations and inspections to ensure that members comply with Euronext rules.

        Intra-day monitoring of the markets is performed by Cash Market Operations ("CMO") and by Derivatives Market Operations ("DMO"). CMO and DMO are the day-to-day first lines of contact for all market participants (members, issuers and regulators) in respect of operational issues. They monitor day-to-day activity and can take immediate action aimed at maintaining fair and orderly markets. This monitoring triggers preventive and immediate action when the functioning of the orderly market is threatened and market rules are not complied with.

        Within SBUs, market operations enforce all rules relating to trading activity including the provisions of Chapter 8 of the Euronext Rulebook I (relating to rules of conduct) on a real time basis. In this manner, cases of market abuse are reported to the competent regulator (who is responsible for enforcing the Market Abuse Directive provisions in accordance with national laws and regulations) and possible infringement of Euronext rules is reported to the compliance department.

        Euronext's market supervision department is responsible for the monitoring the trading on all markets on a next day basis in order to monitor the detection of possible cases of market abuse and possible infringements of the Euronext rules.

        Euronext's compliance department is responsible for the conduct of on site member inspections and investigations, and handles infringement to Euronext rules by enforcing Chapter 9 of the Euronext Rulebook I.

INFORMATION ABOUT NYSE EURONEXT

Overview

        NYSE Euronext is a newly incorporated Delaware corporation that is currently a wholly-owned subsidiary of NYSE Group. Upon the completion of the combination, NYSE Euronext will become the parent company of NYSE Group and Euronext, which will continue to operate separately under their respective brand names. NYSE Euronext's U.S. headquarters will be the current headquarters of NYSE Group at 11 Wall Street, New York, New York 10005, and its telephone number will be (212) 656-3000, which is the current telephone number of NYSE Group. NYSE Euronext's European headquarters will be located at 39 rue Cambon, F 75039 Paris Cedex 01, and its telephone number will be 33 1 49 27 10 00, which is the current telephone number of Euronext.

        To date, NYSE Euronext has not conducted any material activities other than those incident to its formation and the matters contemplated by the combination agreement, such as the formation of Jefferson Merger Sub, Inc. (a wholly owned subsidiary of NYSE Euronext), the making of certain required securities law filings and the preparation of this document and the registration statement of which this document forms a part. After the combination, NYSE Euronext will serve as the holding company for NYSE Group and Euronext, and, therefore, the information contained under "Information About NYSE Group" and "Information About Euronext," should be considered in understanding the business and operations of NYSE Euronext.

NYSE Euronext's Competitive Strengths

        NYSE Euronext will combine the strengths of NYSE Group and Euronext. However, NYSE Euronext anticipates that its strength as a combined entity will be more than the strength of its parts, and that the integration of NYSE Group and Euronext will create the following additional strengths for the benefit of all stakeholders including shareholders, issuers, and investors:

        World's Largest Cash Equities Market.    NYSE Euronext will maintain the world's largest pool of liquidity for cash equities and operate the world's most sizable market for listing and trading cash equity securities, which NYSE Euronext believes will drive innovation and efficiency for investors and issuers. During the period from January to September, 2006, according to statistics published by the World Federation of Exchanges, the average daily value of cash equity securities traded on the exchanges operated by NYSE Group and Euronext was $102.0 billion, which was greater than the average daily trading value of securities traded on other cash equity exchanges including Nasdaq ($46.7 billion), the London Stock Exchange ($28.9 billion), the Tokyo Stock Exchange ($24.0 billion), and the Deutsche Börse ($10.7 billion).

        World's Most Global Exchange Group.    NYSE Euronext will provide optimum choice for its customers, operating six cash equity and two derivative exchanges in six countries, rendering it the world's most global securities exchange group. On a combined basis, NYSE Euronext's exchanges will trade securities in two of the world's three leading global currencies, the U.S. dollar and Euro. NYSE Euronext will operate two cash equity exchanges in the United States including NYSE and NYSE Arca, Inc., and four cash equity exchanges in continental European countries including Belgium, France, the Netherlands, and Portugal. NYSE Euronext will also operate derivative exchanges trading a wide range of products in the United States through NYSE Arca, and in Europe through Euronext.LIFFE.

        World's Leading Listings Venue.    As of September 30, 2006, the total global market capitalization, on a combined basis, of NYSE Group and Euronext's listed companies was approximately $25.8 trillion, greater than the combined value of the London Stock Exchange ($9.2 trillion), the Tokyo Stock Exchange ($6.2 trillion), Nasdaq ($4.4 trillion), and the Deutsche Börse ($3.3 trillion). In addition, on a combined basis NYSE Euronext will list more of the world's largest companies than any other exchange group in the world. As of September 30, 2006, on a combined basis, NYSE Group and Euronext listed, on a primary or secondary basis, 80 of the world's 100 largest companies, based on market capitalization, compared to 33 such companies listed on the London Stock Exchange, 21 listed on the Swiss Exchange, 18 listed on the Tokyo Stock Exchange, 14 listed on the Deutsche Börse, and 8 listed on Nasdaq. In addition, NYSE Euronext will also be well-positioned among the emerging growth countries of Brazil, Russia, India, China, Hong Kong and Taiwan (collectively referred to as the "BRICs"), listing more companies from the BRICs than any other exchange group in the world. As of September 30, 2006, on a combined basis, NYSE and Euronext listed 78 companies from the BRICs, compared with 46 such companies listed on the London Stock Exchange, 46 on Nasdaq, and none on the Deutsche Börse.

        Broad Range of Products and Services:    NYSE Euronext will provide its customers with an unparalleled range of products and services within the global exchange industry, spanning across a number of asset classes and market segments. By operating multi-asset class markets that offer an expanded and enhanced range of products and services, NYSE Euronext believes that it will be reinforcing its leadership position in the global securities market.

  •
  Cash Trading: NYSE Euronext will provide an array of cash trading products and services including trading in U.S. and European cash equities, ETFs, fixed income, and warrants.

  •
  Derivatives: NYSE Euronext will provide its customers with products and services in trading equity options in the U.S., U.K., and continental Europe. In addition, NYSE Euronext or its subsidiary will offer trading in a range of other derivatives including short and long term interest rates, equity and fixed income indices, single stock futures and commodities.

  •
  Listings: NYSE Euronext will facilitate the capital formation process for companies around the world by supporting multiple venues for a diverse range of issuers to list in both the United States through NYSE and NYSE Arca, Inc., and in Europe through Euronext and Alternext.

  •
  Market Data and Indices: NYSE Euronext's breadth of product offerings will create new opportunities to offer customers a broader array of market data services that leverages the company's unique global presence across multiple product classes.

  •
  Trading Software: Through its technology affiliates, including AEMS, GL Trade, and SIAC, NYSE Euronext will be able to provide its customers with technology solutions in a number of areas including exchange trading systems.

        World Class Management Team.    NYSE Euronext will be led by a world class international management team that possesses significant experience in the global securities industry with a proven ability to execute transformative transactions and integrate businesses, deliver significant innovation and efficiency, and create substantial value for their stakeholders including shareholders and customers.

        Best in Class Technology.    The combination of NYSE Group and Euronext brings together two industry leaders with a proven ability to deliver highly robust, efficient, reliable, and scalable technology platforms in both cash and derivatives trading. NYSE Euronext will be uniquely positioned to leverage the most compelling elements of each of its current technology platforms to provide its users with best in class technology solutions that offer superior levels of performance in the cash and derivatives trading markets.

        Commitment to Cooperative, Multilateral Regulation.    NYSE Euronext is committed to cooperative, multilateral regulation, yet it will maintain the strong and effective local regulatory frameworks that have been successfully established within the United States and among the College of Regulators within Europe. NYSE Euronext recognizes that the existing local regulatory frameworks play an invaluable role in enhancing the value and reputation of NYSE Group and Euronext, as well as their respective listed companies and member organizations.

NYSE Euronext's Strategy

        NYSE Euronext plans to build on its status as the preeminent global exchange group by executing a clearly defined strategy:

        Extend Range of Products and Services.    The combination of NYSE Group and Euronext will provide NYSE Euronext with an opportunity to diversify and realize significant revenue synergies by leveraging the combined company's premier brand name, unparalleled product range, global customer base, complementary membership base, and leading technology platforms. NYSE Group and Euronext have identified new revenue opportunities that are expected to generate $100 million in incremental revenues annually within three years. These new opportunities will be derived by developing new products and services in a number of areas including:

  •
  Cash Equities Trading.    It is expected that within three years, NYSE Euronext will generate $35 million in new revenues annually by capitalizing on its position as the world's largest and most liquid equities market, and by providing its customers with innovative trading products and services in a number of areas including meeting European demand to invest in the leading public companies in the United States, cross-fertilizing product development opportunities in the rapidly growing areas of structured products and ETFs, and extending trading hours across time zones.

  •
  Derivatives.    NYSE Group and Euronext expect that NYSE Euronext will generate $45 million in new derivatives revenues annually through a number of initiatives including cross-selling derivative products among the current customer bases of NYSE Group and Euronext, extending the highly successful European wholesale OTC derivatives services currently provided by Euronext to the United States. NYSE Euronext also intends to develop a U.S. futures exchange and to launch a number of new products, such as global and trans-Atlantic indices, European ETFs and corporate credit derivatives.

  •
  Listings.    NYSE Euronext will leverage its premier brand and position as the world's leading listings venues with the deepest global pool of liquidity to compete aggressively for new listings on a global scale. It is expected that these initiatives will generate incremental annual revenues for NYSE Euronext of $20 million within three years. With multiple listings platforms in both the United States (the NYSE and NYSE Arca, Inc.) and Europe (Euronext and Alternext), NYSE Euronext will be uniquely situated to target a highly diverse range of companies from around the world to facilitate the capital raising process. Among other things, the combined company will leverage the NYSE Euronext brand to capture listings from around the world, develop a Euro-denominated Global Depository Receipts program to provide issuers in the United States with an ability to leverage Euronext's European liquidity pools, and position Alternext as a viable and compelling competitor to the London Stock Exchange's AIM market for international small cap issuers.

  •
  Market Data.    NYSE Euronext will generate significant volumes of market data in a variety of products, presenting an opportunity to leverage this data more profitably by aggregating, analyzing, packaging and distributing it to a broader base of customers in new and different ways.

  •
  Fixed Income and Structured Products.    NYSE Euronext intends to leverage Euronext's current fixed income platform to further develop its U.S. fixed income business. NYSE Euronext also intends to develop a structured products market based on Euronext's current warrant and certificates trading.

  •
  Trading Software.    NYSE Euronext will also seek to capitalize on its highly diversified business mix to develop new revenue opportunities in areas such as trading software.

        Maximize Customer Choice.    Leveraging its position as the parent company of the world's leading cash equities marketplaces and a significant participant in the global derivatives markets, NYSE Euronext will provide a full-service market that offers its customers a choice of products across asset classes that appeals to all types of investors worldwide. NYSE Euronext believes that this combination will help to maintain its leadership position, enhance its ability to compete on a global scale, and deliver innovation and efficiency.

        Leverage Technology to Drive Cost Reductions and Integration Benefits.    NYSE Group and Euronext expect that NYSE Euronext will benefit from operational synergies resulting from the consolidation of capabilities and elimination of redundancies as well as greater efficiencies from increased scale, market integration, and automation. The combination is expected to create significant cost reductions of $275 million annually within the next three years. Of this amount, $250 million will result from the overall rationalization of the combined company's information technology systems and platforms, driven by the high level of compatibility among the current technology platforms maintained by NYSE Group and Euronext. Based on AEMS's leading technology and the management team's proven integration track record, over the next three years NYSE Euronext's three cash trading systems (NYSE, NYSE Arca, and Euronext's NSC system) and two derivatives trading systems (NYSE Arca Options platforms and Euronext's LIFFE CONNECT® platform) will be migrated to a single global cash and a single global derivatives platform. In addition, 10 data centers (six in the United States and four in Europe) will be reduced to four globally-linked data centers (two in the United States and two in Europe), and four data networks will be reduced to one. NYSE Euronext will also deliver annual cost savings of $25 million from the rationalization of non-information technology related activities including the integration of corporate support functions such as finance and human resources, and the streamlining of marketing and other corporate costs such as insurance, occupancy and professional services.

        Pursue Strategic Acquisitions and Alliances.    NYSE Euronext, which will have the most recognized brand names within the global exchange industry and will have the world's largest securities marketplaces on a combined basis, will be extremely well-positioned to play a leadership role in the ongoing consolidation of the industry through acquisitions and strategic alliances. NYSE Group and Euronext believe that NYSE Euronext will be a partner of choice among global exchanges, and it is expected that NYSE Euronext management will continually explore and evaluate strategic acquisitions, alliances, partnerships and other commercial agreements that could provide NYSE Euronext with opportunities to enhance its global competitive position by strengthening its brand and diversifying its business activities and revenue streams.

        Benefits for All Stakeholders.    The establishment of NYSE Euronext is expected to create significant value for all of its stakeholders, including the following.

  •
  Shareholders are expected to benefit from the significant value and financial strength created by combining two market leaders in the global exchange industry with highly compatible technology platforms and business models. As a result of the combination, NYSE Euronext will deliver substantial revenue synergies and cost savings to its shareholders, driving increased profitability, revenue and earnings growth, and cash flow.

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  Investors and the trading community are expected to benefit from NYSE Euronext's horizontal business model and global trading capabilities that extend across multiple asset classes through seven exchanges in six countries. The depth of NYSE Euronext's liquidity pools, combined with best in class technology platforms and new product development opportunities will lead to enhanced trading options for investors while providing the opportunity for improved market quality and lower transaction costs. NYSE Euronext intends to introduce a common platform and trading network leveraging its existing complimentary base of 800 members in cash equity trading and 675 members in derivatives. NYSE Euronext also intends to develop products and services for the algorithmic trading market in the United States and Europe.

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  Issuers are expected to benefit from their affiliation with NYSE Euronext, which is expected to be known as the world's leading listing brand, providing access to investors in both the United States and Europe.

Competition

        The securities markets are intensely competitive, and competition may be expected to further intensify. NYSE Euronext will have numerous aggressive competitors, both domestically and around the world. It will compete with other markets, electronic communication networks, market-makers and other execution venues based on best price, depth of liquidity, all-in cost, anonymity, speed, functionality and certainty of execution. In addition to competition from alternate trading venues, NYSE Euronext will compete in the provision of its services with other exchanges, in the United States and internationally. Because some of NYSE Euronext's prospective competitors are not registered securities exchanges, they will operate with less regulatory oversight than NYSE Euronext, enabling them to move with greater agility in response to changes in the markets or economic environment.

        NYSE Euronext's principal U.S. competitors for trading listed equity securities will include Nasdaq, which in 2005 completed its acquisition of INET ECN, the American Stock Exchange, regional U.S. exchanges such as the Chicago Stock Exchange, the Boston Stock Exchange and the Philadelphia Stock Exchange. Internationally, NYSE Euronext will also face competition for listings from a number of stock exchanges including London Stock Exchange plc, Deutsche Börse Group, and exchanges in Tokyo, Hong Kong, Toronto, Singapore and Australia. Furthermore, NYSE Euronext's competitors may expand into markets in which NYSE Group and Euronext are currently active. For example, well-capitalized, highly profitable non-U.S. exchanges such as the Deutsche Börse Group have already entered the U.S. market and may seek to expand their presence. NYSE Euronext will also compete with electronic communication networks and alternative trading systems such as POSIT, Liquidnet and E-crossnet. In addition, NYSE Euronext will also face competition from major customers and brokers that may either internalize order flow or transact orders through bilateral agreements. See "Risk Factors—Risks Relating to NYSE Euronext's Business—NYSE Euronext will face numerous competitors in the United States, Europe and the rest of the world."

        NYSE Euronext's principal competitors for the trading of fixed income securities will be the participants active on the OTC markets, in particular IDBs such as ICAP plc and eSpeed Inc., and multi-dealer trading platforms such as MarketAxess, BondDesk, TradeWeb, and Bloomberg Electronic Trading. In relation the trading of derivatives, the principal competitive constraint on NYSE Euronext will be exercised by the OTC markets, although NYSE Euronext will also continue to compete with a number of other derivatives exchanges, including the International Securities Exchange, Inc., the Chicago Board Options Exchange, Inc., the American Stock Exchange, and Eurex, the derivatives platform operated by Deutsche Börse.

        Additional potential competitors might be created if the consolidation trend in the securities trading industry continues and other companies form joint ventures or consortia to provide services similar to those that will be provided by NYSE Euronext, or become competitive with NYSE Euronext through acquisitions. NYSE Euronext may also face competition from new entrants into the markets in which it competes, or from new initiatives from existing market participants, including established securities markets or exchanges. For example:

  •
  On April 19, 2006, the International Securities Exchange ("ISE") announced that it is entering the cash equities market through the launch of the ISE Stock Exchange, L.L.C., in conjunction with several strategic partners including Bear Stearns, Citadel Derivatives Group, Deutsche Bank, Interactive Brokers Group, JPMorgan, Knight Capital Group, and Sun Trading. On July 24, 2006, the ISE Stock Exchange announced that Nomura Securities, Van der Moolen, and E-Trade Financial had also joined the ISE Stock Exchange as strategic partners. ISE Stock Exchange launched its first product during the third quarter of 2006.

  •
  On April 20, 2006, Liquidnet announced that nine firms will be providing liquidity directly to its H20 trading system, including Bloomberg Tradebook, BNY Brokerage (a subsidiary of The Bank of New York), Instinet, FutureTrade, Miletus Trading, Piper Jaffray, EdgeTrade, UNX, and Goldman Sachs Execution & Clearing (a subsidiary of Goldman Sachs).

  •
  On July 27, 2006, the Chicago Board Options Exchange announced that it is entering the cash equities market through the formation of the CBOE Stock Exchange LLC in conjunction with several strategic partners including Interactive Brokers, LaBranche & Co., Susquehana International Group, and VDM Specialists. Pending regulatory approval, CBOE Stock Exchange is expected to launch in early 2007.

  •
  Eight large European-based investment banks announced in July 2006 their intention to launch a European-made reporting facility called "BOAT" to compete with the reporting services offered by the European exchanges including Euronext.

  •
  On July 30, 2006, the Chicago Stock Exchange announced that it received investments from several strategic partners including Bank of America, Bear Stearns, E-Trade Financial, and Goldman, Sachs.

  •
  On September 6, 2006, the National Stock Exchange announced the sale of a majority stake to a group of strategic investors including Bear Stearns, Citigroup, Credit Suisse, Merrill Lynch, Bloomberg Tradebook, and Knight Capital.

  •
  In September 2006, several broker dealers including Citigroup, Goldman Sachs, Lehman Brothers, Merrill Lynch, Morgan Stanley and UBS announced their intention to create Block Interest Discovery Service (BIDS) as platform for block trading. BIDS is expected to commence trading in early 2007, pending regulatory approval.

  •
  In October 2006, several broker dealers including Credit Suisse, Lehman Brothers, and Morgan Stanley announced they had acquired minority stakes in BATS Trading, Inc., which operates an alternative trading system.

  •
  On October 17, 2006, Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. announced they signed a definitive agreement to merge the two organizations to create CME Group, Inc. The transaction is expected to close by mid-year 2007, pending approvals by regulators, and shareholders of both companies and CBOT members.

  •
  On November 15, 2006, a group of seven investment banks, including Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, Merrill Lynch, Morgan Stanley and UBS, announced that they plan to create a new pan-European equity trading platform next year to compete with Europe's stock exchanges.

  •
  Over the course of 2006, Nasdaq acquired a 28.8% stake in the London Stock Exchange and launched an offer to acquire the remaining interest. Nasdaq did not achieve the minimum tender condition in this offer.

Principal Stockholders

        The following table sets forth information, as of the date of this document, regarding the beneficial ownership of shares of NYSE Euronext common stock, after giving effect to the combination and the post closing reorganization, of:

  •
  each person that will be a beneficial owner of more than 5% of shares of NYSE Euronext common stock;

  •
  each of the named executive officers of NYSE Euronext;

  •
  each director of NYSE Euronext; and

  •
  all directors and named executive officers of NYSE Euronext, taken together.

        Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, NYSE Euronext believes that each stockholder identified in the table possesses sole voting and investment power over all shares of NYSE Euronext common stock shown as beneficially owned by that stockholder. Percentage of beneficial ownership is based on the approximately 266.7 million shares of NYSE Euronext common stock that will be outstanding immediately following the combination and, in the case of directors and executive officers, on their ownership of NYSE Group and Euronext common stock as of February 8, 2007.

Name and Address of Beneficial Owner	Number of Shares of Common Stock		Percentage of Class
Stockholders Owning Approximately 5% or more:
Atticus Capital, L.P. 152 West 57th Street 45th Floor New York, NY 10019	21,171,690	(1)	7.9%
Directors:
Marshall N. Carter	2,538	(3)	*
Ellyn L. Brown	697	(2)	*
William E. Ford	13,948	(2)(4)	*
Shirley Ann Jackson	697	(2)	*
James S. McDonald	697	(2)	*
Duncan M. McFarland	697	(2)	*
James J. McNulty	18,067	(5)	*
Baron Jean Peterbroeck	4,900	(6)	*
Alice M. Rivlin	697	(2)	*
Robert B. Shapiro	697	(2)	*
John A. Thain	100	(7)(9)	*
Jean-Francois Théodore	98,832	(8)	*
Karl M. von der Heyden	697	(2)	*
Non-Director Officers:
Dale B. Bernstein	0	(9)(10)	*
Nelson Chai	182,019	(9)(11)	*
Hugh Freedberg	57,633	(12)	*
Catherine R. Kinney	0	(9)(13)	*
Olivier Lefebvre	42,950	(14)	*
Gerald D. Putnam	1,298,311	(9)(15)	*
Rachel F. Robbins	0	(9)(16)	*
Margaret Tutwiler	0	(9)(17)	*
All directors, and executive officers as a group (20 individuals in total)	1,724,177		0.6%

*
Less than 1%.

(1)
Based on information included in (1) a Schedule 13G, dated September 30, 2006, filed with the SEC by Atticus Capital LP and (2) a filing, dated November 1, 2006, by Atticus Capital LP, with the Netherlands Authority of Financial Markets. Includes 2,951,400 shares of NYSE Group stock subject to a call option held by Atticus Capital L.P.

(2)
Constitutes shares of common stock underlying an equivalent number of Director RSUs. Directors have a right to acquire the shares underlying Director RSUs upon cessation of service as a director for any reason other than removal for cause.

(3)
Includes 2,438 shares of common stock underlying an equivalent number of Director Restricted Stock Units ("Director RSUs"). Directors have a right to acquire the shares underlying Director RSUs upon cessation of service as a director for any reason other than removal for cause.

(4)
Does not include the 8,276,704 shares of common stock held by investment entities affiliated with General Atlantic, which Mr. Ford, as Chief Executive Officer and Managing Director of General Atlantic and a general partner of GAP Coinvestment Partners II, L.P., could be deemed to beneficially own. Mr. Ford disclaims beneficial ownership of the common stock held by such investment entities beyond the extent of his pecuniary interest therein.

(5)
Includes 13,067 shares of common stock underlying an equivalent number of Director RSUs. Directors have a right to acquire the shares underlying Director RSUs upon cessation of service as a director for any reason other than removal for cause.

(6)
Calculated by multiplying the number of Euronext shares held by Mr. Peterbroeck (5,000) by the exchange offer ratio (0.98).

(7)
Does not include (a) 30,151 Restricted Stock Units ("Bonus RSUs") granted February 3, 2007 or (d) unexercisable options to purchase 30,102 shares of common stock.

(8)
Calculated by multiplying the number of Euronext shares held by Mr. Théodore (100,849) by the exchange offer ratio (0.98).

(9)
The common stock underlying Restricted Stock Units granted March 8, 2006 ("Merger RSUs") is not deliverable before March 7, 2009. The Bonus RSUs are scheduled to vest, and the shares underlying the Bonus RSUs are scheduled to be delivered, in three equal installments on February 2, 2008, 2009, and 2010. The common stock underlying Merger RSUs and Bonus RSUs does not currently represent voting or dispositive power and will not do so until the underlying stock is delivered.

(10)
Does not include (a) 6,951 Merger RSUs currently vested or scheduled to vest within 60 days, (b) 2,317 unvested Merger RSUs (c) 976 Bonus RSUs or (d) unexercisable options to purchase 975 shares of common stock.

(11)
Includes 32,035 shares of common stock that Mr. Chai holds directly, as well as options to purchase 149,984 shares of common stock owned by Mr. Chai, which are vested and directly exercisable within 60 days. Does not include (a) unexercisable options to purchase 22,442 shares of common stock.

(12)
Shares of common stock underlying an equivalent number of options held by Mr. Freedberg. Estimated by multiplying the exerciseable options to purchase 44,524 Euronext shares held by Mr. Freedberg by 1.266, the stock election amount.

(13)
Does not include (a) 9,179 Merger RSUs currently vested or scheduled to vest within 60 days, (b) 3,060 unvested Merger RSUs (c) 6,219 Bonus RSUs or (d) unexercisable options to purchase 6,209 shares of common stock.

(14)
Shares of common stock underlying an equivalent number of options held by Mr. Lefebvre. Estimated by multiplying the exerciseable options to purchase 33,926 Euronext shares held by Mr. Lefebvre by 1.266, the stock election amount.

(15)
Includes (a) 738,858 shares of common stock common stock held by GSP, LLC, an entity in which Mr. Putnam owns a controlling interest, (b) 17,283 shares of common stock held by Leicester Enterprises LLC, an entity in which Mr. Putnam owns a controlling interest, (c) 8,016 shares that GSP, LLC donated by Mr. Putnam to the Putnam Family Foundation, a charitable organization, and (d) options to purchase 534,154 shares of common stock owned by Mr. Putnam, and exercisable within 60 days. Mr. Putnam disclaims beneficial ownership of the shares of common stock held by the Putnam Family Foundation. Mr. Putnam is the president of G&S Management, Co., which is the manager of GSP, LLC. Does not include (a) unexercisable options to purchase 80,189 shares of common stock and (b) 19,786 Bonus RSUs.

(16)
Does not include 507 Bonus RSUs.

(17)
Does not include (a) 9,179 Merger RSUs currently vested or scheduled to vest within 60 days, (b) 3,060 unvested Merger RSUs (c) 3,580 Bonus RSUs or (d) unexercisable options to purchase 3,575 shares of common stock.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA FOR NYSE EURONEXT

        The following unaudited pro forma condensed combined financial data and explanatory notes present how the consolidated financial statements of NYSE Euronext may have appeared had Archipelago, PCX Holdings, the NYSE and Euronext actually been combined at earlier dates. The unaudited pro forma condensed combined financial data shows the impact of the combinations on the companies' respective historical financial positions and results of operations under the purchase method of accounting with Archipelago treated as the acquirer of PCX Holdings, the NYSE treated as the acquirer of Archipelago, and NYSE Group treated as the acquirer of Euronext, and as if the acquisition of PCX Holdings by Archipelago, the acquisition of Archipelago by the NYSE and the acquisition of Euronext by NYSE Group had been completed on January 1, 2005 for statement of income purposes and on September 30, 2006 for statement of financial condition purposes.

        On September 26, 2005, Archipelago completed the acquisition of PCX Holdings for a total purchase price of approximately $94.0 million consisting of a $90.9 million cash payment to PCX Holdings stockholders and certain PCX Holdings employees, and approximately $3.1 million of direct costs incurred by Archipelago as part of this acquisition. The $90.9 million cash payment represented the total dollar value of 1,645,415 shares of Archipelago common stock held by the Pacific Exchange at the time of the closing, or $66.3 million (calculated based on the average closing price of Archipelago's stock price on NYSE Arca for the ten trading days prior to the acquisition of PCX Holdings), plus $24.6 million.

        On March 7, 2006, Archipelago and the NYSE combined their businesses and became wholly-owned subsidiaries of NYSE Group, a newly created, for profit and publicly traded holding company. Each of the 1,366 members of the NYSE received $300,000 in cash and 80,177 shares of NYSE Group common stock in exchange for its NYSE membership. In addition, a cash dividend of $70,571 was declared and paid to each of the 1,366 members. The aggregate number of shares of NYSE Group common stock issued to all of the NYSE members and Archipelago stockholders in the NYSE/Archipelago merger equaled 70% and 30%, respectively. The total merger consideration, which was determined based on the fair market value of Archipelago common stock beginning two days before and ending after April 20, 2005 (the date on which the NYSE/Archipelago merger was agreed to and announced), was $1,085.1 million.

        In the NYSE Euronext combination, NYSE Group and Euronext will combine their businesses under NYSE Euronext, a Delaware corporation. Euronext's business will be brought under NYSE Euronext through an exchange offer and a post-closing reorganization, and NYSE Group's business will be brought under NYSE Euronext through a merger. In the exchange offer, NYSE Euronext or a subsidiary of NYSE Euronext will offer to acquire each outstanding Euronext ordinary share in exchange for €21.32 in cash and 0.98 of a share of NYSE Euronext common stock. The exchange offer also will have a mix and match election to permit Euronext shareholders to elect all cash or all stock in exchange for their Euronext ordinary shares, subject to proration to ensure that the total amount of cash paid, and the total number of shares of NYSE Euronext common stock issued, in the exchange offer to the Euronext shareholders, as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued if all exchanging Euronext shareholders received the standard offer consideration.

        For accounting purposes, the acquisition of PCX Holdings by Archipelago and the acquisition of Archipelago by the NYSE were treated under the purchase method of accounting and the assets acquired and liabilities assumed were recorded at their estimated fair value. The combination of NYSE Group and Euronext will also be treated under the purchase method of accounting for accounting purposes, and Euronext's assets acquired and liabilities assumed will be recorded at their estimated fair value.

        The allocations of the respective purchase price to Archipelago and Euronext's assets, including intangible assets, and liabilities are only preliminary allocations based on estimates of fair values and will change when estimates are finalized. Among the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations," criteria have been established for determining whether intangible assets should be recognized separately from goodwill. Statement of Financial Accounting

Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") provides, among other guidelines, that goodwill and intangible assets with indefinite lives will not be amortized, but rather are tested for impairment on at least an annual basis.

        The unaudited pro forma condensed combined statements of income do not include (1) any revenue or cost saving synergies that may be achievable subsequent to the completion of the business combinations, or (2) the impact of non-recurring items directly related to the business combinations.

        The unaudited pro forma condensed combined statement of financial condition as of September 30, 2006 combines the September 30, 2006 historical statement of financial condition of NYSE Group and the September 30, 2006 historical statement of financial condition of Euronext and assumes that the combination of NYSE Group and Euronext took place on that date. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2005 and for the nine months ended September 30, 2006 assume that the three business combinations took place on January 1, 2005. Reclassifications have been made to the historical financial statements of NYSE Group and Euronext to conform to the presentation expected to be used by NYSE Euronext. NYSE Group and Euronext expect that there could be additional reclassifications following the combination.

        The pro forma condensed combined financial data shown under this heading is unaudited, is presented for informational purposes only, and is not necessarily indicative of the financial position or results of operations that would actually have occurred had the acquisition of PCX Holdings by Archipelago, the acquisition of Archipelago by the NYSE and the acquisition of Euronext by NYSE Group been consummated as of the dates or at the beginning of the periods presented, nor is it necessarily indicative of future operating results or financial position. The unaudited pro forma condensed combined financial data shown under this heading and the accompanying notes should be read together with:

  •
  the accompanying notes to the unaudited pro forma condensed combined financial data;

  •
  the separate audited historical financial statements of NYSE for the fiscal year ended December 31, 2005 included elsewhere in this document;

  •
  the separate audited historical financial statements of Archipelago for the fiscal year ended December 31, 2005 included elsewhere in this document;

  •
  the separate audited historical financial statements of Euronext for the fiscal year ended December 31, 2005 included elsewhere in this document;

  •
  the separate unaudited historical financial statements of NYSE Group as of and for the nine months ended September 30, 2006 included elsewhere in this document; and

  •
  Euronext's unaudited summary results as of and for the three and nine months ended September 30, 2006 included under "Management's Discussion and Analysis of Financial Condition and Results of Operations of Euronext—Recent Developments: 2006 Third Quarter Results" in this document.

NYSE EURONEXT
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005
(In thousands, except per share data)

	Historical	Pro Forma				Historical	Pro Forma			Historical	Pro Forma
	Archipelago	PCX Holdings*	Other Pro Forma Adjustments	Note	Archipelago & PCX Holdings Combined	NYSE	Adjustments	Note	NYSE Group Combined	Euronext	Adjustments	Note	NYSE Euronext Combined
Revenues
Transaction	$424,981	$30,306	$—		$455,287	$145,828	$—		$601,115	$681,789	$—		$1,282,904
Listing	494	—	—		494	342,718	—		343,212	60,706	—		403,918
Market data	61,996	2,534	—		64,530	178,169	—		242,699	116,178	—		358,877
Sale of software	—	—	—		—	—	—		—	243,019	—		243,019
Data processing	—	—	—		—	182,935	—		182,935	—	—		182,935
Archipelago revenue:
Original consideration amortization	—	10,215	(10,215)	[3.1]	—	—	—		—	—	—		—
Regulatory oversight	—	6,022	(6,022)	[3.2]	—	—	—		—	—	—		—
Registered representative fees	—	(3,826)	3,826	[3.3]	—	—	—		—	—	—		—
Regulatory	—	—	—		—	129,755	—		129,755	—	—		129,755
Licensing, facility and other	5,885	13,458	—		19,343	55,820	—		75,163	75,359	—		150,522

Total revenues	493,356	58,709	(12,411)		539,654	1,035,225	—		1,574,879	1,177,052	—		2,751,931
Merger expenses and related executive compensation and exit costs	(46,127)	—	—		(46,127)	(26,128)	72,255	[3.6]	—	—	—		—
Other employee compensation and benefits	(51,552)	(22,443)	—		(73,995)	(509,757)	—		(583,752)	(340,720)	—		(924,472)
Liquidity payments	(206,907)	—	—		(206,907)	—	—		(206,907)	—	—		(206,907)
Routing and clearing fees	(72,585)	—	2,196	[3.2], [3.3]	(70,389)	—	—		(70,389)	—	—		(70,389)
Systems and communications	(19,512)	(5,209)	—		(24,721)	(124,128)	—		(148,849)	(196,964)	—		(345,813)
Professional services	(12,623)	(3,116)	—		(15,739)	(127,676)	—		(143,415)	(66,447)	—		(209,862)
Depreciation and amortization	(21,631)	(10,018)	—		(31,649)	(103,430)	(7,782)	[3.7]	(142,861)	(80,042)	(129,000)	[3.9]	(351,903)
Occupancy	(6,708)	(3,690)	—		(10,398)	(70,600)	—		(80,998)	(62,311)	—		(143,309)
Marketing and other	(38,112)	(6,483)	—		(44,595)	(69,711)	—		(114,306)	(82,307)	—		(196,613)
Regulatory fine income	—	—	—		—	35,374	—		35,374	—	—		35,374

Operating income (loss)	17,599	7,750	(10,215)		15,134	39,169	64,473		118,776	348,261	(129,000)		338,037
Investment and other income (loss), net	4,256	—	—		4,256	51,710	—		55,966	29,124	(112,000)	[3.10]	(26,910)
Gain on sale of businesses and equity investments	—	—	—		—	—	—		—	20,982	—		20,982

Income before income tax provision and minority interest	21,855	7,750	(10,215)		19,390	90,879	64,473		174,742	398,367	(241,000)		332,109
Income tax (provision) benefit	(9,349)	(3,600)	4,086	[3.4]	(8,863)	(48,158)	(25,789)	[3.4]	(82,810)	(106,775)	84,350	[3.4]	(105,235)
Minority interest	—	—	—		—	(1,972)	—		(1,972)	(16,352)	—		(18,234)

Income (loss) from continuing operations	$12,506	$4,150	$(6,129)		$10,527	$40,749	$38,684		$89,960	$275,240	$(156,650)		$208,550

Basic earnings per share from continuing operations	$0.27				$0.23				$0.59	$2.49			$0.80

Diluted earnings per share from continuing operations	$0.26				$0.23				$0.58	$2.48			$0.79

Basic weighted average shares outstanding	46,806		(1,234)	[3.5]	45,572		106,335	[3.8]	151,907	110,603	(2,212)	[3.12]	260,298

Diluted weighted average shares outstanding	47,821		(1,234)	[3.5]	46,587		108,704	[3.8]	155,291	111,105	(2,222)	[3.12]	264,174

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

*
Results of operations of PCX Holdings for the period which preceded the merger between PCX Holdings and Archipelago (January 1, 2005 to September 30, 2005).

NYSE EURONEXT

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

NINE MONTHS ENDED SEPTEMBER 30, 2006

(In thousands, except per share data)

	Historical	Pro Forma				Historical	Pro Forma
	NYSE Group	Archipelago results*	Other Pro Forma Adjustments	Note	NYSE Group Combined	Euronext	Adjustments	Note	NYSE Euronext Combined
Revenues
Transaction	$454,139	$96,073	$—		$550,212	$640,929	$—		1,191,141
Listing	266,255	81	—		266,336	31,008	—		297,344
Market data	166,115	12,800	—		178,915	99,905	—		278,820
Sale of software	—	—	—		—	168,226	—		168,226
Data processing	108,969	—	—		108,969	—	—		108,969
Regulatory	135,300	2,181	—		137,481	—	—		137,481
Licensing, facility and other	94,252	1,994	—		96,246	40,886	—		137,132

Total revenues	1,225,030	113,129	—		1,338,159	980,954	—		2,319,113
Merger expenses and related exit costs	(20,342)	(696)	21,038	[3.6]	—	(38,574)	38,574	[3.6]	—
Compensation	(436,840)	(15,154)	—		(451,994)	(261,559)	—		(713,553)
Liquidity payments	(159,964)	(43,941)	—		(203,905)	—	—		(203,905)
Routing and clearing fees	(49,687)	(14,798)	—		(64,485)	—	—		(64,485)
Systems and communications	(90,966)	(4,645)	—		(95,611)	(165,774)	—		(261,385)
Professional services	(85,527)	(2,579)	—		(88,106)	(14,895)	—		(103,001)
Depreciation and amortization	(99,360)	(5,113)	(1,314)	[3.7]	(105,787)	(48,564)	(96,750)	[3.9]	(251,101)
Occupancy	(62,936)	(2,455)	—		(65,391)	(40,741)	—		(106.132)
Marketing and other	(70,942)	(2,991)	—		(73,933)	(84,912)	—		(158,845)
Regulatory fine income	33,841	236	—		34,077	—	—		34,077

Operating income	182,307	20,993	19,724		223,024	325,934	(58,176)		490,782
Investment and other income (loss), net	63,271	749	—		64,020	56,519	(84,000)	[3.10]	36,539
Gain on sale of businesses and equity investments	20,925	26,034	—		46,959	19,264	—		66,223

Income before income tax provision and minority interest	266,503	47,776	19,724		334,003	401,716	(142,176)		593,544
Income tax (provision) benefit	(104,517)	(19,331)	(8,087)	[3.4]	(131,935)	(93,401)	49,761	[3.4]	(175,575)
Minority interest	(2,500)	—	—		(2,500)	(8,532)	—		(11,032)

Income (loss) from continuing operations	$159,486	$28,445	$11,637		$199,568	$299,784	$(92,414)		$406,937

Basic earnings per share from continuing operations					$1.28	$2.70			$1.54

Diluted earnings per share from continuing operations					$1.27	$2.68			$1.52

Basic weighted average shares outstanding					156,183	111,144	(2,223)	[3.12]	265,104

Diluted weighted average shares outstanding					157,280	112,017	(2,240)	[3.12]	267,057

*
Results of operations of Archipelago for the period which preceded the merger between the NYSE and Archipelago (January 1, 2006 to March 7, 2006).

The accompanying notes are an integral part of the
unaudited pro forma condensed combined financial statements.

NYSE EURONEXT

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2006

(In thousands)

	Historical		Pro Forma
	NYSE Group	Euronext	Adjustments	Note	NYSE Euronext Combined
Assets
Current assets:
Cash, cash equivalents, investment and other securities	$842,250	$663,860	$2,800,000	[3.10]	$1,306,110
			(3,000,000)	[2]
Accounts receivable, net	284,133	234,104	—		518,237
Deferred income taxes	89,847	—	—		89,847
Other current assets	43,224	—	—		43,224

Total current assets	1,259,454	897,964	(200,000)		1,957,418
Property and equipment, net	393,000	110,853	130,000	[3.9]	633,853
Goodwill	535,790	533,570	(533,570)	[2]	6,211,029
			5,675,239	[2]
Other intangible assets, net	582,984	835,148	(835,148)	[2]	5,332,984
			4,750,000	[3.9]
Investment in affiliates and other investments	—	1,122,670	120,000	[3.9]	1,242,670
Deferred income taxes	344,009	57,215	(38,607)	[3.11]	362,617
Other assets	104,925	13,701	—		118,626

Total assets	$3,220,162	$3,571,120	$9,067,915		$15,859,197

Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued expenses	$490,393	$460,194	$50,000	[2]	$919,587
Deferred revenue	174,320	—	—		174,320
Short-term debt	—	129,957	—		129,957
Deferred income taxes	50,751	—	—		50,751

Total current liabilities	634,464	590,151	50,000		1,274,615
Long-term debt	—	472,417	2,800,000	[3.10]	3,272,417
Accrued employee benefits	332,638	14,601	—		347,239
Deferred revenue	320,971	110,310	(110,310)	[3.11]	320,971
Deferred income taxes	267,440	266,800	1,750,000	[3.4]	2,284,240
Other liabilities	23,395	3,891	—		27,286

Total liabilities	1,578,908	1,458,170	4,489,690		7,526,769
Minority interest	38,092	41,174	—		79,266
Stockholders' equity	1,603,162	2,071,776	4,587,224	[4]	8,253,162

Total liabilities and stockholders' equity	$3,220,162	$3,571,120	$9,067,915		$15,859,197

The accompanying notes are an integral part of the
unaudited pro forma condensed combined financial statements.

NYSE EURONEXT

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1—Basis of Presentation

        The unaudited pro forma condensed combined financial statements give effect to the following:

  •
  the acquisition of PCX Holdings by Archipelago, the acquisition of Archipelago by the NYSE and the acquisition of Euronext by NYSE Group in three separate transactions to be accounted for as purchase business combinations, with

  •
  Archipelago treated as the legal and accounting acquirer of PCX Holdings

  •
  the NYSE treated as the legal and accounting acquirer of Archipelago, and

  •
  NYSE Group treated as the legal and accounting acquirer of Euronext

  •
  the acquisitions of PCX Holdings by Archipelago, Archipelago by the NYSE and Euronext by NYSE Group as if the three business combinations had been completed on January 1, 2005 for statement of income purposes, and

  •
  the acquisition of Euronext by NYSE Group as if the business combination had been completed on September 30, 2006 for statement of financial condition purposes.

        The unaudited pro forma condensed combined financial statements have been prepared based on the consolidated financial statements of NYSE Group and Euronext prepared in accordance with accounting principles generally accepted in the United States of America, and should be read together with the separate financial statements of NYSE Group and Euronext.

        On September 26, 2005, Archipelago completed the acquisition of PCX Holdings. Based on the preliminary allocation of the purchase price in the PCX Holdings acquisition, the assets and liabilities of PCX Holdings were included in Archipelago's historical consolidated statement of financial condition as of September 30, 2006. The results of operations of PCX Holdings have been included in Archipelago's historical results of operations since October 1, 2005.

        On March 7, 2006, the NYSE completed the acquisition of Archipelago. Based on the preliminary allocation of the purchase price in the Archipelago acquisition, the assets and liabilities of Archipelago were included in NYSE Group's historical consolidated statement of financial condition as of September 30, 2006. The results of operations of Archipelago have been included in NYSE Group's historical results of operations since March 8, 2006.

        The unaudited pro forma condensed combined financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the business combinations had been consummated during the period or as of the dates for which the pro forma data is presented, nor is it necessarily indicative of the future operating results or financial position of NYSE Euronext.

        The NYSE's purchase price for Archipelago and NYSE Group's purchase price for Euronext have been allocated to the assets acquired and the liabilities assumed based upon management's preliminary estimate of their respective fair values as of the date of acquisition. Definitive allocations will be performed when estimates are finalized. Accordingly, the purchase price allocation pro forma adjustments are preliminary, have been made solely for the purpose of providing unaudited pro forma condensed combined financial data and are subject to revision based on a final determination of fair value after the closing of the business combination.

        The accompanying unaudited pro forma condensed combined statements of income do not include (1) any revenue or cost saving synergies that may be achievable subsequent to the completion of the business combinations, or (2) the impact of non-recurring items directly related to the business combinations.

NYSE EURONEXT

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

Note 1—Basis of Presentation (Continued)

        NYSE Group and Euronext expect to incur a number of nonrecurring costs associated with combining the operations of the two companies and the related elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of their respective businesses. For the years ending December 31, 2007, 2008 and 2009, NYSE Euronext expects to incur restructuring costs of $70 million, $70 million and $40 million, respectively (see "The Combination—Certain Projections"). Such costs have not been reflected in the pro forma combined financial information because they represent nonrecurring charges directly attributable to the combination of NYSE Group and Euronext.

        The statement of financial condition of Euronext as of September 30, 2006 has been translated using an exchange rate of €1.00 = $1.2687. The statements of income of Euronext for the year ended December 31, 2005 and the nine months ended September 30, 2006 have been translated using an average exchange rate of €1.00 = $1.2449 and €1.00 = $1.2453, respectively.

        Certain reclassifications have been made to the historical financial statements of NYSE Group conform to the presentation expected to be used by NYSE Euronext. NYSE Group expects that there could be additional reclassifications following the combination.

Note 2—Purchase Price of Euronext

        For the purpose of preparing the accompanying unaudited pro forma condensed combined statement of financial condition as of September 30, 2006, management made the following assumptions:

  •
  there were approximately 111.0 million shares of Euronext outstanding at September 30, 2006,

  •
  prior to September 30, 2006, each outstanding Euronext share received €3.00 (approximately $3.75) by way of repayment of share capital totaling approximately $415.0 million, and

  •
  each outstanding Euronext share was acquired on September 30, 2006 in exchange for (i) €21.32 (approximately $27.00) in cash for a total cash consideration of approximately $3.0 billion and (ii) 0.98 of a share of NYSE Euronext common stock.

        Based on the above assumptions, the total purchase consideration was computed as follows:

	111.0 million shares
times	0.98
times	$61.70	[a]

Equity component	$6.65 billion

plus
	111.0 million shares
times	$27.00

Cash component	$3.00 billion

Acquisition costs	$50 million	[b]

Total purchase consideration	$9.7 billion

[a]
Corresponding to the average closing stock price of NYSE Group for the five-day period beginning two days before and ending two days after June 1, 2006 (the date the combination was agreed to and announced).

[b]
Corresponding to management's estimate of direct costs of acquisition to be incurred by NYSE Group.

NYSE EURONEXT

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

Note 2—Purchase Price of Euronext (Continued)

        The fair value of stock options and awards issued by NYSE Euronext in exchange for stock options and awards of Euronext will be included as part of the purchase consideration but has been disregarded for the presentation of this pro forma financial information due to its immateriality.

        The following is a summary of the preliminary allocation of the total purchase price in the Euronext acquisition as reflected in the unaudited pro forma condensed combined statement of financial condition as of September 30, 2006 (in millions):

Historical equity of Euronext	$2,072
Elimination of Euronext's historical goodwill	(534)
Elimination of Euronext's historical intangible assets	(835)
Reversal of Euronext's historical deferred revenue	110
Fair value of identifiable intangible assets:
National securities exchange registrations	3,500
Customer relationships	890
Trade names and other intangibles	360
Fair value adjustment of fixed assets
Technology	75
Other	55
Fair value adjustment of equity method investments and investment in affiliates	120
Deferred tax impact of purchase accounting adjustments	(1,788)
Residual goodwill created from business combination	5,675

Total purchase price	$9,700

        See Note 3.9 for a discussion of the methods used to determine the fair value of Euronext's fixed assets, intangible assets, equity method investments and investments in affiliates. The carrying value of all other assets and liabilities was deemed to approximate their estimated fair value.

Note 3—Pro Forma Adjustments

[3.1]	To reverse the revenue recognized by PCX Holdings in relation to its exchange facility agreement with Archipelago. In May 2001, Archipelago acquired the right to operate as the exclusive equity trading facility of PCX Equities, including the rights to certain revenue streams comprised primarily of transaction fees, market data fees and listing fees, for an aggregate consideration of $90.0 million. Archipelago determined that this intangible asset had an indefinite life and, as such, it is not subject to amortization. PCX Holdings deferred the recognition of a portion of the consideration over a period of five years.
[3.2]
To reverse the regulatory oversight revenue recognized by the Pacific Exchange and corresponding regulatory fees incurred by Archipelago. Under the terms of the facility services agreement between the Pacific Exchange and Archipelago, Pacific Exchange provided certain regulatory services to Archipelago in return for regular payments as negotiated between the parties.

NYSE EURONEXT

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

Note 3—Pro Forma Adjustments (Continued)

[3.3]
To reverse the registered representative fee revenue recognized by Archipelago (as contra routing and clearing fees) and corresponding expense recorded at PCX Holdings (as contra revenue). Prior to the acquisition of PCX Holdings by Archipelago, PCX Holdings forwarded a portion of the registered representative fees received from the National Association of Security Dealers to Archipelago.
[3.4]
To adjust the income tax provision for the effect of the pro forma adjustments based upon combined federal, state and local corporate income tax rates ranging from 35.0% to 41.0% depending on the companies involved in the respective business combinations. Deferred income tax impacts as a result of the purchase accounting adjustments were also estimated at a 35.0% to 41.0% blended income tax rate.
[3.5]
To adjust the weighted average shares to reflect the retirement of 1,645,415 shares of Archipelago common stock held by the Pacific Exchange at the time of acquisition. The 1,234,000 decrease in the weighted average number of shares outstanding used to compute basic and diluted earnings per share corresponds to the impact of using January 1, 2005 as opposed to September 30, 2005 for the date on which Archipelago acquired 1,645,415 treasury shares as a result of its merger with PCX Holdings.
[3.6]
To eliminate the merger costs incurred by the NYSE, Archipelago and Euronext as well as related Archipelago executive compensation and NYSE exit costs to arrive at pro forma income from continuing operations. The merger costs and related executive compensation and exit costs represent nonrecurring charges directly attributable to the business combinations.

NYSE EURONEXT

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

Note 3—Pro Forma Adjustments (Continued)

[3.7]	To adjust the book value of Archipelago fixed assets and intangible assets to their estimated fair value. The preliminary allocations are as follows:
	Increase in value		Estimated average remaining useful life	Estimated annual depreciation expense	Estimated nine-month depreciation expense
	(in thousands)			(in thousands)
Fixed asset class:
Software	$11,700		5 years	$2,340	$1,755
Other equipment	5,300		3 years	1,767	1,325

Fixed assets	$17,000

	Value
Intangible asset class:
National securities exchange registration	$511,000	[a]	Indefinite	n/a	n/a
Customer relationships	34,800		20 years	1,740	1,305
Trade names	38,700	[b]	20 years	1,935	1,450

Intangible assets	$584,500

Total	$601,500			$7,782	$5,835

[a]
Prior to the completion of the PCX Holdings acquisition, the contractual right to operate ArcaEx as the exclusive equities trading facility of the Pacific Exchange and PCX Equities (and following the completion of the PCX Holdings acquisition, Archipelago's ownership of the Pacific Exchange and PCX Equities) allowed Archipelago to (i) generate revenues from market data fees (from equities and, following the completion of the PCX Holdings acquisition, options trading) and listing fees, and (ii) reduce its costs since clearing charges are not incurred for trades matched internally on ArcaEx. As a national securities exchange, NYSE Arca, Inc. is eligible to earn market data and listing fees and benefit from clearing cost savings.

[b]
Includes the Archipelago and ArcaEx trade names.

The $7.8 million pro forma adjustment to depreciation and amortization expense for the year ended December 31, 2005 corresponds to the estimated annual expense outlined in the above table. The $1.3 million pro forma adjustment to depreciation and amortization expense for the nine months ended September 30, 2006 corresponds to the estimated expense which would have been incurred by Archipelago for the period which preceded the merger between the NYSE and Archipelago (January 1, 2006 to March 7, 2006).
[3.8]
To adjust the weighted average number of shares outstanding used to determine basic and diluted pro forma earnings per share based upon the exchange of shares of Archipelago common stock for the equivalent of 30% of the NYSE Group common stock.

NYSE EURONEXT

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

Note 3—Pro Forma Adjustments (Continued)

[3.9]	To adjust the book value of Euronext assets to their estimated fair value. The preliminary allocations are as follows:
	Increase in value		Estimated average remaining useful life	Estimated annual depreciation expense	Estimated nine-month depreciation expense
	(in thousands)			(in thousands)
Fixed asset class:
Technology	$75,000		5 to 7 years	$13,000	$9,750
Buildings and other	55,000		20 to 40 years	1,500	1,125

Fixed assets	$130,000	[a]

Equity method investments and investment in affiliates	$120,000	[b]
	Value
Intangible asset class:
National securities exchange registrations	$3,500,000		Indefinite	n/a	n/a
Customer relationships	890,000		18 to 20 years	43,000	32,250
Trade names	182,000		Indefinite	n/a	n/a
Other	178,000		2 to 3 years	71,500	53,625

Intangible assets	$4,750,000	[c]

Total depreciation expense				$129,000	$96,750

Total assets	$5,000,000	[a]+[b]+[c]

    The "Euronext" trade name and other trade names (with the exception of exchange indices trade names) were valued using the relief-from-royalty method under the income approach. The national securities exchange registrations, customer-related intangibles, and exchange indices trade names were valued using the excess earnings income approach. The technology, which consists primarily of internally developed software, and other fixed assets were valued using the cost approach. The equity investments and investments in affiliates were valued either using the market approach relying on information from recent transactions or the excess earnings income approach.

    The $129.0 million and $96.8 million pro forma adjustments to depreciation and amortization expense for the year ended December 31, 2005 and the nine months ended September 30, 2006 correspond to the estimated annual and nine-month expenses outlined in the above table, respectively.

    A $1,750.0 million deferred tax liability has been set up against the $5,000.0 million increase in value of Euronext's assets outlined in the above table.

NYSE EURONEXT

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

Note 3—Pro Forma Adjustments (Continued)

[3.10]	To adjust cash and long-term liability balances for the anticipated borrowing of $2.8 billion by NYSE Group to partially finance the $3.0 billion cash payment to Euronext stockholders as part of the combination (see note 2). The related interest expense was calculated using a 4.00% Euribor rate using the effective interest rate method. Anticipated debt issuance costs are immaterial and have been disregarded for the presentation of this pro forma financial data.
The pro forma interest expense adjustment was calculated as follows:
	Annual interest expense	Nine-month interest expense
	(in thousands)
Anticipated borrowing [a]	$2,800,000	$2,800,000
Interest rate (Euribor) [b]	4.00%	4.00%
Months outstanding [c]	12/12	9/12
Pro forma adjustment [a]*[b]*[c]	$112,000	$84,000
An interest rate change by 1/8th of one percent would have a $3.5 million impact on the anticipated annual interest expense.
[3.11]	To reverse historical deferred revenue balances of Euronext and related deferred tax assets because NYSE Euronext would not have assumed a legal performance obligation as of September 30, 2006.
[3.12]	To adjust the weighted average number of shares outstanding used to determine basic and diluted pro forma earnings per share based upon the exchange of each outstanding Euronext ordinary share for 0.98 of a share of NYSE Euronext common stock, as follows:
Year ended December 31, 2005	Basic computation	Diluted computation
	(shares in thousands)
Historical weighted average shares of Euronext [a]	110,603	111,105
Times: exchange ratio	0.98	0.98
Equals: Pro forma weighted average shares [b]	108,391	108,883
Pro forma adjustment [b] – [a]	(2,212)	(2,222)
Nine months ended September 30, 2006	Basic computation	Diluted computation
	(shares in thousands)
Historical weighted average shares of Euronext [a]	111,144	112,017
Times: exchange ratio	0.98	0.98
Equals: Pro forma weighted average shares [b]	108,921	109,777
Pro forma adjustment [b] – [a]	(2,223)	(2,240)

Note 4—Equity

        As of September 30, 2006, the equity of NYSE Euronext consisted of the following (in thousands):

Historical equity of NYSE Group	$1,603,162
Estimated fair value of Euronext	9,650,000
Less: portion of purchase consideration paid in cash (note 2)	(3,000,000)

$8,253,162

INFORMATION ABOUT NYSE GROUP

Overview

        NYSE Group is a holding company that, through its subsidiaries, operates and regulates two securities exchanges: the NYSE and NYSE Arca, Inc. NYSE Group is a leading provider of securities listing, trading and information products and services. NYSE Group was formed in connection with the merger of the NYSE and Archipelago, which was completed on March 7, 2006. Although the trading platforms of the NYSE and NYSE Arca currently operate separately, NYSE Group is actively integrating some of their activities to achieve revenue and cost synergies.

        For the nine months ended September 30, 2006, on a pro forma basis reflecting the merger of the NYSE and Archipelago, NYSE Group generated $1,338.2 million in revenues (excluding activity assessment fees) and $199.6 million in income from continuing operations.

        The NYSE.    The NYSE is the world's largest and most liquid cash equities exchange. The NYSE provides a reliable, orderly, liquid and efficient marketplace where investors meet directly to buy and sell listed companies' common stock and other securities. For 214 years, the NYSE has facilitated capital formation, serving a wide spectrum of participants, including individual and institutional investors, the trading community and listed companies. As of December 31, 2006, 2,713 issuers, which include operating companies, closed-end funds and ETFs, were listed on the NYSE, and the NYSE's listed operating companies represent a total worldwide market capitalization of over $25.0 trillion. During 2006, on an average trading day, approximately 1.67 billion shares, valued at over $63.0 billion, were traded on the NYSE. The NYSE operates an auction market in which orders are electronically transmitted for execution. Specialists on the trading floor are charged with maintaining fair, orderly and continuous trading markets in specific stocks by bringing buyers and sellers together and, when circumstances warrant, adding liquidity by buying and selling stock for their own account. Floor brokers act as agents on the trading floor to facilitate primarily large or complicated orders. In this prospectus, this trading model is referred to as an "agency auction trading model."

        NYSE Arca.    NYSE Arca operates the first open, all-electronic stock exchange in the United States and has one of the leading market positions in the trading of exchange-listed securities and ETFs. NYSE Arca is also an exchange for trading equity options. Through NYSE Arca, customers can trade approximately 8,875 equity securities and over 152,000 option products. NYSE Arca's trading platforms link traders to multiple U.S. market centers and provide customers with fast electronic execution and open, direct and anonymous market access. The technological capabilities of NYSE Arca's trading systems, combined with its trading rules, have allowed NYSE Arca to create a large pool of liquidity that is available to customers internally on NYSE Arca and externally through other market centers. During 2006, on an average trading day, over 822 million shares, valued at over $28.6 billion, were traded through NYSE Arca's trading platforms.

        SIAC.    SIAC, a wholly owned subsidiary of the NYSE, is an important industry resource that has historically provided critical automation and communications services to the NYSE, the American Stock Exchange and other organizations to support order processing, trading and the reporting of market information, among other functions. SIAC also provides system support for certain national market system functions and for important regulatory and administrative activities. On November 1, 2006, NYSE Group purchased from the American Stock Exchange its interest in SIAC for approximately $40.3 million. Prior to that date, the NYSE owned two-thirds of SIAC. As of that date, SIAC became a wholly owned subsidiary of the NYSE. In connection with the transaction, the SIAC shareholders' agreement and the American Stock Exchange's participation in the SIAC facilities management agreement (under which SIAC had previously provided technology services to the NYSE and the American Stock Exchange) were terminated and SIAC agreed to provide substantially reduced services to the American Stock Exchange, as a customer, under a new services agreement. See "Risk Factors—Risks Related to NYSE Euronext's

Business—NYSE Euronext's revenues from SIAC could significantly decrease if SIAC loses major customers."

        NYSE Regulation.    NYSE Group also plays a critical role in the U.S. securities industry through its two SROs. As a not-for-profit company within NYSE Group, NYSE Regulation regulates the activities of member organizations through enforcement of SRO rules and federal securities laws. In addition, NYSE Regulation oversees compliance by listed companies with NYSE Group's financial and corporate governance listing standards. See "Information About NYSE Group—NYSE Regulation" for a discussion of NYSE Group's regulatory business.

History

        NYSE Group was organized under the laws of the state of Delaware in 2005 in connection with the combination of the NYSE and Archipelago.

        NYSE.    The NYSE operates a floor-based auction stock market, with a significant percentage of trades in a particular NYSE-listed stock taking place in a specific place on the floor through or under the supervision of a designated dealer known as a specialist. The specialist oversees trading and is required to maintain a fair and orderly market, acting as both a market maker and auctioneer. The NYSE also provides customers with electronic trading for NYSE-listed securities.

        As technology has become increasingly important in the U.S. securities industry, the NYSE has sought to develop technologies to increase choice and improve service to its customers, and to compete more effectively. In 1976, the NYSE introduced the Designated Order Turnaround® (DOT®) system to electronically route smaller orders directly to the specialist who acts as agent for these orders. Two years later, the NYSE and other exchanges jointly introduced the Intermarket Trading System to provide an electronic link between the NYSE and other exchanges. In 2001, in order to provide its customers with increased choice of execution methods, the NYSE launched NYSE Direct+®, a fully electronic execution trading platform. In addition, in 2006 and 2007, the NYSE has made substantial progress in rolling out the NYSE Hybrid MarketSM, which combines the advantages of the agency auction trading model and those of automatic execution, offering the speed, certainty and anonymity of electronic trading as well as the opportunity for negotiation and price improvement provided by an auction.

        NYSE Arca.    In December 1996, Gerald D. Putnam, NYSE Group's president and co-chief operating officer, co-founded the Archipelago Electronic Communications Network, or the Archipelago ECN, the precursor to the ArcaEx equity trading system, by taking advantage of a market opportunity resulting from the SEC's new order handling rules governing securities trading. These rules were designed to address growing concerns regarding unfair and discriminatory pricing of customer orders for securities, and to promote transparency and enhance execution opportunities for customer orders in U.S. equity markets. See "Industry" for a discussion of industry rules and developments.

        ECNs are electronic trading systems that automatically match buy and sell orders at specified prices, and are registered with the SEC as broker-dealers. The Archipelago ECN was the first ECN to link traders to pools of liquidity throughout the U.S. securities markets. In July 2000, Archipelago partnered with the Pacific Exchange to develop ArcaEx, an all electronic equity trading system. The SEC approved the establishment of ArcaEx and the related rules in October 2001.

        In March 2002, ArcaEx's listed platform became operational and Archipelago began trading Pacific Exchange-listed securities on ArcaEx. By November 2002, Archipelago completed the rollout of exchange-listed securities on ArcaEx, and in April 2003 Archipelago fully integrated its trading platforms and completed the migration of Nasdaq-listed securities from Archipelago ECN to ArcaEx.

        On August 19, 2004, Archipelago completed an initial public offering of its common stock and on September 26, 2005, Archipelago acquired PCX Holdings, Inc. and all of its wholly owned subsidiaries, including the Pacific Exchange and PCX Equities.

Competitive Strengths

        NYSE Group's principal competitive strengths include:

        Leading Global Brand Name and Reputation.    The "New York Stock Exchange" or "NYSE" is among the most well-recognized brand names in the world. For 214 years, the NYSE has facilitated national and global capital formation and symbolized the strength and vitality of the U.S. securities markets. Issuers that list with the NYSE benefit from association with this brand name.

        World's Highest Overall Listing Standards.    The NYSE has the highest overall listing and continued listing standards of any securities marketplace in the world. These listing standards improve the prestige and value of a NYSE listing. In addition, through NYSE Arca, NYSE Group provides a venue for issuers to list and trade securities that do not initially qualify to list under the NYSE's criteria. NYSE Group's listing venues provide issuers with unique benefits, including the affiliation with one of the world's leading brands, superior market quality based on measures such as liquidity and volatility, and a wide range of value-added products and services.

        World's Largest Equities Market.    NYSE Group operates the world's largest market for listing and trading cash equity securities and is one of the industry leaders for the trading of ETFs. In 2006, proceeds raised from initial public offerings of equity securities of U.S. domestic and non-U.S. companies and closed-end funds on the NYSE totaled approximately $35.7 billion, more than twice as much as any other U.S. market and more than the amount raised by domestic companies on any non-U.S. market. NYSE Group also operates the largest market for trading equity securities in the world and provides a highly liquid trading market for its listed stocks. As of December 31, 2006, the combined dollar value of transaction volumes of the NYSE and NYSE Arca represented approximately $21.8 trillion dollars, which was greater than the value of trading of Nasdaq ($11.8 trillion), the London Stock Exchange ($7.6 trillion), the Tokyo Stock Exchange ($5.8 trillion), Euronext ($3.8 trillion) and the Deutsche Börse ($2.7 trillion).

        Broad Range of Products and Services.    NYSE Group provides its customers with diverse platforms for the trading of listed and OTC equities, ETFs, fixed income products and options products, as well as two listing venues for quality companies seeking access to the public markets. By operating multi-asset class markets that offer an expanded and enhanced range of products and services, NYSE Group believes that it is reinforcing its leadership position in the global securities market. Through the NYSE and NYSE Arca, NYSE Group offers multiple opportunities to trade cash equity securities, and NYSE Group believes that it provides deeper liquidity, lower volatility and execution costs and the best quoted prices. NYSE Group also believe the combined breadth of its product offerings will create new opportunities to offer its customers a broader array of market data products and services.

        Strong and Effective Regulation.    NYSE Group believes that its independent regulatory structure and high listing standards enhance its reputation and that of its listed companies and member organizations. NYSE Regulation, which operates as a not-for-profit entity, monitors and examines member organizations for, and enforces compliance with, federal securities laws and the rules of the NYSE and NYSE Arca. NYSE Regulation also oversees compliance by NYSE Group's listed companies with its financial and corporate governance listing standards. NYSE Group believes that its high original and continued listing requirements have helped NYSE Group maintain a strong brand name, which by association benefits its listed companies.

Recent Acquisitions/Strategic Investments/Alliances

        National Stock Exchange of India.    On January 10, 2007, NYSE Group announced that it signed a definitive agreement to acquire a 5% equity position in the Mumbai-based National Stock Exchange of India Limited, the maximum investment permitted by a foreign investor in a stock exchange under the securities laws of India. NYSE Group will purchase the shares of National Stock Exchange of India for U.S.$115 million in cash from a consortium of selling shareholders, including ICICI Bank Limited, Industrial Finance Corporation of India Limited, IL&FS Trust Company Limited, Punjab National Bank, and General Insurance Corporation of India. The closing of the transaction is expected to take place during the first quarter of 2007, subject to obtaining certain approvals from various government agencies in India.

        TransactTools, Inc.    In January 2007, NYSE Group completed the acquisition of TransactTools, a leader in electronic trading connectivity solutions for the global financial services industry. TransactTools' flagship platform, TCM, was launched in 2001 as the industry's first enterprise platform for transactional connectivity management. It remains the only end-to-end solution of its kind, providing transaction management across protocols and markets through the world's highest-performing financial messaging engine and an integrated suite of business applications. TransactTools' customer base currently includes 17 of the world's 20 largest securities firms.

        Trade Reporting Facility.    In October 2006, NYSE Group announced that it had entered into discussions with NASD to create a trade reporting facility (TRF) serving NYSE Group customers reporting off-exchange trades in all listed NMS stocks. In January 2007, the NYSE and NASD created a limited liability company to run the NASD/NYSE Trade Reporting Facility. The new TRF is expected to be launched in March 2007, and will conform to the SEC's recent approval of NASD's new trade reporting arrangement. It is anticipated that the new TRF will enhance the range of trading products and services provided by NYSE Group to its customers by offering a reliable and competitively priced venue to report internally executed transactions.

        Marco Polo Network Inc.    On September 18, 2006, NYSE Group announced that it had acquired an equity stake in Marco Polo Network Inc. Through its local exchange and brokerage relationships, Marco Polo Network offers intra-market connectivity and routing to brokers and exchanges in more than 40 emerging markets. Together, these markets provide investors with access to more than 90% of the MSCI emerging markets index.

        MatchPoint Trading.    On July 17, 2006, NYSE Group acquired MatchPoint Trading, Inc., a financial services technology company specializing in call market trading and technologies. MatchPoint has developed a proprietary electronic equity crossing system that matches aggregated orders at predetermined and distinct times, at prices that are derived from the primary market for securities (the NYSE, the American Stock Exchange and Nasdaq), enabling MatchPoint technology to operate multiple matches each with a unique benchmark pricing model. MatchPoint can also process internal crosses for single participants and seamlessly enables residuals to participate in scheduled crossing sessions. It is anticipated that MatchPoint's expansive and innovative trading technology will enhance the suite of crossing services provided by the NYSE in the second quarter of 2007.

        Tokyo Stock Exchange.    On January 31, 2007, NYSE Group and Tokyo Stock Exchange, Inc. signed a letter of intent that established a strategic alliance to jointly develop and explore new opportunities in trading systems and technology, investor and issuer services, investment products, and governance and regulation. The agreement, which is non-exclusive, also may serve as a precursor for a potential capital alliance between NYSE Group and Tokyo Stock Exchange at some point in the future. Tokyo Stock Exchange is the premier exchange for Japanese cash equities and derivative products from the perspective of investors both in Japan and abroad.

The NYSE and NYSE Arca

        NYSE Group's business includes two market centers: (1) the NYSE and (2) NYSE Arca. The NYSE's business is operated mainly through two separate entities:

  •
  New York Stock Exchange LLC. The NYSE is the entity registered as a national securities exchange. The NYSE holds all of the equity interests of NYSE Market, NYSE Regulation and SIAC.

  •
  NYSE Market, Inc. NYSE Market, Inc. is a wholly owned subsidiary of New York Stock Exchange LLC. NYSE Market conducts the market activities of the New York Stock Exchange.

NYSE Arca's business is operated mainly through three separate subsidiaries:

  •
  NYSE Arca, LLC and NYSE Arca Equities, Inc. NYSE Arca, LLC and NYSE Arca Equities operate an all electronic trading venue for (1) equity securities listed with NYSE Arca, Inc., the NYSE, Nasdaq and the American Stock Exchange, and (2) ETFs.

  •
  NYSE Arca, Inc. NYSE Arca, Inc. operates an exchange for trading equity options listed on national markets and exchanges including the facilities, technology, systems and regulatory surveillance and compliance services required for the operation of a marketplace for trading options.

The regulatory activities of the NYSE and NYSE Arca, Inc. are conducted by NYSE Regulation, Inc. NYSE Regulation is a New York not-for-profit corporation whose sole equity member is New York Stock Exchange LLC. For a more detailed description of the activities of NYSE Regulation, see "Information About NYSE Group—NYSE Regulation."

  Listings Business

        As of December 31, 2006, approximately 2,713 issuers were listed on the NYSE. NYSE's listed operating companies represented a combined global market valuation of approximately $25.1 trillion as of that date. As of December 31, 2006, 28 of the 30 publicly traded companies that constitute the Dow Jones Industrial Average and 85.0% of the stocks included in the S&P 500 Index were listed on the NYSE. As of December 31, 2006, the NYSE's roster of listed companies includes 451 non-U.S. companies from approximately 47 countries with a U.S.-publicly-held float of approximately $1.3 trillion and a total global market valuation of approximately $9.7 trillion.

        As of December 31, 2006, there were approximately 136 issuers listed on NYSE Arca, Inc. 33 of these companies were exclusively listed on NYSE Arca, Inc. and 103 were dually listed on the NYSE, the American Stock Exchange or Nasdaq.

        Fees are paid by companies when they initially list on the NYSE and NYSE Arca, Inc. and annually thereafter. Listing fees, which are subject to a minimum and maximum amount, are based on the number of shares that a company lists with the NYSE or NYSE Arca, Inc., as applicable. Annual fees are charged on the outstanding shares of the company at the end of each year and are subject to a minimum and maximum fee. Listed companies also pay fees in connection with corporate transactions involving the issuance of new shares, such as stock splits, rights issues, sales of additional securities and mergers and acquisitions. Non-U.S. companies pay fees based on the number of listed securities issued or held in the United States.

        NYSE Group is in the unique position of offering its customers the option of using either floor-based auction trading or electronic trading through NYSE Direct+® for NYSE-listed stocks, which is being further enhanced through the rollout of NYSE Hybrid MarketSM. NYSE-listed stocks show consistently lower volatility and execution costs than comparable stocks listed on other venues. For example, based on a recent study of 67 NYSE-listed companies that transferred from Nasdaq between 2002-2005, the average intraday volatility for these companies was reduced by 48% following their transfer from Nasdaq, while average execution costs were reduced by 38%. These results are attributable to both the extraordinary natural liquidity that resides at the NYSE and the role of the NYSE specialists, who have an affirmative obligation to cushion price movement and reduce volatility.

        The NYSE generally produces the best quoted prices in NYSE-listed stocks and warrants, and offered the national best bid and offer 81.5% of the time in 2006. During the same time period, NYSE Arca set the national best bid and offer 8.3% of the time in NYSE-listed securities. On a combined basis, the market centers of the NYSE Group provided the best quoted prices in NYSE-listed stocks and warrants 89.8% of the time during 2006.

        Through NYSE Arca, customers can trade equity securities, ETFs and other derivative products in an all-electronic environment. NYSE Arca also provides customers with a venue for trading equity options listed on exchanges. NYSE Arca's core trading technology platform is highly reliable, efficient, and scalable, and NYSE Group is actively developing applications to leverage this technology for use in other asset classes including options and fixed income. NYSE Arca's industry leading system is designed to accept up to 38,000 orders per second and to provide up to 3,400 simultaneous customer connections. During the first half of 2006, the system handled an average of approximately 52.3 million orders daily and approximately 2.8 million trades daily, with a capacity to handle 20 million trades daily. NYSE Arca's electronic systems also provide customers with broad capabilities, including diverse order types and other functionality to meet customers' needs for speed and immediacy.

  New Listings

        NYSE Group relies on new listings to maintain its competitive position in the United States and global markets. From 2001 to 2006, 830 U.S. and international companies listed on the NYSE. This included 190 closed-end funds, 183 transfers from other markets, 58 spin-offs and 264 domestic operating company initial public offerings and 123 international operating company initial public offerings and quotations. Among the domestic initial public offerings of securities qualified to be listed on the NYSE from January 1, 2001 to June 30, 2006, the capital raised by companies listing on the NYSE represented approximately 90% of the aggregate proceeds raised in all qualified offerings. From 2001 to 2006, 121 companies transferred their listing from Nasdaq to the NYSE. During that same period, only five companies voluntarily transferred from the NYSE to Nasdaq. Two additional companies elected to transfer to Nasdaq in advance of SEC approval of recent amendments made to NYSE's continued listing standards that would have resulted in such companies being deemed below compliance.

        In addition, since March 8, 2006, seven operating companies and 19 ETFs listed on NYSE Arca, Inc.

        A key to the NYSE's past success and future growth is its ability to list and retain non-U.S. companies. Generally, international companies are attracted to the U.S. and the NYSE to take advantage of the deep and diverse investor base, to signal that they meet the world's most stringent overall listing standards and to take their place alongside other global leaders. From 2001 to 2006, 167 international companies have listed on the NYSE.

        The NYSE actively pursues new closed-end fund listings. From 2001 to 2006, 190 closed-end funds have listed on the NYSE, raising over $88.11 billion in proceeds in their initial public offerings. This represents 76.3% of the funds qualified to list and 82.0% of the total closed-end fund qualified proceeds. As of December 31, 2006, the NYSE lists 485 closed-end funds.

        Since 1988, the NYSE has supported the capital raising needs of companies qualified to list on the NYSE by providing a market for both debt and equity structured products—such as capital securities, mandatory convertibles, repackaged securities and equity-linked index-linked securities—and for debt securities traded on the trading floor. The number of new issuances and redemptions of these securities in any given year depends on many external factors, including interest rate levels and changes, economic conditions and financial regulation. As of December 31, 2006, the NYSE's structured products group listed approximately 544 securities, with an aggregate market value of $139 billion.

        NYSE Group is also at the forefront of growth in listing and trading ETFs. ETFs are open-end investment products listed and traded in the secondary marketplace by a broad range of investors. The U.S. ETF marketplace now has over 374 listings, of which the NYSE Group had 135 listings as of December 31, 2006. On July 20, 2005, Barclays Global Investors, the largest issuer of ETFs, announced its intention to transfer up to 61 listings to the NYSE and 20 listings to NYSE Arca, Inc. from the American Stock Exchange over the course of 2005-2007. As of December 31, 2006, 40 of these ETFs had transferred to the NYSE and 19 of the ETFs had transferred to NYSE Arca, Inc.

  Listing Standards

        The NYSE and NYSE Arca, Inc. require that companies seeking to list securities meet minimum financial, distribution and corporate governance criteria. While in recent years the corporate governance criteria imposed by the various U.S. markets have become substantially similar, the NYSE's overall listing standards have traditionally been, and continue to be, the most stringent of any securities marketplace in the world. Once listed, companies must meet continued listing standards. All standards are periodically reviewed to ensure that the NYSE attracts and retains the strongest companies with sustainable business models.

        NYSE Group plans to leverage the NYSE brand to continue to build NYSE Arca, Inc.'s listing business. NYSE Group expects NYSE Arca, Inc.'s pending listing standards will extend the NYSE's current focus on quality companies to growing companies that initially do not meet the NYSE's stringent listing standards. NYSE Arca, Inc.'s listing venue will provide issuers with many of the benefits that are provided to NYSE-listed companies, including an affiliation with one of the world's leading brands, exceptional market quality and a wide range of value added products and services. By leveraging the NYSE brand across two listings platforms, NYSE Group believes it will be better positioned to serve a broader segment of corporate issuers.

        Each year, a number of companies cease to be listed on the NYSE, mostly as a result of normal corporate actions, such as mergers and acquisitions. From 2001 to 2006, approximately 26% of the 851 delistings from the NYSE resulted from the failure by the delisted company to comply with the NYSE's quantitative and/or qualitative continued listing standards. Over this period, new listings on the NYSE have kept the NYSE's overall number of listed companies at a relatively constant level.

  Client Service

        NYSE Group has a team of professionals dedicated to serving the needs of its listed company community. These "client service managers" meet with their assigned listed companies individually and in regional executive forums that are scheduled by NYSE Group. They provide value by keeping issuers aware of market trends, market structure initiatives and developments in governance and regulation. NYSE Group believes that executives of listed companies place a high value on their relationship with their client service manager and on superior market quality, association with leading brands, global visibility, and unique marketing services that NYSE Group provides. Client retention is consistently very high (i.e., greater than 99.9%).

        NYSE Group offers a variety of services to its listed companies, including the ability to leverage the NYSE brand in reaching out to existing and prospective investors. It sponsors virtual forums, as well as domestic and international conferences, to provide issuers access to global institutional and retail investors. NYSEnet, a password-protected website for senior executives, provides data relating to proprietary trading, institutional ownership-and market activity. The NYSE has also developed eGovDirect.comSM for use by listed companies, which is an interactive, web-based tool that helps listed companies meet their NYSE governance and compliance requirements efficiently and economically; as of December 31, 2006, approximately 1,667 NYSE-listed companies and closed-end funds were registered for access to this site. In addition, NYSE Group believes that its executive education programs and the opportunities they offer to network with policy makers and fellow corporate executives are highly valued by the leaders of NYSE-and NYSE Arca, Inc.-listed companies. Moreover, NYSE Group uses a range of advertising media, including print and radio, among others, to promote its listed companies through a variety of ongoing campaigns.

  Options Business

        Through NYSE Arca, Inc., NYSE Arca operates a marketplace for trading options on exchange-listed securities. The underlying securities are listed and trade on NYSE Arca, the NYSE, the American Stock Exchange and Nasdaq.

        NYSE Arca's option market center includes the trading facilities, technology and systems for trading options as well as regulatory, surveillance and compliance services. It also provides listing services for options on stocks that meet certain minimum criteria. NYSE Arca's options business trades approximately 800,000 contracts each day on more than 1,700 stocks.

        NYSE Arca's options business uses a technology platform and market structure that is designed to enhance the speed and quality of trade execution for its customers and to attract additional sources of liquidity by allowing market makers to have access to its markets remotely and by integrating floor-based participants and remote market makers. On July 28, 2006, NYSE Arca, Inc. received SEC approval to operate a new platform for options called NYSE Arca Options trading with technology based on the architecture of its equities trading platform. NYSE Arca launched the NYSE Arca Options platform on August 7, 2006, and completed the rollout of almost 2,000 option issues to the new trading platform in October 2006. NYSE Arca Options replaced the PCX+ platform. The revenue from NYSE Arca's options business is primarily derived from transaction execution services and market data services in a real-time or summary basis.

        NYSE Group refers to permitted users of NYSE Arca, Inc.'s options trading system as "options trading permit holders." Any qualified broker-dealer who wishes to trade on NYSE Arca, Inc.'s options trading system may obtain an options trading permit from NYSE Arca, Inc.

        Options Listing.    Under the rules of NYSE Arca, Inc. in order to list an option on a stock, there must be at least seven million shares of the underlying stock available for public trading, with at least 2,000 holders of the security. In addition, there must be active public trading in the underlying stock, and that stock must meet certain minimum price tests. These rules also include specialized criteria for listing options on certain types of securities, such as shares of index funds or ETFs, trust-issued receipts and American Depositary Receipts. Compliance with these rules and criteria are monitored and determined by NYSE Arca, Inc.

        Options Products.    Options contracts are contracts with standardized terms that give the buyer the right, but not the obligation, to buy or sell a particular stock or stock index at a fixed price (the strike price) for a specified period of time (until the expiration date). Options are used in various ways by a range of investors with different goals and strategies, such as protecting equities portfolios by using options as a hedge and buying puts as a protection against unexpected declines in price, or speculating on the direction of a stock price by purchasing puts or calls in anticipation of a stock's directional movement and hope of return on risk.

        Options Clearing and Settlement.    All options contracts traded on NYSE Arca's options exchange as well as other U.S. securities exchanges are issued and cleared by The Options Clearing Corporation (referred to in this prospectus as the OCC), a clearing corporation registered with the SEC and owned by member options exchanges, including NYSE Arca, Inc. The OCC, which issues and clears all U.S-listed options, as well as certain futures and options on futures on a number of underlying financial assets, including common stocks, currencies, stock indices and interest rate composites, is among the world's largest clearing organizations for options and equity derivatives.

        Options Transaction Fees.    In conjunction with the rollout of the new options platform, NYSE Arca introduced a new pricing schedule that provides greater cost efficiencies for options investors. Effective August 1, 2006, transaction fees for Market Makers were reduced from $0.26 per contract to $0.16 per contract; transaction fees for Lead Market Makers were reduced from $0.26 per contract to $0.09 per contract; and transaction fees for Electronic Broker Dealer transactions were reduced from a combined total of $0.51 to $0.50 per contract. One Options Trading Permit (OTP) for Market Makers is $4,000 per month per OTP. Each OTP entitles market makers to quote in an expanded number of products of their choosing. Four Market Maker OTP permits, totaling $16,000, allows trading in all exchange products. OTP firms acting as Lead Market Makers are assessed a fee for LMM Rights on a per issue basis in addition to the OTP Trade Participant Rights. LMMs Rights per issue range from $150 to $3,000 per month. OTP Rights for order entry firms increased from $750 to $1,000 per month. OTP Rights for Floor Brokers dropped from $1,500 to $1,000 per month. The Cancellation fee was phased out with the introduction of the new trading platform. All application and surcharge fees were eliminated.

        On January 26, 2007, the SEC initiated a pilot program among the U.S. equity options exchanges to quote and trade thirteen listed options and ETFs in penny increments, instead of the current industry standard of quoting and trading options in five or ten cent increments. In connection with this penny pilot program, NYSE Arca instituted a new pricing model for trading in the thirteen options included in the pilot as part of its ongoing effort to attract superior levels of liquidity and price discovery at its market center. Under the new pricing structure, penny pilot issues that trade electronically will be subject to fees that reward trading participants by providing them with a credit on all transactions that add liquidity. Specifically, market makers that have a resting order or quote will receive a $0.30 per contract credit upon execution; broker dealers and retail customers will receive a $0.25 per contract credit when their resting orders result in an execution. Under this new rate schedule, electronic penny pilot executions that take liquidity will be assessed $0.50 per contract regardless of the trading participant. In addition, marketing charges will not be assessed on any penny pilot execution.

  Order Execution Business

        One of NYSE Group's primary functions is to ensure that orders to purchase and sell securities are conducted in a reliable, orderly, liquid and efficient manner. Order execution occurs through a variety of means, and NYSE Group seeks to continue to develop additional and more efficient mechanisms of trade.

        Auction Market.    One of the primary means for order execution is through the NYSE's auction market, in which orders are electronically transmitted for execution. Specialists at various locations on the trading floor are charged with maintaining fair, orderly and continuous trading markets by bringing buyers and sellers together and, in the relative absence of orders to buy or sell their assigned stock, adding liquidity by buying and selling the assigned stock for their own accounts. Floor brokers act as agents on the trading floor to handle customer orders.

        Effective December 1, 2006, the NYSE implemented new transaction fees on NYSE-listed equities traded on the NYSE, which are based on a fixed rate of $0.000275 per share. In addition, the NYSE eliminated specialist commissions on transactions in their assigned NYSE-listed securities, including exchange traded funds (ETFs), and implemented a transaction revenue sharing program with specialist firms. For orders pertaining to NYSE-listed equities that are routed to other market centers for execution, the NYSE currently charges a rate of $0.000275 per share; however, the NYSE intends to file a rule change with the SEC shortly to increase the rate for such orders in order to recoup a significant portion of the expenses it incurs from other market centers for these transactions.

        Electronic Trading.    Order execution also occurs through the NYSE's electronic trading platform, the NYSE Hybrid MarketSM, which combines auction-based and electronic trading for equities listed on the NYSE. The NYSE Hybrid MarketSM is intended to provide investors greater access, faster executions and more trading choices through greater use of technology, while enhancing the benefits provided by specialists and floor brokers.

        NYSE Arca operates two all-electronic equity securities trading systems, one for trading NYSE-, American Stock Exchange- and other exchange-listed securities, and another for trading Nasdaq-listed equity securities. These trading systems offer a variety of execution-related services, including NYSE Arca's "best execution routing" capability and routing services through the NYSE's DOT® system. NYSE Arca's systems operate on three simple but fundamental principles: fast electronic execution, transparency, and open market access. On NYSE Arca, buyers and sellers meet directly in an electronic environment governed by trading rules designed to reflect these three fundamental principles.

        The rules governing trading on NYSE Arca require execution of orders, without discretion, in accordance with the principles of openness, fairness and equal access. These trading rules are predicated on "price-time priority" within NYSE Arca, which requires execution of orders at the best available price and, if orders are posted at the same price, based on the time the order is entered on the trading system. NYSE Arca's electronic matching and routing systems actively search across multiple market centers and either match orders internally or route orders out to the best bid or offer displayed in the market using NYSE Arca's "best execution routing" capability. The technological capabilities of NYSE Arca's trading systems, together with its trading rules, have allowed NYSE Arca to create a large pool of liquidity available to its customers internally on NYSE Arca or externally through other markets.

        On NYSE Arca, buyers and sellers can view the NYSE Arca open limit order book, which displays orders simultaneously to both the buyer and the seller. Buyers and sellers can submit these orders on an anonymous basis if they so choose. Once orders are submitted, all trades are executed in the manner designated by the party entering the order, which is often at prices equal to or better than the national best bid or offer. The national best bid or offer is the highest bid or lowest offer quote reported to the Consolidated Quote and Nasdaq pursuant to the quotation and transactions reporting plans. See "Industry." Buy orders and sell orders are posted on NYSE Arca in price order (best to worst) and then if prices are the same, they are ordered based on the time the buy order or sell order was posted (earliest to latest). NYSE Arca users may choose to have their unexecuted orders left on NYSE Arca's open order book, returned to them, or routed to other markets using NYSE Arca's "best execution routing" capability.

        NYSE Group refers to permitted users of NYSE Arca's equity trading systems as "equity trading permit holders." Any qualified broker-dealer who wishes to trade on NYSE Arca's equity trading systems may obtain an ETP from NYSE Arca, Inc.

        For equity securities, NYSE Arca charges a per share fee (denominated in tenths of a cent per share) to each customer that executed against a buy order or sell order posted internally on the NYSE Arca system. NYSE Arca refers to these customers when they purchase or sell securities as "liquidity takers," as they removed liquidity from the NYSE Arca system. A liquidity taker may be either a purchaser or a seller, and is distinguished from a "liquidity provider" generally by the type of buy order or sell order it posts on NYSE Arca's system. A liquidity provider will likely enter a non-marketable limit order on the NYSE Arca system (i.e., either a limit order to buy a security with a limit price below the best offer or a limit order to sell a security with a limit price above the best bid). Non-marketable limit orders are placed on the NYSE Arca limit order book and await execution. A liquidity taker, on the other hand, is likely to enter a marketable limit order (i.e., a limit order to buy a security with a limit price at or above the best offer or a limit order to sell a security with a limit price at or below the best bid for that security). Accordingly, liquidity providers generally "post" buy orders or sell orders that are subsequently executed against by the sell order or buy order, as the case may be, of a customer that is the liquidity taker. As discussed below, NYSE Arca pays liquidity providers a per share fee for posting buy orders and sell orders on NYSE Arca's system.

        NYSE Arca also charges a per share fee (denominated in tenths of a cent per share) to customers whose orders of equity securities were routed out to an external market center displaying the best buy order or sell order in the market for a particular security.

        Effective October 1, 2006, NYSE Arca changed its rates for trading NYSE-listed securities as follows: (i) the rate for removing liquidity from NYSE Arca increased from $0.001 per share to $0.003 per share; and (ii) NYSE Arca rebates $0.002 per share for the provision of liquidity.

  Fixed Income Business

        The NYSE also operates the largest centralized bond market of any U.S. exchange or other self-regulatory organization. A broad selection of bonds is traded on the NYSE, such as corporate (including convertibles), agency and government bonds. The trading volume of bonds on the NYSE is primarily in corporate bonds, with approximately 94% of this volume in non-convertible bonds. Bonds trade on the NYSE through the NYSE's ABS®, a screen-based system used by NYSE member organization subscribers, which was implemented in 1977. ABS® maintains and displays priced bond orders and matches those orders on a strict price and time-priority basis. It also reports real-time quotes and trades to market data vendors.

        Key competitors to ABS® include inter-dealer brokers that conduct business over the telephone and electronically, other multi-dealer trading companies and electronic trading venues such as MarketAxess and BondDesk. The requirement that bonds must list on the NYSE in order to be traded on the NYSE's ABS® system has limited ABS® growth in recent years, with the total value traded on ABS® at $418 million through December 31, 2006, compared to $956 million in 2005, $1.3 billion in 2004 and $2.5 billion in 2003.

        On November 16, 2006, the SEC approved an exemption that allows NYSE members and member organizations to trade on an unlisted basis corporate bonds issued by NYSE-listed equity issuers and their wholly owned subsidiaries. This will allow trading in approximately 6,000 bonds, compared to the approximately 1,000 bonds currently listed on the NYSE. In addition, NYSE Arca has developed a new fixed income platform which the NYSE plans to utilize to replace the current ABS® technology. This platform offers greater execution speed, capacity, functionality and reliability. The NYSE has filed rules with the SEC relating to this platform, called "NYSE Bonds", that must be approved prior to its rollout.

  Indices & Index Services

        Index Calculation Services.    NYSE Arca offers an index calculation service for investment ideas that ultimately serves as the reference indicator for ETFs and other structured products. Custom index calculation is an important component to the development of traded products on the exchange, and allows the exchange to leverage its technology and understanding of traded products to better serve investors. Additionally, NYSE Arca provides various intra-day ETF fund valuation services to the ETF issuers and trading community. All of the Index Services are designed to offer our clients more tools and services to support the listing and trading.

        NYSE Group Indices.    NYSE Group has created six benchmark indices. The NYSE established its first index, the NYSE Composite Index, in 1966 to provide a comprehensive measure of the performance of all of the common stocks listed on the NYSE. Four other NYSE-branded indices were launched in June 2002, all of which are composed entirely of NYSE-listed companies. The March 2006 merger with Archipelago expanded the existing offerings with the addition of the NYSE Arca Tech 100 Index. The NYSE has licensed the NYSE Composite Index and the NYSE U.S. 100 Index to Barclays Global Investors, N.A. for use in replicating the performance of the indices in the iShares NYSE Composite Index Fund and the iShares NYSE U.S. 100 Index Fund.

        The NYSE Composite Index is designed to measure the performance of all common stocks listed on the NYSE, including REITs, tracking stocks and common equity and ADR listings of foreign companies. The NYSE Composite consists of over 2,000 U.S. and non-U.S. stocks. The index utilizes a transparent, rule-based methodology which includes free-float market cap weighting. The total float- adjusted market capitalization as of December 31, 2006 was more than $20 trillion. All companies in the NYSE Composite have to meet the initial listing standards of the NYSE, providing a base level of quality for the index's potential components. In addition to serving as a broad-based benchmark, the NYSE Composite establishes a universe from which other NYSE-branded indices are derived.

        The NYSE U.S. 100 Index is designed to measure the performance of the largest 100 U.S. stocks listed on the NYSE. The index had a total market capitalization as of December 31, 2006 of over $7.2 trillion. The component companies of this index, ranked by market capitalization, are major market participants, most of which are well known household names.

        The NYSE International 100 Index is designed to measure the performance of the largest 100 non-U.S. stocks listed on the NYSE. All 100 components are ADRs from 19 different countries that trade on the NYSE. The index had a total market capitalization as of December 31, 2006 of over $5.7 trillion.

        The NYSE World Leaders Index consists of components from the NYSE U.S. 100 and the International 100 indices. It tracks the performance of 200 leading companies across 19 countries. The index had a total market capitalization as of December 31, 2006 of approximately $13.0 trillion.

        The NYSE TMT index measures the performance of the largest 100 NYSE-listed U.S. and non-U.S. stocks in three sectors: Technology, Media and Telecommunications (TMT). The index had a total market capitalization as of December 31, 2006 of approximately $2.1 trillion.

        The NYSE Arca Tech 100 Index (formerly the ArcaEx Tech 100 Index) is a price weighted, broad based index of 100 securities, established in 1982. Modeled as a multi-industry technology index, the objective of the NYSE Arca Tech 100 Index is to provide a benchmark for measuring the performance of companies using technology innovation across a broad spectrum of industries: computer hardware, software, semiconductors, telecommunications, data storage and processing, electronics and biotechnology, to name just a few. NYSE Arca Tech 100 Index is a tech sector equivalent to the Dow Jones Industrial Average and is a market indicator used by mutual fund rating services, analysts, asset managers and private investors to gauge the overall performance of the technology sector of the U.S. equity market. On July 28, 2006 the Exchange Traded Trust filed a registration statement to create an ETF replicating the performance of the NYSE Arca Tech 100 Index.

  Market Data Business

        NYSE Group collects and distributes market data, including real-time information relating to securities quotations, limit orders and the prices at which securities transactions take place. The broad distribution of accurate and reliable real-time market data is essential to the proper functioning of any securities market because it enables market professionals and investors to make trading decisions. NYSE Group believes that the quality of its market data, and the ability of traders to act on that data, attract order flow to the NYSE and NYSE Arca for execution and reinforce the NYSE brand. The pricing for market data products must be approved by the SEC on the basis of whether prices are fair, reasonable and not unreasonably discriminatory. For a discussion of recent regulatory changes affecting market data, see "Regulation—U.S. Regulation—Recent U.S. Regulatory Developments."

        NYSE Group's market data activity is divided into two parts: consolidated data services and proprietary data products.

  Consolidated Data Services

        The SEC requires securities markets to join together in consolidating their bids, offers and last sale prices for each security, and to provide this information to the public on an integrated basis. NYSE Group works with other markets to make this market data available on a consolidated basis on what is often referred to as the "consolidated tape." This intermarket cooperative effort provides the investing public with the reported transaction prices and the best bid and offer for each security, regardless of the market to which a quote is reported or on which a trade takes place.

        Last sale prices and quotes in NYSE-listed securities are disseminated through Tape A, which constitutes the majority of the NYSE's revenues from consortium-based market data revenues. NYSE Group also receives a share of the revenues from Tape B and Tape C, which represents data related to trading of securities (including ETFs) that are listed on Nasdaq, the American Stock Exchange, and other regional exchanges.

  Proprietary Data Products

        NYSE Group makes certain market data available independently of other markets. The NYSE packages this market data as:

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  trading products (such as NYSE OpenBook®, through which the NYSE makes available all limit orders); and

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  analytic products (such as TAQ Data, NYSE Broker Volume® and a variety of other databases that are made available other than in real-time and that are generally used by analytic traders, researchers and academics).

        These products are proprietary to NYSE Group, and NYSE Group does not share the revenues that it generates from these products with other markets.

        Over the past two decades, NYSE Group has expanded its market data business by tapping new markets, in particular nonprofessional subscribers, the cable television audience and customers interested in NYSE Group's proprietary data products. Revenues for NYSE Group proprietary data products have grown significantly over the last few years, fueled in large part by the success of NYSE OpenBook®, which the NYSE introduced in 2002. The advent of trading in penny increments and the accelerated use of "black box" trading tools accelerated the success of NYSE OpenBook®.

        NYSE Arca also makes certain market data available independent of other markets, including the following products:

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  ArcaVision®. ArcaVision® offers analytic tools that go beyond the traditional trading data that is available to customers. NYSE Arca developed ArcaVision® in response to customer demand for increasingly detailed analyses of trading patterns, and it is designed to provide customers with critical market data on particular stocks. The ArcaVision® website is available to issuers listed on NYSE Arca, customers executing trades on NYSE Arca, and the general public. ArcaVision®'s sophisticated system enables NYSE Arca to customize the views available to each user to meet their specific needs.

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  ArcaBook®. ArcaBook® displays the limit order book of securities traded on the NYSE Arca trading platform in real time.

  NYSE Trading Floor

        The NYSE operates approximately 36,000 square feet of contiguous trading floor space where specialists, floor brokers and clerks engage in the purchase and sale of securities. As of December 31, 2006, there were 307 specialists, 660 floor brokers and 1,753 clerks conducting business on the NYSE's trading floor. The NYSE derives revenues from these specialists, brokers and clerks by providing them with various products and services, including space, necessary for them to engage in the purchase and sale of securities on the trading floor.

  The NYSE Hybrid MarketSM Initiative

        On March 22, 2006, the SEC approved the NYSE Hybrid MarketSM, which combines auction-based and electronic trading for equities listed on the NYSE. This initiative is NYSE Group's response to the request from both market professionals and individual investors for greater choice and flexibility in buying and selling stocks on the NYSE. The NYSE Hybrid MarketSM is also NYSE Group's strategy for adapting to the revised "trade through" rule adopted by the SEC on April 6, 2005 as a part of Regulation NMS, which prohibits trading-through of quotations that are displayed by another market and immediately accessible through automatic execution.

        The NYSE Hybrid MarketSM is intended to emulate, in a primarily automatic-execution environment, the features of the traditional auction market that have provided stable, liquid and less volatile markets, as well as provide the opportunity for price improvement. The NYSE Hybrid MarketSM expands the availability of the NYSE's current automatic execution service (NYSE Direct+®), which provides order execution at sub-second speed. The NYSE Hybrid MarketSM features the following:

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  All quotes are automatically and continuously refreshed and reflect the combined liquidity of the NYSE Display Book® and the electronic interest of trading floor broker agents and the specialist. Limit orders are published in real time. This structure facilitates the ability of brokers and specialists to interact with supply and demand and to scale interest and provide price improvement to incoming electronic orders seeking liquidity.

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  Customers will have the choice of auction representation and the opportunity for price improvement over the published best bid and offer. The NYSE's prior auction model primarily provided price improvement for more than 25% of incoming orders, most obtaining improvement better than the midpoint of the quote spread. Customers now have a choice: speed of electronic trading or price improvement opportunities afforded through the auction.

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  Specialists and floor brokers supplement liquidity to stabilize price movements in both the automated and auction components of the NYSE Hybrid MarketSM through the use of floor broker agency interest files, specialist layered interest files and specialist algorithmic interaction with orders. As such, both electronically and manually executed orders may benefit from the value added by specialists in committing capital and providing depth to the market, and from the competition among electronic orders, as well as those represented by floor brokers. Floor brokers participate both electronically and in person, using human judgment to process large or complex orders more effectively than would otherwise be possible on a solely electronic platform.

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  Time restrictions between the entry of orders by the same beneficial owner on NYSE Direct+® have been eliminated. All limit and market orders will be accepted for trades up to the maximum supported order size: 3,000,000 shares for ETFs and 1,000,000 for equity securities.

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  Those customers that desire sub-second, automatic trade execution continue to have access to floor liquidity. Customers with buy and sell orders beyond the size of the best bid or offer now have the ability to "sweep the book" or designate individual orders to trade at multiple price points subject to certain limitations, including the Liquidity Replenishment PointsSM or "LRPs" described below.

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  In order to preserve the lower volatility that has characterized trading on the NYSE, pre-determined and published LRPs have been implemented to limit severe price moves. When activated, LRPs allow integration of the electronic market with the auction market for one transaction, thus enabling the specialist to elicit additional trading interest.

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  All better-priced top-of-book bids and offers entitled to protection under Regulation NMS in all other automated markets are immediately accessed, unless customers are provided the same price on the NYSE. All incoming orders from all competing market centers will be automatically executed at the displayed best price. This will create an environment in which best prices will be protected from inferior-priced trade executions regardless of where an order is entered, and without human interaction.

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  As part of the NYSE Hybrid MarketSM initiative, the NYSE further automated routine specialist tasks and created a new interface to facilitate algorithmic liquidity injection by specialists. In addition, the NYSE has added new functionality to trading floor broker wireless hand-held computers to further automate smart order types and create new broker interest files with layering capabilities.

        The NYSE Hybrid MarketSM builds on the NYSE's core attributes of liquidity, pricing efficiency, low trading costs and tight spreads by broadening customers' ability to trade quickly and anonymously. The NYSE Hybrid MarketSM also furthers the NYSE's goal of providing all investors, regardless of their size, with the best price when buying or selling shares. Interaction of the NYSE's automatic and auction markets also maintains opportunities for price improvement.

        By continuing to maintain market quality, including low intra-day volatility, the NYSE Hybrid MarketSM also allows issuers to reduce their cost of capital. Combining the NYSE's technology with the advantages of the auction market enables the NYSE market to function more effectively and efficiently. In the NYSE Hybrid MarketSM, specialists and brokers use judgment to improve prices and enhance order competition on the floor of the NYSE, while interacting with the market electronically as well as manually. NYSE Group believes that their judgment will be particularly valuable in less liquid stocks and during the opening and closing of trading, as well as during times of uncertainty, for example, when a corporate announcement or an outside event could lead to market instability and price volatility.

        The NYSE developed the software that powers the NYSE Hybrid MarketSM. In December 2005, the NYSE initiated the first phase of the NYSE Hybrid MarketSM as a pilot to test selected features and functionality among a limited number of securities approved by the SEC. The pilot terminated upon SEC approval of the NYSE Hybrid MarketSM initiative and floor-wide roll-out of the first phase began. As of April 5, 2006, the first phase of the NYSE Hybrid MarketSM was implemented in substantially all securities listed on the NYSE. To date, Phase I NYSE Hybrid MarketSM software is functioning as expected, and all features are being actively exercised by trading floor professionals. Phase II of NYSE Hybrid MarketSM targeted NYSE specialists and allowed them to modernize their quoting and trading operations by providing an application programmed interface (API) to connect specialist computers to NYSE computers. The NYSE completed its rollout of Phase II software and all specialist firms across all applicable securities are utilizing all aspects of their new software

        On January 24, 2007, the NYSE completed its rollout of Phase III of Hybrid MarketSM to essentially all securities. Phase III included lifting of the automatic execution restrictions, implementation of sweeps, liquidity replenishment points, automatic routing through the ITS Linkage Plan, and discretionary quoting capabilities. In addition, changes to the specialist stabilization requirements were also approved by the SEC for this pilot. Phase III is also working as expected.

        On January 25, 2007, the NYSE initiated rollout of Phase IV of Hybrid MarketSM which introduces intermarket sweep orders, Immediate or Cancel orders (NMS version), and the locking and crossing rules as required by Reg NMS. Rollout of all NYSE securities is expected to be completed before March 5, 2007, the SEC's recently approved effective date for Reg NMS Phase I compliance. Access to the NASD's Alternative Display Facility will be provided by the NYSE Arca routing system for the NYSE Hybrid Market following the completion of Phase IV in a separate phase of software. Implementation of that software is expected to commence by late March 2007.

        To date, the Hybrid MarketSM software has accomplished the goal of offering customers greater choice while maintaining market quality. Almost 90% of all trades are automatically executed in sub-second speed. The remaining 10% of trades, representing 20% of share volume, continue to be executed through the NYSE trading floor by brokers and specialists using their new Hybrid MarketSM tools. As a result, quoted spreads have narrowed, size at the best bid and offer has increased slightly and fill rates have improved. In addition, the NYSE performance at the best bid and offer has also improved.

  NYSE Membership Organizations

        NYSE member organizations are comprised of (i) entities who obtain trading licenses in accordance with the rules and regulations of the NYSE (including the rules of eligibility that will apply to those who wish to be a member organization); and (ii) broker-dealers who agree to submit to the jurisdiction and regulations of the NYSE without obtaining a trading license. As member organizations, they are subject to the rules and policies of the NYSE. In the future, NYSE Group may decide to offer member status to other types of organizations; for example, if NYSE Group decides to issue separate licenses for electronic access or access for particular products.

  NYSE Trading Licenses

        Physical and electronic access to the trading facilities of the NYSE, subject to such limitations and requirements as may be specified in the rules of the NYSE, are available only to member organizations that have purchased a trading license from NYSE. These trading licenses have the following attributes:

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  Duration and Pricing. The price of a trading license for calendar year 2007 was established by NYSE Group at $50,000. During the fourth quarter of 2006, NYSE Group sold 1,065 trading licenses for calendar year 2007. The NYSE has made a total of 1,366 trading licenses available for purchase during 2007, the remainder of which can be purchased, subject to the approval of NYSE Regulation, at a price that will be subject to a 10% premium and will be pro-rated based on when during the calendar year such licenses are purchased. All trading licenses for calendar year 2007 are only valid for calendar year 2007, regardless of when during the year they are purchased. Holders of trading licenses have the right to cancel their trading license prior to the end of the year.

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  Approval of NYSE Regulation. Any bidder for a trading license is subject to the approval of NYSE Regulation.

        NYSE Group has not determined whether it will issue separate licenses for access for particular products.

Securities Industry Automation Corporation (SIAC)

        SIAC, a wholly owned subsidiary of the NYSE, provides data processing and software development services and is a registered securities information processor under the Exchange Act. Formed in 1972 as a New York business corporation, SIAC:

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  plans, develops, implements and operates a variety of automated information-handling and communication systems that support order processing, trading, and market data reporting, as well as trade comparison, for a broad range of securities;

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  provides systems support for essential regulatory and administrative activities; and

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  operates and manages the SFTISM network, which provides resilient and reliable communications within the financial services industry.

        Historically, SIAC has been operated as a cost-recovery utility. As a result, it provides its services to its customers on an at-cost, non-profit basis.

        SIAC's wholly owned for-profit subsidiary, Sector, Inc., offers an array of communications and data processing services, primarily to the broker-dealer community. These services include email archiving, other books and record storage solutions, facilities management, data center hosting, disaster recovery, enterprise services and network and data distribution services. The telecommunications services include traditional point-to-point voice circuits and network management. Sector is headquartered in New York City.

        SIAC provides data processing services to the NYSE. In addition, SIAC operates the Intermarket Trading Systems and provides services to the Intermarket Surveillance Group Participants, the CTA Plan and CQ Plan and the Options Price Reporting Authority. SIAC also provides services to Sector and the American Stock Exchange pursuant to separate agreements.

NYSE Regulation

        Overview.    The NYSE and NYSE Arca, Inc. are responsible for examining for compliance with and enforcing the financial, operational and sales-practice rules and codes of conduct for members, member organizations and their employees, and have responsibility for regulatory review of their trading activities. In addition, the NYSE and NYSE Arca, Inc. are responsible for enforcing compliance with their respective financial and corporate governance listing standards by listed companies.

        The regulatory functions of the NYSE and NYSE Arca, Inc. are performed by NYSE Regulation, Inc., a separate not-for-profit subsidiary of NYSE Group. NYSE Regulation consists of the following five divisions and a risk assessment unit, employing approximately 725 people as of December 31, 2006:

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  Listed Company Compliance;

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  Member Firm Regulation;

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  Market Surveillance;

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  Enforcement; and

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  Dispute Resolution/Arbitration.

        On November 28, NYSE Group and NASD announced the signing of a letter of intent to consolidate their member regulation operations into a new self-regulatory organization that will be the private sector regulator for all securities brokers and dealers doing business with the public in the United States. The letter of intent is nonbinding and is subject to the execution of a definitive agreement. The transaction is expected to close in the second quarter of 2007. It is anticipated that such a combination will be structured to be financially neutral to NYSE Group shareholders. The transaction is expected to involve approximately 470 of NYSE Regulation's current employees. Following such consolidation, NYSE Regulation will continue to perform market surveillance and listed company compliance for NYSE and NYSE Arca, Inc.

        Listed Company Compliance.    The NYSE and NYSE Arca, Inc. require their listed companies to meet their respective original listing criteria at listing, and to thereafter maintain continued compliance with their respective listing standards. The Listed Company Compliance division monitors and enforces compliance with these standards. The division is split into two parts:

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  the financial compliance group, which reviews a company's reported financial results both at the time of listing and thereafter to ensure that it meets original listing and continued-listing requirements; and

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  the corporate compliance group, which ensures that listed companies adhere to the highest standards of accountability and transparency, including governance requirements for configuration of corporate boards, director independence and financial competence of audit committee members.

        Member Firm Regulation.    The Member Firm Regulation division conducts examinations of the 300 member organizations of the NYSE (representing approximately 80% of the total public customer accounts handled by broker-dealers in the United States), and more than 40 members of NYSE Arca, Inc. (for which it is the designated examining authority), for financial, operations and sales-practice compliance. In addition, the Member Firm Regulation division interprets and develops NYSE rules, develops and administers various industry qualifications and examinations, and administers the NYSE's continuing education programs for registered persons in the securities industry. As the primary self-regulator for its member organizations, Member Firm Regulation seeks to minimize duplication of effort with other regulatory organizations. Whenever feasible, examinations are conducted jointly with other self-

regulatory organizations or responsibilities are allocated with the objective of increasing the cost effectiveness of self-regulation.

        Market Surveillance.    The Market Surveillance division is responsible for, among other things, monitoring equity insider trading activities on the facilities of the NYSE and NYSE Arca. Such monitoring of trading activities involves both real-time and post-trade review. The Market Surveillance division also reviews equity and options transactions to determine whether market rules and principles are being complied with and fairly maintained, and whether such transactions involve abusive or manipulative trading practices. The Market Surveillance division uses sophisticated computer technology to detect unusual trading patterns, and the staff of the Market Surveillance division also maintains a presence on the trading floor of the NYSE. Market Surveillance makes referrals to the NYSE Enforcement division and the SEC Division of Enforcement, as appropriate. NYSE Arca also maintains a surveillance group that monitors certain aspects of equities and options trading on that market.

        Enforcement.    The Enforcement division investigates and prosecutes violations of NYSE and NYSE Arca rules and U.S. federal securities laws and regulations. Enforcement cases include customer-related sales practice violations, breaches of financial and operational requirements, books and records deficiencies, reporting and supervisory violations, misconduct on the trading floor, insider trading, market manipulation and other abusive trading practices. Sources of cases for the Enforcement division include examination findings referred by the Member Firm Regulation division, surveillance reviews referred by the Market Surveillance division, arbitration referrals from the Dispute Resolution/Arbitration division, reviews of customer complaints by the Enforcement division, settlements and reporting by member organizations, referrals from the SEC and complaints by members of the investing public and securities professionals. In 2006, the Enforcement division prosecuted 232 NYSE cases, comprised of 150 actions against individuals and 82 actions against member organizations. All settlements negotiated between Enforcement and a respondent must be reviewed and approved by the Office of the Hearing Board, which is independent of NYSE Regulation management, before becoming final. Contested hearings are also conducted before hearing panels under the purview of the Hearing Board, which operates much like an administrative tribunal.

        Dispute Resolution/Arbitration.    The Dispute Resolution/Arbitration division provides a neutral forum for the resolution of securities industries disputes in more than 46 cities throughout the United States. For more than 125 years, the NYSE has used arbitration to resolve disputes between investors and member organizations/brokers and between member organizations and their employees. Arbitration enables a dispute to be resolved quickly and fairly by impartial arbitrators, who are knowledgeable and trained in the art of resolving controversy. Mediation is another dispute resolution option that the NYSE offers. This is a voluntary process in which a neutral mediator meets with the parties and attempts to help them reach a settlement. Mediation is not binding, is not adversarial and no record of the mediation is kept. NYSE Arca provides its own arbitration forum, which is administered by the same staff that administers the NYSE arbitration program.

        Structure, Organization and Governance of NYSE Regulation.    NYSE Regulation has undertaken the regulatory functions of the NYSE and NYSE Arca, Inc. pursuant to agreements with each entity. NYSE Regulation also has an explicit agreement with NYSE Group, the NYSE and NYSE Market so that adequate funding is provided to NYSE Regulation. Moreover, under the operating agreement of the NYSE, no regulatory fees, fines or penalties collected by NYSE Regulation may be distributed to NYSE Group or any entity other than NYSE Regulation.

        NYSE Regulation expects to be self-funded through its collection of regulatory fees and fines and through its agreements with the NYSE, NYSE Market and NYSE Arca, Inc. to provide regulatory services. NYSE Regulation levies fines as a result of formal disciplinary action imposed by the Enforcement division of NYSE Regulation.

        NYSE Regulation does not include fines to its operating budget, and they are not considered in its fee structure. NYSE Regulation does not adjust the amount of regulatory fees charged based on the amount of fines assessed. Income from fines is used only to fund non-compensation expenses of NYSE Regulation. The use of fine income by NYSE Regulation is subject to specific review and approval by the NYSE Regulation board of directors.

        NYSE Regulation incorporates several structural and governance features designed to ensure its independence, given the status of NYSE Group as a for-profit and listed company prior to the combination and NYSE Euronext's status as a for-profit and listed company after the combination. NYSE Regulation is a separately incorporated, not-for-profit entity. Each director of NYSE Regulation (other than its chief executive officer) must be independent under the independence policy of the NYSE Group board of directors, and a majority of the members of the NYSE Regulation board of directors and its compensation committee and nominating and governance committee must be persons who are not directors of NYSE Group. The chief executive officer of NYSE Regulation is also not permitted to be an officer or employee of any affiliated unit other than NYSE Regulation and reports solely to the NYSE Regulation board of directors. Following the combination between NYSE Group and Euronext, these structural and governance arrangements will continue.

        To reduce the conflicts that can arise from "self listing," NYSE Regulation will be responsible for all listing compliance decisions with respect to the listing of NYSE Euronext on the NYSE, and NYSE Regulation will provide its board of directors with quarterly reports summarizing its monitoring of NYSE Euronext's common stock. A copy of these reports will be forwarded to the SEC. In addition, NYSE rules require an annual review by an independent accounting firm to insure that NYSE Euronext is in compliance with the listing requirements, and a copy of this report must be forwarded to the SEC.

        NYSE Regulation has adopted structural and governance standards in compliance with applicable U.S. federal securities laws, and in particular, Section 6 of the Exchange Act with respect to fair representation of members. Such structure and governance standards will be adjusted to comply with any rules finally adopted by the SEC following its proposals relating to governance, transparency, oversight and ownership of SROs.

        In addition, the NYSE Euronext's certificate of incorporation contains ownership and voting limitations to prevent any stockholder from having undue control over NYSE Euronext (and therefore the SROs owned by NYSE Euronext). See "Description of NYSE Euronext Capital Stock—Ownership and Voting Limits on NYSE Euronext Capital Stock" and its certificate of incorporation. In addition, the bylaws of NYSE Euronext will contain provisions that require that:

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  NYSE Euronext gives due regard to the preservation of the independence of the self-regulatory function of its SROs and to their obligations to investors and the general public;

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  NYSE Euronext does not take any action that would interfere with the effectuation of any decisions by the board of directors of its SROs relating to their regulatory functions (including enforcement and disciplinary matters) or that would interfere with the ability of its SROs to carry out their respective responsibilities under the Exchange Act; and

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  NYSE Euronext's directors, officers and employees, in discharging their responsibilities in such capacity, cooperate with the SEC and NYSE Euronext's SROs.

Technology and Intellectual Property

  Technology

        The NYSE and NYSE Arca each employ a wide range of technologies which are crucial to NYSE Group's business. Technology enables NYSE Group to maintain its competitive position and regulatory effectiveness as well as investor confidence in the reliability and integrity of its trading platforms and markets. NYSE Group is committed to the ongoing development, maintenance and use of technology and to providing its customers with technological solutions. NYSE Group's technology is subject to oversight by the SEC, through the SEC's Automation Review Program.

        NYSE Group's technological initiatives are focused on satisfying each of the objectives set forth below:

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  Functionality—business-driven requirements should be delivered on time and with minimal defects;

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  Performance—systems should provide fast and competitive response times;

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  Capacity/Scalability—systems should be capable of supporting present needs and expanding to meet projected demands;

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  Reliability—the availability and performance should satisfy NYSE Group's goals and objectives; and

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  Total cost of ownership—systems and operating environment should be managed with a competitive cost structure.

        NYSE Group's position in the capital markets requires substantial investments in business continuity, including back-up data centers, back-up trading floors and physical and information security. These investments have increased substantially following the terrorist attacks of September 11, 2001. Business drivers for NYSE Group's technology investments include:

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  continual functional and performance improvements to NYSE Group's execution services and information products to address customer needs and the evolving competitive trading environment;

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  state of the art regulatory technology in support of market surveillance, member organization regulation and enforcement;

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  the expectations for excellent systems reliability and resiliency to maintain investor trust and confidence;

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  substantial investments in systems capacity to ensure that the market can maintain investor access to the market during very unusual peaks in trading activity; and

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  competitive cost structures for NYSE Group's systems and operating infrastructure.

  Data Centers

        To enhance the capacity and reliability of NYSE Group's systems, it has established data centers located in Boston, Chicago, New York, San Francisco, and Northern New Jersey totaling approximately 125,000 square feet in size. NYSE Group helps ensure the integrity of its data network through a variety of methods, including access restrictions and firewalls. NYSE Group monitors traffic and components of its data network, and it uses an application to detect network intrusions and monitor external traffic. Customer circuits and routers are monitored around the clock and anomalies in customer circuits are reported to its staff and carrier support personnel for resolution.

  NYSE Trading Technology

        The NYSE's trading systems include the following major components:

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  Display Book®, which is a high-performance trading system used for automatic quotation of incoming limit orders, is the principal trading system used by specialists under the NYSE Hybrid MarketSM. It also provides a set of tools that are used by specialists and their trading assistants to keep track of all incoming market and limit orders and provide information display, order management capabilities, research tools, trade execution, access to regional exchanges and quote dissemination;

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  SuperDot®, which is a system that processes approximately 99% of electronic market and limit orders received from member organizations and routes them to broker systems or Display Book®;

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  Broker Booth Support System®, which is a full-service order management system supporting straight-through electronic order processing and reporting for member organizations on the floor of the NYSE;

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  Common Message Switch, which provides member organization access to the NYSE's order processing systems for routing and processing of orders that are destined for the Display Book® system or the Broker Booth Support System®;

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  NYSE e-Broker® Handheld Data Devices, which are mobile wireless handheld devices running the NYSE e-Broker application that permits member organizations on the floor to receive orders, access the Display Book®, report transactions on the floor, and generate messages to customers regarding current market conditions; and

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  SFTISM, a product of SIAC, which offers financial institutions a resilient connection to the NYSE through a diversified set of major telecommunications providers. SFTISM offers designated access points throughout the U.S. and through a highly resilient and redundant infrastructure that routes around failed circuits automatically. Network security is provided by a multi-tier security architecture known as NYSE Common Access Point®, which allows secure external access to all NYSE products and services.

  NYSE Arca Electronic Trading Technology

        Trading Platform.    NYSE Arca operates its equities electronic trading platform on mid-range Sun Microsystems servers. NYSE Arca's industry leading system is designed to accept up to 38,000 orders per second and to provide up to 3,400 simultaneous customer connections. In 2006, its system handled an average of approximately 52.3 million orders daily and approximately 2.8 million trades daily, with a capacity to handle 20.0 million trades daily.

        Connection Options.    Customers can connect to NYSE Arca through a wide variety of order management systems, third-party private networks and service bureaus.

        Interface options.    NYSE Group offers its customers different ways of interfacing with NYSE Arca, including FIX Gateway Interface and RealTick® Interface. Through the FIX Gateway, its customers can access NYSE Arca using their existing trading system and third-party vendors. The Financial Information Exchange (FIX) protocol is a messaging standard developed specifically for real-time electronic exchange of securities trading information. NYSE Arca confirms a customer's FIX connectivity through NYSE Arca Certification Testing.

  Intellectual Property

        NYSE Group owns the rights to a large number of trademarks, service marks, domain names and trade names in the United States and other countries. It has registered many of its most important trademarks in the United States and other countries. These include "New York Stock Exchange," "NYSE," "The Big Board," "NYSE Composite Index," "The World Puts Its Stock In Us," "Archipelago," "ArcaEx," "Archipelago Exchange," "Pacific Exchange," and images of the NYSE Trading Floor and building façade. Registration applications for other marks are pending in the United States and in other countries.

        In addition, NYSE Group owns a number of registered U.S. trademarks or service marks which are used in its operations. There are also a number of pending applications.

        NYSE Group holds the rights to a number of patents and has made a number of patent applications. However, it does not engage in any material licensing of these patents nor are these patents, individually or in the aggregate, material to NYSE Group's business operations.

        NYSE Group owns the copyright to a variety of material. Those copyrights, some of which are registered, include printed and online publications, web sites, advertisements, educational material, graphic presentations and other literature, both textual and electronic.

Properties

        NYSE Group conducts its operations in premises inside and outside of the United States. NYSE Group's headquarters are located on Wall Street, New York City, and the surrounding area. In particular, the NYSE trading floor runs throughout 11 Wall Street, 20 Broad Street and 30 Broad Street. These buildings are described in more detail below:

        11 Wall Street, New York City.    NYSE Group's principal offices and the major portions of the NYSE Market trading floor are located at 11 Wall Street in New York City, a complex that includes contiguous buildings known as 8 through 18 Broad Street. This complex, exclusive of the 20 Broad Street building (described below), is owned by NYSE Group and consists of approximately 370,000 square feet of aggregate space.

        20 Broad Street, New York City.    The land underlying the office building situated at 20 Broad Street in New York City is owned by NEWEX Corporation, a wholly owned subsidiary of the NYSE. The land has been leased to the owner of the office building at 20 Broad Street for a term that is anticipated to expire in 2081. NYSE Group occupies approximately 348,000 square feet of space in the office building at 20 Broad Street pursuant to a sublease for a term expiring in 2016. In addition, the sublease provides NYSE Group with multiple rights to extend the term of the sublease until 2041. The space occupied by NYSE Group in the 20 Broad Street building is used for portions of the NYSE Market trading floor and for office purposes. NYSE Group received a notice, dated October 4, 2006, from the sublandlord of its facility at 20 Broad Street, alleging default under certain covenants in the sublease (based upon the alleged impact on the sublandlord of certain security measures) and initially demanding cure by December 15, 2006, but subsequently extended to May 25, 2007. NYSE Group believes that the sublandlord's claims are without merit and, if a resolution of the matter is not reached, intends to contest the sublandlord's position vigorously.

        100 South Wacker Drive, Chicago, Illinois.    NYSE Group occupies approximately 59,000 square feet in the office building located at 100 South Wacker Drive, Chicago, Illinois, pursuant to two leases covering different portions of this space, expiring in August 2006 and March 2014, respectively. The leases provide NYSE Group with rights to extend the terms of the leases. NYSE Group uses this leased space for office purposes and for running NYSE Arca. The lease originally expiring in August 2006 has been extended until August 2013.

        14 Wall Street, New York City.    NYSE Group occupies approximately 65,000 square feet in the office building located at 14 Wall Street, New York City, pursuant to a lease expiring in 2011. In addition, NYSE Group occupies approximately 11,000 square feet in this building pursuant to a sublease expiring in 2010. It uses the leased space and the sublease space for office purposes.

        30 Broad Street, New York City.    NYSE Group occupies approximately 47,000 square feet in the office building located at 30 Broad Street, New York City, pursuant to a lease expiring in 2008. NYSE Group will not be renewing approximately 32,000 square feet of space when the lease expires in 2008. NYSE Group uses this leased space for office purposes.

        115 Sansome Street, San Francisco, California.    NYSE Group occupies approximately 58,969 square feet in a building located at 115 Sansome Street, San Francisco, California pursuant to a lease that is scheduled to expire in June 2009. NYSE Group uses this space for offices and storage. Approximately 37% is being subleased.

        Mills Building, San Francisco, California.    NYSE Group occupies approximately 46,027 square feet in a building located at 220 Montgomery Street and 220 Bush Street, San Francisco, California pursuant to a lease expiring on May 31, 2009. NYSE Group uses this space to operate NYSE Arca's options trading floor.

        65 Broadway, New York City.    NYSE Group occupies approximately 31,160 square feet in a building located on 65 Broadway, New York City, pursuant to a lease expiring in April 30, 2010. All of this space is being subleased.

        In addition to these premises, NYSE Group and its subsidiaries lease space in the following locations:

Location	Approximate Square Feet
Palo Alto, California	9,800
Weehawken, New Jersey	8,200
Washington, D.C.	6,300
Maitland, Florida	4,000
London, England	1,400
Tokyo, Japan	1,800
Hong Kong, China	410
San Francisco, California	6,090

        NYSE Group's overseas offices are used primarily for the purposes of promoting international recognition of NYSE Group's brand and providing client services to non-U.S. listed companies. In addition to its market operations, NYSE Group uses the domestic offices for general sales and office purposes.

        SIAC and its subsidiaries operate out of multiple facilities both within and outside of New York City.

Security Measures and Contingency Plans

        NYSE Group has implemented numerous security measures to reduce its vulnerability to terrorist attacks, including, among other things:

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  establishing a wide perimeter security zone in the vicinity of the premises housing the NYSE trading floor in New York, New York, manned constantly by armed security personnel employed and/or contracted for by the NYSE and/or provided by the New York City Police Department;

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  requiring physical and X-ray/magnetometer inspection of all incoming persons, mail, packages and parcels into NYSE's premises;

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  requiring that all messengers delivering mail, packages or parcels be screened escorted throughout the NYSE's premises;

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  requiring photo ID badges for all visitors and employees and conditioning the issuance of badges for long-term access to employees and service providers, with limited exceptions, upon the review of individual fingerprint-based background information; and

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  maintaining continuous television monitoring and recording of exterior and interior areas.

NYSE Group continually reviews these security measures to ensure that they remain effective and to avoid predictability.

        NYSE Group maintains a number of contingency plans relating to possible emergencies that may affect its operations. After consulting with member organizations regarding their needs, the NYSE established and maintains an alternative trading location apart from its current trading floor. NYSE Group also regularly circulates among its personnel emergency contact telephone numbers and makes available a password- protected contingency website that would give information and directions to personnel in the event of a disruption or incident of any kind. Consistent with its business plan, each division of NYSE Group also maintains emergency contingency plans tailored to its needs and personnel.

Employees

        As of December 31, 2006, NYSE Group employed 2,578 full-time equivalent employees. Approximately 115 of NYSE Group's employees are represented by the Office and Professional Employees International Union, Local 153. This number accounts for approximately 4.5% of NYSE Group's employees. Office and Professional Employees International Union, Local 153 represents clerical and facilities employees who are located at the New York Stock Exchange in New York City. The most recent four-year collective bargaining agreement was signed in April 2006 with retroactive effect to November 2005. Overall, NYSE Group considers its relations with its employees to be good.

Legal Proceedings

        NYSE Group is party to a number of legal proceedings, as described below.

  In re NYSE Specialists Securities Litigation

        In December 2003, the California Public Employees' Retirement System ("CalPERS") filed a purported class action complaint in the U.S. District Court for the Southern District of New York against NYSE, NYSE specialist firms, and others, alleging various violations of the Exchange Act and breaches of fiduciary duty, on behalf of a purported class of persons who bought or sold unspecified NYSE-listed stocks between 1998 and 2003. The court consolidated CalPERS' suit with three other purported class actions and one other non-class action suit into an action entitled In re NYSE Specialists Securities Litigation. The court also appointed CalPERS and Empire Programs, Inc. as co-lead plaintiffs.

        Plaintiffs filed a consolidated complaint on September 16, 2004. The consolidated complaint asserts claims for alleged violations of Sections 6(b), 10(b) and 20(a) of the Exchange Act, and alleges that, with the NYSE's knowledge and active participation, the specialist firms engaged in manipulative, self-dealing and deceptive conduct, including interpositioning, front-running and "freezing" the specialist's book and falsifying trading records to conceal their misconduct. Plaintiffs also claim that the NYSE constrained its regulatory activities in order to receive substantial fees from the specialist firms based on their profits, which "caused investors to purchase or sell shares on the NYSE at distorted and manipulated prices, enriching Defendants and damaging Plaintiffs and the Class." The consolidated complaint also alleges that certain generalized NYSE statements concerning the operation of its market were rendered false and misleading by the NYSE's non-disclosure of its alleged failure to properly regulate specialists, and that the NYSE was motivated to participate in or permit the specialist firms' alleged improper trading in order to maintain or enhance its fee revenues and the compensation of its executives, including its former chairman and chief executive officer Richard A. Grasso. The consolidated complaint seeks unspecified compensatory damages against defendants, jointly and severally.

        On November 16, 2004, the specialist firms and the NYSE filed motions to dismiss the complaint. On December 12, 2005, the court issued an order granting the NYSE's motion and dismissing all of the claims against it with prejudice, and granting in part and denying in part the specialist defendants' motion to dismiss. On February 17, 2006, the court entered a final judgment in favor of the NYSE. Plaintiffs appealed the judgment to the U.S. Court of Appeals for the Second Circuit, and oral argument on the appeal is scheduled to occur on February 26, 2007.

  Papyrus Patent Infringement Litigation

        On January 27, 2004, Papyrus Technology Corporation filed a complaint in the U.S. District Court for the Southern District of New York against the NYSE, alleging that the NYSE's Wireless Data System and Broker Booth Support System infringe patents allegedly issued to Papyrus, and that the NYSE breached a license agreement with Papyrus. The NYSE answered the complaint, asserting affirmative defenses and a counterclaim against Papyrus. Discovery has been completed. It is anticipated that the parties will file motions for summary judgment on at least some of the claims. The court has not set a trial date.

  Grasso Litigation

        In December 2003, the NYSE received a report from the law firm Winston & Strawn, which the NYSE had engaged to investigate and review certain matters relating to the compensation of its former chairman and chief executive officer, Richard A. Grasso, and the process by which that compensation was determined (this document refers to this report as the "Webb Report"). The NYSE provided the Webb Report to the SEC and the New York Attorney General's Office, which commenced investigations relating to those matters in or about January 2004.

        The Webb Report provided a detailed summary of, among other things, Mr. Grasso's compensation and benefits during the period during which he served as Chairman and Chief Executive Officer of the NYSE (1995-2003), including the various components thereof. On or about September 2, 2003, the NYSE transferred to Mr. Grasso $139,486,000 in respect of deferred compensation and benefits for that period. Previously, the NYSE had transferred to Mr. Grasso approximately $35 million in non-deferred compensation for that period.

        On or about February 12, 2004, the NYSE's then Interim Chairman, John S. Reed, sent Mr. Grasso a letter stating that the NYSE had determined that the compensation and benefits that Mr. Grasso received "were excessive and at unreasonable levels" and that, even granting Mr. Grasso the benefit of assumptions favorable to him, compensation and benefits "were excessive by at least $120 million." In that letter, the NYSE demanded that Mr. Grasso repay $120 million to the NYSE and reserved its rights to seek additional amounts beyond the $120 million demanded.

        On May 24, 2004, the New York Attorney General filed a lawsuit in New York Supreme Court against Mr. Grasso, former NYSE Director Kenneth Langone and the NYSE. The complaint alleges six causes of action against Mr. Grasso, including breach of fiduciary duty under the New York Not-for-Profit Corporation Law and unjust enrichment. Among other things, the suit seeks:

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  imposition of a constructive trust for the NYSE's benefit on all compensation received by Mr. Grasso that was not reasonable and commensurate with services rendered, pursuant to provisions of the New York Not-for-Profit Corporation Law "in an amount to be determined at trial;"

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  a judgment directing Mr. Grasso to return payments made by the NYSE that were unlawful under the New York Not-for-Profit Corporation Law "in an amount to be determined at trial;" and

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  restitution of all amounts that Mr. Grasso received that lacked adequate NYSE board approval because the board's approval was based on inaccurate, incomplete or misleading information.

        The New York Attorney General further seeks a declaration by the court that any obligation to make future payments to Mr. Grasso by the NYSE lacking the required board approval is void. In addition to the claims against Mr. Grasso, the complaint asserts a single cause of action against Mr. Langone for breach of his fiduciary duty under the New York Not-for-Profit Corporation Law and a single cause of action against the NYSE seeking a declaratory judgment that the NYSE made unlawful, ultra vires payments to Mr. Grasso, and an injunction requiring the NYSE to adopt and implement safeguards to ensure that future compensation complies with the New York Not-for-Profit Corporation Law. On July 23, 2004, the NYSE filed its answer to the complaint of the New York Attorney General, in which it asserted several complete defenses.

        In his answer, Mr. Grasso denied the New York Attorney General's allegations of wrongdoing and asserted various defenses. In addition, Mr. Grasso asserted claims against the NYSE and Mr. Reed, including claims that: (1) the NYSE terminated Mr. Grasso without cause in September 2003; (2) the NYSE breached his 1999 and 2003 employment agreements; and (3) the NYSE and Mr. Reed defamed him. Mr. Grasso has not claimed with specificity the amount of damages that he seeks in the litigation. In his pleadings, he seeks at least $50 million in compensatory damages for the NYSE's alleged breaches of the agreements (an expert witness retained by Mr. Grasso has estimated these damages to be approximately $95 million). In addition, Mr. Grasso seeks damages for alleged injury to his reputation and mental anguish and suffering, and punitive damages against Mr. Reed and the NYSE. In or about March 2005, Mr. Grasso asserted third-party claims against former NYSE Director H. Carl McCall for negligence, negligent misrepresentation and contribution. In August 2005, Mr. Grasso moved to dismiss four of the six causes of action alleged by the New York Attorney General. On March 15, 2006, the court denied Mr. Grasso's motion; Mr. Grasso filed an appeal of that decision, and the appeal was argued on May 18, 2006.

        In January 2006, Mr. Langone moved for summary judgment on the single cause of action asserted against him by the New York Attorney General. On July 26, 2006, the court denied Mr. Langone's motion; Mr. Langone appealed that denial, and the appeal was argued on October 18, 2006.

        In June 2006, Mr. McCall moved for summary judgment dismissing the third-party claims asserted against him by Mr. Grasso. On August 23, 2006, the court granted Mr. McCall's motion and dismissed the third-party claims. Mr. Grasso filed an appeal of that decision.

        On July 17, 2006, the NYSE and Mr. Reed filed motions for summary judgment dismissing all of Mr. Grasso's crossclaims against them. On July 31, 2006, the New York Attorney General filed a motion for partial summary judgment in his favor on certain claims asserted against Mr. Grasso, and Mr. Grasso filed motions for summary judgment in his favor with respect to three of the six causes of action asserted against him by the New York Attorney General. In addition, Mr. Grasso and Mr. Langone moved for summary judgment dismissing the one claim asserted against the NYSE by the New York Attorney General.

        On October 19, 2006, the court entered an order granting the motions for summary judgment filed by the NYSE and Mr. Reed and dismissed all of the crossclaims asserted by Mr. Grasso against the NYSE and Mr. Reed. The court granted in part Mr. Grasso's and Mr. Langone's motions for summary judgment with respect to the New York Attorney General's claim against the NYSE, dismissing that claim to the extent that it sought injunctive relief but denying the request to dismiss the claim to the extent that it seeks declaratory relief. Among other rulings in the decision, the court granted in part the New York Attorney General's motion for partial summary judgment against Mr. Grasso, finding that Mr. Grasso breached his fiduciary duties to the NYSE and that certain payments made to Mr. Grasso were unlawful and must be returned to the NYSE, and ordered the New York Attorney General to provide an accounting within 30 days of the court's decision. On November 2, 2006, the New York Attorney General filed an accounting stating that Mr. Grasso must disgorge approximately $112.2 million. Mr. Grasso filed an appeal of the October 19 decision, and the appeal was argued on January 10, 2007. On November 13, 2006, Mr. Grasso filed a motion requesting that the appellate court stay any accounting by the trial court of amounts allegedly owed, and on November 30, 2006, the appellate court entered an order granting that motion and staying the accounting until all of Mr. Grasso's appeals have been decided.

        On August 8, 2006, the court ruled that the New York Attorney General's claim against Mr. Grasso for restitution and imposition of a constructive trust is an equitable claim that must be tried to the court rather than to a jury, and that it would commence trial of that claim alone on October 16, 2006. Mr. Grasso filed an appeal of that decision, and on September 14, 2006, the appellate court entered an order staying the trial until the appeals of that decision, and of the earlier decision denying Mr. Grasso's motion to dismiss, have been decided. On September 7, 2006, Mr. Grasso filed a motion seeking reassignment of the case to a different judge for all further proceedings, and on September 14, 2006, the court denied that motion. Mr. Grasso filed an appeal of that decision. On November 29, 2006, the appellate court heard oral argument on Mr. Grasso's appeals of the trial court's August 8 and September 14 decisions.

        The Webb Report stated that the total amount of excessive compensation and benefits actually received by Mr. Grasso was within the range of approximately $113 million to $125 million (including both deferred and non-deferred compensation and benefits paid to Mr. Grasso). The specific amounts of compensation and benefits that should be repaid by Mr. Grasso will be determined in the course of the litigation. If the New York Attorney General prevails on all of his claims, the court will order Mr. Grasso to return to the NYSE portions of his compensation and benefits determined to be unreasonable or improperly awarded and declare that the alleged obligation of the NYSE to make further payments is void.

        The ultimate outcome of the above litigations cannot reasonably be determined at this time.

  NYSE/Archipelago Merger-Related Litigation

        On July 12, 2005, Allison L. Wey filed a complaint in New York Supreme Court against the NYSE and the chief executive officer of the NYSE, John A. Thain, alleging causes of action for fraud, negligent misrepresentation and breach of fiduciary duty, and seeking unspecified compensatory damages. Ms. Wey, a former NYSE member, alleges that in connection with the sale of her NYSE membership on March 21, 2005, she relied to her detriment on statements that Mr. Thain allegedly made to certain NYSE members on February 15, 2005 regarding the NYSE's intention to "go public." The NYSE and Mr. Thain believe that the claims are without merit. The NYSE and Mr. Thain filed an answer to the complaint on December 23, 2005, and the parties conducted discovery during 2006. On January 16, 2007, the NYSE and Mr. Thain filed motions for summary judgment seeking dismissal of the complaint and to preclude the plaintiff from presenting at trial a damages methodology that the NYSE and Mr. Thain believe to be speculative and erroneous as a matter of law. The motions were argued on January 31, 2007, and the court reserved decision. Trial in the matter currently is scheduled for September 12, 2007.

        In March 2006, Janet Hyman and Sylvia Lief, former NYSE members, filed separate complaints in New York Supreme Court against the NYSE and Mr. Thain. The complaints sought compensatory damages for alleged breach of fiduciary duty based on a purported duty of defendants to disclose the NYSE's merger discussions with Archipelago prior to the sale of plaintiffs' NYSE memberships on March 1 and 2, 2005, respectively.

        On April 19, 2006, the NYSE and Mr. Thain served motions to dismiss the Hyman and Lief complaints. On June 9, 2006, Ms. Hyman and Ms. Lief each served an amended complaint, which added an additional cause of action for breach of fiduciary duty and a new cause of action for negligence. On June 22, 2006, D. Paul Rittmaster, another former NYSE member represented by the same law firm as Ms. Hyman and Ms. Lief, filed a complaint in New York Supreme Court against the NYSE and Mr. Thain asserting the same causes of action alleged in the amended complaints of Ms. Hyman and Ms. Lief. On July 28, 2006, the NYSE and Mr. Thain served a motion to dismiss the Hyman and Lief amended complaints and the Rittmaster complaint on the ground, among others, that defendants had no legal duty to make the disclosures plaintiffs assert they should have made. On January 10, 2007, the court entered an order granting the motion in part and denying it in part; the court dismissed the second and third causes of action of the complaints (for breach of fiduciary duty and negligence), and declined to dismiss the complaints' first cause of action for breach of fiduciary duty. The NYSE and Mr. Thain have appealed that portion of the January 10 order which denied the motion as to the first cause of action.

  Employment-Related Litigation

        On April 20, 2006, Graciela DaSilva, Vjoca Selmanovic and Robin Max Morris filed a complaint in the U.S. District Court for the Southern District of New York against NYSE Group, Building Maintenance Service, LLC ("BMS") and five unnamed corporations, seeking compensatory and punitive damages for alleged gender discrimination and retaliation in violation of federal and local laws. Plaintiff DaSilva currently is employed as a porter by NYSE Group; Morris previously was employed by the NYSE as a supervisor of porters. Selmanovic previously was employed as a porter by BMS, a cleaning service contractor. On May 24, 2006, NYSE Group filed an answer to the complaint in which it denied allegations of wrongdoing and asserted various defenses.

  Listing Claim Letter

        On September 7, 2005, the NYSE postponed commencement of trading of the stock of Life Sciences Research ("LSR") on the NYSE. On or about April 5, 2006, NYSE Group received a letter from counsel for LSR enclosing a draft complaint alleging breach of alleged agreements with LSR, including to list LSR stock, and seeking specific performance, damages, and other relief. The letter expressed LSR's interest in resolving the matter without litigation. In connection with LSR's listing on NYSE Arca, Inc. on December 22, 2006, LSR and NYSE entered a settlement agreement under which LSR released NYSE from all claims relating to the 2005 postponement of trading of LSR's stock on the NYSE.

  Matters Relating to Gerald D. Putnam

        In addition to the matters described above, Gerald D. Putnam, NYSE Group's president and co-chief operating officer, was or is currently involved in the following legal proceedings. Archipelago had previously been a party to each of the matters described below; however, Archipelago has since been dismissed from each matter.

        Borsellino Litigation.    In September 2000, plaintiffs Lewis Borsellino, a former business partner of Mr. Putnam and equity holder in Chicago Trading and Arbitrage ("CTA"), and I.M. Acquisitions, L.L.C, an entity owned by Mr. Borsellino, filed a complaint in Illinois State Circuit Court naming Mr. Putnam and other former members of CTA as defendants. The complaint alleged that Mr. Putnam and the other defendants secretly diverted assets of CTA to their other business ventures. The complaint also alleged that a 1998 Settlement Agreement between the parties addressing these allegations was based on fraud, and that defendants violated their fiduciary duties with respect to plaintiffs by allegedly failing to disclose material information during the 1998 settlement negotiations. Archipelago L.L.C. (the predecessor company to Wave Securities, L.L.C.) was also named as a defendant in this action although it was never a member of CTA.

        On April 11, 2001, the court dismissed Archipelago L.L.C. and the other defendants with prejudice from the September 2000 complaint. In May 2001, plaintiffs filed a motion to vacate the court's dismissal order and for leave to file an amended complaint against the original defendants.

        In November 2001, the court granted plaintiffs' motion and allowed plaintiffs to file their amended complaint against Mr. Putnam and the other defendants, except Archipelago L.L.C.

        On January 16, 2002, plaintiffs filed a second amended complaint that sought compensatory and punitive damages in excess of $80.0 million, as well as reimbursement of attorneys' fees and the cost of litigation.

        On March 24, 2004, plaintiffs filed a motion for leave to file a third amended complaint, which, if granted, would replace the second amended complaint. On April 28, 2004, defendants filed a motion in opposition to plaintiffs' motion for leave to file a third amended complaint. On September 23, 2005, plaintiffs filed a different third amended complaint against Putnam, and the other defendants. The third amended complaint is a one-count fraud claim seeking the same relief as the second amended complaint and containing additional similar allegations against defendants. Defendants have filed numerous motions to dismiss the third amended complaint.

        In addition to the litigation described above, on March 23, 2004, plaintiffs filed a separate complaint against Archipelago Holdings, L.L.C. and "ArcaEx" alleging, among other things, unjust enrichment in connection with the alleged activities of the CTA member defendants, including Mr. Putnam. On September 14, 2004, the Illinois Circuit Court entered an order dismissing both Archipelago Holdings, L.L.C. and "ArcaEx" from this litigation with prejudice.

        Lozman Litigation.    Archipelago L.L.C., Archipelago Holdings, L.L.C., Terra Nova Trading, L.L.C. ("Terra Nova"), an investor in Archipelago and Mr. Putnam, were named as defendants in a civil action filed in the Circuit Court of Cook County, Illinois, on August 9, 1999. One plaintiff, Fane Lozman, is a former business associate of Mr. Putnam, and another plaintiff, Blue Water Partners, Inc., is a corporation owned by Mr. Lozman. Mr. Putnam was, at one time, its president. The wrongful conduct alleged in plaintiffs' complaint predates Archipelago's formation in December 1996. Plaintiffs alleged that Archipelago: (1) breached a joint venture agreement with plaintiffs; (2) engaged in corporate oppression in violation of Illinois law; (3) usurped corporate opportunities belonging to plaintiffs in the form of plaintiffs' "ideas" concerning electronic communication networks, electronic trading and electronic stock exchanges; (4) breached duties of good faith and fair dealing; and (5) conspired with the other defendants to injure plaintiffs. The lawsuit seeks, among other relief, money damages, an accounting and the imposition of a constructive trust on all property, benefits, profits and unjust enrichment defendants have received and will receive by virtue of the alleged wrongful acts. NYSE Group believes these claims relate only to Terra Nova's ownership in Archipelago and any direct or indirect interest of Mr. Putnam, Stuart Townsend and MarrGwen Townsend in Archipelago.

        The Circuit Court dismissed all of plaintiffs' claims against Archipelago on March 20, 2000. In April 2002, the Appellate Court of Illinois affirmed the Circuit Court's order of dismissal, except that it determined that it did not have appellate jurisdiction to review the dismissal of plaintiffs' claims against Archipelago for usurpation of corporate opportunities, which contend that Archipelago is derivatively liable for the conduct of the remaining defendants.

        With regard to the remaining claims against Mr. Putnam and Terra Nova, a trial by jury commenced in November 2004. On December 16, 2004, the jury rendered binding verdicts on the oral and written contract claims and found Mr. Putnam and Terra Nova not liable. The jury also found that the releases executed in 1995 by and between plaintiffs, Mr. Putnam and Terra Nova, were valid and enforceable. As for the claim that Mr. Putnam breached his fiduciary duty to plaintiffs, the jury issued an advisory verdict to the judge in which it determined that Mr. Putnam and Terra Nova had usurped a corporate opportunity in violation of their fiduciary duties. The jury also answered a non-binding special interrogatory in which it valued the usurped opportunity at $2.5 million. However, the judge determined that because plaintiffs' fiduciary duty claim is equitable in nature, the judge, rather than the jury, would make the final, binding determination as to Mr. Putnam's liability under this claim and the amount of damages. On July 25, 2005, the court entered a final judgment in favor of Mr. Putnam and the other defendants on all counts, including plaintiffs' claim of usurpation of corporate opportunity and breach of fiduciary duty. Plaintiffs filed a notice of appeal on March 31, 2006.

  Other

        After preliminary internal investigation by outside counsel, on November 27, 2006, NYSE Arca notified the U.S. Attorney's Office for the Northern District of Illinois and the Cook County, Illinois State's Attorney's Office that its systems installed for recording customer calls with its trade and clearing support employees recorded telephone calls beyond the intended scope and that certain calls were recorded without notice to, and the consent of, all participants. The internal investigation is ongoing and NYSE Group has not determined the extent to which such recording, and any non-reporting of the recording to authorities, may have been inconsistent with applicable law and any potential liability that may result. All such recording was terminated as of November 15, 2006.

        In addition to the matters described above, NYSE Group is from time to time involved in various legal proceedings that arise in the ordinary course of NYSE Group's business. NYSE Group does not believe, based on currently available information, that the results of any of these various proceedings will have a material adverse effect on its operating results or financial condition.

Officers and Directors

        Directors.    NYSE Group's board currently includes 11 directors:

  Marshall N. Carter (Chairman)
  John A. Thain (  Chief Executive Officer)
  Ellyn L. Brown
  William E. Ford
  Shirley Ann Jackson

  James S. McDonald
  Duncan M. McFarland
  James J. McNulty
  Alice M. Rivlin
  Robert B. Shapiro
  Karl M. von der Heyden

        For biographical information on the NYSE Group directors, see "Directors and Management of NYSE Euronext After the Combination."

        Officers.    The following are the current senior officers of NYSE Group:

Name	Position
John A. Thain	Chief Executive Officer
Catherine R. Kinney	President and Co-Chief Operating Officer
Gerald D. Putnam	President and Co-Chief Operating Officer
Dale B. Bernstein	Executive Vice President of Human Resources
Nelson Chai	Executive Vice President and Chief Financial Officer
Rachel F. Robbins	Executive Vice President and General Counsel
Margaret D. Tutwiler	Executive Vice President of Communications and Governmental Relations

        For biographical information on the NYSE Group officers who will be officers of NYSE Euronext, see "Directors and Management of NYSE Euronext After the Combination."

        In addition to the aforementioned executive officers, Richard G. Ketchum is the chief executive officer of NYSE Regulation. He is not an officer or employee of any unit of NYSE Group other than NYSE Regulation, and he reports solely to the NYSE Regulation board of directors. Set forth below are the age and biographical information of Mr. Ketchum:

Name	Age	Present Principal Occupation or Employment, Five-Year Employment History and Other Directorships
Richard G. Ketchum	55	Mr. Ketchum is the chief executive officer of NYSE Regulation. During the two years preceding the merger of the NYSE and Archipelago, Mr. Ketchum was the chief regulatory officer of the NYSE. From June 2003 to March 2004, he was General Counsel of the Corporate and Investment Bank of Citigroup, Inc., and a member of the unit's planning group, Business Practices Committee and Risk Management Committee. Mr. Ketchum spent 12 years at the National Association of Securities Dealers, Inc. (NASD) and Nasdaq. He served as president of Nasdaq for three years and president of NASD for seven years.

Director Compensation and Indemnification

        Pursuant to the Directors' Compensation Policy adopted June 1, 2006, NYSE Group directors (other than the chairman and chief executive officer) are entitled to an annual fee of $100,000. The chairman of the board is entitled to an annual fee of $350,000. The foregoing annual fees are payable 50% in cash, and 50% in Restricted Stock Units granted under the 2006 Stock Incentive Plan. The restricted stock units granted to each director will be distributed after the director's retirement, resignation or other termination (except for cause). Additional annual fees, payable entirely in cash, of (a) $25,000 are payable to the

Chairperson of Audit Committee and (b) $10,000 are payable to the chairpersons of Nominating & Governance Committee and the Human Resources and Compensation Committee, and to all members of the Audit Committee other than the chairperson. These additional annual fees are not payable to the chairman of the board, should he serve in any of the capacities for which additional annual fees are payable. Compensation for the 2006-2007 Board year was prorated to account for an anticipated 10-month interval between annual meetings. No NYSE Group director is entitled to receive an annual fee except upon request. NYSE Group directors are also reimbursed for their out-of-pocket travel expenses.

        In addition to their compensation for service on the NYSE Group board, Directors Jackson and Brown each receive an annual fee of $50,000 cash for their service as directors on the board of NYSE Regulation, Inc. and Dr. Jackson receives an additional $25,000 for chairing the NYSE Regulation board.

        The NYSE Group bylaws provide indemnification to NYSE directors and others against liability arising from their service to the full extent permitted by law. NYSE Group has obtained a directors and officers' liability insurance policy.

Executive Compensation

        NYSE Group was created in 2005 for the purpose of consummating the merger of the NYSE and Archipelago. Prior to the completion of this merger on March 7, 2006, NYSE Group conducted no significant business. Thus, for the past three fiscal years, NYSE Group's officers and directors were not compensated by NYSE Group, but rather by the NYSE or Archipelago, as and to the extent indicated below. The table below sets forth for the last three fiscal years the compensation of the chief executive officer of NYSE Group and the four most highly compensated executive officers (other than the chief executive officer) serving at the end of 2005, the last completed fiscal year.

		Annual Compensation(1)				Long Term Compensation(1)
Name and Title	Year	Salary(2)		Bonus		Restricted Stock Awards($)(3)		Securities Underlying Options(4)	Capital Accumulation Plan(5)		All Other Compensation(6)
John A. Thain Chief Executive Officer	2005 2004	$ $	4,120,000 3,920,000		$2,000,000 —		— —	— —		— —	$ $	120,000 120,000	(7)
Catherine R. Kinney President and Co-Chief Operating Officer	2005 2004 2003	$ $ $	750,000 750,000 750,000	$ $ $	1,500,000 1,200,000 525,000		— — —	— — —	$	— — 262,500	$ $ $	63,425 81,371 69,726	(8)
Gerald D. Putnam President and Co-Chief Operating Officer	2005 2004 2003	$ $ $	750,000 782,885 600,000	$ $ $	2,250,000 1,500,000 1,800,000	$ $	2,250,076 1,399,995 —	— 372,366 222,222		— — —	$ $	7,875,000 743,207 6,300	(9)
Nelson Chai Executive Vice President and Chief Financial Officer	2005 2004 2003	$ $ $	365,000 341,192 300,000	$ $ $	750,000 412,500 540,000	$ $	660,068 649,994 —	— 95,648 122,222		— — —		$2,259,420 9,510 9,660	(9)
Kevin J.P. O'Hara(10) Executive Vice President and Co-General Counsel	2005 2004 2003	$ $ $	365,000 341,192 300,000	$ $ $	750,000 412,500 540,000	$ $	660,068 649,994 —	— 95,648 122,222		— — —		$2,256,000 6,150 6,300	(9)

(1)
This table sets forth the compensation earned during the last three fiscal years of the chief executive officer of NYSE Group and the four most highly compensated executive officers (other than the chief executive officer) serving at the end of 2005, the last completed fiscal year. Because the merger of the NYSE and Archipelago was not completed until after the end of the last fiscal year of NYSE Group, the compensation for John A. Thain and Catherine R. Kinney represent compensation that they received as executive officers of the NYSE, and the compensation for Gerald D. Putnam, Nelson Chai and Kevin J.P. O'Hara represent compensation that they received as executive officers of Archipelago. Mr. Thain did not join the NYSE until January 15, 2004.

(2)
Salaries were paid to Archipelago employees on a bi-weekly basis, and in 2004 there were 27 pay periods. As a result, the 2004 salaries for Messrs. Putnam, Chai and O'Hara include their respective base salary (consisting of $750,000 in the case of Mr. Putnam and $330,000 for Messrs. Chai and O'Hara), plus a payment for one additional pay period.

(3)
The values of the restricted stock unit awards as of grant date were determined for each named executive officer, respectively, by multiplying the number of restricted stock units awarded to each named executive officer by the fair market value of a share of Archipelago common stock on the grant date. Each restricted stock unit represents a right to receive one share of NYSE Group common stock upon vesting. The value at December 30, 2005 of restricted stock units granted in 2005 and 2004 to Mr. Putnam was $2,979,950 and $3,814,700, respectively, to Mr. Chai was $874,200 and $1,771,100, respectively, and to Mr. O'Hara was $874,200 and $1,771,100, respectively, based on a $50 per share fair market value of Archipelago common stock on December 30, 2005.

(4)
Includes the following number of stock options granted on March 16, 2005 for the fiscal year ended December 31, 2004: 55,700 to Mr. Putnam and 25,648 for each of Messrs. Chai and O'Hara. These options have an exercise price of $19.30.

(5)
Effective January 1, 2004, the Capital Accumulation Plan was frozen. No further credits to the Capital Accumulation Plan have been made for services performed after December 31, 2003. Prior awards continue to vest according to the vesting schedules. The award is treated as a book entry earning the interest rate of the 10-year U.S. treasury note in effect on the last business day of the prior calendar year until it is vested. Vesting is based solely on the age of the participant and continued employment. Once vested, the awards are transferred to a Rabbi Trust, where the rate of return is based on the individual participant's selection of investment vehicles. Participants may currently choose from nine mutual funds as investment vehicles. Participants may elect to receive their vested account balances in a lump sum distribution or annual installments following termination of employment. The current vesting schedule is as follows:

Age	% Vested
<55	0
55	10
56	20
57	30
58	50
59	70
60	100
The
vesting schedule for amounts credited through the year 2000 provided similar percentage vesting but over an age range from 50 to 55 years of age.

(6)
Includes (a) NYSE company match to the executive's Employee Savings Plan account and Supplemental Executive Savings Plan account, and (b) taxable term life insurance premiums. The NYSE permitted all employees with five weeks of vacation (those with 18 or more years of service) to "cash in" up to five vacation days per year. The NYSE also permitted all employees to similarly "cash in" up to six sick days per year. These amounts, if any, for the named executives are also included in this column. Effective January 1, 2005, the ability to "cash in" vacation and sick days was terminated. The NYSE eliminated reimbursement for initiation fees and annual dues for country clubs and other entertainment venues (other than for luncheon clubs) and for financial planning benefits, effective July 2004.

(7)
Consists of contributions to a non-qualified deferred compensation arrangement pursuant to Mr. Thain's employment agreement.

(8)
Includes matching contributions to the NYSE Supplemental Executive Savings Plan in the amount of $36,346.

(9)
On December 30, 2005, Archipelago entered into agreements with Messrs. Putnam, Chai and O'Hara that accelerated cash payments that would have occurred in March 2006 following certain terminations after the completion of the merger between the NYSE and Archipelago. Under the merger agreement among the NYSE, Archipelago, NYSE Group and certain of their affiliates providing for the NYSE/Archipelago merger, the NYSE consented to the execution of these agreements and related cash payments of $7,875,000, $2,250,000 and $2,250,000 for Messrs. Putnam, Chai and O'Hara, respectively.

(10)
On March 24, 2006, Mr. O'Hara submitted his resignation, which was effective on April 12, 2006.

For business purposes only, NYSE Group provides three private aircraft, in each of which it owns a shared interest, a small number of cars with drivers and an apartment in New York City to various senior executive officers.

        For additional information regarding Mr. Thain's Compensation, see "Information About NYSE Group—Executive Compensation—Agreements for Named Executive Officers—John A. Thain."

        The following tables set forth information regarding stock options granted to those named executive officers in their capacity as executive officers of Archipelago. The underlying stock for all such options at the time of grant was Archipelago common stock. On March 7, 2006 the NYSE and Archipelago merged becoming wholly owned subsidiaries of NYSE Group and the underlying stock for such options was converted to NYSE Group common stock and certain of these options were accelerated.

  Stock Option Grants in 2005(1)

        The following table sets forth information regarding stock options granted to the named executive officers in their capacity as executive officers of Archipelago with respect to services performed during the fiscal year ended December 31, 2005.

		% of Total Options Granted to Employees in Fiscal Year			Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying the Options Granted
Name			Exercise Price ($/Sh)	Expiration Date
					5%	10%
Gerald D. Putnam	55,700	28.9%	19.30	03/15/15	$676,068	$1,713,289
Nelson Chai	25,648	13.3%	19.30	03/15/15	$311,307	$788,913
Kevin J.P. O'Hara	25,648	13.3%	19.30	03/15/15	$311,307	$788,913

(1)
Granted by Archipelago on March 16, 2005 with respect to services performed the fiscal year ended December 31, 2004 and previously reported in Archipelago's 2005 annual meeting proxy statement.

  Option Exercises in 2005 and Year-End Option Values

        There were no options to purchase NYSE Group common stock outstanding prior to the completion of the NYSE/Archipelago merger on March 7, 2006. The following table sets forth the number of shares of Archipelago common stock subject to options and the value of such options held by certain of the named executive officers, in their capacity as executive officers of Archipelago as of December 31, 2005. The closing price of Archipelago common stock on December 30, 2005 was $50.00.

			Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-The-Money Options at Fiscal Year-End ($)
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Gerald D. Putnam	0	N/A	190,279	404,309	7,113,481	14,919,331
Nelson Chai	0	N/A	173,056	117,036	7,262,286	5,274,595
Kevin J.P. O'Hara	0	N/A	173,056	117,036	7,262,286	5,274,595

  Agreements for Named Executive Officers

  John A. Thain

        Pursuant to an amended letter agreement, dated December 7, 2006, Mr. Thain's annual base salary is set at $750,000. The agreement also provides for performance based incentive compensation with cash and equity targets totaling $5.25 million, for a total compensation target of $6 million. The amended letter agreement also provides that Mr. Thain will participate in the benefit plans currently available to senior executives. In anticipation of the execution of the amended agreement, Mr. Thain's annual base salary was reduced to $750,000 as of April 17, 2006.

        In Mr. Thain's original letter agreements dated January 5, 2004 and December 1, 2004, he disclosed his then existing equity securities holdings to the NYSE in the letter agreements. Consistent with his responsibilities under the NYSE Officers' and Employees' Statement of Business Conduct and Ethics, the letter agreements reiterate his obligation to recuse himself from matters pertaining to his former employer, The Goldman Sachs Group, Inc. The NYSE employee ethics statement precluded (and NYSE Group's employee ethics statement precludes) employees from owning equity securities of member organizations and requires new employees to divest any of these securities within six months of employment. At the time that he accepted the position of chief executive officer, Mr. Thain had significant holdings of The Goldman Sachs Group, Inc. equity securities. The NYSE board of directors determined to waive the divestiture requirement and, instead, to require Mr. Thain to place the securities in a blind trust.

  Letter Regarding Mrs. Kinney's Supplemental Executive Retirement Plan Benefits

        The minimum SERP benefits established for Mrs. Kinney are documented in a letter. If Mrs. Kinney terminates employment at age 55, she will receive a life annuity under the SERP equal to $1,000,000 per year, which will increase ratably each year until the life annuity reaches $1,250,000 per year at age 60, at which point she will continue to receive $1,250,000 per year. The present value of the SERP benefit will be paid in ten annual payments in accordance with the terms of the SERP, as soon as practicable after the date of retirement. In addition, if Mrs. Kinney terminates employment prior to age 55, she is vested in $900,000 per year payable as a life annuity commencing at age 55. These amounts are offset by social security benefits beginning at age 62 but not by amounts payable to her under the Retirement Plan.

  Change-In-Control Severance Agreements

        Prior to the completion of the merger of the NYSE and Archipelago, Archipelago had entered into employment or change-in-control severance agreements with each of Messrs. Putnam, Chai and O'Hara, who are now president and co-chief operating officer, executive vice president and chief financial officer, and, prior to Mr. O'Hara's resignation effective April 12, 2006, executive vice president and co- general counsel of NYSE Group, respectively.

        On December 30, 2005, Archipelago entered into modification agreements, which modified certain payments and vesting that would have otherwise occurred in 2006 following certain terminations after the completion of the merger of the NYSE and Archipelago. The modification agreements were entered into in order to help ensure (i) the executive officers would remain with the combined company following the completion of the NYSE/Archipelago merger, (ii) compliance with Section 409A of the Internal Revenue Code (which governs the taxation of arrangements that provide for the deferral of compensation) and (iii) that certain significant tax-related cost savings for the combined company were achieved. In addition, the agreements helped to harmonize the compensation structure applicable to Archipelago executives after the closing of the NYSE/Archipelago merger with the compensation structure applicable to NYSE executives. The NYSE consented to the execution of these modification agreements.

        Under the modification agreements, on December 30, 2005, (i) each of the Archipelago executive officers received a cash payment in lieu of the cash severance amount otherwise payable pursuant to the executive officer's employment agreement or change-in-control severance agreement, as applicable, and (ii) each of their Archipelago restricted stock units fully vested in lieu of the accelerated vesting otherwise provided under such equity awards. In addition, the modification agreements provided that, immediately prior to the closing of the NYSE/Archipelago merger, up to 75% of the unvested stock options held by each of the executive officers would vest.

        In the case of Mr. O'Hara, the remainder of his stock options vested upon his termination of employment in accordance with the terms of his change in control severance agreement.

        The table below sets forth the amounts provided by the modification agreements:

	Cash Severance ($)	Restricted Stock Units Vesting	Options Vesting
Gerald D. Putnam	7,875,000	135,893	303,234
Nelson Chai	2,250,000	52,906	87,778
Kevin J.P. O'Hara	2,250,000	52,906	87,778

  NYSE Group Plans

  NYSE Group, Inc. 2006 Stock Incentive Plan

        Generally.    In order to properly reward and incentivize NYSE Group officers, employees and outside directors, and as is customary for for-profit, public companies, NYSE Group adopted and its stockholders approved the NYSE Group, Inc. 2006 Stock Incentive Plan. The purpose of the plan is to enhance NYSE Group's profitability and value for the benefit of stockholders by enabling it to offer equity based incentives to its officers and employees and those of its subsidiaries in order to attract, retain and reward such individuals, while strengthening the mutuality of interests between those individuals and its stockholders. Officers and employees of NYSE Regulation do not participate in the NYSE Group, Inc. 2006 Stock Incentive Plan but instead participate in a cash incentive plan.

        Administration of NYSE Group, Inc. 2006 Stock Incentive Plan.    The human resources & compensation committee of the NYSE Group board of directors administers the NYSE Group, Inc. 2006 Stock Incentive Plan and selects the individuals who are eligible to participate in the plan. With respect to the application of the plan to non-employee directors, NYSE Group's board of directors is expected to serve as the "Committee" and will administer the plan with respect to those directors. The NYSE Group, Inc. 2006 Stock Incentive Plan permits the Committee to grant stock options (non-qualified and incentive stock options), stock appreciation rights, restricted stock, performance shares and other stock-based awards (including, without limitation, restricted stock units and deferred stock units) to certain eligible employees and non-employee directors, as determined by the Committee.

        Shares Reserved Under the NYSE Group, Inc. 2006 Stock Incentive Plan.    Up to 11,500,000 shares of NYSE Group common stock may be issued under the NYSE Group, Inc. 2006 Stock Incentive Plan (subject to adjustment to reflect certain transactions and events specified in the plan). The plan's share reserve includes 3,000,000 shares of NYSE Group common stock for issuance to NYSE employees in connection with the merger between the NYSE and Archipelago. If any award granted under the plan expires, terminates or is canceled without having been exercised in full, the number of shares underlying such unexercised award will again become available for awards under the plan.

        The human resources & compensation committee has discretion to delegate all or a portion of its authority under the NYSE Group, Inc. 2006 Stock Incentive Plan and also determines the terms and conditions of the awards at the time of grant in accordance with the terms of the plan.

        NYSE/Archipelago Merger Transaction Restricted Stock Unit Awards.    The Committee granted restricted stock unit awards to eligible non-regulatory employees of the NYSE and to certain employees of SIAC under the NYSE Group, Inc. 2006 Stock Incentive Plan in connection with the merger between the NYSE and Archipelago. These awards were made from the portion of the plan's share reserve authorized by the NYSE/Archipelago merger agreement for grants to NYSE and subsidiary employees upon completion of the NYSE/Archipelago merger. Each restricted stock unit award vests as follows: 50% of the award vested at the time of the grant, another 25% of the award vests one year after the grant date, and the remaining 25% of the award vests two years after the grant date. However, no shares covered by the vested portion of any restricted stock unit award will be delivered until the third anniversary of the grant date, unless otherwise determined by the human resources & compensation committee. John A. Thain, who is NYSE Group's chief executive officer, did not participate in this initial grant of equity awards under the Stock Incentive Plan.

        Internal Revenue Code Section 162(m) and Transition Rule. The provisions of Section 162(m) of the Internal Revenue Code generally disallow a tax deduction to a publicly traded company for compensation in excess of $1,000,000 paid to its chief executive officer or any of its other four most highly compensated executive officers in any fiscal year, unless the plan and awards pursuant to which any portion of the compensation is paid meet certain requirements. Certain exceptions apply in the case of plans adopted by a private company that subsequently becomes publicly traded.

        The NYSE Group, Inc. 2006 Stock Incentive Plan is intended to constitute a plan described in Treasury Regulation Section 1.162-27(f)(1), pursuant to which the deduction limits under Section 162(m) of the Internal Revenue Code do not apply during the applicable transition period. In general, the transition period ends upon the earliest of: (i) the expiration of the plan (i.e., 10 years after the date the plan is approved by stockholders); (ii) the material modification of the plan; (iii) the issuance of all available stock under the plan; or (iv) the first stockholder meeting at which directors are to be elected that occurs after December 31, 2007.

        Section 409A of the Internal Revenue Code.    Section 409A of the Internal Revenue Code, enacted by Congress in the American Jobs Creation Act of 2004, imposes an additional 20% income tax and interest on payments of deferred compensation to recipients that fail to meet certain payment and distribution requirements of Section 409A. The plan contains provisions that would allow NYSE Group to adjust payments under award grants to comply with Section 409A. There is no penalty imposed on NYSE Group for failure to comply with the payment and distribution requirements of Section 409A.

  NYSE Group, Inc. 2006 Annual Performance Bonus Plan

        NYSE Group's employees are eligible to participate in the NYSE Group, Inc. 2006 Annual Performance Bonus Plan. Employees hired between January and November in any fiscal year are eligible to participate in the plan in their year of hire. Employees hired in December are eligible to participate in the plan in the following year. Awards are completely discretionary and are paid in cash. The bonus, if any, is paid in January of the following year. While employees of NYSE Regulation are eligible to participate in this plan, their performance will be measured against the performance of NYSE Regulation, their particular division or department, and their own individual performance.

  Discretionary Pool

        In addition to the NYSE Group, Inc. 2006 Stock Incentive Plan, NYSE Group's chief executive officer will have the authority to grant awards of shares of NYSE Group common stock to its officers and employees and the officers and employees of NYSE Group's subsidiaries, other than employees of NYSE Regulation, in his discretion and based on individual employee discretionary award guidelines or limits approved by NYSE Group's human resources & compensation committee. This discretionary pool of 50,000 shares of NYSE Group's common stock will primarily be used for performance awards for individuals who may not normally be eligible to participate in the NYSE Group, Inc. 2006 Stock Incentive Plan based on managerial level and will give the chief executive officer the flexibility to reward officers and employees as he considers appropriate.

  NYSE Compensation Plans

        Generally, these plans were adopted by NYSE prior to its merger with Archipelago and now are maintained for the potential benefit of certain officers and employees of NYSE Group, NYSE Market, and NYSE Regulation, except as specifically noted otherwise.

  The Retirement Plan

        The NYSE sponsors the Retirement Plan for Eligible Employees of the NYSE (the "Retirement Plan"). As noted below, the Retirement Plan was frozen as of March 31, 2006. The Retirement Plan is a funded, tax-qualified, non contributory defined benefit pension plan that covers NYSE employees generally, but does not cover any of the named executives other than Ms. Kinney. The NYSE pays the entire cost of plan benefits. For employees hired before June 30, 2002, benefits under the Retirement Plan are based on a set percentage of the participant's annual base salary during each year of employment, subject to certain alternative calculations to mirror a final average compensation plan. Since 1989, that percentage has been 2.35%. Employees that were employed by the NYSE on or before February 17, 1998 receive an additional benefit equal to $100 for each year of service before January 1, 1981. For employees hired after June 30, 2002, benefits are calculated as follows: (1) 1.25% of final average compensation (i.e., average annual compensation during an employee's best five years) ("FAC") up to the average social security wage base ($46,200 in 2005), plus (2) 1.45% of final average compensation (i.e., average annual compensation during an employee's best five years) in excess of the average social security wage base, times (3) an employee's years of plan participation. The amount of annual compensation that may be considered in calculating benefits under the Retirement Plan is limited by law. In 2006, the limit is $220,000.

        Normal retirement age under the plan is age 65. However, employees can retire and receive a reduced benefit at any time after they reach age 55. Employees become vested in their benefits upon completion of five years of service with the NYSE.

        The estimated annual benefits payable from the Retirement Plan in the form of a life annuity commencing at normal retirement age (age 65) for the named executive officers hired prior to July 1, 2002 are as follows: $164,000 for Ms. Kinney. This amount assumes future salary will be equal to the amount earned in 2005.

        Effective March 31, 2006, the Retirement Plan was frozen. Accrued benefits will continue to vest and will be paid according to the existing plan terms. No additional compensation or service credit will be awarded after March 31, 2006. Effective April 1, 2006, the Retirement Accumulation Plan described below was introduced.

  Retirement Accumulation Plan

        Effective as of April 1, 2006 for NYSE employees, and as of January 1, 2007 for Archipelago employees, a new employer funded defined contribution Retirement Accumulation Plan account was established in the Savings Plan (as described below).

        Employees are eligible to receive a Retirement Accumulation Plan contribution beginning as of the later of April 1, 2006 or the first day of the month following the completion of the six-month eligibility requirement with the NYSE. Any service completed prior to April 1, 2006 will count toward determining eligibility for the new employer contribution.

        To receive a contribution, an employee must be actively employed on December 31 of the plan year for which the Retirement Accumulation Plan contribution is made. The plan year is a calendar year (January 1 - December 31). However, if employment ends during the plan year due to death, retirement (termination of employment on or after age 55) or disability, the employee (or his/her beneficiary) is eligible to receive a contribution for that year based on the employee's age at the date of the event and the employee's base salary earned during the plan year.

        NYSE Group will make annual contributions to this account based on the employee's age on December 31 and the employee's base salary earned during each plan year he/she is eligible for the plan. Since this new account became effective April 1, 2006, the first year's contribution will be calculated using base salary earned from April 1 to December 31, 2006.

        The employer contribution amounts range from 3% to 6% of base salary depending on the employee's age according to the following schedule:

Age as of December 31	Contribution Percentage
Less than 35	3%
35 to 44	4%
45 to 54	5%
55 and over	6%

        An employee will be fully vested in his/her Retirement Accumulation Plan contribution account:

  •
  after completion of five years of service with the NYSE, or

  •
  at age 55, regardless of years of service.

        Service with the NYSE completed before and after April 1, 2006, will count toward vesting.

        Since the Retirement Accumulation Plan is an account in the Savings Plan, the amounts credited to this account will be invested automatically in the investment options employees have elected for contributions under the Savings Plan.

  Supplemental Executive Retirement Plan

        The NYSE maintains a SERP for its employees who earn salary above a specified threshold ($184,442 in 2006) to supplement benefits under the Retirement Plan. As noted below, the SERP was frozen as of March 31, 2006. The SERP provides a base benefit to participants who have completed 10 years of NYSE service or are employed by the NYSE until age 55 with at least 36 months of SERP participation. In general, the benefit is based upon years of service and the participant's annual average of the highest 60 consecutive months of salary (plus, for senior officers, two-thirds of the bonus, not to exceed annual salary). Vested benefits do not become payable until the later of age 55 or the date of retirement. Generally, the benefit under the SERP is offset by benefits paid under the Retirement Plan and social security benefits and is further reduced if benefit payments commence prior to age 60. Participants may elect to receive their account balances in a lump sum distribution for those employees who were 55 or older and had 10 or more years of service as of December 31, 2004. Effective March 31, 2006, the SERP was frozen. Accrued benefits will continue to vest and will be paid according to the existing plan terms. No additional compensation or service credits will be awarded after March 31, 2006.

  Employee Savings Plans

        The NYSE sponsors two tax-qualified defined contribution plans, which are substantially similar (the "Savings Plans"). The New York Stock Exchange and Subsidiary Companies Employee Savings Plan covers salaried employees, and the New York Stock Exchange and Subsidiary Companies Operations Level Employee Savings Plan covers employees who are subject to a collective bargaining agreement.

        Under the Savings Plans, which are tax-qualified retirement savings plans (401(k) plans), participating employees may contribute up to 25% of their base salaries into their Savings Plan accounts, on a pre-tax or after-tax basis, or both, subject to limitations under the Internal Revenue Code on the annual amount of contributions that participants may make and the amount of annual compensation that may be taken into account in computing benefits under the Savings Plan. The NYSE matches the first 6% of base salaries that employees contribute to the plan. Participants are immediately vested in all contributions and all earnings or loss on those contributions.

        Effective January 1, 2006, matching contributions for new employees will vest at the rate of 20% per year for the first five years of recognized service.

  Supplemental Executive Savings Plan

        The NYSE maintains a SESP to provide deferred compensation opportunities to employees who earn compensation over the limit set by the Internal Revenue Code, including certain named executive officers, to supplement benefits under the Savings Plan that are subject to limitations under the Internal Revenue Code, as well as to permit additional deferrals.

        Generally, employees are eligible to participate in the SESP if their base salary exceeds the Internal Revenue Service limit on annual contributions to a qualified savings plan ($44,000 in 2006) divided by 0.31. A participant's account is also credited with earnings based on a measurement alternative selected by the participant from among specified alternatives. Participants may elect to receive their account balances in a lump sum distribution or annual installments following termination of employment. The SESP continues to be under review for compliance with Internal Revenue Service Section 409(A). If the participant elects an installment payout, the account is credited with earnings based on a measurement alternative selected by the participant from among a choice of funds.

        The SESP is divided into three different plans: SESP A, SESP B, and SESP C. Participation in one, two, or all three of these plans depends on how much the employees earn and how much they contribute to the SESP.

        SESP A.    This plan is intended to be an excess plan, which allows employees to defer a percentage of base salary up to $220,000 (in 2006) which cannot be contributed to the qualified savings plan because of the $44,000 Internal Revenue Service contribution limit.

        SESP B.    Employees are eligible to contribute to SESP B if their annual salary exceeds $220,000 (in 2006). This plan is also intended to be an excess plan, and it generally allows employees to defer up to 25% of base salary over $220,000 on a before-tax basis. The NYSE matches the first 6% of base salary that employees contribute to the plan.

        SESP C.    Employees are eligible to contribute to SESP C if their annual salary exceeds $220,000 (in 2006). This plan allows employees to contribute more than 25% of their base salary on a before-tax basis.

        Participants prior to January 1, 2006 were always 100% vested in their pre-tax contributions, matching contributions by the NYSE and any earnings or losses thereon.

        Effective January 1, 2006, matching contributions for new employees will vest at the rate of 20% per year for the first five years of recognized service.

        The NYSE also maintains plans permitting senior officers and above to defer amounts otherwise paid to them as bonus. There is no NYSE match under these other plans.

  Capital Accumulation Plan

        The NYSE sponsored a Capital Accumulation Plan ("CAP") for designated senior executives through the end of 2003. Effective January 1, 2004, the Capital Accumulation Plan was frozen, and no further credits have been made for services performed after December 31, 2003. Existing awards will continue to vest in accordance with the plan, and will be distributed upon termination of employment. The plan provided supplemental retirement benefits to a select group of management and highly compensated employees of the NYSE who were designated as eligible to participate in the plan by the human resources & compensation committee of the NYSE board of directors. The plan is "unfunded" and is not intended to qualify under Section 401(a) of the Internal Revenue Code.

        Historically under the CAP, each year, participating executives were credited with an amount based upon a percentage of their Annual Bonus Plan award. These awards vest, for each executive, between the ages of 55 and 60, and are transferred into a Rabbi Trust as they vest. Unvested CAP amounts earn interest based upon the 10-year Treasury Bond rate as of December 31 of the prior year. Participants may elect to receive their vested account balances in a lump sum distribution or annual installments following termination of employment. If the participant elects an installment payout, the account is credited with earnings based on a measurement alternative selected by the participant from among a choice of funds. Awards are included as compensation expense in the year awarded and any related interest is included in compensation expense in the year earned.

  Long-Term Incentive Deferral Plan

        The NYSE sponsored a Long-Term Incentive Deferral Plan for designated senior executives through the end of fiscal year 2000. The plan permitted eligible executives to defer receipt of their long-term performance awards. Effective May 1, 2001, the Long-Term Incentive Deferral Plan was frozen. A few executives have deferred balances under this plan that will be paid upon their termination or retirement. Participants may elect to receive their vested account balances in a lump sum distribution or annual installments following termination of employment. If the participant elects an installment payout, the account is credited with earnings based on a measurement alternative selected by the participant from among a choice of funds.

  ICP Award Deferral Plan

        The ICP Award Deferral Plan permits senior officers of the NYSE to defer receipt of their bonuses under the Annual Bonus Plan. Participants may elect to receive their vested account balances in a lump sum distribution or annual installments following termination of employment. If the participant elects an installment payout, the account is credited with earnings based on a measurement alternative selected by the participant from among a choice of funds. The ICP Award Referral Plan is scheduled to be terminated effective January 1, 2007.

  Severance Plans

        All employees of the NYSE (other than those covered by a collective bargaining agreement or those who are non-expatriate foreign employees) are eligible to participate in the Severance Pay Plan. Additionally, as of January 1, 2007, Archipelago employees will also be eligible to participate in the Severance Pay Plan. The Severance Pay Plan provides for basic and enhanced severance benefits upon certain terminations of employment. Basic severance benefits are equal to two weeks of an employee's base salary, less any other severance payments the employee receives from the NYSE. Managerial/professional employees are eligible for enhanced severance benefits. Enhanced severance is generally calculated at two weeks of base pay per year of service up to a maximum of 52 weeks, less any other severance the employee receives from the NYSE.

        All severance benefits are paid in equal installments in accordance with the NYSE's regular payroll practices. Payment of enhanced severance benefits is conditioned upon the employee's execution of a release of claims in favor of the NYSE and its related entities.

  Archipelago Plans

        NYSE Group assumed the Archipelago plans in connection with the merger of the NYSE and Archipelago, with NYSE Group common stock being substituted on a one-for-one basis for any Archipelago common stock as the underlying security of any grants under the plans. In the NYSE/Archipelago merger, subject to certain vesting accelerations, all outstanding options on Archipelago common stock and restricted stock units issued under the Archipelago plans prior to the NYSE/Archipelago merger were converted to options on NYSE Group common stock and NYSE Group restricted stock units, respectively.

  Archipelago Holdings, L.L.C. 2000 Long-Term Incentive Plan

        Archipelago Holdings, L.L.C. adopted the Archipelago Holdings, L.L.C. 2000 Long-Term Incentive Plan ("Archipelago 2000 LTIP") on July 6, 2000. Later, the board of directors of Archipelago Holdings, Inc. expressly adopted and assumed, and the stockholders approved, the 2000 LTIP and amended the plan to reflect the conversion of Class A shares to Archipelago Holdings, Inc. common stock.

        Types of Awards Granted Under the Plan.    Options to acquire and rights with respect to shares of NYSE Group's common stock have been granted under the Archipelago 2000 LTIP.

        Exercisability.    Subject to the applicable award agreements, no option or right granted under the 2000 Archipelago LTIP may be exercised until the earlier of (i) Archipelago's initial public offering, which has already occurred, and (ii) the fifth anniversary of the date of the grant.

        Non-Transferability.    Awards granted under the Archipelago 2000 LTIP are generally not transferable or assignable.

        Amendment; Termination.    The board of directors may amend, suspend or terminate the Archipelago 2000 LTIP or any portion thereof at any time.

        Change in Control.    In the event that Archipelago merges into or consolidates with another corporation or entity or sells all or substantially all of its assets to another corporation, the awards granted under the Archipelago 2000 LTIP will either be assumed or an equivalent award will be substituted by the successor corporation or, if not so assumed or substituted, immediately vest and be cashed out. In the merger of the NYSE and Archipelago, NYSE Group assumed the Archipelago 2000 LTIP. If the successor corporation assumes or substitutes the awards and the participant's employment is terminated without cause or if the participant quits for good reason within 18 months of the closing of the applicable transaction, then the awards will fully vest and be exercisable for at least 12 months.

  Archipelago Holdings, L.L.C. 2003 Long-Term Incentive Plan

        Archipelago Holdings, L.L.C. adopted the Archipelago Holdings, L.L.C. 2003 Long-Term Incentive Plan (the "Archipelago 2003 LTIP") on August 11, 2003, and amended such plan on November 6, 2003. Later, the board of directors of Archipelago Holdings, Inc. expressly adopted and assumed, and the stockholders of Archipelago Holdings, Inc. approved, the Archipelago 2003 LTIP and amended the plan to reflect the conversion of Class B shares of Archipelago Holdings, L.L.C. to Archipelago Holdings, Inc. common stock.

        Types of Awards Granted under the Plan.    Options to acquire shares of NYSE Group's common stock have been granted under the 2003 LTIP.

        Exercisability.    Subject to the applicable award agreements, no option or right granted under the Archipelago 2003 LTIP may be exercised until the earlier of (i) Archipelago's initial public offering, which already occurred, and (ii) the fifth anniversary of the date of the grant.

        Non-Transferability.    Awards granted under the Archipelago 2003 LTIP are generally not transferable or assignable.

        Amendment; Termination.    NYSE Group's board of directors may amend, suspend or terminate the Archipelago 2003 LTIP or any portion thereof at any time.

        Change in Control.    In the event Archipelago merges into or consolidates with another corporation or entity or sells all or substantially all of its assets to another corporation, the awards granted under the Archipelago 2003 LTIP will either be assumed or an equivalent award will be substituted by the successor corporation or, if not so assumed or substituted, immediately vest and be cashed out. In the merger of the

NYSE and Archipelago, NYSE Group assumed the Archipelago 2003 LTIP. If the successor corporation assumes or substitutes the awards and the participant's employment is terminated without cause or if the participant quits for good reason within 18 months of the closing of the applicable transaction, then the awards will fully vest and be exercisable for at least 12 months.

  Archipelago 2004 Stock Incentive Plan

        Archipelago Holdings, L.L.C. adopted the 2004 Stock Incentive Plan (the "Archipelago 2004 SIP"). Later, the board of directors of Archipelago Holdings, Inc. expressly adopted and assumed, and the stockholders of Archipelago Holdings, Inc. approved, the 2004 SIP and amended the plan to reflect the conversion of shares of Archipelago Holdings, L.L.C. to Archipelago Holdings, Inc. common stock.

        Type of Awards.    The Archipelago 2004 SIP provides for grants of options, rights, dividend equivalent rights, restricted stock, restricted stock units, and other equity based awards (including unrestricted stock and performance shares).

        Non-Assignability.    Except to the extent otherwise provided in the award agreement or approved by the compensation committee, no award or right granted to any person under the 2004 SIP will be assignable or transferable other than by will or by the laws of descent and distribution, and all awards and rights will be exercisable during the life of the grantee only by the grantee or the grantee's legal representative.

        Change in Control.    The compensation committee may provide in any award agreement for provisions relating to a change in control of the company or any of its subsidiaries or affiliates, including, without limitation, the acceleration of the exercisability of, or the lapse of restrictions with respect to, the award. In the merger of the NYSE and Archipelago, NYSE Group assumed the Archipelago 2004 SIP.

        Amendment; Termination.    Except as otherwise provided in an award agreement, the board of directors may from time to time suspend, discontinue, revise or amend the Archipelago 2004 SIP provided that no amendment will materially adversely affect a grantee without such person's prior written consent.

  Compensation Committee Interlocks and Insider Participation

        The human resources & compensation committee was not constituted until after December 31, 2005. The following individuals served as members of the human resources & compensation committee of the board of directors of the NYSE (the predecessor to NYSE Group) during the fiscal year ended December 31, 2005: (1) Shirley Ann Jackson; (2) Edgar S. Woolard, Jr.; (3) Alice M. Rivlin; (4) Robert B. Shapiro; and (5) Dennis Weatherstone. None of these individuals was, during the fiscal year, an officer or employee of the NYSE, NYSE Group or any of its subsidiaries. The NYSE Group human resources & compensation committee first convened on March 7, 2006. No member of that committee is a current or former officer or employee of NYSE Group or any of its subsidiaries.

Principal Stockholders

        The following table sets forth information, as of February 8, 2007, regarding the beneficial ownership of NYSE Group common stock and restricted stock units of:

  •
  each person who is known by NYSE Group to beneficially own 5% or more of NYSE Group outstanding common stock;

  •
  each director and named executive officer of NYSE Group (unless otherwise indicated, the business address of each such person is 11 Wall Street, New York, New York 10005); and

  •
  all of the directors and executive officers of NYSE Group as a group.

        Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, NYSE Group believes that each stockholder identified in the table possesses sole voting and investment power over all shares of NYSE Group common stock shown as beneficially owned by that stockholder. Percentage of beneficial ownership is based on approximately 156,572,161 shares of NYSE Group common stock that were outstanding as of February 8, 2007.

Name and Address of Beneficial Owner	Number of Shares of Common Stock		Percentage of Class
Stockholders Owning Approximately 5% or more:
AllianceBernstein, L.P.	12,499,707	(1)	8.0%
1345 Avenue of the Americas New York, NY 10105
Atticus Capital LP	10,102,554	(2)	6.5%
152 West 57th Street 45th Floor New York, NY 10019
General Atlantic LLC	8,276,704	(3)	5.3%
c/o General Atlantic Service Corporation 3 Pickwick Plaza Greenwich, CT 06830
Directors:
Marshall N. Carter	2,538	(4)	*
Ellyn L. Brown	697	(5)	*
William E. Ford	13,948	(5)(6)	*
Shirley Ann Jackson	697	(5)	*
James S. McDonald	697	(5)	*
Duncan M. McFarland	697	(5)	*
James J. McNulty	18,067	(7)	*
Alice M. Rivlin	697	(5)	*
Robert B. Shapiro	697	(5)	*
John A. Thain	100	(8)(10)	*
Karl M. von der Heyden	697	(5)	*
Non-Director Officers:‡
Catherine R. Kinney	0	(9)(10)	*
Gerald D. Putnam	1,298,311	(11)(10)	*
Nelson Chai	182,019	(12)(10)	*
Dale B. Bernstein	0	(13)(10)	*
Rachel F. Robbins	0	(14)(10)	*
Margaret Tutwiler	0	(15)(10)	*
All directors, and executive officers as a group (17 individuals in total)	1,519,862		1.0%

*
Less than 1%.

‡
As of April 12, 2006, the effective date of his resignation as executive vice president and co-general counsel of NYSE Group, Kevin J.P. O'Hara, a "named executive officer" of NYSE Group within the meaning of section 402 of Regulation S-K, beneficially owned 322,127 shares of NYSE Group common stock, representing (a) 32,035 shares that Mr. O'Hara held directly and 290,092 shares underlying options that were vested and directly exercisable within 60 days and (b) 25,683 shares that Mr. O'Hara contributed to the Kevin J.P. O'Hara Family Foundation, a charitable organization, for which Mr. O'Hara does not have a pecuniary interest and for which Mr. O'Hara disclaims beneficial ownership.

(1)
Based on information included in a Schedule 13G, dated December 31, 2006, filed with the SEC by AXA on behalf of certain institutional managers including AllianceBernstein, L.P.

(2)
Based on information included in a Schedule 13G, dated December 31, 2006, filed with the SEC by Atticus Capital LP. Includes 2,951,400 shares of common stock subject to a call option held by Atticus Capital L.P.

(3)
Based on information included in a Schedule 13D, dated May 10, 2006, filed with the SEC by General Atlantic and its affiliated entities. Includes (a) 5,384,509 shares of common stock held by General Atlantic Partners 77, L.P. ("GAP 77"); (b) 2,333,995 shares of common stock held by GAP-W Holdings, L.P. ("GAP-W"); (c) 450,919 shares of common stock held by GAPCO II; (d) 96,813 shares of common stock held by GapStar, LLC ("GapStar"); and (e) 10,468 shares of common stock held by GAPCO GmbH & Co. KG ("GAPCO KG"). General Atlantic is the general partner of GAP 77, the general partner of GAP-W and the sole member of GapStar. The general partners of GAPCO II are Managing Directors of General Atlantic. GAPCO Management GmbH ("GAPCO Management") is the general partner of GAPCO KG. The Managing Directors of General Atlantic make voting and investment decisions with respect to GAPCO Management and GAPCO KG. General Atlantic, GAP 77, GAP-W, GapStar, GAPCO II, GAPCO KG and GAPCO Management (collectively, the "GA Group") are a "group" within the meaning of Rule 13d-5 of the Exchange Act. William E. Ford, a director of NYSE Group, is President and a Managing Director of General Atlantic and a general partner of GAPCO II. Mr. Ford owns 13,948 restricted stock units of NYSE Group, which are fully vested with the underlying shares and will be delivered upon Mr. Ford's retirement, resignation or other termination (except for cause) from NYSE Group's board of directors.

(4)
Includes 2,438 shares of common stock underlying an equivalent number of Director Restricted Stock Units ("Director RSUs"). Directors have a right to acquire the shares underlying Director RSUs upon cessation of service as a director for any reason other than removal for cause.

(5)
Constitutes shares of common stock underlying an equivalent number of Director RSUs. Directors have a right to acquire the shares underlying Director RSUs upon cessation of service as a director for any reason other than removal for cause.

(6)
Does not include the 8,276,704 shares of common stock held by investment entities affiliated with General Atlantic, which Mr. Ford, as Chief Executive Officer and Managing Director of General Atlantic and a general partner of GAP Coinvestment Partners II, L.P., could be deemed to beneficially own. Mr. Ford disclaims beneficial ownership of the common stock held by such investment entities beyond the extent of his pecuniary interest therein.

(7)
Includes 13,067 shares of common stock underlying an equivalent number of Director RSUs. Directors have a right to acquire the shares underlying Director RSUs upon cessation of service as a director for any reason other than removal for cause.

(8)
Does not include (a) 30,151 Restricted Stock Units ("Bonus RSUs") granted February 3, 2007 or (d) unexercisable options to purchase 30,102 shares of common stock.

(9)
Does not include (a) 9,179 Restricted Stock Units granted March 8, 2006 ("Merger RSUs") currently vested or scheduled to vest within 60 days, (b) 3,060 unvested Merger RSUs (c) 6,219 Bonus RSUs or (d) unexercisable options to purchase 6,209 shares of common stock.

(10)
The common stock underlying Merger RSUs is not deliverable before March 7, 2009. The Bonus RSUs are scheduled to vest, and the shares underlying the Bonus RSUs are scheduled to be delivered, in three equal installments on February 2, 2008, 2009, and 2010. The common stock underlying Merger RSUs and Bonus RSUs does not currently represent voting or dispositive power and will not do so until the underlying stock is delivered.

(11)
Includes (a) 738,858 shares of common stock held by GSP, LLC, an entity in which Mr. Putnam owns a controlling interest, (b) 17,283 shares of common stock held by Leicester Enterprises LLC, an entity in which Mr. Putnam owns a controlling interest, (c) 8,016 shares that GSP, LLC donated by Mr. Putnam to the Putnam Family Foundation, a charitable organization, and (d) options to purchase 534,154 shares of common stock owned by Mr. Putnam, and exercisable within 60 days. Mr. Putnam disclaims beneficial ownership of the shares of common stock held by the Putnam Family Foundation. Mr. Putnam is the president of G&S Management, Co., which is the manager of GSP, LLC. Does not include (a) unexercisable options to purchase 80,189 shares of common stock and (b) 19,786 Bonus RSUs.

(12)
Includes 32,035 shares of common stock that Mr. Chai holds directly, as well as options to purchase 149,984 shares of common stock owned by Mr. Chai, which are vested and directly exercisable within 60 days. Does not include (a) unexercisable options to purchase 22,442 shares of common stock.

(13)
Does not include (a) 6,951 Merger RSUs currently vested or scheduled to vest within 60 days, (b) 2,317 unvested Merger RSUs (c) 976 Bonus RSUs or (d) unexercisable options to purchase 975 shares of common stock.

(14)
Does not include 507 Bonus RSUs.

(15)
Does not include (a) 9,179 Merger RSUs currently vested or scheduled to vest within 60 days, (b) 3,060 unvested Merger RSUs (c) 3,580 Bonus RSUs or (d) unexercisable options to purchase 3,575 shares of common stock.

SELECTED HISTORICAL FINANCIAL DATA OF NYSE GROUP

        NYSE Group is a Delaware corporation formed for the purpose of consummating the business combination of the NYSE and Archipelago, which was completed on March 7, 2006. The merger of the NYSE and Archipelago has been treated as a purchase business combination for accounting purposes, with the NYSE designated as the acquirer. As such, the historical financial statements of the NYSE have become the historical financial statements of NYSE Group. Set forth below are selected historical financial data for: (1) the NYSE, as the predecessor to NYSE Group; and (2) Archipelago, as predecessor to NYSE Arca, which was acquired by NYSE Group on March 7, 2006 as part of the merger between the NYSE and Archipelago. Because the merger was not consummated on or before December 31, 2005, the following selected historical financial data reflect the NYSE and Archipelago separately.

Selected Historical Financial Data of NYSE Group

        The following selected historical financial data for NYSE Group for periods prior to this date reflect only the NYSE's results and do not include Archipelago's results.

        The following selected consolidated financial data has been derived from the historical consolidated financial statements and related notes for the years ended December 31, 2001 through December 31, 2005. The information presented here is only a summary, and it should be read together with the consolidated financial statements set forth on pages FIN-7 to FIN-87 of this document. The information set forth below is not necessarily indicative of NYSE Group's results of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of NYSE Group."

	Nine Months ended September 30,
			Year ended December 31,
(U.S. GAAP)
	2006(1)	2005	2005	2004	2003	2002	2001
	(in millions)
Results of Operations
Revenues
Activity assessment	$492.4	$433.4	$594.6	$359.8	$419.7	$290.4	$358.1
Transactions	454.1	108.4	145.8	153.6	157.2	152.8	144.6
Listing	266.3	256.9	342.7	329.8	320.7	299.6	297.2
Market data	166.1	133.4	178.2	167.6	172.4	168.9	160.3
Data processing	109.0	136.7	182.9	220.7	224.8	224.6	223.2
Regulatory	135.3	96.7	129.8	113.3	113.2	120.4	152.2
Licensing, facility and other	94.2	42.2	55.8	58.7	71.6	65.5	59.7

Total revenues	1,717.4	1,207.7	1,629.8	1,403.5	1,479.6	1,322.2	1,395.3
Section 31 fees	(492.4)	(433.4)	(594.6)	(359.8)	(419.7)	(290.4)	(358.1)
Compensation	(436.8)	(381.8)	(509.8)	(522.6)	(520.5)	(512.3)	(508.2)
Liquidity payments	(160.0)	—	—	—	—	—	—
Routing and clearing	(49.7)	—	—	—	—	—	—
Systems and communications	(91.0)	(92.7)	(124.1)	(138.6)	(146.0)	(143.6)	(151.8)
Professional services	(85.5)	(90.3)	(127.7)	(132.7)	(97.5)	(116.9)	(133.1)
Depreciation and amortization	(99.4)	(78.5)	(103.4)	(95.7)	(89.0)	(81.4)	(74.5)
Occupancy	(62.9)	(51.6)	(70.6)	(68.6)	(67.0)	(66.3)	(56.1)
Marketing and other	(70.9)	(46.3)	(69.7)	(84.3)	(76.5)	(102.4)	(126.2)
Merger expenses and related exit costs(2)	(20.3)	—	(26.1)	—	—	—	—
Regulatory fine income	33.8	32.8	35.4	7.6	11.2	6.0	3.5

Operating income (loss)	182.3	65.9	39.2	8.8	74.6	14.9	(9.2)

	Nine Months ended September 30,
			Year ended December 31,
(U.S. GAAP)
	2006(1)	2005	2005	2004	2003	2002	2001
	(in millions)
Investment and other income, net	63.3	36.6	51.7	34.5	32.4	42.7	74.8
Gain on sale of equity investment	20.9	—	—	—	—	—	—

Income before provision for income taxes and minority interest	266.5	102.5	90.9	43.3	107.0	57.6	65.6
Provision for income taxes	(104.5)	(40.3)	(48.1)	(12.1)	(45.2)	(18.7)	(22.7)
Minority interest in income of consolidated subsidiary	(2.5)	(1.2)	(2.0)	(1.0)	(1.3)	(2.3)	(3.3)

Net income	$159.5	$61.0	$40.8	$30.2	$60.5	$36.6	$39.6

	Nine Months ended September 30,
				Year ended December 31,
(U.S. GAAP)
	2006	2005		2005		2004		2003		2002		2001
Basic earnings per share	$1.09	$0.53		$0.35		$0.26		$0.52		$0.32		$0.34
Diluted earnings per share	$1.08	$0.53		$0.35		$0.26		$0.52		$0.32		$0.34
Basic weighted average shares outstanding	146,645	115,699	(4)	115,699	(4)	115,699	(4)	115,699	(4)	115,699	(4)	115,699	(4)
Diluted weighted average shares outstanding	147,742	115,699	(4)	115,699	(4)	115,699	(4)	115,699	(4)	115,699	(4)	115,699	(4)
	As of September 30,
		As of December 31,
(U.S. GAAP)
	2006(1)	2005	2004	2003	2002	2001
	(in millions)
Balance Sheet
Total assets	$3,220.2	$2,204.1	$1,982.3	$2,009.2	$1,999.8	$1,973.6
Current assets	$1,259.5	$1,464.2	$1,264.6	$1,293.9	$1,227.6	$1,225.9
Current liabilities	634.5	685.0	486.9	513.2	434.2	481.8

Working capital	$625.0	$779.2	$777.7	$780.7	$793.4	$744.1

Long term liabilities(3)	$944.4	$684.9	$694.7	$736.2	$877.8	$823.9
Stockholders' equity	$1,603.2	$799.1	$767.5	$728.5	$662.2	$639.8

(1)
The nine months ended September 30, 2006 results include the accounts of NYSE Group and all wholly owned subsidiaries, as well as SIAC. The results of operations of Archipelago have been included in NYSE Group's results of operations since March 8, 2006. For periods prior to September 30, 2006, only results of the NYSE are represented.

(2)
Represents legal costs, severance payments and integration costs incurred in connection with the merger between the NYSE and Archipelago or the combination between NYSE Group and Euronext.

(3)
Represents liabilities due after one year, including accrued employee benefits and the long term portion of deferred revenue.

(4)
Adjusted to reflect the March 7, 2006 merger between the NYSE and Archipelago, giving retroactive effect to the issuance of shares to former NYSE members.

Selected Historical Financial Data of Archipelago (as the predecessor to NYSE Arca)

        The selected financial data presented below is derived from Archipelago's consolidated financial statements, which have been audited by Ernst and Young LLP, independent registered public accountants. Such selected financial data should be read in connection with Archipelago's consolidated financial statements and related notes included in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Archipelago." Historical financial statement information may not be indicative of Archipelago's future performance.

	Year ended December 31,
(U.S. GAAP)
	2005(1)	2004(2)	2003	2002(3)	2001
	(in millions, except per share data)
Results of Operations
Revenues(4):
Transaction fees	$425.0	$434.5	$380.6	$346.2	$172.2
Activity assessment fees(5)	48.0	—	—	—	—
Market data fees(6)	62.0	56.4	29.0	1.7	—
Listing and other fees	6.4	0.4	0.5	0.3	—

	541.4	491.3	410.1	348.2	172.2
Equity entitlements(7)	—	—	—	—	(17.0)

Total revenues	541.4	491.3	410.1	348.2	155.2

Expenses(4):
Section 31 fees(5)	48.0	—	—	—	—
Liquidity payments(8)	206.9	203.5	154.2	45.8	—
Routing charges	66.7	88.7	113.8	150.5	63.9
Clearance, brokerage and other transaction expenses(9)	5.9	13.7	45.0	86.8	29.1
NYSE merger costs and related executive compensation(10)	46.1	—	—	—	—
Other employee compensation and benefits	51.6	38.4	36.1	21.6	21.7
Depreciation and amortization	21.6	22.9	25.9	16.6	10.1
Communications	19.5	16.3	18.3	23.1	26.8
Marketing and promotion	22.2	20.1	8.1	19.0	24.5
Legal and professional	12.6	11.1	8.3	7.0	6.5
Occupancy	6.7	4.2	4.0	2.5	2.0
General and administrative	16.2	11.3	9.9	8.5	8.0

Total expenses	524.0	430.2	423.6	381.4	192.6

Operating income (loss)	17.4	61.1	(13.5)	(33.2)	(37.4)
Interest and other, net	4.5	1.6	0.6	1.3	3.3
Unrealized loss on investment owned	—	—	—	(2.7)	(3.9)

Income (loss) before income tax provision	21.9	62.7	(12.9)	(34.6)	(38.0)
Income tax provision(11)	9.4	5.3	—	—	—

Income (loss) from continuing operations	12.5	57.4	(12.9)	(34.6)	(38.0)
Income (loss) from discontinued operations(12)	3.8	11.5	14.7	(1.0)	—

Net income (loss)	16.3	68.9	1.8	(35.6)	(38.0)
Deemed dividend on convertible preferred shares(13)	—	(9.6)	—	—	—

Net income (loss) attributable to common stockholders	$16.3	$59.3	$1.8	$(35.6)	$(38.0)

	Year ended December 31,
(U.S. GAAP)
	2005(1)	2004(2)	2003	2002(3)	2001
	(in millions, except per share data)
Basic earnings (loss) per share from:
Continuing operations	$0.27	$1.42	$(0.36)	$(1.11)	$(2.35)
Discontinued operations	0.08	0.29	0.41	(0.03)	—
Deemed dividend on convertible preferred shares(13)	—	(0.24)	—	—	—

Basic earnings (loss) per share(14)	$0.35	$1.47	$0.05	$(1.14)	$(2.35)

Diluted earnings (loss) per share from:
Continuing operations	$0.26	$1.34	$(0.35)	$(1.11)	$(2.35)
Discontinued operations	0.08	0.27	0.40	(0.03)	—
Deemed dividend on convertible preferred shares(13)	—	(0.22)	—	—	—

Diluted earnings (loss) per share(14)	$0.34	$1.38	$0.05	$(1.14)	$(2.35)

Basic weighted average shares outstanding(14)	46.8	40.3	36.2	31.2	16.2
Diluted weighted average shares outstanding(14)	47.8	42.9	37.0	31.2	16.2
	As of December 31,
(U.S. GAAP)
	2005(1)	2004(2)	2003	2002(3)	2001
	(in millions, except per share data)
Balance Sheet(3)
Cash and cash equivalents(1)(5)(15)(16)	$134.4	$145.2	$94.4	$28.2	$54.8
Receivables from brokers, dealers and customers, net(5)	56.6	31.4	31.7	21.6	20.8
Receivables from related parties, net(4)	23.3	42.9	35.4	16.2	10.1
Total assets	579.8	543.9	471.3	379.6	234.4
Total stockholders' equity	422.1	460.9	303.3	302.8	195.8

(1)
In September 2005, Archipelago completed the acquisition of PCX Holdings and its subsidiaries for a total purchase price of approximately $94.0 million consisting of a $90.9 million cash payment to PCX Holdings stockholders and certain employees of PCX Holdings and its subsidiaries, and approximately $3.1 million of direct costs incurred by Archipelago as part of this acquisition. The results of operations of PCX Holdings have been included in Archipelago's results of operations since October 1, 2005.

(2)
On August 11, 2004, prior to the consummation of its initial public offering, Archipelago Holdings L.L.C. converted from a Delaware limited liability company to a Delaware corporation, Archipelago Holdings, Inc.

(3)
On March 15, 2002, Archipelago completed a merger with REDIBook ECN L.L.C., a competing ECN, as a result of which Archipelago significantly increased its trading volumes in Nasdaq-listed securities.

(4)
Archipelago engages in a significant amount of business with related parties in the ordinary course of its business. For a discussion of Archipelago's related-party transactions, see Note 10 to Archipelago's consolidated financial statements included elsewhere in this prospectus.

(5)
Archipelago pays Section 31 fees to the SEC based on fee schedules determined by the SEC and, in turn, collects activity assessment fees from equity trading permit and option trading permit holders trading on ArcaEx, the equity trading system of Pacific Exchange, Inc. operated by Archipelago, and Pacific Exchange, Inc., respectively. Activity assessment fees received are included in cash and cash equivalents at the time of receipt, and, as required by law, the amount due to the SEC is recorded as an accrued liability and remitted semiannually. Following the September 2005 acquisition of PCX Holdings, activity assessment fee revenue and Section 31 fee expense are presented gross in Archipelago's statement of operations. These fees have had no impact on Archipelago's consolidated statement of operations.

(6)
Following the launch of ArcaEx in March 2002, Archipelago began earning revenues from market data fees based on the level of trading activity on ArcaEx. As the operator of ArcaEx, Archipelago became eligible to participate in the sale of market data to, and the receipt of market data fees from, centralized aggregators of this information.

(7)
In January 2000, Archipelago implemented an equity entitlement program under which participating customers became eligible to earn "equity entitlements" based on the volume of order flow on Archipelago's trading platforms. Equity entitlements were converted into Class B shares of Archipelago Holdings L.L.C. without additional consideration. These shares were converted into shares of Archipelago common stock in the conversion of Archipelago Holdings L.L.C. into Archipelago Holdings, Inc.

(8)
In April 2002, to enhance the liquidity of its system, Archipelago began to pay a small fee per share, referred to as "liquidity payments," to participants that post certain buy and sell orders on the Archipelago system when the quote is executed against by other participants purchasing and selling internally on the Archipelago system. Archipelago generally does not pay these fees for orders posted on NYSE-listed securities.

(9)
Effective in July 2004, Archipelago Securities, LLC began to self clear trades effected by non-ETP broker-dealer customers accessing ArcaEx through Archipelago Trading Services. Effective in January 2005, Archipelago Securities Inc. LLC began to self clear trades it routed to other market centers for execution. In addition, due to the lower percentage of orders routed out to other market centers, Archipelago's number of trades subject to clearing costs has decreased.

(10)
In connection with its merger with the NYSE, Archipelago incurred legal, banking, regulatory and other fees in 2005. In addition, Archipelago incurred certain executive compensation expenses as a result of the acceleration of payments to, and vesting of restricted stock units of, Archipelago officers in 2005.

(11)
As a limited liability company, all income taxes were paid by the members of Archipelago. As a corporation, Archipelago is responsible for the payment of all U.S. federal, state and local corporate income taxes.

(12)
As part of a proposed rule change filed by the Pacific Exchange with the SEC, Archipelago undertook to divest Wave Securities L.L.C., a wholly owned subsidiary of Archipelago providing agency brokerage services. The results of operations and financial position of Wave Securities are presented as discontinued operations in the consolidated financial statements. All historical periods presented have been restated to reflect such presentation. Archipelago completed the sale of Wave Securities on March 3, 2006.

(13)
In August 2004, in connection with its initial public offering, Archipelago converted 16,793,637 Class A preferred shares of Archipelago (sold to GAP Archa Holdings, L.L.C., an affiliate of General Atlantic, on November 12, 2003 for total consideration of $50.0 million) into 4,449,268 shares of Archipelago common stock. Included in this conversion was the issuance of 717,349 shares of common stock attributable to a $9.6 million beneficial conversion feature included in the previously issued redeemable preferred interest.

(14)
In August 2004, in connection with Archipelago's reorganization, the members of Archipelago Holdings L.L.C. received 0.222222 shares of Archipelago common stock for each membership interest held by the member in Archipelago Holdings L.L.C. The weighted average number of shares used in the basic and diluted earnings per share computations gives retroactive effect to this 4.5-for-1 reverse stock split.

(15)
As approved by the board of managers of Archipelago Holdings L.L.C. on July 16, 2004, Archipelago Holdings L.L.C. made a cash distribution to its members immediately prior to the conversion transaction. The cash distribution provided funds to the members to permit them to pay taxes that the members owe for their share of Archipelago's profits in 2004 as a limited liability company through the date of the conversion transaction, calculated primarily based on the highest federal and state income tax rate applicable for tax withholding purposes to an individual. The cash distribution was approximately $24.6 million and resulted in a corresponding reduction to cash and cash equivalents. As used in this discussion, the term "members" refers to the former owners of Archipelago Holdings L.L.C.

(16)
In August 2004, Archipelago completed its initial public offering and sold 6,325,000 shares of Archipelago common stock at $11.50 per share. Archipelago received net proceeds of $67.6 million and incurred approximately $6.8 million in expenses in connection with its initial public offering.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS OF NYSE GROUP

        The following discussion of the NYSE Group's financial condition and results of operations should be read in conjunction with the consolidated financial statements of the NYSE Group and the notes thereto included in this document. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See "Risk Factors" and "Forward-Looking Statements."

Overview

        NYSE Group was organized on May 2, 2005. As of December 31, 2005 and up until March 7, 2006, NYSE Group had no assets (other than $200 it received on December 29, 2005 from the sale of one share of its common stock to each of the NYSE and Archipelago) and had not conducted any material activities other than those incident to its formation. However, on March 7, 2006, upon the consummation of the merger between the NYSE and Archipelago, NYSE Group became the parent company of the NYSE and Archipelago.

        NYSE Group is a holding company that, through its subsidiaries, operates two securities exchanges: the NYSE and NYSE Arca, Inc. NYSE Group is a leading provider of securities listing, trading and market data products and services. The NYSE is the world's largest cash equities exchange. The NYSE is approximately three times the size of the next largest cash equities exchange in the world in terms of aggregate market capitalization of domestic listed companies. NYSE Arca operates the first open, all-electronic stock exchange in the United States and has one of the leading market positions in trading ETFs and exchange-listed securities. NYSE Arca, Inc. is also an exchange for trading equity options.

        As of September 30, 2006, the NYSE owned two-thirds of the SIAC and reported SIAC's financial results on a consolidated basis. SIAC is an important industry resource providing critical automation and communications services to the NYSE, the American Stock Exchange and other organizations to support order processing, trading and the reporting of market information, among other functions. SIAC also provides system support for certain national market system functions and for important regulatory and administrative activities. In addition, SIAC provides telecommunication and managed services through its wholly owned subsidiary, Sector, to subscribers primarily in the securities industry.

        NYSE Regulation provides regulatory services (including member firm regulation, market surveillance, enforcement, listed company compliance, and arbitration), to the NYSE and to NYSE Arca.

Business Development

  NYSE/Archipelago Merger

        On April 20, 2005, the NYSE entered into a definitive merger agreement with Archipelago, pursuant to which the NYSE and Archipelago agreed to combine their businesses and became wholly owned subsidiaries of NYSE Group, a newly-created, for profit and publicly-traded holding company. The merger closed on March 7, 2006. As of that date, the NYSE and Archipelago became wholly owned subsidiaries of NYSE Group. NYSE Group common stock is listed on the NYSE and is traded under the symbol "NYX."

        In the NYSE/Archipelago merger, each NYSE member received in exchange for its NYSE membership $300,000 in cash and 80,177 shares of NYSE Group common stock. In addition, a cash dividend of $70,571 was declared and paid to each holder of record of a NYSE membership as of March 6, 2006. In the merger, the NYSE members had the opportunity to make either a cash election to increase the cash portion (and decrease the stock portion) of their merger consideration, or a stock election to increase the stock portion (and decrease the cash portion) of their merger consideration. These elections were subject to proration. The aggregate number of shares of NYSE Group common stock issued to all of the NYSE members in the merger, together with the aggregate number of shares reserved for issuance to NYSE employees, equaled approximately 70% of the NYSE Group common stock issued and outstanding at the closing of the merger, or approximately 109.5 million shares, on a diluted basis.

        Also in the NYSE/Archipelago merger: (i) each share of the issued and outstanding shares of Archipelago's common stock was converted automatically into the right to receive one share of NYSE Group common stock; (ii) all outstanding stock options of Archipelago, whether vested or unvested, were converted into options to purchase an equivalent number of shares of NYSE Group common stock; and (iii) all outstanding restricted stock units of Archipelago were converted into an equal number of restricted stock units of NYSE Group common stock. The aggregate number of shares (including shares underlying stock options and restricted stock units) received by Archipelago stockholders, equaled approximately 30% of the issued and outstanding shares of NYSE Group common stock at the closing of the merger, or approximately 46.0 million shares.

        As a result of the merger between the NYSE and Archipelago, NYSE Group expects to achieve operational synergies resulting from the consolidation of capabilities and elimination of redundancies, and to achieve greater efficiencies from increased scale, market integration, more automation and for-profit structure. NYSE Group has identified cost saving opportunities in a number of areas, including hiring freezes and headcount reductions, the elimination of overlaps in technology, marketing, occupancy, and general and administrative costs, and increased efficiencies in NYSE Group's general business processes.

  Selling Shareholder Offering

        On May 10, 2006, NYSE Group completed a selling shareholder offering of 28.75 million shares of common stock at $61.50 per share, for which NYSE Group received no proceeds.

  Combination with Euronext N.V.

        On May 22, 2006, NYSE Group proposed a business combination with Euronext which, if successful, will create NYSE Euronext, a global marketplace with an expected combined market capitalization of approximately $21 billion. Euronext is a cross-border exchange providing international services for regulated cash markets and derivative markets in Belgium, France, the United Kingdom, the Netherlands and Portugal. Both parties signed a definitive combination agreement on June 1, 2006. The combination is expected to close during the second quarter of 2007.

        Pursuant to the combination agreement, NYSE Group and Euronext intend to combine their businesses under NYSE Euronext, a Delaware corporation formed for the purpose of this transaction. Euronext's business will be brought under NYSE Euronext through an exchange offer and a post closing reorganization, and NYSE Group's business will be brought under NYSE Euronext through a merger.

        In the exchange offer, Euronext shareholders will have the right to exchange each of their Euronext shares for €21.32 in cash and 0.98 of a share of NYSE Euronext common stock. Instead of receiving this standard offer consideration, Euronext shareholders will have an opportunity to make either a cash election to receive all cash for their Euronext shares, or a stock election to receive all stock for their Euronext shares, subject to proration to ensure that the total amount of cash paid, and the total number of shares of NYSE Euronext common stock issued, in the exchange offer to the Euronext shareholders, as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued if all Euronext shareholders received the standard offer consideration.

        Immediately after the successful completion of the exchange offer, a wholly owned subsidiary of NYSE Euronext will merge with NYSE Group, and, as a result, the surviving corporation will become a wholly owned subsidiary of NYSE Euronext, and each share of NYSE Group common stock will be converted into the right to receive one share of NYSE Euronext common stock.

        As soon as possible after the successful completion of the exchange offer and the merger, NYSE Euronext intends to effectuate a post-closing reorganization of Euronext and its subsidiaries that is intended to result in the business of Euronext being held in wholly owned subsidiaries of NYSE Euronext. In the post-closing reorganization, Euronext shareholders who did not exchange their Euronext shares in the exchange offer will generally receive the same consideration that they would have received had they tendered their Euronext shares in the exchange offer and not made either the cash election or the stock election: that is, €21.32 in cash and 0.98 of a share of NYSE Euronext common stock per Euronext share.

  Purchase of Minority Interest in SIAC

        On November 1, 2006, NYSE Group completed the purchase of the one-third ownership stake in SIAC previously held by the American Stock Exchange for approximately $40.3 million, as a result of which, NYSE Group now fully owns SIAC. In connection with the purchase, the SIAC shareholders' agreement and the the American Stock Exchange's participation in the SIAC facilities management agreement (under which SIAC had previously provided technology services to the NYSE and the American Stock Exchange) were terminated, and SIAC agreed to provide substantially reduced services to the American Stock Exchange, as a customer, under a new services agreement.

  MatchPoint

        On July 17, 2006, NYSE Group acquired MatchPoint, a financial services technology company specializing in call market trading and technologies. MatchPoint has developed a proprietary electronic equity crossing system that matches aggregated orders at predetermined and distinct times, at prices that are derived from the primary market for securities (NYSE, the American Stock Exchange and Nasdaq), enabling MatchPoint technology to operate multiple matches each with a unique benchmark pricing model. MatchPoint can also process internal crosses for single participants and seamlessly enables residuals to participate in scheduled crossing sessions. It is anticipated that MatchPoint's expansive and innovative trading technology will enhance the suite of crossing services provided by the NYSE in the first quarter of 2007.

  Marco Polo

        On September 18, 2006, NYSE Group announced that it had acquired an equity stake in Marco Polo. Through its local exchange and brokerage relationships, Marco Polo offers intra-market connectivity and routing to brokers and exchanges in more than 40 emerging markets. Together, these markets provide investors with access to more than 90% of the MSCI emerging markets index.

  Trade Reporting Facility

        On October 13, 2006, NYSE Group announced that it had entered into discussions with NASD to create a trade reporting facility serving NYSE Group customers reporting off-exchange trades in all listed national market system stocks. NYSE Group's trade reporting facility, which is expected to be launched in early 2007, will conform to the SEC's recent approval of NASD's new trade reporting arrangement. It is anticipated that NYSE Group's trade reporting facility will enhance the range of trading products and services provided by NYSE Group to its customers by offering a reliable and competitively priced venue to report internally executed transactions.

Segment Reporting

        Subsequent to the merger with Archipelago, NYSE Group operates under three reportable segments: Market, SIAC Services and Regulation. NYSE Group's segments are managed and operated as three business units and organized based on services provided to customers.

        Market represents primarily the fees earned from: (i) obtaining new listings and servicing existing listings on the NYSE and NYSE Arca, Inc., (ii) providing access to trade execution, (iii) distributing market information to data subscribers and (iv) issuing trading licenses (previously membership fees).

        SIAC Services provides communication and data processing operations and systems development functions to the NYSE and third party customers.

        Regulation provides regulatory services (including member firm regulation, market surveillance, enforcement, listed company compliance, and arbitration), performed by NYSE Regulation, to the NYSE and NYSE Arca. Regulatory fees are paid by member organizations and are primarily assessed based upon their Gross FOCUS revenues. In addition, Regulation collects regulatory fines that are levied upon members and member organizations.

        Prior to the merger of the NYSE and Archipelago, the NYSE operated under two reportable segments: NYSE Market and SIAC Services. Prior to 2005, the NYSE did not maintain accounting systems that would have enabled the use of the allocation methodologies that NYSE Group is currently using. The segment information for the interim periods in the year ended December 31, 2005 have been restated. However, the related items of disclosure for the years ended December 31, 2003 and 2004 have not been restated because it is impracticable to do so. Accordingly, the comparison of results of operations for the year ended December 31, 2005 versus the year ended December 31, 2004, as well as that for the year ended December 31, 2004 versus the year ended December 31, 2003, have been presented using the two historical segments of the NYSE during those periods, and not using the three reportable segments currently used by NYSE Group.

Operating Data

        NYSE Group revenues are affected by many factors, including the number of companies listed on the NYSE and NYSE Arca, Inc. (both new and continuing), corporate actions by these companies (for example, stock splits and mergers), trading activity, demand for data processing, and demand for market information. The following table presents selected operating data for the periods presented. A description of the manner in which the NYSE and NYSE Arca calculate their trading volumes and other operating measures is set forth below.

	Three Months ended September 30,		Nine Months ended September 30,		Twelve Months ended December 31,
	2006	2005	2006	2005	2005	2004	2003
NYSE Company listings(1):
NYSE listed issuers(2)	2,704	2,639	2,704	2,639	2,672	2,618	2,561
Number of new issuer listings(3)	29	35	82	108	192	165	109
NYSE Listed Issues(4):
NYSE Group Matched Volume(5)	108,826	100,820	344,061	304,779	400,792	364,138	348,762
NYSE Group Handled Volume(6)	111,584	102,543	351,297	309,549	404,908	368,509	353,835
Total NYSE Listed Consolidated Volume	154,161	128,248	467,454	381,186	523,505	460,455	439,905
NYSE Group Share of Total Consolidated Volume:
Matched Volume(5)	70.6%	78.6%	73.6%	80.0%	76.6%	79.1%	79.3%
Handled Volume(6)	72.4%	80.0%	75.2%	81.2%	77.3%	80.0%	80.4%
NYSE Arca and AMEX Listed Issues:
NYSE Group Matched Volume(5)	6,873	5,083	20,731	13,423	1,364	1,996	2,669
NYSE Group Handled Volume(6)	7,939	5,906	23,925	15,468	1,627	2,115	2,752
Total NYSE Arca and AMEX Listed Consolidated Volume	20,663	18,076	67,883	50,340	70,596	74,564	62,405
NYSE Group Share of Total Consolidated Volume:
Matched Volume(5)	33.3%	28.1%	30.5%	26.7%	1.9%	2.7%	4.3%
Handled Volume(6)	38.4%	32.7%	35.2%	30.7%	2.3%	2.8%	4.4%
Nasdaq Listed Issues:
NYSE Group Matched Volume(5)	24,700	19,115	76,781	62,572	N/A	N/A	N/A
NYSE Group Handled Volume(6)	30,022	23,958	94,068	78,618	N/A	N/A	N/A
Total Nasdaq Listed Consolidated Volume	117,785	104,898	383,437	339,162	N/A	N/A	N/A
NYSE Group Share of Total Consolidated Volume:
Matched Volume(5)	21.0%	18.2%	20.0%	18.4%	N/A	N/A	N/A
Handled Volume(6)	25.5%	22.8%	24.5%	23.2%	N/A	N/A	N/A
Exchange-Traded Funds(4),(7):
NYSE Group Matched Volume(5)	9,663	6,041	29,294	16,807	2,051	2,206	2,697
NYSE Group Handled Volume(6)	10,794	6,816	32,617	18,824	2,355	2,336	2,782
Total ETF Consolidated Volume	24,819	17,743	75,779	52,579	73,330	54,600	40,835
NYSE Group Share of Total Consolidated Volume:
Matched Volume(5)	38.9%	34.0%	38.7%	32.0%	2.8%	4.0%	6.6%
Handled Volume(6)	43.5%	38.4%	43.0%	35.8%	3.2%	4.3%	6.8%

	Three Months ended September 30,		Nine Months ended September 30,		Twelve Months ended December 31,
	2006	2005	2006	2005	2005	2004	2003
Equity Options(8):
NYSE Group Options Contracts	44.0	32.0	136.7	98.3	N/A	N/A	N/A
Total Consolidated Options Contracts	429.4	333.0	1,345.8	966.7	N/A	N/A	N/A
NYSE Group Share of Total	10.3%	9.6%	10.2%	10.2%	N/A	N/A	N/A
Market Information(9):
Tape A share of trades (%)	82.0%	89.8%	85.0%	91.1%	87.5%	90.6%	89.8%
Tape B share of trades (%)	35.2%	47.4%	37.2%	47.9%	0.7%	1.3%	3.0%
Tape C share of trades and shares (%)	24.5%	21.3%	23.5%	21.1%	N/A	N/A	N/A
Professional subscribers	417,642	415,138	417,642	415,138	413,458	411,343	402,152
Regulatory Fees:
Gross FOCUS revenues ($billions)(10)	77.6	49.2	204.8	134.0	187.3	145.4	145.7
Data Processing Fees:
% SIAC revenues from customers other than NYSE	35.7%	43.6%	42.3%	43.2%	42.0%	45.1%	47.0%
Operating Expenses:
Headcount (including SIAC employees)	2,914	3,389	2,914	3,389	3,296	3,347	3,420

(1)
Number does not include issuers listed on NYSE Arca, Inc. There were 12 operating companies exclusively listed on NYSE Arca, Inc. as of September 30, 2006.

(2)
Number of listed operating companies, closed-end funds and ETFs as of period end.

(3)
Includes initial public offerings, quotations and transfers from other markets of common equity securities.

(4)
Includes all NYSE Group Crossing Sessions 1, 2, 3 and 4.

(5)
Represents the total number of shares of equity securities and ETFs executed on NYSE Group's exchanges.

(6)
Represents the total number of shares of equity securities and ETFs internally matched on the NYSE Group's exchanges or routed to and executed at an external market center. NYSE Arca routing includes odd-lots.

(7)
Data included in previously identified categories.

(8)
Includes trading in U.S. equity options contracts, not equity-index options.

(9)
Represents the NYSE Group share of qualifying trades for Tapes A and B reported by NYSE Group to the consolidated tape, as compared to the total number of qualifying trades for Tapes A and B reported to the consolidated tape by all other participating market centers. NYSE Group share of Tape C represents the average of: (i) the share of qualifying trades for Tape C reported by the NYSE Group to the consolidated tape, as compared to the total number of qualifying trades for Tape C reported to the consolidated tape by all other participating market centers; and (ii) the share of qualifying share volume for Tape C reported by the NYSE Group to the consolidated tape, as compared to the total qualifying share volume for Tape C reported by all other participating market centers. The consolidated tape refers to the collection of market data that multiple markets make available on a consolidated basis.

(10)
Gross FOCUS revenues represent revenues generated by member broker-dealers as reported on their "FOCUS" report (a report that is required to be filed with the SEC). A member broker-dealer's regulatory fee is based on the revenues reported. The NYSE records revenue on a six-month lag; the data is provided on this basis.

Sources of Revenues

  Activity Assessment

        The NYSE and NYSE Arca, Inc. pay fees to the SEC pursuant to Section 31 of the Securities Exchange Act of 1934. These Section 31 fees are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. NYSE Group, in turn, collects activity assessment fees from organizations executing trades on the NYSE and NYSE Arca, Inc., and recognizes these amounts when invoiced. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees. As a result, neither the size of Section 31 fees nor the size of activity assessment fees has an impact on NYSE Group's net income.

  Transaction

        Prior to August 1, 2006, on the NYSE, trading fees were paid by member organizations based on their trading activity. Fees were assessed on a per share basis for trading in equity securities. The fees applied to all transactions that took place on the NYSE, and the fee amounts varied, based on the size and type of trade consummated. There was no fee for small electronic trades. All members and member organizations paid trading fees except those "$2 brokers" who effect transactions only for other member organizations and specialists. There were two caps that applied to the trading fees (other than fees for trading ETFs), and member organizations paid the lesser of these two fee caps on a monthly basis. The first cap was a maximum fixed dollar amount of $600,000 per month. The second was a variable cap equal to 2% of the net commissions that a member organization earned on the trades it executed on the trading floor. As a result of these caps, prior to August 1, 2006, fluctuations in trading volumes, regardless of direction or magnitude, did not have a significant impact on NYSE Group's trading fees.

        On NYSE Arca, trading fees are charged to customers for trade execution of equity securities and equity options. NYSE Arca earns transaction fees for (i) customer orders of equity securities matched internally on NYSE Arca, as well as for customer orders routed out, and (ii) customer orders of equity options traded or cleared through NYSE Arca.

        For equity securities, NYSE Arca charges a per share fee (denominated in tenths of a cent per share) to each customer that executes against a buy order or sell order posted internally. NYSE Arca refers to these customers when they purchase or sell securities as "liquidity takers," as they removed liquidity from NYSE Arca. A liquidity taker may be either a purchaser or a seller, and is distinguished from a "liquidity provider" generally by the type of buy order or sell order it posts on NYSE Arca. NYSE Arca also charges a per share fee (denominated in tenths of a cent per share) to customers whose orders of equity securities are routed out to an external market center displaying the best buy order or sell order in the market for a particular security.

        On June 30, 2006, NYSE Group announced transaction-pricing changes for NYSE listed equities and NYSE Arca traded options which became effective August 1, 2006. The new pricing includes, but is not limited to, the following changes:

  •
  Transaction fees on NYSE-listed equities are based on a fixed rate of $0.00025 per share rather than the former variable fee schedule.

  •
  The monthly cap, referenced above on trading NYSE-listed cash equities, was increased to $750,000 from $600,000.

  •
  The 2% commission cap for NYSE-listed trading on the NYSE was eliminated.

  •
  Free system orders on all NYSE-listed equities transactions were eliminated (fees for ETF system orders under 5,100 shares continue to be waived).

  •
  Specialists do not incur transaction fees for trading ETFs.

        The pricing structures of the NYSE and NYSE Arca continue to undergo a fundamental examination as part of a broad strategic review of the NYSE Group's opportunities for revenue growth and efficiency improvement and to better capture value for the services rendered by aligning more closely transaction revenue with executed volume, product expansion and new product development. Transaction fees that NYSE Group earns in the future could also depend on the outcome of certain regulations and rule changes, such as Regulation NMS.

  Listing

        Companies pay listing fees when they initially list on the NYSE or NYSE Arca, Inc., and annually thereafter. Listing fees consist of two components: original listing fees and other corporate action related fees. Original listing fees, subject to a minimum and maximum amount, are based on the number of shares that the company initially lists with the NYSE or NYSE Arca, Inc. Other corporate action related fees are paid by listed companies in connection with corporate actions involving the issuance of new shares to be listed on the NYSE or NYSE Arca, Inc., such as stock splits, rights issues, sales of additional securities, and mergers and acquisitions, which are subject to a minimum and maximum fee. Annual fees are charged based on the number of outstanding shares of the listed company at the end of the previous year. These fees are recognized on a pro-rata basis over the calendar year. Original listing fees are recognized on a straight-line basis over estimated service periods of 10 years for the NYSE and 5 years for NYSE Arca. Unamortized balances are recorded as deferred revenue on the consolidated statements of financial condition.

  Data Processing

        SIAC charges data processing fees to customers other than NYSE Group (fees charged to NYSE Group are eliminated in consolidation) for communication services, data processing operations and systems development functions. SIAC's core business operates on a cost recovery model driven by its customers' demands. Under this model, any increase or decrease in SIAC's operating expenses results in a corresponding change in its revenues. In addition, SIAC earns revenues through its subsidiary, Sector, which offers an array of communications and data processing services, primarily to the broker-dealer community.

  Market Data

        NYSE Group collects market information fees principally for consortium-based data products and, to a lesser extent, for NYSE proprietary data products. Consortium-based data fees are determined by securities industry plans. Consortium-based data revenues that coordinated market data distribution generates (net of joint processing and administration costs) are distributed to participating markets on the basis of their respective number of trades. Last sale prices and quotes in NYSE-listed securities are disseminated through "Tape A," which constitutes the majority of the NYSE's revenues from consortium-based market data revenues. NYSE Group also receives a share of the revenues from "Tape B" and "Tape C," which represents data related to trading of certain securities that are listed on Nasdaq, the American Stock Exchange, and other regional exchanges, including ETFs. These revenues are influenced by demand for the data by professional and non-professional subscribers, as well as NYSE Group's share of trades. In addition, NYSE Group receives fees for television broadcasts, vendor access and other usage fees related to per quote or per trade data. NYSE Group proprietary products make available market data covering activity that takes place solely on the NYSE and NYSE Arca's markets, independent of activity on other markets.

  Regulatory

        Regulatory fees are principally comprised of member regulation fees and market surveillance fees collected by NYSE Group. Member regulation fees are based on member organizations' gross FOCUS revenues, that is, revenues generated by member broker-dealers and reported on a six-month lag basis—as well as on the number of branch offices of member broker-dealers, and the number of registered representatives. Market surveillance fees are charged to specialists and floor brokers to recover some of the costs of overseeing trading on the NYSE floor. Other regulatory fees include revenue from applications, registration of branch offices and specialists, as well as fees for certain licensing examinations necessary to operate in the securities industry.

  Licensing, Facility and Other

        On January 4, 2006, the NYSE completed a modified Dutch auction, as a result of which it sold 1,274 trading licenses at an annualized price of $49,290 per license, subject to SEC approval of applicable NYSE rules, which approval was obtained on February 27, 2006. The NYSE has made available a maximum of 1,366 trading licenses, and any unsold trading licenses can be purchased at a 10% premium to the established auction price, on a pro rata basis, during the course of 2006. Currently, NYSE Group anticipates approximately $51 million in revenue from trading licenses for the period from March 8 to December 31, 2006, which is recognized on a straight-line basis over this period. There could be significant uncertainty regarding the number and price of trading licenses that will be sold in a given year, which could result in fluctuation in the amount of trading license fees NYSE Group receives each year.

        Facility and other fees primarily comprise fees received for services provided to specialists, brokers and clerks physically located on the NYSE floor that enable them to engage in the purchase and sale of securities on the trading floor. These services include booth and post space, communication, trading analysis and technology.

Components of Expenses

  Section 31 Fees

        See "Sources of Revenues—Activity Assessment" above.

  Merger Expenses and Related Exit Costs

        Merger expenses and related exit costs consist of severance costs, legal, printing and accounting fees incurred in connection with the May 2006 selling shareholder offering of NYSE Group common stock, and professional fees and other expenses directly attributable either to the merger between the NYSE and Archipelago or the combination between NYSE Group and Euronext.

  Compensation

        NYSE Group's compensation expense includes employee salaries, incentive compensation (including stock-based compensation) and related benefits expense, including pension, medical, postretirement medical, and SERP charges. Part-time help, primarily related to security personnel at the NYSE, is also recorded in this category.

  Liquidity Payments

        To enhance the liquidity of its system, NYSE Arca pays a small fee per share (denominated in tenths of a cent per share) to participants, referred to as "liquidity providers," that post buy orders and sell orders on NYSE Arca, when the quote is executed against, or "hit," by liquidity takers purchasing or selling securities internally on NYSE Arca.

  Routing and Clearing

        NYSE Arca incurs routing charges when NYSE Arca does not have the best buy or sell order in the market for a security that a customer is trying to buy or sell on NYSE Arca. In that case, NYSE Arca routes the customer's order to the external market center that displays the best buy order or sell order. The external market center charges NYSE Arca a fee per share (denominated in tenths of a cent per share) for routing to its system.

        In addition, NYSE Arca incurs clearance, brokerage and related transaction expenses, which primarily include costs incurred in self-clearing activities, service fees paid per trade to exchanges for trade execution, and costs incurred due to erroneous trade execution.

  Systems and Communications

        NYSE Group's systems and communications expense includes: (i) certain costs for development and maintenance of trading, regulatory and administrative systems, (ii) investments in system capacity, reliability and security and (iii) network connection with its customers and its data centers, as well as connectivity to various other market centers.

  Professional Services

        NYSE Group's professional services expense includes consulting charges related to various technological and operational initiatives, as well as legal and audit fees. NYSE Group's historical spending related to professional services consists principally of legal and consulting expenses. While NYSE Group is focused on reducing costs, including professional services costs, NYSE Group cannot assure you that NYSE Group's professional services expenses will decline in the future. Under certain circumstances, particularly as NYSE Group pursues its business strategy, NYSE Group may be required to incur significant professional services costs, such as legal expenses.

  Depreciation and Amortization

        This item includes costs from depreciating fixed assets and amortizing intangible assets over their estimated useful lives. It also included depreciation of computer hardware and capitalized software.

  Occupancy

        Occupancy includes costs related to NYSE Group's leased premises, as well as real estate taxes and maintenance of owned premises.

  Marketing and Other

        Marketing and other expenses includes advertising, printing and promotion expenses, insurance premiums, travel and entertainment expenses as well as other administrative expenses.

Regulatory Fine Income

        Regulatory fine income is generated from fines levied by NYSE Regulation, which regulates and monitors the activities on NYSE Group's securities exchanges and enforces issuer and member organization compliance with applicable law and the rules of the exchanges. NYSE Group expects that NYSE Regulation will continue to levy fines for regulatory purposes as appropriate. The frequency in which fines may be levied and their amount will vary based upon the actions of participants on the NYSE and NYSE Arca. Regulatory fines are used for regulatory purposes.

Results of Operations

        NYSE Group has treated the merger of the NYSE and Archipelago as a purchase business combination for accounting purposes, with the NYSE designated as the business and accounting acquirer. As a result, the historical results of the NYSE are the historical results of NYSE Group. The results of operations of NYSE Arca have been included in the results of operations of NYSE Group since March 8, 2006.

  Three Months Ended September 30, 2006 Versus Three Months Ended September 30, 2005

        The following table sets forth NYSE Group's consolidated statements of income for the three months ended September 30, 2006 and 2005, as well as the percentage increase or decrease for each consolidated statement of income item for the three months ended September 30, 2006, as compared to such item for the three months ended September 30, 2005:

	Three months ended September 30,
			Percent Increase (Decrease)
	2006	2005
	Dollars (in Millions)
Revenues
Activity assessment	$163.4	$198.7	(17.8)%
Transaction	180.0	32.6	452.1%
Listing	89.0	85.4	4.2%
Market data	57.5	43.0	33.7%
Data processing	27.7	44.1	(37.2)%
Regulatory	50.1	34.4	45.6%
Licensing, facility and other	35.2	14.2	147.9%

Total revenues	602.9	452.4	33.3%
Section 31 fees	(163.4)	(198.7)	(17.8)%
Merger expenses and related exit costs	(7.7)	—	100.0%
Compensation	(130.2)	(124.8)	4.3%
Liquidity payments	(66.2)	—	100.0%
Routing and clearing	(20.1)	—	100.0%
Systems and communications	(30.4)	(29.0)	4.8%
Professional services	(28.3)	(29.3)	(3.4)%
Depreciation and amortization	(35.1)	(25.9)	35.5%
Occupancy	(22.9)	(17.6)	30.1%
Marketing and other	(23.9)	(14.5)	64.8%
Regulatory fine income	10.7	10.9	(1.8)%

Operating income	85.4	23.5	263.4%
Investment and other income, net	29.4	13.4	119.4%

Income before taxes and minority interest	114.8	36.9	211.1%
Provision for income taxes	(46.2)	(14.1)	227.7%
Minority interest in income of consolidated subsidiary	(0.6)	(0.8)	(25.0)%

Net income	$68.0	$22.0	209.1%

  Consolidated Results

        For the three months ended September 30, 2006, the results of operations of NYSE Group included the results of the NYSE, SIAC and the results of operations of NYSE Arca following the March 7, 2006 merger with Archipelago. For the same period a year ago, the results of operations of NYSE Group only included the results of the NYSE and SIAC.

        For the three months ended September 30, 2006, NYSE Group reported revenues (excluding activity assessment fees), operating income and net income of $439.5 million, $85.4 million and $68.0 million, respectively. This compares to revenues (excluding activity assessment fees), operating income and net income of $253.7 million, $23.5 million and $22.0 million, respectively, for the three months ended September 30, 2005.

        The $185.8 million increase in revenues (excluding activity assessment fees), $61.9 million increase in operating income and $46.0 million increase in net income for the period reflect the following principal factors:

        Increased revenues.    NYSE Arca's results of operations were consolidated for the three months ended September 30, 2006 and contributed revenues of $165.3 million (excluding activity assessment fees), which was the primary driver of the period over period increase.

        Increased operating income.    The period over period increase in operating income of $61.9 million was the result of NYSE Arca's contribution to operating income of $35.9 million as well as other revenue growth and overall operating efficiencies as NYSE Group continues to meet NYSE Group's integration goals.

        Improved net income.    Period over period, net income increased $46.0 million including $23.1 million related to NYSE Arca, revenue growth and overall operating efficiencies.

  Segment Results

        Subsequent to the merger between the NYSE and Archipelago, NYSE Group operates under three reportable segments: Market, SIAC Services and Regulation. NYSE Group's segments are managed and operated as three business units and organized based on services provided to customers.

        Market represents primarily the fees earned from: (i) obtaining new listings and servicing existing listings on the NYSE and NYSE Arca, Inc., (ii) providing access to trade execution, (iii) distributing market information to data subscribers and (iv) issuing trading licenses (previously membership fees).

        SIAC Services provides communication and data processing operations and systems development functions to the NYSE and third party customers.

        Regulation provides regulatory services (including member firm regulation, market surveillance, enforcement, listed company compliance, and arbitration), performed by NYSE Regulation, to the NYSE and NYSE Arca. Regulatory fees are paid by member organizations and are primarily assessed based upon their Gross FOCUS revenues. In addition, Regulation collects regulatory fines that are levied upon members and member organizations.

  Market Segment Results—Revenues

	Three months ended September 30,
			Percent Increase (Decrease)
	2006	2005
	Dollars (in Millions)
Activity assessment	$163.4	$198.7	(17.8)%
Transaction	180.0	32.6	452.1%
Listing	89.0	85.4	4.2%
Market data	57.5	43.0	33.7%
Market services provided to Regulation	28.4	28.1	1.1%
Licensing, facility and other	35.2	14.2	147.9%

Total revenues	$553.5	$402.0	37.7%

        Transaction.    For the three months ended September 30, 2006, compared to the three months ended September 30, 2005, transaction fees increased by $147.4 million, or 452.1%, primarily as a result of NYSE Arca's contribution since the completion of the merger with Archipelago on March 7, 2006.

        Listing.    The following table sets forth the revenues from listing fees calculated in accordance with U.S. generally accepted accounting principles ("as reported") and as would be reported on a basis without giving effect to U.S. generally accepted accounting principles ("billed basis"). NYSE Group believes that the presentation of billed basis revenues, as they relate to original fees, is a good indicator of current listing fee activity as billed basis information excludes the effects of recognizing revenues related to original fees over periods ranging from 5 to 10 years.

	Three months ended September 30,				Percent Increase (Decrease)
	2006		2005
					As reported	As billed
	As reported	As billed	As reported	As billed
	Dollars (in Millions)
Annual fees	$66.4	$66.4	$62.6	$62.6	6.1%	6.1%
Original fees	22.6	17.5	22.8	21.5	0.8%	(18.6)%

	$89.0	$83.9	$85.4	$84.1	4.2%	(0.2)%

        For the three months ended September 30, 2006, compared to the three months ended September 30, 2005, listing fee revenue increased $3.6 million, or 4.2%, on an as reported basis.

        Listing fees are primarily derived from annual listing fees and original listing fees. Original listing fees are deferred and recognized over the estimated service periods ranging from 5 to 10 years. The difference between the as reported revenues and the billed basis revenues is due to the amortization of listing fees in accordance with U.S. generally accepted accounting principles.

        Annual listing fees totaled $66.4 million on both an as reported and billed basis for the three months ended September 30, 2006, compared with $62.6 million on both an as reported and billed basis for the three months ended September 30, 2005, an increase of 6.1%. The period over period improvement is due to the increase in aggregate shares billed at the beginning of the year, from approximately 387 billion to 408 billion, as well as new listings of shares during the year, which generate annual fees for the period of the year listed. Annual listing fees are recognized on a pro-rata basis over the calendar year.

        Original listing fees amounted to $22.6 million on an as reported basis. On a billed basis, original listing fees totaled $17.5 million for the three months ended September 30, 2006, a decrease of $4.0 million, or 18.6%, compared to the as billed original listing fees for the three months ended September 30, 2005, primarily due to a change in pricing and a reduction of corporate actions period over period.

        Market Data.    For the three months ended September 30, 2006, compared to the three months ended September 30, 2005, market data fees increased $14.5 million, or 33.7%, primarily from the contribution of NYSE Arca's operations, following the completion of the merger between the NYSE and Archipelago on March 7, 2006.

        Market services provided to Regulation.    For the three months ended September 30, 2006, compared to the three months ended September 30, 2005, market services provided to Regulation increased $0.3 million, or 1.1%. These services, which include costs associated with supporting IT infrastructure, finance, human resources and other administrative functions, are provided by Market to support the operations of Regulation.

        Licensing, facility and other.    For the three months ended September 30, 2006, compared to the three months ended September 30, 2005, licensing and facility fees increased $21.0 million, or 147.9%. License fees represented $15.7 million of the increase. Also driving the increase was the new pricing for certain facility charges implemented in January 2006. NYSE Group did not generate licensing fees in the same period a year ago.

  SIAC Services Segment Results—Revenue

	Three months ended September 30,
			Percent Increase (Decrease)
	2006	2005
	Dollars (in Millions)
Data processing—non-NYSE	$27.7	$44.1	(37.2)%
Data processing—NYSE	51.5	61.5	(16.3)%

Total revenues	$79.2	$105.6	(25.0)%

        Data Processing Fees—Non-NYSE.    For the three months ended September 30, 2006, compared to the three months ended September 30, 2005, data processing fees decreased $16.4 million, or 37.2%, to $27.7 million. The decline is due to the continued reduction in services provided to SIAC's major customers and lower revenues from the communication services of Sector.

        Data Processing Fees—NYSE.    For the three months ended September 30, 2006, compared to the three months ended September 30, 2005, data processing fees decreased $10.0 million, or 16.3%, to $51.5 million. These fees decreased due to cost reduction initiatives.

  Regulation Segment Results—Revenues

	Three months ended September 30,
			Percent Increase (Decrease)
	2006	2005
	Dollars (in Millions)
Regulatory	$50.1	$34.4	45.6%
Regulatory services provided to Market	29.4	28.2	4.3%

Total revenues	$79.5	$62.6	27.0%

        Regulatory Fees.    For the three months ended September 30, 2006, compared to the three months ended September 30, 2005, regulatory fees increased $15.7 million, or 45.6%, to $50.1 million. For the three months ended September 30, 2006, NYSE Arca contributed regulatory fees of $3.0 million. The remaining $12.7 million increase was due to higher reported Gross FOCUS revenues ($77.6 billion compared to $49.2 billion period over period).

        Regulatory services provided to Market.    For the three months ended September 30, 2006, compared to the three months ended September 30, 2005, regulatory services provided to Market increased $1.2 million or 4.3%. These services, which include costs associated with surveillance, examination and enforcement with respect to Market activities, and overseeing compliance by listed companies, are provided by Regulation. The increase primarily reflects increased compensation costs for cash awards granted to Regulation employees following the merger between the NYSE and Archipelago.

  Market Segment Results—Expenses

	Three months ended September 30,
			Percent Increase (Decrease)
	2006	2005
	Dollars (in Millions)
Section 31 fees	$163.4	$198.7	(17.8)%
Merger expenses and related exit costs	2.9	—	100.0%
Compensation	56.5	45.1	25.3%
Liquidity payments	66.2	—	100.0%
Routing and clearing	20.1	—	100.0%
Regulatory services provided to Market	29.4	28.2	4.3%
Systems and communications	11.2	4.4	154.5%
SIAC support(1)	51.5	61.5	(16.3)%
Professional services	18.0	18.5	(2.7)%
Depreciation and amortization	27.8	14.9	86.6%
Occupancy	11.5	7.6	51.3%
Marketing and other	20.8	10.6	96.2%

Total expenses	$479.3	$389.5	23.1%

(1)
Market's SIAC Support expense will not equal SIAC Services' revenues from Data Processing Fees—NYSE as certain fees billed to the NYSE by SIAC relate to software developed for the NYSE's internal use, and as a result a portion of these fees incurred during the application development stage has been capitalized.

        Merger expenses and related exit costs.    For the three months ended September 30, 2006, Market incurred $2.9 million in merger expenses and related exit costs consisting of severance and other professional fees incurred in connection with both the integration of the Archipelago businesses and the contemplated combination between NYSE Group and Euronext. NYSE Group did not incur any similar expenses in the same period a year ago.

  Market Compensation

	Three months ended September 30,
			Percent Increase (Decrease)
	2006	2005
	Dollars (in Millions)
Salaries and bonus	$42.0	$32.9	27.7%
Stock based compensation	3.6	—	100.0%
Benefits and other	10.9	12.2	(10.6)%

	$56.5	$45.1	25.3%

        Compensation.    For the three months ended September 30, 2006, compared to the three months ended September 30, 2005, compensation increased $11.4 million, or 25.3%. The employees of NYSE Arca accounted for $14.3 million of compensation for the three months ended September 30, 2006. Excluding the impact of NYSE Arca's consolidation and stock based compensation during the three months ended September 30, 2006, compensation decreased by $6.5 million primarily due to cost savings initiatives. NYSE Group did not record any stock-based compensation in the same period a year ago.

        Liquidity payments.    For the three months ended September 30, 2006, NYSE Arca incurred liquidity payments of $66.2 million. NYSE Group did not incur any similar expenses in the same period a year ago.

        Routing and clearing.    For the three months ended September 30, 2006, NYSE Arca incurred routing and clearing fees of $20.1 million. NYSE Group did not incur any similar expenses in the same period a year ago.

        Regulatory services provided to Market.    For the three months ended September 30, 2006, compared to the three months ended September 30, 2005, Regulation support costs increased $1.2 million or 4.3%. The increase primarily reflects increased compensation costs for cash awards granted to Regulation employees following the merger with Archipelago.

        Systems and SIAC Support.    For the three months ended September 30, 2006, compared to three months ended September 30, 2005, systems related costs decreased $3.2 million, or 4.9%. For the three months ended September 30, 2006, the operations of NYSE Arca accounted for $5.3 million of the $11.2 million of systems and communications. SIAC support costs decreased by 16.3% to $51.5 million due to structural cost effectiveness efforts, which resulted in lower data processing operations and systems development costs, lower headcount and increased utilization rates.

        Professional Services.    For the three months ended September 30, 2006, compared to the three months ended September 30, 2005, professional services decreased $0.5 million or 2.7%. For the three months ended September 30, 2006, the operation of NYSE Arca accounted for $4.0 million of the $18.0 million of professional services. The decrease was primarily due to reduced legal fees and the achievement of certain integration synergies.

        Depreciation and Amortization.    For the three months ended September 30, 2006, compared to the three months ended September 30, 2005, depreciation and amortization increased $12.9 million, or 86.6%. The operations of NYSE Arca represented $9.2 million of the increase following the March 7, 2006 merger with Archipelago. The remaining $3.7 million increase was associated with capital expenditures on technology and infrastructure.

        Occupancy.    For the three months ended September 30, 2006, compared to the three months ended September 30, 2005, occupancy costs increased $3.9 million or 51.3%, which was primarily the result of the consolidation of NYSE Arca's operations following the completion of the March 7, 2006 merger with Archipelago.

        Marketing and other.    For the three months ended September 30, 2006, compared to the three months ended September 30, 2005, marketing and other expenses increased $10.2 million, or 96.2%. The operation of NYSE Arca accounted for $5.0 million of marketing and other. The remaining $5.2 million increase was primarily as a result of continued increase in advertising and promotion activity, as well as higher insurance premiums and additional expenses incurred as a public company.

  SIAC Services Segment Results—Expenses

	Three months ended September 30,
			Percent Increase (Decrease)
	2006	2005
	Dollars (in Millions)
Merger expenses and related exit costs	$4.8	$—	100.0%
Compensation	47.0	54.9	(14.4)%
Systems and communications	16.0	20.1	(20.4)%
Professional services	7.8	11.1	(29.7)%
Depreciation and amortization	6.3	9.9	(36.4)%
Occupancy	8.6	7.4	16.2%
Marketing and other	1.0	1.6	(37.5)%

Total expenses	$91.5	$105.0	(12.9)%

        Merger expenses and related exit costs.    For the three months ended September 30, 2006, SIAC Services incurred $4.8 million in merger expenses and related exit costs consisting of lease terminations and related exit costs in connection with the integration of the Archipelago businesses. NYSE Group did not incur any similar expenses in the same period a year ago.

  SIAC Services Compensation

	Three months ended September 30,
			Percent Increase (Decrease)
	2006	2005
	Dollars (in Millions)
Salaries and bonus	$35.1	$42.2	(16.8)%
Stock based compensation	1.9	—	100.0%
Benefits and other	10.0	12.7	(21.3)%

	$47.0	$54.9	(14.4)%

        Compensation.    For the three months ended September 30, 2006, compared to the three months ended September 30, 2005, compensation decreased $7.9 million, or 14.4%. This decrease was primarily due to cost reduction initiatives and the resulting decrease in average headcount, partially offset by $1.9 million of stock based compensation recognized for restricted stock units granted on March 7, 2006, the date that the merger between the NYSE and Archipelago was completed.

        Systems and communications.    For the three months ended September 30, 2006, compared to the three months ended September 30, 2005, systems and communication expenses decreased $4.1 million, or 20.4%, to $16.0 million, primarily as a result of cost containment initiatives.

        Professional Services.    For the three months ended September 30, 2006, compared to the three months ended September 30, 2005, professional services decreased $3.3 million, or 29.7%, to $7.8 million. Lower average contract staff and decreased temporary support for trading operations contributed to the reduction.

        Depreciation and Amortization.    For the three months ended September 30, 2006, compared to the three months ended September 30, 2005, depreciation and amortization expense decreased $3.6 million, or 36.4%, to $6.3 million, as the number of assets reaching full depreciation outpaced capital expenditures.

        Occupancy.    For the three months ended September 30, 2006, compared to the three months ended September 30, 2005, occupancy costs increased by $1.2 million, or 16.2%, to $8.6 million due to increased operating expenses.

        Marketing and other.    For the three months ended September 30, 2006, compared to the three months ended September 30, 2005, marketing and other expenses decreased $0.6 million to $1.0 million.

  Regulation Segment Results—Expenses

	Three months ended September 30,
			Percent Increase (Decrease)
	2006	2005
	Dollars (in Millions)
Compensation	$28.6	$27.4	4.4%
Market services provided to Regulation	28.4	28.1	1.1%
Systems and communications	0.4	0.6	(33.3)%
Professional services	3.4	1.0	240.0%
Depreciation and amortization	1.0	1.1	(9.1)%
Occupancy	2.7	2.7	—%
Marketing and other	2.2	2.2	—%

Total expenses	$66.7	$63.1	5.7%

  Regulation Compensation

	Three months ended September 30,
			Percent Increase (Decrease)
	2006	2005
	Dollars (in Millions)
Salaries and bonus	$22.8	$20.8	9.6%
Deferred compensation award	1.8	—	100.0%
Benefits and other	4.0	6.6	(39.4)%

	$28.6	$27.4	4.4%

        Compensation.    For the three months ended September 30, 2006, compared to the three months ended September 30, 2005, compensation increased $1.2 million, or 4.4%, to $28.6 million. This increase was primarily due to $1.8 million of cash awards granted to NYSE employees on March 7, 2006, the date that the merger between the NYSE and Archipelago was completed.

        Market services provided to Regulation.    For the three months ended September 30, 2006, compared to the three months ended September 30, 2005, market support costs increased $0.3 million, or 1.1%.

        Professional services.    For the three months ended September 30, 2006, compared to the three months ended September 30, 2005, professional services increased $2.4 million, to $3.4 million. These costs increased as newly established mandatory regulatory audits commenced during 2006.

        Regulation's other operating expenses, including systems and communications, depreciation and amortization as well as marketing and general and administrative expenses were relatively stable period over period.

  Regulatory Fine Income

        For the three months ended September 30, 2006, compared to the three months ended September 30, 2005, fine income decreased $0.2 million to $10.7 million. Regulatory fines result from actions taken by Regulation in its oversight of Market constituents and accordingly may vary period over period.

  Investment and Other Income, Net

        The components of investment and other income, net, were as follows:

	Three months ended September 30,
	2006	2005
	Dollars (in Millions)
Investment income, net	$12.2	$9.3
DTCC settlement gain	10.8	—
Other income	6.4	4.1

Total	$29.4	$13.4

        The increase in investment income, net, is primarily attributable to an increase in the average interest bearing investment portfolio and higher interest rates. DTCC settlement gain reflects a one-time payment from certain DTCC subsidiaries in connection with the termination of their service agreement with SIAC. NYSE Group's share (net of minority interest of $3.6 million) of the one-time settlement gain was $7.2 million. The increase in other income primarily relates to insurance reimbursements received which may vary period over period.

        Income Taxes.    The consolidated effective tax rate for the three months ended September 30, 2006 and 2005 was 40.3% and 38.2%, respectively. For the three months ended September 30, 2006, NYSE Group provided for income taxes at a 40.5% combined federal, state and local tax rate.

  Nine Months Ended September 30, 2006 Versus Nine Months Ended September 30, 2005

        The following table sets forth NYSE Group's consolidated statements of income for the nine months ended September 30, 2006 and 2005, as well as the percentage increase or decrease for each consolidated statement of income item for the nine months ended September 30, 2006, as compared to such item for the nine months ended September 30, 2005:

	Nine months ended September 30,
			Percent Increase (Decrease)
	2006	2005
	Dollars (in Millions)
Revenues
Activity assessment	$492.4	$433.4	13.6%
Transaction	454.1	108.4	318.9%
Listing	266.3	256.9	3.7%
Market data	166.1	133.4	24.5%
Data processing	109.0	136.7	(20.3)%
Regulatory	135.3	96.7	39.9%
Licensing, facility and other	94.2	42.2	123.2%

Total revenues	1,717.4	1,207.7	42.2%
Section 31 fees	(492.4)	(433.4)	13.6%
Merger expenses and related exit costs	(20.3)	—	100.0%
Compensation	(436.8)	(381.8)	14.4%
Liquidity payments	(160.0)	—	100.0%
Routing and clearing	(49.7)	—	100.0%
Systems and communications	(91.0)	(92.7)	(1.8)%
Professional services	(85.5)	(90.3)	(5.3)%
Depreciation and amortization	(99.4)	(78.5)	26.6%
Occupancy	(62.9)	(51.6)	21.9%
Marketing and other	(70.9)	(46.3)	53.1%
Regulatory fine income	33.8	32.8	3.0%

Operating income	182.3	65.9	176.6%
Investment and other income, net	63.3	36.6	73.0%
Gain on sale of equity investment	20.9	—	100.0%

Income before taxes and minority interest	266.5	102.5	160.0%
Provision for income taxes	(104.5)	(40.3)	159.3%
Minority interest in income of consolidated subsidiary	(2.5)	(1.2)	108.3%

Net income	$159.5	$61.0	161.5%

  Consolidated Results

        For the nine months ended September 30, 2006, the results of operations of NYSE Group included the results of the NYSE, SIAC and the results of operations of NYSE Arca since March 7, 2006, the date that the merger between the NYSE and Archipelago was completed. For the same period a year ago, the results of operations of NYSE Group only included the results of the NYSE and SIAC.

        For the nine months ended September 30, 2006, NYSE Group reported revenues (excluding activity assessment fees), operating income and net income of $1,225.0 million, $182.3 million and $159.5 million, respectively. This compares to revenues (excluding activity assessment fees), operating income and net income of $774.3 million, $65.9 million and $61.0 million, respectively, for the nine months ended September 30, 2005.

        The $450.7 million increase in revenues (excluding activity assessment fees), $116.4 million increase in operating income and $98.5 million increase in net income for the period reflect the following principal factors:

        Increased revenues.    NYSE Arca's results of operations have been consolidated since March 8, 2006 and contributed revenues of $391.9 million (excluding activity assessment fees), which was the primary driver of the period over period increase.

        Increased operating income.    The period over period increase in operating income of $116.4 million was the result of: (i) NYSE Arca's contribution to operating income of $81.8 million for the nine months ended September 30, 2006 and (ii) focus on reduction of costs and increased efficiencies, partially offset by $37.3 million of compensation expense recorded at the time of the merger following the immediate vesting of approximately 600,000 restricted stock units granted to NYSE employees, and the immediate vesting of other compensation arrangements with NYSE Regulation employees.

        Improved net income.    Period over period, net income increased $98.5 million primarily as a result of increased operating revenue as well as $20.9 million gain recognized on the sale of shares of DTCC common stock to certain DTCC participants in March 2006.

  Segment Results

  Market Segment Results—Revenues

	Nine months ended September 30,
			Percent Increase (Decrease)
	2006	2005
	Dollars (in Millions)
Activity assessment	$492.4	$433.4	13.6%
Transaction	454.1	108.4	318.9%
Listing	266.3	256.9	3.7%
Market data	166.1	133.4	24.5%
Market services provided to Regulation	99.5	87.8	13.3%
Licensing, facility and other	94.2	42.2	123.2%

Total revenues	$1,572.6	$1,062.1	48.1%

        Transaction.    For the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, transaction fees increased by $345.7 million, or 318.9%, primarily as a result of NYSE Arca's contribution since the completion of the merger between the NYSE and Archipelago on March 7, 2006.

        Listing.    The following table sets forth the revenues from listing fees calculated in accordance with U.S. generally accepted accounting principles ("as reported") and as would be reported on a basis without giving effect to U.S. generally accepted accounting principles ("billed basis"). NYSE Group believes that the presentation of billed basis revenues, as they relate to original fees, is a good indicator of current listing fee activity as billed basis information excludes the effects of recognizing revenues related to original fees over periods ranging from 5 to 10 years.

	Nine months ended September 30,				Percent Increase (Decrease)
	2006		2005
					As reported	As billed
	As reported	As billed	As reported	As billed
	Dollars (in Millions)
Annual fees	$198.3	$198.3	$189.1	$189.1	4.9%	4.9%
Original fees	68.0	57.2	67.8	63.9	0.2%	(10.5)%

	$266.3	$255.5	$256.9	$253.0	3.7%	1.0%

        For the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, listing fee revenue increased $9.4 million, or 3.7%, on an as reported basis.

        Listing fees are primarily derived from annual listing fees and original listing fees. Original listing fees are deferred and recognized over the estimated service periods ranging from 5 to 10 years. The difference between the as reported revenues and the billed basis revenues is due to the amortization of listing fees in accordance with U.S. generally accepted accounting principles.

        Annual listing fees totaled $198.3 million on both an as reported and billed basis for the nine months ended September 30, 2006, compared with $189.1 million on both an as reported and billed basis for the nine months ended September 30, 2005, an increase of 4.9%. The period over period improvement is due to the increase in aggregate shares billed at the beginning of the year, from approximately 387 billion to 408 billion, as well as new listings of shares during the year, which generate annual fees for the period of the year listed. Annual listing fees are recognized on a pro-rata basis over the calendar year.

        Original listing fees amounted to $68.0 million on an as reported basis. On a billed basis, original listing fees totaled $57.2 million for the nine months ended September 30, 2006 compared with $63.9 million, a 10.5% decrease, for the same period a year ago. The decrease was due to reduced new issue listings, from 108 to 82 driven primarily by a reduction in the number of new closed end fund listings which are highly interest rate sensitive.

        Market Data.    For the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, market data fees increased $32.7 million, or 24.5%, primarily from the contribution of NYSE Arca since the completion of the merger between the NYSE and Archipelago on March 7, 2006.

        Market services provided to Regulation.    For the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, market services provided to Regulation increased $11.7 million, or 13.3%. Market provides these services, which include costs associated with supporting IT infrastructure, finance, human resources and other administrative functions to support the operations of Regulation. The increase was primarily driven by the additional investment in technology supporting Regulation and increased compensation costs for vesting of restricted stock units granted to Market employees following the merger with Archipelago.

        Licensing, facility and other.    For the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, licensing and facility fees increased $52.0 million, or 123.2%. License fees represented $36.2 million of the increase. Also driving the increase was the new pricing for certain facility charges implemented in January 2006. NYSE Group did not generate licensing fees in the same period a year ago.

  SIAC Services Segment Results—Revenue

	Nine months ended September 30,
			Percent Increase (Decrease)
	2006	2005
	Dollars (in Millions)
Data processing—non-NYSE	$109.0	$136.7	(20.3)%
Data processing—NYSE	163.6	189.4	(13.6)%

Total revenues	$272.6	$326.1	(16.4)%

        Data Processing Fees—Non-NYSE.    For the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, data processing fees decreased $27.7 million, or 20.3%, to $109.0 million. The decline is due to reduced level of services provided to SIAC's major customers.

        Data Processing Fees—NYSE.    For the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, data processing fees decreased $25.8 million, or 13.6%, to $163.6 million. These fees decreased due to cost reduction initiatives.

  Regulation Segment Results—Revenues

	Nine months ended September 30,
			Percent Increase (Decrease)
	2006	2005
	Dollars (in Millions)
Regulatory	$135.3	$96.7	39.9%
Regulatory services provided to Market	96.7	84.3	14.7%

Total revenues	$232.0	$181.0	28.2%

        Regulatory Fees.    For the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, regulatory fees increased $38.6 million, or 39.9%, to $135.3 million. For the nine months ended September 30, 2006, NYSE Arca contributed regulatory fees of $6.5 million. The remaining $32.1 million increase was due to higher reported Gross FOCUS revenues ($204.8 billion compared to $134.0 billion period over period).

        Regulatory services provided to Market.    For the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, regulatory services to Market increased $12.4 million or 14.7%. These services, which include costs associated with surveillance, examination and enforcement with respect to Market activities, and overseeing compliance by listed companies, are provided by Regulation. The increase primarily reflects increased compensation costs for cash awards granted to Regulation employees following the completion of the merger between the NYSE and Archipelago on March 7, 2006.

  Market Segment Results—Expenses

	Nine months ended September 30,
			Percent Increase (Decrease)
	2006	2005
	Dollars (in Millions)
Section 31 fees	$492.4	$433.4	13.6%
Merger expenses and related exit costs	14.1	—	100.0%
Compensation	191.7	137.1	39.8%
Liquidity payments	160.0	—	100.0%
Routing and clearing	49.7	—	100.0%
Regulatory services provided to Market	96.7	84.3	14.7%
Systems and communications	30.8	17.6	75.0%
SIAC support(1)	163.3	189.4	(13.8)%
Professional services	57.3	59.7	(4.0)%
Depreciation and amortization	73.6	45.1	63.2%
Occupancy	29.8	21.1	41.2%
Marketing and other	57.8	34.4	68.0%

Total expenses	$1,417.2	$1,022.1	38.7%

(1)
Market's SIAC Support expense will not equal SIAC Services' revenues from Data Processing Fees—NYSE as certain fees billed to the NYSE by SIAC relate to software developed for the NYSE's internal use, and as a result a portion of these fees incurred during the application development stage has been capitalized.

        Merger expenses and related exit costs.    For the nine months ended September 30, 2006, Market incurred $14.1 million in merger expenses and related exit costs consisting of severance costs ($4.8 million), legal, printing and accounting fees incurred in connection with the completion of the merger as well as the May 2006 selling shareholder offering of NYSE Group common stock ($4.0 million), and professional and other fees ($5.3 million) directly attributable to either the merger between the NYSE and Archipelago, which was completed March 7, 2006, or the contemplated combination between NYSE Group and Euronext. NYSE Group did not incur any similar expenses in the same period a year ago.

  Market Compensation

	Nine months ended September 30,
			Percent Increase (Decrease)
	2006	2005
	Dollars (in Millions)
Salaries and bonus	$119.8	$97.2	23.3%
Stock based compensation	28.6	—	100.0%
Benefits and other	43.3	39.9	8.5%

	$191.7	$137.1	39.8%

        Compensation.    For the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, compensation was up $54.6 million, or 39.8%. The employees of NYSE Arca accounted for $34.1 million of this increase following the completion of the merger on March 7, 2006. Excluding the impact of NYSE Arca's consolidation during the nine months ended September 30, 2006, compensation increased by $20.5 million. This increase was primarily due to the $28.6 million recognized for certain restricted stock units granted to NYSE Market employees following the merger with NYSE Arca and other stock based compensation, including a $21.0 million charge recorded at the time of the merger for the immediate vesting of certain restricted stock units. NYSE Group did not record any stock-based compensation in the same period a year ago. Excluding the impact of NYSE Arca's results and stock-based compensation awards, compensation decreased by $8.1 million, primarily in relation to cost savings initiatives.

        Liquidity payments.    For the nine months ended September 30, 2006, NYSE Arca incurred liquidity payments of $160.0 million. NYSE Group did not incur any similar expenses in the same period a year ago.

        Routing and clearing.    For the nine months ended September 30, 2006, NYSE Arca incurred routing and clearing fees of $49.7 million. NYSE Group did not incur any similar expenses in the same period a year ago.

        Regulatory services provided to Market.    For the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, Regulation support costs increased $12.4 million or 14.7%. The increase primarily reflects increased compensation costs for cash awards granted to Regulation employees following the merger with Archipelago.

        Systems and SIAC Support.    For the nine months ended September 30, 2006, compared to nine months ended September 30, 2005, systems related costs decreased $12.9 million, or 6.2%. For the nine months ended September 30, 2006, the operations of NYSE Arca accounted for $13.0 million of the $30.8 million of systems and communications. Other systems and communications expenses remained relatively unchanged as compared to the same period a year ago. SIAC support costs decreased by 13.8% to $163.3 million due to structural cost effectiveness efforts, which resulted in lower data processing operations and systems development costs, lower headcount and increased utilization rates.

        Professional Services.    For the nine months ended September 30, 2006, compared to the year ended September 30, 2005, professional services decreased $2.4 million or 4.0%. NYSE Arca accounted for $8.6 million of the $57.3 million. Excluding the impact of NYSE Arca's consolidation during the nine months ended September 30, 2006, professional services decreased by $11.0 million primarily due to reduced legal fees.

        Depreciation and Amortization.    For the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, depreciation and amortization increased $28.5 million, or 63.2%. The operations of NYSE Arca represented $20.5 million of the increase following the March 7, 2006 completion of the merger between the NYSE and Archipelago. The remaining $8.0 million increase was chiefly associated with continued capital expenditures on technology and infrastructure.

        Occupancy.    For the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, occupancy increased $8.7 million or 41.2%, which was primarily the result of the consolidation of NYSE Arca's operations following the completion of the merger between the NYSE and Archipelago on March 7, 2006.

        Marketing and other.    For the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, marketing and other expenses increased $23.4 million, or 68.0%. The operation of NYSE Arca accounted for $11.8 million of marketing and other. The remaining $11.6 million increase was a result of increased advertising and promotion activity as part of the merger between the NYSE and Archipelago, as well as higher insurance premiums and additional expenses incurred as a public company.

  SIAC Services Segment Results—Expenses

	Nine months ended September 30,
			Percent Increase (Decrease)
	2006	2005
	Dollars (in Millions)
Merger expenses and related exit costs	$6.2	$—	100.0%
Compensation	158.8	170.6	(6.9)%
Systems and communications	49.7	65.1	(23.7)%
Professional services	25.2	32.1	(21.5)%
Depreciation and amortization	22.3	29.8	(25.2)%
Occupancy	25.4	23.0	10.4%
Marketing and other	7.6	6.3	20.6%

Total expenses	$295.2	$326.9	(9.7)%

        Merger expenses and related exit costs.    For the nine months ended September 30, 2006, SIAC Services incurred $6.2 million in merger expenses and related exit costs consisting of lease terminations, severance and related exit costs in connection with the integration of the Archipelago businesses. NYSE Group did not incur any similar expenses in the same period a year ago.

  SIAC Services Compensation

	Nine months ended September 30,
			Percent Increase (Decrease)
	2006	2005
	Dollars (in Millions)
Salaries and bonus	$109.2	$126.3	(13.5)%
Stock based compensation	17.6	—	100.0%
Benefits and other	32.0	44.3	(27.8)%

	$158.8	$170.6	(6.9)%

        Compensation.    For the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, compensation decreased $11.8 million, or 6.9%. This decrease was primarily due to cost reduction initiatives and the resulting decrease in average headcount, which was partially offset by $17.6 million of stock based compensation recognized for certain restricted stock units granted to SIAC employees following the merger with Archipelago, including a $13.6 million charge recorded at the time of the merger for the immediate vesting of certain restricted stock units.

        Systems and communications.    For the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, systems and communication expenses decreased $15.4 million, or 23.7%, to $49.7 million, primarily as a result of cost containment initiatives.

        Professional Services.    For the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, professional services decreased $6.9 million, or 21.5%, to $25.2 million. Lower average contract staff and decreased temporary support for trading operations contributed to the reduction.

        Depreciation and Amortization.    For the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, depreciation and amortization expense decreased $7.5 million, or 25.2% period over period, to $22.3 million, as the number of assets reaching full depreciation outpaced capital expenditures.

        Occupancy.    For the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, occupancy costs increased by $2.4 million, or 10.4%, to $25.4 million due to increased operating expenses.

        Marketing and other.    For the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, marketing and other costs increased by $1.3 million, or 20.6%.

  Regulation Segment Results—Expenses

	Nine months ended September 30,
			Percent Increase (Decrease)
	2006	2005
	Dollars (in Millions)
Compensation	$92.4	$80.0	15.5%
Market services provided to Regulation	99.5	87.8	13.3%
Systems and communications	1.1	1.0	10.0%
Professional services	6.2	1.8	244.4%
Depreciation and amortization	3.4	3.6	(5.6)%
Occupancy	7.8	7.6	2.6%
Marketing and other	5.6	5.5	1.8%

Total expenses	$216.0	$187.3	15.3%

  Regulation Compensation

	Nine months ended September 30,
			Percent Increase (Decrease)
	2006	2005
	Dollars (in Millions)
Salaries and bonus	$67.8	$59.8	13.4%
Deferred compensation award	8.5	—	100.0%
Benefits and other	16.1	20.2	(20.3)%

	$92.4	$80.0	15.5%

        Compensation.    For the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, compensation increased $12.4 million, or 15.5%, to $92.4 million. This increase was primarily due to the $8.5 million recognition of certain cash awards granted to NYSE employees at the time of the merger coupled with an increase in headcount and related increased compensation costs within Regulation.

        Market services provided to Regulation.    For the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, market support costs increased $11.7 million, or 13.3%. These services are provided by Market to support the operations of Regulation. The increase was primarily driven by the increased compensation costs for vesting of restricted stock units granted to Market employees following the merger with Archipelago.

        Professional services.    For the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, professional services increased $4.4 million, to $6.2 million. These costs increased as newly established mandatory regulatory audits commenced during 2006.

        Regulation's other operating expenses, including systems and communications, depreciation and amortization as well as marketing and general and administrative expenses were relatively stable period over period.

  Regulatory Fine Income

        For the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, fine income increased $1.0 million, or 3.0%. Regulatory fines result from actions taken by Regulation in its oversight of Market constituents and accordingly may vary period over period.

  Investment and Other Income, Net

        The components of investment and other income, net, were as follows:

	Nine months ended September 30,
	2006	2005
	Dollars (in Millions)
Investment income, net	$31.5	$24.8
DTCC settlement gain	10.8	—
Other income	21.0	11.8

Total	$63.3	$36.6

        The increase in investment income, net, is primarily attributable to an increase in the average interest bearing investment portfolio and higher interest rates. DTCC settlement gain reflects a one-time payment from certain DTCC subsidiaries in connection with the termination of their service agreement with SIAC. NYSE Group's share (net of minority interest of $3.6 million) of the one-time settlement gain was $7.2 million. The increase in other income primarily relates to insurance reimbursements received which may vary period over period.

  Gain on Sale of Equity Investment

        On March 28, 2006, NYSE Group sold its shares of DTCC common stock for a $23.4 million cash payment. NYSE Group carried this investment at its $2.5 million cost and therefore realized a $20.9 million pre-tax gain that is included in gain on sale of equity investment in the condensed consolidated statement of income for the nine months ended September 30, 2006. The after-tax impact of this gain was included in the cash dividend paid to each former NYSE member in connection with the merger of NYSE and Archipelago.

  Income Taxes

        The consolidated effective tax rate for the nine months ended September 30, 2006 and 2005 was 39.2% and 39.3%, respectively. For the nine months ended September 30, 2006, NYSE Group provided for income taxes at a 40.5% combined federal, state and local tax rate.

  Year Ended December 31, 2005 Versus Year Ended December 31, 2004

  Overview

        The following table sets forth the NYSE's consolidated statements of income for the years ended December 31, 2005 and December 31, 2004, as well as the percentage increase or decrease for each consolidated statement of income item for the year ended December 31, 2005, as compared to such item for the year ended December 31, 2004.

	Year ended December 31,
			Percent Increase (Decrease)
	2005	2004
	(amounts in millions)
Revenues
Activity assessment fees	$594.6	$359.8	65.3%
Listing fees	342.7	329.8	3.9%
Data processing fees	182.9	220.7	(17.1)%
Market information fees	178.2	167.6	6.3%
Trading fees	145.8	153.6	(5.0)%
Regulatory fees	129.8	113.3	14.5%
Facility and equipment fees	49.4	50.4	(1.9)%
Membership fees	6.4	8.3	(23.8)%

Total revenues	1,629.8	1,403.5	16.1%
Section 31 fees	(594.6)	(359.8)	65.3%
Compensation	(509.8)	(522.6)	(2.5)%
Systems and related support	(124.1)	(138.6)	(10.4)%
Professional services	(127.7)	(132.7)	(3.8)%
Depreciation and amortization	(103.4)	(95.7)	8.1%
Occupancy	(70.6)	(68.6)	3.0%
General and administrative	(69.7)	(84.3)	(17.3)%
Archipelago merger and related exit costs	(26.1)	—	—
Regulatory fine income	35.4	7.6	365.8%

Operating income	39.2	8.8	345.5%
Investment and other income, net	51.7	34.5	50.1%

Income before provision for income taxes and minority interest	90.9	43.3	109.9%
Provision for income taxes	(48.1)	(12.1)	296.6%
Minority interest in income of consolidated subsidiary	(2.0)	(1.0)	98.8%

Net income	$40.8	$30.2	35.1%

        The NYSE's operations for the year ended December 31, 2005 resulted in net income of $40.8 million compared to net income of $30.2 million for the year ended December 31, 2004. The NYSE's improved operating results were driven by a $226.3 million, or 16.1%, increase in revenues, a $27.8 million increase in Regulatory fine income, partially offset by a $223.7 million increase in expenses as compared to the year ended December 31, 2004.

        For the year ended December 31, 2005, total revenues were $1,629.8 million. Revenues, excluding activity assessment fees, were $1,035.2 million compared with $1,043.7 million for the year ended December 31, 2004. The decrease of $8.5 million was driven primarily by reduced data processing fees offset by growth in many of its key businesses.

        For the year ended December 31, 2005, total expenses, excluding Section 31 fees, were $1,031.4 million, compared with $1,042.5 million for the year ended December 31, 2004. Expenses,

excluding Section 31 fees and Archipelago merger and related exit costs, declined $37.2 million, or 3.6%, primarily due to ongoing cost reduction initiatives.

  Revenues—NYSE Market

        Overview.    The following table sets forth the revenues attributable to NYSE Market for the year ended December 31, 2005 and 2004, as well as the percentage increase or decrease for each consolidated statements of income item for the year ended December 31, 2005, as compared to such item for the year ended December 31, 2004.

	Year ended December 31,
			Percent Increase (Decrease)
	2005	2004
	(amounts in millions)
Revenues:
Activity assessment fees	$594.6	$359.8	65.3%
Listing fees	342.7	329.8	3.9%
Market information fees	178.2	167.6	6.3%
Trading fees	145.8	153.6	(5.0)%
Regulatory fees	129.8	113.3	14.5%
Facility and equipment fees	49.4	50.4	(1.9)%
Membership fees	6.4	8.3	(23.8)%

Total revenues	$1,446.9	$1,182.8	22.3%

        Listing Fees.    The following table sets forth the revenues from listing fees calculated in accordance with U.S. GAAP ("as reported") and as would be reported on a basis without giving effect to U.S. GAAP ("billed basis"). The NYSE believes that the presentation of billed basis revenues, as they relate to original fees, is a good indicator of current listing fee activity as billed basis information excludes the effects of recognizing revenues related to original fees over 10 years.

	Year ended December 31,
					Percent Increase (Decrease)
	2005		2004
	As Reported	Billed Basis	As Reported	Billed Basis	As Reported	Billed Basis
	(amounts in millions)
Annual fees	$252.2	$252.2	$241.3	$241.3	4.5%	4.5%
Original fees	90.5	83.9	88.5	79.6	2.3%	5.4%

	$342.7	$336.1	$329.8	$320.9	3.9%	4.8%

        For the year ended December 31, 2005 compared to the year ended December 31, 2004, listing fees increased $12.9 million, or 3.9%, on an as reported basis.

        Listing fees are primarily derived from annual listing fees and original fees. Original listing fees are deferred and amortized over the estimated service period of 10 years. The difference between the as reported revenues and the billed basis revenues is due to the amortization of listing fees in accordance with U.S. GAAP.

        Annual listing fees totaled $252.2 million on both an as reported and billed basis for the year ended December 31, 2005 compared with $241.3 million on both an as reported and billed basis for the year ended December 31, 2004, an increase of 4.5%. This is due to the increase in aggregate shares billed at the beginning of the year, from 355 billion to 387 billion, as well as new listings of shares during the year, which generate annual fees for the period of the year listed. Annual listing fees are recognized on a pro-rata basis over the calendar year.

        For the year ended December 31, 2005, original fees totaled $90.5 million on an as reported basis. On a billed basis, original fees totaled $83.9 million in 2005 compared with $79.6 million in 2004, a 5.4% increase. Original listings of operating companies, closed-end funds and ETFs increased year over year from 165 to 192, which drove the increase in original fees billed.

        Market Information Fees.    For the year ended December 31, 2005, compared to the year ended December 31, 2004, market information fees increased $10.6 million, or 6.3%. The number of non-professional users increased by 13.4% year over year. The demand for NYSE Open Book®, one of the NYSE's proprietary data products, continued to increase, as the number of subscribers was 17.5% higher than the same period in the prior year causing NYSE Open Book® revenue to increase by 24.7% to $21.2 million. The NYSE's non-recurring revenue of $5.8 million is comprised of (i) charges for customers who had previously not reported the appropriate number of professional devices in use and (ii) an allowance for doubtful accounts reduction. In the normal course of business, the NYSE audits its customers and the number of devices they report (on which it generates its billing) and adjusts its records based on the audit results, if necessary. This can lead to both increases and decreases in current billings. Additionally, the NYSE's allowance for doubtful accounts was reduced after a review of its policy for reserving market data revenues, and based on current levels of recoveries and collections, which have improved over the past year. Somewhat offsetting the increase in market information fees was NYSE's share of Tape A trades decreasing period over period, from 90.6% to 87.5%.

        Trading Fees.    For the year ended December 31, 2005, compared to the year ended December 31, 2004, trading fees fell $7.8 million, or 5.0%. Although NYSE listed average daily volume was up 9.0%, current pricing structures relating to dollar caps inhibited the NYSE's ability to generate revenue growth. Partially offsetting this decline in revenue was an increase in revenue derived from ETF transactions. These revenues increased 136.3% as compared to 2004 as the trading activity increased from 236 million shares during 2004 to 926 million shares for 2005.

        Regulatory Fees.    For the year ended December 31, 2005, compared to the year ended December 31, 2004, regulatory fees increased $16.5 million, or 14.5%. Member regulation fees drove the increase for the year due to higher reported gross FOCUS revenues ($187.3 billion in 2005 as compared to $145.4 billion in 2004).

        Facility and Equipment Fees.    For the year ended December 31, 2005, facility and equipment fees were relatively flat as compared to December 31, 2004. Both the type and level of services provided to the floor were generally unchanged.

        Membership Fees.    For the year ended December 31, 2005, compared to the year ended December 31, 2004, annual membership fees from NYSE Market fell $1.9 million, or 23.8%. The decrease was due to fewer electronic access member renewals period over period and electronic access member prices.

  Revenues—SIAC Services

        Overview.    The following table sets forth the revenues attributable to SIAC Services for the years ended December 31, 2005 and December 31, 2004, as well as the percentage increase or decrease for each consolidated statement of income item for the year ended December 31, 2005, as compared to such item for the year ended December 31, 2004.

	Year ended December 31,
			Percent Increase (Decrease)
	2005	2004
	(amounts in millions)
Revenues:
Data processing fees—non-NYSE	$182.9	$220.7	(17.1)%
Data processing fees—NYSE	252.8	266.1	(5.0)%

Total revenues	$435.7	$486.8	(10.5)%

        Data Processing Fees—Non-NYSE.    For the year ended December 31, 2005, compared to the year ended December 31, 2004, data processing fees decreased $37.8 million, or 17.1%, to $182.9 million, due to decreases in services provided to SIAC's major non-NYSE customers and lower revenues from the communication services of Sector, Inc., SIAC's subsidiary.

        Data Processing Fees—NYSE.    For the year ended December 31, 2005, compared to the year ended December 31, 2004, data processing fees decreased $13.3 million, or 5.0%, to $252.8 million. These fees decreased due to structural cost effectiveness efforts and continued transfer of certain lease obligations for data processing equipment from SIAC to the NYSE.

  Expenses—NYSE Market

        Overview.    The following table sets forth the expenses attributable to NYSE Market for the years ended December 31, 2005 and 2004, as well as the percentage increase or decrease for each statement of income item for the year ended December 31, 2005, as compared to such item for the year ended December 31, 2004.

	Year ended December 31,
			Percent Increase (Decrease)
	2005	2004
	(amounts in millions)
Expenses:
Section 31 fees	$594.6	$359.8	65.3%
Compensation	293.7	279.4	5.1%
Systems	41.4	37.8	9.6%
SIAC Support(1)	240.2	255.8	(6.1)%
Professional services	81.8	80.4	1.7%
Depreciation and amortization	65.8	60.1	9.5%
Occupancy	40.0	38.3	4.4%
General and administrative	57.1	69.6	(18.0)%
Archipelago merger and related exit costs	26.1	—	—

Total expenses	$1,440.7	$1,181.2	21.9%

(1)
NYSE Market's SIAC Support expense does not equal SIAC Services' revenues from Data Processing Fees—NYSE as certain fees billed to the NYSE by SIAC relate to software developed for the NYSE's internal use, and as such have been capitalized.

  NYSE Market Compensation

	Year ended December 31,
			Percent Increase (Decrease)
	2005	2004
	(amounts in millions)
Salaries and bonuses	$202.6	$179.0	13.2%
Benefits and other	91.1	100.4	(9.3)%

Total compensation	$293.7	$279.4	5.1%

        Compensation.    For the year ended December 31, 2005, compared to the year ended December 31, 2004, compensation increased by $14.3 million, or 5.1%. Average headcount increased to 1,596 employees during 2005 from 1,551 in 2004 due principally to staff increases in NYSE Regulation. In addition, average salaries increased 4.9% and additional incentive awards were provided to NYSE Market employees during this period. Offsetting this increase was the impact of certain changes made to the NYSE Market employee benefit plans announced during 2005.

        Systems and SIAC Support.    For the year ended December 31, 2005, compared to year ended December 31, 2004, system costs increased $3.6 million, or 9.6%, as a result of additional operating leases during 2005. SIAC support decreased by 6.1% to $240.2 million due to efforts to achieve structural cost effectiveness, which reduced SIAC data processing operations and systems development costs, continued transfer of certain lease obligations for data processing equipment from SIAC to the NYSE, and reduced headcount.

        Professional Services.    For the year ended December 31, 2005, compared to the year ended December 31, 2004, professional services increased $1.4 million or 1.7%. Legal fees represented $24.0 million or 29.3% of total professional services, down from $28.2 million or 35.1% of total professional services for the year ended December 31, 2004. Offsetting this decline were increases in consulting fees period over period due to various initiatives undertaken across the organization, including improving corporate and regulatory systems.

        Depreciation and Amortization.    For the year ended December 31, 2005, compared to the year ended December 31, 2004, depreciation and amortization increased $5.7 million, or 9.5% reflecting the full year impact of accelerated useful lives implemented during 2004. Capital expenditures for 2005 were consistent as compared to 2004 with continued investments in technology and infrastructure.

        Occupancy.    For the year ended December 31, 2005, compared to the year ended December 31, 2004, occupancy increased $1.7 million or 4.4% due to increased operating expenses.

        General and Administrative.    For the year ended December 31, 2005, compared to the year ended December 31, 2004, general and administrative expenses decreased $12.5 million, or 18.0%. Cost savings initiatives at the NYSE in 2005 led the reductions, consisting of decreased advertising, travel and entertainment expenses and decreased contributions to various organizations.

        Archipelago Merger and Related Exit Costs.    For the year ended December 31, 2005, the NYSE incurred $26.1 million in expenses related to its merger with Archipelago for which there was no comparison in 2004. These costs included $18.5 million in legal costs, $3.9 million in severance payments and $3.7 million in integration costs.

Regulatory Fine Income

        For the year ended December 31, 2005, compared to the year ended December 31, 2004, regulatory fines increased from $7.6 million to $35.4 million including fines totaling $29.0 million to two member organizations. Regulatory fines result from disciplinary actions taken by NYSE Regulation in its oversight of member organizations and accordingly may vary significantly from period to period.

  Expenses—SIAC Services

        Overview.    The following table sets forth the expenses attributable to SIAC Services for the years ended December 31, 2005 and December 31, 2004, as well as the percentage increase or decrease for each consolidated statement of income item for the year ended December 31, 2005, as compared to such item for the year ended December 31, 2004.

	Year ended December 31,
			Percent Increase (Decrease)
	2005	2004
	(amounts in millions)
Expenses:
Compensation	$224.2	$248.5	(9.8)%
Systems	82.7	100.8	(18.0)%
Professional services	50.2	57.3	(12.4)%
Depreciation and amortization	37.7	35.6	5.9%
Occupancy	30.6	30.3	1.0%
General and administrative	12.6	14.7	(14.3)%

Total expenses	$438.0	$487.2	(10.1)%

SIAC Services Compensation:

	Year ended December 31,
			Percent Increase (Decrease)
	2005	2004
	(amounts in millions)
Salaries and bonus	$164.3	$180.7	(9.1)%
Benefits and other	59.9	67.8	(11.7)%

Total compensation	$224.2	$248.5	(9.8)%

        Compensation.    For the year ended December 31, 2005, compared to the year ended December 31, 2004, compensation decreased $24.3 million, or 9.8%, to $224.2 million due to a decrease in average headcount from 1,599 employees to 1,367. In 2004, additional expenses were incurred due to staff reductions, which were partially offset by changes made to certain benefit plans.

        Systems.    For the year ended December 31, 2005, compared to the year ended December 31, 2004, systems costs decreased $18.1 million, or 18.0%, to $82.7 million, primarily due to cost containment initiatives and the transfer of certain computer equipment leases to NYSE Market.

        Professional Services.    For the year ended December 31, 2005, compared to the year ended December 31, 2004, professional services decreased $7.1 million, or 12.4%, to $50.2 million. Lower average contract staff, from 262 to 213, and decreased temporary support for trading operations contributed to the reduction.

        Depreciation and Amortization.    For the year ended December 31, 2005, compared to the year ended December 31, 2004, depreciation and amortization expenses rose $2.1 million, or 5.9% year over year, to $37.7 million. This increase was due to the full year impact of accelerated useful lives, which began in

December 2004 following the review of certain depreciation policies, and the continued capital expenditures in technology and infrastructure.

        Occupancy.    For the year ended December 31, 2005, compared to the year ended December 31, 2004, occupancy costs were relatively flat year over year, reflecting an increase of $0.3 million, or 1.0%, to $30.6 million.

        General and Administrative.    For the year ended December 31, 2005, compared to the year ended December 31, 2004, general and administrative expenses decreased by $2.1 million, or 14.3%, to $12.6 million. This decrease was primarily due to a loss on disposal of assets during 2004 associated with the decommissioning of services provided to SIAC's major customers, which did not occur in 2005.

  NYSE Market—Investment and Other Income, net

	Year ended December 31,
			Percent Increase
	2005	2004
	(amounts in millions)
Investment and other income	$40.8	$29.2	39.7%

        Investment and Other Income, net.    For the year ended December 31, 2005, compared to the year ended December 31, 2004, investment and other income increased $11.6 million to $40.8 million. Increases were driven primarily by higher investment income of $16.6 million due to the effect of the portfolio reallocation initiated in December 2004 to higher yielding and more tax-efficient securities, a more favorable interest rate environment for investments over the same period in the prior year, and realized gains of certain investments. This increase was offset by a reduction of $5.2 million in insurance settlements received during 2005 as compared to 2004. Insurance proceeds received of $4.4 million in 2005 were the result of claims made for legal expenses incurred in prior years.

  SIAC Services—Investment and Other Income, net

	Year ended December 31,
			Percent Increase
	2005	2004
	(amounts in millions)
Investment and other income	$10.8	$5.2	107.7%

        Investment and Other Income, net.    For the year ended December 31, 2005, compared to the year ended December 31, 2004, investment and other income increased $5.6 million, or 107.7%, to $10.8 million, primarily due to a $5.5 million insurance settlement for Sector's business claims from the events of September 11, 2001.

  Income Taxes

        The NYSE's consolidated effective tax rates for the years ended December 31, 2005 and December 31, 2004 were 53.0% and 28.0%, respectively. The NYSE's 2004 effective tax rate was approximately 7% less than its standard effective tax rate, due to non-taxable insurance proceeds received during the year, which decreased the effective tax rate by 4.8%, as well as tax credits received during the year, which reduced the effective tax rate by 5.7%. These credits were related to investment tax credits not previously taken and totaled $3.7 million, which had an impact on net income in 2004 of approximately $2.4 million. To the extent there are tax credits identified in the future which have not been previously taken, they will potentially reduce the provision for income taxes and increase net income. The NYSE's 2005 effective tax rate was significantly higher than its standard rate due to non-deductible merger- related expenses for litigation, which accounted for 7.1% of the rate increase and a write-down of a deferred tax asset, which accounted for 9.9% of the rate increase. This write-down was recorded following the determination by management that the deferred tax asset related to tax depreciation would not be realized. Offsetting these rate increases in 2005 was a decrease of approximately 4% related to non-taxable municipal interest income.

        The following table sets forth the provision for income taxes, and the overall effective tax rate for the NYSE, on a consolidated basis, as well as for its two reportable segments—NYSE Market and SIAC Services—for the years ended December 31, 2005 and December 31, 2004.

	Year ended December 31,
	2005		2004
	Provision for Income Taxes	Overall Effective Tax Rate	Provision for Income Taxes	Overall Effective Tax Rate
	(amounts in millions)		(amounts in millions)
NYSE on a consolidated basis	$48.1	53.0%	$12.1	28.0%
NYSE Market	45.5	55.2%	10.3	26.8%
SIAC Services	2.6	30.4%	1.8	37.5%

  Year Ended December 31, 2004 Versus Year Ended December 31, 2003

        The following table sets forth the NYSE's consolidated statements of income for the years ended December 31, 2004 and December 31, 2003, as well as the percentage increase or decrease for each consolidated statement of income item for the year ended December 31, 2004, as compared to such item for the year ended December 31, 2003.

	Year ended December 31,
			Percent Increase (Decrease)
	2004	2003
	(amounts in millions)
Revenues
Activity assessment fees	$359.8	$419.7	(14.3)%
Listing fees	329.8	320.7	2.8%
Data processing fees	220.7	224.8	(1.8)%
Market information fees	167.6	172.4	(2.8)%
Trading fees	153.6	157.2	(2.3)%
Regulatory fees	113.3	113.2	0.1%
Facility and equipment fees	50.4	60.6	(16.8)%
Membership fees	8.3	11.0	(24.5)%

Total revenues	1,403.5	1,479.6	(5.2)%
Section 31 fees	(359.8)	(419.7)	(14.3)%
Compensation	(522.6)	(520.5)	(0.4)%
Systems and related support	(138.6)	(146.0)	(5.0)%
Professional services	(132.7)	(97.5)	36.1%
Depreciation and amortization	(95.7)	(89.0)	7.5%
Occupancy	(68.6)	(67.0)	2.4%
General and administrative	(84.3)	(76.5)	10.2%
Regulatory fine income	7.6	11.2	(32.1)%

Operating income	8.8	74.6	(88.2)
Investment and other income	34.5	32.4	6.5%

Income before provision for income taxes and minority interest	43.3	107.0	(59.5)%
Provision for income taxes	(12.1)	(45.2)	(73.2)%
Minority interest in income of consolidated subsidiary	(1.0)	(1.3)	(23.1)%

Net income	$30.2	$60.5	(50.1)%

        The NYSE's operations for the year ended December 31, 2004 resulted in net income of $30.2 million, compared to net income of $60.5 million for the year ended December 31, 2003. The decrease in the NYSE's net income was driven primarily by a $16.1 million, or 1.5%, decrease in revenues, excluding activity assessment fees, a $46.0 million, or 4.6%, increase in expenses, excluding Section 31 fees, and a $3.6 million decrease in Regulatory fine income for the year ended December 31, 2004, compared to the year ended December 31, 2003.

        For the year ended December 31, 2004, total revenues were $1,403.5 million. Revenues, excluding activity assessment fees, for 2004, were $1,043.7 million compared to $1,059.8 million for the year ended December 31, 2003. An increase in listing fees of $9.1 million, or 2.8%, partially offset large percentage declines in facility and equipment, regulatory fine income and membership fees and more modest percentage declines in data processing, market information and trading fees.

        For the year ended December 31, 2004, total expenses, excluding Section 31 fees, were $1,042.5 million, compared to $996.5 million for the year ended December 31, 2003. Expenses, excluding Section 31 fees, increased by $46.0 million, or 4.6%, primarily as a result of a $35.2 million, or 36.1%, increase in professional services expense due primarily to higher legal and consulting expense, as well as higher general and administrative expense due to additional advertising in 2004 and greater depreciation expense due to shortened estimates of certain asset lives.

  Revenues—NYSE Market

        Overview.    The following table sets forth the revenues attributable to NYSE Market for the years ended December 31, 2004 and December 31, 2003, as well as the percentage increase or decrease for each consolidated statement of income item for the year ended December 31, 2004, as compared to such item for the year ended December 31, 2003.

NYSE Market

	Year ended December 31,
			Percent Increase (Decrease)
	2004	2003
	(amounts in millions)
Revenues:
Activity assessment fees	$359.8	$419.7	(14.3)%
Listing fees	329.8	320.7	2.8%
Market information fees	167.6	172.4	(2.8)%
Trading fees	153.6	157.2	(2.3)%
Regulatory fees	113.3	113.2	0.1%
Facility and equipment fees	50.4	60.6	(16.8)%
Membership fees	8.3	11.0	(24.5)%

Total revenues	$1,182.8	$1,254.8	(5.7)%

        Listing Fees.    The following table sets forth the revenues from listing fees as reported and on a billed basis:

	Year ended December 31,
					Percent Increase (Decrease)
	2004		2003
	As Reported	Billed Basis	As Reported	Billed Basis	As Reported	Billed Basis
	(amounts in millions)
Annual fees	$241.3	$241.3	$232.2	$232.2	3.9%	3.9%
Original fees	88.5	79.6	88.5	62.4	—	27.6%

	$329.8	$320.9	$320.7	$294.6	2.8%	8.9%

        For the year ended December 31, 2004, compared to the year ended December 31, 2003, listing fees increased $9.1 million, or 2.8%, on an as reported basis.

        Listing fees are primarily derived from annual listing fees and original fees. Original fees are deferred and amortized over the estimated service period of 10 years. The difference between the as reported revenues and the billed basis revenues were due to the amortization of listing fees in accordance with U.S. generally accepted accounting principles.

        Annual listing fees totaled $241.3 million for the year ended December 31, 2004 on both an as reported and billed basis, an increase of 3.9% over the year ended December 31, 2003. This increase was primarily due to additional listings during the year, for which annual fees were billed for the remaining portion of the year. Annual listing fees are recognized on a pro-rata basis over the calendar year.

        Original fees totaled $88.5 million on an as reported basis. On a billed basis, original fees totaled $79.6 million for the year ended December 31, 2004, compared with $62.4 million for the year ended December 31, 2003, a 27.6% increase. Increases in original listings from 109 to 165 period over period, including higher merger and acquisition activity and increased stock splits, which drove higher revenues.

        Market Information Fees.    For the year ended December 31, 2004, compared to the year ended December 31, 2003, market information fees declined $4.8 million, or 2.8%. Market information fees for Tape A products declined due to a lower average number of monthly professional subscribers, resulting in a decrease of $6.2 million in professional device revenue. The remaining decline was attributed to Tape B, due to a decrease in the NYSE's share of the trades. The non-professional/usage segment was flat and there was a decrease in the access fees. These decreases were offset by a 35% increase in NYSE Proprietary Products revenue and an increase in NYSE's share of Tape A trades. NYSE OpenBook® subscriptions increased 20% year-on-year.

        Trading Fees.    For the year ended December 31, 2004, compared to the year ended December 31, 2003, trading fees fell $3.6 million, or 2.3%. Although average daily volume was up 4.6% in 2004, current pricing structures, including dollar caps and the 2% commission cap, inhibited the NYSE's ability to generate revenue growth despite higher trading activity.

        Regulatory Fees.    For the year ended December 31, 2004, regulatory fees were $113.3 million, with no significant change over that in the year ended December 31, 2003. Member regulation fees are driven by gross FOCUS revenue, which was flat year over year at $145 billion.

        Facility and Equipment Fees.    For the year ended December 31, 2004, compared to the year ended December 31, 2003, facility and equipment fees decreased $10.2 million, or 16.8%, to $50.4 million. The decrease resulted from the NYSE's decision to suspend the floor technology fee in July 2003, due to the prevailing poor economic environment for floor participants. This fee, instituted in 2003, was intended to recover the cost of providing services from those receiving value for the services.

        Membership Fees.    For the year ended December 31, 2004, compared to the year ended December 31, 2003, annual membership fees fell $2.7 million, or 24.5%, to $8.3 million. The drop was due to fewer electronic access membership renewals (29 in 2004 compared to 33 in 2003) and lower electronic access membership prices, reflecting lower lease prices on the floor. Transfer and other charges remained flat through the year.

  Revenues—SIAC Services

        Overview.    The following table sets forth the revenues attributable to SIAC Services for the years ended December 31, 2004 and December 31, 2003, as well as the percentage increase or decrease for each consolidated statement of income item for the year ended December 31, 2004, as compared to such item for the year ended December 31, 2003.

SIAC Services

	Year ended December 31,
			Percent Increase (Decrease)
	2004	2003
	(amounts in millions)
Revenues:
Data processing fees—non-NYSE	$220.7	$224.8	(1.8)%
Data processing fees—NYSE	266.1	253.0	5.2%

Total revenues	$486.8	$477.8	1.9%

        Data Processing Fees—Non-NYSE.    For the year ended December 31, 2004, data processing fees were $220.7 million, $4.1 million, or 1.8%, lower than that in the year ended December 31, 2003. Lower revenues were driven by a decrease in data processing fees of major customers and lower revenues from Sector's communications services. These decreases were offset partially by increased decommissioning charges for a major customer, which is supplying itself services previously provided by SIAC, and communications revenues from the SFTI communications network.

        Data Processing Fees—NYSE.    For the year ended December 31, 2004, compared to that in the year ended December 31, 2003, data processing fees increased $13.1 million, or 5.2%, to $266.1 million, primarily due to increased requests for service from the NYSE related to additional initiatives for trading systems, billings to NYSE for its share of costs related to SIAC's workforce reduction, physical security enhancements and depreciation relating to a change in the estimated useful life of assets, resulting in generally shorter depreciation schedules and higher depreciation expenses.

  Expenses—NYSE Market

        Overview.    The following table sets forth the expenses attributable to NYSE Market for the year ended December 31, 2004 and December 31, 2003, as well as the percentage increase or decrease for each consolidated statement of income item for the year ended December 31, 2004, as compared to such item for the year ended December 31, 2003.

	Year ended December 31,
			Percent Increase (Decrease)
	2004	2003
	(amounts in millions)
Expenses:
Section 31 fees	$359.8	$419.7	(14.3)%
Compensation	279.4	280.1	(0.3)%
Systems	37.8	34.4	9.9%
SIAC support(1)	255.8	245.0	4.4%
Professional services	80.4	45.9	75.2%
Depreciation and amortization	60.1	58.3	3.1%
Occupancy	38.3	38.0	0.8%
General and administrative	69.6	66.0	5.5%

Total expenses	$1,181.2	$1,187.4	(0.5)%

(1)
NYSE Market's SIAC support expense does not equal SIAC Services' revenues from data processing fees from—NYSE due to certain fees billed to the NYSE by SIAC relate to software developed for the NYSE's internal use and as such have been capitalized.

NYSE Market Compensation

	Year ended December 31,
			Percent Increase (Decrease)
	2004	2003
	(amounts in millions)
Salaries and Bonus	$179.0	$163.7	9.3%
Benefits and Other	100.4	116.4	(13.8)%

Total compensation	$279.4	$280.1	(0.3)%

        Compensation.    For the year ended December 31, 2004, compared to 2003, compensation was down $0.7 million. Average headcount grew to 1,551 employees from 1,526, due principally to increased staffing in NYSE Regulation and other customer oriented areas. Reflecting competitive market forces, especially for regulatory personnel, the average salary across the NYSE increased 2.1% in 2004. These increases, as well as higher medical benefit and bonus expense, were offset by a change in the NYSE's Supplemental Executive Retirement Program, which reduced the cost of these benefits, and the nonrecurring nature of the one-time deferred compensation accrual for the former chairman and chief executive officer in 2003.

        Systems and SIAC Support.    For the year ended December 31, 2004, compared to 2003, systems costs increased $3.4 million or 9.9%. Maintenance contracts, vendor services and additional operating lease expenses contributed to the increase. SIAC support increased $10.8 million or 4.4%, due to an increase for funding of key initiatives related to trading floor technology, the NYSE's share of costs for SIAC's workforce reduction and physical security enhancements.

        Professional Services.    For the year ended December 31, 2004, compared to 2003, professional services expense rose $34.5 million, or 75.2%. This change was driven by higher legal and consulting expense, higher investment management fees and other related expenditures, including corporate governance and business development. Legal fees, net of insurance reimbursements in the current year, totaled $28.2 million in 2004 compared with $12.5 million in 2003. Legal fees in 2004, representing 35.1% of professional services for NYSE Market, were incurred principally in connection with the specialist investigation, litigation related to the former chairman and chief executive officer of the NYSE, and a patent infringement case. Consulting fees increased due to the numerous initiatives undertaken across the organization.

        Depreciation and Amortization.    For the year ended December 31, 2004, compared to 2003, depreciation and amortization expense rose $1.8 million, or 3.1%, as NYSE capital expenditures nearly doubled to $82.3 million from $43.3 million. The NYSE saw an increase in expenditures across all areas, including investments in infrastructure and trading floor technology. In addition, through 2004, the NYSE completed a review of its depreciation policies to better reflect useful life of the assets. This review resulted in additional expense of $1.7 million and will lead to higher anticipated depreciation expense in future years, reflecting generally shorter depreciation lives.

        Occupancy.    For the year ended December 31, 2004, compared to 2003, occupancy costs rose due to higher operating and electricity costs, a $0.3 million, or 0.8%, increase.

        General and Administrative.    For the year ended December 31, 2004, compared to 2003, general and administrative expense rose $3.6 million, or 5.5%, to $69.6 million. Non-advertising general and administrative expense was essentially flat, while advertising increased.

Regulatory Fine Income

        For the year ended December 31, 2004, compared to the year ended December 31, 2003, regulatory fines collected decreased from $11.2 million to $7.6 million during the year. Regulatory fines result from disciplinary actions taken by NYSE Regulation in its oversight of its member organizations.

  Expenses—SIAC Services

        Overview.    The following table sets forth the expenses attributable to SIAC Services for the years ended December 31, 2004 and December 31, 2003, as well as the percentage increase or decrease for each consolidated statement of income item for the year ended December 31, 2004, as compared to such item for the year ended December 31, 2003.

SIAC Services

	Year ended December 31,
			Percent Increase (Decrease)
	2004	2003
	(amounts in millions)
Expenses:
Compensation	$248.5	$245.1	1.4%
Systems	100.8	111.6	(9.7)%
Professional services	57.3	54.9	4.4%
Depreciation and amortization	35.6	30.7	16.0%
Occupancy	30.3	29.0	4.5%
General and administrative	14.7	10.5	40.0%

Total expenses	$487.2	$481.8	1.1%

SIAC Services Compensation

	Year ended December 31,
			Percent Increase (Decrease)
	2004	2003
	(amounts in millions)
Salaries and Bonuses	$180.7	$186.9	(3.3)%
Benefits and Other	67.8	58.2	16.5%

Total compensation	$248.5	$245.1	1.4%

        Compensation.    For the year ended December 31, 2004, compared to 2003, compensation increased $3.4 million, or 1.4%, to $248.5 million. Increased expenses were primarily due to decommissioning charges for a major customer, which in 2004, internalized the services previously provided by SIAC, as well as benefit expenses associated with workforce reduction. Average headcount (average of the month-end headcount during the period) dropped from 1,724 in 2003 to 1,599 in 2004, but did not impact the full year 2004 due to timing of the reductions.

        Systems.    For the year ended December 31, 2004, compared to 2003, systems costs decreased $10.8 million, or 9.7%, to $100.8 million, primarily due to Sector's cost containment initiatives and reductions of communications expenses.

        Professional Services.    For the year ended December 31, 2004, compared to 2003, professional services increased $2.4 million, or 4.4%, to $57.3 million. Average contract staff headcount increased slightly to 262 in 2004 from 251 in 2003 as new projects contributed to the need for additional services. Transition costs related to the decommissioning of services from a major customer also contributed to the increase.

        Depreciation and Amortization.    For the year ended December 31, 2004, compared to 2003, depreciation and amortization increased $4.9 million, or 16.0%, to $35.6 million. A review of depreciation policies in an effort to better reflect estimates of certain assets' lives occurred in 2004, which resulted in additional expense of $5.9 million in 2004 and will lead to higher anticipated depreciation expense in future years, reflecting generally shorter depreciation schedules. Capital expenditures in 2004 of $7.5 million also contributed to the increase.

        Occupancy.    For the year ended December 31, 2004, compared to 2003, occupancy costs increased $1.3 million, or 4.5%, to $30.3 million due primarily to rent for additional offsite space.

        General and Administrative.    For the year ended December 31, 2004, compared to 2003, general and administrative expense rose $4.2 million, or 40.0%, to $14.7 million, owing primarily to expenses related to the transition of services to a major customer, in 2004 internalized services previously provided to it by SIAC.

  NYSE Market—Investment and Other Income, net

	Year ended December 31,
			Percent Increase
	2004	2003
	(amounts in millions)
Investment and other income	$29.2	$22.1	32.1%

        Investment and Other Income, net.    For the year ended December 31, 2004, compared to the year ended December 31, 2003, investment and other income increased $7.1 million, or 32.1%. Declines in investment income were offset by reimbursements and recoveries from various sources throughout the year. Investment income fell 27% due to lower yields and greater volatility in the fixed income markets.

Management undertook a complete review of the investment portfolio in 2004, including an analysis of risk, product diversification, all-in cost of management, and tax efficiency. Based on this review, the portfolio was reallocated in December 2004 to higher yielding and more tax-efficient securities. Offsetting the investment income declines were various settlement payments totaling $11.2 million that the NYSE received through the year. The key components were $3.2 million of insurance proceeds as a result of claims made for legal expenses incurred in prior years, and $6.4 million of recoveries related to business interruption and losses from the events of September 11, 2001.

  SIAC Services—Investment and Other Income

	Year ended December 31,
			Percent (Decrease)
	2004	2003
	(amounts in millions)
Investment and other income	$5.2	$10.3	(49.5)%

        Investment and Other Income, net.    For the year ended December 31, 2004, compared to the year ended December 31, 2003, investment and other income decreased $5.1 million, or 49.5%, to $5.2 million, primarily as a result of net realized gains associated with SIAC's investment portfolio. During 2003, management undertook a complete review of the investment portfolio, asset allocations and fund manager performance. Based upon this review, the portfolio was rebalanced and reallocated. Sales of securities and improved stock market performance resulted in an increase in net realized gains during 2003.

  Income Taxes

        The overall effective tax rate for the years ended December 31, 2004 and December 31, 2003 was 28.0% and 42.3%, respectively. A decrease in net income before provision for income taxes of $60 million and the receipt of $6.4 million in 2004 of non-taxable insurance proceeds as a result of the September 11, 2001 events and receipt of $3.7 million in investment tax credits drove the year-over-year decrease in effective tax rate.

        The following table sets forth the provision for income taxes, and the overall effective tax rate for the NYSE, on a consolidated basis, as well as for its two operating segments—NYSE Market and SIAC Services—for the years ended December 31, 2004 and December 31, 2003.

	Year ended December 31,
	2004		2003
	Provision for Income Taxes	Overall Effective Tax Rate	Provision for Income Taxes	Overall Effective Tax Rate
	(amounts in millions)		(amounts in millions)
NYSE on a consolidated basis	$12.1	28.0%	$45.2	42.3%
NYSE Market	10.3	26.8%	42.8	42.5%
SIAC Services	1.8	37.5%	2.4	38.1%

Liquidity and Capital Resources

  Liquidity and Capital Resources as of September 30, 2006

        Historically, NYSE Group's primary source of liquidity has been cash generated by NYSE Group's operations, and NYSE Group's liquidity requirements have been for working capital, capital expenditures and general corporate use.

        NYSE Group's working capital was $625.0 million at September 30, 2006, and capital expenditures equaled $68.4 million for the nine months ended September 30, 2006. Capital expenditures related primarily to the development and maintenance of corporate and regulatory systems and to trading technology, including expenditures relating to the development and implementation of NYSE Hybrid Market and compliance with Regulation NMS.

        Cash and cash equivalents are generated primarily from listing services, sales of market information, collection of activity assessment fees (which are used to obtain funds for paying Section 31 fees to the SEC), data processing services provided by SIAC, collections of regulatory fees, fees generated for trading, and investment income.

        At September 30, 2006, NYSE Group had $255.6 million of cash and cash equivalents, an increase of $212.1 million from its cash and cash equivalents at December 31, 2005. Current assets readily convertible into cash include accounts receivable, securities purchased under agreements to resell and marketable securities. These assets totaled $870.8 million at September 30, 2006 and, when combined with cash and cash equivalents, represented 89.4% of NYSE Group's current assets.

        Under the terms of the operating agreement of the NYSE, no regulatory fees, fines or penalties collected by NYSE Regulation may be distributed to NYSE Group or any entity other than NYSE Regulation. As a result, the use of regulatory fees, fines and penalties collected by NYSE Regulation may be considered restricted. As of September 30, 2006, NYSE Group did not have any significant restricted cash balance.

        With respect to investment activities, the boards of directors of NYSE Group and SIAC have separately approved investment policies for externally managed portfolios. The goals of these policies are to preserve principal, maintain adequate liquidity at all times to fund budgeted operating and capital requirements, and to maximize returns relative to investing guidelines and market conditions. NYSE Group's current policies prevent it from investing directly in any equity type investment, however, this policy can be modified at the discretion of the chief executive officer and chief financial officer of NYSE Group, based on the delegation of authority by the board of directors. SIAC's policies permit investing in equity funds. Participants in supplemental executive savings and other deferred compensation plans are permitted to invest in equity funds. Under NYSE Group's policies, it may invest only in securities that are rated AA or better by two nationally recognized rating organizations and that are in U.S. dollar denominations. A portion of SIAC's portfolio is used to fund its non-qualified benefit obligations. The average duration of the portfolios for both the NYSE Group and SIAC must not exceed two years. Both NYSE Group and SIAC periodically review their respective policies and investment managers.

        As of September 30, 2006, NYSE Group had no outstanding short-term or long-term debt. On January 5, 2007, NYSE Euronext, as the borrower, and NYSE Group, as the guarantor (until completion of the merger), entered into a €2.5 billion revolving credit bridge facility in connection with the exchange offer. The credit bridge facility includes terms and conditions customary for agreements of this type. The purpose of the bridge facility is to enable NYSE Euronext (Holding) to fund the cash portion of the consideration payable by NYSE Euronext (Holding) for acquiring Euronext shares in connection with the exchange offer and to act as the initial backstop for a commercial paper program. NYSE Euronext may only borrow amounts under this bridge facility agreement to fund the cash portion of the consideration being offered to Euronext shareholder in the exchange offer. It is currently anticipated that amounts borrowed under the bridge facility agreement will be repaid from the proceeds of the issuance of commercial paper by NYSE Euronext. The commercial paper program will be launched substantially simultaneously with the closing of the transaction. Additionally, NYSE Euronext expects that it will enter into a $3 billion syndicated revolving credit facility that is anticipated will ultimately replace the bridge facility, which is currently anticipated will be used as the permanent backstop for a commercial paper program. The proceeds from the commercial paper program will be used for general corporate purposes, including funding the cash portion of the consideration paid to Euronext shareholders in connection with the exchange offer and the post-closing reorganization. It is anticipated that the syndicated revolving credit facility will include terms and conditions customary for agreements of this type, which may restrict NYSE Euronext's ability to engage in additional transactions or incur additional indebtedness. The interest on the commercial paper will be paid using cash from operations of the combined entity, and it is expected that the debt will be paid off in three to four years.

        As of December 31, 2006, NYSE Group had $985.7 million of cash, cash equivalents, investment and other securities (including $250.4 million related to Section 31 fees collected from market participants and due to the SEC) and no debt obligation.

        NYSE Group believes that cash flows from operating activities and financing capabilities along with future cash flows from operations are sufficient to meet the needs of its current operations. If existing cash balances are insufficient, NYSE Group intends to seek additional financing. NYSE Group may not be able to obtain additional financing on acceptable terms or at all.

        Net cash provided by operating activities equaled $18.0 million for the nine months ended September 30, 2006, consisting of net income of $159.5 million and the effects of non-cash items, such as depreciation, which does not adversely affect cash flows. Also, during the nine months ended September 30, 2006, NYSE Group remitted $660.0 million in Section 31 fees to the SEC.

        Net cash provided by investing activities equaled $689.2 million for the nine months ended September 30, 2006. NYSE Group acquired $218.2 million of cash in connection with the Archipelago merger. Net sales of investment securities and securities purchased under agreements to resell of $524.7 million funded the $409.8 million distribution to NYSE former members.

        As part of the merger with Archipelago, NYSE Group's financing activities included a total cash distribution of $506.2 million (consisting of a $409.8 million cash distribution and a $96.4 million dividend) to the NYSE's former members during the nine months ended September 30, 2006.

  Liquidity and Capital Resources as of December 31, 2005

        Historically, the NYSE's primary source of liquidity has been cash generated by the NYSE's operations and its liquidity requirements have been for working capital, capital expenditures and general corporate purposes. The NYSE's working capital was $779.2 million at December 31, 2005. The NYSE's capital expenditures equaled $105.7 million for the year ended December 31, 2005. NYSE Market's capital expenditures (not including SIAC Services) equaled $84.2 million for the year ended December 31, 2005. NYSE Group's capital expenditures are expected to continue to relate primarily to the development and maintenance of NYSE's corporate and regulatory systems and to its trading technology, including expenditures relating to the development and implementation of NYSE Hybrid MarketSM and compliance with Regulation NMS.

        Cash and cash equivalents are generated primarily from NYSE's listing services, sales of market information, collection of activity assessment fees (which the securities exchanges of NYSE Group use to obtain funds for paying Section 31 fees to the SEC), data processing services provided by SIAC, collections of regulatory fees (which are based on FOCUS filing amounts), fees generated for trading (which are generally based on volume and commissions subject to certain caps), and investment income.

        At December 31, 2005, the NYSE had $43.5 million of cash and cash equivalents, an increase of $28.0 million from its cash and cash equivalents at December 31, 2004. Current assets readily convertible into cash include accounts receivable, securities purchased under agreements to resell and marketable securities. These assets totaled $1,280.1 million at December 31, 2005 and, when combined with cash and cash equivalents, represented 90.4% of NYSE's current assets.

        With respect to investment activities, the boards of directors of the NYSE and SIAC have separately approved investment policies for externally managed portfolios. The goals of these policies are to preserve principal, maintain adequate liquidity at all times to fund budgeted operating and capital requirements, and to maximize returns relative to investing guidelines and market conditions. The NYSE's current policies prevent it from investing directly in any equity type investment; however, this policy can be modified at the discretion of the chief executive officer and chief financial officer of NYSE Group, based on a delegation of authority by the NYSE Group board of directors. SIAC's policies permit investing in equity funds. Participants in supplemental executive savings and other deferred compensation plans are permitted to invest in equity funds. Under the NYSE's policies, it may invest only in securities that are rated AA or better by two nationally recognized rating organizations and that are in U.S. dollar denominations. A portion of SIAC's portfolio is used to fund its non-qualified benefit obligations. The average duration of the portfolios for both the NYSE and SIAC must not exceed two years. Both the NYSE and SIAC periodically review their respective policies and investment managers.

        NYSE Group's future cash flows could fluctuate as a result of a number of factors, including: (1) changes in the demand for the NYSE's services resulting from changes in the number of initial public offerings (which generate original and annual listing fees) or the number of NYSE-listed companies that delist from the NYSE (which has an impact on annual listing fees collected by the NYSE); (2) changes in the NYSE's share of Tape A trades (which has an impact on the amount of market information revenues that the NYSE collects); (3) changes in the demand for data processing services from SIAC customers; (4) changes in volume or commissions on which trading fees are generated; (5) changes in FOCUS revenues reported by NYSE members (on which regulatory fees are calculated); and (6) changes in the fixed income environment in which the NYSE's investment portfolio is primarily invested. The NYSE implemented certain changes to its pricing for floor facility fees, which were filed with the SEC for immediate effectiveness on December 29, 2005 and became operative as of January 1, 2006. NYSE Group cannot predict the impact that such fee changes will have on liquidity, as a portion of these pricing changes are based on volumes traded in NYSE-listed securities, which cannot be projected. The NYSE has also introduced trading licenses, of which 1,274 were sold at an annualized price of $49,290.

        Under the terms of the operating agreement of the NYSE, no regulatory fees, fines or penalties collected by NYSE Regulation may be distributed to NYSE Group or any entity other than NYSE Regulation. As a result, the use of regulatory fees, fines and penalties collected by NYSE Regulation may be considered restricted, and NYSE Group may be required to report the related cash balances, if any, as restricted cash in future periods.

        As of December 31, 2005, the NYSE had $43.5 million of cash, had no outstanding short-term or long-term debt, and had no lines of credit. NYSE Group believes that cash flows from operating activities are sufficient for it to fund its current operations for at least the next 12 months, such as legal and other related items. If existing cash balances are insufficient, NYSE Group intends to seek additional financing. NYSE Group may not be able to obtain additional financing on acceptable terms or at all.

  Operating Activities

        Operating cash flows equaled $264.5 million for the year ended December 31, 2005, consisting of net income of $40.7 million and the effects of non-cash expenses and changes in working capital. The NYSE remits payments to the SEC biannually and, as of December 31, 2005, $232.1 million was payable to the SEC. Amounts are collected from NYSE members under Rule 440h in order to cover the SEC Section 31 fees.

  Investing Activities

        Net cash used in investing activities equaled $222.2 million for the year ended December 31, 2005. This cash was used to make additional investments in marketable securities and capital expenditures in upgrading the NYSE's trading floor technology and corporate and regulatory systems.

Quantitative and Qualitative Disclosure About Market Risk

        Market risk represents the risks of changes in the fair value of financial instrument, derivative or non-derivative, caused by fluctuation in interest rates and equity prices. The primary market risk is associated with fluctuations in interest rates and the effects that such fluctuations may have on an investment portfolio. As of December 31, 2005, investments consist of fixed income instruments with an average duration of 0.57 years for NYSE Market. SIAC's investments at December 31, 2005 consisted of mutual funds. Both portfolios' investment objective is to invest in securities to preserve principal while maximizing yields, without significantly increasing risk. These investment securities are subject to interest rate risk and their fair values may fluctuate with changes in interest rates. Management does not believe that a 100 basis point fluctuation in market interest rates will have a material effect on income or cash flows from, or the carrying value of, the investment portfolios as of December 31, 2005.

        NYSE Group does not believe that it has material exposure to interest rate or foreign currency risks as of December 31, 2005. Furthermore, NYSE Group has not entered into any derivative contracts to mitigate such risks.

Summary Disclosures About Contractual Obligations and Off-Balance Sheet Arrangements

  Contractual Obligations

        The table below summarizes the NYSE's future minimum lease obligations on its operating and capital leases as of December 31, 2005.

	Payments due by year
	Total	2006	2007	2008	2009	2010	Thereafter
	(in thousands)
Operating lease obligations	$320,342	$57,740	$50,746	$39,977	$35,246	$35,722	$100,911
Capital lease obligations	22,604	8,973	7,422	5,669	540	—	—

Total	$342,946	$66,713	$58,168	$45,646	$35,786	$35,722	$100,911

        The NYSE also has obligations related to the deferred compensation and other post-retirement benefits. The date of payment under these obligations cannot be determined.

  Off-Balance Sheet Arrangements

        In January 2006, the NYSE entered into a standby letter of credit of $265,000. The standby letter of credit is intended to be utilized by an insurance vendor as part of the vendor's collateral requirements. NYSE Group will fund any additional collateral requirements from operating cash flows and, as such, does not intend to use this standby letter of credit.

Critical Accounting Policies and Estimates

        The following provides information about NYSE Group's critical accounting estimates. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions.

  Revenue Recognition

        Listing fees include original fees, which are paid whenever a company initially lists on the NYSE or NYSE Arca, Inc. and whenever it effects a corporate action that results in the listing of additional shares. Companies also pay annual fees to remain listed on the NYSE or NYSE Arca, Inc. Annual fees are recognized ratably over the course of the related period. Original fees are recognized on a straight-line basis over their estimated service period.

  Allowance for Doubtful Accounts

        The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in NYSE Group's accounts receivable portfolio and is assessed periodically by management. Increases in the allowance for doubtful accounts are charged against operating results and the allowance is decreased by the amount of write-offs, net of recoveries. The allowance is based on several factors, including a continuous assessment of the collectibility of each account. In circumstances where a specific customer's inability to meet its financial obligations is known, NYSE Group records a specific provision for bad debts against amounts due to reduce the receivable to the amount it reasonably believes will be collected. Accounts with outstanding balances in excess of 60 to 90 days are reviewed monthly to make changes to the allowance as appropriate.

  Income Taxes

        The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. NYSE Group reviews its deferred tax assets for recovery; when it believes that it is more likely than not that a portion of its deferred tax assets will not be realized, a valuation allowance is established. Significant judgment is required in assessing the future tax consequences of events that have been recognized in its financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have a material impact on its financial position or results of operations.

  Pension and Other Post-Retirement Employee Benefits (OPEB)

        Pension and OPEB costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates, and other factors. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While NYSE Group management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect NYSE Group's pension and other post-retirement obligations and future expense.

  Software Development

        NYSE Group accounts for software development costs under AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and other related guidance. NYSE Group expenses software development costs as incurred during the preliminary project stage, while it capitalizes costs incurred during the application development stage, which included design, coding, installation and testing activities. Amortization of capitalized software development costs is computed on a straight-line basis over the software's estimated useful life, generally three years.

New Accounting Pronouncements

        In July 2006, the Financial Accounting Standard Board (FASB) issued FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Standards (SFAS) No. 109, Accounting for Income Taxes. FIN 48 addresses how a reporting company accounts for all tax positions including the uncertain tax positions reflected or expects to be reflected in the company's past or future tax returns. The interpretation also requires the company to recognize interest and penalties associated with the uncertain tax positions. This interpretation is effective for fiscal years beginning after December 15, 2006. NYSE Group is currently evaluating the potential impact that the implementation of FIN 48 will have on NYSE Group's financial condition, results of operations and cash flows.

        In September 2006, the FASB issued FAS 158, Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132R, FAS 158 requires the recognition on the statement of financial condition of the funded status of pension and other postretirement benefit plans. The pronouncement is effective for fiscal years ending after December 15, 2006. NYSE Group will adopt FAS 158 during the fourth quarter of 2006 and, based on NYSE Group's preliminary estimates, NYSE Group believes that the adoption will have a $30.0 to $50.0 million after-tax impact on NYSE Group's accumulated other comprehensive income. The actual impact of adopting FAS 158 will be dependent upon the then fair market value of plan assets and the projected benefit obligation, measured as of adoption date.

        In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current year Financial Statements ("SAB 108"), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The guidance is effective for fiscal years beginning after November 15, 2006 and it allows a one-time transitional cumulative effect adjustment to beginning-of-year retained earnings at the first fiscal year ending after November 15, 2006 for errors that were not previously deemed material, but are material under the guidance in SAB 108. NYSE Group does not expect the adoption of SAB 108 to have a material impact on its financial statements.

Controls and Procedures

        As of September 30, 2006, NYSE Group evaluated, under the supervision and with the participation of its management, including its chief executive officer and chief financial officer, the effectiveness of the design and operation of the disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, of NYSE Group and its subsidiaries. Based upon that evaluation, NYSE Group's chief executive officer and chief financial officer concluded that the design and operation of the disclosure controls and procedures were effective as of September 30, 2006. No significant changes were made in NYSE Group's internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting during the nine months ended September 30, 2006. In July 2006, NYSE Group substantially completed a company-wide implementation of a single general ledger system. As of August 1, 2006, all of NYSE Group's subsidiaries were using this system. NYSE Group has reviewed the internal controls affected by this implementation and believes that the internal controls surrounding the general ledger system, as modified, are appropriate and functioning effectively.

Recent Developments

        On February 2, 2007, NYSE Group issued a press release announcing its results for the three months and the year ended December 31, 2006. A summary of the information contained in the press release is set forth below. Fourth quarter 2006 results include the quarterly results from the operations of NYSE Arca (formerly known as the Archipelago Exchange, or ArcaEx®, and the Pacific Exchange). The merger between the NYSE and Archipelago closed on March 7, 2006. Fiscal 2005 results include only the operations of the NYSE, the predecessor of NYSE Group.

        Net income for the fourth quarter of 2006 was $45.5 million, or $0.29 per diluted share, for the three months ended December 31, 2006, a $65.8 million increase as compared to a $20.3 million loss, or $(0.18) per diluted share, for the three months ended December 31, 2005.

        For the year ended December 31, 2006, net income and diluted earnings per share were $205.0 million and $1.36, respectively. This compares to net income and diluted earnings per share of $40.7 million and $0.35 for the year ended December 31, 2005, respectively.

        In conjunction with delivering merger-related savings, NYSE Group total employee headcount was 2,578 as of December 31, 2006, a reduction of 718 positions as compared to total employee headcount of 3,296 a year ago and a reduction of 906 positions since March 2005 when the NYSE, Archipelago and SIAC had 3,484 employees on a combined pro forma basis.

        As of December 31, 2006, NYSE Group had $985.7 million of cash, cash equivalents, investment and other securities (including $250.4 million related to Section 31 fees collected from market participants and due to the SEC) and no debt obligation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS OF ARCHIPELAGO

Business Development

        Archipelago's business grew substantially since it began trading operations in January 1997 on the Archipelago ECN, the precursor to ArcaEx (which, together with the Pacific Exchange, is now known as NYSE Arca). Archipelago attributes the growth of its business to the change in its business model and its organic and external growth. These developments included:

  •
  Archipelago's Alliance with (and Subsequent Acquisition of) the Pacific Exchange.Beginning in March 2002, Archipelago began the migration of trading activities in exchange-listed securities to ArcaEx, which it extended to Nasdaq-listed securities on a phased basis in February 2003. During this transition period, Archipelago continued to operate the Archipelago ECN until Archipelago completed the migration of all Nasdaq-listed securities to ArcaEx in April 2003. This document refers to the Archipelago ECN and ArcaEx, collectively, as the Archipelago system. As the operator of the exclusive equities trading facility of PCX Equities, Archipelago became eligible to earn revenues from two additional sources, market data fees and listing fees, and Archipelago also reduced its clearing costs. On September 26, 2005, Archipelago completed its acquisition of PCX Holdings and its subsidiaries. As a result of its acquisition of PCX Holdings, Archipelago operates an exchange for trading equity options listed on exchanges, including the facilities, technology, systems and regulatory surveillance and compliance services required for the operation of a marketplace for trading options. The results of PCX Holdings for 2005 were as follows: for the nine months ended September 30, 2005, PCX Holdings had an operating loss of $2.5 million; for the three months ended December 31, 2005, PCX Holdings had operating income of $4.5 million. As a result of the completed acquisition of PCX Holdings on September 26, 2005, the results of PCX Holdings for the three month period ended December 31, 2005 were consolidated into Archipelago's financial statements.

  •
  Strategic Transactions. In 2002, Archipelago completed two strategic transactions: Archipelago's merger with REDIBook ECN LLC, and Archipelago's acquisition of GlobeNet Securities, Inc. REDIBook was a competing ECN that had a trading share similar to Archipelago's ECN at the time of the acquisition. The REDIBook acquisition allowed Archipelago to significantly increase Archipelago's trading volume in Nasdaq-listed securities. In the GlobeNet acquisition, Archipelago acquired intangible technology assets; including a matching engine technology platform that GlobeNet had used to develop an alternative trading system for bulletin board stocks. This acquisition increased Archipelago's technology resources, which led to the development of software applications for Archipelago's trading platform.

  •
  Growth in Trading Volumes and Increased Internal Match Rate. Through internal growth and the REDIBook merger, Archipelago was able to increase its share volumes in U.S. equity securities traded on the Archipelago system. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Archipelago—Key Statistical Information." Archipelago's transaction fees accounted for 93.5% of its total revenues in 2003, 89.5% of its total revenues in 2004 and 86.1% of its total revenues in 2005.

        As discussed above, in recent years, Archipelago has experienced significant growth in its trading volumes, which exceeded its growth in revenues. This trend resulted from declining revenue per transaction, which NYSE Group believes has been driven by increased price competition and the resulting shift in the market fee structure. In addition to growth in trading volumes, Archipelago witnessed an increasing percentage of share volume (as well as of shares handled on ArcaEx) executed within its internal liquidity pool or "matched internally." It is believed that this trend has been driven by: (i) industry consolidation, its acquisitions and a more competitive market environment; (ii) the migration of its trading operations to a more reliable trading platform in connection with the launch of ArcaEx, which NYSE

Group believes has attracted more customers to its system and (iii) its sales and marketing efforts and its customers' pursuit of greater cost efficiencies, which led them to rely on Archipelago's technology and embed it in their infrastructure, enabling them to do business with Archipelago more easily.

Business Environment

        Like the NYSE, Archipelago operated in a business environment characterized in recent years by challenging business and economic conditions, intense competition among market participants and an increased focus on electronic trading due to technological advancements and regulatory changes. Archipelago's business was impacted by the following key factors:

  •
  trading volumes in U.S. equity securities and options, which are driven by overall macroeconomic conditions;

  •
  competition (in terms of trading share, pricing and product and service offerings);

  •
  technological advancements; and

  •
  regulatory developments.

        The interplay of these factors affected Archipelago's revenues and profitability. For a discussion of these factors and their impact on Archipelago's historical results, see "Management's Discussion and Analysis of Financial Condition and Results of Operations of NYSE Group—Sources of Revenues," "Management's Discussion and Analysis of Financial Condition and Results of Operations of NYSE Group—Components of Expenses" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of NYSE Group—Results of Operations." See also "Risk Factors—Risks Relating to NYSE Euronext's Business—Market fluctuations and other risks beyond NYSE Euronext's control could significantly reduce demand for its services and harm its business."

Archipelago Reorganization

        On August 11, 2004, Archipelago converted from a Delaware limited liability company (Archipelago Holdings, L.L.C.) to a Delaware corporation (Archipelago Holdings, Inc.). Archipelago's conversion to the corporate form of organization did not have any material effect on its consolidated financial statements. When the term "Archipelago" is used in the following discussion, it means, prior to the conversion, Archipelago Holdings, L.L.C., a Delaware limited liability company, and its consolidated subsidiaries and, after the conversion, Archipelago Holdings, Inc., a Delaware corporation, and its consolidated subsidiaries.

Income Taxes

        As a limited liability company, Archipelago was treated as a partnership for federal, state and local income tax purposes. As a result, all items of income, expense, gain and loss of Archipelago were generally reportable on the tax returns of members of Archipelago Holdings, L.L.C. Accordingly, Archipelago made no provisions for income taxes at the company level.

        Following Archipelago's conversion to a corporation, its earnings were subject to federal, state and local income taxes at a combined rate of approximately 42.5% and 41.5% for the years ended December 31, 2005 and 2004, respectively. For the year ended December 31, 2004, Archipelago's effective tax rate was 9.2% primarily because the taxable income Archipelago generated from January 1, 2004 through August 11, 2004—the date Archipelago converted to the corporate form of organization—was the responsibility of Archipelago Holdings, L.L.C.'s members. Archipelago does not have any deferred tax assets related to Archipelago Holdings, L.L.C.'s net operating loss carry forwards, as those losses were incurred when it was treated as a partnership for federal income tax purposes.

Segment Reporting

        For financial reporting purposes, Archipelago's business was divided into two reportable segments: Transaction Execution Services and Agency Brokerage Services. Archipelago's Transaction Execution Services business included trade execution on the Archipelago system as well as fees that Archipelago received for market data and from issuers with equity securities listed on the Pacific Exchange for trading on ArcaEx. Archipelago's trade execution customers were required to hold an ETP or be a broker-dealer introduced to ArcaEx by an ETP holder in order to trade on ArcaEx. An ETP holder must be a broker-dealer. Prior to March 3, 2006, Archipelago's Agency Brokerage Services were provided through Wave Securities, L.L.C., a broker-dealer, and consisted of order execution services, on an agency basis, for orders received exclusively from institutions involving primarily exchange-listed securities. Prior to March 3, 2006, Wave Securities was a wholly owned subsidiary of Archipelago. On March 3, 2006, Archipelago sold Wave Securities to Merrill, Lynch, Pierce, Fenner and Smith Incorporated.

        Because Archipelago's Agency Brokerage Services were discontinued, the information required to be disclosed by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, is no longer required.

        Following the September 2005 acquisition of PCX Holdings, Archipelago's business was divided into two reportable segments: ArcaEx Equities and ArcaEx Options. The ArcaEx Equities business included the reportable segment formerly named Transaction Execution Services. The ArcaEx Options business consisted primarily of transaction execution services, market data services on a real-time or summary basis and a trading venue for issuers of options contracts. The customers of ArcaEx Options were required to hold an Option Trading Permit, or OTP.

Sources of Revenues

        In its transaction execution business, Archipelago derived revenues from three sources: transaction fees, market data fees and listing and other fees.

        Transaction Fees.    Archipelago's revenues in its transaction execution services segment were derived primarily from transaction fees, which Archipelago charged customers for trade execution of equity securities on the Archipelago system and equity options on the Pacific Exchange. Archipelago earned transaction fees for: (i) customer orders of equity securities matched internally on ArcaEx, as well as for customer orders routed out and (ii) customer orders of equity options traded or cleared through the Pacific Exchange.

        For equity securities, Archipelago charged a per share fee (denominated in tenths of a cent per share) to each customer that executed against a buy order or sell order posted internally on the Archipelago system. Archipelago referred to these customers when they purchase or sell securities as "liquidity takers," as they removed liquidity from the Archipelago system. A liquidity taker may be either a purchaser or a seller, and is distinguished from a "liquidity provider" generally by the type of buy order or sell order it posts on Archipelago's system. A liquidity provider will likely enter a non-marketable limit order on the Archipelago system (i.e., either a limit order to buy a security with a limit price below the best offer or a limit order to sell a security with a limit price above the best bid). Non-marketable limit orders were placed on the Archipelago limit order book and await execution. A liquidity taker, on the other hand, is likely to enter a marketable limit order (i.e., a limit order to buy a security with a limit price at or above the best offer or a limit order to sell a security with a limit price at or below the best bid for that security). Accordingly, liquidity providers generally "post" buy orders or sell orders that are subsequently executed against by the sell order or buy order, as the case may be, of a customer that is the liquidity taker. As discussed below, Archipelago paid liquidity providers a per share fee for posting buy orders and sell orders on Archipelago's system.

        Archipelago also charged a per share fee (denominated in tenths of a cent per share) to customers whose orders of equity securities were routed out to an external market center displaying the best buy order or sell order in the market for a particular security.

        The amount of transaction fees Archipelago earned for trading of equity securities in any period fluctuated based upon: (i) trading volumes of shares handled and (ii) the prices Archipelago charged for trade execution. As a result of increased price competition, in the past, Archipelago reduced the amount per share it charged customers for taking liquidity from the Archipelago system, as well as for routing orders to an external market center.

        Market Data Fees.    Following the launch of ArcaEx in March 2002, Archipelago began earning revenues from market data fees in connection with the sale of its market data pursuant to the Consolidated Tape Association Plan, or CTA Plan, in the case of exchange-listed securities, and the Nasdaq OTC/UTP Plan, in the case of Nasdaq-listed securities. As an ECN, Archipelago was ineligible to participate in these Plans directly. Under the Plans, the information collected from all participants was sold to data vendors that in turn sold the data to third-party consumers such as Thomson Financial Inc. and Bloomberg, L.P. Under the CTA Plan, Archipelago's market data fees were directly related to both the percentage of its trades in exchange-listed securities executed on ArcaEx that were reported through the CTA Plan and the size of the revenue sharing pool. Under the Nasdaq OTC/UTP Plan, Archipelago shared revenues with Nasdaq and exchanges that are members of the Nasdaq OTC/UTP Plan and that trade Nasdaq-listed securities. The market data fees Archipelago received under this plan were directly related to the total shares and trades that are executed on ArcaEx as a percentage of all shares and trades executed in Nasdaq-listed securities. Archipelago did not earn market data fees in connection with customer orders or shares handled that were routed out to an external market center for execution.

        In 2005, Archipelago rebated 50% of the market data fees it received under the CTA Plan to customers that traded exchange-listed securities (except with respect to NYSE-listed securities), including ETFs, on ArcaEx based on their aggregate exchange-listed trading activity. Archipelago introduced this revenue rebate plan in the fourth quarter of 2002, and set the rate at 50% in response to competitive market conditions. In the future NYSE Arca may, at its discretion, change the percentage of fees it rebates or eliminate the plan. For financial reporting purposes, Archipelago recorded its market data fees net of amounts rebated to customers under this revenue rebate arrangement. Archipelago rebated approximately 27.6% of the total market data fees it received in both 2005 and 2004. Archipelago initiated its revenue rebate plan to encourage customers to execute trades of exchange-listed securities on ArcaEx and to remain competitive with other market centers. The SEC does not permit market data fees generated under the Nasdaq OTC/UTP Plan to be rebated to participants in this manner.

        Listing Fees.    Under Archipelago's facility services agreement with the Pacific Exchange, Archipelago was entitled as the operator of ArcaEx to all listing fees from issuers that list their equity securities on the Pacific Exchange. After launching ArcaEx in March 2002, Archipelago began receiving listing fees from legacy issuers that had selected the Pacific Exchange as a listing venue and maintained their listing following the creation of ArcaEx, as well as from new listings on the Pacific Exchange. Since the launch of ArcaEx in March 2002, there have been only 6 new listings of equity securities on the Pacific Exchange. Listing fees represented less than 1.0% of Archipelago's total revenues in 2005.

        Activity Assessment Fees.    In 2005, the Pacific Exchange paid fees to the SEC pursuant to Section 31 of the Exchange Act. Prior to the completion of Archipelago's purchase of PCX Holdings, the entity that owns the Pacific Exchange, on September 26, 2005, Archipelago, as the operator of ArcaEx, paid an amount equivalent to such Section 31 fees to the Pacific Exchange, which in turn paid Section 31 fees to the SEC. These fees were designed to recover costs incurred by the government for the supervision and regulation of securities markets and securities professionals. Archipelago, in turn, collected activity assessment fees from ETP and OTP holders trading on ArcaEx and the Pacific Exchange, respectively, and paid Section 31 fees to the SEC based on fee schedules determined by the SEC. Fees received were included in cash and cash equivalents at the time of receipt, and, as required by law, the amount due to the SEC is recorded as an accrued liability and remitted semiannually. Following the September 2005 acquisition of PCX Holdings, activity assessment fee revenue and Section 31 fee expense were presented gross on Archipelago's consolidated statement of operations. Activity assessment fee revenue and Section 31 fee expense had no impact on Archipelago's consolidated statement of operations.

Quarterly Fluctuations

        In the securities industry, quarterly revenue fluctuations are common and are due primarily to variations in trading volumes, competition and technological and regulatory changes. Typically, revenues are lowest in the third quarter, primarily in August, due to reduced trading activity during the summer months.

Related Party Revenues

        Some of Archipelago's customers were also its investors. Revenues generated from Archipelago's investors represented 38.0%, 43.3% and 42.8% of its total revenues, respectively, in 2005, 2004 and 2003. Archipelago generated 9.6%, 10.2% and 14.2% of its total revenues, respectively, in 2005, 2004 and 2003 from The Goldman Sachs Group, Inc. and its subsidiaries. For more information regarding Archipelago's transactions with its investors as its customers, see Archipelago's Consolidated Financial Statement and Note 13 thereto included elsewhere in this prospectus.

Components of Expenses

        Archipelago's business was dependent on the liquidity of the Archipelago system (i.e., the number and range of buy orders and sell orders posted on its system and available to its customers). As a result, Archipelago's most significant cost of generating revenues was the cost of liquidity, which Archipelago paid for in one of two ways. First, to enhance the liquidity of its system, Archipelago paid a small fee per share (denominated in tenths of a cent per share) to participants, referred to as "liquidity providers," that posted buy orders and sell orders on the Archipelago system, when the quote was executed against, or "hit," by liquidity takers purchasing or selling securities internally on Archipelago's system. Archipelago began incurring the cost of liquidity payments in April 2002. Archipelago did not pay these fees for orders posted in NYSE-listed securities. Second, as part of its best execution business model, Archipelago incurred routing charges when the Archipelago system did not have the best buy or sell order in the market for a security that a customer was trying to buy or sell on Archipelago's system. In that case, Archipelago routed the customer's order to the external market center that displayed the best buy order or sell order. The external market center charged Archipelago a fee per share (denominated in tenths of a cent per share) for routing to its system.

        As a general matter, the pricing model for transaction execution services has changed over time in response to increasing competition. As the amount of liquidity is determined by the number and ranges of buy or sell orders posted to a particular trading platform, the concept of paying liquidity providers developed to encourage these customers to place their orders on the trading system that paid them a per share fee to post their order. As discussed above, Archipelago began paying fees to liquidity providers in April 2002. Making liquidity payments and incurring routing charges are part of the costs Archipelago incurs to generate revenues through increased liquidity on the Archipelago system. Archipelago sought to reduce these costs by increased trade execution on the Archipelago system. Archipelago's cost of liquidity generally fluctuated based on (i) trading volumes and (ii) the per share fee Archipelago paid liquidity providers for trades executed internally on ArcaEx or the per share routing charge Archipelago paid to external market centers for outbound trades. Under Regulation NMS, liquidity payments and routing charges could be functionally eliminated due to the cap that would be imposed on access fees, which could impact the liquidity of NYSE Arca's platform.

        In addition to liquidity payments and routing charges, Archipelago also incurred clearance, brokerage and related transaction expenses, which included transaction expenses paid to clearing entities for clearing and settlement, service fees paid per trade to exchanges for trade execution, costs incurred due to erroneous trade execution and charges Archipelago recorded from time to time for doubtful accounts, or bad debt, once Archipelago determined a receivable was not likely to be collected. Prior to the completion of the PCX Holdings acquisition, the contractual right to operate ArcaEx as the exclusive equities trading facility of the Pacific Exchange and PCX Equities (and following the completion of the PCX Holdings acquisition, Archipelago's ownership of the Pacific Exchange and PCX Equities), allowed Archipelago not to incur clearing charges for trades executed on ArcaEx by two independent market participants. As a result, Archipelago's cost per trade was lower for trades executed internally on ArcaEx. If Archipelago routed a trade to an external market center, it bears clearing and settlement costs.

        In addition, Archipelago incurred the following expenses:

  •
  NYSE merger costs and related executive compensation;

  •
  employee compensation and benefits expenses, which included salaries, incentive compensation (including stock-based compensation) and related employee benefits and taxes;

  •
  depreciation and amortization expenses, which resulted primarily from the depreciation of the fixed assets Archipelago purchases, including computer software and hardware used in the development of Archipelago's trading systems;

  •
  communications expenses, which consisted primarily of costs for Archipelago's network connection with its customers and its data centers, as well as connectivity to various other market centers;

  •
  marketing and promotion expenses, which consisted primarily of media, print and other advertising expenses as well as customer marketing expenses;

  •
  legal and professional expenses, which consisted primarily of legal and accounting expenses;

  •
  occupancy expenses, which consisted primarily of rental expenses; and

  •
  general and administrative expenses, which included insurance, travel and entertainment expenses and other administrative expenses and general office costs.

        As a public company, Archipelago was subject to the provisions of the Sarbanes-Oxley Act of 2002, which required it to incur significant expenditures to establish systems, and to hire and train personnel to comply with these requirements.

        In addition, starting in the first quarter of 2006, Archipelago is required to recognize in its financial statements the compensation costs associated with share-based payment transactions, including stock options. For the year ending December 31, 2006, management anticipates that Archipelago will recognize a pre-tax expense of approximately $2.0 million in connection with share-based payment transactions.

Key Statistical Information

        Archipelago's revenues and certain of Archipelago's expenses were directly impacted by trading volumes of U.S. equity securities on the Archipelago system. Archipelago's profitability depended to a significant extent on its ability to attract and retain trading volumes, both in absolute terms and relative to other market centers. Archipelago derived revenues on both a per-share basis and a per-transaction basis, depending upon the source of revenue. The transaction fees Archipelago received for trade execution, and the payments Archipelago made to liquidity providers, were determined on a per share basis. Market data fees for exchange-listed securities were determined on a per transaction basis, and market data fees for Nasdaq-listed securities were determined based on a combination of share volume and transaction volume.

        The following table presents unaudited key transaction volume information, as well as selected operating information, for the periods presented. A description of how Archipelago calculates its trading share, its trading volumes and other operating measures is set forth below.

	Year ended December 31,
	2005	2004	2003
Trading days	252	252	252
Total U.S. market volume (millions of shares)(1)	1,047,720	990,511	926,500
Archipelago's total U.S. market volume (millions of shares)(1)	144,318	140,306	116,800
Archipelago's share of total U.S. market volume(1)(2)	13.8%	14.2%	12.6%
% of handled shares matched internally(3)	11.1%	10.9%	8.6%
% of handled shares routed out(3)	2.7%	3.3%	4.0%
Total volume of Nasdaq-listed securities (millions of shares)	453,363	455,550	424,607
Archipelago's total volume of Nasdaq-listed securities (millions of shares)	104,271	115,008	104,312
Archipelago's share of total volume of Nasdaq-listed securities(2)	23.0%	25.2%	24.6%
% of handled shares matched internally(3)	18.4%	19.2%	16.8%
% of handled shares routed out(3)	4.6%	6.0%	7.8%
Total volume of NYSE-listed securities (millions of shares)	523,615	460,455	439,608
Archipelago's volume in NYSE-listed securities (millions of shares)	18,855	8,375	4,904
Archipelago's share of total volume of NYSE-listed securities(2)	3.6%	1.8%	1.1%
% of handled shares matched internally(3)	2.8%	1.2%	0.5%
% of handled shares routed out(3)	0.8%	0.6%	0.6%
Total volume of AMEX-listed securities (millions of shares)	70,742	74,506	62,285
Archipelago's volume in AMEX-listed securities (millions of shares)	21,192	16,924	7,585
Archipelago's share of total volume of AMEX-listed securities(2)	30.0%	22.7%	12.2%
% of handled shares matched internally(3)	25.8%	19.4%	9.4%
% of handled shares routed out(3)	4.2%	3.3%	2.8%
Archipelago's ETF volume (millions of shares)	25,152	15,637	6,349
Archipelago's U.S. equity transaction volume (thousands of transactions)	486,638	416,629	295,107
Archipelago's average U.S. equity transaction size (shares per transaction)	297	337	396
Archipelago's average U.S. equity transactions per day (thousands of transactions)	1,931	1,653	1,176
Archipelago's average transaction-related revenue (per share)(4)	$0.0029	$0.0031	$0.0033
Archipelago's average transaction-related cost of revenue (per share)(5)	$0.0019	$0.0021	$0.0023
Archipelago's average transaction-related marginal contribution (per share)(6)	$0.0010	$0.0010	$0.0010
% of customer order volume matched internally(7)	88.8%	86.6%	80.6%
% of customer order volume routed out(7)	11.2%	13.4%	19.4%

(1)
U.S. market volume is calculated based on the trading of shares of equity securities listed on the NYSE, Nasdaq, AMEX, and other regional exchanges, including exchange-traded funds, as reported in the consolidated tape. The "consolidated tape" is the system that continuously provides the last sale price and volume of securities transactions in listed securities to the public.

(2)
Archipelago's trading share is calculated based on the number of shares handled on the Archipelago system as a percentage of total volume.

(3)
Represents Archipelago's share of the total volume of such securities handled on ArcaEx that was either matched internally on ArcaEx or routed out to an external market center.

(4)
The per share amount is calculated based on Archipelago's total revenues derived from equity transaction fees of $425.0 million, $434.5 million and $380.6 million for the years ended December 31, 2005, 2004 and 2003, respectively.

(5)
The per share amount is calculated based on Archipelago's cost of revenues derived from transaction fees, which consist of routing charges and liquidity payments of $273.6 million, $292.2 million and $268.1 million for the years ended December 31, 2005, 2004 and 2003, respectively. The cost of revenue from transaction fees used in the per share computation does not include clearance, brokerage, other transaction expenses and certain other indirect expenses.

(6)
The per share amount is calculated based on Archipelago's net revenues received from transaction fees, and Archipelago's total U.S. market volume for the relevant period.

(7)
The percentage of customer order volume matched internally is calculated by dividing the volume of customer orders executed within Archipelago's internal liquidity pool (including the volume of both buy orders and sell orders) by the total volume of customer orders (again including the volume of both buy orders and sell orders when such orders are matched internally). The percentage of customer orders routed out is calculated by dividing the volume of customer orders routed to other market centers by the total volume of customer orders.

        For purposes of calculating its volume, Archipelago included all shares that are "handled" on the Archipelago system. Handled shares include both shares that were bought or sold within Archipelago's internal liquidity pool and shares that were routed to external markets for execution. Archipelago counted every transaction handled by the Archipelago system once; Archipelago did not count both sides of any transaction. For example, if a customer's 10,000 share buy order was matched with another customer's 10,000 share sell order in Archipelago's internal liquidity pool, Archipelago's handled volume would be 10,000 shares. As another example, if one of Archipelago's customers sent it an order to buy 10,000 shares and the best price for that order is displayed at another market center, Archipelago would have routed that order to the other market center for execution. The other market center would report a 10,000 share transaction in the consolidated tape, and Archipelago's handled volume would have been 10,000 shares. As a result, the 10,000 shares Archipelago reported as handled by it in this example were also handled by the external market center.

        In computing the percentage of customer order volume matched internally and the percentage of customer order volume routed out, Archipelago calculated the percentage based on the volume of individual customer orders, not the volume of matched trades (i.e., only counting one side of a matched transaction). For example, Archipelago calculated two customer orders matched internally on its system as two customer orders matched internally, and it included the volume of both the buy order and the sell order in computing its percentages of customer order volume matched internally and routed out. Archipelago calculated one customer order routed to an external market center (which was matched with an order at that other market center) as one outbound trade or one customer order. Archipelago calculated one customer order routed to it from an external market center and matched with an order on its system as one inbound trade or one customer order.

        Transactions in Nasdaq and exchange-listed securities are reported in the consolidated tape, a high-speed system that continuously provides last sale price and volume in listed securities. Archipelago's handled volume was higher than its volume reported to the centralized aggregators for inclusion in the consolidated tape for two reasons. First, Archipelago did not report trades routed to another market center to the centralized aggregators of this data. Instead, the destination market center reported these trades. For example, if a customer's 10,000 share buy order was routed to another market center for execution, Archipelago's handled volume would have been 10,000 shares, but it would not have reported the trade. Second, its handled volume included odd lot transactions, generally defined as trades of fewer than 100 shares, which, by rule, Archipelago did not report to the centralized aggregators for inclusion in the consolidated tape. For example, if one of Archipelago's customers bought 50 shares, its handled volume would have been 50 shares but it would not have reported this trade.

        For purposes of calculating its trading share, Archipelago used the volume of shares that were handled on the Archipelago system (as described above) as the numerator, and the aggregate volume of shares reported by all securities exchanges and associations in the consolidated tape as the denominator. Archipelago's trading share could have been expressed as:

Number of shares handled on the Archipelago system
Overall market volume as reported in the consolidated tape

        As an alternative method of calculating trading share, Archipelago could have included in the numerator of the above formula only transactions that it reported in the consolidated tape. This would have excluded shares routed to other market centers and odd-lot transactions from its trading share calculation.

        For purposes of calculating the percentage of handled shares matched internally or routed out, Archipelago counted all shares that were "handled" on the Archipelago system as described above.

Archipelago counted every transaction handled by the Archipelago system once; Archipelago did not count both sides of any transaction. Therefore, if five trades were executed on ArcaEx for 10,000 shares each, three of which are routed out, Archipelago would have handled 50,000 shares and its percentage of that share volume matched internally would have been 40% and routed out would have been 60%.

        Alternatively, for the purpose of calculating the percentage of customer order volume matched internally or routed out, Archipelago counted each customer order exactly once. If two customers' orders were matched within its internal liquidity pool, Archipelago counted the volume of both the buy order and the matched sell order. On the other hand, if a customer's order was routed to another market center and matched with an order posted at that other market center, Archipelago counted only the volume of the order routed out.

Results of Operations

        The following table sets forth Archipelago's consolidated statements of operations data for the periods presented as a percentage of revenues:

	Year ended December 31,
	2005	2004	2003
Revenues:
Transaction fees	78.5%	88.4%	92.8%
Activity assessment fees	8.9	—	—
Market data fees	11.5	11.5	7.1
Listing fees	1.1	0.1	0.1

Total revenues	100.0	100.0	100.0

Expenses:
Section 31 fees	8.9	—	—
Liquidity payments	38.3	41.4	37.6
Routing charges	12.3	18.1	27.7
Clearance, brokerage and other transaction expenses	1.1	2.8	11.0
NYSE merger costs and related executive compensation	8.5	—	—
Other employee compensation and benefits	9.5	7.8	8.8
Depreciation and amortization	4.0	4.7	6.3
Communications	3.6	3.3	4.5
Marketing and promotion	4.1	4.1	2.0
Legal and professional	2.3	2.3	2.0
Occupancy	1.2	0.9	1.0
General and administrative	3.0	2.3	2.4

Total expenses	96.8	87.7	103.3

Operating income (loss)	3.2	12.3	(3.3)
Interest and other, net	0.8	0.3	0.1

Income (loss) before income tax provision	4.0	12.6	(3.2)
Income tax provision	1.9	1.1	—

Income (loss) from continuing operations	2.1	11.5	(3.2)
Income from discontinued operations	0.8	2.3	3.6

Net income	2.9	13.8	0.4
Deemed dividend on convertible preferred shares	—	(2.0)	—

Net income attributable to common stockholders	2.9%	11.8%	0.4%

Year Ended December 31, 2005 Versus Year Ended December 31, 2004

        The following table sets forth Archipelago's consolidated statements of operations data for the periods presented:

	Year ended December 31,
			Amount Change	Percentage Change
	2005	2004
	(in millions)
Revenues:
Transaction fees	$425.0	$434.5	$(9.5)	(2.2)%
Activity assessment fees	48.0	—	48.0	100.0
Market data fees	62.0	56.4	5.6	9.9
Listing fees	6.4	0.4	6.0	1,500.0

Total revenues	541.4	491.3	50.1	10.2

Expenses:
Section 31 fees	48.0	—	(48.0)	(100.0)
Liquidity payments	206.9	203.5	(3.4)	(1.7)
Routing charges	66.7	88.7	22.0	24.8
Clearance, brokerage and other transaction expenses	5.9	13.7	7.8	56.9
NYSE merger costs and related executive compensation	46.1	—	(46.1)	(100.0)
Other employee compensation and benefits	51.6	38.4	(13.2)	(34.4)
Depreciation and amortization	21.6	22.9	1.3	5.7
Communications	19.5	16.3	(3.2)	(19.6)
Marketing and promotion	22.2	20.1	(2.1)	(10.4)
Legal and professional	12.6	11.1	(1.5)	(13.5)
Occupancy	6.7	4.2	(2.5)	(59.5)
General and administrative	16.2	11.3	(4.9)	(43.4)

Total expenses	524.0	430.2	93.8	21.8

Operating income	17.4	61.1	(43.7)	(71.5)
Interest and other, net	4.5	1.6	2.9	181.3

Income before income tax provision	21.9	62.7	(40.8)	(65.1)
Income tax provision	9.4	5.3	(4.1)	(77.4)

Income from continuing operations	12.5	57.4	(44.9)	(78.2)
Income from discontinued operations	3.8	11.5	(7.7)	(67.0)

Net income	16.3	68.9	(52.6)	(76.3)
Deemed dividend on convertible preferred shares	—	(9.6)	9.6	100.0

Net income attributable to common stockholders	$16.3	$59.3	$(43.0)	(72.5)%

  Highlights

        For the year ended December 31, 2005, Archipelago's income from continuing operations decreased to $12.5 million, a $44.9 million decline compared to $57.4 million for the year ended December 31, 2004. Archipelago's operations for the period primarily reflect the following principal factors:

  •
  Increased volume and lower trading share. While Archipelago's total volume traded increased 2.9% to 144.3 billion shares for the year ended December 31, 2005 from 140.3 billion shares for the year ended December 31, 2004, its trading share of the total U.S. equity trading volume (Nasdaq-, NYSE- and American Stock Exchange-listed securities) declined to 13.8% for 2005 from 14.2% for 2004.

  •
  More liquidity posted on ArcaEx. The percentage of customer orders matched internally increased to 88.8% in 2005 from 86.6% in 2004 and therefore reduced the percentage routed to other market centers, resulting in a change in the amount and mix of the following expenses:

  •
  liquidity payments increased to $206.9 million, or 41.9% of total revenues in 2005, from $203.5 million, or 41.4% of total revenues in 2004;

  •
  routing charges declined to $66.7 million, or 13.5% of total revenues in 2005, from $88.7 million, or 18.1% of total revenues in 2004; and

  •
  clearance, brokerage and other transaction expenses declined to $5.9 million, or 1.2% of total revenues in 2005, from $13.7 million, or 2.8% of total revenues in 2004.

  •
  Increased expenses. Despite the positive impact of the additional liquidity posted on ArcaEx, Archipelago's operating income declined $43.7 million, or 71.5%, to $17.4 million for the year ended December 31, 2005 from $61.1 million for the year ended December 31, 2004. This was primarily associated with $46.1 million of expenses incurred in 2005 in connection with Archipelago's merger with NYSE, including legal, banking and regulatory fees, and the acceleration of certain executive compensation associated with the merger. Archipelago did not incur such costs in 2004.

        Total U.S. share volume in equity securities (Nasdaq-, NYSE-, and American Stock Exchange-listed shares) increased by 5.8% to 1,047.7 billion shares for the year ended December 31, 2005 from 990.5 billion shares for the year ended December 31, 2004. Over the same period, Archipelago's total U.S. market volume increased 2.9% from 140.3 billion shares to 144.3 billion shares. For the year ended December 31, 2005, Archipelago handled 23.0%, 3.6% and 30.0% of the consolidated trading volume in Nasdaq-, NYSE-, and American Stock Exchange-listed equities, respectively. This compares to 25.2%, 1.8% and 22.7% for the year ended December 31, 2004.

  Revenues

        Archipelago's total revenues (excluding activity assessment fees) increased by $2.1 million, or 0.4%, from $491.3 million for the year ended December 31, 2004 to $493.4 million for the year ended December 31, 2005.

        Transaction fees declined to $425.0 million for the year ended December 31, 2005 from $434.5 million for the year ended December 31, 2004, a decrease of $9.5 million, or 2.2%. Transaction fees in 2004 were made up entirely of revenues generated by Archipelago's ArcaEx Equities segment. For the year ended December 31, 2005, transaction fees were derived from both Archipelago's ArcaEx Equities segment and its ArcaEx Options segment that Archipelago established in the fourth quarter of 2005 with Archipelago's acquisition of the Pacific Exchange. For the year ended December 31, 2005, transaction fees generated by ArcaEx Equities were $415.4 million and transaction fees derived from ArcaEx Options were $9.6 million.

        Despite the fact that the total share volume handled on ArcaEx increased during the period, transaction fees generated by ArcaEx Equities decreased $19.1 million, or 4.4%, $434.5 million for the year ended December 31, 2004 to $415.4 million for the year ended December 31, 2005. This primarily resulted from changes in Archipelago's internal match rate and changes in the relative amounts of NYSE-listed, American Stock Exchange-listed and Nasdaq-listed securities Archipelago handled on ArcaEx.

        The percentage of customer orders matched internally increased to 88.8% for the year ended December 31, 2005 compared to an internal match rate of 86.6% for the year ended December 31, 2004. Archipelago's transaction fee pricing is structured such that routed shares generate greater gross revenue per share than those matched internally. As the number of shares routed out to other market centers declines relative to the overall share volume, Archipelago's transaction revenue growth trails volume growth. Archipelago's transaction fee pricing is also structured such that trades handled by ArcaEx in

NYSE-listed securities are charged lower fees than trades consisting of Nasdaq-listed and American Stock Exchange-listed securities. Archipelago's trade mix has changed to include more shares of NYSE- listed securities relative to Archipelago's overall share volume handled. For the year ended December 31, 2005, NYSE-listed securities comprised 13.1% of Archipelago's total share volume handled compared to 6.0% for the year ended December 31, 2004.

        Market data fees increased from $56.4 million for the year ended December 31, 2004 to $62.0 million for the year ended December 31, 2005, an increase of $5.6 million, or 9.9%. Market data fees derived from trading Nasdaq-listed securities were unchanged at $32.4 million. Market data fees derived from trading American Stock Exchange-listed securities increased to $24.1 million in 2005 from $21.8 million in 2004. Market data fees derived from trading NYSE-listed securities increased to $4.8 million in 2005 from $2.2 million in 2004. For the year ended December 31, 2005, market data fees generated by ArcaEx Options, which Archipelago acquired in September 2005, were $0.7 million.

        Revenues from listing and other fees increased to $6.4 million for the year ended December 31, 2005 from $0.4 million for the year ended December 31, 2004. For the year ended December 31, 2005, ArcaEx Options contributed $5.9 million to other revenues, including OTP fees, exchange floor-based charges and regulatory fees.

  Expenses

        Expenses (excluding Section 31 fees) increased $45.8 million, or 10.6%, to $476.0 million for the year ended December 31, 2005 from $430.2 million for the year ended December 31, 2004.

        As Archipelago's internal match rate increases, Archipelago's liquidity payments increase, while routing charges and clearance, brokerage and other transaction expenses decline. The percentage of customer order volume matched internally on ArcaEx increased to 88.8% (with 11.2% routed to other market centers for execution) for the year ended December 31, 2005 from 86.6% (with 13.4% routed to other market centers for execution) for the year ended December 31, 2004.

        Liquidity payments increased to $206.9 million for the year ended December 31, 2005 from $203.5 million for the year ended December 31, 2004, an increase of $3.4 million, or 1.7%. The increase in liquidity payments associated with Archipelago's increased volume and its higher internal match rate was mitigated by a greater contribution of NYSE-listed shares to its total trading volume. Based on its current pricing structure, Archipelago generally does not make liquidity payments for trades in NYSE-listed securities.

        Routing charges declined $22.0 million, or 24.8%, to $66.7 million for the year ended December 31, 2005 from $88.7 million for the year ended December 31, 2004. This decline is primarily attributable to Archipelago's increased internal match rate and the resulting reduction in routed volume as well as lower routing costs per share as a result of certain cost management initiatives and changes in trade behavior and product mix. Although Archipelago experienced an increase of 2.9% in its total share volume handled, shares routed out to other market centers declined by 13.5% to 28.4 billion shares for the year ended December 31, 2005 compared to 32.8 billion shares for the year ended December 31, 2004.

        Clearance, brokerage and other transaction expenses declined from $13.7 million for the year ended December 31, 2004 to $5.9 million for the year ended December 31, 2005, a $7.8 million, or 56.9%, decrease. Clearance, brokerage and other transaction expenses declined primarily due to the decrease in the number of trades subject to clearing costs due to the lower percentage of orders routed out to other market centers and the reduction of Archipelago's clearing costs following the self-clearing of Archipelago's routing broker and introducing broker businesses. Effective January 2005, Archipelago Securities, LLC began to self-clear trades it routed to other market centers for execution. In addition, effective in July 2004, Archipelago Securities, Inc. began to self-clear trades effected by non-ETP broker-dealer customers accessing ArcaEx through Archipelago's subsidiary, ATS.

        The increase in other expenses was primarily due to the following:

  •
  For the year ended December 31, 2005, Archipelago incurred $46.1 million in NYSE merger costs and related executive compensation, including:

  •
  $28.8 million of compensation expense which was incurred as a result of the acceleration of $20.7 million cash severance payments and vesting of approximately 400,000 restricted stock units to Archipelago's executive officers. These payments and vestings would have occurred in 2006 following the termination of employment agreements or change in control severance agreements after the completion of Archipelago's merger with the NYSE or, in the case of one executive, upon the sale of Wave Securities. However, in 2005, Archipelago terminated the existing agreements and entered into new agreements with its executive officers to accelerate the cash severance payment and vesting of restricted stock units in furtherance of the following objectives: (i) retain its executive officers (other than the Wave Securities executive officers) as officers of the combined company following the merger with NYSE; (ii) comply with Section 409A of the Internal Revenue Code (which governs the taxation of arrangements that provide for the deferral of compensation) and (iii) achieve certain significant tax-related cost savings for the combined company;

  •
  $14.3 million of legal, banking, regulatory and other fees incurred directly in connection with the NYSE merger; and

  •
  $3.0 million of legal fees incurred in litigation regarding the merger with NYSE brought by certain NYSE members.

        Archipelago did not incur these costs in 2004.

  •
  Other employee compensation and benefits increased by $13.2 million, or 34.4%, to $51.6 million from $38.4 million. The increase was the result of increased staffing and the employee stock-based compensation expense recognized in relation to restricted stock units granted in the 2005. In 2004, long-term incentive compensation consisted of stock options granted at the then estimated fair value of Archipelago's stock for which no compensation expense was recognized due to the absence of intrinsic value. In addition, Archipelago incurred $5.5 million in additional compensation and benefits associated with the employees of ArcaEx Options. Archipelago acquired the operations of ArcaEx Options in September 2005.

  •
  Depreciation and amortization declined $1.3 million, or 5.7%, to $21.6 million from $22.9 million. The decrease is primarily associated with the accelerated depreciation that Archipelago recognized in the first quarter of 2004 in relation to the retirement of its original trading platform in March 2004, which was partially offset by additional depreciation that it recognized in connection with capital expenditures it made throughout the year ended December 31, 2005.

  •
  Marketing and promotion increased from $20.1 million to $22.2 million, a $2.1 million, or 10.4%, increase. In 2005, Archipelago accentuated Archipelago's brand recognition advertising efforts.

  •
  Legal and professional fees increased from $11.1 million for the year ended December 31, 2004 to $12.6 million for the year ended December 31, 2005, a $1.5 million, or 13.5%, increase, including $0.7 million in additional legal and professional expenses incurred by ArcaEx Options, which Archipelago acquired in September 2005.

  •
  Over the same period, communications and occupancy costs increased by $3.2 million and $2.5 million, respectively. This was mainly due to incremental expenses incurred in connection with Archipelago's operation of a data center in New Jersey (which Archipelago started building in the fourth quarter of 2004) and the operations of ArcaEx Options, which Archipelago acquired in September 2005.

  •
  General and administrative expenses increased $4.9 million, or 43.4%, to $16.2 million from $11.3 million. Insurance premiums and computer maintenance costs increased $1.7 million and $1.9 million, respectively, for the year ended December 31, 2005 compared to the year ended December 31, 2004. In addition, for the year ended December 31, 2005, the newly acquired operations of ArcaEx Options added general and administrative expenses in the amount of $2.2 million.

  Interest and Other

        Interest and other income and expenses increased $2.9 million to $4.5 million for the year ended December 31, 2005. The increase was primarily driven by higher interest rates earned on Archipelago's invested cash balances.

  Income Tax Provision

        For the year ended December 31, 2005, Archipelago provided for income taxes at a 42.8% blended tax rate. In the 2004 period, for the income earned from the date of Archipelago's conversion to a Delaware corporation through December 31, 2004, Archipelago provided for income taxes at a 41.5% blended tax rate. Prior to that date, Archipelago was treated as a partnership for federal, state and local income tax purposes. As a result, all items of income, expense, gain and loss were generally reportable on the tax returns of Archipelago's members.

  Income from Continuing Operations

        As a result of the foregoing, Archipelago reported income from continuing operations of $12.5 million for the year ended December 31, 2005; a decrease of $44.9 million compared to $57.4 million income from continuing operations for the year ended December 31, 2004.

Year Ended December 31, 2004 Versus Year Ended December 31, 2003

        The following table sets forth Archipelago's consolidated statements of operations data for the periods presented:

	Year ended December 31,
			Amount Change	Percentage Change
	2004	2003
		(in millions)
Revenues:
Transaction fees	$434.5	$380.6	$53.9	14.2%
Market data fees	56.4	29.0	27.4	94.5
Listing fees	0.4	0.5	(0.1)	(20.0)

Total revenues	491.3	410.1	81.2	19.8

Expenses:
Liquidity payments	203.5	154.2	(49.3)	(32.0)
Routing charges	88.7	113.8	25.1	22.1
Clearance, brokerage and other transaction expenses	13.7	45.0	31.3	69.6
Employee compensation and benefits	38.4	36.1	(2.3)	(6.4)
Depreciation and amortization	22.9	25.9	3.0	11.6
Communications	16.3	18.3	2.0	10.9
Marketing and promotion	20.1	8.1	(12.0)	(148.1)
Legal and professional	11.1	8.3	(2.8)	(33.7)
Occupancy	4.2	4.0	(0.2)	(5.0)
General and administrative	11.3	9.9	(1.4)	(14.1)

Total expenses	430.2	423.6	6.6	1.5

Operating income (loss)	61.1	(13.5)	74.6	(552.6)
Interest and other, net	1.6	0.6	1.0	166.7

Income (loss) before income tax provision	62.7	(12.9)	75.6	(586.0)
Income tax provision	5.3	—	(5.3)	(100.0)

Income (loss) before continuing operations	57.4	(12.9)	70.3	(545.0)
Income from discontinued operations	11.5	14.7	(3.2)	(21.8)

Net income	68.9	1.8	67.1	3,727.8
Deemed dividend on convertible preferred shares	(9.6)	—	(9.6)	(100.0)

Net income attributable to common stockholders	$59.3	$1.8	$57.5	3,194.4%

  Highlights

        For the year ended December 31, 2004, Archipelago's income from continuing operations increased to $57.4 million, a $70.3 million improvement compared to the year ended December 31, 2003. Archipelago's improved results of operations for the period primarily reflect the following principal factors:

  •
  Increased volume and trading share. While total U.S. market volumes increased 6.9% to 990.5 billion shares traded, Archipelago's total volume traded increased 20.1%, to 140.3 billion shares traded. This increased its share of the trading volume of the total U.S. listed-equity market from 12.6% for 2003 to 14.2% for 2004.

  •
  More liquidity posted on ArcaEx. The percentage of customer orders matched internally increased from 80.6% in 2003 to 86.6% in 2004 and therefore reduced the percentage routed to other market centers, resulting in a change in the amount and mix of the following expenses:

  •
  liquidity payments increased to $203.5 million, or 41.4% of total revenues in 2004, from $154.2 million, or 37.6% of total revenues in 2003;

  •
  routing charges declined to $88.7 million, or 18.1% of total revenues in 2004, from $113.8 million, or 27.7% of total revenues in 2003; and

  •
  clearance, brokerage and other transaction expenses declined to $13.7 million, or 2.8% of total revenues in 2004, from $45.0 million, or 11.0% of total revenues in 2003.

  •
  Fully-operational ArcaEx. Archipelago realized the benefits of operating ArcaEx as a facility of PCX Equities rather than as an ECN effective April 11, 2003, including increased market data revenues and reduced clearing costs.

  •
  Continued reduction of clearing expenses. Archipelago reduced clearing costs per trade as a result of both the renegotiation of existing clearing agreements and Archipelago Securities, LLC beginning to self-clear transactions effected by broker-dealers accessing ArcaEx.

        Total U.S. market volumes in Nasdaq-, NYSE-, and American Stock Exchange-listed securities increased by 6.9% from 926.5 billion shares for the year ended December 31, 2003 to 990.5 billion shares for the year ended December 31, 2004. Over the same period, Archipelago's total U.S. market volume increased 20.1% from 116.8 billion shares to 140.3 billion shares. For the year ended December 31, 2004, Archipelago handled 25.3%, 1.8%, and 22.7% of the total trading volume in Nasdaq-, NYSE-, and American Stock Exchange-listed equities, respectively, compared to 24.6%, 1.1% and 12.2% for the year ended December 31, 2003.

  Revenues

        Archipelago's total revenues increased $81.2 million, or 19.8%, from $410.1 million for the year ended December 31, 2003 to $491.3 million for the year ended December 31, 2004. This growth in its total revenues was primarily driven by:

  •
  a $53.9 million, or 14.2%, increase in transaction fees, reflecting both industry-wide volume growth and Archipelago's expanded trading share, and

  •
  a $27.4 million, or 94.5%, increase in market data fees, reflecting Archipelago's transition to the ArcaEx platform in April 2003, increased trading volume, and an increase in customer orders matched internally, for which Archipelago receives market data revenues.

        Transaction fees increased from $380.6 million for the year ended December 31, 2003 to $434.5 million for the year ended December 31, 2004. The increase was driven by the 20.1% increase Archipelago experienced in transaction volumes and was partially offset by the increase in the percentage of customer shares matched internally.

        Market data fees increased from $29.0 million for the year ended December 31, 2003 to $56.4 million for the year ended December 31, 2004, an increase of $27.4 million, or 94.5%. Market data fees derived from trading Nasdaq-listed securities increased from $19.0 million in 2003 to $32.4 million in 2004. Market data fees derived from trading American Stock Exchange-listed securities increased from $9.3 million in 2003 to $21.8 million in 2004. Market data fees derived from trading NYSE-listed securities increased from $0.7 million in 2003 to $2.2 million in 2004. For the year ended December 31 2004, Archipelago benefited fully from the improved economics of operating ArcaEx as a facility of PCX Equities.

        Revenues from listing fees decreased from $0.5 million for the year ended December 31, 2003 to $0.4 million for the year ended December 31, 2004.

  Expenses

        Expenses increased $6.6 million, or 1.5%, to $430.2 million for the year ended December 31, 2004 from $423.6 million for the year ended December 31, 2003.

        As Archipelago's internal match rate increases, its liquidity payments increase and routing charges and clearance, brokerage and other transaction expenses decline. The percentage of customer order volume matched internally on ArcaEx increased from 80.6% (with 19.4% routed to other market centers for execution) for the year ended December 31, 2003 to 86.6% (with 13.4% routed to other market centers for execution) for the year ended December 31, 2004.

        Liquidity payments increased by $49.3 million, or 32.0%, from $154.2 million for the year ended December 31, 2003 to $203.5 million for the year ended December 31, 2004. Archipelago's increased liquidity payments primarily reflect an increase in the percentage of customer order volume matched internally on ArcaEx and the larger transaction volumes Archipelago achieved in 2004 compared to 2003.

        Routing charges declined $25.1 million, or 22.1%, from $113.8 million for the year ended December 31, 2003 to $88.7 million for the year ended December 31, 2004. This decline primarily reflects an increase in the percentage of customer order volume matched internally, partially offset by increased trading volume year-over-year.

        Clearance, brokerage and other transaction expenses declined $31.3 million, or 69.6%, from $45.0 million for the year ended December 31, 2003 to $13.7 million for the year ended December 31, 2004. This decline was the result of reduced clearing costs per trade that became effective in November 2003, the migration of trading from the Archipelago ECN to ArcaEx as a facility of PCX Equities in April 2003 (as a result of which Archipelago did not incur clearing charges for trades executed internally), and a decrease in the relative number of trades subject to clearing costs due to the lower percentage of orders routed out. In addition, effective in July 2004, Archipelago Securities, LLC began to self-clear trades effected by non-ETP broker-dealer customers accessing ArcaEx, which contributed to the reduction of Archipelago's clearing costs.

        Clearance, brokerage and other transaction expenses for the year ended December 31, 2003 included the following:

  •
  $4.5 million in costs related to fees charged by Spear, Leeds & Kellogg L.P., a subsidiary of The Goldman Sachs Group, Inc., under Archipelago's service bureau agreement with them for the development, operation, management and support services provided to the REDIBook ECN in connection with the integration of the REDIBook ECN into the Archipelago system. Archipelago did not incur these charges in 2004 due to the migration of trading of Nasdaq-listed securities from the Archipelago ECN to ArcaEx in April 2003.

  •
  $7.0 million of bad debt expense for accounts receivable balances that Archipelago deemed uncollectible. For the year ended December 31, 2004, Archipelago took back into income approximately $0.9 million as a result of improved collections, which provided for a $7.9 million decrease of clearing, brokerage and other transaction expenses year-over-year.

        The increase in other expenses was primarily due to the following:

  •
  Employee compensation and benefits increased $2.3 million, or 6.4%, to $38.4 million from $36.1 million primarily as a result of increased staffing.

  •
  Depreciation and amortization declined by $3.0 million, or 11.6%, to $22.9 million from $25.9 million. The decrease was primarily associated with the accelerated depreciation Archipelago recognized for the period from June 2003 to March 2004 in relation to the retirement of its original trading platform. This was partially offset by additional depreciation Archipelago recognized in connection with capital expenditures Archipelago made throughout the year ended December 31, 2004.

  •
  Marketing and promotion increased from $12.0 million to $20.1 million from $8.1 million primarily as a result of the brand recognition advertising campaign Archipelago launched in September 2004.

  •
  Legal and professional fees increased by $2.8 million, or 33.7%, to $11.1 million from $8.3 million in relation to additional expenses incurred as a public company, including increased board of directors and audit fees.

  •
  General and administrative expenses increased by $1.4 million, or 14.1%, to $11.3 million from $9.9 million also in relation to additional expenses incurred as a public company, including directors and officers' insurance premiums. This was partially offset by reduced computer lease expenses.

  Interest and Other

        Interest and other income and expenses increased by $1.0 million to $1.6 million for the year ended December 31, 2004, compared to $0.6 million for the year ended December 31, 2003. This was due to increased average cash and cash equivalent balances and higher interest rates earned on those balances.

  Income Tax Provision

        For the income earned from the date of Archipelago's conversion to a Delaware corporation through December 31, 2004, Archipelago provided for income taxes at a 41.5% blended tax rate. In 2003, Archipelago was treated as a partnership for federal, state and local income tax purposes. As a result, all items of income, expense, gain and loss were generally reportable on the tax returns of Archipelago's members.

  Income (Loss) from Continuing Operations

        As a result of the foregoing, Archipelago reported income from continuing operations of $57.4 million for the year ended December 31, 2004, which represents an increase of $70.3 million compared to the loss from continuing operations of $12.9 million for the year ended December 31, 2003.

  Deemed Dividend on Convertible Preferred Shares

        Upon the conversion of redeemable preferred shares into shares of common stock in connection with of Archipelago's initial public offering, Archipelago issued approximately 717,000 additional shares of common stock attributable to a beneficial conversion feature included in the previously issued redeemable preferred interest. The $9.6 million intrinsic value of such shares was deemed a dividend on convertible preferred shares, which was reported after net income to reach net income attributable to common stockholders.

  Net Income Attributable to Common Stockholders

        Archipelago reported net income attributable to common stockholders of $59.3 million for the year ended December 31, 2004; an increase of $57.5 million compared to net income of $1.8 million for the year ended December 31, 2003.

  Liquidity and Capital Resources

        Historically, Archipelago's primary sources of liquidity were cash provided by operations and proceeds generated from the sale of its common equity and preferred shares. On August 19, 2004, Archipelago completed the sale of 6,325,000 shares of common stock at $11.50 per share in its initial public offering, for which it received net proceeds of $67.6 million. Archipelago incurred approximately $6.8 million in expenses related to its initial public offering. Certain former members of Archipelago Holdings LLC sold another 6,325,000 million shares to the public, for which Archipelago received no proceeds.

        On September 26, 2005, Archipelago completed the acquisition of PCX Holdings and its subsidiaries for a total purchase price of approximately $94.0 million consisting of a $90.9 million cash payment to PCX Holdings stockholders and certain PCX Holdings employees, and direct costs of acquisition of $3.1 million. The $90.9 million cash payment represented the total dollar value of 1,645,415 shares of Archipelago common stock held by PCX Holdings at the time of the closing, or $66.3 million, plus $24.6 million.

        In connection with its merger with NYSE, at closing, Archipelago maintained a minimum $120.0 million net cash balance, as defined. For the year ended December 31, 2005, Archipelago incurred $46.1 million in NYSE merger costs and related executive compensation, including (i) $28.8 million of compensation expense ($21.3 million in cash and $7.5 million as a non-cash charge) incurred as a result of the acceleration of certain payments and vesting of restricted stock units to Archipelago's executive officers that would have occurred in 2006 following the termination of employment agreements or change in control severance agreements after the completion of Archipelago's merger with the NYSE or, in the case of one executive, upon the sale of Wave Securities, (ii) $14.3 million of legal, banking, regulatory and other fees incurred directly in connection with the NYSE merger, and (iii) $3.0 million of legal fees incurred in connection with litigation matters related to the merger of the NYSE and Archipelago brought by certain NYSE members.

        Archipelago's principal liquidity requirements have historically been for working capital, capital expenditures and general corporate purposes. Archipelago's capital expenditures have historically related primarily to developing its trading platforms, which included investments in software development and hardware, as well as building its data centers.

        As of December 31, 2005, Archipelago had $145.3 million of cash and cash equivalents (including cash from discontinued operations of $11.0 million). For the year ended December, 2005, Archipelago provided cash of $91.5 million from the operating activities of its continuing operations, consisting of income from continuing operations of $12.5 million and the $79.0 million net effect of non-cash items and changes in its working capital. Archipelago used $118.4 million in investing activities of its continuing operations to acquire PCX Holdings and its subsidiaries and to purchase fixed assets and develop software. In addition, Archipelago's continuing operations provided cash from financing activities of $16.0 million primarily in relation to a $24.0 million capital contribution from the discontinued operations of Wave Securities, which was partially offset by $7.8 million Archipelago spent repurchasing shares of its common stock.

        Archipelago's broker-dealer subsidiaries are subject to regulatory requirements intended to ensure their respective general financial soundness and liquidity, which require that they comply with certain minimum capital requirements. These regulations, which differ in the United States, the United Kingdom and Canada—the three countries in which Archipelago's broker-dealer subsidiaries do business—generally prohibit a broker-dealer subsidiary from repaying borrowings from Archipelago or its affiliates, paying cash dividends, making loans to Archipelago or its affiliates or otherwise entering into transactions that would result in a significant reduction in its regulatory net capital position without prior notification or approval of its principal regulator. Archipelago's capital structure was designed to provide each of its subsidiaries with capital and liquidity consistent with its business and regulatory requirements.

Summary Disclosures About Contractual Obligations and Off-Balance Sheet Arrangements

  Contractual Obligations

        As of December 31, 2005, Archipelago's contractual cash obligations and other commercial commitments consisted of the following:

	Payments due by Year
	Total	2006	2007	2008	2009	Thereafter
	(in thousands)
Lease obligations	$43,207	$9,352	$8,093	$7,016	$4,967	$13,779
Purchase obligations	5,100	4,800	300	—	—	—

Total	$48,307	$14,152	$8,393	$7,016	$4,967	$13,779

  Off-Balance Sheet Arrangements

        In November 2004, pursuant to a lease agreement, Archipelago applied for a $1.2 million irrevocable standby letter of credit, which has periodic reductions to the amount required to be maintained until expiration in July 2015. In connection with this letter of credit, Archipelago entered into a compensating balance agreement with its bank for one and one-half times the amount of the letter of credit. The beneficiary of this letter of credit is the landlord of certain office space leased by Archipelago in New York.

Critical Accounting Policies

        Archipelago management's discussion and analysis of Archipelago's financial condition and results of operations is based on its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements required Archipelago to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. Archipelago historically reviewed its estimates on an on-going basis. Archipelago based its estimates on historical experience and on various other assumptions that it believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While Archipelago's significant accounting policies are described in more detail in the notes to its financial statements, Archipelago believes the following accounting policies to be critical to the judgments and estimates used in the preparation of its financial statements.

  Revenue Recognition

        Archipelago recognized revenue in the form of transaction fees paid by customers for trade execution on the Archipelago system, whether the trade is executed internally or routed out to an external market center. Archipelago also simultaneously recognized an expense, in the form of either a liquidity payment or a routing charge, paid to the liquidity provider or the external market center, as the case may be. Archipelago recognized these fees and expenses on a gross basis in its consolidated financial statements in accordance with Emerging Issues Task Force ("EITF") Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent." Archipelago's application of EITF Issue No. 99-19 included an evaluation of a number of factors deemed relevant by management in making its determination with respect to gross versus net reporting of revenue.

        Archipelago also earned market data fees from the sale of market data, and in turn rebated a portion of those fees to Archipelago's customers. In accordance with EITF Issue No. 99-19, Archipelago recognized these fees as revenue net of the rebates provided to its customers in its consolidated financial statements. Archipelago estimated the market data fees it earned each quarter based on the number of transactions executed on the Archipelago system in that quarter that qualify for payment under the various market data plans.

        Archipelago's listing fees consisted of original listing fees, fees payable in connection with the listing of additional shares of equity securities and annual listing fees. Archipelago recognized annual listing fees ratably over the following twelve-month period. Archipelago recognized initial listing fees and additional share listing fees over five-year estimated service periods.

        Archipelago's other revenues primarily consisted of regulatory and registration fees including agent annual registration and new application and transfer fees from parties that have equities or options trading privileges on the Pacific Exchange. Regulatory and registration fees were billed and collected by the National Association of Securities Dealers. The registration fee was billed annually in advance and remitted to Archipelago before the start of the effective year. Archipelago recognized the annual registration fee ratably over the related twelve-month period. New registration and transfer application fees were remitted monthly to Archipelago and recognized in the year received.

        Archipelago paid fees to the SEC pursuant to Section 31 of the Exchange Act. These fees were designed to recover costs incurred by the government for the supervision and regulation of securities markets and securities professionals. Archipelago, in turn, collected activity assessment fees from ETP and OTP holders trading on ArcaEx and the Pacific Exchange, respectively, and paid Section 31 fees to the SEC based on fee schedules determined by the SEC. Fees received were included in cash and cash equivalents at the time of receipt, and, as required by law, the amount due to the SEC was recorded as an accrued liability and remitted semiannually.

        Following the September 26, 2005 acquisition of PCX Holdings, Archipelago recorded activity assessment fee revenue and Section 31 fees expense gross on its consolidated statement of operations as Archipelago bore the credit risk associated with the collection of these fees, while maintaining similar treatment within the consolidated statement of financial condition.

  Goodwill and Indefinite-Lived Intangible Assets

        As of December 31, 2005, Archipelago had approximately $240.6 million in goodwill and intangible assets. Under SFAS No. 142, "Goodwill and Other Intangible Assets," management was required to perform a detailed review at least annually of the carrying value of Archipelago's intangible assets, which included goodwill and Archipelago's national securities exchange registration. In this process, management was required to make estimates and assumptions in order to determine the fair value of Archipelago's assets and liabilities and projected future earnings using various valuation techniques, including a discounted cash flow model. Management used its best judgment and information available to it at the time to perform this review, as well as the services of an expert valuation specialist. Because management's assumptions and estimates were used in the valuation, actual results may differ. If management determines that the fair value of the intangible assets is less than their carrying value, an impairment loss would be recognized in an amount equal to the difference between the fair value and the carrying value.

Provision for Doubtful Accounts

        Archipelago evaluated the collectibility of accounts receivable based on the financial condition of its customers, the length of time a receivable was past due, its historical experience with the particular customer and the likelihood of projected payments. If Archipelago knew of a customer's inability to meet its financial obligations, it recorded a specific provision for doubtful accounts for estimated losses resulting from the inability of that customer to make payments. The amount of the provision was then charged against the amounts due to reduce the receivable to the amount Archipelago reasonably believes would be collected. Due to changing economic, business and market conditions, Archipelago reviewed the provision monthly and made changes to the provision as appropriate.

  Stock-Based Compensation

        Archipelago elected to follow APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock options. Under APB No. 25, Archipelago recorded compensation expense equal to the difference between the exercise price of the stock option and the fair market value of the underlying stock as of the measurement date. For disclosure purposes only, Archipelago also estimated the impact on its net income of applying the fair value method of measuring compensation cost on stock options with the fair value determined under the minimum value method as provided by SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure."

        In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R) (revised 2004), "Share-Based Payment," requiring that compensation cost associated with share-based payment transactions be recognized in financial statements. Statement No. 123(R) replaces the former SFAS No. 123 and supersedes APB No. 25. Archipelago adopted SFAS No. 123(R) on January 1, 2006 using the modified-prospective method. For the year ending December 31, 2006, management anticipates that Archipelago will recognize a pre-tax expense of approximately $2.0 million in connection with share-based payment transactions recorded under SFAS No. 123(R).

  Related-Party Transactions

        Archipelago has entered into significant transactions with its affiliates in the normal course of business. In the opinion of management, transactions and agreements with affiliates are made at prevailing market rates, terms and conditions, and do not involve more than the normal risk of collectibility or present other unfavorable features. For a discussion of transactions with Archipelago's affiliates, see Archipelago's Consolidated Financial Statements and Note 10 thereto included elsewhere in this prospectus.

  Software Development

        Archipelago accounts for software development costs under SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and other related guidance. Archipelago expenses software development costs incurred during the preliminary project stage, while it capitalizes costs incurred during the application development stage, which includes design, coding, installation and testing activities. Amortization of capitalized software development costs is computed on a straight-line basis over the software's estimated useful life, generally three years.

  Income Taxes

        The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Significant judgment is required in assessing the future tax consequences of events that have been recognized in Archipelago's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have a material impact on Archipelago's financial position or results of operations.

  Other Significant Accounting Policies

        Other significant accounting policies not involving the same level of measurement uncertainties as those described above are nevertheless important to an understanding of Archipelago's consolidated financial statements. Policies related to certain accounting policies require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. For a discussion of Archipelago's other significant accounting policies, see Archipelago's Consolidated Financial Statements and Note 2 thereto included elsewhere in this prospectus.

Controls and Procedures

  Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

        As of December 31, 2005, an evaluation was carried out under the supervision and with the participation of Archipelago's management, including Archipelago's chief executive officer and chief financial officer, of the effectiveness of the Archipelago's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based upon that evaluation, Archipelago's chief executive officer and chief financial officer concluded that, as of December 31, 2005, these disclosure controls and procedures were effective.

INFORMATION ABOUT EURONEXT

Overview

        Euronext is the first genuinely cross-border exchange organization. Created in 2000 through the merger of the Paris, Amsterdam and Brussels exchanges, after a series of acquisitions Euronext now provides services for regulated cash and derivatives markets in Belgium, France, the UK (derivatives only), the Netherlands and Portugal. It also has (jointly with Borsa Italiana) a major stake in Società per il Mercato del Titoli di Stato (or MTS), the leading electronic market for European wholesale fixed income securities, and sells software and IT trading solutions through its subsidiary GL TRADE, a leading provider of front to back-office trading, clearing and settlement solutions, and AEMS, an associate held 50/50 by Atos Origin S.A. and Euronext under the control of Atos Origin S.A.

        In 2005, Euronext was Europe's largest stock exchange organization in terms of the volume and value of transactions processed through the central order book, the second largest derivatives exchange in Europe in terms of the volume of transactions processed and the second largest derivatives exchange worldwide in terms of the value of transactions processed per day. Thirty-two of Europe's one hundred largest companies by market capitalization as at June 30, 2006 were listed on Euronext and Euronext was the leading European market for initial public offerings in 2005 by offer value. Euronext had 2,302 employees at the end of 2005 (including 1,133 GL TRADE employees and Euronext's share of MTS' employees).

        Since its creation, Euronext has fostered the consolidation of European financial markets by integrating local exchanges across Europe in order to provide users with a single market that is broad, highly liquid and cost-effective. After the initial three-way merger of the Paris, Amsterdam and Brussels exchanges, Euronext acquired the London-based derivatives market LIFFE (London International Financial Futures and Options Exchange), and merged with the Portuguese exchange, BVLP. Euronext integrated its constituent markets based on a horizontal market model designed to generate synergies by incorporating the individual strengths and assets of each local market. This business model covers technological integration, the reorganization of activities into cross-border, streamlined strategic business units (or SBUs), and the harmonization of market rules and the regulatory framework.

        Following successful completion in 2004 of a four-year migration, Euronext's cash and derivatives markets operate on single, harmonized IT platforms, NSC (nouveau système de cotation) for cash trading and LIFFE CONNECT® for derivatives. As a result, every market participant now has a single point of access to trading cash and derivatives instruments, respectively. This has also helped to enhance the visibility of listed companies, reduce average trading fees and facilitate the comparison of investments. IT services, including the management of its trading platforms, are provided to Euronext by AEMS, which is a leading global provider of technology services to the capital markets.

        The integration of Euronext's trading platforms has been fostered and accompanied by regulatory harmonization. A single rulebook governs trading on Euronext's cash and derivatives markets, respectively, containing a set of harmonized rules and a set of exchange-specific rules. Regulation of Euronext and its constituent markets is conducted in a coordinated fashion by the respective national regulatory authorities pursuant to memoranda of understanding relating to the cash and derivatives markets.

        Euronext operates as a fully integrated organization of multinational teams based on three cross-border, product-based strategic business units, which are assisted by cross-border central support departments that provide services to the entire group. Each of the strategic business units (Cash Trading and Listing, Derivatives Trading, and Information Services) operates under a single chain of command, and is responsible for activities and staff at all of Euronext's markets, irrespective of their actual geographic location. The central support departments are responsible for various functions (finance; human resources; legal affairs, regulation, compliance and European affairs; corporate information systems; corporate strategy, etc.) and coordinate matters between the strategic business units.

        Euronext's customers are comprised mainly of exchange organization members and financial institutions that have direct access to trading on Euronext's markets, companies whose securities are listed on Euronext's markets and that seek to raise capital, institutional and retail investors who trade on Euronext's markets, organizations that use Euronext's technologies and services and users of financial information. As of September 1, 2006, there were 240 members of Euronext's cash markets and 848 members of its derivatives markets.

        Clearing and settlement of trades on Euronext's markets is effected by LCH.Clearnet and Euroclear, respectively, except for Euronext Lisbon where settlement is currently effected by Euronext's wholly owned subsidiary, Interbolsa. LCH.Clearnet and Euroclear provide these services pursuant to contractual arrangements with Euronext, which also has a substantial minority shareholding in the former and a small shareholding in the latter. Euronext previously owned its clearing and settlement service providers but gradually divested them through the creation of LCH.Clearnet, which resulted from the merger of Euronext's former subsidiary Clearnet S.A. and the London Clearing House Limited, and the sale to Euroclear of its national central securities depositories (Sicovam, Necigef and CIK) other than Interbolsa.

Recent Developments

        In the first half of 2006, Euronext and the Luxembourg Stock Exchange signed a memorandum of understanding, subject to the approval of the regulatory authorities, with the aim of increasing cooperation between the two markets. The cooperation in question relates to exchanging technology regarding listing and trading and joint efforts to develop the corporate bond market.

        In September 2006, Euronext and the Shanghai Stock Exchange signed a memorandum of understanding designed to increase their cooperation. In particular, the parties will study the possibility of distributing certain of their respective products in China and on the Euronext markets. The two stock exchanges will also share information regarding products and services, the financial and regulatory environment and practices in force within their respective markets, as well as technological aspects, in order to contribute to their development.

        In December 2006, Euronext announced that it had signed an agreement to acquire 51% of SecFinex, a European electronic trading platform for securities lending. SecFinex is an Internet-based service that enables participants to agree to stock loan trades efficiently and anonymously with each other on a price-driven screen. Subject to certain regulatory approvals, Euronext expects to complete the acquisition in the first quarter of 2007.

        Also in December 2006, Euronext announced the completion of its acquisition of Hugin ASA, a corporate news distributor, for €20.5 million. Euronext initially expanded into the corporate news distribution market when it acquired Companynews in March 2006. Euronext plans to integrate the operations of Hugin with those of Companynews.

        In January 2007, GL Trade reached an agreement to acquire FNX Solutions, a U.S. company specialized in OTC product management solutions for capital markets and hedge funds.

        Euronext and LCH.Clearnet Group Ltd. have recently been engaged in discussions regarding Euronext's investment in LCH.Clearnet, consisting of ordinary shares (representing 24.9% of LCH.Clearnet's fully diluted share capital) and redeemable, convertible preference shares ("RCPS") (representing 16.6% of LCH.Clearnet's fully-diluted share capital, which are redeemable under their terms in December 2008). The parties have reached an agreement in principle for the early redemption of all of the RCPS and the repurchase of ordinary shares held by Euronext such that it would retain only a 5% shareholding post-repurchase. The RCPS would be redeemed at their redemption value of approximately €199 million, plus accrued but unpaid dividends. The ordinary share repurchase would be based on a fully diluted valuation of LCH.Clearnet's share capital of €1.2 billion, which was the valuation at the time of Euronext's initial investment. Any such transaction remains subject, among other things, to final agreement on detailed terms and, subsequently, to approval by LCH.Clearnet's shareholders and to regulatory and other appropriate consents.

Business Segments

        Euronext has seven principal cross-border business segments, as summarized in the table below. Euronext manages its primary business segments on the basis of three cross-border, product-based strategic business units (Cash Trading and Listing, Derivatives Trading and Information Services).

        The following information is prepared in accordance with IFRS.

Business Segment	Function	2005 Revenues		% of Total Revenues
		(in millions of euros)
Cash trading	Management of trading in cash instruments	215.7		22.4%
Listing	Listing of cash instruments	63.1		6.6%
Derivatives Trading	Management of trading in derivative products	331.9		34.5%
Information services	Sale of market data and related information	93.6		9.7%
Sale of software	Provision of electronic trading solutions through GL TRADE	195.2	(1)	20.3%
MTS fixed income	Management of trading in government bonds and repos, etc.	1.4	(2)	0.15%
Settlement and custody(4)	Settlement of transactions and the safe-custody of physical securities	39.3	(3)	4.1%
Other		21.6		2.25%

Total		961.9		100.0%

(1)
Includes the revenues of Euronext.liffe's technology division, LIFFE Market Solutions, until July 1, 2005, when it was transferred to AEMS.
(2)
Consists of the proportional consolidation (51%) of MBE Holding as of December 1, 2005.
(3)
Includes the revenues of CIK, a wholly owned subsidiary, which Euronext sold to Euroclear plc on January 1, 2006.
(4)
Included in Post-Trade Services Providers.

Cash Trading

  General

        Euronext is Europe's largest cash market based on average daily trades and average daily turnover. During 2005 and the first half of 2006, on an average day, 632,000 and 915,000 trades, respectively, valued at €7.1 billion and €10.2 billion, respectively, were executed on Euronext exchanges. The total number of trades in all cash products amounted to 162 million during 2005 and 116 million during the first half of 2006.

        The following tables set forth comparative data regarding cash trading (total market capitalization of listed companies and number of trades conducted via the central order book) on different European exchanges during 2005.

        Using Euronext's electronic trading platform, NSC, Euronext's members enter trades into a cross-border central order book and have access to equities with a total market capitalization of €2,500 million as of June 30, 2006 issued by issuers in 23 countries. The cash trading business unit comprises trading in equity securities and other cash instruments including funds, bonds, warrants, trackers and structured funds. Euronext generates cash trading revenues by collecting fees charged based on trades made, by number and value. Euronext also charges its members connection fees for access to its NSC trading platform (€10 million in 2005). In 2005, Euronext generated cash trading revenues of €215.7 million, or 22.4% of its total revenues.

  Trading Platform and Market Structure

  Trading Platform

        Cash trading on Euronext's markets in Amsterdam, Brussels, Lisbon and Paris takes place via the NSC system, Euronext's common electronic trading platform for the cash market. The NSC system was originally the trading platform for Euronext Paris; Euronext Brussels and Euronext Amsterdam migrated to NSC in 2001 and Euronext Lisbon migrated in 2003. The NSC system is a fully automated electronic trading platform that allows trading members either to route their clients' orders electronically or to enter orders manually into computer workstations installed on their premises and linked to the NSC system. The NSC system maintains an order book for every traded security, in which it matches buy and sell orders electronically. After a trade has been executed, trade confirmations are sent electronically in real time to the trading members.

        Customized versions of the NSC system, which AEMS supplies to other stock exchanges, are currently used by 15 exchanges worldwide (including Euronext's four cash markets), more than any other trading platform. One of the strengths of the NSC system is its ability to process the wide variety of order types permitted under Euronext's trading rules, as further described below. The NSC system also includes the ability to combine most of these order types and to execute large orders within a single order book, which allows trading members to adapt their trading strategies and also to increase liquidity. Another strength of the NSC system is its scalability. Between 2003 and 2005, technology enhancements allowed Euronext to expand the order handling capacity of the NSC system by more than three times and to improve response times by more than 50%. Enhancements completed or planned for 2006 are expected to increase order handling capacity by an additional 300%.

  Harmonized Rulebook and Market Model

        Cash trading on Euronext is governed both by a single harmonized rulebook for trading on each of Euronext's markets in Paris, Amsterdam, Brussels, and Lisbon and by the various non-harmonized Euronext Rulebooks containing local exchange specific rules. Euronext's trading rules provide for an order-driven market using an open electronic central order book for each traded security; various order types and automatic order matching; and a guarantee of full anonymity both for orders and trades. See "Regulation—European Regulation." The main features of the Euronext market model include:

  •
  Order matching and execution.  Trading on Euronext takes place on the basis of two trading mechanisms:

  •
  Continuous trading.    During continuous trading, each incoming order is checked immediately for possible execution against orders already in the central order book to determine whether the new order can be matched against an already-recorded order. Orders in the central order book are executed according to price/time priority at the limit price of orders then contained in the central order book. Continuous trading is advantageous only if there are sufficient orders in the central order book. Accordingly, under Euronext's trading rules, financial instruments may be traded continuously only if they meet specified liquidity criteria or are traded with the support of a liquidity provider.

  •
  Auction mechanism.    Under the auction mechanism, orders are not executed immediately, but instead are recorded and accumulated without execution until prices are determined by auction at set times. The auction price is the price that produces the highest executable volume. For securities in which the auction mechanism is the sole basis of trading, the auction method increases the likelihood of matching orders by concentrating orders at a particular moment in time. Under Euronext's trading rules, less liquid securities are required to be traded in auctions only.

  •
  Liquidity providers.  For certain segments, Euronext's trading rules allow for, and in some cases require, the involvement of liquidity providers. Liquidity providers are trading members that agree with Euronext to enter buy and sell orders for their own account in the central order book, with a view to enhancing the liquidity of a given financial instrument. These orders must meet minimum size requirements and the spread (the difference between the prices of buy and sell orders) may not exceed a pre-determined level.

  •
  Order types.  Euronext's trading rules permit a wide variety of order types, from "market" orders (orders to execute trades at any price in the central order book until all orders on the opposite side have been executed) and "limit" orders (orders to execute trades at or above (in the case of sell orders) or at or below (in the case of buy orders) certain specified price limits) to more complex orders such as "iceberg" orders and "stop loss" orders (orders stored and automatically triggered by the system when specific prices are reached). Additional order types supported include "fill-and-kill," "fill-or-kill," "minimum-quantity," "must-be-filled," "market-to-limit"/"market-on-opening," "stop-limit" and "stop-loss." Certain of these order types add additional liquidity to the market. For example, the ability to place iceberg orders (which are large orders displayed in smaller parts) allows investors that do not wish to reveal the exact volume of securities they wish to buy or sell to nevertheless place their orders in order to keep their price privacy in the order book. It is unlikely that such orders would be placed if the full volume of the orders were revealed, due to the effect that such information might have on the market (the market moves against the large order). Euronext also offers the possibility to match, directly in the order book, guaranteed cross-trades, i.e., the possibility to organize a trade between two internal accounts (house or client orders).

  •
  Trading outside the central order book.  Euronext's trading rules permit market participants to execute certain trades, including block trades or VWAP trades, outside the central order book. Off-

    order book trading can facilitate trades that are particularly large or enhance off-hours trading capabilities. Using this option, market participants can carry out mutually agreed trades that do not have to be routed through the central order book and that can be carried out at any time of day. The Euronext rulebook specifies minimum transaction sizes for block trades as well as price ranges relative to specified prices displayed in the central order book. Although executed off-order book, these trades executed in accordance with the Euronext rulebook are considered to be executed on one of Euronext's regulated markets and are required to be immediately reported using Euronext's trade confirmation system.

  •
  Trading safeguards.  To avoid undesired volatility, if any order entered in the central order book would cause the price of any security to cross a specified threshold, the NSC system triggers automatic trading interruptions to ensure fair and orderly trading. In continuous trading, the member that entered the order that triggered the trading suspension is provided a time window within which it can confirm the pending balance of its order. Absent such confirmation, the balance of the trade is cancelled.

  Products Traded

        Euronext's cash trading markets accommodate trading in a wide variety of cash instruments, including:

  •
  Equities.  Euronext is Europe's largest cash equities market in terms of average daily trading volume. During the first six months of 2006, on an average day, 873,736 shares, valued at €9.9 billion, were traded on Euronext. As of June 30, 2006, customers using Euronext's NSC trading platform could execute trades in the stock of 1,224 companies located in 23 countries.

  •
  Funds.  As of June 30, 2006, members could execute trades in over 287 investment funds.

  •
  Trackers.  Euronext has developed a special product segment, NextTrack, that is dedicated to trading in trackers, also known as Exchange Traded Funds, or ETFs. As of June 30, 2006, members could execute trades in 121 trackers linked to 75 different indices. Trackers are open-ended investment funds that track an index or replicate the performance of an index or a basket of shares, and are traded on Euronext in the same way as ordinary financial instruments. Originally focused on European large caps including geographical and sector indices, the range has gradually been extended to other asset classes such as bonds and real estate. Different investment styles have also been integrated with the addition of trackers on small and mid-caps and social responsibility indices, along with new geographical regions including Japan and emerging markets.

  •
  Structured funds.  In 2005, Euronext listed its first structured funds, which allow investors to combine management techniques such as leverage and guaranteed principal with the benefits of listing. As of June 30, 2006, members could execute trades in seven structured funds linked to three different indices, which form part of the NextTrack segment.

  •
  Warrants & Certificates.  Via NextWarrants, Euronext's market segment dedicated to warrants, warrants on over 250 underlying instruments were available as of June 30, 2006. NextWarrants trades are executed on a specific module of the NSC trading system, NSC-Warrants, a dedicated platform that takes into account the specific market structure of warrants.

  •
  Bonds.  A broad selection of bonds is traded on the Euronext platform, such as corporate (including convertible) bonds and government bonds. As of June 30, 2006, 3,413 bonds were listed.

  Trading Members

        As of June 30, 2006, 240 members from 14 countries were eligible to trade on Euronext's cash markets. The majority of the members are based in Euronext's marketplaces, while remote members are mostly found in the UK and Germany. Between 2002 and 2005, the share of cross-border trading on Euronext marketplaces (i.e., trades originating from members not located in the corresponding country) increased from 9.0% to 23.0%. The following table shows the evolution in cross-border trading between 2002 and 2005:

        As of September 30, 2006, cross-border trading on all Euronext markets was 25%.

  Market Position and Competition

        Euronext provides cash equity trading services in respect of Belgian, Dutch, French and Portuguese-listed equities, and in respect of such services does not face significant competition from any other stock exchange. Inter-exchange competition is marginal and inherently limited by the circumstance that trading in individual equities is typically concentrated on a single exchange, generally the domestic exchange on which the equity was initially listed.

        While the competitive constraint exercised by other exchanges is limited, Euronext faces significant and growing competition from trading services provided by a wide array of alternative off-exchange trading venues. Euronext faces competition from large brokers and customers, who have the ability to divert trading volumes from Euronext in one of two ways. First, large banks may assume the role of principal and act as counterparty to orders originating from retail investors, thus "internalizing" order flow that would otherwise be traded on an exchange. Second, banks and brokers may enter into bilateral trading arrangements by matching their respective order flows, thus bypassing the trading platform Euronext provides. Furthermore, Euronext competes with an array of automated multi-lateral trading platforms, such as ITG/Posit, E-crossnet, and Instinet CBX. The competitive significance of these various alternate trading venues is likely to increase substantially in the future, with the regulatory environment in Europe becoming more hospitable to off-exchange trading as a result of the reforms contained in MiFID. MiFID will come into effect on November 1, 2007, although individual EU Member States are required to incorporate MiFID into their domestic legal regimes by January 31, 2007. See "Risk Factors—Risks Relating to NYSE Euronext's Business—The implementation of the European Directive on Markets in Financial Instruments, or MiFID, may accelerate the development of off-exchange trading in Europe, which may harm NYSE Euronext's competitive position."

Listing

  General

        Euronext's listing business manages the admission of new securities to its markets. As of June 30, 2006, 32 of the top 100 European companies by market capitalization (FTSEurofirst 100 index) were listed on Euronext. In 2005, €17.2 billion in offering proceeds was raised in 78 initial public offerings on Euronext, including those of EDF S.A. and GDF S.A., which were two of the largest initial public offerings worldwide in 2005.

        Euronext's exchanges list a wide variety of securities, including non-U.S. and domestic equity securities, convertible bonds, warrants, trackers and debt securities, including corporate and government bonds. Representatives of the listing business work with domestic and international candidates as well as their financial intermediaries and manage their files until the first day of listing. Once a security has been admitted to listing, Euronext handles all of the corporate events related to the security and produces notices for the market.

        At the end of 2005, 1,259 companies were listed on Euronext, of which 966 were based in one of Euronext's home markets. The remaining 293 listed companies are registered elsewhere and chose Euronext as their primary European market for raising capital. Intent on becoming the gateway to the eurozone, Euronext is focused on increasing its share of these "non-domestic" listings in the future.

        Euronext generates listing revenues when securities are admitted to listing for the first time. It also generates revenues by charging admission fees to companies that wish to issue additional shares or other financial instruments, and by charging annual listing fees to companies listed on its markets. In 2005, Euronext generated €63.1 million in listing revenue, or 6.6% of total revenues.

  Organization of Listed Companies

  EU Regulated markets: Eurolist

        In 2005, Euronext created a single list, Eurolist by Euronext, to encompass all of its regulated national markets. The three main markets of Paris (Premier Marché, Second Marché and the Nouveau Marché) were merged into Eurolist by Euronext in February, followed by corresponding steps in Amsterdam, Brussels and Lisbon in April. Issuers still choose an initial entry point (Paris, Amsterdam, Brussels or Lisbon) for the listing of their securities, which has important regulatory consequences, but once admitted these securities are then accessible from all Euronext markets through Eurolist.

        As part of their admission to Eurolist by Euronext, all companies are placed in market segments based on their market capitalization, in order to enable investors to distinguish easily between large, medium-sized and small companies (capitalizations of over €1 billion (Segment A), between €150 million and €1 billion (Segment B), and below €150 million (Segment C), respectively).

  Sector classifications

        Every company listed on Euronext (and other financial markets) is assigned a standardized sector classification based on its activities. In 2005, a new classification system, the Industry Classification Benchmark, was launched by the FTSE and Dow Jones Indices to replace the FTSE Global Classification System. The new Industry Classification Benchmark system came into force on Euronext's markets on January 2, 2006 following a transitional period.

  Market segments

        Euronext offers listed companies that meet specified criteria the opportunity to become members of its market segments, primarily for marketing purposes. The market segments are separate from the industrial sector classification received by each listed company. Listed companies are not required to be included in one of Euronext's market segments, but may opt in through an inclusion agreement. These market segments include NextEconomy® (which consists of companies whose core business lies in new technologies) and NextPrime® (which consists of companies from traditional sectors of the economy). To be admitted to membership in the NextEconomy and NextPrime market segments, an issuer must meet specified financial transparency requirements (including a requirement to publish accounts in English and in accordance with IFRS) and satisfy (e.g., via a market maker) the liquidity conditions to be eligible for continuous trading. Euronext actively seeks to raise the profile of companies choosing to be admitted to NextPrime and NextEconomy through special indices, a dedicated section of its website and other tools such as special road shows and events.

  Indices

        Euronext compiles and promotes indices to enhance the profiles of issuers listed and products traded on its exchanges and to increase trading revenues, in particular national indices. See "Information About Euronext—Information Services."

  Alternext and other tailored solutions for SMEs

        In May 2005, Euronext launched Alternext Paris, an innovative market tailored to the needs of small to medium-sized companies, or SMEs, which was followed by the announcement of approval of Alternext Amsterdam on May 30, 2006 and the launch of Alternext Brussels in June 2006. Alternext is governed by the respective local legal framework and a body of rules laid down by the market operator, Euronext, and applicable to all participants. It is not a regulated market, as defined by MiFID, but provisions equivalent to those set forth in the European Market Abuse Directive nevertheless apply to trading on Alternext for the benefit of investors. From Alternext's launch in May 2005 through June 30, 2006, 48 companies were listed on Alternext. These companies do business in a variety of sectors, ranging from software and internet services to electronics and real estate. Key features of the Alternext market include:

  •
  Alternext is open to SMEs from all sectors of the economy, so long as they can present at least two years of financial statements.

  •
  Companies listing on Alternext can make their initial listing in connection with a public offering pursuant to a prospectus approved by the competent EU authority. They can also directly list their shares on Alternext in connection with a private placement via an information document, so long as the private placement was made in the two preceding years of an initial listing and involved placing at least €5 million with at least five qualified investors.

  •
  For a public offering, the minimum free float after listing is only €2.5 million. For a private placement, the minimum free float after listing is €5 million.

  •
  Companies seeking a listing on Alternext must engage the services of a listing sponsor, both in the run-period prior to initial listing and while they remain a listed company. The listing sponsor declares to Euronext that it will ensure that listed companies meet their disclosure requirements for Alternext and guides and counsels the listed company and in France the listing sponsor makes a contractual commitment to Euronext to ensure that listed companies meet their disclosure requirements.

  •
  Companies listing on Alternext have greater flexibility in their choice of accounting standards and are subject to less extensive ongoing post-listing reporting requirements than companies listing on Eurolist. For a description of these requirements see "Information About Euronext—Listing—Listing Standards."

        Other efforts to promote trading in the securities of SMEs include:

  •
  Euronext introduced small and mid-cap expert status in 2005 to promote analysis of SMEs (segments B and C of Eurolist) and enhance their liquidity. Euronext grants small and mid-cap expert status to brokers meeting specific research, marketing and promotion requirements relating to small and mid-caps.

  •
  In 2005, Euronext launched a new line of indices especially for SMEs in Amsterdam, Brussels and Paris.

  Listing Standards

        Through close cooperation with the regulators of the financial markets in each of the EU member states where Euronext operates, Euronext has adopted a harmonized rulebook that sets out a unified set of listing standards with which issuers must comply, regardless of which of Euronext's markets (Paris, Brussels, Amsterdam, Lisbon) is chosen as the entry point. These harmonized listing standards and the local applicable rules from Euronext Rulebook II set forth the criteria required for the listing of securities on Euronext's exchanges, as well as ongoing requirements, particularly with respect to financial reporting. The following chart summarizes certain of the applicable listing standards.

	EUROLIST	ALTERNEXT
Nature of Market	EU Regulated Market	Alternext-Regulated Market
Target Issuers	Blue Chip and Mid-Cap	SMEs
Initial Listing Transaction	Public offering	Public offering	Private Placement
Offer Document	Prospectus	Prospectus	Offering Circular
Free float requirement	25% of outstanding securities; or 5% of capital amounting to at least €5 million	At least €2.5 million	At least €5 million
Sponsor	Yes	Yes
Listing Agent	Yes	No
Years of Accounts Required	3 years audited, half year interims (reviewed) required if more than 9 months after end of fiscal year	2 years, most recent year audited, half year interims required if more than 9 months after end of fiscal year
Accounting Standards	IFRS	Local GAAP permitted
Shareholder reporting thresholds	Varies per country	50%, 95%
Ongoing Financial Reporting	Annual audited accounts, reviewed six month accounts	Annual audited accounts, six month unaudited accounts (no review necessary)

        Each year, a number of companies cease to be listed on Euronext, as a result of both normal corporate actions, such as mergers and acquisitions, and a desire on the part of some companies, in light of continued European integration, to reduce the number of exchanges on which they are listed given the related regulatory commitments. New listings on Euronext have helped to offset partially these delistings.

  Market Position and Competition

        Euronext provides primary and secondary listing services to issuing companies, with the level of competition in respect of each service varying significantly. In relation to the provision of primary listing services to issuers based in Euronext's home markets, Euronext does not face significant competition. Most issuing companies seek to list their shares only once, on their relevant domestic exchange. Accordingly,

Belgian, Dutch, French and Portuguese companies typically obtain a primary listing on the relevant regulated national exchange operated by Euronext, and are admitted to trading either on Eurolist by Euronext, or, in the case of certain small- to medium-sized companies, Alternext. There are no rival regulated exchanges offering primary listing services in Euronext's home territories, and therefore no material competition in respect of those issuing companies seeking primary listings that are situated in Euronext's home markets, except for MEDIP, a regulated market operating in Portugal by MTS Portugal that provides a platform for the wholesale trading between specialists of Portuguese government bonds.

        Euronext competes with other exchanges worldwide to provide secondary listing services to issuing companies located outside Euronext's home territories, and primary listing services to those companies that do not have access to a well-developed domestic exchange. With its presence in five European national markets, and its cross-border integrated exchange model, Euronext is the natural gateway to the Eurozone, providing issuing companies with access through a single point of entry to a broad European investor base. As such, Euronext competes primarily with those other continental European exchanges that offer access to the Eurozone capital pool.

        Euronext expects that competition to provide primary and secondary services to non-European issuing companies will intensify in the future, with Euronext having launched market initiatives in several key developing markets, including China, Russia and Israel, in 2005. As Euronext continues to target issuing companies located in developing markets, it will likely compete more vigorously with exchanges globally.

Derivatives Trading

  General

        Euronext.liffe is Euronext's international derivative markets business, comprising derivative markets in Amsterdam, Brussels, Lisbon, London and Paris. Euronext.liffe is the second largest derivative market in Europe by volume, and the second largest in the world by average daily value of trading. During 2005 and the first half of 2006, average daily volume was 2.9 million contracts valued at almost €1.4 trillion. 606 million and 387 million contracts were traded on Euronext.liffe in 2005 and the first half of 2006, respectively. The total value of contracts traded on Euronext.liffe was €307 trillion in 2005 and €185 trillion in the first half of 2006.

        The following tables set forth comparative data regarding derivatives trading on the principal exchanges during 2005:

Average Daily Volume (in € millions)	Number of Contracts Traded (in millions)

        Through a single electronic trading platform (known as LIFFE CONNECT®), Euronext.liffe offers a wide and growing range of derivative products to customers in 31 countries. The roll-out of LIFFE CONNECT®, which was originally the trading platform of LIFFE, was effected in 2003 and 2004 across all of Euronext's derivatives markets. Through this platform, Euronext.liffe offers customers sophisticated trading in a wide range of interest-rate, equity, index, commodity and currency derivative products. Moreover, customers who might normally use the OTC market to trade equity derivatives can also now trade cheaply and efficiently using one or more of Euronext.liffe's three new wholesale services—Afirm, Bclear and Cscreen—launched in 2005, as described below.

        Euronext's revenue from derivatives trading on LIFFE CONNECT® consists of fixed per-contract fees for the execution of trades of derivatives contracts (futures and options, including equity, commodity and interest-rate derivatives) on Euronext.liffe. Revenues therefore depend on the number of contracts traded on Euronext.liffe and fees charged per contract. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Euronext" for further information. In 2005, derivatives trading revenues were €331.9 million, or 34.5% of Euronext's total revenues.

Trading Platform and Market Structure

        LIFFE CONNECT® is the central electronic trading platform for Euronext's derivative markets. Initially developed in 1998 with customers and selected independent software vendors to replace LIFFE's open outcry trading floor with a fully electronic market, reflecting the benefits of the trading platform, LIFFE CONNECT® is now used not only by Euronext.liffe's derivative markets in Amsterdam, Brussels, Lisbon, London and Paris, but also by other exchanges including the Chicago Board of Trade (CBOT), the Kansas City Board of Trade (KCBT), Minneapolis Grain Exchange (MGEX), Winnipeg Commodity Exchange (WCE) and Tokyo Financial Exchange (TFX).

        LIFFE CONNECT® features an open system architecture. An Application Program Interface (API) allows users to build or purchase trading or view-only applications to suit their specific business needs. Traders commonly do this via one of the many front-end trading applications that have been developed by independent software vendors (ISVs). These applications are personalized trading screens that link the user to the market via a chosen network. This offers the potential to integrate front/back office trading, settlement, risk management and order routing systems.

        Key features of the LIFFE CONNECT® trading platform include:

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  Capacity, performance and scalability.  LIFFE CONNECT® has been designed to handle significant order flows and transaction volumes and to be scalable. Between 2003 and 2005, technology enhancements resulted in a more than five-fold expansion of the order handling capacity of the LIFFE CONNECT® system, and further enhancements took place in 2006 leading to a doubling of order handling capacity as compared to the level achieved at year-end 2005.

  •
  LIFFE Market In Depth.  LIFFE CONNECT® disseminates the full order book to all trading clients. Users are continually notified of all active orders in the central order book, making market depth easy to monitor. Furthermore, the Euronext liquidity provider system ("ELPS") delivers full screens and tight spreads for all series, delivering deep liquidity and enabling investors to enter and exit the market easily.

  •
  International distribution network.  LIFFE CONNECT® is available in the world's major financial centers with approximately 800 sites trading on the system in 31 countries, covering all major time zones.

  •
  Matching.  Orders can be matched either on a price/time or pro rata basis, configurable by contract with transacted prices and the aggregate size of all bids and offers above and below the market updated on a real-time basis.

  •
  Wide range of strategies and order types.  It is possible to trade a wide range of order types and strategies on LIFFE CONNECT®, providing flexibility and increased trading opportunities. LIFFE CONNECT® offers a large choice of strategy trading with implied pricing, to maximize derivatives liquidity. The range of strategy-types offered at host level includes six futures strategy types with implied in and out prices on calendar spreads, butterflies, strips, packs, bundles and condors, as well as 40 options strategies. LIFFE CONNECT® also offers 20 delta neutral strategy types. Offering this full range of strategy markets at the trading host level reduces 'legging risk' and lowers the cost of trading.

  Products

  Interest rate products

        Euronext.liffe's core product line (in addition to equity option contracts, described below) is its portfolio of short-term interest rate contracts. Short-term interest rate contracts enable users to manage the risks associated with interest rate fluctuations in the world's major currencies, from anywhere between three months to five years into the future. Euronext.liffe's main products within this range are based on the euro and sterling interest rate. Trading volumes in Euronext.liffe's flagship product in this area, the Euribor Contract, have grown as the euro has increasingly established itself as a global reserve currency.

  Equity products

        Equity options enable holders to hedge against, or speculate on, changes in share prices. More than 400 European equity options (including options on shares not listed on Euronext) can be traded on Euronext.liffe, making the exchange a leading market for equity options trading worldwide. Equity options trading has historically been particularly active at Euronext Amsterdam. The successful full- screen market model, which now characterizes this equity options market, is currently being rolled out to the other Euronext.liffe centers.

  Equity index products

        Equity index derivatives allow holders to hedge against, or speculate on, changes in the future level of a particular index, the investor paying or receiving a cash sum representing its loss or gain on the future or option. Euronext.liffe's equity index derivatives allow customers to hedge against fluctuations in a range of European stock market indices and the European equity market as a whole.

  Commodity products

        Commodity derivatives allow holders to hedge against changes in the price of a number of commodities, including agricultural products such as wheat, corn, rapeseed, potatoes and soft products such as cocoa, sugar and coffee. Euronext.liffe is a leading provider of soft and agricultural commodity derivatives, and is the only exchange to offer commodities globally on an electronic trading platform. Volumes have grown strongly in recent years, as investors seek to use commodities to help diversify their portfolios.

  Currency products

        Currency derivatives allow investors to speculate upon, or protect themselves from, changes in the exchange rate between two currencies. Trading in currency derivatives on Euronext.liffe has declined significantly in recent years following the introduction of the euro.

  OTC products

        In 2005, Euronext.liffe launched three integrated services designed to provide straight-through-processing from pre-trade price discovery to post-trade registration, administration and clearing of wholesale equity derivatives trades. Together, these new services offer a flexible, secure, simple and cost-effective way of conducting wholesale equity derivatives trades. The three services include:

  •
  Afirm.  Afirm is an "off-exchange" post-trade matching service offering affirmation or matching through to confirmation for OTC equity derivatives transactions. Afirm is designed to allow equity derivative market participants to reduce costs through the automation of manual processes and to reduce operational risk through real-time confirmation. Benefits offered by the service include automated trade confirmation, FpML messaging capability, and flat fees per trade confirmed through the service, irrespective of the size of the transaction.

  •
  Bclear.  Bclear provides OTC equity derivative market participants a means of registering, processing and clearing wholesale equity derivatives within the secure framework of an exchange and clearing house. Through Bclear, users can register OTC business for trade confirmation, administration and clearing as an exchange contract, while retaining the flexibility to specify contract maturity, exercise price and settlement method on futures and options on over 350 European blue-chip stocks and 12 indices.

  •
  Cscreen.  Cscreen is a dynamic application that enables brokers and traders to post and respond to "Indications of Interest" (IOI) for wholesale equity derivatives.

  Trading members

        Trading members in Euronext's derivative markets are either dealers or brokers. Trading members can also become liquidity providers. Liquidity providers enter into agreements with Euronext, specifying their responsibilities. Liquidity providers are able to place several series of bulk quotes in one order, allowing trading members to send buy and sell orders for many contract months using only one message. If a trading member is disconnected from the trading system, all of its quotes (except good-till-cancelled orders) will be automatically cancelled by the system through a bulk cancellation function.

  Market position and competition

        Euronext competes with a number of European derivatives exchanges, most notably Eurex, the derivatives platform operated by Deutsche Börse. However, Euronext primarily faces competition from the OTC trading of derivatives. The overwhelming majority of derivatives transactions are executed OTC, and the ability of customers to switch trading volumes OTC exercises a significant competitive constraint on Euronext's activities.

Information Services

  General

        Financial information is essential for exchange trading. Accordingly, Euronext's Information Services business unit distributes and sells market information to data vendors (such as Reuters and Bloomberg), listed companies and financial institutions and manages over 200 national and international indices. Its core activity is the distribution of real-time market data. This data includes price and transaction data, and order book data on all of the instruments traded on the cash markets and derivative markets of Euronext, as well as information about Euronext's indices. Euronext generally makes the market data linked to trading on each of Euronext's trading platforms available as close to real time as possible, a service referred to as "real-time" price information. This real-time data is subject to fees, to be paid by vendors and users. In addition, delayed data, meaning data that is at least 15 minutes old, is currently provided free of charge.

        Revenue from Information Services consists of fees Euronext charges to a variety of users for the use of Euronext's real-time market data services. In addition, Euronext charges data distributors license fees for the right to distribute Euronext data to third parties and service fees for their direct terminal connections. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Euronext" for further information. In 2005, Euronext generated Information Services revenues of €93.6 million, or 9.7% of Euronext's total revenues. A significant proportion of these revenues came from monthly end user fees, which are collected by data distributors based on the level of end user usage they report to Euronext.

  Real-time Market Data

        The distribution of real-time market data is the core activity of Information Services. This data includes price and transaction data, and order book data on all of the instruments traded on the cash markets and derivative markets of Euronext, as well as information about Euronext's indices. The data is sold in different forms, and can be packaged according to the type of instrument (shares, derivatives or indices), the depth of the information (depth of the order book, number of lines of bid and ask prices), and the type of customer (professional or private).

        The data is disseminated primarily via data vendors, but also directly to financial institutions, websites and other service providers in the financial sector. The information services strategic business unit charges fees for the dissemination of data, such as an annual fee for the direct receipt of data, and license fees for the redistribution of real-time data. In addition, license holders pay a monthly fee based on the number of end users who receive data from them and the information package subscribed to; generally, these user fees are paid by end users themselves and collected by license holders. As of June 30, 2006, the information services strategic business unit had 168 license holders, and the number of Euronext real-time information packages viewed by end users amounted to approximately 201,000. Many other users receive the same market data with a delay of 15 minutes.

        In 2004, Euronext introduced a new data feed platform, Euronext Market Data Solution (or EMDS), aimed at consolidating its data delivery. This real-time feed will eventually distribute all of Euronext's market data. As part of this consolidation process, Euronext began distributing information relating to the cash market and the Amsterdam derivative market on EMDS in 2005, and expanded the feed to include the remaining derivatives markets in February 2006. In addition to EMDS, data will also continue to be made available through trading application programming interfaces (APIs).

  Other Data Products

        In addition to the real-time market data Euronext provides as described above, Euronext provides the following additional market data services:

  •
  Historical market data covering all Euronext's markets.  This service, called NextHistory, is aimed at professionals in the financial industry. NextHistory gives customers online access to historical market data via www.databyeuronext.com or via DVD. It offers a choice between end-of-day and intraday market data on both equities and derivatives for all of Euronext's markets, in some cases going back as far as the early 1980s.

  •
  Daily updates about the composition of all Euronext indices.  Euronext has developed a product called the Index File Service for traders, asset managers, structured product desks, analysts, professional investors, vendors and others that rely on up-to-date index information for activities including trading, fund management, research, data dissemination and risk management. Euronext's subscribers pay a fee to receive daily information on the exact composition and weighting of indices as well as precise details of changes in index levels and the closing prices of constituent shares.

  •
  Market snapshots.  This service provides full market overviews at fixed times every trading day. Various services are available and are aimed at vendors and professionals in the financial industry. A more harmonized version of this service is scheduled to be launched before the end of 2006.

  •
  ListQuote.  This service provides real-time stock price information to Euronext's listed companies, for publication on their own website.

  Official Lists

        The Information Services business unit publishes a number of daily official price lists, such as the Cote officielle in Paris, the Daily Bulletin in Lisbon and the Amsterdam Daily Official List.

  Indices

        Euronext creates and compiles indices based on Euronext's market segments, Euronext's product segments and other products traded on Euronext's exchanges to enhance the profiles of issuers listed and products traded on Euronext's exchanges and to increase trading revenues. Euronext also continues to produce indices that were created by Euronext's exchanges prior to Euronext's formation, particularly national indices. Euronext's indices are compiled by Euronext's exchanges and their subsidiaries and are marketed by Euronext's subsidiary, Euronext Indices B.V.

        Euronext has over 200 indices, including the flagship AEX®, BEL 20®, CAC 40®, PSI 20® and Euronext 100® indices. Euronext's primary indices are set forth in the following table:

	Euronext Amsterdam	Euronext Brussels	Euronext Lisbon	Euronext Paris	Euronext wide
Blue-chip indices	AEX®	BEL 20®	PSI 20®	CAC 40® CAC Next 20®	Euronext 100 Index® NEXTCAC 70®
Mid-cap indices	AMX®	BEL Mid®		CAC Mid 100®	Next 150®
Small cap indices	AScX®	BEL Small®		CAC Small 90®
All-share indices	AAX®	BAS®	PSI Geral®	CAC ALLShares

  Companynews

        Euronext's Information Services business unit also distributes and sells press releases from listed companies to the market, to vendors, news agencies and financial institutions. In response to the adoption of the EU transparency directive, which is expected to be implemented in 2007, Euronext will restructure its product offering with respect to listed companies, to whom these distribution services had previously been provided free of charge. Pursuant to the transparency directive, listed companies must adhere to certain minimum requirements in disclosing price sensitive information. In order to do so, most of these companies are expected to outsource their needs to a specialized service provider. In March 2006, Euronext acquired Companynews, one such provider with a strong market position in France, to help satisfy the anticipated needs of listed companies in the European countries.

Sale of Software: GL TRADE

  General

        GL TRADE, a subsidiary of Euronext, is a global provider of front to back-office solutions for international financial institutions on both the buy side and the sell side. GL TRADE's software and proprietary network give GL TRADE's customers real-time access to more than 120 electronic markets around the world and link participants in the international financial community. Using GL TRADE's products and services, its customers can trade shares, bonds, commodities and derivative instruments, view comprehensive financial information and automate all of their order flow from the front to the back office. GL TRADE has over 3,500 clients, including 650 major financial institutions.

        GL TRADE has been listed on Eurolist by Euronext in Paris since 1999 and has been included in the Next Economy segment since the segment's launch. It had a market capitalization of approximately €325 million as of June 30, 2006. As the owner of approximately 40% of GL TRADE's shares, both directly (9.3%) and indirectly via a 55.8% shareholding in a company (Financière Montmartre) that holds 55.2% of GL TRADE's shares, Euronext is GL TRADE's major shareholder and consolidates the financial statements of GL TRADE into its own financial statements. In 2005, Euronext's revenues from GL TRADE amounted to €179.2 million, or 18.6% of Euronext's total revenues.

  Products and Services

        GL TRADE has developed a range of front-to-back office solutions and services to meet the needs of the financial community. GL TRADE's offering is structured around six business lines, consisting of:

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  Front Office Solutions (GL TRADE's historical core business);

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  Buy Side Trading Solutions: GL FAST;

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  Post Trade Derivatives;

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  Back Office Securities;

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  Cash and Risk Management: TRADIX; and

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  Banking Risk: Fermat.

  Front Office Solutions

        GL TRADE offers its clients GL STREAM™, the first straight through processing solution for multiple listed security types (equities, futures, options, commodities, forex and bonds). The system offers automated handling and real-time optimization of all processes involved in managing a market order.

        GL STREAM™ covers trading and order management and market connectivity. It has been developed with an open architecture and a flexible infrastructure that can operate either on the client's site or on an ASP model. GL STREAM™ is fully compatible with third-party applications via the FIX (Financial Interface eXchange) protocol, and, for clients seeking the best possible performance, via APIs (Application Protocol Interface).

        Trading and order management.    Volumes traded on financial markets are constantly growing. Client needs are therefore evolving towards more powerful order management and trading solutions. In addition, the future implementation of new regulations in the U.S. (Reg. NMS) and in Europe (MiFID) will require brokers to make strategic choices in terms of best execution, order internalization and reporting. The GL STREAM™ Workstation combines client orders and market orders on a single screen (with 500,000 listed products viewable on a single screen, along with visualization of a full range of market data). A wide range of fully integrated modules facilitates the execution of complex orders.

        Market connectivity.    Traders can access electronic financial markets via GL GATEWAYS, which are directly connected to the central systems of markets. GL TRADE offers broad access to centers of liquidity: 120 electronic markets worldwide, including 68 equity and bond markets and 52 derivatives markets, including commodities. Continuous efforts to optimize order-processing servers have made it possible to transfer an order to the market in under three milliseconds, with the ability to place 6,000 orders per second in each market.

        Market data and content.    GL TRADE's market information service supplies essential financial information directly to users' screens. It offers, in real time, data from specialist information providers (AFP, AFX, Dow Jones, S&P MarketScope, Trading Central, etc.) and from connected markets: real-time pricing, order books and market depth. It includes all U.S. data flows (Nasdaq/INET, the NYSE, NYSE Arca, Inc., The NASDAQ Market Center) in particular.

        GL NET: A dedicated network for order routing and transmission of financial data. GL NET is a dedicated international private network serving clients in the financial services industries. It enables real-time trading in all types of financial securities on 120 cash, derivative and OTC markets. Designed with an open architecture, it can be accessed not only through GL TRADE workstations by both buy siders and brokers, but also via FIX applications or third-party systems. The GL NET network links the main members of the financial community with the growing number of buy side users. The network provides its members with optimal levels of security, reliability and availability for the transmission of orders. Its large bandwidth ensures an average speed for order routing of 0.25 seconds worldwide, with no loss or distortion.

        Buy Side Trading Solutions: GL FAST.    GL FAST offers the buy side community the GL WINWAY workstation. This links the recognized benefits of the GL WIN platform with the features of GL XLS, an analytical module designed for clients that use Excel to manage their orders. This solution enables buy side clients to develop trading strategies and to forward their orders to several brokers. GL WINWAY provides all buy side trading functionality, such as market access and algorithmic trading. This solution is also available as an ASP offering.

        Post Trade Derivatives: post-trade management for derivatives markets.    Post trade solutions provide automated real-time management of the entire deal settlement process and manage the allocation and delivery of all necessary information to the back office. The acquisition of Ubitrade in December 2004 enabled GL TRADE to integrate a dedicated listed derivative market back office solution within its existing product range. GL TRADE is currently able to offer full and integrated solutions from front office to back office on listed derivatives markets. This integration has also led to the creation of a wholly ASP front to back solution, which will enable faster deployment for new members.

        Back Office Securities: post-trade management for equity and bond markets.    The acquisition of MSTS' back office business in late 2003, and that of Oasis in July 2005, have enabled GL TRADE to integrate sophisticated electronic back office solutions for equity and bond markets into its product offering. These provide management of settlement and delivery data flows with international custodians, calculation of provisional cash balances and associated borrowing-lending functions. Oasis has also added connection to U.S. clearing houses and settlement agents to its offering, which includes the production of information required under local laws.

        Cash and risk management: TRADIX.    The TRADIX business line offers French and international banks and major companies effective cash management and risk hedging solutions. Following the strong sales performance of TRADIX in 2005, particularly in France and the Middle East, GL TRADE plans to seek similar success in other regions, drawing on the strength of GL TRADE's sales networks and the synergy identified with trading and order management products.

        Banking risk management: Fermat.    GL TRADE is the sole distributor in Germany of Fermat banking risk management products. These help calculate regulatory solvency ratios, produce simulations and supply regulatory authorities with the information required under the Basel II rules.

  Customers

        GL TRADE sells its products and services primarily to large international financial institutions that use its solutions in connection with their brokerage activities. GL TRADE has approximately 650 clients (excluding individual GL multimedia clients). Sell side clients account for approximately 70% of the total and buy side clients for approximately 20%. Back office clients make up most of the remaining balance. Approximately 60% of GL TRADE's clients are equities specialists and 20% are derivatives specialists.

  Market Position and Competition

        GL TRADE's business can be split into four main competitive segments: order processing, electronic trading networks, provision of financial information to financial institutions and settlement-delivery systems. GL TRADE's order processing systems for equity markets compete with those offered by Orc Software, SunGard, Royal Blue and RTS. For derivatives markets, GL TRADE's main competitors are Patsystems, NYFIX and Trading Technologies. In electronic trading networks, GL NET faces competition from companies like Bloomberg and Reuters as well as financial institutions that develop solutions in-house. In the derivatives back office market, GL TRADE competes with the market leaders, Rolfe & Nolan and SunGard. TRADIX, which faces competition from numerous other companies, has made a strategic decision to focus on the specific niche of corporate cash management teams. On the buy side market, GL TRADE's flagship product, GL WINWAY, faces competition primarily from very large brokers and from Trading Screen. Companies such as Flextrade and Portware pose the main challenges in algorithmic trading, sometimes known as execution management systems.

MTS

        Euronext currently owns 51% of an Italian joint venture entity, MBE Holding, that owns 60.37% of the voting shares of Societa per il Mercato del Titoli di Stato (which is referred to in this document as MTS), which is a leading electronic trading platform for European fixed-income securities, particularly government bonds. Borsa Italiana owns the other 49% of MBE Holding as of June 30, 2006. Euronext proportionally consolidates MBE Holding in its accounts. MTS generated total revenues of €58.3 million in 2005. Euronext consolidated MTS for one month in 2005 following its acquisition by MBE Holding, recording consolidated revenues from MTS of €1.4 million.

  Overview of MTS

        MTS is a regulated electronic exchange for government bonds and other types of fixed income securities. MTS is authorized to conduct these activities by Italy's Ministry of Economy and Finance and is regulated by the Bank of Italy and the Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian stock market regulator. Since the adoption of the Euro in 1999, MTS has covered the national debt markets of every EU member state as well as government bond markets of other countries. The MTS market model uses a common trading platform for all domestic marketplaces, while corporate governance and market supervision are based on the respective national regulatory regimes. The MTS Group today covers over 30 marketplaces through various companies and continues to expand its geographic scope. In 2005, MTS signed a memorandum of understanding with the Shanghai Stock Exchange to cooperate in creating a domestic fixed income market in the People's Republic of China, and also signed an agreement with the State of Israel to establish MTS Israel, which will be the official electronic inter-dealer market for Israeli government bonds.

  MTS Marketplaces

        MTS and its subsidiaries operate several marketplaces offering a wide range of products, among which the most significant are:

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  MTS Italy Cash, which provides wholesale electronic markets for Italian government bonds and other types of fixed income securities;

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  EuroMTS Cash, which is the reference electronic market for EuroBenchmark bonds with a pool of instruments that includes benchmark securities from Austria, Belgium, Brazil, Bulgaria, China, Croatia, Cyprus, the Czech Republic, Denmark, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Lithuania, Mexico, the Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, South Africa, Spain, Turkey and Venezuela, as well as agency and supranational bonds, inflation-linked bonds, covered bonds from Spain, France, Germany, the UK and Ireland, and benchmark treasury bills;

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  MTS Deutschland Cash, which manages the electronic trading platform for German government bonds, Länderbonds and German treasury certificates;

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  MTS Money Markets, which deals primarily in repos and European treasury bills; and

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  BondVision, which is a leading dealer-to-client ("B2C") fixed income electronic bond trading market. It was launched in 2001 in response to demand from institutional investors for access to the liquidity of the MTS Markets. While the dealers active on BondVision are largely those dealers active on the MTS B2B platforms, its clients are institutional investors, including investment managers, hedge funds, private banks and proprietary traders.

        Before the acquisition of MTS, Euronext and MTS had closely cooperated for many years through two partnerships aimed at promoting bond markets and indices: MTS France and MTSNext. MTS France operates the leading electronic trading platform for French sovereign and quasi-sovereign securities. Euronext Paris and MTS each hold a 22.5% stake in MTS France, with the remainder being held by French primary dealers. MTSNext is a joint-venture between MTS and Euronext responsible for the management and promotion of the EuroMTS Indices.

  Competition

        Almost the entirety of fixed income securities trading takes place off-exchange. MTS' key competitors are inter-dealer brokers, such as ICAP plc and Cantor Fitzgerald & Co. (that, through eSpeed, Inc., operates the world's largest market for government bonds), which provide specialist intermediary services that facilitate fixed income securities transactions. Fixed income securities are also traded bilaterally by large financial institutions and commercial banks, and through a variety of electronic multi-lateral trading venues.

  The MTS Acquisition and Related Agreements

        On November 18, 2005, Borsa Italiana and Euronext acquired 51% of MTS through MBE Holding. Euronext and Borsa Italiana's respective cash contributions were €69 million and €56 million to capitalize MBE Holding, which in turn subscribed newly issued MTS shares in a share capital increase. The subscription price paid by MBE Holding was subsequently distributed as share premium reserve to compensate MTS' original shareholders. After the acquisition by MBE Holding of the 51% stake in MTS, MBE Holding purchased, via a pre-emptive rights subscription and sale mechanism, an additional 9.37% of MTS shares, bringing its current shareholding to a 60.37% stake. Primary international banks and financial institutions own the remaining 39.63% of MTS.

        Under the terms and conditions of the acquisition agreement, each of Euronext and Borsa Italiana undertook, for a period of 10 years:

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  to maintain and develop the role of MTS as a European hub for all sovereign and governmental bonds and develop the role of MTS as a European hub for fixed-income products;

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  to maintain the headquarters of MTS in Italy and to keep MTS subject to Italian corporate and regulatory laws and regulations;

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  to preserve the MTS market as a regulated investment exchange with the highest standards of transparency; and

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  not to amend certain provisions of the bylaws of MTS without the consent of the Italian Ministry of Economy and Finance.

Further, the bylaws of MTS prohibit Euronext from undertaking, directly or indirectly, including through any company within the group of such controlling entity, any new activity in the European Union that competes with any screen-based wholesale bond markets which MTS operates, except for the wholesale market of derivative financial instruments.

  MTS and MBE Holding Governance Arrangements

        On October 21, 2005, Euronext and Borsa Italiana entered into a shareholders' agreement with a five-year term relating to MTS and MBE Holding. The most important ownership arrangements contained in the shareholders' agreement and the related bylaws of MTS and MBE Holding include:

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  Each of Euronext and Borsa Italiana agrees to hold MTS shares only through MBE Holding and to automatically terminate the shareholders' agreement in the event that either party ceases to hold its initial holding in MBE Holding.

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  Until November 18, 2013, Borsa Italiana has the right, at its sole discretion, to sell to Euronext (which will be obliged to purchase) all, but not less than all, of the shares then owned by Borsa Italiana in MBE Holding at a price reflecting agreed pricing terms mainly correlated to MTS' performance.

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  In the event of a change of control of either Euronext or Borsa Italiana, the other party will have the right to purchase all of the other party's shares in MBE Holding at fair market value within 90 days thereof.

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  Under the MBE Holding and MTS by-laws, in the event that either party intends to transfer MBE Holding Shares or MTS shares to a third party (other than an affiliate), the other party has a right to purchase the underlying shares on a preferential basis. As to MBE Holding shares, in the event that the non-transferring party decides not to exercise such right and the transfer results in a change of control in MBE Holding, the non-transferring party has the right to sell to the acquiring third party all or part (but not less than 15% of the share capital of MBE Holding) of its MBE Holding shares. As to MTS shares, a transferring shareholder must obtain prior approval from the Italian Ministry of Economy and Finance before executing a transfer of MTS shares that would result in a change of control of MTS.

Post-Trade Service Providers

        Clearing and settlement of trades executed on the Euronext exchanges is effected by LCH.Clearnet (for central counterparty clearing) and Euroclear Group (for settlement, except for trades executed on the markets organized by Euronext Lisbon in Portugal, where it is still effected by Interbolsa, a wholly-owned subsidiary of Euronext Lisbon). LCH.Clearnet and Euroclear are independent entities that provide services to Euronext pursuant to contractual arrangements. Euronext initially owned the entities that provided clearing and settlement services to its continental European exchanges, but gradually divested them to LCH.Clearnet (for the clearing entities) and Euroclear (for the settlement entities). Interbolsa, which provides settlement services to Euronext Lisbon, is the only post-trade entity currently fully-owned by Euronext. In addition to receiving clearing services from LCH.Clearnet, Euronext also has a substantial minority shareholding in and board representation on LCH.Clearnet. Euronext also has a small shareholding in and board representation on Euroclear.

  Euronext's Relationship with LCH.Clearnet

        LCH.Clearnet Group Ltd. was created in December 2003 as a result of the merger between Banque Centrale de Compensation S.A. (known as Clearnet) and The London Clearing House Limited (LCH). Prior to the merger, Clearnet was owned, directly and indirectly, as to 80.2% by Euronext, and 19.8% by Euroclear, and LCH was owned as to 75% by various commercial and investment banks, stockbrokers, dealers and trading companies that in each case were party to an active clearing membership agreement with LCH, and 25% by three UK-based exchanges, namely LIFFE Administration and Management (a Euronext subsidiary) (17.7%); London Metals Exchange (LME) (5.4%); and International Petroleum Exchange (now ICE Futures) (1.8%). Upon completion of the merger, LCH (now LCH.Clearnet Limited) and Clearnet (now LCH.Clearnet S.A.) became wholly-owned subsidiaries of LCH.Clearnet Group Ltd.

        Euronext has a multi-faceted relationship with LCH.Clearnet, as shareholder, clearer to its exchanges and service provider.

  Euronext's Relationship as Shareholder

        Euronext currently holds, through its subsidiaries, a number of shares in LCH.Clearnet Group Ltd. representing 24.9% of LCH.Clearnet Group Ltd.'s fully diluted share capital, and redeemable convertible preference shares (or RCPS), which are voted by an independent third party and which on conversion or sale will convert into ordinary shares representing 16.6% of LCH.Clearnet Group Ltd.'s fully diluted share capital. Euronext is entitled to appoint two board representatives for so long as it holds shares representing 15% or more of LCH.Clearnet Group Ltd.'s fully diluted share capital, and one representative for so long as it holds between 5% and 15% of LCH.Clearnet's fully diluted share capital. In addition, Euronext is entitled to appoint two board representatives for so long as it holds RCPS representing in excess of 6.6% of LCH.Clearnet Group Ltd.'s fully diluted share capital, but such entitlement decreases to one board representative once Euronext holds RCPS representing less than that amount.

        Currently, Euronext has appointed Jean-Francois Théodore, Olivier Lefebvre, Clara Furse (the Chief Executive of the London Stock Exchange) and Dominique Hoenn to the board of LCH.Clearnet Group Ltd. pursuant to these rights.

        LCH.Clearnet Group Ltd. shares may only be held by three categories of shareholders: users, exchanges or Euroclear, and each member is subject to a specified maximum number of voting rights that may be exercised at a general meeting. Where shares are to be transferred, pre-emption rights will operate to provide either users or exchanges with a right of first refusal over the shares, thus maintaining, at the shareholders' option, the initial balance between shareholder categories, but there may be no transfer to any person (other than Euroclear) not party to a clearing agreement as user or exchange. The restrictions on share ownership and transfer are in effect until at least December 22, 2008 and may be extended by the board with shareholder approval.

        As noted above under "Recent Developments," Euronext and LCH.Clearnet have recently agreed in principle on a reduction in Euronext's share holding in LCH.Clearnet.

  Euronext's Relationship as Exchange

        LCH.Clearnet clears trades executed on the markets organized by Euronext Amsterdam, Euronext Brussels, Euronext Lisbon, Euronext Paris and LIFFE. The Euronext group remains the most significant group of exchanges to which LCH.Clearnet provides clearing services.

        Euronext Amsterdam, Euronext Brussels, Euronext Lisbon and Euronext Paris are parties to an amended and restated clearing agreement with LCH.Clearnet S.A. and LCH.Clearnet Group Ltd., pursuant to which such Euronext exchanges designate LCH.Clearnet S.A. as their central counterparty clearing house to provide clearing services for transactions executed on those exchanges. The agreement has a 30-month initial term (it was entered into in October 2003) and a 30-month termination notice provision.

        LIFFE is party to a clearing agreement with LCH.Clearnet Limited, originally entered into on June 7, 1988 and amended and restated on July 16, 1996, pursuant to which LCH.Clearnet Limited is appointed as the designated clearing house.

  Euronext as Administrative Service Provider

        Under the terms of a transitional services agreement entered into in connection with the merger between LCH and Clearnet, Euronext agreed to provide on a transitional basis certain administrative services to LCH.Clearnet that, prior to the merger, had been provided to Clearnet by or on behalf of Euronext. LCH.Clearnet's reliance on the provision of such transitional services has been decreasing over time and the obligation of Euronext to provide such transitional services under the terms of the agreement is due to expire on December 22, 2006, unless extended by mutual agreement.

  Euronext's Relationship with Euroclear

        Euroclear is a partner of Euronext for the settlement of transactions concluded on its markets pursuant to contractual arrangements in place.

        The Euroclear system was created in 1968 to hold securities for its participants and to settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment. The Euroclear system provides various other services, including securities lending and borrowing and collateral management. In addition to its role as the leading International Central Securities Depositary (ICSD), Euroclear also acts as the Central Securities Depository (CSD) for Dutch, French, Irish, Belgian and UK securities.

        Euroclear Group currently settles transactions conducted on each of Euronext's markets, except for Euronext Lisbon. Euronext formerly had a substantial minority stake in the French CSD (Sicovam SA) and was formerly the owner of the CSDs in the Netherlands (Necigef) and Belgium (CIK), but divested them to Euroclear in 2001, 2002 and 2006, respectively, and they now operate as Euroclear France, Euroclear Netherlands and Euroclear Belgium, respectively.

        Euronext has a direct shareholding of 2.75% in Euroclear plc, together with an indirect shareholding through Sicovam Holding (Euronext holds 9.6% of Sicovam Holding, which holds 13.1% of Euroclear plc). Jean-Francois Théodore currently represents Euronext on the Supervisory Board of Euroclear plc.

  Interbolsa

        Interbolsa is the Portugal-based CSD that settles trades conducted on Euronext's market in Lisbon. Interbolsa is a wholly-owned Euronext Lisbon subsidiary. Euronext has been in regular contact with Euroclear to discuss developments in the area of European consolidation its impact on the Portuguese securities market and intends to divest its interests in Interbolsa. In 2005, Interbolsa generated revenues of

€15.1 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Euronext" for further information.

Atos Euronext Market Solutions

  Background

        Euronext outsources the information technology requirements of its business such as development, maintenance of information technology applications, and use of resources and software to Atos Euronext Market Solutions S.A.S. ("AEMS"), an entity 50% owned by Euronext and 50% owned by Atos Origin. The AEMS outsourcing arrangements provide Euronext with several substantial benefits in its day-to-day business, as well as generating additional revenue for Euronext. By working with Atos Origin, an information management services and information technology company, Euronext gains access to international technology skills and resources at reduced cost. The nature of the arrangements ensure that Euronext continues to receive high levels of service for its information technology needs from employees of AEMS who are already familiar with Euronext's systems. Euronext also benefits, through its equity investment in AEMS, from third-party revenues generated by AEMS, which licenses software and provides information technology services to third-party customers around the world.

        AEMS grew out of Euronext's prior outsourcing 50/50 entity with Atos Origin, called AtosEuronext S.A. (AtosEuronext). The AtosEuronext entity was created in 2000 through the contribution of assets, people and technology. Euronext's contribution to AtosEuronext included the intellectual property rights for its NSC trading system, originally developed by Euronext Paris. AtosEuronext became responsible for developing, maintaining, and marketing the majority of Euronext's software products for its exchange activities.

        On July 22, 2005, Euronext formed AEMS as a continuation and expansion of Atos Euronext. The main assets Euronext contributed were the activities of LIFFE Market Solutions, the information technology division of its derivatives trading business Euronext.liffe (including the proprietary LIFFE CONNECT® electronic trading system developed by LIFFE), and its 50% stake in Atos Euronext. Atos Origin contributed its own 50% share in AtosEuronext, plus other major assets from market-related businesses, including middle and back-office solutions, and its 51% stake in the connectivity platform Bourse Connect.

  AEMS Business Overview

        AEMS is the world's largest provider of information technology solutions for exchanges, clearing houses, banks and intermediaries. AEMS has approximately 1,200 employees, mainly in Paris and London, and has customer sites in 16 countries, and operates data centers in London, Chicago and Paris. AEMS provides hosting and technical operations for each of Euronext's five markets and Euronext is AEMS' largest customer.

        AEMS provides solutions for the entire range of activities of the exchange business, from exchange trading and trade support to post-trade activities. AEMS provides Euronext and other exchanges with trade services such as the capture, booking, routing, and matching of trading orders, and links to exchanges. Its trade support services, primarily to banks and brokers, include deal capture and trade administration, trade confirmation, position monitoring, risk control, portfolio management, and back-office services. Finally, AEMS provides post-trade services to clearing houses, banks, and brokers, including clearing and settlement-related services, interface to clearing and depositary services and clearing houses, custodial services, depository management, credit control and collateral management, and general ledger services.

        Some of the major systems and platforms that are now owned or licensed to AEMS, and are provided or licensed by AEMS to Euronext, and in some cases to third-party customers in the financial industry, are:

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  NSC (nouveau système de cotation): A cash trading system for equity securities, bonds and other products, currently used by 15 exchanges globally (including Euronext's four cash markets).

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  LIFFE CONNECT®: An electronic trading platform for futures and options used by major derivatives exchanges worldwide.

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  Clearing 21®: A global clearing services solution for equities, bonds, futures and options used by clearing houses.

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  PAM: A market-access workstation used by traders to view market information and send and manage financial exchange orders.

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  ARAMIS: A real-time financial market supervision tool used by market regulators and supervision teams to ensure market integrity.

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  SARA: An international (G30) standards-compliant solution for clearing, settlement and depository.

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  TRS-CPS: A combined post-trade management and clearing solution used by Euronext.liffe's London derivatives market, ICE Futures and LCH.Clearnet.

        In addition to the services provided to the exchange industry, AEMS offers interbanking solutions through platforms such as the Cristal platform, which manages the flow of cash between banking institutions and the French Central Interbank Settlement System. AEMS also provides solutions for the securities industry based on the Titan and Investiciel platforms.

  AEMS Business Units

        AEMS is organized into three business units: Exchange; Clearing & Settlement; and Capital Markets.

  Exchange Business Unit

        The Exchange Business Unit provides a broad range of information technology solutions and products for Euronext's cash and derivatives exchanges as well as for a number of other leading exchanges including, on the derivatives side, the Chicago Board of Trade and the Tokyo Financial Exchange (TFX) and, on the cash side, 15 cash markets. The services offered include end-to-end solutions linking exchanges to trading institutions and post-trading settlement, delivery and payment.

        One of the most important products offered by the Exchange Business Unit is LIFFE CONNECT®, which is used by Euronext.liffe's five derivative markets, as well as by third-party customers such as the Chicago Board of Trade, the Kansas City Board of Trade, Minneapolis Grain Exchange, Winnipeg Commodity Exchange and the TFX.

        NSC is another important system operated by the Exchange Business Unit, and is now used by 15 exchanges on four continents and handles the largest amount of cash trading globally by turnover. The average daily value of turnover on NSC is over €9.4 billion, and in addition 2.6 million derivative contracts are exchanged daily on markets using NSC.

  Clearing & Settlement Business Unit

        The Clearing & Settlement Business Unit provides and manages technology for the post-trade industry. AEMS provides customized platforms to manage clearing and settlement for cash and derivatives markets. Its principal customer is LCH.Clearnet. In addition, AEMS runs the entire portfolio of technology services for the Belgium Central Depository for Securities, is a full member of the Euroclear Group and also provides trade processing services for Euronext.liffe and ICE Futures.

        AEMS also operates Clearing 21® for LCH.Clearnet. Initially developed by the Chicago Mercantile Exchange and the New York Mercantile Exchange to harmonize clearing procedures in the U.S. futures industry, Clearing 21® is the only existing system that enables clearing houses to clear cash and derivative products on a single technical platform, in real-time and with a central guarantee. With the consent of NYMEX, Chicago Mercantile Exchange granted to Euronext Paris a license to use the Clearing 21® system, which also allowed Euronext Paris to sublicense the Clearing 21® system to LCH.Clearnet. LCH.Clearnet therefore holds a non-exclusive and non-transferable sublicense to use and modify the Clearing 21® system.

  Capital Markets Business Unit

        The Capital Markets Business Unit works with banks and intermediaries to provide information technology solutions from trading through to settlement, and currently has over 1,000 banks, brokers, and trading firms on its global distribution network. AEMS currently processes 80% of "large" payments and 50% of "small" payments in the French market. More than 150 investment firms are directly or indirectly processed on its applications, including 20% of Euronext's orders and 30% of Euroclear flows.

  Euronext's Contractual Arrangements with AEMS

        AEMS provides IT services to Euronext pursuant to a tripartite overarching services agreement (the "umbrella service agreement"), dated July 2005, between itself, Euronext and Atos Origin entered into at the time of the formation of AEMS. This agreement put in place a framework under which the existing contracts governing the provision of services to the Euronext group by AtosEuronext were brought together with new services to be provided by AEMS, and the overall terms were harmonized. AEMS is responsible for overseeing the provision of services by itself and its affiliates under these contracts, and the agreement puts in place a mechanism for the negotiation of a combined master outsourcing agreement going forward.

        Under the umbrella services agreement, the IT Facilities Management Agreement dated October 2004 and the Office Automation Agreement dated January 2005, each between Euronext and AtosEuronext, were extended (except as modified by the umbrella services agreement) to run for a period of up to forty-two months from the establishment of the entity, to enable a new master agreement to be negotiated. At the same time a fourth interim contract governing the provision of the derivatives platform services, including LIFFE CONNECT®, was put in place between AEMS and Euronext. Finally, a new Network Services Agreement was entered into in May 2005.

        The umbrella services agreement also provides for a reduction of fees under the interim contracts going forward, in line with agreed targets, as well as certain commitments by AEMS to invest in the provision of services. In line with the strategic rationale behind the outsourcing, intellectual property generated by AEMS in providing Euronext with IT services is prima facie owned by AEMS, unless Euronext specifically requests a certain development which Euronext funds. However, the Umbrella Services Agreement provides that in the event of a handover of the IT services to a third-party supplier, the Euronext group retains the ability to demand a license to use certain key information technology systems going forward on market terms.

  Legal Structure

        AEMS is a limited liability company (société par actions simplifiée) incorporated under the laws of France. Atos Origin and Euronext each own (either directly or indirectly) 50% of the issued shares of AEMS. The financial results of AEMS are fully consolidated into the annual accounts of Atos Origin. AEMS is recorded in Euronext's accounts as an equity investment.

        AEMS has a dual-board structure, with a managing board responsible for the day-to-day running of AEMS and an overseeing supervisory board. At current shareholding levels, Atos Origin has the right to appoint five supervisory board directors, and Euronext has the right to appoint four. The nomination and appointment of the chairman of the supervisory board is made by the supervisory board, acting by a qualified (two-thirds) majority. The chairman is appointed from the members of the supervisory board. The managing board is composed of up to five members, who are appointed and removed by the supervisory board.

        AEMS has a Strategic and Investment Committee, a Remuneration Committee and an Audit Committee that report to the supervisory board. For so long as Euronext holds one-third of the shares, each of these committees will comprise three Euronext directors and two Atos Origin directors, except that the Audit Committee comprises two Euronext directors and two Atos Origin directors.

        Each of Atos Origin and Euronext pursuant to a shareholders' agreement with respect to AEMS has veto rights over specified corporate actions for so long as it holds at least one-third of AEMS' shares. Euronext has additional specified veto rights for so long as its shareholding remains above such level. The shareholders agreement also provides for specific circumstances (including events relating to change in control or service quality levels) in which Euronext will have the right to require Atos Origin to sell Euronext a specified percentage of Atos Origin's AEMS shares at specified discounts to the valuation price, including as a consequence of repeated breaches of critical service levels that give rise to a termination event under the agreement described above.

Powernext

        Euronext holds a 34% stake in Powernext, a multilateral trading facility in charge of managing an organized power exchange, which has become a leading benchmark for energy prices in France and throughout Europe. In 2005, Powernext generated revenues of €7.5 million. Powernext was launched in November 2001 following the liberalization of Europe's electricity markets under a 1996 European Directive, which was implemented under French law in 2000. On this market, electricity producers, consumers and traders can trade power for delivery on the French electricity network. Since its creation, Powernext has benefited fully from France's leading position in Europe's electricity market and network.

        Powernext aims at (i) creating a benchmark reference price in Europe, through a dedicated platform and an increase in the diversity of market participants, and by benefiting from the privileged position of the French electricity hub, and (ii) playing a decisive part in European electricity markets' rationalization.

        Powernext has three trading markets:

  •
  Powernext Day-Ahead™, a market launched in order to create a short time reference price on the French electricity market and to provide participants with the means necessary to effect a day-ahead balance of their portfolio;

  •
  Powernext Futures™, a market that allows members to use derivatives contracts for hedging, arbitrage or risk management purposes. Powernext Futures™ constitutes a medium-term price reference in the electricity market; and

  •
  Powernext Carbon, a new spot market for carbon dioxide emissions trading.

        Contracts for 19.7 terra watt hours (TWh) were traded on the Powernext Day-Ahead™ electricity spot segment and contracts for 62.4 TWh were traded on the Powernext Futures™ market in 2005. In addition, Powernext introduced a new market for its users in 2005: Powernext Carbon, Europe's spot market for carbon dioxide emissions trading.

        Powernext also provides weather indices in partnership with Meteo France that are designed for use in weather derivatives and other weather-related applications.

Intellectual Property

        Euronext has trademark registrations for the most important names of the Euronext companies, and for the indices and services Euronext provides. Many of Euronext's trademarks are registered in a number of countries. For example, the Euronext trademark has been registered worldwide.

        The following is a sample of the registered trademarks that Euronext owns: Euronext®, Alternext®, Eurolist by Euronext®, AEX®, BEL 20®, CAC 40®, PSI 20®, NextCAC 70® and LIFFE CONNECT®.

        For a description of intellectual property that Euronext has transferred or sub-licensed to AEMS, see above under "Information About Euronext—Atos Euronext Market Solutions."

Real Estate

        Euronext's registered office is located at Beursplein 5, 1012 JW Amsterdam, the Netherlands. Euronext occupies 10,080 square meters of space at this site, which it owns outright. Euronext has also established local headquarters in each of the other European countries where it operates an exchange, as set forth below:

  •
  Palais de la Bourse/Beurspaleis, Place de la Bourse/Beursplein, 1000 Brussels, Belgium. Euronext Brussels occupies 11,855 square meters of space at this site, pursuant to a long-term lease;

  •
  Avenida da Liberdade, n.°196, 7°Piso, 1250-147, Lisbon, Portugal. Euronext Lisbon occupies 949 square meters of space at this site, pursuant to a long-term lease;

  •
  39, rue Cambon, 75039 Paris Cedex 01, France. Euronext Paris occupies 13,517 square meters of space at this site, pursuant to a long-term lease; and

  •
  Cannon Bridge House, 1 Cousin Lane, EC4R 3XX London, United Kingdom. LIFFE Administration and Management occupies 10,672 square meters of space at this site, pursuant to a long-term lease.

        In addition to the premises above, Euronext and its subsidiaries own or lease space in the following locations:

Location	Owned/Leased	Approximate Square Meters
Palais Brongniart (Paris)	Leased	14,347
EVERE Building (Brussels)	Owned	8,730
Damrak Building (Amsterdam)	Leased	6,961
Porto Building (Porto)	Leased	824

        For further information related to Euronext's owned and leased real estate, see notes 3.2.1 and 3.5.4 to Euronext's consolidated financial statements included herein.

Insurance

        Euronext maintains a comprehensive insurance program, which is intended to cover its commercial and operational risks. All of its main insurance policies are consolidated at the group level in order to ensure consistency of coverage across the group and to reduce premiums through economies of scale.

        Euronext's insurance policies generally fall into three categories:

  •
  financial policies, which cover directors' and officers' liability, professional indemnity and criminal acts;

  •
  general policies, which cover property, theft, equipment damage, business interruption, civil and product liability; and

  •
  local policies, which cover employer responsibility with respect to workers' compensation, travel, motor vehicles, etc.

        The scope of risks covered pursuant to these insurance policies is determined by reference to Euronext's activities, while coverage limits are based on Euronext's total assets and revenues. Euronext's insurance brokers advise the group on insurance-related matters, and all underwriters are analyzed from a credit rating perspective. Euronext has also developed risk management procedures and business continuity plans to complement its insurance coverage.

Legal Proceedings

        Euronext is involved from time to time in various legal proceedings in the ordinary course of business. Euronext does not believe that any of the legal proceedings in which Euronext is currently involved will have a material adverse effect on Euronext's results of operations, liquidity or financial condition.

  Via Net.Works Inc.

        Following the initial public offering of Via Net.Works Inc. on the Euronext Amsterdam market and Nasdaq on February 11, 2000, the Euronext Amsterdam market was criticized by the media for allowing trading in shares of Via Net.Works Inc. to start before trading started on Nasdaq. Prior to the start of trading of these shares on Nasdaq, trading on the Euronext Amsterdam market opened and closed at a price of €89 per share. After the close of trading on the Amsterdam market, trading on the Nasdaq opened at a price of $41 per share. At the start of the next trading day, Via Net.Works Inc. share price on the Amsterdam market dropped to €50 per share. The STE (the predecessor of the AFM) conducted an inquiry into the listing of Via Net.Works. In 2002, the AFM notified Euronext Amsterdam that it had decided not to fine or sanction the company in connection with this initial public offering. This decision is final.

        Following the initial public offering, legal proceedings were instituted against the Amsterdam Exchanges N.V., the predecessor of Euronext Amsterdam, by a private investor and the Via Net.Works Foundation, claiming to represent approximately 600 investors and currently claiming compensation in respect of trading losses of approximately €11 million. Euronext Amsterdam is strongly defending itself against these claims. The private investor claim (€250,000) and Foundation claim were both dismissed by the District Court of Amsterdam. Appeals were filed by the parties with the Amsterdam Court of Appeals and judgment is pending in both cases.

  NCP

        To date, 48 dealers on the French Derivative Markets (NCPs) have filed similar claims on several dates against Euronext Paris before the Paris Commercial Court, claiming damages due to the malfunction of the IT platform for derivatives trading at the time of the migration from floor to screen trading, and also to the development of automated price injection models, which strongly reduced their own trading activity.

        Damages claimed to date total €73.8 million. Since the basis of the claim and its legal grounds were considered unclear, no provision was recorded as of December 31, 2005 or as of June 30, 2006.

  Trading Technologies

        Euronext's subsidiary, GL TRADE, is involved in a litigation initiated by Trading Technologies in the U.S., which also concerns other companies in the same industry as GL TRADE. Trading Technologies alleges infringement of its patents relating to trading screen technology. Trading Technologies has not yet specified the amount of damages it is seeking. Since it pre-existed Trading Technologies by many years, GL TRADE believes that it has a strong "prior art" defense and therefore did not record a provision in respect of this litigation as of December 31, 2005 or as of June 30, 2006.

Supervisory Board and Managing Board

        Euronext has a two-tier governance structure with a supervisory board composed of non-executive members and a managing board composed of Euronext's senior executive officers.

  Supervisory Board

        Euronext's articles of association provide that the supervisory board may comprise up to twelve members. There are currently 11 members. supervisory board members serve four-year terms. The following individuals currently serve on the supervisory board:

        Jan-Michiel Hessels (Chairman)
        Dominique Hoenn (Vice-Chairman)
        René Barbier de la Serre
        Rijnhard de Beaufort
        Sir George Cox
        André Dirckx
        Patrick Houël
        Baron Jean Peterbroeck
        Ricardo Salgado
        Rijnhard van Tets
        Sir Brian Williamson

        All of the current members of Euronext's supervisory board will be members of NYSE Euronext's board of directors. For biographical information on the members of Euronext's supervisory board, see "Directors and Management of NYSE Euronext After the Combination."

  Managing Board

        The following individuals currently serve on the managing board of Euronext:

Name	Position
Jean-François Théodore	Chief Executive Officer and Chairman of the Managing Board
Joost van der Does de Willebois	Chief Financial Officer and Managing Board Member
Hugh Freedberg	Managing Board Member
Olivier Lefebvre	Managing Board Member
Miguel Athayde Marques	Managing Board Member

        For biographical information on the members of Euronext's managing board, see "Directors and Management of NYSE Euronext After the Combination."

Supervisory Board Compensation and Indemnification

        Euronext supervisory board members (other than the chairman and vice-chairman) are entitled to an annual fee of $43,576. The vice-chairman is entitled to an annual fee of $49,801, and the chairman is entitled to an annual fee of $62,251. Euronext supervisory board members are also reimbursed for out-of-pocket costs and expenses related to Euronext supervisory board membership. Euronext supervisory board members do not participate in Euronext's equity compensation plans or other incentive plans, and Euronext does not make loans to Euronext supervisory board members.

        Euronext supervisory board members who serve on committees are entitled to additional remuneration. The chairman of the audit committee receives an annual fee of $12,451, and members of the audit committee receive an annual fee of $9,338. The chairman of each of the remuneration/nomination/corporate governance committee and the IT committee receives an annual fee of $7,470, and members of these two committees receive an annual fee of $6,226.

        Mr. Hessels and Mr. van Tets also serve on the supervisory board of Euronext Amsterdam N.V., a subsidiary of Euronext, and each receive an annual fee of $4,669 for their services. Mr. Dirckx has abstained from receiving remuneration for his services as a Euronext supervisory board member.

        The Euronext articles of association provide indemnification to Euronext supervisory board members and others against liability arising from their service on the Euronext supervisory board. Euronext has obtained a directors' and officers' liability insurance policy.

Executive Compensation

  Summary Compensation Table(1)

        The table below sets forth, for the last three fiscal years, the compensation of the chief executive officer of Euronext and the four most highly compensated executive officers (other than the chief executive officer) serving at the end of the last completed fiscal year. Compensation to these individuals for the years indicated consists of the following items:

  •
  salary;

  •
  bonus;

  •
  allowances and benefits in kind; and

  •
  other compensation subject to certain conditions, including stock options and pension benefits (as set forth in the table below) and long-term incentive share awards (as set forth below in the Long-Term Incentive Plans—Awards in Last Fiscal Year Table).

Long Term Compensation
Annual Compensation
Name and Title						Other Annual Compensation ($)(2)		Securities Underlying Options(3)	All Other Compensation ($)(4)
	Year	Salary ($)		Bonus ($)
Jean-François Théodore Chief Executive Officer, Chairman	2005 2004 2003	$ $ $	718,999 683,654 565,547	$ $ $	840,388 527,035 342,156	$ $ $	39,969 12,939 12,691	— — —	$ $ $	583,914 545,681 554,833
Joost van der Does de Willebois(5) Chief Financial Officer	2005 2004 2003	$ $	466,882 77,688 —	$ $	453,751 49,720 —	$ $	91,015 14,899 —	— 40,000 —	$ $	110,730 20,012 —
Hugh Freedberg Managing Board Member	2005 2004 2003	$ $ $	673,472 617,775 522,000	$ $ $	966,432 815,463 647,972	$ $ $	21,584 24,823 19,664	— 50,000 —	$ $ $	197,183 178,301 145,275
Olivier Lefebvre Managing Board Member	2005 2004 2003	$ $ $	454,432 435,053 339,328	$ $ $	479,994 279,677 205,294	$ $ $	44,736 38,906 22,453	— 20,000 —	$ $ $	44,653 172,878 138,256
Miguel Athayde Marques(6) Managing Board Member	2005 2004 2003		$435,757 — —		$423,501 — —		$46,440 — —	— — —		$145,253 — —

(1)
The figures in the table represent the U.S. dollar equivalent of payments actually earned or paid in euros, and in the case of Mr. Freedberg, actually earned or paid in pounds sterling. Amounts have been converted using the average of the exchange rates in effect during each year equal to US$1.00 = €0.8032 for 2005, US$1.00 = €0.8045 for 2004, and US$1.00 = €0.8841 for 2003, and US$1.00 = 0.5494 pounds sterling for 2005, US$1.00 = 0.5459 pounds sterling for 2004, and US$1.00 = 0.6116 pounds sterling for 2003.

(2)
These figures include the allowances and benefits in kind to which each member of Euronext's managing board is entitled during each fiscal year. In 2005, Mr. Théodore received a company car allowance of $13,875 and a telephone allowance of $24,721. In 2005, Mr. van der Does de Willebois received a car allowance of $26,546 and a housing allowance of $53,785. In 2005, Mr. Freedberg received a car allowance of $16,382. In 2005, Mr. Lefebvre received a car allowance of $25,299 and a representation allowance of $18,963. In 2005, Mr. Athayde Marques received a car allowance of $25,299 and a representation allowance of $14,940.

In 2004, Mr. Théodore received a company car allowance of $10,549. In 2004, Mr. van der Does de Willebois received a car allowance of $3,835 and a housing allowance of $10,249. In 2004, Mr. Freedberg received a car allowance of $15,886. In 2004, Mr. Lefebvre received a car allowance of $14,877 and a representation allowance of $23,657.

In 2003, Mr. Théodore received a company car allowance of $6,201 and life insurance premiums of $4,123. In 2003, Mr. Freedberg received a car allowance of $14,455. In 2003, Mr. Lefebvre received medical insurance premiums of $8,825 and life insurance premiums of $10,561.

(3)
These figures include the following numbers of stock options granted for the fiscal year ended December 31, 2004. On September 17, 2004, Mr. Lefebvre received 20,000 options, and Mr. Freedberg received 50,000 options. Such options have an exercise price of $27.74 per share, and may be exercised between September 17, 2007 and September 17, 2011. On December 24, 2004, Mr. van der Does de Willebois received 40,000 options with an exercise price of $28.13 per share. Such options may be exercised between December 24, 2007 and December 24, 2011, contingent upon continued employment by Euronext and upon Euronext earnings per share exceeding general cost-of-living indices by 4% or more. No stock options were granted to members of the Euronext managing board in 2003 or 2005.

(4)
These figures include the following contributions or payments made by Euronext for each member of the Euronext managing board under their individual retirement arrangements for the fiscal year ended December 31, 2005 for Mr. Théodore, $583,914 of insurance contract premiums; for Mr. van der Does de Willebois, $110,730 of pension contributions; for Mr. Freedberg, $197,183 of contributions to his defined contribution arrangements; for Mr. Lefebvre, $44,653 of insurance premiums; and for Mr. Athayde Marques, $145,253 of contributions to his defined contribution arrangements. For more information regarding these pension arrangements, see "Pension Arrangements for Named Executive Officers."

(5)
Mr. van der Does de Willebois did not join Euronext until November 2004.

(6)
Mr. Athayde Marques did not join Euronext until January 2005.

  Stock Option Grants in 2005

        No stock options were granted to the members of the Euronext managing board during the fiscal year ended December 31, 2005.

  Option Exercises in 2005 and Year-End Option Values

        The following table sets forth the number of Euronext shares subject to options held by the members of the Euronext managing board and the value of such options as of December 31, 2005. There were no option exercises by members of the Euronext managing board in 2005. The closing price of Euronext ordinary shares on December 30, 2005 was €44.00 (US$54.78). The value of unexercised in-the-money options represents the U.S. dollar equivalent of amounts actually valued in euros. Amounts have been converted using the average of the exchange rates in effect during the year equal to US$1.00 = €0.8032 for 2005.

			Number of Securities Underlying Unexercised Options at Fiscal Year-End
					Value of Unexercised In-The-Money Options at Fiscal Year-End ($)
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Jean-François Théodore	0	N/A	0	0	0	0
Joost van der Does de Willebois	0	N/A	0	40,000	0	$1,065,737
Hugh Freedberg	0	N/A	44,524	50,000	$1,270,053	$1,352,092
Olivier Lefebvre	0	N/A	33,926	20,000	$892,371	$540,837
Miguel Athayde Marques	0	N/A	0	0	0	0

  Long-Term Incentive Plans—Awards in Last Fiscal Year

        The following table sets forth each award made to members of the Euronext managing board under Euronext's long-term incentive plan during the fiscal year ended December 31, 2005.

			Estimated Future Payouts Under Non-Stock Price-Based Plans (Number of Shares)
Name	Number of Shares
		Performance Period	Threshold	Target	Maximum
Jean-François Théodore	10,000	1/1/2005–12/31/2007	0	10,000	12,000
Joost van der Does de Willebois	10,000	1/1/2005–12/31/2007	0	10,000	12,000
Hugh Freedberg	10,000	1/1/2005–12/31/2007	0	10,000	12,000
Olivier Lefebvre	10,000	1/1/2005–12/31/2007	0	10,000	12,000
Miguel Athayde Marques	10,000	1/1/2005–12/31/2007	0	10,000	12,000

        Under the terms of Euronext's 2005 Executive Incentive Plan, each Euronext managing board member received a conditional performance share award of 10,000 Euronext ordinary shares on September 28, 2005. These performance share awards may be increased or decreased subject to the achievement of certain performance targets relating to earnings per share such that the final number of shares received by the Euronext managing board members will range from zero to 12,000 shares.

        Participants in the plan can only receive shares under the plan if Euronext meets certain performance targets that will be measured after the completion of three financial years, including the 2005 fiscal year. The performance share awards are also contingent upon continued employment by Euronext until the EIP Award Date, which will be the date when performance shares are transferred to a participant. In no event will the EIP Award Date be prior to publication of Euronext's full year financial results for 2007. The transfer of performance shares will at all times be subject to the requirements of Euronext's Code of Conduct. Once vested, participants may only sell those performance shares needed to pay any taxes due immediately in connection with the vesting of shares under the plan. Participants must keep the remainder of the shares until the fifth anniversary of the performance share award (i.e. until September 28, 2010) before selling them. No dividends are payable on this stock until the awards have vested.

  Pension Arrangements for Named Executive Officers

        Each member of the Euronext managing board has an individual pension arrangement based on the different geographical, legal and tax backgrounds of each member:

  •
  Mr. Théodore has an insurance contract which, contingent upon continued employment with Euronext until age 60, will provide him from that age onwards an annual retirement income of $466,882, payable only upon retirement.

  •
  Mr. van der Does de Willebois is entitled to annual payments according to the following schedule: $163,496 from age 60 to 62, $245,657 from age 62 to 65, and $231,361 from the age of 65 onwards.

  •
  Each of Mr. Freedberg's and Mr. Athayde Marques' pension arrangements is based on a defined contribution plan, and is dependent on personal arrangements with third-party insurance companies. In 2005, Euronext made contributions equal to $197,183 and $145,253 on behalf of Mr. Freedberg and Mr. Athayde Marques, respectively.

  •
  Mr. Lefebvre's pension on retirement is also dependent on arrangements with third-party insurance companies. In 2005, Euronext made contributions equal to $44,653 on behalf of Mr. Lefebvre.

  Agreements for Named Executive Officers

  Terms of Appointment

        The terms of appointment for the members of the managing board are as follows:

Jean-François Théodore	Until the 2007 Annual General Meeting
Joost van der Does de Willebois	From November 1, 2004 to November 1, 2008
Hugh Freedberg	Indefinite
Olivier Lefebvre	Indefinite
Miguel Athayde Marques	From June 1, 2005 until December 31, 2008

        In accordance with the Dutch Corporate Governance Code, Euronext managing board members joining Euronext after January 1, 2004 are, in principle, and depending on local legislation and regulations, appointed as members of the managing board for renewable periods of no longer than four years. Accordingly, Mr. van der Does de Willebois has been appointed from November 1, 2004 to November 1, 2008, and Mr. Athayde Marques from June 1, 2005 to December 31, 2008. They may be re-appointed for consecutive periods of up to four years.

        Mr. Athayde Marques is the chairman of the management board of Euronext Lisbon and has an employment contract with Euronext Lisbon. Under the articles of association of Euronext Lisbon, as amended May 19, 2006, Mr. Athayde Marques's appointment as chairman of Euronext Lisbon may be renewed for periods of four years. His employment contract with Euronext Lisbon therefore runs from January 1, 2005 to December 31, 2008. In accordance with the Dutch Corporate Governance Code, Mr. Athayde Marques has been appointed as a member of the managing board of Euronext for a period of no longer than four years, i.e. until December 31, 2008.

  Employment Agreements

        Mr. Freedberg and Mr. Lefebvre each have an employment contract or service contract with the subsidiary of Euronext by which each was originally employed prior to the Euronext merger in September 2000 or, in the case of Mr. Freedberg, Euronext's acquisition of LIFFE Administration and Management in 2002. With the exception of the employment contracts of Mr. van der Does de Willebois with Euronext Amsterdam and Mr. Athayde Marques with Euronext Lisbon, all contracts pre-date the Euronext merger (or, in the case of Mr. Freedberg, Euronext's acquisition of LIFFE Administration and Management) and are still in force. Mr. Théodore has no written employment contract.

        The Euronext supervisory board, at the recommendation of the remuneration committee, adopted a remuneration policy for the remuneration of the Euronext managing board for 2005 onwards. This policy was approved by the annual general meeting in 2005. Under the remuneration policy, performance criteria include achievement of EBITA and EPS growth targets, and the attainment of certain strategic goals and individual performance objectives. Any significant amendment to this remuneration policy will be put to the shareholders for their approval.

  Jean-François Théodore

        Mr. Théodore has no written terms of employment. Mr. Théodore's services are governed by a mandate issued in 1990 by Euronext Paris S.A. (formerly Société des Bourses Françaises and Paris Bourse S.A), a wholly owned subsidiary of Euronext. The mandate has an indefinite term, and may be terminated by either party without notice at any time.

        In 2000, Mr. Théodore was appointed member and chairman of the managing board by Euronext's supervisory board. In 2005, at the recommendation of the Euronext supervisory board, Euronext's annual general meeting approved the remuneration policy applying to members of the Euronext managing board. All conditions related to Mr. Théodore's compensation, incentives and other benefits are governed by the remuneration policy described above, Dutch Corporate Governance requirements and applicable French law.

  Joost van der Does de Willebois

        Mr. van der Does de Willebois has an employment agreement with Euronext Amsterdam, a wholly owned subsidiary of Euronext. His contract term began on November 1, 2004 and will cease on October 31, 2008. The contract is renewable, each time for a period of no more than four years. If the initial contract is not to be extended, Mr. van der Does de Willebois must receive notice before December 31, 2007. Under the terms of the contract, Mr. van der Does de Willebois is entitled to an annual salary of $466,882 with an annual bonus potential of up to 125% of annual salary. Performance criteria for Mr. van der Does de Willebois are based on the remuneration policy applicable to members of the managing board, as described above. Mr. van der Does de Willebois is eligible to participate in the Euronext Amsterdam pension scheme, and Euronext Amsterdam will make such annual contributions as required by the scheme rules.

        Mr. van der Does de Willebois is entitled to lease a car in accordance with the car lease scheme of Euronext Amsterdam. A company car and chauffeur shall be at the disposal of Mr. van der Does de Willebois for travel relating to his activities in and around Amsterdam, including commuting.

        Euronext Amsterdam may terminate Mr. van der Does de Willebois's employment upon six months' notice, and Mr. van der Does de Willebois may terminate his employment upon three months' notice.

        If Mr. van der Does de Willebois's employment is terminated during the term of his contract, he will be entitled to a maximum severance payment equal to one year's annual salary. If this amount of severance pay is considered to be unreasonable by the supervisory board, the severance payment may be increased to two years' annual salary. In the event of failing performance, as referred to in the Dutch Corporate Governance Code, no severance pay will be awarded.

  Hugh Freedberg

        Mr. Freedberg has an employment agreement with LIFFE Administration and Management, a wholly owned subsidiary of Euronext. Mr. Freedberg's contract term began on October 12, 1998 and is for an indefinite period. Mr. Freedberg is entitled to an annual salary of $673,462 with an annual bonus potential of up to 225% of annual salary. Performance criteria for Mr. Freedberg are based on the remuneration policy applicable to members of the managing board, as described above. Mr. Freedberg is eligible to participate in the LIFFE Retirement Benefits Plan or a Personal Pension scheme, at the discretion of LIFFE Administration and Management.

        Either LIFFE Administration and Management or Mr. Freedberg may terminate his employment upon twelve months' notice. Mr. Freedberg may receive compensation in lieu of such notice. Such compensation will be calculated based on annual salary and benefits only (excluding bonuses), with the total cost of benefits not to exceed 33% of annual salary.

  Olivier Lefebvre

        Mr. Lefebvre has a service arrangement with Euronext Brussels, a wholly-owned subsidiary of Euronext. Mr. Lefebvre began providing such services on January 1, 1996, and his arrangement has an indefinite term. Mr. Lefebvre is entitled to an annual salary of $473,108 with an annual bonus potential of up to 125% of annual salary. Performance criteria for Mr. Lefebvre are based on the remuneration policy applicable to members of the managing board, as described above. Mr. Lefebvre is also eligible to participate in a personal insurance policy, which includes a pension provision.

        Mr. Lefebvre is entitled to a company car and driver supplied by Euronext Brussels.

        Either Euronext Brussels or Mr. Lefebvre may terminate his services upon six months' notice. Mr. Lefebvre may receive compensation in lieu of such notice. Euronext Brussels will indemnify Mr. Lefebvre for any arbitration costs in case of a dispute regarding his arrangement with Euronext Brussels.

  Miguel Athayde Marques

        Mr. Athayde Marques has an employment agreement with Euronext Lisbon, a wholly owned subsidiary of Euronext. Mr. Athayde Marques's contract term began on January 1, 2005 and will cease on December 31, 2008. His contract may be renewed, each time for a period of no more than four years. Under the terms of the contract, Mr. Athayde Marques is entitled to an annual salary of $435,757 with an annual bonus potential of up to 125% of annual salary. Performance criteria for Mr. Athayde Marques are based on the remuneration policy applicable to members of the Euronext managing board, as described above. Mr. Athayde Marques is eligible to participate in a qualified pension or other retirement investment plan, and Euronext shall make annual contributions to such plan of up 20% of his fixed salary, but no less than such lower limits that may be set by Portuguese or fiscal or other statutory bodies.

        Mr. Athayde Marques is entitled to a fully expensed company car with driver.

        If Euronext Lisbon terminates Mr. Athayde Marques' employment before the end of the agreement term and for a reason other than the existence of a legal ground to the unilateral termination of mandate due to "justa causa," Euronext Lisbon must provide six months' written notice.

        If the agreement is terminated by Euronext without the observance of the notice period, Euronext Lisbon will pay to Mr. Athayde Marques an amount equal to the annual salary and other benefits that would be payable to him during the unobserved notice period. Mr. Athayde Marques also undertakes to observe a six-month written notice period to renounce his mandate and unilaterally terminate the employment agreement.

Compensation Committee Interlocks and Insider Participation

        The following individuals served as members of the combined nomination/remuneration/corporate governance committee of Euronext during the fiscal year ended December 31, 2005:

        Jan-Michiel Hessels (Chairman)

        Sir George Cox

        André Dirckx

        Dominique Hoenn

        Ricardo Salgado

        None of these individuals was, during the fiscal year, an officer or employee of Euronext or any of its subsidiaries. None of these individuals was formerly an employee of Euronext or its subsidiaries.

Certain Relationships and Related-Party Transactions

        Mr. Salgado, a member of Euronext's supervisory board, is a member of the executive board of the Espirito Santo Group, a Portuguese financial institution with which Euronext conducts business. Due to the nature of Euronext's business, it has relationships with all financial institutions, including the Espirito Santo Group. The Euronext supervisory board has determined that Mr. Salgado's interest in Euronext's business relationship with the Espirito Santo Group is not material.

        Mr. Hoenn, a member of Euronext's supervisory board, is an adviser to the board of BNP Paribas S.A., a financial institution that provides advisory services to Euronext. The Euronext supervisory board has determined that Mr. Hoenn's interest in Euronext's business relationship with BNP Paribas is not material.

        Mr. van Tets, a member of Euronext's supervisory board, is an adviser to the board of ABN AMRO Bank N.V., a financial institution that provides advisory services to Euronext. The supervisory board has determined that Mr. van Tets' interest in Euronext's business relationship with ABN AMRO Bank is not material.

        Euronext has made no loans or guarantees to members of the Euronext managing board or supervisory board.

Beneficial Ownership of Management

        The following table sets forth information concerning ownership by the members of Euronext's supervisory board and managing board of Euronext shares as of December 31, 2006. The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under such regulations, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has voting or investment power.

Name and Address of Beneficial Owner	Number of Shares of Common Stock		Percentage of Class
Supervisory Committee Members:
Jan-Michiel Hessels	0		*
Dominique Hoenn	0		*
René Barbier de la Serre	0		*
Rijnhard de Beaufort	0		*
Sir George Cox	0		*
André Dirckx	0		*
Patrick Houël	0		*
Baron Jean Peterbroeck	5,000		*
Ricardo Salgado	0		*
Rijnhard van Tets	0		*
Sir Brian Williamson	0		*
Managing Board Members:
Jean-François Théodore	100,849		*
Hugh Freedberg	44,524		*
Olivier Lefebvre	33,926		*
Miguel Athayde Marques	0		*
Joost van der Does de Willebois	0		*
All directors, and executive officers as a group (14 individuals in total)	184,299	(1)	*	%

*
Less than 1%.

(1)
Includes exercisable options held by Messrs. Freedberg and Lefebvre with respect to 44,524 and 33,926 shares of Euronext shares, respectively.

Major Shareholders and Affiliates

        The following table sets forth information concerning persons Euronext knows or understands based on public filings to be beneficial owners of more than five percent of Euronext's common shares as of February 14, 2007. The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under such regulations, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has voting or investment power.

Shareholder Name and Address	Number of shares	Percentage of share capital	Number of voting rights	Percentage of voting rights
Atticus Capital LP (Mr. Timothy R. Barakett)(1) 152 West 57th Street, New York, NY 10019, USA	11,069,136	9.83%	11,069,136	9.83%
Crédit Suisse Securities (Europe) Limited(2)	5,819,829	5.17%	5,819,829	5.17%
Euronext	1,982,400	1.76%	1,020,053	0.85%
Public and other investors	93,685,894	83.24%	93,685,894	84.15%
Total	112,557,259	100%	111,408,152	100%

(1)
Based on Atticus Capital LP's filing with the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten, or "AFM") as of November 1, 2006. Atticus wrote to Euronext on Feburary 14, 2007 to indicate an increase in its shareholding to 15,451,711 shares, but has not made an official filing in this regard.

(2)
Based on Crédit Suisse Securities (Europe) Limited's filing with the AFM as of January 12, 2007.

        No major shareholder has different voting rights than Euronext's other shareholders. To the best of Euronext's knowledge (1) no person other than those listed above directly or indirectly held 5% or more of its shares or voting rights as of February 14, 2007; (2) Euronext is not directly or indirectly owned or controlled by another corporation, by any non-U.S. government or by any other natural or legal person severally or jointly; and (3) there are no shareholders' or other agreements relating to the voting of its shares.

SELECTED HISTORICAL FINANCIAL DATA OF EURONEXT

        The following table sets forth selected consolidated financial data for Euronext. The selected IFRS balance sheet data as of December 31, 2005, 2004 and 2003 and the selected IFRS income statement data for each of the years in the three-year period ended December 31, 2005 have been derived from the audited consolidated financial statements and related notes set forth on pages FIN-114 to FIN-207 of this document. The selected IFRS balance sheet data as of June 30, 2006 and selected IFRS income statement data for the six months ended June 30, 2006 and 2005 have been derived from the unaudited interim condensed consolidated financial statements and related notes set forth on pages FIN-88 to FIN-113 of this document. The selected IFRS balance sheet data as of December 31, 2001 and 2002 and the selected IFRS income statement data for each of the years in the two-year period ended December 31, 2002 have been derived from audited consolidated financial statements and related notes not included in this document. The selected IFRS balance sheet data as of June 30, 2006 and the operating data for the six months ended June 30, 2006 and 2005 include, in the opinion of management, all adjustments considered necessary for a fair statement of such data. The results of operations for the six months ended June 30, 2006 and 2005 are not necessarily indicative of results that may be expected for the entire year, nor is the information below necessarily indicative of Euronext's future results. The information presented here is only a summary, and it should be read together with the audited consolidated financial statements set forth on pages FIN-114 to FIN-207 and the unaudited interim condensed consolidated financial statements set forth on pages FIN-88 to FIN-113 of this document, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations of Euronext."

        Euronext's consolidated financial statements have been prepared in accordance with IFRS as adopted by the European Union, which differ in certain significant respects from U.S. GAAP. For a description of the principal differences between IFRS and U.S. GAAP as they relate to Euronext and to its consolidated subsidiaries, and for a reconciliation of Euronext's shareholders' equity and net income to U.S. GAAP, see Note 3.14 to the audited consolidated financial statements on pages FIN-197 to FIN-207 of this document, and Note 11 to the unaudited interim condensed consolidated financial statements on pages FIN-101 to FIN-113 of this document. U.S. GAAP shareholders' equity and net income data presented in the following tables has been derived from these Notes. Other U.S. GAAP data presented in the following tables has been derived from unaudited analyses prepared by Euronext from its accounting records.

	Six Months ended June 30,		Year ended December 31,
	2006(5)	2005	2005(4)	2004	2003(3)	2002(1)(2)	2001
(IFRS)	(in millions of euros, except share and per share data)
Results of Operations
Revenues
Cash trading	€150.1	€100.8	€215.7	€189.7	€187.5	€190.5	€177.4
Listing fees	22.9	20.8	63.1	43.3	30.7	38.4	49.7
Derivatives trading	205.0	162.2	331.9	324.9	300.0	290.1	84.3
Clearing	—	—	—	—	165.1	183.7	172.8
MTS fixed income	12.4	—	1.4	—	—	—	—
Settlement and Custody	7.0	22.0	39.3	33.1	28.2	29.1	33.3
Information services	54.3	43.9	93.6	87.3	91.2	92.1	64.3
Sale of software	89.9	103.2	195.2	186.0	172.5	148.5	101.6
Other income	16.1	8.3	21.7	22.5	15.8	24.2	14.5

Total revenues	557.7	461.2	961.9	886.8	991.0	996.6	697.9
Expenses
Salaries and employee benefits	130.7	131.6	264.4	272.0	267.8	296.6	199.0
Depreciation	14.2	33.3	49.7	67.4	67.6	74.1	36.7
Goodwill amortization(6)	—	—	—	39.9	64.8	53.1	19.0
IT expenses	82.4	56.5	139.8	129.3	187.8	176.5	176.8
Office, telecom and consultancy	64.3	51.5	98.8	84.4	86.2	100.5	74.6
Accommodation	22.8	26.4	50.1	51.0	52.9	52.4	20.1
Marketing	11.0	7.4	15.6	15.3	19.3	16.1	20.1
Other expenses	11.9	14.5	25.0	27.3	35.7	42.6	52.6

Operating expenses	337.3	321.2	643.4	686.6	782.1	811.9	598.9

Profit from operations	220.4	140.0	318.5	200.2	208.9	184.7	99.0
Net financing income (expense)	8.3	7.1	13.4	7.7	23.6	(0.5)	81.6
Impairment of investments	—	—	—	—	(47.1)	—	—
Gain on disposal of discontinued operation	—	—	—	—	175.1	—	—
Gain (loss) on sale of associates and activities	15.5	—	9.1	4.4	(1.2)	97.4	33.8
Income (loss) from associates	19.3	2.7	18.5	3.3	2.4	(4.2)	5.6

Total	43.1	9.8	41.0	15.4	152.8	92.7	121.0
Profit before tax	263.5	149.8	359.5	215.6	361.7	277.4	220.0
Income tax expense	64.3	44.7	104.3	54.8	134.6	92.6	86.0

Profit for the period	199.2	105.1	255.2	160.8	227.1	184.8	134.0

Attributable to shareholders of the parent company	193.7	98.4	241.8	149.7	211.7	166.2	127.3
Minority interests	5.5	6.7	13.4	11.1	15.4	18.6	6.7

Basic earnings per share	1.74	0.88	2.18	1.28	1.77	1.39	1.20
Diluted earnings per share	1.73	0.87	2.17	1.28	1.76	1.38	1.19
Basic weighted average shares outstanding	111,047,780	112,176,426	110,603,062	116,786,810	119,419,446	118,942,571	105,879,031
Diluted weighted average shares outstanding	111,947,534	112,635,254	111,105,390	117,277,653	120,207,882	119,761,119	106,763,098
Dividends declared per share(7)
Euro	—	—	4.00	0.60	0.50	0.45	0.35
US$	—	—	4.74	0.81	0.63	0.47	0.31

		At December 31,
	At June 30, 2006
		2005	2004	2003	2002	2001
(IFRS)	(in millions of euros)
Balance sheet
Property and equipment	€43.5	€50.7	€88.6	€108.7	€112.2	€57.3
Investment property	4.9	—	—	—	—	—
Intangible assets	869.8	837.7	771.8	739.9	1.011.6	324.1
Cash and cash equivalents	547.1	429.5	523.7	496.8	959.2	950.9
Total assets	2,680.8	2,601.7	2,352.6	2,389.6	7,213.3	4,543.6
Current financial liabilities	18.2	27.5	11.7	222.3	80.6	1.1
Non-current financial liabilities	399.8	377.2	365.9	—	246.1	5.6
Total liabilities	1,180.0	846.9	808.2	711.4	5,633.1	3,211.9
Minority interests	29.0	33.6	21.0	33.2	71.8	16.5
Total shareholders' equity	1,471.7	1,721.3	1,523.4	1,645.0	1,508.4	1,315.1

	Six Months ended June 30		Year ended December 31,
	2006(5)	2005	2005(4)	2004
(U.S. GAAP)	(in millions of euros, except per share data)
Results of operations
Revenues	€536.4	€456.4	€945.5	€881.1
Operating expenses	346.3	331.0	665.7	681.2
Operating income	190.1	125.4	279.8	199.9
Net income	169.7	100.5	221.1	173.9
Basic earnings per share	1.53	0.90	2.00	1.49
Diluted earnings per share	1.51	0.89	1.99	1.48
Basic weighted average shares outstanding	111,047,780	112,176,426	110,603,062	116,786,810
Diluted weighted average shares outstanding	112,113,185	112,738,045	111,148,538	117,488,361
Dividends declared per share
Euro	—	—	4.00	0.60
US$	—	—	4.74	0.81
		At December 31,
	At June 30, 2006
		2005	2004
(U.S. GAAP)	(in millions of euros)
Balance sheet
Property and equipment	€42.0	€49.2	€87.7
Intangible assets	1,096.5	1,104.0	1,133.3
Short-term financial investments and cash and cash equivalents	699.2	687.3	606.7
Total assets	2,968.5	2,922.9	2,713.6
Current financial liabilities	14.0	8.9	11.6
Non-current financial liabilities	364.6	377.2	365.9
Total liabilities	1,383.8	1,061.2	1,049.1
Shareholders' Equity	1,554.7	1,820.9	1,640.1

(1)
In January 2002, Euronext Group acquired all the outstanding shares of LIFFE (Holdings) plc. The total consideration paid amounted to € 926 million, including the cash settlement of outstanding options and warrants and including acquisition costs. Total goodwill in relation to the acquisition amounted to €647 million. In addition to own funds used for an amount of €476 million, the transaction was financed by a credit facility of GBP 250 million (€409 million), and the issuance of Variable Rate Guaranteed Unsecured Loan Notes for an amount of €27 million. The remainder of the loan facility (GBP 150 million) was redeemed in February 2004 with the proceeds of a GBP 250 million fixed-rate bond loan issued also in February 2004. At the same time the fixed rate was swapped to floating rate by means of an interest rate swap. The assets, liabilities, results and cash flows of LIFFE have been included in the consolidated accounts of Euronext as from January 1, 2002.

(2)
In January 2002, the Group acquired 100% of the shares of Bolsa de Valores de Lisboa e Porto (BVLP). The total consideration paid, based on the Euronext share price at the time of the acquisition and including acquisition costs, amounted to €138 million. The consideration was paid partly in cash (€35 million) and partly in newly issued Euronext N.V. shares (4.8 million shares). The assets, liabilities, results and cash flows of BVLP have been included in the consolidated accounts of Euronext as from January 1, 2002.

(3)
In June 2003 the Group reached an agreement with the London Clearing House (LCH) to merge BCC/Clearnet and LCH into a new independent UK holding company LCH.Clearnet Group Ltd. On December 22, 2003 the Group exchanged its 80% stake in BCC/Clearnet and its 17.7% interest in LCH for 49.1% of LCH.Clearnet Group Ltd. Simultaneously, Euronext sold 7.6% of these shares to third parties. The Group's 41.5% interest in LCH.Clearnet Group Ltd. is divided into ordinary shares (24.9%) and Redeemable Convertible Preference Shares (16.6%). Euronext recorded a gain on disposal of discontinued operation of €175 million in connection with the transaction. As from December 22, 2003, Euronext no longer records clearing revenues, but instead accounts for its interest in LCH.Clearnet Group Ltd. under the equity method, recording its share of income under "Income from associates."

(4)
On July 22, 2005, Euronext formed Atos Euronext Market Solutions as a continuation and expansion of its pre-existing Atos Euronext relationship with Atos Origin. The main assets Euronext contributed were the activities of LIFFE Market Solutions, the information technology division of its derivatives trading business Euronext.liffe, and its 50% stake in Atos Euronext. Atos Origin contributed its own 50% share in Atos Euronext, plus other major assets from market-related businesses, including middle- and back-office solutions, and its 51% stake in the connectivity platform Bourse Connect. The transfer of the activities of LIFFE Market Solutions to AEMS led to a significant reduction in Euronext's salaries and employee benefit costs, consultancy expenses, other office, telecom and consultancy costs and depreciation charges, and a parallel increase in IT expenses, which from the date of creation of AEMS include all IT expenses related to Euronext.liffe.

(5)
In January 2006, Euronext completed the sale of the Belgian central securities depository CIK N.V./SA, a wholly-owned subsidiary of Euronext Brussels, to Euroclear. In exchange for this asset, Euronext received an additional 0.4% stake in Euroclear.

(6)
As from January 1, 2005, the Group no longer amortizes goodwill relating to acquisitions made before March 31, 2004 as part of a business combination, in line with IFRS 3.

(7)
Dividends declared with respect to 2005 consist of a €1 per share ordinary dividend. In addition, a €3 per share capital reduction was made.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS OF EURONEXT

        The following discussion and analysis should be read in conjunction with Euronext's audited consolidated financial statements as of and for the years ended December 31, 2005, 2004 and 2003 and with Euronext's unaudited interim condensed consolidated financial statements as of and for the six-month periods ended June 30, 2006 and 2005 included herein. Euronext's consolidated financial statements have been prepared in accordance with IFRS as adopted by the European Union. IFRS differ in certain material respects from generally accepted accounting principles in the United States of America. For a discussion of certain material differences between IFRS and generally accepted accounting principles in the United States, see "Summary of Material Differences Between IFRS and U.S. GAAP" below and the related notes in Euronext's consolidated financial statements.

Overview

        Since it was founded in 2000, Euronext has been committed to promoting the integration and consolidation of Europe's capital markets and increasing the efficiency of cross-border trading. In pursuit of that objective, Euronext has pursued opportunities to consolidate and integrate its markets, most notably through the adoption of a harmonized rulebook and the integration of the Group's trading platforms through a four-year migration plan that was completed in 2004. These efforts, combined with Euronext's efforts to streamline its organizational structure to create a cross-border, business-oriented organization based on strategic business units, have allowed Euronext to reduce operating costs and to eliminate redundancies.

        As a result of Euronext's continued efforts to cut operating costs and increase its revenues, despite an increasingly competitive market and sometimes turbulent market conditions, net income increased from €149.7 million in 2004 to €241.8 million in 2005. In 2003, Euronext's net income amounted to €211.8 million, but reflected in large part the one-off capital gain it recorded on its sale of BCC/Clearnet. Aside from this one-off gain, the changes in net income during the period under review primarily reflected changes in profit from operations, which amounted to €208.9 million in 2003, €200.2 million in 2004 and €318.5 million in 2005. Over the three-year period, Euronext's profit from operations increased as a percentage of revenues from 21.1% in 2003 to 22.6% in 2004 to 33.1% in 2005.

        Net income and profit from operations continued to increase in the first half of 2006. High trading activity combined with strict cost control produced a 57.3% increase in profit from operations, from €140.1 million in the first half of 2005 to €220.3 million in the first half of 2006. As a percentage of revenues, profit from operations increased from 30.4% in the first half of 2005 to 39.5% in the first half of 2006.

Sources of Revenue and Principal Expense Items

  Operating revenues

  Cash trading

        Euronext generates cash trading revenue from fees charged primarily for the execution of trades of equity and debt securities and other cash instruments on Euronext's cash market, which is comprised of the separate cash markets operated in Amsterdam, Brussels, Paris and Lisbon. For historical reasons relating to Euronext's prior ownership of Clearnet, part of the trading fee consists of a commission paid by LCH.Clearnet to Euronext as a retrocession. These payments were recorded by Euronext as part of its cash trading revenues in 2005 and 2004. In 2003, these payments were recorded as clearing revenues since Clearnet was consolidated in Euronext's accounts until the end of 2003.

        Euronext has implemented a harmonized fee structure for its cash trading activity, which was most recently updated in February 2005. Under the current fee structure:

  •
  For trading in equities, there are three different fee packages. The first package involves a flat fee per trade and no minimum activity charge. The other two packages involve a monthly minimum activity charge and a fee per trade calculated on a sliding scale based on volume and the level of the minimum activity charge. An ad-valorem fee based on transaction size is also applied to each trade. No order fee is charged so long as the order/trade ratio does not exceed a specified level.

  •
  For trackers and investment funds, a flat fee is charged for each order placed, and an ad-valorem fee based on transaction size is applied to each trade.

  •
  For warrants and certificates, a flat fee is charged for each order placed, and a flat fee per trade is charged.

  •
  For bonds, no order fee is charged as long as the order/trade ratio does not exceed a specified level, and a fee per trade is charged according to a sliding scale based on volume.

        The retrocession for cash trading activity from LCH.Clearnet is based, in the case of Euronext Paris, on a fixed amount per trade from each side of the transaction plus a variable amount that is based on a percentage of the value of the trades cleared. The retrocession for each of Euronext Amsterdam, Brussels and Lisbon is based on a flat percentage (which varies by exchange) of clearing fees collected by LCH.Clearnet in respect of trades on such exchange's cash market. The fee amounts are determined under the clearing agreement between LCH.Clearnet and Euronext's continental European exchanges, and increased on an annual basis during the 2004-2006 period. For more information concerning the relationship between Euronext and LCH.Clearnet, see "Information About Euronext—Post-Trade Service Providers—Euronext's Relationship with LCH.Clearnet."

        Revenue from cash trading in any given period depends primarily on the number of trades executed on Euronext and the average price per trade charged for their execution. The level of trading activity is heavily influenced by general market conditions. Other factors may include the number and financial health of companies listed on Euronext's cash markets, and general competitive conditions.

  Listing fees

        Listing fees comprise admission fees paid by issuers to list securities on the cash market, annual fees paid by companies whose financial instruments are listed on the cash market, and corporate activity and other fees, consisting primarily of fees charged by Euronext Paris for centralizing shares in initial public offerings and tender offers. Revenues from listing fees primarily relate to shares.

        Euronext has adopted a common set of listing fees for Euronext Paris, Euronext Amsterdam and Euronext Brussels. Under the harmonized fee book, domestic issuers (i.e., those from France, the Netherlands and Belgium) pay admission fees based on market capitalization to list their securities (in Portugal, the admission fee is based on the product of the number of shares to be listed and the nominal value per share), as well as annual fees based on the number of shares listed (in Portugal, the annual fee is based on the product of the number of shares listed and the nominal value per share). Subsequent listings of securities receive a 50% discount on admission fees. Non-domestic companies are charged admission and annual fees on a similar basis but are subject to lower maximum admission fees and annual fees. Euronext Paris also charges centralization fees for collecting and allocating retail investor orders in initial public offerings and tender offers. Listing fees are recognized upfront except for annual fees, which are recognized ratably throughout the year.

        The revenue Euronext derives from listing fees is primarily dependent on the number and size of new company listings and tender offers. The number and size of new company listings and tender offers in any period depends primarily on factors outside of Euronext's control, including general economic conditions in Europe and in France, the Netherlands, Belgium and Portugal (in particular, stock market conditions) and the success of competing stock exchanges in attracting and retaining listed companies.

  Derivatives trading

        Revenue from derivatives trading consists of fixed per-contract fees for the execution of trades of derivatives contracts on Euronext's derivatives markets in Paris, London, Amsterdam, Brussels and Lisbon. Revenues are driven by the number of trades and fees charged per contract. The principal types of contracts traded are equity and index products and short-term interest rate products, which contributed 33% and 59%, respectively, of trading revenues in 2005. Trading in equity products is primarily driven by price volatility on equity markets and indices and trading in short-term interest rate products is primarily driven by volatility resulting from uncertainty over the direction of short-term interest rates. The level of trading activity is largely outside of Euronext's control.

        Euronext has recorded retrocession fees from LCH.Clearnet in respect of trades executed on Euronext's continental derivatives markets under derivatives trading revenues in 2005 and 2004. In 2003, these payments were recorded as clearing revenues since Clearnet was consolidated in Euronext's accounts until the end of 2003. The retrocession for derivatives trading activity from LCH.Clearnet is based, in the case of Euronext Paris, on a fixed amount per transaction from each side of the transaction plus a variable amount that is based on a percentage of the value of the trades cleared. The retrocession for each of Euronext Brussels and Euronext Lisbon is based on a flat percentage (which varies by exchange) of clearing fees collected by LCH.Clearnet in respect of trades on such exchange's derivative market. No retrocession fee is paid with respect to trading on Euronext Amsterdam's derivatives market.

        Euronext.liffe's fee grid varies by type of contract and by type of member. With respect to the various contracts available through Euronext.liffe, fees are charged as follows:

  •
  Individual equity options: a flat fee per lot is charged in all Euronext.liffe business centers, except in Paris (where fees are dependent on order size) and in Amsterdam (where the fees are capped).

  •
  Individual equity futures: this type of contract is available in Lisbon and London, in respect of which a flat fee is charged per lot.

  •
  Index products: fees for these products in Amsterdam and Brussels are based on a flat fee per contract depending on premium size, and are capped in Amsterdam above a certain level. Fees in Paris are based on a flat fee per contract with a maximum of 1% of the traded amount. Fees in London and Lisbon are based on a flat fee per lot.

  •
  BClear: this is one of three services for wholesale equity derivatives that Euronext launched in 2005. The fee structure is based on a per lot fee per side up to a fee cap.

  •
  Interest rate products: these products are available in London, in respect of which a fee is charged per lot.

  •
  Commodity products: these products are available in London and Paris, in respect of which a flat fee is charged per lot.

        Each Euronext.liffe center, except for Lisbon, provides preferred rates to market makers as follows:

  •
  In London, with respect to single equity options, market makers may be categorized as primary market makers (PMM) or designated market makers (DMM), which are exempt from transaction charges or receive fee discounts on business they transact in a market making capacity. A separate DMM category exists for the FTSE 100 Index options contract (ESX) as well as a specific regime that governs trades in the FTSEurofirst contract.

  •
  In Amsterdam, market makers pay a liquidity provider fee (€0.10 per lot) based on the category, or Euronext Class Combination (ECC), in which a market maker falls.

  •
  In Paris, market makers pay either €0.30 or €0.40 per lot for orders of up to 6,000 lots, depending on whether they act as a permanent market maker (PMM) or responding market maker (RMM). For orders above 6,000 lots, PMMs or RMMs pay €80 per trade.

  •
  In Brussels, market makers are eligible for a low fee, equivalent to the liquidity provider fee in Amsterdam on equity options.

  MTS fixed income

        In November 2005, Euronext acquired 51.0% of a joint venture entity, MBE Holding, which currently owns 60.37% of the voting shares of MTS. Euronext proportionally consolidated MTS for only one month in 2005, recording proportionally consolidated revenues from MTS of €1.4 million.

        Revenues from MTS are derived from membership fees, transactions fee and post trading fees for the execution of trades of cash and money market products. MTS implemented a new fee structure in January 2005 with the following principal characteristics:

  •
  For the trading of cash products on its main markets (MTS Italy, EuroMTS and MTS Deutschland), MTS charges a per trade fee calculated on a sliding scale based on annual volume. Under the new fee structure, membership fees for market makers are waived.

  •
  For the trading of money market products, MTS charges a per-trade fee calculated on a sliding scale based on annual volume.

  •
  For trading on BondVision, MTS charges a fee per trade calculated on a sliding scale based on annual volume.

  •
  Post-trading fees are calculated on the number of settlement messages.

        Revenue from MTS in any given period depends primarily on the number of trades executed on its platform and the average price per trade charged for their execution. The level of trading activity is heavily influenced by general market conditions (volatility levels in the bond markets and interest rate levels) and thus outside of Euronext's control.

  Settlement and custody

        Revenue from settlement and custody currently consists of fees for settling securities trades and fees for associated custodial services relating to securities traded in Euronext's cash markets in Lisbon, which are generated by Interbolsa. During each of the three fiscal years ended December 31, 2005, these fees also included settlement and custody fees generated by Euronext's cash markets in Brussels, which were generated by CIK (Belgium) which was sold to Euroclear in 2006. Settlement and custody fees vary by market, and are charged on a per-trade basis for settlement fees and on a fee based on the market value of the securities in question for custody services.

  Information services

        Revenue from information services consists of fees that Euronext charges to a variety of users, primarily the end-users, for the use of Euronext's real-time market data services. Euronext also collects annual license fees from vendors for the right to distribute Euronext data to third parties and a service fee from vendors for direct connection. A substantial majority of Euronext's data revenues is derived from monthly end-user fees. Euronext also derives revenues from selling historical and reference data about securities, and by publishing the daily official lists for the Euronext markets. The principal drivers of information services revenues are the number of end-users and the prices for data packages.

  Sale of software

        Revenue from sale of software primarily consists of license fees received from securities exchanges and other financial institutions for software that Euronext develops internally or licenses. Throughout the periods under review, this revenue was generated primarily by GL TRADE. In addition, until June 30, 2005, sale of software included fees received by LIFFE Market Solutions for its LIFFE CONNECT® software package. On July 1, 2005, these latter activities were transferred to AEMS.

        GL TRADE's revenues are earned mainly from annual subscriptions to its software and technology offerings (subscriptions represented approximately 75% of GL TRADE's revenues in 2005). Subscriptions generally have an initial term of two years, and are renewed annually absent notice of cancellation. Most subscription contracts are on a calendar year basis. Subscriptions are generally paid in advance. The group records revenues from subscription agreements on a pro rata basis over the life of the subscription agreements, with the unrealized portions of invoiced subscription fees recorded as deferred revenues. Because of the annual nature of subscription agreements, changes in subscription revenues typically lag developments in the markets that GL TRADE serves. Subscription fees include basic service packages. Customers are invoiced separately for GL TRADE's enhanced service packages. A portion of GL TRADE's revenues, principally for its advanced order management offering, are derived from sales of five-year software licenses, which are generally accompanied by annual maintenance and service contracts. The bulk of GL TRADE's revenues from these arrangements are recorded at the time of the license sale, while the maintenance contracts are typically renewed over time and thus generate recurrent revenues. As a result, a major license contract can have a significant impact on GL TRADE's revenues for a given period, which will not necessarily carry forward to the same extent into future periods.

  Other income

        The primary recurring items within other income are rental income, administrative services provided to LCH.Clearnet on a transitional basis following its creation and since July 1, 2005, charges to AEMS for the supply of transitional services provided by Euronext.

  Costs and expenses

        The following is a summary of Euronext's principal cost and expense categories.

  Salaries and employee benefits

        Salaries and employee benefits consist primarily of employee salaries and bonuses, compulsory social security contributions with respect to employees and pension expenses. Since January 1, 2004, this line item has included stock option expense recorded under IFRS 2.

  Depreciation

        Depreciation consists of depreciation of tangible fixed assets and intangible fixed assets (excluding goodwill) as well as write-offs on intangible assets.

  Goodwill amortization

        Euronext adopted IFRS 3 for all business combinations agreed on or after March 31, 2004. Starting January 1, 2005, Euronext no longer amortizes goodwill relating to acquisitions made before March 31, 2004 as part of a business combination, in line with IFRS 3. From January 1, 2005, goodwill is assessed periodically for impairment. During 2003 and 2004, goodwill amortization primarily consisted of amortization of goodwill related to Euronext's acquisition of LIFFE. The balance of goodwill primarily related to the merger that led to Euronext's creation in September 2000, as well as goodwill relating to Euronext's acquisition of BVLP (Bolsa de Valores de Lisboa e Porto, now known as Euronext Lisbon).

  Information technology expenses

        IT expenses consist primarily of costs relating to fees paid to third-party providers of networks and information technology resources, including fees for consulting, research and development services, software rental costs and licenses, hardware rental and related fees paid to third-party maintenance providers. Since July 1, 2005, these expenses consist primarily of fees charged by AEMS for IT services relating to the operation and maintenance of Euronext's cash and derivatives trading platforms, including license fees relating to NSC and LIFFE CONNECT®.

  Office, telecom and consultancy

        Office, telecom and consultancy costs consist primarily of travel expenses, telecommunications expenses, fees for insurance and information services, third-party contracting fees and fees paid to consultants, (other than information technology consultants) attorneys and accountants.

  Accommodation

        Accommodation costs and expenses include lease payments for rented office space and related service charges for utilities, security, maintenance and cleaning and related items. Euronext is reimbursed for certain expenses by third parties, including AEMS, under sublease arrangements.

  Marketing costs

        Marketing costs consist primarily of advertising and other promotional expenses including costs relating to presentations, events, sponsorships, foreign offices and similar items.

  Other expenses

        Other expenses consist of miscellaneous costs, including irrecoverable VAT and other sundry non-income taxes, regulatory fees, production costs for information services and other miscellaneous costs.

  Net financing income

        Net financing income consists of interest income (primarily interest earned on short-term investments, deposits and cash balances with banks), interest expense, foreign exchange gains and losses, gains and losses on disposal of investments and gains and losses on revaluation of financial assets and liabilities the changes in fair value of which are booked in the income statement (primarily derivative instruments).

  Income from associates

        Income from associates consists of Euronext's share in the results of operations of associated companies (i.e., companies over which Euronext has a significant influence, but over which it does not exercise control). Euronext accounts for these entities under the equity method after taking into consideration the effect of intercompany transactions. Income from associates during the period under review primarily consisted of Euronext's share of the results of LCH.Clearnet Group Ltd. and AEMS.

  Minority interests

        Minority interests during the period under review related primarily to the approximately 60% interest held by third parties in GL TRADE and, since December 2005, the interest held by minority investors in MTS.

Recent Developments

  2006 Revenues

        On February 14, 2007, Euronext issued a press release announcing its revenue figures for the year ended December 31, 2006. The information contained in the press release is set out below. The financial information included therein is unaudited and was prepared on the basis of IFRS.

  Euronext 2006 revenues exceeded €1.1 billion, delivering an all-time record

  •
  Highest fourth quarter ever,

  •
  Full Year revenues in 2006 amounting to €1,102.2 million, up 14.6%,

  •
  Ongoing strong market conditions.

        The fourth quarter of 2006 was the second busiest quarter of the year and the highest fourth quarter ever for Euronext. In the fourth quarter of 2006, Euronext revenues increased by 5.9% compared to the same period in 2005, leading to an all-time record level of annual revenues of €1,102.2 million, an increase of 14.6% compared to 2005 revenues.

        The high level of revenues in 2006 has been driven by ongoing strong market conditions for nearly every business unit.

	Three Months ended December 31,
				Year ended December 31,
			% Change 2006/2005			% Change 2006/2005
	2006	2005		2006	2005
	(in thousands of euros)			(in thousands of euros)
Unaudited
Cash trading(1)	72,221	57,956	24.6%	286,899	215,743	33.0%
Listing fees	21,357	27,113	-21.2%	55,637	63,130	-11.9%
Derivatives trading(1)	91,571	90,844	0.8%	391,571	331,923	18.0%
MTS fixed income(2)	5,764	1,437	N.S.	24,019	1,437	N.S.
Settlement and custody	3,906	8,863	N.S.	14,553	39,280	N.S.
Information services	29,220	26,266	11.2%	112,004	93,592	19.7%
Sales of developed software	49,518	46,203	7.2%	184,607	195,212	-5.4%
Other income	8,655	7,684	12.6%	32,901	21,550	52.7%

Total revenues	282,212	266,366	5.9%	1,102,191	961,867	14.6%

(1)
In 2006, the Exchange fee collected by LCH.Clearnet on behalf of Euronext represented €56.5 million for the cash trading and €0.9 million for the derivatives trading versus respectively €41.1 million and €5.8 million in 2005.

(2)
MTS was acquired in December 2005 and since that date 51% of revenues are consolidated. Only the revenues related to the MTS-Fixed income line are disclosed, the remainder being included in Information Services and Other Income.

Breakdown by Business Units

  Cash trading

        With 219.5 million trades (up 35.1% compared to 2005), Euronext confirmed its leading position in Europe as the largest exchange in terms of number of trades and value traded on its central order book. It established a new all-time record with an average daily number of trades of 860,692 growing by 36.2% compared to 2005. The cash trading business unit has recorded its third consecutive yearly increase in revenues, with a total of €286.9 million, up 33.0% year-on-year.

  Listing fees

        Euronext ended 2006 with 142 new listings representing €21.4 billion of capital raised and an additional market capitalization of €96.0 billion. It has been the busiest year since the creation of Euronext both in terms of number and value of IPOs. 57 of these IPOs took place on Alternext. This new market totalled 75 listed companies at the end of 2006, just 18 months after its creation. The revenues for the full year 2006 amounted to €55.6 million, i.e. 11.9% below 2005. It is worth noting that 2005 revenues were significantly improved by 2 of the biggest IPOs in the world, EDF and GDF.

  Derivatives trading

        Favourable market conditions on derivatives markets enabled Euronext.liffe to deliver a strong performance and to set a new record for activity. All product lines grew on an annual basis: Equity products +23%, interest rate products +19% and commodities +16%, leading to an overall increase in volume of 21% to 730.3 million of contracts traded. Our recent OTC initiative, Bclear achieved its success after just one year in existence with 51.6 million contracts traded during the year. The overall revenues of the derivatives trading business unit out-performed last year by 18.0% reaching €391.6 million.

  MTS fixed income

        MTS revenues are 51% proportionally consolidated. In 2005, only one month of MTS revenues were accounted for. On a comparable basis and for information purposes only, the MTS fixed income revenues increased by 2.4% from 2005 to 2006.

  Settlement and custody

        The decrease in revenues in settlement and custody is explained by the sale of CIK to Euroclear as of 1 January 2006. The segment solely consists of Interbolsa, the Portuguese central securities depository, whose yearly revenues remained flat at €14.5 million despite a substantial fee decrease at the beginning of the year.

  Information services

        The information services business unit performed well in 2006 with total revenues of €112.0 million increasing by 19.7% compared to 2005, delivering another all-time record. The traditional business progressed due to the number of data packages sold throughout the world. The business unit initiated a strategic move into new services through the acquisition of CompanyNews and Hugin in order to benefit from the European Directive on Transparency and MiFID.

  Sales of developed software

        In 2006, this revenue stream consists only of GL Trade turnover whereas in 2005 it also included Liffe Market Solutions (LMS). GL Trade revenues for the full year went up from €179.0 million in 2005 to €184.6 million in 2006, i.e. a 3% growth. GL Trade made 2 acquisitions during the year, Emos Systems in July 2006 and OBMS products from Nyfix Overseas in August 2006. A third acquisition, FNX solutions is currently in progress.

  Other Income

        Other revenues increased by 52.7% from €21.5 million to €32.9 million. This is explained by the full year effect of services charged to LMS in London, improved rental income in continental Europe and full year consolidation of MTS revenues.

  2006 Third Quarter Results

        On November 16, 2006, Euronext issued a press release announcing its results for the three and nine months ended September 30, 2006. The information contained in this press release is set out below. The summary financial statement information included therein was prepared on the basis of IFRS.

  Euronext reported record results for the first three quarters of 2006.

  •
  Revenues: €820 million, up 17.9% year-on-year

  •
  Operating Profit: €312.6 million, up 38.5%

  •
  Net Profit: €271.1 million, up 62.2%

  •
  Earnings Per Share of €2.42, up 60.3%

        Euronext reported record results for the first three quarters of 2006. As a result of high levels of trading activity since the beginning of the year, Euronext revenues amounted to a historical high of €820.0 million in the first nine months of 2006, compared to €695.5 million, an increase of 17.9% from the same period in 2005. Revenues for the third quarter of 2006 outperformed revenues for the third quarter of 2005 by 11.9%, making it the highest third quarter ever.

        During the first nine months of the year, recurring expenses were kept stable. Euronext booked €36.1 million of specific advisory costs related to the corporate deals, leading to an increase in overall expenses of 8%.

        The operating profit rose by 38.5% compared to 2005 to reach €312.6 million with an operating margin of 38.1%, compared to 32.4% in 2005.

        Total income from financial investments and participations increased strongly. Net financing income was up by 22.6%. As had been already reported, a capital gain of €15.5 million was booked in relation to the sale of CIK to Euroclear on 1 January 2006. Income from associates more than tripled compared to last year; it totaled €35.1 million, mainly due to LCH.Clearnet and Atos Euronext Market Solutions for €25.4 million and €8.7 million respectively.

        As a result, the profit before tax jumped from €253.3 million to €373.7 million, an increase of 47.5% during the first three quarters of 2006 and the net profit attributable to shareholders of the parent company showed a very strong increase of 62.2% at €271.1 million, which resulted in a diluted earnings per share of €2.42, an increase of 60.3% compared to diluted earnings per share in the third quarter of 2005.

	Three months ended September 30,					Nine months ended September 30,
					% Change 2006/2005			% Change 2006/2005
	2006		2005			2006	2005
	(in thousands of euros)					(in thousands of euros)
Revenues	262,242		234,330		11.9%	819,979	695,501	17.9%
Costs and expenses	169,967		148,710		14.3%	507,371	469,814	8.0%
Operating Profit	92,275		85,620		7.8%	312,608	225,687	38.5%
Profit Before Tax	110,247		106,387		3.6%	373,711	253,322	47.5%

Net profit(1)(2)	77,411		71,186		8.7%	271,100	167,124	62.2%

EPS diluted (€)	0.69	(3)	0.64	(3)	7.8%	2.42	1.51	60.3%
Weighted number of shares (diluted)	—		—		—	112,017,084	111,007,737	—

(1)
Net profit attributable to the shareholders of the parent company.

(2)
Tax issue: taxes were positively influenced in the second quarter of 2006 (€11 million) as a result of the change in French capital gain taxation.

(3)
Quarterly EPS was calculated on the basis of the weighted number of shares for the first nine months.

  Breakdown by Business Units

  Listing

        Since the beginning of the year 88 new listings have taken place in Euronext markets, generating revenues of €34.3 million compared to €36.0 million in year to date 2005. The 2005 performance was largely increased by the Gaz de France IPO in July 2005. Segment expenses of €18.8 million included increased costs related to intense prospecting activity for international listings. Although the operating profit decreased by €5.8 million compared to 2005, an operating margin of 45.2% was still achieved.

  Cash Trading

        With 163.3 million trades registered between January and September, an increase of 37.4% compared to 2005, the first nine months of 2006 reached record high. Revenues were strong during the period, up 36.1% to €214.7 million, while costs decreased by 4.3% to €94.2 million. The operating profit showed a strong increase to €128.8 million, an increase of 87.9% compared to the same period in 2005, with an operating margin standing at 57.8%.

  Derivatives Trading

        Since the beginning of the year, the activity on each derivatives family has outperformed 2005. Growth in interest rate products was strong with 316.5 million lots versus 254.6 million in 2005, an increase of 24.3%. With regard to equity products, trading in both individual equity and index products grew by 27% compared to the same period last year. Bclear, the on-exchange facility for registering, processing and clearing wholesale equity derivatives, confirmed its success with 41.7 million lots registered. In the year to September 2006, derivatives trading generated €300 million in revenues, up 24.4%. For the first nine months of the year, the operating profit reached an historical level of €153.1 million, €22.5 million more than the operating profit for the whole year 2005 establishing an operating margin of 48.7%.

  MTS Fixed-Income

        At €18.3 million, revenues increased by 3% compared to the same period in 2005. This increase, combined with lower operating costs, which were 15.2% below their level in 2005, led to an operating margin of 25.9%.

  Information Services

        Revenues grew steadily, up 23% compared to a year ago, from €67.3 million to €82.8 million. This was achieved thanks to an increase in the number of terminals and the positive impact of the change to the pricing schedule for the data feeds. The operating profit jumped from €22.4 million in 2005 to €31.0 million in 2006, while the operating margin went up from 46.7% to 51.4% year-on-year.

  Settlement and Custody

        During the reporting period, the revenues of Interbolsa were €10.6 million resulting in an operating profit of €7.1 million. The operating margin reached 66.0% for the first three quarters of 2006.

  Sales of Software

        This segment represents the activities of GL Trade only, and no longer includes Liffe Market Solutions. From January to September 2006, the revenues of GL Trade totaled €135.1 million, including the contribution of Nyfix Overseas, which has been consolidated since September 1, 2006, EMOS was also consolidated for the first time during the third quarter 2006. Excluding changes in the consolidation scope, the revenues of GL Trade grew by 2% over the period compared to last year. The operating margin stood at 16.4% at the end of September 2006.

	Nine months ended September 30, 2006		Nine months ended September 30, 2005
Business Units—unaudited (in million of euros)	Operating Profit	Operating Margin	Operating Profit	Operating Margin
Listing	15.5	45.2%	21.3	59.1%
Cash Trading	128.8	57.8%	68.5	41.1%
Derivatives Trading	153.1	48.7%	96.6	35.8%
MTS Fixed-Income	5.9	25.9%	—	N/A
Information Services	31.0	51.4%	22.4	46.7%
Settlement & Custody	7.1	66.0%	15.7	49.9%
Sales of Software	22.2	16.4%	23.1	17.3%
Holding/Unallocated(1)	-51.0	N/A	-21.9	N/A

Total Euronext	312.6	38.1%	225.7	32.4%

(1)
Including corporate deal fees, etc.

  Operating Performance

        Staff costs increased by 2.1% from €193.3 million to €197.3 million for the first nine months of the year. Staff costs were inflated by a revaluation of the provision for 2006 bonuses due to higher profitability, and a one-off cost for transferring Necigef employees to Euroclear. During the same period, full time equivalents excluding GL Trade were reduced by 76 from 1,170 to 1,094, while GL Trade increased its FTEs by 9.

        IT costs, amounted to €125.6 million for the first three quarters of the year, compared to €96.1 million last year. IT costs for the first six months of 2006 included costs which were charged to profit, before the transfer of Liffe Market Solutions to AEMS, in other cost lines such as staff costs and depreciation. Once again, our unique IT model delivered synergies with very efficient single trading platforms.

        From January to September 2006, depreciation totaled €22.3 million, 44.5% below the level of 2005. This was a result of the LMS deal referred to above.

        Office, Telecom and Consultancy were up 30% from €74.3 million in September 2005 to €96.6 million at the end of September 2006. This increase was due to corporate deals activity, which generated €36.1 million in costs since the beginning of the year. Corporate deal related costs amounted to €15.3 million a year ago.

        Accommodation costs were reduced by 10.7% year on year, to €33.2 million from €37.2 million, as a result of the sale of CIK, the transfer of building in Lisbon and the contribution of LMS to AEMS.

        Marketing costs increased by €5.4 million year on year, in line with the launch of new products and services, as well as promotion of Euronext.

  Outlook

        After the high level of activity during the second quarter of the year (Euronext's busiest quarter ever), the third quarter was the most active third quarter since the creation of Euronext, with a promising, continuous increase in volumes month after month. October was the fourth busiest month of the year to date. Running advisory costs in the fourth quarter will stay close to third quarter levels. All in all, the fourth quarter could be as profitable as the third quarter, taking into account the traditional seasonality slow down in December.

        In October 2006, Euronext and LCH.Clearnet announced an average 15% decrease (with certain decreases of up to 26%) in fees assessed by LCH.Clearnet to clear trades on Euronext's cash markets.

Results of Operations for the Six Months Ended June 30, 2006 Compared to the Six Months Ended June 30, 2005

  Revenues

        Euronext's total revenues increased by 20.9% from €461.2 million in the first half of 2005 to €557.7 million in the first half of 2006, driven by a very high level of trading activity on Euronext markets. The following table summarizes the composition of Euronext's revenues for the first half of each of 2005 and 2006.

	Six Months ended June 30,
			% Change 2006/2005
	2006	2005
	(in thousands of euros)
Cash trading	150,135	100,827	48.9%
Listing fees	22,877	20,831	9.8%
Derivatives trading	205,017	162,242	26.4%
MTS fixed income	12,421	—	—
Settlement and custody	7,013	21,994	(68.1)%
Information services	54,265	43,881	23.7%
Sale of software	89,903	103,177	(12.9)%
Other income	16,106	8,219	96.0%

Total revenues	557,737	461,171	20.9%

  Cash trading

        Revenue from cash trading increased by 48.9% to €150.1 million in the first half of 2006, due primarily to the continuation and acceleration of the strong recovery in market activity which started in the second half of 2005. A record level of 116 million cash transactions were executed on Euronext's cash markets in the first half of 2006, a 51.6% increase over the first half of 2005 (in which 76.5 million trades were recorded) corresponding to a daily average of approximately 915,000 trades. As a consequence, trade execution and connection fees increased 45% in the first half of 2006 to €119.9 million from €82.5 million in the first half of 2005, with the average fee per trade decreasing slightly due to Euronext's sliding fee scale. The clearing fee retrocession paid by LCH.Clearnet for trades on the Euronext cash markets increased by 65.6% to €30.3 million in the first half of 2006 from €18.3 million in the first half of 2005, driven by an increase in both transaction values and in trading volume.

  Listing fees

        Listing revenues increased 9.8% from €20.8 million in the first half of 2005 to €22.9 million in the first half of 2006. The increase resulted from an increase in the number of new listings from 27 in the first half of 2005 to 62 in the first half of 2006, leading to a 28% increase in admission fees to €15.7 million. Of the 62 new listings in the first half of 2006, 28 were listed on Alternext. The increase in admission fees was partially offset by a decline in annual fees, which fell by 2% to €6.7 million in the first half of 2006, reflecting delistings or mergers during the year. As of June 30, 2006, 1,224 companies were listed on Euronext, compared to 1,293 companies as of June 30, 2005.

  Derivatives trading

        Revenue from derivatives trading increased by 26.4% to €205.0 million in the first half of 2006, driven primarily by higher volumes across the main markets and products and, to a lesser degree, by the launch in November 2005 of fully integrated transactional products, Afirm, Cscreen and Bclear. Overall, the increased volumes resulted from market volatility, strong cash markets activity and interest rate uncertainty. Overall volumes (excluding call option dividend trading activity) were 26.6% higher in the first half of 2006 than the first half of 2005, increasing from 305.4 million contracts to 386.8 million contracts. Volumes were higher in all major product categories: interest rate products increased by 18.3%, equity products by 39% and commodity products by 6%. It should be noted for purposes of this discussion (and for ease of comparison) that volume figures for the first half of 2005 have been restated to reflect changes made in the second half of 2005 to the notional sizes of various contracts, i.e., they have been treated as if they were new-style contracts by dividing their volumes by ten.

        Trading revenues from interest rate products amounted to €120 million in the first half of 2006, a 26.2% increase over the first half of 2005. The increase was due primarily to an 18.3% increase in the number of contracts traded to 209.8 million, itself due to higher volatility induced by on-going speculation over interest rate trends (and in particular interest rate decisions of the European and UK central banks). The fact that the Euro dollar contract, which negatively affected results in the first half of 2005, was not offered in 2006 also contributed to the increase in revenues.

        Equity derivatives trading revenues increased by 32.5% to €65.6 million in the first half of 2006, of which €5.9 million related to OTC trading. Excluding Bclear, volumes increased by 13% due in particular to the high level of trading activity on the cash markets. Bclear itself generated 32.8 million contracts traded in the first half of 2006; it had not been operational in the first half of 2005.

        Commodity product trading revenues increased by 7.3% to €6.1 million in the first half of 2006, driven by a 6% increase in volume, with an additional 4.6 million contracts traded.

        As a consequence of the change in the underlying contract sizes in the French market (which mechanically reduced the number of contracts traded), the clearing fee retrocession paid by LCH.Clearnet for continental derivatives trading decreased by 79% to €0.7 million in the first half of 2006.

  MTS Fixed Income

        Euronext's share of MTS' revenues amounted to €12.4 million in the first half of 2006. There were no corresponding revenues in the first half of 2005, as Euronext acquired MTS (via its joint venture with Borsa Italiana) in November 2005. On a comparable basis and for informational purposes only, Euronext's share of MTS' revenues would have amounted to €12.2 million in the first half of 2005 had Euronext held the same interest in MTS during such period.

  Settlement and custody

        The 68.1% decrease in settlement and custody revenues between the periods is due to the sale, effective January 1, 2006, of CIK, which had accounted for €12.2 million of revenues in the first half of 2005. Settlement and custody revenues in the first half of 2006, which amounted to €7 million, were generated solely by Interbolsa. These were 28% lower than those generated by Interbolsa in the first half of 2005, as a result of a change in fee structure in January 2006 and certain one-off revenues (relating to a restructuring of a Portuguese company) recorded in 2005.

  Information services

        Information services revenues increased 23.7% to €54.3 million for the first half of 2006. The increase resulted partly from revenues generated by newly consolidated companies (€1.7 million from MTS and €1.4 million from Companynews). The increase on a stand-alone basis was 17% and was due mainly to increases in the number of both cash and derivatives terminals receiving Euronext data and to the positive effect of the harmonization of the derivatives information services package implemented in July 2005.

  Sale of software

        The 12.9% decrease in revenue from the sale of software from €103.2 million in the first half of 2005 to €89.9 million in the first half of 2006 is due to the transfer of LIFFE Market Solutions to AEMS in July 2005. First half 2005 revenues included €16.2 million of software revenues generated by licenses of the LIFFE CONNECT® product by LIFFE Market Solutions, whereas first half 2006 revenues consisted solely of revenues generated by GL TRADE. GL TRADE's revenues increased by 3.4% (or €3 million) between the periods. Of this increase, €1.6 million was generated through its subsidiary OASIS, acquired in July 2005.

  Other income

        Other income nearly doubled from €8.2 million in the first half of 2005 to €16.1 million in the first half of 2006. The increase is due principally to €6.3 million in services charged to AEMS (versus none in the first half of 2005 prior to the transfer of LIFFE Market Solutions to AEMS), as well as income from services (mainly IT) provided to unconsolidated local MTS markets (€1.4 million).

  Costs and expenses

        Euronext's total costs and expenses increased by 5.1% to €337.4 million in the first half of 2006. The following table summarizes costs and expenses for the first six months of 2005 and 2006.

	Six Months ended June 30,
			% Change 2006/2005
	2006	2005
	(in thousands of euros)
Salaries and employee benefits	130,678	131,580	(0.7)%
Depreciation	14,243	33,312	(57.2)%
IT expenses	82,352	56,517	45.7%
Office, telecom and consultancy	64,294	51,496	24.9%
Accommodation	22,812	26,355	(13.4)%
Marketing	10,969	7,413	48.0%
Other expenses	12,056	14,431	(6.4)%

Total costs and expenses	337,404	321,104	5.1%

  Changes in scope of consolidation affecting costs

        The comparability of expenses between the first six months of 2005 and 2006 is affected by several changes in scope of consolidation between the periods.

  Creation of Atos Euronext Market Solutions

        On July 22, 2005, Euronext formed AEMS as a continuation and expansion of its existing AtosEuronext relationship with Atos Origin. The main assets Euronext contributed were the activities of LIFFE Market Solutions, the information technology division of its derivatives trading business Euronext.liffe (including Euronext's proprietary LIFFE CONNECT® electronic trading system), and its 50% stake in AtosEuronext. Atos Origin contributed its own 50% share in AtosEuronext, plus other major assets from market-related businesses, including middle- and back-office solutions, and its 51% stake in the connectivity platform Bourse Connect.

        The transfer of the activities of LIFFE Market Solutions to AEMS led to a significant reduction in Euronext's salaries and employee benefit costs, consultancy expenses, other office, telecom and consultancy costs and depreciation charges, and a parallel increase in IT expenses, which now include all IT expenses related to Euronext.liffe. The transfer of LIFFE Market Solutions to AEMS represented in the aggregate a €9.9 million reduction in costs from the first half of 2005 to the first half of 2006.

  Other Changes

        Euronext acquired MTS in November 2005 through a joint-venture entity with Borsa Italiana, acquired 100% of Companynews in March 2006 and sold CIK effective January 1, 2006. In the aggregate, newly consolidated MTS and Companynews added €11.3 million and €1.4 million in costs, respectively, for the first half of 2006, and the sale of CIK reduced costs by €8.1 million in such period.

  Salaries and employee benefits

        Salaries and employee benefits expenses decreased 0.7% from €131.6 million in the first half of 2005 to €130.7 million in the first half of 2006. This resulted from a reduction in headcount at Euronext's entities other than MTS, Companynews and GL TRADE. Excluding such entities, Euronext had 361 fewer full-time employees at June 30, 2006 than June 30, 2005, a reduction of 25.6% that resulted primarily from the transfer of 207 employees from LIFFE Market Solutions to AEMS in July 2005 and the sale of CIK (itself leading to a headcount reduction of 102 employees).

        This lower headcount more than offset the impact of a 1% (€0.4 million) increase in GL TRADE's staff costs, Euronext's share (€3.8 million) of staff costs at MTS (99 full-time employees as of June 30, 2006) and €0.6 million of staff costs at Companynews (25 employees), as well as a number of specific increases including €2.1 million related to past and new stock option grants, €2 million of additional employee profit sharing expense and €2.3 million of additional redundancy costs.

  Depreciation

        Depreciation expense amounted to €14.2 million in the first half of 2006, 57.2% less than the €33.3 million recorded in the first half of 2005. This is due primarily to the transfer of LIFFE Market Solutions' IT-related tangible and intangible assets to AEMS as of July 1, 2005; depreciation expense related to these assets had amounted to €21.3 million in the first half of 2005. Excluding the effect of this transfer, depreciation expense increased by €2.1 million from period to period, due to a combination of increases in London, Amsterdam and GL Trade (€2.1 million, €0.7 million and €0.7 million) and the consolidation of MTS (€0.3 million) which offset the effect of the completion of amortization of certain assets in Paris (€1 million effect) and a €0.6 million decrease in amortization in Brussels due to the sale of CIK.

  Information technology expenses

        IT expenses increased by 45.7% to €82.4 million in the first half of 2006. This increase resulted primarily from the transfer of LIFFE Market Solutions' activities to AEMS, which accounted for €35.1 million of additional IT costs. In addition, Euronext's share of IT expenses at MTS amounted to €4.9 million. These increases more than offset stand-alone cost reductions in Paris, London and Amsterdam totaling €10 million and a €3 million reduction resulting from the sale of CIK. Excluding the first-time impact of the transfer of LIFFE Market Solutions' activities to AEMS and Euronext's share of IT expenses at MTS, IT expenses decreased by 25%, reflecting the rationalizations effected throughout 2005.

  Office, telecom and consultancy

        Office, telecom and consultancy expense increased 24.9% to €64.3 million in the first half of 2006, resulting primarily from an additional €11.3 million of costs relating to corporate transactions as well as higher advisory costs particularly in GL Trade. These additional costs more than offset the reductions resulting from the transfer of LIFFE Market Solutions to AEMS and the sale of CIK (€5.4 million and €0.7 million, respectively).

  Accommodation

        Accommodation costs decreased by 13.4% to €22.8 million in the first half of 2006. This decrease resulted from the transfer of LIFFE Market Solutions to AEMS and sale of CIK (accounting for differences of €1.6 million and €0.8 million, respectively) and a €1.3 million decrease in maintenance expenses. Maintenance expenses in the first half of 2005 had been unusually high due to one-off improvement projects, maintenance operations and cleaning services). These reductions more than offset the €0.4 million of additional accommodation expense from MTS.

  Marketing

        Marketing costs increased 48.0% to €11 million in the first half of 2006, due primarily to a major corporate advertising campaign implemented during the period as well as sponsorship initiatives targeted at developing proprietary business in the UK.

  Other expenses

        Other expenses decreased 16.4% to €12.1 million in the first half of 2006. The principal reason for the decrease was a €2.9 million reduction in VAT resulting from the transfer of LIFFE Market Solutions to AEMS, as well as a €0.3 million reduction in compulsory professional fees.

  Segment Operating Profit

        The following table provides information concerning segment operating profit in thousands of euros and as a percentage of segment revenues for the periods indicated.

	Six Months ended June 30,
	2006		2005
	In thousands of euros	% of segment revenue	In thousands of euros	% of segment revenue
Cash Trading	92,285	59.3%	40,482	37.8%
Listing	10,587	46.2%	10,822	51.8%
Derivatives Trading	108,663	50.6%	62,144	33.3%
MTS Fixed Income	4,205	27.1%	—	—
Information Services	20,047	51.0%	14,933	47.9%
Settlement and Custody	4,707	66.2%	12,357	54.5%
Sale of Software	14,579	16.2%	14,812	17.0%
Holding & Unallocated(1)	(34,740)	—	(15,483)	—

Profit from Operations	220,333	39.5%	140,067	30.4%

(1)
Holding & Unallocated includes central office charges at the group level as well as corporate transaction costs. Revenues for this segment consist of "Other income", as described above.

        Euronext's operating profit increased as a percentage of revenues from 30.4% in the first half of 2005 to 39.5% in the first half of 2006. This increase was driven by strong increases in operating profit margin in cash trading and derivatives trading, itself resulting from buoyant trading conditions and strict cost control.

Holding and unallocated expenses increased due primarily to an increase in corporate transactional expenses.

  Other Items affecting Net Profit

        The following table summarizes the income statement line items below the line Profit from Operations for the first six months of 2005 and 2006.

	Six Months ended June 30,
			% Change 2006/2005
	2006	2005
	(in thousands of euros)
Profit from operations	220,333	140,067	57.3%
Net financing income	8,336	7,099	17.4%
Gain on sale of associates and activities	15,469	—	—
Income from associates	19,326	2,677	—

Subtotal	43,131	9,776	—

Profit before tax	263,464	149,843	75.8%
Income tax	(64,304)	(44,726)	43.8%

Profit after tax	199,160	105,117	89.5%

Minority interests	(5,469)	(6,728)	(18.7)%
Net profit attributable to shareholders of the parent company	193,691	98,389	96.9%

  Net financing income

        Net financing income increased 17.4% to €8.3 million, due to an increase in market interest rates in Europe. Since January 2006, Euronext's equity investments have been recorded as available-for-sale financial assets, variations in the fair value of which are recorded within shareholders' equity. During 2005, these variations in fair value were recorded under net financing income, and amounted to €0.6 million in the first half of 2005.

  Gain on sale of associates and activities

        The sale of CIK in January 2006 resulted in a capital gain of €15.5 million.

  Income from associates

        Income from associates increased from €2.7 million in 2005 to €19.3 million in 2006. This increase resulted primarily from improved performance by LCH.Clearnet, which contributed €14 million of income in the first half of 2006. This contribution was made notwithstanding the recognition by LCH.Clearnet in the first half of 2006 of a €47.8 million charge to write off certain IT-related assets (relating to its Generic Clearing System initiative), following a €20.1 million write-off of assets related to such initiative in the first half of 2005. The contribution of AEMS amounted to €4.6 million, as compared with the €0.6 million contribution from Atos Euronext in the first half of 2006, reflecting the larger size of AEMS.

  Income tax expense

        Income tax expense increased from €44.7 million in the first half of 2005 to €64.3 million in the first half of 2006, primarily as a result of increased profit for Euronext. Partially offsetting the effect of increased profitability was a €11 million adjustment, in light of the change in French tax law adopted in

2004, of Euronext's deferred tax assets relating to the sale of Clearnet to LCH.Clearnet to reflect a reduced capital gain tax rate applicable in 2007 when the related positions can be liquidated.

  Minority interests

        Minority interests decreased by 18.7% primarily due to decreased net profits at GL TRADE and despite the presence of additional minority interest following the acquisition of MTS.

  Net profit attributable to shareholders of the parent company

        For the reasons discussed above, net profit after tax and minority interests, increased by 96.9% from €98.4 million for the six months ended June 30, 2005 to €193.7 million for the six months ended June 30, 2006.

Results of Operations for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

  Revenues

        Euronext's total revenues increased by 8.5% from €886.8 million in 2004 to €961.9 million in 2005. The following table summarizes the composition of Euronext's revenues for 2004 and 2005.

	Year ended December 31,
			% Change 2005/2004
	2005	2004
	(in thousands of euros)
Cash trading
Trade execution fees, order fees and connection fees	174,624	156,437	11.6%
Clearing fee retrocession for cash trading	41,119	33,300	23.5%
Subtotal	215,743	189,737	13.7%
Listing fees	63,130	43,270	45.9%
Derivatives trading
Order fees	326,125	317,549	2.7%
Clearing fee retrocession for continental derivatives trading	5,798	7,369	(21.3)%
Subtotal	331,923	324,918	2.2%
MTS fixed income	1,437	—	—
Settlement and custody	39,280	33,122	18.6%
Information services	93,592	87,297	7.2%
Sale of software	195,212	185,965	5.0%
Other income	21,550	22,528	(4.3)%

Total revenues	961,867	886,837	8.5%

  Cash trading

        Revenue from cash trading increased by 13.7% to €215.7 million in 2005, due primarily to a strong recovery in market activity in the second half of 2005 that drove an 11.6% increase in trade execution fees, order fees and connection fees and a 23.5% increase in the related clearing fee retrocession for trades on the cash markets cleared by LCH.Clearnet.

        A record 155.5 million share transactions were executed on Euronext's cash markets in 2005, up 15.7% over 2004. The total number of trades in all cash products amounted to 162 million during 2005 (an increase of 15.0% over 2004), corresponding to a daily average of 632,000 trades (an increase of 15.8% over 2004).

        The recovery in market activity was driven primarily by a recovery in the confidence in the profitability of listed companies, as illustrated by rising indices, and a solid market for primary offerings, including some major initial public offerings. NextTrack, Euronext's tracker market segment, recorded a 28.5% increase in the number of transactions and a 38.0% increase in value traded during 2005, due in part to the creation of 40 new products in 2005, which brought the total number of trackers to 95 at year end, as well as to the creation of partnerships with e-brokers. The number of transactions (excluding cross-trades) on NextWarrants, Euronext's segment for certificates and warrants, grew by 46% compared to 2004.

        Higher trading volumes were also encouraged by a new fee structure introduced in February 2005 that includes volume discounts designed to promote higher activity. Trade execution fees alone amounted to €163.1 million in 2005, an increase of 11.7% over 2004. The increase in trading volumes described above helped to offset a reduction in the average fee charged per trade (excluding liquidity provider trades), from €1.07 in 2004 to €1.03 in 2005.

        The clearing fee retrocession paid by LCH.Clearnet in 2005 increased by 23.5% to €41.1 million, compared to €33.3 million in 2004. The increase was driven by an increase in transaction values, as well as by an increase in trading volume.

  Listing fees

        Revenue from listing fees increased 45.9% to €63.1 million in 2005. This increase resulted primarily from a significant increase in admission fees, which more than doubled to €47.5 million in 2005. The increase in admission fees was driven by higher initial public offerings activity. 78 initial public offerings were completed during 2005, compared to 52 during 2004, raising €17.2 billion and adding €105 billion in additional market capitalization. Two of these initial public offerings—those of EDF S.A. and GDF S.A.—were among the largest in Europe in recent years. Of the 78 initial public offerings in 2005, 20 were listed on Alternext, a new exchange-regulated market targeted at SMEs launched in May 2005. The increase in admission fees was also favorably affected by strong listing activity for warrants, with approximately 11,000 new warrants and certificates listed in 2005, up 4% compared to 2004.

        The increase in admission fees was partially offset by a decline in annual fees, which fell by 5% to €13.6 million in 2005, reflecting delistings during the year, principally by companies with listings in multiple markets. At the end of 2005, 1,259 companies were listed on Euronext, compared to 1,333 companies at the end of 2004. 966 of the companies listed at the end of 2005 were companies based in one of Euronext's home markets.

  Derivatives trading

        Revenue from derivatives trading increased 2.2% to €331.9 million in 2005, driven primarily by higher trading revenues from short-term interest rate products and commodity derivatives, which more than offset a decrease in trading revenues from equity derivatives.

        In 2005, changes were made to the notional sizes of various contracts in response to customer demand. To enable year-on-year comparisons of changes in volume, 2004 volume figures below have been treated as if they were new-style contracts by dividing their volumes by ten. Overall volumes (excluding call option dividend trading activity) were 7.0% higher in 2005, increasing from 566.1 million contracts in 2004 to 605.9 million in 2005. Volumes were higher in all major product categories: interest rate products increased by 10.8%, equity products by 2.1% and commodity products by 6.0%. Open interest stood at 78 million contracts, up 13% over 2004 (at 69 million contracts after rebasing of the underlying contract sizes in Paris, or 88.4 million without rebasing). Higher levels of open interest—which consists of the total number of futures contracts or option contracts that have not yet been exercised, expired or fulfilled by delivery—can be the source of revenue growth due to the likely management of these positions.

        Trading revenues from interest rate products amounted to €193.4 million in 2005, a 10% increase over 2004. Trading volumes in interest rate products ended the year 10.8% higher than in 2004, with more than

347 million contracts traded, driven primarily by an increase in trading in the second half of the year due to higher volatility resulting from expected changes in the European Central Bank's interest rate policy following a long period of stability.

        Equity derivatives trading revenues declined by 7.5% in 2005 to €102.4 million. Equity derivatives trading volume was 2.1% higher for the year, driven primarily by activity in the second half of the year due to higher volatility in the financial markets. The modest increase in overall volume for the year was more than offset by lower average fees, primarily reflecting the impact of fee decreases for single equity options introduced in November 2004.

        Commodity product revenues increased by 4.0% to €11.1 million in 2005, driven by a 6.0% increase in volume, increased rebates in London and a change in the business mix in Amsterdam.

        The clearing fee retrocession paid by LCH.Clearnet for continental derivatives trading in 2005 decreased by 21.3% to €5.8 million, primarily as a result of lower trading volumes in the Paris derivatives market and the change in the underlying contract sizes in the French market (which had the mechanical effect of reducing the number of contracts traded).

  MTS Fixed Income

        Euronext proportionately consolidated 51.0% of MTS (via MBE Holding) for one month in 2005, following its acquisition in late November, recording proportionately consolidated revenues of €1.4 million.

  Settlement and custody

        Revenues from settlement and custody services amounted to €39.3 million in 2005, an increase of 18.6% over 2004, driven primarily by higher indices, a strong performance in 2005 by new products launched by Euronext Brussels in 2004 and certain one-off transactions (such as the restructuring of a Portuguese company) on Euronext Lisbon.

  Information services

        Revenue from information services increased 7.2% to €93.6 million in 2005, driven primarily by a 5% increase in fees charged for real-time cash market data. Revenues were also positively affected by an increase in the number of end-users in the financial services industry, the introduction of a harmonized derivatives trading data offering beginning in July 2005 and the launch of Euronext's Index File Service and NextHistory products.

  Sale of software

        Revenue from the sale of software increased 5.0% to €195.2 million in 2005, of which €179.3 million, or 91.8%, was generated by GL TRADE. The remaining €15.9 million of software revenues for 2005 were generated by licenses of the LIFFE CONNECT® product by LIFFE Market Solutions prior to the contribution of LIFFE Market Solutions to AEMS in July 2005.

        GL TRADE generated revenues of €179.3 million in 2005, an increase of €29.3 million, or 18.8%, over 2004, primarily reflecting the positive impact of the November 2004 acquisition of Ubitrade S.A. and Davidge Inc. The increase in revenues resulted primarily from sales of risk management and back-office product lines originally developed by Ubitrade, which generated €32.3 million of revenues in 2005. Of the Ubitrade product revenues, €13.0 million were attributable to the UBIX post-trade derivatives product line, €4.4 million were attributable to the TRADIX risk management product line and €14.9 million (including non-recurring license fees and a significant proportion of outsourced consulting services) were attributable to the FERMAT product line, a credit risk management tool that meets the requirements of the new Basel II regulatory regime for banking institutions.

        The positive impact of the Ubitrade acquisition more than offset a decline in GL TRADE's revenues from its traditional front-office business lines, which continued to be negatively affected by consolidation in the financial services sector, particularly in France and Italy, as this reduces GL TRADE's accessible client base. Front-office revenues were also negatively affected by the decisions of several international financial institutions to shut down or reduce their trading operations in the UK and Italy. Overall, front-office revenues declined by 1% to €133.4 million in 2005, a figure that also reflected in part the positive impact of new front-office revenues generated by the Davidge acquisition.

        Although GL TRADE faced difficulties in its traditional European markets, sales of front-office products in the Asia-Pacific region recorded organic revenue growth of more than 19% in 2005. GL TRADE's expansion into Eastern Europe showed promising signs as well during 2005, recording revenues of nearly €1.5 million in Russia, where it opened an office at the end of 2005. In the United States, revenues increased by 52.0% compared to 2004, reflecting the integration of Ubitrade S.A., Davidge Inc. and OASIS.

  Other income

        Other income decreased 4.3% to €21.6 million in 2005, primarily reflecting a decrease in rental revenues following the termination of a sublease to LCH.Clearnet S.A. in Paris, and a €2.9 million decrease in transitional services fees collected from LCH.Clearnet due to its increased self-sufficiency. These items were partially offset by €5.9 million in charges to AEMS during the six months beginning July 1, 2005.

  Costs and expenses

        Euronext's total costs and expenses decreased 6.3% to €643.4 million in 2005, primarily due to the fact that goodwill was no longer amortized as of January 1, 2005. The following table summarizes costs and expenses for 2004 and 2005.

	Year ended December 31,
			% Change 2005/2004
	2005	2004
	(in thousands of euros)
Salaries and employee benefits	264,360	271,996	(2.8)%
Depreciation	49,687	67,386	(26.3)%
Goodwill amortization	—	39,875	—
IT expenses	139,772	129,336	8.1%
Office, telecom and consultancy	98,785	84,392	17.1%
Accommodation	50,111	50,990	(1.7)%
Marketing	15,586	15,250	2.2%
Other expenses	25,088	27,434	(8.6)%

Total costs and expenses	643,389	686,659	(6.3)%

  Salaries and employee benefits

        Salaries and employee benefits decreased 2.8% from €272.0 million in 2004 to €264.4 million in 2005, primarily as a result of a reduction in headcount at Euronext's operations other than MTS and GL TRADE. Euronext had 268 fewer full-time employees in its operations other than MTS and GL TRADE at the end of 2005 than at the end of 2004, a reduction of 18.6% that resulted primarily from the transfer of 207 employees from LIFFE Market Solutions to AEMS in July 2005.

        These headcount reductions more than offset the impact of a 17.1% (€12.5 million) increase in GL TRADE staff costs, primarily reflecting the impact of a full year of staff costs from Ubitrade and Davidge compared to only one and two months, respectively, in 2004, and an increase of €2.1 million in stock option expense at Euronext and GL TRADE compared to 2004.

        In late November 2005, Euronext acquired an indirect interest in MTS, which had 98 full-time employees at the end of 2005.

  Depreciation

        Depreciation expense decreased by €17.7 million, or 26.3%, to €49.7 million in 2005, primarily as a result of the transfer of LIFFE Market Solutions' IT-related tangible and intangible assets to AEMS as of July 1, 2005, which resulted in savings of €18.0 million. The decrease also reflects the recording in 2004 of a €9.0 million write-off at Euronext.liffe following the migration of LIFFE CONNECT®. These decreases were partially offset by the migration of the Euronext Amsterdam derivatives market from SWITCH to LIFFE CONNECT® at the end of 2004 and various other capital expenditures that led to new depreciation charges in 2005. In addition, Euronext recorded €3.4 million in amortization of certain intangible assets in GL TRADE in 2005.

  Goodwill amortization

        Euronext adopted IFRS 3 for all business combinations agreed on or after March 31, 2004. Starting January 1, 2005, Euronext no longer amortizes goodwill relating to acquisitions made before March 31, 2004 as part of a business combination in line with IFRS 3. From January 1, 2005, goodwill is assessed periodically for impairment. Accordingly, there was no goodwill amortization expense in 2005. In 2004, goodwill amortization totaled €39.9 million and related primarily to Euronext's acquisition of LIFFE (€24.9 million), the merger that led to Euronext's creation in September 2000 (€9.1 million), and goodwill relating to Euronext's acquisition of BVLP (€4.0 million).

  Information technology expenses

        IT expenses increased by €10.4 million, or 8.1%, to €139.8 million in 2005. This increase resulted primarily from the transfer of LIFFE Market Solutions' activities to AEMS, which accounted for €27.9 million in additional IT costs, and a €3.1 million increase in IT costs at GL TRADE during 2005 as a result of external growth. These increased expenses were partially offset by an aggregate €22.0 million decrease in other IT costs, resulting primarily from the completion of the derivatives market IT migration in Amsterdam in November 2004, which caused IT operating costs in continental Europe to fall by €16.4 million to €64.3 million in 2005, and a lower number of working days billed to Euronext for software development.

  Office, telecom and consultancy

        Office, telecom and consultancy expense increased 17.1% from €84.4 million in 2004 to €98.8 million in 2005, due to expenses relating to the envisaged acquisition of the London Stock Exchange (€16.6 million) and external growth at GL TRADE (€8.7 million). This increase was partially offset by a €6.0 million reduction in consultancy costs relating to the transfer of LIFFE Market Solutions to AEMS.

  Accommodation

        Accommodation costs decreased 1.7% to €50.1 million in 2005, primarily reflecting the full year impact of the termination of certain leases (one in Paris and six in London) as well as a number of new subletting contracts that helped to decrease costs. This decrease was partially offset by a 14.0% increase in accommodation costs at GL TRADE, stemming from its external growth.

  Marketing

        Marketing costs increased 2.2% from €15.3 million in 2004 to €15.6 million in 2005, due primarily to higher advertising and related costs in connection with the geographic expansion of Euronext's derivatives trading markets.

  Other expenses

        Other expenses decreased 8.6% to €25.1 million in 2005, primarily reflecting lower expenses for non-recoverable VAT and lower regulatory fees, partially offset by an increase in administrative costs and commissions.

  Segment Operating Profit

        The following table provides information concerning segment operating profit in thousands of euros and as a percentage of segment revenues for the periods indicated.

	Year ended December 31,
	2005		2004
	In thousands of euros	% of segment revenue	In thousands of euros	% of segment revenue
Cash Trading	92,790	40.8%	66,296	33.0%
Listing	41,543	65.7%	23,721	54.8%
Derivatives Trading	130,621	35.5%	99,048	26.1%
MTS Fixed Income	(113)	—	—	—
Information Services	32,294	47.8%	27,819	44.0%
Settlement and Custody	18,605	45.3%	14,075	42.0%
Sale of Software	27,220	15.2%	26,681	17.7%
Holding & Unallocated(1)	(24,482)	—	(17,587)	—

Subtotal	318,478		240,053
Goodwill amortization	—		(39,875)

Profit from Operations	318,478	33.1%	200,178	22.6%

(1)
Holding & Unallocated includes central office charges at the group level as well as corporate transaction costs. Revenues for this segment consist of "Other income", as described above.

        Euronext's operating profit increased as a percentage of revenues from 22.6% in 2004 to 33.1% in 2005. Revenues grew faster than costs and expenses in all segments other than the sale of software, where the decline in margins reflected in part, the impact of integrating Ubitrade and Davidge for the full year in 2005. In addition, as noted above, goodwill is no longer amortized beginning January 1, 2005.

  Other Items affecting Net Profit

        The following table summarizes the income statement line items below the line Profit from Operations for 2005 and 2004.

	Year ended December 31,
			% Change 2005/2004
	2005	2004
	(in thousands of euros)
Profit from operations	318,478	200,178	59.1%
Net financing income	13,447	7,680	75.1%
Gain on sale of associates and activities	9,054	4,386	106.4%
Income from associates	18,456	3,327	454.7%

Subtotal	40,957	15,393	166.1%

Profit before tax	359,435	215,571	66.7%
Income tax	(104,268)	(54,814)	90.2%

Profit after tax	255,167	160,757	58.7%
Minority interests	(13,409)	(11,019)	21.7%

Net profit attributable to shareholders of the parent company	241,758	149,738	61.5%

  Net financing income

        Net financing income increased 75.1% from €7.7 million in 2004 to €13.4 million in 2005, primarily as a result of a net foreign exchange gain of €1.0 million in 2005 compared to a €4.4 million loss in 2004.

  Gain on sale of associates and activities

        Euronext recorded gains of €5.0 million and €4.1 million on the transfer of LIFFE Market Solutions and Bourse Connect, respectively, to AEMS in July 2005. In 2004, Euronext recorded a gain of €4.4 million on the sale of Cote Bleue S.A.

  Income from associates

        Income from associates increased from €3.3 million in 2004 to €18.5 million in 2005, which primarily reflected the absence during 2005 of goodwill amortization relating to the acquisition of LCH.Clearnet, since goodwill is no longer amortized under IFRS. In 2004, goodwill amortization relating to the acquisition of LCH.Clearnet amounted to €12.3 million. The increase in income from associates during 2005 was also partially due to an increased contribution from AEMS. AEMS contributed €5.0 million in 2005, compared to the €1.9 million contribution from AtosEuronext in 2004, largely reflecting the larger size of AEMS. This increase was partially offset by a lower contribution from Bourse Connect during 2005 of €0.9 million (compared to €1.5 million in 2004), which was contributed to AEMS in July 2005.

  Income tax expense

        Income tax expense increased from €54.8 million in 2004 to €104.3 million in 2005, primarily as a result of increased profit for Euronext. In addition, during 2004 the French government enacted legislation through which the capital gains tax will be reduced in the years up to 2007. As a result, Euronext's deferred tax positions were adjusted in 2004 to reflect the expected tax rates when the related positions could be liquidated. This resulted in a €27.3 million reduction in income tax expense for 2004.

  Minority interests

        Minority interests increased by 21.7% primarily due to increased net profits of GL TRADE.

  Net profit attributable to shareholders of the parent company

        For the reasons discussed above, net profit after goodwill amortization, tax and minority interests, increased 61.5% from €149.7 million in 2004 to €241.8 million in 2005.

Results of Operations for the Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

  Basis of Presentation

        On December 22, 2003, Euronext transferred its 80.48% stake in the share capital of BCC/Clearnet and 17.7% of LCH (the latter held through LIFFE) to a newly-formed entity, LCH.Clearnet Group Ltd., in exchange for 49.1% of share capital of the newly formed company and simultaneously sold 7.6% of the company's ordinary shares to third parties. Euronext's remaining interest in LCH.Clearnet Group Limited consists of 16.6% of total capital in the form of Redeemable Convertible Preference Shares (RCPSs) and 24.9% of total capital in the form of ordinary shares. The preference shares are intended to be either redeemed by December 2008 at the latest or to be sold earlier. The net assets, results and cash flows of BCC/Clearnet were fully consolidated in the Euronext consolidated accounts in the period prior to December 22, 2003. As of that date, the assets and liabilities of BCC/Clearnet have been deconsolidated.

        Since the sale of BCC/Clearnet on December 22, 2003, Euronext's clearing revenues have consisted solely of retrocession fees received from LCH.Clearnet. Subsequent to the sale of BCC/Clearnet, Euronext began recording these fees as part of cash trading and derivatives trading revenues. Prior to the sale of BCC/Clearnet, Euronext included these fees under the separate line item "Clearing." Euronext's clearing operations were treated as a separate segment.

  Revenues

        Euronext's total revenues decreased by 10.5% from €991.0 million in 2003 to €886.8 million in 2004, primarily due to the sale of Clearnet at the end of 2003. The following table summarizes the composition of Euronext's revenues for 2003 and 2004.

	Year ended December 31,
			% Change 2004/2003
	2004	2003
	(in thousands of euros)
Cash trading
Trade execution fees, order fees and connection fees	156,437	187,463	(16.6)%
Clearing fee retrocession for cash trading(1)	33,300	NA	NA
Subtotal	189,737	187,463	1.2%
Listing fees	43,270	30,652	41.2%
Derivatives trading
Order fees	317,549	299,984	5.9%
Clearing fee retrocession for continental derivatives trading(1)	7,369	—	NA
Subtotal	324,918	299,984	8.3%
MTS fixed income	—	—	—
Settlement and custody	33,122	28,236	17.3%
Information services	87,297	91,154	(4.2)%
Sale of software	185,965	172,511	7.8%
Clearing(1)	NA	165,071	NA

Other income	22,528	15,969	41.1%

Total revenues	886,837	991,040	(10.5)%

(1)
Effective January 1, 2004, clearing revenue in the form of retrocession fees received from LCH.Clearnet is included in cash trading and derivatives trading revenues.

  Cash trading

        Revenue from trade and connection fees cash trading decreased 16.6% to €156.4 million in 2004, primarily as a result of lower levels of trading activity, ongoing consolidation in the brokerage industry and a new fee structure implemented in January 2004 that reduced the average trading fee (excluding connections) to €1.07 per trade. Average prices were also affected by the introduction of price incentives in April 2004 for all members trading Dutch securities.

        In terms of volume, although the first quarter of 2004 was marked by high levels of activity which led to record trading volumes in March (in particular initial public offering activity, as discussed below under "Management's Discussion and Analysis of Financial Condition and Results of Operations of Euronext—Results of Operations for the Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003—Listing fees"), the terrorist attacks in Madrid later that month had a strong negative impact on the markets. This marked the beginning of a drop in volatility on both the equity and interest rate markets, which led to a decline in activity on both markets that brought volumes down further each month, reaching a low point in August. Although the capital markets enjoyed a limited rebound at the end of 2004 following the end of uncertainty over U.S. elections, Euronext's cash trading volumes declined overall during 2004. The total number of trades in all cash products amounted to 141 million during 2004 (a decrease of 6% over 2003), corresponding to a daily average of 545,870 trades (a decrease of 5.3% over 2003).

        Following the sale of BCC/Clearnet in December 2003, retrocession fees received from LCH.Clearnet are included in cash trading revenues effective January 1, 2004. These fees amounted to €33.3 million in 2004.

  Listing fees

        Revenue from listing fees increased by 41.2% to €43.3 million in 2004. This increase primarily resulted from an 82.0% increase in admission fees, which amounted to €29.0 million in 2004. The increase in admission fees was driven by a recovery in initial public offering activity on Euronext (52 initial public offerings were completed during 2004, compared to 38 during 2003, raising a total of €9.4 billion in capital). Euronext handled a number of major initial public offerings, such as Autoroutes Paris-Rhin-Rhône (SAPRR), Pages Jaunes, Snecma and Belgacom, the latter of which was the biggest initial public offering in Europe in 2004. A number of significant tender offers also took place, including Sanofi-Aventis. The increase in admission fees was partially offset by a 3.0% decline in annual fees during 2004, to €14.3 million, as a result of delistings throughout the year.

        At the end of 2004, 1,333 companies were listed on Euronext (compared to 1,392 companies at the end of 2003), of which 999 were based in one of Euronext's home markets (Belgium, France, the Netherlands and Portugal).

  Derivatives trading

        Revenue from order fees derivatives trading increased by 5.9% to €317.5 million in 2004, due primarily to a 14% increase in volumes during 2004 to more than 790 million (non-rebased) contracts, representing a notional value of €283.3 trillion. Euronext recorded increased volumes in all product categories during 2004: interest rate products increased by 14%, equity products by 14% and commodity products by 21%. Open interest stood at 88 million contracts, up 12% over 2003. The higher volumes were offset in part by lower average fees. In November 2004, Euronext.liffe lowered its fees for equity options trading in the Amsterdam, Brussels, London and Paris derivatives markets, reducing the cost of trading by an average of 25%.

        In the category of interest rate products, interest rate futures volumes increased 20% compared to 2003, while option volumes decreased slightly by 2%. Euribor futures recorded a solid performance in 2004 (up 15% over 2003), as did sterling futures (up 21%) and long gilt (up 38%). Because the European Central Bank did not modify its interest rate policy during 2004, Euribor option volumes were down 10% compared to 2003. The Bank of England, however, raised interest rates four times over the course of the year, leading to a 51% increase in Sterling option volumes compared to 2003.

        In the category of equity products, products based on individual equities were up 26% overall compared to 2003, with futures rising 93% and options 24%, driven by increased volatility in equity markets. However, equity index products decreased by 5% compared to 2003. Index futures fell by 7%, while index options declined by 4%, due to a decrease in CAC 40 contract volumes.

        Following the sale of BCC/Clearnet in December 2003, retrocession fees received from LCH.Clearnet are included in derivatives trading revenues effective January 1, 2004. These fees amounted to €7.4 million in 2004.

  Settlement and custody

        Revenues from settlement and custody services amounted to €33.1 million in 2004, an increase of 17.3% over 2003, benefiting from the recovery in securities prices, which had a positive impact on custody revenues generated, as well as higher dividend payments.

  Information services

        Revenue from information services decreased 4.2% from €91.2 million in 2003 to €87.3 million in 2004. Although the level of subscriptions for information services remained stable, revenues declined due to the elimination of terminal fees previously charged by Euronext Lisbon following integration of Euronext Lisbon data into the overall Euronext data feed.

  Sale of software

        Revenue from sale of software increased 7.8% from €172.5 million in 2003 to €186.0 million in 2004, due primarily to GL TRADE's continued geographic expansion. GL TRADE's revenues increased by 17.5% to €150.1 million in 2004 as a result of its external growth. Additional revenue was generated by the newly integrated entities GLESIA in Italy and the Misys subsidiaries in the UK, Japan and Hong Kong, which were all acquired at the end of 2003, as well as €2.7 million generated by Davidge and Ubitrade following their acquisition in the fourth quarter of 2004.

        Organic growth was limited in 2004 due to the maturity of certain markets, such as France where consolidation in the banking sector was the major factor behind lower revenues (down 11%,). Nevertheless, satisfactory levels of organic growth were recorded in Asia and the U.S., despite the weak dollar. GL STREAM revenues rose 22.0% to €95.0 million, offset in part by a 9.0% decline in revenues from GL NET to €21.1 million, and market data activities rose 1% to €16.2 million. Settlement revenues rose from €1.1 million in 2003 to €7.4 million in 2004, supported by the November 2004 acquisition of Ubitrade.

  Clearing

        No revenues were recorded as "clearing revenue" in 2004, reflecting the sale of BCC/Clearnet to LCH.Clearnet Group Ltd. in December 2003. As discussed above, revenues previously recorded as clearing revenues were included in cash trading and derivatives trading revenues effective January 1, 2004. In 2003, clearing revenues of €165.1 million were generated by BCC/Clearnet.

  Other income

        Other income increased 41.1% from €16.0 million in 2003 to €22.5 million in 2004, due primarily to €7.5 million billed to LCH.Clearnet for transitional services rendered in 2004.

  Costs and expenses

        Euronext's total costs and expenses decreased 12.2% to €686.7 million in 2004, reflecting the sale of BCC/Clearnet on December 22, 2003, which more than offset a 2.5% increase in costs and expenses from

Euronext's remaining operations. The following table summarizes the major components of costs and expenses for 2003 and 2004.

	Year ended December 31,
			% Change 2004/2003
	2004	2003
	(in thousands of euros)
Salaries and employee benefits	271,996	267,763	1.6%
Depreciation	67,386	67,575	(0.3)%
Goodwill amortization	39,875	64,793	(38.5)%
IT expenses	129,336	187,781	(31.1)%
Office, telecom and consultancy	84,392	86,169	(2.1)%
Accommodation	50,990	52,919	(3.6)%
Marketing	15,250	19,271	(20.9)%
Other expenses	27,434	35,902	(23.6)%

Total costs and expenses	686,659	782,173	(12.2)%

  Salaries and employee benefits

        Salaries and employee benefits increased by 1.6% to €272.0 million in 2004, reflecting a 9.2% increase in salaries and employee benefits from Euronext's non-clearing operations that was largely offset by expense reductions attributable to the sale of BCC/Clearnet. Of the €22.9 million increase in costs from Euronext's remaining operations, €12.1 million related to GL TRADE's ongoing growth and expansion, €9.0 million related to other expenses including one-off redundancy packages paid to departing employees and €1.5 million related to foreign exchange variation. Partially offsetting these increases was a drop in headcount at Euronext's operations other than GL TRADE during 2004. At the end of 2004, 1,437 full-time employees (excluding GL TRADE) were working at Euronext, 11.6% less than the 1,625 full-time employees (excluding Clearnet and GL TRADE) in 2003.

  Depreciation

        Depreciation expense decreased by 0.3% to €67.4 million in 2004, primarily reflecting the sale of BCC/Clearnet, which more than offset a 12.3% increase in depreciation expenses from Euronext's remaining operations due primarily to a €9.0 million write-off at Euronext.liffe following the end of the migration to LIFFE CONNECT®.

  Goodwill amortization

        Goodwill amortization decreased 38.5% from €64.8 million in 2003 to €39.9 million in 2004. The decrease was primarily due to the recording of goodwill impairment losses in 2003 of €13.8 million in connection with the acquisition of Euronext Lisbon. In addition, following the sale of BCC/Clearnet in 2003, the corresponding annual goodwill amortization charge (which amounted to €11.8 million in 2003) was no longer recorded. In 2004, goodwill amortization related primarily to Euronext's acquisition of LIFFE (€24.9 million). The remainder of goodwill amortization in 2004 primarily related to the merger that led to Euronext's creation in September 2000 (€9.1 million), as well as goodwill relating to Euronext's acquisition of BVLP (€4.0 million).

  Information technology expenses

        IT costs decreased 31.1% to €129.3 million in 2004, reflecting the sale of BCC/Clearnet as well as a 12.9% decrease in IT costs from Euronext's remaining operations. This decrease was primarily due to the synergies generated by Euronext's multi-year IT migration program, which was completed upon the

Amsterdam derivatives market migrating to LIFFE CONNECT® in November 2004. IT costs related to AtosEuronext were €95.3 million (of which €7.5 million were capitalized), representing a €17.0 million drop in operating costs compared to 2003. In addition, the number of working days charged to Euronext for development decreased by 26% compared to 2003, reflecting a reduced need for development following the completion of the IT migration. Partially offsetting these cost decreases was the integration of GLESIA, Davidge and Ubitrade within GL TRADE during 2004, which resulted in €7.0 million in additional IT expenses.

  Office, telecom and consultancy

        Office, telecom and consultancy expenditure decreased by 2.1% to €84.4 million in 2004, reflecting the impact of the sale of BCC/Clearnet, which more than offset a 6.8% increase in such expenses for Euronext's remaining operations. The increase in expenses was due to advisory costs related to the migration of the Amsterdam derivatives market to LIFFE CONNECT® and new initiatives such as the launch of the Eurodollar contract, which led to a 29% increase in total advisory costs, to €45.0 million. All other costs including travel, telecom and mailing, data and information costs recorded a year-over-year decrease.

  Accommodation

        Accommodation costs decreased by 3.6% to €51.0 million in 2004, reflecting the sale of BCC/Clearnet, which more than offset a 1.3% increase in costs from Euronext's remaining operations due to growth at GL TRADE. During 2004, Euronext strove to consolidate its facilities and decrease its use of leases.

  Marketing

        Marketing costs decreased 20.9% to €15.3 million in 2004, reflecting the sale of BCC/Clearnet as well as a 15.2% decrease in marketing costs for Euronext's remaining operations, due to strict cost control over non-mandatory and strategic expenses.

  Other expenses

        Other expenses decreased by 23.6% to €27.4 million in 2004, reflecting the sale of BCC/Clearnet, which more than offset a 6.3% increase in such costs relating primarily to litigation settlements and an increase in non-recoverable value added tax.

  Segment Operating Profit

        The following table provides information concerning Euronext's segment operating profit on a euro basis and as a percentage of segment revenues for the periods indicated.

	Year ended December 31,
	2004		2003
	In thousands of euros	% of segment revenue	In thousands of euros	% of segment revenue
Cash Trading	66,296	33.0%	97,787	43.8%
Listing	23,721	54.8%	4,906	16.9%
Derivatives Trading	99,048	26.1%	90,259	24.3%
Information Services	27,819	44.0%	21,466	33.1%
Settlement and Custody	14,075	42.0%	9,317	31.4%
Sale of Software	26,681	17.7%	23,868	18.6%
Clearing	—	—	38,685	28.9%
Holding & Unallocated(1)	(17,587)	—	(12,628)	—

Subtotal	240,053	—	273,660	—
Goodwill amortization	(39,875)	—	(64,793)	—

Profit from operations	200,178	22.6%	208,867	21.1%

(1)
Holding & Unallocated includes central office charges at the group level as well as corporate transaction costs. Revenues for this segment consist of "Other income", as described above.

        Euronext's operating profit increased as a percentage of revenues from 21.1% in 2003 to 22.6% in 2004. The increase resulted in part from a decrease in goodwill amortization, which in 2003 had included substantial one-off charges as noted above. In addition, declines in the operating profit margins of the cash trading and sale of software segments were more than offset by improvements in Euronext's other segments. The decline in cash trading margins resulted from a decline in segment revenues due to the factors described above, combined with an increase in the level of segment expenses. The decline in sale of software margins resulted primarily from the costs of integrating MSTS and Glesia.

  Other Items affecting Net Profit

        The following table summarizes the income statement line items below the line Profit from Operations for 2004 and 2003.

	Year ended December 31,
			% Change 2004/2003
	2004	2003
	(in thousands of euros)
Profit from operations	200,178	208,867	(4.2)%
Net financing income	7,680	23,561	(67.4)%
Impairment of investment	—	(47,100)	—
Gain (loss) on sale of associates and activities	4,386	(1,153)	—
Gain on disposal of discontinued operations	—	175,107	—
Income from associates	3,327	2,413	37.9%

Subtotal	15,393	152,828	—

Profit before tax	215,571	361,695	(40.4)%
Income tax	(54,814)	(134,552)	(59.3)%

Profit after tax	160,757	227,143	(29.2)%

Minority interests	(11,019)	(15,388)	(28.4)%

Net profit attributable to shareholders of the parent company	149,738	211,755	(29.3)%

  Net financing income

        Net financing income decreased 67.4% to €7.7 million in 2004, resulting from the sale of BCC/Clearnet as well as a 29.0% decrease in net financing income from Euronext's remaining operations, resulting primarily from the revaluation of assets to fair value, which provided €9.9 million in net financing income in 2003, compared to €1.8 million in 2004. This revaluation in turn related primarily to Euronext's equity investment in Atos Origin, which was revalued upward by €8.9 million in 2003, and downward by €0.2 million in 2004.

  Impairment of investment

        In 2003, an impairment was recognized in the income statement for €47.1 million relating to Euronext's direct shareholding of 2.34% in Euroclear plc. The impairment charge was recorded following a revaluation of the discounted cash flows expected in the new environment created by increased competition in the settlement and custody business in Europe.

  Gain (loss) on sale of associates and activities

        Euronext recorded a gain of €4.4 million in 2004 relating to the disposal of its remaining interest in Cote Bleue S.A. In 2003, Euronext recorded a net loss of €1.2 million on the voluntary liquidation of various non-consolidated companies.

  Gain on disposal of discontinued operations

        Euronext recorded a gain of €175 million in 2003 on the sale of its interests in BCC/Clearnet and London Clearing House.

  Income from associates

        Income from associates increased 37.9% from €2.4 million in 2003 to €3.3 million in 2004, which primarily reflected the full consolidation of NQLX LLC within Euronext's financial statements from

July 24, 2003, the date on which Euronext became its sole shareholder. In 2003, Euronext recorded a loss of €6.0 million under this line item in respect of its stake in NQLX LLC. This change was partially offset by a decreased contribution from AtosEuronext SBF, to €1.9 million, compared to €5.8 million in 2003, reflecting restructuring costs incurred in connection with Dutch activities.

  Income tax expense

        Income tax expense decreased 59.3% to €54.8 million in 2004, reflecting the sale of BCC/Clearnet in 2003, as well as a 30.8% decrease in income tax expense from Euronext's remaining operations. During 2004 the French government enacted legislation through which the capital gains tax was reduced in the years up to 2007. As a result, Euronext's deferred tax positions were adjusted in 2004 to reflect the expected tax rates when the related positions could be liquidated. This resulted in a €27.3 million reduction in income tax expense for 2004.

  Minority interests

        Minority interests decreased by 28.4% due primarily to the sale of BCC/Clearnet in December 2003 as well as the increase of Euronext's stake in GL TRADE, which more than offset an 8.7% increase in Euronext's minority interests relating to its remaining interests, primarily due to increased net profits of GL TRADE.

  Net profit attributable to shareholders of the parent company

        For the reasons discussed above, net profit decreased by 29.3% to €149.7 million in 2004.

Liquidity and Capital Resources

        Euronext's primary uses of funds are for capital expenditures, working capital, dividend payments, share repurchases under its share repurchase program and repayment or refinancing of debt. Euronext has historically met these requirements through a combination of cash generated by operating activities and short and long term debt. Euronext believes these sources of funds will continue to be adequate to meet its currently anticipated funds requirements.

        In addition, in order to expand its business, Euronext may make other strategic acquisitions or enter into business combinations, joint ventures or other strategic partnership arrangements with other companies (including other securities exchanges). Any such transaction (particularly an acquisition or similar business combination) may involve the payment of consideration in the form of cash, shares or other securities, or a combination of both. Euronext has had, and expects to continue to have, discussions with numerous third parties regarding potential strategic alliances. As of the date hereof, Euronext has not entered into any definitive agreement for an acquisition or other business combination, other than as described herein.

  Sources of Funds

        Euronext's principal sources of liquidity are cash and cash equivalents on hand, short-term financial investments and cash flow from operating activities. At December 31, 2005, Euronext had cash and cash equivalents of €429.5 million and short-term financial instruments of €265.1 million; these amounts were respectively €547.1 million and €162.1 million at June 30, 2006. At June 30, 2006, Euronext did not have any assets classified as held—for—sale. Euronext generated positive cash flows from operating activities of €259.5 million in 2005 and €163.1 million in the six months to June 30, 2006.

        Euronext believes that it is well positioned to access the bank lending and capital markets in the event it requires additional financing. Standard & Poor's and Moody's have assigned ratings of "AA" and "Aa2", respectively, to Euronext in July 2005. In 2004, Euronext issued £250 million of 5.125% fixed-rate bonds that mature on June 16, 2009. This issuance refinanced the syndicated bank loan that Euronext had contracted in 2001 to finance its acquisition of LIFFE. In 2006, Euronext obtained a 5-year multi-currency €300.0 million revolving credit facility for general corporate purposes, of which €70.0 million was drawn down on August 10, 2006. In addition, GL TRADE has an amortized bank facility maturing in June 2009 for an outstanding amount of €9 million as of June 30, 2006.

  Uses of Funds

  Capital Expenditures

        Following the completion of the IT migration program and the transfer of LIFFE Market Solutions to AtosEuronext to form AEMS, Euronext's capital expenditures (which primarily related to software and equipment) decreased from €63.5 million in 2004 to €42.7 million in 2005. Capital expenditures in the first half of 2006 amounted to €17.4 million of which €10.3 million relate to software development. For the remainder of 2006, investments either in progress or with respect to which Euronext has made firm commitments amount to approximately €8 million.

  Acquisitions

        In 2005, Euronext used net cash of €66.8 million on acquisitions, €60.5 million of which related to the acquisition of MTS. The remaining €6.3 million related to the acquisitions of Cscreen and Oasis.

        In the first half of 2006, Euronext acquired additional shares of MTS for €12.6 million in cash and CompanyNews Group S.A. for €5.5 million in cash, which purchases were funded using operating cash flows.

  Dividends and Share Repurchase Programs

        Euronext's has paid dividends in each year since its formation in 2000. In 2005, Euronext paid dividends of €66.4 million. At the annual general meeting held on May 23, 2006, Euronext's shareholders approved an ordinary dividend in respect of 2005 of €1 per share and a share capital repayment of €3 per share, amounting to €446 million in total, that were paid in June and August 2006, respectively.

        Euronext used €219.4 million in cash to repurchase its shares in 2004.

  Working Capital

        Euronext's working capital requirements increased by €25.6 million in 2005, primarily due to an increase in the level of receivables, reflecting higher activity in the fourth quarter of 2005 including listing fees receivable in connection with major initial public offerings. At the end of 2005, Euronext had a working capital surplus of €133.7 million, equal to 1.7 months of revenues compared to 2.0 months in 2004. At June 30, 2006, the working capital surplus capital surplus was €123.2 million.

Debt and Minority Put Options

        Euronext's financing policy is aimed at financing the growth of its business and ensuring that it is financially flexible while maintaining a strong balance sheet. Euronext's indebtedness structure mainly consists of (i) the June 2009 £250.0 million Bonds issued in 2004 to refinance the LIFFE acquisition indebtedness, (ii) an outstanding €12.0 million bank loan contracted by GL TRADE., and (iii) an August 2006 5-year multi-currency €300.0 million revolving credit facility for general corporate purposes, of which €70.0 million was drawn down on August 10, 2006. None of these loans contain any financial covenants or other provisions that could lead to early redemption, other than customary events of default and change of control provisions. The €300.0 million revolving credit facility permits a change of control of Euronext in certain circumstances (including the proposed combination). The credit agreement also contemplates that following such a change of control, Euronext may undertake certain steps by way of reorganization which will result in an affiliate of Euronext acceding to the credit agreement in place of Euronext. Such accession is subject to the prior consent of the majority lenders, such consent not to be unreasonably withheld or delayed if specified conditions are satisfied. A permitted change of control or reorganization will only trigger a mandatory prepayment if, after the change of control or reorganization, the long-term credit ratings assigned to Euronext by Standard & Poor's and Moody's are, respectively, below A- and below A3 or neither Standard & Poor's nor Moody's assigns a long-term credit rating to Euronext. Debt and other financial liabilities have slightly increased following the currency revaluation of the June 2009 £250.0 million Bonds at a higher sterling / euro rate and the recognition of written put options as described below.

        Euronext has granted Borsa Italiana a put option on its 49.0% stake in MBE Holding. The option is exercisable at any time until 2010. As Euronext and Borsa Italiana jointly control MBE Holding, the put option is treated as a derivative financial instrument. The fair value of this option is determined as the difference between the estimated exercise price and 49.0% of the enterprise value determined on the basis of a discounted cash flow method. When the exercise price exceeds the enterprise value, a liability is recognized. At December 31, 2005, the estimated exercise price did not exceed the enterprise value, so no liability was recognized.

        Euronext has also granted a put option to GL TRADE founders on up to 10.5% of GL TRADE share capital. The option can be exercised at any moment between February 10, 2006 and June 10, 2024. The exercise price has been set at the average market value of the previous 40 trading days, less 1 euro. The present value of the exercise price of the option (€35.2 million on June 30, 2006) is reflected as a non-current financial liability.

        GL TRADE has granted put options to minority shareholders of the companies Glesia and GL TRADE America Inc., which GL TRADE controls. The present value of the exercise price of the options (€4.9 million and €1.0 million respectively) is reflected on the balance sheet as a financial liability under IFRS. Euronext and Borsa Italiana subscribed to 51.0% of the share capital of MTS on November 18, 2005. As a result of the pre-emptive rights and sale mechanism, MBE Holding committed to acquire an additional stake in the controlled MTS of 9.37%. The Euronext share in that commitment at December 31, 2005 (€12.7 million), which was settled in February 2006, was reflected as a financial liability on the balance sheet under IFRS.

        At June 30, 2006, the outstanding amount of the bank loan contracted by GL TRADE decreased to €9.0 million following an annual amortization of €3.0 million in June 2006; the present value of the exercise price of the put options granted by GL TRADE to minority shareholders of Glesia and GL TRADE America Inc. amounted to €4.6 million and €1.0 million, respectively, and no liability was recognized regarding the put option granted to Borsa Italiana.

Contractual Obligations

        Euronext has various contractual obligations arising from its operations. These obligations are more fully described in this document under various headings under "Management's Discussion and Analysis of Results of Operations and Financial Condition of Euronext" as well as in the notes to Euronext's consolidated financial statements. The following table lists the aggregate maturities of Euronext's long-term debt and operating leases at December 31, 2005:

		Payments Due by Period
Contractual Obligations	Total	Less than 1 years	1 to 3 years	3 to 5 years	After 5 years
Long-Term Debt Obligations (before interest)	386,002	8,845	—	377,157	—
Operating Lease Obligations	24,296	11,613	3,051	226	9,406

Total	410,298	20,458	3,051	377,383	9,406

        The following table lists the aggregate maturities of Euronext's long-term debt and operating leases at June 30, 2006.

		Payments Due by Period
Contractual Obligations	Total	Less than 1 years	1 to 3 years	3 to 5 years	After 5 years
Long-Term Debt Obligations (before interest)	373,155	8,571	364,584	—	—
Operating Lease Obligations	23,345	11,171	2,281	283	9,610

Total	396,500	19,742	366,865	283	9,610

Off Balance Sheet Arrangements

        In July 2005, GL Trade acquired OASIS for $4 million. The acquisition price may be increased by up to $3 million until June 30, 2007, depending on the income growth recorded by this company.

        In June 2006, Euronext, together with Atos Origin, granted an ordinary course unlimited parent guarantee to AEMS in respect of payments related to a building lease in the UK. Euronext estimates its total exposure under this guarantee at £11.5 million.

Critical Accounting Policies

        In preparing its financial statements, Euronext makes estimates concerning a variety of matters. Some of these matters are highly uncertain, and Euronext's estimates involve judgments it makes based on the information available to it. The following discussion highlights Euronext's critical accounting policies and estimates. Euronext considers an accounting policy or estimate to be critical if it involves significant judgments and estimates on the part of Euronext's management and changes to those judgments or estimates could have a material impact on Euronext's financial presentation. The discussion below addresses only those estimates that Euronext considers most important based on the degree of uncertainty and the likelihood of a material impact if a different estimate were used. There are other areas in which Euronext uses estimates about uncertain matters, but for which the reasonably likely effect of changed or different estimates is not material to Euronext's financial presentation. For a summary of all of Euronext's significant accounting policies, see Note 1 to Euronext's consolidated financial statements.

  Pension Plan Assumptions

        Euronext recognizes its net obligation in respect of its defined benefit pension plans on the basis of an actuarial estimate of the future benefit that employees have earned as of the balance sheet date, net of the valuation of assets to meet these obligations. Euronext prepares this estimate on an annual basis taking into account different actuarial assumptions. Two critical assumptions used are the discount rate (equal to the yield at the balance sheet date on high quality fixed income instruments) on future benefits and the expected return on plan assets. Euronext evaluates these critical assumptions at least annually on a plan-specific and country-specific basis. Other assumptions relate to demographic factors, such as retirement age, life expectancy and staff turnover, which are periodically evaluated and updated to reflect Euronext's past experience and future expectations. Depending on the assumptions and estimates used, Euronext's pension benefit expense could vary within a range of outcomes and have a material effect on reported earnings.

  Impairment testing

        Rather than being amortized, goodwill is tested for impairment at least annually under IFRS, or more frequently when there is an indication of an impairment loss. Goodwill is tested at the level of cash-generating units, which correspond to Euronext businesses that generate independent cash flows. The impairment test is based on the relationship between the carrying amount of an asset and its recoverable amount, which is the higher of its sale price or value in use. Value in use is in turn based on the discounted future cash flows method. The determination of the underlying assumptions related to the recoverability of intangible assets is subjective, and therefore requires the exercise of considerable judgment by Euronext. Although Euronext performs sensitivity analyses on its main assumptions in order to strengthen the reliability of its impairment tests, changes in key assumptions about Euronext's business and prospects, or changes in market conditions, could result in future impairment charges.

  Valuation of Available for Sale securities

        Investments in Available for Sale securities are carried at fair value. The determination of such fair values is performed either by reference to quoted market prices when these are available or by using a valuation technique. Valuation techniques may encompass elements of discounted cash flow analysis, and therefore require the exercise of judgment by Euronext. Although Euronext performs sensitivity analyses on its main assumptions in order to strengthen the reliability of its calculations, changes in key assumptions could result in different fair values.

  Share-based payments

        In accordance with IFRS 2, the grant of stock options to employees for services rendered represents a supplementary benefit provided by Euronext. Under IFRS 2, Euronext estimates the fair value of these stock options at the grant date and records the value within shareholders' equity. Fair value is determined using a Black and Scholes option pricing model that takes into account the specific features of the stock option plan (net price, period of exercise, etc.), market data at the grant date (such as price, volatility, etc.) and behavioral assumptions relating to option holders. Different assumptions could result in material changes to the expense amounts recorded for these options.

  Contingent liabilities

        Euronext is involved in legal and arbitration proceedings in the ordinary course of its business. Euronext accrues a liability in its financial statements when an adverse outcome is probable and the amount of the loss can be reasonably estimated. Due to the uncertainty inherent in such matters, it is often difficult to predict the final outcome. The cases and claims against Euronext often raise difficult and complex issues. In determining whether a loss should be accrued Euronext evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Assessing these matters inherently involves the exercise of significant management judgment. Changes in these factors or outcomes that are different from those Euronext expects to occur could materially impact Euronext's financial position or its results of operations.

Quantitative and Qualitative Disclosures About Market Risk

  General

        As a result of its operating and financing activities, Euronext is exposed to market risks such as changes in interest rates and currency exchange rates, as well as equity market risks. Euronext has implemented policies and procedures to measure, manage, monitor and report risk exposures within the group, which are regularly reviewed by the appropriate management and supervisory bodies (Risk Committee, Managing Board or Audit Committee, as appropriate).

        Euronext's treasury and financing department is charged with identifying risk exposures and monitoring and managing such risks on a daily basis. Euronext's subsidiaries centralize their cash investments, report their risks and hedge their exposures with the group's central treasury and financing department as necessary in accordance with local law.

        Euronext uses derivative instruments solely to hedge financial risks related to its financial positions or risks that are otherwise incurred in the normal course of its commercial activities. It does not use derivative instruments for speculative or trading purposes. Euronext's principal derivative instrument at December 31, 2005 was a fixed-to-floating rate swap entered into to hedge its fixed rate bonds issued in 2004.

        The following table summarizes the composition of Euronext's financial assets and liabilities at December 31, 2005.

	Positions in euros		Positions in pound sterling
Currency	Floating rate (or fixed rate with maturity <1 year)	Fixed rate (with maturity >1 year)	Floating rate (or fixed rate with maturity <1 year)		Fixed rate (with maturity >1 year)
	Type of rate and maturity (in thousands of euros)
Financial assets	391,586	—	282,548		—
Financial liabilities	12,273	—	5,652		368,157
Net position before hedging	379,313	—	276,896		(368,157)
Hedging impact	—	—	(368,157	)(1)	368,157	(1)
Net position after hedging	379,313	—	(91,261)		—

(1)
Fixed rate to floating rate swap hedging a fixed rate bond.

        The following table summarizes the composition of Euronext's financial assets and liabilities at June 30, 2006.

	Positions in euros		Positions in pound sterling
Currency	Floating rate (or fixed rate with maturity < 1 year)	Fixed rate (with maturity > 1 year)	Floating rate (or fixed rate with maturity > 1 year)		Fixed rate (with maturity < 1 year)
	Type of rate and maturity
	(In thousands of euros)
Financial assets	373,071	—	316,436		—
Financial liabilities	50,305	—	9,098		358,584
Net position before hedging	322,766	—	307,338		(358,584)
Hedging impact	—	—	(358,584	)(*)	358,584	(*)
Net position after hedging	322,766	—	(51,246)		—

(*)
Fixed rate to floating rate swap hedging the fixed rate bond.

  Interest Rate Risk

        Substantially all of Euronext's financial assets and liabilities are based on floating rates or on fixed rates that have been swapped to floating rates via fixed to floating rate swaps. As part of its hedging activities, Euronext enters into over-the-counter interest rate derivative instruments, such as swaps, with counterparties that meet minimum creditworthiness and rating standards. As reflected in the table above, Euronext has entered into a fixed-to-floating rate swap to hedge a £250 million fixed rate bond issuance denominated in sterling.

        Because Euronext is a net lender at floating rate in euros, when interest rates on euro-denominated instruments decrease, Euronext's financing income is negatively impacted. Assuming constant levels of euro-denominated net financial assets at floating rate or at fixed rate with a maturity of less than one year, Euronext's annual financing income would decrease by €3.8 million for each 1% decrease in euro interest rates based on positions at December 31, 2005 (€3.2 million for each 1% decrease in euro interest rates based on positions at June 30, 2006).

        Similarly, because Euronext is a net borrower at floating rate in sterling, when interest rates on sterling-denominated instruments increase, Euronext's financing expenses increase. Assuming constant levels of sterling-denominated net financial liabilities at floating rate or at fixed rate with a maturity of less than one year, Euronext's annual financing expense would increase by €0.9 million for each 1% increase in sterling interest rates based on positions at December 31, 2005 (€0.5 million for each 1% increase in sterling interest rates based on positions at June 30, 2006).

  Currency risk

        As a result of Euronext's acquisition of LIFFE, a significant part of Euronext's assets, liabilities, income and expenses of Euronext is recorded in pound sterling, exposing Euronext to a currency risk. When the euro increases in value against the pound sterling, for example, revenues denominated in pound sterling generate a reduced contribution to Euronext's consolidated revenues when translated into euros. Similarly, when the euro decreases in value against the pound sterling, the impact of expenses denominated in pounds sterling is greater when translated into euros. In 2005, 32.5% of Euronext's revenues and 30.3% of its expenses were denominated in pounds sterling.

        At December 31, 2005, Euronext's net currency position was £284 million, consisting of £579 million in assets (including £291 million of goodwill and £164 million of cash, cash equivalents and short term financial investments) and £295 million in liabilities. The borrowings in pounds sterling, for an amount of £254 million, constitute a partial hedge of the net assets in pounds sterling. Currency exchange rate differences had a positive impact of €12.5 million on the group's consolidated equity in 2005. At December 31, 2005, based on the £284 million net currency position of the group, a hypothetical 10% increase in the euro/sterling exchange rate would have had a negative €37.7 million impact on shareholders equity.

        On June 30, 2006, the Group's net currency position was £ 317 million, consisting of £ 624 million in assets (including £ 288 million goodwill) and £ 307 million in liabilities. The borrowings in pounds sterling, for an amount of £ 254 million, constitute a partial hedge of the net assets in pounds sterling. The currency exchange rate differences had a positive impact of €4.9 million on the Group's consolidated equity at June 30, 2006. At June 30, 2006, based on the £317 million net currency position of the group, a hypothetical 10% increase in the euro/sterling exchange rate would have had a negative €41.7 million impact on shareholders' equity.

  Equity market risk

        Euronext is exposed to equity market risk through its investment in shares of Atos Origin S.A., which were valued at €18.1 million as of December 31, 2005 (€16.6 million as of June 30, 2006). A decrease in the value of Atos Origin shares could lead to a financial loss for Euronext. This position is monitored and reported to senior management on a daily basis. At December 31, 2005, all else being equal, a hypothetical 10% decline in the market price of the shares of Atos Origin would have had a €1.8 million impact on the fair value of Euronext's investment in Atos Origin (€1.7 million based on the position at June 30, 2006).

        Until the end of 2005, variations in the fair value of these shares were recorded in financing income (revaluation of asset at fair value through profit and loss) under IFRS and in equity (other comprehensive income) under U.S. GAAP. Following an amendment to IAS 39 that took effect on January 1, 2006 which limits the possibility of designating a financial asset or liability as one at fair value through profit and loss upon initial recognition, Euronext's equity investment in Atos Origin has been reclassified as an available-for-sale asset. Accordingly, variations in the fair value of these shares are now recognized in equity.

Summary of Material Differences between IFRS and U.S. GAAP

        Euronext prepares its consolidated financial statements in accordance with IFRS as adopted by the European Union, which differ in certain significant respects from U.S. GAAP. The principal differences between IFRS and U.S. GAAP as they relate to Euronext are discussed in Note 3.14 to Euronext's consolidated financial statements as of and for the years ended December 31, 2005, 2004 and 2003 and in Note 11 to Euronext's unaudited interim condensed consolidated financial statements as of June 30, 2006 and for the six-month period ended June 30, 2006 and 2005. These notes include a reconciliation of net income and shareholders' equity under IFRS to net income and shareholders' equity under U.S. GAAP. The most significant items in reconciling Euronext's net income and shareholders' equity under IFRS and U.S. GAAP related to impairment and amortization of goodwill and intangible assets, recognition of admission fees and sale of software revenues, accounting for derivatives and hedging instruments, deferred tax related to business combinations and employee benefits and stock-based compensation. Further information on such differences and adjustments is set forth in the notes to Euronext's consolidated financial statements mentioned above.

        Net income under U.S. GAAP amounted to €221.1 million for the year ended December 31, 2005, up from €173.9 million in 2004. This corresponds to a 27% increase in net income under U.S. GAAP, as compared to a 61% increase in net income under IFRS. This difference in trend is primarily related to the amortization of goodwill and intangible assets induced by previous business combinations. In 2004, the impact of differences generated by previous business combinations on net income under U.S. GAAP was €25.9 million higher than under IFRS, since goodwill continued to be amortized under IFRS (though not under U.S. GAAP). In 2005, the end of goodwill amortization under IFRS combined with the recording of amortization expenses under U.S. GAAP related to intangible assets had a negative €1.8 million effect from IFRS to U.S. GAAP.

        Net income under U.S. GAAP amounted to €169.7 million for the six months ended June 30, 2006, compared with a €100.6 million for the six months ended June 30, 2005.

DESCRIPTION OF NYSE EURONEXT CAPITAL STOCK

        The following summary is a description of the material terms of NYSE Euronext's capital stock as of the effective time of the combination and is not complete. You should also refer to (1) the form of NYSE Euronext certificate of incorporation that will be in effect as of the completion of the combination, which is included as Annex E to this document, (2) the form of NYSE Euronext bylaws that will be in effect as of the completion of the combination, which is included as Annex F to this document forms a part, and (3) the applicable provisions of the Delaware General Corporation Law.

Common Stock

        As of the effective time of the combination, NYSE Euronext will be authorized to issue up to 800,000,000 shares of common stock. Immediately following the combination, NYSE Euronext expects there to be approximately 266,500,000 shares of NYSE Euronext common stock outstanding.

        Holders of NYSE Euronext common stock are entitled to receive dividends when, as and if declared by the NYSE Euronext board of directors out of funds legally available for payment, subject to the rights of holders, if any, of NYSE Euronext preferred stock.

        Each holder of NYSE Euronext common stock is entitled to one vote per share. Subject to the rights, if any, of the holders of any series of preferred stock if and when issued and subject to applicable law, all voting rights are vested in the holders of shares of NYSE Euronext common stock.

        In the event of a voluntary or involuntary liquidation, dissolution or winding up of NYSE Euronext, the holders of NYSE Euronext common stock will be entitled to share equally in any of the assets available for distribution after NYSE Euronext has paid in full all of its debts and after the holders of all outstanding series of NYSE Euronext preferred stock, if any, have received their liquidation preferences in full.

        The issued and outstanding shares of NYSE Euronext common stock are fully paid and nonassessable. Holders of shares of NYSE Euronext common stock are not entitled to preemptive rights. Shares of NYSE Euronext common stock are not convertible into shares of any other class of capital stock.

Ownership and Voting Limits on NYSE Euronext Capital Stock

        The NYSE Euronext certificate of incorporation will place certain ownership and voting limits on the holders of its capital stock. Specifically, under the NYSE Euronext certificate of incorporation:

  •
  no person (either alone or together with its related persons (as defined below)) may beneficially own shares of stock of NYSE Euronext representing in the aggregate more than 20% of the total number of votes entitled to be cast on any matter; and

  •
  no person (either alone or together with its related persons) shall be entitled to vote or cause the voting of shares of stock of NYSE Euronext representing in the aggregate more than 10% of the total number of votes entitled to be cast on any matter, and no person (either alone or together with its related persons) may acquire the ability to vote more than 10% of the total number of votes entitled to be cast on any matter by virtue of agreements entered into by other persons not to vote shares of NYSE Euronext's outstanding capital stock.

        The term "related persons" shall mean with respect to any person:

  •
  any "affiliate" (as such term is defined in Rule 12b-2 under the Exchange Act) of such person;

  •
  any other person(s) with which such first person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the stock of NYSE Euronext;

  •
  in the case of a person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of such person and, in the case of a person that is a partnership or a limited liability company, any general partner, managing member or manager of such person, as applicable;

  •
  in the case of a person that is a "member organization" (as defined in the rules of the NYSE, as such rules may be in effect from time to time), any "member" (as defined in the rules of the NYSE, as such rules may be in effect from time to time) that is associated with such person (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act);

  •
  in the case of a person that is an OTP Firm (as defined in the rules of NYSE Arca, Inc., as such rules may be in effect from time to time), any OTP Holder (as defined in the rules of NYSE Arca, Inc., as such rules may be in effect from time to time) that is associated with such person (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act);

  •
  in the case of a person that is a natural person, any relative or spouse of such natural person, or any relative of such spouse who has the same home as such natural person or who is a director or officer of NYSE Euronext or any of its parents or subsidiaries;

  •
  in the case of a person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act), or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable;

  •
  in the case of a person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable;

  •
  in the case of a person that is a "member" (as defined in the rules of the NYSE, as such rules may be in effect from time to time), the "member organization" (as defined in the rules of the NYSE, as such rules may be in effect from time to time) with which such person is associated (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act); and

  •
  in the case of a person that is an OTP Holder, the OTP Firm with which such person is associated (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act).

        In the event that a person, either alone or together with its related persons, beneficially owns shares of stock of NYSE Euronext representing more than 20% of the total number of votes entitled to be cast on any matter, such person and its related persons shall be obligated to sell promptly, and NYSE Euronext shall be obligated to purchase promptly, at a price equal to the par value of such shares of stock and to the extent that funds are legally available for such purchase, that number of shares of stock of the NYSE Euronext necessary so that such person, together with its related persons, shall beneficially own shares of stock of NYSE Euronext representing in the aggregate no more than 20% of the total number of votes entitled to be cast on any matter, after taking into account that such repurchased shares shall become treasury shares and shall no longer be deemed to be outstanding.

        In the event that a person, either alone or together with its related persons, possesses more than 10% of the total number of votes entitled to be cast on any matter (including if it possesses this voting power by virtue of agreements entered into by other persons not to vote shares of NYSE Euronext's capital stock), then such person, either alone or together with its related persons, will not be entitled to vote or cause the voting of these shares of NYSE Euronext capital stock to the extent that such shares represent in the aggregate more than 10% of the total number of votes entitled to be cast on any matter, and NYSE Euronext shall disregard any such votes purported to be cast in excess of this percentage.

        The voting limitations do not apply to a solicitation of a revocable proxy by or on behalf of NYSE Euronext or by any officer or director of NYSE Euronext acting on behalf of NYSE Euronext or to a solicitation of a revocable proxy by a NYSE Euronext stockholder in accordance with Regulation 14A under the Exchange Act. This exception, however, does not apply to certain solicitations by a stockholder pursuant to Rule 14a-2(b)(2) under the Exchange Act, which permits a solicitation made otherwise than on behalf of NYSE Euronext where the total number of persons solicited is not more than ten.

        The NYSE Euronext board of directors may waive the provisions regarding ownership and voting limits by a resolution expressly permitting this ownership or voting (which resolution must be filed with and approved by the SEC and all required European regulators prior to being effective), subject to a determination of the board that:

  •
  the acquisition of such shares and the exercise of such voting rights, as applicable, will not impair:

  •
  the ability of NYSE Euronext, NYSE Group or the U.S. regulated subsidiaries of NYSE Group to discharge their respective responsibilities under the Exchange Act and the rules thereunder;

  •
  the ability of NYSE Euronext, Euronext or the European market subsidiaries to discharge their respective responsibilities under European exchange regulations;

  •
  the ability of the SEC to enforce the Exchange Act; or

  •
  the ability of European regulators to enforce European exchange regulations;

  •
  the acquisition of such shares and the exercise of such voting rights, as applicable, is otherwise in the best interests of NYSE Euronext, its stockholders, its U.S. regulated subsidiaries and its European market subsidiaries;

  •
  neither the person obtaining the waiver nor any of its related persons is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act) if such person is seeking to obtain a waiver above the 20% level;

  •
  neither the person obtaining the waiver nor any of its related persons has been determined by a European regulator to be in violation of the laws or regulations adopted in accordance with the European Directive on Markets in Financial Instruments applicable to any European market subsidiary requiring such person to act fairly, honestly and professionally, if such person is seeking to obtain a waiver above the 20% level;

  •
  for so long as NYSE Euronext directly or indirectly controls NYSE Arca, Inc. or NYSE Arca Equities, Inc., or any facility of NYSE Arca, Inc., neither the person requesting the waiver nor any of its related persons is an ETP holder, an OTP holder or an OTP firm if such person is seeking to obtain a waiver above the 20% level; and

  •
  for so long as NYSE Euronext directly or indirectly controls the NYSE or NYSE Market, neither the person requesting the waiver nor any of its related persons is a member or member organization of the NYSE if such person is seeking to obtain a waiver above the 20% level.

        In making these determinations, the NYSE Euronext board of directors may impose conditions and restrictions on the relevant stockholder or its related persons that it deems necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act, the European exchange regulations and the governance of NYSE Euronext.

        For purposes of these provisions, a "European market subsidiary" means a "market operator," as defined by the European Directive on Markets in Financial Instruments, that is

  •
  owned by Euronext as of the effective time of the combination and continues to be owned by NYSE Euronext; or

  •
  acquired by Euronext after the effective time of the combination (provided that in this case, the acquisition of the market operator shall have been approved by the NYSE Euronext board of directors and the jurisdiction in which such market operator operates is represented in the Euronext College of Regulators).

        These provisions of the NYSE Euronext certificate of incorporation could delay or deter a change of control of NYSE Euronext, which could adversely affect the price of NYSE Euronext common stock.

        The NYSE Euronext certificate of incorporation also provides that the NYSE Euronext board of directors has the right to require any person and its related persons that the NYSE Euronext board of directors reasonably believes to be subject to the voting or ownership restrictions summarized above, and any stockholder (including related persons) that at any time beneficially owns 5% or more of NYSE Euronext's outstanding capital stock, to provide to NYSE Euronext, upon the board's request, complete information as to all shares of capital stock of NYSE Euronext that such stockholder beneficially owns, as well as any other information relating to the applicability to such stockholder of the voting and ownership requirements outlined above.

Transfer Restrictions on Certain Shares of NYSE Euronext Common Stock

        NYSE Euronext's certificate of incorporation imposes transfer restrictions on the shares of its common stock that were issued in the merger of the NYSE and Archipelago in respect of the former NYSE memberships. These transfer restrictions are scheduled to be removed in three equal installments on the first, second and third anniversaries of the completion of the NYSE/Archipelago merger, which occurred on March 7, 2006. Prior to the removal of the transfer restrictions from any such share, neither any record owner nor any beneficial owner of such share may, directly or indirectly, assign, sell, transfer or otherwise dispose of such share, except pursuant to one of the following limited exceptions set forth in NYSE Euronext's certificate of incorporation:

  •
  if the owner of such share is an entity (including a corporation, partnership, limited liability company or limited liability partnership), such owner may transfer the share to:

  •
  any person of which such owner directly or indirectly owns all of the common voting and equity interest;

  •
  any other entity if a person directly or indirectly owns all of the common voting and equity interest of both such owner and such other entity;

  •
  any person that directly owns all of the common voting and equity interest of such owner;

  •
  the equity holders of such owner upon a bona fide liquidation or dissolution of such owner; or

  •
  a trustee of the bankruptcy estate of such owner if such owner has become bankrupt or insolvent;

  •
  if the owner of such share is a natural person, such owner may transfer the share to:

  •
  any family member of such owner (including such owner's spouse, domestic partner, children, stepchildren, grandchildren, parents, parents-in-law, grandparents, brothers, sisters, uncles, aunts, cousins, nephews and nieces);

  •
  any trust or foundation solely for the benefit of such owner and /or such owner's family members (which is referred to as a "qualified trust"); or

  •
  a trustee of the bankruptcy estate of such owner if such owner has become bankrupt or insolvent;

  •
  the owner may pledge or hypothecate, or grant a security interest in, such share, and may transfer such share as a result of any bona fide foreclosure resulting therefrom;

    •
    if the owner is a qualified trust, the owner may transfer the share to any beneficiary of such qualified trust (including a trust for the benefit of such beneficiary) or transfer the share in exchange for cash necessary to pay taxes, debts or other obligations payable by reason of the death of the grantor of such qualified trust or any one or more of such beneficiaries, in each case in accordance with the terms of the trust instrument, and;

    •
    if the owner is a fiduciary of the estate of a deceased person, and is holding such share on behalf of such estate, such owner may transfer such share to the beneficiaries of such estate or in exchange for cash necessary to pay taxes, debts or other obligations payable by reason of the death of the deceased person.

        In addition, if all of the beneficial owners of a share of NYSE Euronext common stock die, the transfer restrictions will automatically be removed from such share.

        NYSE Euronext's certificate of incorporation sets forth two additional rules with respect to the transfers described in the previous paragraph. First, any shares that are transferred pursuant to the bulleted exceptions in the prior paragraph will remain subject to the transfer restrictions and other terms of NYSE Euronext's certificate of incorporation. Second, any beneficial owner of shares of NYSE Euronext common stock who makes a transfer pursuant to the bulleted exceptions in the prior paragraph must transfer shares of common stock that expire on the first, second and third year anniversary of the completion of the NYSE/Archipelago merger in the same proportion as the beneficial owner held such shares prior to the transfer. As a result, the proportion of a beneficial owner's shares of common stock that are subject to transfer restrictions expiring on the first, second and third anniversary of the completion of the NYSE/Archipelago merger will be the same after any of the transfers described in the previous paragraph as it was before such transfer.

        In addition, each of (1) General Atlantic Partners 77, L.P., GAP-W Holdings, L.P., GapStar LLC, GAP Coinvestment Partners II, L.P., and GAPCO GMBH & CO. KG, (2) GS Archipelago Investment, L.L.C., SLK-Hull Derivatives LLC and Goldman Sachs Execution and Clearing, L.P. (which are referred to collectively as the "Goldman Sachs Affiliates"), and (3) GSP, LLC, an entity in which Gerald D. Putnam, NYSE Group, has a controlling interest, have entered into separate support and lock-up agreements, pursuant to which they have agreed not to transfer their shares of NYSE Group common stock that they received in the NYSE-Archipelago merger for a certain period of time. This transfer restriction will apply equally to shares of NYSE Euronext common stock received in the merger by holders of these restricted shares. The transfer restrictions applicable to General Atlantic and the Goldman Sachs Affiliates are scheduled to expire in three equal installments on the first, second and third anniversaries of the NYSE/Archipelago merger. The transfer restrictions applicable to GSP, LLC are scheduled to expire on the first anniversary of the NYSE/Archipelago merger.

        NYSE Euronext's board of directors may, in its discretion, remove the transfer restrictions applicable to any number of NYSE Euronext common stock on terms and conditions and in ratios and numbers that it may fix in its sole discretion. However, if any transfer restrictions are removed from shares of NYSE Euronext common stock held by General Atlantic, the Goldman Sachs Affiliates or GSP that are subject to lock-up agreements with NYSE Group, the same transfer restrictions will be removed from an equivalent percentage of all other shares of NYSE Euronext common stock that are otherwise subject to the transfer restrictions, including shares of NYSE Euronext common stock held by the former NYSE members.

        NYSE Euronext's board of directors intends that, as market conditions permit, it will provide holders of the Year 1 Shares, Year 2 Shares and/or Year 3 Shares with opportunities, from time to time, to sell these shares pursuant to additional registered offerings. NYSE Euronext's board of directors will remove the transfer restrictions from the shares of NYSE Euronext common stock that are sold in these offerings. NYSE Euronext's board of directors expects to determine whether to conduct any future offerings, the number of such offerings (if any), the maximum number of shares of NYSE Euronext common stock eligible to be sold in any offering, and the timing of these offerings based upon its view at the time of the market's ability to absorb the newly unrestricted shares to be sold in the offering without an adverse impact on the market price of shares of NYSE Euronext common stock. However, the future sale of the Year 1 Shares, Year 2 Shares and Year 3 Shares could adversely affect the prevailing market price of NYSE Euronext common stock and its ability to raise equity capital in the future.

        The following table sets out the timetable for the automatic expiration of the transfer restrictions applicable to the shares described above (including the shares of the General Atlantic Entities, Goldman Sachs Affiliates and GSP).

Date of Currently Scheduled Removal of Transfer Restrictions	Number of Shares for Which Transfer Restrictions Will Be Removed
March 7, 2007	22,558,925
March 7, 2008	33,943,089
March 7, 2009	41,771,830
Total	98,273,844

U.S. Federal Income Tax Considerations for Non-U.S. Holders of NYSE Euronext Common Stock

        The following is a general discussion of material U.S. federal income and estate tax considerations with respect to the ownership and disposition of NYSE Euronext common stock applicable to non-U.S. holders. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury regulations thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect.

        For the purposes of this discussion, the term "non-U.S. holder" means a beneficial owner of NYSE Euronext common stock other than:

  •
  a citizen or resident of the United States;

  •
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state;

  •
  an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

        If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of NYSE Euronext common stock, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of NYSE Euronext common stock should consult their tax advisors.

        It is assumed in this discussion that a non-U.S. holder holds shares of NYSE Euronext common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of that non-U.S. holder's particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, holders who acquired NYSE Euronext common stock pursuant to the exercise of employee stock options or otherwise as compensation, entities or arrangements treated as partnerships for U.S. federal income tax purposes, holders liable for the alternative minimum tax, and holders who hold their NYSE Euronext common stock as part of a hedge, straddle, constructive sale or conversion transaction). In addition, except to the extent provided below, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of U.S. state, local or non-U.S. taxes. Accordingly, prospective investors are urged to consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of NYSE Euronext common stock.

        THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP AND DISPOSITION OF NYSE EURONEXT COMMON STOCK. HOLDERS OF NYSE EURONEXT COMMON STOCK ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF NYSE EURONEXT COMMON STOCK.

  Dividends

        In general, dividends, if any, paid by NYSE Euronext to a non-U.S. holder will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if an income tax treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if an income tax treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder files certain forms, including Internal Revenue Service Form W-8ECI (or any successor form), with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional "branch profits tax" at a rate of 30% (or a reduced rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its "effectively connected earnings and profits," subject to certain adjustments. Under applicable U.S. Treasury regulations, a non-U.S. holder (including, in certain cases of non-U.S. holders that are entities, the owner or owners of these entities) is required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty.

  Gain on Sale or Other Disposition of NYSE Euronext Common Stock

        In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder's NYSE Euronext common stock unless:

  •
  the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (in which case the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation) and, if required by an applicable income tax treaty as a condition to subjecting a non U.S. holder to U.S. federal income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;

  •
  the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

  •
  NYSE Euronext is or has been a U.S. real property holding corporation (a "USRPHC") for U.S. federal income tax purposes (which NYSE Euronext does not believe that it has been, currently is, or will become) at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder's holding period. If NYSE Euronext were or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of NYSE Euronext common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of NYSE Euronext common stock during this period would not be subject to U.S. federal income tax, provided that NYSE Euronext common stock is "regularly traded on an established securities market" (within the meaning of Section 897(c)(3) of the Internal Revenue Code). NYSE Euronext believes that its common stock will be treated as regularly traded on an established securities market during any period in which it is listed on the NYSE.

  U.S. Federal Estate Tax

        NYSE Euronext common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

  Backup Withholding, Information Reporting and Other Reporting Requirements

        Generally, NYSE Euronext must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

        U.S. backup withholding tax (currently at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. Dividends paid to a non-U.S. holder of NYSE Euronext common stock generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

        Under U.S. Treasury regulations, the payment of proceeds from the disposition of NYSE Euronext common stock by a non-U.S. holder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of NYSE Euronext common stock by a non-U.S. holder effected at a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of NYSE Euronext common stock by a non-U.S. holder effected at a non-U.S. office of a broker that is:

  •
  a U.S. person;

  •
  a "controlled foreign corporation" for U.S. federal income tax purposes;

  •
  a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

  •
  a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

information reporting will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no knowledge or reason to know to the contrary). Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

COMPARISON OF SHAREHOLDER RIGHTS PRIOR TO AND AFTER THE COMBINATION

        This section describes the material differences between the rights of holders of NYSE Group common stock and holders of Euronext shares before the combination, on the one hand, and the rights of holders of NYSE Euronext common stock after the combination, on the other hand. Because both NYSE Group and NYSE Euronext are Delaware corporations, the differences between the rights of holders of NYSE Group common stock prior to the combination and the rights of holders of NYSE Euronext common stock after the combination primarily result from the differences between the governing documents of NYSE Group and NYSE Euronext.

        This section does not include a complete description of all differences between the rights of these respective shareholders, nor does it include a complete description of their specific rights. Furthermore, the identification of some of the differences of these rights as material is not intended to indicate that other differences that may be equally important do not exist. All NYSE Group stockholders and Euronext shareholders are urged to carefully read the relevant provisions of the Delaware General Corporation Law, the Dutch Civil Code (Burgerlijk Wetboek), the NYSE Group certificate of incorporation and bylaws, the Euronext articles of association and the form of NYSE Euronext certificate of incorporation and bylaws that will be in effect upon completion of the combination (which forms are included as Annexes E and F, respectively, to this document).

        In considering the terms of the NYSE Euronext certificate of incorporation and bylaws, NYSE Group and Euronext considered the unique role to be played by NYSE Euronext and its subsidiaries as operators of regulated markets in the United States and Europe and, in the case of NYSE Group, as the parent company of U.S. self-regulatory organizations and the independence and public interest criteria embodied in its director selection criteria, as well as pronouncements from the SEC and the European regulators, including the SEC's proposed Regulation SRO.

        Copies of the NYSE Group certificate of incorporation and bylaws and the Euronext articles of association are available to NYSE Group stockholders and Euronext shareholders, respectively, upon request. See "Where You Can Find More Information." You are encouraged to obtain and read these documents.

NYSE Group Shareholders	Euronext Shareholders	NYSE Euronext Shareholders
Authorized Equity Interests

Common Stock.    NYSE Group is authorized to issue up to 400,000,000 shares of NYSE Group common stock, with a par value of $0.01 per share. As of November 17, 2006, there were 156,233,316 shares of NYSE Group common stock outstanding.

Preferred Stock. NYSE Group is authorized to issue up to 200,000,000 shares of preferred stock, with a par value of $0.01 per share. Currently, no shares of NYSE Group preferred stock are outstanding.
Ordinary Shares.    Euronext is authorized to issue up to 200,000,000 ordinary shares, with a par value of €6 per share. Currently, there are 112,557,259 Euronext ordinary shares outstanding.

Preferred Shares. Euronext has no preferred shares.
Common Stock.    NYSE Euronext is authorized to issue up to 800,000,000 shares of NYSE Euronext common stock, with a par value of $0.01 per share. Immediately following the effective time of the combination, NYSE Euronext expects there to be approximately 266,500,000 shares of NYSE Euronext common stock outstanding.

Preferred Stock. NYSE Euronext is authorized to issue up to 400,000,000 shares of preferred stock, with a par value of $0.01 per share. NYSE Euronext expects that no shares of preferred stock will be outstanding immediately following the effective time of the combination.
Dividends/Distributions

Holders of NYSE Group common stock are entitled to receive dividends when, as and if declared by the NYSE Group board of directors out of funds legally available for payment, subject to the rights of holders, if any, of NYSE Group preferred stock. Holders of NYSE Group common stock are entitled to share pro rata in the assets of NYSE Group upon dissolution after provision has been made for all claims against, and obligations of, NYSE Group.
	Distributions to Euronext's shareholders are permitted only if and to the extent that, following the distribution, Euronext's unconsolidated shareholders' equity (eigen vermogen) remains greater than or equal to the sum of paid-in (and called) share capital and (non-consolidated) undistributable reserves (which Dutch law requires Euronext to maintain). Subject to approval of the Euronext supervisory board, the Euronext managing board may propose that distributable profits shall be retained or distributed to Euronext shareholders. At Euronext's annual general meeting of shareholders (or at an extraordinary meeting of shareholders), the shareholders approve or reject the Euronext managing board's proposal. For calculation of the profits available for distribution, shares held by Euronext in its own capital shall not count.	Same as for NYSE Group.

Subject to the approval of the Euronext supervisory board, the Euronext managing board can distribute an interim dividend to shareholders, provided Euronext has distributable profits in accordance with the requirements described above. To evidence the availability of distributable profits, the Euronext managing board must prepare an interim statement of assets and liabilities.

Subject to the approval of the Euronext supervisory board and the general meeting of shareholders, the Euronext managing board may determine that the distribution shall not be in cash but in the form of a stock dividend or an option to receive cash or a stock dividend.
Annual Meeting of Shareholders

Under the Delaware General Corporation Law, an annual meeting of shareholders must be held for the election of directors on a date and at a time designated by or in the manner provided in the corporation's bylaws. Any other proper business may be transacted at the annual meeting.

Under the NYSE Group bylaws, annual meetings of shareholders are held for the election of directors at any date, time and place as may be designated by the NYSE Group board of directors from time to time.

Under the NYSE Group bylaws, notice of the place, day and hour of the meeting and the general nature of the business to be considered must be provided to each shareholder not less than 10 days and not more than 60 days before the meeting date.

Under Dutch law, the annual general meeting should be held no later than six months after the end of the fiscal year. Pursuant to the Euronext articles of association, general meetings of shareholders are held in Amsterdam, the Netherlands.

	Under the Euronext articles of association, the notice convening a general meeting of shareholders must be given no later than the 15th day prior to the day of the meeting. The notice must be accompanied by the agenda for the meeting or must state that the agenda can be obtained at the offices of Euronext. Unless a resolution is passed unanimously at a meeting in which the entire issued capital is represented, no valid resolutions can be adopted at a general meeting of shareholders in respect of items that are not included on the agenda in the notice convening the meeting or which have not been published in the same manner with due observance of the period set for giving notice of the meeting. See also "Comparison of Shareholder Rights Prior to and After the Combination—Shareholder Proposals" below.	Same as for NYSE Group.

Special Meeting of Shareholders

Special meetings of stockholders may be called at any time by, and only by, the chairman of the board of directors, the chief executive officer or by resolution of a majority of the NYSE Group board of directors.
Extraordinary general meetings of shareholders may be held whenever the managing board or the supervisory board of Euronext deems it desirable.

In addition, Euronext shareholders representing at least one-tenth of the outstanding share capital of Euronext may request the Euronext managing board and the supervisory board to convene an extraordinary general meeting of shareholders. If neither of these boards takes appropriate action to hold such meeting within a period of six weeks after the request is made, such shareholder can address a court to be authorized to convene an extraordinary meeting.
Special meetings of stockholders may be called at any time by, and only by, the chairman of the board, of directors, the deputy chairman of the board of directors, the chief executive officer, the deputy chief executive officer or by resolution of a majority of the NYSE Euronext board of directors.
Voting Rights—General

Each outstanding share of NYSE Group common stock entitles its holder to one vote per share. Shares of NYSE Group common stock held by NYSE Group are counted as treasury shares and are therefore not treated as outstanding.

Subject to the rights, if any, of the holders of any series of preferred stock outstanding and subject to applicable law, all voting rights are vested in the holders of shares of NYSE Group common stock. There are no cumulative voting rights.

There are certain limitations on voting if a person (either alone or together with their related persons) owns above a certain

Each outstanding Euronext share entitles its holder to one vote. However, Euronext may not exercise the voting rights for any Euronext shares held by it or any of its subsidiaries at any meeting of shareholders. All shareholder resolutions are adopted by an absolute majority of the votes cast, unless the Euronext articles of association or Dutch law prescribe otherwise. The validity of shareholder decisions is not dependent on a quorum, unless Dutch law or the Euronext articles of association provide otherwise.

	The Euronext articles of association and/or Dutch law require, under certain circumstances, a qualified	Same as for NYSE Group.

percentage of the outstanding equity of NYSE Group. See "Comparison of Shareholder	majority for, among others, the following types of corporate actions:
Rights Prior to and After the Combination—Limitations on Voting Concentration."	•	restricting or excluding preemptive rights;
	•	appointing members of the managing board or supervisory board in the event and to the extent the appointment does not occur pursuant to and in accordance with a proposal of the supervisory board;
•
suspending or dismissing members of the managing board or the supervisory board in the event and to the extent the suspension or dismissal does not occur pursuant to and in accordance with a proposal thereto of the supervisory board; and
	•	a statutory merger or legal demerger (as discussed below).
In addition, certain types of corporate action can only be taken upon the initiative of the managing board and/or the supervisory board.
Approval of Extraordinary Transactions

Any merger, consolidation or sale of substantially all of the assets of a corporation must be approved by a resolution adopted by a majority of the directors and approved by a vote of a majority of the outstanding shares entitled to vote thereon.
Under Dutch law, Euronext requires the prior approval of the general meeting of shareholders before entering into (1) a statutory merger (juridische fusie) whereby Euronext acts as the acquiring legal entity, or (2) a legal demerger (juridische splitsing). Specifically, a merger or demerger requires the approval of at least a majority of the
Same as for NYSE Group, except that the following extraordinary transactions require approval of two-thirds of the directors then in office (instead of a majority of the directors then in office):

•    the direct or indirect
      acquisition, sale or
      disposition by NYSE
      Euronext or any of its
subsidiaries of assets or

votes cast or, if less than one-half of the outstanding share capital is represented at the meeting at which the vote is taken, the approval of at least two-thirds of the votes cast.

In addition, pursuant to the Euronext articles of association and Dutch law, decisions of the Euronext managing board involving a significant change in the identity or character of Euronext are subject to the approval of the general meeting of shareholders. Such decisions include:
equity securities where the consideration received in respect of such assets or equity securities has a fair market value, measured as of the date of the execution of the definitive agreement providing for such acquisition, sale or disposition (or, if no definitive agreement is executed for such acquisition, sale or disposition, the date of the consummation of such acquisition, sale or disposition), in excess of 30% of the aggregate equity
•	the transfer of all or substantially all of Euronext's business to a third party;		market of capitalization of NYSE Euronext as of such date;
•

	the entry into or termination a longstanding joint venture of Euronext or of any of Euronext's subsidiaries with another legal entity or company, or as a fully liable partner in a limited partnership or a general partnership if such joint venture or termination of such joint venture is of major significance; and	•
a merger or consolidation of NYSE Euronext or any of its subsidiaries with any entity with an aggregate equity market capitalization (or, if such entity's equity securities shall not be traded on a national securities exchange, with a fair market value of assets), measured as of the date of the execution of the definitive agreement providing for such merger or
•
	the acquisition or disposal, by Euronext or any of Euronext's subsidiaries, of a participating interest in the capital of a company valued at one-third or more of Euronext's assets according to Euronext's most recently adopted consolidated balance sheet.		consolidation (or, if no definitive agreement is executed for such merger or consolidation, the date of the consummation of such merger or consolidation), in excess of 30% of the aggregate equity market capitalization of NYSE Euronext as of such date; or
A resolution of the general meeting of shareholders to resolve upon a "significant transaction" as described above, requires a majority of the votes		•	any direct or indirect acquisition by NYSE Euronext or any of its subsidiaries of assets or equity securities of an entity cast, without a quorum requirement.

Furthermore, the Euronext articles of association provide that managing board resolutions related to certain matters (e.g., issuing and acquiring Euronext shares, entering into joint ventures or dissolving the company) must be approved by the supervisory board.
whose principal place of business is outside of the United States and Europe, or any merger or consolidation of NYSE Euronext or any of its subsidiaries with an entity whose principal place of business is outside of the United States and Europe, pursuant to which NYSE Euronext has agreed that one or more directors of the NYSE Euronext board of directors shall be a person who is neither a U.S. domiciliary nor a European domiciliary as of the most recent election of directors.
Limitations on Ownership Concentration

The NYSE Group certificate of incorporation provides that no person, either alone or with its related persons (as that term is defined in the NYSE Group certificate of incorporation) may own beneficially shares of stock of NYSE Group representing in the aggregate more than 20% of the then outstanding votes entitled to be cast on any matter unless otherwise approved by the NYSE Group board of directors (in accordance with the requirements of the NYSE Group certificate of incorporation) and the SEC.

In considering whether to grant a waiver of the ownership limitations, the NYSE Group board of directors must determine, among other things, that the ownership of such shares:

• will not impair the ability of NYSE Group or the U.S. regulated subsidiaries of NYSE Group to discharge

Section 5:32 of the Dutch Act on Financial Supervision (Wet opjhet financieél toezicht 2006) requires a declaration of no objection of the Dutch Minister of Finance of any acquisition or holding of a direct or indirect interest of more than 10% of the outstanding capital or voting rights in Euronext. Such declaration should be granted unless the acquisition could or would result in a structure which hinders or could hinder the proper monitoring of compliance of Euronext with regulatory rules or could or would result in an influence on the company as holder of an exchange recognition which is contrary to the interests which the Act aims to protect. Similar restrictions also apply to indirect ownership of qualifying interests or specific percentages of voting rights in certain regulated subsidiaries of Euronext.

Same as for NYSE Group, except that any waiver of the ownership concentration limitation must also be approved by each European regulator having appropriate jurisdiction and authority.

In considering whether to grant a waiver of the ownership limitations, the NYSE Euronext board of directors must determine, among other things, that the ownership of such shares:

•    will not impair the ability of NYSE Euronext, NYSE Group or the U.S. regulated subsidiaries of NYSE Group to discharge their respective responsibilities under the Exchange Act and the rules thereunder;

• will not impair the ability of NYSE Euronext, Euronext or the European market subsidiaries of NYSE Euronext to discharge their their respective responsibilities under the Exchange Act and the rules thereunder;

•    will not impair the SEC's ability to enforce the Exchange Act; and

•    is otherwise in the best interests of NYSE Group, its stockholders and its U.S. regulated subsidiaries.

In addition, the NYSE Group board of directors may not waive the ownership limitation for any person who is subject to any statutory disqualification under the Exchange Act.

                                respective responsibilities under European exchange regulations;

•    will not impair the SEC's ability to enforce the Exchange Act;

•    will not impair the European regulator's ability to enforce European exchange regulations; and

•    is otherwise in the best interests of NYSE Euronext, its stockholders, its U.S. regulated subsidiaries and its European market subsidiaries.

In addition, the NYSE Euronext board of directors may not waive the ownership limitation for:

•    any person who is subject to any statutory disqualification under the Exchange Act (a "U.S. disqualified person"); or

• any person who has been determined by a European regulator to be in violation of the laws or regulations adopted in accordance with the European Directive on Markets in Financial Instruments applicable to any European market subsidiary requiring such person to act fairly, honestly and professionally (a "European disqualified person").

NYSE Group Shareholders	Euronext Shareholders	NYSE Euronext Shareholders
Limitations on Voting Concentration

The NYSE Group certificate of incorporation provides that no person, either alone or with its related persons, may possess the right to vote or cause the voting of shares representing more than 10% of the then outstanding votes entitled to be cast on any matter, and no person, either alone or with its related persons, may acquire the ability to vote more than 10% of the then outstanding votes entitled to be cast on any matter by virtue of agreements entered into by other persons not to vote shares of NYSE Group capital stock.

The voting limitations do not apply to a solicitation of a revocable proxy by or on behalf of NYSE Group or by any officer or director of NYSE Group acting on behalf of NYSE Group or to a solicitation of a revocable proxy by a NYSE Group stockholder in accordance with Regulation 14A under the Exchange Act. This exception, however, does not apply to certain solicitations by a stockholder pursuant to Rule 14a-2(b)(2) under the Exchange Act, which permits a solicitation made otherwise than on behalf of NYSE Group where the total number of persons solicited is not more than ten.

The NYSE Group board of directors may waive the limitations on voting concentration under certain conditions with the approval of the SEC.

In considering whether to grant a waiver of the voting limitations, the NYSE Group board of directors must determine, among other things,

Section 5:32 of the Dutch 1995 Act on Financial Supervision (Wet opjhet financieél toezicht 2006) requires declaration of no objection of the Dutch Minister of Finance of any acquisition or holding of a direct or indirect interest of more than 10% of the outstanding capital or voting rights in Euronext. Such declaration should be granted unless the acquisition could or would result in a structure which hinders or could hinder the proper monitoring of compliance of Euronext with regulatory rules or could or would result in an influence on the company as holder of an exchange recognition which is contrary to the interests which the Act aims to protect. Similar restrictions would also apply to indirect ownership of qualifying interests or specific percentages of voting rights in certain regulated subsidiaries of Euronext.

Same as for NYSE Group, except that any waiver of the voting concentration limitation must also be approved by each European regulator having appropriate jurisdiction and authority.

In considering whether to grant a waiver of the voting limitations, the NYSE Euronext board of directors must determine, among other things, that the exercise of such voting rights:

•    will not impair the ability of NYSE Euronext, NYSE Group or the U.S. regulated subsidiaries of NYSE Group to discharge their respective responsibilities under the Exchange Act and the rules thereunder;

•    will not impair the ability of NYSE Euronext, Euronext or the European market subsidiaries of NYSE Euronext to discharge their respective responsibilities under European exchange regulations;

•    will not impair the SEC's ability to enforce the Exchange Act;

•    will not impair the European regulator's ability to enforce European exchange regulations; and

• is otherwise in the best interests of NYSE Euronext, its stockholders, its U.S. regulated subsidiaries and its European market subsidiaries.

that the exercise of such voting rights:

•    will not impair the ability of NYSE Group or the U.S. regulated subsidiaries of NYSE Group to discharge their respective responsibilities under the Exchange Act and the rules thereunder;

•    will not impair the SEC's ability to enforce the Exchange Act; and

•    is otherwise in the best interests of NYSE Group, its stockholders and its U.S. regulated subsidiaries.

In addition, the NYSE Group board of directors may not waive the voting limitation in excess of 20% of the outstanding capital stock of NYSE Group for any person who is a U.S. disqualified person.

In addition, the NYSE Euronext board of directors may not waive the voting limitation in excess of 20% of the outstanding capital stock of NYSE Euronext for any person who is a U.S. disqualified person or a European disqualified person.
Transfer Restrictions

The NYSE Group common stock issued in respect of NYSE memberships in the merger of the NYSE and Archipelago are subject to transfer restrictions. The transfer restrictions were set to expire in three equal installments on each of March 7, 2007, 2008 and 2009. The NYSE Group board of directors, however, has the right to remove these transfer restrictions, in whole or in part, at an earlier date.

On May 10, 2006, NYSE Group completed a selling shareholder offering of 28.75 million shares of common stock at $61.50 per share, for which NYSE Group received no proceeds. Most of	Euronext has not imposed any transfer restrictions on Euronext shares.
Shares of NYSE Euronext common stock issued to NYSE Group stockholders in the merger will be subject to the same transfer restrictions, if any, that they were prior to the merger. Shares of NYSE Euronext common stock issued to the Euronext shareholders in the exchange offer will not be subject to transfer restrictions.

For more information, see "Description of NYSE Euronext Capital Stock—Transfer Restrictions on Certain Shares of NYSE Euronext Common Stock."

the NYSE Group common stock sold in this offering were shares of NYSE Group common stock that were formerly subject to the transfer restrictions (which the NYSE Group board of directors removed in connection with the offering).

If the NYSE Group board of directors releases from the lock-up any of the NYSE Group common stock that General Atlantic or Goldman Sachs Group received in respect of their Archipelago common stock in the NYSE-Archipelago merger, the transfer restrictions will automatically be removed from a proportionate number of shares of NYSE Group common stock held by the former NYSE members. For more information, see "Description of NYSE Euronext Capital Stock—Transfer Restrictions on Certain Shares of NYSE Euronext Common Stock."
Shareholder Proposals

The proposal of business to be considered by the shareholders may be made by any shareholder of NYSE Group by giving notice to the Secretary of NYSE Group within a certain period. Such business must also be a proper matter for shareholder action.
	No later than the 50th day before the day of a meeting of shareholders, shareholders who represent at least 1% of the outstanding share capital of Euronext or represent Euronext shares with a listed value exceeding €50,000,000 may request the Euronext managing board in writing to include their proposals in the notice convening the general meeting of shareholders, provided that doing so does not conflict with any significant corporate interest of Euronext.	Same as for NYSE Group.

NYSE Group Shareholders	Euronext Shareholders	NYSE Euronext Shareholders
Governance

Subject to the rights of the holders of any series of preferred stock to elect additional directors under specified circumstances, the exact number of NYSE Group directors will be fixed from time to time by the NYSE Group board of directors pursuant to a resolution adopted by a majority of the board.

Each director holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal.
The Euronext articles of association provide that Euronext is managed by a managing board consisting of one or more members. The number of members is determined by the supervisory board. There are currently five members of the managing board.

 For individuals appointed to the managing board after January 1, 2004, such members are appointed for a period of no more than four years and re-appointment may occur for no more than four years per term.

 The policy of the managing board and the general course of affairs of Euronext are supervised by the supervisory board. The supervisory board advises the managing board. In discharging its duties, the supervisory board shall be guided by the interests of Euronext and its business. It takes into account the relevant interests of all the stakeholders involved in Euronext (including Euronext's shareholders). The number of members on the Euronext supervisory board is determined by the supervisory board provided that it shall consist of at least three and no more than twelve members. There are currently 11 supervisory board members.

A supervisory board member is appointed for a period of four years and a supervisory board member may be in office for a maximum of three four-year periods.
The number of NYSE Euronext directors immediately following the effective time of the combination will be 22 and may thereafter be changed and fixed from time to time by the NYSE Group board of directors pursuant to a resolution adopted by not less than two-thirds of the directors then in office.

 In any election of directors, the nominees who shall be elected to the board of directors are the nominees who receive the highest number of votes such that, immediately after the election:

•    U.S. domiciliaries as of such election shall constitute at least half of, and no more than the smallest number of directors that will constitute a majority of, the directors on the board of directors; and

 •    European domiciliaries as of such election shall constitute the remainder of the directors.

 Each director holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Under the NYSE Euronext bylaws, either (1) the chairman of the board of directors shall be a U.S. domiciliary and the chief executive officer shall be a European domiciliary, in each case, as of the most recent election of directors, or (2) the chairman of the board of directors shall be a European domiciliary and the chief executive officer shall be a U.S. domiciliary, in each case, as of the most recent election of directors.
The foregoing governance provisions may only be changed

by a vote of not less than (1) two-thirds of the directors then in office or (2) 80% of the votes entitled to be cast by the holders of the then outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors.
Nomination and Appointment of Directors

Directors are elected by the shareholders at each annual meeting of shareholders.

 Directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

 The nomination of a director for election may be made by any shareholder of NYSE Group by giving notice to the Secretary of NYSE Group within a certain period.

Any vacancy on the board of directors may be filled only by a majority vote of the remaining directors then in office.
Members of the managing board and the supervisory board are appointed by the general meeting of shareholders.

Managing board nominees and supervisory board nominees who are proposed by the supervisory board are appointed by a majority of the votes validly cast. Managing board nominees and supervisory board nominees who are not proposed by the supervisory board must be approved by at least two-thirds of the votes validly cast and representing more than one-third of the outstanding capital.
Same as for NYSE Group except for as follows:

 In any election of directors, the nominees whom shall be elected to the board of directors of NYSE Euronext shall be nominees who receive the highest number of votes such that, immediately after such election,

 •    U.S. domiciliaries as of such election shall constitute at least half of, and no more than the smallest number of directors that will constitute a majority of, the directors on the board of directors; and

 •    European domiciliaries as of such election shall constitute the remainder of the directors.

 Any notice given to the Secretary of NYSE Euronext purporting to nominate one or more directors must include the documentation necessary to determine whether the nominee is a U.S. domiciliary or a European domiciliary as set forth in the bylaws of NYSE Euronext.

Vacancies created by the death, retirement, resignation, disqualification or removal from office of a U.S. domiciliary or a European domiciliary must be filled by a U.S. domiciliary or a European domiciliary, respectively.

Vacancies created by an increase in the number of directors between annual meetings shall be filled such that following the filling of such vacancy

 •    U.S. domiciliaries as of their most recent election or appointment shall constitute at least half of, and no more than the smallest number of directors that will constitute a majority of, the directors on the board of directors; and

• European domiciliaries as of their most recent election or appointment shall constitute the remainder of the directors.
Removal of Directors

Subject to the rights of holders of any series of preferred stock with respect to directors elected solely by such holders, any director may be removed, with or without cause, by the holders of a majority of the voting power of the shares then entitled to vote at an election of directors.

Under Section 19(h)(4) of the Exchange Act, the SEC has the power to remove the director of a U.S. self-regulatory organization from office under certain circumstances.
	The general meeting of shareholders is entitled to suspend or dismiss a member of the managing board or the supervisory board at any time. A resolution to suspend or dismiss a member of the managing board or supervisory board must be approved by a two-thirds majority of votes validly cast and representing more than one-third of the outstanding capital. However, if the suspension or dismissal is proposed by the supervisory board, then the resolution may be adopted by a majority of the votes validly cast.	Same as for NYSE Group.
The supervisory board is also entitled to suspend a member of the managing board.

Amendments to Certificate of Incorporation and Articles of Association

Under the Delaware General Corporation Law, a corporation may amend its certificate of incorporation upon the submission of a proposed amendment to shareholders by the board of directors and the subsequent receipt of the affirmative vote of a majority of its outstanding voting shares and the affirmative vote of a majority of the outstanding shares of each class entitled to vote thereon as a class.

The NYSE Group certificate of incorporation provides that NYSE Group reserves the right from time to time to amend or repeal any provision of the NYSE Group certificate of incorporation and that all rights conferred thereby are granted subject to this right.

The affirmative vote of not less than 80% of the votes entitled to be cast by holders of the outstanding shares of capital stock of NYSE Group entitled to vote generally in the election of directors, voting together as a single class, is required to amend in any respect or repeal provisions relating to:

•    the limitations on the concentration of ownership and voting power;

•    the power to call special shareholder meetings;

•    the right to fill vacancies on the board and newly created directorships;

•    the matters that the NYSE Group board of directors may consider in light of a potential change in control of NYSE Group;

• the inability of shareholders to act by written consent and the quorum requirements of

Under the Euronext articles of association, the general meeting of shareholders may pass a resolution for an amendment to the Euronext articles of association with a majority of the votes cast, at the proposal of the managing board, subject to the approval of the supervisory board. Any such proposal is subject to the prior approval of the Dutch Minister of Finance in the context of the exchange license granted to Euronext and Euronext Amsterdam N.V.

Same as for NYSE Group, except that, in addition:

•    the affirmative vote of the holders of not less than 80% of the votes entitled to be cast by the holders of the then outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors, voting together as a single class, will be required to amend the provision of the NYSE Euronext certificate of incorporation providing that the NYSE Euronext stockholders may amend the NYSE Euronext bylaws only pursuant to the provisions of the NYSE Euronext bylaws (see "Comparison of Shareholder Rights Prior to and After the Combination—Amendments to Bylaws"), but such vote will not be required to amend the provisions in the NYSE Euronext certificate of incorporation providing that proposed amendments or repeals must be submitted to the European market subsidiaries and U.S. regulated subsidiaries, as described in more detail below; and

• for so long as NYSE Euronext shall control, directly or indirectly, any European market subsidiary, before any amendment or repeal of any provision of the NYSE Euronext certificate of incorporation shall be effective, the amendment or repeal must be submitted to the board of directors of such European market subsidiary and, if such board shall determine that such amendment or repeal must be filed with, or filed with and approved by, a European a shareholder meeting; and

 •    the transfer restrictions imposed on the shares of NYSE Group common stock; and

 •    the provisions setting forth the requirements for amendments to the NYSE Group certificate of incorporation.

For so long as NYSE Group shall control, directly or indirectly, any U.S. regulated subsidiaries, before any amendment or repeal of any provision of the certificate of incorporation is effective, it must be submitted to the boards of directors of the NYSE, NYSE Market, NYSE Regulation, NYSE Arca, Inc. and NYSE Arca Equities. If these boards of directors determine that the amendment or repeal must be filed with and/or approved by the SEC under Section 19 of the Exchange Act, then the amendment or repeal may not be effectuated until this has taken place.
regulator under European exchange regulations before such amendment or repeal may be effectuated, then the amendment or repeal shall not be effectuated until filed with, or filed with and approved by, the relevant European regulator.

For purposes of these provisions, a "European market subsidiary" means a "market operator," as defined by the European Directive on Markets in Financial Instruments, that is

 •    owned by Euronext as of the effective time of the combination and continues to be owned by NYSE Euronext; or

• acquired by Euronext after the effective time of the combination (provided that in this case, the acquisition of the market operator shall have been approved by the NYSE Euronext board of directors and the jurisdiction in which such market operator operates is represented in the Euronext College of Regulators).
Amendments to Bylaws

The NYSE Group board of directors is expressly empowered to adopt, amend or repeal the NYSE Group bylaws.

 The shareholders may adopt additional bylaws and amend, modify or repeal any bylaw whether or not adopted by them, by a majority of votes cast at a meeting by shareholders entitled to vote.

For so long as NYSE Group shall control, directly or indirectly, any U.S. regulated subsidiary, before any amendment or repeal of any provision of the certificate of incorporation is effective, it must be submitted to the boards of directors of the NYSE, NYSE	Euronext's shareholders meeting may resolve to amend the articles of association at the proposal of the managing board, subject to the approval of the supervisory board.
Same as NYSE Group, except that certain NYSE Euronext bylaws require an affirmative vote of not less than (1) two-thirds of the directors then in office or (2) 80% of the votes entitled to be cast by the holders of the then outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors. These include bylaws relating to:

 •    board size;

 •    board composition;

• certain qualifications for directors and for the chairman of the board and the chief executive officer;

Market, NYSE Regulation, NYSE Arca, Inc. and NYSE Arca Equities. If any of these boards of directors determines that the amendment or repeal must be filed with, or filed with and approved by, the SEC under Section 19 of the Exchange Act, then the amendment or repeal shall not be effectuated until filed with, or filed with and approved by, as applicable, the SEC.
•    the requirements for filling vacancies on the board of directors;

 •    the notice required for special meetings of the board of directors;

 •    the ability of directors to attend meetings telephonically;

 •    the composition of the nominating and governance committee;

 •    the definition of "Europe";

 •    the requirement that not less than two thirds of the board approve certain extraordinary transactions (see "Comparison of Shareholder Rights Prior to and After the Combination—Approval of Extraordinary Transactions"); and

 •    the director and shareholder approval necessary to amend the bylaws.

In addition, for so long as NYSE Euronext shall control, directly or indirectly, any European market subsidiary, before any amendment or repeal of any provision of the NYSE Euronext bylaws shall be effective, such amendment or repeal shall be submitted to the boards of directors of the European market subsidiaries. If any or all of such boards of directors shall determine that such amendment or repeal must be filed with, or filed with and approved by, a European regulator under European exchange regulations before such amendment or repeal may be effectuated, then such amendment or repeal shall not be effectuated until filed with, or filed with and approved by, as applicable, the relevant European regulator.

For purposes of these provisions, a "European market subsidiary" means a "market operator," as defined by the European Directive on Markets in Financial Instruments, that is

 •    owned by Euronext as of the effective time of the combination and continues to be owned by NYSE Euronext; or

• acquired by Euronext after the effective time of the combination (provided that in this case, the acquisition of the market operator shall have been approved by the NYSE Euronext board of directors and the jurisdiction in which such market operator operates is represented in the Euronext College of Regulators).
Suspension, Revocation and Repeal of Certain Provisions of the Charter and Bylaws
There is no analogous provision in the NYSE Group certificate of incorporation or bylaws.	There is no analogous provision in the articles of association of Euronext.
Immediately following the exercise of a Euronext call option and for so long as the Dutch foundation shall continue to hold any priority shares or ordinary shares of Euronext, or the voting securities of one or more of subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext's business (as described under "The Combination—The Delaware Trust and the Dutch Foundation"), the following provisions of the NYSE Euronext bylaws shall be suspended:

 •    the requirement that European domiciliaries are represented in a certain proportion on the NYSE Euronext board of directors and the nominating and governance committee of the NYSE Euronext board of directors;

• the requirement that either (1) the chairman of the

NYSE Euronext board of directors shall be a U.S. domiciliary and the chief executive officer of NYSE Euronext shall be a European domiciliary or (2) the chairman of the NYSE Euronext board of directors shall be a European domiciliary and the chief executive officer of NYSE Euronext shall be a U.S. domiciliary;
• the requirement that regular meetings of the NYSE Euronext board of directors be held with substantially equal frequency in the United States and Europe;
• the requirement of supermajority board or shareholder approval for certain extraordinary transactions;

 •    the provisions granting jurisdiction to European regulators over certain actions of NYSE Euronext and the NYSE Euronext board of directors; and

 •    references to European regulators, European market subsidiaries and European disqualified persons appearing in the NYSE Euronext bylaws.

 If:

 •    after a period of six months following the exercise of a Euronext call option, the Dutch foundation shall continue to hold any ordinary shares of Euronext or of one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext's business;

• after a period of six months following the exercise of a Euronext call option, the Dutch foundation shall continue to hold any Euronext priority shares or priority shares or similar voting securities of one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext's business (provided that, in this case, the NYSE Euronext board of directors shall have approved of the applicable revocation); or

 •    at any time, NYSE Euronext no longer holds a direct or indirect controlling interest in Euronext or in one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext's business;

 then the following provisions shall be revoked:

• the NYSE Euronext bylaw provisions noted above that were subject to suspension;

•    the references in the NYSE Euronext certificate of incorporation and NYSE Euronext bylaws to European regulators, European exchange regulations, European market subsidiaries, European regulated markets, Europe and European disqualified persons;

 •    the provisions in the NYSE Euronext certificate of incorporation and bylaws requiring that amendments to the NYSE Euronext certificate of incorporation or bylaws be submitted to the European market subsidiaries and, if applicable, filed with and approved by a European regulator; and

 •    the provisions in the NYSE Euronext bylaws requiring approval of not less than (1) two-thirds or more of the NYSE Euronext directors or (2) 80% of the votes entitled to be cast by the holders of the then outstanding shares of capital stock of NYSE Euronext entitled to vote generally in the election of directors to amend certain bylaw provisions.

In addition, any officer or director of NYSE Euronext who is a European domiciliary shall resign or be removed from his or her office.

Appraisal or Dissenters' Rights

Under the Delaware General Corporation Law, a shareholder of a Delaware corporation generally has the right to dissent from a merger or consolidation in which the corporation is participating or a sale of all or substantially all of the assets of the corporation, subject to specified procedural requirements. The Delaware	Dutch law does not recognize the concept of appraisal or dissenters' rights, and, accordingly, holders of shares in a Dutch company have no appraisal rights.	Same as for NYSE Group.
General Corporation Law does not confer appraisal rights, however, if the corporation's stock is either:
• listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or
• held of record by more than 2,000 holders.

Even if a corporation's stock meets the foregoing requirements (as NYSE Group's currently does), the Delaware General Corporation Law provides that appraisal rights generally will be permitted if shareholders of the corporation are required to accept for their stock in any merger, consolidation or similar transaction anything other than:

• shares of the corporation surviving or resulting from the transaction, or depository receipts representing shares of the surviving or resulting corporation, or those shares or depository receipts plus cash in lieu of fractional interests;
• shares of any other corporation, or depository receipts representing shares of the other corporation, or those shares or depository receipts plus cash in lieu of fractional interests, unless those shares or depository receipts are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders; or
• any combination of the foregoing.
Preemptive Rights

Under the Delaware General Corporation Law, shareholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

The NYSE Group certificate of incorporation does not provide for preemptive rights.
	Under the Euronext articles of association and Dutch law, in the event of an issuance of shares, each shareholder has a pro rata preemptive right to the number of shares held by such shareholder (with the exception of shares to be issued to employees of Euronext or any group company, including members of the managing board, or shares issued against a contribution other than in cash). Preemptive rights in respect of newly issued shares may be restricted or excluded by the general meeting of shareholders, or subject to approval of the supervisory board, by the managing board if the managing board has been authorized to restrict or exclude preemptive rights (and to issue shares) by the general meeting of shareholders. A resolution to exclude or limit preemptive rights and a resolution to designate the Euronext managing board as the authorized corporate body for the purpose of resolving upon the exclusion or restriction of preemptive rights, requires the approval of at least a majority of the votes cast at a general meeting of shareholders and, if less than one-half of the outstanding share capital is	Same as for NYSE Group.

represented at the meeting, the approval of at least two-thirds of the votes cast.
Rights of Purchase and Reduction of Share Capital

Under the Delaware General Corporation Law, a corporation may redeem or repurchase its own shares, except that a corporation cannot generally make such a purchase or redemption if it would cause impairment of its capital.
	Under Dutch law, a company may not subscribe for newly issued shares in its own capital. A Dutch limited liability company may, subject to certain restrictions, purchase shares in its own capital, provided the nominal value of the shares held or acquired by the company (or its subsidiaries) does not exceed 10% of the outstanding share capital. The general meeting of shareholders may reduce the issued share capital of Euronext by cancellation of shares held by Euronext or by reducing the par value of its shares, subject to certain statutory provisions. A resolution of the general meeting of shareholders to reduce the outstanding capital of Euronext may only be adopted at the general meeting if first proposed by the managing board, which proposal is subject to the prior approval of the supervisory board.	Same as for NYSE Group.
Shareholder Suits

Under the Delaware General Corporation Law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated shareholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if such person was a shareholder at the time of the transaction that is the subject of the suit. Additionally, under Delaware case law, the plaintiff generally must be a shareholder
Dutch law does not provide for derivative suits.

	The Dutch Civil Code provides for representative actions, which are similar to class actions. However this is not a substitute for, or similar to, a derivative suit. Only a foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a representative action. Although such an action cannot result in an award of monetary damages; other types of awards are possible (e.g., to cease and desist or to repay money that was not owed). In most cases,	Same as for NYSE Group.

not only at the time of the transaction that is the subject of the suit, but also throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.
however, the plaintiff in such cases demands a declaratory judgment (verklaring voor recht) establishing that the defendant acted wrongfully and is liable. On the basis of such a judgment each individual person may institute civil proceedings claiming monetary damages. The judgment in the representative action itself is only between the organization and the defendant, not between individual class members and the defendant.

However, the organization and the defendant may enter into a settlement to be certified by the court. Court certification will have binding effect on the individual class members who do not exercise their right to opt out from the settlement.

Dutch law also provides for the right for (1) one or more shareholders and other persons entitled to attend its annual general meetings jointly representing at least ten percent of the outstanding share capital in Euronext and (2) one or more shareholders jointly representing shares with a par value of at least €225,000 in the aggregate in Euronext, to petition for an investigation (enquête) into the affairs of Euronext.

NYSE Group Shareholders	Euronext Shareholders		NYSE Euronext Shareholders
Rights of Inspection
Under the Delaware General Corporation Law, any shareholder may inspect for any	Euronext shareholders have the following information rights:		Same as for NYSE Group.
proper purpose the corporation's stock ledger, a list of its shareholders and its other books and records during the corporation's usual hours for	•	the right to obtain the annual accounts and the annual report, within five months following the end of each fiscal year;
business.	•	the right to obtain a copy of any proposal to amend the Euronext articles of association at the same time as meeting notices referring to such proposals are published or sent to all those who are entitled to vote on the subject; and
	•	the right to inspect the shareholders' register.
Conflict of Interest Transactions

The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if: (1) the material facts as to his or her relationship or interest are disclosed and a majority of disinterested directors consents; (2) the material facts are disclosed as to his or her relationship or interest and a majority of shares entitled to vote thereon consents; or (3) the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee or the shareholders.
The Euronext articles of association provide that, if a member of the managing board has a conflict of interest with Euronext, Euronext shall continue to be represented by two managing directors acting jointly. In the event of a personal conflict of interest of one of the members of the managing board with Euronext, the board resolution regarding the matter to which the conflict of interest relates is subject to the prior approval of the supervisory board.

	Furthermore, under Dutch law, the general meeting of shareholders is always authorized to appoint one or more persons to represent Euronext in case a member of the managing board has a conflict of interest with Euronext.		Same as for NYSE Group.

Action by Written Consent of Shareholders

The NYSE Group certificate of incorporation provides that any action required or permitted to be taken by shareholders must be effected at a duly called annual or special meeting and may not be effected by written consent.	Shareholders of Euronext cannot adopt resolutions outside a general meeting of shareholders.	Same as for NYSE Group.
Limitation of Directors' Liability/Indemnification of Officers and Directors

The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision eliminating or limiting a director's personal liability to the corporation or its shareholders for monetary damages for breaches of fiduciary duty. However, the Delaware General Corporation Law expressly provides that the liability of a director may not be eliminated or limited for: (1) breaches of his or her duty of loyalty to the corporation or its shareholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) the unlawful purchase or redemption of stock or unlawful payment of dividends; or (4) any transaction from which the director derived an improper personal benefit. The Delaware General Corporation Law further provides that no such provision will eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

NYSE Group's organizational documents provide for the indemnification of directors and executive officers to the fullest
The concept of indemnification of directors of a company for liabilities arising from their actions as members of the managing board or the supervisory board is, in principle, accepted in the Netherlands and sometimes is provided for in a Dutch company's articles of association. Although Dutch law does not contain any provisions in this respect, the Euronext articles of association provide that every current and former member of the managing board and the supervisory board of Euronext be indemnified by Euronext against all costs, charges, losses and liabilities incurred in the proper execution of his or her duties or the proper exercise of his or her power and authority.

	No right to indemnification exists in the case of willful misconduct or gross negligence (opzet of grove nalatigheid).	Same as for NYSE Group.

extent permitted by the Delaware General Corporation Law; provided, however, that, except with respect to claims based on this right to indemnification, NYSE Group shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board. The right to indemnification includes the right to have expenses advanced provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to NYSE Group of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise.

Generally, the Delaware General Corporation Law permits a corporation to indemnify certain persons made a party to any action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. To the extent that person has been successful in any such matter, that person will be indemnified against expenses actually and reasonably incurred by him. In the case of an action by or in the right of the corporation, no indemnification may be made in respect of any matter as to which that person was adjudged liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite the adjudication of liability, that person is fairly and reasonably entitled to indemnity for proper expenses.
(Anti-)Takeover Legislation

Section 203 of the Delaware General Corporation Law generally provides that a Delaware corporation that has not "opted out" of coverage by this section in the prescribed manner may not engage in any "business combination" with an "interested shareholder" for a period of three years following the date that the shareholder became an interested shareholder unless:
	Dutch law currently does not provide for mandatory takeover bids. Dutch rules on mandatory takeovers are expected to be implemented by the Dutch Parliament. The EU Takeover Directive should have been implemented by each EU member state no later than May 20, 2006. The EU Takeover Directive applies to all companies governed by the laws of an EU member state of which all or some voting	Same as for NYSE Group.
• prior to that time the corporation's board of directors approved either the business combination or the transaction that resulted in	securities are admitted to trading on a regulated market in one or more EU member states. Pursuant to the Takeover Directive, EU member states

	the shareholder becoming an interested shareholder;	should ensure the protection of minority shareholders by
•

upon completion of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least eighty-five percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested shareholder) those shares owned by individuals who are directors and also officers and shares owned by employee stock ownership plans in which employee participants do not have the right to determine confidentially whether the shares held subject to the stock ownership plan will be tendered in a tender offer or exchange offer; or
obliging the person that acquires control of a company to make an offer to all the holders of that company's voting securities for all their holdings at an equitable price. The laws of the EU member state in which a company has its registered office will determine the percentage of voting rights that is regarded to confer control over that company. On December 23, 2005, the Dutch government published its proposal for the implementation of the EU Takeover Directive (the "Proposal"). Pursuant to the Proposal, any shareholder or group of shareholders acting in concert who could exercise, directly or indirectly, at least thirty percent of the votes in the shareholders' meeting of a Dutch company is considered to control such company. Pursuant to the Proposal, shareholders with controlling interests as of the date on which the new
•

	at or subsequent to that time, the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder.	legislation enters into force will be exempt from the obligation to make a takeover bid for the remaining shares they do not hold.
The three-year prohibition on business combinations with an interested shareholder does not apply under certain circumstances, including business combinations with a corporation that does not have a class of voting stock that is:
• listed on a national security exchange; or
• held of record by more than 2,000 shareholders;
unless, in each case, this result was directly or indirectly caused by the interested shareholder or from a transaction in which a person became an interested shareholder.
An interested shareholder generally means any person that:
• is the owner of fifteen percent or more of the outstanding voting stock of the corporation; or
•
is an affiliate or associate of the corporation and was the owner of fifteen percent or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether this person is an "interested shareholder," and the affiliates and associates of this person.

The term "business combination" is defined to include a wide variety of transactions, including mergers, consolidations, sales or other dispositions of ten percent or more of a corporation's assets and various other transactions that may benefit an interested shareholder.
The NYSE Group certificate of incorporation and bylaws do not contain any provisions opting out of the restrictions prescribed by Section 203 of the Delaware General Corporation Law.
Squeeze-Out Proceedings

Section 253 of the Delaware General Corporation Law provides that a parent corporation owning at least 90% of each class of the stock of a subsidiary entitled to vote on a merger (without applying Section 253) can merge with that subsidiary without advance notice or consent of the minority stockholders upon approval by the parent's board of directors.
	If a person, or two or more group companies (the "Controlling Person"), holds or hold in total at least ninety-five percent of a Dutch public limited liability company's total outstanding share capital by par value for their own account, Dutch law permits the Controlling Person to acquire the remaining shares in the company by initiating proceedings against the holders of the remaining shares. The price to be paid for such shares, in cash only, will be determined by the Enterprise Chamber of the Amsterdam Court of Appeals.	Same as for NYSE Group.
Disclosure of Significant Ownership of Shares

Holders of NYSE Group common stock are subject to certain U.S. reporting requirements under the Exchange Act for shareholders owning more than 5% of any class of equity securities registered pursuant to Section 12 of the Exchange Act. Among the reporting requirements are disclosure obligations intended to keep investors aware of significant accumulations of shares that may lead to a change of control of an issuer. In addition, for shareholders owning more than 10% of any class of equity securities registered pursuant to Section 12 of the Exchange Act, reporting requirements include disclosure of any equity trading in the company.
Holders of Euronext shares may be subject to notification obligations under the Dutch Act on Financial Supervision (Wet op het financieél toezicht 2006). The following description summarizes those obligations.

	Pursuant to the Act, any person who, directly or indirectly, acquires or disposes of an interest in Euronext's share capital or voting rights must immediately give written notice to Euronext and, by means of a standard form, to the AFM if, as a result of such acquisition or disposal, the percentage of Euronext's capital interest or voting rights held by such person falls within a different percentage range as compared to the percentage	Same as for NYSE Group.

range applicable to the capital interest or voting rights held by such person prior to the acquisition or disposal. The percentage ranges referred to in the Act are 0-5%, 5-10%, 10-15%, 15-20%, 20-25%, 25%-30%, 30-40%, 50-60%, 75-95% and more than 95%.

Upon notification, the AFM shall arrange for publication of the notification in a public registry.

LEGAL MATTERS

        Wachtell, Lipton, Rosen & Katz, counsel for NYSE Group and NYSE Euronext, has provided an opinion for NYSE Euronext regarding the validity of the shares of NYSE Euronext offered by this document.

EXPERTS

        The financial statements of NYSE Group as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, and the statement of financial condition of NYSE Euronext as of June 30, 2006 included in this document have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

        The consolidated balance sheets of Archipelago as of December 31, 2005 and 2004, and the consolidated statements of income for Archipelago for each of the years in the three-year period ended December 31, 2005, included in this document have been so included in reliance on the report of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of that firm as experts in accounting and auditing.

        The consolidated financial statements of Euronext N.V., Amsterdam, The Netherlands, as of December 31, 2005, 2004 and 2003, and for each of the years then ended, have been included herein in reliance upon the report of KPMG Accountants N.V. and Ernst & Young Accountants, independent accountants, appearing elsewhere herein, and upon the authority of said firms as experts in accounting and auditing. Their audit report covering the December 31, 2005, 2004 and 2003 financial statements refers to the early adoption of IFRS 2 "Share-based Payment" as of January 1, 2004. Euronext N.V. adopted IFRS 3 "Business combinations" and the related changes to IAS 36 "Impairment of assets" and IAS 38 "Intangible Assets" for all business combinations agreed on or after March 31, 2004. Starting January 1, 2005, Euronext no longer amortizes goodwill relating to acquisitions made before March 31, 2004. Finally, Euronext adopted IFRS 5 "Non-current assets held-for-sale and Discontinued Operations" as from January 1, 2005. IFRS as adopted by the European Union vary in certain significant respects from U.S. GAAP. Information relating to the nature and effect of such differences is presented in Note 3.14 to the consolidated financial statements.

WHERE YOU CAN FIND MORE INFORMATION

        NYSE Group files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that it and NYSE Euronext files at the SEC's public reference room in Washington, D.C.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. SEC filings are also available to the public at the SEC's website at www.sec.gov. Copies of documents filed by NYSE Group and NYSE Euronext with the SEC are also available at the offices of NYSE Group, 20 Broad Street, New York, New York 10005.

        NYSE Euronext has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to the NYSE Euronext common stock to be issued in the merger and exchange offer. This document constitutes the exchange offer prospectus of NYSE Euronext filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF NYSE EURONEXT, INC.

Page
Report of Independent Registered Public Accounting Firm	FIN-2
Statement of Financial Condition as of June 30, 2006	FIN-3
Note to the Statement of Financial Condition as of June 30, 2006	FIN-4
Statement of Financial Condition as of September 30, 2006	FIN-5
Note to the Statement of Financial Condition as of September 30, 2006	FIN-6

FIN-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholder of NYSE Euronext, Inc.:

        In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of NYSE Euronext, Inc. (the "Company") at June 30, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
September 15, 2006

FIN-2

NYSE EURONEXT, INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2006
Assets
Current assets:
Cash	$100

Total current assets	100

Total assets	$100

Liabilities and Stockholders' Equity
Total current liabilities	$—
Total liabilities	—
Commitments and contingencies
Stockholder's equity
Preferred stock, $0.01 par value, 400,000,000 shares authorized, none issued and outstanding	—
Common stock, $0.01 par value, 800,000,000 shares authorized, 1 share issued and outstanding	—
Additional paid-in capital	100
Retained earnings	—

Total stockholders' equity	100

Total liabilities and stockholder's equity	$100

The accompanying note is an integral part of this financial statement.

FIN-3

NYSE EURONEXT, INC.

NOTE TO THE STATEMENT OF FINANCIAL CONDITION

Note 1—Organization and Basis of Presentation

Organization

        NYSE Euronext, Inc. ("NYSE Euronext") was formed on May 22, 2006 in connection with the Combination Agreement (the "Combination Agreement"), dated as of June 1, 2006, by and among NYSE Group, Inc., Euronext N.V., NYSE Euronext, Inc. and Jefferson Merger Sub, Inc. and the transactions contemplated thereby. NYSE Euronext is currently a wholly owned subsidiary of NYSE Group, Inc.

        Upon the completion of the transactions contemplated by the Combination Agreement, NYSE Euronext will become the parent company of NYSE Group, Inc. and Euronext N.V. To date, NYSE Euronext has not conducted any material activities other than those incident to its formation and the matters contemplated by the Combination Agreement, such as the formation of Jefferson Merger Sub, Inc. (a wholly owned subsidiary of NYSE Euronext) and the making of certain regulatory filings.

Basis of Presentation

        The accompanying financial statement is prepared in accordance with accounting principles generally accepted in the United States of America. Management has made estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statement are reasonable. Actual results could differ from these estimates.

FIN-4

NYSE EURONEXT, INC.

STATEMENT OF FINANCIAL CONDITION

(UNAUDITED)

September 30, 2006
Assets
Current assets:
Cash	$100

Total current assets	100

Total assets	$100

Liabilities and Stockholders' Equity
Total current liabilities	$—
Total liabilities	—
Commitments and contingencies
Stockholder's equity
Preferred stock, $0.01 par value, 400,000,000 shares authorized, none issued and outstanding	—
Common stock, $0.01 par value, 800,000,000 shares authorized, 1 share issued and outstanding	—
Additional paid-in capital	100
Retained earnings	—

Total stockholders' equity	100

Total liabilities and stockholder's equity	$100

The accompanying note is an integral part of this financial statement.

FIN-5

NYSE EURONEXT, INC.

NOTE TO THE STATEMENT OF FINANCIAL CONDITION

(UNAUDITED)

Note 1—Organization and Basis of Presentation

Organization

        NYSE Euronext, Inc. ("NYSE Euronext") was formed on May 22, 2006 in connection with the Combination Agreement (the "Combination Agreement"), dated as of June 1, 2006, by and among NYSE Group, Inc., Euronext N.V., NYSE Euronext, Inc. and Jefferson Merger Sub, Inc. and the transactions contemplated thereby. NYSE Euronext is currently a wholly owned subsidiary of NYSE Group, Inc.

        Upon the completion of the transactions contemplated by the Combination Agreement, NYSE Euronext will become the parent company of NYSE Group, Inc. and Euronext N.V. To date, NYSE Euronext has not conducted any material activities other than those incident to its formation and the matters contemplated by the Combination Agreement, such as the formation of Jefferson Merger Sub, Inc. (a wholly owned subsidiary of NYSE Euronext) and the making of certain regulatory filings.

Basis of Presentation

        The accompanying financial statement is prepared in accordance with accounting principles generally accepted in the United States of America. Management has made estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statement are reasonable. Actual results could differ from these estimates.

FIN-6

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF NYSE GROUP, INC.

Page
Condensed Consolidated Statements of Financial Condition as of September 30, 2006 and December 31, 2005	FIN-8
Condensed Consolidated Statements of Income for the three and nine months ended September 30, 2006 and 2005	FIN-9
Condensed Consolidated Statement of Changes in Stockholders' Equity for the nine months ended September 30, 2006	FIN-10
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2006 and 2005	FIN-11
Notes to the Condensed Consolidated Financial Statements	FIN-12
Report of Independent Registered Public Accounting Firm	FIN-26
Consolidated Statements of Financial Condition as of December 31, 2005 and 2004	FIN-27
Consolidated Statements of Income for the Years Ended December 31, 2005, 2004 and 2003	FIN-28
Consolidated Statements of Changes in Members' Equity and Comprehensive Income for the Years Ended December 31, 2005, 2004, 2003 and 2002	FIN-29
Consolidated Statements of Cash Flows for the Years Ended December 31, 2005, 2004 and 2003	FIN-30
Notes to the Consolidated Financial Statements	FIN-31

FIN-7

NYSE GROUP, INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(In thousands, except per share data)

	September 30, 2006	December 31, 2005
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$255,604	$43,492
Investment securities, at fair value	522,046	980,591
Securities purchased under agreements to resell	64,600	127,888
Accounts receivable, net	284,133	184,185
Deferred income taxes	89,847	91,919
Other assets	43,224	36,142

Total current assets	1,259,454	1,464,217
Property and equipment, net	393,000	343,534
Goodwill	535,790	—
Other intangible assets, net	582,984	—
Deferred income taxes	344,009	290,145
Other assets	104,925	106,249

Total assets	$3,220,162	$2,204,145

Liabilities and stockholders' equity
Current liabilities:
Accounts payable and accrued expenses	$344,793	$322,263
Section 31 fees payable	64,600	232,146
Deferred revenue	174,320	105,313
Deferred income taxes	50,751	25,238

Total current liabilities	634,464	684,960
Accrued employee benefits	332,638	323,373
Deferred revenue	320,971	329,197
Deferred income taxes	267,440	9,289
Other liabilities	23,395	23,037

Total liabilities	1,578,908	1,369,856
Minority interest	38,092	35,164
Commitments and contingencies
Stockholders' equity
Members' equity	—	807,781
Common stock, $0.01 par value, 400,000 shares authorized; 157,787 shares issued; 156,142 shares outstanding	1,578	—
Common stock held in treasury, at cost: 1,645 shares	(65,569)	—
Additional paid-in capital	1,542,057	—
Retained earnings	130,847	—
Accumulated other comprehensive loss	(5,751)	(8,656)

Total stockholders' equity	1,603,162	799,125

Total liabilities and stockholders' equity	$3,220,162	$2,204,145

The accompanying notes are an integral part of these condensed consolidated financial statements.

FIN-8

NYSE GROUP, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Revenues
Activity assessment	$163,408	$198,660	$492,383	$433,373
Transaction	179,979	32,633	454,139	108,392
Listing	89,019	85,428	266,255	256,888
Market data	57,510	42,989	166,115	133,429
Data processing	27,697	44,098	108,969	136,764
Regulatory	50,136	34,437	135,300	96,671
Licensing, facility and other	35,188	14,158	94,252	42,197

Total revenues	602,937	452,403	1,717,413	1,207,714
Section 31 fees	(163,408)	(198,660)	(492,383)	(433,373)
Merger expenses and related exit costs	(7,701)	—	(20,342)	—
Compensation	(130,211)	(124,831)	(436,840)	(381,845)
Liquidity payments	(66,173)	—	(159,964)	—
Routing and clearing	(20,084)	—	(49,687)	—
Systems and communications	(30,382)	(28,951)	(90,966)	(92,746)
Professional services	(28,333)	(29,275)	(85,527)	(90,326)
Depreciation and amortization	(35,120)	(25,903)	(99,360)	(78,522)
Occupancy	(22,872)	(17,649)	(62,936)	(51,588)
Marketing and other	(23,922)	(14,497)	(70,942)	(46,255)
Regulatory fine income	10,680	10,896	33,841	32,872

Operating income	85,411	23,533	182,307	65,931
Investment and other income, net	29,433	13,366	63,271	36,558
Gain on sale of equity investment	—	—	20,925	—

Income before income tax provision and minority interest	114,844	36,899	266,503	102,489
Income tax provision	(46,252)	(14,064)	(104,517)	(40,288)
Minority interest in income of consolidated subsidiary	(627)	(835)	(2,500)	(1,195)

Net income	$67,965	$22,000	$159,486	$61,006

Basic earnings per share	$0.43	$0.19	$1.09	$0.53
Diluted earnings per share	$0.43	$0.19	$1.08	$0.53
Basic weighted average shares outstanding	156,481	115,699 (a)	146,645	115,699 (a)
Diluted weighted average shares outstanding	157,460	115,699 (a)	147,742	115,699 (a)

(a)
Adjusted to reflect the merger between the NYSE and Archipelago, which was completed March 7, 2006, giving retroactive effect to the issuance of shares to former NYSE members. See Note 1 to the condensed consolidated financial statements.

The accompanying notes are an integral part of these condensed consolidated financial statements.

FIN-9

NYSE GROUP, INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN
STOCKHOLDERS' EQUITY FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(In thousands)
(Unaudited)

	Common Stock
							Accumulated Other Comprehensive Income (Loss)
	Members' Equity	Shares	Par Value	Treasury Stock	Additional Paid-In Capital	Retained Earnings		Total
Balance as of December 31, 2005	$807,781	—	$—	$—	$—	$—	$(8,656)	$799,125

Net income for the period from January 1 to March 7, 2006	28,639	—	—	—	—	—	1,275	29,914
Members' distribution	(409,800)	—	—	—	—	—	—	(409,800)
Members' dividend	(96,400)	—	—	—	—	—	—	(96,400)
Exchange of NYSE membership interest	(330,220)	109,522	1,095	—	329,125	—	—	—
Merger with Archipelago	—	47,625	476	(65,569)	1,150,206	—	—	1,085,113
Employee stock transactions	—	640	7	—	62,726	—	—	62,733
Net income for the period from March 8 to September 30, 2006	—	—	—	—	—	130,847	1,630	132,477

Balance as of September 30, 2006	$—	157,787	$1,578	$(65,569)	$1,542,057	$130,847	$(5,751)	$1,603,162

The accompanying notes are integral part of these condensed consolidated financial statements.

FIN-10

NYSE GROUP, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Nine months ended September 30,
	2006	2005
Cash flows from operating activities:
Net income	$159,486	$61,006
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	99,360	78,522
Minority interest	2,928	1,405
Deferred income taxes	6,887	(9,952)
Provision for losses on accounts receivable	2,596	(879)
Stock based compensation	46,135	—
Gain on sale of equity investment	(20,925)	—
Other non-cash items	1,792	8,642
Change in operating assets and liabilities:
Accounts receivable, net	(22,218)	(61,686)
Other assets	(20,894)	(3,867)
Accounts payable, accrued expenses and Section 31 fees	(303,635)	(51,568)
Deferred revenue	57,180	58,903
Accrued employee benefits	9,265	10,886

Net cash provided by operating activities	17,957	91,412
Cash flows from investing activities:
Cash acquired in Archipelago merger	218,201	—
Other sales (purchases) of equity investments and businesses	14,616	(10)
Sales of investment securities	9,853,747	5,633,418
Purchases of investment securities	(9,392,296)	(5,626,273)
Net sales of securities purchased under agreements to resell	63,288	11,778
Purchases of property and equipment	(68,391)	(75,759)

Net cash provided by (used in) investing activities	689,165	(56,846)
Cash flows from financing activities:
Distribution to former Members	(409,800)	—
Dividend to former Members	(96,400)	—
Employee stock transactions	16,723	—
Principal payment of capital lease obligations	(5,533)	(4,013)

Net cash used in financing activities	(495,010)	(4,013)

Net increase in cash and cash equivalents for the period	212,112	30,553
Cash and cash equivalents at beginning of period	43,492	15,456

Cash and cash equivalents at end of period	$255,604	$46,009

Supplemental disclosures:
Cash paid for income taxes	$85,915	$32,497
Cash paid for interest	$1,798	$3,788
Non-cash investing and financing activities:
Exchange of NYSE membership interest	$330,220	—
Merger with Archipelago	$1,085,113	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

FIN-11

NYSE GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1—Organization and Description of Business

        NYSE Group is a holding company that, through its subsidiaries, operates two securities exchanges: the NYSE and NYSE Arca, Inc. NYSE Group is a leading provider of securities listing, trading and market data products and services. NYSE Group was formed in connection with the merger between the NYSE and Archipelago, which was completed on March 7, 2006. NYSE Group common stock is listed on the NYSE under the symbol "NYX."

        The NYSE is the world's largest cash equities exchange. The NYSE is approximately three times the size of the next largest cash equities exchange in the world in terms of aggregate market capitalization of domestic listed companies.

        NYSE Arca operates the first open, all-electronic stock exchange in the United States and has one of the leading market positions in trading exchange-traded funds ("ETFs") and exchange-listed securities. NYSE Arca is also an exchange for trading equity options.

        As of September 30, 2006, the NYSE owned two-thirds of the Securities Industry Automation Corporation ("SIAC") and reported SIAC's financial results on a consolidated basis. SIAC is an important industry resource providing critical automation and communications services to the NYSE, the American Stock Exchange and other organizations to support order processing, trading and the reporting of market information, among other functions. SIAC also provides system support for certain national market system functions and for important regulatory and administrative activities. In addition, SIAC provides telecommunication and managed services through its wholly owned subsidiary, Sector, Inc. ("Sector"), to subscribers primarily in the securities industry.

        NYSE Regulation provides regulatory services (including member firm regulation, market surveillance, enforcement, listed company compliance, and arbitration), to the NYSE and to NYSE Arca.

Note 2—Basis of Presentation

        The accompanying condensed consolidated financial statements include the accounts of NYSE Group and all wholly owned subsidiaries, as well as of SIAC. The results of operations of Archipelago have been included in NYSE Group's results of operations since March 8, 2006.

        The accompanying condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and reflect all adjustments, consisting of only normal recurring adjustments, that are, in the opinion of management, necessary for a fair statement of the results for the period. All material intercompany accounts and transactions have been eliminated in consolidation. Certain information and footnote disclosures normally included in financial statements, which are normally required under accounting principles generally accepted in the United States, have been condensed or omitted; however management believes that the disclosures are adequate to make the information presented not misleading.

        The preparation of these condensed consolidated financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could be materially different from these estimates. Certain prior period amounts have been reclassified to conform to the current period's presentation.

FIN-12

NYSE GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 2—Basis of Presentation (Continued)

        The condensed consolidated financial statements are unaudited and should be read in conjunction with the audited financial statements as of and for the year ended December 31, 2005, included in the NYSE Group Annual Report on Form 10-K filed with the SEC on March 31, 2006. Operating results for the three and nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

Note 3—Business Combinations

Archipelago Holdings, Inc.

        On March 7, 2006, Archipelago and the NYSE combined their businesses and became wholly owned subsidiaries of NYSE Group, a newly created, for profit and publicly traded holding company. Through the merger, NYSE Group intends to continue to grow market position in trading volume and enhance the trading technology of both the NYSE and NYSE Arca. Together, the NYSE and NYSE Arca provide a full-service market that offers customers a choice of products and appeals to all types of investors.

        On March 7, 2006, each of the 1,366 members of the NYSE was entitled to receive $300,000 in cash and 80,177 shares of NYSE Group common stock in exchange for its NYSE membership. In addition, a cash dividend of $70,571 was declared and paid to each of the 1,366 members. Each NYSE member had the opportunity to make either a cash election to increase the cash portion (and decrease the stock portion) of their merger consideration, or a stock election to increase the stock portion (and decrease the cash portion) of their merger consideration. The aggregate number of shares of NYSE Group common stock issued to all of the NYSE members in the merger, together with the aggregate number of shares reserved for issuance to NYSE employees, equaled approximately 70% of NYSE Group common stock issued and outstanding, or approximately 109.5 million shares.

        On March 7, 2006: (i) each share of the issued and outstanding shares of Archipelago's common stock was converted automatically into the right to receive one share of NYSE Group common stock; (ii) all outstanding stock options of Archipelago, whether vested or unvested, converted into options to purchase an equivalent number of shares of NYSE Group common stock; and (iii) all outstanding restricted stock units of Archipelago were converted into an equal number of restricted stock units of NYSE Group common stock. The aggregate number of shares (including shares underlying stock options and restricted stock units) received by Archipelago stockholders equaled approximately 30% of the issued and outstanding shares of NYSE Group common stock, or approximately 46.0 million shares.

        Under the purchase method of accounting, the total merger consideration, which was determined based on the fair market value of Archipelago common stock beginning two days before and ending after April 20, 2005 (the date the merger between the NYSE and Archipelago was agreed to and announced), was $1,085.1 million. The results of operations of Archipelago have been included in the NYSE Group's results of operations since March 8, 2006.

        The following is a summary of the purchase price in the Archipelago merger (in thousands):

Purchase price	$1,085,113
Acquisition costs	25,422
Total purchase price	$1,110,535

FIN-13

NYSE GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 3—Business Combinations (Continued)

        The purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair value of Archipelago net assets as of March 7, 2006 (the date that the merger between the NYSE and Archipelago was completed) as follows (in thousands):

Historical cost of net assets acquired	$458,290
Elimination of Archipelago's historical goodwill and intangibles	(240,095)
Adjustment to fair value of property and equipment	17,000
Deferred tax impact of purchase accounting adjustments	(233,531)
Fair value of identifiable intangible assets	584,500
Other	(5,919)
Goodwill	530,290

Total purchase price	$1,110,535

        The allocation of the purchase price to Archipelago assets and liabilities are only preliminary allocations based on estimates of fair values and will change when estimates are finalized. Therefore, the information above is subject to change pending the final allocation of purchase price. NYSE Group does not expect any of the goodwill to be deductible for tax purposes.

        During 2005, NYSE Group adopted a plan to eliminate positions. As a result of this decision, NYSE Group recorded a $3.9 million charge consisting of severance and related costs during 2005. For the nine months ended September 30, 2006, NYSE Group recorded a $6.1 million charge due to 80 additional positions being eliminated as a result of NYSE Group's continued integration efforts and cost containment initiatives. These positions were primarily included within trading floor operations and miscellaneous administrative areas. The following is a summary of the severance charges and utilization for the nine months ended September 30, 2006 and the remaining accrual at September 30, 2006 (in thousands):

Balance at December 31, 2005	$3,804
Additional severance	6,150
Amount paid in 2006	(5,871)

Balance at September 30, 2006	$4,083

        These costs associated with the additional severance for the nine months ended September 30, 2006 are included in merger expenses and related exit costs in the condensed consolidated statements of income. Based on current severance dates and the accrued severance at September 30, 2006, NYSE Group expects to pay these amounts through June 30, 2007.

        On November 8, 2006, NYSE Group announced a workforce reduction of more than 500 positions, including approximately 400 employees and 120 full-time consultants. As a result of this workforce reduction, NYSE Group expects to recognize a restructuring charge in the fourth quarter of 2006 of approximately $28.0 million consisting primarily of severance payments and curtailment losses.

FIN-14

NYSE GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 3—Business Combinations (Continued)

PCX Holdings, Inc. and Wave Securities, LLC.

        On September 26, 2005, Archipelago completed its acquisition of PCX Holdings ("PCX"), which is now known as NYSE Arca, Inc., for a total purchase price of approximately $94.0 million consisting of a $90.9 million cash payment to PCX stockholders and certain employees of PCX, and approximately $3.1 million of direct acquisition costs incurred by Archipelago. As part of the acquisition of PCX, Archipelago undertook to divest Wave Securities LLC ("Wave Securities"), a previously wholly owned subsidiary of Archipelago. On March 3, 2006, Archipelago completed the sale of Wave Securities.

Pro Forma Results

        The following table provides pro forma results of operations as if (i) the acquisition of PCX by Archipelago, (ii) the disposition of Wave Securities by Archipelago and (iii) the merger between Archipelago and the NYSE had been completed at the beginning of the earliest period presented (in thousands, except per share data):

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Revenues	$602,937	$624,795	$1,861,397	$1,727,054
Net income	72,509	29,605	$199,568	84,814
Basic earnings per share	$0.46	$0.18	$1.28	$0.53
Diluted earnings per share	$0.46	$0.18	$1.27	$0.52

        Pro forma results do not include any anticipated cost savings or other effects of the planned integration of the NYSE and Archipelago's businesses.

Other Transactions

        On July 17, 2006, NYSE Group acquired MatchPoint Trading, Inc. ("MatchPoint"), a financial services technology company specializing in call market trading and technologies. MatchPoint has developed a proprietary electronic equity crossing system that matches aggregated orders at predetermined and distinct times, at prices that are derived from the primary market for securities (NYSE, the American Stock Exchange and Nasdaq), enabling MatchPoint technology to operate multiple matches each with a unique benchmark pricing model. MatchPoint can also process internal crosses for single participants and seamlessly enables residuals to participate in scheduled crossing sessions.

        On September 18, 2006, NYSE Group announced that it had acquired an equity stake in Marco Polo Network Inc. ("Marco Polo"). Through its local exchange and brokerage relationships, Marco Polo offers intra-market connectivity and routing to brokers and exchanges in more than 40 emerging markets. Together, these markets provide investors with access to more than 90% of the MSCI emerging markets index.

Note 4—Merger with Euronext N.V.

        On May 22, 2006, NYSE Group proposed a business combination with Euronext which if successful will create NYSE Euronext, a global marketplace with an expected combined market capitalization of

FIN-15

NYSE GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 4—Merger with Euronext N.V. (Continued)

approximately $21 billion. Euronext is a cross-border exchange providing international services for regulated cash markets and derivative markets in Belgium, France, the United Kingdom, the Netherlands and Portugal. Both parties signed a definitive combination agreement on June 1, 2006. The combination is expected to close during the first quarter of 2007 and is subject to regulatory approval and the approval of NYSE Group and Euronext shareholders.

        Pursuant to the combination agreement, NYSE Group and Euronext intend to combine their businesses under NYSE Euronext, a Delaware corporation formed for the purpose of this transaction. Euronext's business will be brought under NYSE Euronext through an exchange offer and a post closing reorganization, and NYSE Group's business will be brought under NYSE Euronext through a merger.

        In the exchange offer, Euronext shareholders will have the right to exchange each of their Euronext shares for €21.32 in cash and 0.98 of a share of NYSE Euronext common stock. Instead of receiving this standard offer consideration, Euronext shareholders will have the opportunity to make either a cash election to receive all cash for their Euronext shares, or a stock election to receive all stock for their Euronext shares, subject to proration to ensure that the total amount of cash paid, and the total number of shares of NYSE Euronext common stock issued, in the exchange offer to the Euronext shareholders, as a whole, are equal to the total amount of cash and number of shares that would have been paid and issued if all Euronext shareholders received the standard offer consideration.

        Immediately after the successful completion of the exchange offer, a wholly owned subsidiary of NYSE Euronext will merge with NYSE Group, and, as a result, the surviving corporation will become a wholly owned subsidiary of NYSE Euronext, and each share of NYSE Group common stock will be converted into the right to receive one share of NYSE Euronext common stock.

        As soon as possible after the successful completion of the exchange offer and the combination, NYSE Euronext intends to effectuate a post-closing reorganization of Euronext and its subsidiaries that is intended to result in Euronext becoming a wholly owned subsidiary of NYSE Euronext. In the post-closing reorganization, Euronext shareholders who did not exchange their Euronext shares in the exchange offer will generally receive the same consideration that they would have received had they tendered their Euronext shares in the exchange offer and not made either the cash election or the stock election: that is €21.32 in cash and 0.98 of a share of NYSE Euronext common stock per Euronext share.

Note 5—Segment Information

        Subsequent to the merger between the NYSE and Archipelago, NYSE Group operates under three reportable segments: Market, SIAC Services and Regulation. NYSE Group's segments are managed and operated as three business units and organized based on services provided to customers.

        Market represents primarily the fees earned from: (i) obtaining new listings and servicing existing listings on the NYSE and NYSE Arca, Inc.; (ii) providing access to trade execution; (iii) distributing market information to data subscribers and (iv) issuing trading licenses (previously membership fees).

        SIAC Services provides communication and data processing operations and systems development functions to the NYSE and third party customers.

        Regulation provides regulatory services (including member firm regulation, market surveillance, enforcement, listed company compliance, and arbitration), performed by NYSE Regulation, to the NYSE

FIN-16

NYSE GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 5—Segment Information (Continued)

and to NYSE Arca. Regulatory fees are paid by member organizations and are primarily assessed based upon their Gross FOCUS revenues. In addition, Regulation collects regulatory fines that are applied to members and member organizations.

        Summarized financial data concerning the NYSE Group's reportable segments is as follows
(in thousands):

Three months ended September 30,	Market	SIAC Services	Regulation	Corporate Items and Eliminations	Consolidated
2006
Revenues	$553,509	$79,192	$79,491	$(109,255)	$602,937
Operating income (loss)	74,241	(12,386)	23,556	—	85,411
2005
Revenues	$402,008	$105,628	$62,674	$(117,907)	$452,403
Operating income	12,467	625	10,441	—	23,533
Nine months ended September 30,	Market	SIAC Services	Regulation	Corporate Items and Eliminations	Consolidated
2006
Revenues	$1,572,601	$272,247	$231,996	$(359,431)	$1,717,413
Operating income (loss)	155,497	(23,138)	49,948	—	182,307
2005
Revenues	$1,062,063	$326,181	$180,963	$(361,493)	$1,207,714
Operating income (loss)	39,917	(700)	26,714	—	65,931

        SIAC operates on a cost recovery model driven by its customers' demands. Under this model, any increase or decrease in SIAC's expenses typically results in a corresponding change in its revenues. During the three and nine months ended September 30, 2006, SIAC incurred $2.0 million and $17.6 million, respectively, related to stock-based compensation for awards granted to certain of its employees as part of the merger with Archipelago. There was no corresponding increase in revenue, as this expense was not shared with non-NYSE customers.

Note 6—Goodwill and Other Intangible Assets

        The following table presents the details of the intangible assets and goodwill acquired by reportable segment (dollars in thousands):

	Market		Regulation		SIAC Services
	Estimated Fair Value	Useful Life (in years)	Estimated Fair Value	Useful Life (in years)	Estimated Fair Value	Useful Life (in years)
Asset class:
National securities exchange registration	$511,000	Indefinite	—	N/A	—	N/A
Customer relationships	34,700	20	—	N/A	—	N/A
Trade names	38,800	20	—	N/A	—	N/A

Total intangibles	$584,500	—	—

Goodwill	$535,790

        Amortization expense for the intangible assets was approximately $0.9 million and $2.1 million for the three and nine months ended September 30, 2006, respectively.

FIN-17

NYSE GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 6—Goodwill and Other Intangible Assets (Continued)

        The estimated future amortization expense of purchased intangible assets as of September 30, 2006 is as follows (in thousands):

Year ending December 31,
2006 (period from October 1 to December 31, 2006)	$919
2007	3,675
2008	3,675
2009	3,675
2010	3,675
Thereafter	55,738

Total	$71,357

Note 7—Stock Based Compensation

        Statement of Financial Accounting Standards ("SFAS") 123R, "Share-Based Payment," requires that compensation costs associated with share-based payment transactions be recognized in financial statements. NYSE Group adopted SFAS 123R during the first quarter of 2006.

        Effective March 8, 2006, NYSE Group adopted the NYSE Group, Inc. Stock Incentive Plan (the "Plan") and converted three Archipelago long-term incentive plans. As part of the merger with Archipelago, 0.2 million shares underlying restricted stock units granted to former Archipelago directors, officers and employees and 2.6 million shares underlying stock options granted to former Archipelago directors, officers and employees were converted to restricted stock and stock options, respectively, of NYSE Group.

        On March 8, 2006, NYSE Group granted approximately 1.2 million restricted stock units to NYSE employees and certain SIAC employees under the Plan. These restricted stock units vest 50% on the grant date and 25% on each of the first and second anniversaries of the grant date. Compensation expense is based on the market price of the shares underlying the awards on the grant date and recognized ratably over the vesting period. NYSE Group estimates an expected forfeiture rate while recognizing the expense associated with these awards. As of September 30, 2006, employees of NYSE Group held approximately 1.8 million stock options with a weighted average exercise price of $14.15 (1.4 million of which were exercisable at a weighted average exercise price of $14.42) and 1.4 million (including 0.6 million vested units) restricted stock units. As of September 30, 2006, the total aggregate intrinsic value of stock options outstanding and exercisable was $107.9 million and $83.5 million, respectively.

        For the three and nine months ended September 30, 2006, NYSE Group recorded $5.6 million and $46.1 million, respectively, of stock based compensation included in compensation in the condensed consolidated statements of income. As of September 30, 2006, there was approximately $18.3 million of total unrecognized compensation cost related to stock options and restricted stock units. This cost is expected to be recognized over approximately three years.

        As a result of the merger between the NYSE and Archipelago, 2.6 million Archipelago stock options converted to NYSE Group awards. Both the vested and unvested stock options issued by NYSE Group in exchange for equivalent options of Archipelago were included in the purchase price of Archipelago and

FIN-18

NYSE GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 7—Stock Based Compensation (Continued)

recorded at their fair value on the measurement date. Because continued service is required after the date of consummation in order to vest in the unvested awards, a portion of the value of those awards is recognized over the remaining vesting period.

        The fair value of each option grant was estimated using the Black-Scholes option pricing model with the following assumptions: expected volatility of 30%, risk-free interest of 4.8%, expected life of 7 years and no dividend yield.

        A summary of the stock option activity under the Plan is as follows (number of stock options in thousands):

	Stock Options
	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	—	—
Awards converted from Archipelago	2,550	$13.53
Awards granted	—	—
Awards exercised	(769)	$12.00
Awards expired/cancelled	—	—

Outstanding at end of period	1,781	$14.15

        Additional information regarding stock options outstanding as of September 30, 2006 is as follows (number of stock options in thousands):

Outstanding			Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$4.91	42	6.86	$4.91	42	$4.91
$6.26	46	6.86	6.26	38	6.26
$11.50	532	7.87	11.50	373	11.50
$13.41	696	7.13	13.41	515	13.41
$19.30	167	8.46	19.30	119	19.30
$20.25	298	3.90	20.25	298	20.25

	1,781	6.92	$14.15	1,384	$14.42

FIN-19

NYSE GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 7—Stock Based Compensation (Continued)

        A summary of the restricted stock unit activity under the Plan is as follows (number of restricted stock units in thousands):

Number of RSUs
Outstanding at beginning of year	—
Awards converted from Archipelago	125
Awards granted	1,207
Vested	(630)

Outstanding at end of period	702

Weighted average fair value per share for RSUs granted during period	$64.50

Note 8—Retirement Benefits

        Effective March 31, 2006, the future benefit accrual of all active participants in the pension and supplemental executive retirement plans ("SERP") plans was frozen. Effective April 1, 2006, NYSE Group employees became eligible to receive benefits from a new employer-funded defined contribution Retirement Benefit Accumulation Plan ("RBAP"). RBAP expense incurred for the three and nine months ended September 30, 2006 was $3.1 million and $5.9 million, respectively.

        The NYSE and SIAC currently do not expect to provide any additional funding to the pension plans during 2006.

        The following table sets forth the pension and SERP plans' amounts recognized (in thousands):

	Pension Plans Cost
	Three months ended September 30,				Nine months ended September 30,
	2006		2005		2006		2005
	NYSE	SIAC	NYSE	SIAC	NYSE	SIAC	NYSE	SIAC
Cost of benefits earned	$—	$(151)	$3,472	$2,897	$2,643	$2,344	$10,416	$8,692
Interest on benefits earned	5,545	3,071	5,589	3,508	16,524	9,003	16,767	10,525
Net amortizations	—	(113)	280	44	39	195	841	131
Estimated return on plan assets	(8,114)	(4,739)	(7,412)	(4,237)	(24,000)	(13,237)	(22,238)	(12,710)
Recognized actuarial (gain) or loss	—	—	—	753	—	—	—	2,259
Curtailment charge	—	—	—	—	1,125	—	—	—

Aggregate pension (benefit) expense	$(2,569)	$(1,932)	$1,929	$2,965	$(3,669)	$(1,695)	$5,786	$8,897

	SERP Plans Cost
	Three months ended September 30,				Nine months ended September 30,
	2006		2005		2006		2005
	NYSE	SIAC	NYSE	SIAC	NYSE	SIAC	NYSE	SIAC
Cost of benefits earned	$—	$—	$515	$231	$540	$188	$1,547	$692
Interest on benefits earned	718	378	933	401	2,268	1,136	2,799	1,204
Net amortizations	123	27	384	201	222	80	1,150	603

Aggregate SERP expense	$841	$405	$1,832	$833	$3,030	$1,404	$5,496	$2,499

FIN-20

NYSE GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 8—Retirement Benefits (Continued)

        In addition to providing pension benefits, the NYSE and SIAC maintain defined benefit plans to provide certain health care and life insurance benefits for eligible retired employees. During 2005, the NYSE and SIAC announced changes to the post retirement plans, including the underlying plan design and contribution strategy. Such changes were effective as of March 31, 2006. The following are the plans' amounts recognized during the respective periods (in thousands):

	Post Retirement Plans Cost
	Three months ended September 30,				Nine months ended September 30,
	2006		2005		2006		2005
	NYSE	SIAC	NYSE	SIAC	NYSE	SIAC	NYSE	SIAC
Cost of benefits earned	$1,194	$210	$1,137	$667	$3,576	$1,293	$3,411	$2,001
Interest on benefits earned	1,953	745	1,750	888	6,105	2,506	5,251	2,663
Curtailment gain	—	(33)	—	—	—	(33)	—	—
Net amortizations	(67)	(62)	(61)	390	79	595	(182)	1,169

Aggregate post retirement expense	$3,080	$860	$2,826	$1,945	$9,760	$4,361	$8,480	$5,833

Note 9—Related Party Transactions

      The Depository Trust Company ("DTC") and the National Securities Clearing Corporation ("NSCC") are wholly owned subsidiaries of The Depository Trust & Clearing Corporation ("DTCC"). DTCC is a holding company that supports DTC, which provides settlement and custody services to banks and broker-dealers, and NSCC which provides trade clearance, netting and settlement services to banks, broker-dealers, mutual funds, insurance companies and other financial institutions.

        On March 28, 2006, NYSE Group sold its shares of DTCC common stock, which represented approximately 28% of DTCC's common stock, for a $23.4 million cash payment. NYSE Group carried this investment at its $2.5 million cost and therefore realized a $20.9 million pre-tax gain that was included in gain on sale of equity investment for the nine months ended September 30, 2006 in the condensed consolidated statements of income. The after-tax impact of this gain was included in the cash dividend paid to each former NYSE member in connection with the merger of the NYSE and Archipelago. As of September 30, 2006, NYSE Group owns 50% of the outstanding preferred stock of DTCC.

        During the third quarter of 2006, NYSE Group recorded a $7.2 million (net of minority interest of $3.6 million) gain for a one-time payment received from certain DTCC subsidiaries in connection with the termination of their service agreement with SIAC.

        SIAC performs services for the American Stock Exchange, which was a one-third owner of SIAC as of September 30, 2006.

        The following revenues (in thousands) have been derived from:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
AMEX	$12,583	$17,451	$43,100	$53,315
DTCC	5	7,417	10,348	24,610

FIN-21

NYSE GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 9—Related Party Transactions (Continued)

        These revenues are included in data processing in the condensed consolidated statements of income.

        On November 1, 2006, NYSE Group completed the purchase of the one-third ownership stake in SIAC previously held by the American Stock Exchange for approximately $40.3 million, as a result of which, NYSE Group now fully owns SIAC. In connection with the purchase, the SIAC shareholders' agreement and the American Stock Exchange's participation in the SIAC facilities management agreement (under which SIAC had previously provided technology services to the NYSE and the American Stock Exchange) were terminated and SIAC agreed to provide substantially reduced services to the American Stock Exchange, as a customer, under a new services agreement.

Note 10—Earnings per Share

        Historically, the weighted average number of shares was adjusted to reflect the merger with Archipelago giving retroactive effect to the issuance of 84,699 shares of common stock to each former member, corresponding to the maximum number of shares issuable to a member under the stock election provision.

        The following is a reconciliation of the basic and diluted earnings per share computations (in thousands except per share data):

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Net income for basic and diluted earnings per share	$67,965	$22,000	$159,486	$61,006
Shares of common and common stock equivalents:
Weighted average shares used in basic computation	156,481	115,699	146,645	115,699
Dilutive effect of:
Employee stock options and restricted stock units	979	—	1,097	—

Weighted average shares used in diluted computation	157,460	115,699	147,742	115,699

Basic earnings per share	$0.43	$0.19	$1.09	$0.53

Diluted earnings per share	$0.43	$0.19	$1.08	$0.53

        As of September 30, 2006, 1.4 million restricted stock units and options to purchase 1.8 million shares of common stock were outstanding. For the three and nine months ended September 30, 2005, there were no options or restricted stock units outstanding. There were no securities excluded from the computation of diluted earnings per share for the three and nine months ended September 30, 2006 because all outstanding options and restricted stock were considered dilutive.

Note 11—Litigation and Other Matters

        The following supplements and amends NYSE Group's discussion set forth under "Legal Proceedings" in Part I, Item 3 of NYSE Group's annual report on Form 10-K filed for the year ended December 31, 2005, as updated by Part II, Item 1 of NYSE Group's quarterly reports on Form 10-Q for the periods ended March 31, 2006 and June 30, 2006. The following should be read in conjunction with these financial statements.

FIN-22

NYSE GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 11—Litigation and Other Matters (Continued)

In re NYSE Specialists Securities Litigation

        Briefing on plaintiffs' appeal to the U.S. Court of Appeals for the Second Circuit from the final judgment in favor of the NYSE was completed on September 18, 2006.

Grasso Litigation

        Mr. Grasso filed an appeal of the New York Supreme Court's August 8, 2006 decision that the New York Attorney General's claim against Mr. Grasso for restitution and imposition of a constructive trust is an equitable claim that must be tried to the court rather than to a jury, and that it would commence trial of that claim on October 16, 2006. On September 14, 2006, the appellate court entered an order staying the trial until the appeals of that decision, and of the earlier decision denying Mr. Grasso's motion to dismiss, have been decided.

        On August 23, 2006, the New York Supreme Court granted Mr. McCall's motion for summary judgment dismissing the third-party claims asserted against him by Mr. Grasso. Mr. Grasso filed an appeal of that decision.

        On September 7, 2006, Mr. Grasso filed a motion seeking reassignment of the case to a different judge for all further proceedings, and, on September 14, 2006, the New York Supreme Court denied that motion. Mr. Grasso filed an appeal of that decision.

        On October 4, 2006, Mr. Grasso filed a motion for leave to amend his crossclaims to add causes of action against the NYSE for termination payments under his 1999 and 2003 employment agreements based upon an allegation that he resigned (including for "Good Reason"). After the NYSE opposed the motion, Mr. Grasso withdrew it.

        On October 18, 2006, the appellate court heard oral argument on Mr. Langone's appeal of the denial of his motion for summary judgment on the single cause of action asserted against him by the New York Attorney General.

        On October 19, 2006, the New York Supreme Court entered an order granting the motions for summary judgment filed by the NYSE and Mr. Reed and dismissed all of the crossclaims asserted by Mr. Grasso against the NYSE and Mr. Reed. The court granted in part Mr. Grasso's and Mr. Langone's motions for summary judgment with respect to the New York Attorney General's claim against the NYSE, dismissing that claim to the extent it sought injunctive relief but denying the request to dismiss the claim to the extent it seeks declaratory relief. Among other rulings in the decision, the court granted in part the New York Attorney General's motion for partial summary judgment against Mr. Grasso, finding that Mr. Grasso breached his fiduciary duties to the NYSE and that certain payments made to Mr. Grasso were unlawful and must be returned to the NYSE, and ordered the New York Attorney General to provide an accounting within 30 days of the court's decision. On November 2, 2006, the New York Attorney General filed an accounting stating that Mr. Grasso must disgorge approximately $112.2 million; Mr. Grasso has until December 4, 2006 to file any objections to the accounting. Mr. Grasso filed an appeal of the court's decision, and also has indicated that he intends to seek an order from the appellate court staying the trial court from conducting any accounting of amounts allegedly owed.

        At December 31, 2003, the NYSE accrued compensation expense amounting to $36.0 million related to Mr. Grasso. This accrual, which remains current, reflects management's interpretation of the provisions

FIN-23

NYSE GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 11—Litigation and Other Matters (Continued)

contained in the most recent employment agreement, which provides terms outlining certain payments to which Mr. Grasso could be entitled upon ceasing employment with the NYSE, if that agreement is found to be valid and the payments were deemed to be allowable and appropriate under the law.

NYSE/Archipelago Merger-Related Litigation

        On November 8, 2006, the court heard oral argument on the motion by the NYSE and Mr. Thain to dismiss the Hyman and Lief amended complaints and the Rittmaster complaint, and reserved decision on the motion.

Other Matters

        NYSE Group is defending a number of other actions and investigations, the ultimate outcome of which cannot reasonably be determined at this time. In the opinion of management and legal counsel, the aggregate of all possible losses from all such other actions and investigations should not have a material adverse effect on the consolidated financial condition or results of operations of NYSE Group.

Note 12—Comprehensive Income

        The following outlines the components of other comprehensive income (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Net income	$67,965	$22,000	$159,486	$61,006
Unrealized gains (losses) on available- for-sale securities	2,998	390	2,905	(3,230)

Total comprehensive income	$70,963	$22,390	$162,391	$57,776

Note 13—Deferred Revenue

        Components of deferred revenue were as follows (in thousands):

	September 30, 2006	December 31, 2005
Listing fees—original	$405,344	$414,887
Listing fees—annual	66,677	—
Registered representative and maintenance fees	4,440	10,180
License fees	12,264	100
Other	6,566	9,343

Total deferred revenue	$495,291	$434,510

Less: current portion	$174,320	$105,313
Long-term portion	$320,971	$329,197

FIN-24

NYSE GROUP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Note 13—Deferred Revenue (Continued)

        The long-term portion of the deferred revenue balances represented deferred original listing fees, which is a component of the Market segment. The current portion of the deferred revenue balances will be realized within the following reportable segments (in thousands):

	September 30, 2006	December 31, 2005
Market	$164,472	$85,960
Regulation	4,785	13,839
SIAC	5,063	5,514

Total	$174,320	$105,313

Note 14—Net Capital Requirements

        Certain wholly owned subsidiaries of NYSE Group, Archipelago Securities, LLC ("ARCAS") and Archipelago Trading Services, Inc. ("ATSI"), are registered broker-dealers and are subject to net capital requirements under SEC Rule 15c3-1. ATSI computes its net capital using the basic method. Under this method, ATSI must maintain minimum net capital (as defined), and the ratio of aggregate indebtedness (as defined) to net capital may not exceed 15 to 1. ARCAS computes its net capital under the alternative method. The method requires that minimum net capital not be less than the greater of $250,000 or 2% of the aggregate debit items arising from customer transactions.

        As of September 30, 2006, these subsidiaries were in compliance with their respective net capital requirements and their net capital, net capital in excess of required net capital, and ratio of aggregate indebtedness to net capital were as follows (in thousands, except ratios):

Net capital:
ARCAS	$17,610
ATSI	7,883
Net capital in excess of required net capital:
ARCAS	$17,360
ATSI	7,764
Ratio of aggregate indebtedness to net capital:
ARCAS	N/A
ATSI	0.15 to 1

        Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

        NYSE Group's international broker-dealer subsidiaries are subject to capital adequacy requirements promulgated by authorities of the countries in which they operate. As of September 30, 2006, these subsidiaries had met their capital adequacy requirements.

FIN-25

NYSE GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
NYSE Group, Inc.:

        In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of income, members' equity and comprehensive income and cash flows present fairly, in all material respects, the financial position of NYSE Group, Inc. (formerly New York Stock Exchange, Inc.) and its subsidiaries (the "Company") at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 7, 2006

FIN-26

NYSE GROUP, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollars in Thousands)

	December 31,
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$43,492	$15,456
Securities purchased under agreements to resell	127,888	55,209
Investment securities, at fair value	980,591	939,925
Accounts receivable, net	171,586	102,941
Taxes receivable	12,599	26,906
Deferred income taxes	91,919	83,039
Other assets	36,142	41,147

Total current assets	1,464,217	1,264,623
Property and equipment, at cost, less accumulated depreciation and amortization	343,534	343,424
Investments in affiliates, at cost	2,662	2,652
Non-current deferred income taxes	290,145	291,639
Non-current other assets	103,587	79,913

Total assets	$2,204,145	$1,982,251

Liabilities and members' equity
Current liabilities:
Accounts payable and other liabilities	$96,332	$99,165
Accrued expenses	245,554	208,031
Deferred income taxes	25,238	11,264
Deferred revenue	85,690	85,955
Section 31 fees payable	232,146	82,482

Total current liabilities	684,960	486,897
Liabilities due after one year
Accrued employee benefits	323,373	309,320
Non-current deferred income taxes	9,289	17,413
Deferred revenue	329,197	335,509
Other long-term liabilities	23,037	32,438

Total liabilities	1,369,856	1,181,577
Minority interest	35,164	33,206
Commitments and contingencies (Note 13)
Members' equity
Equity of members	807,781	767,032
Accumulated other comprehensive income (loss)	(8,656)	436

Total equity of 1,366 members	799,125	767,468

Total liabilities and members' equity	$2,204,145	$1,982,251

The accompanying notes are an integral part of these consolidated financial statements.

FIN-27

NYSE GROUP, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in Thousands)

	Year ended December 31,
	2005	2004	2003
Revenues
Activity assessment fees	$594,555	$359,755	$419,744
Listing fees	342,718	329,798	320,722
Data processing fees	182,935	220,677	224,774
Market information fees	178,169	167,590	172,369
Trading fees	145,828	153,562	157,171
Regulatory fees	129,755	113,309	113,192
Facility and equipment fees	49,452	50,432	60,627
Membership fees	6,368	8,361	10,990

Total revenues	1,629,780	1,403,484	1,479,589
Section 31 fees	(594,555)	(359,755)	(419,744)
Compensation	(509,757)	(522,642)	(520,467)
Systems and related support	(124,128)	(138,568)	(145,985)
Professional services	(127,676)	(132,702)	(97,487)
Depreciation and amortization	(103,430)	(95,720)	(89,018)
Occupancy	(70,600)	(68,558)	(67,019)
General and administrative	(69,711)	(84,281)	(76,513)
Archipelago merger and related exit costs	(26,128)	-	-
Regulatory fine income	35,374	7,578	11,213

Operating income	39,169	8,836	74,569
Investment and other income, net	51,710	34,462	32,397

Income before provision for income taxes and minority interest	90,879	43,298	106,966
Provision for income taxes	(48,158)	(12,143)	(45,235)
Minority interest in income of consolidated subsidiary	(1,972)	(992)	(1,274)

Net income	$40,749	$30,163	$60,457

The accompanying notes are an integral part of these consolidated financial statements.

FIN-28

NYSE GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN
MEMBERS' EQUITY AND COMPREHENSIVE INCOME

(Dollars in Thousands)

	Equity of Members	Accumulated Other Comprehensive Income (Loss)	Total Members' Equity	Other Comprehensive Income (Loss)	Total Comprehensive Income
Balance as of December 31, 2002	$676,412	$(14,231)	$662,181	$-	$22,378

Net income	60,457	-	60,457	-	60,457
Change in unrealized gain on investment securities, net of tax	-	8,146	8,146	8,146	8,146
Change in minimum pension liability, net of tax	-	(2,431)	(2,431)	(2,431)	(2,431)

Other comprehensive income, net of tax	-	-	-	5,715	-

Balance as of December 31, 2003	736,869	(8,516)	728,353		66,172

Net income	30,163	-	30,163	-	30,163
Change in unrealized gain on investment securities, net of tax	-	4,133	4,133	4,133	4,133
Change in minimum pension liability, net of tax	-	4,819	4,819	4,819	4,819

Other comprehensive income, net of tax	-	-	-	8,952	-

Balance as of December 31, 2004	767,032	436	767,468		39,115

Net income	40,749	-	40,749	-	40,749
Change in unrealized loss on investment securities, net of tax	-	(3,168)	(3,168)	(3,168)	(3,168)
Change in minimum pension liability, net of tax	-	(5,924)	(5,924)	(5,924)	(5,924)

Other comprehensive loss, net of tax	-	-	-	$(9,092)	-

Balance as of December 31, 2005	$807,781	$(8,656)	$799,125	-	$31,657

The accompanying notes are an integral part of these consolidated financial statements.

FIN-29

NYSE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

	Year ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Net income	$40,749	$30,163	$60,457
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	103,430	95,720	89,018
Minority interest	1,958	1,754	5,816
Loss on disposition of assets	2,133	4,543	5,461
Deferred income taxes	(1,536)	2,344	75,405
Provision for losses on accounts receivable	(18)	(171)	(776)
Change in operating assets and liabilities:
(Increase) decrease in accounts receivable, net	(68,627)	2,699	22,346
Decrease (increase) in taxes receivable	14,307	25,637	(51,591)
Increase in other assets	(18,669)	(15,873)	(20,809)
Increase (decrease) in accounts payable	11,423	17,504	(8,657)
Increase (decrease) in accrued expenses	37,523	(1,620)	37,099
Increase (decrease) in Section 31 fees payable	149,664	(47,396)	49,969
Decrease in deferred revenue	(6,577)	(8,903)	(26,110)
Increase (decrease) in accrued employee benefits	8,129	(26,694)	(114,112)
Decrease in other long term liabilities	(9,401)	(15,823)	(2,724)

Net cash provided by operating activities	264,488	63,884	120,792

Cash flows from investing activities:
Proceeds from sale of investment securities	8,848,412	6,601,436	3,480,128
Purchases of investment securities	(8,892,246)	(6,634,541)	(3,692,154)
Net (purchases) sales of securities purchased under agreements to resell	(72,679)	66,711	176,201
Purchases of property and equipment	(105,673)	(84,546)	(77,115)
Increase in investment in affiliates	(10)	(68)	(229)

Net cash used in investing activities	(222,196)	(51,008)	(113,169)

Cash flows from financing activities:
Principal payments under capital lease obligations	(14,256)	(8,424)	(9,158)

Net increase (decrease) in cash and cash equivalents	28,036	4,452	(1,535)
Cash and cash equivalents at beginning of year	15,456	11,004	12,539

Cash and cash equivalents at end of year	$43,492	$15,456	$11,004

Supplemental disclosure:
Cash paid for income taxes	$56,985	$12,000	$30,199
Cash paid for interest	5,382	2,896	2,187

Capital lease obligations of $14,422, $13,193 and $6,958 were incurred in 2005, 2004 and 2003, respectively, when the NYSE entered into lease agreements for various computer and equipment assets.

The accompanying notes are an integral part of these consolidated financial statements.

FIN-30

NYSE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Organization and Description of Business

        NYSE Group, Inc. was formed for the purpose of consummating the business combination of the New York Stock Exchange, Inc. (the "NYSE") and Archipelago Holdings, Inc., which was completed on March 7, 2006 (see Note 3). The merger of the NYSE and Archipelago has been treated as a purchase business combination for accounting purposes, with the NYSE designated as the acquirer. As such, the historical financial statements of the NYSE have become the historical financial statements of NYSE Group.

        The NYSE is a New York Type A not-for-profit corporation, incorporated in 1971. It is registered as a national securities exchange and is a self-regulatory organization ("SRO"). The NYSE is the world's largest cash equities market, both in terms of average daily trading volume and in the market capitalization of its listed companies.

        The NYSE owns two-thirds of the Securities Industry Automation Corporation ("SIAC") and reports SIAC's financial results on a consolidated basis. SIAC is an important industry resource providing critical automation and communications services to the NYSE, the American Stock Exchange ("AMEX") and other organizations to support order processing, trading and the reporting of market information, among other functions. SIAC also provides system support for certain national market system functions and for important regulatory and administrative activities. In addition, SIAC provides telecommunication and managed services through its wholly-owned subsidiary, Sector, Inc. ("Sector"), to subscribers primarily in the securities industry.

Note 2—Basis of Presentation and Significant Accounting Policies

        The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could be materially different from these estimates. Certain prior-year amounts have been reclassified to conform to the current year's presentation.

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the NYSE and all wholly-owned subsidiaries, as well as SIAC. All intercompany transactions have been eliminated in consolidation. Minority interest in the consolidated statements of income represents AMEX's share of the income or loss of SIAC. The minority interest in the consolidated statements of financial condition reflects the original investment by AMEX in SIAC, along with its proportional share of the earnings or losses of SIAC.

        The NYSE's investment in The Depository Trust & Clearing Corporation ("DTCC"), which is operated by separate management and has a separate board of directors, is carried at cost as the NYSE has less than majority ownership and does not exercise significant influence over the operating and financial policies of DTCC. The carrying balance is reflected in the consolidated statements of financial condition in investments in affiliates.

FIN-31

NYSE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Basis of Presentation and Significant Accounting Policies (Continued)

Cash and Cash Equivalents

        Cash and cash equivalents are comprised of cash and highly liquid investments with an original maturity of three months or less.

Revenue Recognition

        Listing fees include original fees, which are paid whenever a company initially lists on the NYSE and whenever it effects a corporate action that results in the listing of additional shares. Companies also pay annual fees to remain listed on the NYSE. Annual fees are recognized ratably over the course of the related period. Original fees are recognized on a straight-line basis over their estimated service period of ten years. Unamortized balances are recorded as deferred revenue on the consolidated statements of financial condition.

        Data processing fees represent revenue generated by SIAC for providing communication services, data processing operations and systems development functions to the NYSE and third-party customers. SIAC's revenue from the NYSE is eliminated in consolidation. It is SIAC's policy to charge affiliates and other customers, other than Sector's customers, at approximate cost. Sector's customers are billed at competitive rates for the services provided. Fees are accrued and recognized as services are provided.

        Market information fees are paid by members, member organizations, institutional investors and other subscribers to access last sale and bid/ask information. The fees are primarily based upon the number of interrogation devices receiving the market information. Fees are accrued and recognized as services are rendered.

        Trading fees are paid monthly by members and member organizations and are calculated based upon trading activity brought to the floor of the NYSE. These fees are accrued and recognized as earned.

        Regulatory fees are paid by members and member organizations and are primarily assessed based upon their gross FOCUS revenues. They are recognized ratably over the period to which they apply. Regulatory fees also include regulatory fines that are levied by the NYSE. These fees are recognized when collection is reasonably assured.

        Facility and equipment fees are paid to the NYSE for services provided on the trading floor. They are accrued and recognized when services are rendered.

Securities Purchased under Agreements to Resell

        The NYSE invests funds in overnight reverse repurchase agreements, which provide for the delivery of cash in exchange for securities having a market value of approximately 102% of the amount of the agreements. Independent custodians take possession of the securities in the name of the NYSE. Overnight reverse repurchase agreements are recorded at trade date at the contractual amount.

Investment Securities

        NYSE's investment securities are classified as available-for-sale securities and are carried at fair value as of trade date with the unrealized gains and losses, net of tax, reported as a component of other comprehensive income. Interest income on investment securities, including amortization of premiums and accretion of discounts, is accrued and recognized over the life of the investment. The specific identification

FIN-32

NYSE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Basis of Presentation and Significant Accounting Policies (Continued)

method is used to determine realized gains and losses on sales of investment securities, which are reported in investment and other income.

        The NYSE regularly reviews its investments to determine whether a decline in fair value below the cost basis is other than temporary. If events and circumstances indicate that a decline in the value of the assets has occurred and is deemed to be other-than-temporary, the cost basis of the security is written down to fair value and a corresponding impairment is charged to earnings. As of December 31, 2005, no unrealized losses were considered other-than-temporary.

Accounts Receivable, Net

        Accounts receivable represents payments due to the NYSE for services rendered. An allowance is established to record receivables at a net amount equal to the net realizable value. The allowance for bad debts is maintained at a level that management believes to be sufficient to absorb probable losses in the NYSE's accounts receivable portfolio and is assessed periodically by management. Increases in the allowance for doubtful accounts are charged against operating results and the allowance is decreased by the amount of write-offs, net of recoveries. The allowance is based on several factors, including a continuous assessment of the collectibility of each account. In circumstances where a specific customer's inability to meet its financial obligations is known, the NYSE records a specific provision for bad debts against amounts due to reduce the receivable to the amount it reasonably believes will be collected. Accounts with outstanding balances in excess of 60 to 90 days are reviewed monthly to make changes to the allowance as appropriate.

        The NYSE's receivables are primarily from members, member organizations, listed companies and market information subscribers. The concentration of risk on accounts receivable is mitigated by the large number of entities comprising the NYSE's customer base. The total allowance, netted against receivables, was $8.0 million at December 31, 2005 and $14.4 million at December 31, 2004. For the year ended December 31, 2005, there was an $18,000 release of reserve balances and additional provisions recorded of $1.6 million and $0.7 million for the years ended December 31, 2004 and 2003, respectively, while write-offs were $6.4 million, $1.8 million and $1.4 million, respectively.

Property and Equipment

        Property and equipment is stated at cost less accumulated depreciation. Depreciation of assets is determined by using the straight-line method of depreciation over the estimated useful lives of the assets, which range from 2 to 15 years. Leasehold improvements are amortized using the straight-line method over the term of the lease or the estimated useful lives of the assets, whichever is shorter. Set forth below are the estimated useful lives of the NYSE's assets:

Buildings and improvements	14 years
Leasehold improvements	5-14 years
Computers and equipment	2-15 years
Furniture and fixtures	5 years

        The NYSE accounts for software development costs under AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), and other related guidance. The NYSE expenses software development costs incurred during the

FIN-33

NYSE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Basis of Presentation and Significant Accounting Policies (Continued)

preliminary project stage, while it capitalizes costs incurred during the application development stage, which includes design, coding, installation and testing activities. Amortization of capitalized software development costs is computed on a straight-line basis over the software's estimated useful life, generally three years.

        Revisions in estimated useful lives of depreciable assets were made in 2004. The effect of changes in estimates of useful lives for depreciable assets was to decrease net income in 2004 by $7.6 million.

        Expenditures for repairs and maintenance are charged to operations in the period incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are removed from the accounts upon disposal and any gain or loss is reflected in operations.

Activity Assessment Fees and Section 31 Fees

        The NYSE pays fees to the SEC pursuant to Section 31 of the Exchange Act. These fees are designed to recover the costs to the government for the supervision and regulation of securities markets and securities professionals. The NYSE, in turn, collects activity assessment fees from member organizations clearing or settling trades on the NYSE and recognizes these amounts when members are invoiced. Fees received are included in cash of the NYSE at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The NYSE records activity assessment fee revenue and Section 31 fees expense on its consolidated statements of income as the NYSE bears the credit risk associated with the collection of these fees.

        As of December 31, 2005, the NYSE has accumulated a $15.1 million excess of anticipated activity remittance fees to the SEC, which is included in Section 31 fees payable on the consolidated statements of financial condition. Due to the uncertainty of the claims on the excess remittances, the NYSE has discussed these issues with the SEC Market Regulation Division, SROs, member organizations and others in the securities industry who have had the same or similar issues and it plans to work with industry participants and the SEC to review and determine a satisfactory resolution of this matter with the consideration of all stakeholders involved.

Compensation and Accrued Employee Benefits

        The NYSE accrues for compensation as earned. The NYSE and SIAC have separate qualified defined benefit pension plans covering substantially all employees meeting age and service requirements. Each also has a Supplemental Executive Retirement Plan. All of these plans are accounted for under Statement of Financial Accounting Standard ("SFAS") No. 87 "Employers Accounting for Pensions." In addition, the NYSE and SIAC maintain defined benefit plans to provide certain health care and life insurance benefits for eligible retired employees. These plans are accounted for under SFAS No. 106 "Employers Accounting for Postretirement Benefits Other than Pensions."

        Pension and OPEB costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on assets, mortality rates and other factors. In accordance with U.S. generally accepted accounting principles, actual results that differ from the assumptions are accumulated and amortized over the future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. While management believes that the assumptions used are appropriate,

FIN-34

NYSE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Basis of Presentation and Significant Accounting Policies (Continued)

differences in actual experience or changes in assumptions may affect NYSE's pension and other postretirement obligations and future expense.

Comprehensive Income

        SFAS No. 130, "Reporting Comprehensive Income," establishes guidelines for reporting and display of comprehensive income and its components in the financial statements. Other comprehensive income includes changes in unrealized gains and losses on investment securities classified as available-for-sale and changes in minimum pension liabilities, net of tax. Accumulated other comprehensive income (loss) is included as a component of Members' Equity.

Income Taxes

        The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. The NYSE reviews its deferred tax asset for recovery; when the NYSE believes that it is more likely than not that a portion of its deferred tax assets will not be realized, a valuation allowance will be established. As of December 31, 2005, the asset is expected to be fully realized and accordingly, no valuation allowance has been established. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the NYSE's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the NYSE's financial position or results of operations.

        The NYSE files a consolidated tax return with its subsidiaries except SIAC, which is required to file its tax return on a stand-alone basis. The amounts recorded for consolidated financial reporting purposes equals the aggregation of the stand-alone provisions of both entities.

Estimated Fair Value of Financial Instruments

        SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the consolidated statements of financial condition. Management estimates that the fair value of financial instruments recognized in the consolidated statements of financial condition (including cash and cash equivalents, securities purchased under agreements to resell, investment securities, receivables, accounts payable, accrued expenses and accrued employee benefits) approximates their fair value due to the short-term nature of these assets and liabilities.

Note 3—Merger with Archipelago Holdings, Inc.

        On April 20, 2005, the NYSE entered into a definitive merger agreement with the Archipelago Holdings, Inc. ("Archipelago"), the first open all-electronic stock market, pursuant to which Archipelago and the NYSE agreed to combine their businesses and become wholly-owned subsidiaries of NYSE Group, Inc., a newly created, for-profit holding company.

        The merger closed on March 7, 2006. As of that date, the NYSE became a wholly-owned subsidiary of NYSE Group. NYSE Group common stock is listed on the NYSE and is traded under the symbol "NYX."

FIN-35

NYSE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3—Merger with Archipelago Holdings, Inc. (Continued)

        In the NYSE/Archipelago merger, each NYSE member was entitled to receive, in exchange for its NYSE membership, $300,000 in cash and 80,177 shares of NYSE Group common stock. Each NYSE member had the opportunity to make either a cash election to increase the cash portion (and decrease the stock portion) of their merger consideration, or a stock election to increase the stock portion (and decrease the cash portion) of their merger consideration. These elections were subject to certain proration. The aggregate number of shares of NYSE Group Common Stock issued to all of the NYSE members in the NYSE/Archipelago merger, together with the aggregate number of shares reserved for issuance to NYSE employees, equaled approximately 70% of the NYSE Group common stock issued and outstanding at the closing of the NYSE/Archipelago merger, on a diluted basis.

        The impact of the NYSE/Archipelago merger on Archipelago was as follows: (i) each share of the issued and outstanding shares of Archipelago's common stock converted automatically into the right to receive one share of NYSE Group common stock; (ii) all outstanding stock options of Archipelago, whether vested or unvested, converted into options to purchase an equivalent number of shares of NYSE Group common stock; and (iii) all outstanding restricted stock units of Archipelago converted into an equal number of restricted stock units of NYSE Group common stock. The aggregate number of shares (including shares underlying stock options and restricted stock units) received by Archipelago's stockholders equaled approximately 30% of the issued and outstanding shares of NYSE Group common stock at the closing of the NYSE/Archipelago merger, on a diluted basis.

        During the fourth quarter of 2005, the NYSE started reviewing its cost structure in connection with its pending merger with Archipelago and the shift towards a for-profit model.

        In November 2005, the NYSE adopted a plan to eliminate approximately 70 positions, primarily in trading floor operations and miscellaneous administrative areas. As a result of this decision, the NYSE recorded a $3.9 million charge consisting of severance and related costs. The following is a summary of the severance charges recognized in December 2005 and the remaining accruals at December 31, 2005 (in thousands):

NYSE Market
Total severance charges	$3,910
Amount paid in 2005	(106)

Balance at December 31, 2005	$3,804

        The amount accrued for severance is based upon the NYSE's severance policy and the positions eliminated. Based upon current severance dates and the accrued severance at December 31, 2005, the NYSE expects to pay these amounts in each quarter, through the third quarter of 2007.

        These costs were included in the NYSE/Archipelago merger and related costs in the consolidated statement of income for the year ended December 31, 2005.

FIN-36

NYSE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4—Deferred Revenue

        NYSE deferred revenue as of December 31, 2005 relating to original listing fees will be recognized in the following years (Dollars in Thousands):

Year ended
Current deferred revenue:
2006	$85,690

Non-current deferred revenue:
2007	75,590
2008	62,593
2009	51,400
2010 and thereafter	139,614

Total non-current deferred revenue	329,197

Total	$414,887

Note 5—Related Parties and Other Relationships

        The Depository Trust Company ("DTC") and the National Securities Clearing Corporation ("NSCC") are wholly-owned subsidiaries of DTCC. DTCC is a holding company that supports DTC, a central certificate depository, and NSCC, which provides services to participants including trade comparison, clearing and settlement.

        The NYSE owns both common and preferred stock of DTCC. As of December 31, 2005 and 2004, the NYSE held approximately 28% interest in the common stock of DTCC at a cost of $2.4 million. The entitlement to own the common stock of DTCC is re-determined periodically, based on usage of DTCC by the participants. The NYSE may acquire or may be required to sell any shares not purchased or sold by certain users of DTCC's services.

        The NYSE also owned 50% of the preferred stock of DTCC at a cost of $0.3 million as of December 31, 2005 and 2004. The cost of the investment in common and preferred stock is included in investment in affiliates on the consolidated statement of financial condition.

        NYSE also incurs expenses related to DTCC. For the years ended December 31, 2005, 2004 and 2003 these expenses were $0.4 million, $0.5 million and $0.6 million, respectively.

        For the years ended December 31, 2005, 2004 and 2003, revenue from DTCC included in data processing fees, on the consolidated statements of income was $32.4 million, $59.5 million and $52.1 million, respectively. Accounts receivable, due from DTCC at December 31, 2005 and 2004 were $3.1 million and $5.8 million, respectively.

        For the years ended December 31, 2005, 2004 and 2003, revenue from AMEX included in data processing fees, on the consolidated statements of income was $71.4 million, $79.5 million and $93.9 million, respectively. Accounts receivable from AMEX at December 31, 2005 and 2004 were $6.9 million and $6.6 million, respectively. Accounts payable to AMEX at December 31, 2005 and 2004 were $8.2 million and $13.7 million, respectively.

        While not related parties, the NYSE earns fees from and enters into business relationships with listed companies, member firms and specialist firms. In management's opinion, all transactions are made at

FIN-37

NYSE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5—Related Parties and Other Relationships (Continued)

prevailing rates, terms and conditions, do not involve more than the normal risk of collectibility or present other favorable or unfavorable features.

        For the years ended December 31, 2005 and 2004, two NYSE member firms, The Goldman Sachs Group, Inc. ("Goldman Sachs") and UBS AG, each accounted for approximately 10% of the NYSE's trading volume. For the year ended December 31, 2003, one NYSE member firm, Goldman Sachs, accounted for approximately 10% of the NYSE's trading volume.

        In addition, in February 2005, the NYSE entered into an investment banking relationship with Goldman Sachs, under which Goldman Sachs performed certain services, including facilitating discussions between the NYSE and Archipelago in connection with the NYSE/Archipelago merger. The NYSE agreed to pay Goldman Sachs a transaction fee of $3.5 million in cash upon consummation of its merger with Archipelago. In March 2006, the NYSE will make a payment of $3.5 million under this agreement.

Note 6—Investment Securities at Fair Value

        Following is a summary of investments classified as available for sale securities at December 31, 2005:

Security Type	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in Thousands)
U.S. Government and Agency	$70,125	$103	$342	$69,886
Municipal Bonds	403,495	—	3,079	400,416
Mutual Funds	132,818	11,472	707	143,583
Certificates of Deposit	10,560	—	—	10,560
Corporate Bonds	197,055	16	25	197,046
Collateralized Mortgage Obligation	72,228	21	323	71,926
Equity Funds	4,973	1,704	210	6,467
Asset Backed	63,852	12	124	63,740
Mortgage Backed	17,110	36	179	16,967

	$972,216	$13,364	$4,989	$980,591

FIN-38

NYSE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6—Investment Securities at Fair Value (Continued)

        And at December 31, 2004:

Security Type	Amortized Cost or Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in Thousands)
U.S. Government and Agency	$330,742	$310	$461	$330,591
Municipal Bonds	228,111	21	202	227,930
Mutual Funds	118,821	4,314	40	123,095
Certificates of Deposit	75,105	—	—	75,105
Corporate Bonds	67,944	16	23	67,937
Collateralized Mortgage Obligation	38,605	30	93	38,542
Equity Funds	32,414	8,722	99	41,037
Asset Backed	26,380	2	42	26,340
Mortgage Backed	4,839	—	7	4,832
Equities	2,727	1,789	—	4,516

	$925,688	$15,204	$967	$939,925

        The contractual maturities of fixed income securities at December 31, 2005 were as follows:

	Cost	Fair Value
	(Dollars in Thousands)
Due within one year	$211,393	$211,124
Due after one year through five years	269,627	267,345
Due after five years through ten years	43,730	43,734
Due over ten years	310,141	308,805

	$834,891	$831,008

        In 2005, the NYSE realized proceeds from the sale of securities of $8.8 billion. Gross realized gains for the year amounted to $8.5 million and gross realized losses amounted to $4.5 million. In 2004, the NYSE realized proceeds from the sale of securities of $6.6 billion with gross realized gains for the year amounting to $3.5 million and gross realized losses of $3.8 million.

FIN-39

NYSE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6—Investment Securities at Fair Value (Continued)

        The following table shows the fair value of available-for-sale investments in an unrealized loss position, aggregated by investment category, as of December 31, 2005.

	Less than 12 Months		Greater than 12 Months
Security Type	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(Dollars in Thousands)
U.S. Government and Agency	$32,857	$114	$22,796	$228
Municipal Bonds	23,219	155	193,726	2,924
Mutual Funds	20,107	707	—
Corporate Bonds	—	—	21,755	25
Collateralized Mortgage Obligation	—	—	31,851	323
Equity Funds	4,973	210	—	—
Asset Backed	—	—	30,686	124
Mortgage Backed	—	—	13,092	179

	$81,156	$1,186	$313,906	$3,803

        The following table shows the fair value of the NYSE's available-for-sale investments in an unrealized loss position, aggregated by investment category, as of December 31, 2004.

        And at December 31, 2004:

	Less than 12 Months
Security Type	Fair Value	Gross Unrealized Losses
	(Dollars in Thousands)
U.S. Government and Agency	$161,192	$461
Municipal Bonds	187,288	202
Mutual Funds	19,847	40
Corporate Bonds	30,260	23
Collateralized Mortgage Obligation	16,413	93
Equity Funds	821	99
Asset Backed	16,693	42
Mortgage Backed	1,209	7

	$433,723	$967

        At December 31, 2004, the NYSE did not have any available-for-sale investments in an unrealized loss positions for more than 12 months.

FIN-40

NYSE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7—Property and Equipment

        Property and equipment consisted of the following:

	December 31,
	2005	2004
	(Dollars in Thousands)
Land, buildings and building improvements	$254,004	$222,472
Leasehold improvements	154,242	161,804
Computers and equipment, including capital leases of $45,109 in 2005 and $46,091 in 2004	421,472	406,760
Software, including software development costs	98,556	89,611
Furniture and fixtures	36,158	32,179

	964,432	912,826
Less: accumulated depreciation and amortization	(620,898)	(569,402)

	$343,534	$343,424

        The NYSE capitalized software development costs of approximately $33.6 million and $24.2 million in 2005 and 2004, respectively. Unamortized capitalized software development costs of $42.5 million and $31.6 million as of December 31, 2005 and 2004, respectively, are included in the net book value of property and equipment.

Note 8—Income Taxes

        The income tax provisions for the years ended December 31 consisted of the following:

	2005	2004	2003
	(Dollars in Thousands)
Federal:
Current	$34,663	$3,929	$(18,904)

Current deferred	(4,891)	3,251	2,682
Non-current deferred	11,663	5,175	47,299

	6,772	8,426	49,981

State and local:
Current	$7,827	$(1,153)	$(12,285)

Current deferred	(2,624)	741	1,447
Non-current deferred	1,520	200	24,996

	(1,104)	941	26,443

Total provision for income taxes	$48,158	$12,143	$45,235

        The preceding table does not reflect the tax effects of unrealized gains and losses on available for sale securities and changes in minimum pension liability. The tax effect of these items is recorded directly in Members' equity. Members' equity increased by $6.2 million in 2005 and decreased by $7.0 million and $4.7 million in 2004 and 2003, respectively, as a result of these tax effects.

FIN-41

NYSE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8—Income Taxes (Continued)

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts deductible for income tax purposes. Deferred tax asset and liability balances consisted of the following:

	2005	2004
	(Dollars in Thousands)
Current deferred tax arising from:
Deferred revenue	$38,561	$38,680
Employee benefits liability	5,549	6,258
Deferred compensation	36,376	37,042
Allowance for uncollectible accounts and other	11,433	1,059

Current deferred assets	91,919	83,039
Deductible capitalized merger costs	2,240	—
Software capitalization	9,827	7,792
Prepaid pension	13,171	3,472

Current deferred liabilities	25,238	11,264

Non-current deferred tax arising from:
Deferred revenue	$148,138	$150,979
Depreciation	22,321	33,839
Employee benefits	7,992	(109)
Deferred compensation	104,865	102,189
Allowance for uncollectible accounts and other	6,829	4,741

Non-current deferred assets	290,145	291,639
Software capitalization	9,289	6,447
Prepaid pension	—	10,966

Non-current deferred liabilities	9,289	17,413

        No valuation allowance for the deferred tax asset was necessary at December 31, 2005 or 2004 as management believes it is more likely than not that the assets will be realized.

        For the tax year ended December 31, 2004, the NYSE and subsidiary companies reported a net operating loss of approximately $2.6 million to New York State and New York City. New York State and City Tax Law allow the losses incurred to be carried forward and used to offset income in future years. These losses, under New York State and City Tax Law must be utilized within 20 years of being incurred. The losses are scheduled to be fully utilized upon completion of the 2005 tax return.

FIN-42

NYSE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8—Income Taxes (Continued)

        A reconciliation between the statutory and effective tax rates is presented below:

	2005	2004	2003
Federal statutory rate	35.0%	35.0%	35.0%
State and local taxes (net of federal benefit)	5.7	4.2	7.5
Tax credits	(0.4)	(5.7)	—
WTC insurance proceeds	—	(4.8)	—
Non-deductible merger expenses	7.1	—	—
Tax asset write-down	9.9	—	—
Municipal interest income	(4.0)	—	—
Other	(0.3)	(0.7)	(0.2)

	53.0%	28.0%	42.3%

Note 9—Segment Reporting

        Management operates under two reportable segments, NYSE Market and SIAC Services. The segments are managed and operated as two business units and organized based on services provided to customers. After completion of the merger with Archipelago, the NYSE will be a subsidiary of NYSE Group, which may operate and manage its businesses in a different manner and under different reportable segments.

        NYSE Market represents the fees earned from obtaining new listings and retaining existing listings on the NYSE, access to executing trades on the NYSE and distribution of market information to data subscribers as well as membership fees, regulatory fees and investment and other income.

        SIAC Services provides communication services, data processing operations and systems development functions to the NYSE and third-party customers, which are included in data processing fees on the consolidated statements of income.

        Expenses for NYSE Market and SIAC services are the direct expenses related to running those businesses.

FIN-43

NYSE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9—Segment Reporting (Continued)

        Summarized financial information concerning the NYSE's reportable segments is as follows:

	NYSE Market	SIAC Services	Corporate Items and Eliminations	Consolidated
	(Dollars in Thousands)
2005
Revenues	$1,446,845	$435,691	$(252,756)	$1,629,780
Income before provision for income taxes	82,387	8,492	—	90,879
Total assets	1,976,104	329,761	(101,720)	2,204,145
Purchase of property and equipment	84,223	21,450	—	105,673
2004
Revenues	1,186,507	483,102	(266,125)	1,403,484
Income before provision for income taxes	38,503	4,795	—	43,298
Total assets	1,655,356	348,954	(22,059)	1,982,251
Purchase of property and equipment	77,086	7,460	—	84,546
2003
Revenues	1,254,826	477,813	(253,050)	1,479,589
Income before provision for income taxes	100,690	6,276	—	106,966
Total assets	1,670,675	349,793	(11,269)	2,009,199
Purchase of property and equipment	43,327	33,788	—	77,115

        Revenues are generated primarily in the United States. All of the NYSE's long-lived assets are located in the United States. For the years ended December 31, 2005, 2004 and 2003 no individual customer accounted for 10% or more of the NYSE's revenue.

Note 10—Litigation and Other Matters

        The following is a summary of relevant legal matters as of December 31, 2005:

In re NYSE Specialists Securities Litigation

        In December 2003, the California Public Employees' Retirement System ("CalPERS") filed a purported class action complaint in the United States District Court for the Southern District of New York (the "Southern District") against the NYSE, NYSE specialist firms, and others, alleging various violations of the Exchange Act and breach of fiduciary duty, on behalf of a purported class of persons who bought or sold unspecified NYSE-listed stocks between 1998 and 2003. Judge Robert Sweet consolidated CalPERS' suit with three other purported class actions and a non-class action into the action now entitled In re NYSE Specialists Securities Litigation, and appointed CalPERS and Empire Programs, Inc. co-lead plaintiffs.

        Plaintiffs filed a consolidated complaint on September16, 2004. The consolidated complaint asserts claims for alleged violations of Sections 6(b), 10(b) and 20(a) of the Exchange Act, and alleges that, with the NYSE's knowledge and active participation, the specialist firms engaged in manipulative, self-dealing and deceptive conduct, including interpositioning, front-running and "freezing" the specialist's book and falsifying trading records to conceal their misconduct. Plaintiffs also claim that the NYSE constrained its regulatory activities in order to receive substantial fees from the specialist firms based on their profits and that defendants' conduct "caused investors to purchase or sell shares on the NYSE at distorted and

FIN-44

NYSE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10—Litigation and Other Matters (Continued)

manipulated prices, enriching Defendants and damaging Plaintiffs and the Class." The consolidated complaint also alleges that certain generalized NYSE statements concerning the operation of its market were rendered false and misleading by the NYSE's non-disclosure of its alleged failure to properly regulate specialists, and that the NYSE was motivated to participate in or permit the specialist firms' alleged improper trading in order to maintain or enhance its fee revenues and the compensation of its executives, including its former chairman and chief executive officer Richard A. Grasso. The consolidated complaint seeks unspecified compensatory damages against defendants, jointly and severally.

        On November 16, 2004, the specialist firms and the NYSE filed motions to dismiss the complaint. On December 12, 2005, the court granted the NYSE's motion and dismissed all of the claims against it with prejudice. The court granted in part and denied in part the motions to dismiss of the specialist defendants.

Papyrus Patent Infringement Litigation

        On January 27, 2004, Papyrus Technology Corporation ("Papyrus") filed a complaint in the Southern District against the NYSE, alleging that the NYSE's Wireless Data System and Broker Booth Support System infringe patents allegedly issued to Papyrus and that the NYSE breached a license agreement with Papyrus. The NYSE answered the complaint, asserting affirmative defenses and a counterclaim against Papyrus. Discovery has been completed. It is anticipated that the parties will file motions for summary judgment on at least some of the claims. The court has not set a trial date.

SEC Administrative Proceeding Regarding Specialists

        On April 12, 2005, the SEC instituted and simultaneously settled an administrative proceeding against the NYSE. The SEC action related to detection and prevention of activities of specialists who engaged in unlawful proprietary trading on the floor of the NYSE. The SEC found that the NYSE had violated Section 19(g) of the Exchange Act by failing to enforce compliance with the federal securities laws and NYSE rules that prohibit specialists from "interpositioning" and "trading ahead" of customer orders. In settling the action, the NYSE consented, without admitting or denying the findings, to entry of an administrative order imposing a censure and requiring the NYSE to cease and desist from future violations of Section 19(g) and to adopt various remedial measures, including retention of a third-party regulatory auditor, creation of a $20 million reserve fund in connection therewith, development of policies and procedures to enhance its regulation of floor members, implementation of a pilot program for an on-floor video and audio surveillance system, development of systems and procedures to track the identity of specialists and clerks trading on the NYSE trading floor, and enhancements to its trading systems reasonably designed to prevent specialists from trading ahead of customer orders and interpositioning. As part of its settlement, the NYSE agreed to cooperate with the SEC in all continuing investigations, litigations or other proceedings concerning the matters described in the administrative order.

NYSE/Archipelago Merger-Related Litigation

        Following the announcement, on April 20, 2005, of the NYSE's proposed merger with Archipelago Holdings, Inc., several lawsuits were filed relating to the merger.

        On May 9, 2005, William J. Higgins filed a complaint in New York Supreme Court, on behalf of himself and a purported class of similarly situated persons as NYSE members, against the NYSE, its directors and The Goldman Sachs Group, Inc., in connection with the NYSE's proposed merger with Archipelago Holdings, Inc. ("Archipelago"). On May 13, 2005, William T. Caldwell, Morton B. Joselson

FIN-45

NYSE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10—Litigation and Other Matters (Continued)

and John F. Horn filed a complaint in New York Supreme Court, on behalf of themselves and a purported class of similarly situated persons as NYSE members, against the NYSE, the NYSE's directors, The Goldman Sachs Group, Inc. and Archipelago. The lawsuits were consolidated under the caption In re New York Stock Exchange/Archipelago Merger Litigation, Index number 601646/05. The parties subsequently stipulated to dismiss Archipelago as a party from the litigation.

        On September 27, 2005, William J. Higgins, William T. Caldwell, Morton B. Joselson, John F. Horn, Louis Erhard (who later withdrew), Robert Dill, Paul J. Mulcahy, Barbara Lynn DeCicco, Michael J. Quinn, Mark B. Grumet, and Anthony A. Saridakis filed a consolidated amended complaint under the above-referenced caption, on behalf of themselves and a purported class of similarly situated persons as NYSE members, against the NYSE, its directors and The Goldman Sachs Group, Inc. in connection with the NYSE/Archipelago merger. The consolidated amended complaint alleges that the NYSE and its directors breached their fiduciary duties of candor, care, loyalty, and good faith and unlawfully converted assets belonging to the NYSE members. The consolidated amended complaint also asserts one cause of action against The Goldman Sachs Group, Inc., alleging that it aided and abetted the breaches of fiduciary duties by the NYSE defendants. The consolidated amended complaint sought preliminary and permanent injunctive relief and compensatory damages. On November 15, 2005, the parties agreed to settle the litigation on terms that required the NYSE to provide the Court with a report by an independent financial expert on the fairness of the NYSE/Archipelago merger and required plaintiffs to dismiss the consolidated amended complaint with prejudice. On December 5, 2005, the Court issued a decision approving the settlement but reserved decision with respect to the amount of attorneys' fees and expenses that would be awarded to plaintiffs' attorneys. On February 21, 2006, the Court entered a Final Judgment and Order of Dismissal that required the NYSE to pay $9,095,511 for plaintiffs' attorneys' fees and expenses and dismissed the consolidated lawsuit with prejudice. An accrual for this amount was included in accrued expenses on the Statement of Financial Condition at December 31, 2005.

Compensation-Related Matters

        In December 2003, the NYSE received a report from the law firm Winston & Strawn, which the NYSE had engaged to investigate and review certain matters relating to the compensation of its former Chairman and Chief Executive Officer ("CEO"), Richard A. Grasso, and the process by which that compensation was determined (the "Webb Report"). The NYSE provided the Webb Report to the United States Securities and Exchange Commission ("SEC") and the New York Attorney General's Office ("NYAG"), which commenced investigations relating to those matters in or about January 2004.

        The Webb Report provided a detailed summary of, among other things, Mr. Grasso's compensation and benefits during the period in which he served as Chairman and CEO of the NYSE (1995-2003), including the various components thereof. On or about September 2, 2003, the NYSE transferred to Mr. Grasso $139,486,000, in respect of deferred compensation and benefits for that period. Previously, the NYSE had transferred to Mr. Grasso approximately $35 million in non-deferred compensation for that period.

        On or about February 12, 2004, NYSE's then Interim Chairman, John S. Reed, sent Mr. Grasso a letter stating that the NYSE had determined that the compensation and benefits that Mr. Grasso received "were excessive and at unreasonable levels" and that, even granting Mr. Grasso the benefit of assumptions favorable to him, "were excessive by at least $120 million." In that letter, the NYSE demanded that

FIN-46

NYSE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10—Litigation and Other Matters (Continued)

Mr. Grasso repay NYSE $120 million and reserved its rights to seek additional amounts beyond the $120 million demanded.

        On May 24, 2004, the NYAG filed a lawsuit in New York Supreme Court against Mr. Grasso, former NYSE Director Kenneth Langone, and the NYSE. The complaint alleges six causes of action against Mr. Grasso, including breach of fiduciary duty under the New York Not-for-Profit Corporation Law ("N-PCL") and unjust enrichment. Among other things, the suit seeks imposition of a constructive trust for the NYSE's benefit on all compensation received by Mr. Grasso that was not reasonable and commensurate with services rendered, pursuant to provisions of the N-PCL "in an amount to be determined at trial"; a judgment directing Mr. Grasso to return payments made by the NYSE that were unlawful under the N-PCL "in an amount to be determined at trial"; and restitution of all amounts he received that lacked adequate Board approval because the Board's approval was based on inaccurate, incomplete or misleading information. The Attorney General further seeks a declaration by the court that any obligation to make future payments lacking the required board approval is void. In addition to the claims against Mr. Grasso, the complaint asserts a single cause of action against Mr. Langone for breach of his fiduciary duty under the N-PCL and a single cause of action against the NYSE seeking a declaratory judgment that the NYSE made unlawful, ultra vires payments to Mr. Grasso, and an injunction requiring the NYSE to adopt and implement safeguards to ensure that compensation paid in the future complies with the N-PCL. On July 23, 2004, the NYSE filed its answer to the complaint of the NYAG, in which it asserted several complete defenses.

        The case is presently pending before New York Supreme Court Justice Charles E. Ramos. In his answer, Mr. Grasso denied the NYAG's allegations of wrongdoing and asserted various defenses. In addition, Mr. Grasso asserted claims against the NYSE and NYSE Chairman John Reed, including claims that the NYSE terminated Mr. Grasso without cause in September 2003 and breached his 1999 and 2003 employment agreements, and that the NYSE and Mr. Reed defamed him. Mr. Grasso has not claimed with specificity the amount of damages that he seeks in the litigation. In his pleadings, he seeks at least $50 million in compensatory damages for the NYSE's alleged breaches of the agreements; damages for alleged injury to his reputation and mental anguish and suffering; and punitive damages against Mr. Reed and the NYSE.

        In or about March 2005, Mr. Grasso asserted third-party claims against former director Carl McCall for negligence, negligent misrepresentation and contribution. In August 2005, Mr. Grasso moved to dismiss four of the six causes of action alleged by the NYAG. The court has not rendered a decision on that motion. The parties currently are engaged in discovery. Trial currently is scheduled to commence on October 30, 2006.

        The ultimate outcome of the above litigations cannot reasonably be determined at this time.

        The Webb Report stated that the total amount of excessive compensation and benefits actually received by Mr. Grasso was in a range of approximately $113 million to $125 million (including both deferred and non-deferred compensation and benefits paid to Mr. Grasso). The specific amounts of compensation and benefits that should be repaid by Mr. Grasso will be the subject of expert testimony during the expert discovery phase of the litigation. If the NYAG prevails on all of his claims, the court will order Mr. Grasso to return to the NYSE portions of his compensation and benefits determined at trial to be unreasonable and declare that the alleged obligation of the NYSE to make further payments is void. Generally accepted accounting principles preclude the NYSE from accruing any recovery until the dispute between Mr. Grasso and the NYSE regarding compensation and benefits paid to him is resolved but

FIN-47

NYSE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10—Litigation and Other Matters (Continued)

require the NYSE to accrue compensation expense related to him based upon the most recent employment agreement. At December 31, 2003, the NYSE accrued compensation expense amounting to $36 million related to Mr. Grasso. This accrual, which remains current, reflects management's interpretation of the provisions contained in the most recent employment agreement, which provides terms outlining certain payments to which Mr. Grasso could be entitled upon ceasing employment with the NYSE. Management is currently uncertain as to the timing of the resolution of the dispute. If significant changes relating to the ongoing dispute and the underlying assumptions used by management occur, those changes could lead to increases or decreases in the recorded liability as of December 31, 2005. These increases or decreases could be material to the results of operations and financial condition of the NYSE.

        The NYSE is defending a number of other actions, the ultimate outcome of which cannot reasonably be determined at this time. In the opinion of management and legal counsel, the aggregate of all possible losses from all such other actions should not have a material adverse effect on the consolidated financial condition or results of operations of the NYSE.

Note 11—Retirement Benefits

        The NYSE and SIAC maintain separate qualified defined benefit pension plans covering substantially all of their employees. Retirement benefits are derived from a formula, which is based on length of service and compensation. The NYSE and SIAC fund pension costs to the extent such costs may be deducted for income tax purposes. There were contributions made to the NYSE pension plan of $10.0 million in 2005 and $31.0 million in 2004. SIAC contributed $2.3 million in 2005 and $20.0 million in 2004 to its pension plan at this time. NYSE and SIAC intend to contribute the necessary amount to meet the funding requirements under the Internal Revenue Code of 1986, as amended, for 2006.

        The NYSE bases its investment policy and objectives on a review of the actuarial and funding characteristics of the retirement plan, the demographic profile of plan participants, and the business and financial characteristics of the NYSE. Capital market risk/return opportunities and tradeoffs also are considered as part of the determination. The primary investment objective of the NYSE plan is to achieve a long-term rate of return that meets the actuarial funding requirements of the plan and maintains an asset level sufficient to meet all benefit obligations of the plan. Based on the plan's primary investment objective and on the NYSE's review of relevant plan characteristics, the NYSE has established 65% equity and 35% fixed income and cash equivalents allocation targets for the plan's investment program. The NYSE's pension plan weighted-average asset allocations at December 31, 2005 and 2004, by asset category are as follows:

Asset Category	2005	2004
Short-Term Investments	0.8%	8.7%
Equities	68.0%	63.1%
Fixed income	31.2%	28.2%

        SIAC's investment policy is to actively manage certain asset classes where potential exists to outperform the broader market. SIAC's investment policy includes weighted average target asset

FIN-48

NYSE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11—Retirement Benefits (Continued)

allocations of 65% equity securities and 35% fixed income securities and cash equivalents. SIAC's pension plan weighted-average asset allocations at December 31, 2005 and 2004, by asset category are as follows:

Asset Category	2005	2004
Short-Term Investments	1%	2%
Equities	65%	63%
Fixed income	34%	35%

        The NYSE and SIAC each also maintain separate Supplemental Executive Retirement Plan ("SERP"), a nonqualified plan, which provides supplemental retirement benefits for certain employees. To provide for the future payments of these benefits, the NYSE has purchased insurance on the lives of the participants through company-owned policies. At December 31, 2005 and 2004, the cash surrender value of such policies was $30.4 million and $28.8 million, respectively. SIAC maintains certain investments for the purpose of providing for future payments of SERP. These investments consist of equity and fixed income mutual funds. These are not considered funded assets under SFAS No. 87 "Employer's Accounting for Pensions" ("FAS 87"). Currently, the NYSE and SIAC do not anticipate additional funding of the nonqualified plan.

        The costs of the plans in 2005 and 2004 have been determined in accordance with FAS 87. The measurement date for the plans is December 31, 2005 and 2004.

FIN-49

NYSE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11—Retirement Benefits (Continued)

Retirement Benefits

	Pension Plans
	2005		2004
	NYSE	SIAC	NYSE	SIAC
	(Dollars in Thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$396,964	$249,542	$359,032	$212,736
Service cost	13,184	11,013	13,201	10,431
Interest cost	22,529	13,904	21,149	12,841
Curtailment loss (gain)	(39,575)	(52,419)	—	1,606
Special termination benefits	—	—	—	5,749
Plan amendments	—	127	2,016	—
Benefits paid	(15,988)	(11,580)	(14,054)	(10,330)
Actuarial gain (loss)	20,121	10,146	15,620	16,509

Benefit obligation at year end	397,235	220,733	396,964	249,542
Change in plan assets:
Fair value of plan assets at beginning of year	$386,802	$226,901	$336,819	$192,399
Actual return on plan assets	26,384	14,481	34,225	24,832
Company contributions	10,000	2,251	31,000	20,000
Benefit paid	(15,988)	(11,580)	(14,054)	(10,330)
Administrative expenses	(925)	—	(1,188)	—

Fair value of plan assets at end of year	406,273	232,053	386,802	226,901

Funded status of plan	9,038	11,320	(10,162)	(22,641)
Unrecognized actuarial loss	19,071	18,576	34,433	62,109
Unrecognized prior service cost	1,164	—	7,816	1,906

Prepaid pension cost	$29,273	$29,896	$32,087	$41,374

	Pension Plan Costs
	2005		2004		2003
	NYSE	SIAC	NYSE	SIAC	NYSE	SIAC
	(Dollars in Thousands)
Service cost	$13,184	$11,013	$13,201	$10,431	$12,497	$9,681
Interest cost	22,529	13,904	21,149	12,841	20,535	11,655
Amortization of prior service cost	980	182	1,043	181	941	187
Estimated return on plan assets	(30,026)	(16,848)	(27,249)	(15,161)	(26,486)	(13,816)
Recognized actuarial loss	477	3,020	—	2,099	—	958
Curtailment	5,671	2,459	—	1,852	—	39
Special termination benefits	—	—	—	5,749	—	—

Aggregate pension expense	$12,815	$13,730	$8,144	$17,992	$7,487	$8,704

FIN-50

NYSE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11—Retirement Benefits (Continued)

	SERP Plans
	2005		2004
	NYSE	SIAC	NYSE	SIAC
	(Dollars in Thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$64,015	$28,262	$111,136	$33,628
Service cost	1,804	919	2,164	1,122
Interest cost	3,513	1,687	5,562	1,747
Plan amendments	—	1,522	(18,769)	—
Curtailments	(5,975)	(1,583)	(5,068)	—
Settlements	—	469	232	166
Benefits paid	(2,874)	(4,417)	(42,075)	(6,362)
Actuarial loss (gain)	742	1,367	10,833	(2,039)

Benefit obligation at end of year	61,225	28,226	64,015	28,262
Unrecognized actuarial loss	16,924	4,017	23,698	4,362
Unrecognized prior service cost	(306)	—	(11,682)	2,759

Accrued benefit obligation recognized	44,607	24,209	51,999	21,141
Additional minimum liability	16,614	4,017	7,659	6,820

Accumulated benefit obligation	$61,221	$28,226	$59,658	$27,961

	SERP Plan Costs
	2005		2004		2003
	NYSE	SIAC	NYSE	SIAC	NYSE	SIAC
	(Dollars in Thousands)
Service cost	$1,804	$919	$2,164	$1,122	$3,986	$1,420
Interest cost	3,513	1,687	5,561	1,747	6,450	1,916
Amortization of prior service cost	(1,225)	736	1,356	654	5,817	654
Recognized actuarial (gain) or loss	1,542	205	3,184	345	—	264
Additional (gain) or loss recognized due to:
Settlement	—	394	3,082	1,198	9,196	94
Curtailment	(10,152)	3,544	(906)	—	—	—

Aggregate SERP expense	$(4,518)	$7,485	$14,441	$5,066	$25,449	$4,348

	2005		2004
Weighted-average assumptions as of December 31:
	NYSE	SIAC	NYSE	SIAC
Discount rate	5.50%	5.50%	5.75%	5.75%
Expected long-term rate of return on plan assets	8.00%	8.00%	8.00%	8.00%
Rate of compensation increase	4.00%	4.50%	4.00%	4.50%

FIN-51

NYSE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11—Retirement Benefits (Continued)

        The following table shows the payments projected based on actuarial assumptions:

Pension Plan Payment Projections	NYSE	SIAC
	(Dollars in Thousands)
2006	$17,154	$9,944
2007	17,869	9,988
2008	18,819	10,038
2009	19,724	10,056
2010	20,496	10,180
2011-2015	117,752	56,546
SERP Plan Payment Projections	NYSE	SIAC
	(Dollars in Thousands)
2006	$2,085	$3,192
2007	2,348	1,472
2008	2,057	1,817
2009	3,401	1,490
2010	2,128	1,454
2011-2015	44,903	8,144

        During 2005, the NYSE and SIAC announced that effective March 31, 2006 the future benefit accrual of all active participants in the pension and SERP plans will be frozen. Any pension benefits accrued by current employees through March 31, 2006 will be frozen and accrued benefits will be paid under the assets available. Any SERP benefits accrued by current employees through March 31, 2006 will be frozen and accrued benefits will be paid utilizing assets available at the time of payments. Effective April 1, 2006, NYSE and SIAC employees will be eligible to receive benefits from a new employer-funded defined contribution Retirement Accumulation Plan.

        To develop the expected long-term rate of return on assets assumption, the NYSE considered the historical returns and the future expectations for returns for each asset class as well as the target asset allocation of the pension portfolio. The assumed discount rate reflects the market rates for high-quality corporate bonds currently available. The discount rate was determined by considering the average of pension yield curves constructed on a large population of high quality corporate bonds. The resulting discount rates reflect the matching of plan liability cash flows to the yield curves.

        Pursuant to the provisions of FAS 87 related to the SERP and pension plans, an intangible asset and adjustment to accumulated other comprehensive income to recognize the minimum pension liability were recorded. As of December 31, 2005, the intangible asset was adjusted to zero and minimum pension liability was adjusted to $11.8 million (net of tax and minority interest of $7.6 million). During 2004, the intangible asset and minimum pension liability were adjusted to $2.7 million and $5.8 million (net of tax and minority interest of $5.9 million), respectively.

Note 12—Other Employee Benefit Plans

        In addition to providing pension benefits, the NYSE and SIAC maintain defined benefit plans to provide certain health care and life insurance benefits (the "Plans") for eligible retired employees. These

FIN-52

NYSE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12—Other Employee Benefit Plans (Continued)

Plans, which may be modified in accordance with their terms, cover substantially all employees. These Plans are measured on December 31 annually.

        The net periodic postretirement benefit cost for the NYSE was $14.6 million and $8.8 million for years ended December 31, 2005 and 2004, respectively. SIAC's benefit cost was $7.8 million in 2005 and $6.2 million in 2004. The Plans are unfunded. Currently, management does not expect to fund the Plans.

        The following table shows actuarial determined benefit obligation, benefits paid during the year and the accrued benefit cost for the year:

	2005		2004
	NYSE	SIAC	NYSE	SIAC
	(Dollars in Thousands)
Benefit obligation at the end of year	$145,310	$64,800	$126,738	$63,098
Benefits paid	6,174	2,448	5,307	2,170
Accrued benefit cost	114,511	40,013	106,127	34,245
Additional (gain) or loss recognized due to:
Curtailment	$—	$51	$—	$3,201
Discount rate as of December 31,	5.50%	5.50%	5.75%	5.75%

        The following table shows the payments projected based on actuarial assumptions:

Payment Projections	NYSE	SIAC
	(Dollars in Thousands)
2006	$6,420	$2,809
2007	6,860	3,082
2008	7,275	3,236
2009	7,821	3,370
2010	8,218	3,520
2011-2015	47,908	20,382

        For measurement purposes, the NYSE and SIAC assumed a 10% annual rate of increase in the per capita cost of covered health care benefits in 2005 which will decrease on a graduated basis to 5% in the year 2014 and thereafter.

        During 2005, the NYSE and SIAC announced that changes would be made to this plan, including the underlying plan design and contribution strategy. These changes became effective in January, 2006. Plan amendments resulted in a reduction of $25.9 million of benefit obligation as of December 31, 2005.

FIN-53

NYSE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12—Other Employee Benefit Plans (Continued)

        The following table shows the effect of a one-percentage-point increase and decrease in assumed health care cost trend rates:

Assumed Health Care Cost Trend Rate

	NYSE		SIAC
	1% Increase	1% Decrease	1% Increase	1% Decrease
Effect of postretirement benefit obligation	$19,040	$(15,551)	$9,857	$(7,960)
Effect on total of service and interest cost components	2,127	(1,695)	1,416	(1,071)

        In May 2004, the FASB issued FASB Staff Position No.106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("FSP 106-2") in response to a new law regarding prescription drug benefits under Medicare as well as a federal subsidy to sponsors of retiree healthcare benefit plans. FSP 106-2 was reflected in accumulated postretirement medical benefit obligations as of January 1, 2004 assuming that the NYSE will continue to provide a prescription drug benefit to retirees that is at least actuarially equivalent to Medicare Part D and the NYSE will receive the federal subsidy. The accumulated postretirement benefit obligation (APBO) as of January 1, 2004 decreased by $10.4 million and the net periodic postretirement medical cost for 2005 was reduced by approximately $3.2 million.

        The NYSE also maintains savings plans for which most employees are eligible to contribute a part of their salary within legal limits. The NYSE will match an amount equal to 100% of the first 6% of eligible contributions. The NYSE also provides benefits under a Supplemental Executive Savings Plan to which eligible employees may also contribute and receive an appropriate company match. SIAC maintains similar though separate plans. Savings plans expense was $20.3 million, $18.8 million and $16.9 million for the years ended December 31, 2005, 2004 and 2003, respectively. Included in accrued employee benefits payable was $65.5 million and $63.4 million at December 31, 2005 and 2004, respectively related to these plans.

        The NYSE has a Capital Accumulation Plan (CAP) for designated senior executives. During 2004, this plan terminated and no further awards will be granted. Existing awards will continue to vest. Historically under the CAP, each year, participating executives were credited with an amount based upon a percentage of their annual Incentive Compensation Plan award. These awards vest, for each executive, between the ages of 55 and 65 (depending on the date of grant awarded), and are transferred into a separately managed account as they vest. Unvested CAP amounts earn interest based upon the 10-year Treasury Bond rate as of December 31 of the prior year. Participants may elect to receive their vested account balances in a lump sum distribution or annual installments following termination of employment. The total amount of the awards in 2003 was $1.1 million. Liabilities associated with these plans were $10.0 million at December 31, 2005 and $14.6 million at December 31, 2004, respectively, related to this plan. Awards are included as compensation expense in the year awarded and any related interest is included in compensation expense in the year earned.

Note 13—Commitments and Contingencies

        NYSE and SIAC are individually parties to several leases of office space and equipment that expire at various dates through 2019. Rental expense under these leases, included in the consolidated statements of

FIN-54

NYSE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13—Commitments and Contingencies (Continued)

income in both Occupancy and Systems and Related Support, totaled $77.3 million, $77.8 million and $79.3 million for the years ended December 31, 2005, 2004 and 2003, respectively. Minimum operating lease rental commitments at December 31, 2005 were as follows:

Operating Leases

Year	Office Space	Equipment	Total
	(Dollars in Thousands)
2006	$42,964	$14,776	$57,740
2007	41,647	9,099	50,746
2008	36,971	3,006	39,977
2009	35,171	75	35,246
2010	35,722	—	35,722
2011-2015	92,559	—	92,559
2016-2019	8,352	—	8,352

	$293,386	$26,956	$320,342

Capital Leases

        The NYSE and SIAC are parties to several capitalized leases of equipment, which expire at various dates through 2009. Minimum capital lease rental commitments at December 31, 2005 were as follows:

Year	Capital leases
(Dollars in Thousands)
2006	$8,973
2007	7,422
2008	5,669
2009	540
2010	—

Total future minimum lease payments	$22,604
Less—amount representing interest	$(4,301)

Present value of net minimum lease payments (including $6,631 due within one year classified as current)	$18,303

        The NYSE has accumulated excess activity assessment fees, which amount to approximately $15.1 million as December 31, 2005. Due to the uncertainty of the claim on the excess activity assessment fees, management has recorded a liability for the full amount of the excess because it believes that it is probable that there will be an arrangement pursuant to which the entire amount will be used for a public purpose.

        In the normal course of business, NYSE may enter into contracts that require it to make certain representations and warranties and which provide for general indemnifications. Based upon past experience, the NYSE expects the risk of loss under these indemnification provisions to be remote. However, given that these would involve future claims against NYSE that have not yet been made, NYSE's

FIN-55

NYSE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13—Commitments and Contingencies (Continued)

potential exposure under these arrangements is unknown. The NYSE also has obligations related to deferred compensation and other post-retirement benefits. The date of the payment under these obligations cannot be determined.

Note 14—Detail of Certain Financial Statement Accounts

        Accrued expenses consisted of the following:

	December 31,
	2005	2004
	(Dollars in Thousands)
Accrued compensation (including incentives, deferred compensation and payroll taxes)	$134,679	$129,387
Accrued trade expenses	31,657	25,903
Legal expenses	33,752	5,833
Other accrued expenses	45,466	46,908

Total	$245,554	$208,031

        Investment and other income consisted of the following:

	Year ended December 31,
	2005	2004	2003
	(Dollars in Thousands)
Interest and dividend income	$36,442	$20,424	$20,961
Net realized investment gains (losses)	3,964	(313)	5,761
Insurance claims	9,903	9,618	1,687
Other items	1,401	4,733	3,988

Total	$51,710	$34,462	$32,397

        Insurance claims are typically the result of legal expenses incurred in prior periods, which are covered by certain insurance policies of the NYSE. Additionally, insurance proceeds were related to the events of September 11, 2001.

Note 15—Subsequent Events

        In March 2006, the NYSE reached an agreement in principle with its insurer to recover costs of approximately $8.6 million associated with litigation relating to the merger with Archipelago. NYSE and its insurer continue to engage in discussions to finalize the terms of the agreement; NYSE anticipates receipt of insurance proceeds relating to this settlement during the second or third quarter of 2006.

FIN-56

NYSE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16—Summarized Quarterly Financial Data (Unaudited)

	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005
	(Dollars in Thousands)
Total revenues	$349,708	$404,264	$451,670	$424,138
Expenses and regulatory fine income	318,024	396,803	429,485	446,299

Operating income (loss)	31,684	7,461	22,185	(22,161)
Investment and other income	12,279	14,166	14,714	10,551

Income (loss) before taxes and minority interest	43,963	21,626	36,899	(11,610)
Provision for income taxes	(18,809)	(7,415)	(14,064)	(7,870)
Minority interest	865	(1,225)	(835)	(777)

Net income	$26,019	$12,986	$22,000	$(20,257)

	1st Quarter 2004	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004
	(Dollars in Thousands)
Total revenues	$394,993	$352,229	$324,524	$331,738
Expenses and regulatory fine income	377,260	360,182	333,104	324,102

Operating income (loss)	17,733	(7,953)	(8,580)	7,636
Investment and other income	6,319	12,000	10,786	5,357

Income before taxes and minority interest	24,052	4,047	2,206	12,993
(Provision) benefit for income taxes	(10,323)	1,224	71	(3,115)
Minority interest	(520)	(308)	(175)	11

Net income	$13,209	$4,963	$2,102	$9,889

FIN-57

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF ARCHIPELAGO HOLDINGS, INC.

Report of Independent Registered Public Accounting Firm	FIN-59
Management's Report on Internal Control over Financial Reporting	FIN-61
Report of Independent Registered Public Accounting Firm	FIN-62
Consolidated Statements of Financial Condition	FIN-63
Consolidated Statements of Operations	FIN-64
Consolidated Statements of Changes in Stockholders' Equity	FIN-65
Consolidated Statements of Cash Flows	FIN-66
Notes to Consolidated Financial Statements	FIN-67

FIN-58

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Archipelago Holdings, Inc.

        We have audited management's assessment, included in the accompanying "Management's Report on Internal Control Over Financial Reporting" that Archipelago Holdings, Inc. (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Archipelago Holdings, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        As indicated in the accompanying "Management's Report on Internal Control over Financial Reporting" management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of PCX Holdings, Inc. and its wholly owned subsidiaries ("PCX") which is included in the 2005 consolidated financial statements of Archipelago Holdings, Inc. and constituted $115.3 million and $30.9 million of total and net assets, respectively, as of December 31, 2005 and $16.8 million and $2.6 million of revenues and net income, respectively, for the year then ended. Management did not assess the effectiveness of internal controls over financial reporting of PCX Holdings, Inc. and its wholly owned subsidiaries as the Company did not complete the acquisition of PCX until September 2005. Our audit of internal control over financial reporting of Archipelago Holdings, Inc. also did not include an evaluation of the internal control over financial reporting of PCX.

        In our opinion, management's assessment that Archipelago Holdings, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Archipelago Holdings Inc. maintained, in all material

FIN-59

respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition of Archipelago Holdings, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005 of Archipelago Holdings, Inc. and our report dated February 10, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young, LLP
New York, New York
February 10, 2006

FIN-60

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        The management of Archipelago Holdings, Inc. ("Archipelago" or the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting of the Company. Archipelago's internal control over financial reporting is a process designed under the supervision of its chief executive and chief financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Archipelago's financial statements for external reporting purposes in accordance with United States generally accepted accounting principles.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

        Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2005, based on criteria set forth in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on its assessment, management concluded that Archipelago maintained effective internal control over financial reporting as of December 31, 2005.

        Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of PCX Holdings, Inc. and Subsidiaries ("PCX"), which are included in the consolidated financial statements of Archipelago as of and for the year December 31, 2005. PCX constituted $115.3 million and $30.9 million of total assets and net assets, respectively, as of December 31, 2005, and $16.8 million and $4.5 million of total revenues and operating income, respectively, for the year then ended. Management did not assess the effectiveness of internal controls over financial reporting of PCX because Archipelago did not complete its acquisition of PCX until September 26, 2005.

        Archipelago's management assessment of the effectiveness of its internal control over financial reporting as of December 31, 2005 has been audited by Ernst & Young, LLP, an independent registered public accounting firm, as stated in their report which is included herein.

FIN-61

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Archipelago Holdings, Inc.

        We have audited the accompanying consolidated statements of financial condition of Archipelago Holdings, Inc. (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years ended December 31, 2005, 2004 and 2003 in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young, LLP
New York, New York
February 10, 2006

FIN-62

ARCHIPELAGO HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(In thousands, except per share data)

	December 31,
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$134,358	$145,170
Receivables from brokers, dealers and customers (net of allowance for doubtful accounts of $915 and $3,253)	56,585	31,445
Receivables from related parties (net of allowance for doubtful accounts of $334 and $374)	23,304	42,911
Income tax receivable	18,055	2,220
Deferred tax asset	5,787	5,094

Total current assets	238,089	226,840
Fixed assets, net	67,091	44,738
Goodwill	131,865	131,865
Other intangible assets, net	108,753	92,169
Non-current deferred tax asset, net	11,863	340
Other assets	7,976	7,774

Total non-current assets	327,548	276,886
Assets of discontinued operations	14,157	40,172

Total assets	$579,794	$543,898

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued expenses	$48,682	$23,694
Section 31 fees payable	57,032	—
Payables to brokers, dealers and exchanges	28,797	19,283
Payables to related parties	1,674	19,623
Capital lease obligations	1,691	1,545

Total current liabilities	137,876	64,145
Deferred tax liability	10,312	3,595
Liabilities of discontinued operations	9,457	15,285

Total liabilities	157,645	83,025
Commitments and contingencies (Note 14)
Stockholders' equity
Common stock, $0.01 par value, 165,000 shares authorized; 47,528 and 47,138 shares issued and outstanding	475	471
Common stock held in treasury, at cost; 1,802 and 0 shares	(73,395)	—
Additional paid-in capital	472,705	451,625
Unearned stock-based compensation	(2,751)	(19)
Retained earnings	25,115	8,796

Total stockholders' equity	422,149	460,873

Total liabilities and stockholders' equity	$579,794	$543,898

The accompanying notes are an integral part of these consolidated financial statements.

FIN-63

ARCHIPELAGO HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year ended December 31,
	2005	2004		2003
Revenues
Transaction fees ($165,891, $188,559, and $165,292 with related parties)	$424,981	$434,482		$380,593
Activity assessment fees	47,988	—		—
Market data fees ($21,446, $23,986 and $10,041 with related parties)	61,996	56,366		29,038
Listing and other fees	6,379	445		450

Total revenues	541,344	491,293		410,081

Expenses
Section 31 fees	47,988	—		—
Liquidity payments ($59,779, $53,517 and $43,702 with related parties)	206,907	203,506		154,228
Routing charges ($16,135, $46,702 and $55,840 with related parties)	66,705	88,703		113,840
Clearance, brokerage and other transaction expenses ($2,671, $13,366, and $37,586 with related parties)	5,880	13,686		44,941
NYSE merger costs and related executive compensation ($3,500, $0, and $0 with related parties)	46,127	—		—
Other employee compensation and benefits	51,552	38,382		36,139
Depreciation and amortization	21,631	22,877		25,870
Communications ($1,780, $1,209, and $1,032 with related parties)	19,512	16,278		18,319
Marketing and promotion ($0, $357, and $528 with related parties)	22,141	20,123		8,135
Legal and professional ($2,400, $1,988 and $1,000 with related parties)	12,623	11,129		8,294
Occupancy	6,708	4,243		3,952
General and administrative	16,173	11,267		9,916

Total expenses	523,947	430,194		423,634

Operating income (loss)	17,397	61,099		(13,553)
Interest and other, net	4,458	1,580		656

Income (loss) before income tax provision	21,855	62,679		(12,897)
Income tax provision	9,349	5,286		—

Income (loss) from continuing operations	12,506	57,393		(12,897)
Income from discontinued operations	3,813	11,547		14,670

Net income	16,319	68,940		1,773
Deemed dividend on convertible preferred shares	—	(9,619)		—

Net income attributable to common stockholders	$16,319	$59,321		$1,773

Basic earnings (loss) per share from:
Continuing operations	$0.27	$1.42		$(0.36)
Discontinued operations	0.08	0.29		0.41
Deemed dividend on convertible preferred shares	—	(0.24)		—

Basic earnings per share	$0.35	$1.47	(a)	$0.05 (a)

Diluted earnings (loss) per share from:
Continuing operations	$0.26	$1.34		$(0.35)
Discontinued operations	0.08	0.27		0.40
Deemed dividend on convertible preferred shares	—	(0.22)		—

Diluted earnings per share	$0.34	$1.38	(a)	$0.05 (a)

Basic weighted average shares outstanding	46,806	40,301	(a)	36,169 (a)
Diluted weighted average shares outstanding	47,821	42,915	(a)	36,980 (a)

(a)
Adjusted to reflect Archipelago's reorganization from a Delaware limited liability company to a Delaware corporation on August 11, 2004. See Note 1 to consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

FIN-64

ARCHIPELAGO HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years ended December 31, 2003, 2004 and 2005
(In thousands)

		Common Stock
	Members' Equity			Common Stock Held in Treasury	Additional Paid-In Capital	Unearned Stock-Based Compensation	Retained Earnings	Total Stockholders' Equity
		Shares	Par Value
Balance, January 1, 2003	$302,823	—	$—	$—	$—	$—	$—	$302,823
Issuance costs of redeemable convertible preferred shares	(1,636)	—	—	—	—	—	—	(1,636)
Deferred compensation, net	(170)	—	—	—	—	—	—	(170)
Addition to Members' equity due to deferred compensation	503	—	—	—	—	—	—	503
Net income	1,773	—	—	—	—	—	—	1,773

Balance, January 1, 2004	303,293	—	—	—	—	—	—	303,293
Amortization of stock-based compensation for the period from January 1 to August 11, 2004	—	—	—	—	—	94	—	94
Members' distribution	(24,613)	—	—	—	—	—	—	(24,613)
Net income for the period from January 1 to August 11, 2004	50,525	—	—	—	—	—	—	50,525
Reorganization from LLC to "C" Corporation	(329,205)	36,169	362	—	329,013	(170)	—	—
Conversion of redeemable convertible preferred shares to common	—	3,732	37	—	49,963	—	—	50,000
Issuance of common stock in initial public offering, net of underwriting discounts	—	6,325	63	—	67,583	—	—	67,646
Direct costs of initial public offering	—	—	—	—	(6,777)	—	—	(6,777)
Issuance of additional common stock to former REDIBook members	—	192	2	—	2,197	—	—	2,199
Issuance of additional common stock to GAP Archa Holdings and related deemed dividend on convertible preferred shares	—	717	7	—	9,612	—	(9,619)	—
Amortization of stock-based compensation for the period from August 12 to December 31, 2004	—	—	—	—	—	57	—	57
Exercise of stock options	—	3	—	—	34	—	—	34
Net income for the period from August 12 to December 31, 2004	—	—	—	—	—	—	18,415	18,415

Balance, January 1, 2005	—	47,138	471	—	451,625	(19)	8,796	460,873
Acquisition of PCX Holdings, Inc.				(65,570)				(65,570)
Grant of restricted stock awards	—	—	—	—	13,834	(13,834)	—	—
Stock issued under restricted stock awards	—	245	3	(7,825)	4,129	7,526	—	3,833
Amortization of stock-based compensation	—	—	—	—	—	3,576	—	3,576
Exercise of stock options	—	145	1	—	3,117	—	—	3,118
Net income	—	—	—	—	—	—	16,319	16,319

Balance, December 31, 2005	$—	47,528	$475	$(73,395)	$472,705	$(2,751)	$25,115	$422,149

The accompanying notes are an integral part of these consolidated financial statements.

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ARCHIPELAGO HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Net income	$16,319	$68,940	$1,773
Income from discontinued operations	(3,813)	(11,547)	(14,670)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of fixed assets	19,911	21,250	24,785
Amortization of other intangible assets	1,720	1,627	1,085
Provision for doubtful accounts	(540)	(900)	6,544
Deferred taxes	7,689	(1,839)	—
Stock-based compensation	11,113	151	334
Tax benefit from employee stock transactions	5,516	18	—
Gain on sale of investment	—	—	(232)
Changes in operating assets and liabilities:
Receivables from brokers, dealers and customers	(17,722)	1,121	(16,571)
Receivables from related parties	31,527	(7,486)	(19,204)
Income tax receivable	(15,835)	(2,220)	—
Other assets	32	(4,310)	(34)
Accounts payable and accrued expenses	(11,275)	5,854	2,793
Section 31 fees payable	57,032	—	—
Payables to brokers, dealers and exchanges	7,742	1,917	5,043
Payables to related parties	(17,949)	(43,271)	32,136

Net cash provided by operating activities of continuing operations	91,467	29,305	23,782
Net cash provided by (used in) operating activities of discontinued operations	(655)	31,964	7,612

Net cash provided by operating activities	90,812	61,269	31,394

Cash flows from investing activities:
Acquisition of business, net of cash acquired	(89,376)	—	—
Additions to fixed and other intangible assets	(29,032)	(25,135)	(23,361)
Sale of investment	—	—	2,202

Net cash used in investing activities of continuing operations	(118,408)	(25,135)	(21,159)
Net cash provided by investing activities of discontinued operations	2,922	339	—

Net cash used in investing activities	(115,486)	(24,796)	(21,159)

Cash flows from financing activities:
Capital contribution from discontinued operations	24,000	17,000	11,000
Repurchase of common stock	(7,825)	—	—
Proceeds from initial public offering, net of underwriting discounts	—	67,646	—
Direct costs of initial public offering	—	(6,777)	—
Cash distribution to former Members	—	(24,613)	—
Proceeds from exercise of stock options	1,724	16	—
Proceeds from issuance of note payable	—	—	5,681
Repayments of note payable	—	(4,429)	(1,252)
Proceeds from issuance of redeemable convertible preferred shares	—	—	50,000
Costs related to issuance of redeemable convertible preferred shares	—	—	(1,636)
Principal payments under capital lease obligations	(1,770)	(2,253)	(177)

Net cash provided by financing activities of continuing operations	16,129	46,590	63,616
Net cash used in financing activities of discontinued operations	(24,000)	(17,000)	(11,000)

Net cash provided by (used in) financing activities	(7,871)	29,590	52,616

Net increase (decrease) in cash and cash equivalents	(32,545)	66,063	62,851
Cash and cash equivalents at beginning of year	177,878	111,815	48,964

Cash and cash equivalents at end of year	145,333	177,878	111,815
Cash and cash equivalents of discontinued operations	10,975	32,708	17,405

Cash and cash equivalents of continuing operations	$134,358	$145,170	$94,410

Supplemental disclosures of cash flow information:
Cash paid for
Interest	82	298	434
Income taxes	14,873	11,018	—
Non-cash investing and financing activities:
Conversion of convertible preferred shares to common	—	50,000	—
Issuance of common stock to former REDIBook Members	—	2,199	—
Issuance of common stock to GAP Archa Holdings	—	9,619	—

The accompanying notes are an integral part of these consolidated financial statements.

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ARCHIPELAGO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Organization and Basis of Presentation

Organization

        Archipelago Holdings, Inc. ("Archipelago") operates the Archipelago Exchange, or ArcaEx® ("ArcaEx"), the first open all-electronic stock market in the United States of America for trading equity securities listed with the New York Stock Exchange ("NYSE"), Nasdaq, the American Stock Exchange ("AMEX") and Pacific Exchange, as well as exchange-traded funds (ETFs) and other exchange-listed securities.

        Following the September 26, 2005 acquisition of PCX Holdings, Inc. and its subsidiaries ("PCX Holdings"), Archipelago also operates the Pacific Exchange, Inc. (the "Pacific Exchange"), an exchange for trading equity options listed on national markets and exchanges including the facilities, technology, systems and regulatory surveillance and compliance services required for the operation of a marketplace for trading options. Through the Pacific Exchange, Archipelago also provides self-regulatory services, including regulatory and market management services for options and equity trading.

        Through certain subsidiaries, Archipelago also provides broker execution services to institutions for orders involving Nasdaq and listed securities, as well as introducing broker services for ArcaEx to broker-dealers that do not hold an equity trading permit ("ETP").

        Archipelago Holdings, L.L.C. ("Holdings LLC"), a Delaware limited liability company and the predecessor to Archipelago, was organized in January 1999. In July 2000, Holdings LLC entered into a facility services agreement with the Pacific Exchange which allowed it to establish and operate ArcaEx. The Securities and Exchange Commission's ("SEC") approval of ArcaEx was announced in October 2001 and ArcaEx began trading operations for listed securities in March 2002 and for over-the-counter securities in April 2003.

        On August 11, 2004, Holdings LLC converted to a Delaware corporation, Archipelago Holdings, Inc. This document refers to Archipelago Holdings, Inc. and, prior to its conversion to a Delaware corporation, Holdings LLC, as "Archipelago". On August 19, 2004, Archipelago completed an initial public offering ("IPO") of its common stock. See the discussion below of the "Conversion Transaction" and the "Initial Public Offering."

        On March 7, 2006, Archipelago became a wholly owned subsidiary of NYSE Group and its common stock delisted from the Pacific Exchange. See Note 3, Merger with the New York Stock Exchange, Inc.

Conversion Transaction

        On August 11, 2004, prior to the consummation of the IPO, Holdings LLC converted from a Delaware limited liability company to a Delaware corporation, Archipelago Holdings, Inc. As a limited liability company, all income taxes were paid by the members of Holdings LLC. As a corporation, Archipelago is responsible for the payment of all federal and state corporate income taxes.

        As a result of the reorganization of Holdings LLC from a Delaware limited liability company into a Delaware corporation, the members of Holdings LLC received 0.222222 shares of common stock of Archipelago for each of their membership interests held by such member in Holdings LLC, which corresponds to a 4.5-for-1 reverse stock split. The weighted average number of shares used in the basic and diluted earnings per share computations gives retroactive effect to the 4.5-for-1 reverse stock split.

        As approved by Archipelago's board of managers on July 16, 2004, Archipelago made a $24.6 million cash distribution to the members of Holdings LLC immediately prior to the conversion transaction. The

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ARCHIPELAGO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—Organization and Basis of Presentation (Continued)

cash distribution permitted the members to pay the taxes that the members owe for their share of the Archipelago's profits in 2004 as a limited liability company through the date of the conversion transaction, calculated primarily based on the highest federal and state income tax rate applicable for the tax withholding purposes to an individual.

Initial Public Offering

        On August 19, 2004, Archipelago completed the IPO of its common stock as a result of which Archipelago sold 6,325,000 shares of common stock at $11.50 per share. Archipelago received net proceeds of $67.6 million and incurred approximately $6.8 million in expenses in connection with the IPO. In addition, 6,325,000 shares of common stock were sold in the IPO by certain selling stockholders of Archipelago, for which Archipelago received no proceeds.

Basis of Presentation

        The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of Archipelago and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

        In connection with the acquisition of PCX Holdings, the SEC entered an order under which Archipelago undertook to divest its wholly owned subsidiary, Wave Securities, L.L.C ("Wave"). The results of operations and financial position of Wave are presented as discontinued operations in the accompanying consolidated financial statements. All historical periods presented have been restated to reflect such presentation.

        Included in other assets in the Archipelago's consolidated statement of financial condition as of December 31, 2005 is a 20 percent investment in The Options Clearing Corporation ("OCC"). This investment is carried at its $0.3 million cost. The related shares are subject to certain restrictions. In addition, management does not exercise significant influence over the operating and financial policies of OCC.

        Certain reclassifications have been made to prior years in order to conform to the current year's presentation.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable. Actual results could differ from these estimates.

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ARCHIPELAGO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies

Revenue Recognition

        Transaction fees are earned on a per trade basis, based on shares transacted, and are recognized as transactions occur. For each transaction executed, there is an associated liquidity payment or routing charge paid. Pursuant to Emerging Issues Task Force ("EITF") Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" ("EITF 99-19"), Archipelago records such expenses as liquidity payments or routing charges in the consolidated statements of operations.

        Market data fees are earned on the sale of transaction market data. This revenue is recorded net of amounts due under revenue sharing arrangements with market participants, based on the criteria provided by EITF 99-19. Market data fees are recognized as transactions occur.

        Listing fees are earned from companies and index providers that list on the Pacific Exchange as a trading venue for their equity securities, exchange-traded funds and other structured products. Archipelago recognizes initial listing fees and additional share listing fees ratably over a five-year estimated service period. Annual listing fees are recognized ratably over the related twelve-month period.

        Other revenues primarily consist of regulatory and registration fees including agent annual registration and new application and transfer fees from parties that have equities or options trading privileges on the Pacific Exchange. Regulatory and registration fees are billed and collected by the National Association of Securities Dealers (the "NASD"). The annual registration fee is billed annually in advance and remitted to Archipelago before the start of the effective year. Archipelago recognizes the annual registration fee ratably over the related twelve-month period. New registration and transfer application fees are remitted monthly to Archipelago and recognized in the year received.

Activity Assessment Fees and Section 31 Fees

        The Pacific Exchange pays fees to the SEC pursuant to Section 31 of the Exchange Act. Prior to the completion of Archipelago's purchase of PCX Holdings, the entity that owns the Pacific Exchange, on September 26, 2005, Archipelago, as the operator of ArcaEx, paid an amount equivalent to such Section 31 fees to the Pacific Exchange, which in turn paid Section 31 fees to the SEC. These fees are designed to recover costs incurred by the government for the supervision and regulation of securities markets and securities professionals. Archipelago, in turn, collects activity assessment fees from ETP and OTP holders trading on ArcaEx and the Pacific Exchange, respectively, and pays Section 31 fees to the SEC based on fee schedules determined by the SEC. Fees received are included in cash and cash equivalents at the time of receipt, and, as required by law, the amount due to the SEC is recorded as an accrued liability and remitted semiannually.

        Following the September 26, 2005 acquisition of PCX Holdings, Archipelago records activity assessment fee revenue and Section 31 fees expense gross on its consolidated statement of operations as Archipelago bears the credit risk associated with the collection of these fees, while maintaining similar treatment within the consolidated statement of financial condition. Activity assessment fee revenue and Section 31 fee expense have no impact on Archipelago's consolidated statement of operations.

Cash and Cash Equivalents

        Archipelago considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

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ARCHIPELAGO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

Provision for Doubtful Accounts

        Archipelago maintains an allowance for doubtful accounts based upon the estimated collectibility of accounts receivable. Archipelago recorded provisions (additions) to the allowance of approximately $0.8 million and $0.0 million, and write-offs (deductions) against the allowance of approximately $3.1 million and $1.3 million for the years ended December 31, 2005 and 2004, respectively. Additions to (reductions of) the allowance are charged to (reversed against) bad debt expense, which is included in clearance, brokerage and other transaction expenses in the consolidated statements of operations.

Fixed Assets

        Fixed assets consist of computer hardware and software, furniture, equipment (including assets under capital leases) and leasehold improvements. All fixed assets are carried at cost and are depreciated on a straight-line basis over their estimated useful lives of three to ten years. Leasehold improvements are amortized over the shorter of the life of the lease or their estimated useful life. Gains or losses related to retirements or disposition of fixed assets are recognized in the period incurred.

        In accordance with the provisions of Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", Archipelago capitalizes qualifying software costs incurred during the application development stage, which includes design, coding, installation and testing activities. Amortization of capitalized software development costs is computed on a straight-line basis over the software's estimated useful life, generally three years.

        Archipelago performs reviews for the impairment of fixed assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Goodwill and Other Intangible Assets

        Archipelago reviews the carrying value of goodwill for impairment on a periodic basis and at least annually based upon estimated fair value of Archipelago's reporting units. Using an independent valuation specialist, Archipelago, on an annual basis, estimates fair value by using a discounted cash flow model. Should the review indicate that goodwill is impaired, Archipelago's goodwill would be reduced by the difference between the carrying value of goodwill and its fair value.

        Archipelago reviews the useful life of its indefinite-lived intangible asset to determine whether events or circumstances continue to support the indefinite useful life. In addition, the carrying value of Archipelago's intangible assets is reviewed by Archipelago on at least an annual basis for impairment based upon the estimated fair value of the asset calculated by an independent valuation specialist.

        Archipelago performed its annual impairment tests as of December 31, 2004 and 2005, which indicated that no impairment charge was required for goodwill or intangible assets.

Estimated Fair Value of Financial Instruments

        Statement of Financial Accounting Standard ("SFAS") No. 107, Disclosure about Fair Value of Financial Instruments, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the consolidated statements of financial condition. Management estimates that the fair value of financial instruments recognized in the consolidated statements of financial condition (including cash and cash equivalents, receivables, payables and accrued expenses) approximates their

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ARCHIPELAGO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing monthly.

Income Taxes

        Archipelago had elected to be treated as a partnership for federal, state and local income tax purposes prior to its reorganization on August 11, 2004. Accordingly, all items of income, expense, gain and loss of Archipelago prior to August 12, 2004 were generally reportable on the tax returns of the members of Holdings LLC. Therefore, Archipelago had no net loss carryforwards as of the date of reorganization. On August 11, 2004, Archipelago converted to a Delaware corporation and has since then been subject to income taxes.

        Archipelago records income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

Marketing and Promotion

        Marketing and promotion costs consist of advertising costs, promotional items, trade shows, and selling expenses. Advertising costs include certain costs of production, which are expensed at the time of first showing. The costs of communicating advertising are expensed over the period of the communication.

Stock-Based Compensation

        Archipelago accounts for stock option grants to employees in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and, accordingly, recognizes compensation expense using the intrinsic value method. Under the intrinsic value method, stock-based compensation, if any, is measured as the excess of the estimated fair value of Archipelago's stock over the option exercise price.

        Archipelago adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." Had compensation expense for Archipelago's stock option plans been determined based upon

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ARCHIPELAGO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—Summary of Significant Accounting Policies (Continued)

fair value consistent with SFAS No. 123, Archipelago's net income and earnings per share would have been changed to the following pro forma amounts (in thousands, except per share data):

	Year ended December 31,
	2005	2004	2003
Net income attributable to common stockholders, as reported	$16,319	$59,321	$1,773
Add: Stock-based employee compensation cost included in net income	6,390	151	334
Deduct: Stock-based employee compensation cost determined under the fair value based method for all awards, net of related tax effects of $5,788, $739, and $919	7,832	1,041	1,379

Net income attributable to common stockholders, pro forma	$14,877	$58,431	$728

Earnings per share:
Basic, as reported	$0.35	$1.47	$0.05
Basic, pro forma	$0.32	$1.45	$0.02
Diluted, as reported	$0.34	$1.38	$0.05
Diluted, pro forma	$0.31	$1.36	$0.02

        The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year ended December 31,
	2005	2004	2003
Dividend yield	0	0	0
Expected volatility	30.0%	30.0%	30.0%
Risk-free interest rate	4.5%	4.0%	3.8%
Expected life (in years)	7	7	7

        The Black-Scholes option pricing model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions. Because Archipelago's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the estimate, in management's opinion, the existing valuation models may not provide a reliable measure of the fair value of Archipelago's employee stock options.

        The above pro forma information gives effect to Archipelago's conversion into a Delaware corporation as if it occurred at the beginning of the periods presented. In addition, the pro forma information was tax effected at combined Federal and State rates of 40.0%, 41.5% and 42.5% for the years ended December 31, 2003, 2004 and 2005, respectively.

        In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No.123(R) (revised 2004), "Share- Based Payment", requiring that compensation cost associated with share-based payment transactions be recognized in financial statements. Archipelago adopted SFAS No. 123(R) on January 1, 2006 using the modified-prospective method. For the year ending December 31, 2006, management anticipates that Archipelago will recognize a pre-tax expense of approximately $2.0 million in connection with Archipelago share-based payment transactions recorded under SFAS No.123 (R).

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ARCHIPELAGO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3—Merger with New York Stock Exchange, Inc.

        On April 20, 2005, Archipelago entered into a definitive merger agreement with the New York Stock Exchange, Inc., a New York Type A not-for-profit corporation (the "NYSE"), pursuant to which Archipelago and the NYSE agreed to combine their businesses and become wholly owned subsidiaries of NYSE Group, Inc., a newly created, for-profit holding company (the "merger").

        The merger closed on March 7, 2006. As of that date, Archipelago became a wholly owned subsidiary of NYSE Group and its common stock delisted from the Pacific Exchange. The NYSE Group's common stock is listed on the New York Stock Exchange and is traded under the symbol "NYX".

        In the merger of Archipelago and a wholly owned subsidiary of NYSE Group, in which Archipelago was the surviving entity: (i) each share of the issued and outstanding shares of Archipelago common stock converted automatically into the right to receive one share of NYSE Group common stock; (ii) all outstanding stock options of Archipelago, whether vested or unvested, converted into options to purchase an equivalent number of shares of NYSE Group common stock; and (iii) all outstanding restricted stock units of Archipelago converted into an equal number of restricted stock units of NYSE Group common stock. The aggregate number of shares (including shares underlying stock options and restricted stock units) received by Archipelago's stockholders equaled 30% of the issued and outstanding shares of NYSE Group common stock at the closing of the merger, on a diluted basis.

        Each NYSE member was entitled to receive in exchange for its NYSE membership, $300,000 in cash, plus a pro rata portion of the aggregate number of shares of NYSE Group Common Stock issued to all of the NYSE members in the merger. Each NYSE member had the opportunity to make either a cash election to increase the cash portion (and decrease the stock portion) of their merger consideration, or a stock election to increase the stock portion (and decrease the cash portion) of their merger consideration. These elections were subject to certain proration. The aggregate number of shares of NYSE Group Common Stock issued to all of the NYSE members in the NYSE/Archipelago merger, together with the aggregate number of shares reserved for issuance to NYSE employees, equaled 70% of the NYSE Group common stock issued and outstanding at the closing of the NYSE transaction, on a diluted basis.

        The parties expect that the combined businesses will bring together the strength of NYSE's auction market and the speed and innovation of Archipelago as well as its technology and management. The parties believe this combination will create a strong and dynamic enterprise with diverse products that will be well positioned to compete in the industry and possess enhanced growth potential.

        In April 2005, Archipelago entered into a letter agreement with a related party stockholder under which the stockholder agreed to perform certain services in relation to the merger of Archipelago and the NYSE which included facilitating discussions between the parties and providing certain valuation analysis. Archipelago agreed to pay the related party stockholder a transaction fee of $3.5 million (plus out-of-pocket expenses in an amount not to exceed $50,000) in cash upon consummation of the NYSE/Archipelago merger. Archipelago has not made any payments under this agreement as of December 31, 2005.

Note 4—PCX Holdings, Inc. Acquisition

        On September 26, 2005, Archipelago completed the acquisition of PCX Holdings for a total purchase price of approximately $94.0 million consisting of a $90.9 million cash payment to PCX Holdings stockholders and certain employees of PCX Holdings and its subsidiaries, and approximately $3.1 million of direct costs incurred by Archipelago as part of this acquisition (the "PCX Holdings acquisition"). The

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ARCHIPELAGO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4—PCX Holdings, Inc. Acquisition (Continued)

$90.9 million cash payment represented the total dollar value of 1,645,415 shares of Archipelago common stock held by PCX Holdings at the time of the closing, or $66.3 million (calculated based on the average closing price of Archipelago's stock on ArcaEx for the ten trading days prior to the PCX Holdings acquisition), plus $24.6 million.

        PCX Holdings operates an exchange for trading options as well as provides self regulatory services, including regulatory and market management services, for options and equity trading. The PCX Holdings acquisition will enable Archipelago to offer all-electronic trading of equity securities as well as equity options, and to expand and diversify the Archipelago's business lines and products.

        Even though the PCX Holdings acquisition was consummated on September 26, 2005, for financial reporting purposes management deemed the assets and liabilities of PCX Holdings as of September 30, 2005 to be the basis for allocation of the purchase price. As such, the assets and liabilities of PCX Holdings have been included in Archipelago's consolidated statement of financial condition as of September 30, 2005. However, the results of operations of PCX Holdings have been included in Archipelago's results of operations since October 1, 2005. The results of operations of PCX Holdings for the four-day period ended September 30, 2005 were not material.

        The purchase price was allocated to those assets acquired and liabilities assumed based on the estimated fair value of PCX Holdings' net assets as of September 30, 2005. The following is a summary of the preliminary allocation of the purchase price in the PCX Holdings acquisition (dollars in thousands):

Purchase price	$90,863
Acquisition costs	3,167

Total purchase price	$94,030

Historical cost of net assets acquired	$54,316
Reversal of deferred revenues	20,431
Write-down of fixed assets	(10,673)
National securities exchange registration	17,728
Liabilities for exit and termination costs	(11,480)
Deferred tax impact of purchase accounting adjustments	23,708

Total purchase price	$94,030

        Liabilities for exit and termination costs are primarily associated with employee terminations, including accrued severance benefits and costs related to change in control provisions of certain PCX Holdings employment contracts. In 2005, Archipelago paid an aggregate of $5.9 million in connection with these change in control provisions and severance benefits. Based upon current severance dates, Archipelago expects to pay the $5.6 million balance by September 30, 2006.

        The allocation of the purchase price to PCX Holdings' assets and liabilities are only preliminary allocations based on estimates of fair values and will change when estimates are finalized. Therefore, the information above is subject to change pending the final allocation of purchase price.

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ARCHIPELAGO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4—PCX Holdings, Inc. Acquisition (Continued)

        The following represents the summary unaudited pro forma condensed combined results of operations as if the PCX Holdings acquisition had occurred at the beginning of each of the periods presented (dollars in thousands, except per share data):

	Year ended December 31,
	2005	2004
Total revenues	$539,581	$540,201
Income from continuing operations	$10,527	$48,196
Net income attributable to common stockholders	$14,340	$50,124
Basic earnings per share from continuing operations	$0.23	$1.25
Basic earnings per share	$0.31	$1.30
Diluted earnings per share from continuing operations	$0.23	$1.17
Diluted earnings per share	$0.31	$1.21

        In October 2004, Archipelago entered into a financial advisory services engagement with a related party stockholder, under which the related party stockholder agreed to perform financial advisory services in relation to the PCX Holdings acquisition. In January 2006, Archipelago made a $0.5 million payment under this agreement.

Note 5—Discontinued Operations

        On September 22, 2005, the SEC entered an order granting approval of the proposed rule change to amend the certificate of incorporation of PCX Holdings, Pacific Exchange Rules, and the bylaws of Archipelago in relation to the PCX Holdings acquisition. Under the SEC order, Archipelago undertook to divest Wave, its wholly owned subsidiary providing agency brokerage services for institutional customers seeking to access ArcaEx and other U.S. market centers electronically.

        On January 23, 2006, Archipelago entered into a definitive agreement to sell Wave to a related party stockholder. On March 3, 2006, Archipelago completed the sale of Wave.

        The results of operations and financial position of Wave are presented as discontinued operations in the consolidated financial statements. All historical periods presented have been restated to reflect such presentation.

        Summarized selected financial information for discontinued operations was as follows (in thousands):

	Year ended December 31,
	2005	2004	2003
Revenues	$40,975	$74,201	$79,908

Income before income tax provision	$6,526	$13,217	$14,670
Income tax provision	2,713	1,670	—

Income from discontinued operations	$3,813	$11,547	$14,670

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ARCHIPELAGO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5—Discontinued Operations (Continued)

        The major assets and liabilities of discontinued operations were as follows (in thousands):

	Year ended December 31,
	2005	2004
Cash and cash equivalents	$10,975	$32,708
Accounts receivable, net	2,129	2,404
Fixed assets, net	684	4,758
Other assets	369	302

Assets of discontinued operations	$14,157	$40,172

Accounts payable and accrued expenses	$9,457	$15,285

Liabilities of discontinued operations	$9,457	$15,285

Note 6—Fixed Assets

        Fixed assets consisted of the following (in thousands):

	December 31,
	2005	2004
Software, including software development costs of $32,632 and $27,026	$56,061	$39,519
Computers and equipment	57,107	29,097
Leasehold improvements	25,643	17,618
Equipment under capital leases	19,697	18,070
Routers	5,696	1,054
Furniture and fixtures	3,857	2,125

	168,062	107,483
Accumulated depreciation and amortization	(100,971)	(62,745)

	$67,091	$44,738

        Archipelago capitalized software development costs of approximately $5.6 million and $2.5 million in 2005 and 2004, respectively. For the years ended December 31, 2005, 2004 and 2003, Archipelago directly expensed software development costs of approximately $4.3 million, $3.6 million and $6.9 million, respectively, as these costs were incurred outside of the application development stage.

        In June 2003, Archipelago determined that certain software and computer equipment would be retired by March 2004 and, therefore, Archipelago accelerated depreciation on these assets. For the years ended December 31, 2004 and 2003, Archipelago recorded approximately $6.2 million and $13.8 million in depreciation on these assets as opposed to approximately $8.0 million and $7.6 million, respectively, had the depreciation period not been accelerated. As of March 31, 2004, the net book value of these assets was reduced to zero.

FIN-76

ARCHIPELAGO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7—Goodwill and Other Intangible Assets

Goodwill

        In March 2002, Archipelago acquired REDIBook in a transaction accounted for as a purchase business combination. Approximately $20.8 million of the $150.5 million purchase price was assigned to the net tangible and intangible assets acquired, with the remaining value of $129.7 million ascribed to goodwill. In August 2004, Archipelago issued contingent consideration to former REDIBook members in the form of 192,194 shares of Archipelago's common stock valued at $11.50 per share and recorded $2.2 million of additional goodwill.

Other Intangible Assets

        Other intangible assets consisted of the following (in thousands):

	December 31,
	2005	2004
National securities exchange registration	$107,728	$90,000
Other (net of accumulated amortization of $4,431 and $2,711)	1,025	2,169

Other intangible assets, net	$108,753	$92,169

        In May 2001, Archipelago acquired the right to operate as the exclusive equity trading facility of PCX Equities including the rights to certain revenue streams comprised primarily of transaction fees, market data fees, and listing fees, for an aggregate consideration of $90.0 million.

        In September 2005, Archipelago acquired PCX Holdings and its subsidiaries, including PCX Equities. As part of the preliminary allocation of the purchase price in the PCX Holdings acquisition, Archipelago valued the eligibility to earn market data fees related to the PCX Holdings' option trading business at $17.7 million.

        The national securities exchange registration allows Archipelago to (i) generate revenues from market data fees (both from equity and option trading activities) and listing fees, and (ii) to reduce its costs since clearing charges are not incurred for trades matched internally on ArcaEx.

        Archipelago determined that the national securities exchange registration has an indefinite life and, as such, it is not subject to amortization.

FIN-77

ARCHIPELAGO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8—Accounts Payable and Accrued Expenses

        Accounts payable and accrued expenses consisted of the following (in thousands):

	December 31,
	2005	2004
Trade payables	$11,761	$4,520
Accrued compensation	775	13,720
Payroll taxes payable	8,257	122
Deferred revenue	8,117	1,220
Accrued severance	5,596	—
Other accrued liabilities	14,176	4,112

Total	$48,682	$23,694

Note 9—Stockholders' Equity

Common Stock

        Prior to its reorganization from a Delaware limited liability company to a Delaware corporation on August 11, 2004, Archipelago had three classes of common shares outstanding: Class A, Class B and Class C. The common shares ranked pari passu with regards to liquidation and distribution. Class A shares had voting rights, while Class B and C shares had no voting rights. As part of the conversion transaction, all of the Class A, Class B and Class C shares were converted to common stock.

Redeemable Convertible Preferred Shares

        On November 12, 2003, Archipelago issued 16,793,637 Class A Preferred Shares, which were a newly-created class of voting shares, at $2.98 per share, for total consideration of $50,000,000. Archipelago incurred approximately $1.6 million in transaction costs in conjunction with this issuance. The Class A Preferred Shares converted automatically into 4,449,268 shares of common stock upon consummation of Archipelago's IPO in August 2004. Included in this conversion was the issuance of 717,349 shares of common stock attributable to a beneficial conversion feature included in the previously issued redeemable preferred interest. The $9.6 million intrinsic value of such shares was treated as a deemed dividend on convertible preferred shares, which was reported after net income to reach net income attributable to common stockholders in the consolidated statement of operations for the year ended December 31, 2004.

Common Stock Held in Treasury

        As of December 31, 2005, Archipelago held 1,801,921 million shares of its common stock in treasury, including 1,645,415 shares repurchased as part of the PCX Holdings acquisition.

Employee and Non Employee Director Stock and Benefit Plans

        Archipelago has three long-term incentive plans (the "Plans") that provide for the granting of stock options and restricted stock units to officers, key employees and non-employee directors. The objectives of the Plans include attracting and retaining the best personnel, providing for additional performance incentives, and promoting the success of Archipelago by providing employees the opportunity to acquire common stock. The stock options and restricted stock units ("RSUs") granted under the Plans generally vest over four years. Stock option awards have a term of ten years.

FIN-78

ARCHIPELAGO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9—Stockholders' Equity (Continued)

Stock Options

        A summary of the stock option activity under the Plans is as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2003	559,111	$20.25
Granted	1,261,694	10.92
Forfeited	(40,111)	20.25

Outstanding at January 1, 2004	1,780,694	13.64
Granted	811,479	11.50
Exercised	(3,166)	4.91
Forfeited	(25,920)	15.38

Outstanding at January 1, 2005	2,563,087	12.96
Granted	192,942	19.30
Exercised	(144,504)	11.93
Forfeited	(19,441)	16.85

Outstanding at December 31, 2005	2,592,084	13.46

        In August 2003, Archipelago issued stock options with an exercise price of $4.91, a price lower than the fair value of Archipelago's stock, which was estimated to be $6.26. Archipelago recognized compensation expense related to the issuance of these options in the consolidated statement of operations for the years ended December 31, 2003 and 2004 of $0.3 million and $0.2 million, respectively.

        Additional information regarding stock options outstanding as of December 31, 2005 is as follows:

Options Outstanding
			Options Exercisable
		Weighted Average Remaining Contractual Life (years)
Exercise Price	Number Outstanding		Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$4.91	296,803	7.61	$4.91	277,092	$4.91
11.50	784,846	8.61	11.50	185,262	11.50
13.41	877,780	7.88	13.41	433,346	13.41
19.30	192,942	9.21	19.30	—	19.30
20.25	439,713	4.64	20.25	439,713	20.25

	2,592,084	7.62	$13.46	1,335,413	$13.63

Restricted Stock Units

        RSUs are grants that entitle the holder to shares of common stock as the award vests.

FIN-79

ARCHIPELAGO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9—Stockholders' Equity (Continued)

        A summary of the restricted stock unit activity with officers and key employees under the Plans is as follows:

Number of RSUs
Outstanding at January 1, 2005	—
Granted	533,873
Vested	(401,475)

Outstanding at December 31, 2005	132,398

Weighted average fair value per share for RSUs granted during the year	$25.91

        The fair market value at the date of grant of the RSUs is amortized over the vesting period using the straight line method. For the year ended December 31, 2005, Archipelago recorded stock-based compensation expense of $11.1 million, including $3.6 million in relation to the regular vesting of RSUs (which is included in other employee compensation and benefits in the consolidated statement of operations) and $7.5 million in connection with the acceleration of vesting of certain RSUs (which is included in NYSE merger and related executive compensation in the consolidated statement of operations).

        On December 30, 2005, Archipelago entered into agreements with each of its executive officers that accelerated, among other things, vesting of 401,475 RSUs that would have occurred in 2006 after the completion of the NYSE/Archipelago merger or, in the case of one executive, upon the sale of Wave.

        As part of their compensation, Archipelago's non-employee directors received an annual RSU grant valued at $75,000 based upon the fair market of Archipelago's share of common stock on the date of grant. In addition, non-employee directors were permitted to elect to take all or a portion of their $75,000 cash retainer in RSUs, calculated by taking 110% of the $75,000 cash retainer, or $82,500, divided by the fair market of Archipelago's share of common stock on the date of grant. For the years ended December 31, 2005 and 2004, Archipelago granted 33,586 and 47,076 RSUs to its non-employee directors, respectively. On March 7, 2006, Archipelago issued 55,041 shares of common stock to non-employee directors under those restricted stock awards.

Note 10—Related Party Transactions

        The following is a summary of the related party transactions involving Archipelago and certain former members (i.e., owners of Holdings LLC prior to the IPO) and current stockholders (i.e., stockholders of

FIN-80

ARCHIPELAGO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10—Related Party Transactions (Continued)

Archipelago after the IPO), the Pacific Exchange and other affiliates as part of its operations (in thousands):

	Year ended December 31,
	2005	2004	2003
Revenues
Transaction fees earned from stockholders/former members and affiliates(1)	$165,891	$188,559	$165,292
Market data fees (net of amounts shared with customers of $17,919, $21,516 and $10,196)(2)	21,446	23,986	10,041
Expenses
Liquidity payments to stockholders/former members and affiliates(1)	59,779	53,517	43,702
Routing charges:
Routing fees paid to former stockholder/member(3)	14,762	45,291	52,989
Routing fees for listed securities paid to stockholders/former members(4)	1,373	1,411	2,851
Clearance, brokerage and other transaction expenses:
The Pacific Exchange's cost of obtaining market data(5)	—	—	154
Clearing services provided by a stockholder/former member(6)	344	10,642	32,110
Management fees paid to a stockholder/former member for support of REDIBook ECN(7)	—	—	4,502
Regulatory services fees(8)	6,066	7,209	5,492
Registered representative fees(8)	(3,739)	(4,485)	(4,672)
NYSE merger costs and related executive compensation
Valuation analysis and other services provided by a stockholder(9)	3,500	—	—
Communications:
Software related services provided by an affiliate (net of amounts charged to customers of $3,980, $4,654 and $3,856)(10)	1,780	1,209	1,032
Marketing and promotion:
Business development costs(11)	—	357	528
Legal and professional:
Professional fees for services provided by an affiliate(12)	1,800	1,638	1,000
Consulting fees for services from a firm whose principal serves as director of Archipelago(13)	600	350	—

(1)
Certain stockholders/former members of Holdings LLC and affiliates execute transactions through ArcaEx, and previously through Archipelago's ECN, and are charged a transaction service fee by Archipelago for such activities. Liquidity payments are made to stockholders/former members of Holdings LLC and affiliates in relation to such transaction fees.

(2)
Archipelago participates in the consolidation, dissemination and sale of market data in U.S. exchange-listed securities and Nasdaq-listed securities through ArcaEx. In connection with those plans, Archipelago receives market data fees, based on the level of trading activity on ArcaEx, for providing data to centralized aggregators that in turn sell the data to third-party consumers. The Pacific Exchange is a direct participant in the plans governing the consolidation and dissemination of market data and as a direct participant in these plans collects tape revenues for trading activities on ArcaEx. Prior to the PCX Holdings acquisition, Archipelago was entitled to all tape revenues earned in connection with trading activities on ArcaEx.

(3)
A former stockholder/member of Holdings LLC received routing fees for trades executed through ArcaEx, that ultimately route through to the former stockholder/member's ECN.

FIN-81

ARCHIPELAGO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10—Related Party Transactions (Continued)

(4)
Certain stockholders/former members of Holdings LLC provide routing services for listed securities through the New York Stock Exchange, Inc. on behalf of Archipelago.

(5)
The Pacific Exchange is a consumer of consolidated market data collected and sold under the above discussed plans. Between April 2002 and December 2003, Archipelago agreed to cover the Pacific Exchange's cost of obtaining consolidated market data by reducing the amount of market data fees to which Archipelago was entitled under the facility services agreement by the amount of the Pacific Exchange's cost for obtaining consolidated market data for use in connection with its options trading floor.

(6)
Archipelago clears certain of its transactions through a stockholder/former member of Holdings LLC/clearing broker.

(7)
Archipelago had a servicing agreement with a stockholder/former member of Holdings LLC/clearing broker for them to provide for the development, operation, management and support of the REDIBook ECN until trading in ArcaEx commenced, for which Archipelago paid a monthly fee.

(8)
Prior to the PCX Holdings acquisition, the Pacific Exchange provided certain regulatory services to Archipelago in return for regular payments (as negotiated between the parties) and forwarded registered representative fees received from the NASD to Archipelago.

(9)
Archipelago entered into a letter agreement with a stockholder under which the stockholder agreed to perform certain services in relation to the merger of Archipelago and the NYSE.

(10)
An affiliate provides software related services to Archipelago, a portion of which is charged to Archipelago's customers.

(11)
Archipelago paid rental fees for the yacht that it leased for certain business development functions, which is operated by the domestic partner of a sister of a member of management.

(12)
An affiliate provides software related services to Archipelago.

(13)
Archipelago signed an agreement on June 1, 2004 with a consulting firm whose principal serves as a director of Archipelago. The consulting agreement provided for a minimum fee of $150,000 per quarter. Archipelago terminated this agreement effective as of March 31, 2006.

        In connection with the IPO, Archipelago paid commission, consisting primarily of underwriting discounts, to certain stockholders/former members of Holdings LLC totaling approximately $4.4 million for the year ended December 31, 2004.

        In October 2004, Archipelago entered into a financial advisory services engagement with a stockholder affiliate, under which the affiliate agreed to perform financial advisory services to Archipelago in relation to the PCX Holdings acquisition. In January 2006, Archipelago made a $0.5 million payment under this agreement.

        An affiliate provided software development services to Archipelago in the amount of $1.5 million and $4.0 million for the years ended December 31, 2004 and 2003, respectively.

        In the opinion of management, transactions were made at customary rates and negotiated terms and conditions, and do not involve more than the normal risk of collectibility or present other unfavorable features.

FIN-82

ARCHIPELAGO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10—Related Party Transactions (Continued)

        Receivables from related parties consisted of the following (in thousands):

	December 31,
	2005	2004
Transaction fees due from related parties	$20,369	$21,064
Other fees due from related parties	—	2,820
Market data fees due from the Pacific Exchange	—	16,401
Other	2,935	2,626

	$23,304	$42,911

        Payables to related parties consisted of the following (in thousands):

	December 31,
	2005	2004
Routing charges due to related party	$—	$7,137
Fees due to the Pacific Exchange	—	6,356
Other fees due to related party	—	1,339
Clearing charges and other fees due to affiliate broker	—	684
Consulting, software and connectivity fees due to affiliate	306	502
Exchange fees due to related party	95	157
Other	1,273	3,448

	$1,674	$19,623

        At December 31, 2005 and 2004, cash and cash equivalents held at affiliated financial institutions amounted to $0.6 million and $0.1 million, respectively.

Note 11—Computation of Earnings Per Share

        The following is a reconciliation of the basic and diluted earnings per share computations (in thousands except per share data):

	Year ended December 31,
	2005	2004	2003
Net income attributable to common stockholders for basic and diluted earnings per share	$16,319	$59,321	$1,773

Shares of common stock and common stock equivalents:
Weighted average shares used in basic computation	46,806	40,301	36,169
Dilutive effect of:
Preferred shares converted to common in August 2004	—	2,284	500
Stock options and restricted stock units	1,015	330	311

Weighted average shares used in diluted computation	47,821	42,915	36,980

Basic earnings per share	$0.35	$1.47	$0.05

Diluted earnings per share	$0.34	$1.38	$0.05

FIN-83

ARCHIPELAGO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11—Computation of Earnings Per Share (Continued)

        At December 31, 2004 and 2003, approximately 0.5 million and 1.4 million securities, respectively, were excluded from the computation of diluted earnings per share because their effect would have been antidilutive.

Note 12—Income Taxes

        The income tax provision consisted of the following (in thousands):

	Year ended December 31,
	2005	2004	2003
Current:
Federal	$6,573	$5,407	$—
State and Local	1,346	1,719	—
Deferred:
Federal	984	(1,430)	—
State and Local	446	(410)	—

Income tax provision	$9,349	$5,286	$—

        Significant components of Archipelago's deferred tax assets and liabilities were as follows (in thousands):

	December 31,
	2005	2004
Deferred tax assets:
Net operating loss carryforwards	$11,835	$1,444
Deferred revenue	2,465	—
Pacific Exchange exit and termination costs	1,961	—
Allowance for doubtful accounts	497	1,269
Valuation allowance	(1,279)	(1,444)
Bonuses	—	3,826
Other	2,171	339

Total deferred tax assets	17,650	5,434

Deferred tax liabilities:
National securities exchange registration	7,065	—
Software development costs	2,451	267
Depreciation and amortization	796	3,328

Total Deferred tax liabilities	10,312	3,595

Deferred tax asset, net	$7,338	$1,839

        As of December 31, 2005, Archipelago had approximately $29.9 million of net operating losses for Federal and State tax purposes ("NOL"), which will begin to expire in 2021. A full valuation allowance was recorded against approximately $1.3 million tax effect of certain NOLs as it appears more likely than not that the corresponding asset will not be realized due to certain tax limitations. There is no valuation allowance recorded against any of the remaining deferred tax assets based on management's belief that it is

FIN-84

ARCHIPELAGO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12—Income Taxes (Continued)

more likely than not that such assets will be realized. Archipelago does not have any deferred tax assets related to Holdings LLC's net operating losses, as those losses were incurred when Archipelago was treated as a partnership for federal income tax purposes.

        The effective tax rate varied from the U.S. Federal statutory income tax rate due to the following:

	Year ended December 31,
	2005	2004	2003
Federal statutory rate	35.0%	35.0%	35.0%
State, net of Federal tax benefit	5.3	1.8	—
NYSE merger costs	12.3	—	—
Tax exempt interest	(4.6)	—	—
Benefit from deferred taxes(1)	—	(5.7)	—
Former members' income(2)	—	(23.1)	(35.0)
Other	(5.2)	0.4	—

Effective tax rate	42.8%	8.4%	—%

(1)
Archipelago recognized a $3.8 million net deferred tax asset for temporary differences when Holdings LLC converted into a Delaware corporation on August 11, 2004. The corresponding deferred tax benefit lowered Archipelago's effective tax rate for the year ended December 31, 2004.

(2)
For the income earned from the date of the conversion to a Delaware corporation through December 31, 2004, Archipelago provided for income taxes based on a 41.5% combined tax rate. Prior to August 12, 2004, all income taxes were paid by Holdings LLC's former members.

Note 13—Segment Reporting

      Prior to the PCX Holdings acquisition, Archipelago operated in two reportable segments: Transaction Execution Services and Agency Brokerage Services.

        Transaction Execution Services consisted primarily of transaction execution services, market data services on a real-time or summary basis and, through the Archipelago's alliance with the Pacific Exchange, a trading venue for issuers of equity securities, exchange traded funds and structured products. Under Pacific Exchange rules, issuers are listed on the Pacific Exchange for trading on ArcaEx. The customers in this segment are required to hold an ETP or be a broker-dealer introduced to ArcaEx by an ETP. An ETP holder must be a broker-dealer.

        Agency Brokerage Services were provided through Wave and consisted of order execution services, on an agency basis, for orders received from institutions involving primarily Nasdaq and listed securities. This segment provided institutions that are not ETP holders or are not sponsored by ETP holders access to all U.S. Nasdaq and exchange-listed securities markets through ArcaEx. Because Wave's operations are presented as discontinued, Archipelago is no longer required to disclose the information required by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information".

        Following the PCX Holdings acquisition, Archipelago operates in the following two reportable segments: ArcaEx Equities and ArcaEx Options.

        ArcaEx Equities consists primarily of the reportable segment formerly named Transaction Execution Services.

FIN-85

ARCHIPELAGO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13—Segment Reporting (Continued)

        ArcaEx Options consists primarily of transaction execution services, market data services on a real-time or summary basis and a trading venue for issuers of option products. The customers in this segment are required to hold an Option Trading Permit ("OTP"). An OTP holder must be a broker-dealer or associated with a broker dealer.

        Revenues are generated primarily in the United States of America. Revenues derived from one stockholder/former member of Holdings LLC and its affiliates represented approximately 9.6%, 10.2% and 14.2% of the revenues from continuing operations for the years ended December 31, 2005, 2004 and 2003, respectively. All of Archipelago's long lived assets are located in the United States of America.

        Summarized financial information concerning Archipelago's reportable segments is as follows (in thousands):

	ArcaEx Equities	ArcaEx Options	Eliminations	Consolidated
Year ended December 31, 2005
Revenues	$525,195	$16,797	$(648)	$541,344
Depreciation and amortization	19,896	1,735	—	21,631
Expenses	512,284	12,311	(648)	523,947
Operating income	12,911	4,486	—	17,397
Identifiable assets of continuing operations (as of December 31)	462,350	115,289	(12,002)	565,637

Note 14—Commitments and Contingencies

        In the normal course of conducting its business, Archipelago has been involved in various legal proceedings. In the opinion of management, after consultation with legal counsel, the ultimate outcome of pending litigation matters will not have a material adverse effect on the financial condition or results of operations of Archipelago.

        Archipelago leases office space under non-cancelable operating leases and certain computer equipment under capital leases. The future minimum commitments under these non-cancelable leases at December 31, 2005 were as follows (in thousands):

Year ending December 31,
2006	$9,352
2007	8,093
2008	7,016
2009	4,967
Thereafter	13,779

Net minimum lease payments	$43,207

        Total rent expense, including real estate taxes and common area maintenance, was approximately $7.1 million, $4.6 million and $4.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. The rent expense is recorded net of sublease payments received of approximately $0.2 million and $0.5 million for the years ended December 31, 2005 and 2004, respectively.

FIN-86

ARCHIPELAGO HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14—Commitments and Contingencies (Continued)

        Archipelago applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others," which provides accounting and disclosure requirements for certain guarantees. Archipelago has agreed to indemnify its clearing brokers for losses that they may sustain from customer accounts introduced by Archipelago. However, Archipelago has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote. As such, Archipelago has not recorded any liability related to this indemnification. Archipelago is unable to quantify the potential exposure related to the indemnification as it constantly fluctuates based on the number and size of the unsettled transactions outstanding and the difference between the contractual trade price and the current fair value of the stock underlying the unsettled transactions.

Note 15—Net Capital Requirements

        Wave, Archipelago Securities, L.L.C. ("ARCAS"), ATSI and Archipelago Brokerage Services, LLC ("ABS") are registered broker-dealers and are subject to net capital requirements under SEC Rule 15c3-1. Wave, ATSI and ABS compute their net capital using the basic method. Under this method, these subsidiaries must maintain minimum net capital (as defined) and the ratio of aggregate indebtedness (as defined) to net capital may not exceed 15 to 1. ARCAS computes its net capital under the alternative method. This method requires that minimum net capital not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions.

        As of December 31, 2005 and 2004, these subsidiaries were in compliance with their respective net capital requirements and their net capital, net capital in excess of required net capital, and ratio of aggregate indebtedness to net capital were as follows (in thousands, except ratios):

	December 31,
	2005	2004
Net capital
Wave	$5,027	$19,427
ARCAS	13,063	7,043
ATSI	5,671	2,652
ABS	405	N/A
Net capital in excess of required net capital
Wave	$4,497	$18,519
ARCAS	12,813	6,793
ATSI	5,589	2,485
ABS	400	N/A
Ratio of aggregate indebtedness to net capital
Wave	1.58 to 1	0.70 to 1
ARCAS	N/A	N/A
ATSI	0.22 to 1	0.94 to 1
ABS	N/A	N/A

        Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

        Archipelago's international broker-dealer subsidiaries are subject to capital adequacy requirements promulgated by authorities of the countries in which they operate. As of December 31, 2005 and 2004, these subsidiaries had met their local capital adequacy requirements.

FIN-87

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF EURONEXT N.V.

Page
Six Months ended June 30, 2006
Unaudited Interim Condensed Consolidated Income Statements for the six and three months ended June 30, 2006 and 2005	FIN-89
Unaudited Interim Condensed Consolidated Balance Sheets at June 30, 2006 and December 31, 2005	FIN-90
Unaudited Interim Condensed Consolidated Cash Flow Statements for the six months ended June 30, 2006 and 2005	FIN-91
Unaudited Interim Condensed Consolidated Statement of Changes in Equity for the six months ended June 30, 2006 and 2005	FIN-92
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	FIN-93
Years ended December 31, 2005, 2004, and 2003
Independent Accountants' Report	FIN-114
Consolidated Income Statements for the years ended December 31, 2005, 2004, and 2003	FIN-115
Consolidated Balance Sheets at December 31, 2005, 2004, and 2003	FIN-116
Consolidated Cash Flow Statements for the years ended December 31, 2005, 2004 and 2003	FIN-117
Consolidated Statement of Changes in Equity for the years ended December 31, 2005, 2004 and 2003	FIN-118
Notes to the Consolidated Financial Statements	FIN-119

FIN-88

EURONEXT N.V.

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

	Quarter ended June 30, 2006	Quarter ended June 30, 2005	Year-to-date June 30, 2006	Year-to-date June 30, 2005
	In thousands of euros
Revenues
Cash trading	77,071	49,995	150,135	100,827
Listing fees	14,008	9,835	22,877	20,831
Derivatives trading	107,247	86,408	205,017	162,242
MTS fixed income	6,437	—	12,421	—
Settlement and custody	3,476	13,599	7,013	21,994
Information services	28,089	21,936	54,265	43,881
Sale of software	45,356	52,863	89,903	103,177
Other income	7,930	3,985	16,106	8,219
Total revenues	289,614	238,621	557,737	461,171

Costs and expenses
Salaries and employee benefits	65,311	67,749	130,678	131,580
Depreciation	6,832	17,875	14,243	33,312
IT expenses	39,713	27,319	82,352	56,517
Office, telecom and consultancy	41,524	24,672	64,294	51,496
Accommodation	11,418	13,746	22,812	26,355
Marketing	6,607	3,560	10,969	7,413
Other expenses	7,632	7,439	12,056	14,431

Total costs and expenses	179,037	162,360	337,404	321,104
Profit from operations	110,577	76,261	220,333	140,067
Net financing income	1,377	5,381	8,336	7,099
Gain on sale of associates and activities	15	—	15,469	—
Income from associates	5,940	(1,325)	19,326	2,677

Total	7,332	4,056	43,131	9,776
Profit before tax	117,909	80,317	263,464	149,843
Income tax expense	28,735	24,212	64,304	44,726

Profit for the period	89,174	56,105	199,160	105,117

Attributable to:
Shareholders of the parent company	86,631	53,132	193,691	98,389
Minority interest	2,543	2,973	5,469	6,728

	89,174	56,105	199,160	105,117

Earnings per share	In euros
Basic earnings per share	0.77	0.47	1.74	0.88
Diluted earnings per share	0.77	0.46	1.73	0.87

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Before profit appropriation	Note	June 30, 2006	December 31, 2005
		In thousands of euros
Assets
Property and equipment		43,453	50,705
Investment property		4,881	—
Intangible assets		869,799	837,740
Investments in associates		412,304	393,558
Other investments		405,191	383,216
Other receivables		10,939	10,563
Deferred tax assets		11,162	12,450

Total non-current assets		1,757,729	1,688,232
Income tax receivable		15	7
Other receivables		213,840	201,035
Short term financial investments	4	162,121	265,061
Cash and cash equivalents	4	547,069	429,523

Total current assets		923,045	895,626
Disposal group's assets classified as held-for-sale	10	—	17,878

Total assets		2,680,774	2,601,736

Equity and liabilities
Issued capital		112,557	112,557
Share premium	5	746,976	1,080,944
Reserve own shares		5,084	647
Retained earnings		653,531	568,255
Revaluation reserve		(462)	(66)
Currency exchange differences		(45,958)	(41,081)

Shareholders' equity		1,471,728	1,721,256

Minority interests		29,028	33,594
Total equity		1,500,756	1,754,850
Liabilities
Non-current financial liabilities	6	399,797	377,157
Employee benefits provisions		18,271	19,059
Other provisions		3,074	3,425
Deferred tax liabilities		11,990	23,265

Total non-current liabilities		433,132	422,906
Current financial liabilities	6	18,190	27,493
Income tax payable		35,198	29,087
Other payables	5	681,996	345,255
Other provisions		11,502	14,837

Total current liabilities		746,886	416,672
Liabilities directly associated with disposal group's assets classified as held-for-sale	10	—	7,308

Total equity and liabilities		2,680,774	2,601,736

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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UNAUDITED INTERIM CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	Note	Six Months ended June 30, 2006	Six Months ended June 30, 2005
		In thousands of euros
I. Cash flows from operating activities
Profit before tax		263,464	149,843
Adjustments for:
Net financing income		(8,336)	(2,302)
Depreciation		14,243	35,356
Gain on sale of associates and activities		(15,469)	—
Other non-cash or non-operational items		(20,705)	(7,404)

Total cash flow from operations before changes in working capital (a)		233,197	175,493
Decrease/(increase) in non-current receivables		(377)	(1,782)
Decrease/(increase) in other receivables		(27,977)	(13,931)
(Decrease)/increase in short-term payables		22,222	(36,374)

Total changes in working capital (b)		(6,132)	(52,087)
Cash generated from operations (a+b)		227,065	123,406
Income taxes paid		(66,360)	(36,057)
Interest received		11,796	10,425
Interest paid		(9,359)	(9,997)

Net cash flows from operating activities		163,142	87,777
II. Cash flows from investing activities
Investments in tangible assets		(7,009)	(5,135)
Investments in intangible assets		(10,436)	(16,002)
Proceeds from sale of tangible and intangible assets		28	7
Acquisitions, net of cash acquired	7	(18,291)	(3,290)
Disposal of associates and activities	7	(7,286)	—
Other investing activities (net)	4	95,605	(27,485)

Net cash flows from investing activities		52,611	(51,905)
III. Cash flows from financing activities
Loans redeemed		(3,386)	(3,000)
Dividends paid on ordinary shares		(111,212)	(51,113)
Own shares acquired/sold		(464)	199
Other financing activities		4,901	1,499

Net cash flows from financing activities		(110,161)	(52,415)
Effects of exchange rate changes on cash and cash equivalents		(1,963)	8,705
Effects of non-cash revaluation on cash and cash equivalents (*)		3,021	—

Total cash flow over the period		106,650	(7,838)

Change in cash and cash equivalents
At beginning of period (including CIK cash and cash equivalents) (**)		440,419	523,705
At end of period (***)		547,069	515,867

		106,650	(7,838)

(*)
Reflects the impact of non-cash revaluation in the period of Money market funds.

(**)
Cash and cash equivalents at January 1, 2006 include € 10.9 million of cash and cash equivalents that were appropriated to Disposal groups assets classified as held for sale, in relation to the sale of CIK.

(***)
Cash and cash equivalents at June 30, 2005 include € 4.6 million of cash and cash equivalents that were included in Disposal group's assets classified as held for sale, in relation to the sale of LIFFE Market Solutions activities to Atos Euronext Market Solutions.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to shareholders of the parent company
	Issued capital	Share premium	Reserve for own shares	Retained earnings	Revaluation reserve	Currency exchange difference	Total	Minority interests	Total
	In thousands of euros
Balance as at January 1, 2006	112,557	1,080,944	647	568,255	(66)	(41,081)	1,721,256	33,594	1,754,850
Exchange difference on translation of foreign operations	—	—	—	—	—	(4,877)	(4,877)	(448)	(5,325)
Valuation of available-for-sale investments	—	—	—	—	(396)	—	(396)	—	(396)
Other movements	—	—	—	—	—	—	—	799	799

Net income recognised directly in equity	—	—	—	—	(396)	(4,877)	(5,273)	351	(4,922)
Profit for the period	—	—	—	193,691	—	—	193,691	5,469	199,160

Total recognised income and expense for the period	—	—	—	193,691	(396)	(4,877)	188,418	5,820	194,238
Dividends	—	—	—	(111,212)	—	—	(111,212)	(5,725)	(116,937)
Share reduction(*)	—	(333,968)	—	—	—	—	(333,968)	—	(333,968)
Share-based compensation plan	—	—	—	2,797	—	—	2,797	—	2,797
Proceeds from sale of shares in stock option plans	—	—	4,901	—	—	—	4,901	—	4,901
Transactions in own shares	—	—	(464)	—	—	—	(464)	—	(464)
Increase in investment in GL TRADE resulting from put option	—	—	—	—	—	—	—	(4,661)	(4,661)

Balance as at June 30, 2006	112,557	746,976	5,084	653,531	(462)	(45,958)	1,471,728	29,028	1,500,756

	Attributable to shareholders of the parent company
	Issued capital	Share premium	Reserve for own shares	Retained earnings	Revaluation reserve	Currency exchange difference	Total	Minority interests	Total
	In thousands of euros
Balance as at January 1, 2005	122,112	1,172,706	(227,073)	509,733	(46)	(54,003)	1,523,429	21,016	1,544,445

Exchange difference on translation of foreign operations	—	—	—	—	—	17,952	17,952	172	18,124
Valuation of available-for-sale investments	—	—	—	—	10	—	10	—	10
Other movements	—	—	—	—	—	—	—	577	577

Net income recognised directly in equity	—	—	—	—	10	17,952	17,962	749	18,711
Profit for the period	—	—	—	98,389	—	—	98,389	6,728	105,117

Total recognised income and expense for the period	—	—	—	98,389	10	17,952	116,351	7,477	123,828
Dividends	—	—	—	(66,449)	—	—	(66,449)	(6,433)	(72,882)
Share-based compensation plan	—	—	—	868	—	—	868	—	868
Proceeds from sale of shares in stock option plans	—	—	1,370	—	—	—	1,370	—	1,370
Transactions in own shares	—	—	(575)	—	—	—	(575)	—	(575)
Cancellation of own shares	(9,555)	(91,762)	220,723	(119,406)	—	—	—	—	—

Balance as at June 30, 2005	112,557	1,080,944	(5,555)	423,135	(36)	(36,051)	1,574,994	22,060	1,597,054

(*)
See note 5

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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1    Introduction

        Euronext is a company domiciled in the Netherlands. The consolidated interim financial statements of Euronext for the period ended June 30, 2006 comprise Euronext and its subsidiaries, together referred to as the "Group," and the Group's interests in associates and jointly controlled entities.

2    Basis of preparation and accounting policies

Basis of preparation

        The consolidated interim financial statements for the period ended June 30, 2006 have been prepared in accordance with IAS 34 "Interim Financial Reporting." The consolidated interim financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as at December 31, 2005.

Significant accounting policies

        The accounting policies and methods of computation used for the preparation of the financial information as of June 30, 2006 and for the periods ended June 30, 2006 and 2005 are consistent with those used in the consolidated financial statements for the year ended December 31, 2005, with the following exception, which was first applied as at January 1, 2006:

          In 2005, the IASB made an amendment to IAS 39 "Financial Instruments: Recognition and Measurements"—the Fair Value Option—effective for financial statements beginning on or after January 1, 2006. This amendment limits the possibility to designate a financial asset or a financial liability (or a group of financial assets, financial liabilities or both) on initial recognition as at fair value through profit or loss. As a consequence, certain investments held by the Group that were previously classified as investments at fair value through profit and loss have been reclassified as available-for-sale. These investments continue to be stated at fair value, while any resultant unrealized gains or losses are recognized directly in equity, as from January 1, 2006

        As a result of this change in accounting policy, a total expense of € 0.8 million (€ 0.6 million after tax) that would have been recognized in the income statement, has been recognized directly in equity in the six-month period ended June 30, 2006.

        The other amendments to standards (IAS 19, IAS 21, IAS 39, IFRS 4) and interpretations (IFRIC 4, IFRIC 5, IFRIC 6) mandatory for the financial year ending December 31, 2006 and effective for financial statements beginning on or after January 1, 2006 have no impact on the Group.

        Amendments to standards (IAS 1, IFRS 7) and interpretations (IFRIC 7, IFRIC 8, IFRIC 9) that were issued but are not effective for 2006 have not been early adopted by the Group.

Reconciliation to U.S. GAAP

        The consolidated financial statements of Euronext Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") as described above. IFRS differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP").

        The application of U.S. GAAP would have affected the Group's consolidated net income for the six-month period ended June 30, 2006 and its shareholders' equity as of June 30, 2006. For an explanation

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2    Basis of preparation and accounting policies (Continued)

of the variation, reference is made to paragraph 11 "Summary of Differences Between International Financial Reporting Standards and United States Generally Accepted Accounting Principles."

3    Volatility of revenues

        The revenues of the Group are influenced more by the volatility and volume of transactions in the capital market than by seasonal factors.

4    Cash management

        Investments and disinvestments in current short-term financial assets are made in the context of the overall management of the Group's cash position of which cash, cash equivalents and short-term financial investments constitute a global treasury portfolio. In the six-month period ended June 30, 2006, the short-term financial assets decreased by € 102.9 million, consisting of € 98.8 million net disposal of short-term financial assets (cash component) and € 4.2 million revaluation (non-cash component).

        The cash, cash equivalents and short-term financial investments are comprised of the following:

Cash and cash equivalents

	June 30, 2006	December 31, 2005
	In thousands of euros
Cash	95	111
Bank balances	93,953	163,484
Money market funds	249,233	211,068
Other short-term interest bearing investments	203,788	54,860

Total	547,069	429,523

Short-term financial investments

	June 30, 2006	December 31, 2005
	In thousands of euros
Equity securities (available for sale)	19,683	20,449
Money market funds (at fair value through profit or loss)	10,863	10,699
Short-term interest investments	131,575	231,643
Interest rate swap	—	2,270

Total	162,121	265,061

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4    Cash management (Continued)

        The net cash flow from other investing activities in the reporting period is explained as follows:

	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
	In thousands of euros
(Investments)/disinvestments in current short-term financial assets	98,820	(23,549)
Acquisitions in, disposal of and distribution by investments in associates	—	1,210
Distribution to minority shareholders	(7,126)	(6,433)
Other investing activities	3,911	1,287

Total	95,605	(27,485)

5    Dividends paid and share capital reduction

	June 30, 2006	June 30, 2005
	In thousands of euros
Declared and paid during the six month period
Dividends on ordinary shares:
Final dividend for 2005: € 1.00 (2004: € 0.60)	111,212	51,113

Proposed and approved (recognised as a liability as at 30 June):
Share capital reduction: € 3.00 (2004: none)	333,968	—

        The Annual General Meeting of May 23, 2006 approved a share capital repayment of € 3.00 per qualifying ordinary share. At balance sheet date, the total of this repayment, € 334 million, is recognized as a short-term payable in the balance sheet. Prior to the repayment in August 2006, share capital was increased to €9.00 per share and subsequently decreased to €6.00 per share. The difference of €3.00 was paid to shareholders by a transfer from share premium.

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6    Financial liabilities

	June 30, 2006	December 31, 2005
	In thousands of euros
Non-current financial liabilities
Loans and borrowings
Bond loan	358,584	368,157
Bank borrowings	6,000	9,000
Put option granted to minority shareholders	35,213	—

Total	399,797	377,157

	June 30, 2006	December 31, 2005
Current financial liabilities
Loans and borrowings
Bank borrowings	3,354	3,193
Loan notes	5,217	5,652
Other financial liabilities
Interest rate swap	3,881	—
Put option granted to minority shareholders	5,600	18,567
Other short-term financial liabilities	138	81

Total	18,190	27,493

7    Effect of acquisitions and disposals of subsidiaries

ACQUISITIONS

Increase in investment in GL TRADE

        GL TRADE founders were granted a put option on up to 10.5% of GL TRADE share capital. The option can be exercised at any time after February 28, 2006. The exercise price has been set at the average market value of the previous 40 trading days, less 1 euro. The present value of the exercise price of the option is reflected as a non-current financial liability. The difference between the exercise price of the put option and the corresponding minority interest has been recognized as goodwill.

Other acquisitions

        In the first quarter of 2006, the Group acquired Companynews Group, a distributor of news from listed companies. The purchase price of Companynews Group amounted to € 5.6 million. The assets, liabilities, results and cash flows of CompanynewsGroup have been included in the consolidated financial statements of Euronext from March 1, 2006 onwards.

        In 2005, Euronext and Borsa Italiana through MBE Holding subscribed to 51% of the share capital of MTS. As a result of a pre-emptive rights and sale mechanism, MBE Holding was committed to acquire an additional stake in MTS of 9.37%. The Euronext share in the commitment, €12.6 million, was reflected as a financial liability at December 31, 2005. In 2006 this additional share capital was paid for in cash

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7    Effect of acquisitions and disposals of subsidiaries (Continued)

DISPOSALS

CIK

        On November 9, 2005 Euroclear plc and Euronext signed a share purchase agreement for the full acquisition by Euroclear plc of CIK, the central securities depository of Belgium that was a wholly-owned subsidiary of Euronext. This transaction has been completed on January 1, 2006 and Euronext ceased to control and therefore to consolidate CIK from January 1, 2006. The capital gain recognized in January 2006 amounts to € 15.5 million.

        Prior to their disposal, the assets and liabilities of CIK were considered as "held for sale" according to the definitions of IFRS 5 "Non-current Assets Held-for-sale and Discontinued Operations" with subsequent recognition as "Disposal groups assets classified as held-for-sale" and "Liabilities directly associated with disposal groups assets classified as held-for-sale" in the balance sheet.

In thousands of euros
Consideration received:
—Shares in Euroclear plc	22,001
—Cash	3,653

Total	25,654
Net assets disposed of:
—Assets	(17,493)
—Liabilities	7,308

Total	(10,185)

Capital gain	15,469

Cash flows:
—Cash consideration received	3,653
—of which received prior to 2006	(43)
—Cash disposed of	(10,896)

Total cash flow	(7,286)

8    Segment reporting

        The Group's risks and returns are predominantly managed by business units. The primary format for reporting segment information therefore is by business segments. The Group generally accounts for inter segment sales as if transfers were made to third parties at current prices (arm's length).

Business segments (primary segmentation)

        The Group comprises the following main business segments:

  •
  Cash Trading: the management of trading in all cash instruments (stocks, bonds and structured products such as warrants, certificates and exchange-traded funds).

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8    Segment reporting (Continued)

  •
  Listing: the listing of all cash instruments as mentioned above.

  •
  Derivatives Trading: the management of trading in a wide range of derivatives products.

  •
  MTS Fixed income: the management of trading in bonds and repos.

  •
  Information Services: the sale of market data and related information.

  •
  Settlement & Custody: the settlement of transactions and the safe-custody of physical securities.

  •
  Sale of Software: the provision of electronic trading solutions.

Business segments (primary segmentation)

	Six Months ended June 30, 2006
	Cash Trading	Listing	Derivatives Trading	MTS Fixed Income	Information Services	Settlement & Custody	Sale of Software	Holding & Unallocated	Total
	(in thousands)
Revenues by segment:
External sales	150,135	22,877	205,017	12,421	54,265	7,013	89,903	16,106	557,737
Intersegment reallocations	5,481	57	9,827	3,073	(14,959)	96	343	(3,918)	—

Segment revenue	155,616	22,934	214,844	15,494	39,306	7,109	90,246	12,188	557,737
Segment expenses	(63,331)	(12,347)	(106,181)	(11,289)	(19,259)	(2,402)	(75,667)	(46,928)	(337,404)

Profit from operations per segment	92,285	10,587	108,663	4,205	20,047	4,707	14,579	(34,740)	220,333

	Six Months ended June 30, 2005
	Cash Trading	Listing	Derivatives Trading	MTS Fixed Income	Information Services	Settlement & Custody	Sale of Software	Holding & Unallocated	Total
	(in thousands)
Revenues by segment:
External sales	100,827	20,831	162,242	—	43,881	21,994	103,177	8,219	461,171
Intersegment reallocations	6,203	59	24,594	—	(12,732)	700	(15,822)	(3,002)	—

Segment revenue	107,030	20,890	186,836	—	31,149	22,694	87,355	5,217	461,171
Segment expenses	(66,548)	(10,068)	(124,692)	—	(16,216)	(10,337)	(72,543)	(20,700)	(321,104)

Profit from operations per segment	40,482	10,822	62,144	—	14,933	12,357	14,812	(15,483)	140,067

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9    Legal Proceedings

        Certain claims have been submitted against the Group and are being contested by the Group companies concerned. In view of the information currently available, legal advice obtained and the amounts provided for, it is expected that the outcome will not have a substantial adverse effect on the Group's financial position. The most important litigation relates to the following:

Via Net.Works Inc.

        Following the IPO of Via Net.Works Inc. on the Euronext Amsterdam market and Nasdaq on February 11, 2000, the Euronext Amsterdam market was criticized by the media for allowing trading in shares of Via Net.Works Inc. to start before trading started on Nasdaq. Prior to the start of trading of these shares on Nasdaq, trading on the Euronext Amsterdam market opened and closed at a price of € 89 per share. After the close of trading on the Amsterdam market, trading on the Nasdaq opened at a price of $41 per share. At the start of the next trading day, Via Net.Works Inc. share price on the Amsterdam market dropped to € 50 per share. The STE (the predecessor of the AFM) conducted an inquiry into the listing of Via Net.Works. In 2002, the AFM notified Euronext Amsterdam that it had decided not to fine or sanction the company in connection with this IPO. This decision is final.

        Following the IPO, legal proceedings were instituted against the Amsterdam Exchanges N.V., the predecessor of Euronext Amsterdam, by a private investor and the Via Net.Works Foundation, claiming to represent approximately 600 investors and currently claiming compensation in respect of trading losses of approximately € 11 million. Euronext Amsterdam is strongly defending itself against these claims. The private investor claim (€ 250,000) and Foundation claim were both dismissed by the District Court of Amsterdam. Appeals were filed by the parties with the Amsterdam Court of Appeals and judgment is pending in both cases.

NCP

        To date, 48 dealers on the French Derivative Markets (NCPs) have filed similar claims on several dates against Euronext Paris before the Paris Commercial Court, claiming damages due to the malfunction of the IT platform for derivatives trading at the time of the migration from floor to screen trading, and also to the development of automated price injection models, which strongly reduced their own trading activity.

        Damages claimed to date total 73.8 million euros. Since the basis of the claim and its legal grounds were considered unclear, no provision was recorded as of December 31, 2005 or as of June 30, 2006.

Trading Technologies

        Euronext's subsidiary, GL TRADE, is involved in a litigation initiated by Trading Technologies (TT) in the U.S., which also concerns other companies in the same industry as GL TRADE. TT alleges infringement of its patents relating to trading screen technology. TT has not yet specified the amount of damages it is seeking. Since it pre-existed TT by many years, GL TRADE believes that it has a strong "prior art" defense, and therefore did not record a provision in respect of this litigation as of December 31, 2005 or as of June 30, 2006.

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10    Related party transactions

Identification of related parties

        The Group identifies related-party relationships with its subsidiaries, joint venture and associates, with its Managing Board (which the Group considers to be its key personnel) and with certain employee foundations, such as pension funds and employee share foundations.

Transactions with related parties

        The following table provides the total amount of transactions which have been entered into with related parties during the six months ended June 30, 2006 and June 30, 2005. All transactions are priced on an arm's length basis.

		Income from related parties	Expense with related parties
		In millions of euros
Associates (*):
Atos Euronext Market Solutions	2006	10.2	(68.6)
(Prior to July 1, 2005: AtosEuronext)	2005	3.2	(35.2)
LCH.Clearnet
Retrocession fees	2006	31.0	—
Charged administrative services	2006	1.9	(0.1)
	total	32.9	(0.1)
Retrocession fees	2005	15.2	—
Charged administrative services	2005	8.5	(0.5)
	total	23.7	(0.5)

(*)
This table excludes associates with which the amounts of transactions are deemed insignificant.

Transactions with Atos Euronext Market Solutions (prior to July 1, 2005: Atos Euronext)

        Atos Euronext Market Solutions is an associate held 50/50% by AtosOrigin S.A. and the Group under control of AtosOrigin S.A.

        In the six-month period ended June 30, 2006, Atos Euronext Market Solutions invoiced € 78.2 million of IT expenses (June 30, 2005: € 36.6 million) of which € 68.6 million is charged to the income statement (June 30, 2005: € 35.2 million) and € 9.6 million is capitalized (June 30, 2005: € 1.4 million). The Group charged € 10.2 million to Atos Euronext Market Solutions in connection with services rendered and other recharges (June 30, 2005: € 3.2 million).

Transactions with LCH.Clearnet

        The income from LCH.Clearnet largely consists of retrocession fees collected by LCH.Clearnet from Clearing members, for clearing services provided in relation to their transactions on the markets operated by Euronext. LCH.Clearnet pays to the Group part of these fees collected on its behalf. These retrocession fees are recognized as revenues in the line items "Cash Trading" and "Derivatives Trading" in the income

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10    Related party transactions (Continued)

statement. In addition to retrocession fees received, the Group recharged costs for various services provided to LCH.Clearnet, based on Service level agreements.

Transactions with Key personnel

        There are no loans and guarantees made to members of the Managing Board. There have been no transactions involving members of the Managing Board. Members of the Managing Board participate in stock options and share plans of the Group.

Group shares held by related parties

        The following table provides the total number of shares in Euronext N.V. that are held by related parties:

	June 30, 2006	December 31, 2005
Number of shares
FCPE Paris Bourse Actions (1)	253,466	296,317
FCPE Euronext Growth (2)	273,590	356,537
FCPE GL TRADE Actions (1)(3)	67,810	70,466
FCPE GL TRADE Actions (2)(4)	49,862	40,756
Stichting Option Plan SBF	91,780	384,128
Pension funds	70,400	70,400

(1)
FCPE Paris Bourse Actions is an employee corporate investment trust managing the employee stock ownership plan of Euronext Paris.

(2)
FCPE Euronext Growth is an employee corporate investment trust managing the employee stock ownership plan that was established for all Euronext employees in connection with the IPO of July 2001.

(3)
FCPE GL TRADE Actions 1 is an employee corporate investment trust of GL TRADE.

(4)
FCPE GL TRADE Actions 2 is another employee corporate investment trust of Euronext Paris.

11    Summary of differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles

      The consolidated financial statements of Euronext Group have been prepared in accordance with International Financial Reporting Standards ("IFRS").

        IFRS differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP").

        The application of U.S. GAAP would have affected the Group's consolidated net income attributable to shareholders of the parent company for the six-month periods ended June 30, 2006 and 2005 and its shareholders' equity as of June 30, 2006 and December 31, 2005 as provided in the tables below.

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11.1.    Reconciliation of consolidated net income from IFRS to U.S. GAAP

		Six Month Periods Ended June 30
		2006	2005
		In thousands of euros
Note
	Consolidated net income attributable to shareholders of the parent company as reported in accordance with IFRS	193,691	98,389
A	Business Combinations
	Gain/Loss on sales of activities	1,038	851
	Impairment and amortization of intangible assets (including goodwill)	(11,053)	(10,884)
B	Admission fees	(5,817)	(4,777)
C	Derivatives and hedging	(6,172)	6,922
D	Financial instruments	(2,230)	(214)
E	Foreign currency exchange gains and losses on available for sale debt securities	(1,043)	4,859
F	Employee benefits	(692)	(2,063)
G	Share-based payment	(12,058)	(552)
H	Software revenue recognition	—	2,316
I	Other	301	(2,811)
J	Put options granted to minority interests	1,418	—
A	Deferred tax related to Business Combinations	9,485	8,187
L	Tax effect of other U.S. GAAP adjustments	2,822	331
	TOTAL U.S. GAAP Adjustments	(24,001)	2,164
	Consolidated net income attributable to shareholders of the parent company as determined in accordance with U.S. GAAP	169,690	100,553

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11.2.    Reconciliation of shareholders' equity from IFRS to U.S. GAAP

		June 30, 2006	December 31, 2005
		In thousands of euros
Note
	Consolidated shareholders' equity as reported in accordance with IFRS	1,471,728	1,721,256
A	Business Combinations
	Gain/Loss on sales of activities	52,709	51,591
	Impairment and amortization of intangible assets (including goodwill)	6,402	17,646
B	Admission fees	(83,383)	(77,567)
C	Derivatives and hedging	(1,488)	4,684
F	Employee benefits	(4,947)	(21,443)
G	Share-based payment	(18,952)	—
I	Other	5,163	4,862
J	Put options granted to minority interests	1,465	47
A	Deferred tax related to Business Combinations	96,282	86,982
L	Tax effect of other U.S. GAAP adjustments	29,722	32,812
	TOTAL U.S. GAAP Adjustments	82,973	99,614
	Consolidated shareholders' equity as determined in accordance with U.S. GAAP	1,554,701	1,820,870

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11.3    Description of differences between accounting principles applied to prepare the consolidated financial statements under IFRS and U.S. GAAP

A—Business Combinations

Impairment and amortization of intangible assets (including goodwill)

        For financial reporting purposes, the cost of acquiring a business is allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition for both IFRS and U.S. GAAP. Any excess of purchase cost over the fair values assigned to the acquired net assets is reported as goodwill.

        Under IFRS, goodwill and acquired identifiable intangible assets were amortized ratably to earnings over their estimated useful lives. The Group adopted IFRS 3 for all business combinations agreed on or after March 31, 2004 and consequently did not amortize goodwill on acquisitions made after March 31, 2004. Starting January 1, 2005, the Group no longer amortizes goodwill relating to acquisitions made before March 31, 2004. When necessary, goodwill impairment charges are reported in earnings with a corresponding reduction in the carrying value of goodwill.

        Under U.S. GAAP, goodwill acquired in business combinations occurring prior to June 30, 2001 was capitalized and amortized on a straight-line basis over its estimated useful life with respect to business combinations completed prior to June 30, 2001. In its application of U.S. GAAP, the Group first applied the provisions in Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations" ("SFAS 141") and SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") for business combinations initiated after June 30, 2001. From January 1, 2002, the provisions of SFAS 142 were also applied to goodwill and other intangible assets acquired prior to June 30, 2001. Since the adoption of SFAS 141 and SFAS 142, goodwill and indefinite life intangible assets are no longer amortized, but instead tested, at least annually, for impairment.

        Application of U.S. GAAP under SFAS 141 and 142 required the Group to identify, to measure, and to separately account for intangible assets such as licenses, customer relationships, trademarks and technology apart from goodwill. For this purpose, independent valuations were prepared using estimates and assumptions provided by management.

        The significant transactions were revisited for U.S. GAAP purposes and include the merger between the Amsterdam, Brussels and Paris exchanges in 2000, the acquisitions of Liffe and BVLP in 2002, the acquisition of MTS in 2005 and the acquisition of a further 10 % stake in GL TRADE in 2005 as well as the Atos Euronext, AEMS and LCH.Clearnet transactions.

        In addition, reconciling items related to impairment arise based on differences in the initial measurement of other intangible assets described above and the impairment test itself. The impairment test under IFRS consists of comparing the carrying amount of an asset to its recoverable amount, which is the higher of the fair value less costs to sell and the value in use of the asset. The excess of the carrying amount over the recoverable amount is recorded as an impairment loss.

        Under U.S. GAAP, the impairment test for intangible assets subject to amortization is conducted in two steps. The first step is to compare the carrying amount to undiscounted future cash flows. If the carrying amount is higher than the sum of the undiscounted cash flows, the second step is to calculate the impairment based on discounted cash flows expected from the use and eventual disposition of the asset.

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11.3    Description of differences between accounting principles applied to prepare the consolidated financial statements under IFRS and U.S. GAAP (Continued)

For intangible assets not subject to amortization, the impairment test consists of a comparison of the fair value of the intangible assets to its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

        Under U.S. GAAP goodwill is tested for impairment annually. The impairment test is also comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the reporting unit's fair value of all assets and liabilities, including goodwill, to their carrying amounts. If the carrying amount exceeds the fair value of the reporting unit, a second step is performed, which compares the implied fair value of the applicable reporting unit's goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any.

        The above items resulted in the following impacts on Euronext consolidated shareholders' equity and consolidated net income attributable to shareholders of the parent company in order to reconcile to U.S. GAAP:

	Consolidated shareholders' equity
	June 30, 2006	December 31, 2005
	(In thousands of euros)
Amortization and impairment of indefinite life intangible assets(*)	(16,304)	(16,304)
Amortization and impairment of definite life intangible assets	(147,128)	(136,692)
Amortization and impairment of goodwill	169,834	170,642

Total impairment and amortization of intangible assets (including goodwill)	6,402	17,646

        Consolidated shareholders' equity variance is composed of consolidated net income attributable to shareholders of the parent company for the period and the effect of currency translation differences.

	Consolidated net income attributable to shareholders of the parent company for the Six month periods ended June 30
	2006	2005
	(In thousands of euros)
Amortization and impairment of indefinite life intangible assets (*)	—	—
Amortization and impairment of definite life intangible assets	(11,053)	(10,884)
Amortization and impairment of goodwill	—	—

Total impairment and amortization of intangible assets (including goodwill)	(11,053)	(10,884)

        (*) In accordance with APB 17 "Intangible Assets", identified indefinite life intangible assets have been amortized until January 1, 2002.

  Gain/Loss on sales of activities

        The differences in carrying amounts of intangible assets (including goodwill) between IFRS and U.S. GAAP result in different gains and losses on subsequent sales of activities, primarily related to clearing, IT,

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settlement and custody activities. This resulted in the following impacts on Euronext consolidated shareholders' equity and consolidated net income attributable to shareholders of the parent company to reconcile to U.S. GAAP:

	Consolidated shareholders' equity
	June 30, 2006	December 31, 2005
	(In thousands of euros)
Gain/Loss on sales of activities	52,709	51,591

        Consolidated shareholders' equity variance is composed of consolidated net income attributable to shareholders of the parent company for the period and the effect of currency translation differences.

	Consolidated net income attributable to shareholders of the parent company for the Six month periods ended June 30
	2006	2005
	(In thousands of euros)
Gain/Loss on sales of activities	1,038	851

  Deferred tax related to Business Combinations

        Since the identifiable intangible assets other than goodwill do not have a tax basis, a deferred tax liability was recognized by Euronext under U.S. GAAP for the tax consequences on the related temporary differences. These temporary differences reverse and the deferred tax liability is being reduced as the carrying amounts of the intangible assets are being amortized to earnings or reversed to earnings in case of sale. Such difference is reflected as a separate reconciling line item named "Deferred tax related to Business Combinations" in the reconciliation tables.

        The schedule below reflects the impact of the adjustments from IFRS to U.S. GAAP as at December 31, 2005 and June 30, 2006 for the above mentioned business combinations and the effect of the adjustments mentioned below in Items J and K.

	June 2006	December 2005	Estimated Useful Life
	In thousands of euros
Decrease in goodwill	428,804	399,450
Increase in:
Regulatory licenses	433,855	435,325	Indefinite
Customer relationships	190,294	197,326	20 years
Trade marks	27,262	27,514	Indefinite
Technology	5,326	5,977	3 to 6 years
Total intangibles (including goodwill)	227,933	266,692
Increase in deferred tax liabilities on intangibles	194,801	203,660

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B—Admission fees

        Euronext collects admission fees from issuers that first offer their securities for trading in the public market. Euronext immediately recognizes such fees as revenue under the guidance in IAS 18, "Revenue" when an issuer's securities are first listed.

        U.S. GAAP interpretation provided by the Securities and Exchange Commission ("SEC") reflected in the SEC Staff Accounting Bulletin No. 104, "Revenue Recognition," requires recognition of those admission fees over the period in which the services are provided. Accordingly, under U.S. GAAP, Euronext recognizes admission fees on a straight-line basis over the estimated service periods of 10 years.

        The application of U.S. GAAP results in lower revenues of € 5.8 million and € 4.8 million for the six month periods ended June 30, 2006 and 2005, respectively, related to the deferral of portions of the admission fees charged in those periods offset by the amortization of admissions fees charged in prior periods. As of June 30, 2006 and December 31, 2005, deferred revenues related to admission fees amounted to € 83.4 million and € 77.6 million, respectively.

C—Derivatives and hedging

        Under IFRS, Euronext incurred a GBP 250 million denominated fixed-rate debt obligation in February 2004 that was economically swapped into a floating rate liability using an interest rate swap that was designated by management as a fair value hedge of interest rate risk in accordance with IAS 39, "Financial Instruments." Under the fair value hedge both qualifying portion of the debt and the interest rate swap contract are carried at fair value with changes in fair value being reported in earnings.

        The prospective assessment of hedge effectiveness is documented according to the rules stated in the application guidance of IAS 39 by asserting that the critical terms of the hedged liability match those of the hedging instrument. Critical terms include the notional and principal amounts, the maturity, the interest payment dates and the principal repayment dates. In order to avoid the situation described in § 109 of the application guidance of IAS 39, Euronext's policy is to enter into hedging derivatives with highly rated counterparts in order to minimize the credit risk on such instruments. For prospective assessment of the hedge effectiveness, Euronext ascertains at each closing date that the counterparty to the hedging derivative does not evidence a credit risk that would create some changes in value of the hedging swap not reflected in the hedged liability. The retrospective assessment of hedge effectiveness is performed using the cumulative dollar offset method which consists in comparing the fair value of the hedging swap with the change in fair value of the hedged liability due to changes in GBP Libor swap rates. Prospective and retrospective assessments of hedge effectiveness are conducted at each closing date.

        The documentation established for IAS 39 purposes does not comply with U.S. GAAP requirements because the prospective effectiveness assessment under IAS 39 is documented by analyzing the critical terms of the swap and the bond, which is not permitted under U.S. GAAP. As a result, for U.S. GAAP purposes, this interest rate swap does not qualify as a hedging instrument. Therefore the bond remains reported at amortized cost, and the swap is recognized as a trading derivative which is marked to market at each reporting period through earnings. As a result, under U.S. GAAP Euronext recorded a reconciling adjustment to decrease consolidated net income attributable to shareholders of the parent company of € 6.2 million for the six month period ended June 30, 2006 and to increase consolidated net income

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11.3    Description of differences between accounting principles applied to prepare the consolidated financial statements under IFRS and U.S. GAAP (Continued)

attributable to shareholders of the parent company of € 6.9 million for the six month period ended June 30, 2005.

D—Financial instruments

        Under IFRS, Euronext's current investments in equity securities and money market funds have been designated by management as "Financial assets at Fair Value through Profit and Loss" ("the Fair Value Option") in accordance with IAS 39.9. As a consequence of the amendment to IAS 39 the Fair Value Option effective for annual periods beginning on or after January 1, 2006, current investments in equity securities held by Euronext previously classified as "Financial Assets at Fair Value through Profit and Loss" in 2005 have been reclassified as available for sale ("AFS") securities in 2006 (with changes in fair value through equity). As of June 30, 2006, money market funds are still designated by management as "Financial Assets at Fair Value through Profit and Loss".

        Under U.S. GAAP, SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities," does not allow an entity to apply the IFRS "Fair value option" and Euronext's current investment in equity securities and money market funds are reported as AFS securities at fair value under SFAS 115 with unrealized gains and losses being reported in shareholders' equity net of their related tax consequences.

        The reconciling item as of June 30, 2006 only relates to the change in market valuation from December 31, 2005 of Euronext's investments in money market funds, which under IFRS is included in profit and loss and under U.S. GAAP is included in shareholders' equity.

E—Foreign currency exchange gains and losses on available for sale debt securities

        Under IFRS and U.S. GAAP, investments in debt securities that are classified by management as AFS are carried in the balance sheet at fair value with changes in fair value reported directly in shareholders' equity.

        For purposes of determining the change in fair value to be reported in equity, the portion of the change in value relating to foreign currency exchange rate changes that occur during the period is reported in earnings and are not deferred in shareholders' equity for IFRS.

        Under U.S. GAAP, under the guidance in EITF 96-15 "Accounting for the Effects of Changes in Foreign Currency Exchange Rates on Foreign-Currency-Denominated Available-for-Sale Debt Securities," as amended by SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," changes in value of AFS securities that result from changes in foreign currency exchange rates are reported in shareholder's equity and transferred to earnings as a component of gain or loss only upon sale of the instrument.

F—Employee benefits

        Under IFRS, accounting for pensions and other post-employment benefits is made in accordance with IAS 19, "Employee Benefits." The Group's net obligation is measured by estimating future benefits employees have earned. Pension and benefit costs are recognized in earnings over the service periods.

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11.3    Description of differences between accounting principles applied to prepare the consolidated financial statements under IFRS and U.S. GAAP (Continued)

        The significant differences between IAS 19 and U.S. GAAP under SFAS 87, "Accounting for Pensions," SFAS 88, "Accounting for Pension Settlements and Curtailments," SFAS 106, "Accounting for Postretirement Benefits," and SFAS 112, "Employers' Accounting for Post Employment Benefit," that affect the Group are:

  •
  Different dates of implementation for the parent company of the Group caused most of the differences in the accumulated actuarial gains and losses. For the acquired entities, both IAS 19 and U.S. GAAP have been implemented since the acquisition date.

  •
  In addition, under U.S. GAAP, an additional minimum pension liability should be recognized if the positive difference between the accumulated benefit obligation and the fair value of the plan assets is greater than the accrued liability. The additional minimum pension liability is recognized and an intangible asset is recognized for an amount not exceeding the amount of unrecognized prior service cost. If the additional minimum pension liability required to be recognized exceeds unrecognized prior service cost, the excess is reported as a reduction of other comprehensive income as a component of shareholders' equity. Such an additional minimum liability is not recognized under IAS 19.

        The effect of these differences on consolidated shareholders' equity can be summarized as follows:

	June 30, 2006	December 31, 2005
	(Thousands of euros)
Accumulated actuarial gains and losses	(4,265)	(4,172)
Additional minimum pension liability	(682)	(17,271)

U.S. GAAP adjustment	(4,947)	(21,443)

        The effect of these differences on consolidated net income attributable to shareholders of the parent company are summarized as follows:

	Six month periods ended June 30,
	2006	2005
	(Thousands of euros)
Amortization of unrecognized actuarial gains and losses	(692)	(344)
Amortization of unrecognized prior service cost	—	(1,719)

U.S. GAAP adjustment	(692)	(2,063)

G—Share-based payments

        In accordance with IFRS2 "Share-based Payment", Euronext recognized compensation expenses for all share-based programs that were granted after November 7, 2002. An estimated cost for the granted instruments, based on the instruments' fair value at grant date and the number of instruments expected to vest is charged to the income statement, with a corresponding increase in equity or liabilities if the award is cash-settled, over the vesting period on a straight line basis. The fair value of the options is measured using

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a binomial model, taking into account the terms and conditions upon which the options were granted. As of June 30, 2006, there are no grants outstanding which would require cash settlement.

        Under U.S. GAAP, until December 31, 2005, Euronext applied the intrinsic value method in accordance with Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") for share-based programs with employees, including those plans prior to November 7, 2002, and the plans are either classified as fixed or variable plans. Under APB 25, compensation expense is determined, using the intrinsic value method, as the difference between the market price and the exercise price of the share-based award. For fixed plans compensation expense is determined on the grant date. For variable plans compensation is remeasured at each balance sheet date until the award becomes vested.

        Starting January 1, 2006, the Company adopted SFAS 123 (R) "Share-Based Payments" ("FAS 123R") using the prospective modified method. Under the modified prospective method, share-based compensation is recognized based on the fair value of the awards for:

  •
  New share-based payment awards granted;

  •
  Awards modified, repurchased, or cancelled after the required effective date; and

  •
  The remaining portion of the requisite service under previously-granted

  •
  Unvested awards outstanding as of the required effective date.

        The main effect of adopting the standard on January 1, 2006 concerned Euronext stock option awards granted in 2004. Under FAS 123(R), Euronext stock option awards granted in 2004, which were previously classified as an equity instrument under APB 25, are classified as a liability due to conditions in the awards that are not service, performance or market conditions as described in FAS 123(R). This liability was recognized at its fair value of € 6.0 million at January 1, 2006 by reducing equity. The difference between the fair value of the liability recognized at January 1, 2006 and the previously recognized compensation cost until that date amounted to € 0.2 million and was recognized in the income statement, net of any related tax effect, as the cumulative effect of the change in accounting principle. The fair value of this liability-classified award is remeasured at each period-end based on the current share price and other pertinent factors. The change in the fair value of this liability-classified award, net of any related tax effect was recognized in the consolidated income statement of the period as an additional stock compensation expense. For the six month period ended June 30, 2006, stock compensation expense for an amount of € 12.1 million was recorded under U.S. GAAP in relation to these liability-classified stock option awards, in addition to the € 0.7 million already recognized under IFRS.

H—Software Revenue Recognition

        LIFFE CONNECT® software sales are comprised of revenues from fees received for the sale of software licenses. These revenues are recognized in accordance with the substance of the licensing agreements. Under IFRS, revenues from licensing agreements with a specified period of time are amortized on a straight-line basis over the life of the agreements. Fees received under unlimited licensing agreements for which the Group has no remaining obligations to perform or to deliver are recognized immediately.

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11.3    Description of differences between accounting principles applied to prepare the consolidated financial statements under IFRS and U.S. GAAP (Continued)

        Under U.S. GAAP, the rules for revenue recognition under multiple-element arrangements are detailed and prescriptive. These rules include the requirement that revenues be allocated to the respective elements of such an arrangement on the basis of Vendor Specific Objective Evidence of Fair Value ("VSOE") for each element. Statement of Position ("SOP") 97-2 'Software Revenue Recognition' sets out precise requirements for establishing VSOE for valuing elements of certain multiple-element arrangements. When VSOE for individual elements of an arrangement cannot be established in accordance with SOP 97-2, revenue is generally deferred and recognized upon delivery of the final element.

        Under U.S. GAAP, the Group did not have VSOE for certain elements of certain multiple-element arrangements with customers within the LIFFE business. The terms of these arrangements with customers include, among other terms, the provision of hosting services and on-going customer support (known as PCS under SOP 97-2). As a consequence of the terms of these arrangements, revenue is deferred under U.S. GAAP and does not start to be recognized until delivery or discharge of the obligation in respect of the final element of the arrangement for which VSOE is not determinable. If this final element is PCS, then revenue is recognized over the remaining term of the PCS contract. In July 2005, Euronext sold its IT activity. Therefore, for the six month period ended June 30, 2006 and as of June 30, 2006 and December 31, 2005, this is no longer a reconciling item.

I—Other

        This reconciling item reflects U.S. GAAP adjustments for non securities and derivatives exchange activities operated through GL Trade and AEMS groups. These adjustments mainly relate to goodwill amortization differences (see description in Item A), revenue recognition differences, (see description in Item H) and restructuring liabilities in relation to timing differences in the recognition of liabilities in connection with restructuring plans.

	Consolidated shareholders' equity
	June 30, 2006	December 31, 2005
	(In thousands of euros)
Goodwill amortization	9,094	9,240
Revenue recognition	(3,866)	(5,125)
Restructuring liabilities	(65)	747

Total Other	5,163	4,862
	Consolidated net income attributable to shareholders of the parent company for the Six month periods ended June 30,
	2006	2005
	(In thousands of euros)
Goodwill amortization	(147)	252
Revenue recognition	1,260	(2,323)
Restructuring liabilities	(812)	(740)

Total Other	301	(2,811)

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J—Put options granted to minority interests

        Under IFRS, Euronext has committed itself to acquiring minority shareholdings owned by third parties in certain less than wholly-owned consolidated subsidiaries. Since these third parties have the ability, if they wish so, to decide to exercise their put options, IAS 32 requires that the present value of the exercise price of such options be accounted for as a financial liability, no minority interest recognized for accounting purposes and the difference (if any) booked as part of goodwill. The goodwill is adjusted at each closing date to reflect the variation of the liability (due to changes in the exercise price of the option).

        Under U.S. GAAP, these put options are recorded as liabilities measured initially at fair value and consequently with changes in fair value recognized into earnings.

K—MBE Holding

        Under IFRS, MBE Holding, which was acquired by Euronext in November 2005, is consolidated under the proportional consolidation method. Amounts proportionally consolidated in Euronext's consolidated balance sheet under IFRS with respect to MBE Holding include current assets of € 20.1 million, non-current assets of € 81.4 million, current liabilities of € 7.6 million and non-current liabilities of € 0.9 million as of June 30, 2006.

        Under U.S. GAAP, MBE Holding is accounted for under the equity method primarily because the minority shareholder holds significant participating rights. As of June 30, 2006, Euronext's investment in MBE Holding is reflected in the "Investments in associates" line item in Euronext's consolidated balance sheet under U.S. GAAP in the amount of € 85.6 million.

        There is no reconciling item as this difference of consolidation method has neither impact on net income attributable to shareholders of the parent company nor on shareholders' equity.

L—Tax Effect of other U.S. GAAP adjustments

        The tax effect of other U.S. GAAP adjustments represents the temporary differences created as a result of applying U.S. GAAP.

Cash Flow statement

        For IFRS, Euronext prepares and reports financial information on its cash flows using the guidance in IAS 7, Cash Flow Statements. Since the information required under IAS 7 is similar to the content and presentation of cash flow information prepared under U.S. GAAP according to FASB Statement 95, Statement of Cash Flows, Item 17 of SEC Form 20-F does not require additional information, disclosure or a different presentation of cash flow information for the Group.

11.4    Recently issued accounting pronouncements

        On June 7, 2005, the FASB issued Statement No154, Accounting Changes and Error Corrections, a replacement of APB Opinion No20, Accounting Changes, and Statement No3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting

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11.4    Recently issued accounting pronouncements (Continued)

principles required recognition via a cumulative effect adjustment within net income of the period of the change. Statement 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Statement 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. Management does not believe adoption of Statement 154 will have a material effect on its consolidated financial position, results of operations and cash flows.

        In July 2006, the FASB issued FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Standards (SFAS) No. 109, Accounting for Income Taxes. FIN 48 addresses how a reporting company accounts for all tax positions including the uncertain tax positions reflected or expects to be reflected in the company's past or future tax returns. The interpretation also requires the company to recognize interest and penalties associated with the uncertain tax positions. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the potential impact, if any, that the implementation of FIN 48 will have on its financial condition, results of operations and cash flows;

        In July 2006, the FASB affirmed its previous decision to make the recognition provision of its proposed standard, Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132R, effective for public companies for fiscal years ending after December 15, 2006. This decision requires the recognition on the statement of financial condition of the funded status of pension and other postretirement benefit plans. The company is currently evaluating the potential impact, if any, that the implementation of the proposed standard, if and when issued in final form, may have on its stockholders' equity.

        In 2005, IASB made an amendment to IAS 39 "Financial Instruments: Recognition and Measurements"—the Fair Value Option—effective for financial statements beginning on or after January 1, 2006. This amendment limits the possibility to designate a financial asset or a financial liability (or a group of financial assets, financial liabilities or both) on initial recognition as at fair value through profit or loss. As a consequence, certain investments held by the Group that were previously classified as investments at fair value through profit and loss have been reclassified as available-for-sale. These investments continue to be stated at fair value, while any resultant unrealized gains or losses are recognized directly in equity, as from 1 January.

        The other amendments to standards (IAS 19, IAS 21, IAS 39 and IFRS 4) and interpretations (IFRIC 4, IFRIC 5 and IFRIC 6) mandatory for the financial year ending December 31, 2006 and effective for financial statements beginning on or after January 1, 2006 are either not applicable or have no material impact on the Group.

        Amendments to standards (IAS 1 and IFRS 7) and interpretations (IFRIC 7, IFRIC 8 and IFRIC 9) that were issued but are not effective for 2006 have not been early adopted by the Group.

FIN-113

Independent Accountants' Report

To the Managing Board of Euronext N.V.:

        We have audited the accompanying consolidated balance sheets of Euronext N.V., Amsterdam, The Netherlands, and its subsidiaries as of December 31, 2005, 2004 and 2003, and the related consolidated statements of income, changes in equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Euronext N.V. and its subsidiaries as of December 31, 2005, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as adopted by the European Union.

        As discussed in note 2 to the consolidated financial statements, Euronext N.V. early adopted IFRS 2 "Share-based Payment" as of January 1, 2004. Euronext N.V. adopted IFRS 3 "Business combinations" and the related changes to IAS 36 "Impairment of assets" and IAS 38 "Intangible assets" for all business combinations agreed on or after March 31, 2004. Starting January 1, 2005, Euronext no longer amortizes goodwill relating to acquisitions made before March 31, 2004. Finally, Euronext adopted IFRS 5 "Non- current assets held for sale and Discontinued Operations" as from January 1, 2005.

        International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 3.14 to the consolidated financial statements.

/s/ KPMG Accountants N.V	/s/ Ernst & Young Accountants

Amsterdam, The Netherlands
September 18, 2006

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CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

1.1    Consolidated income statements

	Note	2005	2004	2003
		In thousands of euros
Revenues(*)
Cash trading		215,743	189,737	187,463
Listing fees		63,130	43,270	30,652
Derivatives trading		331,923	324,918	299,984
Clearing		—	—	165,071
MTS fixed income		1,437	—	—
Settlement and custody		39,280	33,122	28,236
Information services		93,592	87,297	91,154
Sales of software		195,212	185,965	172,511
Other income	3.1.1	21,550	22,528	15,969

Total revenues		961,867	886,837	991,040
Costs and expenses
Salaries and employee benefits	3.1.2	264,360	271,996	267,763
Depreciation	3.1.3	49,687	67,386	67,575
Goodwill amortization	3.1.9	—	39,875	64,793
IT expenses	3.1.4	139,772	129,336	187,781
Office, telecom and consultancy	3.1.5	98,785	84,392	86,169
Accommodation	3.1.6	50,111	50,990	52,919
Marketing	3.1.7	15,586	15,250	19,271
Other expenses	3.1.8	25,088	27,434	35,902

Total costs and expenses		643,389	686,659	782,173
Profit from operations		318,478	200,178	208,867
Net financing income	3.1.10	13,447	7,680	23,561
Impairment of investments	3.1.11	—	—	(47,100)
Gain on disposal of discontinued operations	3.1.12	—	—	175,107
Gain on sale of associates and activities	3.1.13	9,054	4,386	(1,153)
Income from associates	3.1.14	18,456	3,327	2,413

Total		40,957	15,393	152,828
Profit before tax		359,435	215,571	361,695
Income tax expense	3.1.15	104,268	54,814	134,552

Profit for the year		255,167	160,757	227,143

Attributable to:
Shareholders of the parent company(**)		241,758	149,738	211,755
Minority interests	3.1.16	13,409	11,019	15,388

Earnings per share

	2005	2004	2003
	In euros
Basic earnings per share	2.18	1.28	1.77
Diluted earnings per share	2.17	1.28	1.76

(*)
In 2005 and 2004 Euronext N.V. received retrocession fees from LCH.Clearnet Group Ltd. that are included in Cash- and Derivatives trading revenues. 2005 Cash trading revenues includes € 41.1 million (2004: € 33.3 million) and 2005 Derivatives trading revenues contains € 5.8 million (2004: € 7.4 million) of these retrosession fees. In 2003, the Clearing SBU was fully responsible for all Clearing-related revenue, which structure changed as from 2004.

(**)
Profit for the year attributable to the shareholders of Euronext N.V.

The accompanying notes are an integral part of these Consolidated Financial Statements

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CONSOLIDATED BALANCE SHEETS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, and 2003

1.2    Consolidated balance sheets

Before profit appropriation	Note	31 December 2005	31 December 2004	31 December 2003
		In thousands of euros
Assets
Property and equipment	3.2.1	50,705	88,561	108,712
Intangible assets	3.2.2	837,740	771,810	739,948
Investments in associates	3.2.3	393,558	277,827	275,218
Other investments	3.2.4	383,216	383,189	383,418
Other receivables	3.2.5	10,563	19,110	86,074
Deferred tax assets	3.2.6	12,450	39,306	29,641

Total non-current assets		1,688,232	1,579,803	1,623,011
Income tax receivable		7	—	36,756
Other receivables	3.2.7	201,035	166,971	159,063
Short term financial investments	3.2.8	265,061	82,134	74,009
Cash and cash equivalents	3.2.9	429,523	523,705	496,761

Total current assets		895,626	772,810	766,589
Group assets classified as held for sale	3.10	17,878	—	—

Total assets		2,601,736	2,352,613	2,389,600

Equity and liabilities
Issued capital		112,557	122,112	122,112
Share premium		1,080,944	1,172,706	1,172,706
Reserve for own shares		647	(227,073)	(10,385)
Retained earnings		568,255	509,733	419,378
Revaluation reserve		(66)	(46)	—
Currency exchange differences		(41,081)	(54,003)	(58,791)

Shareholders' equity	3.2.10	1,721,256	1,523,429	1,645,020
Minority interests	3.2.11	33,594	21,016	33,188
Total equity		1,754,850	1,544,445	1,678,208

Liabilities
Non-current financial liabilities	3.2.12	377,157	365,856	—
Employee benefits provisions	3.2.13	19,059	23,700	28,120
Other provisions	3.2.14	3,425	3,399	15,144
Deferred tax liabilities	3.2.6	23,265	32,975	49,702

Total non-current liabilities		422,906	425,930	92,966
Current financial liabilities	3.2.12	27,493	11,703	222,494
Income tax payable		29,087	13,290	34,809
Other payables	3.2.15	345,255	331,912	333,873
Other provisions	3.2.14	14,837	25,333	27,250

Total current liabilities		416,672	382,238	618,426
Liabilities directly associated with assets classified as held for sale	3.10	7,308	—	—

Total equity and liabilities		2,601,736	2,352,613	2,389,600

The accompanying notes are an integral part of these Consolidated Financial Statements.

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CONSOLIDATED CASH FLOW STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 and 2003

1.3    Consolidated cash flow statements

	Years ended 31 December
	Note	2005	2004	2003
		In thousands of euros
I. Cash flows from operating activities
Profit before tax		359,435	215,571	361,695
Adjustments for:
Net financing income	3.1.10	(13,447)	(7,680)	(23,561)
Depreciation	3.1.3	52,640	75,590	67,575
Goodwill amortization	3.1.9	—	39,875	64,793
Impairment of investment	3.1.11	—	—	47,100
Gain on disposal of discontinued operations	3.1.12	—	—	(175,107)
(Loss)/gain on sale of associates and activities	3.1.13	(9,054)	(4,386)	1,153
Other non-cash or non-operational items	3.3.1	(32,845)	(5,590)	(501)

Total cash flow from operations before changes in working capital(a)		356,729	313,380	343,147

(Increase)/decrease non-current receivables		(5,563)	7,314	(21,248)
(Increase)/decrease in trade- and other receivables		(39,074)	19,899	(17,386)
Decrease in short-term payables		19,009	(39,771)	(23,841)

Total changes in working capital(b)		(25,628)	(12,558)	(62,475)
Cash generated from operations(a+b)		331,101	300,822	280,672
Income taxes paid		(74,152)	(72,859)	(132,524)
Interest received	3.1.10	22,340	26,740	28,593
Interest paid	3.1.10	(19,744)	(18,521)	(15,093)

Net cash flows provided from operating activities		259,545	236,182	161,648
II. Cash flows from investing activities
Investments in tangible assets		(8,663)	(14,579)	(27,633)
Investments in intangible assets		(34,068)	(48,876)	(50,791)
Proceeds from sale of tangible and intangible assets		84	961	14
Acquisitions, net of cash acquired	3.7	(66,778)	(83,359)	2,012
Redemption of subordinated loan by LCH.Clearnet Group Ltd.		—	60,000	—
Disposal of associates and activities	3.9	4,407	—	(3,429,340)
Other investing activities	3.3.2	(181,046)	(7,822)	30,853

Net cash flows used by investing activities		(286,064)	(93,675)	(3,474,885)
III. Cash flows from financing activities
Net effect of clearing		—	—	(456,384)
Loans received		—	379,607	43,156
Loans redeemed		(4,419)	(221,727)	(118,967)
Dividends paid on ordinary shares		(66,449)	(59,833)	(53,832)
Own shares acquired/sold	3.2.10	(3,969)	(214,296)	—
Other financing activities	3.3.3	6,218	6,212	(3,891)

Net cash flows used by financing activities		(68,619)	(110,037)	(589,918)
Effects of exchange rate changes on cash and cash equivalents		6,728	(5,526)	(9,583)
Effects of non-cash revaluation in cash and cash equivalents(*)		5,124	—	—

Total cash flow over the period		(83,286)	26,944	(3,912,738)

Net (decrease)/increase in cash	3.3.4
At beginning of period		523,705	496,761	4,409,499
At end of year (including €10.9 million of cash and cash equivalents appropriated to "disposal groups assets classified as held for sale", see 3.9)		440,419	523,705	496,761

Movement in cash		(83,286)	26,944	(3,912,738)

(*)
This revaluation has been identified separately from the revaluation of other captions as from January 1, 2005

The accompanying notes are an integral part of these Consolidated Financial Statements.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

1.4    Consolidated statement of changes in equity

	Attributable to the shareholders of the parent company
	Issued capital	Share premium	Reserve for own shares	Retained earnings	Revaluation reserve	Currency exchange difference	Total	Minority interest	Total equity
	In thousands of euros
Balance January 1, 2003	122,112	1,172,706	(9,837)	261,455	—	(30,739)	1,515,697	71,766	1,587,463
Exchange difference on translation foreign operations	—	—	—	—	—	(40,948)	(40,948)	—	(40,948)
Realized currency exchange difference	—	—	—	—	—	12,896	12,896	—	12,896
Other movements	—	—	—	—	—	—	—	2,829	2,829

Net income recognized directly in equity	—	—	—	—	—	(28,052)	(28,052)	2,829	(25,223)
Profit for the period	—	—	—	211,755	—	—	211,755	15,388	227,143

Total recognized income and expense for the period	—	—	—	211,755	—	(28,052)	183,703	18,217	201,920
Dividends	—	—	—	(53,832)	—	—	(53,832)	(35,126)	(88,958)
Proceeds stock option plans			(548)	—	—	—	(548)	—	(548)
Deconsolidation BCC/Clearnet S.A.	—	—	—	—	—	—	—	(21,669)	(21,669)

Balance December 31, 2003	122,112	1,172,706	(10,385)	419,378	—	(58,791)	1,645,020	33,188	1,678,208

Exchange difference on translation foreign operations	—	—	—	—	—	4,788	4,788	(364)	4,424
Valuation result available-for-sale investments	—	—	—	—	(46)	—	(46)	—	(46)
Other movements	—	—	—	—	—	—	—	710	710

Net income recognized directly in equity	—	—	—	—	(46)	4,788	4,742	346	5,088
Profit for the period	—	—	—	149,738	—	—	149,738	11,019	160,757

Total recognized income and expense for the period	—	—	—	149,738	(46)	4,788	154,480	11,365	165,845
Dividends	—	—	—	(59,833)	—	—	(59,833)	(5,087)	(64,920)
Share-based compensation (*)	—	—	—	450	—	—	450	120	570
Proceeds stock option plans	—	—	2,758	—	—	—	2,758	—	2,758
Increase investment in GL TRADE S.A.	—	—	—	—	—	—	—	(18,570)	(18,570)
Acquisitions of own shares	—	—	(219,446)	—	—	—	(219,446)	—	(219,446)

Balance December 31, 2004	122,112	1,172,706	(227,073)	509,733	(46)	(54,003)	1,523,429	21,016	1,544,445

Exchange difference on translation foreign operations	—	—	—	—	—	9,881	9,881	950	10,831
Valuation of available-for-sale investments	—	—	—	—	(20)	—	(20)	—	(20)
Other movements	—	—	—	—	—	—	—	10	10

Net income recognized directly in equity		—	—	—	(20)	9,881	9,861	960	10,821
Profit for the period	—	—	—	241,758	—	—	241,758	13,409	255,167

Total recognized income and expense for the period	—	—	—	241,758	(20)	9,881	251,619	14,369	265,988
Dividends	—	—	—	(66,449)	—	—	(66,449)	(5,348)	(71,797)
Share-based compensation (*)	—	—	—	2,619	—	—	2,619	240	2,859
Proceeds stock option plans	—	—	5,816	—	—	—	5,816	422	6,238
Release related to contribution of LMS to AEMS	—	—	—	—	—	3,041	3,041	—	3,041
Investment in MBE Holding S.p.A.	—	—	—	—	—	—	—	4,305	4,305
Change ownership GL TRADE S.A.	—	—	—	—	—	—	—	(1,410)	(1,410)
Acquisitions of own shares	—	—	1,181	—	—	—	1,181	—	1,181
Cancellation of own shares	(9,555)	(91,762)	220,723	(119,406)	—	—	—	—	—

Balance December 31, 2005	112,557	1,080,944	647	568,255	(66)	(41,081)	1,721,256	33,594	1,754,850

(*)
Corresponds to the fair value of stock options and shares granted and not yet vested for services rendered, recognized as an expense in the consolidated income statement.

The accompanying notes are an integral part of these Consolidated Financial Statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. INTRODUCTION TO THE NOTES AND ACCOUNTING POLICIES

Introduction

        Euronext N.V. (hereafter: Euronext) is a company domiciled in the Netherlands. Euronext's services range from facilitating public offerings and providing trading facilities for cash and derivative products to supplying market data. It benefits from clearing services provided by LCH.Clearnet Group Ltd., and Settlement and Custody services provided by local CSDs and through its partnership with Euroclear plc. In addition to its trading-related businesses, Euronext also sells software and IT solutions through Atos Euronext Market Solutions Holding S.A.S. and its subsidiary GL TRADE S.A.

        The consolidated financial statements of Euronext for the year ended December 31, 2005, 2004 and 2003 comprise Euronext and its subsidiaries together referred to as the "Group" and the Group's interest in associates and jointly controlled entities.

Statement of compliance

        The consolidated financial statements for the years 2005, 2004 and 2003 have been prepared in accordance with the International Accounting Standards (IASs) and International Financial Reporting Standards (IFRSs) as adopted by the European Union which became applicable as of that year for the preparation of statutory financial statements. They are also in accordance with the IFRS and their respective interpretations adopted by the International Accounting Standards Board (IASB).

Reconciliation to U.S. GAAP

        The consolidated financial statements of Euronext Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") as described above. IFRS differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). For an explanation of the variation, reference is made to paragraph 3.14 "Summary of Differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles."

Changes in the scope of consolidation

        The impact of changes in the scope of consolidation is detailed in paragraphs 3.9: "Effect of acquisitions, contributions and disposals" and 3.5 "Discontinued Operations."

Changes in the scope of consolidation—2005

        In 2005, the following entities have been included for the first time in the scope of consolidation:

  •
  MBE Holding S.p.A.,

  •
  Societa per il Mercato del Titoli di Stato S.p.A. (hereafter: MTS),

  •
  CScreen Ltd.,

  •
  OASIS Inc.,

  •
  Euronext Real Estate S.A./N.V.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MBE Holding S.p.A.

        MBE Holding S.p.A. is 51% owned by Euronext and 49% by Borsa Italiana S.p.A. and was created in November 2005 as the holding company controlling MTS. As the Group and Borsa Italiana S.p.A. jointly control MBE Holding S.p.A., Euronext consolidates proportionally 51% of MBE Holding S.p.A.'s assets, liabilities, revenue and expenses.

MTS

        MTS is a leading electronic trading platform for European wholesale fixed-income securities, in particular for government and sovereign bonds. Euronext and Borsa Italiana S.p.A., through MBE Holding S.p.A., subscribed to a controlling 51% interest in MTS's share capital on November 18, 2005. The remaining MTS shares were subject to a pre-emptive rights subscription and sale mechanism first between the historical shareholders and MTS dealers, where the latter became new shareholders, and subsequently to MBE Holding S.p.A. As a result of the pre-emptive rights and sale mechanism, MBE Holding S.p.A. was committed to acquire as at December 31, 2005 an additional stake in MTS leading to a 60.37% ownership of MTS by MBE Holding S.p.A.

        As MBE Holding S.p.A. is jointly controlled by Euronext (51%) and Borsa Italiana S.p.A. (49%), Euronext consolidates proportionally 51% of MTS consolidated assets, liabilities, revenues and expenses. The Group's proportionate ownership percentage is 30.79% and a minority interest of 20.21% is therefore accounted for.

CScreen Ltd.

        On April 19, 2005, the Group acquired through its subsidiary LIFFE all of the issued share capital of CScreen Ltd. CScreen Ltd. is the provider of a leading pre-trade price discovery platform for wholesale equity derivatives. As Euronext controls LIFFE, Euronext fully consolidates the financial statements of this new subsidiary. The Group ownership percentage is 100%.

OASIS Inc.

        The Group acquired through its subsidiary GL TRADE S.A. all the shares of the U.S.-based OASIS Inc., on July 7, 2005. OASIS Inc. is a software and service company specializing in high-performance "Straight Through Processing" applications. As Euronext controls GL TRADE S.A., Euronext fully consolidates the financial statements of this new subsidiary.

Euronext Real Estate S.A./N.V.

        This entity was created in 2005. At balance sheet date it is dormant.

Contributions to Atos Euronext Market Solutions Holding S.A.S.

        In 2005, the Group extended its relationship with Atos Origin through AtosEuronext SBF S.A. with the contribution of additional assets and activities by both parties. An agreement to that purpose was signed on July 22, 2005. Under this agreement a new company, Atos Euronext Market Solutions Holding S.A.S. was created, owned 50% by both parties while under Atos Origin control. For further information, reference is made to paragraph 3.9.2.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Changes in the scope of consolidation—2004

        The assets, liabilities, results and cash flows of 2 entities acquired by GL TRADE S.A, Davidge and Ubitrade, are included in the Group's consolidated financial statements since the date of their acquisition in 2004.

Changes in the scope of consolidation—2003

        The Group disposed of the shares it held in BCC/Clearnet on December 22, 2003. As from that date, assets, liabilities, results and cash flows of BCC/Clearnet have been deconsolidated.

        On July 24, 2003 the remaining 50% of shares in joint venture NQLX LLC held by NASDAQ were withdrawn, the Group thus becoming the sole shareholder. From that date onwards the assets, liabilities, results and cash flows of NQLX LLC are fully consolidated in the Group's consolidated financial statements.

        The assets, liabilities, results and cash flows of three entities acquired by GL TRADE S.A. are included in the Group's consolidated financial statements since November 4, 2003, the date of their acquisition. Assets, liabilities, results and cash flows of 4-D Trading (also acquired by GL TRADE S.A.) were acquired in April 2003 and have been included in the consolidated financial statements since that date.

Changes in accounting policies

        The IASB introduced a number of modifications to existing IFRSs and IASs which became applicable as from January 1, 2005. The Group adopted all these changes as from their effective dates, although their effect on the Groups financial statements is immaterial for 2005. One of the standards becoming applicable as from January 1, 2005 is IFRS 5 "Non-current assets held-for-sale and Discontinued operations." Earlier transactions and disposals such as the sale of Clearing activities in 2003 were reported on the basis of IAS 35 "Discontinuing Operations."

        In addition, the Group adopted early IFRS 2 "Share-based Payments" in 2004. It also adopted IFRS 3 and related changes to IAS 36 "Impairment of assets" and IAS 38 "Intangible assets" for all business combinations agreed on or after March 31, 2004. Starting January 1, 2005 the Group no longer amortizes goodwill relating to acquisitions made before March 31, 2004 as part of a business combination, in line with IFRS 3. The impact of the application of this standard is that goodwill amortization impacted results of operations and net result attributable to shareholders of the Company by EUR 39.9 million in 2004 and EUR 64.8 million in 2003 directly and an additional amount indirectly due to the investments in associates of EUR 12.2 million in 2004.

Significant accounting policies

(A) Basis of preparation

        The financial statements are presented in euros, rounded to the nearest thousand. They are prepared on the historical cost basis except for financial assets and liabilities which are stated at fair value through profit or loss and available-for-sale financial assets which are both stated at fair value.

        Non-current assets and disposal groups held-for-sale are stated at the lower of their carrying amount and fair value less costs to sell.

        The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

assets and liabilities, income and expenses. The most significant judgments are those in relation to impairment of assets, provisions, employee benefits and litigation. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

        The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements by the parent organization and the Group entities.

(B) Basis of consolidation

  (i) Subsidiaries

        Subsidiaries are entities controlled by Euronext. Control exists when Euronext has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Acquisitions of subsidiaries are accounted for using the purchase method of accounting. The fair value of the assets and liabilities of newly acquired subsidiaries is the cost price of these assets and liabilities for the Group.

  (ii) Associates

        Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognized gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases.

        The Group considers the carrying amount of its investment in the equity of associates and its other long-term interests in an associate when recognizing its share of losses in this associate. When the Group's share of losses exceeds its interest in an associate, the Group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate.

        The financial statements of associates are prepared using accounting principles similar to the Group's accounting principles for like transactions and events in similar circumstances. Reporting dates of associates are similar to the Group's reporting dates.

  (iii) Joint ventures

        Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group's proportionate share of the entities' assets, liabilities, revenue and expenses with items of a similar nature on a line by line basis, from the date that joint control commences until the date that joint control ceases.

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  (iv) Transactions eliminated on consolidation

        Intragroup balances and any unrealized gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, to the extent that there is no evidence of impairment.

(C) Foreign currency translation

  (i) Foreign currency transactions

        Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to euro at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to euro at foreign exchange rates ruling at the balance sheet dates the fair value was determined.

  (ii) Financial statements of foreign operations

        The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to euro at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to euro at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognized directly as a separate component of equity.

  (iii) Net investment in foreign operations

        Exchange differences arising from the translation of the net investment in foreign operations, and of related hedges are taken to the reserve for currency translation differences. They are released into the income statement upon disposal of the foreign operation.

(D) Derivative financial instruments

        The Group may use derivative financial instruments to hedge its exposure to interest rate and foreign currency risks arising from operational and financing activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for speculative purposes. Derivatives that do not qualify for hedge accounting are accounted for as held-for-trading instruments.

        Derivative financial instruments are recognized initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognized immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged (see accounting policy E).

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(E) Hedging

  (i) Cash flow hedges

        Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognized asset or liability or a highly probable forecasted transaction, the effective portion of any gain or loss on the measurement to fair value of the derivative financial instrument is recognized directly in equity, with the ineffective portion recognized immediately in the income statement.

  (ii) Fair value hedges

        The gain or loss that is attributable to the hedged risk on the changes in fair value of a recognized asset or liability or an unrecognized firm commitment designated as a hedged item is recognized in the income statement.

  (iii) Hedge of net investment in foreign operation

        The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognized directly in equity. The ineffective portion is recognized immediately in the income statement.

(F) Property, plant and equipment

  (i) Owned assets

        Items of property, plant and equipment are stated at cost or at deemed cost less accumulated depreciation (see below) and impairment losses (see accounting policy K). The cost of assets includes the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located.

        Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

  (ii) Leased assets

        Leases in accordance with the terms of which the Group assumes substantially all the risks and rewards of ownership are classified as financial leases. The owner-occupied property acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (see below) and impairment losses (see accounting policy K).

  (iii) Subsequent costs

        The Group recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred and if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognized in the income statement as an expense as incurred.

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  (iv) Depreciation

        Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Land is not depreciated. The estimated useful lives are as follows:

Buildings	:	5 - 40 years
IT-equipment	:	2 - 3 years
Other equipment	:	5 - 12 years
Vehicles	:	3 - 4 years
Fixtures and fittings	:	4 - 10 years

        The residual value, if not insignificant, is reassessed annually.

(G) Intangible assets

  (i) Goodwill

        All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of acquisition and the fair value of the identifiable net assets acquired with the acquisition of subsidiaries, associates and joint ventures.

        Goodwill is stated at cost less any accumulated impairment losses and accumulated amortization over the periods prior to January 1, 2005. For acquisitions up to March 31, 2004, goodwill continued to be amortized up to December 31, 2004 while for new acquisitions after March 31, 2004 goodwill is not amortized. Goodwill is allocated to cash-generating units and is tested annually for impairment (see accounting policy K). In respect of investments in associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

        Negative goodwill arising on an acquisition is recognized directly in the income statement.

  (ii) Research and development

        Expenditure on research activities, undertaken with the prospect of gaining technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

        Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible, the cost can be measured reliably, and the Group has sufficient resources to complete development and intends to do so. The expenditure capitalized includes the cost of materials and direct labor. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization (see below) and impairment losses (see accounting policy K).

  (iii) Other intangible assets

        Other intangible assets, which are acquired by the Group, are stated at cost less accumulated amortization (see below) and impairment losses (see accounting policy K).

        Expenditure on internally generated goodwill and brands is recognized in the income statement as an expense as incurred.

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  (iv) Subsequent expenditure

        Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

  (v) Amortization

        Amortization is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill and intangible assets with an indefinite useful life are tested for impairment at each balance sheet date. Other intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

Goodwill (up to December 31, 2004)	:	5 - 20 years
Capitalized development costs	:	2 - 3 years
Patents and trademarks	:	5 years

(H) Investments

  (i) Investments in debt and equity securities

        Investments at fair value through profit or loss are classified as current assets and are stated at fair value, with any resultant gain or loss recognized in the income statement.

        Where the Group has the positive intent and ability to hold debt securities to maturity, they are stated at amortized cost less impairment losses (see accounting policy K).

        Other financial instruments held by the Group are classified as being available-for-sale and are stated at fair value, with any resultant gains or losses being recognized directly in equity, except for impairment losses and, in the case of monetary items such as debt securities, foreign exchange gains and losses. When these investments are derecognized, the cumulative gains or losses previously recognized directly in equity are recognized in the income statement. Where these investments are interest-bearing, interest calculated using the effective interest method is recognized in the income statement.

        The fair value of financial instruments at fair value through profit or loss and financial instruments available-for-sale is their market price at the balance sheet date.

        Financial instruments at fair value through profit or loss and available-for-sale investments are recognized/derecognized by the Group on the date it commits to purchase/sell the instruments. Securities held-to-maturity are recognized/ derecognized on the day they are transferred to/by the Group.

  (ii) Loans and receivables

        Loans and receivables are measured at amortized cost using the effective interest method, with amortization, foreign currency gain or loss resulting from translation of the amortized cost and impairment losses recognized in the income statement.

(I) Trade and other receivables

        Trade and other receivables are stated at their amortized cost less impairment losses (see accounting policy K).

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(J) Cash and cash equivalents

        Cash and cash equivalents comprises cash balances and current investments that are readily convertible into cash. Deposits and other fixed rate interest instruments with an original maturity of less than 3 months and form an integral part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(K) Impairment

        The carrying amounts of the Group's assets and deferred tax assets (see accounting policy T), are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated (see accounting policy K(i)).

        For goodwill, intangible assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount of the asset concerned or of the cash generating unit to which it has been allocated, is estimated at each balance sheet date.

        An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

        Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

        When a decline in the fair value of an available-for-sale financial asset has been recognized directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that has been recognized directly in equity is recognized in the income statement even though the financial asset has not been derecognized. The amount of the cumulative loss that is recognized in the income statement is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in the income statement.

  (i) Calculation of recoverable amount

        The recoverable amount of the Group's investments in held-to-maturity securities and receivables carried at amortized cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e., the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

        The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

  (ii) Reversals of impairment

        An impairment loss in respect of a held-to-maturity security or receivable carried at amortized cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized.

        An impairment loss in respect of an investment in an equity instrument classified as available for sale is not reversed through the income statement. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the

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impairment loss was recognized in the income statement, the impairment loss is reversed, with the amount of the reversal recognized in the income statement.

        An impairment loss in respect of goodwill is not reversed.

        In relation to other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

        An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(L) Share capital

  (i) Repurchase of share capital

        When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction from total equity.

  (ii) Dividends

        Dividends are recognized as a liability in the period in which they are declared.

(M) Financial liabilities

  (i) Interest-bearing borrowings

        Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the income statement over the period of the borrowings on an effective interest basis. When borrowings are repurchased or settled before maturity, any difference between the amount repaid and the carrying amount is recognized immediately in the income statement.

  (ii) Put options granted to minority shareholders of controlled subsidiaries

        The Group has committed itself to acquiring minority shareholdings owned by third parties in certain less than 100%-owned subsidiaries that are included in the consolidation. Since these third parties have the ability, if they so wish, to decide to exercise their put options, IAS 32 requires that the present value of the exercise price of such options be recognized as a financial liability in the Consolidated Financial Statements and no minority interest is recognized for accounting purposes. The difference, if any, between the present value of the exercise price and the minority interest that would otherwise be accounted for, is recognized as part of goodwill. The goodwill will be adjusted at each closing date to reflect the variation of the liability (due to changes in the exercise price of the options) and of the minority interest. Accordingly, there will be no impact on the income statement. If the option expires and is not exercised, the liability will be reversed together with the related goodwill and the minority interest will be reinstated with no impact on the income statement.

  (iii) Put options granted to other shareholders of jointly controlled entities

        A put option granted to a partner in a jointly controlled entity gives them the ability, if they so wish, to oblige Euronext to acquire their investment in the entity. This is a derivative instrument measured at fair

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value through profit or loss. The fair value of the option is determined as being the difference between the estimated exercise price and corresponding enterprise value determined on the basis of a discounted cash flow method. When the exercise price exceeds the enterprise value, a liability is recognized through income statement.

(N) Employee benefits

  (i) Defined contribution plans

        Obligations for contributions to defined contribution pension plans are recognized as an expense in the income statement as incurred.

  (ii) Defined benefit plans

        The Group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on high quality corporate bonds that have maturity dates approximating to the terms of the Group's obligations. A qualified actuary using the projected unit credit method performs the calculation.

        When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the income statement.

        In calculating the Group's obligation in respect of a particular plan, to the extent that any cumulative unrecognized actuarial gain or loss exceeds 10 per cent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognized in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognized.

        Where the calculation results in a benefit to the Group, the recognized asset is limited to the net total of any unrecognized actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

  (iii) Long-term service benefits

        The Group's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method discounted to its present value and reduced by the fair value of any related assets. The discount rate is the yield at the balance sheet date on high quality corporate bonds that have maturity dates approximating to the terms of the Group's obligations.

  (iv) Share-based payment transactions

        Share option programs allow Group employees to acquire shares of Euronext. The fair value of options granted is recognized as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted. The

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amount recognized as an expense is adjusted to reflect the actual number of share options that vest except where forfeiture is due only to share prices not achieving the threshold for vesting.

(O) Provisions

        A provision is recognized in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

  (i) Restructuring

        A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

(P) Trade and other payables

        Trade and other payables are stated at their amortized cost.

(Q) Revenue

        Revenues are attributed to the period to which they relate.

  (i) Services rendered

        Revenues from services rendered consist mainly of fees for executing transactions in shares, bonds, options and futures which are recognized at the trade date and billed on a monthly basis. In addition, they include revenue from the sale of exchange information and listing fees, which are initially reported as deferred income and recognized as income over the period in which the services are provided.

  (ii) Sales of software

        Sales of software comprises revenues from fees received for the sale of software licenses. These revenues are recognized in accordance with the substance of the licensing agreements. Revenues from licensing agreements with a specified period of time are amortized on a straight-line basis over the life of the agreements. Fees received under unlimited licensing agreements for which the Group has no remaining obligations to perform or to deliver are recognized immediately.

(R) Expenses

        Expenses are attributed to the period to which they relate.

  (i) Operating lease payments

        Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized in the income statement as an integral part of the total lease expense.

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  (ii) Finance lease payments

        Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(S) Net financing income

        Net financing income comprises interest payable on borrowings calculated using the effective interest rate method, interest receivable on investments, revaluation of financial instruments at fair value through profit or loss, dividend income, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognized in the income statement.

        Interest income is recognized in the income statement as it accrues, using the effective interest method. Dividends are recognized in the income statement on the date the right to receive payment is established which in the case of quoted securities is usually the ex-dividend date.

(T) Income tax

        Income tax on the income statement for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

        Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

        Deferred tax is recorded, using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets and liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

        A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

        Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

(U) Segment reporting

        A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

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(V) Non-current assets held-for-sale and discontinued operations

        When the carrying amount of a non-current asset (or disposal group) will be recovered principally through a sale transaction rather than through continuing use, such non current assets (or group of assets and associated liabilities) are classified as held-for-sale. Immediately before classification of disposal groups as held-for-sale, the measurement of the assets (and all assets and liabilities in a disposal group) is brought up-to-date in accordance with applicable IFRSs. Then, on initial classification as held-for-sale, non-current assets and disposal groups are recognized at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups classified as held-for-sale are presented separately from other assets in the balance sheet. The liabilities of a disposal group classified as held-for-sale are presented separately from other liabilities in the balance sheet.

        The Group does not depreciate (or amortize) a non-current asset while it is classified as held-for-sale or while it is part of a disposal group classified as held-for-sale.

        Impairment losses on initial classification as held-for-sale are included in the income statement. The same applies to gains and losses on subsequent remeasurement.

        A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

        Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held-for-sale, if earlier.

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3.1    NOTES TO THE CONSOLIDATED INCOME STATEMENTS

3.1.1	Other income
3.1.2	Salaries and employee benefits
3.1.3	Depreciation
3.1.4	IT expenses
3.1.5	Office, telecom and consultancy
3.1.6	Accommodation
3.1.7	Marketing
3.1.8	Other expenses
3.1.9	Goodwill amortization
3.1.10	Net financing income
3.1.11	Impairment of investment
3.1.12	Gain on disposal of discontinued operation
3.1.13	Gain on sale of associates and activities
3.1.14	Income from associates
3.1.15	Income tax expense
3.1.16	Minority interests

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3.1.1    Other income

	2005	2004	2003
	In thousands of euros
Rent	3,914	6,952	4,321
Permit and entrance fees	318	611	2,192
Other	17,318	14,965	9,456

TOTAL	21,550	22,528	15,969

        Included in the line "Other" in 2004 and 2003 are various types of miscellaneous income such as dues for events and trademark royalties received. In 2004, services supplied to LCH.Clearnet Group Ltd. are included in the line "Other" for an amount of € 7.3 million (2003: € 9.7 million). Also included in the line "Other" in 2003 is a deferred transaction amount received in 2003 related to the sale of IT connections in 2001 of € 1.8 million.

        Rental income has decreased in 2005 due to the ending of the sublease to LCH.Clearnet Group Ltd. in Paris. Services and licenses supplied to LCH.Clearnet Group Ltd. are included in the line "Other" for an amount of € 4.4 million. Charged services to Atos Euronext Market Solutions Holding S.A.S., as from July 2005, are also included in the line "Other" for an amount of € 5.9 million.

3.1.2    Salaries and employee benefits

	2005	2004	2003
	In thousands of euros
Wages and salaries	190,757	209,417	195,950
Compulsory social security contributions	44,230	43,153	46,075
Pension expenses	13,635	19,212	14,928
Employee profit sharing	6,828	5,923	6,146
Increase/(reduction) of early retirement plan	467	(1,105)	(896)
Temporary staff	2,076	5,555	5,471
Training	2,205	2,627	3,033
Provisions made net of releases	550	151	(141)
Other	10,512	7,198	11,733

	271,260	292,131	282,299
Less:
Salaries capitalized under "Development costs"	(4,496)	(14,790)	(11,128)
Costs reimbursed by related and third parties	(2,404)	(5,345)	(3,408)

TOTAL	264,360	271,996	267,763

        The number of employees (full time equivalents) at the end of the year is as follows:

	2005	2004	2003
Euronext (excluding MTS and GL TRADE S.A.)	1,169	1,437	1,789
MTS (51%)	50	—	—
GL TRADE S.A.	1,083	1,074	937

TOTAL	2,302	2,511	2,726

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        The analyses of FTEs by activity is as follows:

Activity	2005	2004	2003
SBU Cash & Listing	232	243	226
SBU Derivatives (*)	300	529	610
SBU Clearing	—	—	164
SBU Information Services	60	67	73
Settlement and Custody	140	111	142
Support—Finance/General Services	152	171	194
Support—Legal/Audit	83	90	94
Support—Human Resources	40	40	47
Support—Business Strategy (**)	—	33	87
Support—Corporate Information Services	40	31	43
Other (including recharged staff)	122	122	109

Sub total	1,169	1,437	1,789
MTS (***)	50	—	—
GL TRADE S.A.	1,083	1,074	937

TOTAL	2,302	2,511	2,726

(*)
In July 2005, 207 Liffe Market Solutions activity-related FTEs have been transferred to Atos Euronext Market Solutions Holding S.A.S.

(**)
FTEs related to Business Strategy in 2005 have been allocated to the support units.

(***)
This reflects 51% of MTS's number of FTEs.

3.1.3    Depreciation

	2005	2004	2003
	In thousands of euros
Depreciation of tangible fixed assets	22,335	34,473	29,607
Amortization of intangible fixed assets, excluding goodwill	30,305	41,117	37,968
Costs reimbursed by related and third parties	(2,953)	(8,204)	—

TOTAL	49,687	67,386	67,575

        The decrease in depreciation in 2005 is mainly due to the transfer of Liffe Market Solutions IT-related tangible and intangible assets to Atos Euronext Market Solutions Holding S.A.S. as from July 1, 2005.

3.1.4    IT expenses

	2005	2004	2003
	In thousands of euros
Running costs	101,382	84,958	127,998
Network costs	19,522	29,727	39,850
Office automation	7,972	7,268	8,661
Development costs and projects	7,545	3,343	10,775
Other	3,351	4,040	497

TOTAL	139,772	129,336	187,781

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        IT invoices received from Atos Euronext Market Solutions Holding S.A.S. (prior to July 1, 2005: AtosEuronext SBF S.A.) in 2005 amounted to € 128.0 million (2004: € 95.3 million, 2003: € 167.0 million), of which € 15.8 million were capitalized (2004: € 7.4 million, 2003: € 15.2 million) and € 112.2 million were charged to the income statement (2004: € 87.9 million, 2003: € 151.8 million).

        The increase in IT expenses in 2005 is due to the transfer of Liffe Market Solutions to Atos Euronext Market Solutions Holding S.A.S. Certain staff, depreciation and consultancy expenses which were previously internal costs are now invoiced by Atos Euronext Market Solutions Holding S.A.S.

        Total IT expenses include € 12.0 million related to GL TRADE S.A. and € 1.2 million to M.T.S.

3.1.5    Office, telecom and consultancy

	2005	2004	2003
	In thousands of euros
Office equipment	3,412	2,648	2,908
Travel, missions and receptions	13,074	12,793	14,662
Telecom	9,314	9,393	10,274
Insurance	6,407	5,851	7,349
Data information	10,285	8,752	11,162
Legal consultancy	4,782	3,802	6,237
Accounting and fiscal consultancy	5,251	4,685	3,512
Business system consultancy	1,910	2,105	6,017
Third party contractors	10,111	26,052	13,894
Other	34,239	8,311	10,154

TOTAL	98,785	84,392	86,169

        The decrease in Third-party contractors' expenses in 2005 is due to the transfer of Liffe Market Solutions to Atos Euronext Market Solutions Holding S.A.S. The increase in "Other" in 2005 mainly consists of expenses related to a research for possible cooperation with the London Stock Exchange in 2005 which amount to € 16.6 million and a lower level of capitalization of IT development expenses (third-party contractors) explaining a further € 8.9 million of the increase.

3.1.6    Accommodation

	2005	2004	2003
	In thousands of euros
Rent of buildings	34,711	36,159	40,974
Security	3,495	3,550	3,739
Gas, water and electricity	4,160	4,621	5,120
Maintenance	6,793	6,220	7,282
Cleaning	2,825	2,933	2,944
Other	1,780	390	545
Costs reimbursed by related and third parties	(3,653)	(2,883)	(7,685)

TOTAL	50,111	50,990	52,919

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3.1.7    Marketing

	2005	2004	2003
	In thousands of euros
Advertising and press relations	5,538	3,685	4,706
Presentations	1,027	755	1,004
Events	1,788	2,616	1,775
Sponsoring	1,743	3,271	3,438
Foreign offices	2,396	2,277	3,158
Other	3,094	2,646	5,190

TOTAL	15,586	15,250	19,271

3.1.8    Other expenses

	2005	2004	2003
	In thousands of euros
Commissions	375	(245)	3,013
Irrecoverable VAT	6,997	9,081	5,947
Administration and taxes	5,550	4,116	8,310
Regulatory fees	8,224	9,282	11,922
Production costs of Information Services	1,027	1,266	1,846
Other	2,915	3,934	4,864

TOTAL	25,088	27,434	35,902

3.1.9    Goodwill amortization

        This caption contains the amortization charge of goodwill recognized on the following transactions:

	2005	2004	2003
	In thousands of euros
Merger of SBF, BXS and AEX on 22 September 2000	—	9,115	14,540
Acquisition of LIFFE	—	24,908	28,491
Acquisition of Euronext Lisbon S.A.	—	4,048	5,692
Impairment loss on acquisition of Interbolsa S.A.	—	—	13,800
Increase of investment in GL TRADE S.A.	—	500	—
Other goodwill amortization	—	1,304	2,270

TOTAL	—	39,875	64,793

        With the application of IFRS 3 and the subsequent changes in IAS 36 and IAS 38, from January 1, 2005 goodwill is no longer amortized.

Impairment loss on acquisition of Interbolsa S.A.

        Ever since its acquisition, the activities of Interbolsa S.A. have been the subject of integration with those of other group entities and in some cases activities have been divested. In the light thereof, management has performed an analysis of the conditions that were considered at the time of acquisition in comparison with budget and activities as at 2003. The value in use is based on discounted cash flows, at a

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rate of 9.5%. The business model of Interbolsa S.A. has changed. Management concluded that the goodwill paid on the acquisition should be considered impaired for an amount of € 13.8 million.

3.1.10    Net financing income

	2005	2004	2003
	In thousands of euros
Interest income	22,340	26,740	28,593
Interest expenses	(19,744)	(18,521)	(15,093)
Net foreign exchange gain/(loss)	977	(4,376)	(555)
Investments:
—Gain on disposal	322	256	(39)
—Revaluation of assets to fair value	7,451	1,826	9,916
Other	2,101	1,755	739

TOTAL	13,447	7,680	23,561

        The "Revaluation of assets to fair value" includes the increase in value of the investment in Atos Origin, an equity security, during 2005, for € 1.8 million (compared to a decrease of € 0.2 million in 2004 and an increase of € 8.9 million in 2003) and the revaluation to fair value of money market funds (see note 3.2.8) for an amount of € 5.3 million at December 31, 2005.

3.1.11    Impairment of investment

        In 2003, an impairment was recognized in the income statement for € 47.1 million on the Group's direct holding of 2.34% in Euroclear plc., following a revaluation of the discounted cash flows expected in the new environment created by increased competition in the settlement and custody business in Europe.

3.1.12    Gain on disposal of discontinued operation

	2005	2004	2003
	In thousands of euros
BCC/Clearnet	—	—	175,107

TOTAL	—	—	175,107

        On June 25, 2003, the Boards of Euronext N.V., BCC/Clearnet and London Clearing House announced their intention to merge Clearnet and London Clearing House Ltd. (LCH) under a new independent UK holding company called LCH.Clearnet Group Ltd. On December 22, 2003, the Group sold its 80.48% stake in the share capital of BCC/Clearnet and 17.7% in that of LCH to LCH.Clearnet Group Ltd. in exchange of 49.1% in the newly formed company. Simultaneously, the Group sold 7.6% of these shares in 2003. The remaining interest in LCH.Clearnet Group Ltd. is divided into 16.6% Redeemable Convertible Preference Shares (RCPSs) and 24.9% of total capital in the form of Ordinary shares.

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3.1.13    Gain on sale of associates and activities

	2005	2004	2003
	In thousands of euros
Liffe Market Solutions	4,963	—	—
Bourse Connect S.A.	4,091	—	—
Cote Bleue S.A.	—	4,386	—
Other	—	—	(1,153)

TOTAL	9,054	4,386	(1,153)

        On July 1, 2005, the Group contributed the assets and operations of LIFFE Market Solutions, the IT division of LIFFE to a newly formed company Atos Euronext Market Solutions Holding S.A.S. which resulted in a capital gain of € 5.0 million, after intercompany eliminations (see also paragraph 3.7).

        Under the same agreement GL TRADE S.A. sold its 34.37% stake in Bourse Connect S.A. to Atos Euronext Market Solutions Holding S.A.S., which led to a capital gain of € 4.1 million, after intercompany eliminations (see also paragraph 3.7).

        In July 2004, the Group received a cash payment of € 6.4 million relating to the disposal of its remaining 40% interest in Cote Bleue S.A., resulting in a capital gain of € 4.4 million.

        Other gains and losses on sales of associates and activities in 2003 reflect the loss on voluntary liquidation of non-consolidated companies.

3.1.14    Income from associates

	2005	2004	2003
	In thousands of euros
Group's share in net profit of LCH.Clearnet Group Ltd.	14,915	14,837	—
Intercompany elimination of Revenue Guarantee (note 3.7)	(3,000)	(2,947)	—
Amortization of goodwill recognized on acquisition of LCH.Clearnet Group Ltd.	—	(12,273)	—

Net income from LCH.Clearnet Group Ltd.	11,915	(383)	—
AtosEuronext SBF S.A.	617	1,851	5,797
Atos Euronext Market Solutions Holding S.A.S. (previously: AtosEuronext SBF S.A.)	4,371	—	—
Bourse Connect S.A. (disposed of as at July 1, 2005)	886	1,454	1,541
NQLX LLC	—	—	(5,985)
Powernext	447	82	185
ENDEX N.V.	(27)	(68)	(75)
NextInfo S.A./N.V.	247	179	434
Other	—	212	516

TOTAL	18,456	3,327	2,413

        The total net profit of LCH.Clearnet Group Ltd. in 2005 contains impairment on capitalized IT development expenditure of € 23.8 million (€ 16.7 million after income tax, of which € 4.9 million included in the Group's share of the net profit of LCH.Clearnet Group Ltd.).

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        The share in the results of NQLX LLC reflects the period prior to July 24, 2003. On that date, the Group became the sole shareholder of NQLX LLC. The net assets, results and cash flows of NQLX LLC have been fully consolidated in the Group's financial statements from July 24, 2003 onwards (see also paragraphs 3.2.3 and 3.9).

3.1.15    Income tax expense

Recognized in the income statement

	2005	2004
	In thousands of euros
Current tax expense
Current year	96,622	80,498
Adjustment for prior years	(1,874)	1,474

	94,748	81,972

Deferred tax expense
Origination and reversal of temporary differences	6,969	150
Change in tax rate	2,503	(27,308)
Adjustment for prior years	48	—

	9,520	(27,158)

Total income tax expense in the income statement	104,268	54,814

Reconciliation of effective tax charge

	2005	2004	2003
	In thousands of euros
Profit before tax	359,435	215,571	361,695
Income tax using the domestic corporation tax rates	117,685	71,290	125,528
(Partial) exempt capital gains	(1,923)	(439)	—
Other tax exempt income	(9,783)	(8,486)	(25,073)
Non-deductible expenses	115	18,400	41,185
(Under)/over-provided in prior years	(1,826)	1,474	(7,261)
Other	—	(27,425)	173

Total income tax expense in the income statement	104,268	54,814	134,552

        The 'Tax exempt income' reflects principally the income from associates and certain other tax-exempt investments. The non-deductible expenses in 2004 and 2003 principally consist of amortization and impairment of goodwill.

        Part of the gain achieved from the sale of the Group's share in BCC/Clearnet in 2003 is subject to taxation at the moment of disposal of the Group's interest in LCH.Clearnet Group Ltd., for which a deferred tax liability of € 37.2 million is formed which is charged to 2003 income. The remainder of the gain is tax exempt.

        The influence of the effect of participation exemption relates to the gain on the Group's share in the sale of BCC/Clearnet which is only partially tax exempt. Furthermore this item includes the Group's share in the losses of NQLX LLC for the period prior to its full acquisition in July 2003.

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        The French government has enacted legislation during 2004 through which the capital gains tax will be reduced in the years up to 2007. As a result thereof, the deferred tax positions of the Group have been restated in 2004, to reflect the expected tax rates when the related positions could be liquidated. This has resulted in a € 27.3 million reduction of income tax, which is reported as "Other" in 2004.

3.1.16    Minority interests

	2005	2004	2003
	In thousands of euros
GL TRADE S.A./Financière Montmartre	(13,425)	(11,019)	(10,139)
BCC/Clearnet S.A.	—	—	(5,249)
MTS	16	—	—

	(13,409)	(11,019)	(15,388)

        In 2004, the Group controlled GL TRADE S.A. through a 51.00% participation in Financière Montmartre, which held 55.61% of GL TRADE S.A. (resulting in a net investment of 28.36%). In addition, the Group held directly 12.00% of the share capital of GL TRADE S.A. (resulting in a net investment of 40.37%).

        In accordance with an agreement to that extent (see also 3.6.5), in 2005 the Group acquired additional shares in Financière Montmartre in exchange for some of the GL TRADE S.A. shares held directly, resulting in a 54.77% participation in Financière Montmartre, a 9.91% direct investment in GL TRADE S.A. and a total investment in GL TRADE S.A. of 40.37%. Due to issuance of new shares by GL TRADE S.A. in 2005 for their stock option plans, the net investment of the Group was diluted to 40.18% at December 31, 2005.

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3.2    NOTES TO THE CONSOLIDATED BALANCE SHEETS

3.2.1	Property and equipment
3.2.2	Intangible assets
3.2.3	Investments in associates
3.2.4	Other investments (non-current)
3.2.5	Other receivables (non-current)
3.2.6	Deferred tax assets and liabilities
3.2.7	Other receivables
3.2.8	Short-term financial investments
3.2.9	Cash and cash equivalents
3.2.10	Group capital and reserves
3.2.11	Minority interests
3.2.12	Financial liabilities
3.2.13	Employee benefits
3.2.14	Other provisions
3.2.15	Other payables

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3.2.1    Property and equipment

	2005			2004			2003
	Land & Buildings	Equipment owned	Total	Land & Buildings	Equipment owned	Total	Land & Buildings	Equipment owned	Total
	In thousands of euros
Cost
Balance at beginning of the year	117,008	330,161	447,169	116,077	355,899	471,976	125,339	342,455	467,794
Effect of exchange rate differences	2,183	3,075	5,258	(97)	(725)	(822)	(6,138)	(11,459)	(17,597)
Acquisition through business combinations	447	1,280	1,727	—	4,118	4,118	—	2,057	2,057
Other acquisitions from external third parties	544	6,729	7,273	2,341	12,005	14,346	1,045	30,064	31,109
Contribution to Atos Euronext Market Solutions Holding S.A.S.	—	(146,166)	(146,166)	—	—	—	—	—	—
Reclassification to Disposal Group's assets classified as held-for-sale	(120)	(7,413)	(7,533)	—	—	—	—	—	—
Effect of deconsolidation	—	—	—	—	—	—	(355)	—	(355)
Other disposals and write-offs	(1,449)	(25,925)	(27,374)	(1,313)	(41,136)	(42,449)	(3,814)	(7,218)	(11,032)

Balance at end of the year	118,613	161,741	280,354	117,008	330,161	447,169	116,077	355,899	471,976

Depreciation and impairment losses
Balance at beginning of the year	75,896	282,712	358,608	72,425	290,839	363,264	75,352	280,250	355,602
Effect of exchange rate differences	1,815	2,383	4,198	(114)	(1,178)	(1,292)	(4,871)	(8,914)	(13,785)
Depreciation charge for the period	5,211	17,124	22,335	4,127	30,346	34,473	4,947	24,660	29,607
Acquisition through business combinations	253	785	1,038	—	3,044	3,044	—	1,536	1,536
Contribution to Atos Euronext Market Solutions Holding S.A.S.	—	(124,529)	(124,529)	—	—	—	—	—	—
Reclassification to Disposal Group's assets classified as held-for-sale	(120)	(6,527)	(6,647)	—	—	—	—	—	—
Effect of deconsolidation	—	—	—	—	—	—	(224)	—	(224)
Other disposals and write-offs	(1,265)	(24,089)	(25,354)	(542)	(40,339)	(40,881)	(2,779)	(6,693)	(9,472)

Balance at end of the year	81,790	147,859	229,649	75,896	282,712	358,608	72,425	290,839	363,264

Carrying amount
At beginning of the year	41,112	47,449	88,561	43,652	65,060	108,712	49,987	62,205	112,192

At end of the year	36,823	13,882	50,705	41,112	47,449	88,561	43,652	65,060	108,712

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3.2.2    Intangible assets

	2005				2004				2003
	Goodwill	Patents & trademarks	Development costs	Total	Goodwill	Patents & trademarks	Development costs	Total	Goodwill	Patents & trademarks	Development costs	Total
	In thousands of euros
Cost
Balance at beginning of the year	853,640	9,209	277,804	1,140,653	790,535	8,242	237,712	1,036,489	1,018,822	10,947	217,260	1,247,029
Effect of exchange rate differences	16,308	15	2,242	18,565	(974)	(8)	(1,495)	(2,477)	(46,198)	—	(7,523)	(53,721)
Internally developed	—	—	13,765	13,765	—	—	37,559	37,559	—	—	21,440	21,440
Acquisitions through business combinations	—	—	5,381	5,381	—	348	70	418	—	—	6	6
Other acquisitions	85,100	666	19,639	105,405	64,079	1,152	10,676	75,907	7,143	566	28,477	36,186
Fair value of acquired assets	3,086	—	7,129	10,215	—	—	—	—	—	—	—	—
Contribution to Atos Euronext Market Solutions Holding S.A.S.	—	—	(136,832)	(136,832)	—	—	—	—	—	—	—	—
Reclassification to Disposal Group's assets classified as held-for-sale	(4,016)	(307)	(4,219)	(8,542)	—	—	—	—	—	—	—	—
Effect of deconsolidation	—	—	—	—	—	—	—	—	—	(323)	(15,275)	(15,598)
Other disposals and write-offs	—	(5,079)	(69,254)	(74,333)	—	(525)	(6,718)	(7,243)	(189,232)	(2,948)	(6,673)	(198,853)

Balance at end of the year	954,118	4,504	115,655	1,074,277	853,640	9,209	277,804	1,140,653	790,535	8,242	237,712	1,036,489

Amortization and impairment loss
Balance at beginning of the year	156,260	8,200	204,383	368,843	117,286	7,579	171,676	296,541	80,839	10,340	144,236	235,415
Effect of exchange rate differences	2,110	(4)	1,515	3,621	(901)	(5)	(885)	(1,791)	(3,013)	(25)	(5,011)	(8,049)
Amortization charge for the period	—	489	29,816	30,305	39,875	862	40,255	80,992	50,993	1,516	36,452	88,961
Acquisitions through business combinations	—	—	4,816	4,816	—	289	55	344	—	—	—	—
Contribution to Atos Euronext Market Solutions Holding S.A.S.	—	—	(92,444)	(92,444)	—	—	—	—	—	—	—	—
Reclassification to Disposal Group's assets classified as held-for-sale	(4,016)	—	(2,830)	(6,846)	—	—	—	—	—	—	—	—
Impairment losses	—	—	—	—	—	—	—	—	13,800	—	—	13,800
Effect of deconsolidation	—	—	—	—	—	—	—	—	—	—	(2,301)	(2,301)
Other disposals and write-offs	—	(5,079)	(66,679)	(71,758)	—	(525)	(6,718)	(7,243)	(25,333)	(4,252)	(1,700)	(31,285)

Balance at end of the year	154,354	3,606	78,577	236,537	156,260	8,200	204,383	368,843	117,286	7,579	171,676	296,541

Carrying amount
At beginning of the year	697,380	1,009	73,421	771,810	673,249	663	66,036	739,948	937,983	607	73,024	1,011,614

At end of the year	799,764	898	37,078	837,740	697,380	1,009	73,421	771,810	673,249	663	66,036	739,948

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Amortization

        The amortization is recognized in the line item "Depreciation" in the income statement (see also note 3.1.3).

Cash-generating units including goodwill and impairment tests

        The carrying amount of goodwill has been allocated to the following cash-generating units, generating independent cash flows:

	2005	2004	2003
	In thousands of euros
Cash trading	97,407	97,049	103,845
Listing	25,934	26,843	27,655
Derivatives trading	404,979	391,076	414,268
MTS fixed income	78,700	—	—
Information services	66,935	65,702	69,708
Settlement and custody	34,152	33,601	36,078
Sale of software	91,657	83,109	21,695

Total	799,764	697,380	673,249

        For 2005, impairment review of goodwill has been carried out in accordance with IAS36—Impairment of Assets.

        The impairment tests of Cash Trading and Listing, Derivative Trading, Information Services and Settlement and Custody are based on the 2006 Budget, including conservative assumptions on volumes and control of expenses, business plan covering the period 2007-2010, and a maximum perpetual growth rate of 2% (Settlement and Custody 1%) after 2010. The pre-tax discount rate is 11.1% (except for Settlement and Custody 11.4%).

        The impairment test of MTS is based on the 2006 Budget, including development in cash and money markets activities, a continuous strong growth of BondVision and a decrease in IT expenses, business plan covering the period 2007-2010 and a maximum perpetual growth rate of 2% after 2010. The pre-tax discount rate is 11.5%.

        Based on the comparison between the sum of reported goodwill and intangible assets at year-end and the present value of future cash flows, no impairment loss has been recognized in that respect at December 31, 2005.

        Goodwill on Sale of Software includes that arising from Euronext's acquisition of an additional 12% of GL TRADE S.A. shares in 2004 and the goodwill arising from GL TRADE S.A. acquisitions of operational subsidiaries.

  •
  The Euronext goodwill has been tested for impairment based on the fair value less cost to sell of the company. Based on the comparison between the reported goodwill and the market capitalization of the Group as at December 31, 2005, no impairment loss has been recognized in that respect at the closing date.

  •
  The goodwill on GL TRADE S.A.'s operational subsidiaries has been allocated to the respective cash generating units. The impairment tests of these cash generating units are based on the 2006 Budget and three-year forecasts 2007-2009 with a perpetual growth rate of 2.5% after 2009. The

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    pre-discount rate is 13.27%. Based on the comparison between the sum of reported Goodwill and intangible assets as at year-end and the present value of future cash flows, no impairment loss has been recognized in that respect at December 31, 2005.

        Impairment loss has been recognized in relation to the goodwill that arose on the acquisition of Interbolsa S.A. Further reference is made to note 3.1.9 "Goodwill amortization."

3.2.3    Investments in associates

	2005	2004	2003
	In thousands of euros
Balance at beginning of the year	277,827	275,218	31,642
Currency exchange rate differences	2,413	(677)	(423)
Contribution to Atos Euronext Market Solutions Holding S.A.S.	97,546	—	—
Other disposals	(873)	(1,939)	(91,440)
Acquisitions and capital contributions	—	1,073	343,214
Effect of business combinations	1,206	—	—
Result for the period	18,456	3,327	2,413
Dividends received	(1,928)	(1,416)	(1,978)
Other	(1,089)	2,241	(8,210)

Balance at end of the year	393,558	277,827	275,218

Atos Euronext Market Solutions Holding S.A.S. (prior to July 1, 2005: AtosEuronext SBF S.A. SBF)

        In 2005, the Group contributed its 50% stake in AtosEuronext SBF S.A. and the assets and operations of LIFFE Market Solutions (LMS), the IT division of LIFFE to Atos Euronext Market Solutions Holding S.A.S. in exchange for a 50% interest in that newly created company. While the Group holds a 50% interest in Atos Euronext Market Solutions Holding S.A.S., it does not control this associate (see also paragraph 3.7).

LCH.Clearnet Group Ltd.

        Reported under 'acquisitions and capital contributions' in 2003 is the acquisition of a 32.5% participation in the Ordinary share capital of LCH.Clearnet Group Ltd. These Ordinary shares have been received in exchange for the Group's shares in BCC/Clearnet S.A. and London Clearing House that were contributed into LCH.Clearnet Group Ltd., a new entity that arose from the transaction done at December 22, 2003. The subsequent disposal of 7.6% of Ordinary shares is included under 'disposals'. The remaining 24.9% investment in LCH.Clearnet Group Ltd. (see table below) fully reflects the amount of goodwill paid.

        Since the transaction of December 2003 was an intercompany transaction, an unrealized gain of € 65.3 million arising from this transaction is netted on the ordinary shares of LCH.Clearnet Group Ltd.

NASDAQ Liffe Markets Inc.

        On July 24, 2003 the Group increased its interest in NQLX LLC from 50% to 100%. From that date the net assets of NQLX LLC are fully consolidated (see details below). Prior to that date, the Group's investment was stated at net equity value. The effect of this is reported in the line "Other" in 2003.

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        The composition of the investments in associates is as follows:

	Country	% held in share capital			Carrying Amount
Associates
		2005	2004	2003	2005	2004	2003
		In thousands of euros
Atos Euronext SBF S.A.	France	—	50.00	50.00	—	24,330	22,191
Atos Euronext Market Solutions Holding S.A.S.:	France
Goodwill recognized on acquisition					53,400	—	—
Share in equity		50.00			70,480	—	—

					123,880	—	—
NextInfo S.A./N.V.	Belgium	48.96	48.96	48.96	423	378	342
Bourse Connect S.A.	France	—	34.37	34.37	—	2,159	2,266
Powernext	France	34.00	34.00	34.00	3,237	2,789	2,057
LCH.Clearnet Group Ltd.
Goodwill recognised on acquisition	United Kingdom				233,189	233,189	245,462
Share in equity		24.90	24.90	24.90	30,664	13,877	—

					263,853	247,066	245,462
Associates held by MTS					1,205	—	—
ENDEX N.V.*	Netherlands	9.89	10.13	10.13	812	839	907
Other					148	266	1,993

TOTAL					393,558	277,827	275,218

*
Being represented at the Board of Directors of Endex N.V., Euronext considers in view of paragraph IAS 28,7(a) to exercise a significant influence over Endex N.V.

        A summary of financial information of associates at December 31, 2005 is as follows (100%)*

	Assets	Liabilities	Equity	Revenues	Profit/(loss)
	In thousands of euros
Atos Euronext Market Solutions Holding S.A.S.	477,107	152,893	322,341	278,002	7,809
LCH.Clearnet Group Ltd.	259,359,876	258,781,668	578,208	348,934	54,124
Powernext	18,427	8,370	10,057	7,533	926
NextInfo S.A./N.V.	1,325	461	864	3,432	505
ENDEX N.V.	10,384	2,365	8,019	3,216	(161)

*
To determine the Group's share in accordance with its accounting principles, certain restatements were made to the assets and liabilities and results of associates and joint ventures. The information presented, however, is taken directly from the data reported by the entities and thus before any such restatements.

3.2.4    Other investments (non-current)

	2005	2004	2003
	In thousands of euros
Debt securities (available-for-sale)	199,218	199,218	199,218
Equity securities (available-for-sale)	182,881	182,881	182,881
Other investments	1,117	1,090	1,319

TOTAL	383,216	383,189	383,418

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Debt securities (available-for-sale)

        The Group holds 16.6% of redeemable convertible preference shares in LCH.Clearnet Group Ltd. The intention is that these shares are redeemed by December 2008 at the latest, or converted into ordinary shares, to be disposed of in the coming years. The redeemable convertible preference shares bear an interest of the higher of six-month Euro LIBOR plus 125 basis points and the dividends actually paid on ordinary shares. In view thereof their fair value is still considered to coincide with the initial recognized amount.

Equity securities (available-for-sale)

        This caption reflects the Group's interests in Euroclear plc either held directly or through Sicovam Holding S.A. The Group considers this an available-for-sale financial instrument. Euroclear plc. is an entity of which the shares are not publicly traded. Management has given due consideration to the valuation of the investment and concluded that there is no need for the carrying value to be changed.

3.2.5    Other receivables (non-current)

	2005	2004	2003
	In thousands of euros
Deposits (leases & rentals)	2,938	2,633	2,209
Loans to LCH.Clearnet Group Ltd.	—	—	60,000
Loan to the Chicago Board of Trade	—	14,277	21,400
Loans to staff	505	669	913
Other	7,120	1,531	1,552

TOTAL	10,563	19,110	86,074

        On December 18, 2003, the Group granted a subordinated loan of € 60 million to BCC/Clearnet (now LCH.Clearnet Group Ltd.). This loan has been fully redeemed in 2004.

        The €21.4 million drawn under the GBP 18 million loan facility to the Chicago Board of Trade was repayable in three yearly installments and was collateralized by a GBP 15 million bank guarantee. An upfront interest of 10.91% equivalent to approximately 6.0% per annum has been received. This loan is part of the assets and liabilities of LIFFE Market Solutions that were contributed to Atos Euronext Market Solutions Holding S.A.S. at July 1, 2005.

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3.2.6    Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

        Deferred tax assets and liabilities have been recognized with respect to the following items:

	2005		2004		2003
	Asset	Liability	Asset	Liability	Asset	Liability
	In thousands of euros
Property, plant and equipment	626	3,050	12,196	4,054	8,723	5,089
Intangible assets	—	2,136	—	4,604	—	5,430
Investments	—	17,088	—	17,054	—	38,794
Employee benefits	6,296	416	8,286	1,553	10,070	543
Provisions	2,677	—	12,152	229	9,575	—
Other items	2,851	575	6,672	5,481	1,273	(154)

Balance sheet amount	12,450	23,265	39,306	32,975	29,641	49,702

Unrecognized deferred tax assets

        NQLX LLC has tax losses available for carry forward. Given the uncertainty of recoverability, no deferred tax asset is recognized.

The movements in temporary differences during the year were as follows:

Movements in deferred tax assets 2005:

	January 1, 2005	Recognised in income	Recognised in currency translation reserve	Reclassified	Effect of business combinations	Transfer to AtosEuronext Market Solutions	December 31, 2005
	In thousands of euros
Property, plant and equipment	12,196	(1,870)	207	(418)	—	(9,489)	626
Intangible assets	—	—	—	—	—	—	—
Investments	—	68	—	(68)	—	—	—
Employee benefits	8,286	(1,964)	—	(26)	—	—	6,296
Provisions	12,152	(9,413)	—	(62)	—	—	2,677
Other items	6,672	(186)	22	(5,482)	1,825	—	2,851

Net position in balance sheet	39,306	(13,365)	229	(6,056)	1,825	(9,489)	12,450

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Movements in deferred tax liabilities 2005:

	January 1, 2005	Recognised in income	Recognised in currency translation reserve	Reclassified	Effect of business combinations	Transfer to AtosEuronext Market Solutions	December 31, 2005
	In thousands of euros
Property, plant and equipment	4,054	(364)	—	(640)	—	—	3,050
Intangible assets	4,604	(2,468)	—	—	—	—	2,136
Investments	17,054	16	—	18	—	—	17,088
Employee benefits	1,553	(241)	—	(356)	—	(540)	416
Provisions	229	(229)	—	—	—	—	—
Other items	5,481	(559)	676	(5,078)	55	—	575

Net position in balance sheet	32,975	(3,845)	676	(6,056)	55	(540)	23,265

3.2.7    Other receivables

	2005	2004	2003
	In thousands of euros
Other trade receivables	197,358	142,265	143,584
Non-trade receivables	3,677	24,706	15,479

TOTAL	201,035	166,971	159,063

3.2.8    Short-term financial investments

	2005	2004	2003
	In thousands of euros
Equity securities (at fair value through profit or loss)	20,449	18,308	17,975
Money markets funds (at fair value through profit or loss)	10,699	—	—
Short-term interest investments	231,643	63,826	50,280
Fixed rate bonds	—	—	5,754
Interest rate swap	2,270	—	—

TOTAL	265,061	82,134	74,009

Equity securities

        Equity securities principally include an investment in AtosOrigin (0.49% of its outstanding shares). The carrying amount of this investment increased by € 1.8 million to € 18.1 million following a revaluation to reflect the higher market value of the shares at December 31, 2005. Equity securities are accounted for at fair value through profit or loss.

Money market funds

        Money market funds include funds that are not subject to an insignificant risk of changes in value and therefore do not qualify as cash and cash equivalents (see also note 3.2.9).

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Short-term interest investments

        This caption includes short-term time deposits with a maturity of more than three months from acquisition date and investments which are not readily convertible to cash or which are not subject to an insignificant risk of changes in value and therefore do not qualify as cash and cash equivalents.

Interest rate swap

        The £250 million fixed-rate bonds maturing on June 16, 2009 (see also 3.2.12 financial liabilities) was swapped to floating rate using an interest rate swap designated as hedging the changes in the bond's fair value due to the changes in interest rates. The interest rate swap is recognized at fair value in the balance sheet with changes in fair value due to fluctuations in interest rates and currency rates booked in the income statement and substantially offset by the changes in fair value of the hedged bonds. In 2005, the fair value of the interest rate swap increased by €3.8 million (from a liability of €1.5 million), offsetting the positive adjustment of the hedged bond loan for the fair value fluctuation of the interest rate risk hedged.

3.2.9    Cash and cash equivalents

	2005	2004	2003
	In thousands of euros
Cash	111	88	47
Bank balances	163,484	87,019	70,992
Money market funds	211,068	276,316	20,669
Short-term interest investments	54,860	160,282	405,053

TOTAL	429,523	523,705	496,761

        Short-term interest investments, including deposits booked in "Short term financial investments" (note 3.2.8), have an average maturity of 35 days (2004: 18 days, 2003: 30 days). Investments in euros have an average effective interest rate of 2.26% (2004: 2.04%, 2003: 2.06%) and investments in pound sterling have an average effective interest rate of 4.49% (2004: 4.60%, 2003: 3.65%). There is no significant difference between the carrying value of these investments and their fair value.

        Money market funds, including funds booked in the caption "Short term financial investments" (note 3.2.8), have a weighted average volatility of 0.11%.

3.2.10    Group capital and reserves

	2005	2004	2003
	In thousands of euros
Issued capital	112,557	122,112	122,112
Share premium	1,080,944	1,172,706	1,172,706
Reserve for own shares	647	(227,073)	(10,385)
Retained earnings	568,255	509,733	419,378
Revaluation reserve	(66)	(46)	—
Currency exchange differences	(41,081)	(54,003)	(58,791)

Total	1,721,256	1,523,429	1,645,020

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Issued capital

        The authorized share capital of Euronext amounts to € 200,000,000 representing 200,000,000 ordinary shares with a par value of €1 per share as of December 31, 2005, 2004, and 2003. On January 1, 2003, the number of issued shares was 122,111,972. Of these, 9,554,713 shares were cancelled at May 30, 2005.

        The movement schedule for each of the reporting periods is as follows:

	2005	2004	2003
Number of shares outstanding as at 1 January	122,111,972	122,111,972	122,111,972
Outstanding shares cancelled in period	(9,554,713)	—	—

Number of shares outstanding as at 31 December	112,557,259	122,111,972	122,111,972

Share premium

        The share premium at the end of the period reflects the difference between the value attributed to the shares received from SBF, BXS and AEX and the nominal value of the shares issued by Euronext. It also reflects the difference amounting to € 95 million between the market price (€ 20.63) of the Euronext shares at acquisition date of the BVLP shares and the par value of these Euronext shares. Due to cancellation of shares at the end of May 2005 (see also previous paragraph) the share premium decreased with the average share premium of € 9.60 for each cancelled share.

Reserve for own shares

        The Reserve for own shares (treasury shares) include shares acquired under the share repurchase program and shares held in stock to cover the Group's employee stock option plans. The reserve includes any gain or loss that arises upon sale of treasury shares until the related program or stock option plan is finalized, when the resultant total gain or loss will be transferred to Retained earnings.

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        The movement schedule for each of the reporting periods is as follows:

	2005		2004		2003
	Number of shares	Costs in thousands of euros	Number of shares	Costs in thousands of euros	Number of shares	Costs in thousands of euros
Balance at the beginning of the year	11,758,490	(227,073)	2,710,573	(10,385)	2,699,370	(9,837)
Share Repurchase Program—Liquidity contract	(57,469)	1,955	(15,351)	600	34,082	(571)
Share Repurchase Program—Share buy-back	—	(774)	9,554,713	(220,046)	—	—
Share Repurchase Program—Cancellation own shares	(9,554,713)	220,723	—	—	—	—
Exercise of options	(425,698)	5,816	(491,445)	2,758	(22,879)	23

Balance at end of the year	1,720,610	647	11,758,490	(227,073)	2,710,573	(10,385)

Share Repurchase Program

        A decrease of the reserve of € 2.0 million during the reporting period relates to the transactions in Euronext shares made under the Share Repurchase Program. Transactions are conducted by the liquidity provider on behalf of the Group with the purpose of stabilizing the share price. As at December 31, 2005 Euronext holds 65,641 shares under the liquidity contract with a cumulative cost of € 0.6 million (December 31, 2004: 123,110 shares with a cumulative cost of € 1.4 million). Furthermore, starting on June 30, 2004, transactions were made under the program to buy back shares.

        At May 30, 2005 Euronext cancelled 9,554,713 shares pursuant to this share buyback program, with a total cost of € 220.7 million. No additional shares were purchased under this part of the program in 2005, but withholding tax related to shares bought increased the cost of the repurchased shares by € 0.8 million.

        The cancellation of the shares acquired under the Share Repurchase Program was registered with the AMF (the French securities supervisor) on May 9, 2005 under the authorization granted by the Annual General Meeting of May 26, 2004.

Exercise of options

        As at December 31, 2005 the reserve for own shares comprises 1,270,841 shares (December 31, 2004: 1,453,388) held by Euronext's subsidiaries and 384,128 shares held by Stichting Option Plan SBF, a consolidated entity (December 31, 2004: 627,279). These shares are held in stock to cover the Group' employee stock option plans (see also 3.2.13 "Employee benefits").

        In the reporting period, following the exercise of stock options held by employees, 215,970 shares were sold in relation to the SBF Stock Option Scheme, which resulted in a movement of € 1.2 million in the Reserve for own shares. In addition, 203,728 shares were sold in relation to the Euronext Stock Option Schemes 2001 and 2002, leading to a decrease of the Reserve for own shares of € 4.5 million. Finally, premature exercise on the Euronext Stock Option Scheme 2004 as allowed under certain conditions lead to a decrease of the Reserve for own shares of 6.000 shares at a total value of € 0.1 million (see also 3.2.13 "Employee benefits").

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Retained earnings

Dividends

        In relation to financial year 2005, the General Meeting of Shareholders has approved a dividend of €1.00 per qualifying ordinary share and an additional payment of €3.00 per ordinary share by means of capital repayment.

        The dividend and capital repayment in relation to the past years were as follows:

	Share capital repayment 2006	2005	2004	2003	2002
Dividend and share capital repayment per share in euros	3.00	1.00	0.60	0.50	0.45
Amount of dividends in millions of euros paid in the subsequent year (the years prior to 2005 exclude dividends related to shares held by group companies)	336	112	66	60	54

Cancellation of own shares

        The retained earnings decreased by € 119.4 million due to the cancellation of Euronext's own shares at May 30, 2005.

Other movements in retained earnings

        Costs related to share-based payment transactions in the period are included in the other movements in retained earnings to an amount of € 2.6 million (see also 3.2.13 "Employee benefits").

Revaluation reserve

        Contains the unrealized revaluation of Available for sale financial instruments.

Currency exchange differences

        The assets and liabilities of foreign (non-euro) operations, including the related goodwill, are translated to euros at foreign exchange rates according to Euronext's accounting principles, resulting in positive currency exchange differences of € 9.9 million at December 31, 2005 (2004:—€ 54.0 million, 2003:—€ 58.8 million). In addition, an amount of € 3.0 million was released from the reserve for currency exchange differences in relation to the impact of currency variations in the period prior to July 1, 2005 on assets and liabilities contributed to Atos Euronext Market Solutions Holding S.A.S.

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Earnings per share

Basic EPS

        The calculation of basic EPS is based on the net profit attributable to ordinary shareholders and a weighted average number of ordinary shares outstanding during the period, calculated as follows:

Net profit attributable to shares

	2005	2004	2003
	In thousands of euros
Profit for the year, attributable to shareholders of the Group	241,758	149,738	211,755
Profit for the year, attributable to ordinary shareholders of the Group	241,758	149,738	211,755
Weighted average number of ordinary shares
Ordinary shares at beginning of the year	122,111,972	122,111,972	122,111,972
Average number of own shares	(11,508,910)	(5,325,162)	(2,692,526)

Weighted average number of ordinary shares	110,603,062	116,786,810	119,419,446

Basic EPS (in euros)	2.18	1.28	1.77

Weighted average number of ordinary shares (diluted)
Weighted average number of ordinary shares	110,603,062	116,786,810	119,419,446
Effect of stock option- and share schemes	502,328	490,843	788,436

Weighted average number of ordinary shares (diluted)	111,105,390	117,277,653	120,207,882

Diluted EPS (in euros)	2.17	1.28	1.76

3.2.11    Minority interests

	2005	2004	2003
	In thousands of euros
GL TRADE S.A./Financière Montmartre	29,111	21,016	33,188
MTS	4,483	—	—

TOTAL	33,594	21,016	33,188

3.2.12 Financial liabilities

	2005	2004	2003
	In thousands of euros
Non-current financial liabilities
Loans and borrowings
Bond loan	368,157	353,856	—
Bank borrowings	9,000	12,000	—

TOTAL	377,157	365,856	—

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	2005	2004	2003
	In thousands of euros
Current financial liabilities
Loans and borrowings
Bank borrowings	3,193	3,279	212,826
Loan notes	5,652	6,737	8,406
Other financial liabilities
Interest rate swap	—	1,529	—
Bank overdrafts	—	94	236
Put options granted to minority shareholders	18,567	—	—
Other short term financial liabilities	81	64	1,026

TOTAL	27,493	11,703	222,494

                Net financial indebtedness

	2005	2004	2003
	In thousands of euros
Non-current financial liabilities	377,157	365,856	—
Current financial liabilities	27,493	11,703	222,494
Short term financial investments	(265,061)	(82,134)	(74,009)
Cash and cash equivalents	(429,523)	(523,705)	(496,761)

TOTAL	(289,934)	(228,280)	(348,276)

Bond loan (non-current)

        On February 9, 2004, the Group issued a £ 250 million 5.125% fixed-rate bond maturing on June 16, 2009 with a view to lengthening the profile and significantly reduce the cost of the Group's existing debt. The all-in cost of this financing, which was swapped to floating rate, amounts to 23 basis points over 3-month Libor, reported as interest expense. This bond does not contain any financial covenant or material customary provision, which may lead to an early redemption. It is recognized in the balance sheet at amortized cost, with directly related costs of issuing debt deducted from the amount of debt originally recognized and, together with transaction costs and issue premiums, amortized over the life of the debt using the effective interest rate of the transaction. The price risk affecting the fixed rate bond is hedged by an interest rate swap. The carrying amount of the bond is adjusted for gain or loss attributable to the hedged interest rate risk, with such gain or loss recognized in profit and loss and mostly offset by gain or loss from remeasuring the hedging swap at fair value through profit and loss. The carrying amount of the bond is also adjusted for change in €/£ currency rates with resulting gain and loss recognized in profit and loss. In 2005, the book value of the bond loan increased by € 14.3 million due to a € 0.3 million increase as a result of amortization in amortized costs, a € 3.8 million adjustment for the fair value fluctuation of the interest rate risk hedged (offset by an almost similar adjustment of the fair value of the interest rate swap hedging instrument (see note 3.2.8) and € 10.2 million currency revaluation.

Bank borrowings (non-current and current)

        On June 24, 2004, GL TRADE S.A. entered into a five year banking facility agreement for an amount of €15 million. This facility is indexed on Euribor with a floor rate, falls due on June 24, 2009 and includes a capital redemption of € 3 million per year. As at December 31, 2005, the outstanding facility amounts to

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€ 12 million of which € 3 million are classified as current loans and borrowings. No guarantees were provided for this loan.

        In November 2001, Euronext (UK) plc entered into a credit facility agreement for an amount of € 409 million (£ 250 million) to partly finance the acquisition of LIFFE (Holdings) plc. At December 31, 2003, the remaining balance of this loan becoming due and repayable on November 12, 2004 was booked in the current loans and borrowings for an amount of € 213 million (£ 150 million). No guarantees were provided for this loan. On February 12, 2004, the Group fully repaid this outstanding £150 million banking loan following the issue of a £250 million fixed-rate bond maturing on June 16, 2009 (see also note above).

Loan notes (current)

        In connection with the acquisition of LIFFE, the Group also issued variable rate guaranteed unsecured loan notes redeemable at the holders' request or on January 7, 2007 at the latest. The outstanding loan notes are reported in the current loans and borrowings for €5.7 million (£3.9 million).

Put options granted to minority shareholders

        GL TRADE S.A. has granted put options to minority shareholders of the companies Glesia and GL TRADE America Inc., which GL TRADE S.A. controls. The present value of the exercise price of the option (€4.9 million and €1.0 million respectively) is reflected as a financial liability.

        Euronext and Borsa Italiana S.p.A. through MBE Holding S.p.A. have subscribed to 51% of MTS share capital on November 18, 2005. As a result of the pre-emptive rights and sale mechanism, MBE Holding S.p.A. is committed to acquire an additional stake in the controlled MTS of 9.37%. The Euronext share in the commitment, €12.6 million, is reflected as a financial liability.

        Euronext has granted Borsa Italiana S.p.A. a put option on its 49% stake in MBE Holding S.p.A., the 51/49% Euronext/Borsa Italiana S.p.A. holding company controlling MTS. The option is exercisable at any time until 2010. As MBE Holding S.p.A. is jointly controlled by the Group and Borsa Italiana S.p.A. and is proportionally consolidated at 51% by the Group, the put option is treated as a derivative financial instrument. The fair value of this option is determined as being the difference between the estimated exercise price and 49% of the enterprise value determined on the basis of a discounted cash flow method. When the exercise price exceeds the enterprise value, a liability is recognized. At December 31, 2005, as the exercise price did not exceed the enterprise value, no liability was required to be recognized.

Interest rate swap

        The £250 million fixed-rate bonds maturing on June 16, 2009 (see also 3.2.8 short-term financial investments) was swapped to floating rate using an interest rate swap designated as hedging the changes in the bond's fair value due to the changes in interest rates. The interest rate swap is recognized at fair value in the balance sheet with changes in fair value due to fluctuations in interest rates and currency rates booked in the income statement and substantially offset by the changes in fair value of the hedged bonds. In 2004, the fair value of the interest rate swap moved from zero at inception to a liability of € 1.5 million at year end, offsetting the opposite adjustment of the hedged bond loan for the fair value fluctuation of the interest rate risk hedged.

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3.2.13    Employee benefits

Defined contribution plans

        The Group contributes to defined contribution plans. The total expense in relation to these plans amounted to € 8.1 million in the reporting period, which is fully recognized in the line item "Salaries and employee benefits" in the income statement.

Defined benefit plans

        The Group contributes to a number of defined benefit plans:

  •
  Retirement plans: Normal retirement ages vary from 60 to 65 years.

  •
  Early retirement plans: In 2002 and 2001, in some countries, the Group introduced early retirement plans for employees, meeting certain conditions for the total employment term.

  •
  Other post-employment benefits: Other post-employment benefits include obligations for Jubilee awards, Retirement indemnities and Post-employment medical care.

        In some of the locations, especially the Netherlands, the obligations are funded via pension funds of the Group.

        The liability for defined benefit obligations is analyzed as follows:

	2005	2004	2003
	In thousands of euros
Present value of funded obligations	150,500	133,563	139,000
Fair value of plan assets	(128,675)	(116,015)	(110,372)

Present value of net funded obligations	21,825	17,548	28,628
Present value of unfunded obligations	16,565	19,792	11,768
Unrecognized actuarial losses/gains	(19,496)	(13,640)	(12,276)
Unrecognized past service costs	165	—	—

Recognized liability for defined benefit obligations	19,059	23,700	28,120

        Movements in the net liability for defined benefit obligations recognized in the balance sheet:

	2005	2004	2003
	In thousands of euros
Net liability for defined benefit obligations at January 1	23,700	28,120	47,632
Acquisitions through business combinations	708	111	(1,187)
Reclassified to liabilities directly associated with disposal group's assets classified as held for sale	1,502	—	(2,331)
Contributions paid	(13,073)	(12,179)	(24,054)
Pension recognized in the income statement	5,499	8,753	8,956
Jubilee award expense recognised in the income statement	297	—	—
Early retirement plan expense recognised in the income statement	426	(1,105)	(896)

Net liability for defined benefit obligations at December 31	19,059	23,700	28,120

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Expense recognized in the income statement

	2005	2004	2003
	In thousands of euros
Current service costs	5,100	5,832	7,985
Interest on obligation	6,414	6,705	6,742
Expected return on plan assets	(6,558)	(5,484)	(5,269)
Actuarial gain/loss recognized	724	660	(502)
Past service cost recognized	(181)	1,040	—

Pension expense recognized in the income statement	5,499	8,753	8,956
Jubilee award expense recognised	297	—	—
Early retirement plan expense recognised in the income statement	426	(1,105)	(896)

Total	6,222	7,648	8,060

        This expense is fully reflected in "Salaries and employee benefits" in the income statement.

Principal actuarial assumptions at the balance sheet date (expressed as weighted averages):

	2005	2004	2003
Discount rate at December 31	4.14%	4.7%	5.2%
Expected return on plan assets at December 31	4.27%	4.5%	5.0%
Future salary increases (incl. 2% inflation)	3.58%	3.6%	2.7%
Future pension increases	1.75%	1.2%	1.8%

Share based payments

        At September 14, 2004, the Group established a stock option plan that entitles employees to purchase Euronext shares. At December 24, 2004, an additional grant was made to certain employees.

        Additionally, three stock option arrangements granted before November 7, 2002 exist. The recognition and measurement principles in IFRS 2 have not been applied to these grants in accordance with the transitional provisions in IFRS 2.

        At September 28, 2005 the Group granted shares under an Executive Incentive Share Plan.

        Since 1999, Group subsidiary GL TRADE S.A. initiated ten stock option plans of which two after November 7, 2002. The latter were recognized and measured according to IFRS 2. For the plans initiated prior to that date the transitional provisions of IFRS 2 have been applied.

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Euronext Employee stock option plans

        The terms and conditions of the stock option plans are as follows, all options being settled by physical delivery of shares:

	SBF Stock Option Scheme (*)	Euronext Stock Option Scheme 2001		Euronext Stock Option Scheme 2002		Euronext Stock Option Scheme 2004
Date of grant	June 27, 2000	July 5, 2001		16 Sept. 2002		17 Sept. 2004	24 Dec. 2004
Number granted	1,226,682	175,201	81,155	590,932		686,000	44,500
Contractual life	7 years	10 years	10 years	7 years		7 years	7 years
Exercise price (in euros)	5.62	24.00	21.60	21.08		22.28	22.60

Options outstanding as at December 31, 2003	1,114,018	141,011	59,513	589,274		—	—
Granted and accepted	—	—	—	—		—	—
Exercised	(22,879)	—	—	—		—	—
Cancelled	(449)	(1,711)	(3,576)	(27,302)		—	—

Options outstanding as at December 31, 2003	1,090,690	139,300	55,937	561,972		—	—

Adjusted	—	1,177	—	—		—	—
Granted and accepted	—	—	—	—		686,000	44,500
Exercised	(490,592)	—	(853)	—		—	—
Cancelled	—	(10,533)	(6,055)	(73,263)		(52,000)	—

Options outstanding as at December 31, 2004	600,098	129,944	49,029	488,709		634,000	44,500

Adjusted	—	—	142	—		—	—
Exercised	(215,970)	(47,175)	(33,630)	(122,923)		(6,000)	—
Cancelled	—	(1,642)	(504)	—		(12,000)	—

Options outstanding as at December 31, 2005	384,128	81,127	15,037	365,786		616,000	44,500

Options exercisable as at December 31, 2005	384,128	81,127	15,037	339,294	(**)	—	—

(*)
Number of options based on Euronext shares: 7.02 Euronext shares for 1 SBF share.

(**)
The French holders of stock options under the Euronext Stock Option Scheme 2002 are allowed to exercise their rights only from September 2006 onwards.

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Euronext share plans

Euronext Executive Incentive plan
Date of grant	28 Sept. 2005
Number granted	376,118
Contractual life	3 years

Shares outstanding as at January 1, 2005	—
Granted and accepted	376,118

Shares outstanding as at December 31, 2005	376,118

        The number and weighted average exercise prices of stock options under Euronext Stock option plans is as follows:

	Weighted average exercise price 2005	Number of options 2005	Weighted average exercise price 2004	Number of options 2004	Weighted average exercise price 2003	Number of options 2003
Outstanding at 1 January	16.95	1,946,280	12.19	1,847,899	12.27	1,903,816
Adjusted during the period	21.60	142	24.00	1,177	—	—
Cancelled during the period	22.46	(14,146)	21.76	(141,851)	21.08	(33,038)
Exercised during the period	13.62	(425,698)	5.65	(491,445)	5.62	(22,879)
Granted during the period	—	—	22.30	730,500	—	—

Outstanding at 31 December	17.84	1,506,578	16.95	1,946,280	12.19	1,847,899

Exercisable at 31 December	14.13	819,586	9.69	779,071	5.62	1,090,690

SBF Stock Option Scheme

        Under the SBF Option Scheme, each option is exercisable for one share of Euronext Paris. The exercise price of each option is € 39.47 (7.02 times € 5.62) for one share of Euronext Paris. Options can be exercised after 27 June 2002 insofar as the entitled employee is still employed by the Group or in case the holder of the options is no longer employed by the Group under certain conditions. It is stipulated that after exercising the options, the shares in Euronext Paris that will be acquired by the option holders are converted into shares of Euronext. Each share of Euronext Paris will be converted to 7.02 shares of Euronext.

        At December 31, 2005 Euronext Paris held 73,583 (December 31, 2004: 104,350, December 31, 2003: 174,234) of its own shares, being 0.86% (December 31, 2004: 1.22%, December 31, 2003: 2%) of the total issued shares of Euronext Paris of 8,549,256 at a cost of € 2.4 million. These shares are held for the completion of the SBF Option Scheme. The Stichting Option Plan SBF takes care of the transfer of the exercised options in SBF shares into shares of Euronext and holds 384,128 Euronext shares as at December 31, 2005.

Euronext Stock Option Scheme 2001

        The Euronext Employees Stock Option Plan 2001 is directly related to the initial public offering and listing of the Euronext shares on 5 July 2001. Each option granted by Euronext entitles the option holder

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to purchase one Euronext Share at the exercise price of € 24.00 for employees of Euronext Brussels and for certain management employees and Directors of Euronext Amsterdam, or € 21.60 for other employees of Euronext Amsterdam. The options can be exercised between 5 July 2004 and 5 July 2011 if the entitled employee is still employed by the Group or under certain conditions in cases where the holder of the options is no longer employed by the Group. Treasury shares will be used upon exercise of these options.

Euronext Stock Option Scheme 2002

        Options granted under this scheme can be exercised between 16 September 2005 and 16 September 2009 if the entitled employee is still employed by the Group or under certain conditions in cases where the holder of the options is no longer employed by the Group. Treasury shares will be used when options are exercised.

Euronext Stock Option Scheme 2004

        Options granted under this scheme can be exercised between 17 September 2007 and 17 September 2011 if the employee is still employed by the Group, and if the EPS have exceeded general cost-of-living-indices by 4% or more. Treasury shares will be used when options are exercised

Euronext Executive Incentive Share plan

        On 28 September 2005 the Group granted 376,118 shares to its executive managers. According to the stipulations of this plan, these employees will receive their shares on 29 September 2008 if they are still employed by the Group and if the evolution of the EPS corresponds at least to the average evolution of a basket of listed shares.

GL TRADE S.A. Stock Option plans

        Stock options have been granted to personnel under a scheme with various grants, starting 1999 up to and including 2004. The main characteristics of this scheme are:

Exercise price:	varying from € 15.20 to 52.02
Contractual life:	7 years
Total number of granted instruments:	460,920
Vesting conditions	not applicable
Outstanding options as at December 31, 2005	304,665

        The number and weighted average exercise prices of stock options under GL TRADE S.A. stock option plans is as follows:

	Weighted average exercise price 2005	Number of options 2005	Weighted average exercise price 2004	Number of options 2004
Outstanding at 1 January	27.98	353,501	27.26	374,221
Forfeited during the period	26.89	2,670	26.89	8,170
Exercised during the period	14.61	46,166	14.78	20,050
Granted during the period	—	—	27.10	7,500

Outstanding at 31 December	30.01	304,665	27.98	353,501

Exercisable at 31 December	30.09	297,165	28.67	209,391

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Fair value of services received in return for share based payments

        The fair value of services received in return for shares and stock options granted is measured by reference to the fair value of shares and stock options granted. The estimate of the fair value of the services received is measured based on the binomial pricing model. The contractual lives of the stock options are used as input into this model, as are expectations of early exercise.

        Fair value of stock options and assumptions:

	Euronext Stock Option Scheme 2004	Euronext Stock Option Scheme 2004	Employees GL TRADE S.A. 2003	Employees GL TRADE S.A. 2004
Fair value at measurement date	6.86	6.11	5.44	8.79
Share price	23.28	22.45	27.75	31.94
Exercise price	22.28	22.60	26.89	27.17
Expected volatility (1)	35%	35%	10%	10%
Risk-free interest rate (2)	3.1%	2.8%	2%	2%

(1)
Expressed as weighted average volatility used in the modeling under binomial pricing model

(2)
Based on national government bonds

        The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the stock options), adjusted for any expected changes to future volatility due to publicly available information.

        Stock options under Euronext Stock Option Scheme 2004 are granted under a service condition and a non-market performance condition. Such conditions are not taken into account in the grant date fair value measurement of the services received. There are no market conditions associated with the stock option grants.

        The fair value of the shares granted under the Executive Incentive share plan at grant date of € 34.33 is determined based on the Black-Scholes formula. The model inputs are the share price of € 36.08, expected dividends of 1.7 per cent, a term of three years with an additional two year retention period and a risk-free interest rate of 2.5 per cent.

        Employee expenses recognized in the income statement:

	2005	2004	2003
	In thousands of euro
Euronext Stock Option Scheme 2004	1,418	450	—
Euronext Executive Incentive Share Plan 2005	1,039	—	—
Employees GL TRADE S.A.	162	—	—

Total	2,619	450	—

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3.2.14    Other provisions

		2005			2004			2003
		Personnel	Other	Total	Personnel	Other	Total	Personnel	Other	Total
		In thousands of euros
Balance at beginning of the period		7,306	21,426	28,732	8,322	34,072	42,394	2,349	32,153	34,502
Provisions made		8,542	1,863	10,405	6,933	502	7,435	8,829	22,141	30,970
Provisions utilized		(5,000)	(11,667)	(16,667)	(6,241)	(12,485)	(18,726)	(2,852)	(11,589)	(14,441)
Provisions reversed		(1,540)	(1,812)	(3,352)	(1,416)	(878)	(2,294)	(4)	(6,947)	(6,951)
Reclassifications		—	—	—	(292)	97	(195)	—	—	—
Contribution to Atos Euronext Market Solutions Holding S.A.S.		—	(1,007)	(1,007)	—	—	—	—	—	—
Effect of business combinations		—	—	—	—	110	110	—	—	—
Effect of currency exchange rate differences		—	151	151	—	8	8	—	(718)	(718)
Effect of (de)consolidation of subsidiaries		—	—	—	—	—	—	—	(968)	(968)

Balance at end of the period		9,308	8,954	18,262	7,306	21,426	28,732	8,322	34,072	42,394

—Non-current	(> 1 year)	330	3,095	3,425	15	3,384	3,399	804	14,340	15,144
—Current	(< 1 year)	8,978	5,859	14,837	7,291	18,042	25,333	7,518	19,732	27,250

TOTAL		9,308	8,954	18,262	7,306	21,426	28,732	8,322	34,072	42,394

        The other provisions can be specified as follows:

	2005	2004	2003
	In thousands of euros
Legal and operational	3,034	1,398	2,250
Retired stockbrokers	2,097	2,126	2,735
Migration	—	966	1,870
Building dilapidation	3,823	5,350	5,226
Revenue guarantee LCH.Clearnet Group Ltd.	—	10,000	20,000
Surplus property	—	—	263
Other	—	1,586	1,728

TOTAL	8,954	21,426	34,072

        In 2003, the Group recorded a provision with respect to the revenue guarantee, recorded in connection with the sale of BCC/Clearnet S.A. The corresponding charge was deducted from the capital gain recognized on that sale. This provision has been fully utilized in 2005 (see also paragraph 3.7).

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3.2.15    Other payables

	2005	2004	2003
	In thousands of euros
Other trade payables	217,971	218,385	202,655
Non-trade payables and accrued expenses	127,284	113,527	131,218

TOTAL	345,255	331,912	333,873

        An amount of € 43.5 million of deferred gain on sale of associates at the end of 2003 is reported as a non-trade payable in relation to the sale of the Group's share in BCC/Clearnet S.A. and London Clearing House Ltd.

3.3    NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

        The cash flow statement provides information about the cash flows in order to analyze the changes in the net assets of the Group, its financial structure and its ability to affect the amounts and timing of cash flows.

        Cash flows arising from transactions in foreign currency are recorded by applying the exchange rate at the date of the transaction or the average rate as far as the cash flows in foreign currency relate to the operating activities. The effect of the exchange rate changes is shown separately in the cash flow statement, in order to reconcile with cash and cash equivalents at the end of the year.

        Any part of operating, investing or financing transactions that does not require the use of cash or cash equivalents has been excluded from the cash flow statement. For that reason, reported line items in the income statement may vary from the actual cash flow related to that component as reported in the cash flow statement.

3.3.1    Cash flows from operating activities

        "Operating activities" are the principal revenue-generating activities of the Group. The cash flows from operating activities are shown according to the indirect method whereby net profit or loss is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows.

        Other non-cash or non-operational items include:

	2005	2004	2003
	In thousands of euros
Gain on sale of assets or activities	—	(104)	(3,438)
Movement in provisions	(19,749)	900	5,350
Income from associates	(18,456)	(3,327)	(2,413)
Cost of share based compensation plan	2,619	450	—
Other	2,741	(3,509)	—

TOTAL	(32,845)	(5,590)	(501)

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3.3.2    Cash flows from investing activities

        Other investing activities are the acquisition and disposal of long-term assets and other investments not included in cash equivalents.

	2005	2004	2003
	In thousands of euros
Sale of ordinary shares LCH.Clearnet Group Ltd.	—	—	91,440
(Investments)/disinvestments in current short-term financial assets	(178,502)	(8,382)	(28,751)
Acquisitions in, disposal of, distributions by and capital contributions to associates	1,972	(95)	(345)
Distribution to minority shareholders	(5,348)	(5,087)	(29,288)
Net foreign exchange gains/losses	—	—	(1,048)
Other investing activities	832	5,552	(1,155)

TOTAL	(181,046)	(7,822)	30,853

        Investments and disinvestments in current short-term financial assets are made in the context of the overall management of the Group's cash position to which cash, cash equivalents and short-term financial investments constitute a global treasury portfolio. In 2005, the short-term financial assets increased by € 182.9 million (see also note 3.2.8), consisting of € 178.5 million net investments in short-term financial assets (cash component) and € 4.4 million revaluation (non cash component).

3.3.3    Cash flows from financing activities

        Financing activities are activities that result in changes in the size and composition of equity and borrowings.

	2005	2004	2003
	In thousands of euros
Proceeds from shares sold in stock option plans	6,218	3,167	130
Redemption of current loans and borrowings	—	—	(1,573)
Other financing activities	—	3,045	(2,448)
TOTAL	6,218	6,212	(3,891)

3.3.4    Cash and bank overdrafts

        Cash and bank overdrafts are detailed as follows:

	2005	2004	2003
	In thousands of euros
Cash	111	88	47
Bank balances	163,484	87,019	70,992
Money market funds	211,068	276,316	20,669
Other short-term interest investments	54,860	160,282	405,053

	429,523	523,705	496,761
Cash & cash equivalents CIK S.A./N.V. (recognized as "Disposal Group's assets classified as held for sale" in the balance sheet)	10,896	—	—

	440,419	523,705	496,761

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3.4    SEGMENT REPORTING

        The Group's risks and returns are predominantly managed by business units. The primary format for reporting segment information therefore is by business segments.

        The Group generally accounts for intersegment sales as if transfers were made to third parties at current prices (arm's length). The geographical segments are regarded as the secondary segmentation of reporting of the activities of the Group.

Business segments (primary segmentation)

        The Group comprises the following main business segments (further reference is made to the Report of the Managing Board):

  •
  Cash Trading: the management of trading in all cash instruments (stocks, bonds and structured products such as warrants, certificates and exchange traded funds).

  •
  Listing: the listing of all cash instruments as mentioned above.

  •
  Derivatives Trading: the management of trading in a wide range of derivatives products.

  •
  MTS Fixed Income: the management of trading in bonds and repos, etc.

  •
  Information Services: the sale of market data and related information.

  •
  Settlement & Custody: the settlement of transactions and the safe-custody of physical securities.

  •
  Sale of Software: the providing of electronic trading solutions.

        The tables below are presented in thousands of euros.

2005	Cash Trading (*)	Listing	Derivatives Trading (*)	MTS fixed Income	Information Services	Settlement & Custody	Sale of Software	Holding & Unallocated	Total
Revenues by segment:
External sales	215,743	63,130	331,923	1,437	93,592	39,280	195,212	21,550	961,867
Intersegment reallocations	11,846	75	36,165	565	(26,085)	1,792	(15,919)	(8,439)	—

Segment revenue	227,589	63,205	368,088	2,002	67,507	41,072	179,293	13,111	961,867
Segment expenses	(134,799)	(21,662)	(237,467)	(2,115)	(35,213)	(22,467)	(152,073)	(37,593)	(643,389)

Profit from operations per segment	92,790	41,543	130,621	(113)	32,294	18,605	27,220	(24,482)	318,478

2004	Cash Trading (*)	Listing	Derivatives Trading (*)	MTS Fixed Income	Information Services	Settlement & Custody	Sale of Software	Holding & Unallocated	Total
Revenues by segment:
External sales	189,737	43,270	324,918	N/a	87,297	33,122	185,965	22,528	886,837
Intersegment reallocations	11,117	18	54,361	N/a	(24,001)	380	(35,077)	(6,798)	—

Segment revenue	200,854	43,288	379,279	N/a	63,296	33,502	150,888	15,730	886,837
Segment expenses	(134,558)	(19,567)	(280,231)	N/a	(35,477)	(19,427)	(124,207)	(33,317)	(646,784)

Profit from operations per segment (**)	66,296	23,721	99,048	N/a	27,819	14,075	26,681	(17,587)	240,053

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2003	Cash Trading (*)	Listing	Derivatives Trading (*)	Clearing	Information Services	Settlement & Custody	Sale of Software	Holding & Unallocated	Total
Revenues by segment:
External sales	187,463	30,652	299,984	165,071	91,154	28,236	172,511	15,969	991,040
Intersegment reallocations	36,026	(1,622)	72,064	(31,119)	(26,324)	1,411	(44,080)	(6,356)	—

Segment revenue	223,489	29,030	372,048	133,952	64,830	29,647	128,431	9,613	991,040
Segment expenses	(125,702)	(24,124)	(281,789)	(95,267)	(43,364)	(20,330)	(104,563)	(22,241)	(717,380)

Profit from operations per segment *)	97,787	4,906	90,259	38,685	21,466	9,317	23,868	(12,628)	273,660

(*)
Included in the business segments Cash trading and Derivatives trading are retrocession fees received from LCH.Clearnet Group Ltd. These fees have been reclassified from the external sales from Clearing activities in 2004.

(**)
The 2004 profit from operations is the profit before amortization of goodwill.

2005	Cash Trading	Listing	Derivatives Trading	MTS Fixed Income	Information Services	Settlement & Custody	Sale of Software	Holding & Unallocated	Total
Assets excluding goodwill	41,719	30,063	75,866	86,110	39,888	43,363	129,696	1,355,267	1,801,972
Goodwill (*)	97,407	25,934	404,979	78,700	66,935	34,152	91,657	—	799,764

Total assets	139,126	55,997	480,845	164,810	106,823	77,515	221,353	1,355,267	2,601,736

Total liabilities	58,526	11,365	60,660	11,354	33,177	10,383	147,524	513,897	846,886

Other segment information:
Investments in tangible and intangible assets	596	81	30,867	78,700	161	702	10,043	5,293	126,443
Depreciation	2,513	379	24,834	36	4,544	2,262	7,646	7,473	49,687
2004	Cash Trading	Listing	Derivatives Trading	MTS Fixed Income	Information Services	Settlement & Custody	Sale of Software	Holding & Unallocated	Total
Assets excluding goodwill	43,098	18,711	384,967	—	66,743	86,105	96,463	959,146	1,655,233
Goodwill (*)	97,049	26,843	391,076	—	65,702	33,601	83,109	—	697,380

Total assets	140,147	45,554	776,043	—	132,445	119,706	179,572	959,146	2,352,613

Total liabilities	20,167	13,028	158,618	—	30,286	44,542	118,257	423,270	808,168

Other segment information:
Investments in tangible and intangible assets	57	23	35,352	—	3,750	194	5,255	83,181	127,812
Depreciation	677	39	39,140	—	4,178	1,570	9,424	12,358	67,386
Amortization of goodwill (*)	4,992	1,381	20,194	—	3,395	1,736	8,177	—	39,875

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2003	Cash Trading	Listing	Derivatives Trading	Clearing	Information Services	Settlement & Custody	Sale of Software	Holding & Unallocated	Total
Assets excluding goodwill	54,550	13,759	316,496	—	57,748	67,457	175,313	1,031,028	1,716,351
Goodwill (*)	—	—	—	—	—	—	—	673,249	673,249

Total assets	54,550	13,759	316,496	—	57,748	67,457	175,313	1,704,277	2,389,600

Total liabilities	11,385	10,853	135,642	—	21,054	21,141	129,551	381,766	711,392

Other segment information:
Investments in tangible and intangible assets	216	16	13,415	7,805	3,928	240	18,267	23,408	67,295
Depreciation	144	19	31,426	794	3,624	276	12,261	19,031	67,575
Amortization of goodwill (*)	—	—	—	—	—	—	—	64,793	64,793

(*)
Starting 2004, goodwill and goodwill amortization are allocated to business segments

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Geographical segments (secondary segmentation)

In presenting information on the basis of geographical segments, segment revenue and results are based on the geographical location of the Group's legal entities, based on the local tax declaration. Segment assets are based on the geographical location of the assets.

	France			United Kingdom			Netherlands			Belgium			Portugal
	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
Revenues by segment	455,857	399,316	497,960	312,956	307,725	294,962	122,710	120,529	137,429	46,025	35,431	32,655	23,149	23,836	28,034
Segment result	145,767	110,688	138,834	117,692	89,224	93,510	47,052	38,492	47,200	16,963	(684)	(2,680)	12,465	11,668	1,280
Segment assets	1,055,879	1,038,580	1,164,880	829,736	467,930	428,214	187,648	376,270	297,380	38,192	125,843	96,570	30,112	34,186	59,106
Segment liabilities	276,856	379,426	547,475	64,394	82,128	92,468	44,537	114,466	69,310	22,321	82,153	59,537	5,271	6,963	17,713
Other information:
Capital expenditure	9,352	8,898	36,095	34,168	46,370	22,189	2,477	6,455	7,328	1,200	1,670	1,177	645	340	506
Depreciation	12,162	11,666	20,368	26,860	49,094	38,417	6,551	3,207	5,296	3,317	2,836	2,912	761	583	582
Amortization of goodwill	—	3,635	2,270	—	22,833	—	—	—		—	244	735	—	—	—
	Subtotal			Italy			Holding & Unallocated			Total
	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
Revenues by segment	960,697	886,837	991,040	2,002	—	—	(832)	—	—	961,867	886,837	991,040
Segment result	339,939	249,388	278,144	(113)	—	—	(21,348)	(9,335)	(4,484)	318,478	240,053	273,660
Segment assets	2,141,567	2,042,809	2,046,150	80,570	—	—	379,599	309,804	343,450	2,601,736	2,352,613	2,389,600
Segment liabilities	413,379	665,136	786,503	11,328	—	—	422,179	143,032	(75,111)	846,886	808,168	711,392
Other information:
Capital expenditure	47,842	63,733	67,295	78,601	—	—	—	64,079	—	126,443	127,812	67,295
Depreciation	49,651	67,386	67,575	36	—	—	—	—	—	49,687	67,386	67,575
Amortization of goodwill	—	26,712	3,005	—	—	—	—	13,163	61,788	—	39,875	64,793

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3.5    DISCONTINUED OPERATION

        For 2005 and 2004, all income results from continued operations.

        On 25 June 2003, the Boards of Euronext, BCC/Clearnet S.A. and London Clearing House Ltd. (LCH) announced their intention to merge BCC/Clearnet S.A. and LCH under a new independent UK holding company called LCH.Clearnet Group Ltd.

        On 22 December 2003, the Group exchanged its stake in the share capital of BCC/Clearnet S.A. to LCH.Clearnet Group Ltd. and 17.7% of LCH in exchange for 49.1% of the newly formed company. Simultaneously, the Group sold 7.6% of these shares to third parties. The remaining interest in LCH.Clearnet Group Ltd. is divided into 16.6% Redeemable Convertible Preference Shares (RCPS) and 24.9% of total capital in the form of Ordinary shares. The preference shares are intended to be either redeemed or converted into Ordinary shares or to be sold in the coming years. Accordingly, despite the continued involvement with LCH.Clearnet Group Ltd. through its shareholding in Ordinary shares and RCPS, the Group considers the sale as a discontinued operation.

        BCC/Clearnet S.A., established as a credit institution under French law, was the sole clearing house and central counterparty for markets operated by Euronext (excluding Euronext.Liffe). BCC/Clearnet S.A. cleared trades for Powernext and also cleared debt securities and repos for other providers. The net assets, results and cash flows of BCC/Clearnet S.A. were fully consolidated in the Euronext consolidated accounts in the period prior to 22 December 2003. As of that date, assets and liabilities of BCC/Clearnet S.A. have been deconsolidated.

        The effect of the discontinued clearing activities of BCC/Clearnet S.A. on the Group's consolidated results, cash flows and net assets in 2003 is analyzed as follows:

	Continued Operations 2003	Discontinued Operations 2003	Total 2003
	In thousands of euros
Revenues (1)	865,743	125,297	991,040
Costs and expenses (1)	(630,769)	(86,611)	(717,380)
Goodwill amortization	(54,563)	(10,230)	(64,793)

Profit from operations after goodwill amortization	180,411	28,456	208,867
Net financing income	10,811	12,750	23,561
Impairment of investment	(47,100)	—	(47,100)
Gain on disposal discontinued operation	—	175,107	175,107
Loss/Gain on sale of associates/subsidiaries	(1,153)	—	(1,153)
Income from associates/joint ventures	2,413	—	2,413

Profit before tax	145,382	216,313	361,695
Income tax	(79,232)	(55,320)	(134,552)

Profit after tax	66,150	160,993	227,143
Minority interests	(10,139)	(5,249)	(15,388)

Net profit	56,011	155,744	211,755

(1)
For reasons of comparison, recharge of expenses to LCH.Clearnet Group Ltd. have been reclassified from 'Cost and expenses' to 'Other income' for an amount of € 10.3 million.

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	Continued Operations 2003	Discontinued Operations 2003	Total 2003
	In thousands of euros
Operating cash flow	150,838	10,810	161,648
Investing cash flow	38,574	(3,513,459)	(3,474,885)
Financing and clearing cash flow	(107,442)	(482,476)	(589,918)
Effect of exchange rate on cash and cash equivalents	(9,583)	—	(9,583)

Total cash flow	72,387	(3,985,125)	(3,912,738)

	Continued Operations 2003	Discontinued Operations 2003
	In thousands of euros
Assets	2,382,295	3,989,090

Liabilities	711,392	3,865,526

        The sale of the Group's stake in the share capital of BCC/Clearnet S.A. resulted in a capital gain of € 175.1 million before income tax, which is computed as follows:

Gain on disposal:
Redeemable Convertible Preference and Ordinary Shares in LCH.Clearnet Group Ltd. Received	589,200
Group share in net assets disposed of	(89,338)
Cost price LCH shares disposed of	(12,557)
Reversal goodwill related to clearing activities	(163,899)
Currency effect on investments disposed of	(12,896)
Deferred gain	(108,780)
Costs of revenue guarantee	(20,000)
Costs associated with the transaction	(6,623)

Total gain (pre-tax)	175,107
Income tax charge	(37,176)

Net gain on disposal	137,931

3.6    FINANCIAL RISKS, OFF-BALANCE SHEET COMMITMENTS AND CONTINGENT LIABILITIES

3.6.1    Financial risks

        As a result of its global operating and financing activities, the Group is exposed to financial risks such as changes in interest rates, changes in currency exchange rates or risk that a counterparty defaults. Strict policies and procedures to measure, manage, monitor and report risk exposures have been defined and are regularly reviewed by the relevant management and supervisory bodies (Risk committee, Managing Board, Audit Committee as appropriate).

        The proper identification and the daily monitoring and management of risks are carried out by a central treasury and financing department in accordance with rules and procedures in force. When allowed

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by local regulations and when necessary, the Group's subsidiaries centralize their cash investment, report their risks and hedge their exposures with the Group's central treasury. Derivative instruments are solely used to hedge financial risks incurred in the normal course of the Group's commercial activities or financial positions. The Group does not enter into derivative instruments for speculative purposes.

3.6.1.1    Liquidity risk

        The Group would be exposed to a liquidity risk should its short term financial liabilities become, at any date, higher than its short term financial assets and in the event that the Group were not able to refinance this cash deficit, for example through new banking lines.

        The Group's policy is to invest cash, cash equivalents and short term financial investments into non-speculative financial instruments, readily convertible to cash, such as money market funds, overnight deposits, term deposits and other money market instruments, thus ensuring a very high liquidity of its financial assets.

        More specifically, the Group's short term financial assets position allows the company to repay its financial liabilities at all maturities, even disregarding incoming cash flows generated by operational activities. The net position at various maturities of the financial assets and liabilities as of December 31, 2005 is described in the table below:

Availability date of assets/ Eligibility date of liabilities	< 6 months	< 1 year	< 5 years	All maturities
	In thousands of euros
2005
Financial assets	685,095	694,584	694,584	694,584
Financial liabilities	27,493	27,493	404,650	404,650
Net position	657,602	667,091	289,934	289,934
2004
Financial assets	605,839	605,839	605,839	605,839
Financial liabilities	11,703	11,703	377,559	377,559
Net position	594,136	594,136	228,280	228,280
2003
Financial assets	542,393	570,770	570,770	570,770
Financial liabilities	8,753	222,494	222,494	222,494
Net position	533,640	348,276	348,276	348,276

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        As of December 31, the consolidated loans and borrowings of the Group include:

Type of loan	Amount	Maturity	Type of rate
2005
Bond in £(1)	£250,000,000 (€ 364,803,736)	16 June 2009	Fixed
Loan notes in £	£3,872,740 (€ 5,651,160)	At holders' request but by 7 January 2007 at the latest	Floating
Banking loan in €	€ 12,000,000	24 June 2009	Floating floored
2004
Bond in £(1)	£250,000,000 (€ 354,584,781)	16 June 2009	Fixed
Loan notes in £	£4,749,218 (€ 6,736,002)	At holders' request but by 7 January 2007 at the latest	Floating
Banking loan in €	€ 15,000,000	24 June 2009	Floating floored
2003
Banking loan in £	£150,000,000 (€ 212,826,334)	12/11/2004 at the latest, prepaid on 12/02/2004(2)	Floating
Loan notes in £	£5,924,453 (€ 8,405,864)	at holders' request but by 07/01/2007 at the latest	Floating
Banking loan in €	€ 915,000	27/07/2004	Fixed

(1)
This bond, which is swapped to floating rate, does not contain any financial covenant or material customary provision that may lead to an early redemption.

(2)
On 12 February 2004, the Group fully repaid the outstanding £150 million syndicated banking loan following the issue of a £250 million fixed-rate bond maturing on 16 June 2009.

3.6.1.2    Interest rate risk

        Almost all the financial assets and liabilities of the Group are either based on floating rates or based on fixed rates with an interest term of less than one year:

Currency	Positions in euros		Positions in pound sterling
Type of rate and maturity	Floating rate (or fixed rate with maturity < 1 year)	Fixed rate (with maturity > 1 year)	Floating rate (or fixed rate with maturity < 1 year)		Fixed rate (with maturity > 1 year)
	In thousands of euros
2005
Financial assets	391,586	—	282,548		—
Financial liabilities	12,273	—	5,652		368,157
Net position before hedging	379,313	—	276,896		(368,157)
Hedging impact	—	—	(368,157	)(1)	368,157	(1)
Net position after hedging	379,313	—	(91,261)		—

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2004
Financial assets	377,068		—		210,463		—
Financial liabilities	15,438		—		8,265		353,856
Net position before hedging	361,630		—		202,198		(353,856)
Hedging impact	—		—		(353,856	)(1)	353,856	(1)
Net position after hedging	361,630		—		(151,658)		—
2003
Financial assets	427,111	(2)	5,754	(3)	115,032		—
Financial liabilities	1,151		—		221,343		—
Net position	425,960		5,754		(106,311)		—

(1)
Fixed rate to floating rate swap hedging the fixed rate bond

(2)
Including € 105 million fixed rate short-term deposits swapped to floating rate

(3)
Government bonds

        As a result, the Group is not exposed to price risk affecting fixed-rate financial assets and liabilities.

        However, the Group is exposed to cash-flow risk arising from net floating-rate positions. As the Group is lender at floating rate in euro, when euro rates decrease, the financing income of the Group, which is lender at floating-rate in euros, decreases (€3.8 million for a 1% decrease). Similarly, as the Group is borrower at floating rate in pounds sterling, when the sterling rates increase, the financing expenses of the Group increase (€ 0.9 million for a 1% increase).

        Over-the counter interest rate derivative instruments, such as swaps, are contracted with counterparties meeting minimum creditworthiness and rating standards within predetermined limits.

3.6.1.3    Currency risk

        Further to the acquisition of LIFFE (Holdings) plc., a significant part of the assets, liabilities, income and expenses of the Group is recorded in pounds sterling. Therefore, the Group is exposed to a currency risk. When the euro increases in value against the pound sterling, the contribution of equity, being the balance of assets and liabilities, and income in pound sterling, once translated into euros, in the consolidated financial statements of the Group decreases.

        The evolution of the price of pound sterling during the periods was as follows:

	2005	2004	2003
	In euro
Price of a pound sterling at the beginning of the year	1.41834	1.41880	1.53730
€/£ rate at the beginning of the year	0.7051	0.7048	0.6505
Price of a pound sterling at the end of the year	1.45922	1.41834	1.41880
€/£ rate at the end of the year	0.6853	0.7051	0.7048
Average price in the reporting period	1.46198	1.47359	1.44564
Average €/£ rate in the reporting period	0.6840	0.6786	0.6917

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        The net currency position of the Group in the reporting periods is summarized as follows:

	2005	2004	2003
	In pound sterling millions
Net currency position at 31 December	284	274	319
of which in assets(1)	579	586	562
of which in liabilities	295	312	243
Borrowings in pound sterling	254	255	156

(1)
Including £ 291 million goodwill in 2005 (2004: £ 289 million, 2003: £ 306 million)

        The borrowings in pounds sterling constitute a partial hedge of the net assets in pounds sterling. The cost of this hedge in the financing income consists of the difference between the interest rate in pound sterling and the interest rate in euro. No other hedge of balance sheet currency position was implemented on the respective balance sheet dates.

        The currency exchange rate differences had a positive impact of € 12.5 million on the Group's consolidated equity in 2005 (2004: € 4.8 million, 2003:-€ 40.9 million). The sensitivity of the cumulative exchange rate difference (€ -41.1 million as at December 31, 2005, € 54.0 million as at December 31, 2004, € 58.8 million as at December 31, 2003) to a 1 cent variation of the exchange rate (for example 0.6953 instead of 0.6853) is € -6.0 million (2004: € 5.4 million, 2003: € 6.3 million).

        In order to reduce its exposure to foreign exchange rate fluctuations, the Group may use derivative financial products, however exclusively to hedge financial risks incurred by its commercial activities or financial positions.

3.6.1.4    Credit risk of financial instruments

        The Group is exposed to credit risk in the event of a counterparty's default. The Group limits its exposure to credit risk by rigorously selecting the counterparties with which it executes agreements. Credit risk is monitored by using exposure limits depending on ratings assigned by rating agencies as well as the nature and maturity of transactions. Investments of cash and cash equivalents in bank current accounts and money market instruments, such as short term fixed and floating rate interest deposits, are strictly restricted by rules aimed at reducing credit risk: maturity of deposits is less than six months, counterparties' credit ratings are permanently monitored and individual counterparty limits are reviewed on a regular basis.

        In addition to the intrinsic creditworthiness of counterparties, the Group's policies also prescribe the diversification of counterparties (banks, financial institutions, funds) so as to avoid a concentration of risk.

        Off-balance sheet derivatives are negotiated with leading high-grade banks.

3.6.1.5    Settlement and custody risks

        Non-core activities of the Group include the Settlement and Custody services provided by CIK S.A./N.V. and Interbolsa S.A., which are the central security depositories for Belgium and Portugal.

        As at December 31, 2005, the value of securities kept in custody by CIK S.A./N.V. and Interbolsa S.A. amounted to € 376 billion (December 31, 2004: €320 billion, December 31, 2003: € 280 billion), based on the market value of shares and the nominal value of bonds.

        The procedures of these subsidiaries are focused on safeguarding the assets in custody. The settlement risks are mitigated by early warning systems for non-settlement, and buy-in and auction procedures in case certain thresholds are surpassed.

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3.6.1.6    Equity Market risk

        The main position of the Group consists of an investment in Atos Origin of €18.1 million (2004: € 16.2 million, 2003: € 22.2 million). This position is monitored and reported to the Group's senior management on a daily basis.

3.6.2    Legal Proceedings

        Certain claims have been submitted against the Group and are being contested by the Group companies concerned. In view of the information currently available, legal advice obtained and the amounts provided for, it is expected that the outcome will not have a substantial adverse effect on the Group's financial position. The most important litigation relates to the following:

Via Net.Works Inc.

        Following the IPO of Via Net.Works Inc. on Euronext Amsterdam market and Nasdaq on 11 February 2000, Euronext Amsterdam market was criticized by the media for allowing trading in shares of Via Net.Works Inc. to start before trading started on Nasdaq. Prior to the start of trading of these shares on Nasdaq, trading on Euronext Amsterdam market opened and closed at a price of €89 per share. After the close of trading on the Amsterdam market, trading on Nasdaq opened at a price of $41 per share. At the start of the next trading day, Via Net.Works Inc. price on the Amsterdam market dropped to €50 per share. The STE (the Dutch Securities Supervisor and predecessor of the AFM) conducted an inquiry into the listing of Via Net.Works. In 2002, the AFM notified Euronext Amsterdam that it had decided not to fine or sanction the company in connection with this initial public offering. This decision is final.

        Following the initial public offering, legal proceedings were instituted against the Amsterdam Exchanges N.V., the predecessor of Euronext Amsterdam by a private investor and the Via Net.Works Foundation, claiming to represent approximately 600 investors and currently claiming compensation in respect of trading losses of approximately €11 million. Euronext Amsterdam is strongly defending itself against these claims. The private investor claim (€250,000) and Foundation claim were both dismissed by the District Court of Amsterdam. Appeals were filed by the parties with the Amsterdam Court of Appeals and judgment is pending in both cases.

NCP

        To date, 48 dealers on the French derivatives markets (NCPs) have issued a similar claim on several dates against Euronext Paris before the Paris Commercial Court, claiming damages due to the malfunction of the derivative IT platform at the time of the migration from floor to screen trading, and also to the development of automated price injection models, which strongly reduced their own activity.

        Damages claimed to date total 73.8 million euros. Since the basis of the claim and its legal grounds are considered unclear, no provision is recorded at December 31, 2005.

Trading Technologies

        Furthermore, the Group's subsidiary GL TRADE S.A. is involved in a litigation initiated by Trading Technologies in the U.S., which also concerns other companies in the same industry as GL TRADE S.A. The claimed amount is not communicated by the plaintiff yet. GL TRADE S.A., a company created many years before Trading Technologies, considers itself to have a strong "prior art" to be used in its defense. Consequently, GL TRADE S.A. has not recognized a provision at December 31, 2005.

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3.6.3    Taxes

        The Group is organized along business units. Each business unit is managed from one of the Group's locations and has cross-border responsibilities. As a consequence of this cross-border functioning, some business unit tasks are centralized and business unit support is given from one location to another for the benefit of the Group as a whole. As a result of the close interrelation of the business unit operations in the various countries, the reported income per individual Group company entity may not necessarily be a justified basis for determining the taxable result. For this reason the Group obtained an advance pricing agreement with the relevant fiscal authorities for its activities in Belgium, France and the Netherlands in 2004. Approval has been obtained for the advance pricing agreement effective retrospectively from 2001 to 2005. The Group is in the process of extending the current advance pricing agreement with the UK and Portuguese authorities with effect from 2004 and 2005. Further, the Group has filed a request with the relevant fiscal authorities to renew the advance pricing agreement for tax years 2006 through 2010. The objective is a fair allocation of the results of the Group for these countries to be based on both local tax law and the OECD Pricing Guidelines for Multinational Enterprises and Tax Administrations. For its transfer pricing methodology the Group has opted to split the profit by business unit between the countries.

        In 2005, the tax due has been calculated as if the envisaged extension of the APA was already in force.

3.6.4    Operating leases

        Non-cancellable operating lease rentals are payable as follows:

	2005	2004	2003
	In thousands of euros
Less than one year	11,613	2,322	4,772
Between one and five years	3,277	12,586	14,640
More than five years	9,406	10,804	9,632

TOTAL	24,296	25,712	29,044

        The Group leases land, equipment and office facilities under operating lease. The leases typically run for an initial period of three to ten years, with an option to renew the lease after those dates. Lease payments are usually increased annually to reflect market rentals.

        None of the leases includes contingent rentals. No significant assets were pledged other than the operating leases described above.

3.6.5    Contingent liabilities

Legal framework related to Financière Montmartre

        By acquiring 10% of the shares previously held by Reuters in 2004, Euronext has reinforced its investment in GL TRADE S.A. On this occasion the existing legal framework was modified in order to redefine the relationship between the shareholders in Financière Montmartre. This entity holds 55.36% in the share capital of GL TRADE S.A. and is owned by Euronext (54.77%) and the founders of GL TRADE S.A. These modifications manage any possible future liquidity requirement of the founders of GL TRADE S.A. and could lead to a fluctuation of Euronext's investment in GL TRADE S.A. GL TRADE S.A. founders are granted a put option on up to 10.5% of GL TRADE S.A. capital share. The option has no termination date and can be exercised at any moment after 28 February 2006. The exercise price has been set at the average market value of the previous 40 trading days, less 1 euro.

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3.7    RELATED PARTY DISCLOSURES

Identity of related parties

        The Group has a related-party relationship with subsidiaries, joint venture and associates (see also 3.12), with its Managing Board and with certain employee foundations, such as pension funds and employee share foundations.

Joint venture

        MBE Holding S.p.A. and MTS, proportionally consolidated starting from their acquisition by the Group, are related parties.

        As at December 31, 2005, Euronext recognized a receivable of € 0.1 million from MBE Holding S.p.A.

Associates

        All transactions with associates are priced on an arm's length basis.

Atos Euronext Market Solutions Holding S.A.S. (prior to July 1, 2005: AtosEuronext SBF S.A.)

        Atos Euronext Market Solutions Holding S.A.S. is an associate held 50/50% by AtosOrigin and the Group under control of AtosOrigin.

        Atos Euronext Market Solutions Holding S.A.S. invoiced over the year 2005 € 128 million of IT expenses. The Group charged € 9.4 million to Atos Euronext Market Solutions Holding S.A.S. in connection with services rendered and € 3.8 million for other recharges, mainly staff seconded to Atos Euronext Market Solutions Holding S.A.S. At the end of December 2005, 7 people were still seconded to Atos Euronext Market Solutions Holding S.A.S. At December 31, 2005, the Group owed € 29.8 million to Atos Euronext Market Solutions Holding S.A.S. On the other hand Atos Euronext Market Solutions Holding S.A.S. owed € 0.9 million to the Group as at balance sheet date.

        In 2004, AtosEuronext SBF S.A. invoiced € 95.3 million IT expenses, of which an amount of € 7.4 million was capitalized. Euronext Paris S.A. charged € 1.1 million to AtosEuronext SBF S.A. in connection with staff seconded from Euronext Paris S.A. to AtosEuronext SBF S.A.

        In 2003, AtosEuronext SBF S.A. invoiced € 167.0 million IT expenses, of which an amount of € 15.2 million was capitalized. Euronext Paris S.A. charged € 1.3 million to AtosEuronext SBF S.A. in connection with staff seconded from Euronext Paris S.A. to AtosEuronext SBF S.A.

        In 2005, the Group contributed its 50% stake in AtosEuronext SBF S.A. and the assets and operations of LIFFE Market Solutions, the IT division of LIFFE to Atos Euronext Market Solutions Holding S.A.S. in exchange for a 50% interest in that newly created company. In addition, it sold its 34.37% stake in Bourse Connect S.A. to Atos Euronext Market Solutions Holding S.A.S. on August 5, 2005 with effective date July 1, 2005.

        During 2005, the contributions of LIFFE Market Solutions assets and operations resulted in a total capital gain of € 5.0 million. The sale of shares of Bourse Connect S.A. led to a capital gain of € 4.1 million.

        Both capital gains have been restated to the extent that the ownership of the entity has been retained in order to reflect the intercompany relationship with Atos Euronext Market Solutions Holding S.A.

LCH.Clearnet Group Ltd.

        The Group's interest in LCH.Clearnet Group Ltd. is divided into 24.9% in the form of ordinary shares and 16.6% redeemable convertible preference shares which are intended to be redeemed, or converted into ordinary shares and to be sold in the coming years. For further information on these redeemable

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convertible preference shares, reference is made to paragraph 3.2.4 "Other investments (non-current)". In 2005, the Group received € 6.7 million dividends from its redeemable convertible preference shares.

        LCH.Clearnet Group S.A. (a fully owned subsidiary of LCH.Clearnet Group Ltd.) collects fees from the clearing members for clearing services provided in relation to their deals on the markets operated by Euronext. LCH.Clearnet Group S.A. pays to the Group part of these fees (retrocession fees) collected on its behalf. These retrocession fees are accounted for as revenues in the line items "Cash trading" and "Derivatives trading" in the income statement. In 2005, the Group received a total of retrocession fees of € 46.9 million (2004: € 40.7 million).

        Furthermore, Euronext guaranteed revenues of LCH.Clearnet Group Ltd. for the years 2004 and 2005. The revenue guarantee had been provided for in 2003 for an amount of € 20 million, after correction for the intercompany effect in relation to the Group's interest in LCH.Clearnet Group Ltd. of € 6 million. For 2005, Euronext paid € 13.0 million to LCH.Clearnet Group Ltd. (2004: € 13.0 million), as a reduction of the collected retrocession. 50% of the provision had been utilized in 2004, the remaining 50% being utilized in 2005.

        Service Level Agreements have been established with LCH.Clearnet Group Ltd. for various services provided by the Group. In 2005, the Group invoiced € 7.8 million in relation to these agreements (2004: € 17.7 million).

        At balance sheet date, the Group recognizes total amounts of € 14.1 million to be received from, and € 15.0 million to be paid to, LCH.Clearnet Group Ltd. (2004: € 30.0 million and € 33.3 million respectively).

Transactions with key personnel

        The group considers its Managing Board members to be its key personnel. For further detail on their short-term and post-employee benefits and share-based payments made on their behalf, reference is made to paragraph 3.10 "Remuneration of Managing Board and Supervisory Board" and 3.2.13 "Employee Benefits."

Shares held by related parties

        The following table states the number of shares held by related parties at 31 December:

	2005	2004	2003
	Number of shares
FCPE Paris Bourse Actions(1)	296,317	497,780	534,800
FCPE Euronext Growth(2)	356,537	422,548	486,380
FCPE GL TRADE S.A. Actions 1(3)	70,466	81,120	91,662
FCPE GL TRADE S.A. Actions 2(4)	40,756	34,891	41,493
Stichting Option Plan SBF	384,128	627,279	1,117,971
Pension funds	70,400	—	—

(1)
FCPE Paris Bourse Actions is an employee corporate investment trust managing the employee stock ownership plan of Euronext Paris.

(2)
FCPE Euronext Growth is an employee corporate investment trust managing the employee stock ownership plan that was established for all Euronext employees in connection with the IPO of July 2001.

(3)
FCPE GL TRADE S.A. Actions 1 is an employee corporate investment trust of GL TRADE S.A.

(4)
FCPE GL TRADE S.A. Actions 2 is another employee corporate investment trust of Euronext Paris.

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3.8   SUBSEQUENT EVENTS

Share capital repayment

        In the Financial Statements 2005, as part of the published Registration Document and Annual Report 2005, Management and Supervisory Board recommended an additional dividend of € 3.00 per qualifying ordinary share to be submitted for approval by the Annual General Meeting. This repayment to shareholders would preferably be executed by means of a share capital repayment and was presented as such to the Annual General Meeting.

        The Annual General Meeting of 23 May 2006 approved upon a share capital repayment of € 3.00 per qualifying ordinary share. Prior to the repayment in August 2006, share capital will be increased to € 9.00 per share by means of a transfer from share premium.

3.9   EFFECT OF ACQUISITIONS, CONTRIBUTIONS AND DISPOSALS

3.9.1    ACQUISITIONS

ACQUISITIONS 2005

        The impact of the acquisitions made during the year 2005 (see note 2 "Changes in the scope of consolidation") is detailed below. Acquisitions relate to MBE Holding S.p.A., MTS S.p.A., CScreen Ltd. and OASIS Inc.

Change in initial recognition

        Within twelve months of the acquisition date in 2004, as required by IFRS3 "Business Combinations", GL TRADE S.A. has finalized the allocation of the cost of business combinations and accounted for separately the acquired identifiable assets, liabilities and contingent liabilities that meet the recognition criteria at their fair value at acquisition date.

        For the companies Ubitrade SA and Davidge Inc, GL TRADE S.A. has identified intangible assets representing "customers relationships" (fair valued at € 2.7 million and € 0.3 million, respectively) and "technology" (fair valued at € 0.5 million and € 0.1 million). The related depreciation amounts to € 0.5 million in 2005. In addition, GL TRADE S.A. has identified intangible assets representing a "Customer portfolio" of Fermat's distribution business (fair valued at € 3.6 million). The related depreciation amounts to € 1.9 million in 2005.

        A deferred tax liability has been recognized on the fair value of these intangible assets.

        Moreover, tax losses of certain acquired subsidiaries have been recognized as deferred tax assets during 2005 for € 3.2 million leading to a decrease of the initial goodwill. The use of these tax losses in 2005 has no impact on the Income Statement since the related decrease of the income tax is compensated by the reversal of the deferred tax assets.

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        The fair value of the identifiable assets and liabilities of the acquisitions at the respective acquisition dates are:

	MTS	CScreen Ltd.	Oasis Inc.	Change initial recognition GL TRADE	Total 2005
	In thousands of euros
Property and equipment	680	—	10	—	690
Intangible assets	565	—	—	7,129	7,694
Investments in associates	1,206	—	—	—	1,206
Non-current receivables and investments	141	—	53	—	194
Deferred tax assets	537	—	242	1,046	1,825
Other receivables	6,485	19	588	—	7,092
Cash and cash equivalents	9,542	23	318	—	9,883

TOTAL	19,156	42	1,211	8,175	28,584

Minority interests	(4,305)	—	—	1,410	(2,895)
Employee benefits provision	(708)	—	—	—	(708)
Deferred tax liabilities	(55)	—	—	—	(55)
Income tax payable	(152)	—	—	—	(152)
Short-term financial liability	—	—	—	(5,918)	(5,918)
Other payables	(7,378)	(37)	(959)	(6,753)	(15,127)

	(12,598)	(37)	(959)	(11,261)	(24,855)

Fair value of net assets	6,558	5	252	(3,086)	3,729
Goodwill arising on acquisitions	*78,700	3,308	3,092	3,086	88,186

TOTAL	85,258	3,313	3,344	—	91,915

Consideration:
Financial liability (put option on minority shares)	12,649	—	—	—	12,649
Cash consideration	68,852	3,313	3,344	—	75,509
Costs associated with acquisition, paid in 2005	1,152	—	—	—	1,152
Costs associated with acquisition, not yet paid at December 31, 2005	2,605	—	—	—	2,605

TOTAL	85,258	3,313	3,344	—	91,915

Net cash flow:
Cash acquired with subsidiary	9,542	23	318	—	9,883
Cash paid	(68,852)	(3,313)	(3,344)	—	(75,509)
Costs associated with acquisition, paid in 2005	(1,152)	—	—	—	(1,152)

Net cash flow	(60,462)	(3,290)	(3,026)	—	(66,778)

*
The MTS goodwill will be subject to allocation to identifiable assets, liabilities and contingent liabilities within the next twelve months.

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ACQUISITIONS 2004

Ubitrade/Davidge

        In 2004, GL TRADE S.A. acquired Ubitrade S.A. and Davidge.

Increase existing investments

        In 2004, the Group increased its investment in GL TRADE S.A., and GL Consultants Inc. Goodwill related to the increased investment in GL TRADE S.A. amounts to € 29.2 million.

        The fair value of the identifiable assets and liabilities of the acquisitions at acquisition date are:

	Ubitrade	Davidge	Increase existing investments	Total 2004
	In thousands of euros
Property and equipment	854	220	—	1,074
Intangible assets	73	—	—	73
Other investments	327	9	—	336
Other receivables	15,135	1,272	—	16,407
Cash	5,574	—	—	5,574

	21,963	1,501	—	23,464
Other payables	(16,163)	(395)	—	(16,558)

Fair value of net assets	5,800	1,106	—	6,906
Decrease minority interest	—	—	18,570	18,570
Goodwill arising on acquisition	21,467	9,337	33,275	64,079

	27,267	10,443	51,845	89,555

Consideration:
Own cash	27,134	10,355	51,444	88,933
Costs associated with the acquisition	133	88	401	622

Total consideration	27,267	10,443	51,845	89,555

The net cash inflow on acquisition is as follows:
Net cash and current investments acquired with subsidiary	5,574	—	—	5,574
Cash paid	(27,134)	(10,355)	(51,444)	(88,933)

Net cash outflow	(21,560)	(10,355)	(51,444)	(83,359)

ACQUISITIONS 2003

NQLX LLC

        NQLX LLC was a joint venture between NASDAQ and Euronext.Liffe. On July 24, 2003 the remaining 50% of shares in joint venture NQLX LLC held by NASDAQ were withdrawn, the Group thus becoming the sole shareholder.

        From the transaction date onwards the assets, liabilities, results and cashflows of NQLX LLC are fully consolidated.

GL TRADE Systems HK/GL TRADE Systems Ltd./GL Settle Ltd.

        In November 2003 GL TRADE S.A. acquired three Mysis subsidiaries in the United Kingdom, Hong Kong and Japan. The acquired companies were subsequently renamed to GL TRADE Systems HK, GL TRADE Systems Ltd. and GL Settle Ltd.

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4-D Trading

        In April 2003 GL TRADE S.A. acquired 4-D Trading, based in the United Kingdom. The main activities of this company are the creation of and the trade in specialized software.

        The fair value of the identifiable assets and liabilities of the acquisitions in the reporting period are:

	NQLX LLC	GL TRADE Systems/ Settle	4-D Trading	Total
	In thousands of euros
Property and equipment	—	505	16	521
Intangible assets	—	—	6	6
Other investments	—	84	—	84
Other receivables	1,580	5,682	14	7,276
Cash	7,937	1,355	19	9,311

	9,517	7,626	55	17,198
Other payables	(2,576)	(9,522)	(16)	(12,114)

Fair value of net assets	6,941	(1,896)	39	5,084
(Negative) goodwill arising on acquisition	(2,013)	9,118	38	7,143

	4,928	7,222	77	12,227

Consideration:
Own cash	—	7,222	77	7,299
Costs associated with the acquisition	4,928	—	—	4,928

Total consideration	4,928	7,222	77	12,227

The net cash inflow on acquisition is as follows:
Net cash and current investments acquired with subsidiary	7,937	1,355	19	9,311
Cash paid	—	(7,222)	(77)	(7,299)

Net cash inflow	7,937	(5,867)	(58)	2,012

3.9.2    CONTRIBUTIONS (2005)

Contributions to Atos Euronext Market Solutions Holding S.A.S.

        In 2005, the Group extended its relationship with Atos Origin through AtosEuronext SBF S.A. with the contribution of additional assets and activities by both parties. An agreement to that purpose was signed on 22 July 2005. Under this agreement a new company, Atos Euronext Market Solutions Holding S.A.S. was created, owned 50% by both parties while under Atos Origin control.

        The Group contributed its 50% stake in AtosEuronext SBF S.A. and sold its 34.37% stake in Bourse Connect S.A. to Atos Euronext Market Solutions Holding S.A.S.

        In addition, the Group contributed the assets and operations of LIFFE Market Solutions (LMS), the IT division of LIFFE to Atos Euronext Market Solutions Holding S.A.S. as from July 1, 2005. The carrying value of the assets and liabilities transferred is described in the table below.

        Also Atos Origin contributed entities and activities as of the same date in order to retain the balance between the parties.

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        In 2005 the contribution of LIFFE Market Solutions assets and operations resulted in a total capital gain of € 5.0 million. The sale of shares of Bourse Connect S.A. by GL TRADE S.A. led to a capital gain of € 4.1 million.

        Both capital gains have been restated at 50% to reflect the intercompany relationship with Atos Euronext Market Solutions Holding S.A.S.

        The following amounts of assets and liabilities have been contributed:

	LIFFE Market Solutions activities	Investment in Bourse Connect S.A.	Total 2005
	In millions of euros
Property and equipment	(21.6)	—	(21.6)
Intangible assets	(44.4)	—	(44.4)
Investments in associates	—	(0.9)	(0.9)
Other non-current receivables	(14.9)	—	(14.9)
Deferred tax assets	(9.5)	—	(9.5)
Other current receivables	(11.3)	—	(11.3)
Cash and cash equivalents	(4.5)	—	(4.5)
Other current payables	18.9	—	18.9
Other current provisions	1.0	—	1.0

Net identifiable assets and liabilities	(86.3)	(0.9)	(87.2)

Cash received	—	9.0	9.0
Consideration received, satisfied in shares Atos Euronext Market Solutions Holding S.A.S.	102.0	—	102.0
Elimination of intercompany effect	(7.7)	(4.0)	(11.7)
Release currency exchange difference previously recorded with Euronext's net equity and related to LIFFE Market Solutions	(3.0)	—	(3.0)

Capital gain	5.0	4.1	9.1

Cash received	—	9.0	9.0
Cash and cash equivalents disposed of	(4.5)	—	(4.5)

Net cash outflow from transaction	(4.5)	9.0	4.5

3.9.3    DISPOSALS (2003)

BCC/Clearnet S.A.

        At December 22, 2003, the Group sold its stake (80.48%) in the share capital of BCC/Clearnet S.A. to LCH.Clearnet Group Ltd. in exchange for ordinary shares and RCPS in the newly formed company (see also note 3.5: "Discontinued Operations"). No cash has been received on this sale. The net assets disposed of contain € 3.5 billion of cash and cash equivalents.

        Simultaneously, the Group sold 7.6% of the shares to third parties, for proceeds of € 91.4 million.

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        The carrying value of the identifiable assets and liabilities disposed of are:

Total
In thousands of euros
Property and equipment	131
Intangible assets	13,297
Investments	2,823,082
Receivables/payables re clearing activities (net)	(37,228)
Other receivables	3,435
Trade receivables	49,151
Cash	606,258

3,458,126
Interest bearing loans	(60,135)
Clearing deposits	(3,230,920)
Employee benefits provision	(2,331)
Other payables	(53,733)

Net assets disposed of	111,007

Group share in net assets disposed of (80.48%)	89,338

3.10    NON-CURRENT ASSETS AND LIABILITIES HELD-FOR-SALE

Sale of CIK S.A./N.V.

        On November 9, 2005 Euroclear plc and Euronext signed a share purchase agreement for the full acquisition by Euroclear plc of CIK S.A./N.V., the central securities depository of Belgium that was a wholly owned subsidiary of Euronext. This transaction has been completed on January 1, 2006 and Euronext ceased to control and therefore to consolidate CIK S.A./N.V. from January 1, 2006. The capital gain recognized during January 2006 will amount to € 15.5 million. As at December 31, 2005, prior to the sale, the group assets and liabilities of CIK S.A./N.V. were classified as held-for-sale under IFRS5 (a new standard implemented as from 2005) as described in the table below.

GL TRADE S.A.

        GL TRADE S.A. has signed a Letter of intent in December 2005 for the sale of its investment property.

        As at December 31, 2005, this building has been classified as Assets held for sale, as set out below.

	CIK S.A./N.V.	GL TRADE S.A.	TOTAL
	In millions of euros
Property and equipment	0.9	—	0.9
Investment property	—	0.4	0.4
Intangible assets	1.7	—	1.7
Other current receivables	4.0	—	4.0
Cash and cash equivalents	10.9	—	10.9
Employee benefits provisions	1.5	—	1.5
Deferred tax liabilities	(0.5)	—	(0.5)
Other current payables	(8.3)	—	(8.3)

Net identifiable assets and liabilities	10.2	0.4	10.6

Disposal group's classified as held for sale:
Assets	17.5	0.4	17.9
Liabilities	(7.3)	—	(7.3)

Net identifiable assets and liabilities	10.2	0.4	10.6

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3.11    REMUNERATION OF THE MANAGING BOARD AND SUPERVISORY BOARD

Remuneration of the Managing Board

        The remuneration per individual member of the Managing Board for the years 2005, 2004 and 2003 is as follows:

Name	Salaries	2005 Bonuses	Total	Salaries	2004 Bonuses	Total	Salaries	2003 Bonuses	Total
Jean-François Théodore	577,500	675,000	1,252,500	550,000	424,000	974,000	500,000	302,500	802,500
Miguel Athayde Marques	350,000	340,156	690,156	—	—	—	—	—	—
Joost van der Does de Willebois	375,000	364,453	739,453	62,500	40,000	102,500	—	—	—
Hugh Freedberg	540,932	776,238	1,317,170	497,000	656,000	1,153,000	461,500	572,872	1,034,372
Olivier Lefebvre	365,000	385,531	750,531	350,000	225,000	575,000	300,000	181,500	481,500
Former Managing Board members	—	—	—	364,841	—	364,841	719,438	350,000	1,069,438

        Mr. Freedberg is paid in British pounds sterling. Figures for 2005 are converted at the exchange rate of GBP 1: € 1.46 (2004: GBP 1: € 1.42, 2003: € 1.42).

        Mr. Van der Does de Willebois joined Euronext on 1 November 2004.

        Mr. Athayde Marques joined Euronext on January 1, 2005.

Allowances and benefits in kind

        Mr. Théodore is entitled to benefits in kind of €32,103 (2004: €10,409, 2003: €11,220) including a company car, medical insurance and telephone allowance.

        Mr. Athayde Marques is entitled to benefits in kind of €25,301 including a company car and a life insurance premium. In addition, he is entitled to a representation allowance of €12,000.

        Mr. van der Does de Willebois is entitled to benefits in kind of €73,103 (2004: €11,986) including a car allowance, a medical insurance premium and a housing allowance.

        Mr. Freedberg is entitled to a car allowance of €13,158 (2004: €12,780, 2003: €12,780) and benefits in kind of €4,178 (2004: €7,190, 2003: €4,605) including a medical insurance premium and a life insurance premium.

        Mr. Lefebvre is entitled to benefits in kind of €20,701 (2004: €31,300, 2003: €19,851) including a medical insurance premium and a company car. In addition he is entitled to a representation allowance of €15,231.

        There are no loans and guarantees made to members of the Managing Board. There have been no transactions involving members of the Managing Board.

Managing Board pensions

        Each member of the Managing Board has an individual pension arrangement. This results from the different geographical, legal and tax backgrounds of each member. The total charge for the Group for the year 2005 amounted to € 868,847 (2004: € 861,789, 2003: € 918,922).

        Mr. Théodore has an insurance contract which on the condition that he is still with the company at the age of 60, will provide him from this age onwards an annual retirement income of €375,000 (including all pension rights not related to the company). The total charge for the Group for the year 2005 amounted of €469,000 (2004: €439,000, 2003: € 490,528).

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        Mr. Athayde Marques' pension arrangement is based on a defined contribution plan. The pension on retirement is dependent on the personal arrangements with third party insurance companies. The total charge for the Group for the year 2005 amounted to € 116,667.

        Mr. van der Does de Willebois is entitled to an annual pension according to the following plan:

  •
  age 60 to 62, a pension of € 131,320

  •
  age 62 to 65, a pension of € 197,312, and

  •
  from the age of 65 onwards a pension of € 185,829

        The total charge for the Group for the year 2005 amounted to € 88,938 (2004: € 16,100).

        Mr. Freedberg's pension arrangement is based on a defined contribution plan. The pension on retirement is dependent on the personal arrangements with third party insurance companies. The total charge for the Group for the year 2005 amounted to €158,377 (2004: €143,443, 2003: € 128,438).

        Mr. Lefebvre's pension on retirement is dependent on the arrangements with third party insurance companies. The total charge for the Group for the year 2005 amounted to € 35,865 (2004: € 139,080, 2003: € 122,332).

        Interests of members of the Managing Board in stock options and share plans

        The table below gives an overview of the interests for individual members of the Managing Board in the stock option- and share plans of Euronext.

Name	Option-and share plans, exercise price		Number of options/ shares January 1, 2005	Granted in 2005	Exercised/ received during 2005	Number of options/ shares December 31, 2005
Jean-François Théodore*	Executive Incentive Share plan 2005		—	10,000	—	10,000
Miguel Athayde Marques	Executive Incentive Share plan 2005		—	10,000	—	10,000
Joost van der Does de Willebois	Option Scheme 2004	22.60	40,000	—	—	40,000
	Executive Incentive Share plan 2005		—	10,000	—	10,000
Hugh Freedberg	Option Scheme 2002	21.08	44,524	—	—	44,524
	Option Scheme 2004	22.28	50,000	—	—	50,000
	Executive Incentive Share plan 2005		—	10,000	—	10,000

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Olivier Lefebvre	Option Scheme 2001	24.00	20,833	—	—	20,833
	Option Scheme 2002	21.08	13,093	—	—	13,093
	Option Scheme 2004	22.28	20,000	—	—	20,000
	Executive Incentive Share plan 2005		—	10,000	—	10,000
Name	Option Scheme and exercise price		Number of options January 1, 2004	Granted in 2004	Exercised during 2004	Number of options December 31, 2004
Jean-François Théodore	SBF Option Scheme	5.62	100,849	—	100,849	—
	Option Scheme 2001	24.00	—	—	—	—
	Option Scheme 2002	21.08	—	—	—	—
	Option Scheme 2004	22.28	—	—	—	—
	Option Scheme 2004	22.60	—	—	—	—
Joost van der Does de Willebois	SBF Option Scheme	5.62	—	—	—	—
	Option Scheme 2001	24.00	—	—	—	—
	Option Scheme 2002	21.08	—	—	—	—
	Option Scheme 2004	22.28	—	—	—	—
	Option Scheme 2004	22.60	—	40,000	—	40,000
Hugh Freedberg	SBF Option Scheme	5.62	—	—	—	—
	Option Scheme 2001	24.00	—	—	—	—
	Option Scheme 2002	21.08	44,524	—	—	44,524
	Option Scheme 2004	22.28	—	50,000	—	50,000
	Option Scheme 2004	22.60	—	—	—	—
Olivier Lefebvre	SBF Option Scheme	5.62	—	—	—	—
	Option Scheme 2001	24.00	20,833	—	—	20,833
	Option Scheme 2002	21.08	13,093	—	—	13,093
	Option Scheme 2004	22.28	—	20,000	—	20,000
	Option Scheme 2004	22.60	—	—	—	—
George Möller	SBF Option Scheme	5.62	—	—	—	—
	Option Scheme 2001	24.00	28,507	—	—	28,507
	Option Scheme 2002	21.08	16,228	—	—	16,228
	Option Scheme 2004	22.28	—	—	—	—
	Option Scheme 2004	22.60	—	—	—	—
Name	Option Scheme and exercise price		Number of options January 1, 2003	Granted during 2003	Exercised during 2003	Number of options December 31, 2003
Jean-François Théodore	SBF Option Scheme	5.62	100,849	—	—	100,849
	Option Scheme 2001	24.00	—	—	—	—
	Option Scheme 2002	21.08	—	—	—	—
George Möller	SBF Option Scheme	5.62	—	—	—	—
	Option Scheme 2001	24.00	28,507	—	—	28,507
	Option Scheme 2002	21.08	16,228	—	—	16,228

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Olivier Lefebvre	SBF Option Scheme	5.62	—	—	—	—
	Option Scheme 2001	24.00	20,833	—	—	20,833
	Option Scheme 2002	21.08	13,093	—	—	13,093
Joao Freixa	SBF Option Scheme	5.62	—	—	—	—
	Option Scheme 2001	24.00	—	—	—	—
	Option Scheme 2002	21.08	—	—	—	—
Hugh Freedberg	SBF Option Scheme	5.62	—	—	—	—
	Option Scheme 2001	24.00	—	—	—	—
	Option Scheme 2002	21.08	44,524	—	—	44,524

*
Following the exercise of his SBF plan options in 2004, Mr. Théodore holds 100,849 shares.

        GL TRADE S.A. has an employee stock option plan and an employee stock ownership plan in place. None of the members of the Managing Board hold GL TRADE S.A. options.

Severance payment Mr. Möller

        As of 1 April 2004, the company ceased to employ Mr. Möller. The Supervisory Board agreed on a severance payment of € 1,500,000, which has been taken into account in the 2003 financial statements. It was agreed that Mr. Möller will repay Euronext each year, until 31 December 2009, a certain portion (25%) of the positive difference between his future salary (fixed and variable) from new employment and his 2003 Euronext salary (fixed and variable), up to a maximum of € 750,000. Any repayments made by Mr. Möller will be reported in the year the repayment is made. No repayments have been made in 2005 and 2004.

Remuneration of the Supervisory Board				Total
Name	Membership	Committees	Euronext Amsterdam*	2005	2004	2003
	In euros
Jan-Michiel Hessels (Chairman)	50,000	11,000	3,750	64,750	43,625	37,500
Dominique Hoenn (Vice-Chairman)	40,000	5,000	—	45,000	35,000	32,500
Sir George Cox	35,000	11,000	—	46,000	33,625	25,000
André Dirckx **	—	—	—	—	—	—
Paul van den Hoek	35,000	—	3,750	38,750	25,000	25,000
Patrick Houël ***	35,000	4,375	—	39,375	14,959	—
Baron Jean Peterbroeck	35,000	8,125	—	43,125	36,125	27,500
Ricardo Salgado	35,000	5,000	—	40,000	30,000	27,500
René de La Serre	35,000	—	—	35,000	25,000	25,000
Rijnhard van Tets	35,000	7,500	3,750	46,250	32,500	16,802
Remi Vermeiren	35,000	10,000	3,750	48,750	32,500	26,528
Sir Brian Williamson	35,000	—	—	35,000	25,000	12,500
Former Supervisory Board members	—	—	—	—	10,041	36,674

*
Four members of Euronext's Supervisory Board were appointed as members of the Supervisory Board of Euronext Amsterdam, a subsidiary of Euronext, which was created after the amendments of the articles of association of both companies on 28 July 2005.

**
Mr. André Dirckx abstains from remuneration.

***
Mr. Houël was appointed as a member of the Supervisory Board on 26 May 2004.

        There are no loans and guarantees made to members of the Supervisory Board. There have been no transactions involving members of the Supervisory Board. Members of the Supervisory Board do not hold an interest in Euronext, with the exception of Baron Peterbroeck and Mr de La Serre, who hold 5,000 and 2,000 shares in Euronext, respectively.

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3.12    GROUP ENTERPRISES

Group companies as at December 31,

EURONEXT N.V.

				Ownership %
				2005	2004	2003
Euronext Paris S.A.				100.00	100.00	100.00
•	SEPB S.A. (France)			100.00	100.00	100.00
•	Euronext Real Estate S.A./N.V. (Belgium)			0.16	0.00	0.00
•	GL TRADE S.A. (directly held by Euronext Paris S.A.) (France)			9.86	12.01	1.06
•	GL Multimedi@ S.A. (France)			17.96	17.96	17.96
•	Financière Montmartre S.A. (France)			54.77	51.00	51.00
	-	GL TRADE S.A. (France)		55.36	55.60	51.30
	-	GL Multimedi@ S.A. (France)		82.04	82.00	80.00
	-	GL Consultants Inc.		0.00	95.00	90.00
		-	Davidge	0.00	100.00	0.00
	-	GL TRADE AG (Germany)		100.00	100.00	100.00
	-	GL TRADE Solutions Pte Ltd. (Singapore)		100.00	100.00	100.00
	-	GL TRADE UK Ltd. (United Kingdom)		100.00	100.00	100.00
	-	GL TRADE Japan KK (Japan)		100.00	100.00	100.00
	-	GL TRADE B.V. (the Netherlands)		100.00	100.00	100.00
	-	GL TRADE Iberica S.L. (Spain)		100.00	100.00	100.00
	-	GL TRADE Schweiz A.G. (Switzerland)		100.00	100.00	100.00
	-	GL TRADE Australia Pty Ltd (Australia)		100.00	100.00	100.00
	-	GLESIA (GL TRADE Italia s.r.l.) (Italy)		100.00	51.00	100.00
	-	GL TRADE Belgium (Belgium)		100.00	100.00	100.00
	-	GL TRADE South Africa Pty Ltd (South Africa)		100.00	100.00	100.00
	-	GL Settle Ltd (United Kingdom)		100.00	100.00	100.00
	-	GL TRADE Systems Ltd HK (China)		100.00	100.00	100.00
	-	GLT Software Unipessoal Lda (Portugal)		100.00	100.00	0.00
	-	TFC S.A.S. (France)		51.00	0.00	0.00
	-	GL Holdings Inc. (United States)		100.00	0.00	0.00
		-	GL TRADE Americas Inc. (United States)	100.00	0.00	0.00
	-	Finsoft Ltd.		0.00	0.00	100.00
	-	4D Trading		0.00	100.00	100.00
	-	GL Settle Inc. (United States)		100.00	0.00	0.00
		-	Ubitrade S.A. (France)	100.00	100.00	0.00
		-	Ubitrade UK Ltd (United Kingdom)	100.00	100.00	0.00
		-	Ubitrade Deutschland GmbH (Germany)	100.00	100.00	0.00
		-	Ubitrade Asia-Pacific Pty Ltd (Australia)	100.00	100.00	0.00
		-	Ubitrade Inc (United States)	100.00	100.00	0.00
		-	GL Trade Mena (Tunisia)	100.00	100.00	0.00
		-	Ubitrade OSI (Tunisia)	100.00	100.00	0.00
Euronext Brussels S.A./N.V.				100.00	100.00	100.00
•	C.I.K. S.A./N.V. (Belgium)			100.00	100.00	100.00
•	Euronext Real Estate S.A./N.V. (Belgium)			99.84	0.00	0.00

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Euronext Amsterdam N.V.			100.00	100.00	100.00
•	Euronext Clearing & Depository N.V. (the Netherlands)		100.00	100.00	100.00
•	Euronext Amsterdam Intermediary B.V. (the Netherlands)		100.00	100.00	100.00
•	Euronext Amsterdam International B.V. (the Netherlands)		100.00	100.00	100.00
•	Euronext Indices B.V. (the Netherlands)		100.00	100.00	100.00
Euronext Lisbon S.A.			100.00	100.00	100.00
•	Interbolsa S.A. (Portugal)		100.00	100.00	100.00
Euronext UK plc.			100.00	100.00	100.00
•	LIFFE (Holdings) plc.		100.00	100.00	100.00
	-	LIFFE Administration & Management (United Kingdom)	100.00	100.00	100.00
-	LIFFE Options plc. (United Kingdom)		100.00	100.00	100.00
	-	LIFFE Futures plc. (United Kingdom)	100.00	100.00	100.00
	-	LIFFE Development Ltd. (United Kingdom)	100.00	100.00	100.00
	-	LIFFE Services Ltd. (United Kingdom)	100.00	100.00	100.00
	-	BFE Debenture Trustees Company No.1 Ltd. (United Kingdom)	100.00	100.00	100.00
	-	LIFFE (Nominees) Ltd. (United Kingdom)	100.00	100.00	100.00
	-	LIFFE Ltd. (United Kingdom)	100.00	100.00	100.00
	-	LIFFE Trustees Ltd. (United Kingdom)	100.00	100.00	100.00
	-	London Traded Options Market Ltd. (United Kingdom)	100.00	100.00	100.00
	-	The London Futures and Options Exchange Ltd. (United Kingdom)	100.00	100.00	100.00
	-	LIFFE USA Ltd. (United Kingdom)	100.00	100.00	100.00
	-	LIFFE.com Ltd. (United Kingdom)	100.00	100.00	100.00
	-	Market Solutions USA LLC (United States)	100.00	100.00	100.00
	-	The London Commodity Exchange (1986) Ltd. (United Kingdom)	100.00	100.00	100.00
	-	The Baltic Futures Exchange (United Kingdom)	100.00	100.00	100.00
	-	LIFFE Ventures Inc. (United States)	100.00	100.00	100.00
	-	LIFFE Ventures II Inc. (United States)	100.00	100.00	100.00
	-	SwapsCONNECT Ltd. (United Kingdom)	100.00	100.00	100.00
	-	NQLX LLC (United States)	100.00	100.00	100.00
	-	CScreen Ltd. (United Kingdom)	100.00	0.00	0.00
Stichting Option Plan SBF			100.00	100.00	100.00
Joint ventures as at 31 December
MBE Holding S.p.A.			51.00	0.00	0.00
•	Società per il Mercato dei Titoli di Stato S.p.A. (MTS) (Italy)		60.37	0.00	0.00
	-	EuroMTS Limited (United Kingdom)	100.00	0.00	0.00
	-	MTS Amsterdam N.V. (the Netherlands)	30.00	0.00	0.00
	-	MTS France S.A.S. (France)	45.00	0.00	0.00
	-	MTS Associated Market (Belgium)	20.00	0.00	0.00
	-	MTS Portugal S.A. (Portugal)	15.00	0.00	0.00
	-	MTS Americas Corporation (United States)	100.00	0.00	0.00
	-	Market for Treasury Securities Spain S.A. (Spain)	30.00	0.00	0.00
	-	BondVision S.p.A. (Italy)	89.50	0.00	0.00
	-	BondVision USA (United States)	100.00	0.00	0.00
	-	MTS Deutschland A.G. (Germany)	100.00	0.00	0.00
	-	Centralna Tabela Ofert S.A. (Poland)	25.00	0.00	0.00
	-	MTSNext (United Kingdom)	100.00	0.00	0.00

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Associates and other investments as at 31 December
Associates
NextInfo S.A./N.V. (Belgium)		48.96	48.96	48.96
Bourse Connect S.A.		0.00	34.37	34.37
Powernext S.A. (France)		34.00	34.00	34.00
LCH.Clearnet Group Ltd. (United Kingdom)		24.90	24.90	24.90
ENDEX N.V. (the Netherlands)		9.89	9.89	10.13
Atos Euronext Market Solutions Holding S.A.S. (France)/ (prior to July 1, 2005: AtosEuronext SBF S.A.		50.00	50.00	50.00
-	Diamis S.A. (France)	60.00	60.00	60.00
-	Euronext SPRL Belgium (Belgium)	100.00	100.00	100.00
-	AtosEuronext Belgium S.A. (Belgium)	100.00	100.00	100.00
-	AtosEuronext Connect B.V. (the Netherlands)	100.00	100.00	100.00
-	Atos Euronext Market Solutions Ltd. (United Kingdom)	100.00	0.00	0.00
-	Atos Euronext Market Solutions IPR Ltd. (United Kingdom)	100.00	0.00	0.00
-	Bourse Connect S.A. (France)	100.00	15.20	15.20
Other investments
La Financière Evènement S.A. (France)		100.00	100.00	100.00
La Financière de L'Octet S.A. (France)		100.00	100.00	100.00
Euronext London Ltd. (United Kingdom)		100.00	100.00	100.00
Euronext GmbH (Germany)		100.00	100.00	100.00
Paris Markets Inc. (United Kingdom)		100.00	100.00	100.00
Ecole de la Bourse InterAction SARL (France)		50.00	50.00	50.00
MTS Next Ltd.		0.00	33.33	33.33
MTS France S.A.		0.00	22.50	22.50
GLOBEX (United States)		50.00	0.00	0.00
I-Wex.com Ltd.		0.00	18.67	18.67
Sicovam Holding S.A. (France)		9.60	9.60	9.60
Euroclear plc (United Kingdom)(1)		2.34	2.34	2.34
Atos Origin S.A. (France)		0.49	0.49	0.74

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3.13 TRANSACTIONS IN OWN SHARES

        Transactions regarding the repurchase program on Eurolist (the former Euronext Paris Premier Marché).

Transaction date	Pursuant to liquidity contract	Pursuant to share buy back	Average Share Price	Total value of transaction after commissions
				In thousands of euros
Balance as at 31/12/2004	123,110	9,554,713
Purchase January	57,529	—	22.41	1,293
Sales January	(87,791)	—	23.26	(2,036)
Purchase February	59,600	—	25.58	1,528
Sales February	(87,000)	—	26.65	(2,312)
Purchase March	54,985	—	28.67	1,580
Sales March	(51,935)	—	29.15	(1,510)
Purchase April	107,136	—	26.59	2,857
Sales April	(42,513)	—	27.15	(1,151)
Purchase May	46,000	—	27.53	1,270
Sales May	(64,505)	—	27.74	(1,785)
Cancellation May		(9,554,713)	—	—
Purchase June	44,813	—	27.44	1,233
Sales June	(41,225)	—	27.97	(1,149)
Purchase July	17,017	—	29.96	510
Sales July	(64,221)	—	30.39	(1,948)
Purchase August	35,630	—	32.64	1,163
Sales August	(28,797)	—	33.04	(952)
Purchase September	12,773	—	33.85	432
Sales September	(23,050)	—	34.43	(794)
Purchase October	42,067	—	34.61	1,456
Sales October	(28,610)	—	35.00	(1,001)
Purchase November	32,426	—	36.74	1,191
Sales November	(32,898)	—	36.86	(1,213)
Purchase December	710	—	38.24	27
Sales December	(15,610)	—	40.17	(627)

Total Purchases	510,686	—
Total Sales	(568,155)	—

Balance as at 31/12/2005	65,641	—

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Transaction date	Pursuant to liquidity contract	Pursuant to share buy back	Average Share Price	Total value of transaction after commissions
Balance as at 31/12/2003	138,461	—
Purchase January	11,115	—	20.89	232,857.82
Sales January	(17,850)	—	21.09	(375,278.28)
Purchase February	6,932	—	20.75	144,258.08
Sales February	(12,838)	—	21.39	(273,769.74)
Purchase March	10,151	—	22.38	227,834.86
Sales March	(26,651)	—	23.15	(615,008.30)
Purchase April	10,000	—	23.91	239,777.18
Sales April	(7,064)	—	24.54	(172,832.41)
Purchase May	17,244	—	23.24	403,205.23
Sales May	(15,447)	—	23.80	(365,474.36)
Purchase June	—	50,000	22.92	1,147,251.11
Purchase June	20,963	—	23.20	488,029.84
Sales June	(23,000)	—	23.84	(546,595.27)
Purchase July	—	1,921,100	22.31	42,897,346.56
Purchase July	78,747	—	22.11	1,746,659.01
Sales July	(44,550)	—	22.39	(994,695.95)
Purchase August	—	1,332,116	21.24	28,318,462.50
Purchase August	57,990	—	21.13	1,229,227.73
Sales August	(53,962)	—	21.72	(1,168,604.97)
Purchase September	—	2,306,000	22.92	52,900,936.37
Purchase September	45,184	—	22.80	1,032,784.89
Sales September	(63,748)	—	23.08	(1,466,761.88)
Purchase October	—	2,502,247	22.49	56,332,419.77
Purchase October	95,791	—	22.42	2,153,684.70
Sales October	(98,303)	—	22.69	(2,224,609.55)
Purchase November	—	1,395,000	23.05	32,189,935.69
Purchase November	56,679	—	22.88	1,300,371.90
Sales November	(52,400)	—	23.15	(1,209,277.11)
Purchase December	—	48,250	22.49	1,086,444.99
Purchase December	75,050	—	22.16	1,667,468.86
Sales December	(85,384)	—	22.51	(1,916,996.56)
Total Purchases	485,846	9,554,713
Total Sales	(501,197)

Balance as at 31/12/2004	123,110	9,554,713

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Transaction date	Pursuant to liquidity contract	Pursuant to share buy back	Average Share Price	Total value transaction including commissions
As at 31/12/2002	104,379	—
Purchases January	19,733	—	19.43	384,589.44
Sales January	(982)	—	20.92	(20,491.43)
Purchases February	15,248	—	17.13	262,028.62
Sales February	(1,350)	—	17.34	(23,337.28)
Purchases March	46,635	—	16.65	778,786.07
Sales March	(25,451)	—	17.27	(438,246.78)
Purchases April	3,300	—	18.76	62,098.74
Sales April	(50,747)	—	18.68	(945,304.89)
Purchases May	35,383	—	19.98	709,143.18
Sales May	(57,405)	—	20.64	(1,181,507.57)
Purchases June	16,077	—	21.78	351,255.72
Sales June	(30,690)	—	21.89	(669,849.99)
Purchases July	35,642	—	20.74	741,509.79
Sales July	(38,615)	—	21.47	(826,427.47)
Purchases August	34,540	—	21.54	746,216.10
Sales August	(37,156)	—	22.16	(821,054.78)
Purchases September	54,556	—	21.92	1,199,297.03
Sales September	(28,506)	—	22.29	(633,631.86)
Purchases October	27,191	—	21.18	577,595.40
Sales October	(11,901)	—	21.70	(257,513.80)
Purchases November	51,857	—	20.35	1,058,343.36
Sales November	(23,977)	—	20.52	(490,421.04)
Purchases December	19,700	—	19.31	381,620.44
Sales December	(19,000)	—	19.67	(372,638.72)
Total buy/sell	34,082	—

Total as at 31/12/2003	138,461	—

        The transactions regarding the share repurchase program included transactions executed by liquidity providers to stabilize the share price and transactions executed by brokers with the intention to buy back shares.

        As at December 31, 2005, the Group holds 65,641 shares pursuant to the liquidity contract (December 31, 2004: 123,110 shares, 2003: 138,461 shares) with a cumulative gain of € 562,338 taking into account equity gains and losses resulting from the liquidity purchases and sales. The average purchase price after commissions of shares purchased in the reporting period amounted to € 28.47 per share (2004: € 22.37, 2003: € 20.15) and the average sale price after commissions of shares sold in the reporting period amounted to € 29.00 per share (2004: € 22.61, 2003: € 20.51).

        As at December 31, 2005, the Group holds no shares in connection with the share buyback program.

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3.14 Summary of differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles

        The consolidated financial statements of Euronext Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") as described in Note 2. to the consolidated financial statements.

        IFRS differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP").

        The application of U.S. GAAP would have affected the Group's consolidated net income attributable to shareholders of the parent company for the fiscal years ended December 31, 2004 and 2005 and its shareholders' equity as of December 31 2004 and 2005 as provided in the tables below.

3.14.1.   Reconciliation of consolidated net income from IFRS to U.S. GAAP

		Year ended December 31
Note		2005	2004
		In thousands of euros
	Consolidated net income attributable to shareholders of the parent company as reported in accordance with IFRS	241,758	149,738
A	Business Combinations
	Gain/Loss on sales of activities	3,501	(3,007)
	Impairment and amortization of intangible assets (including goodwill)	(21,813)	17,983
B	Admission fees	(14,366)	(5,739)
C	Derivatives and hedging	3,801	883
D	Financial instruments	(3,148)	(2,233)
E	Foreign currency exchange gains and losses on available for sale debt securities	3,061	(38)
F	Employee benefits	(4,126)	(6,598)
G	Share-based payment	(5,704)	167
H	Software revenue recognition	3,474	4,669
I	Other	(5,916)	4,698
J	Put options granted to minority interests	47	—
A	Deferred tax related to Business Combinations	16,485	10,893
L	Tax effect of other U.S. GAAP adjustments	4,040	2,505
	TOTAL U.S. GAAP Adjustments	(20,664)	24,183
	Consolidated net income attributable to shareholders of the parent company as determined in accordance with U.S. GAAP	221,094	173,921

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3.14.2.   Reconciliation of shareholders' equity from IFRS to U.S. GAAP.

		December 31
Note		2005	2004
		In thousands of euros
	Consolidated shareholders' equity as reported in accordance with IFRS	1,721,256	1,523,429
A	Business Combinations
	Gain/Loss on sales of activities	51,591	62,760
	Impairment and amortization of intangible assets (including goodwill)	17,646	38,719
B	Admission fees	(77,567)	(63,201)
C	Derivatives and hedging	4,684	883
F	Employee benefits	(21,443)	(14,314)
H	Software revenue recognition	—	(17,916)
I	Other	4,862	10,785
J	Put options granted to minority interests	47	—
A	Deferred tax related to Business Combinations	86,982	70,028
L	Tax effect of other U.S. GAAP adjustments	32,812	28,965
	TOTAL U.S. GAAP Adjustments	99,614	116,710
	Consolidated shareholders' equity as determined in accordance with U.S. GAAP	1,820,870	1,640,139

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3.14.3
Description of differences between accounting principles applied to prepare the consolidated financial statements under IFRS and U.S. GAAP

A—Business Combinations

  Impairment and amortization of intangible assets (including goodwill)

        For financial reporting purposes, the cost of acquiring a business is allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition for both IFRS and U.S. GAAP. Any excess of purchase cost over the fair values assigned to the acquired net assets is reported as goodwill.

        Under IFRS, goodwill and acquired identifiable intangible assets were amortized ratably to earnings over their estimated useful lives. The Group adopted IFRS 3 for all business combinations agreed on or after March 31, 2004 and consequently did not amortize goodwill on acquisitions made after March 31, 2004. Starting January 1, 2005 the Group no longer amortizes goodwill relating to acquisitions made before March 31, 2004. When necessary, goodwill impairment charges are reported in earnings with a corresponding reduction in the carrying value of goodwill.

        Under U.S. GAAP, goodwill acquired in business combinations occurring prior to June 30, 2001 was capitalized and amortized on a straight-line basis over its estimated useful life with respect to business combinations completed prior to June 30, 2001. In its application of U.S. GAAP, the Group first applied the provisions in Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" ("SFAS 141") and SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") for business combinations initiated after June 30, 2001. From January 1, 2002, the provisions of SFAS 142 were also applied to goodwill and other intangible assets acquired prior to June 30, 2001. Since the adoption of SFAS 141 and SFAS 142 goodwill and indefinite life intangible assets are no longer amortized, but instead tested, at least annually, for impairment.

        Application of U.S. GAAP under SFAS 141 and 142 required the Group to identify, to measure, and to separately account for intangible assets such as licenses, customer relationships, trademarks and technology apart from goodwill. For this purpose, independent valuations were prepared using estimates and assumptions provided by management.

        The significant transactions which were revisited for U.S. GAAP purposes include the merger between the Amsterdam, Brussels and Paris exchanges in 2000, the acquisitions of Liffe and BVLP in 2002, the acquisition of MTS in 2005 and the acquisition of a further 10% stake in GL TRADE in 2005, as well as the Atos Euronext, AEMS and LCH.Clearnet transactions.

        In addition, reconciling items related to impairment arise based on differences in the initial measurement of other intangible assets described above and the impairment test itself. The impairment test under IFRS consists of comparing the carrying amount of an asset to its recoverable amount, which is the higher of the fair value less costs to sell and the value in use of the asset. The excess of the carrying amount over the recoverable amount is recorded as an impairment loss.

        Under U.S. GAAP the impairment test for intangible assets subject to amortization is conducted in two steps. The first step is to compare the carrying amount to undiscounted future cash flows. If the carrying amount is higher than the sum of the undiscounted cash flows, the second step is to calculate the impairment based on discounted cash flows expected from the use and eventual disposition of the asset. For intangible assets not subject to amortization, the impairment test consists of a comparison of the fair

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value of the intangible asset to its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

        Under U.S. GAAP goodwill is tested for impairment annually. The impairment test is also comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the reporting unit's fair value of all assets and liabilities, including goodwill, to their carrying amounts. If the carrying amount exceeds the fair value of the reporting unit, a second step is performed, which compares the implied fair value of the applicable reporting unit's goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any.

        The above items resulted in the following impacts on Euronext consolidated shareholders' equity and consolidated net income attributable to shareholders of the parent company in order to reconcile to U.S. GAAP:

	Consolidated shareholders' equity
	December 31, 2005	December 31, 2004
	(In thousands of euros)
Amortization and impairment of indefinite life intangible assets (*)	(16,304)	(16,304)
Amortization and impairment of definite life intangible assets	(136,692)	(113,318)
Amortization and impairment of goodwill	170,642	168,341

Total impairment and amortization of intangible assets (including goodwill)	17,646	38,719

        Consolidated shareholders' equity variance is composed of consolidated net income attributable to shareholders of the parent company for the period and the effect of currency translation differences.

	Consolidated net income attributable to shareholders of the parent company for the years ended
	December 31, 2005	December 31, 2004
	(In thousands of euros)
Amortization and impairment of indefinite life intangible assets (*)	—	—
Amortization and impairment of definite life intangible assets	(21,813)	(35,625)
Amortization and impairment of goodwill	—	53,608

Total impairment and amortization of intangible assets (including Goodwill)	(21,813)	17,983

        (*) In accordance with APB 17 "Intangible Assets", identified indefinite life intangible assets have been amortized until January 1, 2002.

  Gain/Loss on sales of activities

        The differences in carrying amounts of intangible assets (including goodwill) between IFRS and U.S. GAAP result in different gains and losses on subsequent sales of activities, primarily related to clearing, IT, settlement and custody activities.

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        This resulted in the following impacts on Euronext consolidated shareholders' equity and consolidated net income attributable to shareholders of the parent company to reconcile to U.S. GAAP:

	Consolidated shareholders' equity
	December 31, 2005	December 31, 2004
	(In thousands of euros)
Gain/Loss on sales of activities	51,951	62,760

        Consolidated shareholders' equity variance is composed of consolidated net income attributable to shareholders of the parent company for the period and the effect of currency translation differences.

	Consolidated net income attributable to shareholders of the parent company for the years ended
	December 31, 2005	December 31, 2004
	(In thousands of euros)
Gain/Loss on sales of activities	3,501	(3,007)

  Deferred tax related to Business Combinations

        Since the identifiable intangible assets other than goodwill do not have a tax basis, a deferred tax liability was recognized by Euronext under U.S. GAAP for the tax consequences on the related temporary differences. These temporary differences reverse and the deferred tax liability is being reduced as the carrying amounts of the intangible assets are being amortized to earnings or reversed to earnings in case of sale. Such difference is reflected as a separate reconciling line item named "Deferred tax related to Business Combinations" in the reconciliation tables.

        The schedule below reflects the impact of the adjustments from IFRS to U.S. GAAP as at December 31, 2005 and 2004 for the above mentioned business combinations and the effect of the adjustments mentioned below in Items J and K.

	December 2005	December 2004	Estimated Useful Life
	(In thousands of euros)
Decrease in goodwill	399,450	313,250
Increase in:
Regulatory licenses	435,325	431,135	Indefinite
Customer relationships	197,326	208,177	20 years
Trade marks	27,514	26,795	Indefinite
Technology	5,977	7,409	3 to 6 years
Total other intangibles (including goodwill)	266,692	360,266
Increase in deferred tax liabilities on intangibles	203,660	215,835

B—Admission fees

        Euronext collects admission fees from issuers that first offer their securities for trading in the public market. Euronext immediately recognizes such fees as revenue under the guidance in IAS 18, "Revenue" when an issuer's securities are first listed.

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        U.S. GAAP interpretation provided by the Securities and Exchange Commission ("SEC") reflected in the SEC Staff Accounting Bulletin No. 104, "Revenue Recognition," requires recognition of those admission fees over the period in which the services are provided. Accordingly, under U.S. GAAP, Euronext recognizes admission fees on a straight-line basis over the estimated service periods of 10 years.

        The application of U.S. GAAP results in lower revenues of €14.4 million and €5.8 million for the years ended December 31, 2005 and 2004, respectively, related to the deferral of portions of the admission fees charged in those periods offset by the amortization of admissions fees charged in prior periods. As of December 31, 2005 and 2004, deferred revenues related to admission fees amounted to € 77.6 million and € 63.2 million, respectively.

C—Derivatives and hedging

        Under IFRS, Euronext incurred a GBP 250 million denominated fixed-rate debt obligation in February 2004 that was economically swapped into a floating rate liability using an interest rate swap that was designated by management as a fair value hedge of interest rate risk in accordance with IAS 39, "Financial Instruments." Under the fair value hedge both the qualifying portion of the debt and the interest rate swap contract are carried at fair value with changes in fair value being reported in earnings.

        The prospective assessment of hedge effectiveness is documented according to the rules stated in the application guidance of IAS 39 by asserting that the critical terms of the hedged liability match those of the hedging instrument. Critical terms include the notional and principal amounts, the maturity, the interest payment dates and the principal repayment dates. In order to avoid the situation described in § 109 of the application guidance of IAS 39, Euronext's policy is to enter into hedging derivatives with highly rated counterparts in order to minimize the credit risk on such instruments. For prospective assessment of the hedge effectiveness, Euronext ascertains at each closing date that the counterparty to the hedging derivative does not evidence a credit risk that would create some changes in value of the hedging swap not reflected in the hedged liability. The retrospective assessment of hedge effectiveness is performed using the cumulative dollar offset method which consists in comparing the fair value of the hedging swap with the change in fair value of the hedged liability due to changes in GBP Libor swap rates. Prospective and retrospective assessments of hedge effectiveness are conducted at each closing date.

        The documentation established for IAS 39 purposes does not comply with U.S. GAAP requirements because the prospective effectiveness assessment under IAS 39 is documented by analyzing the critical terms of the swap and the bond which is not permitted under U.S. GAAP. As a result, for U.S. GAAP purposes, this interest rate swap does not qualify as a hedging instrument. Therefore, the bond remains reported as amortized cost and the swap is recognized as a trading derivative which is marked to market at each reporting period through earnings. As a result, under U.S. GAAP Euronext recorded a reconciling adjustment to increase consolidated net income attributable to shareholders of the parent company of €3.8 million and €0.9 million for the years ended December 31, 2005 and 2004, respectively.

D—Financial instruments

        Under IFRS, Euronext's current investments in equity securities and money market funds have been designated by management at the date of initial recognition as "Financial Assets at Fair Value through profit and loss" ("the fair value option") in accordance with IAS 39.9. Accordingly, as disclosed in Note 2 to Euronext's consolidated financial statements, unrealized gains and losses on these securities are reported in earnings.

        Under U.S. GAAP, SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities," does not allow an entity to apply the IFRS "Fair value option" and Euronext's current investment in equity

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securities and money market funds are reported as available for sale ("AFS") securities at fair value under SFAS 115, with unrealized gains and losses being reported in shareholders' equity net of their related tax consequences.

E—Foreign currency exchange gains and losses on available for sale debt securities

        Under IFRS and U.S. GAAP, investments in debt securities that are classified by management as AFS are carried in the balance sheet at fair value with changes in fair value reported directly in consolidated shareholders' equity.

        For purposes of determining the change in fair value to be reported in equity, the portion of the change in value relating to foreign currency exchange rate changes that occur during the period are reported in earnings and are not deferred in stockholders' equity for IFRS.

        Under U.S. GAAP, under the guidance in EITF 96-15 "Accounting for the Effects of Changes in Foreign Currency Exchange Rates on Foreign-Currency-Denominated Available-for-Sale Debt Securities," as amended by SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," changes in value of AFS securities that result from changes in foreign currency exchange rates are reported in shareholders' equity and transferred to earnings as a component of gain or loss only upon sale of the instrument.

F—Employee benefits

        Under IFRS and as disclosed in Note 2 to the consolidated financial statements accounting for pensions and other post-employment benefits is made in accordance with IAS 19, "Employee Benefits." The Group's net obligation is measured by estimating future benefits employees have earned. Pension and benefit costs are recognized in earnings over the service periods.

        The significant differences between IAS 19 and U.S. GAAP under SFAS 87, "Accounting for Pensions", SFAS 88, "Accounting for Pension Settlements and Curtailments", SFAS 106, "Accounting for Postretirement Benefits", and SFAS 112, "Employers' Accounting for Post-Employment Benefit" that affect the Group are:

  •
  Different dates of implementation for the parent company of the Group caused most of the differences in the accumulated actuarial gains and losses. For the acquired entities, both IAS 19 and U.S. GAAP have been implemented since the acquisition date.

  •
  Under IAS 19, the past service costs resulting from plan amendments were recognized immediately if vested or amortized over the remaining vesting period. Under U.S. GAAP, prior service costs are generally recognized over the average remaining service life of the plan participants affected by the amendments.

  •
  In addition, under U.S. GAAP, an additional minimum pension liability should be recognized if the positive difference between the accumulated benefit obligation and the fair value of the plan assets is greater than the accrued liability. The additional minimum pension liability is recognized and an intangible asset is recognized for an amount not exceeding the amount of unrecognized prior service cost. If the additional pension minimum liability required to be recognized exceeds unrecognized prior service cost, the excess is reported as a reduction of other comprehensive income. Such an additional minimum liability is not recognized under IAS 19.

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        The effect of these differences on consolidated shareholders' equity are summarized as follows:

	December 31
	2005	2004
	(thousands of euros)
Accumulated actuarial gains and losses	(4,173)	(3,484)
Unrecognized prior service cost	—	3,437
Additional minimum pension liability	(17,270)	(14,267)

U.S. GAAP adjustment	(21,443)	(14,314)

        The effect of these differences on consolidated net income attributable to shareholders of the parent company can be summarized as follows:

	Years ended December 31
	2005	2004
	(thousands of euros)
Amortization of unrecognized actuarial gains and losses	(689)	(3,161)
Amortization of unrecognized prior service cost	(3,437)	(3,437)

U.S. GAAP adjustment	(4,126)	(6,598)

G—Share-based payments

        In accordance with IFRS2 "Share-based Payment," Euronext recognized compensation expenses for all share-based programs that were granted after November 7, 2002. An estimated cost for the granted instruments, based on the instruments' fair value at grant date and the number of instruments expected to vest is charged to the income statement, with a corresponding increase in equity or liabilities if the award is cash-settled, over the vesting period on a straight line basis. The fair value of the options is measured using a binomial model, taking into account the terms and conditions upon which the options were granted. As of December 31, 2005, there are no grants outstanding which would require cash settlement.

        Under U.S. GAAP, Euronext applies the intrinsic value method in accordance with Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") for share-based programs with employees, including those plans prior to November 7, 2002, and the plans are either classified as fixed or variable plans. Under APB 25, compensation expense is determined, using the intrinsic value method, as the difference between the market price and the exercise price of the share-based award. For fixed plans compensation expense is determined on the grant date. For variable plans compensation is remeasured at each balance sheet date until the award becomes vested.

H—Software Revenue Recognition

        LIFFE CONNECT® software sales are comprised of revenues from fees received for the sale of software licenses. These revenues are recognized in accordance with the substance of the licensing agreements. Under IFRS, revenues from licensing agreements with a specified period of time are amortized on a straight-line basis over the life of the agreements. Fees received under unlimited licensing agreements for which the Group has no remaining obligations to perform or to deliver are recognized immediately.

        Under U.S. GAAP, the rules for revenue recognition under multiple-element arrangements are detailed and prescriptive. These rules include the requirement that revenues be allocated to the respective

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elements of such an arrangement on the basis of Vendor Specific Objective Evidence of Fair Value ("VSOE") for each element. Statement of Position ("SOP") 97-2 "Software Revenue Recognition" sets out precise requirements for establishing VSOE for valuing elements of certain multiple-element arrangements. When VSOE for individual elements of an arrangement cannot be established in accordance with SOP 97-2, revenue is generally deferred and recognized upon delivery of the final element.

        Under U.S. GAAP, the Group did not have VSOE for certain elements of certain multiple-element arrangements with customers within the LIFFE business. The terms of these arrangements with customers include, among other terms, the provision of hosting services and on-going customer support (known as Post-contract customer support, or PCS, under SOP 97-2). As a consequence of the terms of these arrangements, revenue is deferred under U.S. GAAP and does not start to be recognized until delivery or discharge of the obligation in respect of the final element of the arrangement for which VSOE is not determinable. If this final element is PCS, then revenue is recognized over the remaining term of the PCS contract. In July 2005, Euronext sold its IT activity. Therefore, as of December 31, 2005, this is no longer a reconciling item.

I—Other

        This reconciling item reflects U.S. GAAP adjustments for non securities and derivatives exchange activities operated through GL Trade and AEMS groups. These adjustments mainly relate to goodwill amortization differences (see description in Item A), revenue recognition differences, (see description in Item H) and restructuring liabilities in relation to timing differences in the recognition of liabilities in connection with restructuring plans.

	Consolidated shareholders' equity
	December 31, 2005	December 31, 2004
	(In thousands of euros)
Goodwill amortization	9,240	9,038
Revenue recognition	(5,125)	(479)
Restructuring liabilities	747	2,226

Total Other	4,862	10,785

	Consolidated net income attributable to shareholders of the parent company for the years ended
	December 31, 2005	December 31, 2004
	(In thousands of euros)
Goodwill amortization	212	2,951
Revenue recognition	(4,649)	(479)
Restructuring liabilities	(1,479)	2,226

Total Other	(5,916)	4,698

J—Put options granted to minority interests

        Under IFRS, Euronext has committed itself to acquiring minority shareholdings owned by third parties in certain less than wholly-owned consolidated subsidiaries. Since these third parties have the ability, if they wish so, to decide to exercise their put options, IAS 32 requires that the present value of the exercise price of such options be accounted for as a financial liability, no minority interest recognized for

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

accounting purposes and the difference (if any) booked as part of goodwill. The goodwill is adjusted at each closing date to reflect the variation of the liability (due to changes in the exercise price of the option).

        Under U.S. GAAP, these put options are recorded as liabilities measured initially at fair value and consequently with changes in fair value recognized into earnings.

K—MBE Holding

        Under IFRS, MBE Holding, which was acquired by Euronext in November 2005, is consolidated under the proportional consolidation method. Amounts reflected in Euronext's consolidated balance sheet under IFRS with respect to MBE Holding include current assets of € 19.5 million, non-current assets of € 70.0 million, current liabilities of € 10.2 million and non-current liabilities of € 1.1 million as of December 31, 2005.

        Under U.S. GAAP, MBE Holding is accounted for under the equity method primarily because the minority shareholder holds significant participating rights. As of December 31, 2005, Euronext's investment in MBE Holding is reflected in the "Investments in associates" line item in Euronext's consolidated balance sheet under U.S. GAAP for an amount of € 71.5 million.

        There is no reconciling item as this difference of consolidation method has neither impact on net income attributable to shareholders of the parent company nor on shareholders' equity.

L—Tax effect of other U.S. GAAP adjustments

        The tax effect of other U.S. GAAP adjustments represents the temporary differences created as a result of applying U.S. GAAP.

Cash Flow statement

        For IFRS, Euronext prepares and reports financial information on its cash flows using the guidance in IAS 7, Cash Flow Statements. Since the information required under IAS 7 is similar to the content and presentation of cash flow information prepared under U.S. GAAP under FASB Statement 95, Statement of Cash Flows, Item 17 of SEC Form 20-F does not require additional information, disclosure or a different presentation of cash flow information for the Group.

3.14.4 Recently issued accounting pronouncements

        On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS 123R), which is a revision of SFAS 123. SFAS 123R supersedes APB 25, and amends SFAS No.95, Statement of Cash Flows (SFAS 95). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

        The company adopted this new standard on January 1, 2006, using the modified prospective method. Under the modified prospective method, share-based compensation is recognized based on the fair value of the awards for:

  •
  New share-based payment awards granted;

  •
  Awards modified, repurchased, or cancelled after the required effective date; and

  •
  The remaining portion of the requisite service under previously-granted unvested awards outstanding as of the required effective date.

        The main effect of adopting the standard on January 1, 2006 concerns Euronext stock option award granted in 2004. Under FAS 123 (R), Euronext stock option award granted in 2004, which is currently

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3.14.4 Recently issued accounting pronouncements (Continued)

classified as an equity instrument under APB 25, will be classified as a liability. This liability will be recognized at its fair value of €6 million at January 1, 2006 by reducing equity. The difference between the fair value of the liability recognized at January 1, 2006 and the previously recognized compensation cost until that date amounts to €0.2 million and will be recognized in the income statement, net of any related tax effect, as the cumulative effect of the change in accounting principle.

        On June 7, 2005, the FASB issued Statement No154, Accounting Changes and Error Corrections, a replacement of APB Opinion No20, Accounting Changes, and Statement No3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income of the period of the change. Statement 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Statement 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. Management does not believe adoption of Statement 154 will have a material effect on its consolidated financial position, results of operations and cash flows.

        In July 2006, the FASB issued FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Standards (SFAS) No. 109, Accounting for Income Taxes. FIN 48 addresses how a reporting company accounts for all tax positions including the uncertain tax positions reflected or expects to be reflected in the company's past or future tax returns. The interpretation also requires the company to recognize interest and penalties associated with the uncertain tax positions. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the potential impact, if any, that the implementation of FIN 48 will have on its financial condition, results of operations and cash flows.

        In July 2006, the FASB affirmed its previous decision to make the recognition provision of its proposed standard, Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132R, effective for public companies for fiscal years ending after December 15, 2006. This decision requires the recognition on the statement of financial condition of the funded status of pension and other postretirement benefit plans. The company is currently evaluating the potential impact, if any, that the implementation of the proposed standard, if and when issued in final form, may have on its stockholders' equity.

        In 2005, IASB made an amendment to IAS 39 "Financial Instruments: Recognition and Measurements"—the Fair Value Option—effective for financial statements beginning on or after January 1, 2006. This amendment limits the possibility to designate a financial asset or a financial liability (or a group of financial assets, financial liabilities or both) on initial recognition as at fair value through profit or loss. As a consequence, certain investments held by the Group that were previously classified as investments at fair value through profit and loss have been reclassified as available-for-sale. These investments continue to be stated at fair value, while any resultant unrealized gains or losses are recognized directly in equity, as from 1 January.

        The other amendments to standards (IAS 19, IAS 21, IAS 39, IFRS 4) and interpretations (IFRIC 4, IFRIC 5, IFRIC 6) mandatory for the financial year ending December 31, 2006 and effective for financial statements beginning on or after January 1, 2006 are either not applicable or have no material impact on the Group.

        Amendments to standards (IAS 1, IFRS 7) and interpretations (IFRIC 7, IFRIC 8, IFRIC 9) that were issued but are not effective for 2006 have not been early adopted by the Group.

FIN-207

Annex A

COMBINATION AGREEMENT

by and among

NYSE GROUP, INC.

EURONEXT N.V.

NYSE EURONEXT, INC.

and

JEFFERSON MERGER SUB, INC.

Dated as of June 1, 2006

Amended and Restated as of November 24, 2006

A-i

A-ii

Section 10.6.	Notices	48
Section 10.7.	Entire Agreement	48
Section 10.8.	No Third-Party Beneficiaries	48
Section 10.9.	Obligations of Euronext and of NYSE Group	48
Section 10.10.	Transfer Taxes	49
Section 10.11.	Definitions	49
Section 10.12.	Severability	49
Section 10.13.	Interpretation; Construction	49
Section 10.14.	Assignment	49
Annex I	—	Defined Terms
Annex II	—	Conditions to the Filing and Commencement of the Offer
Annex III	—	Conditions to the Completion of the Offer
Exhibit A	—	Form of Amended and Restated Certificate of Incorporation of Holdco
Exhibit B	—	Form of Amended and Restated Bylaws of Holdco
Exhibit C	—	Knowledge of NYSE Group
Exhibit D	—	Knowledge of Euronext

A-iii

AMENDED AND RESTATED COMBINATION AGREEMENT

        This AMENDED AND RESTATED COMBINATION AGREEMENT (this "Agreement"), dated as of November 24, 2006 (the "Execution Date"), is by and among NYSE Group, Inc., a Delaware corporation ("NYSE Group"), Euronext N.V., a company organized under the laws of The Netherlands ("Euronext"), NYSE Euronext, Inc., a Delaware corporation ("Holdco"), and Jefferson Merger Sub, Inc., a Delaware corporation and a newly formed, wholly owned subsidiary of Holdco ("Merger Sub").

RECITALS

        WHEREAS, NYSE Group, Euronext, Holdco and Merger Sub entered into that certain Combination Agreement (the "Original Combination Agreement"), dated as of June 1, 2006 (the "Original Execution Date"), pursuant to which NYSE Group and Euronext agreed to effect a strategic combination of their businesses, subject to the terms and conditions contained therein;

        WHEREAS, in furtherance thereof, the parties hereto agreed in the Original Combination Agreement that, upon the terms and subject to the conditions set forth in the Original Combination Agreement: (a) Holdco (or a wholly owned Subsidiary of Holdco) shall make an offer (the "Offer") to acquire all of the issued and outstanding shares, nominal value €6 per share, of Euronext (the "Euronext Shares"), for a combination of shares of common stock, par value $0.01 per share, of Holdco ("Holdco Common Stock") and cash; and (b) concurrently with the purchase by Holdco (or a wholly owned Subsidiary of Holdco) of the Euronext Shares pursuant to the Offer, Merger Sub shall merge with NYSE Group, with the entity surviving the merger as a wholly owned subsidiary of Holdco (the "Merger"), and, in the Merger, each share of NYSE Group Common Stock shall be converted into the right to receive one share of Holdco Common Stock;

        WHEREAS, the parties also agreed in the Original Combination Agreement that, prior to the consummation of the Offer and the Merger, Euronext would be permitted to pay to the Euronext shareholders its previously announced special distribution of €3 per Euronext Share (the "Special Euronext Distribution"), which Special Euronext Distribution was paid on August 11, 2006;

        WHEREAS, the parties hereto desire to amend and restate the Original Combination Agreement in the form of this Agreement in order to, among other things: (a) increase the size of the Board of Directors of Holdco immediately following the Effective Time from 20 to 22 members, with an even number of U.S. Persons (as defined in the form of Amended and Restated Bylaws of Holdco attached hereto) and European Persons (as defined in the form of Amended and Restated Bylaws of Holdco attached hereto), which parity will be maintained unless the Nominating and Governance Committee and the Board of Directors of Holdco, both equally composed of U.S. Persons and European Persons, decide otherwise; (b) increase the size of the Management Committee of Holdco immediately following the Effective Time from 12 to 14 members; and (c) attach different forms of Amended and Restated Certificate of Incorporation of Holdco and Amended and Restated Bylaws of Holdco;

        WHEREAS, the respective Boards of Directors of NYSE Group, Holdco and Merger Sub have each determined that the Merger and the Offer and the other transactions contemplated by this Agreement are consistent with, and will further, the respective business strategies and goals of its company, and are in the best interests of their respective company's stockholders and, therefore, have (a) approved the Offer, the Merger, this Agreement and the transactions contemplated by this Agreement and (b) recommended that the NYSE Group stockholders approve and adopt this Agreement and the transactions contemplated by this Agreement;

        WHEREAS, the Supervisory Board and the Managing Board of Euronext (together, the "Euronext Boards") have each determined that the Merger and the Offer and the other transactions contemplated by this Agreement are consistent with, and will further, the business strategies and goals of Euronext, and are in the best interests of Euronext, its shareholders, employees and other stakeholders and, therefore, have (a) approved the Offer, the Merger, this Agreement and the transactions contemplated by this Agreement and (b) adopted a resolution recommending that the Euronext shareholders (i) approve this Agreement and the transactions contemplated by this Agreement and (ii) accept the Offer and tender their Euronext Shares in the Offer;

        WHEREAS, it is intended that, for U.S. federal income tax purposes, the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and this Agreement shall constitute a "plan of reorganization";

        WHEREAS, consistent with the business strategies and goals of Holdco as determined by its Board of Directors following the consummation of the Offer and the Merger, it is the intention of the parties that (a) Holdco's marketplaces will leverage the best of NYSE Group and Euronext's collective technology sourced in an efficient manner to realize expected synergies of the combination, (b) Holdco will continue to operate the horizontal business model under which both NYSE Group and Euronext currently operate; (c) market participants in each of the combined company's marketplaces will be regulated in accordance with applicable local requirements; and (d) Holdco's management committee will consist of an equal number of U.S. and non-U.S. members as further described herein;

        WHEREAS, each of the parties hereto desires to make certain representations, warranties, covenants and agreements in connection with this Agreement; and

        WHEREAS, the parties intend that (a) all references in this Agreement to "the date hereof" or "the date of this Agreement" shall refer to the Original Execution Date; (b) the date on which the representations and warranties set forth in Article VI are made by the applicable party shall not change as a result of the execution of this Agreement and shall be made as of such dates as they were in the Original Combination Agreement; and (c) each reference to "this Agreement" or "herein" in the representations and warranties set forth in Articles VI shall refer to "the Original Combination Agreement" (unless, in each of cases (a), (b) and (c), expressly indicated otherwise in this Agreement or where the context otherwise requires).

        NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE OFFER

        Section 1.1.    The Offer.

        (a)   Provided that this Agreement shall not have been terminated in accordance with Article IX, and subject to the prior satisfaction or waiver (if and to the extent that such waiver is permitted by the GRAMF) of the conditions set forth in Annex II hereto and Section 4.2(c), as promptly as practicable, Holdco shall (or shall cause another direct or indirect wholly owned Subsidiary of Holdco to) file the Offer with (i) the French Financial Market Authority (Autorité des Marchés Financiers) (the "AMF") within the meaning of the General Rules of the AMF, as may be amended from time to time (the "GRAMF", which term shall be deemed to include any other relevant rules, instructions and/or recommendations of the AMF), and (ii) Belgian Banking, Finance, and Insurance Commission (Commission Bancaire, Financière, et des Assurances) (the "CBFA"). Following approval by the AMF of the terms of the Offer, the Tender Offer Prospectus filed by Holdco (Note d'Information) and the Tender Offer Prospectus filed by Euronext (Note en Réponse), Holdco shall commence, within the meaning of the GRAMF and the relevant Belgian regulations, the Offer to exchange each Euronext Share for 0.98 of a share of Holdco Common Stock (the "Standard Stock Amount") and €21.32 in cash (the "Standard Cash Amount" and, together with the Standard Stock Amount, the "Mixed Offer Consideration" (offre mixte principale)) with an option to receive in the Offer (including in any subsequent offering period (période de réouverture de l'offre)), in lieu of the Mixed Offer Consideration, the Stock Election Consideration (in the offre d'échange subsidiaire) or the Cash Election Consideration (in the offre d'achat subsidiaire), as each may be adjusted pursuant to this

Section 1.1. In the event that Holdco shall cause a Subsidiary of Holdco to file and commence the Offer, each reference to Holdco in this Article I and Annexes II and III shall be deemed, where applicable, to refer to such Subsidiary. For the avoidance of doubt, none of the Mixed Offer Consideration, the Stock Election Consideration or the Cash Election Consideration shall be reduced as a result of the payment by Euronext of the Special Euronext Distribution.

        (b)   Subject to Section 1.1(h), each Euronext Share accepted by Holdco pursuant to the Offer (including during any subsequent offering period (période de réouverture de l'offre)) shall be exchanged for the right to receive from Holdco the Mixed Offer Consideration; provided that Holdco shall provide the Euronext shareholders with a "mix and match election" in the Offer so that each holder of Euronext Share may elect to receive in the Offer for each Euronext Share tendered by such holder in the Offer, in lieu of the Mixed Offer Consideration, either:

          (i)    a number of shares of Holdco Common Stock (the "Stock Election Amount") equal to the sum of (A) Standard Stock Amount and (B) the quotient obtained by dividing the Standard Cash Amount by the Pre-Offering Stock Price (such consideration, the "Stock Election Consideration" and persons who shall have tendered their Euronext Shares in this offer (offre d'échange subsidiaire) for the Stock Election Consideration are referred to as having made a "Stock Election"); or

          (ii)   an amount in cash (the "Cash Election Amount"), without interest, equal to the sum of (A) the Standard Cash Amount and (B) the product obtained by multiplying the Standard Stock Amount by the Pre-Offering Stock Price (such consideration, the "Cash Election Consideration" and persons who shall have tendered their Euronext Shares in this offer (offre d'achat subsidiaire) for the Cash Election Consideration are referred to as having made a "Cash Election").

        (c) For purposes of this Section 1.1:

          (i)    the "Cash Percentage" means the quotient obtained by dividing (x) the Standard Cash Amount by (y) the sum of (A) the Standard Cash Amount and (B) the product obtained by multiplying the Pre-Offering Stock Price by the Standard Stock Amount;

          (ii)   the "Stock Percentage" means the fraction obtained by subtracting the Cash Percentage from one;

          (iii)  the "Ratio" means the quotient obtained by dividing the Cash Percentage by the Stock Percentage;

          (iv)  the "Pre-Offering Stock Price" means the volume weighted average price of NYSE Group Common Stock on the New York Stock Exchange for the Pre-Offering Period, converted into euros using the average of the daily noon buying rates for euros, as published by the Federal Reserve Bank of New York, for the Pre-Offering Period; and

          (v)   the "Pre-Offering Period" means the ten (10) consecutive trading days ending on the day immediately prior to the filing of the Offer with the AMF pursuant to Section 1.1(a) or ending on such other date as mutually agreed between Euronext and NYSE Group.

        (d)   Notwithstanding Section 1.1(b), in each of the initial period of the Offer (the "Initial Offering Period") and the subsequent offering period (période de réouverture de l'offre) (the "Subsequent Offering Period" and together with the Initial Offering Period, the "Offering Periods" and each, an "Offering Period"), the number of Euronext Shares for which a Stock Election is made in any Offering Period (the "Stock Election Shares" for such Offering Period) and the number of Euronext Shares for which a Cash Election shall be made in such Offering Period (the "Cash Election Shares" for such Offering Period) shall be subject to an adjustment mechanism designed to ensure that, in the aggregate, the quotient obtained by dividing the Cash Election Shares for such Offering Period by the Stock Election Shares for such Offering Period shall equal the Ratio. If the Cash Election Shares for any Offering Period, divided by the Stock

Election Shares for such Offering Period is not equal to the Ratio, then one of the following pro-ration and allocation adjustments shall occur for such Offering Period:

          (i)    If the quotient obtained by dividing the Cash Election Shares for such Offering Period by the Stock Election Shares for such Offering Period exceeds the Ratio, then (A) each holder of a Stock Election Share for such Offering Period shall receive in the Offer the Stock Election Consideration in respect of such Stock Election Share, and (B) the number of Cash Election Shares for such Offering Period shall be reduced to the number required to achieve the Ratio (with such reduction to be pro rata among the holders of Euronext Shares who have made the Cash Election in such Offering Period, based on the number of Euronext Shares for which they have made the Cash Election in such Offering Period). The adjusted number of Cash Election Shares for such Offering Period shall be rounded down to the nearest whole Cash Election Share. All Euronext Shares deemed not to be Cash Election Shares as a result of this pro-ration and allocation shall not be deemed to be Cash Election Shares or Stock Election Shares and shall receive the Mixed Offer Consideration.

          (ii)   If the quotient obtained by dividing the Cash Election Shares for such Offering Period by the Stock Election Shares for such Offering Period is less than the Ratio, then (A) each holder of a Cash Election Share for such Offering Period shall receive in the Offer the Cash Election Consideration in respect of such Cash Election Share, and (B) the number of Stock Election Shares for such Offering Period shall be reduced to the number required to achieve the Ratio (with such reduction to be pro rata among the holders of Euronext Shares who have made the Stock Election in such Offering Period, based on the number of Euronext Shares for which they have made the Stock Election in such Offering Period). The adjusted number of Stock Election Shares for such Offering Period shall be rounded down to the nearest whole Stock Election Share. All Euronext Shares deemed not to be Stock Election Shares as a result of this pro-ration and allocation shall not be deemed to be Cash Election Shares or Stock Election Shares and shall receive the Mixed Offer Consideration.

        (e)   After the filing and commencement of the Offer as set forth in Section 1.1(a), Holdco's obligation to accept for exchange or payment, and to exchange or pay for, any Euronext Shares validly tendered and not withdrawn prior to the expiration of the Offer (as it may be extended in accordance with applicable Laws, the "Expiration Time") shall be subject only to the satisfaction or waiver of the conditions set forth in Annex III, including the condition that there shall be validly tendered in accordance with the terms of the Offer prior to the Expiration Time and not withdrawn, in each case in accordance with applicable Laws, a number of Euronext Shares that represents at least two-thirds of the outstanding Euronext Shares as of the closing of the Offer, as it may be extended by Holdco in accordance with applicable Laws (the "Minimum Condition"); provided, however, that, after consultation with Euronext, Holdco may, prior to the filing of the Offer with the AMF, change the Minimum Condition so that it is a number of Euronext Shares that represents not less than a majority of the Euronext Shares and not less than a majority of the Euronext voting power, in each case outstanding on a Fully Diluted Basis as of the closing of the Offer, as it may be extended by Holdco in accordance with applicable Laws. As used in this Agreement, "Fully Diluted Basis" means, as of any particular time, the number of Euronext Shares issued and outstanding at such time after taking into account all Euronext Shares issuable upon the conversion of Euronext's convertible securities or upon the exercise of any options, warrants or rights to purchase or subscribe for shares of the capital stock of Euronext.

        (f)    Provided that this Agreement shall not have been earlier terminated in accordance with Article IX, and subject to the prior satisfaction or waiver of the conditions set forth in Annex III in accordance with the terms of Annex III, Holdco shall promptly consummate the Offer in accordance with its terms and applicable Law, and accept for exchange and payment, and exchange and pay for, all Euronext Shares tendered and not withdrawn in accordance with applicable Law, promptly following the acceptance of Euronext Shares for exchange and payment pursuant to the Offer. Holdco expressly reserves the right to increase the Standard Stock Amount and/or the Standard Cash Amount; provided that any such increase shall be reflected in the Offer Documents or any amendment thereof and filed with the SEC, the AMF and the CBFA, in each case as required by applicable Law.

        (g)   As promptly as practicable after the date of this Agreement, NYSE Group and Holdco shall prepare, and Holdco shall file with the U.S. Securities and Exchange Commission (the "SEC"), a registration statement on Form S-4 (together with any supplements or amendments thereto, the "Registration Statement") to register the offer and sale of Holdco Common Stock pursuant to the Offer and the Merger. The Registration Statement will include (1) a proxy statement/prospectus (the "Proxy Statement/Prospectus") to be used for the NYSE Group Stockholders Meeting to approve and adopt this Agreement and the Merger and to approve certain aspects of the Holdco certificate of incorporation that will be in effect after the Merger; (2) a shareholder circular/prospectus (the "Shareholder Circular/Prospectus") to be used for the Euronext Stockholders Meeting to approve this Agreement and the transactions contemplated by this Agreement and (3) a prospectus to be used as a prospectus sent to U.S. holders of Euronext Shares for the Offer (the "Offer Prospectus" and together with the Proxy Statement/Prospectus and the Shareholder Circular/Prospectus, the "S-4 Prospectuses"); provided that, at its option, NYSE Group may file the proxy statement to be used for the NYSE Group Stockholders Meeting separately from the Registration Statement. In addition, as promptly as practicable after the date of this Agreement, NYSE Group, Euronext and Holdco shall prepare, and Holdco shall file with the AMF a Share Registration Document (Document de Base) for the Offer in the form provided by Commission Regulation (EC) No. 809/2004 of April 2004 as implemented by the GRAMF (the "Holdco Share Registration Document"). As soon as practicable after the satisfaction or waiver (if and to the extent that such waiver is permitted by the GRAMF) of the conditions set forth in Annex II, (i) each of Holdco and Euronext shall file with the AMF and the CBFA a Tender Offer Prospectus (Note d'Information and Note en Réponse, respectively) in accordance with the GRAMF and applicable Belgian regulations (it being agreed that the Tender Offer Prospectus filed by Euronext shall include, if and to the extent required, a fairness opinion (attestation d'équité) delivered by an independent expert in accordance with Articles 261-1 et seq. of the GRAMF) and the related letter of transmittal form and other ancillary documents with respect to the Offer (together with all amendments, supplements and exhibits thereto and the Holdco Share Registration Document and any update of the presentation of Euronext for purposes of the Offer, the "European Exchange Offer Documents"), and (ii) Holdco shall file with the SEC a prospectus pursuant to Rule 424 under the U.S. Securities Act of 1933, as amended (the "Securities Act"), that will contain or incorporate by reference all or part of the Offer Prospectus and the related letter of transmittal form and all other ancillary documents with respect to the Offer (together with all amendments, supplements and exhibits thereto, the "Prospectus") (the Prospectus, the Registration Statement and such documents included therein pursuant to which the Offer will be made, together with any amendments and supplements thereto, the "U.S. Exchange Offer Documents" and, together with the European Exchange Offer Documents, the "Offer Documents"). The parties hereto agree to take all steps necessary to cause the Registration Statement, the Share Registration Document, the European Exchange Offer Documents and the U.S. Exchange Offer Documents to be filed with the SEC, the AMF and the CBFA, as applicable, and disseminated to holders of NYSE Group Common Stock and Euronext Shares, as applicable, as and to the extent required by applicable Law. The parties agree to correct promptly any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by Law. The parties further agree to take all steps necessary to cause the Offer Documents, as so corrected, to be filed with the SEC, the AMF and the CBFA and disseminated to holders of NYSE Group Stock and Euronext Shares, as applicable, in each case as and to the extent required by applicable Law.

        (h)   Notwithstanding any other provision of this Agreement, no fractional shares of Holdco Common Stock will be issued to the Euronext Shareholders in the Offer. Any tendering holder who would be entitled to receive a fractional share of Holdco Common Stock but for this Section 1.1(h) shall instead receive a cash payment representing such holder's proportionate interest in the net proceeds from the sale on a regulated market for the account of the tendering shareholders of the aggregate fractional shares of

Holdco Common Stock that the tendering holders otherwise would have received. Any such sale shall be made within ten (10) business days or such shorter period as may be required by applicable Law after the settlement of the Offer by an agent designated by Holdco. In no event will interest be paid on the cash to be received in lieu of any fraction of a share of Holdco Common Stock.

        (i)    NYSE Group and Euronext may agree to split the Offer into two or more separate exchange offers, including a separate U.S. offer and a non-U.S. offer. If the Offer shall be split into multiple exchange offers, each reference to the "Offer" set forth in this Agreement and the Annexes hereto shall refer to each of these separate offers unless the context otherwise requires. NYSE Group and Euronext agree that the Offer filed with the AMF and the CBFA shall be treated as one Offer (including for purposes of bidding procedure and timing), and that all Euronext Shares tendered in the Offer filed with the AMF and CBFA shall be treated as Euronext Shares having been tendered in a single Offer for purposes of determining whether the Minimum Condition has been satisfied and for purposes of determining proration and allocation.

        (j)    Except to the extent prohibited by applicable Law, Holdco shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the Mixed Offer Consideration, Stock Election Consideration and Cash Election Consideration payable to any tendering holder of Euronext Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or non-U.S. tax law. To the extent that amounts are so withheld by or on behalf of Holdco, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Euronext Shares in respect of which such deduction and withholding was made.

        (k)   If Holdco and Euronext have reasonably estimated prior to the filing of the Offer with the AMF that the aggregate cost of all stamp duty that may be due under article 978 of the French tax code in connection with the Offer shall be €500,000 or less, then Holdco shall bear such aggregate cost in connection with the Offer, and such Holdco undertaking shall be set forth in the Tender Offer Prospectus filed by Holdco (Note d'Information).

        Section 1.2.    Effect of the Offer on Euronext Stock Options.    Unless NYSE Group and Euronext agree otherwise and subject to applicable Law, the Offer shall not include any outstanding option to purchase Euronext Shares, but, in accordance with the GRAMF, shall include any Euronext Share that is purchased or subscribed for as a result of the exercise of any such option prior to the Expiration Time.

        Section 1.3.    Euronext Actions.

        (a)   In connection with the Offer, Euronext shall use reasonable best efforts, to the extent consistent with applicable Law, to promptly furnish or cause to be furnished to Holdco mailing labels, security position listings and all available listings and computer files containing the names and addresses of the record and beneficial holders of the Euronext Shares, in each case as of the most recent practicable date, to facilitate the transmission of the Offer, and to promptly furnish Holdco with such additional information and assistance (including, but not limited to, lists of holders of Euronext Shares, updated periodically, and their addresses, mailing labels and lists of security positions) as Holdco or its agent(s) may reasonably request for the purpose of communicating the Offer to the record and beneficial holders of Euronext Shares, it being understood that the majority of the Euronext Shares are registered in the name of Euroclear France.

        (b)   Euronext hereby approves of, and consents to, the Offer and the Merger and represents and warrants that the Euronext Boards, at meetings duly called and held, have (i) received an opinion from their financial advisors, Morgan Stanley International and ABN AMRO, to the effect that the consideration to be received by holders of Euronext Shares who tender their Euronext Shares in the Offer is fair from a financial point of view to the Euronext shareholders, (ii) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable and are fair to and in the best interests of Euronext, its shareholders and employees and other stakeholders; (iii) approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger; and (iv) adopted a resolution recommending that the Euronext shareholders approve this Agreement and the transactions contemplated by this Agreement and accept the Offer and tender their Euronext Shares in the Offer (the recommendation referred to in this clause (iv) is referred to as the "Euronext Recommendation"). Euronext hereby consents to the inclusion in the Offer Documents of the Euronext Recommendation and approval of the Euronext Boards described in the immediately preceding sentence, and Euronext shall not permit the Euronext Recommendation and approval of the Euronext Boards or any component thereof to be modified in any manner adverse to NYSE Group or Holdco or to be withdrawn by the Euronext Boards or any committee thereof, except as provided, and only to the extent set forth, in Section 7.2.

ARTICLE II

THE MERGER

        Section 2.1.    The Merger.    Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, the Merger shall occur pursuant to which NYSE Group shall merge with and into Merger Sub, and the separate corporate existence of NYSE Group shall thereupon cease. Merger Sub shall be the surviving corporation in the Merger (the "Surviving Corporation"), shall be renamed "NYSE Group, Inc.", and shall continue its existence under the laws of the State of Delaware, with all its rights, privileges, immunities, powers and franchises. After the Merger, the Surviving Corporation shall be a wholly owned subsidiary of Holdco. The Merger shall have the effects specified in the Delaware General Corporation Law, as amended (the "DGCL").

        Section 2.2.    Closing.    The closing of the Merger (the "Closing") shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, at 10:00 a.m., New York time, on the date (the "Closing Date") on which the condition set forth in Article VIII shall be satisfied or waived (subject to applicable Law), unless another date, time or place is agreed to by NYSE Group and Euronext.

        Section 2.3.    Effective Time.

        (a)   As soon as practicable following the satisfaction or waiver (subject to applicable Law) of the condition set forth in Article VIII, on the Closing Date, NYSE Group and Merger Sub shall file a certificate of merger relating to the Merger (the "Certificate of Merger") with the Secretary of State of Delaware, in such form as is required by and executed and acknowledged in accordance with the relevant provisions of the DGCL, and make all other filings or recordings required under the DGCL.

        (b)   The Merger shall become effective at (i) the date and time on which the Certificate of Merger is duly filed with the Secretary of State of Delaware as required to effect the Merger, or (ii) such subsequent date and time as NYSE Group and Euronext shall agree and as shall be specified in the Certificate of Merger (such time that the Merger shall become effective being the "Effective Time").

        Section 2.4.    Effect of the Merger on Common Stock.

        (a)   As a result of the Merger and without any action on the part of the holder of any capital stock of NYSE Group or Merger Sub, at the Effective Time:

          (i)    each share of NYSE Group Common Stock issued and outstanding immediately prior to the Effective Time (other than any share of NYSE Group Common Stock owned by NYSE Group or Merger Sub and in each case not held on behalf of third parties (each, an "Excluded Share")) shall automatically be converted into the right to receive one fully paid and nonassessable share of Holdco Common Stock (the "Merger Consideration");

          (ii)   each Excluded Share shall cease to be outstanding, shall be cancelled and retired without payment of any consideration therefor and shall cease to exist; and

          (iii)  each share of common stock, par value $0.01 per share, of Merger Sub (each, a "Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and the Surviving Corporation shall be a wholly owned subsidiary of Holdco.

        (b)   From and after the Effective Time, no NYSE Group Common Stock shall remain outstanding and all NYSE Group Common Stock shall be cancelled and retired and shall cease to exist. Each entry in the records of NYSE Group or its transfer agent formerly representing shares of NYSE Group Common Stock (the "Book-Entry Interests") shall thereafter represent only the right to receive the Merger Consideration and any distribution or dividend pursuant to Section 2.6(d).

        (c)   With respect to any share of NYSE Group Common Stock whose transfer was restricted as of immediately prior to the Effective Time pursuant to the Amended and Restated Certificate of Incorporation of NYSE Group (each, a "Restricted Share"), each share of Holdco Common Stock issued in the Merger in respect of such Restricted Share shall continue to be restricted, on the same terms and conditions as were applicable to the Restricted Share immediately prior to the Effective Time except that references to NYSE Group shall be to Holdco. Such restrictions on transfer shall be set forth in the New Holdco Charter.

        (d)   In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of NYSE Group Common Stock in connection with the Merger.

        Section 2.5.    Effect of the Merger on Options and Awards.

        (a)   Each option to purchase shares of NYSE Group Common Stock (a "NYSE Group Stock Option") granted under the employee and director stock plans of NYSE Group (the "NYSE Group Stock Plans"), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall cease to represent a right to acquire shares of NYSE Group Common Stock and shall be converted, at the Effective Time, into a Holdco Stock Option on the same terms and conditions as were applicable under such NYSE Group Stock Option. The number of shares of Holdco Common Stock subject to each such Holdco Stock Option shall be equal to the number of shares of NYSE Group Common Stock subject to each such NYSE Group Stock Option and such Holdco Stock Option shall have an exercise price per share equal to the per share exercise price specified in such NYSE Group Stock Option.

        (b)   At the Effective Time, each restricted stock unit or deferred stock unit measured in shares of NYSE Group Common Stock (each, a "NYSE Group Stock-Based Award"), whether vested or unvested, which is outstanding immediately prior to the Effective Time shall cease to represent a restricted stock unit or deferred stock unit with respect to shares of NYSE Group Common Stock and shall be converted, at the Effective Time, into a Holdco Stock-Based Award, on the same terms and conditions as were applicable under the NYSE Group Stock-Based Awards. The number of shares of Holdco Common Stock subject to each such Holdco Stock-Based Award shall be equal to the number of shares of NYSE Group Common Stock subject to the NYSE Group Stock-Based Award. All dividend equivalents credited to the account of each holder of a NYSE Group Stock-Based Award as of the Effective Time shall remain credited to such holder's account immediately following the Effective Time, subject to adjustment in accordance with the foregoing.

        (c)   As soon as practicable after the Effective Time, Holdco shall deliver to the holders of NYSE Group Stock Options and NYSE Group Stock-Based Awards appropriate notices setting forth such holders' rights pursuant to the respective NYSE Group Stock Plans and agreements evidencing the grants of such NYSE Group Stock Options and NYSE Group Stock-Based Awards and stating that such NYSE Group Stock Options and NYSE Group Stock-Based Awards and agreements have been assumed by Holdco and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.5 after giving effect to the Merger and the terms of the NYSE Group Stock Plans).

        (d)   Prior to the Effective Time, NYSE Group shall take all necessary action for the adjustment of NYSE Group Stock Options and NYSE Group Stock-Based Awards under this Section 2.5. Holdco shall reserve for issuance a number of shares of Holdco Common Stock at least equal to the number of shares of Holdco Common Stock that will be subject to Holdco Stock Options and Holdco Stock-Based Awards or the Equity Arrangements as a result of the actions contemplated by this Section 2.5 and Section 3.2. As soon as practicable following the Effective Time, Holdco shall file a registration statement on Form S-8 (or any successor form, or if Form S-8 is not available, other appropriate forms) with respect to the shares of Holdco Common Stock subject to such Holdco Stock Options and Holdco Stock-Based Awards and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Holdco Stock Options and Holdco Stock-Based Awards remain outstanding.

        Section 2.6.    Delivery of Merger Consideration.

        (a)    Exchange Agent.    Prior to the Effective Time, NYSE Group shall appoint a commercial bank or trust company, or a subsidiary thereof, to act as exchange agent hereunder (the "Exchange Agent"). On or prior to the Effective Time, (i) Holdco shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of holders of record of shares of NYSE Group Common Stock as of immediately prior to the Effective Time, shares of Holdco Common Stock issuable pursuant to Section 2.4 in exchange for outstanding shares of NYSE Group Common Stock upon delivery to the Exchange Agent of instructions for use in effecting the transfer and cancellation of Book-Entry Interests in exchange for the applicable Merger Consideration pursuant to the provisions of Article II (such shares of Holdco Common Stock being hereinafter referred to as the "Exchange Fund").

        (b)    Merger Transmittal Letter.    NYSE Group and Holdco shall cause appropriate transmittal materials (the "Merger Transmittal Letter"), to be provided by the Exchange Agent to holders of record of shares of NYSE Group Common Stock as soon as practicable after the Effective Time advising such holders of the effectiveness of the Merger and the procedure for providing instructions to the Exchange Agent to effect the transfer and cancellation of Book-Entry Interests in exchange for the Merger Consideration.

        (c)   After the Effective Time, and upon delivery to the Exchange Agent of instructions authorizing transfer and cancellation of Book-Entry Interests in accordance with the terms of the Merger Transmittal Letter, the holder of such Book-Entry Interests shall be entitled to receive in exchange therefor a number of shares of Holdco Common Stock in respect of the aggregate Merger Consideration that such holder is entitled to receive pursuant to Section 2.4 (after taking into account all shares of NYSE Group Common Stock then held by such holder), and the Book-Entry Interests that are the subject of such authorization shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon such transfer and cancellation of any Book-Entry Interests. In the event of a transfer of ownership of NYSE Group Common Stock that is not registered in the transfer records of NYSE Group, the proper number of shares of Holdco Common Stock may be issued to such a transferee if written instructions authorizing the transfer of any Book-Entry Interests are presented to the Exchange Agent, in any case, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid. If any shares of Holdco Common Stock to be issued in a name other than that in which any Book-Entry Interests are registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay any transfer or other Taxes required by reason of the issuance of shares of Holdco Common Stock in a name other than that of the registered holder of any Book-Entry Interests, or shall establish to the satisfaction of Holdco or the Exchange Agent that such Tax has been paid or is not applicable. For the purposes of this Agreement, the term "Person" means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or Self-Regulatory Organization or other entity of any kind or nature. "Self-Regulatory Organization" means any U.S. or non-U.S. commission, board, agency or body that is not a Governmental Entity but is charged with the supervision or regulation of brokers, dealers, securities underwriting or trading, stock exchanges, commodities exchanges, electronic communication networks (ECNs), insurance companies or agents, investment companies or investment advisers.

        (d)    Distributions with Respect to Unexchanged Shares; Voting.    All shares of Holdco Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Holdco in respect of Holdco Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Holdco Common Stock shall be paid to any holder of any Book-Entry Interests until the instructions for transfer and cancellation provided in this Article II have been delivered to the Exchange Agent. Subject to the effect of applicable Laws, following delivery to the Exchange Agent of such instructions with respect to Book-Entry Interests, there shall be issued to the holder of the shares of Holdco Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender or delivery of such instructions, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such Holdco Common Stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Holdco Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

        (e)    Transfers.    At or after the Effective Time, there shall be no transfers on the stock transfer books of NYSE Group of NYSE Group Common Stock that were outstanding immediately prior to the Effective Time.

        (f)    Fractional Shares.    No fractional shares of Holdco Common Stock will be issued in the Merger to any holder of shares of NYSE Group Common Stock.

        (g)    Termination of Exchange Fund.    Any portion of the Exchange Fund (including any Holdco Common Stock) that remains unclaimed by the former stockholders of NYSE Group for 180 days after the Effective Time shall be delivered to Holdco. Any former stockholders of NYSE Group who have not theretofore complied with this Article II shall thereafter look only to Holdco for delivery of any shares of Holdco Common Stock of such stockholders and payment of any dividends and other distributions in respect of Holdco Common Stock of such stockholders payable and/or issuable pursuant to this Article II upon delivery to the Exchange Agent of written instructions for the transfer and cancellation of any Book-Entry Interests, in each case, without any interest thereon. Notwithstanding the foregoing, none of Holdco, NYSE Group, Merger Sub, any surviving entity in the Merger, the Exchange Agent or any other Person shall be liable to any former holder of NYSE Group Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

        (h)    Withholding Rights.    Holdco shall be entitled to deduct and withhold, or to cause the Exchange Agent to deduct and withhold, from any consideration payable pursuant to the Merger to any Person who was a holder of NYSE Group Common Stock, NYSE Group Stock Option or NYSE Group Stock-Based Award immediately prior to the Effective Time such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or non-U.S. tax law. To the extent that amounts are so withheld by Holdco or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the NYSE Group Common Stock, NYSE Group Stock Option or NYSE Group Stock-Based Award, as the case may be, in respect of which such deduction and withholding was made.

        Section 2.7.    Restructuring of the Merger.    The parties hereto hereby agree and acknowledge that, with the prior consent of Euronext (which consent shall not be unreasonably withheld), NYSE Group may restructure the Merger; provided that such restructuring shall not (i) reduce or change the form of the Mixed Offer Consideration, the Stock Election Consideration or the Cash Election Consideration,

(ii) materially delay or prevent consummation of the transactions contemplated by this Agreement, or (iii) prevent or materially impede the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

ARTICLE III

POST-CLOSING REORGANIZATION

        Section 3.1.    Post-Closing Reorganization.

        (a)   Holdco intends, simultaneously with or as soon as possible after the Closing, to effectuate a corporate reorganization (the "Post-Closing Reorganization") of certain Subsidiaries of Holdco (including Euronext and its Subsidiaries). The Post-Closing Reorganization may include any of the following (each of the following, a "Pre-Approved Post-Closing Reorganization"), each of which has been, to the extent required, approved by the Euronext Boards:

          (i)    if 95% or more of the outstanding Euronext Shares shall have been acquired in the Offer, Holdco (or a direct or indirect wholly owned Subsidiary of Holdco) may commence a compulsory acquisition of Euronext Shares from any remaining minority shareholder in accordance with Section 2:92a of the Dutch Civil Code and/or an acquisition of Euronext Shares from any remaining minority shareholder in accordance with Articles 236-1 et seq. of the GRAMF;

          (ii)   if less than 95% of the outstanding Euronext Shares shall have been acquired in the Offer:

            (A)  if the Euronext Shares have been acquired by Holdco, Holdco may transfer the Euronext Shares immediately following the consummation of the Offer to a newly formed, direct or indirect wholly owned Dutch Subsidiary of Holdco ("Dutch Holdco") in exchange for shares of Dutch Holdco; and

            (B)  Euronext may, and Holdco may cause Euronext to, transfer all of its assets and liabilities to a newly formed, wholly owned Dutch Subsidiary of Euronext ("Euronext Sub") in exchange for shares of Euronext Sub or by way of a legal demerger; and

            (C)  Euronext may, and Holdco may cause Euronext to, transfer the shares in Euronext Sub to Dutch Holdco in exchange for shares of Holdco Common Stock and cash and, then, cause Euronext to distribute such shares of Holdco Common Stock and cash to its shareholders in a complete liquidation of Euronext. To the extent that a liquidating distribution would be made to Dutch Holdco, Dutch Holdco may substitute a promissory note for the portion of the consideration payable for the Euronext Sub shares, which promissory note would be distributed to Dutch Holdco in the liquidation of Euronext; or

            (D)  Euronext may, and Holdco may cause Euronext to, merge with and into a newly formed, wholly owned Dutch Subsidiary of Dutch Holdco or Holdco ("Dutch Mergerco"), pursuant to which the Euronext shareholders will receive shares in Dutch Mergerco; after such merger, Holdco may cause Dutch Mergerco to transfer the shares in Euronext Sub to Dutch Holdco in exchange for shares of Holdco Common Stock and cash and, then, cause Dutch Mergerco to distribute such shares of Holdco Common Stock and cash to the Dutch Mergerco shareholders in a complete liquidation of Dutch Mergerco. To the extent that a liquidating distribution would be made to Dutch Holdco, Dutch Holdco may substitute a promissory note for the portion of the consideration payable for the Euronext Sub shares, which promissory note would be distributed to Dutch Holdco in the liquidation of Dutch Mergerco;

provided that, in each case, the Post-Closing Reorganization shall be structured with the goal of providing holders of Euronext Shares who do not exchange their Euronext Shares in the Offer with the same number of shares of Holdco Common Stock and the same amount of cash (without taking into account the different tax treatment or withholding requirements that may apply) that such holders would have received in the Offer had such holder tendered its Euronext Shares in the Offer (and not made the Stock Election or the Cash Election) (it being understood that, in the Post-Closing Reorganization, holders of Euronext Shares may receive a different amount or form of consideration than they would have received in the Offer because, among other things, (i) certain Post-Closing Reorganization steps may require the payment of only cash instead of stock and cash; (ii) the consideration issued in the Post-Closing Reorganization may be determined by a court; and (iii) the tax consequences to a holder of Euronext Shares of receiving consideration in the Post-Closing Reorganization may be different than they would be if such holder had tendered its Euronext Shares in the Offer).

        (b)   Holdco shall have the right to change the structure of the Post-Closing Reorganization, which changed structure may include, without limitation, (i) the amendment of the Articles of Association of Euronext to permit the creation, among other things, of separate classes of shares, (ii) the distribution of an extraordinary dividend on the shares of Euronext or a particular class or classes of shares of Euronext, (iii) the sale and transfer by Euronext, or any of its Subsidiaries, to Holdco or any affiliate or Subsidiary of Holdco, of all or a portion of the assets of Euronext or its Subsidiaries, (iv) the effectuation by Euronext and one or more Dutch Subsidiaries of Holdco of a legal merger within the meaning of Section 2:309 of the Dutch Civil Code, (v) the request for termination of the listing of the Euronext Shares on Euronext Paris, (vi) a liquidation of Euronext, (vii) the contribution of assets to Euronext in exchange for Euronext Shares (with the exclusion of preemptive rights, if any, of other shareholders, all in accordance with applicable Law) or (viii) any one or more combinations of any of the foregoing actions, all of which shall be conducted in accordance with applicable Law; provided, however, that Holdco shall not change the structure of the Post-Closing Reorganization without the prior written consent of Euronext (which consent shall not be withheld unless the Euronext Boards, after consultation with their outside legal counsel, determine in good faith that such consent would result in a breach of its directors' fiduciary duties under applicable Law; it being understood that, in making this determination, the Euronext Boards shall consider the interests of all shareholders of Euronext to the extent that it considers the interests of any shareholder or group of shareholders of Euronext) and shall have the right to propose alternatives for the Post-Closing Reorganization, which Holdco and NYSE Group shall consider in good faith. Holdco, NYSE Group and Euronext shall cooperate with each other in identifying and obtaining any Dutch tax clearances necessary or desirable in connection with the Post-Closing Reorganization.

        (c)   Subject to Sections 3.1(a) and 3.1(b), the Post-Closing Reorganization shall be structured so that, in the opinion of counsel to NYSE Group, the Post-Closing Reorganization, together with the Offer, constitutes a transaction in which Euronext shareholders recognize gain or loss for U.S. federal income tax purposes, unless, at the election of NYSE Group, it is desirable to allow the Holdco Common Stock issued in the Offer and Post-Closing Reorganization to be received tax free by U.S. holders of Euronext Shares, in which case the Post-Closing Reorganization shall be structured so that, in the opinion of counsel to NYSE Group, the Post-Closing Reorganization, together with the Offer, constitutes either a reorganization (within the meaning of Section 368 of the Code) or part of a transfer of Euronext Shares described in Section 351 of the Code.

        (d)   The parties acknowledge that they have committed to the College of Regulators that, if less than half of the issued share capital of Euronext is represented at the Euronext Stockholders Meeting, Holdco will not commence the Post-Closing Reorganization unless either (i) the Euronext shareholders approve the proposal to approve this Agreement and the transactions contemplated by this Agreement, including the Post-Closing Reorganization, presented at the Euronext Stockholders Meeting (or any adjournment or postponement thereto); or (ii) Holdco shall have acquired at least two-thirds of the outstanding Euronext Shares as a result of the Offer (as extended, if applicable) and any subsequent transactions to the extent permitted by applicable Law; provided, however, that the parties further acknowledge that the College of Regulators may waive this commitment, in which case the parties shall not be bound by such commitment.

        Section 3.2.    Effect of Post-Closing Reorganization on Euronext Stock Options and Euronext Stock-Based Awards.

        (a)    Conversion.    Except as provided in Section 3.2(b), at the Effective Time or to the extent not feasible at such date for some or all holders in some or all jurisdictions (for Tax reasons or otherwise), promptly thereafter and in any event no later than the completion of the Post-Closing Reorganization, each option to purchase Euronext Shares (a "Euronext Stock Option") and each restricted share, restricted stock unit or deferred stocks unit measured in Euronext Shares (each, a "Euronext Stock-Based Award") granted under the employee and director stock option and stock-based award plans of Euronext (the "Euronext Stock Plans"), whether vested or unvested, shall cease to represent a Euronext Stock Option or Euronext Stock-Based Award, respectively, and shall be converted into a stock option to acquire Holdco Common Stock (a "Holdco Stock Option") or a restricted share, restricted stock unit or deferred stock unit measured in Holdco Common Stock (a "Holdco Stock-Based Award"), respectively, on the same terms and conditions as were applicable under such Euronext Stock Option and Euronext Stock-Based Award prior to the Post-Closing Reorganization (or such other arrangement that the parties shall mutually agree prior to the filing of the Offer with the AMF); provided that the number of shares of Holdco Common Stock subject to each such Holdco Stock Option or Holdco Stock-Based Award shall be the number of Euronext Shares subject to each such Euronext Stock Option or Euronext Stock-Based Award multiplied by the Stock Election Amount (assuming no pro-ration or adjustment as provided in Section 1.1(d)), rounded, if necessary, to the nearest whole share of Holdco Common Stock, and such Holdco Stock Option shall have an exercise price per share (rounded to the nearest one-hundredth of a cent) equal to the per share exercise price specified in such Euronext Stock Option divided by the Stock Election Amount (assuming no pro-ration or adjustment as provided in Section 1.1(d)).

        (b)    Specific Arrangement for Certain Holders.    If it is reasonably foreseeable that the conversion of any of the Euronext Stock Options and/or Euronext Stock-Based Awards referred to in Section 3.2(a) would cause holders of Euronext Stock Options and/or Euronext Stock-Based Awards who are French residents for Tax purposes (the "French Holders") to incur additional Taxes or social security charges under French law (the "French Taxes"), as compared to the French Taxes that such French Holders would incur pursuant to the first sentence of Article 200 A 6 of the French General Tax Code with respect to Euronext Stock Options if such French Holders had converted the Euronext Stock Options after holding such Euronext Stock Options for four years from the date of grant of the original Euronext Stock Option or as compared to the French Taxes that such French Holders would incur pursuant to Article 200 A 6 bis of the French General Tax Code with respect to Euronext Stock-Based Awards if such French Holder had converted the Euronext Stock-Based Awards into Euronext Shares after holding such Euronext Stock-Based Awards for any applicable vesting period and after holding the Euronext Common Stock resulting from such vesting for two years (the "Favorable Tax Amount" for such Euronext Stock Option or Euronext Stock-Based Award, as applicable), Holdco shall offer to the French Holders of the Euronext Stock-Options and Euronext Stock-Based Awards, whether vested or unvested, the right to participate in certain equity arrangements entered into between Holdco and the relevant French Holders (the "Equity Arrangements"), pursuant to which Holdco shall undertake vis-à-vis each such French Holder, and each such French Holder shall undertake vis-à-vis Holdco, to exchange each Euronext Share purchased, subscribed or received pursuant to the Euronext Stock Options or Euronext Stock-Based Awards after the completion of the Offer for a number of shares of Holdco Common Stock equal to the Stock Election Amount (assuming no pro-ration or adjustment as provided in Section 1.1(d)); provided that nothing in this Section 3.2(b) shall limit or prohibit Holdco from undertaking the Post-Closing Reorganization in the time or manner that Holdco shall determine, subject to the requirements of Sections 3.1(a) and 3.1(b). In the event that Holdco shall undertake a Post-Closing Reorganization that (1) shall result in the termination of the Equity Arrangements, or (2) shall prevent Euronext from issuing Euronext Shares upon exercise of the Euronext Stock Options or Euronext Stock-Based Awards, then the outstanding Euronext Stock Options and Euronext Stock-Based Awards held by the French Holders shall be converted into Holdco Stock Options and Holdco Stock-Based Awards as provided in Section 3.2(a). In the event that the Post-Closing

Reorganization (including, for the avoidance of doubt, the conversion provided in Section 3.2(a) as the case may be) shall cause the French Holders to incur French Taxes in an amount greater than the Favorable Tax Amount in respect of such Euronext Stock Options or Euronext Stock-Based Awards, then Holdco shall pay to each such French Holder (or pay to the applicable Tax authority if required by applicable Law) an amount of cash (the "Gross-Up Payment") equal to the difference between (i) the aggregate amount of French Taxes imposed on such French Holder that arises as a result of the Post-Closing Reorganization, if any, minus (ii) the aggregate Favorable Tax Amount that such French Holders would have incurred with respect to such Euronext Stock Options and/or Euronext Stock-Based Awards after holding such Euronext Stock Options and/or Euronext Stock-Based Awards (or the resulting shares) for the period from the date of grant necessary to qualify for taxation based on the Favorable Tax Amount. In addition, Holdco shall pay to each such French Holder (or pay to the applicable Tax authority if required by applicable Law) an amount of cash equal to the aggregate French Taxes incurred by such French Holder as a result of the Gross-Up Payment and the payments pursuant to this sentence. Notwithstanding anything contained herein to the contrary, in no event shall Holdco be required to make any Gross-Up Payment or any other payment pursuant to this Section 3.2(b) in respect of (A) Euronext Stock Options originally granted under Euronext's SBF Option Plan or Euronext's 2002 Option Plan or any other Euronext Stock Options that were granted on a date that is four or more years prior to the date on which a conversion of such options occurs in accordance with Section 3.2(a) (including Holdco Stock Options upon any such conversion) or (B) a Euronext Stock-Based Award granted on a date that is granted prior to 2005, if any.

        (c)    Tax-Free Rollover.    Subject to the provisions of Section 3.2(b), NYSE Group, Holdco and Euronext shall cooperate and use reasonable best efforts to cause, where possible, the conversion of all Euronext Stock Options and Euronext Stock-Based Awards into Holdco Stock Options or Holdco Stock-Based Awards (as applicable) as set forth in Section 3.2(a) not to be a taxable transaction for the holders of these Euronext Stock Options or Euronext Stock-Based Awards; provided that nothing in this Section 3.2(c) shall (A) limit or prohibit Holdco from undertaking the Post-Closing Reorganization in the time or manner that Holdco shall determine, subject to the requirements of Sections 3.1(a) and 3.1(b), or (B) subject to Section 3.2(b), require Holdco to compensate, or prohibit Holdco from compensating, any holder of a Euronext Stock Option or Euronext Stock-Based Award for any Taxes or social security charges incurred or borne by such holder. Any adjustment to Euronext Stock Options or Stock-Based Awards shall comply with the requirements of Section 409A of the Code, to the extent applicable.

        Section 3.3.    Cooperation of Euronext.    Euronext shall take, on or after the date of this Agreement, all actions reasonably necessary or desirable to accomplish the Post-Closing Reorganization (provided that the Post-Closing Reorganization shall not be required to be effective prior to the consummation of the Offer), including, without limitation: (i) the convening of the necessary meetings of Euronext shareholders and the Euronext Boards, (ii) the consideration of any and all necessary or desirable resolutions by the Euronext Boards for the purpose of the Post-Closing Reorganization, and (iii) the execution of any and all reasonably requested documents, agreements or deeds that are necessary or desirable to effectuate any of the corporate reorganizations and the filing or registration of any or all of such documents, agreements or deeds with the appropriate authorities or agencies. The Board of Directors of Holdco (or any committee thereof consisting of an equal number of U.S. Persons and European Persons, each as defined in the form of Amended and Restated Bylaws of Holdco attached hereto), taking into account the best interests of Holdco and its Subsidiaries, taken together as a whole, may require, except to the extent prohibited by applicable Law or contrary to the requirements of any European Regulator, (i) the conversion of any Subsidiary of Euronext from an entity that is classified as a corporation pursuant to Treasury Regulation Section 301.7701-2(b)(8) into an entity that is an "eligible entity" (within the meaning of Treasury Regulation Section 301.7701-3(a)), and/or (ii) entity classification elections pursuant to Treasury Regulation Section 301.7701-3 for any Subsidiary of Euronext in such manner and with such effective dates as specified by Holdco. Upon the request of Holdco, Euronext shall, and shall cause its Subsidiaries to, except to the extent prohibited by applicable Law or contrary to the requirements of any European Regulator, and subject to Sections 3.1(a) and 3.1(b), take any and all other reasonable actions that are required or desirable to accomplish the Post-Closing Reorganization.

ARTICLE IV

CORPORATE NAME; EXECUTIVE OFFICES; GOVERNING DOCUMENTS

        Section 4.1.    Corporate Name and Executive Offices.

        (a)    Corporate Name.    As of the Effective Time, the official name of Holdco shall be "NYSE Euronext", or such other name as mutually agreed by NYSE Group and Euronext.

        (b)    Executive Offices.    As of and after the Effective Time, the headquarters and executive offices of Holdco shall be located at NYSE Group's current headquarters, and the headquarters for the non-U.S. businesses of Holdco shall be located at Euronext's current headquarters.

        Section 4.2.    Certificates of Incorporation.

        (a)    Certificate of Incorporation of Holdco.    Subject to any required approval of the SEC and any European Regulator, prior to the Effective Time, NYSE Group, as the sole stockholder of Holdco, shall (i) adopt by written consent and (ii) cause the board of directors of Holdco to adopt an Amended and Restated Certificate of Incorporation of Holdco substantially in the form attached hereto as Exhibit A (the "New Holdco Charter") to be in effect as of the Effective Time; provided that such form may be amended by NYSE Group and Euronext in response to the comments of the staff of the SEC, any European Regulator and other Governmental Entity with jurisdiction in connection with obtaining any required approval for the transactions contemplated by this Agreement or otherwise.

          "European Regulator" means any of the Dutch Minister of Finance, the French Minister of the Economy, the French Committee of Credit Establishments and Investments Undertakings (Comité des Etablissements de Crédit et des Entreprises d'Investissement—CECEI), the AMF, the Netherlands Authority for the Financial Markets (Autoriteit Financiele Markten), the CBFA, the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários—CMVM), the U.K. Financial Services Authority (FSA) and the College of Regulators, in each case only to the extent that it has authority and jurisdiction in the particular context.

          "College of Regulators" means the Committee of Chairmen of the AMF, the Netherlands Authority for the Financial Markets (Autoriteit Financiele Markten), the CBFA, the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários—CMVM), and the U.K. Financial Services Authority (FSA), pursuant to the Memoranda of Understanding, dated March 3, 2003 and March 22, 2001.

        (b)    Certificate of Incorporation of the Surviving Corporation.    Subject to any required approval of the SEC, the parties shall take all requisite action to cause the Certificate of Incorporation of the Surviving Corporation in effect immediately following the Effective Time to be substantially in such form as determined by NYSE Group.

        (c)    Organizational Documents of Subsidiaries of Holdco.    NYSE Group and Euronext shall agree on the forms of the organizational documents that will be in effect as of the Effective Time for those entities that will be Subsidiaries of Holdco as of the Effective Time set forth on Section 4.2 of the Euronext Disclosure Letter.

        Section 4.3.    Bylaws.

        (a)    Bylaws of Holdco.    Subject to any required approval of the SEC and any European Regulator, prior to the Effective Time, NYSE Group, as the sole stockholder of Holdco, shall adopt by written consent an Amended and Restated Bylaws of Holdco substantially in such form attached hereto as Exhibit B (the "New Holdco Bylaws") to be in effect as of the Effective Time; provided that such form may be amended by NYSE Group and Euronext in response to the comments of the staff of the SEC, any

European Regulator and other Governmental Entities with jurisdiction in connection with obtaining any required approval for the transactions contemplated by this Agreement or otherwise.

        (b)    Bylaws of the Surviving Corporation.    Subject to any required approval of the SEC, the parties shall take all requisite action to cause the Bylaws of the Surviving Corporation in effect immediately following the Effective Time to be substantially in such form as determined by NYSE Group.

ARTICLE V

BOARD AND MANAGEMENT COMMITTEE AT THE EFFECTIVE TIME

        Section 5.1.    Board of Directors of Holdco.    At the Effective Time, the Board of Directors of Holdco will consist of twenty-two members. Such Board of Directors shall be comprised of: (i) the Chief Executive Officer of NYSE Group as of immediately prior to the Effective Time (who shall be the Chief Executive Officer of Holdco as of immediately after the Effective Time); (ii) the Chief Executive Officer of Euronext as of immediately prior to the Effective Time (who shall be the Deputy Chief Executive Officer of Holdco as of immediately after the Effective Time); (iii) the Chairman of the Supervisory Board of Euronext as of immediately prior to the Effective Time (who shall be the Chairman of the Board of Directors of Holdco as of immediately after the Effective Time); (iv) the Chairman of the Board of Directors of NYSE Group as of immediately prior to the Effective Time (who shall be the Deputy Chairman of the Board of Directors of Holdco as of immediately after the Effective Time); (v) nine individuals from the Board of Directors of NYSE Group as of immediately prior to the Effective Time (in addition to the Chief Executive Officer and Chairman of NYSE Group as of immediately prior to the Effective Time); (vi) eight individuals from the Supervisory Board of Euronext as of immediately prior to the Effective Time (in addition to the Chief Executive Officer and Chairman of Euronext as of immediately prior to the Effective Time); and (vii) Sylvain Hefes, who is a European Person (as defined in the form of Amended and Restated Bylaws of Holdco attached hereto) approved by both the Euronext Supervisory Board and the NYSE Group Board of Directors; provided that in the case of clause (vi), Euronext may substitute one or more of such individuals from the Supervisory Board with persons who are European Persons (provided, further, that such newly designated person is reasonably acceptable to NYSE Group). If NYSE Group shall have fewer than nine members (excluding the Chief Executive Officer and Chairman of NYSE Group) on its Board of Directors as of immediately prior to the Effective Time, NYSE Group may, in its discretion, designate an individual to serve on the Board of Directors of Holdco that shall not be a member of the Board of Directors of NYSE Group; provided that such designee is reasonably acceptable to Euronext. Each of the members of the Board of Directors of Holdco, other than the Chief Executive Officer of Holdco and the Deputy Chief Executive Officer of Holdco, must satisfy Holdco's director independence policy, as it may be amended from time to time. Regularly scheduled meetings of the Board of Directors of Holdco after the Effective Time will occur with substantially equal frequency within the United States and Europe. At the first annual meeting of stockholders of Holdco at which directors shall be elected, the initial members of the Board of Directors of Holdco shall be nominated at such meeting to be members of the Board of Directors of Holdco.

        Section 5.2.    Nominating and Governance Committee of the Holdco Board of Directors.    As of the Effective Time, the Nominating and Governance Committee of the Board of Directors of Holdco shall each be comprised of an equal number of directors of NYSE Group as of immediately prior to the Effective Time and directors of Euronext as of immediately prior to the Effective Time.

        Section 5.3.    Management Committee of Holdco at the Effective Time.    As of the Effective Time, Holdco shall be managed by a Management Committee consisting of fourteen members. Such Management Committee shall be comprised of seven designees of NYSE Group and seven designees of Euronext, and shall include, among others, the Chief Executive Officer of NYSE Group as of immediately prior to the Effective Time (who shall be the Chief Executive Officer of Holdco as of immediately after the

Effective Time) and the Chief Executive Officer of Euronext as of immediately prior to the Effective Time (who shall be the Deputy Chief Executive Officer of Holdco as of immediately after the Effective Time).

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

        Section 6.1.    Representations and Warranties of NYSE Group.    Except as set forth in the corresponding sections or subsections of the disclosure letter dated as of the date hereof, delivered to Euronext by NYSE Group on or prior to entering into this Agreement (the "NYSE Group Disclosure Letter"), in such other section or subsection of the NYSE Group Disclosure Letter where the applicability of such exception is reasonably apparent, or in any report filed with or furnished to SEC and publicly available on the SEC's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) prior to the date hereof, NYSE Group hereby represents and warrants to Euronext as set forth in this Section 6.1. The mere inclusion of any item in the NYSE Group Disclosure Letter as an exception to a representation or warranty of NYSE Group in this Agreement shall not be deemed to be an admission that such item is a material exception, fact, event or circumstance, or that such item, individually or in the aggregate, has had or is reasonably expected to have, a Material Adverse Effect on NYSE Group or trigger any other materiality qualification.

        (a)    Organization, Good Standing and Qualification.    NYSE Group is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of NYSE Group's Subsidiaries is an entity duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization. Each of NYSE Group and its Subsidiaries has all requisite corporate, company or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, existing and in good standing or to have such power or authority when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on NYSE Group. NYSE Group has made available to Euronext a complete and correct copy of the NYSE Group Organizational Documents and NYSE Group Subsidiary Organizational Documents (other than NYSE Group Subsidiary Organizational Documents for Subsidiaries of NYSE Group that have no operations), in effect as of the date hereof. NYSE Group Organizational Documents and NYSE Group Subsidiary Organizational Documents so delivered are in full force and effect. Section 6.1(a) of the NYSE Group Disclosure Letter contains a correct and complete list of all Subsidiaries of NYSE Group, and each jurisdiction where NYSE Group and each of its Subsidiaries is organized and qualified to do business. Holdco is a wholly owned subsidiary of NYSE Group and is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Holdco has conducted no business other than activities incidental to its organization and the consummation of the transactions contemplated by this Agreement.

          "NYSE Group Organizational Documents" means the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws of NYSE Group.

          "NYSE Group Subsidiary Organizational Documents" means the certificates of incorporation, limited liability company agreement, bylaws and similar organizational documents of all Subsidiaries of NYSE Group.

          "Material Adverse Effect" on NYSE Group or Euronext, as applicable, means a material adverse effect on the business, results of operations or financial condition of NYSE Group or Euronext (as applicable) and its Subsidiaries (including, in the case of Euronext, the Joint Ventures), taken as a whole; provided, however, that the following shall not be considered in determining whether a Material Adverse Effect has occurred: (A) any change or development in economic, business or securities markets conditions generally (including any such change or development resulting from acts of war or terrorism) to the extent that such change or development does not affect NYSE Group or Euronext (as applicable) and its Subsidiaries (including, in the case of Euronext, the Joint Ventures), taken as a whole, in a materially disproportionate manner relative to other securities exchanges or trading markets; (B) any change or development to the extent resulting from the execution or announcement of this Agreement or the transactions contemplated hereby, or (C) any change or development to the extent resulting from any action or omission by NYSE Group or Euronext (as applicable) or any of its Subsidiaries (including, in the case of Euronext, the Joint Ventures) that is required by this Agreement.

          "Subsidiary" means, with respect to any Person, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such party or by one or more of its respective Subsidiaries and, with respect to Euronext for purposes of Article VII, shall include the Joint Ventures; provided that any obligation of Euronext to cause the Joint Ventures to take an action or not to take an action shall be limited to the extent that Euronext has control over such action.

          "Joint Ventures" means (1) Atos Euronext Market Solutions Holding SAS and its Subsidiaries (including, but not limited to, AtosEuronext SA, Atos Euronext Markets Solutions Limited), and (2) MTS S.p.A., Marchés des titres France (MTS France), MTS Next Ltd and their respective Subsidiaries.

        (b)    Capitalization.    The authorized capital stock of NYSE Group consists of 600,000,000 shares, of which 156,068,055 shares of NYSE Group Common Stock are outstanding as of May 31, 2006 (not including 1,645,415 shares of NYSE Group Common Stock held in treasury, all of which are held by NYSE Arca, Inc., an indirect wholly owned Subsidiary of NYSE Group), and no shares of Preferred Stock, par value $0.01 per share (the "NYSE Group Preferred Stock") are outstanding as of the date hereof. All of the outstanding shares of NYSE Group Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. NYSE Group has no shares of NYSE Group Common Stock or NYSE Group Preferred Stock reserved for issuance, except that, as of May 31, 2006, there were 1,352,715 shares of NYSE Group Common Stock underlying restricted stock units, 1,862,427 shares of NYSE Group Common Stock underlying options and 8,500,000 shares of NYSE Group Common Stock reserved for issuance for NYSE Group employees and directors under NYSE Group's 2006 Stock Incentive Plan. Each of the outstanding shares of capital stock or other equity interests of each of NYSE Group's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by NYSE Group or by a direct or indirect wholly owned subsidiary of NYSE Group, free and clear of any lien, pledge, security interest, claim or other encumbrance. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate NYSE Group or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of NYSE Group or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any NYSE Group Shares or other securities of NYSE Group or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. NYSE Group does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of NYSE Group on any matter.

        (c)    Corporate Authority.

          (i)    NYSE Group has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Merger and the other transactions contemplated hereby (including all actions by the Board of Directors of NYSE Group set forth in clause (ii)(A) below), subject only to (A) the approval and adoption of this Agreement and the Merger by a vote of the holders of a majority of the outstanding shares of NYSE Group Common Stock entitled to vote thereon, (B) the approval of certain aspects of the certificate of incorporation of Holdco that will be in effect after the Merger by a vote of the holders of a majority of the outstanding shares of NYSE Group Common Stock present at the NYSE Group Stockholders Meeting ((A) and (B) collectively, the "NYSE Group Requisite Vote") and (C) to the extent required, approval of the SEC. This Agreement is a valid and binding agreement of NYSE Group enforceable against NYSE Group in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "Bankruptcy and Equity Exception"). The representations and warranties set forth in this Section 6.1(c)(i) shall apply mutatis mutandis with respect to both the Original Combination Agreement and this Agreement, and, with respect to the Original Combination Agreement, shall be made as of the Original Execution Date and, with respect to this Agreement, shall be made as of the Execution Date; provided, however, that none of the representations and warranties set forth in this Section 6.1(c)(i) "speaks as of an earlier date" for purposes of Section III(a) of Annex II.

          (ii)   The Board of Directors of NYSE Group: (A) has approved, adopted and declared advisable this Agreement, the Offer and the Merger and the other transactions contemplated hereby; (B) has recommended that the NYSE Group stockholders approve and adopt this Agreement and the transactions contemplated by this Agreement; and (C) has received the opinion of its financial advisor, Citigroup Global Markets Inc. to the effect that the Merger Consideration to be received by the holders of the NYSE Group Common Stock in the Merger is fair from a financial point of view, as of the date of such opinion, to such holders, a copy of which opinion has been delivered to Euronext. It is agreed and understood that such opinion is for the benefit of NYSE Group's Board of Directors and may not be relied on by Euronext. The representations and warranties set forth in clause (A) of this Section 6.1(c)(ii) shall apply mutatis mutandis with respect to both the Original Combination Agreement and this Agreement, and, with respect to the Original Combination Agreement, shall be made as of the Original Execution Date and, with respect to this Agreement, shall be made as of the Execution Date; provided, however, that none of the representations and warranties set forth in clause (A) of this Section 6.1(c)(ii) "speaks as of an earlier date" for purposes of Section III(a) of Annex II.

        (d)    No Conflicts.

          (i)    (A) Neither the execution and delivery by NYSE Group of this Agreement, the compliance by it with all of the provisions of and the performance by it of its obligations under this Agreement, nor the consummation of the Offer, the Merger and the other transactions herein contemplated will conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time) pursuant to, or permit any other party any improvement in rights with respect to or permit it to exercise, or otherwise constitute a default under, any provision of any Contract in effect as of the date hereof, or result in any change in the rights or obligations of any party under any Contract in effect as of the date hereof, to which NYSE Group or any of its Subsidiaries is a party or by which NYSE Group or any of its Subsidiaries or any of their respective assets is bound, (B) nor, subject to any required approval of the New Holdco Charter and New Holdco Bylaws by the SEC or any European Regulator, will such execution and delivery, compliance, performance or consummation result in any breach or violation of, or a default under, the provisions of the NYSE Group Organizational Documents or the NYSE Group Subsidiary Organizational Documents, or any Law applicable to it, except for such conflicts, breaches, violations, defaults, payments, accelerations, creations or changes that, individually or in the aggregate, have not had and are not reasonably expected to have, a Material Adverse Effect on NYSE Group.

          (ii)   Neither NYSE Group nor any of its Subsidiaries is a party to or bound by any non-competition Contracts or other Contract that purports to limit in any material respect either the type of business in which NYSE Group or its Subsidiaries (or, after giving effect to the Merger, Holdco or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business.

          "Contract" means, with respect to any Person, any agreement, indenture, loan agreement, undertaking, note or other debt instrument, contract, lease, mortgage, deed of trust, permit, license, understanding, arrangement, commitment or other obligation to which such Person or any of its subsidiaries is a party or by which any of them may be bound or to which any of their properties may be subject.

        (e)    Governmental Approvals and Consents.    Other than (i) the approvals and consents to be obtained from the SEC or any European Regulator, (ii) the filings and/or notices under the Hart-Scott- Rodino Antitrust Improvement Act of 1976, as amended (the "HSR Act"), if applicable, the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities Act, and (iii) the governmental approvals set forth on Section 6.1(e) of the NYSE Group Disclosure Letter (the "Governmental Approvals"), state securities, takeover and "blue sky" laws, no authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by NYSE Group or any of its Subsidiaries with, or obtained by NYSE Group or any of its Subsidiaries from, any governmental or regulatory authority, agency, commission, body or other governmental or regulatory entity, U.S. or non-U.S., including the SEC and the European Regulators ("Governmental Entity"), in connection with the execution and delivery by NYSE Group of this Agreement, the performance by NYSE Group of its obligations hereunder, and the consummation of the transactions contemplated hereby.

        (f)    NYSE Group Reports; Financial Statements.    Each of NYSE Group and its Subsidiaries has made available each of its annual reports and proxy statements delivered to its stockholders since November 3, 2005 (collectively, the "NYSE Group Reports"). Neither NYSE Group nor any of its Subsidiaries has received, or knows of, any comments or inquiries from the SEC relating to any NYSE Group Report that, individually or in the aggregate, have had or are reasonably expected to have a Material Adverse Effect on NYSE Group. As of their respective dates (or if amended, as of the date of such amendment), the NYSE Group Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. NYSE Group has delivered to the Euronext true and complete copies of the audited consolidated financial statements of NYSE Group, New York Stock Exchange, Inc. and Archipelago Holdings Inc. for the fiscal year ended December 31, 2005 (the "NYSE Group Financial Statements"). Each of the consolidated balance sheets included in the NYSE Group Financial Statements (including the related notes and schedules) fairly presents the consolidated financial position of NYSE Group, New York Stock Exchange, Inc. and Archipelago Holdings, Inc., respectively, and its Subsidiaries as of its date and each of the consolidated statements of income, retained earnings, and cash flows and of changes in financial position included in the NYSE Group Financial Statements (including any related notes and schedules) fairly presents the results of operations, retained earnings, stockholders' equity, cash flows and changes in financial position, as the case may be, of NYSE Group, New York Stock Exchange, Inc. and Archipelago Holdings, Inc. and its Subsidiaries for the periods set forth therein, in each case in conformity with U.S. generally accepted accounting principles ("GAAP") consistently applied during the periods involved, except as may be noted therein.

        (g)    Absence of Certain Changes.    Except as disclosed in the NYSE Group Financial Statements, since December 31, 2005, NYSE Group and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been (i) any change or development that, individually or in the aggregate, has had or is reasonably expected to have, a Material Adverse Effect on NYSE Group; (ii) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by NYSE Group or any of its Subsidiaries, whether or not covered by insurance; or (iii) any change by NYSE Group in financial accounting principles, practices or methods that is not required by GAAP. Since December 31, 2005, except as provided for herein or as disclosed in the NYSE Group Financial Statements, there has not been any increase in the compensation payable or that could become payable by NYSE Group or any of its Subsidiaries to officers or key employees or any amendment of or other modification to any of the NYSE Group Benefit Plans other than increases or amendments in the ordinary and usual course consistent with past practice.

        (h)    Compliance.    Neither NYSE Group nor any of its Subsidiaries is in conflict with, or in default or violation of, (i) any U.S. federal, state, local or non-U.S. law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, writ, franchise, variance, exemption, approval, license or permit (each, a "Law" and collectively "Laws") of any Governmental Entity or (ii) any Contract to which NYSE Group or any of its Subsidiaries is a party or by which NYSE Group or any of its Subsidiaries or its or any of their respective properties is bound or affected, except in each of cases (i) and (ii), for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect on NYSE Group. NYSE Group and its Subsidiaries are in compliance with all undertakings of NYSE Group and its Subsidiaries in connection with any investigation or examination by the SEC or any other Governmental Entity, other than such failures to be in compliance that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect on NYSE Group. Except as set forth in the NYSE Group Financial Statements, no investigation or review by any Governmental Entity with respect to NYSE Group or any of its Subsidiaries is pending or, to the knowledge of NYSE Group, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except, in each case, for those the outcome of which, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect on NYSE Group. Except as set forth in the NYSE Group Financial Statements or as, individually or in the aggregate, is not reasonably expected to have a Material Adverse Effect on NYSE Group, (x) no material change is required in NYSE Group's or any of its Subsidiaries' processes, properties or procedures to comply with any Laws in effect on the date hereof or enacted as of the date hereof and scheduled to be effective after the date hereof, and (y) NYSE Group has not received any written notice or written communication of any noncompliance with any Law. Each of NYSE Group and its Subsidiaries has all permits, licenses, franchises, variances, exemptions, orders and other authorizations, consents and approvals (together, "Permits") of all Governmental Entities necessary to conduct its business as presently conducted, except where the failure to have such Permits, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on NYSE Group.

        (i)    Litigation and Liabilities.    Except as disclosed in the NYSE Group Financial Statements, there are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of NYSE Group, threatened against NYSE Group, any of its Subsidiaries or any of their respective directors or officers or (ii) obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, including those relating to, or any other facts or circumstances of which, to the knowledge of NYSE Group, could result in any claims against, or obligations or liabilities of, NYSE Group or any of its affiliates, except, in both cases, for those that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect on NYSE Group.

        (j)    Employee Benefits.

          (i)    All material benefit and compensation plans, contracts, policies or arrangements covering current or former employees of NYSE Group and its Subsidiaries and current or former directors of NYSE Group and its Subsidiaries, including, but not limited to, deferred compensation, equity option, equity purchase, equity appreciation rights, equity based incentive and bonus plans (the "NYSE Group Benefit Plans") are listed in Section 6.1(j) of the NYSE Group Disclosure Letter. True and complete copies of all material NYSE Group Benefit Plans listed in Section 6.1(j) of the NYSE Group Disclosure Letter, including, but not limited to, any trust instruments, insurance contracts and all amendments thereto, have been made available to Euronext.

          (ii)   All NYSE Group Benefit Plans are operated and established in substantial compliance with their terms and all applicable Laws. All NYSE Group Benefit Plans intended to qualify for special tax treatment meet all requirements for such treatment, and all NYSE Group Benefit Plans required to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

          (iii)  As of the date hereof, there is no pending or, to the knowledge of NYSE Group, threatened, litigation relating to the NYSE Group Benefit Plans that, individually or in the aggregate, has had, or is reasonably expected to have, a Material Adverse Effect on NYSE Group. Other than as required by applicable Law, neither NYSE Group nor any of its Subsidiaries has any material obligations for retiree health and life benefits to any current or former employees of NYSE Group or any of its Subsidiaries. Other than as prohibited by applicable Law, NYSE Group or its Subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

          (iv)  There has been no amendment to, announcement by NYSE Group or any of its Subsidiaries relating to, or change in employee participation or coverage under, any NYSE Group Benefit Plan which would increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (A) entitle any NYSE Group Employees to additional compensation or to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the NYSE Group Benefit Plans or accelerate options or restricted stock units, (C) accelerate the time of payment or vesting of the NYSE Group Stock Options or the NYSE Group Stock-Based Awards, or (D) limit or restrict the right of NYSE Group or, after the consummation of the Merger or any other transactions contemplated hereby, Holdco to merge, amend or terminate any of the NYSE Group Benefit Plans.

        (k)    Tax Matters.    Neither NYSE Group nor any of its Subsidiaries has taken or agreed to take any action, nor, to the knowledge of NYSE Group, there exists any fact or circumstance, that would prevent or impede, or would be reasonably likely to prevent or impede, (i) the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code or (ii) the receipt by NYSE Group of the IRS private letter ruling or the tax opinion contemplated by paragraph II.(d) of Annex II.

        (l)    Taxes.

          (i)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on NYSE Group: (A) all Tax Returns that are required to be filed by NYSE Group or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true and complete; (B) NYSE Group and its Subsidiaries have paid all Taxes required to be paid by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor or third party, except with respect to matters for which adequate reserves have been established in accordance with GAAP; (C) there is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes or Tax Return of NYSE Group or any of its Subsidiaries; (D) the Tax Returns of NYSE Group and each of its Subsidiaries have been examined by the applicable Tax Authority (or the applicable statutes of limitations for the assessment of income Taxes for such periods have expired) for all periods through and including December 31, 2000, and no deficiencies were asserted as a result of such examinations which have not been resolved and fully paid or accrued as a liability on the most recent financial statements contained in the NYSE Group Reports; (E) neither NYSE Group nor any of its Subsidiaries have waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; (F) all Taxes due and payable by NYSE Group or any of its Subsidiaries have been adequately provided for, in accordance with GAAP, in the financial statements of NYSE Group and its Subsidiaries for all periods ending through the date hereof; (G) neither NYSE Group nor any of its Subsidiaries has constituted a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. law) in the three years prior to the date of this Agreement; and (H) none of NYSE Group or any of its Subsidiaries has any liability for Taxes of any Person (other than NYSE Group or any of its Subsidiaries) under Treasury Regulation §1.1502-6 (or any similar provision of state, local or non-U.S. law), as transferee or successor, by contract or otherwise; and (I) There are no Liens for Taxes upon any property or assets of NYSE Group or any of its Subsidiaries, except for Liens for Taxes not yet due and payable or for which adequate reserves have been provided in accordance with GAAP.

          (ii)   Except for the IRS private letter ruling issued to the New York Stock Exchange on December 1, 2005 (the "IRS Ruling"), no private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Taxing Authority with respect to NYSE Group or any of its Subsidiaries for any taxable year for which the statute of limitations has not expired.

          (iii)  As used in this Agreement, (A) the term "Tax" (including the plural form "Taxes" and, with correlative meaning, the terms "Taxable" and "Taxation") includes all U.S. federal, state, local and non-U.S. income, profits, windfall profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, (B) the term "Tax Return" includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with a Tax Authority relating to Taxes, and (C) the term "Tax Authority" includes any Governmental Entity responsible for the assessment, collection or enforcement of Laws relating to Taxes (including the IRS and any similar state, local or non-U.S. revenue agency).

        (m)    Labor Matters.    Neither NYSE Group nor any of its Subsidiaries is a party to or otherwise bound by any material collective bargaining agreement, Contract or other agreement or understanding with a labor union or labor organization, nor is NYSE Group or any of its Subsidiaries the subject of any material proceeding asserting that NYSE Group or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the knowledge of NYSE Group, threatened, nor has there been for the past five years, any material labor strike, dispute, walk-out, work stoppage, slow-down or lockout ("Strikes") involving NYSE

Group or any of its Subsidiaries, except for any general Strikes that are not directed exclusively at NYSE Group or any of its Subsidiaries.

        (n)    Insurance.    All insurance policies maintained by NYSE Group and its Subsidiaries provide coverage for those risks reasonably foreseeable with respect to the business of NYSE Group and its Subsidiaries, and their respective properties and assets as is customary for companies conducting the business conducted by NYSE Group and its Subsidiaries during such time period, are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, and are sufficient for compliance with all Laws currently applicable to NYSE Group and its Subsidiaries. None of NYSE Group or any of its Subsidiaries has received since January 1, 2006 any notice of cancellation or termination with respect to any insurance policy of NYSE Group or its Subsidiaries. The insurance policies of NYSE Group and its Subsidiaries are valid and enforceable policies in all respects. No claims have been made under NYSE Group's directors' and officers' liability insurance policies since December 31, 2002, and, as of the date of this Agreement, no such claims are pending.

        (o)    Intellectual Property.

          (i)    For the purposes of this Agreement, "Intellectual Property" means all inventions, discoveries, patents, patent applications, registered and unregistered trademarks and service marks and all goodwill associated therewith and symbolized thereby, trademark applications and service mark applications, Internet domain names, registered and unregistered copyrights (including without limitation databases and other compilations of information), confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists, computer software programs, and all other intellectual property and proprietary rights.

          (ii)   Except as has not had or is not reasonably expected to have a Material Adverse Effect on NYSE Group, (A) NYSE Group and/or at least one of its Subsidiaries exclusively owns, is licensed to use or otherwise possesses sufficient and legally enforceable rights to use all Intellectual Property which is owned by or necessary to the operation of the business of NYSE Group as currently conducted (the "NYSE Group Intellectual Property") and (B) the consummation of the transactions contemplated by this Agreement will not alter or impair such rights. Except as has not had or is not reasonably expected to have a Material Adverse Effect on NYSE Group: (A) the NYSE Group Intellectual Property owned by NYSE Group is valid, subsisting and enforceable, (B) NYSE Group's and/or its Subsidiaries' ownership of and right to use the NYSE Group Intellectual Property is free and clear of any lien, pledge, security interest or other encumbrance and (C) no other Person has the right to use any of the owned NYSE Group Intellectual Property except pursuant to non-exclusive license grants made in writing by NYSE Group. All material Contracts under which NYSE Group or any of its Subsidiaries licenses or otherwise permits another Person, or is licensed or otherwise permitted by another Person, to use any NYSE Group Intellectual Property (the "NYSE Group Intellectual Property Contracts") are legal, valid, binding and enforceable against the other party, and are in full force and effect, subject to Bankruptcy and Equity Exceptions. Except as has not had or is not reasonably expected to have a Material Adverse Effect on NYSE Group, no claim has been made that NYSE Group or any of its Subsidiaries, or to the knowledge of NYSE Group, another person, has breached any NYSE Group Intellectual Property Contract.

          (iii)  There are no pending or, to the knowledge of NYSE Group, threatened claims by any Person alleging infringement by NYSE Group or its Subsidiaries for their use of any Intellectual Property that are reasonably expected to have a Material Adverse Effect on NYSE Group. Except as has not had or is not reasonably expected to have a Material Adverse Effect on NYSE Group, to the knowledge of NYSE Group, the conduct of the business of NYSE Group as currently conducted does not infringe upon any Intellectual Property rights or any other proprietary right of any Person. To the knowledge of NYSE Group, there is no unauthorized use, infringement or misappropriation and other violation of NYSE Group Intellectual Property by any Person, including any Employee of NYSE Group or any of its Subsidiaries, except as would not reasonably be likely to have a Material Adverse Effect on NYSE Group. NYSE Group and its Subsidiaries have taken commercially reasonable steps to maintain the confidentiality of the trade secrets and other non-public information owned by NYSE Group or its Subsidiaries, or received from third Persons which NYSE Group or its Subsidiaries is obligated to treat as confidential, except for such steps the failure of which to have taken has not, individually or in the aggregate, had or reasonably be expected to have a Material Adverse Effect on NYSE Group.

          (iv)  To the knowledge of NYSE Group and except as has not had or is not reasonably expected to have a Material Adverse Effect on NYSE Group, the IT Assets of NYSE Group operate and perform in all material respects in accordance with their documentation and functional specifications, to the extent available, or as otherwise required by NYSE Group and its Subsidiaries in connection with the business of NYSE Group as currently conducted. Each of NYSE Group and its Subsidiaries has implemented reasonable backup and disaster recovery measures consistent with industry standards.

          (v)   "IT Assets" means, with respect to Euronext or NYSE Group, computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment and elements, and all associated documentation, used in the business of Euronext or NYSE Group, as applicable, as currently conducted.

        (p)    Brokers and Finders.    None of NYSE Group, its Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Merger or the other transactions contemplated by this Agreement, except that NYSE Group has employed Citigroup Global Markets Inc. as its financial advisor, the arrangements with which have been disclosed in writing to Euronext prior to the date hereof.

        Section 6.2.    Representations and Warranties of Euronext.    Except as set forth in the corresponding sections or subsections of the disclosure letter dated as of the date hereof, delivered to NYSE Group by Euronext on or prior to entering into this Agreement (the "Euronext Disclosure Letter"), or in such other section or subsection of the Euronext Disclosure Letter where the applicability of such exception is reasonably apparent or in the Euronext Reports filed with a European Regulator or with the Commercial Register of the Chamber of Commerce in Amsterdam, as applicable, and publicly available on the website of Euronext or the AMF prior to the date hereof, Euronext hereby represents and warrants to NYSE Group as set forth in this Section 6.2. The mere inclusion of any item in the Euronext Disclosure Letter as an exception to a representation or warranty of Euronext in this Agreement shall not be deemed to be an admission that such item is a material exception, fact, event or circumstance, or that such item, individually or in the aggregate, has had or is reasonably expected to have, a Material Adverse Effect on Euronext or trigger any other materiality qualification.

        (a)    Organization, Good Standing and Qualification.    Euronext is a company duly organized and validly existing under the laws of The Netherlands. Each of Euronext's Subsidiaries and each Joint Venture is an entity duly organized and validly existing under the laws of its respective jurisdiction of organization. Each of Euronext, its Subsidiaries and each Joint Venture has all requisite corporate, company or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, existing and in good standing or to have such power or authority when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on Euronext. Euronext has made available to NYSE Group a complete and correct copy of the Euronext Organizational Documents and Euronext Subsidiary Organizational Documents (other than Euronext Subsidiary Organizational Documents for Subsidiaries of Euronext that have no operations), in effect as of the date hereof. The Euronext Organizational Documents and the Euronext Subsidiary Organizational Documents so delivered are in full force and effect. Section 6.2(a) of the Euronext Disclosure Letter contains a correct and complete list of all Subsidiaries of Euronext, and each jurisdiction where Euronext and each of its Subsidiaries (other than Subsidiaries of Euronext that have no operations) is organized and qualified to do business.

          "Euronext Organizational Documents" means the Articles of Association of Euronext.

          "Euronext Subsidiary Organizational Documents" means the articles of association, certificate of incorporation, bylaws and similar organizational documents of all Subsidiaries of Euronext and each Joint Venture.

        (b)    Capitalization.    The authorized capital stock of Euronext consists of 200,000,000 Euronext Shares, of which 112,557,259 Euronext Shares are outstanding as of May 22, 2006 (which figure includes the 400,000 Euronext Shares to be awarded under the proposals of the annual general meeting of Euronext held on May 23, 2006 and includes 1,204,609 Euronext Shares held by Euronext or its Subsidiaries or by Stichting SBF Option Plan). All of the outstanding Euronext Shares have been duly authorized and are validly issued, fully paid and nonassessable. Euronext has no Euronext Shares reserved for issuance, except that, as of May 22, 2006, there were not more than 2,500,000 shares of Euronext Shares reserved for issuance in connection with outstanding Euronext Stock Options. Except as set forth on Section 6.2(b) of the Euronext Disclosure Letter, each of the outstanding shares of capital stock or other equity interests of each of Euronext's Subsidiaries and each Joint Venture is duly authorized, validly issued, fully paid and nonassessable and owned by Euronext or by a direct or indirect wholly owned Subsidiary of Euronext, free and clear of any lien, pledge, security interest, claim or other encumbrance. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Euronext or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of Euronext or any of its Subsidiaries or any Joint Venture or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any Euronext Shares or other securities of Euronext or any of its Subsidiaries or any Joint Venture, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Euronext does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Euronext on any matter.

        (c)    Company Authority.

          (i)    Euronext has all requisite company power and authority and has taken all company action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Offer and the other transactions contemplated hereby (including all actions by the Euronext Boards set forth in clause (ii)(A) below). This Agreement is a valid and binding agreement of Euronext, enforceable against Euronext in accordance with its terms, subject, as to enforcement, to the Bankruptcy and Equity Exception. The representations and warranties set forth in this Section 6.2(c)(i) shall apply mutatis mutandis with respect to both the Original Combination Agreement and this Agreement, and, with respect to the Original Combination Agreement, shall be made as of the Original Execution Date and, with respect to this Agreement, shall be made as of the

  Execution Date; provided, however, that none of the representations and warranties set forth in this Section 6.1(c)(i) "speaks as of an earlier date" for purposes of Section II(a) of Annex II.

          (ii)   Each Euronext Board: (A) has approved, adopted and declared advisable this Agreement and the Offer and the other transactions contemplated hereby; (B) has recommended that the Euronext shareholders approve this Agreement and the transactions contemplated by this Agreement and accept the Offer and tender their Euronext Shares in the Offer; and (C) has received the opinions of its financial advisors, Morgan Stanley International and ABN AMRO, to the effect that the aggregate consideration to be received by holders of Euronext Shares who tender their Euronext Shares in the Offer is fair from a financial point of view, as of the date of such opinion, to such holders, a copy of which opinion has been delivered to NYSE Group. It is agreed and understood that such opinion is for the benefit of the Euronext Boards and may not be relied on by NYSE Group. The representations and warranties set forth in clause (A) of this Section 6.2 (c)(ii) shall apply mutatis mutandis with respect to both the Original Combination Agreement and this Agreement, and, with respect to the Original Combination Agreement, shall be made as of the Original Execution Date and, with respect to this Agreement, shall be made as of the Execution Date; provided, however, that none of the representations and warranties set forth in clause (A) of this Section 6.1(c)(ii) "speaks as of an earlier date" for purposes of Section II(a) of Annex II.

        (d)    No Conflicts.

          (i)    (A) Neither the execution and delivery by Euronext of this Agreement, nor the compliance by it with all of the provisions of and the performance by it of its obligations under this Agreement, nor the consummation of the Merger or the Offer and the other transactions herein contemplated will conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time) pursuant to, or permit any other party any improvement in rights with respect to or permit it to exercise, or otherwise constitute a default under, any provision of any Contract in effect as of the date hereof, or result in any change in the rights or obligations of any party under any Contract in effect as of the date hereof, to which Euronext or any of its Subsidiaries is a party or by which Euronext or any of its Subsidiaries or any of their respective assets is bound, (B) nor will such execution and delivery, compliance, performance or consummation result in any breach or violation of, or a default under, the provisions of the Euronext Organizational Documents or the Euronext Subsidiary Organizational Documents, or any Law applicable to it, other than as set forth in this Agreement, or to any penalty or sanction, except for such conflicts, breaches, violations, defaults, payments, accelerations, creations or changes that (other than with respect to clause (B) above), individually or in the aggregate, have not had and are not reasonably expected to have, a Material Adverse Effect on Euronext.

          (ii)   Neither Euronext nor any of its Subsidiaries is a party to or bound by any non-competition Contracts or other Contract that purports to limit in any material respect either the type of business in which Euronext or its Subsidiaries (or, after giving effect to the completion of the Offer and the Merger, Holdco or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business.

        (e)    Governmental Approvals and Consents.    Other than (i) the approvals and consents to be obtained from the SEC or any European Regulator, (ii) the filings and/or notices under the HSR Act, if applicable, the Exchange Act and the Securities Act, if any, and (iii) the approvals set forth on Section 6.2(e) of the Euronext Disclosure Letter, state securities, takeover and "blue sky" laws, no authorizations, consents, approvals, orders, permits, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by Euronext or any of its Subsidiaries or any Joint Venture with, or obtained by Euronext or any of its Subsidiaries or any Joint Venture from, any Governmental Entity or Self-Regulatory Organization in connection with the execution and delivery by Euronext of this Agreement, the performance by Euronext of its obligations hereunder, and the consummation of the transactions contemplated hereby. Euronext has made, in respect of the Offer and all other transactions contemplated in the Agreement, all required notifications and has obtained all required consents, advice and approvals pursuant to the relevant provisions of the Social and Economic Council Merger Regulation (SER-Fusiegedragsregels 2000), the Works Council Act (Wet op de ondernemingsraden) and any applicable collective bargaining agreement (collectieve arbeidsovereenkomst (CAO)).

        (f)    Euronext Reports; Financial Statements.

          (i)    Euronext has made available to NYSE Group each filing made with the AMF or the Netherlands Authority for the Financial Markets (Autoriteit Financiele Markten) since December 31, 2003 (including exhibits, annexes and any amendments thereto) (collectively, the "Euronext Reports"). Each of the Euronext Reports is true and complete, was timely made and is in material compliance with all applicable Laws and other requirements applicable to such Euronext Reports. Neither Euronext nor any of its Subsidiaries has received, or knows of, any comments or inquiries from any Governmental Entity relating to any Euronext Report that, individually or in the aggregate, have had or are reasonably expected to have a Material Adverse Effect on Euronext. As of their respective dates (or if amended, as of the date of such amendment), the Euronext Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the consolidated balance sheets included in or incorporated by reference into the Euronext Reports (including the related notes and schedules) fairly presents the consolidated financial position of Euronext and its Subsidiaries as of its date and each of the consolidated statements of income and of changes in financial position included in or incorporated by reference into the Euronext Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings, stockholders' equity, cash flows and changes in financial position, as the case may be, of Euronext and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board ("IFRS") or French generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein.

          (ii)   There is no outstanding personal loan that was made or arranged by Euronext or any of its affiliates to any executive officer or director of Euronext or any of its Subsidiaries.

          (iii)  To the extent required by "best practices" in The Netherlands, Euronext (A) has designed reasonable disclosure controls and procedures to ensure that material information relating to Euronext, including its consolidated Subsidiaries, is made known to the management of Euronext by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to Euronext's auditors and the audit committee of the Euronext Boards (x) any significant deficiencies known to Euronext's management or internal auditors (in-sourced or outsourced) in the design or operation of internal controls which could adversely affect in any material respect Euronext's ability to record, process, summarize and report financial data and has identified for Euronext's auditors any material weaknesses known to Euronext's management or internal auditors (in-sourced or outsourced) in internal controls and (y) any fraud known to Euronext's management or internal auditors (in-sourced or outsourced), whether or not material, that involves management or other employees who have a significant role in Euronext's internal controls.

        (g)    Absence of Certain Changes.    Except as disclosed in Euronext Reports, since the December 31, 2005, Euronext and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been (i) any change or development that, individually or in the aggregate, has had or is reasonably expected to have, a Material Adverse Effect on Euronext; (ii) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Euronext or any of its Subsidiaries, whether or not covered by insurance; or (iii) any change by Euronext in financial accounting principles, practices or methods that is not required by IFRS. Since December 31, 2005, except as provided for herein or as disclosed in Euronext Reports, there has not been any increase in the compensation payable or that could become payable by Euronext or any of its Subsidiaries to officers or key employees or any amendment of or other modification to any of the Euronext Benefit Plans other than increases or amendments in the ordinary and usual course consistent with past practice.

        (h)    Compliance.    Neither Euronext nor any of its Subsidiaries is in conflict with, or in default or violation of, (i) any Law of any Governmental Entity or Self-Regulatory Organization or (ii) any Contract to which Euronext or any of its Subsidiaries is a party or by which Euronext or any of its Subsidiaries or its or any of their respective properties is bound or affected, except in each of cases (i) and (ii), for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect on Euronext. Except as expressly set forth in the Euronext Reports, no investigation or review by any Governmental Entity or any Self-Regulatory Organization with respect to Euronext or any of its Subsidiaries is pending or, to the knowledge of Euronext, threatened, nor has any Governmental Entity or any Self-Regulatory Organization indicated an intention to conduct the same, except, in each case, for those the outcome of which, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect on Euronext. Except as set forth in the Euronext Reports or as, individually or in the aggregate, is not reasonably expected to have a Material Adverse Effect on Euronext, (x) no material change is required in Euronext's or any of its Subsidiaries' processes, properties or procedures to comply with any Laws in effect on the date hereof or enacted as of the date hereof and scheduled to be effective after the date hereof, and (y) Euronext has not received any written notice or written communication of any noncompliance with any Law. Each of Euronext and its Subsidiaries has all Permits of all Governmental Entities and Self-Regulatory Organizations necessary to conduct its business as presently conducted, except where the failure to have such Permits, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on Euronext.

        (i)    Litigation and Liabilities.    Except as disclosed in the Euronext Reports filed prior to the date hereof, there are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of Euronext, threatened against Euronext, any of its Subsidiaries or any of their respective directors or officers, or (ii) obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, including those relating to, or any other facts or circumstances of which, to the knowledge of Euronext, could result in any claims against, or obligations or liabilities of, Euronext or any of its affiliates, except, in both cases, for those that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect on Euronext.

        (j)    Employee Benefits.

          (i)    All material benefit and compensation plans, contracts, policies or arrangements covering current or former employees of Euronext and its Subsidiaries and current or former directors of Euronext and its Subsidiaries, including, but not limited to, deferred compensation, equity option, equity purchase, equity appreciation rights, equity based incentive and bonus plans (the "Euronext Benefit Plans") are listed in Section 6.2(j) of the Euronext Disclosure Letter. True and complete copies of all material Euronext Benefit Plans listed in Section 6.2(j) of the Euronext Disclosure Letter, including, but not limited to, any trust instruments, insurance contracts and all amendments thereto, have been made available to NYSE Group.

          (ii)   All Euronext Benefit Plans are established and operated in substantial compliance with their terms and all applicable Laws. All Euronext Benefit Plans intended to qualify for special tax treatment meet all requirements for such treatment, and all Euronext Benefit Plans required to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

          (iii)  As of the date hereof, there is no pending or, to the knowledge of Euronext, threatened, litigation relating to the Euronext Benefit Plans that, individually or in the aggregate, has had, or is reasonably expected to have, a Material Adverse Effect on Euronext. Other than as required by applicable Law, neither Euronext nor any of its Subsidiaries has any material obligations for retiree welfare benefits to current or former employees of Euronext or any of its Subsidiaries. Other than as prohibited by applicable Law, Euronext or its Subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

          (iv)  There has been no amendment to, announcement by Euronext or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Euronext Benefit Plan which would increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (A) entitle any Euronext Employees to additional compensation or to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Euronext Benefit Plans (C) accelerate the time of payment or vesting of the Euronext Stock Options or the Euronext Stock-Based Award, or (D) limit or restrict the right of Euronext or, after the consummation of the Merger or any other transactions contemplated hereby, Holdco to merge, amend or terminate any of the Euronext Benefit Plans.

        (k)    Taxes.

          (i)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Euronext: (A) all Tax Returns that are required to be filed by Euronext or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true and complete; (B)  Euronext and its Subsidiaries have paid all Taxes required to be paid by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor or third party, except with respect to matters for which adequate reserves have been established in accordance with IFRS; (C) there is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes or Tax Return of Euronext or any of its Subsidiaries; (D) the Tax Returns of Euronext and each of its Subsidiaries have been examined by the applicable Tax Authority (or the applicable statutes of limitations for the assessment of income Taxes for such periods have expired) for all periods through and including December 31, 1998, and no deficiencies were asserted as a result of such examinations which have not been resolved and fully paid or accrued as a liability on the most recent financial statements contained in the Euronext Reports; (E) neither Euronext nor any of its Subsidiaries have waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; (F) all Taxes due and payable by Euronext or any of its Subsidiaries have been adequately provided for, in accordance with IFRS, in the financial statements of Euronext and its Subsidiaries for all periods ending through the date hereof; (G) neither Euronext nor any of its Subsidiaries has constituted a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. law) in the three years prior to the date of this Agreement; and (H) none of Euronext or any of its Subsidiaries has any liability for Taxes of any Person (other than Euronext or any of its Subsidiaries) under article 39 or article 43 of the Invorderingswet 1990 (or any similar provision of state, local or non-U.S. law), as transferee or successor, by contract or otherwise; and (I) There are no Liens for

  Taxes upon any property or assets of Euronext or any of its Subsidiaries, except for Liens for Taxes not yet due and payable or for which adequate reserves have been provided in accordance with IFRS.

          (ii)   No private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Taxing Authority with respect to Euronext or any of its Subsidiaries for any taxable year for which the statute of limitations has not yet expired.

        (l)    Labor Matters.    Neither Euronext nor any of its Subsidiaries is a party to or otherwise bound by any material collective bargaining agreement, Contract or other agreement or understanding with a labor union or labor organization, nor is Euronext or any of its Subsidiaries the subject of any material proceeding asserting that Euronext or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the knowledge of Euronext, threatened, nor has there been for the past five years, any material Strike involving Euronext or any of its Subsidiaries, except for any general Strikes that are not directed exclusively at Euronext or any of its Subsidiaries.

        (m)    Insurance.    All insurance policies maintained by Euronext and its Subsidiaries provide coverage for those risks reasonably foreseeable with respect to the business of Euronext and its Subsidiaries, and their respective properties and assets as is customary for companies conducting the business conducted by Euronext and its Subsidiaries during such time period, are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, and are sufficient for compliance with all Laws currently applicable to Euronext and its Subsidiaries. None of Euronext or any of its Subsidiaries has received since January 1, 2006 any notice of cancellation or termination with respect to any insurance policy of Euronext or its Subsidiaries. The insurance policies of Euronext and its Subsidiaries are valid and enforceable policies in all respects. No claims have been made under Euronext's directors' and officers' liability insurance policies since December 31, 2001, and, as of the date of this Agreement, no such claims are pending.

        (n)    Intellectual Property.

          (i)    Except as has not had or is not reasonably expected to have a Material Adverse Effect on Euronext, (A) Euronext and/or at least one of its Subsidiaries exclusively owns, is licensed to use or otherwise possesses sufficient and legally enforceable rights to use all Intellectual Property which is owned by or necessary to the operation of the business of Euronext as currently conducted (the "Euronext Intellectual Property"), and (B) the consummation of the transactions contemplated by this Agreement will not alter or impair such rights. Except as has not had or is not reasonably expected to have a Material Adverse Effect on Euronext: (A) the Euronext Intellectual Property owned by Euronext is valid, subsisting and enforceable, (B) Euronext's and/or its Subsidiaries' ownership of and right to use the Euronext Intellectual Property is free and clear of any lien, pledge, security interest or other encumbrance and (C) no other Person has the right to use any of the owned Euronext Intellectual Property, except pursuant to non-exclusive license grants made in writing by Euronext. All material Contracts under which Euronext or any of its Subsidiaries licenses or otherwise permits another Person, or is licensed or otherwise permitted by another Person, to use any Euronext Intellectual Property (the "Euronext Intellectual Property Contracts") are legal, valid, binding and enforceable against the other party, and are in full force and effect, subject to Bankruptcy and Equity Exceptions. Except as has not had or is not reasonably expected to have a Material Adverse Effect on Euronext, no claim has been made that Euronext or any of its Subsidiaries, or to the knowledge of Euronext, another person, has breached any Euronext Intellectual Property Contract.

          (ii)   There are no pending or, to the knowledge of Euronext, threatened claims by any Person alleging infringement by Euronext or its Subsidiaries for their use of any Euronext Intellectual Property that are reasonably expected to have a Material Adverse Effect on Euronext. Except as has not had or is not reasonably expected to have a Material Adverse Effect on Euronext, to the knowledge of Euronext, the conduct of the business of Euronext as currently conducted does not infringe upon any Intellectual Property rights or any other proprietary right of any Person. To the knowledge of Euronext, there is no unauthorized use, infringement or misappropriation and other violation of Euronext Intellectual Property by any Person, including any Employee of Euronext or any of its Subsidiaries, except as would not reasonably be likely to have a Material Adverse Effect on Euronext. Euronext and its Subsidiaries have taken commercially reasonable steps to maintain the confidentiality of the trade secrets and other non-public information owned by Euronext or its Subsidiaries, or received from third Persons which Euronext or its Subsidiaries is obligated to treat as confidential, except for such steps the failure of which to have taken has not, individually or in the aggregate, had or reasonably be expected to have a Material Adverse Effect on Euronext.

          (iii)  To the knowledge of Euronext and except as has not had or is not reasonably expected to have a Material Adverse Effect on Euronext, the IT Assets of Euronext operate and perform in all material respects in accordance with their documentation and functional specifications, to the extent available, or as otherwise required by Euronext and its Subsidiaries in connection with the business of Euronext as currently conducted. Each of Euronext and its Subsidiaries has implemented reasonable backup and disaster recovery measures consistent with industry standards.

        (o)    Brokers and Finders.    None of Euronext, its Subsidiaries nor any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Merger or the other transactions contemplated by this Agreement, except that Euronext has employed Morgan Stanley International and ABN AMRO as its financial advisors, the arrangements with which have been disclosed in writing to NYSE Group prior to the date hereof.

ARTICLE VII

COVENANTS

        Section 7.1.    Interim Operations.    NYSE Group and Euronext each covenants and agrees as to itself and its Subsidiaries that, after the date hereof and until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, unless NYSE Group (in the case of Euronext) or Euronext (in the case of NYSE Group) shall otherwise approve in writing, and except as otherwise expressly contemplated by this Agreement or, in the case of Euronext, except as otherwise set forth in Schedule 7.1 of the Euronext Disclosure Letter or, in the case of NYSE Group, except as otherwise set forth in Schedule 7.1 of the NYSE Group Disclosure Letter:

        (a)   the business of it and its Subsidiaries shall be conducted in the ordinary and usual course consistent with past practice and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to preserve its business organization intact and maintain its existing relations and goodwill with all Governmental Entities (including the SEC and the European Regulators and other Euronext stock market regulators), providers of order flow, customers, suppliers, distributors, creditors, lessors, Employees and stockholders, as appropriate;

        (b)   (i) it shall not issue, sell, pledge, dispose of or encumber any capital stock, as appropriate, owned by it in any of its Subsidiaries; (ii) except as set forth in Article IV of this Agreement and except as required to pay the Special Euronext Distribution, it shall not amend its certificate of incorporation, articles of association or bylaws, as applicable; (iii) it shall not split, combine or reclassify its outstanding shares of capital stock; (iv) except for the payment of the Special Euronext Distribution, it shall not declare, set aside or pay any type of dividend, whether payable in cash, stock or property, in respect of any capital stock, as appropriate, other than dividends payable by its direct or indirect wholly owned Subsidiaries to it or another of its direct or indirectly wholly owned Subsidiaries; or (v) it shall not repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase or otherwise acquire, any interests or shares of its capital stock, as applicable, or any securities convertible into or exchangeable or exercisable for any shares of its capital stock, as applicable;

        (c)   neither it nor any of its Subsidiaries shall (i) except for the issuance of Euronext Stock Options and Euronext Stock-Based Awards authorized at the annual general meeting of Euronext on May 23, 2006, issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, capital stock of any class, as appropriate, or any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with its stockholders on any matter or any other property or assets other than shares of NYSE Group Common Stock or Euronext Shares (or Euronext Paris ordinary shares, as the case may be) issuable pursuant to stock-based awards outstanding on or awarded prior to the date hereof under the NYSE Group Stock Plans or Euronext Stock Plans; (ii) other than in the ordinary and usual course of business, transfer, lease, license, guarantee, acquire, sell, mortgage, pledge, dispose of or encumber any other material property or assets (including capital stock of any of its Subsidiaries); (iii) incur any indebtedness for borrowed money (including any guarantee of such indebtedness); or (iv) make or authorize or commit for any capital expenditures, except as provided in the business plan for each of NYSE Group and Euronext, respectively, that has been provided to the other prior to the date of this Agreement (provided that each of NYSE Group and Euronext shall be permitted to make or authorize or commit for any capital expenditures in an amount that is between 90% and 110% of the amounts set forth in such party's respective business plan);

        (d)   neither it nor any of its Subsidiaries shall (i) terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify, any Benefit Plan, as the case may be, or any other arrangement that would be a NYSE Group Benefit Plan or a Euronext Benefit Plan if in effect on the date hereof other than offer letters provided to newly-hired employees (but excluding offer letters to executive officers of it and its Subsidiaries or to employees whose target compensation is in excess of $700,000); provided that such offer letters do not include any compensation or benefits that vest, accelerate or otherwise are affected by or result in any payment or funding in connection with any of the transactions contemplated by this Agreement (including without limitation upon signing, closing, shareholder approval of or any other event closely associated with the Offer, the Merger or the Post-Closing Reorganization) either alone or in conjunction with any other event, or (ii) except for the issuance of Euronext Stock Options and Euronext Stock-Based Awards authorized at the annual general meeting of Euronext on May 23, 2006 and increases occurring in the ordinary and usual course of business consistent with past practice (which shall include normal periodic performance reviews and related increases of annual base salaries not to exceed 7% in the aggregate), increase the salary, wage, bonus or other compensation of any employees or fringe benefits of any director, officer or employee or enter into any contract, agreement, commitment or arrangement to do any of the foregoing or (iii) enter into or renew any contract, agreement, commitment or arrangement (other than a renewal occurring in accordance with the terms thereof) providing for the payment to any director, officer or employee of such party of compensation or benefits contingent, or the terms of which are materially altered, in connection with any of the transactions contemplated by this Agreement (including without limitation upon signing, closing, shareholder approval of or any other event closely associated with the Offer, the Merger or the Post-Closing Reorganization) either alone or in conjunction with any other event or (iv) provide, with respect to the grant of any stock option, restricted stock, restricted stock unit or other equity-related award (or with respect to any outstanding equity-related award) that the vesting of any such stock option, restricted stock, restricted stock unit or other equity-related award or any Benefit Plan shall accelerate or otherwise be affected by or result in any payment or funding in connection with any of the transactions contemplated by this Agreement (including without limitation upon signing, closing, shareholder approval of or any other event closely associated with the Offer, the Merger or the Post-Closing Reorganization) either alone or in conjunction with any other event;

        (e)   except in the ordinary and usual course of business consistent with past practice, neither it nor any of its Subsidiaries shall settle or compromise any material claims or litigation, and neither it nor any of its Subsidiaries shall modify, amend or terminate any of its material Contracts or waive, release or assign any material rights or claims;

        (f)    neither it nor any of its Subsidiaries shall make or change any material Tax election, change any material method of Tax accounting, file any materially amended Tax Return, or settle or compromise any material audit or proceeding relating to Taxes; or permit any insurance policy naming it as a beneficiary or loss-payable payee to be cancelled or terminated except in the ordinary and usual course of business;

        (g)   neither it nor any of its Subsidiaries shall permit any change in its credit practices or financial accounting principles, policies or practice (including any of its practices with respect to accounts receivable or accounts payable), except to the extent that any such changes in financial accounting principles, policies or practices shall be required by changes in GAAP (in the case of NYSE Group) or IFRS (in the case of Euronext);

        (h)   neither it nor any of its Subsidiaries shall enter into any "non-compete" or similar Contract that would materially restrict the business of Holdco or any of its Subsidiaries following the Effective Time;

        (i)    except as permitted pursuant to Section 7.1(d), neither it nor any of its Subsidiaries shall enter into any Contract between itself, on the one hand, and any of its affiliates, employees, officers or directors, on the other hand; and

        (j)    neither it nor any of its Subsidiaries will authorize or enter into an agreement to do any of the foregoing set forth in Sections 7.1(a) – (i) if NYSE Group or Euronext, as applicable, would be prohibited by the terms of Sections 7.1(a) – (i) from doing the foregoing.

        Section 7.2.    Acquisition Proposals.

        (a)   Without limiting any of such party's other obligations under this Agreement, each of NYSE Group and Euronext agrees that, from and after the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with its terms, neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries (including, with respect to Euronext, any member of a Euronext Board) shall, and that it shall direct and use its reasonable best efforts to cause its and its Subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage (including by way of furnishing information), facilitate, or induce any inquiries or the making, submission or announcement of, any proposal or offer that constitutes, or could reasonably be expected to result in, an Acquisition Proposal, (ii) subject to the requirements of applicable Law after consultation with outside counsel, have any discussion with any Person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, (iii) subject to the requirements of applicable Law after consultation with outside counsel, provide any confidential information or data to any Person, (iv) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (v) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or propose publicly or agree to do any of the foregoing related to any Acquisition Proposal.

          An "Acquisition Proposal" for Euronext or NYSE Group means any offer or proposal for, or any indication of interest in, (i) any direct or indirect acquisition or purchase of Euronext or NYSE Group, as applicable, or any of its Subsidiaries that constitutes 10% or more of the consolidated gross revenue or consolidated gross assets of Euronext or NYSE Group, as applicable, and its Subsidiaries, taken as a whole (such Subsidiary, a "Major Subsidiary"); (ii) any direct or indirect acquisition or purchase of (A) 10% or more of any class of equity securities or voting power or 10% or more of the consolidated gross assets of Euronext or NYSE Group, as applicable, or (B) 50% or more of any class of equity securities or voting power of any of its Major Subsidiaries; (iii) any tender offer that, if consummated, would result in any Person beneficially owning 10% or more of any class of equity securities or voting power of Euronext or NYSE Group, as applicable; (iv) any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Euronext or NYSE Group, as applicable, or any Major Subsidiary of Euronext or NYSE Group, as applicable.

        (b)   Within two business days after receipt of an Acquisition Proposal or any request for nonpublic information or inquiry that Euronext reasonably believes could lead to an Acquisition Proposal for Euronext or that NYSE Group reasonably believes could lead to an Acquisition Proposal for NYSE Group, Euronext or NYSE Group, as applicable, shall provide the other party hereto with oral and written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person making any such Acquisition Proposal, request or inquiry. Thereafter, Euronext or NYSE Group, as applicable, shall provide the other party hereto, as promptly as practicable, with oral and written notice setting forth all such information as is reasonably necessary to keep such other party informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry.

        (c)   Notwithstanding anything in this Agreement to the contrary, each of NYSE Group and Euronext or their respective Boards shall be permitted to (A) in the case of NYSE Group, comply with Rule 14d-9 and Rule 14e-2 under the Exchange Act and, in the case of Euronext, comply with Article 231-20 of the GRAMF, (B) effect a Change in NYSE Group Recommendation or Change in Euronext Recommendation, or (C) (x) in the case of NYSE Group, prior to the receipt by NYSE Group of the NYSE Group Requisite Vote and (y) in the case of Euronext, prior to the completion of the Initial Offering Period, engage in any discussions or negotiations with, or provide any information or data to, any Person in response to an unsolicited bona fide written Acquisition Proposal by any such Person, if and only to the extent that, (i) in the case of clause (B) above, it has received an unsolicited bona fide written Acquisition Proposal from a third party and its Board concludes in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, (ii) in the case of clause (C) above, its Board concludes in good faith (after consultation with its outside legal counsel and financial advisors) that there is a reasonable likelihood that such Acquisition Proposal could constitute a Superior Proposal, (iii) in the case of clause (B) or (C) above, its Board, after consultation with its outside legal counsel, determines in good faith that such action is necessary in order for its directors to comply with their respective fiduciary duties under applicable Law, (iv) in the case of clause (C) above, prior to providing any information or data to any Person in connection with an Acquisition Proposal by any such Person, its Board receives from such Person an executed confidentiality agreement with terms no less restrictive, in the aggregate, than those contained in the Confidentiality Agreement, and (v) in the case of clause (C) above, NYSE Group or Euronext, as the case may be, is not then in material breach of its obligations under this Section 7.2. For purposes of this Section 7.2(c), references to "Board" means, in relation to NYSE Group, the Board of Directors of NYSE Group and, in relation to Euronext, the Euronext Boards.

        (d)   Prior to any Change in NYSE Group Recommendation, NYSE Group shall provide Euronext written notice (the "NYSE Group Superior Proposal Notice") of NYSE Group's intention to make a Change in NYSE Group Recommendation at least four business days prior to making a Change in NYSE Group Recommendation, and shall consider any modifications to the terms of the transaction contemplated by this Agreement that are proposed by Euronext after its receipt of the NYSE Group Superior Proposal Notice (with respect to which modifications NYSE Group and Euronext shall negotiate in good faith during such four-business day period), in determining whether an Acquisition Proposal still constitutes a Superior Proposal for NYSE Group after such four-business day period. Prior to any Change in Euronext Recommendation, Euronext shall provide NYSE Group written notice (the "Euronext Superior Proposal Notice") of Euronext's intention to make a Change in Euronext Recommendation at least four business days prior to making a Change in Euronext Recommendation, and shall consider any modifications to the terms of the transaction contemplated by this Agreement that are proposed by NYSE Group after its receipt of the Euronext Superior Proposal Notice (with respect to which modifications NYSE Group and Euronext shall negotiate in good faith during such four-business day period), in determining whether an Acquisition Proposal still constitutes a Superior Proposal for Euronext after such four-business day period.

        (e)   In the event that a third party who has previously made an Acquisition Proposal that the Board of Directors of NYSE Group or the Euronext Boards, as the case may be, has or have determined in accordance with this Section 7.2 is a Superior Proposal subsequently modifies or amends in an adverse manner any material term of such Superior Proposal, then such Board's prior determination shall be null and void and such Board shall be subject to the provisions of Section 7.2(c) and (d) in all respects (including the obligation to deliver a new NYSE Group Superior Proposal Notice or Euronext Superior Proposal Notice, as applicable, and negotiate in good faith with Euronext or NYSE Group, as applicable).

        (f)    Except as ordered by a court of competent jurisdiction or by shareholder action, each of NYSE Group and Euronext agrees that it will, and will cause its senior officers, directors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal. Each of NYSE Group and Euronext agrees that it will use reasonable best efforts to promptly inform its directors, officers, agents and representatives of the obligations undertaken in this Section 7.2. Nothing in this Section 7.2 shall (x) permit Euronext or NYSE Group to terminate this Agreement (except as specifically provided in Article IX hereof) or (y) affect any other obligation of Euronext or NYSE Group under this Agreement, except as otherwise expressly set forth in this Agreement. Except as ordered by a court of competent jurisdiction or by shareholder action, neither Euronext nor NYSE Group shall submit to the vote of its stockholders any Acquisition Proposal other than the Offer or the Merger, respectively.

          "Superior Proposal" means, with respect to NYSE Group or Euronext, a bona fide written Acquisition Proposal obtained not in breach of this Section 7.2 for or in respect of 50% or more of the outstanding NYSE Group Common Stock or Euronext Shares (as applicable) or 50% or more of the assets of NYSE Group and its Subsidiaries, on a consolidated basis, or Euronext and its Subsidiaries, on a consolidated basis (as applicable), in each of case on terms that the Board of Directors of NYSE Group or the Euronext Boards (as applicable) in good faith concludes (following receipt of the advice of its financial advisors and outside legal counsel), taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the Acquisition Proposal or offer and this Agreement, and taking into account any improved terms that Euronext (in the case of an Acquisition Proposal for NYSE Group) or NYSE Group (in the case of an Acquisition Proposal for Euronext) have offered pursuant to this Section 7.2 deemed relevant by such Board or Boards (including conditions to and expected timing and risks of consummation and the ability of the party making such proposal to obtain financing for such Acquisition Proposal) are more favorable from a financial point of view to the stockholders and other stakeholders of Euronext or to the stockholders of NYSE Group, as applicable, than the transactions contemplated by this Agreement (after taking into account any such improved terms).

        Section 7.3.    Stockholders Meetings.

        (a)   NYSE Group will take, in accordance with applicable Law and the NYSE Group Organizational Documents, all action necessary to convene a meeting of its stockholders (the "NYSE Group Stockholders Meeting") on a date determined by NYSE Group after consultation with Euronext (the "NYSE Group Meeting Date"), which date shall be as promptly as practicable after the Registration Statement is declared effective; provided that, after consultation with Euronext, NYSE Group may convene the NYSE Group Stockholders Meeting after the SEC shall have granted any necessary approvals for the consummation of the transactions contemplated by this Agreement, including any approvals of any application under Rule 19b-4 of the Exchange Act submitted in connection with the transactions contemplated by this Agreement. Subject to fiduciary obligations under applicable Law, the Board of Directors of NYSE Group shall recommend such adoption or approval, as the case may be, and shall take all lawful action to solicit such adoption and approval. In the event that subsequent to the date hereof and prior to the NYSE Group Stockholders Meeting (including any adjournment thereof), the Board of Directors of NYSE Group determines that this Agreement is no longer advisable and either makes no recommendation or recommends that its stockholders reject this Agreement (a "Change in NYSE Group Recommendation"), which Change in NYSE Group Recommendation shall be made only in accordance with Section 7.2(c), Euronext shall have a right to terminate this Agreement in accordance with Article IX.

        (b)   Euronext will take, in accordance with applicable Law and the Euronext Organizational Documents, all action necessary to convene an extraordinary general meeting of its stockholders (the "Euronext Stockholders Meeting") on a date determined by Euronext after consultation with NYSE Group (the "Euronext Meeting Date"), which date shall be as promptly as practicable after the information circular (the "Euronext Shareholder Circular") for the Euronext Stockholders Meeting shall be completed, to approve the Offer and the transactions contemplated by this Agreement. Such approval shall require a simple majority of the votes validly cast at such meeting (the "Euronext Requisite Vote"). Subject to fiduciary obligations under applicable Law, the Euronext Boards shall recommend such approval and shall take all lawful action to solicit such approval and shall recommend the Offer to its shareholders and recommend that they tender their Euronext Shares into the Offer, it being understood that, after the Euronext Stockholders Meeting and no later than five business days after the satisfaction or waiver (if and to the extent that such waiver is permitted by the GRAMF) of the conditions set forth in Annex II hereto and subject to Section 4.2(c), but prior to the filing of the European Exchange Offer Documents with the AMF in accordance with applicable regulations, the Euronext Supervisory Board shall formally reiterate its recommendation that the stockholders of Euronext tender their Euronext Shares into the Offer. In the event that subsequent to the date hereof, the Euronext Boards determine that this Agreement is no longer advisable and either makes no recommendation or recommends that its shareholders not tender their Euronext Shares into the Offer (a "Change in Euronext Recommendation"), which Change in Euronext Recommendation shall be made only in accordance with Section 7.2(b), NYSE Group shall have a right to terminate this Agreement in accordance with Article IX.

        Section 7.4.    Reasonable Best Efforts; Regulatory Filings and Other Actions.

        (a)   Reasonable Best Efforts; Regulatory Filings. Holdco, NYSE Group and Euronext shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Offer, the Merger and the other transactions contemplated by this Agreement (including the New Holdco Charter and the New Holdco Bylaws or alternative changes to the market or regulatory structure as may be required to consummate and make effective the Offer and the Merger) as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, authorizations and other Permits (including all approvals and consents to be obtained under the HSR Act, under the Governmental Approvals, and from the SEC and the European Regulators) (collectively, "Consents") necessary or advisable to be obtained from any third party and/or any Governmental Entity or Self-Regulatory Organization (if any) in order to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Holdco shall not be entitled to withdraw the Offer after it has been filed with the AMF, except if such withdrawal is made in connection with the termination of this Agreement in accordance with Section 9.5. Nothing in this Section 7.4 shall require, or be construed to require, NYSE Group or Euronext to (A) proffer to, or agree to, sell or hold separate and agree to sell, or take any other action with respect to, before or after the Effective Time, any assets, businesses, or interests in any assets or businesses of Holdco, NYSE Group, Euronext or any of their respective Subsidiaries or affiliates (or to consent to any sale, or agreement to sell, by Holdco, NYSE Group or Euronext or any of their respective Subsidiaries or affiliates, as the case may be, of any of its assets or businesses), if such action would, individually or in the aggregate, reasonably be expected to result in a Substantial Detriment to NYSE Group, Euronext or Holdco or (B) agree to any changes or restriction in the market or regulatory structure of Holdco, NYSE Group or Euronext or any of their respective Subsidiaries or affiliates or in any of their respective operations of any such assets or businesses, if such changes or restrictions would, individually or in the aggregate, reasonably be expected to result in an Substantial Detriment to NYSE Group, Euronext or Holdco. Subject to applicable Law and the instructions of any Governmental Entity, NYSE Group and Euronext shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received or provided by NYSE Group or Euronext, as the case may be, or any of their respective Subsidiaries, from or to any Governmental Entity with respect to such transactions.

        "Substantial Detriment" means, with respect to any Person, (i) a material adverse effect on (A) the business, continuing results of operations or financial condition of such Person and its Subsidiaries, taken as a whole or (B) with respect to NYSE Group or Holdco, the authority or ability of the New York Stock Exchange LLC or the NYSE Arca, Inc. to continue as national securities exchanges and self-regulatory organizations (as registered under Section 6 and as defined in Section 3(a)(26), respectively, of the Exchange Act) and, with respect to Euronext, the authority or ability of Euronext Paris, Euronext Amsterdam, Euronext Portugal, Euronext Brussels or LIFFE Administration and Management to continue to operate the markets that they currently operate; provided that a "Substantial Detriment" shall not arise or result from any Post-Closing Reorganization or any action set forth in Section 7.4(a) of the NYSE Group Disclosure Letter.

        (b)   Market and Regulatory Structure Matters. Unless otherwise required by fiduciary obligations under applicable Law, the Board of Directors of NYSE Group and the Euronext Boards shall each consider and make such determination with respect to the other party, its Related Persons (as defined in the certificate of incorporation of NYSE Group) and the Persons of which Euronext and NYSE Group are Related Persons, as required by any Governmental Entity and, in the case of NYSE Group, any Self-Regulatory Organization whose consent is required for the consummation of the Merger. NYSE Group and its Board of Directors and Euronext and the Euronext Boards shall use their respective reasonable best efforts to provide such information to the SEC, the European Regulators and any other Governmental Entity as is required with respect to the consideration by the SEC, the European Regulators and any other Governmental Entity of the amendments to the certificates of incorporation or bylaws of Holdco, NYSE Group and/or Euronext or alternative changes to market or regulatory structure as may be required to consummate and make effective the Merger and the completion of the Offer and the other transactions contemplated by this Agreement.

        (c)    Prior Review of Certain Information.    Subject to applicable Laws relating to the sharing of information, NYSE Group and Euronext shall have the right to review in advance, and to the extent practicable, each will consult the other on any filing made with, or written materials submitted to, any third party and/or any Governmental Entity and Self-Regulatory Organization (if applicable), in connection with the Merger and the Offer and the other transactions contemplated by this Agreement (including the Offer Documents). NYSE Group and Euronext shall provide the other party with the opportunity to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry in connection with the transactions contemplated hereby. NYSE Group and Euronext shall keep each other apprised of all material discussions with any Governmental Entity in respect of any filings, investigation or other inquiry in connection with the transactions contemplated hereby.

        (d)    Furnishing of Information.    NYSE Group and Euronext each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Offer Documents or any other statement, filing, notice or application made by or on behalf of Holdco, NYSE Group, Euronext or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the completion of the Offer and the other transactions contemplated by this Agreement.

        (e)    Status Updates and Notice.    Subject to applicable Law and the instructions of any Governmental Entity and, in the case of NYSE Group, Self-Regulatory Organization (if applicable), NYSE Group and Euronext each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by NYSE Group or Euronext, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity and Self-Regulatory Organization (if applicable), with respect to such transactions. NYSE Group and Euronext each shall give prompt notice to the other of any change that is reasonably expected to have a Material Adverse Effect on NYSE Group or a Material Adverse Effect on Euronext, respectively.

        (f)    Financing.    NYSE Group and Holdco shall take such actions so that, as of the filing of the Offer, Holdco shall have (to the extent required by applicable Law in order to file the Offer with the AMF) sufficient funds or irrevocable and unconditional financing sources available to it to pay the aggregate cash consideration payable pursuant to the Offer. To the extent permitted by applicable Law, Euronext and its Subsidiaries shall use reasonable best efforts, and shall use reasonable best efforts to cause each of their respective officers, directors, employees and representatives, to assist and cooperate with NYSE Group and Holdco in connection with their efforts to obtain the proceeds of any financing that NYSE Group and Holdco seek in connection with the Offer, including (i) causing appropriate officers and employees to be available, on a customary basis and on reasonable advance notice, to meet with prospective lenders and investors in meetings, drafting sessions, due diligence sessions, management presentations, road shows and sessions with rating agencies, (ii) assisting with the preparation of materials for rating agency presentations, business projections and financial statements (including those required by the SEC), and assisting NYSE Group and Holdco in preparing offering memoranda, private placement memoranda, prospectuses and similar documents, (iii) causing its independent accountants to provide reasonable assistance to NYSE Group and Holdco, including providing consent to NYSE Group and Holdco to use their audit reports and any reviews of interim period financial statements prepared under applicable IFRS standards relating to Euronext and its Subsidiaries and to provide any necessary "comfort letters," (iv) using reasonable efforts to cause its attorneys to provide reasonable assistance to NYSE Group and Holdco, including to provide any necessary and customary legal opinions, (v) obtaining any necessary rating agencies' confirmations or approvals and (vi) executing and delivering any other requested certificates or documents. Euronext will provide to NYSE Group and Holdco and its financing sources, if any, as promptly as practicable the audited, unaudited and pro forma and other financial information reasonably requested by NYSE Group or Holdco, in each case prepared in accordance with the standards set forth in any applicable financing commitment letter or as otherwise reasonably requested by NYSE Group or Holdco.

        Section 7.5.    Access.    Subject to applicable Law relating to the sharing of information, upon reasonable notice, and except as may otherwise be required by applicable Law, NYSE Group and Euronext each shall (and shall cause its Subsidiaries to) afford the other's officers, employees, counsel, accountants, consultants and other authorized representatives ("Representatives") reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts and records and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested; provided that no investigation pursuant to this Section 7.5 shall affect or be deemed to modify any representation or warranty made by NYSE Group or Euronext; provided, further, that the foregoing shall not require NYSE Group or Euronext (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of NYSE Group or Euronext, as the case may be, would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if NYSE Group or Euronext, as the case may be, shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) to disclose any privileged information of NYSE Group or Euronext, as the case may be, or any of its Subsidiaries, (iii) in the case of NYSE Group, (x) to permit any inspection, or to disclose any information relating to any regulatory enforcement, investigations or inquiries conducted by NYSE Group or any of its Subsidiaries or any other regulatory activities conducted by NYSE Group or any of its Subsidiaries that the Chief Executive Officer of NYSE Regulation, Inc. determines, in his or her sole discretion, is confidential and inappropriate to disclose to Euronext, or (y) to permit any inspection, or to disclose any information relating to any regulatory enforcement, investigations or inquiries conducted by New York Stock Exchange LLC or NYSE Arca, Inc. or any other regulatory activities that the Chief Executive Officer of NYSE Regulation, Inc. determines, in his or her sole discretion, is confidential and inappropriate to disclose to Euronext. All requests for information made pursuant to this Section 7.5 shall be directed to an executive officer of NYSE Group or Euronext, as the case may be, or such Person as may be designated by either of their executive officers, as the case may be, with a copy to the General Counsel of such party. All such information shall be governed by the terms of the Confidentiality Agreement.

        Section 7.6.    Affiliates.

        (a)   Not later than thirty days from the date hereof, NYSE Group shall provide to Euronext a list of those Persons who, as of such date, may be deemed to be "affiliates" of NYSE Group for purposes of Rule 145 under the Securities Act. Not less than 10 days prior to the NYSE Group Meeting Date, NYSE Group shall update and add to such list the names of any other Person subsequently identified by NYSE Group as a Person who may be deemed to be such an affiliate of NYSE Group as of the NYSE Group Meeting Date. NYSE Group shall keep such list updated as necessary to reflect changes from the NYSE Group Meeting Date and shall use reasonable best efforts to cause each person identified on such list to deliver to Holdco not less than 30 days prior to the Effective Time, a customary "affiliates" letter, dated as of the Closing Date, in form and substance satisfactory to NYSE Group and Euronext (the "Affiliates Letter").

        (b)   Not later than thirty days from the date hereof, Euronext shall provide to NYSE Group a list of those Persons who, as of such date, may be deemed to be "affiliates" of Euronext for purposes of Rule 145 under the Securities Act. Not less than 10 days prior to the Euronext Meeting Date and not less than 10 days prior to the commencement of the Offer, Euronext shall update and add to such list the names of any other Person subsequently identified by Euronext as a Person who may be deemed to be such an affiliate of Euronext as of the Euronext Meeting Date and the Expiration Date, respectively. Euronext shall keep such list updated as necessary to reflect changes from the Euronext Meeting Date and the Expiration Date and shall use reasonable best efforts to cause each person identified on such list to deliver an Affiliates Letter to Holdco not less than 30 days prior to the Effective Time.

        Section 7.7.    Exchange Listing.    NYSE Group and Euronext shall use their reasonable best efforts to cause the shares of Holdco Common Stock to be issued in the Offer and the Merger pursuant to this Agreement and the shares of Holdco Common Stock to be reserved for issuance upon exercise of the Holdco Stock Options to be approved for listing on the New York Stock Exchange and Euronext Paris, subject to official notice of issuance, prior to the Closing Date.

        Section 7.8.    Publicity.    The initial press release regarding this Agreement and the Offer and the Merger shall be a joint press release and thereafter NYSE Group and Euronext shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each party shall consult with each other before issuing any press release or public statement with respect to the transactions contemplated by this Agreement and shall not issue any such press release or public statement prior to such consultation. In addition to the foregoing, except to the extent disclosed in or consistent with the Offer Document and the S-4 Prospectuses, neither NYSE Group nor Euronext shall issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party's business, financial condition or results of operations without the consent of the other party, which consent shall not be unreasonably withheld or delayed.

        Section 7.9.    Taxation.    Subject to Section 7.2, neither Euronext nor NYSE Group shall take or cause to be taken any action, whether before or after the Effective Time, that would prevent or impede, or would be reasonably likely to prevent or impede, the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

        Section 7.10.    Expenses.    Subject to Sections 7.2 and 9.6, whether or not the Offer or the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses, except Expenses incurred in connection with (i) the filing, printing and mailing of the Euronext Shareholder Circular, the S-4 Prospectuses, the Registration Statement and the Offer Documents, (ii) any required filing with any Governmental Authority or Self-Regulatory Organization in connection with the transactions contemplated by this Agreement, and (iii) any commitment fees or other expenses in connection with obtaining financing to pay all or part of the cash portion of the consideration payable in the Offer, in each of cases (i), (ii) and (iii), which Expenses shall be shared equally by NYSE Group and Euronext unless prohibited by applicable Law. As used in this Agreement, "Expenses" includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Offer Documents and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby and thereby.

        Section 7.11.    Indemnification; Directors' and Officers' Insurance.

        (a)   From and after the Effective Time, Holdco shall (i) indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of NYSE Group and its Subsidiaries (in all of their capacities) (A) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by NYSE Group pursuant to the NYSE Group Organizational Documents and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of NYSE Group and its Subsidiaries and (B) without limitation to clause (A), to the fullest extent permitted by law, in each case for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), (ii) include and cause to be maintained in effect in Holdco's (or any successor's) certificate of incorporation and bylaws after the Effective Time, provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses which are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions contained in the current certificate of incorporation and constitution of NYSE Group and (iii) cause to be maintained for a period of six years after the Effective Time the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by NYSE Group (provided that Holdco (or any successor) may substitute therefor one or more policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time; provided, however, that in no event shall Holdco be required to expend in any one year an amount in excess of 250% of the annual premiums (such 250% amount, the "Maximum NYSE Group Insurance Amount") currently paid by NYSE Group for such insurance; and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, Holdco shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. Holdco may, in lieu of maintaining the insurance described in clause (iii) of Section 7.11(a), purchase a six-year "tail" prepaid policy on terms and conditions no less advantageous to the insured than the current directors' and officers' liability insurance and fiduciary liability insurance maintained by NYSE Group; provided that the amount paid by Holdco shall not exceed six times the Maximum NYSE Group Insurance Amount. The obligations of Holdco under this Section 7.11(a) shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 7.11(a) applies without the consent of such affected indemnitee (it being expressly agreed that the indemnities to whom this Section 7.11(a) applies shall be third party beneficiaries of this Section 7.11(a)).

        (b)   From and after the Effective Time, Holdco shall (i) indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of Euronext and its Subsidiaries (in all of their capacities) (A) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by Euronext pursuant to the Euronext Organizational Documents and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of Euronext and its Subsidiaries and (B) without limitation to clause (A), to the fullest extent permitted by law, in each case for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), (ii) include and cause to be maintained in effect in Holdco's (or any successor's) certificate of incorporation and bylaws after the Effective Time, provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses which are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions contained in the current certificate of incorporation and bylaws of Euronext and (iii) cause to be maintained for a period of six years after the Effective Time the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by Euronext (provided that Holdco (or any successor) may substitute therefor one or more policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time; provided, however, that in no event shall Holdco be required to expend in any one year an amount in excess of 250% of the annual premiums (such 250% amount, the "Maximum Euronext Insurance Amount") currently paid by Euronext for such insurance (which annual premiums are set forth in Section 7.11(b) of the Euronext Disclosure Letter); and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, Holdco shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. Holdco may, in lieu of maintaining the insurance described in clause (iii) of Section 7.11(b), purchase a six-year "tail" prepaid policy on terms and conditions no less advantageous to the insured than the current directors' and officers' liability insurance and fiduciary liability insurance maintained by Euronext; provided that the amount paid by Holdco shall not exceed six times the Maximum Euronext Insurance Amount. The obligations of Holdco under this Section 7.11(b) shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 7.11(b) applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 7.11(b) applies shall be third party beneficiaries of this Section 7.11(b)).

        Section 7.12.    Other Actions by NYSE Group and Euronext.

        (a)   Section 16 Matters. Prior to the Effective Time, NYSE Group and Euronext shall take all such steps as may be required to cause any dispositions of NYSE Group Common Stock and Euronext Shares (including derivative securities with respect to NYSE Group Common Stock or Euronext Shares) or acquisitions of Holdco Common Stock (including derivative securities with respect to Holdco Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to NYSE Group and Euronext, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

        (b)   Advice of Changes. Until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, (i) NYSE Group shall promptly advise Euronext of any change or event that it believes would or would reasonably be likely to cause or constitute a Material Adverse Effect on NYSE Group; and (ii) Euronext shall promptly advise NYSE Group of any change or event that it believes would or would reasonably be likely to cause or constitute a Material Adverse Effect on Euronext; provided that failure to so promptly advise shall not constitute a material breach or failure of a condition unless the underlying change or event shall constitute such material breach or failure.

ARTICLE VIII

CONDITIONS TO THE MERGER

        Section 8.1.    Condition to NYSE Group's Obligation to Effect the Merger.    NYSE Group's obligation to effect the Merger is subject to the satisfaction (or waiver by NYSE Group) at or prior to the Effective Time of the settlement and delivery of the shares tendered into the Initial Offering Period of the Offer.

ARTICLE IX

TERMINATION

        Section 9.1.    Termination by Mutual Consent.    This Agreement may be terminated by mutual written consent of NYSE Group and Euronext at any time prior to the filing of the Offer with the AMF.

        Section 9.2.    Termination by Either Euronext or NYSE Group.    This Agreement may be terminated by either NYSE Group or Euronext at any time prior to the filing of the Offer with the AMF if:

        (a)   the filing of the Offer with the AMF shall not have occurred by February 28, 2007 (such date, as it may be extended under the proviso below, the "Termination Date"), whether such date is before or after the date of the receipt of the NYSE Group Requisite Vote; provided, however, that each of NYSE Group and Euronext shall have the right, in its sole discretion, to extend the Termination Date to April 30, 2007 if the only conditions set forth in Annex II that have not been satisfied (other than those conditions that by their nature are to be satisfied on the date of the filing or commencement of the Offer or those conditions that NYSE Group and Euronext have mutually agreed to waive (if and to the extent that such waiver is permitted by the GRAMF)) are the conditions set forth in paragraphs I.(a) and/or I.(f) of Annex II; provided, further, that no such right to extend the Termination Date may be exercised by any party to this Agreement whose failure or whose Subsidiary's failure to perform any material covenant or obligation under this Agreement has been the cause of, or resulted in, the failure of such condition to be satisfied;

        (b)   the NYSE Group Requisite Vote shall not have been obtained after a vote of the NYSE Group stockholders has been taken and completed at the NYSE Group Stockholders Meeting or at any adjournment or postponement thereof;

        (c)   the Euronext Requisite Vote shall not have been obtained after a vote of the Euronext stockholders has been taken and completed at the Euronext Stockholders Meeting or at any adjournment or postponement thereof; or

        (d)   any Governmental Entity or Self-Regulatory Organization (if applicable), which must grant a required regulatory approval has denied such grant, whether orally or in writing, and such denial has become final, binding and non-appealable or any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval by NYSE Group stockholders);

provided that the right to terminate this Agreement pursuant to clause (a) above shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Merger to be consummated.

        Section 9.3.    Termination by NYSE Group.    This Agreement may be terminated by NYSE Group at any time prior to the filing of the Offer with the AMF if:

        (a)   either Euronext Board shall have effected a Change in Euronext Recommendation or failed to reconfirm its recommendation of this Agreement within ten business days after a written request by NYSE Group to do so;

        (b)   Euronext shall have (x) breached in any material respect any of its representations or warranties contained in this Agreement or (y) failed to perform in any material respect any of its covenants or agreements contained in this Agreement, which breach or failure to perform would cause any condition in paragraph II.(a) or II.(b) of Annex II to be unsatisfied and (i) is not curable or (ii) if curable, is not cured prior to the earlier of (A) the business day prior to the Termination Date or (B) the date that is 30 days after the date that written notice thereof is given by NYSE Group to Euronext; or

        (c)   Euronext or any of the other Persons described in Section 7.2 as affiliates, agents or Representatives of Euronext shall breach Section 7.2 in any material respect.

        Section 9.4.    Termination by Euronext.    This Agreement may be terminated by Euronext at any time prior to the filing of the Offer with the AMF if:

        (a)   the Board of Directors of NYSE Group shall have effected a Change in NYSE Group Recommendation or failed to reconfirm its recommendation of this Agreement within ten business days after a written request by Euronext to do so;

        (b)   NYSE Group shall have (x) breached in any material respect any of its representations or warranties contained in this Agreement or (y) failed to perform in any material respect any of its covenants or agreements contained in this Agreement, which breach or failure to perform would cause any condition in paragraph III.(a) or III.(b) of Annex II to be unsatisfied and (i) is not curable or (ii) if curable, is not cured prior to the earlier of (A) the business day prior to the Termination Date or (B) the date that is 30 days after the date that written notice thereof is given by Euronext to NYSE Group; or

        (c)   NYSE Group or any of the other Persons described in Section 7.2 as affiliates, agents or Representatives of NYSE Group shall breach Section 7.2 in any material respect.

        Section 9.5.    Certain Additional Termination Rights.

        (a)   This Agreement may be terminated by NYSE Group or Euronext at any time after the filing of the Offer with the AMF if the Offer period shall have expired, and the Minimum Condition shall not have been satisfied.

        (b)   This Agreement may be terminated by NYSE Group at any time after the filing of the Offer with the AMF if:

          (i)    Holdco withdraws its Offer in accordance with paragraph 2 of Article 232-11 of the GRAMF (it being provided, for the avoidance of doubt, that such withdrawal shall require that approval of the AMF but not that of Euronext); or

          (ii)   (x) a third party has launched a competing bid (or an improved offer after previously launching a competing bid) for the Euronext Shares and Holdco has determined to exercise its right of withdrawal pursuant to paragraph 1 of Article 232-11 of the GRAMF; and (y) Euronext shall have made a Change in Euronext Recommendation or taken any of the actions referred to in paragraph II.(c) of Annex II.

        Section 9.6.    Effect of Termination and Abandonment; Expense Reimbursement.

        (a)   Effect of Termination and Abandonment. In the event of termination of this Agreement pursuant to this Article IX, this Agreement (other than as set forth in this Section 9.6 and Section 10.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives); provided, however, that, except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any willful or intentional breach of this Agreement.

        (b)   Expense Reimbursement by NYSE Group.

          (i)    In the event that this Agreement is terminated by NYSE Group pursuant to Section 9.2(a) and, at such time, Euronext would have been permitted to terminate this Agreement pursuant to Section 9.4(a), then NYSE Group shall, prior to such termination, reimburse Euronext for all of its out-of-pocket costs, fees and expenses incurred in connection with the transactions contemplated by this Agreement (the "NYSE Group Reimbursement Payment"), by wire transfer of same day funds.

          (ii)   In the event that this Agreement is terminated by Euronext pursuant to Section 9.2(b) or 9.4(a), then NYSE Group shall promptly, but in no event later than two days after the date of such termination, pay Euronext the NYSE Group Reimbursement Payment by wire transfer of same day funds.

          (iii)  In the event that an Acquisition Proposal shall have been made (and not subsequently withdrawn) to NYSE Group or any of its Subsidiaries or any Person shall have publicly announced (and not subsequently withdrawn) a bona fide intention (whether or not conditional) to make an Acquisition Proposal with respect to NYSE Group or any of its Subsidiaries and thereafter this Agreement is terminated by Euronext pursuant to Section 9.4(b)(y) or 9.4(c), then NYSE Group shall promptly, but in no event later than two days after the date of such termination, pay the NYSE Group Reimbursement Payment to Euronext.

        (c)   Expense Reimbursement by Euronext.

          (i)    In the event that this Agreement is terminated by Euronext pursuant to Section 9.2(a) and, at such time, NYSE Group would have been permitted to terminate this Agreement pursuant to Section 9.3(a), then Euronext shall, prior to such termination, reimburse NYSE Group for all of its out-of-pocket costs, fees and expenses incurred in connection with the transactions contemplated by this Agreement (the "Euronext Reimbursement Payment"), by wire transfer of same day funds.

          (ii)   In the event that this Agreement is terminated by NYSE Group pursuant to Section 9.2(c), 9.3(a), 9.5(a), 9.5(b)(i) or 9.5(b)(ii), then Euronext shall promptly, but in no event later than two days after the date of such termination, pay NYSE Group the Euronext Reimbursement Payment by wire transfer of same day funds.

          (iii)  In the event that an Acquisition Proposal shall have been made (and not subsequently withdrawn) to Euronext or any of its Subsidiaries or any Person shall have publicly announced (and not subsequently withdrawn) a bona fide intention (whether or not conditional) to make an Acquisition Proposal with respect to Euronext or any of its Subsidiaries and thereafter this Agreement is terminated by NYSE Group pursuant to Section 9.3(b)(y) or 9.3(c); then Euronext shall promptly, but in no event later than two days after the date of such termination, pay the Euronext Reimbursement Payment to NYSE Group.

        (d)   Interest. Each of NYSE Group and Euronext acknowledges that the agreements contained in this Section 9.6 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if either party fails to promptly pay the amount due pursuant to this Section 9.6, and, in order to obtain such payment, the other party commences a suit that results in a judgment against such party for the payment set forth in this Section 9.6 or any portion of such payment, such party shall pay the other party its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the payment at the prime rate of Citibank, N.A. in effect on the date such payment was required to be paid, from the date on which such payment was required through the date of actual payment.

ARTICLE X

MISCELLANEOUS AND GENERAL

        Section 10.1.    Survival.    This Article X and the agreements of NYSE Group and Euronext contained in Section 7.7 (Exchange Listing) and Section 7.11 (Indemnification; Directors' and Officers' Insurance) shall survive the consummation of the Merger. This Article X, the agreements of NYSE Group and Euronext contained in Section 7.10 (Expenses), Section 9.6 (Effect of Termination and Abandonment; Expense Reimbursement) and the Confidentiality Agreement shall survive the termination of this Agreement. No other representations, warranties, covenants and agreements in this Agreement shall survive the consummation of the Merger or the termination of this Agreement. For the avoidance of doubt, the Original Combination Agreement is amended and restated in its entirety to read as set forth herein and shall not survive the execution and delivery of this Agreement; provided that a breach by any party to the Original Combination Agreement of any representation, warranty, covenant or agreement made by such party in the Original Combination Agreement that occurred prior to the Execution Date shall survive the execution and delivery of this Agreement for purposes of any rights or remedies that may be available to the applicable party under this Agreement.

        Section 10.2.    Modification or Amendment.    Subject to the provisions of applicable Law, and except as otherwise provided in this Agreement, this Agreement may be amended, modified or supplemented (a) only by a written instrument executed and delivered by all of the parties hereto, (b) by action taken or authorized by their respective Boards of Directors, and (c) before or after approval of the matters presented in connection with the Offer and the Merger by NYSE Group stockholders, but, after any such approval, no amendment shall be made which by Law or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further approval.

        Section 10.3.    Waiver of Conditions.    The conditions to each of the parties' obligations to consummate the Merger and the Offer are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law.

        Section 10.4.    Counterparts.    This Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

        Section 10.5.    GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

        (a)   THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF, THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF.

        (b)   The parties hereby (i) irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware (the "Delaware Courts") and the Federal Courts of the United States of America located in the State of Delaware (the "Federal Courts") in respect of any claim, dispute or controversy relating to or arising out of the negotiation, interpretation or enforcement of this Agreement or any of the documents referred to in this Agreement or the transactions contemplated hereby or thereby (any such claim being a "Covered Claim"); (ii) irrevocably agree to request that the Delaware or Federal Courts adjudicate any Covered Claim on an expedited basis and to cooperate with each other to assure that an expedited resolution of any such dispute is achieved; (iii) waive, and agree not to assert, as a defense in any action, suit or proceeding raising a Covered Claim that any of the parties hereto is not subject to the personal jurisdiction of the Delaware or Federal Courts or that such action, suit or proceeding may not be brought or is not maintainable in said Courts or that the venue thereof may be inappropriate or inconvenient or that this Agreement or any such document may not be enforced in or by such Courts; and (iv) irrevocably agree to abide by the rules of procedure applied by the Delaware or Federal Court (as the case the may be)

(including but not limited to procedures for expedited pre-trial discovery) and waive any objection to any such procedure on the ground that such procedure would not be permitted in the courts of some other jurisdiction or would be contrary to the laws of some other jurisdiction. The parties further agree that any Covered Claim has a significant connection with the State of Delaware and with the United States, and will not contend otherwise in any proceeding in any court of any other jurisdiction. Each party represents that it has agreed to the jurisdiction of the Delaware and Federal Courts in respect of Covered Claims after being fully and adequately advised by legal counsel of its own choice concerning the procedures and law applied in the Delaware and Federal Courts and has not relied on any representation by any other party or its Affiliates, representatives or advisors as to the content, scope, or effect of such procedures and law, and will not contend otherwise in any proceeding in any court of any jurisdiction. Notwithstanding the foregoing, nothing in this Agreement shall limit the right of NYSE Group, Holdco or any of their respective Subsidiaries or affiliates to commence or prosecute any legal action against Euronext or any of its Subsidiaries or affiliates in any court of competent jurisdiction in France, The Netherlands, or elsewhere to enforce the judgments and orders of the Delaware or Federal Courts.

        (c)   Each party hereby irrevocably agrees that it will not oppose, on any ground, the recognition, enforcement, or exequatur in a French, Dutch or other court of any judgment (including but not limited to a judgment requiring specific performance) rendered by a Delaware or Federal Court in respect of a Covered Claim.

        (d)   Euronext hereby irrevocably designates Liffe USA Limited (in such capacity the "Process Agent"), with an office at 55 Broadway, Suite 2602, New York, New York 10006, as its designee, appointee and agent to receive, for and on its behalf service of process in such jurisdiction in any legal action or proceedings with respect to this Agreement or any other agreement executed in connection with this Agreement, and such service shall be deemed complete upon delivery thereof to the Process Agent; provided that, in the case of any such service upon the Process Agent, the party effecting such service shall also deliver a copy thereof to Euronext. Euronext shall take all such action as may be necessary to continue said appointment in full force and effect or to appoint another agent so that Euronext will at all times have an agent for service of process for the above purposes in New York, New York. In the event of the transfer of all or substantially all of the assets and business of the Process Agent to any other person or entity by consolidation, merger, sale of assets or otherwise, such other person or entity shall be substituted hereunder for the Process Agent with the same effect as if named herein in place of such Process Agent. Euronext further irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered airmail, postage prepaid, to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail. Nothing herein shall affect the right of any party to serve process in any other manner permitted by applicable law. Euronext expressly acknowledges that the foregoing waiver is intended to be irrevocable under the laws of the State of Delaware and of the United States of America.

        (e)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (iv) EACH PARTY HAS BEEN INDUCED

TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5.

        Section 10.6.    Notices.    Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

        (a)   If to NYSE Group, to:

  NYSE Group, Inc.
  11 Wall Street
  New York, New York 10005
  Attention: General Counsel

  with a copy to:

  Wachtell, Lipton, Rosen & Katz
  51 West 52nd Street
  New York, NY 10019
  Tel: (212) 403-1000
  Fax: (212) 403-2000
  Attention: David C. Karp, Esq.

        (b)   If to Euronext, to:

  Euronext N.V.
  39 rue Cambon
  F75039 Paris Cedex 01
  FRANCE
  Attention: General Counsel

  with a copy to:

  Cleary Gottlieb Steen & Hamilton LLP
  One Liberty Plaza
  New York, New York 10006-1470
  Tel: (212) 225-2000
  Fax: (212) 225-3999
  Attention: Victor I. Lewkow, Esq.

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

        Section 10.7.    Entire Agreement.    This Agreement (including any exhibits hereto), the NYSE Group Disclosure Letter, the Euronext Disclosure Letter and the Confidentiality Agreement, dated April 12, 2006, between NYSE Group and Euronext (the "Confidentiality Agreement") constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

        Section 10.8.    No Third-Party Beneficiaries.    Except as provided in Section 7.11 (Indemnification; Directors' and Officers' Insurance), this Agreement is not intended to, and does not, confer upon any Person other than the parties who are signatories hereto any rights or remedies hereunder. The parties hereto further agree that the rights of third party beneficiaries under Section 7.11 shall not arise unless and until the Effective Time occurs.

        Section 10.9.    Obligations of Euronext and of NYSE Group.    Whenever this Agreement requires a Subsidiary of Holdco, NYSE Group or Euronext to take any action, such requirement shall be deemed to include an undertaking on the part of Holdco, NYSE Group or Euronext, as appropriate, to cause such Subsidiary to take such action.

        Section 10.10.    Transfer Taxes.    All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Offer or the Merger shall be paid by the party upon which such Taxes are imposed.

        Section 10.11.    Definitions.    Each of the terms set forth in Annex I is defined on the page of this Agreement set forth opposite such term.

        Section 10.12.    Severability.    The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

        Section 10.13.    Interpretation; Construction.

        (a)   The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The term "knowledge of NYSE Group" shall be deemed to mean the actual knowledge of the individuals set forth on Exhibit C. The term "knowledge of Euronext" shall be deemed to mean the actual knowledge of the individuals set forth on Exhibit D.

        (b)   The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

        Section 10.14.    Assignment.    This Agreement shall not be assignable by operation of Law or otherwise. Any purported assignment in violation of this Agreement shall be void.

        IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

NYSE GROUP, INC.
By:	/s/ JOHN A. THAIN Name: John A. Thain Title: Chief Executive Officer
EURONEXT N.V.
By:	/s/ JEAN-FRANÇOIS THÉODORE Name: Jean-François Théodore Title: Chief Executive Officer
By:	/s/ OLIVIER LEFEBVRE Name: Olivier Lefebvre Title: Managing Board Member
NYSE EURONEXT, INC.
By:	/s/ JOHN A. THAIN Name: John A. Thain Title: Chief Executive Officer
JEFFERSON MERGER SUB, INC.
By:	/s/ JOHN A. THAIN Name: John A. Thain Title: Chief Executive Officer

ANNEX I:
Defined Terms

Defined Term	Page
Acquisition Proposal	47
Affiliates Letter	54
Agreement	1
AMF	3
Bankruptcy and Equity Exception	26
Board	48
Book-Entry Interests	10
Cash Election	4
Cash Election Amount	4
Cash Election Consideration	4
Cash Election Shares	5
Cash Percentage	4
CBFA	3
Certificate of Merger	10
Change in Euronext Recommendation	50
Change in NYSE Group Recommendation	50
Closing	9
Closing Date	9
Code	2
College of Regulators	21
Confidentiality Agreement	66
Consents	51
Contract	27
Covered Claim	63
Delaware Courts	63
DGCL	9
Dutch Holdco	15
Dutch Mergerco	16
Effective Time	10
Equity Arrangements	18
Euronext	1
Euronext Benefit Plans	40
Euronext Boards	2
Euronext Disclosure Letter	34
Euronext Intellectual Property	42
Euronext Intellectual Property Contracts	42
Euronext Meeting Date	50
Euronext Organizational Documents	35
Euronext Recommendation	9
Euronext Reimbursement Payment	61
Euronext Reports	38
Euronext Requisite Vote	50
Euronext Shareholder Circular	50
Euronext Shares	1
Euronext Stock Option	17
Euronext Stock Plans	17

A-Annex I: Page 1

Euronext Stock-Based Award	17
Euronext Stockholders Meeting	50
Euronext Sub	15
Euronext Subsidiary Organizational Documents	35
Euronext Superior Proposal Notice	48
European Exchange Offer Documents	7
European Regulator	21
Exchange Act	27
Exchange Agent	12
Exchange Fund	12
Excluded Share	10
Execution Date	1
Expenses	55
Expiration Time	5
Federal Courts	63
French Holders	18
French Taxes	18
Fully Diluted Basis	6
GAAP	28
Governmental Approvals	27
Governmental Entity	27
GRAMF	3
Gross-Up Payment	19
Holdco	1
Holdco Common Stock	1
Holdco Share Registration Document	7
Holdco Stock Option	17
Holdco Stock-Based Award	17
HSR Act	27
IFRS	38
Initial Offering Period	4
Intellectual Property	32
IRS Ruling	31
IT Assets	34
Joint Ventures	25
Law	28
Major Subsidiary	47
Material Adverse Effect	24
Maximum Euronext Insurance Amount	57
Maximum NYSE Group Insurance Amount	56
Merger	1
Merger Consideration	10
Merger Sub	1
Merger Sub Common Stock	10
Merger Transmittal Letter	12
Minimum Condition	6
Mixed Offer Consideration	3
New Holdco Bylaws	21
New Holdco Charter	20
NYSE Group	1
NYSE Group Benefit Plans	29

A-Annex I: Page 2

NYSE Group Disclosure Letter	23
NYSE Group Financial Statements	28
NYSE Group Intellectual Property	33
NYSE Group Intellectual Property Contracts	33
NYSE Group Meeting Date	49
NYSE Group Organizational Documents	24
NYSE Group Preferred Stock	25
NYSE Group Reimbursement Payment	61
NYSE Group Reports	27
NYSE Group Requisite Vote	26
NYSE Group Stock Option	11
NYSE Group Stock Plans	11
NYSE Group Stock-Based Award	11
NYSE Group Stockholders Meeting	49
NYSE Group Subsidiary Organizational Documents	24
NYSE Group Superior Proposal Notice	48
Offer	1
Offer Documents	7
Offering Period	5
Original Combination Agreement	1
Original Execution Date	1
Permits	29
Person	13
Post-Closing Reorganization	15
Pre-Approved Post-Closing Reorganization	15
Pre-Offering Stock Price	4
Process Agent	64
Prospectus	7
Proxy Statement/Prospectus	6
Ratio	4
Registration Statement	6
Representatives	53
Restricted Share	11
S-4 Prospectuses	6
SEC	6
Securities Act	7
Self-Regulatory Organization	13
Shareholder Circular/Prospectus	6
Special Euronext Distribution	1
Standard Cash Amount	3
Standard Stock Amount	3
Stock Election	4
Stock Election Amount	4
Stock Election Consideration	4
Stock Election Shares	5
Stock Percentage	4
Strikes	32
Subsequent Offering Period	4
Subsidiary	24
Substantial Detriment	51
Superior Proposal	49

A-Annex I: Page 3

Surviving Corporation	9
Tax Authority	32
Tax Return	32
Taxes	31
Termination Date	58
U.S. Exchange Offer Documents	7

A-Annex I: Page 4

ANNEX II:
Conditions to the Filing and Commencement of the Offer

        I.    Mutual Conditions.    Notwithstanding any other provisions of the Agreement, Holdco shall not file or commence the Offer pursuant to Article I of the Agreement unless each of the following conditions shall be satisfied (or waived by both NYSE Group and Euronext, if and to the extent that such waiver is permitted by the GRAMF):

          (a)    HSR Act and Governmental Approvals.    (i) Any waiting period (and any extension thereof) applicable to the Offer and the Merger under the HSR Act shall have expired or been terminated, and (ii) any waiting period (and any extension thereof) applicable to the Offer and the Merger under the Governmental Approvals shall have expired or been terminated.

          (b)    Registration Statement and Holdco Share Registration Document.    (i) The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order; (ii) the Holdco Share Registration Document shall have been filed with and received the approval of the AMF and the CBFA; and (iii) any update of the presentation document of Euronext for purposes of the Offer shall have been furnished to the AMF in accordance with applicable regulations.

          (c)    NYSE Group Requisite Vote and Euronext Requisite Vote.    The NYSE Group Requisite Vote shall have been obtained at the NYSE Group Stockholders Meeting, and the Euronext Requisite Vote shall have been obtained at the Euronext Stockholders Meeting.

          (d)    Exchange Listing.    The shares of Holdco Common Stock to be issued in the Offer and the Merger and such other shares of Holdco Common Stock to be reserved for issuance in connection with the Offer and the Merger pursuant to this Agreement shall have been authorized for listing on the New York Stock Exchange and Euronext Paris, upon official notice of issuance.

          (e)    Governmental Proceeding.    There shall not be pending any suit, action or proceeding by any Governmental Entity (i) challenging the acquisition by Holdco of any of the Euronext Shares, seeking to restrain or prohibit the consummation of the Offer or the Merger, or seeking to place limitations on the ownership of the Euronext Shares or shares of common stock of the Surviving Corporation by Holdco or seeking to obtain from Euronext, NYSE Group or Holdco any damages that are material in relation to Euronext, (ii) seeking to prohibit or materially limit the ownership or operation by Euronext or its Subsidiaries, NYSE Group or any of its Subsidiaries of any material portion of any business or of any assets of Euronext, NYSE Group or any of their respective Subsidiaries, or to compel Euronext, NYSE Group or any of their respective Subsidiaries to divest or hold separate any material portion of any business or of any assets of Euronext, NYSE Group or any of their respective Subsidiaries, as a result of the Offer or the Merger or (iii) seeking to prohibit Holdco or any of its Subsidiaries from effectively controlling in any material respect the business or operations of Euronext or its Subsidiaries or NYSE Group or its Subsidiaries except to the extent that NYSE Group is currently limited in its control of its "Regulated Subsidiaries" (as defined in the NYSE Group Organizational Documents).

          (f)    Other Approvals.    (i) No objection shall have been stated by the AMF pursuant to the provisions of Articles 511-1 and 511-5 of the GRAMF or by the CBFA pursuant to applicable Belgian regulations; (ii) the SEC shall have approved the application under Rule 19b-4 of the Exchange Act submitted by NYSE Group and/or its applicable Subsidiaries in connection with the transactions contemplated by the Agreement; (iii) the Dutch Minister of Finance shall have issued a declaration of no objection pursuant to section 26a of the Dutch Act on the Supervision of the Securities Business allowing Holdco to acquire the Euronext Shares; (iv) review and approval of the proposed transaction by the Dutch Minister of Finance and the AFM pursuant to the formal exchange recognition granted to Euronext and Euronext Amsterdam N.V. pursuant to Section 22 of the Dutch Act on the

A-Annex II: Page 1

  Supervision of the Securities Trade 1995; (v) the French Minister of Economy shall not have taken any of the steps pursuant to the provisions of Article 441-1 of the Code Monetaire et Financier; (vi) the authorization of the College of Regulators shall have been obtained and (vii) there shall have been obtained or made all other consents, approvals and actions of, filings with and notices to any Governmental Entity required of NYSE Group, Euronext or any of their Subsidiaries to consummate the Offer and the Merger, the issuance of Holdco Common Stock in the Offer or the Merger and the other transactions contemplated by the Agreement (including any necessary amendments to existing exchange licenses and recognitions), the failure of which to be obtained, made or taken, individually or in the aggregate, would reasonably be expected to have a Substantial Detriment to Holdco, NYSE Group or Euronext, and such consents, approvals and actions shall have been obtained on terms that, individually or in the aggregate, would not reasonably be expected to have a Substantial Detriment to Holdco, NYSE Group or Euronext and its Subsidiaries.

        II.    Conditions Waivable by NYSE Group.    Notwithstanding any other provisions of the Agreement, Holdco shall not file or commence the Offer pursuant to Article I of the Agreement unless each of the following conditions shall be satisfied (or waived by NYSE Group):

          (a)    Representations and Warranties.    (i) Each of the representations and warranties of Euronext set forth in Sections 6.2(b) (Capitalization) and 6.2(c) (Company Authority) of the Agreement shall be true and correct in all material respects at and as of the date of the Agreement and at and as of the date of the commencement of the Offer with the same effect as if made at and as of such date of commencement (or if such representation expressly speaks as of an earlier date, as of such earlier date), (ii) each of the other representations and warranties of Euronext set forth in the Agreement (reading such representations and warranties without regard to any materiality or Material Adverse Effect qualifications contained therein) shall be true and correct in all respects at and as of the date of the Agreement and at and as of the date of the commencement of the Offer with the same effect as if made at and as of such date of commencement (or if such representation expressly speaks as of an earlier date, as of such earlier date), except where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Euronext; provided that, solely for purposes of this clause (ii) and not for purposes of clause (iii) below, the term "Subsidiaries" in the representations and warranties of Euronext set forth in Section 6.2(d) shall be deemed to include Joint Ventures, and (iii) NYSE Group shall have received a certificate dated as of the date of the commencement of the Offer, signed on behalf of Euronext by the Chief Executive Officer of Euronext, certifying the matters set forth in clauses (i) and (ii) of this paragraph II.(a).

          (b)    Covenants.    (i) Euronext shall have performed and complied with in all material respects each agreement and covenant required to be performed by it under the Agreement on or prior to the commencement of the Offer and (ii) NYSE Group shall have received a certificate dated as of the date of the commencement of the Offer, signed on behalf of Euronext by the Chief Executive Officer of Euronext, certifying the matters set forth in clause (i) of this paragraph II.(b).

          (c)    Change in Recommendation.    Neither Euronext Board nor any committee thereof shall have (i) withdrawn, or modified or changed in a manner adverse to the transactions contemplated by this Agreement, to NYSE Group or to Holdco, the Euronext Recommendation or shall have failed to make the Euronext Recommendation, (ii) approved or recommended any Acquisition Proposal for Euronext or entered into or publicly announced its intention to enter into any agreement or agreement in principle with respect to any Acquisition Proposal for Euronext, (iii) resolved to do any of the foregoing or (iv) taken a neutral position or made no recommendation with respect to any Acquisition Proposal for Euronext after ten (10) business days following receipt thereof has elapsed for the Euronext Boards or any committee thereof to review and make a recommendation with respect thereto.

A-Annex II: Page 2

          (d)    Supplemental IRS Ruling or Tax Opinion.    NYSE Group shall have received a supplemental private letter ruling from the IRS or an opinion of Wachtell, Lipton, Rosen & Katz, in either case, substantially to the effect that the consummation of the Offer and the Merger will not adversely affect the rulings contained in the IRS Ruling.

          (e)    Tax Opinion.    NYSE Group shall have received an opinion of Wachtell, Lipton, Rosen & Katz, dated as of the date of the filing of the Offer with the AMF, on the basis of representations and assumptions set forth or referred to in such opinion, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Holdco, NYSE Group, Merger Sub or others requested by counsel.

        III.    Conditions Waivable by Euronext.    Notwithstanding any other provisions of the Agreement, Holdco shall not file or commence the Offer pursuant to Article I of the Agreement unless each of the following conditions shall be satisfied (or waived by Euronext):

          (a)    Representations and Warranties.    (i) Each of the representations and warranties of NYSE Group set forth in Sections 6.1(b) (Capitalization) and 6.1(c) (Corporate Authority) of the Agreement shall be true and correct in all material respects at and as of the date of the Agreement and at and as of the date of the commencement of the Offer with the same effect as if made at and as of such date of commencement (or if such representation expressly speaks as of an earlier date, as of such earlier date), (ii) each of the other representations and warranties of NYSE Group set forth in the Agreement (reading such representations and warranties without regard to any materiality or Material Adverse Effect qualifications contained therein) shall be true and correct in all respects at and as of the date of the Agreement and at and as of the date of the commencement of the Offer with the same effect as if made at and as of such date of commencement (or if such representation expressly speaks as of an earlier date, as of such earlier date), except where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on NYSE Group, and (iii) Euronext shall have received a certificate dated as of the date of the commencement of the Offer, signed on behalf of NYSE Group by the Chief Executive Officer of NYSE Group, certifying the matters set forth in clauses (i) and (ii) of this paragraph III.(a).

          (b)    Covenants.    (i) NYSE Group shall have performed and complied with in all material respects each agreement and covenant required to be performed by it under the Agreement on or prior to the commencement of the Offer and (ii) Euronext shall have received a certificate dated as of the date of the commencement of the Offer, signed on behalf of NYSE Group by the Chief Executive Officer of NYSE Group, certifying the matters set forth in clause (i) of this paragraph III.(b).

          (c)    Change in Recommendation.    Neither the Board of Directors of NYSE Group nor any committee thereof shall have (i) withdrawn, or modified or changed in a manner adverse to the transactions contemplated by this Agreement, to Euronext or to Holdco, the NYSE Group Recommendation or shall have failed to make the NYSE Group Recommendation, (ii) approved or recommended any Acquisition Proposal for NYSE Group or entered into or publicly announced its intention to enter into any agreement or agreement in principle with respect to any Acquisition Proposal for NYSE Group, (iii) resolved to do any of the foregoing or (iv) taken a neutral position or made no recommendation with respect to any Acquisition Proposal for NYSE Group after ten (10) business days following receipt thereof has elapsed for the Board of Directors of NYSE Group or any committee thereof to review and make a recommendation with respect thereto.

A-Annex II: Page 3

ANNEX III:
Conditions to the Completion of the Offer

        Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Holdco's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Agreement), Holdco shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Holdco's obligation to pay for or return tendered Euronext Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any validly tendered Euronext Shares unless each of the following conditions shall be satisfied (or, in the case of (b), waived by NYSE Group):

        (a)    Minimum Condition.    The Minimum Condition shall have been satisfied.

        (b)    Article 232-11 of the GRAMF.    Holdco shall not have withdrawn the Offer in accordance with the provisions of (i) Article 232-11 of the GRAMF and (ii) this Agreement (including, without limitation, Section 9.5).

A-Annex III: Page 1

Annex B

June 1, 2006

The Board of Directors
NYSE Group, Inc.
11 Wall Street
New York, New York 10005

Members of the Board:

        You have requested our opinion as to the fairness, from a financial point of view, to NYSE Group, Inc., a Delaware corporation ("NYSE Group"), of the Aggregate Consideration (defined below) to be paid by NYSE Euronext, Inc., a Delaware corporation and a newly formed, wholly owned subsidiary of NYSE Group ("Holdco"), pursuant to the terms and subject to the conditions of the Combination Agreement, dated as of June 2, 2006 (the "Combination Agreement"), by and among NYSE Group, Euronext N.V., a company organized under the laws of The Netherlands ("Euronext"), Holdco and Jefferson Merger Sub, Inc., a Delaware corporation and a newly formed, wholly owned subsidiary of Holdco ("Merger Sub"). As more fully described in the Combination Agreement, (i) Holdco (or a wholly owned subsidiary of Holdco) will commence an exchange offer (the "Offer") to acquire all of the issued and outstanding shares, nominal value €1 per share, of Euronext ("Euronext Shares"), each in exchange for 0.98 of a share of common stock, par value $0.01 per share, of Holdco ("Holdco Common Stock") and €21.32 in cash (the "Offer Consideration"), and (ii) concurrently with the purchase by Holdco (or a wholly owned subsidiary of Holdco) of the Euronext Shares pursuant to the Offer, Merger Sub will merge with and into NYSE Group, with NYSE Group surviving the merger as a wholly owned subsidiary of Holdco (the "Merger" and, together with the Offer, the "Transactions"), and in the Merger, each outstanding share of the common stock, par value $0.01 per share, of NYSE Group ("NYSE Group Common Stock") will be converted into the right to receive one share of Holdco Common Stock. Pursuant to the Combination Agreement, in lieu of the Offer Consideration, each holder of Euronext Shares may elect to receive in the Offer for each Euronext Share tendered by such holder in the Offer either the Cash Election Consideration or the Stock Election Consideration (each as defined in the Combination Agreement) (the aggregate consideration to be received by the holders of Euronext Shares in the Offer, the "Aggregate Consideration"), in each case subject to certain election procedures and adjustments to ensure that the aggregate amount of cash and shares of Holdco Common Stock to be paid pursuant to the Offer will equal the number of Euronext Shares validly tendered and not withdrawn in the Offer multiplied by the Offer Consideration (except to the extent that any cash is paid in lieu of the issuance of fractional shares of Holdco Common Stock).

        In arriving at our opinion, we reviewed the Combination Agreement and held discussions with certain senior officers, directors and other representatives and advisors of NYSE Group and certain senior officers and other representatives and advisors of Euronext concerning the business, operations and prospects of NYSE Group and Euronext. We examined certain publicly available business and financial information relating to NYSE Group and Euronext as well as certain financial forecasts and other information and data relating to NYSE Group and Euronext which were provided to or otherwise reviewed by or discussed with us by the respective managements of each of NYSE Group and Euronext, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the management of each of NYSE Group and Euronext to result from the Transactions, and adjustments to the forecasts and other information and data relating to Euronext discussed with us by the management of NYSE Group. In addition, we have assumed with your consent, that there are no material undisclosed liabilities of NYSE Group and Euronext for which adequate reserves or other provisions have not been made. We reviewed the financial terms of the Transactions as set forth in the Combination Agreement in relation to, among other things: current and historical market prices and trading volumes of NYSE Group Common Stock and Euronext Shares; the historical and projected earnings and other operating data of each of NYSE Group and Euronext; and the capitalization and financial condition of each of NYSE Group and Euronext. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transactions and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of NYSE Group and Euronext. We also evaluated certain potential pro forma financial effects of the Transactions on NYSE Group. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

        In rendering our opinion, we have assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of NYSE Group and Euronext that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us relating to NYSE Group and Euronext, including certain potential pro forma financial effects of, and strategic implications and operational benefits anticipated to result from, the Transactions, we have been advised by the respective managements of NYSE Group and Euronext that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of NYSE Group and Euronext as to the future financial performance of NYSE Group and Euronext. We have assumed, with your consent, that the financial results (including the potential pro forma financial effects, strategic implications and operational benefits anticipated to result from the Transactions) reflected in such forecasts and other information and data will be realized in the amounts and at the times projected by NYSE Group management. We have assumed, with your consent, that the Transactions will be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transactions, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on NYSE Group, Euronext or the contemplated benefits of the Transactions. We have also assumed, with your consent, that Holdco was organized in connection with the Transactions, and upon consummation of the Transactions, its sole assets will be the Euronext Shares acquired pursuant to the Offer and all of the shares of NYSE Group Common Stock. We also have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for U.S. federal income tax purposes. We are not expressing any opinion as to what the value of the Holdco Common Stock actually will be when issued pursuant to the Transactions or the price at which the Holdco Common Stock will trade at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of NYSE Group or Euronext nor have we made any physical inspection of the properties or assets of NYSE Group or Euronext. We express no view as to, and our opinion does not address, the relative merits of the Transactions as compared to any alternative business strategies that might exist for NYSE Group or the effect of any other transaction in which NYSE Group might engage. Our opinion does not address or take into account any Post-closing Reorganization (as defined in the Combination Agreement) that may occur following the closing of the Offer, or the consideration that may be paid pursuant to such Post-Closing Reorganization. Our analysis assumes that 100% of the Euronext Shares are acquired by Holdco for the Offer Consideration. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

        Citigroup Global Markets Inc. ("Citigroup") has acted as financial advisor to NYSE Group in connection with the proposed Transactions and will act as dealer manager for the Offer and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transactions. We also will receive a fee in connection with the delivery of this opinion and upon the closing of the Offer. We and our affiliates in the past have provided services to NYSE Group unrelated to the proposed Transactions, for which services we and such affiliates have received compensation, including, without limitation, acting as financial advisor, and providing a fairness opinion in 2005, to the New York Stock Exchange, Inc., a predecessor to NYSE Group (the "NYSE, Inc."), in connection with its merger

B-2

with Archipelago Holdings, Inc. ("Archipelago") and acting as co-manager with respect to the offering of 28,750,000 shares of NYSE Group Common Stock by stockholders of NYSE Group in May 2006. We also bring your attention to the following relationships:

  Shares of Citigroup Inc., the parent company of Citigroup, are listed on the New York Stock Exchange LLC ("NYSE") and, accordingly, Citigroup Inc. pays listing fees to the NYSE. In addition, certain current and former officers of Citigroup and its affiliates have in the past served on the board of directors of the NYSE, Inc. and certain employees of Citigroup and its affiliates serve on various NYSE committees.

  Citigroup and its affiliates are collectively a leading trader of NYSE stocks and maintain a trading operation on the NYSE floor.

  John Reed, Citigroup Inc.'s former Chairman and Co-Chief Executive Officer, is a former Chairman and Chief Executive Officer of the NYSE, Inc. In addition, Richard Ketchum, former General Counsel of Citigroup, is the Chief Executive Officer of NYSE Regulation, Inc.

  Citigroup and its affiliates have provided financial advisory services to, and conduct securities trading through the trading systems of, Archipelago and its affiliates, including NYSE Arca, Inc. ("NYSE Arca"), and received fees in connection therewith, including advising NYSE Arca Holdings, Inc. (then known as PCX Holdings, Inc.), the parent of NYSE Arca, in its sale to Archipelago Holdings, Inc. In addition, Citigroup holds Equity Trading Permits and Options Trading Permits issued by NYSE Arca and, accordingly, is subject to its regulatory oversight. Certain current and former employees of Citigroup and its affiliates have in the past served and are currently serving on the NYSE Arca board of directors.

  Citigroup is a NYSE Member Organization and, accordingly, is subject to the regulatory oversight of the NYSE.

  Citigroup Global Markets Limited, an affiliate of Citigroup ("CGML"), is a member of, and conducts securities trading through the exchanges of, certain of Euronext's affiliates, including Euronext Amsterdam, Euronext Paris, Euronext.liffe and MTS European Bond Trading, and accordingly, is subject to the regulatory oversight of such exchanges. CGML also holds equity positions in certain of these exchanges in connection with its membership in such exchanges.

        In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of NYSE Group and Euronext for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We currently hold for our own account approximately 637,576 shares of NYSE Group Common Stock and approximately 191,000 Euronext Shares, representing approximately 0.4% and 0.17% of the outstanding shares of NYSE Group and Euronext, respectively. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Euronext and its affiliates and companies in which they may have an investment.

        Our advisory services and the opinion expressed herein are provided solely for the information of the Board of Directors of NYSE Group in its evaluation of the proposed Transactions, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Transactions.

        Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Aggregate Consideration to be paid by Holdco in the Offer is fair, from a financial point of view, to NYSE Group.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

B-3

Annex C

[LETTERHEAD OF MORGAN STANLEY & CO. LIMITED]

PRIVATE AND CONFIDENTIAL

Euronext N.V.
The Supervisory Board
The Management Board
Beursplein 5
1000 GD Amsterdam
The Netherlands

3rd January 2007

Gentlemen:

        We understand that Euronext N.V. ("Euronext") and New York Stock Exchange Group, Inc. ("NYSE") propose to enter into an agreed transaction whereby Euronext shall combine with NYSE (the "Transaction"). We understand that pursuant to the Transaction, (i) a newly formed company ("Holdco") will establish a subsidiary that will merge into NYSE with each share of NYSE common stock converting into the right to receive one share of Holdco common stock, and (ii) Holdco will make a mix-and-match exchange offer (the "Offer") for all outstanding Euronext shares pursuant to which tendering Euronext shareholders will receive, in exchange for each outstanding Euronext common share, €21.32 in cash and 0.98 shares of common stock of Holdco (subject to their right to make elections to receive, subject to proration, all cash or all stock) upon the terms as described in the amended and restated Combination Agreement dated 24 November, 2006 (the "Agreement").

        You have asked for our opinion as to whether the consideration to be received by the holders of common shares of Euronext in the Offer is fair from a financial point of view to such holders.

        For purposes of the opinion set forth herein, we have:

  i)
  reviewed certain publicly available financial statements and other information of Euronext and NYSE;

  ii)
  reviewed certain internal financial statements and other financial and operating data concerning Euronext prepared by the management of Euronext;

  iii)
  reviewed certain financial projections prepared by the management of Euronext and discussed the past and current operations and financial condition and the prospects of Euronext with senior executives of Euronext;

  iv)
  reviewed certain financial projections prepared by the management of NYSE and discussed the past and current operations and financial condition and the prospects of NYSE with senior executives of NYSE;

  v)
  reviewed the reported prices and trading activity for the common shares of Euronext and the common stock of NYSE;

  vi)
  compared the financial performance of each of Euronext and NYSE and the prices and trading activity of Euronext common shares and the NYSE common stock with that of certain other comparable publicly-traded companies and their securities;

  vii)
  reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

  viii)
  discussed with Euronext and NYSE management their assessment of the benefits which they believe can be realized from this transaction;

  ix)
  participated in discussions and negotiations among representatives of Euronext and NYSE and their financial and legal advisers;

  x)
  reviewed the Agreement; and

  xi)
  reviewed such other information, performed such other analyses, and considered such other factors as we have deemed appropriate.

        We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, including in relation to strategic, financial, and operational benefits expected to be realized from the transaction, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of each of Euronext and of NYSE. We are not legal, tax or regulatory advisors, we are financial advisors only. We have not made any independent valuation or appraisal of the assets or liabilities of Euronext or of NYSE, nor have we been furnished with any such appraisals. In addition, we have assumed that the transaction will be consummated in accordance with the terms set forth in the agreement, and that in connection with the receipt of all necessary antitrust and regulatory approvals for the transaction, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived from the transaction. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof, may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

        We have acted as financial advisor to the Supervisory and Management Boards of Euronext in connection with the Transaction and will receive a fee for our services, a substantial part of which is conditioned upon consummation of the Transaction. In the past, Morgan Stanley & Co. Limited and its affiliates have provided financial advisory and financing services for Euronext and NYSE, and have received fees for the rendering of these services. We may also seek to provide such services to Euronext, NYSE and Holdco in the future and will receive fees for the rendering of these services. In the ordinary course of our trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of Euronext or NYSE or any other company or any currency or commodity that may be involved in this transaction.

        It is understood that this letter is for the information of the Supervisory and Management Boards of Euronext and may not be used for any other purpose without our prior written consent. It is not addressed to and may not be relied upon by any third party other than Euronext. Except as required by applicable law or regulation, this opinion may not be referred to, communicated or disclosed without our prior written consent. This opinion expresses no opinion or recommendation as to how Euronext shareholders should vote at any shareholders' meeting to be held in connection with the Transaction nor as to whether they should accept the Offer. In addition, this opinion does not in any manner address the prices at which Holdco's shares will trade following consummation of the Transaction.

        Based on and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of common shares of Euronext in the Offer is fair from a financial point of view to such holders as a whole.

Very truly yours,

MORGAN STANLEY & CO. LIMITED
By:	/s/ CAROLINE SILVER
Caroline Silver Vice Chairman

C-2

Annex D

ABN AMRO Corporate Finance France 40, rue de Courcelles 75008 Paris Téléphone +33 (0)1 56 21 70 00 Télécopie +33 (0)1 56 21 84 30

The Managing Board and Supervisory Board
Euronext N.V.
Rue Cambon 39
75039 Paris
France

Strictly Private and Confidential

Letter of opinion	3 January 2007

Dear Sirs,

        We understand that NYSE Euronext Inc., a company established under the laws of Delaware ("NYSE Euronext" or the "Offeror"), is proposing (i) to make a public offer, directly or through a wholly-owned subsidiary, to acquire all the issued and outstanding shares with a nominal value of Euro 1.00 per share (each a "Share" and each beneficial owner of a Share a "Shareholder") in the capital of Euronext N.V., a company established under the laws of The Netherlands ("Euronext" or the "Company") (the "Offer"), and (ii) concurrently with the consummation of the Offer, to cause its wholly-owned subsidiary Jefferson Merger Sub Inc., a company established under the laws of Delaware ("Merger Sub") to merge with NYSE Group Inc., a company established under the laws of Delaware ("NYSE Group"), with NYSE Group surviving the merger as a wholly owned subsidiary of NYSE Euronext (the "Merger").

        Pursuant to the terms of the Offer as set out in the amended and restated combination agreement dated 24 November 2006 (the "Combination Agreement"), each Shareholder will be offered the right to exchange one Share for (i) 0.980 shares of common stock, par value USD 0.01 per share, of NYSE Euronext (each a "NYSE Euronext Share" or "Offeror Share") and (ii) Euro 21.32 in cash (together the "Offer Consideration"). The Offer Consideration would imply an exchange ratio of c. 1.27x NYSE Euronext Shares for each Share, with c. 22.9 per cent. of the aggregate consideration paid in cash based on the closing share prices of the Shares and of the shares of common stock, par value USD 0.01 per share, of NYSE Group (the "NYSE Group Shares") on 2 January 2007. We understand that according to the terms of the Combination Agreement, Shareholders may instead elect to receive the Offer Consideration in cash or in Offeror Shares only, subject inter alia to the adjustment mechanisms as detailed in the Combination Agreement.

        Pursuant to our engagement letter dated 19 December 2006, the managing board ("Managing Board") and supervisory board ("Supervisory Board") of the Company have asked for the opinion of ABN AMRO Corporate Finance France S.A. ("ABN AMRO") as to whether the Offer Consideration is fair, from a financial point of view, to the Shareholders.

        For the purposes of providing our opinion, ABN AMRO has:

1.
Reviewed certain publicly available business and financial information relating to Euronext, including Euronext's audited consolidated financial statements for the three consecutive financial years ending 31 December 2005, 2004 and 2003, the unaudited figures for the three-month period ending 31 March

  2006, the unaudited half-year figures for the period ending 30 June 2006 and the unaudited figures for the nine-month period ending 30 September 2006 and certain publicly available financial forecasts relating to the business and financial prospects of Euronext prepared by certain research analysts;

2.
Reviewed certain publicly available business and financial information relating to NYSE Group, including NYSE Group's unaudited pro forma condensed combined financial data for the financial year ending 31 December 2005 the unaudited figures for the three-month period ending 31 March 2006, the unaudited half-year figures for the period ending 30 June 2006 and the unaudited figures for the nine-month period ending 30 September 2006, and certain publicly available financial forecasts relating to the business and financial prospects of NYSE Group prepared by certain research analysts;

3.
Reviewed certain publicly available business and financial information relating to NYSE Group's merger with Archipelago, its secondary offering completed in May 2006, and the business plan dated May 2006 which has been provided to us by NYSE Group's advisers;

4.
Participated in discussions with and reviewed information provided by the senior management of Euronext and NYSE Group with respect to the businesses and prospects of Euronext and NYSE Group;

5.
Participated in discussions with, and reviewed information provided by, relevant employees of Euronext and NYSE Group with regard to the expected synergies which a combination of Euronext and NYSE Group is expected to generate;

6.
Reviewed the historical stock prices and trading volumes of the Shares and the NYSE Group Shares;

7.
Reviewed the financial terms of certain transactions we believe to be comparable to the Offer;

8.
Reviewed public information with respect to certain other companies we believe to be comparable to Euronext and NYSE Group;

9.
Reviewed those parts of the Combination Agreement and other documents that we deemed relevant for the purposes of providing this opinion; and

10.
Performed such other financial reviews and analysis, as we, in our absolute discretion, have deemed appropriate.

        With respect to any financial forecasts (including forecasts regarding the estimated amount and timing of certain revenue, cost and tax synergies projected to result from the combination of Euronext and NYSE Group) that may have been made available, ABN AMRO has assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgements of the management of Euronext and NYSE Group as to the future financial performance of Euronext and/or NYSE Group and/or NYSE Euronext, and that no event subsequent to the date of any such financial forecasts has had a material effect on them. In addition we have extended certain of those forecasts into future periods based on various assumptions. ABN AMRO does not assume or accept liability or responsibility for (and expresses no view as to) any such forecasts or the assumptions on which they are based. ABN AMRO has assumed and relied upon, without independent verification, the truth, accuracy and completeness of the information, forecasts (that may have been made available), data and financial terms provided to us or used by us, has assumed that the same are not misleading and does not assume or accept any liability or responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets, operations or liabilities of Euronext or NYSE Group nor have we been provided with any such valuation or appraisal. In preparing this opinion, ABN AMRO has received specific confirmation from senior management of Euronext that the assumptions specified above are reasonable and no information has been withheld from ABN AMRO that could have influenced the purport of this opinion or the assumptions on which it is based. ABN AMRO did not seek nor obtain such confirmation from NYSE Group.

        Further, ABN AMRO's opinion is necessarily based on financial, economic, monetary, exchange rate, market and other conditions, as in effect on, and the information made available to ABN AMRO or used by it up to, the date hereof. This opinion exclusively focuses on the fairness, from a financial point of view, of the Offer Consideration to the Shareholders and does not address any other issues such as the underlying business decision to agree to a business combination between Euronext and NYSE Group or to recommend the Offer, or the commercial merits of the foregoing, which are matters solely for the Supervisory Board and the Managing Board of Euronext. In addition, this opinion does not in any manner address the prices or volumes at which the Shares, the Offeror Shares, the NYSE Group Shares or the shares of any other entities involved in the transactions contemplated by the Combination Agreement, may trade prior to or following consummation of the Offer. Subsequent developments in the aforementioned conditions may affect this opinion and the assumptions made in preparing this opinion and ABN AMRO is not obliged to update, revise or reaffirm this opinion if such conditions change.

        In rendering this opinion, ABN AMRO has not provided legal, regulatory, tax, accounting or actuarial advice and accordingly ABN AMRO does not assume any responsibility or liability in respect thereof. Furthermore, ABN AMRO has assumed that the Offer and the other transactions contemplated by the Combination Agreement will be consummated on the terms and conditions as set out in the Combination Agreement, without any changes to or waiver of their terms or conditions, in compliance with law and without the exercise of any appraisal rights, and that all requisite consents and approvals will be obtained. We have also assumed that debt financing for the cash portion of the Offer Consideration is available and we express no opinion on the price, terms or form of such financing.

        The engagement of ABN AMRO, this letter and the opinion expressed herein are provided for the use of the Managing Board and Supervisory Board in connection with their evaluation of the Offer. This opinion does not in any way constitute a recommendation by ABN AMRO to any Shareholders as to whether such holders should accept or reject the Offer, vote in favour of or reject the Offer or otherwise act in relation to the Offer, or to the holders of NYSE Group Shares as to whether such holders should accept or reject the Merger, vote in favour of or reject the Merger or otherwise act in relation to the Merger.

        ABN AMRO is acting as financial advisor to Euronext in connection with the Offer and will receive fees for its services, a significant portion of which fees are contingent upon consummation of the Offer. From time to time ABN AMRO and its affiliates may have also (i) maintained banking and financial advisory relationships with Euronext or NYSE Group, and (ii) executed transactions, for their own account or for the accounts of customers, in the Shares or the NYSE Group Shares or debt securities of Euronext or NYSE Group and, accordingly, may at any time hold a long or short position in such securities. ABN AMRO is a holder of Shares and NYSE Group Shares, and provides financing facilities to Euronext. We may in the future provide certain banking, financial advisory or financing services to, and execute transactions for our own account or for the accounts of our customers in the securities of, Euronext, the NYSE Group or NYSE Euronext.

        It is understood that this letter may not in any form or manner be made public, disclosed, referenced to, nor relied upon by or otherwise used by, any third party for any purpose whatsoever, without the prior written consent of ABN AMRO. Notwithstanding the foregoing, this letter may be reproduced in full, and any public disclosure may also include references to this opinion and ABN AMRO and its relationship with Euronext (in each case in form and substance as ABN AMRO and its legal advisers shall approve), in any disclosure document relating to the Offer that is required to be filed with the US Securities and Exchange Commission and distributed to shareholders, so long as this letter is reproduced in full in such disclosure document and any description of or reference in such disclosure document to ABN AMRO, the opinion or the related analysis is in a form acceptable to us and our counsel.

        This opinion is issued in the English language and reliance may only be placed on this opinion as issued in the English language. If any translations of this opinion are delivered they are provided only for ease of reference, have no legal effect and ABN AMRO makes no representation as to (and accepts no liability in respect of) the accuracy of any such translation.

        This letter and ABN AMRO's obligations to the Managing Board and the Supervisory Board hereunder shall be governed by and construed in accordance with Dutch law and any claims or disputes arising out of, or in connection with, this letter shall be subject to the exclusive jurisdiction of the Dutch Courts.

        Based upon and subject to the foregoing, ABN AMRO is of the opinion that, as at the date hereof, the Offer Consideration is fair, from a financial point of view, to the Shareholders.

Yours faithfully,

ABN AMRO Corporate Finance France S.A.

Annex E

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
NYSE EURONEXT

        NYSE Euronext, a corporation organized and existing under the laws of the State of Delaware, pursuant to Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, hereby certifies as follows:

        1.     The name of this corporation is NYSE Euronext. The original Certificate of Incorporation was filed on May 22, 2006.

        2.     This Amended and Restated Certificate of Incorporation, which was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, restates and amends the original Certificate of Incorporation to read in its entirety as follows:

ARTICLE I

NAME OF CORPORATION

        The name of the corporation is NYSE Euronext (hereinafter referred to as the "Corporation").

ARTICLE II

REGISTERED OFFICE

        The address of the Corporation's registered office in the State of Delaware is c/o National Registered Agents, Inc., 160 Greentree Drive, in the City of Dover, Suite 101, County of Kent, State of Delaware 19904. The name of the Corporation's registered agent at such address is National Registered Agents, Inc.

ARTICLE III

PURPOSE

        The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law (the "DGCL").

ARTICLE IV

STOCK

        Section 1.    Authorized Stock.    The total number of shares of all classes of stock which the Corporation shall have authority to issue is one billion, two-hundred million (1,200,000,000), consisting of eight-hundred million (800,000,000) shares of Common Stock, par value $0.01 per share (the "Common Stock"), and four-hundred million (400,000,000) shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock").

        Section 2.    Preferred Stock.    The board of directors of the Corporation (the "Board") is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock from time to time in one or more series, and by filing a certificate of designations pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences, and relative, participating, optional or other rights of the shares of each such series, if any, and any qualifications, limitations or restrictions thereof, including without limitation the following:

          (1)   the distinctive serial designation of such series that shall distinguish it from other series;

          (2)   whether dividends shall be payable to the holders of the shares of such series and, if so, the basis on which such holders shall be entitled to receive dividends (which may include, without limitation, a right to receive such dividends or distributions as may be declared on the shares of such series by the Board, a right to receive such dividends or distributions, or any portion or multiple thereof, as may be declared on the Common Stock or any other class of stock or, in addition to or in lieu of any other right to receive dividends, a right to receive dividends at a particular rate or at a rate determined by a particular method, in which case such rate or method of determining such rate may be set forth), the form of such dividend, any conditions on which such dividends shall be payable and the date or dates, if any, on which such dividends shall be payable;

          (3)   whether dividends on the shares of such series shall be cumulative and, if so, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative;

          (4)   the amount or amounts, if any, which shall be payable out of the assets of the Corporation to the holders of the shares of such series upon the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, and the relative rights of priority, if any, of payment of the shares of such series;

          (5)   the price or prices (in cash, securities or other property or a combination thereof) at which, the period or periods within which and the terms and conditions upon which the shares of such series may be redeemed, in whole or in part, at the option of the Corporation or at the option of the holder or holders thereof or upon the happening of a specified event or events;

          (6)   the obligation, if any, of the Corporation to purchase or redeem shares of such series pursuant to a sinking fund or otherwise and the price or prices (in cash, securities or other property or a combination thereof) at which, the period or periods within which and the terms and conditions upon which the shares of such series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

          (7)   whether or not the shares of such series shall be convertible or exchangeable, at any time or times at the option of the holder or holders thereof or at the option of the Corporation or upon the happening of a specified event or events, into shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation or any other securities or property of the Corporation or any other entity, and the price or prices (in cash, securities or other property or a combination thereof) or rate or rates of conversion or exchange and any adjustments applicable thereto;

          (8)   whether or not the holders of the shares of such series shall have voting rights, in addition to the voting rights provided by law, and if so the terms of such voting rights, which may provide, among other things and subject to the other provisions of this Certificate of Incorporation, that each share of such series shall carry one vote or more or less than one vote per share, that the holders of such series shall be entitled to vote on certain matters as a separate class (which for such purpose may be comprised solely of such series or of such series and one or more other series or classes of stock of the Corporation) and that all the shares of such series entitled to vote on a particular matter shall be deemed to be voted on such matter in the manner that a specified portion of the voting power of the shares of such series or separate class are voted on such matter; and

          (9)   any other relative rights, powers, preferences, qualifications, restrictions and limitations of this series.

For all purposes, this Certificate of Incorporation shall include each certificate of designations (if any) setting forth the terms of a series of Preferred Stock.

        Subject to the rights, if any, of the holders of any series of Preferred Stock set forth in a certificate of designations, an amendment of this Certificate of Incorporation to increase or decrease the number of authorized shares of Preferred Stock (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by the Board and approved by the affirmative vote of the holders of a majority of the votes entitled to be cast by the holders of the then-outstanding shares of stock of the Corporation entitled to vote thereon, and no vote of the holders of any series of Preferred Stock, voting as a separate class, shall be required therefor, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

        Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment of this Certificate of Incorporation that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of Preferred Stock if the holders of any such series are entitled, either separately or together with the holders of one or more other series of Preferred Stock, to vote thereon pursuant to this Certificate of Incorporation or the certificate of designations relating to such series of Preferred Stock, or pursuant to the DGCL as then in effect.

        Section 3.    Options, Warrants and Other Rights.    The Board is authorized to create and issue options, warrants and other rights from time to time entitling the holders thereof to purchase securities or other property of the Corporation or any other entity, including any class or series of stock of the Corporation or any other entity and whether or not in connection with the issuance or sale of any securities or other property of the Corporation, for such consideration (if any), at such times and upon such other terms and conditions as may be determined or authorized by the Board and set forth in one or more agreements or instruments. Among other things and without limitation, such terms and conditions may provide for the following:

          (1)   adjusting the number or exercise price of such options, warrants or other rights or the amount or nature of the securities or other property receivable upon exercise thereof in the event of a subdivision or combination of any securities, or a recapitalization, of the Corporation, the acquisition by any natural person, company, corporation or similar entity, government, or political subdivision, agency, or instrumentality of a government (each, a "Person") of beneficial ownership of securities representing more than a designated percentage of the voting power of any outstanding series, class or classes of securities, a change in ownership of the Corporation's securities or a merger, statutory share exchange, consolidation, reorganization, sale of assets or other occurrence relating to the Corporation or any of its securities, and restricting the ability of the Corporation to enter into an agreement with respect to any such transaction absent an assumption by another party or parties thereto of the obligations of the Corporation under such options, warrants or other rights;

          (2)   restricting, precluding or limiting the exercise, transfer or receipt of such options, warrants or other rights by any Person that becomes the beneficial owner of a designated percentage of the voting power of any outstanding series, class or classes of securities of the Corporation or any direct or indirect transferee of such a Person, or invalidating or voiding such options, warrants or other rights held by any such Person or transferee; and

          (3)   permitting the Board (or certain directors specified or qualified by the terms of the governing instruments of such options, warrants or other rights) to redeem, terminate or exchange such options, warrants or other rights.

This Section 3 shall not be construed in any way to limit the power of the Board to create and issue options, warrants or other rights.

        Section 4.    Transfer Restrictions on Certain Common Stock.

        (A)  Any share of Common Stock issued in the Merger (each, a "NYSE Group Share"), as defined in, and to be effected pursuant to, the Combination Agreement, dated June 1, 2006, by and among NYSE Group, Inc. ("NYSE Group"), Euronext N.V. (including any successor thereto, "Euronext"), the Corporation and Jefferson Merger Sub, Inc. (as it may be amended from time to time prior to the Effective Time (as defined therein), the "Combination Agreement"), shall be subject to the following restriction on Transfer if the share of common stock, par value $0.01 per share, of NYSE Group ("NYSE Group

Common Stock") for which the NYSE Group Share was issued was subject to restrictions on Transfer immediately prior to the Merger pursuant to the Amended and Restated Certificate of Incorporation of NYSE Group, in each case as follows:

          (1)   if the NYSE Group Share was issued in respect of a Year 1 NYSE Share, as defined in the Amended and Restated Certificate of Incorporation of NYSE Group (such NYSE Group Share, a "Year 1 NYSE Group Share"), then neither any record owner nor any beneficial owner of such NYSE Group Share may Transfer such NYSE Group Share until March 7, 2007;

          (2)   if the NYSE Group Share was issued in respect of a Year 2 NYSE Share, as defined in the Amended and Restated Certificate of Incorporation of NYSE Group (such NYSE Group Share, a "Year 2 NYSE Group Share"), then neither any record owner nor any beneficial owner of such NYSE Group Share may Transfer such NYSE Group Share until March 7, 2008; and

          (3)   if the NYSE Group Share was issued in respect of a Year 3 NYSE Share, as defined in the Amended and Restated Certificate of Incorporation of NYSE Group (such NYSE Group Share, a "Year 3 NYSE Group Share"), then neither any record owner nor any beneficial owner of such NYSE Group Share may Transfer such NYSE Group Share until March 7, 2009;

        (B)  Notwithstanding anything to the contrary in Section 4(A) of this Article IV:

          (1)   the Board may, from time to time in its sole discretion, Release (as such term is defined below) any Transfer restriction set forth herein from any number of NYSE Group Shares, on terms and conditions and in ratios and numbers to be fixed by the Board in its sole discretion;

          (2)   if any Transfer restriction imposed on any Other Shares pursuant to the Amended and Restated Support and Lock-Up Agreement, dated as of July 20, 2005, by and among General Atlantic and the NYSE, or the Amended and Restated Support and Lock-Up Agreement, dated as of July 20, 2005, by and among Goldman Sachs and the NYSE (in each case, as amended from time to time and together, the "Support and Lock-Up Agreements"), is Released, then the same Transfer restriction shall simultaneously be Released from a number of NYSE Group Shares that are subject to such Transfer restriction under the Lock-Up held by each registered owner equal to the product (rounded up to the nearest whole share) obtained by multiplying (a) the aggregate number of NYSE Group Shares that are subject to such Transfer restriction under the Lock-Up held by such registered owner by (b) a fraction, the numerator of which shall be the number of Other Shares that were so Released and the denominator of which shall be the aggregate number of Other Shares that were subject to such Transfer restriction immediately prior to such Release (with the aggregate number of NYSE Group Shares so released to be allocated among the record owners of NYSE Group Shares pro rata based on the number of NYSE Group Shares held by such record owners);

          (3)   in the case of any NYSE Group Share that is beneficially owned solely by one or more natural person(s), all Transfer restrictions set forth herein shall be Released from such NYSE Group Share upon the death of the last to die of all of such persons;

          (4)   Section 4(A) of this Article IV shall not prohibit a record or beneficial owner of a NYSE Group Share from Transferring such NYSE Group Share to:

            (a)   if such owner is an entity (including a corporation, partnership, limited liability company or limited liability partnership), (i) any Person of which such owner directly or indirectly owns all of the common voting and equity interest, (ii) any Person that directly or indirectly owns all of the common voting and equity interest of such owner, (iii) any other entity if a Person directly or indirectly owns all of the common voting and equity interest of both such owner and such other entity, (iv) the equityholders of such owner (including stockholders, partners or members of such holder) upon a bona fide liquidation or dissolution of such owner, and (v) a trustee of the bankruptcy estate of such owner if such owner has become bankrupt or insolvent; and

            (b)   if such owner is a natural person, (i) any Family Member of such owner, (ii) any trust or foundation solely for the benefit of such owner and/or such owner's Family Members (such trust or foundation, a "Qualified Trust"), and (iii) a trustee of the bankruptcy estate of such owner if such owner has become bankrupt or insolvent;

          (5)   Section 4(A) of this Article IV shall not prohibit the trustee of a Qualified Trust which is the record owner of a NYSE Group Share from Transferring such NYSE Group Share to any beneficiary of such Qualified Trust (including a trust for the benefit of such beneficiary) or Transferring such NYSE Group Share in exchange for cash necessary to pay taxes, debts or other obligations payable by reason of the death of the grantor of such Qualified Trust or any one or more of such beneficiaries, in each case in accordance with the terms of the trust instrument;

          (6)   Section 4(A) of this Article IV shall not prohibit a record or beneficial owner of a NYSE Group Share from pledging or hypothecating, or granting a security interest in, such NYSE Group Share, or Transferring such NYSE Group Share as a result of any bona fide foreclosure resulting therefrom;

          (7)   in the case of a NYSE Group Share issued in respect of a share of NYSE Group Common Stock held by the fiduciary of the estate of a deceased person, Section 4(A) of this Article IV shall not prohibit such fiduciary from Transferring such NYSE Group Share to the one or more beneficiaries of such estate (including a trust for the benefit of such beneficiaries) or Transferring such NYSE Group Share in exchange for cash necessary to pay taxes, debts or other obligations payable by reason of the death of the deceased person;

provided that, if a record or beneficial owner of a NYSE Group Share makes any Transfer permitted under paragraph (4), (5), (6) or (7) of this Section 4(B) of Article IV, (a) each NYSE Group Share so Transferred shall continue to be bound by the terms of this Certificate of Incorporation, including the restrictions on Transfer set forth in this Certificate of Incorporation; and (b) the NYSE Group Shares so Transferred shall be comprised of a number of Year 1 NYSE Group Shares, Year 2 NYSE Group Shares and Year 3 NYSE Group Shares in the same proportion that such owner held of such NYSE Group Shares immediately prior to such Transfer; provided that, in no event shall any fractional NYSE Group Share be Transferred, and in lieu thereof, the Corporation may, in its discretion, round up or round down any of the number of Year 1 NYSE Group Shares, Year 2 NYSE Group Shares and/or Year 3 NYSE Group Shares so Transferred.

        Any record or beneficial owner of a NYSE Group Share that seeks to Transfer a NYSE Group Share pursuant to this Section 4(B) of Article IV must, upon the Corporation's request, provide information to the Corporation that any such Transfer qualifies as a permitted Transfer under this Section 4(B) of Article IV, and any good-faith determination of the Corporation that a particular Transfer so qualifies or does not so qualify shall be conclusive and binding.

          (C)  The following terms shall have the meanings set forth below:

          "Transfer" means (with its cognates having corresponding meanings), with respect to any NYSE Group Share, any direct or indirect assignment, sale, exchange, transfer, tender or other disposition of such NYSE Group Share or any interest therein, whether voluntary or involuntary, by operation of law or otherwise (and includes any sale or other disposition in any one transaction or series of transactions and the grant or transfer of an option or derivative security covering such NYSE Group Share), and any agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing; provided, however, that a "Transfer" shall not occur simply as a result of (a) a Qualified Change of Control of the record or beneficial owner of such NYSE Group Share or (b) the grant of a proxy in connection with a solicitation of proxies subject to the provisions of Section 14 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

        "Qualified Change of Control" means, with respect to any record or beneficial owner of a share of Common Stock, any transaction involving (a) any purchase or acquisition (whether by way of merger, share exchange, consolidation, business combination or consolidation) of more than fifty percent (50%) of the total outstanding voting securities of such owner or any tender offer or exchange offer that results in another person (or the shareholders of such other person) beneficially owning more than fifty percent (50%) of the total outstanding voting securities of such owner; or (b) any sale, exchange, transfer or other disposition of more than fifty percent (50%) of the assets of such owner and its subsidiaries, taken together as whole; provided, however, that the fair market value of all of the shares of Common Stock held or beneficially owned by such owner and its subsidiaries, taken together as a whole, must be less than one-half of one percent of the fair market value of all of the assets of such owner and its subsidiaries, taken together as a whole, at the time of such transaction. Any such owner must, upon the Corporation's request, provide information to the Board that any such transaction qualifies as a Qualified Change of Control, and any good-faith determination of the Corporation that a particular transaction qualifies or does not qualify as a Qualified Change of Control shall be conclusive and binding.

        "Release" means, with respect to any Transfer restriction on any NYSE Group Share imposed pursuant to Section 4(D) of this Article IV, any action or circumstance as a result of which such Transfer restriction imposed on such NYSE Group Share is removed (and its cognates shall have a corresponding meaning).

        "Other Shares" means the shares of Common Stock issued in the Merger in respect of shares of NYSE Group Common Stock subject to transfer restrictions as of immediately prior to the Merger, which transfer restrictions were imposed as a result of (a) the Amended and Restated Support and Lock-Up Agreement, dated as of July 20, 2005, by and among General Atlantic Partners 77, L.P., GAP-W Holdings, L.P., Gapstar, LLC, GAP Coinvestment Partners II, L.P. and GAPCO GMBH & CO. KG (as such agreement may be amended from time to time) or (b) the Amended and Restated Support and Lock-Up Agreement, dated as of July 20, 2005, by and among GS Archipelago Investment, L.L.C., SLK-Hull Derivatives LLC and Goldman Sachs Execution and Clearing, L.P. (as such agreement may be amended from time to time).

        "Family Member" means, with respect to any owner of a NYSE Group Share, such owner's spouse, domestic partner, children, stepchildren, children-in-law, grandchildren, parents, stepparents, parents-in-law, grandparents, brothers, stepbrothers, brothers-in-law, sisters, stepsisters, sisters-in-law, uncles, aunts, cousins, nephews and nieces.

        (D)  The restrictions on Transfer set forth in this Section 4 of Article IV shall be referred to as the "Lock-Up." If any NYSE Group Share shall be represented by a certificate, a legend shall be placed on such certificate to the effect that such NYSE Group Share is subject to the Lock-Up, which legend shall be removed from a certificate upon the occurrence of the Lock-Up Expiration Date with respect to all of the NYSE Group Shares represented by such certificate. Such legend shall also be placed on any certificate representing securities issued subsequent to the original issuance of NYSE Group Shares in the Merger and in respect thereof as a result of any stock dividend, stock split or other recapitalization, to the extent that such securities shall be represented by certificates. Such legends will be removed from the certificates representing such shares of Common Stock and any other securities when, and to the extent that, such Transfer restrictions set forth herein are no longer applicable to any of the shares represented by such certificates. If any NYSE Group Shares or securities issued in respect thereof shall not be represented by certificates, then the Corporation reserves the right to require that an analogous notification or restriction be used in respect of such NYSE Group Shares or securities that are subject to the Lock-Up. Upon the Release of any Transfer restriction from any of the NYSE Group Shares or any securities issued in a subsequent issuance in respect thereof as a result of any stock dividend, stock split or other recapitalization, if the Board shall have designated prior to such Release a particular broker or brokers and/or the particular manner of the Transfer of such shares to be Released, such shares shall be Transferred only through such broker and in such manner as designated by the Board. In furtherance, and not in limitation, of the foregoing, the Board may require, as a condition to the Release, that all such

Released NYSE Group Shares be sold through an underwritten offering registered under the United States Securities Act of 1933, as amended (and that any sale will apply (a) first, to such owner's Year 1 NYSE Group Shares, (b) second, to such owner's Year 2 NYSE Group Shares and (c) third, to such owner's Year 3 NYSE Group Shares), and that if an owner does not Transfer such owner's NYSE Group Shares pursuant to such registered offering, then such holder's NYSE Group Shares shall not be Released prior to the scheduled Lock-Up Expiration Date, unless the Board shall Release such NYSE Group Shares on a later occasion. Unless otherwise determined by the Board, all fees and commissions payable to any broker or underwriter in connection with such Transfer shall be borne by the owners of Common Stock participating in such Transfer, pro rata based on the relative number of shares of Common Stock of such holder in such Transfer.

        (E)  The Corporation shall not register the purported Transfer of any shares of stock of the Corporation in violation of the restrictions imposed by this Section 4 of Article IV.

ARTICLE V

LIMITATIONS ON VOTING AND OWNERSHIP

        Section 1.    Voting Limitation.

        (A)  Notwithstanding any other provision of this Certificate of Incorporation, (1) no Person, either alone or together with its Related Persons, as of any record date for the determination of stockholders entitled to vote on any matter, shall be entitled to vote or cause the voting of shares of stock of the Corporation beneficially owned by such Person or its Related Persons, in person or by proxy or through any voting agreement or other arrangement, to the extent that such shares represent in the aggregate more than 10% of the then outstanding votes entitled to be cast on such matter, without giving effect to this Article V (such threshold being hereinafter referred to as the "Voting Limitation"), and the Corporation shall disregard any such votes purported to be cast in excess of the Voting Limitation; and (2) if any Person, either alone or together with its Related Persons, is party to any agreement, plan or other arrangement relating to shares of stock of the Corporation entitled to vote on any matter with any other Person, either alone or together with its Related Persons, under circumstances that would result in shares of stock of the Corporation that would be subject to such agreement, plan or other arrangement not being voted on any matter, or the withholding of any proxy relating thereto, where the effect of such agreement, plan or other arrangement would be to enable any Person, but for this Article V, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of stock of the Corporation that would exceed 10% of the then outstanding votes entitled to be cast on such matter (assuming that all shares of stock of the Corporation that are subject to such agreement, plan or other arrangement are not outstanding votes entitled to be cast on such matter) (the "Recalculated Voting Limitation"), then the Person, either alone or together with its Related Persons, shall not be entitled to vote or cause the voting of shares of stock of the Corporation beneficially owned by such Person, either alone or together with its Related Persons, in person or by proxy or through any voting agreement or other arrangement, to the extent that such shares represent in the aggregate more than the Recalculated Voting Limitation, and the Corporation shall disregard any such votes purported to be cast in excess of the Recalculated Voting Limitation.

        (B)  The Voting Limitation and the Recalculated Voting Limitation, as applicable, shall apply to each Person unless and until: (1) such Person shall have delivered to the Board a notice in writing, not less than 45 days (or such shorter period as the Board shall expressly consent to) prior to any vote, of such Person's intention, either alone or together with its Related Persons, to vote or cause the voting of shares of stock of the Corporation beneficially owned by such Person or its Related Persons, in person or by proxy or through any voting agreement or other arrangement, in excess of the Voting Limitation or the Recalculated Voting Limitation, as applicable; (2) the Board shall have resolved to expressly permit such voting; (3) such resolution shall have been filed with, and approved by, the U.S. Securities and Exchange Commission (the

"SEC") under Section 19(b) of the Exchange Act, and shall have become effective thereunder; and (4) such resolution shall have been filed with, and approved by, each European Regulator having appropriate jurisdiction and authority.

        (C)  Subject to its fiduciary obligations under applicable law, the Board shall not adopt any resolution pursuant to clause (2) of Section 1(B) of Article V unless the Board shall have determined that:

          (1)   the exercise of such voting rights or the entering into of such agreement, plan or other arrangement, as applicable, by such Person, either alone or together with its Related Persons, (a) will not impair the ability of any U.S. Regulated Subsidiary, the Corporation or NYSE Group (if and to the extent that NYSE Group continues to exist as a separate entity) to discharge their respective responsibilities under the Exchange Act and the rules and regulations thereunder, (b) will not impair the ability of any European Market Subsidiary, the Corporation or Euronext (if and to the extent that Euronext continues to exist as a separate entity) to discharge their respective responsibilities under the European Exchange Regulations and (c) is otherwise in the best interests of (i) the Corporation, (ii) its stockholders, (iii) the U.S. Regulated Subsidiaries and (iv) the European Market Subsidiaries;

          (2)   the exercise of such voting rights or the entering into of such agreement, plan or other arrangement, as applicable, by such Person, either alone or together with its Related Persons, will not impair (a) the SEC's ability to enforce the Exchange Act or (b) the European Regulators' ability to enforce the European Exchange Regulations;

          (3)   in the case of a resolution to approve the exercise of voting rights in excess of 20% of the then outstanding votes entitled to be cast on such matter, (a) neither such Person nor any of its Related Persons (i) is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act) (any such person subject to statutory disqualification being referred to in this document as a "U.S. Disqualified Person") or (ii) has been determined by a European Regulator to be in violation of laws or regulations adopted in accordance with the European Directive on Markets in Financial Instruments applicable to any European Market Subsidiary requiring such person to act fairly, honestly and professionally (any such person, failing to meet such standard being referred to in this document as a "European Disqualified Person"); (b) for so long as the Corporation directly or indirectly controls NYSE Arca, Inc. ("NYSE Arca") or NYSE Arca Equities, Inc. ("NYSE Arca Equities") or any facility of NYSE Arca, neither such Person nor any of its Related Persons is an ETP Holder (as defined in the NYSE Arca Equities rules of NYSE Arca, as such rules may be in effect from time to time) of NYSE Arca Equities (any such Person that is a Related Person of an ETP Holder shall hereinafter also be deemed to be an "ETP Holder" for purposes of this Certificate of Incorporation, as the context may require) or an OTP Holder or OTP Firm (each as defined in the rules of NYSE Arca, as such rules may be in effect from time to time) of NYSE Arca (any such Person that is a Related Person of an OTP Holder or OTP Firm shall hereinafter also be deemed to be an "OTP Holder" or "OTP Firm", as appropriate, for purposes of this Certificate of Incorporation, as the context may require); and (c) for so long as the Corporation directly or indirectly controls New York Stock Exchange LLC or NYSE Market, Inc., neither such Person nor any of its Related Persons is a "member" or "member organization" (as defined in the rules of New York Stock Exchange LLC, as such rules may be in effect from time to time) (any such Person that is a Related Person of such member or member organization shall hereinafter also be deemed to be a "Member" for purposes of this Certificate of Incorporation, as the context may require); and

          (4)   in the case of a resolution to approve the entering into of an agreement, plan or other arrangement under circumstances that would result in shares of stock of the Corporation that would be subject to such agreement, plan or other arrangement not being voted on any matter, or the withholding of any proxy relating thereto, where the effect of such agreement, plan or other arrangement would be to enable any Person, but for this Article V, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of stock of the

  Corporation that would exceed 20% of the then outstanding votes entitled to be cast on such matter (assuming that all shares of stock of the Corporation that are subject to such agreement, plan or other arrangement are not outstanding votes entitled to be cast on such matter), (a) neither such Person nor any of its Related Persons is (i) a U.S. Disqualified Person or (ii) a European Disqualified Person; (b) for so long as the Corporation directly or indirectly controls NYSE Arca or NYSE Arca Equities or any facility of NYSE Arca, neither such Person nor any of its Related Persons is an ETP Holder, OTP Holder or an OTP Firm; and (c) for so long as the Corporation directly or indirectly controls New York Stock Exchange LLC or NYSE Market, Inc., neither such Person nor any of its Related Persons is a Member.

        (D)  In making such determinations, the Board may impose such conditions and restrictions on such Person and its Related Persons owning any shares of stock of the Corporation entitled to vote on any matter as the Board may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of (1) the Exchange Act, (2) the European Exchange Regulations and (3) the governance of the Corporation.

        (E)  If and to the extent that shares of stock of the Corporation beneficially owned by any Person or its Related Persons are held of record by any other Person (the "Record Owner"), this Section 1 of Article V shall be enforced against such Record Owner by limiting the votes entitled to be cast by such Record Owner in a manner that will accomplish the Voting Limitation and the Recalculated Voting Limitation applicable to such Person and its Related Persons.

        (F)  This Section 1 of Article V shall not apply to (1) any solicitation of any revocable proxy from any stockholder of the Corporation by or on behalf of the Corporation or by any officer or director of the Corporation acting on behalf of the Corporation or (2) any solicitation of any revocable proxy from any stockholder of the Corporation by any other stockholder that is conducted pursuant to, and in accordance with, Regulation 14A promulgated pursuant to the Exchange Act (other than a solicitation pursuant to Rule 14a-2(b)(2) promulgated under the Exchange Act, with respect to which this Section 1 of Article V shall apply).

        (G)  For purposes of this Section 1 of Article V, no Person shall be deemed to have any agreement, arrangement or understanding to act together with respect to voting shares of stock of the Corporation solely because such Person or any of such Person's Related Persons has or shares the power to vote or direct the voting of such shares of stock as a result of (1) any solicitation of any revocable proxy from any stockholder of the Corporation by or on behalf of the Corporation or by any officer or director of the Corporation acting on behalf of the Corporation or (2) any solicitation of any revocable proxy from any stockholder of the Corporation by any other stockholder that is conducted pursuant to, and in accordance with, Regulation 14A promulgated pursuant to the Exchange Act (other than a solicitation pursuant to Rule 14a-2(b)(2) promulgated under the Exchange Act, with respect to which this Section 1 of Article V shall apply), except if such power (or the arrangements relating thereto) is then reportable under Item 6 of Schedule 13D under the Exchange Act (or any similar provision of a comparable or successor report).

        (H)  "European Exchange Regulations" shall have the meaning set forth in the Bylaws of the Corporation, as amended from time to time.

        (I)   "European Market Subsidiary" shall have the meaning set forth in the Bylaws of the Corporation, as amended from time to time.

        (J)   "European Regulated Market" shall have the meaning set forth in the Bylaws of the Corporation, as amended from time to time.

        (K)  "European Regulator" shall have the meaning set forth in the Bylaws of the Corporation, as amended from time to time.

        (L)  "Related Persons" shall mean with respect to any Person:

          (1)   any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Exchange Act);

          (2)   any other Person(s) with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the stock of the Corporation;

          (3)   in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of such Person and, in the case of a Person that is a partnership or a limited liability company, any general partner, managing member or manager of such Person, as applicable;

          (4)   in the case of a Person that is a "member organization" (as defined in the rules of New York Stock Exchange LLC, as such rules may be in effect from time to time), any "member" (as defined in the rules of New York Stock Exchange LLC, as such rules may be in effect from time to time) that is associated with such Person (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act);

          (5)   in the case of a Person that is an OTP Firm, any OTP Holder that is associated with such Person (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act);

          (6)   in the case of a Person that is a natural person, any relative or spouse of such natural Person, or any relative of such spouse who has the same home as such natural Person or who is a director or officer of the Corporation or any of its parents or subsidiaries;

          (7)   in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act), or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable;

          (8)   in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable;

          (9)   in the case of a Person that is a "member" (as defined in the rules of New York Stock Exchange LLC, as such rules may be in effect from time to time), the "member organization" (as defined in the rules of New York Stock Exchange LLC, as such rules may be in effect from time to time) with which such Person is associated (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act); and

          (10) in the case of a Person that is an OTP Holder, the OTP Firm with which such Person is associated (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act).

        (M) "U.S. Regulated Subsidiary" and "U.S. Regulated Subsidiaries" shall have the meanings set forth in the Bylaws of the Corporation, as amended from time to time.

        Section 2.    Ownership Concentration Limitation.

        (A)  Except as otherwise provided in this Section 2 of Article V, no Person, either alone or together with its Related Persons, shall be permitted at any time to own beneficially shares of stock of the Corporation representing in the aggregate more than 20% of the then outstanding votes entitled to be cast on any matter (the "Concentration Limitation").

        (B)  The Concentration Limitation shall apply to each Person unless and until: (1) such Person shall have delivered to the Board a notice in writing, not less than 45 days (or such shorter period as the Board shall expressly consent to) prior to the acquisition of any shares that would cause such Person (either alone or together with its Related Persons) to exceed the Concentration Limitation, of such Person's intention to acquire such ownership; (2) the Board shall have resolved to expressly permit such ownership; (3) such resolution shall have been filed with, and approved by, the SEC under Section 19(b) of the Exchange Act and shall have become effective thereunder; and (4) such resolution shall have been filed with, and approved by, each European Regulator having appropriate jurisdiction and authority.

        (C)  Subject to its fiduciary obligations under applicable law, the Board shall not adopt any resolution pursuant to clause (2) of Section 2(B) of this Article V unless the Board shall have determined that:

          (1)   such acquisition of beneficial ownership by such Person, either alone or together with its Related Persons, (a) will not impair the ability of any U.S. Regulated Subsidiaries, the Corporation or NYSE Group (if and to the extent that NYSE Group continues to exist as a separate entity) to discharge their respective responsibilities under the Exchange Act and the rules and regulations thereunder, (b) will not impair the ability of any of the European Market Subsidiaries, the Corporation or Euronext (if and to the extent that Euronext continues to exist as a separate entity) to discharge their respective responsibilities under the European Exchange Regulations and (c) is otherwise in the best interests of (i) the Corporation, (ii) its stockholders, (iii) the U.S. Regulated Subsidiaries and (iv) the European Market Subsidiaries;

          (2)   such acquisition of beneficial ownership by such Person, either alone or together with its Related Persons, will not impair (a) the SEC's ability to enforce the Exchange Act or (b) the European Regulators' ability to enforce the European Exchange Regulations. In making such determinations, the Board may impose such conditions and restrictions on such Person and its Related Persons owning any shares of stock of the Corporation entitled to vote on any matter as the Board may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of (i) the Exchange Act, (ii) the European Exchange Regulations and (iii) the governance of the Corporation;

          (3)   neither such Person nor any of its Related Persons is (a) a U.S. Disqualified Person or (b) a European Disqualified Person;

          (4)   for so long as the Corporation directly or indirectly controls NYSE Arca or NYSE Arca Equities or any facility of NYSE Arca, neither such Person nor any of its Related Persons is an ETP Holder or an OTP Holder or OTP Firm; and

          (5)   for so long as the Corporation directly or indirectly controls New York Stock Exchange LLC or NYSE Market, Inc., neither such Person nor any of its Related Persons is a Member.

        (D)  Unless the conditions specified in Section 2(B) of this Article V are met, if any Person, either alone or together with its Related Persons, at any time beneficially owns shares of stock of the Corporation in excess of the Concentration Limitation, such Person and its Related Persons shall be obligated to sell promptly, and the Corporation shall be obligated to purchase promptly, at a price equal to the par value of such shares of stock and to the extent funds are legally available therefor, that number of shares of stock of the Corporation necessary so that such Person, together with its Related Persons, shall beneficially own shares of stock of the Corporation representing in the aggregate no more than 20% of the then outstanding votes entitled to be cast on any matter, after taking into account that such repurchased shares shall become treasury shares and shall no longer be deemed to be outstanding.

        (E)  Nothing in this Section 2 of Article V shall preclude the settlement of transactions entered into through the facilities of New York Stock Exchange LLC; provided, however, that, if any Transfer of any shares of stock of the Corporation shall cause any Person, either alone or together with its Related Persons, at any time to beneficially own shares of stock of the Corporation in excess of the Concentration Limitation, such Person and its Related Persons shall be obligated to sell promptly, and the Corporation shall be obligated to purchase promptly, shares of stock of the Corporation as specified in Section 2(D) of this Article V.

        (F)  If any share of Common Stock shall be represented by a certificate, a legend shall be placed on such certificate to the effect that such share of Common Stock is subject to the Concentration Limitations as set in Section 2 of this Article V. If the shares of Common Stock shall be uncertificated, a notice of such restrictions and limitations shall be included in the statement of ownership provided to the holder of record of such shares of Common Stock.

        Section 3.    Procedure for Repurchasing Stock.

        (A)  In the event the Corporation shall repurchase shares of stock (the "Repurchased Stock") of the Corporation pursuant to any provision of Article IV or this Article V, notice of such repurchase shall be given by first class mail, postage prepaid, mailed not less than 5 business nor more than 60 calendar days prior to the repurchase date, to the holder of the Repurchased Stock, at such holder's address as the same appears on the stock register of the Corporation. Each such notice shall state: (1) the repurchase date; (2) the number of shares of Repurchased Stock to be repurchased; (3) the aggregate repurchase price, which shall equal the aggregate par value of such shares; and (4) the place or places where such Repurchased Stock is to be surrendered for payment of the aggregate repurchase price. Failure to give notice as aforesaid, or any defect therein, shall not affect the validity of the repurchase of Repurchased Stock. From and after the repurchase date (unless default shall be made by the Corporation in providing funds for the payment of the repurchase price), shares of Repurchased Stock which have been repurchased as aforesaid shall become treasury shares and shall no longer be deemed to be outstanding, and all rights of the holder of such Repurchased Stock as a stockholder of the Corporation (except the right to receive from the Corporation the repurchase price against delivery to the Corporation of evidence of ownership of such shares) shall cease. Upon surrender in accordance with said notice of evidence of ownership of Repurchased Stock so repurchased (properly assigned for transfer, if the Board shall so require and the notice shall so state), such shares shall be repurchased by the Corporation at par value.

        (B)  If and to the extent that shares of stock of the Corporation beneficially owned by any Person or its Related Persons are held of record by any other Person, this Article V shall be enforced against such Record Owner by requiring the sale of shares of stock of the Corporation held by such Record Owner in accordance with this Article V, in a manner that will accomplish the Concentration Limitation applicable to such Person and its Related Persons.

        Section 4.    Right to Information; Determinations by the Board.    The Board shall have the right to require any Person and its Related Persons that the Board reasonably believes (i) to be subject to the Voting Limitation or the Recalculated Voting Limitation, (ii) to own beneficially (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) shares of stock of the Corporation entitled to vote on any matter in excess of the Concentration Limitation, or (iii) to own beneficially (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) an aggregate of 5% or more of the then outstanding shares of stock of the Corporation entitled to vote on any matter, which ownership such Person, either alone or together with its Related Persons, has not reported to the Corporation, to provide to the Corporation, upon the Board's request, complete information as to all shares of stock of the Corporation beneficially owned by such Person and its Related Persons and any other factual matter relating to the applicability or effect of this Article V as may reasonably be requested of such Person and its Related Persons. Any constructions, applications or determinations made by the Board pursuant to Article V in good faith and on the basis of such information and assistance as was then reasonably available for such purpose shall be conclusive and binding upon the Corporation and its directors, officers and stockholders.

ARTICLE VI

BOARD OF DIRECTORS

        Section 1.    Powers of the Board—General.    The business and affairs of the Corporation shall be managed by or under the direction of the Board. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. The Board is authorized to adopt, amend or repeal Bylaws of the Corporation.

        Section 2.    Power to Call and Postpone Stockholder Meetings.

        (A)  Special meetings of stockholders of the Corporation may be called at any time by, but only by, (1) the Board acting pursuant to a resolution adopted by a majority of the Board, (2) the Chairman of the Board, (3) the Deputy Chairman of the Board, (4) the Chief Executive Officer of the Corporation or (4) the Deputy Chief Executive Officer of the Corporation, in each case, to be held at such date, time and place either within or without the State of Delaware as may be stated in the notice of the meeting.

        (B)  Any meeting of stockholders may be postponed by action of the Board at any time in advance of such meeting. The Board shall have the power to adopt such rules and regulations for the conduct of the meetings and management of the affairs of the Corporation as they may deem proper and the power to adjourn any meeting of stockholders without a vote of the stockholders, which powers may be delegated by the Board to the chairman of such meeting either in such rules and regulations or pursuant to the Bylaws of the Corporation.

        Section 3.    Number of Directors.    Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors shall be fixed from time to time exclusively by the Board as set forth in the Bylaws of the Corporation.

        Section 4.    Election of Directors.    The directors shall be elected by the stockholders at each annual meeting of stockholders (or any adjournment or continuation thereof) at which a quorum is present, to hold office until the next annual meeting of stockholders, but shall continue to serve despite the expiration of the director's term until their respective successors are duly elected and qualified. Elections of directors need not be by written ballot except and to the extent provided in the Bylaws of the Corporation.

        Section 5.    Removal of Directors.    Subject to the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock, any director, or the entire Board, may be removed from office at any time, with or without cause, by the holders of a majority of the votes entitled to be cast by the holders of the then-outstanding shares of the Corporation's capital stock entitled to vote in an election of directors, voting together as a single class.

        Section 6.    Vacancies.    Vacancies and newly created directorships resulting from any increase in the authorized number of directors or from any other cause (other than vacancies and newly created directorships which the holders of any class or classes of stock or series thereof are expressly entitled by this Certificate of Incorporation to fill) may be filled by, and only by, a majority of the directors then in office, although less than a quorum, or by the sole remaining director. Any director appointed to fill a vacancy or a newly created directorship shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

        Section 7.    Directors Selected by Holders of Preferred Stock.    Notwithstanding anything to the contrary contained in this Article VI, in the event that the holders of any class or series of Preferred Stock of the Corporation shall be entitled, voting separately as a class, to elect any directors of the Corporation, then the number of directors that may be elected by such holders voting separately as a class shall be in addition to the number of directors fixed pursuant to a resolution of the Board. Except as otherwise provided in the terms of such class or series, (a) the terms of the directors elected by such holders voting separately as a class shall expire at the annual meeting of stockholders next succeeding their election; and (b) any director or directors elected by such holders voting separately as a class may be removed, with or without cause, by the holders of a majority of the voting power of all outstanding shares of stock of the Corporation entitled to vote separately as a class in an election of such directors.

        Section 8.    Considerations of the Board.

        (A)  In taking any action, including action that may involve or relate to a change or potential change in the control of the Corporation, a director of the Corporation may consider, among other things, both the long-term and short-term interests of the Corporation and its stockholders and the effects that the

Corporation's actions may have in the short term or long term upon any one or more of the following matters:

          (1)   the prospects for potential growth, development, productivity and profitability of the Corporation and its subsidiaries;

          (2)   the current employees of the Corporation or its subsidiaries;

          (3)   the employees of the Corporation or its subsidiaries and other beneficiaries receiving or entitled to receive retirement, welfare or similar benefits from or pursuant to any plan sponsored, or agreement entered into, by the Corporation or its subsidiaries;

          (4)   the customers and creditors of the Corporation or its subsidiaries;

          (5)   the ability of the Corporation and its subsidiaries to provide, as a going concern, goods, services, employment opportunities and employment benefits and otherwise to contribute to the communities in which they do business;

          (6)   the potential impact on the relationships of the Corporation or its subsidiaries with regulatory authorities and the regulatory impact generally; and

          (7)   such other additional factors as a director may consider appropriate in such circumstances.

        (B)  Nothing in this Section 8 of Article VI shall create any duty owed by any director, officer or employee of the Corporation to any Person to consider, or afford any particular weight to, any of the foregoing matters or to limit his or her consideration to the foregoing matters. No employee, former employee, beneficiary, customer, creditor, community or regulatory authority or member thereof shall have any rights against any director, officer or employee of the Corporation or the Corporation under this Section 8 of Article VI.

ARTICLE VII

OFFICER AND DIRECTOR DISQUALIFICATION

        No person that is (A) a U.S. Disqualified Person or (B) a European Disqualified Person, may be a director or officer of the Corporation.

ARTICLE VIII

STOCKHOLDER ACTION

        Section 1.    No Action by Written Consent.    Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

        Section 2.    Quorum.    At each meeting of stockholders of the Corporation, except where otherwise required by law or this Certificate of Incorporation, the holders of a majority of the voting power of the outstanding shares of stock of the Corporation entitled to vote on a matter at the meeting, present in person or represented by proxy, shall constitute a quorum (it being understood that any shares in excess of the Voting Limitation or the Recalculated Voting Limitation shall not be counted as present at the meeting and shall not be counted as outstanding shares of stock of the Corporation for purposes of determining whether there is a quorum, unless and only to the extent that the Voting Limitation or the Recalculated Voting Limitation, as applicable, shall have been duly waived pursuant to Section 1 or Section 2 of Article V). For purposes of the foregoing, where a separate vote by class or classes is required for any matter, the holders of a majority of the voting power of the outstanding shares of such class or classes entitled to vote, present in person or represented by proxy, shall constitute a quorum to take action with respect to that vote on that matter. In the absence of a quorum of the holders of any class of stock of the Corporation entitled to vote on a matter, the meeting of such class may be adjourned from time to time until a quorum of such class shall be so present or represented. Shares of its own capital stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity, provided, further, that any such shares of the Corporation's own capital stock held by it in a fiduciary capacity shall be voted by the person presiding over any vote in the same proportions as the shares of capital stock held by the other stockholders are voted (including any abstentions from voting).

        If this Certificate of Incorporation provides for more or less than one vote for any share of stock of the Corporation on any matter or to the extent a stockholder is prohibited pursuant to this Certificate of Incorporation from casting votes with respect to any shares of stock of the Corporation, every reference in the Bylaws of the Corporation to a majority or other proportion of shares of stock of the Corporation shall refer to such majority or other proportion of the aggregate votes of such shares of stock, taking into account any greater or lesser number of votes as a result of the foregoing.

        Section 3.    Amendment of Bylaws.    Stockholders may amend or repeal the Bylaws of the Corporation only pursuant to Section 10.10(B) of the Bylaws.

ARTICLE IX

DIRECTOR LIABILITY

        A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director of the Corporation, except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL as currently in effect or as the same may hereafter be amended.

        No amendment, modification or repeal of this Article IX shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment, modification or repeal.

ARTICLE X

AMENDMENTS TO CERTIFICATE OF INCORPORATION

        The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in any manner now or hereafter permitted by law, and all rights conferred upon stockholders herein are granted subject to this reservation. Notwithstanding any other provision of this Certificate of Incorporation, (A) the affirmative vote of not less than eighty percent (80%) of the votes entitled to be cast by holders of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend in any respect or repeal Section 4 of Article IV, Article V, Section 2, 6 or 8 of Article VI, Article VIII or clause (A) of this Article X of this Certificate of Incorporation (other than any amendment or repeal of any definition in this Certificate of Incorporation as a result of an amendment or repeal of any definition in the Bylaws of the Corporation), (B) for so long as this Corporation shall control, directly or indirectly, any European Market Subsidiary, before any amendment or repeal of any provision of the Certificate of Incorporation of the Corporation shall be effective, such amendment or repeal shall be submitted to the boards of directors of the European Market Subsidiaries and, if any or all of such boards of directors shall determine that such amendment or repeal must be filed with, or filed with and approved by, a European Regulator under European Exchange Regulations before such amendment or repeal may be effectuated, then such amendment or repeal shall not be effectuated until filed with, or filed with and approved by, the relevant European Regulator(s); and (C) for so long as this Corporation shall control, directly or indirectly, any of the U.S. Regulated Subsidiaries, before any amendment or repeal of any provision of the Certificate of Incorporation of this Corporation shall be effective, such amendment or repeal shall be submitted to the boards of directors of New York Stock Exchange LLC, NYSE Market, Inc., NYSE Regulation, Inc., NYSE Arca and NYSE Arca Equities (or the boards of directors of their successors), and if any or all of such boards of directors shall determine that such amendment or repeal must be filed with or filed with and approved by the SEC under Section 19 of the Exchange Act and the rules promulgated thereunder before such amendment or repeal may be effectuated, then such amendment or repeal shall not be effectuated until filed with or filed with and approved by the SEC, as the case may be.

ARTICLE XI

ENFORCEABILITY

        If any provision of this Certificate of Incorporation is held to be illegal, invalid or unenforceable, (A) such provision shall be construed in such a manner to be legal, valid and enforceable to the maximum extent permitted under applicable law; (B) the legality, validity and enforceability of the remaining provisions of this Certificate of Incorporation shall not be affected or impaired thereby, and (C) the illegality, invalidity or unenforceability of a provision in a particular jurisdiction shall not invalidate or render illegal, invalid or unenforceable such provision in any other jurisdiction.

ARTICLE XII

AUTOMATIC REPEAL OF CERTAIN PROVISIONS

        Section 1.    If, (A) after a period of six (6) months following the exercise of a Euronext Call Option, the Foundation shall continue to hold any ordinary shares of Euronext, or the securities of one or more subsidiaries of Euronext that, when taken together, represent a substantial portion of Euronext's business, (B) after a period of six (6) months following the exercise of a Euronext Call Option, the Foundation shall continue to hold any Priority Shares of Euronext, or the priority shares or similar securities of one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext's business or (C) at any time, NYSE Euronext no longer holds a direct or indirect Controlling Interest in Euronext, or in one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext's business, then each of clause (4) of Section 1(B) of Article V, clauses (1)(b), (1)(c)(iv), (2)(b), (3)(a)(ii) and (4)(a)(ii) of Section 1(C) of Article V, clause (2) of Section 1(D) of Article V, Sections 1(H), 1(I), 1(J) and 1(K) of Article V, clause (4) of Section 2(B) of Article V, clauses (1)(b), (1)(c)(iv), (2)(b), (2)(ii) and (3)(b) of Section 2(C) of Article V, clause (B) of Article VII and clause (B) of Article X shall automatically and without further action be deleted and become void and be of no further force and effect; provided, however, that, in the case of clause (B) of this Section 1 of Article XII, such provisions shall be deleted and become void only if and to the extent that the Board of Directors of the Corporation shall approve of such deletion by resolution adopted by a majority of the directors then in office.

        Section 2.    For the purposes of this Article XII:

          (A)  A "Controlling Interest" shall have the meaning set forth in the Bylaws of the Corporation, as amended from time to time.

          (B)  "Euronext Call Option" shall have the meaning set forth in the Bylaws of the Corporation, as amended from time to time.

          (C)  "Foundation" shall have the meaning set forth in the Bylaws of the Corporation, as amended from time to time.

          (D)  "Priority Shares" shall have the meaning set forth in the Bylaws of the Corporation, as amended from time to time.

ARTICLE XIII

EFFECTIVE TIME

        This Certificate of Incorporation shall be effective as of [    •    ] on [    •    ].

        IN WITNESS WHEREOF, NYSE Euronext has caused this Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer on                        ,                         .

NYSE EURONEXT
By

Name:
Title:

Annex F

AMENDED AND RESTATED
BYLAWS
OF
NYSE EURONEXT
Incorporated under the Laws of the State of Delaware
Dated as of                        ,

ARTICLE I.

OFFICES AND RECORDS

        Section 1.1    Registered Office.    The registered office of NYSE Euronext (the "Corporation") in the State of Delaware shall be established and maintained at the office of National Registered Agents, Inc., 160 Greentree Drive, in the City of Dover, Suite 101, County of Kent, State of Delaware 19904, and the National Registered Agents, Inc. shall be the registered agent of the Corporation in charge thereof.

        Section 1.2    Other Offices.    The Corporation may have such other offices, either within or without the State of Delaware, at such places as the Board of Directors may from time to time designate or as the business of the Corporation may from time to time require.

        Section 1.3    Books and Records.    The books and records of the Corporation may be kept outside the State of Delaware at such place or places as may from time to time be designated by the Board of Directors.

ARTICLE II.

STOCKHOLDERS

        Section 2.1    Annual Meetings.    An annual meeting of stockholders for the election of directors, and for such other business as may be stated in the notice of the meeting, shall be held at such place, either within or without the State of Delaware, and at such time and date as the Board of Directors, by resolution, shall determine and as set forth in the notice of the meeting. At each annual meeting, the stockholders entitled to vote shall elect a Board of Directors and they may transact such other corporate business as shall be stated in the notice of the meeting.

        Section 2.2    Special Meetings.    Special meetings of stockholders may be called at any time by, and only by, (1) the Board of Directors acting pursuant to a resolution adopted by a majority of the directors, (2) the Chairman of the Board of Directors, (3) the Deputy Chairman of the Board of Directors, (4) the Chief Executive Officer or (5) the Deputy Chief Executive Officer, in each case, to be held at such date, time and place either within or without the State of Delaware as may be stated in the notice of the meeting.

        Section 2.3    Notice of Meetings.    Written notice, stating the place, day and hour of the meeting and the general nature of the business to be considered, shall be given to each stockholder entitled to vote thereat, at his or her address as it appears on the records of the Corporation, not less than ten (10) days nor more than sixty (60) days before the date of the meeting, except as otherwise provided herein or required by the Delaware General Corporation Law (the "DGCL"). If mailed, such notice shall be deemed to have been given when deposited in the United States mail with postage thereon prepaid, addressed to the stockholder at such stockholder's address as it appears on the records of the Corporation. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Any previously scheduled meeting of the stockholders may be postponed, canceled or adjourned by resolution of the Board of Directors at any time in advance of the date previously scheduled for such meeting.

        Section 2.4    Quorum and Adjournment.    Except as otherwise provided by law or by the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"), the holders of a majority of the votes entitled to be cast by the holders of all of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. The chairman of the meeting or the holders of a majority of the votes so represented may adjourn the meeting from time to time, whether or not there is such a quorum. No notice of the time and place of adjourned meetings need be given except as required by law. At any such adjourned meeting at which the requisite amount of stock entitled to vote shall be represented, any business may be transacted that might have been transacted at the meeting as originally noticed, but only those stockholders entitled to vote at the meeting as originally noticed shall be entitled to vote at any adjournment or adjournments thereof. The stockholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

        Section 2.5    Organization.    Meetings of stockholders shall be presided over by such person or persons as the Board of Directors may have designated or, in the absence of such person, the Chairman or Deputy Chairman of the Board of Directors, if any, or in the absence of a Chairman or Deputy Chairman of the Board of Directors by the Chief Executive Officer or Deputy Chief Executive Officer, or in the absence of a Chief Executive Officer or Deputy Chief Executive Officer by an Executive Vice President, or in the absence of an Executive Vice President, by a chairman chosen at the meeting. A Corporate Secretary, or in the absence of a Corporate Secretary an Assistant Corporate Secretary, shall act as secretary of the meeting, but in the absence of a Corporate Secretary and any Assistant Corporate Secretary, the chairman of the meeting may appoint any person to act as secretary of the meeting.

        The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to adjourn a meeting of stockholders without a vote of stockholders and to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting and are not inconsistent with any rules or regulations adopted by the Board of Directors pursuant to the provisions of the Certificate of Incorporation, including the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof and the opening and closing of the voting polls for each item upon which a vote is to be taken.

        Section 2.6    Inspectors of Elections; Opening and Closing the Polls.    Prior to any meeting of stockholders, the Board of Directors, the Chairman of the Board of Directors, the Deputy Chairman of the Board of Directors, the Chief Executive Officer or the Deputy Chief Executive Officer or any other officer designated by the Board of Directors shall appoint one or more inspectors, who shall have the powers and duties set forth in Section 231 of the DGCL as currently in effect or as the same may hereafter be amended or replaced, which inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives, to act at such meeting and make a written report thereof and may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act or is able to act at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall have the duties prescribed by law. The chairman of the meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

        Section 2.7    Voting; Proxies.    Unless otherwise provided in the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power, regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with a Corporate Secretary. Voting at meetings of stockholders need not be by written ballot unless so directed by the chairman of the meeting or the Board of Directors. Subject to Section 3.2 of these Bylaws (unless such Section is suspended or has become void and of no force and effect as provided for under Section 10.11 of these Bylaws), directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. In all other matters, unless otherwise required by law, the Certificate of Incorporation or these Bylaws, a majority of the votes cast for or against the matter at the meeting by stockholders entitled to vote on the subject matter shall be the act of the stockholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority (or, in the case of an election of directors, a plurality) of the votes cast for or against the matter at the meeting by stockholders in that class or classes entitled to vote on the subject matter shall be the act of such class or classes, except as otherwise required by law, the Certificate of Incorporation or these Bylaws.

        Section 2.8    Stockholders Record Date.    In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may, except as otherwise required by the DGCL, fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date: (1) in the case of determination of stockholders entitled to vote at any meeting of stockholders or adjournment thereof, shall, unless otherwise required by law, not be more than sixty nor less than ten days before the date of such meeting and (2) in the case of any other action, shall not be more than sixty days prior to such other action. If no record date is fixed: (1) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held and (2) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

        Section 2.9    List of Stockholders Entitled to Vote.    A complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, with the address of each, and the number of shares held by each, shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, at the principal place of business of the Corporation or at such other location as specified in the notice of the meeting. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is entitled to be present.

        Section 2.10    Advance Notice of Stockholder Nominees for Director and Other Stockholder Proposals.

          (A)    Annual Meetings of Stockholders.

                  (1)    Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the Corporation's notice of meeting, (b) by or at the direction of the Board of Directors or (c) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in this Section 2.10, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.10.

                  (2)    For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (A)(1) of this Section 2.10, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action. For nominations, such notice must include the documentation necessary to determine whether the nominee is a U.S. Person or a European Person as of the date of such notice. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14a-11 thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner and (ii) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner.

                  (3)    Notwithstanding anything in the second sentence of paragraph (A)(2) of this Bylaw to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least 70 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

          (B)    Special Meetings of Stockholders.    Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (1) by or at the direction of the Board of Directors or (2) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this Bylaw, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this Bylaw. In the event that the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation's notice of meeting, if the stockholder's notice required by paragraph (A)(2) of this Bylaw shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of a stockholder's notice as described above.

          (C)    General.

                  (1)    Only such persons who are nominated in accordance with the procedures set forth in this Bylaw shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Bylaw. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Bylaw and, if any proposed nomination or business is not in compliance with this Bylaw, to declare that such defective proposal or nomination shall not be presented for stockholder action and shall be disregarded.

                  (2)    For purposes of this Bylaw, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the U.S. Securities and Exchange Commission (the "SEC") pursuant to Section 13, 14 or 15(d) of the Exchange Act.

                  (3)    Notwithstanding the foregoing provisions of this Bylaw, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Bylaw. Nothing in this Bylaw shall be deemed to affect any rights (a) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (b) of the holders of any series of Preferred Stock to elect directors under specified circumstances.

          Section 2.11    No Stockholder Action by Written Consent.    Subject to the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

ARTICLE III.

BOARD OF DIRECTORS

        Section 3.1    General Powers.    The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors on the Board of Directors as of immediately after the Effective Time (as defined in the Combination Agreement, dated as of June 1, 2006, as amended and restated as of November 24, 2006 the "Combination Agreement"), by and among the Corporation, NYSE Group, Inc. ("NYSE Group"), Euronext N.V. (including any successor thereto, "Euronext") and Jefferson Merger Sub, Inc.) shall be twenty-two (22); provided that the size of the Board of Directors may be changed and fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by two-thirds of the directors then in office. In addition to the powers and authorities expressly conferred upon them by these Bylaws, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders. A director need not be a stockholder.

        Section 3.2    Certain Qualifications for the Board of Directors.

        (A)  In any election of directors, and subject to Section 3.4 of these Bylaws, the nominees whom shall be elected to the Board of Directors shall be nominees who receive the highest number of votes such that, immediately after such election, (1) U.S. Persons as of such election shall constitute at least half of, but no more than the smallest number of directors that will constitute a majority of, the directors on the Board of Directors, and (2) European Persons as of such election shall constitute the remainder of the directors on the Board of Directors. Any nominee who is not elected in accordance with this Section 3.2(A) of these Bylaws shall not be qualified to serve as a director and therefore shall not be elected to serve as a director. A "European Person" shall mean, as of the date of his or her most recent election or appointment as a director, any person whose domicile as of such date is and for the immediately preceding twenty-four (24) months shall have been a country in Europe. A "U.S. Person" shall mean, as of the date of his or her most recent election or appointment as a director any person whose domicile as of such date is and for the immediately preceding twenty-four (24) months shall have been the United States.

        (B)  For each meeting of stockholders at which directors are elected, the Nominating and Governance Committee of the Board of Directors shall nominate, and the Board of Directors shall propose, a slate of directors who, if elected, would meet the requirements of Section 3.2(A) of these Bylaws.

        (C)  In the event that Section 3.2(A) shall be suspended or become void pursuant to Section 10.11(A) or 10.11(B), then (in the case of a suspension as provided for under Section 10.11(A), only so long as such suspension shall remain in effect) the number of directors on the Board of Directors shall be fixed from time to time pursuant to a resolution adopted by a majority of the directors then in office.

        Section 3.3    Certain Qualifications for the Chairman and Chief Executive Officer.    Either (1) the Chairman of the Board of Directors shall be a U.S. Person and the Chief Executive Officer shall be a European Person, in each case, as of the most recent election of directors, or (2) the Chairman of the Board of Directors shall be a European Person and the Chief Executive Officer shall be a U.S. Person, in each case, as of the most recent election of directors.

        Section 3.4    Independence Requirements.    The Chief Executive Officer of the Corporation and Deputy Chief Executive Officer may be members of the Board of Directors. All members of the Board of Directors, other than the Chief Executive Officer and the Deputy Chief Executive Officer, shall satisfy the independence requirements for directors of the Corporation, as modified and amended by the Board of Directors from time to time. The Chief Executive Officer and Deputy Chief Executive Officer shall be recused from acts of the Board of Directors, whether it is acting as the Board of Directors or as a committee of the Board of Directors, with respect to acts of any committee of the Board of Directors that is required to be comprised solely of directors that satisfy the independence requirements of the Corporation, as modified and amended by the Board of Directors from time to time.

        Section 3.5    Election; Term of Office; Resignation.    Each director shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any director may resign at any time upon written notice to the Board of Directors. Such resignation shall take effect at the time specified therein (and if no time be specified, at the time of its receipt by the Board of Directors) and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective.

        Section 3.6    Vacancies.    Any vacancy on the Board of Directors resulting from death, retirement, resignation, disqualification or removal from office or other cause, as well as any vacancy resulting from an increase in the number of directors which occurs between annual meetings of the stockholders at which directors are elected, shall be filled only by a majority vote of the remaining directors then in office, though less than a quorum, or by the sole remaining director (and not by stockholders, unless there shall be no remaining directors), upon the recommendation of the Nominating and Governance Committee of the Board of Directors. If a vacancy results from the death, retirement, resignation, disqualification or removal from office of a U.S. Person or European Person as of the most recent election of directors, then the director chosen to fill such vacancy shall be a U.S. Person or European Person, respectively, as of the date of the appointment of such person as a director. If one or more vacancies shall result from an increase in the number of directors between annual meetings of the stockholders at which directors are elected, then such vacancies shall be filled by a majority vote of the remaining directors then in office; provided that, after filling any such vacancy, (1) U.S. Persons as of the date of their most recent election or appointment as a director shall constitute at least half of, and no more than the smallest number of directors that will constitute a majority of, the directors on the Board of Directors, and (2) European Persons as of the date of their most recent election or appointment as a director shall constitute the remainder of the directors on the Board of Directors. The directors chosen to fill any vacancies shall hold office for a term expiring at the end of the next annual meeting of stockholders, but shall continue to serve despite the expiration of the director's term until his or her successor shall have been elected and qualified. No decrease in the number of directors constituting the Board of Directors shall shorten or eliminate the term of any incumbent director. Whenever the holders of any class or classes of stock or series thereof are entitled by the Certificate of Incorporation to elect one or more directors, vacancies and newly created directorships of such class or classes or series may be filled by, and only by, a majority of the directors elected by such class or classes or series then in office, or by the sole remaining director so elected. If the office of any director becomes vacant and there are no remaining directors, the stockholders, by the affirmative vote of the holders of shares constituting a majority of the voting power of the Corporation, at a special meeting called for such purpose, may appoint any qualified person to fill such vacancy.

        Section 3.7    Removal.    Subject to the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock, any director, or the entire Board of Directors, may be removed from office at any time, with or without cause, by the holders of a majority of the votes entitled to be cast by the holders of the then-outstanding shares of the Corporation's capital stock entitled to vote in an election of directors, voting together as a single class.

        Section 3.8    Meetings.    The newly elected directors may hold their first meeting for the purpose of organization and the transaction of business, if a quorum be present, immediately after the annual meeting of the stockholders; or the time and place of such meeting may be fixed by consent of all the Directors. Regular meetings of the Board of Directors may be held without notice at such places and times as shall be determined from time to time by resolution of the Board of Directors. Regular meetings of the Board of Directors shall be held with substantially equal frequency in the United States and Europe. Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by a Chairman of the Board, the Deputy Chairman of the Board, the Chief Executive Officer, Deputy Chief Executive Officer or a majority of the directors then in office, and shall be held at such place or places as may be determined by the Board of Directors.

        Section 3.9    Notice.    Notice of any special meeting of directors shall be given to each director at his business or residence in writing by hand delivery, first-class or overnight mail or courier service, facsimile transmission, email or other electronic transmission or orally by telephone not later than twenty-four (24) hours prior to such meeting. If mailed by first-class mail, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least four (4) days before such meeting; provided, that, any notice sent by U.S. mail to an address outside of the United States will also be sent by overnight mail or courier service to such director. If by overnight mail or courier service, such notice shall be deemed adequately delivered when the notice is delivered to the overnight mail or courier service company at least twenty-four (24) hours before such meeting; provided, that, any notice sent by U.S. mail to an address outside of the United States will also be sent by overnight mail or courier service to such director. If by facsimile transmission, email or other electronic transmission, such notice shall be deemed adequately delivered when the notice is transmitted at least twenty-four (24) hours before such meeting. If by telephone or by hand delivery, the notice shall be given at least twenty-four (24) hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting. A meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Section 10.3 of these Bylaws.

        Section 3.10    Participation in Meetings by Conference Telephone Permitted.    Members of the Board of Directors, or any committee designated by the Board, shall be entitled to participate in a meeting of the Board or of such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Bylaw shall constitute presence in person at such meeting.

        Section 3.11    Quorum; Vote Required for Action.    At each meeting of the Board of Directors, a whole number of directors equal to at least a majority of the total number of directors constituting the entire Board of Directors (including any vacancies) shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board unless the Certificate of Incorporation or these Bylaws shall require a vote of a greater number. The directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum. In case at any meeting of the Board a quorum shall not be present, the members or a majority of the members of the Board present may adjourn the meeting from time to time until a quorum shall be present.

        Section 3.12    Organization.    Meetings of the Board of Directors shall be presided over by the Chairman of the Board of Directors, if any, or in the absence of a Chairman of the Board of Directors, by the Deputy Chairman of the Board, or in the absence of both the Chairman and the Deputy Chairman of the Board, a chairman chosen at the meeting; provided, however, that, if the Chairman of the Board of Directors or Deputy Chairman of the Board of Directors is also the Chief Executive Officer or Deputy Chief Executive Officer, he or she shall not participate in executive sessions of the Board of Directors. If the Chairman of the Board of Directors is not the Chief Executive Officer or Deputy Chief Executive Officer, he or she shall act as a liaison officer between the Board of Directors and the Chief Executive Officer and Deputy Chief Executive Officer. A Corporate Secretary, or in the absence of a Corporate Secretary an Assistant Corporate Secretary, shall act as secretary of the meeting, but in the absence of a Corporate Secretary and any Assistant Corporate Secretary the chairman of the meeting may appoint any person to act as secretary of the meeting.

        Section 3.13    Action by Directors Without a Meeting.    Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or of such committee, as the case may be, then in office consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee.

        Section 3.14    Compensation of Directors.    Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any director from serving the Corporation or any of its parents or subsidiaries in any other capacity and receiving compensation for such service.

        Section 3.15    Considerations of the Board.

        (A)  In discharging his or her responsibilities as a member of the Board, each director also must, to the fullest extent permitted by applicable law, take into consideration the effect that the Corporation's actions would have on the ability of:

                (1)    the European Market Subsidiaries to carry out their responsibilities under the European Exchange Regulations as operators of European Regulated Markets;

                (2)    the U.S. Regulated Subsidiaries to carry out their responsibilities under the Exchange Act; and

                (3)    the U.S. Regulated Subsidiaries, NYSE Group (if and to the extent that NYSE Group continues to exist as a separate entity) and the Corporation (a) to engage in conduct that fosters and does not interfere with the ability of the U.S. Regulated Subsidiaries, NYSE Group (if and to the extent that NYSE Group continues to exist as a separate entity) and the Corporation to prevent fraudulent and manipulative acts and practices in the securities markets; (b) to promote just and equitable principles of trade in the securities markets; (c) to foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; (d) to remove impediments to and perfect the mechanisms of a free and open market in securities and a U.S. national securities market system; and (e) in general, to protect investors and the public interest.

        (B)  In discharging his or her responsibilities as a member of the Board or as an officer or employee of the Corporation, each such director, officer or employee shall (1) comply with the U.S. federal securities laws and the rules and regulations thereunder, (2) comply with the European Exchange Regulations and the rules and regulations thereunder, (3) cooperate with the SEC, (4) cooperate with the European Regulators, (5) cooperate with the U.S. Regulated Subsidiaries pursuant to and, to the extent of, their regulatory authority and (6) cooperate with the European Market Subsidiaries pursuant to and, to the extent of, their regulatory authority.

        (C)  Nothing in this Section 3.15 shall create any duty owed by any director, officer or employee of the Corporation to any Person to consider, or afford any particular weight to, any of the foregoing matters or to limit his or her consideration to the foregoing matters. No employee, former employee, beneficiary, customer, creditor, community or regulatory authority or member thereof shall have any rights against any director, officer or employee of the Corporation or the Corporation under this Section 3.15.

ARTICLE IV.

COMMITTEES

        Section 4.1    Committees of the Board of Directors.    The Board of Directors may from time to time designate one or more committees of the Board of Directors, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board of Directors and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any committee and any alternate member in his or her place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may by unanimous vote appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member. Subject to the requirements of Section 4.4 of these Bylaws (unless such section has been suspended or become void and of no force and effect as provided for under Section 10.11 of these Bylaws), the Board of Directors shall have power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee. Nothing herein shall be deemed to prevent the Board of Directors from appointing one or more committees consisting in whole or in part of persons who are not directors of the Corporation; provided, however, that no such committee shall have or may exercise any authority of the Board of Directors.

        Section 4.2    Committee Procedures.    Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law. A majority of any committee may fix the time and place of its meetings, unless the Board of Directors shall otherwise provide. Adequate provision shall be made for notice of such meetings to be given to members of the committees.

        Section 4.3    Committee Rules.    Unless the Board of Directors otherwise provides, each committee designated by the Board may adopt, amend and repeal rules for the conduct of its business. In the absence of a provision by the Board or a provision in the rules of such committee to the contrary, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business unless the committee shall consist of one (1) or two (2) members, in which event one (1) member shall constitute a quorum. The vote of a majority of the members present at a meeting at the time of such vote if a quorum is then present shall be the act of such committee. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of such committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

        Section 4.4    Nominating and Governance Committee.    The Nominating and Governance Committee of the Board of Directors shall be comprised of an equal number of U.S. Persons (as determined as of their most recent election or appointment as directors) and European Persons (as determined as of their most recent election or appointment as directors).

ARTICLE V.

OFFICERS; EMPLOYEES

        Section 5.1    Officers and Chairmen; Election or Appointment.    The Board of Directors shall take such action as may be necessary from time to time to ensure that the Corporation has such officers as are necessary, under this Section 5.1 of these Bylaws and the DGCL as currently in effect or as the same may hereafter be amended, to enable it to sign stock certificates. In addition, the Board of Directors at any time and from time to time may elect (1) a Chairman of the Board of Directors from among its members, (2) a Deputy Chairman of the Board of Directors from among its members, (3) a Chief Executive Officer, a Deputy Chief Executive Officer, one or more Presidents and/or one or more Chief Financial Officers, (4) one or more Executive Vice Presidents, one or more Corporate Secretaries and/or (5) one or more other officers, in the case of each of (1), (2), (3), (4) and (5) if and to the extent the Board deems desirable. The Board of Directors may give any officer such further designations or alternate titles as it considers desirable. In addition, the Board of Directors at any time and from time to time may authorize any officer of the Corporation to appoint one or more officers of the kind described in clauses (4) and (5) above. Any number of offices may be held by the same person and directors may hold any office unless the Certificate of Incorporation or these Bylaws otherwise provide.

        Section 5.2    Term of Office; Resignation; Removal; Vacancies.    Unless otherwise provided in the resolution of the Board of Directors electing or authorizing the appointment of any officer, each officer shall hold office until his or her successor is elected or appointed and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Board or to such person or persons as the Board may designate. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board may remove any officer with or without cause at any time. Any officer authorized by the Board to appoint a person to hold an office of the Corporation may also remove such person from such office with or without cause at any time, unless otherwise provided in the resolution of the Board providing such authorization. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board at any regular or special meeting or by an officer authorized by the Board to appoint a person to hold such office.

        Section 5.3    Powers and Duties.    The officers of the Corporation shall have such powers and duties in the management of the Corporation as shall be stated in these Bylaws or in a resolution of the Board of Directors which is not inconsistent with these Bylaws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board. The Board may require any officer, agent or employee to give security for the faithful performance of his or her duties.

ARTICLE VI.

STOCK CERTIFICATES AND TRANSFERS

        Section 6.1    Certificates; Uncertificated Shares.    The shares of stock in the Corporation shall be represented by certificates; provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to any such shares represented by a certificate theretofore issued until such certificate is surrendered to the Corporation. If shares of stock in the Corporation are certificated, any signature on such certificates may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. Certificates representing shares of stock of the Corporation may bear such legends regarding restrictions on transfer or other matters as any officer or officers of the Corporation may determine to be appropriate and lawful.

        If the Corporation is authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, provided that, except as otherwise required by law, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of such class or series of stock and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated shares of any class or series of stock, the Corporation shall send to the registered owner thereof a written notice containing the information required by law to be set forth or stated on certificates representing shares of such class or series or a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of such class or series and the qualifications, limitations or restrictions of such preferences and/or rights.

        Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

        Section 6.2    Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates.    No certificate for shares of stock in the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or stolen, except on production of such evidence of such loss, destruction or theft and on delivery to the Corporation of a bond of indemnity in such amount, upon such terms and secured by such surety, as the Board of Directors or any financial officer may in its or his discretion require.

        Section 6.3    Transfer of Shares.    The shares of stock of the Corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives, and upon such transfer the old certificates shall be surrendered to the Corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers, or to such other person as the Board of Directors may designate, by whom they shall be cancelled, and new certificates shall thereupon be issued. A record shall be made of each transfer and whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer.

ARTICLE VII.

JURISDICTION

        Section 7.1    Submission to Jurisdiction of U.S. Courts and the SEC.    The Corporation, its directors and officers, and those of its employees whose principal place of business and residence is outside of the United States shall be deemed to irrevocably submit to the jurisdiction of the U.S. federal courts and the SEC for the purposes of any suit, action or proceeding pursuant to the U.S. federal securities laws and the rules and regulations thereunder, commenced or initiated by the SEC arising out of, or relating to, the activities of the U.S. Regulated Subsidiaries (and shall be deemed to agree that the Corporation may serve as the U.S. agent for purposes of service of process in such suit, action or proceeding), and the Corporation and each such director, officer or employee, in the case of any such director, officer or employee by virtue of his acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the SEC, that such suit, action or proceeding is an inconvenient forum or that the venue of such suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in or by such courts or agency.

        Section 7.2    Submission to Jurisdiction of European Regulators.    The Corporation, its directors and officers and employees shall be deemed to irrevocably submit to the jurisdiction of the European Regulators and to courts in the capital city of the country of each such regulator for the purposes of any suit, action or proceeding pursuant to the European Exchange Regulations and the rules and regulations thereunder, commenced or initiated by the European Regulators arising out of, or relating to, the activities of the European Market Subsidiaries, and the Corporation and each such director, officer or employee, in the case of any such director, officer or employee by virtue of his acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the European Regulators, that such suit, action or proceeding is an inconvenient forum or that the venue of such suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in or by such courts or regulator.

        Section 7.3    Certain Definitions.

        (A)  "Euronext College of Regulators" means (1) the Committee of Chairmen of the French Financial Market Authority (Autorité des Marchés Financiers), the Netherlands Authority for the Financial Markets (Autoriteit Financiele Markten), the Belgian Banking, Finance, and Insurance Commission (Commission Bancaire, Financière, et des Assurances), the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários—CMVM), and the U.K. Financial Services Authority (FSA), pursuant to the Memoranda of Understanding, dated March 3, 2003 and March 22, 2001, and (2) a successor body thereto created to include a European Regulator that regulates a European Market Subsidiary.

        (B)  "European Exchange Regulations" shall mean (1) laws providing for the regulation of securities exchanges in France, the Netherlands, Belgium, Portugal and the United Kingdom and (2) following the formation or acquisition by Euronext of any European Regulated Market not owned and operated by Euronext as of the Effective Time (as defined in the Combination Agreement), laws providing for the regulation of securities exchanges in the jurisdiction in which such European Regulated Market operates; provided that (a) the formation or acquisition of such European Regulated Market shall have been approved by the Board of Directors of the Corporation and (b) the jurisdiction in which such European Regulated Market operates is represented in the Euronext College of Regulators.

        (C)  "European Regulated Market" means each "regulated market" (as defined by the European Directive on Markets in Financial Instruments 2004/39 EC) in Europe that (1) is owned and operated by Euronext and was owned and operated by Euronext as of the Effective Time (as defined in the Combination Agreement); or (2) is formed or acquired by Euronext after the Effective Time (as defined in the Combination Agreement); provided that, in the case of clause (2), the formation or acquisition of such European Regulated Market shall have been approved by the Board of Directors of the Corporation and the jurisdiction in which such European Regulated Market operates is represented in the Euronext College of Regulators.

        (D)  "European Regulator" shall mean any of the Euronext College of Regulators, the Dutch Minister of Finance, the French Minister of the Economy, the French Financial Market Authority (Autorité des Marchés Financiers), the Netherlands Authority for the Financial Markets (Autoriteit Financiele Markten), the Belgian Banking, Finance, and Insurance Commission (Commission Bancaire, Financière, et des Assurances), the French Committee of Credit Establishments and Investment Undertakings (Comité des Etablissements de Crédit et des Enterprises d'Investissement—CECEI), the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários—CMVM), the U.K. Financial Services Authority (FSA), or any other governmental securities regulator in any European country where the Corporation or any European Market Subsidiary operates a European Regulated Market, in each case only to the extent that it has authority and jurisdiction in the particular context.

        (E)  "European Market Subsidiary" (and collectively, the "European Market Subsidiaries") shall mean any "market operator" (as defined by the European Directive on Markets in Financial Instruments 2004/39 EC) that is (1) owned by Euronext as of the Effective Time (as defined in the Combination Agreement) and continues to be owned directly or indirectly by the Corporation; or (2) acquired by Euronext after the Effective Time (as defined in the Combination Agreement); provided that, in the case of clause (2), the acquisition of such entity shall have been approved by the Board of Directors of the Corporation and the jurisdiction in which such European Market Subsidiary operates is represented in the Euronext College of Regulators.

        (F)  "Europe" shall mean (1) any and all of the jurisdictions in which Euronext or any of its subsidiaries operates a European Regulated Market, (2) any member state of the European Economic Area as of the Effective Time (as defined in the Combination Agreement) and any state that becomes a member of the European Economic Area after the Effective Time (as defined in the Combination Agreement), and (3) Switzerland.

        (G)  "U.S. Regulated Subsidiaries" shall mean New York Stock Exchange LLC, NYSE Market, Inc., NYSE Regulation, Inc., NYSE Arca, L.L.C., NYSE Arca, Inc. and NYSE Arca Equities, Inc. (and each, a "U.S. Regulated Subsidiary").

ARTICLE VIII.

CONFIDENTIAL INFORMATION

        Section 8.1    Limits on Disclosure.    To the fullest extent permitted by applicable law, all confidential information that shall come into the possession of the Corporation pertaining to:

        (A)  the self-regulatory function of New York Stock Exchange LLC, NYSE Market, Inc., NYSE Regulation, Inc., NYSE Arca, Inc. and NYSE Arca Equities, Inc. (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of any of the U.S. Regulated Subsidiaries (the "U.S. Subsidiaries' Confidential Information"); or

        (B)  the self-regulatory function of any of the European Market Subsidiaries under the European Exchange Regulations as operator of a European Regulated Market (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of the European Market Subsidiaries (the "European Subsidiaries' Confidential Information"); in each case, shall (x) not be made available to any Persons (other than as provided in Sections 8.2 and 8.3 of these Bylaws) other than to those officers, directors, employees and agents of the Corporation that have a reasonable need to know the contents thereof; (y) be retained in confidence by the Corporation and the officers, directors, employees and agents of the Corporation; and (z) not be used for any commercial purposes.

        Section 8.2    Certain Disclosure Permitted.    Notwithstanding Section 8.1 of these Bylaws, nothing in these Bylaws shall be interpreted so as to limit or impede:

        (A)  the rights of the SEC or any of the U.S. Regulated Subsidiaries to have access to and examine such U.S. Subsidiaries' Confidential Information pursuant to the U.S. federal securities laws and the rules and regulations thereunder;

        (B)  the rights of the European Regulators or any of the European Market Subsidiaries to have access to and examine such European Subsidiaries' Confidential Information pursuant to the European Exchange Regulations; or

        (C)  the ability of any officers, directors, employees or agents of the Corporation to disclose (1) the U.S. Subsidiaries' Confidential Information to the SEC or the U.S. Regulated Subsidiaries or (2) the European Subsidiaries' Confidential Information to the European Regulators or the European Market Subsidiaries.

        Section 8.3    Inspection.    The Corporation's books and records shall be subject at all times to inspection and copying by:

        (A)  the SEC;

        (B)  each of the European Regulators;

        (C)  any U.S. Regulated Subsidiary; provided that such books and records are related to the operation or administration of such U.S. Regulated Subsidiary or any other U.S. Regulated Subsidiary over which such U.S. Regulated Subsidiary has regulatory authority or oversight; and

        (D)  any European Market Subsidiary; provided that such books and records are related to the operation or administration of such European Market Subsidiary or any European Regulated Market over which such European Market Subsidiary has regulatory authority or oversight.

        Section 8.4    Subject to Section 8.6 of these Bylaws, the Corporation's books and records related to U.S. Regulated Subsidiaries shall be maintained within the United States. For so long as the Corporation directly or indirectly controls any U.S. Regulated Subsidiary, the books, records, premises, officers, directors and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors and employees of such U.S. Regulated Subsidiaries for purposes of and subject to oversight pursuant to the Exchange Act.

        Section 8.5    Subject to Section 8.6 of these Bylaws, the Corporation's books and records related to European Market Subsidiaries shall be maintained within the home jurisdiction of one or more European Market Subsidiaries. For so long as the Corporation directly or indirectly controls any European Market Subsidiary, the books, records, premises, officers, directors and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors and employees of such European Market Subsidiaries for purposes of and subject to oversight pursuant to the European Exchange Regulations.

        Section 8.6    If and to the extent that any of the Corporation's books and records may relate to both European Market Subsidiaries and U.S. Regulated Subsidiaries, the Corporation shall be entitled to maintain such books and records either in the home jurisdiction of one or more European Market Subsidiaries or in the United States.

ARTICLE IX.

COMPLIANCE WITH SECURITIES LAWS; OTHER CONSIDERATIONS

        Section 9.1    The Corporation shall comply with the U.S. federal securities laws and the rules and regulations thereunder and shall cooperate with the SEC and the U.S. Regulated Subsidiaries pursuant to and to the extent of their respective regulatory authority, and shall take reasonable steps necessary to cause its agents to cooperate, with the SEC and, where applicable, the U.S. Regulated Subsidiaries pursuant to their regulatory authority.

        Section 9.2    The Corporation shall comply with the European Exchange Regulations and the rules and regulations thereunder and shall cooperate with the European Regulators pursuant to and to the extent of their respective regulatory authority, and shall take reasonable steps necessary to cause its agents to cooperate, with the European Regulators pursuant to their regulatory authority.

        Section 9.3    The Corporation shall take reasonable steps necessary to cause its officers, directors and employees, prior to accepting a position as an officer, director or employee, as applicable, of the Corporation to consent in writing to the applicability to them of Articles VII and VIII and Sections 3.15 and 9.4 of these Bylaws, as applicable, with respect to their activities related to any U.S. Regulated Subsidiary.

        Section 9.4    The Corporation, its directors, officers and employees shall give due regard to the preservation of the independence of the self-regulatory function of the U.S. Regulated Subsidiaries (to the extent of each U.S. Regulated Subsidiary's self-regulatory function) and to its obligations to investors and the general public, and shall not take any actions that would interfere with the effectuation of any decisions by the board of directors or managers of the U.S. Regulated Subsidiaries relating to their regulatory responsibilities (including enforcement and disciplinary matters) or that would interfere with the ability of the U.S. Regulated Subsidiaries to carry out their respective responsibilities under the Exchange Act.

        Section 9.5    The Corporation, its directors, officers and employees shall give due regard to the preservation of the independence of the self-regulatory function of the European Market Subsidiaries (to the extent of each European Market Subsidiaries' self-regulatory function) and to its obligations to investors and the general public, and shall not take any actions that would interfere with the effectuation of any decisions by the board of directors or managers of the European Market Subsidiaries relating to their regulatory responsibilities (including enforcement and disciplinary matters) or that would interfere with the ability of the European Market Subsidiaries to carry out their respective regulatory responsibilities under the European Exchange Regulations.

        Section 9.6    No stockholder, employee, former employee, beneficiary, customer, creditor, community, regulatory authority or member thereof shall have any rights against the Corporation or any director, officer or employee of the Corporation under this Article IX.

ARTICLE X.

MISCELLANEOUS

        Section 10.1    Fiscal Year.    The fiscal year of the Corporation shall be determined by the Board of Directors.

        Section 10.2    Seal.    The Corporation may have a corporate seal which shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors. The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

        Section 10.3    Waiver of Notice of Meetings of Stockholders, Directors and Committees.    Whenever notice is required to be given by law or under any provision of the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.

        Section 10.4    Contracts.    Except as otherwise required by law, the Certificate of Incorporation or these Bylaws, any contracts or other instruments may be executed and delivered in the name and on the behalf of the Corporation by such officer or officers of the Corporation as the Board of Directors may from time to time direct. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, the Deputy Chairman of the Board, the Chief Executive Officer, the Deputy Chief Executive Officer, the President or any Vice President may execute bonds, contracts, deeds, leases and other instruments to be made or executed for or on behalf of the Corporation. Subject to any restrictions imposed by the Board of Directors or the Chairman of the Board, the Deputy Chairman of the Board, the Chief Executive Officer, the Deputy Chief Executive Officer, the President or any Vice President of the Corporation may delegate contractual powers to others under his jurisdiction, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

        Section 10.5    Proxies.    Unless otherwise provided by resolution adopted by the Board of Directors, the Chairman of the Board, the Deputy Chairman of the Board, the Chief Executive Officer, the Deputy Chief Executive Officer, the President or any Vice President may from time to time appoint an attorney or attorneys or agent or agents of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other corporation, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other corporation, or to consent in writing, in the name of the Corporation as such holder, to any action by such other corporation, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such written proxies or other instruments as he may deem necessary or proper in the premises.

        Section 10.6    Indemnification and Insurance.

        (A)  Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer or employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, to the fullest extent permitted by law, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, amounts paid or to be paid in settlement, and excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (C) of this Section 10.6, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board. The right to indemnification conferred in this Section 10.6 shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the DGCL requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section 10.6 or otherwise. The Corporation may, by action of the Board, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers. For purposes of this Bylaw, the term "Corporation" shall include any predecessor of the Corporation and any constituent corporation (including any constituent of a constituent) absorbed by the Corporation in a consolidation or merger.

        (B)  To obtain indemnification under this Section 10.6, a claimant shall submit to the Corporation a written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant is entitled to indemnification. Upon written request by a claimant for indemnification pursuant to the first sentence of this paragraph (B), a determination, if required by applicable law, with respect to the claimant's entitlement thereto shall be made as follows: (1) if requested by the claimant, by Independent Counsel (as hereinafter defined), or (2) if no request is made by the claimant for a determination by Independent Counsel, (i) by the Board of Directors by a majority of the Disinterested Directors (as hereinafter defined), even though less than a quorum, or (ii) by a committee of Disinterested Directors designated by majority vote of the Disinterested Directors, even if less than a quorum, or (iii) if there are no Disinterested Directors, or if a majority of the Disinterested Directors so directs, by Independent Counsel in a written opinion to the Board of Directors, a copy of which shall be delivered to the claimant, or (iv) if a majority of the Disinterested Directors so directs, by the stockholders of the Corporation. In the event that the determination of entitlement to indemnification is to be made by Independent Counsel at the request of the claimant, the Independent Counsel shall be selected by the Board of Directors unless there shall have occurred within two years prior to the date of the commencement of the action, suit or proceeding for which indemnification is claimed a "Change of Control," in which case the Independent

Counsel shall be selected by the claimant unless the claimant shall request that such selection be made by the Board of Directors. If it is so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within 10 days after such determination.

        (C)  If a claim under paragraph (A) of this Section 10.6 is not paid in full by the Corporation within thirty (30) days after a written claim pursuant to paragraph (B) of this Section 10.6 has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standard of conduct that makes it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, Independent Counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, Independent Counsel or stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

        (D)  If a determination shall have been made pursuant to paragraph (B) of this Section 10.6 that the claimant is entitled to indemnification, the Corporation shall be bound by such determination in any judicial proceeding commenced pursuant to paragraph (C) of this Section 10.6.

        (E)  The Corporation shall be precluded from asserting in any judicial proceeding commenced pursuant to paragraph (C) of this Section 10.6 that the procedures and presumptions of this Bylaw are not valid, binding and enforceable and shall stipulate in such proceeding that the Corporation is bound by all the provisions of this Bylaw.

        (F)  The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Bylaw shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise. No repeal or modification of this Bylaw shall in any way diminish or adversely affect the rights of any director, officer, employee or agent of the Corporation hereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

        (G)  The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL. To the extent that the Corporation maintains any policy or policies providing such insurance, each such director or officer, and each such agent or employee to which rights to indemnification have been granted as provided in paragraph (H) of this Section 10.6, shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage thereunder for any such director, officer, employee or agent.

        (H)  The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to be paid by the Corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any employee or agent of the Corporation to the fullest extent of the provisions of this Section 10.6 with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

        (I)   If any provision or provisions of this Section 10.6 shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (1) the validity, legality and enforceability of the remaining provisions of this Section 10.6 (including, without limitation, each portion of any paragraph of this Section 10.6 containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (2) to the fullest extent possible, the provisions of this Section 10.6 (including, without limitation, each such portion of any paragraph of this Section 10.6 containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

        (J)   For purposes of this Section 10.6:

                (1)    "Disinterested Director" means a director of the Corporation who is not and was not a party to the matter in respect of which indemnification is sought by the claimant.

                (2)    "Independent Counsel" means a law firm, a member of a law firm, or an independent practitioner, that is experienced in matters of corporation law and shall include any person who, under the applicable standards of professional conduct then prevailing, would not have a conflict of interest in representing either the Corporation or the claimant in an action to determine the claimant's rights under this Section 10.6.

                (3)    "Change of Control" means the first to occur of:

                        (I)    The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either (A) the then-outstanding shares of common stock of the Corporation (the "Outstanding Common Stock") or (B) the combined voting power of the then-outstanding voting securities of the Corporation entitled to vote generally in the election of directors (the "Outstanding Voting Securities"); provided, however, that the following acquisitions shall not constitute a Change of Control: (i) any acquisition directly from the Corporation, (ii) any acquisition by the Corporation, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Corporation or any affiliated corporation; or (iv) any acquisition by any corporation pursuant to a transaction which complies with clauses (A), (B) and (C) of subsection (III);

                        (II)    Any transaction as a result of which the individuals who, prior to the commencement of the transaction or the efforts to consummate the same, constituted the Board of Directors (the "Incumbent Board") cease in connection with the transaction to constitute at least a majority of the Board of Directors; provided, however, that any individual becoming a director whose election, or nomination for election by the Corporation's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board of Directors;

                        (III)    Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Corporation or any of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the Corporation, or the acquisition of assets or stock of another entity by the Corporation or any of its subsidiaries (each, a "Business Combination"), in each case unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Common Stock and the Outstanding Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the

Corporation resulting from such Business Combination (including, without limitation, a corporation that, as a result of such transaction, owns the Corporation or all or substantially all of the Corporation's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Common Stock and the Outstanding Voting Securities, as the case may be, (B) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Corporation or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 50% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the Board of Directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

                        (IV)    Approval by the stockholders of the Corporation of a complete liquidation or dissolution of the Corporation.

        (K)  Any notice, request or other communication required or permitted to be given to the Corporation under this Section 10.6 shall be in writing and either delivered in person or sent by telecopy, telex, telegram, overnight mail or courier service, or certified or registered mail, postage prepaid, return receipt requested, to the Secretary of the Corporation and shall be effective only upon receipt by the Secretary.

        Section 10.7    Form of Records.    Unless otherwise required by applicable law, any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

        Section 10.8    Laws and Regulations; Close of Business.    For purposes of these Bylaws, any reference to a statute, rule or regulation of any governmental body means such statute, rule or regulation (including any successor thereto) as the same currently exists or may be amended from time to time. Any reference in these Bylaws to the close of business on any day shall be deemed to mean 5:00 P.M., New York time, on such day, whether or not such day is a business day.

        Section 10.9    Certain Extraordinary Transactions.    The affirmative vote of at least two-thirds of the directors then in office shall be required for (1) the consummation of any Extraordinary Transaction, or (2) the execution by the Corporation or any of its subsidiaries of a definitive agreement providing for an Extraordinary Transaction. An "Extraordinary Transaction" shall mean any of the following: (a) the direct or indirect acquisition, sale or disposition by the Corporation or any of its subsidiaries of assets or equity securities where the consideration received in respect of such assets or equity securities has a fair market value, measured as of the date of the execution of the definitive agreement providing for such acquisition, sale or disposition (or, if no definitive agreement is executed for such acquisition, sale or disposition, the date of the consummation of such acquisition, sale or disposition), in excess of 30% of the aggregate equity market capitalization of the Corporation as of such date; (b) a merger or consolidation of the Corporation or any of its subsidiaries with any entity with an aggregate equity market capitalization (or, if such entity's equity securities shall not be traded on a securities exchange, with a fair market value of assets), measured as of the date of the execution of the definitive agreement providing for such merger or consolidation (or, if no definitive agreement is executed for such merger or consolidation, the date of the consummation of such merger or consolidation), in excess of 30% of the aggregate equity market capitalization of the Corporation as of such date; or (c) any direct or indirect acquisition by the Corporation or any of its subsidiaries of assets or equity securities of an entity whose principal place of business is outside of the

United States and Europe, or any merger or consolidation of the Corporation or any of its subsidiaries with an entity whose principal place of business is outside of the United States and Europe, pursuant to which the Corporation has agreed that one or more directors of the Board of Directors of the Corporation shall be a person who is neither a U.S. Person nor a European Person as of the most recent election of directors; provided, however, that none of the transactions contemplated by the Combination Agreement, including the Merger, the Offer and the Post-Closing Reorganization (each as defined in the Combination Agreement), shall constitute an Extraordinary Transaction.

        Section 10.10    Amendment of Bylaws.

        (A)    By the Board.

                (1)    These Bylaws may be amended or repealed, and new Bylaws may be adopted at any time, by a majority of the Board of Directors, except as set forth in Section 10.10(A)(2) of these Bylaws (unless such section has become void as provided for under Section 10.11(B) of these Bylaws).

                (2)    None of Section 3.1, 3.2, 3.3, 3.6, 3.9, 3.10, 3.15, 4.4, 7.3(F), 10.9, 10.10(A) or 10.10(B) of these Bylaws may be amended or repealed, and no new bylaw that contradicts these sections may be adopted, by the Board of Directors, other than pursuant to an affirmative vote of not less than two-thirds of the directors then in office.

        (B)  By Stockholders.    Stockholders of the Corporation may amend or repeal any Bylaw; provided that notice of the proposed change was given in the notice of the stockholders meeting at which such action is to be taken and, provided, further, that in addition to any vote of the holders of any class or series of stock of the Corporation required by law or the Certificate of Incorporation:

                (1)    the affirmative vote of the holders of not less than 80% of the votes entitled to be cast by the holders of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal Section 3.1, 3.2, 3.3, 3.6, 3.9, 3.10, 3.15, 4.4, 7.3(F), 10.9, 10.10(A) or 10.10(B) of these Bylaws; and

                (2)    the affirmative vote of the holders of a majority of the votes entitled to be cast by the holders of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal any other Section of these Bylaws.

        (C)  Notwithstanding paragraphs (A) and (B) of this Section 10.10, (1) for so long as the Corporation shall control, directly or indirectly, any European Market Subsidiary, before any amendment or repeal of any provision of these Bylaws shall be effective, such amendment or repeal shall be submitted to the boards of directors of the European Market Subsidiaries and, if any or all of such boards of directors shall determine that such amendment or repeal must be filed with or filed with and approved by a European Regulator under European Exchange Regulations before such amendment or repeal may be effectuated, then such amendment or repeal shall not be effectuated until filed with or filed with and approved by the relevant European Regulator(s); and (2) for so long as the Corporation shall control, directly or indirectly, any of New York Stock Exchange LLC, NYSE Market, Inc., NYSE Regulation, Inc., NYSE Arca, L.L.C., NYSE Arca, Inc. or NYSE Arca Equities, Inc., before any amendment or repeal of any provision of these Bylaws shall be effective, such amendment or repeal shall be submitted to the boards of directors of New York Stock Exchange LLC, NYSE Market, Inc., NYSE Regulation, Inc., NYSE Arca, Inc. and NYSE Arca Equities, Inc., and if any or all of such boards of directors shall determine that such amendment or repeal must be filed with or filed with and approved by the SEC under Section 19 of the Exchange Act and the rules promulgated thereunder before such amendment or repeal may be effectuated, then such amendment or repeal shall not be effectuated until filed with or filed with and approved by the SEC, as the case may be.

        Section 10.11    Automatic Suspension and Revocation of Certain Provisions.

        (A)  Immediately following the exercise of a Euronext Call Option, and for so long as the Foundation shall continue to hold any Priority Shares or ordinary shares of Euronext, or the voting securities of one or more of the subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext's business, then each of the second sentence of Section 2.10(A)(2), the second and third sentences of Section 3.6, the third sentence of Section 3.8 and Sections 3.2(A), 3.2(B), 3.3, 3.15(A)(1), 3.15(B)(2), 3.15(B)(4), 3.15(B)(6), 4.4, 7.2, 8.1(B), 8.2(B), 8.2(C)(2), 8.3(B), 8.3(D), 8.5, 9.2, 9.5 and 10.9 of these Bylaws shall be suspended and be of no force and effect.

        (B)  If, (1) after a period of six (6) months following the exercise of a Euronext Call Option, the Foundation shall continue to hold any ordinary shares of Euronext, or the securities of one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext's business, (2) after a period of six (6) months following the exercise of a Euronext Call Option, the Foundation shall continue to hold any Priority Shares of Euronext, or the priority shares or similar securities of one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext's business or (3) at any time, NYSE Euronext no longer holds a direct or indirect Controlling Interest in Euronext, or in one or more subsidiaries of Euronext that, taken together, represent a substantial portion of Euronext's business, then each of the second sentence of Section 2.10(A)(2), the second and third sentences of Section 3.6, the third sentence of Section 3.8 and Sections 3.2(A), 3.2(B), 3.3, 3.15(A)(1), 3.15(B)(2), 3.15(B)(4), 3.15(B)(6), 4.4, 7.2, 7.3(A), 7.3(B), 7.3(C), 7.3(D), 7.3(E), 7.3(F), 8.1(B), 8.2(B), 8.2(C)(2), 8.3(B), 8.3(D), 8.5, 9.2, 9.5, 10.9, 10.10(A)(2), 10.10(B)(1) and 10.10(C)(1) of these Bylaws, shall automatically and without further action become void and be of no further force and effect, and any directors and officers of NYSE Euronext that are European Persons shall resign or be removed from their offices; provided, however, that, in the case of clause (2) of this Section 10.11(B), such provisions shall be deleted and become void only if and to the extent that the Board of Directors of the Corporation shall approve of such deletion by resolution adopted by a majority of the directors then in office.

        (C)  For the purposes of this Section 10.11:

                (1)    A "Controlling Interest" in any entity shall mean fifty percent (50%) or more of both (1) the then-outstanding shares of each class of voting securities of such entity and (2) the combined voting power of the then-outstanding voting securities of the such entity entitled to vote generally in the election of directors.

                (2)    "Euronext Call Option" shall have the meaning set forth in the Articles of Formation of the Foundation.

                (3)    "Foundation" shall mean Stichting NYSE Euronext, a foundation ("stichting") organized under the laws of The Netherlands, formed by the Corporation on [    •    ].

                (4)    "Priority Shares" shall have the meaning set forth in the Articles of Formation of the Foundation.

Annex G

[HOULIHAN LOKEY HOWARD & ZUKIN LETTERHEAD]

Supervisory Board
Euronext N.V.
Postbus 19163
1000 GD Amsterdam
The Netherlands

Paris, 4 January 2007

Dear Sirs,

        We refer to our independent valuation report, a copy of which is attached hereto as Schedule A (the "Report"), which was presented and provided to the Supervisory Board meeting of Euronext N.V. ("Euronext") held on 23 November 2006 for the purpose of its decision on the mixed cash and exchange offer for all of the shares of Euronext N.V. in circulation (the "Offer"), that will be filed by NYSE Euronext with the Autorité des marchés financiers (the "AMF").

        A critical analysis of the valuation work effected by the presenting banks of NYSE Euronext, Citigroup Global Markets Limited, Société Générale Corporate & Investment Banking and JP Morgan is set forth in Annex B hereto.

        The conclusions of this letter are subject to all of the qualifications, assumptions and other limitations contained in the Report.

        Based upon and subject to all of the matters referred to in our Report, we have updated the analysis set forth in the Report and it is our opinion that as of the date of this letter, the Offer Consideration to be offered to Euronext shareholders taken as a whole, is fair to such shareholders from a financial point of view.

Yours faithfully,
 Houlihan Lokey Howard & Zukin (Europe) Limited

/s/ JEAN-FLORENT RÉROLLE Jean-Florent Rérolle Managing Director

/s/ FRANÇOIS FAURE François Faure Managing Director

Houlihan Lokey Howard & Zukin (Europe) Limited, Paris Branch Paris    •    15/17, rue Auber     •    75009 Paris    •    RCS Paris 483 265 013    •     Tél: +33 1 75 00 14 00    •    Fax: +33 1 75 00 14 99 Affiliated Locations: London Frankfurt Los Angeles New York Chicago San Francisco Minneapolis Washington, D.C. Dallas Atlanta Succursale de Houlihan Lokey Howard & Zukin (Europe) Limited     •    Agréée par la Financial Services Authority Société immatriculée en Angleterre, No. 4285073. Siège Social: 83 Pall Mall, London SW1Y 5ES.

SCHEDULE A

Exchange Offer for Euronext Shares

INDEPENDENT VALUATION REPORT

Houlihan Lokey Howard & Zukin (Europe) Limited

(Article 261-1 through 262-2 of the General Regulations of the Autorité des marchés financiers)

        We understand that Euronext N.V., a company established under the laws of the Netherlands, the registered office of which is located at Beursplein 5, 1012 JW Amsterdam ("Euronext" or the "Company"), NYSE Group, Inc., a Delaware corporation ("NYSE Group"), NYSE Euronext, Inc., a Delaware corporation ("NYSE Euronext"), and a newly formed subsidiary of NYSE Euronext ("Merger Sub"), have entered into a Combination Agreement dated as of June 1, 2006 (the "Combination Agreement") whereby Euronext plans to combine with NYSE Group (the "Transaction").

        We understand that pursuant to the Combination Agreement, (i) NYSE Group will merge into Merger Sub with each share of NYSE Group common stock converting into the right to receive one share of NYSE Euronext common stock, and (ii) NYSE Euronext will file a mix-and-match exchange offer (the "Offer") with the French Autorité des marchés financiers (the "AMF") to acquire all outstanding Euronext shares (each a "Euronext Share" and holder of a Euronext Share, a "Euronext Shareholder").

        We understand that, pursuant to Section 1(a) of the Combination Agreement, following approval by the AMF of the terms of the Offer and a tender offer prospectus ("Note d'information") (the "Tender Offer Prospectus"), NYSE Euronext will commence, within the meaning of the General Regulations of the AMF (the "General Regulations"), the Offer to exchange each Euronext Share for (i) 0.980 shares of common stock, par value $0.01 per share, of NYSE Euronext (the "Stock Portion of the Offer Consideration") and (ii) €21.32 in cash (the "Cash Portion of the Offer Consideration," and together with the Stock Portion of the Offer Consideration, the "Offer Consideration") (subject to Euronext Shareholders' right to make elections to receive, subject to proration, all cash or all stock) upon the terms as described in the Combination Agreement.

        This Report (the "Report") is furnished solely for the use and benefit of the Supervisory Board of Euronext (the "Supervisory Board") in connection with its consideration of the Offer and is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent.

        We will deliver either an update of the Report or a bring-down letter together with the Report (the "Bring-Down Letter") for inclusion in the response prospectus ("Note en Réponse") to be filed by Euronext with the AMF pursuant to Article 231-26 of the General Regulations and the Banking Finance and Insurance Commission of Belgium.

        We are acting as an expert solely under Article 261-1 et seq. of the General Regulations and not with respect to any other foreign laws or regulations.

        The Report, and the opinion contained herein, do not in any way constitute a recommendation by us to any Euronext Shareholder as to how any Euronext Shareholder or any other person should vote or act on any matters relating to the Transaction or the Offer.

        The Offer Consideration was determined through arm's-length negotiations between Euronext and NYSE Group. We did not recommend any specific Offer consideration to the Supervisory Board or advise the Supervisory Board that any specific Offer consideration constituted the only appropriate offer consideration.

1.     Presentation of Houlihan Lokey

        Houlihan, Lokey, Howard & Zukin, Inc., headquartered in Los Angeles, California, USA, is the parent undertaking of a group of companies which provides investment banking services with over 700 employees in twelve offices in the United States, Europe and Asia (the "Houlihan Lokey Group").

        The Houlihan Lokey Group was founded in 1970 and specializes in the following areas of expertise: fairness opinions, mergers and acquisitions and restructuring.

  •
  The Houlihan Lokey Group has been ranked number one provider of Mergers & Acquisitions fairness opinions for six consecutive years according to the Mergers & Acquisitions Journal (over 450 fairness opinions rendered over the past 10 years); and

  •
  The Houlihan Lokey Group was ranked number one Mergers & Acquisitions advisor for US transactions under $750 million in 2005 by Thomson Financial.

        Houlihan Lokey Howard & Zukin (Europe) Limited ("Houlihan Lokey") is incorporated in England and Wales under the Companies Act 1985 with registered number 4285073 and registered office 83 Pall Mall, London SW1Y 5ES. Houlihan Lokey is a wholly-owned subsidiary of Houlihan, Lokey, Howard & Zukin, Inc., the ultimate parent undertaking of which is ORIX Corporation, an integrated financial services group based in Tokyo, Japan and listed on the Tokyo and New York Stock Exchanges.

        Houlihan Lokey is regulated and authorized by the U.K. Financial Services Authority ("FSA") (FSA firm reference number 208153) to conduct regulated activity which we have been carrying on since May 2002. Following receipt of our authorization Houlihan Lokey has been conducting certain regulated activity in France on a cross-border basis by virtue of an Investment Services Directive (Council Directive 93/22/EC) ("ISD") "passport" (arising by virtue of application of Article 14 of the ISD), and in 2005 formally opened a branch in Paris again using the ISD passport mechanism. The address of our branch in Paris is 15/17, rue Auber, 75009 Paris, France.

2.     List of Certain Assignments Carried out by the Houlihan Lokey Group Over the Last 12 months

        Over the last 12 months prior to the date of our designation by Euronext, Houlihan Lokey has carried out the following independent valuation assignment in France within the meaning of Article 261-1 et seq. of the General Regulations:

Date of Opinion	Type of assignment	Target company	Offeror
Apr. 2006	Fairness Opinion (attestation d'équité) for the buy-out offer and mandatory squeeze-out (offre publique de retrait suivie d'un retrait obligatoire)	Unilog S.A.	LogicaCMG UK Limited

        Furthermore, over approximately the last four quarters prior to the date of our designation by Euronext, the Houlihan Lokey Group has carried out, among others, the following fairness opinions in which it received a fixed and not a contingent fee:

Date of Opinion	Type of assignment	Target company	Offeror
Dec. 2005	Second Fairness Opinion	Arden Realty Inc.	GE Capital Real Estate
Jan. 2006	Second Fairness Opinion	GTECH Holdings Corporation	Lottomatica SpA
Jan. 2006	Fairness Opinion	Access Pharmaceutical-Oral Care Business	Uluru, Inc.
Feb. 2006	Fairness Opinion	Evans & Sutherland-Simulation Assets	Rockwell Collins
Mar. 2006	Fairness Opinion	CDX Gas, LLC	The TCW Group Inc.
Mar. 2006	Fairness Opinion	Morton Industrial Group, Inc.	Management & Brazos Private Equity Partners
Mar. 2006	Fairness Opinion	Capital Title Group Inc.	LandAmerica Financial Group
Mar. 2006	Fairness Opinion	Sequenom, Inc.	Investor Group
Apr. 2006	Fairness Opinion	Surgis Inc.	United Surgical Partners
May 2006	Fairness Opinion	The Sportsman's Guide, Inc.	Redcats USA Inc.
May 2006	Fairness Opinion	Crosstex Energy LP	MLP and affiliates
May 2006	Second Fairness Opinion	NES Rental Holdings, Inc.	Diamond Castle
June 2006	Second Fairness Opinion	Albertsons Inc.	Investor Group
June 2006	Fairness Opinion	Mississippi Belle Riverboat Casino	Private Investor
June 2006	Fairness Opinion	CFC International, Inc.	Illinois Tool Works Inc.

3.     Certificate of Independence

        For purposes of Article 261-4(II) of the General Regulations, we have relied upon and assumed, without independent verification, the accuracy and completeness of (i) the list of companies controlled by Euronext and NYSE Group within the meaning of Article L. 233-3 of the French Commercial Code over the eighteen-month period preceding the date of our designation and (ii) the list of advisers to Euronext and NYSE Group on the Offer, both of which were made available to us by Euronext.

        Based upon and subject to the foregoing, we hereby certify, for purposes of Article 261-4(II) of the General Regulations, the absence of any past, present or future ties, known to us, with Euronext and NYSE Group and their respective advisers susceptible of affecting our independence and the objectivity of our judgment during the exercise of the mandate as defined in the Report.

        In the past, the Houlihan Lokey Group and its affiliates may have provided investment banking and other financial services to Euronext and NYSE Group, or their respective affiliates or any other party that may be involved in the Transaction, for which they have received or may have received compensation.

        We have identified the situation described below as possibly falling within the scope of Article 1 of Instruction No 2006-08 of 25 July 2006 relating to independent experts in application of Title VI of Book II of the General Regulations (the "Instruction").

        During the 18-month period preceding the date of our designation by Euronext, a member of the Houlihan Lokey Group has prepared a report regarding the fair market value of a company that has since become an indirect subsidiary of NYSE Group. We believe that this valuation does not create a conflict of interest with persons concerned by the Offer or their advisers within the meaning of Article 261-4 of the General Regulation and does not correspond to the situations listed in Article 1 of the Instruction because, among other reasons, (i) the valuation was the extension of an assignment started prior to the commencement of the 18-month period preceding the date of our designation by Euronext and (ii) the company was not a direct or indirect subsidiary of NYSE Group at the time of the assignment. We believe that this valuation is not susceptible of affecting our independence and the objectivity of our judgment in light of the relatively small fee collected on this assignment.

        In the ordinary course of business, certain of our affiliates may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of Euronext, NYSE Group or NYSE Euronext and any other party that may be involved in the Transaction. As referred to above, our ultimate parent undertaking, ORIX Corporation, is listed on the New York Stock Exchange. For purposes of Article 1 of the Instruction, we do not believe these situations are susceptible of affecting our independence or the objectivity of our judgment.

4.     Amount of the Remuneration to be Received by Houlihan Lokey

        Houlihan Lokey will be paid a fee of €2,250,000 by Euronext, regardless of the conclusions reached herein. Euronext has also agreed to reimburse us for certain reasonable out-of-pocket expenses, and to indemnify us and certain related parties against certain liabilities and expenses.

5.     Description of Work Performed by Houlihan Lokey

        In carrying out our engagement, we used a team approach that encompassed four distinct working groups comprising 15 financial professionals. The four working groups consisted of:

  (i)
  the Euronext valuation team comprised of one managing director, one vice president, one associate and two financial analysts;

  (ii)
  the NYSE Group valuation team comprised of one managing director, one vice president, one associate and two financial analysts;

  (iii)
  the transactions and synergies valuation team comprised of two managing directors, one vice president, one associate and one financial analyst; and

  (iv)
  the fairness valuation team with senior members of the other three groups, each highly qualified in either fairness opinions, cross-border transactions, or the industry and with over 15 years of experience in their field.

        Senior members of the team included:

Name	Title	Specialty
Jean-Florent Rérolle	Managing Director, Project Leader	Head of Financial Advisory Services/Paris
François Faure	Managing Director	Head of Houlihan Lokey's Paris Office
Kevin Collins	Managing Director	Fairness Opinions
Michael Fazio	Managing Director	Financial Advisory Services/Financial Institutions

        Since the date of our designation by Euronext on October 27, 2006, we met, over the course of a two-week period, with senior executives at both Euronext and NYSE Group, and their legal, tax and financial advisors, to discuss each company's standalone business plans, pro-forma expectations for NYSE

Euronext, including detailed discussions regarding expected net Synergies (as defined below), the rationale for the Transaction, the process undertaken and the negotiations.

        Specifically, we interviewed the following individuals from Euronext and NYSE Group:

Euronext	NYSE Group
CEO	CEO
CFO	CFO
Director of Finance	Treasurer
CIO	VP Investor Relations
Head of M&A	General Counsel
General Counsel	Corporate Controller
Corporate Controller	Financial Controller
Head of Information Services	SVP Corporate Planning
Head of Cash Listing	SVP Program & Vendor Management
Head of Cash Trading	SVP Marketing Communications
Head of Euronext.Liffe's Marketing	VP Strategic Market Analysis Executive VP, SIAC

        We also met with Euronext's financial advisors (ABN AMRO & Morgan Stanley) and legal advisors (Bredin Prat, Cleary Gottlieb Steen & Hamilton and Stibbe) and with NYSE Group's financial advisor (Citigroup).

        Please note that we have not been requested to, and did not (i) negotiate the terms of the Transaction, (ii) initiate any discussions with or solicit any indications of interests from third parties with respect to the Transaction or alternatives to the Transaction, or (iii) advise the Supervisory Board or management board of Euronext or any other party with respect to alternatives to the Transaction.

        Subsequent to the various due diligence meetings with management, in order to finalize and compile each team's analyses into a working report, the team held a four-day working group session, which continued thereafter with the teams working in parallel in our Paris and New York offices.

        At no point did we make any physical inspection or independent appraisal of the properties, assets or liabilities of Euronext, NYSE Group or any other party. We have not made or been provided with an independent appraisal of any of the assets, properties or liabilities (contingent or otherwise) of Euronext, NYSE Group or any other party. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Euronext, NYSE Group or any other party is or may be subject or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which either Euronext or NYSE Group is or may be a party or is or may be subject.

        The Houlihan Lokey Group has specific fairness procedures and guidelines encompassing staffing, deal execution and opinion review. Prior to Houlihan Lokey rendering its opinion and delivering this Report, the team presented its findings, analyses and conclusions to our internal fairness review committee (the "Committee"). Comprised of senior officers and board members of the Houlihan Lokey Group, the Committee reviews fairness opinions rendered by members of the Houlihan Lokey Group. The process includes a formal presentation to the Committee accompanied by submission of a detailed book of analyses that is reviewed and critiqued by the Committee.

        During the course of our engagement, we have reviewed the following documents:

DOCUMENTS REVIEWED REGARDING EURONEXT Title of Document/Topic	Source	Date
HISTORICAL FINANCIALS & BUSINESS PLAN
FY2003, FY2004 and FY2005 Annual Reports and Historical Audited Financials	Public and Euronext	December 31, 2003, 2004 and 2005
H1 06 Unaudited Financials	Public	June 30, 2006
Q3 06 Unaudited Financials	Public	September 30, 2006
Business Plan(1) (FY2006E to FY2009E) and underlying assumptions—Profit & Loss Account	Euronext	October 2006
BUSINESS ACTIVITIES
Euronext (Amsterdam, Brussels, Paris, Lisbon) Cash Market Trading Fee Structure/Cash Business	Euronext	December 12, 2005
Top 30 Cash Clients/Cash Business	Euronext	n.a.
Euronext.LIFFE New York Workshop/Derivatives Business	Euronext	October 17, 2006
IT OUTSOURCING/SYNERGIES
"Euronext's Structure Costs Evolution"/IT Synergies	Euronext	January 27, 2004
IT Umbrella contract between Euronext and Atos Euronext Market Solutions	Euronext (Consultation only)	July 22, 2005
"Project Flower—Summary of principal legal documentation"	Euronext	February 28, 2005
Presentation on Creating a Global Exchange	Euronext and NYSE Group	June 2, 2006
Memo on breakdown of expected IT synergies prepared by Euronext' CIO	Euronext	November 8, 2006
Several data room documents on synergies	Euronext (Consultation only)	July—August 2006
BOARD PRESENTATION MATERIALS
US Strategic Opportunities—Board Meeting	Morgan Stanley (received from Euronext)	March 13, 2006
Project Enlightenment—Memorandum "The possible merger of "Jefferson" (NYSE Group) with Euronext ("Rousseau")"	ABN AMRO & Morgan Stanley (received from Euronext)	April 24, 2006

(1)
Business plan validated by senior managers in the financial department of Euronext for the fiscal years ending December 31, 2006 through 2009 and prepared in conjunction with the Euronext managers in charge of business units, with the exception of the manager in charge of the sales of software (GL Trade) (the "Euronext Business Plan").

DOCUMENTS REVIEWED REGARDING EURONEXT Title of Document / Topic	Source	Date
Project Enlightenment—Memorandum "Valuation Discussion"	ABN AMRO & Morgan Stanley (received from Euronext)	April 24, 2006
Supervisory Board Meeting—Transaction Materials	ABN AMRO & Morgan Stanley (received from Euronext)	April 29, 2006
Supervisory Board Meeting—Transaction Materials	ABN AMRO & Morgan Stanley (received from Euronext)	May 22, 2006
Project Enlightenment—Fairness Opinion Committee	Morgan Stanley (received from Euronext)	May 31, 2006
Project Enlightenment—Financial analysis in connection with its fairness opinion	ABN AMRO (received from Euronext)	June 1, 2006
Project Enlightenment—Presentation to Supervisory Board	ABN AMRO & Morgan Stanley (received from Euronext)	June 1, 2006
OTHERS
Impairment Analyses of Euroclear plc, Euroclear SA/NV and LCH.Clearnet	Euronext	February 2006
Due Diligence Report on the proposed transaction on Euronext	PricewaterhouseCoopers (received from NYSE Group)	May 20, 2006
Various analysts reports on Euronext, its competitors and the industry	HLHZ	October 2005 to November 2006
All other documents deemed necessary and appropriate under the circumstances
DOCUMENTS REVIEWED REGARDING NYSE GROUP Title of Document/Topic	Source	Date
HISTORICAL FINANCIALS & BUSINESS PLAN
FY2003, FY2004 and FY2005 Form 10-K	Public	December 31, 2003, 2004 and 2005
Q3 06 Unaudited Financials Form 10-Q	Public	September 30, 2006
Management Business Plan (FY2006E to FY2009E)(2) (the "NYSE Business Plan")	NYSE Group	May 2006
BUSINESS ACTIVITIES
NYSE Price List 2006	NYSE Group	November 6, 2006
INFORMATION ON MERGER WITH ARCHIPELAGO HOLDINGS INC. ("ARCHIPELAGO")
Archipelago Holdings Inc. Form 10-K	Public	March 23, 2005
Archipelago Holdings Inc. Form 10-Q	Public	November 14, 2005
NYSE Group and Archipelago Q4 06 non-GAAP pro-forma results	NYSE Group	November 7, 2006
NYSE Group FY2005 financial statements pro-forma for the acquisition of Archipelago	NYSE Group
OTHERS
Project Enlightenment—Draft Findings on NYSE Group	KPMG (received from Euronext)	May 19, 2006
Presentation to Moody's Investor's Service	NYSE Group	October 15, 2006
Presentation to Houlihan Lokey	NYSE Group	November 3, 2006
Various analysts reports on NYSE Group, its competitors and the industry in general	HLHZ	October 2005 to November 2006
All other documents deemed necessary and appropriate under the circumstances

(2)
The NYSE Business Plan is only approved by NYSE's Board of Directors for the years 2007 and 2008.

DOCUMENTS REVIEWED REGARDING NYSE EURONEXT Title of Document / Topic	Source	Date
DEAL DOCUMENTATION
Form S-4	Public	September 21, 2006
Form S-4—Amendment 1	Public	October 30, 2006
Form S-4—Amendment 2	Public	November 13, 2006

        In addition, we:

  •
  Discussed with Euronext's and NYSE Group's respective management teams and representatives:

  •
  the nature and operations of the business of Euronext and NYSE Group, including their historical financial performance, existing business plans, future performance estimates, and budgets; and

  •
  the assumptions underlying Euronext's and NYSE Group's business plans, estimates, and budgets as well as risk factors that could effect planned performance;

  •
  Compared financial forecasts and projections included in the Euronext Business Plan (the "Euronext Financial Forecasts") and the financial forecast and projections included in the NYSE Business Plan and in NYSE Group's management forecast budget for the balance of the year through December 31, 2006 (the "NYSE Financial Forecasts" and together with the Euronext Financial Forecasts, the "Financial Forecasts") to the publicly available financial forecasts and projections of industry analysts;

  •
  Reviewed the historical financial performance and historical market prices and trading volumes for the securities of certain publicly traded companies we deemed comparable to Euronext;

  •
  Reviewed certain publicly available information for transactions involving companies in the securities exchange industry;

  •
  Reviewed all other documents deemed necessary and appropriate under the circumstances; and

  •
  Conducted such other studies, analyses and inquiries as we have deemed necessary and appropriate under the circumstances.

        We have relied upon and assumed, without independent verification, the accuracy and completeness of all documents, data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such documents, data, material and other information.

        The management of each of Euronext and NYSE Group advised us, and we have assumed, that the Financial Forecasts have been reasonably prepared on bases reflecting the best currently available estimates and each of the management's judgment as to the future financial results and condition of Euronext and NYSE Group, and we express no opinion with respect to such Financial Forecasts or the assumptions on which they are based. With respect to the publicly available financial forecasts and projections for Euronext and NYSE Group referred to above, we have reviewed and discussed such forecasts with the management of each of Euronext and NYSE Group and have assumed, with the consent of Euronext, that such forecasts and projections represent reasonable estimates and judgments of the future financial results and condition of Euronext and NYSE Group, and we express no opinion with respect to such forecasts and projections or the assumptions on which they are based.

        We have relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results or operations, business or prospects of Euronext and NYSE Group since the date of the most recent financial statements provided to us, and that there are no information or facts that would make any of the information reviewed by us incomplete or misleading.

        Furthermore, we have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Combination Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to all such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) all conditions to the consummation of the Offer and the Transaction will be satisfied without waiver thereof, and (iv) the Offer and the Transaction will be consummated in a timely manner in accordance with the terms described in the agreements provided to us, without any amendments or modifications thereto or any adjustment to the Offer Consideration.

        We also have relied upon and assumed, without independent verification, that (i) the Offer and the Transaction will be consummated in a manner that complies in all respects with all applicable laws and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Offer and the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed that would result in the disposition of any material portion of the assets of Euronext, NYSE Group or any other party, or otherwise have an adverse effect on Euronext, NYSE Group or any other party or any expected synergies resulting from the Transaction.

        In addition, we have relied upon and assumed, without independent verification, that the final forms of the draft documents identified above will not differ in any material respect from such draft documents.

6.     Valuation Ranges and Methodologies Employed

6.1.  Presentation of Fairness Analyses

        In preparing the Report, we performed a variety of analyses, including those described below. The preparation of a fairness analysis is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses is readily susceptible to partial analysis or summary description.

        In assessing the fairness, from a financial point of view, of the Offer Consideration to be offered to Euronext Shareholders taken as a whole, we:

  (i)
  Reviewed the historic closing prices of each of Euronext and NYSE Group immediately before the announcement of the Transaction, immediately before and after the signing of the Combination Agreement, and as of November 20, 2006, calculated the premium implied by the Offer Consideration in relation to each of (a) Euronext's current share price and (b) Euronext's unaffected share price pre-announcement of the Transaction and compared the implied premiums to premiums observed in other recent transactions announced as mergers of equals;

  (ii)
  Independently calculated range of values of Euronext, NYSE Group, and NYSE Euronext shares, each on a per share basis (the range of values for NYSE Euronext shares being calculated as (a) the sum of the aggregate equity of Euronext, the aggregate equity of NYSE Group and the net present value of each of the Synergies (as defined below) and tax benefits arising from the Transaction less the aggregate value of the Cash Portion of the Offer Consideration divided by (b) the pro forma shares outstanding of NYSE Euronext);

  (iii)
  Compared the per share value of Euronext on a standalone basis vis-à-vis the value of the Offer Consideration based upon (a) our independent calculation of ranges of values and (b) the closing share prices of each of Euronext and NYSE Group;

  (iv)
  Calculated the valuation multiples(3) implied by the Transaction based on the publicly-traded share prices of each of NYSE Group and Euronext and based upon our independent calculation of range of values per share of NYSE Euronext and compared these range of values to each of (a) the valuation multiples of a selection of publicly-traded companies, (b) the valuation multiples implied by our independent calculation of the range of values of Euronext shares and (c) the valuation multiples implied by the volume weighted average share price of Euronext over a 10-day period ended November 20, 2006;

(3)
Valuation multiples of enterprise value ("Enterprise Value") to earnings before interest, taxes, depreciation and amortization ("EBITDA") for the Company's latest twelve month period ended September 30, 2006 ("LTM"), next fiscal year ending December 31, 2006 (NFY) and next fiscal year +1 ending December 31, 2007 (NFY+1).

(v)
Reviewed the parity between Euronext's and NYSE Group's market capitalizations immediately before and after the announcement and signing of the Combination Agreement;

(vi)
Compared the relative contribution of Euronext's operations to NYSE Euronext in relation to its equity ownership in NYSE Euronext, assuming a 100% stock deal (i.e., the Cash Portion of the Offer Consideration was replaced by NYSE Euronext Share of equivalent value); and

(vii)
Calculated the value accretion/dilution of the Transaction.

        In our analysis, our calculations relating to NYSE Group have been performed in US Dollars and converted into Euros using the currency exchange rate as of November 20, 2006 and historical trading prices for NYSE Group have been converted into Euros based on historical currency exchange rates.

        For the avoidance of doubt, the Report does not address: (i) the underlying business decision of Euronext, its shareholders or any other party to proceed with or effect the Transaction or the Offer, (ii) the fairness of any portion or aspect of the Offer not expressly addressed in the Report, (iii) the fairness of any portion or aspect of the Offer to the holders of any class of securities, creditors or other constituencies of Euronext, or any other party other than those set forth in the Report, (iv) the relative merits of the Transaction or the Offer as compared to any alternative business strategies that might exist for Euronext or any other person or the effect of any other transaction in which Euronext or any other person might engage, (v) the tax or legal consequences of the Offer or the Transaction to either Euronext, its shareholders, or any other person, (vi) whether any of its shareholders should vote in favor of or accept the terms of the Offer or the Transaction, (vii) the solvency or fair value of Euronext or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency or similar matters, (viii) the fairness of any portion or aspect of the Offer or the Transaction to any one class or group of the holders of equity or debt securities issued by Euronext or any person vis-à-vis any other such class or group, (ix) the decision of any Euronext shareholder to make either a cash election to receive all cash for their Euronext shares, or a stock election to receive all stock for their Euronext shares or (x) any transaction other than the Offer contemplated by Article I of the Transaction Agreement.

        Furthermore, no opinion is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such professional advice has been or will be obtained from the appropriate professional sources. Furthermore, we have relied on advice of the outside counsels and the statutory auditors to Euronext and NYSE Group, and on the assumptions of the management of Euronext and NYSE Group, as to all legal, regulatory, accounting and tax matters with respect to Euronext, NYSE Group and the Transaction.

        The Report does not in any manner address the prices or volumes at which the Euronext Shares, the NYSE Euronext Shares or the shares of NYSE Group may trade following consummation of the Offer or the Transaction.

6.2.  Overview of Valuation Methods

        In our calculation of the range of values per share for each of Euronext and NYSE Group as of November 20, 2006(4), we have employed a multi-criteria approach incorporating the following valuation methods:

(4)
We reviewed subsequent activity between November 20, 2006 and the date of the Report and we observed no significant change that would effect the conclusion of this Report.

(i)
a discounted cash flow analysis (the "DCF Analysis");

(ii)
a relative market-based approach based on a selection of publicly-traded companies (the "Selected Companies Analysis"); and

(iii)
a relative market-based approach based on a selection of publicly-announced change of control transactions (the "Selected Transactions Analysis").

        In addition, we considered, as references, the publicly-traded share prices and analysts' price targets for each of Euronext and NYSE Group.

        We arrived at the opinion set forth in the Report based on the results of all analyses undertaken by us and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. We made our determination as to fairness on the basis of our experience and professional judgment after considering the results of all of our analyses. Accordingly, we believe that our analyses must be considered as a whole and that selecting portions of our analyses, analytic methods and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses as a whole, would create a misleading or incomplete view of the processes underlying our analyses and opinion.

        No limitations or restrictions were imposed by us on the scope of our investigation or the procedures to be followed by us in rendering our opinion. In performing our analyses, we considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of November 20, 2006. Subsequent developments in those conditions could require a reevaluation of such analyses. However, except for the Bring-Down Letter mentioned above, we do not have an obligation to update, revise or reaffirm our opinion based on such developments, or otherwise.

        In addition, any analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond our control and the control of Euronext or NYSE Group.

        For purposes of our analysis of the Offer Consideration, we have calculated the range of values of NYSE Euronext (the combined company) on a per share basis. The range of values per share of NYSE Euronext was calculated on the assumption that it is the product of (a) the sum of the aggregate equity of Euronext, the aggregate equity of NYSE Group and the net present value of each of the proposed net Synergies and tax benefits arising from the Transaction less the aggregate value of the Cash Portion of the Offer Consideration divided by (b) the pro forma shares outstanding of NYSE Euronext. In addition, we assessed the value of the Offer Consideration implied by the publicly-traded share prices of each of NYSE Group and Euronext. Furthermore, in our analysis of the Synergies and the amortization tax benefit of NYSE Euronext we relied upon joint estimates of Euronext and NYSE Group.

        For the avoidance of doubt, one of the factors in determining whether the Offer Consideration is deemed to be fair from a financial point of view to the shareholders of Euronext taken as a whole, is whether the fair market value of the Offer Consideration falls within the range of values per share of Euronext on a standalone basis.

        The estimates contained in our analyses and the value ranges indicated by any particular analysis are illustrative and not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. Much of the information used in, and accordingly the results of, our analyses are inherently subject to substantial uncertainty and, therefore, we do not assume any responsibility if future results are different from those estimated.

DCF Analysis

        In performing our DCF analysis for each of Euronext and NYSE Group, we relied on (i) the Euronext Business Plan, and (ii) the NYSE Business Plan and NYSE Group management's forecast budget for the balance of the year through December 31, 2006, which contemplate each of Euronext and NYSE Group operating on a standalone basis, thereby not taking into account the effects of the Transaction.

        We compared the financial projections prepared by each of NYSE Group and Euronext with a consensus of analysts' financial forecasts. Furthermore, we discussed the respective financial projections with the management of each of Euronext and NYSE Group to understand the underlying assumptions, business model and sensitivities. We compared historical budgeted and actual results in order to understand the historical accuracy of their forecasting process.

        Based on the projections prepared by the management of each of Euronext and NYSE Group, we calculated the expected cash flows to be generated by each of Euronext and NYSE Group for the period beginning December 1, 2006 and ending December 31, 2009.

        We then made an allowance for the value of each of Euronext and NYSE Group at the end of the projection period, referred to as the terminal value, using a terminal perpetuity growth analysis as a primary method, corroborated by a terminal multiple approach. We have selected 3.5% as the long term growth rate used for the terminal value calculation. This rate is higher than that of the long-term growth forecast in Gross Domestic Product for the European countries where Euronext operates and for the U.S., but it reflects partially stronger prospects for equity financial assets (estimated compound annual growth rate of 9.8% over 1993 to 2010(5)).

(5)
McKinsey Global Institute, January 2006, "Mapping the Global Capital Markets 2006."

        The application of these methods requires that the terminal value be calculated from a stabilized level of cash flows. Because NYSE Group's situation is not expected by industry analysts to have stabilized at the end of the forecast period, this method had to be adjusted to take into consideration the near-term and long-term expected growth in annual cash flows.

        We calculated discount rates for Euronext and NYSE Group, respectively, based on the capital asset pricing model and mid-year discounting convention using:

  •
  a 30-year government bond for France and the U.S.;

  •
  a median global industry projected beta of 0.96, calculated by unlevering the projected betas for the comparable companies (see selected public companies listed below) as published by MSCI Barra on October 31, 2006;

  •
  a forward equity risk premium of 5.0%, determined on the basis of several studies that support a premium in the range of 3% to 7%; and

  •
  an industry-based 100% target equity capital structure, for both Euronext and NYSE Group.

Selected Companies Analysis

        As a complement to the DCF Analysis, we analyzed the trading multiples of various publicly-traded securities exchange companies. We considered thirteen publicly-traded comparable companies (excluding NYSE Group and Euronext) representing North American, European, and Asian exchange companies offering various products combination, including cash and derivatives for equities and fixed income and other instruments as well as clearing functions and related services:

Selected Companies
Australian Stock Exchange Ltd.
Bursia Malaysia Bhd.
CBOT Holdings Inc.(6)
Chicago Mercantile Exchange Holdings
Deutsche Börse AG
Hong Kong Exchanges & Clearing Ltd.
Intercontinentalexchange Inc.
International Securities Exchange Holdings.
London Stock Exchange plc.
Nasdaq Stock Market Inc.
OMX AB
Singapore Exchange Ltd.
TSX Group Inc.

(6)
We used a share price of CBoT Holdings unaffected by the offer launched by the Chicago Mercantile Exchange on October 17, 2006.

        The foregoing companies were compared to Euronext and NYSE Group for purposes of the Selected Companies Analysis because they are publicly traded companies with operations that for the purposes of analysis may be considered similar to certain operations of Euronext and NYSE Group. However, no company utilized in this analysis is identical to Euronext or NYSE Group because of differences between the business mix, regulatory environment, operations and other characteristics of Euronext and NYSE Group and the selected comparable companies. We made judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of Euronext and NYSE Group, such as the impact of competition on the business of Euronext and NYSE Group and on the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Euronext and NYSE Group or the industry or in the markets generally. We believe that mathematical analyses (such as determining average and median) are not by themselves meaningful methods of using comparable company data and must be considered together with qualities, judgments and informed assumptions to arrive at sound conclusions.

        We analyzed the aggregate value of each selected company as implied by the publicly-traded price of its stock and analyzed the ratio of each selected company's value to certain of its earnings' levels, consisting primarily of earnings before interest, taxes, depreciation and amortization (EBITDA) and earnings before interest and taxes (EBIT). We examined the trading multiples of each selected company based on both its historical earnings levels over the last twelve months (LTM) as well as based on an average of industry analysts' forecasts of future annual earnings for 2006, 2007 and 2008 in order to calculate multiples of EBITDA and EBIT for each selected company for the latest twelve month period ended September 30, 2006, as well as the fiscal years ending December 2006, 2007 and 2008.

        We have based our analysis for each of Euronext and NYSE Group on prospective EBITDA and EBIT multiples for the fiscal years ending December 2006, 2007 and 2008.

        On the basis of an analytical matrix that summarizes industry and financial information, we made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters in order to (i) position the companies in the industry and (ii) determine appropriate multiples for each of Euronext and NYSE Group. In evaluating the multiples to apply to each of Euronext and NYSE Group, we took into consideration, among others, each of Euronext's and NYSE Group's level of revenues, historical and expected future revenue and earnings growth rates, historical and expected future profitability, as well as industry specific metrics such as products offered, trading volumes, and market share.

        In analyzing the multiples of the selected companies, we segregated them into groups, depending upon either (i) geography or (ii) products and services offered. We focused on the following groups in selecting appropriate multiples:

  —
  European Exchanges

  —
  North America Exchanges

  —
  Equity Exchanges

  —
  Derivative Exchanges

        The median and mean EV/EBITDA multiples and EV/EBIT multiples of these groups(7) for the fiscal years ending December 31, 2006, 2007 and 2008 are:

(7)
Aggregate includes other selected comparable companies not included in the four primary groups.

	FY 2006E		FY 2007E		FY 2008E
EV/EBITDA Multiples
	Median	Mean	Median	Mean	Median	Mean
European Exchanges	11.6x	13.3x	10.9x	12.1x	10.0x	11.1x
North America Exchanges	20.9x	21.5x	16.3x	15.2x	12.3x	11.8x
Equity Exchanges	16.9x	18.9x	14.9x	16.0x	13.4x	14.7x
Derivative Exchanges	23.0x	22.7x	16.5x	16.4x	12.5x	12.6x
Aggregate	18.8x	18.9x	15.0x	15.4x	12.5x	12.9x
	FY 2006E		FY 2007E		FY 2008E
EV/EBIT Multiples
	Median	Mean	Median	Mean	Median	Mean
European Exchanges	13.5x	15.3x	12.8x	13.9x	11.7x	12.6x
North America Exchanges	25.6x	24.7x	17.7x	16.8x	13.0x	12.9x
Equity Exchanges	21.9x	21.7x	17.0x	18.4x	15.2x	16.3x
Derivative Exchanges	26.7x	25.4x	18.4x	18.1x	13.2x	13.7x
Aggregate	21.7x	21.2x	17.0x	17.2x	13.2x	14.2x

Selected Transactions Analysis

        We also considered transaction multiples paid in change of control transactions, as well as large minority block transactions, involving global securities exchanges. We selected nine transactions, including two minority stake transactions, announced from April 2005 through November 2006, for which there was sufficient publicly-available information to calculate transaction multiples.

Date Announced	Target	Acquiror
November 20, 2006	London Stock Exchange plc.	Nasdaq Stock Market Inc.
October 17, 2006	Chicago Board of Trade	Chicago Mercantile Exchange Holdings
September 14, 2006	The New York Board of Trade, Inc.	Intercontinentalexchange Inc.
April 21, 2006	EBS Group	ICAP plc.
April 11, 2006	London Stock Exchange plc.	Nasdaq Stock Market Inc.
March 27, 2006	Sydney future Exchange Corp. Ltd.	Australian Stock Exchange Ltd.
September 20, 2005	NYMEX Holdings Inc.	General Atlantic
April 22, 2005	Instinet Group Inc.	Nasdaq Stock Market Inc.
April 20, 2005	Archipelago	NYSE Group

        No company or transaction utilized in the Selected Transactions Analyses is identical to Euronext, NYSE Group, the Offer or the Transaction. In evaluating the selected transactions, we made judgments and assumptions with regard to general business, market and financial conditions and other matters, many of which are beyond the control of Euronext or NYSE Group, such as the impact of competition on the business of Euronext or NYSE Group and on the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Euronext, NYSE Group or the industry or in the markets generally, which could affect the public trading value of Euronext and NYSE Group and the aggregate value of the transactions to which they were compared.

        We took into consideration each of Euronext's and NYSE Group's business mix, relative performance and growth expectations in our selection of appropriate range of multiples to apply to each of Euronext's and NYSE Group's EBITDA and EBIT levels.

        We calculated transaction multiples of EBITDA and EBIT for (i) Euronext's latest twelve month ("LTM") earnings level and one-year projected earnings and (ii) NYSE Group's one-year and two-year projected earnings.

        The median and mean EBITDA and EBIT multiples that we have observed for the Selected Transactions Analysis, based on each target's projected earnings levels are:

	LTM		FY 2006E		FY 2007E
Transaction Multiples(8)
	Median	Mean	Median	Mean	Median	Mean
EV/EBITDA Multiples	19.9x	18.6x	18.7x	19.6x	16.4x	16.9x
EV/EBIT Multiples	21.1x	23.3x	22.6x	23.2x	19.4x	19.7x

(8)
For FY 2006E and FY 2007E we were able to obtain projected earnings for the three largest change of control transactions and NASDAQ's minority interest acquisition in the LSE.

        We consider that the results of the Selected Transactions Analysis are even more uncertain than those obtained through the Selected Companies Analysis. In both cases, Euronext and NYSE Group have their own operational, strategic and financial specifics. In addition, the Selected Transactions Analysis has two other parameters that exacerbate the sample's diversity: first, the control premium paid by the purchaser, which depends on the target's performance, the degree of potential expected synergies and the respective bargaining power of the parties and, second, the market conditions prevailing at the time of the deal (valuation of the industry and dynamics of the market for corporate control).

6.3.  Value Ranges for Euronext Shares

Recent Stock Performance

        We analyzed the historical closing prices and trading volumes for Euronext for the 52-week period ending November 20, 2006. During that time, the lowest closing price for Euronext Shares was €37.39 per share on November 21, 2005 and the highest closing price was €93.30 per share on November 13, 2006. During the 30-day period ending November 20, 2006, the closing share price for Euronext Shares ranged from a low of €78.50 to a high of €93.30 and the stock price advanced by 8.2% over the period.

	As of May 19, 2006	As of November 20, 2006
Spot	€74.60	€88.00
10-days volume weighted average	€73.16	€86.97
20-days volume weighted average	€72.97	€85.77
3 months volume weighted average	€65.72	€79.96
6 months volume weighted average	€57.15	€73.78
12 months volume weighted average	€46.93	€66.18
52 week High	€77.95	€93.30
52 week Low	€26.66	€37.39

        Since the closing price the day prior to the announcement of the Transaction on May 22, 2006, the closing share price of Euronext has increased from €74.60 per share on May 19, 2006 (€70.60, adjusted for the €1 and €3 dividend which were distributed by Euronext on May 29, 2006 and August 10, 2006, respectively) to €88.00 per share on November 20, 2006, representing an overall increase of 24.6% on an adjusted basis.

        We observed that the closing share prices of Euronext may have been impacted by several external factors including:

  •
  Industry consolidation expectations over the past six months, including, among others, (a) takeovers of the New York Board of Trade by the Intercontinental Exchange and the Chicago Board of Trade by the Chicago Mercantile Exchange (b) announcement of a potential merger between Euronext and NYSE Group and (c) Deutsche Börse's proposed tender offer on the shares of Euronext, and rumors of improved terms since May 2006 until its withdrawal on November 15, 2006;

  •
  Recent announcement by seven investment banks including Deutsche Bank, Goldman Sachs, Citigroup and Merrill Lynch, regarding the formation of a pan-European electronic shares trading platform that would compete directly with the London Stock Exchange and other continental European markets.

Analysts Price Targets

        Target prices issued by certain analysts between July 31, 2006 and November 16, 2006 indicate an expected range of prices for Euronext shares of €69.00 to €95.00 per share over the next year. This range of values per share represents a discount of 21.5% and a premium of 8% as compared to the closing price of €88.0 of Euronext shares on November 20, 2006.

Broker	Last Update	Target Price
West LB	16-Nov-06	€74.0
Kepler Equities	16-Nov-06	€95.0
Oddo & Cie	16-Nov-06	€75.0
Exane BNP Paribas	14-Nov-06	€80.0
Keefe Bruyette & Woods	14-Nov-06	€95.0
Lehman Brothers	14-Sep-06	€74.0
Fox-Pitt, Kelton	1-Sep-06	€75.0
Rabo Securities	31-Aug-06	€72.0
Credit Suisse	21-Aug-06	€69.0
Ixis Midcaps	9-Aug-06	€76.0

Valuation Business Drivers

        The management of Euronext has indicated to us that, among other factors, the value of Euronext is driven by: (i) its horizontal business model focused on trading platforms and excluding clearing and settlement; (ii) its integration experience with foreign partners; (iii) its cross-border cash markets offering the ability to respond to hedge funds and proprietary trading volumes; (iv) its diversified revenue streams with equities (cash and derivatives), interest rate products (corporate government bond electronic trading platforms and interest rates derivatives) and commodities derivatives; (v) its significant elasticity of volumes traded to prices reductions; (vi) its information technologies outsourcing model in partnership with Atos Origin; and (vii) its relatively stabilized model and operating leverage that has provided continuous margin improvements.

DCF Analysis

        For purposes of calculating free cash flows, we relied on the Euronext Business Plan.

        The main assumptions made by the management of Euronext in the Euronext Business Plan are, among others, the following for 2006 through 2009:

  (i)
  Revenues: strong growth in the derivatives market due to an increase in the number of contracts traded thereon, the launch of BClear and the continuing success of Liffe.Connect (the derivatives trading platform) and a moderate growth of cash markets and listing fees compared to year-to-date record market activity),

  (ii)
  Costs: further information technologies cost savings due to the outsourcing cooperation with Atos Euronext Market Solutions and stability in the headcount.

        We observed that the Euronext Financial Forecasts would lead to a significant improvement in margins and that target margins would be in line with expected industry averages.

        Nevertheless, we observed that the future margins of Euronext may be adversely affected by other factors, including, among others, the implementation of the EU Directive 2004/39/EC on Markets in Financial Instruments (MiFID), which may lead to an increased competition in the industry, such as the recent announcement by certain investment banks of the creation of a pan-European electronic trading platform, and lead to a decrease in Euronext's profitability.

        In calculating the present value of the free cash flows and terminal value of Euronext, we have selected a discount rate of 8.7% on the basis of (i) the methodology presented above and (ii) a 30-year French risk free rate of 3.9% based on the 30-year French OAT yield as of November 14, 2006. We reviewed the risk free rates as of November 20, 2006 and observed that these rates have declined since November 14, 2006; we have concluded that the change would not materially impact our analyses.

        Based on our analyses and industry analysts' reports regarding Euronext and the exchange industry in general, we have observed that the financial performance of Euronext is approximately at a stabilized level. As such, we applied a long term growth rate of 3.5% in our calculation of a terminal value. The terminal value calculated with a perpetual growth rate corresponds to an implied terminal EBITDA multiple of 12.2x.

        In addition to these elements, we have taken into account the value of non operating assets and unconsolidated subsidiaries of Euronext, which are mainly the following:

  •
  50% Atos Euronext Market Solutions,

  •
  41.5% LCH Clearnet (including 16.6% in preferred shares),

  •
  3.9% Euroclear Plc,

  •
  0.49% Atos Origin.

        These assets amount to €976 million(9).

(9)
The valuation of these assets has been provided by the Company and / or discussed with the Financial Advisers of the Company, except for the valuation of Atos Origin which is based on the 1-month volume weighted average share price.

        After calculating an enterprise value of operations of €6.4 to €7.8 billion, non-operating assets were added to calculate a total enterprise value. Then, we added net cash of €27.3 million and subtracted minority interest of €32.1 million (as of September 30, 2006), to derive an aggregate value of equity for Euronext of €7.4 to €8.8 billion.

Selected Companies Analysis

        Additionally, we also observed trading multiples from a number of selected public companies (see valuation methodology overview above). Due to the mixed-nature of Euronext's revenues, we selected a range of multiples in line with pure cash equity exchange companies and below pure derivative exchange companies that bear higher multiples than the latter.

Euronext Multiples	FY 2006E		FY 2007E		FY 2008E
Selected EV/EBITDA Multiples	16.0x	18.0x	14.0x	16.0x	12.0x	14.0x
Selected EV/EBIT Multiples	17.0x	19.0x	15.0x	17.0x	13.0x	15.0x

        In addition to these elements, we have taken into account the value of certain non operating assets and unconsolidated subsidiaries mentioned under the DCF Analysis above, amounting to €976 million.

        After calculating an enterprise value of operations of €6.6 to €7.7 billion, non-operating assets were added to calculate a total enterprise value. Then, we added net cash of €27.3 million and subtracted minority interest of €32.1 million (as of September 30, 2006), to derive an aggregate value of equity for Euronext of €7.6 to €8.7 billion.

Selected Transactions Analysis

        Additionally, we also observed multiples paid in recent change of control transactions and selected an appropriate range of multiples to apply to Euronext's EBITDA and EBIT levels. Due to the mixed nature of Euronext's revenues, we selected a range of multiples based on the multiples of both comparable cash equity exchange companies and derivative exchange companies.

Selected Transaction Multiples	LTM		FY 2006E
EV/EBITDA Multiples	20.0x	22.0x	18.0x	20.0x
EV/EBIT Multiples	21.0x	23.0x	19.0x	21.0x

        After calculating an enterprise value of operations of €8.5 to €9.3 billion, non-operating assets were added to calculate a total enterprise value. Then, we added net cash of €27.3 million and subtracted minority interest of €32.1 million (as of September 30, 2006), to derive an aggregate value of equity for Euronext of €9.5 to €10.3 billion.

        As mentioned earlier, transactions multiples incorporate elements such as control premiums and anticipated Synergies that tend to bias the accuracy of this method.

Summary of conclusions

	Range of Values
Euronext
	Enterprise Value(10)		Per Share Value
	(Figures in millions, except per share amounts)
DCF Analysis	€7,406	€8,756	€65.76	€77.75
Selected Companies Analysis	€7,576	€8,676	€67.27	€77.04
Selected Transactions Analysis	€9,476	€10,276	€84.15	€91.26
Share Price Reference(11)	€9,793		€86.97

(10)
Including €976 million of non-operating assets

(11)
10-day volume weighted average share price as of November 20, 2006.

        We observed that the DCF Analysis may be less influenced by factors such as (i) the recent share price appreciation in the industry due to expected consolidation trends, (ii) the different stage of development of electronic trading platforms for Euronext and selected publicly-traded comparable companies, (iii) the difference among industry participants in information technology management (i.e. in-house or outsourced) and (iv) the differences in product mix of Euronext and the selected publicly-traded companies, than the Selected Companies Analysis and the Selected Transactions Analysis.

        Accordingly, we have relied on the DCF Analysis as our primary method of determining a range of values per share of Euronext. The DCF Analysis indicated a range of values of €65.76 to €77.75 per Euronext Share on the basis of 112.5 million shares of Euronext outstanding.

6.4.  Value Ranges for NYSE Group Shares

Recent Stock Performance

        We analyzed the historical closing prices and trading volumes for NYSE Group from its initial public offering on March 8, 2006 through November 20, 2006, representing over 36 weeks of trading data. Over that time period, the lowest closing price for NYSE Group shares was $49.98 per share on June 13, 2006 and the highest closing price for NYSE Group shares was $95.70 per share on November 15, 2006. During the 30-day period ending November 20, 2006, the closing share price for NYSE Group shares ranged from a low of $73.18 to a high of $95.70. During the 30-day period ended November 20, 2006, NYSE Group stock price rose by 30.13%.

	As of May 19, 2006	As of November 20, 2006
Spot	$64.50	$95.32
10-days volume weighted average	$69.57	$93.57
20-days volume weighted average	$68.43	$89.75
3 months volume weighted average	NA	$79.84
6 months volume weighted average	NA	$70.44
12 months volume weighted average	NA	NA
High (since IPO)	$87.53	$95.70
Low (since IPO)	$62.87	$49.98

        Since the closing price the day prior to the announcement of the Transaction, the share price of NYSE Group has increased from $64.50 per share on May 19, 2006 to $95.32 per share as of November 20, 2006, representing an increase of 47.8%.

        The increase in NYSE Group stock price over this period coincided with the following events:

  (i)
  the announcement of the Transaction;

  (ii)
  the launch by NYSE Group of an hybrid trading platform;

  (iii)
  the increase in trading fees for NYSE-listed securities;

  (iv)
  the announcement of the acquisition by NYSE Group of American Stock Exchange's stake in SIAC;

  (v)
  reports of discussions between NYSE Group and the Tokyo Stock Exchange about a possible alliance; and

  (vi)
  NYSE Group's announcement on November 8, 2006 of a workforce reduction of more than 500 positions.

Analysts Price Targets

        Target prices issued by certain analysts between October 26, 2006 and November 16, 2006 indicate an expected range of prices for NYSE Group shares of $66.00 to $95.00 per share over the next year. This per share value represents a discount of 30.8% to 0.3% as compared to the closing price of $95.32 per NYSE Group share on November 20, 2006.

Broker	Last Update	Target Price
Prudential Equity Group	November 16, 2006	$89.00
Sandler O'Neill	November 9, 2006	$82.00
Keefe, Bruyette & Woods	November 6, 2006	$70.00
Goldman Sachs	October 26, 2006	$95.00
Piper Jaffray & Co.	October 26, 2006	$66.00

Valuation Business Drivers

        According to the management of NYSE Group, the key drivers affecting the value of NYSE are: (i) its position as the leading cash equities stock exchange in the world, with $22.3 trillion in aggregate global market cap, enabling it to maintain a premium fee structure; (ii) its business mix, heavily weighted to cash equities, a segment that is expected to experience slower growth relative to derivatives markets; (iii) its move toward an electronic exchange, with the recent acquisition of Archipelago and SIAC, and the launch of the NYSE Hybrid Market, improving velocity and fill rates; (iv) its recent and ongoing transformation from a members-held not-for-profit exchange to a publicly traded (since March 8, 2006) for-profit corporation, and the risk attendant to the multiple operational changes that are underway; and (v) the growth opportunities available to the NYSE through improved cost management, increases in trading activity and revenue, and its favorable position as an acquirer in a sector that is experiencing significant consolidation activity.

        As NYSE Group has only recently begun its transformation process from a member-owned not-for-profit institution to a publicly-traded for-profit corporation, we observed that neither the management of NYSE Group, nor industry analysts consider NYSE Group's historical revenues and earnings to be representative of its expected revenues and earnings, going forward.

DCF Analysis

        For the purpose of calculating NYSE Group's free cash flows, we relied on the NYSE Business Plan and on NYSE Group management's forecast budget for the balance of the year through December 31, 2006.

        The main assumptions made by the management of NYSE in the NYSE Business Plan are, among others, the following for 2006 to 2009:

  (i)
  Revenues: management expects to grow cash equity trading volume, although its positive impact to revenue will be slightly offset by an expected reduction in trading fees. In addition, NYSE Group management is looking to gain more company listings on the NYSE Arca listing.

  (ii)
  Costs: management expects a reduction in the company's cost base principally through a headcount reduction and personnel rationalization, a more efficient spending in information technologies, as well as a platform consolidation.

  (iii)
  Initiatives: furthermore, management expects the NYSE Hybrid Market new trading platform, among other initiatives, to help grow trading revenues as well as to provide a more efficient cost structure and improved margins.

        In our calculation of a terminal value, we made allowances for industry analysts' expectations that the cash flows of NYSE Group would continue to improve for several more years beyond 2009. The consensus of industry analysts we could observe projects that NYSE Group's earnings growth will continue at an average annual rate of approximately 29% over the next 5 years. This is because NYSE Group's earnings and cash flows will not have reached a stabilized level by 2009, the end of the projection period made available to us by the management of NYSE Group. As such, applying a fixed terminal growth rate to 2009 cash flows may not appropriately capture these growth expectations. Therefore, in our calculation of a terminal value, we considered industry analysts' expectations of NYSE Group's earnings growth through 2011, the end of the analysts' five-year projection period, after which we applied a growth rate of 3.5%.

        As a secondary approach to calculate a terminal value, we applied a terminal exit multiple of 16.0x to 2009 EBITDA. This multiple is consistent with current multiples of certain comparable public companies whose current growth rates are similar to NYSE Group's future growth rates, expected by analysts, past 2009. It is also consistent with future EBITDA multiples we selected for NYSE Group in our Selected Public Companies analysis.

        In calculating the present value of free cash flows and the terminal value of NYSE Group, we have selected a discount rate of 9.4% on the basis of (i) the methodology presented above and (ii) a risk free rate of 4.6% based on the 30-year U.S. Treasury Bond yield as of November 14, 2006. We reviewed the risk free rates as of November 20, 2006 and observed that these rates have declined since November 14, 2006; we have concluded that the change would not materially impact our analyses.

        After calculating the enterprise value of operations, non-operating assets were added to calculate the total enterprise value. In this instance, after calculating an enterprise value from operations of $10.9 to $12.5 billion, we added cash of $777.7 million and subtracted minority interest of $38.1 million, to derive an aggregate value of equity of $11.6 to $13.3 billion.

Conclusion:

        Based on an assumption of 159.2 million common shares of NYSE Group outstanding, on a fully diluted basis, the DCF Analysis indicated an implied value of $72.89 to $83.28 per share of common stock of NYSE Group.

Selected Public Companies Analysis

        For purposes of the Selected Companies Analysis, we generally selected multiples toward the upper end of the range of the comparable company multiples given the above average financial performance of NYSE Group over the next several years expected by both the management of NYSE Group and industry analysts.

Selected Comparable Multiples	FY 2006E		FY 2007E		FY 2008E
EBITDA Multiples	23.5x	27.5x	16.0x	18.0x	14.0x	16.0x
EBIT Multiples	29.0x	31.0x	19.0x	21.0x	17.0x	19.0x

        After calculating the enterprise value of operations, non-operating assets were added to calculate the total enterprise value. After calculating an enterprise value from operations of $11.1 to $12.7 billion, we added cash of $777.7 million and subtracted minority interest of $38.1 million, to derive an aggregate value of equity of $11.8 to $13.4 billion.

        The Selected Companies Analysis indicated an implied range of values per share of NYSE Group common stock of $74.36 to $84.41 per share.

Selected Transactions Analysis

        As described above, we did not believe that it was appropriate to calculate range of values per share of NYSE Group based on its historical earnings levels. Accordingly, in applying the Selected Transactions Analysis, we have capitalized projected December 2006 and 2007 earnings levels.

        For purposes of the Selected Transactions Analysis, we selected multiples above the mean and median, primarily due to the expectation that NYSE Group will grow its earnings over the next two years at a rate above the growth rate expected for the observed target companies for comparable periods.

Selected Transactions Multiples	FY 2006E		FY 2007E
EBITDA Multiples	25.0x	29.0x	17.0x	21.0x
EBIT Multiples	31.0x	34.0x	21.0x	24.0x

        After calculating an enterprise value of operations, non-operating assets were added to calculate a total enterprise value. In this instance, after calculating an enterprise value from operations of $11.8 to $13.9 billion, we added cash of $777.7 million and subtracted minority interest of $38.1 million, to derive an aggregate value of equity of $12.5 to $14.6 billion.

        The Selected Transactions Analysis indicated an implied range of values per share of NYSE Group common stock of $78.76 to $91.95.

Summary of conclusions

	Indicated Value Ranges
NYSE Group
	Enterprise Value		Per Share Value
	(Figures in millions, except per share amounts)
DCF Analysis	$10,865	$12,520	$72.89	$83.28
Selected Companies Analysis	$11,100	$12,700	$74.36	$84.41
Selected Transactions Analysis	$11,800	$13,900	$78.76	$91.95
Share Price Reference(12)	$14,158		$93.57
(12)
10-day volume weighted average share price of NYSE Group as of November 20, 2006.

        Similarly to our analysis of Euronext range of values per share, we observed that the DCF Analysis may be less influenced by factors such as (i) the recent share price appreciation in the industry due to expected consolidation trends, (ii) the different stage of development of electronic trading platforms for NYSE Group and selected publicly-traded comparable companies, (iii) the difference among industry participants in information technology management (i.e. in-house or outsourced) and (iv) the differences in product mix of NYSE Group and the selected publicly-traded companies, than the Selected Transactions Analysis and the Selected Companies Analysis.

        Accordingly, we have relied on the DCF Analysis as our primary method of determining a range of values per share of NYSE Group. As mentioned above, the DCF Analysis indicated an implied range of values of $72.89 to $83.28 per NYSE Group Share.

6.5.  Range of Values for NYSE Euronext Shares

Analysis of Synergies

        As part of our due diligence, we reviewed the presentations pertaining to synergies made by each of NYSE Group and Euronext, and we discussed with senior management of each of NYSE Group and Euronext, the significant cost savings and revenue synergies they expect to occur upon completion of the Transaction. We understand that the synergies were determined jointly by Euronext and NYSE Group's respective management, along with their information technology providers, AEMS (for Euronext) and SIAC (for NYSE) (the "Synergies"). In addition, we reviewed industry analysts' commentaries regarding the amount, timing and expected realization of the Synergies.

        In our valuation of the Synergies, we relied upon the Synergies as prepared jointly by Euronext and NYSE Group(13). Upon the advice of the management of Euronext and NYSE Group, we have assumed that the Synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Euronext and NYSE Group and that the Synergies will be realized in the amounts and the time periods indicated thereby. In our analysis we are not addressing the validity of these Synergies or the restructuring costs incurred and, although we have discussed these Synergies and cost estimates with management, we are relying upon them without independent verification.

(13)
As described in the joint presentation "Creating the Global Exchange", June 2, 2006.

        Synergies resulting from revenues are expected by the management of NYSE Group and Euronext to be generated by, among other factors, (i) product cross-selling, (ii) new product launches, (iii) extension of trading hours, (iv) leveraging Euronext's and NYSE Group's brands and (v) providing a global liquidity pool to capture overseas listings.

        Synergies resulting from cost savings are expected by the management of NYSE Group and Euronext to result from, among other factors, (i) the consolidation of six trading platforms into two global trading platforms, (ii) the consolidation of ten data centers into four globally linked data centers, (iii) the integration of support functions and rationalization of marketing expenses, and (iv) the streamlining of corporate costs.

        In addition, the management of Euronext expects to progressively reduce the trading fees they charge their clients on their respective equity markets as synergies in information technology are realized.

(amounts in millions)	FY 2007E		FY 2008E		FY 2009E		Thereafter
Revenue Synergies(14)	$25.0	(€20)	$50.0	(€39)	$100.0	(€78)	$100.0	(€78)
Cost Synergies	$55.0	(€43)	$125.0	(€98)	$275.0	(€215)	$275.0	(€215)
Restructuring Costs	$70.0	(€55)	$70.0	(€55)	$40.0	(€31)	$0.0	(€0)
Net Synergies	$10.0	(€8)	$105.0	(€82)	$335.0	(€262)	$375.0	(€293)
(14)
Revenue synergies in 2007 and 2008 are estimated by Houlihan Lokey, and assume gradual phase-in of anticipated synergies

        In analyzing the Synergies, we have calculated a net present value of the future projected Synergies, using a discount rate of 9.1%, based on Euronext discount rate of 8.7% and on NYSE Group discount rate of 9.4%, a 41% tax rate, no growth in Synergy amounts after 2009, and mid-year discounting convention. In addition, we calculated a downside case of the Synergies in which Euronext will retrocede part of the information technology costs Synergies to its clients as announced on November 14, 2006.(15)

(15)
Euronext Press Release: "In accordance with the General Regulations of the Autorité des Marchés Financiers and within the framework of the proposed merger with NYSE Group Inc., Euronext NV announces that it is considering the progressive reduction of trading fees on its equity markets by between 10 and 15% as synergies in information technology are realized over the two or three years following the merger."

        We compared our valuation assumptions with those of the management of Euronext and NYSE Group, its other financial advisors (ABN AMRO and Morgan Stanley) and industry analysts. In addition, we reviewed industry analysts' commentaries regarding the achievability and timely deliverability of these Synergies.

        Based on the above assumptions and comparisons, our analysis indicated an implied value of the Synergies of approximately €1.7 billion (€1.5 billion in the downside case), as compared to Euronext and NYSE Group jointly-prepared valuation of the Synergies of €3.4 billion,(16) and an equity analyst's range value of the Synergies of €1.0 billion to €1.8 billion. We observed that Euronext and NYSE Group relied upon a capitalization approach utilizing a P/E multiple of 25.0x, in contrast to our analysis which is derived from a discounted cash flow analysis. We further observed that the majority of the analysts have valued the Synergies utilizing a discounted cash flow analysis.

(16)
Presentation "Creating the Global Exchange", June 2, 2006.

Analysis of Amortization Tax Benefits

        We calculated the net present value of the future tax benefits arising from the amortization of the intangible assets as identified by the management of NYSE Group and Euronext, using an average discount rate of 9.1%, based on Euronext discount rate of 8.7% and on NYSE Group discount rate of 9.4%, and for each identified intangible asset, the midpoint of the range of useful life as estimated by management(17).

(17)
As described in the Notes to the unaudited pro forma condensed combined financial statements of NYSE Euronext, in the Form S-4 filed on November 13, 2006 by NYSE Euronext.

Range of Values per Share for NYSE Euronext

        Based on (i) our calculation of the values per share of Euronext and NYSE Group on standalone bases, (ii) the net present value of the expected Synergies plus the amortization tax benefit, as determined by the management of both NYSE Group and Euronext and (iii) a total of 269.5 million(18) NYSE Euronext shares outstanding, our analysis indicated an implied range of values per share of NYSE Euronext of €58.56 to €69.06.

(18)
Total shares outstanding = Euronext fully diluted shares (112.6 million) times 0.98, plus NYSE shares outstanding (159.2 million).

(figures in millions except per share values)	Low		High
NYSE Group per share price (USD)	$72.89	—	$83.28
EUR-USD exchange rate as of November 20, 2006	1.2813	—	1.2813
NYSE Group per share price (EUR)	€56.89	—	€65.00
NYSE fully diluted shares outstanding	159.2	—	159.2

NYSE market capitalization	€9,056.9	—	€10,348.5
Euronext per share price	€65.76	—	€77.75
Euronext fully diluted shares outstanding	112.6	—	112.6

Euronext market capitalization	€7,401.5	—	€8,751.5
Cash consideration distribution	(€2,399.7)	—	(€2,399.7)
Tax benefits	€204.1	—	€204.1
Synergies estimated value	€1,520.2	—	€1,707.5

NYSE Euronext pro-forma valuation	€15,783.1	—	€18,612.0
NYSE Euronext number of shares	269.5	—	269.5

Values per share of NYSE Euronext	€58.56	—	€69.06

        Alternatively, an analysis of the historic closing share prices of each of NYSE Group and Euronext indicated an implied range of values per share of NYSE Euronext of €45.33 to €71.79.

	Closing Price as of
(figures in millions except per share values)	November 20, 2006	May 31, 2006	May 19, 2006	30 Days Prior to Announcement
NYSE Group per share price (USD)	$95.32	$59.80	$64.50	$78.05
EUR-USD exchange rate	1.2813	1.2845	1.2706	1.2114
NYSE Group per share price (EUR)	€74.39	€46.56	€50.77	€64.43
NYSE fully diluted shares outstanding	159.2	159.2	159.2	159.2

NYSE market capitalization	€11,844.30	€7,412.42	€8,082.47	€10,258.4
Euronext per share price	€88.00	€64.00	€70.60	€65.20
Euronext fully diluted shares outstanding	112.6	112.6	112.6	112.6

Euronext market capitalization	€9,905.04	€7,203.66	€7,946.54	€7,338.7
Cash consideration distribution	(€2,399.72)	(€2,399.72)	(€2,399.72)	(€2,399.7)
Tax benefits	—	—	—	—
Synergies valuation	—	—	—	—
Combined entity pro forma valuation	€19,349.6	€12,216.4	€13,629.3	€15,197.4
Combined entity number of shares	269.5	269.5	269.5	269.5

Combined entity per share value	€71.79	€45.33	€50.57	€56.35

6.6.  Fairness Considerations

Valuation Conclusions

        In summary, our analysis indicated an implied range of values per share of Euronext of €65.76 to €77.75. We observed that this is in-line with brokers' and analysts' target estimates and is within the range of Euronext's closing share prices of €63.65 to €93.30 for the period of May 19 to November 20, 2006.

        Based on (i) our calculation of an implied range of values per share of NYSE Euronext of €58.56 to €69.06 and (ii) the Cash Portion of the Offer Consideration, our analysis indicated an implied range of values of the Offer Consideration of €78.71 to €89.00 per Euronext share.

        With respect to the Cash Portion of the Offer Consideration, we have assumed that debt financing is available and we express no opinion on the price, terms or form of such financing.

	Low		High
NYSE Euronext Pro Forma Value (billions)	€15.7	—	€18.5
NYSE Euronext Pro Forma Number of Shares (millions)	269.5	—	269.5
NYSE Euronext Pro Forma value per Share (billions)	€58.56	—	€69.06
Euronext Shareholders	x 0.98		x 0.98

Stock Portion of the Offer Consideration	€57.39	—	€67.68
Cash Portion of the Offer Consideration	€21.32	—	€21.32
Offer Consideration	€78.71	—	€89.00

        Alternatively, the analysis of the closing share prices of each of NYSE Group and Euronext, as of November 20, 2006, indicated an implied value per share of NYSE Euronext of €45.33 to €71.79 and an implied value per share of the Offer Consideration of €65.74 to €91.68.

	November 20, 2006	May 31, 2006	May 19, 2006	30 Days Prior
	(figures in billions, except share amounts)
NYSE Euronext pro forma valuation	€19.3	€12.2	€13.7	€15.1
NYSE Euronext number of shares	269.5	269.5	269.5	269.5

NYSE Euronext per share value	€71.79	€45.33	€50.57	€56.35
Exchange ratio	x 0.98	x 0.98	x 0.98	x 0.98
Stock Portion of the Offer Consideration	€70.36	€44.42	€49.56	€55.23
Cash Portion of the Offer Consideration	€21.32	€21.32	€21.32	€21.32
Total per share consideration	€91.68	€65.74	€70.88	€76.58

        Our analysis indicated that the Offer Consideration is higher than and/or within the range of (i) values per share of Euronext indicated by our analysis and (ii) Euronext's publicly traded share price over the (a) three-month period ending November 20, 2006 and (b) the three-month period prior to the Transaction.

Implied Valuation Multiples

        The valuation multiples implied by our calculation of the values per share of the Offer Consideration indicated multiples of in excess of 17.0x EBITDA for the trailing twelve month period and through fiscal year 2007.

        Our calculation of the Offer Consideration based upon the publicly-traded share prices of each of NYSE Group and Euronext indicated multiples in excess of 19.0x EBITDA for the trailing twelve month period and through fiscal year 2007.

        We observed that the EBITDA multiple ranges derived from the combined entity market value indicated by our analyses (i) are generally in line with, or above, the observed EBITDA multiples for the selected publicly traded companies presented above, (ii) are in line with Euronext's own publicly-traded EBITDA multiples based on a 10-day volume weighted share price and (iii) are higher than the EBITDA multiples implied by our calculation of range of values per share of Euronext on a standalone basis.

Premium and Accretion Analyses

        The value of the Offer Consideration based on closing trading prices of each of Euronext and NYSE Group on the last business day prior to the May 22, 2006 announcement date of the Transaction implies a premium of 0.4% compared to Euronext's closing trading price as of the same day. The same analysis as of the last business day prior to the June 1, 2006 signing of the Combination Agreement implies a premium of 2.7%. As of November 20, 2006 the premium based on public share prices of each of Euronext and NYSE Group is 4.2%.

	Nov 20, 2006	May 31, 2006	May 19, 2006	30 Days Prior
Offer Consideration per share	€91.68	€65.74	€70.88	€76.55
Euronext share price	€88.00	€64.00	€70.60	€65.20
Offer Premium	4.2%	2.7%	0.4%	17.4%

        Our analysis of the premiums based on publicly-traded share prices 30 days prior to the announcement of the Transaction indicated a 17.4% premium. We compared this premium to premiums in other transactions announced as mergers of equals (based on prices 30 days prior to announcement) in the range of negative 7.5% to 29.2% and with a mean and median of 12.1% to 13.9%, for transactions in excess of $1.0 billion from January 1, 2004 to November 1, 2006.(19)

(19)
We reviewed 11 merger of equal transactions in excess of $1 billion, from the period January 1, 2004 to November 30, 2006.

        The modest size of the premium is largely due to the increase in Euronext's publicly-traded share prices prior to the May 22, 2006 announcement of the Transaction, which may have indicated that the market was anticipating the Transaction or a similar event.

        Our calculation of the range of values per share of Euronext and NYSE Euronext implied a premium range of 14.5% to 19.7%.

	Low		High
Offer Consideration (based on our calculation of a range of values per share of NYSE Euronext plus the Cash Portion of the Offer Consideration)	€78.71	—	€89.00
Euronext per share value based on our calculation of a range of values per share of Euronext on a standalone basis	€65.76	—	€77.75
Premium	19.7%	—	14.5%

        Based upon a downside case scenario comparison with our calculation of range of values per share of Euronext and NYSE Group, where one takes the high end of our range of values per share of Euronext and the low end of our range of values per share of NYSE Group, the Transaction does not require the Synergies to be achieved in order to make the Transaction accretive to Euronext Shareholders taken as a whole.

Contribution Analyses

        Assuming, among other factors, (i) an all-stock deal (where the Cash Portion of the Offer Consideration is assumed to buy shares of NYSE Euronext at a price equal to the closing price of NYSE Group's common stock on November 20, 2006) and (ii) the closing share prices of each of Euronext and NYSE Group, as of November 20, 2006, our analysis indicated a pro forma ownership of NYSE Euronext by current Euronext Shareholders upon consummation of the Transaction of approximately 47.2%.

        We have examined Euronext's pro forma operating performance contribution in terms of revenues, EBITDA and earnings to the combined entity. It ranges between 45% to 52% for the fiscal years ending in 2008 and 2009, with and without the Synergies.

        Additionally, the company has announced that NYSE Euronext Board of Directors will be composed of an equal number of Europeans and Americans(20).

(20)
In a Press Release dated November 21, 2006, NYSE Group and Euronext have announced that: "Within the framework of the proposed merger, NYSE Group and Euronext have agreed that following their combination the NYSE Euronext Board of Directors will be composed of an equal number of Americans (11) and Europeans (11). The Board of Directors will be composed of 22 directors, including: the directors of NYSE Group (including both Chairman and Chief Executive Officer), the members of the Euronext Supervisory Board (including the Chairman of the Euronext Supervisory Board), and the Chief Executive Officer of Euronext, and one European to be designated. It will be the decision of the Nomination Committee and the Board of Directors, both equally composed of Americans and Europeans, to maintain this parity."

Parity Analysis

        Assuming, among other factors, (i) an all-stock deal (where the Cash Portion of the Offer Consideration is assumed to buy shares of NYSE Euronext at a price equal to the closing prices of NYSE Group's common stock from March 8, 2006 to November 20, 2006) and (ii) the closing share prices of each of Euronext and NYSE Group from March 8, 2006 to November 20, 2006, our analysis indicated a pro forma ownership range of NYSE Euronext by Euronext Shareholders upon consummation of the Transaction of 47.2% to 51.7%.

        The exchange parity has ranged from 1.14 to 1.49 based upon the closing share prices of each of Euronext and NYSE Group throughout the period one-month prior to the announcement of the Transaction.

        Excluding the Cash Portion of the Offer Consideration, the Stock Portion of the Offer Consideration has ranged from 0.79 to 1.06 based upon the closing share prices of each of Euronext and NYSE Group throughout the period one-month prior to the announcement of the Transaction.

7.     Analysis of the Valuation Work Carried Out by the Advisors of Euronext

        We have reviewed the valuation reports prepared by Euronext's financial advisers, ABN AMRO and Morgan Stanley. These reports were presented to the Supervisory Board as of June 1, 2006 and May 31, 2006, respectively. Because six months have elapsed since the time that these valuations were issued, we have concluded that they were no longer relevant to our analysis.

        In their valuation reports, ABN AMRO and Morgan Stanley used the following methods:

  •
  Share price and analysts target price references;

  •
  DCF Analysis;

  •
  Selected Companies Analysis; and

  •
  Selected Transactions Analysis.

        Although we agree with these methods which are generally accepted, our critical review of these reports gave rise, among others, to the following observations.

General Comments on the Multiples Selected by ABN AMRO and Morgan Stanley

        For purposes of their analyses, ABN AMRO and Morgan Stanley selected P/E multiples. We believe that EV/EBITDA multiples constitute a more accurate method of assessing the fair market value of companies to the extent they tend to focus more on operating performance and are less affected by the different tax rates and leverage ratios of companies spread out across a broad geographical scope.

DCF Analysis

        Morgan Stanley and ABN AMRO relied on different sources for the forecasts they used in their DCF Analysis:

  •
  Brokers' estimates for Euronext through 2008;

  •
  Management forecasts using NYSE Group's business plan through 2009.

        Additionally, ABN AMRO prepared a fading period from 2008 to 2013 for Euronext and from 2010 to 2013 for NYSE Group. Morgan Stanley prepared a fading period for Euronext from 2009 to 2013.

        In their valuation of Euronext, Morgan Stanley and ABN AMRO did not take into account the same non-operating assets as we did, namely Euronext's 16.6% stake in redeemable convertible preference shares in LCH Clearnet and Euronext's 50% stake in Atos Euronext Market Solutions.

Selected Companies Analysis

        In contrast to our selection of 13 companies having operations in Europe, North America and Asia, ABN AMRO only selected, in addition to European exchanges, certain North American exchanges and no Asian exchanges.

        Morgan Stanley selected a sample of companies, which is similar to ours.

Selected Transactions Analysis

        For purposes of its Selected Transactions Analysis, ABN AMRO selected a sample of transactions dating as far back as 2001. We believe that due to the recent consolidation trend in the stock exchange industry, transactions dating back more than 18 months are less relevant in applying the Selected Transactions Analysis.

        Furthermore, the sample of comparable transactions selected by ABN AMRO included transactions involving clearing and settlement companies, such as Deutsche Boerse AG's takeover of Clearstram International SA and Clearnet's acquisition of The London Clearing House Ltd. We believe that such transactions are less relevant to the analysis as they involve companies with businesses that are substantially different from Euronext's or NYSE Group's businesses. We also noted that Prebon Yamane's buyout by Collins Stewart Tullett is more relevant to the brokerage industry than the stock exchange industry.

        We were not provided with the sample of comparable transactions selected by Morgan Stanley for purposes of its Selected Transactions Analysis.

        Finally, we have included in our sample, comparable transactions that have occurred since the date of Morgan Stanley's and ABN AMRO's valuation report:

  •
  EBS Group's acquisition by ICAP Plc in April 2006 (€628 million);

  •
  Intercontinentalexchange Inc's acquisition of the New York Board of Trade, Inc. in September 2006 (€838 million); and

  •
  Chicago's Board of Trade's acquisition by Chicago Mercantile Exchange in October 2006 (€6.3 billion)

        Updates to these valuation reports issued prior to our delivery of the Bring-Down Letter and/or the valuation reports delivered by NYSE Euronext's presenting banks to the AMF (which will be summarized in the tender offer prospectus ("Note d'Information")) will be reviewed by us in the context of the delivery of the Bring-Down Letter.

8.     Conclusion ("Attestation d'équité")

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Consideration to be offered to Euronext Shareholders taken as a whole, is fair to such Shareholders from a financial point of view.

Done in Paris
On November 23, 2006
Houlihan Lokey Howard & Zukin (Europe) Limited
/s/ JEAN-FLORENT RÉROLLE Jean-Florent Rérolle Managing Director
/s/ FRANCOIS FAURE François Faure Managing Director

SCHEDULE B

Critical analysis of the valuations effected by the Presenting Banks

Preliminary comments

        Pursuant to Instruction no2006-08 dated 25 July 2006 on independent experts, the independent valuation must contain, in particular, "an analysis of the valuation work effected by the offeror's advisor(s)" and point out "any divergences from the offeror and its advisory banks."

        In this instance, Société Générale Corporate & Investment Banking, Citigroup Global Markets Limited and JP Morgan (the "Banks") have indicated to us that their valuation work regarding the Offer made to the shareholders of Euronext is presented in summary form in part 4 of the French prospectus (note d'information) of NYSE Euronext entitled "Eléments d'appréciation de l'Offre."

        Over the course of our discussions with the Banks, we have been able to (i) clarify certain underlying assumptions used in such summary and (ii) review with the Banks the choice of methodology and the means of implementing each of the methods used.

        Our comments on the Banks' valuation work are set forth below.

Comments on the methodological approach

        The Banks analyzed the terms of the "Offre Principale", the "OPA Subsidiaire" and the "OPE Subsidiaire" (the "Offers") by using several values of Euronext resulting from a multi-criteria approach. They excluded the book value and adjusted book value methods, as well as the discounted dividend method and used the following valuation methods to assess the value of the Euronext shares:

  •
  reference to the stock market price;

  •
  the comparable public company method;

  •
  the "sum of the parts" of Euronext's activities, on the basis of a comparable public company method;

  •
  the comparable transactions method;

  •
  the DCF method (discounted cash flows available to shareholders);

        We approve the valuation methods used which are the same as those used in our own report.

        The Banks determined the value of the NYSE group on the basis of its share trading price. Given the liquidity of the shares of the NYSE Group, together with the extent of the publicly-available information concerning such shares, the share trading price is a relevant reference. Hence, the Banks considered that the share trading price is representative of its intrinsic value. For our part, we have also retained the share trading price as a relevant reference and have determined the value of the NYSE Group on the basis of a multi-criteria approach.

Comments on the implementation of the methods

        In all of their valuation analyses concerning Euronext, the Banks used estimations prepared by the management of the NYSE Group for the fiscal years ending 2006, 2007 and 2008. We have not been able to examine these forecasts. On the basis of the information available in the Document de Base filed on 30 November 2006 with the AMF (EBITDA and net projected income for the fiscal years ending 2006 and 2007) and the results of the valuation works carried out by the Banks, it appears that these estimates are more optimistic than those we used.

  (i)
  Reference to the share trading price

        We have no comments on the implementation of this reference.

  (ii)
  Comparable public companies method

        We have two comments on this method:

        (a)   Calculations of the PER: the Banks give priority to the price to earnings ratio (PER). The Banks justify this choice, among other reasons, on the basis that analysts typically use the PER criterion to value companies in the sector. For our part, we consider that multiples such as EV/EBITDA are more appropriate than the PER for the assessment of a company's market value. Although these two categories of multiples include forecasts for growth and operating performance of the companies which are compared, the PER is affected by differences in financial policy and rates of taxation which may affect companies spread over a vast geographic area.

        (b)   Use of averages and medians: in order to calculate the premium/discount, the Banks applied the median or average of the sample to Euronext's net projected income. We consider that the mechanical use of averages and medians does not allow sufficient consideration of the specific characteristics of Euronext (horizontal business model, cash, shares and derivatives activities, outsourcing of the IT costs, etc.) since the sample contains both specialized trading platforms on cash markets and shares and trading platforms for derivatives. These companies can also provide clearing or settlement activity. In addition, each has individual operating, strategic and financial characteristics. This is why we preferred to determine a range of multiples reflecting the position of the company being valued within the sample of comparable companies.

  (iii)
  Sum of the parts

        The Banks have broken-down Euronext's business into three businesses: (i) trading on the stock markets, (ii) trading on the derivatives markets and (iii) other activities (sale of market information and software). The latter are heterogeneous and constitute a considerable part of its revenue and profit margins.

        We reiterate our qualifications relating to the use of the PER and of averages and medians.

  (iv)
  DCF method

        The Banks have implemented a "Free Cash Flows to Equity" approach based on the cash flows available to shareholders of Euronext. The average value of Euronext share is EUR 70.73, with a terminal value calculated on the basis of a perpetual growth rate ("First Approach") and EUR 84.67, with a terminal value calculated as a multiple of net income for 2012 ("Second Approach").

        We reach the same conclusions with regard to the First Approach, despite differences in certain of the assumptions concerning:

  a)
  cash flows: the financial forecasts used are more optimistic than those provided to us by the Finance Department of Euronext (see discussion above);

  b)
  the calculation of the discount rate: the Banks have applied an unlevered beta which is higher than ours (1.32 as compared to 0.96). As a result they use a higher discount rate than the one we use in our analysis;

  c)
  the terminal value: the Banks chose to use a more conservative perpetuity growth rate in their First Approach than the one we used (3% as opposed to 3.5%).

        All things considered, these differences balance each other out, with the result that the value obtained is close to that we reached through our analysis: by way of information, the central value resulting from our DCF valuation amounts to EUR 71.75.

        The Second Approach used by the Banks is based on a price to earnings ratio (PER) which is supported by the average historical PER of comparable public companies. It results in a value significantly higher than that attained by means of the First Approach (+19.7%). Apart from the qualifications raised above concerning the use of this type of multiple, this variance raises questions regarding the relevance of the implied growth rate embedded in the chosen multiple.

  (v)
  Comparable transactions method

        In connection with the comparable transactions method, the Banks have selected a sample of transactions relating to the period 2001-2006. We consider that, due to the recent wave of consolidation in the stock-exchange sector, transactions which occurred more than 18 months ago are less relevant for the purposes of the comparable transactions method.

        On the same basis as the Banks, we consider that the results obtained using this method are yet more uncertain than those obtained by the comparable public companies method:

  •
  as in the method of comparable public companies, each target company has unique operating, strategic and financial differences;

  •
  two further factors accentuate the mixed nature of the sample: first, the premium for control paid by the purchaser which depends upon the target's performance, the extent of the potential synergies and the relative bargaining strengths of the parties involved; and, second, the economic situation prevailing at the time of the transaction (valuation of the sector and the dynamics of the mergers and acquisitions market).

  •
  it is difficult to use an average or median calculated on such a mixed sample (there is a difference of 37 between the lowest and highest PER in the sample used by the Banks).

[HOULIHAN LOKEY HOWARD & ZUKIN LETTERHEAD]

Supervisory Board
Euronext N.V.
Postbus 19163
1000 GD Amsterdam
The Netherlands

Paris, January 15, 2007

Dear Sirs,

        We hereby refer to our letter dated January 4, 2007 (the "Bring-down Letter") in respect of our independent valuation report (the "Report"), which was presented and provided to the Supervisory Board meeting of Euronext N.V. held on November 23, 2006 for the purpose of its decision on the mixed cash and exchange offer for all of the shares of Euronext N.V. in circulation filed on January 9, 2007 by NYSE Euronext with the Autorité des marches financiers.

        This letter is subject to all of the qualifications, assumptions and other limitations contained in the Report.

        We hereby confirm that we have not deemed it necessary to include in the Bring-down Letter a table reflecting updates to the valuation analyses set forth in the Report, as the results of these valuation analyses have not, as of January 4, 2007, changed materially and support the conclusion set forth in the Bring-down Letter.

Yours faithfully,
 Houlihan Lokey Howard & Zukin (Europe) Limited

/s/ JEAN-FLORENT RÉROLLE Jean-Florent Rérolle Managing Director	/s/ FRANÇOIS FAURE François Faure Managing Director

Annex H

EXPLANATORY NOTE

Under French law and regulations applicable to the exchange offer, the French offer document relating to the exchange offer in France must include a description of the financial terms of the exchange offer using a multi-criteria analysis. Since this analysis has been made available in the French offer document, a translation is included herein for information purpose only. Certain terminology has been conformed to the to the defined terms used in the U.S. offer prospectus and certain typographical conventions have been conformed to U.S. usage. Please read carefully the following:

  •
  The analysis was performed solely to comply with French regulations in connection with the preparation of the French offer document (note d'information) and was not prepared with a view towards disclosure in other jurisdictions other than France and Belgium.

  •
  This analysis was not relied on in any manner by Euronext in its discussions with NYSE Group or in connection with establishing the consideration offered in the exchange offer.

  •
  This analysis does not constitute an opinion of Citigroup Global Markets Limited, Société Générale and/or JPMorgan regarding the fairness of the consideration offered in the exchange offer from a financial point of view or otherwise and is not intended to and does not constitute a recommendation to any Euronext shareholder with respect to the exchange offer.

VALUATION ANALYSIS OF THE OFFER

  Preliminary remarks

  Under the exchange offer, and in accordance with the Combination Agreement, NYSE Euronext is offering Euronext shareholders the right to exchange their shares as follows:

  •
  €21.32 in cash and 0.98 NYSE Euronext share for one Euronext share under the standard offer consideration;

  •
  €95.07 for one Euronext share under the cash election; and

  •
  1.2633 NYSE Euronext shares for one Euronext share under the stock election.

  Immediately following the settlement/delivery of the exchange offer, NYSE Group will be merged with a wholly owned subsidiary of NYSE Euronext based on a share exchange ratio of one NYSE Group share of common stock for one NYSE Euronext share of common stock. The entity resulting from the Merger will be a wholly owned subsidiary of NYSE Euronext as defined above. Throughout this section, the value of one NYSE Euronext share is analyzed through the valuation of one NYSE Group share.

  Methodology

  The standard offer consideration, the cash election and the stock election have been assessed using a multi-criteria analysis based on commonly employed valuation methods.

  Valuation methods used

  The methods employed to analyze the exchange offer are based on the commonly employed valuation criteria used to value exchange operators. The methods used are:

  •
  Share prices;

  •
  Multiples of comparable listed companies;

  •
  Sum-of-the-parts;

  •
  Discounted future cash flows; and

  •
  Multiples of comparable transactions (for informational purposes only).

Methods eliminated

  The following methods were eliminated:

  Net assets book value and revalued net assets

  These valuation methods were deemed inappropriate given that the intrinsic value of exchange operators such as Euronext and NYSE Group is not necessarily reflected in the book values or the revaluated book values of their assets.

  Dividend per share

  This method was considered inappropriate as exchange operators are not primarily valued based on dividends paid to shareholders.

Assumptions applied and sources of information

  Financials

  Unless otherwise stated, the financials of Euronext used to analyze the terms of the exchange offer are based on its consolidated financial statements under IFRS for the year ended December 31, 2005, on the first three consolidated quarterly financial statements for fiscal year 2006 and on Euronext estimates prepared by NYSE Group management for 2006, 2007 and 2008.

  Euronext's 2005 net income was adjusted upward for non-recurring items of €7.5 million before tax (or €5.0 million after tax based on an effective tax rate of 32.7%). Net income for the first nine months of 2006 was also adjusted upward by €14.3 million after tax (based on an effective tax rate of 30.4%). These adjustments relate to capital gains on asset sales and non-recurring expenses related to combination projects.

  The value per share of Euronext share implied by the different valuation methods is based on 112,275,832 diluted shares (excluding treasury shares) (source: Euronext management as of September 30, 2006).

  Multiples

  The valuation of Euronext referring to comparable listed companies is based on multiples of share price divided by earnings per share ("EPS"), referred to in the following analysis as "PER" (Price Earnings Ratio). These multiples were selected because they reflect both the growth and profitability perspectives of Euronext's businesses.

  Revenue multiples were not utilized because they do not take into account the underlying profitability of either company. Multiples of Entreprise Value to Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") were not utilized because they are not traditionally used to evaluate companies in this sector.

  Foreign exchange rates

  The analysis of the share prices of NYSE Group in euros is based on the euro/US dollar noon buying rate published by the Federal Reserve Bank of New York.

  Market data

  The share price analysis is based (i) on the closing or the volume weighted average share prices, as the case may be, and the volumes traded of the Euronext shares on Euronext Paris and (ii) on the closing or the volume weighted average share price, as the case may be, and the volumes traded of the NYSE Group shares on all markets, except as noted otherwise (sources: FactSet and Bloomberg). Volume-weighted average prices of Euronext share data have been adjusted prior to August 10, 2006, which corresponds to the first day when the Euronext share traded excluding the €3 extraordinary dividend announced in May-06.

  The market for the Euronext stock is liquid with an average trading volume of 758,738 shares per day over the twelve months prior to the filing of the exchange offer, representing approximately 0.68% of Euronext capital stock. Euronext provides regular disclosure of its financial results, outlook, and the development of its businesses. Euronext is also frequently the subject of financial analysts' reports. Therefore, the share price of Euronext can be considered as reflecting the information available to the public and therefore constitutes a relevant indicator of the value of the company.

  The market for NYSE Group shares is liquid with an average daily trading volume of 3,256,644 shares between March 8, 2006 (the first day of listing of NYSE Group) and the filing of the exchange offer, which represents approximately 2.1% of the capital of NYSE Group. NYSE Group provides regular disclosure of its financial results, outlook and the development of its businesses. NYSE Group is also frequently the subject of financial analysts' reports. Therefore, the share price of NYSE Group can be considered as reflecting the information available to the public and therefore constitutes a relevant indicator of the value of the company.

  Dates used for the share prices

  The standard offer consideration, the cash election and the stock election were analyzed on the basis of the following:

  •
  the share prices and volumes of Euronext and NYSE Group on January 8, 2007, which is the last trading day before the filing of the exchange offer with the AMF, and the volume weighted averages of share prices and the volumes until that date;

  •
  the share prices and volumes of Euronext and NYSE Group on May 31, 2006, which is the last trading day before the announcement of the exchange offer, and the volume weighted averages of share prices and the volumes until that date.

Terms of the standard offer consideration, the cash election and the stock election

  Principal Offer

  The standard offer consideration consists of €21.32 in cash and 0.98 NYSE Euronext shares for each Euronext share. Based on the last closing share price of NYSE Group prior to the filing of the exchange offer ($105.94 on January 8, 2007), and on an exchange rate of $1.3023 per euro on the same date, the standard offer consideration has an implied value of €101.04, calculated as: ((0.98 × $105.94) / 1.3023) + €21.32.

  Secondary Offers

  Pursuant to the Combination Agreement, the considerations offered under the cash election and stock election are based on the volume weighted average share price of NYSE Group on the New York Stock Exchange over the last 10 trading days prior to the filing of the exchange offer with the AMF, converted into euros on the basis of the average exchange rate for this period. Over this period and on this basis, the volume weighted average price of one NYSE Group share was $98.75, or €75.26 (on the basis of an average exchange rate of USD 1.3121 per euro over this period).

  Considering that one NYSE Euronext share is equivalent to one NYSE Group share, this results in:

  •
  an implied value of €95.07 ((0.98 × $98.75 / 1.3121) + €21.32) per Euronext share, which is the cash consideration offered under the cash election;

  •
  an implied exchange ratio of 1.2633 NYSE Euronext shares ((0.98 × $98.75 / 1.3121 + €21.32) / ($98.75 / 1.3121)) per Euronext share, which is the stock consideration offered under the stock election. Based on the last closing share price of NYSE Group prior to the filing of the exchange offer of $105.94 and an exchange rate of $1.3023 per euro on January 8, 2007, the stock election has an implied value of €102.77, calculated as: ((1.2633 × $105.94) / 1.3023).

  Note

  Based on the last closing share price of NYSE Group before the filing of the exchange offer (January 8, 2007), the implied value of the standard offer consideration stands at €101.04, which is 6.28% higher than the value offered by the cash election (€95.07) and 1.68% lower than the implied value of the stock election (€102.77). These differences may vary after the filing of the exchange offer due to changes in the price of the NYSE Group share and in the euro/US dollar exchange rate.

  Section 4.3 below provides an analysis of the premiums offered by the standard offer consideration, the cash election and the stock election under the various valuation methods applied.

Assessment of the exchange offer under the various valuation methods applied

  Preliminary remarks on the calculation of the premiums offered:

  For the share price analysis:

  •
  The premiums offered under the standard offer consideration are based on an implied value of the standard offer consideration which is calculated on the basis of the volume weighted average share prices of NYSE Group on the dates and for the periods considered (until January 8, 2007 and until May 31, 2006).

  •
  The premiums arising from the cash election were calculated on the basis of the fixed value of €95.07 offered to the Euronext shareholders.

  •
  The premiums arising from the stock election were calculated by comparing the stock consideration of 1.2633 NYSE Euronext shares per Euronext share offered to Euronext shareholders, to the implied exchange ratio of Euronext shares to NYSE Group shares (converted into euros) calculated on the basis of the volume weighted average share prices and the average euro/US dollar exchange rates on the dates and for the periods considered.

  In order to reflect the situation prevailing at the time the exchange offer was announced (June 1, 2006), the premiums of the stock election have been also been presented on the basis of a value of the stock election calculated using the volume weighted average share price of NYSE Group and the average euro/US dollar exchange rate over the last 10 trading days preceding the announcement of the exchange offer (until May 31, 2006).

  For the other valuation methods:

  For each of these valuation methods, the premiums represented by the standard offer consideration and the stock election were calculated using the implied values of the standard offer consideration and the stock election calculated on the basis of the last closing share price of NYSE Group before the filing of the exchange offer, namely an implied value of €101.04 for the standard offer consideration and €102.77 for the stock election. The premiums arising from the cash election were calculated on the basis of the fixed value of €95.07 offered to Euronext shareholders.

Share prices

Analysis of the standard offer consideration based on the share price of Euronext

The table below summarizes the premiums represented by the standard offer consideration based on:

•
the last share price of Euronext and NYSE Group before filing the exchange offer (January 8, 2007) and the volume weighted average share price until that date; and

•
the last share price of Euronext and NYSE Group before the announcement of the exchange offer (May 31, 2006) and the volume weighted average share prices until that date.

Period	Euronext Share Price (€)	NYSE Group Share Price ($)	NYSE Group Share Price(1) (€)	Implied Value of the Principal Standard Offer Consideration (€)	Premium/(Discount) Offered by the Standard Offer Consideration
Closing Share Price Before the Exchange Offer Filing (January 8, 2007)	€ 95.00	$105.94	€ 81.35	€ 101.04	6.4%
1-month Weighted Average	€ 90.11	$99.48	€ 75.69	€ 95.50	6.0%
3-month Weighted Average	€ 87.18	$94.33	€ 73.00	€ 92.86	6.5%
6-month Weighted Average	€ 81.09	$85.65	€ 66.77	€ 86.76	7.0%
Weighted Average since June 1, 2006(2)	€ 77.54	$80.77	€ 63.09	€ 83.15	7.2%
Weighted Average since March 8, 2006(3)	€ 73.11	$78.15	€ 61.60	€ 81.68	11.7%
Closing Share Price Before the Exchange Offer Announcement (May 31, 2006)	€ 64.04	$59.80	€ 46.60	€ 66.99	4.6%
1-month Weighted Average	€ 67.89	$65.47	€ 51.28	€ 71.57	5.4%
Weighted Average since March 8, 2006(3)	€ 65.54	$73.24	€ 59.10	€ 79.24	20.9%

(1)
Price of the NYSE Group share converted into euros on the basis of the average USD/€ exchange rate for the period in question.

(2)
June 1, 2006 is the date of the announcement of the exchange offer.

(3)
March 8, 2006 is the first day of trading of NYSE Group following the merger between NYSE and Archipelago.

Based on the Euronext share price before the filing of the exchange offer, the standard offer consideration reflects a premium ranging from 6.0% to 11.7% depending on the period.

Based on the Euronext share price before the announcement of the exchange offer, the standard offer consideration reflects a premium ranging from 4.6% to 20.9% depending on the period.

Analysis of the cash election on the basis of the Euronext share price

The table below summarizes the premiums represented by the cash election as determined by comparing the fixed value of €95.07 proposed by the cash election to:

•
the last Euronext share price before filing the exchange offer (January 8, 2007) and the volume weighted average share prices until that date; and

•
the last Euronext share price before the announcement of the exchange offer (May 31, 2006) and the volume weighted average share prices until that date.

Period	Euronext Share Price (€)	Premium / (Discount) Offered by the Cash Election
Closing Share Price Before the Exchange Offer Filing (January 8, 2007)	€95.00	0.1%
1-month Weighted Average	€90.11	5.5%
3-month Weighted Average	€87.18	9.1%
6-month Weighted Average	€81.09	17.3%
Weighted Average since June 1, 2006(1)	€77.54	22.6%
Weighted Average since March 8, 2006(2)	€73.11	30.0%
Closing Share Price Before the Exchange Offer Announcement (May 31, 2006)	€64.04	48.5%
1-month Weighted Average	€67.89	40.0%
Weighted Average since March 8, 2006(3)	€65.54	45.1%

(1)
June 1, 2006 is the date of the announcement of the exchange offer.

(2)
March 8, 2006 is the first day of trading of NYSE Group following the merger between NYSE and Archipelago.

Based on the Euronext closing share prices before the filing of the exchange offer, the cash election reflects a premium ranging from 0.1% to 30.0% depending on the period.

Based on the Euronext closing share prices before the announcement of the exchange offer, the cash election reflects a premium ranging from 40.0% to 48.5% depending on the period.

In order to reflect the situation prevailing at the time the exchange offer was announced, the table below summarizes the premiums represented by the cash election calculated using the volume weighted average share prices of NYSE Group and the average euro/US dollar exchange rate over the last 10 trading days prior to the announcement of the exchange offer (i.e. €68.75).

Period	Euronext Share Price (€)	Premium / (Discount) Offered by the Cash Election(1)
Closing Share Price Before the Exchange Offer Announcement (May 31, 2006)	€64.04	7.4%
1-month Weighted Average	€67.89	1.3%
Weighted Average since March 8, 2006	€65.54	4.9%

(1)
Based on the implied value of the cash election using the volume-weighted average share price of NYSE Group and the average USD/€ exchange rate over the 10 trading days before the announcement, i.e. €68.75.

On the basis of the share prices before the announcement of the Exchange Offer, the cash election represents a premium ranging from 1.3% to 7.4% depending on the period.

Valuation of the stock election based on the Euronext and NYSE Group share prices

The table below summarizes the premiums offered by the stock election as follows:

•
by comparing the stock consideration offered (1.2633 NYSE Euronext shares per Euronext share) and the exchange ratios calculated based on the share prices of Euronext and NYSE Group before the filing of the exchange offer (January 8, 2007) and the volume weighted average share prices until that date; and

•
by comparing the stock consideration offered (1.2633 NYSE Euronext shares per Euronext share) and the exchange ratios calculated based on the share prices of Euronext and NYSE Group before the exchange offer was announced (May 31, 2006) and the volume weighted average share prices until that date.

Period	Euronext Share Price (€)	NYSE Group Share Price ($)	NYSE Group Share Price(1) (€)	Implied Exchange Ratio	Premium / (Discount) Offered by the Stock Election
Closing Share Price Before the Exchange Offer Filing (January 8, 2007)	€95.00	$105.94	€81.35	1.1678x	8.2%
1-month Weighted Average	€90.11	$99.48	€75.69	1.1905x	6.1%
3-month Weighted Average	€87.18	$94.33	€73.00	1.1942x	5.8%
6-month Weighted Average	€81.09	$85.65	€66.77	1.2144x	4.0%
Weighted Average since June 1, 2006(2)	€77.54	$80.77	€63.09	1.2291x	2.8%
Weighted Average since March 8, 2006(3)	€73.11	$78.15	€61.60	1.1869x	6.4%
Closing Share Price Before the Exchange Offer Announcement (May 31, 2006)	€64.04	$59.80	€46.60	1.3743x	(8.1)%
1-month Weighted Average	€67.89	$65.47	€51.28	1.3240x	(4.6)%
Weighted Average since March 8, 2006(3)	€65.54	$73.24	€59.10	1.1089x	13.9%

(1)
Price of the NYSE Group share converted into euros on the basis of the average USD/€ exchange rate for the period in question.

(2)
June 1, 2006 is the date of the announcement of the exchange offer.

(3)
March 8, 2006 is the first day of trading of NYSE Group following the merger between NYSE and Archipelago.

On the basis of the implied exchange ratios calculated before the filing of the exchange offer, the stock election reflects a premium ranging from 2.8% to 8.2% depending on the period.

On the basis of the implied exchange ratios calculated before the announcement of the exchange offer, the valuation of the stock election reflects a premium/(discount) ranging from (8.1)% to 13.9% depending on the periods. The implied premiums / (discounts) offered by the stock election calculated on the basis of the share prices before June 1, 2006 can be explained by the relative share price performance of NYSE Group and Euronext since the announcement of the exchange offer. Over that period, the outperformance of NYSE Group shares resulted in a decrease in the relative exchange ratio.

In order to reflect the situation prevailing at the time the exchange offer was announced, the table below also summarizes the implied premiums resulting from the comparison between:

•
the stock consideration of the stock election calculated on the basis of the volume weighted average price of NYSE Group and the average euro/US dollar exchange rate over the last 10 trading days preceding the announcement of the exchange offer (until May 31, 2006), which is a ratio of 1.4205; and

•
the implied exchange ratios resulting from the share prices of NYSE Group and Euronext before the announcement of the exchange offer (May 31, 2006) and the volume weighted average share prices until that date.

Period	Euronext Share Price (€)	NYSE Group Share Price ($)	NYSE Group Share Price(1) (€)	Implied Exchange Ratio	Premium / (Discount) Offered by the Stock Election(2)
Closing Share Price Before the Announcement of the Exchange Offer (May 31, 2006)	€64.04	$59.80	€46.60	1.3743x	3.4%
1-month Weighted Average	€67.89	$65.47	€51.28	1.3240x	7.3%
Weighted Average since March 8, 2006	€65.54	$73.24	€59.10	1.1089x	28.1%

(1)
Price of one NYSE Group share converted into euros on the basis of the average USD/€ exchange rate for the period.

(2)
Based on the implied exchange ratio calculated using the volume-weighted average share price of NYSE Group and the average USD/€ exchange rate over the 10 trading days prior to the announcement, 1.4205.

On the basis of the exchange ratios calculated before the announcement of the exchange offer, the stock election reflects a premium ranging from 3.4% to 28.1% depending on the period.

Multiples of comparable listed companies

Method

This method consists in applying the trading multiples observed for comparable companies to the company's estimated financials in order to obtain the implied value per share of the company analyzed.

Multiples used

The multiples used in this analysis are PERs estimated for 2006, 2007 and 2008.

Sampling used

The sampling used consists of the following companies, which are all exchange operators:

•
Australian Stock Exchange Limited;

•
Bolsas y Mercados Españoles;

•
Deutsche Börse AG;

•
Hong Kong Exchanges and Clearing Limited;

•
International Securities Exchange, Inc.;

•
London Stock Exchange plc;

•
Nasdaq Stock Market Inc;

•
OMX Aktiebolag ("OMX");

•
Singapore Exchange Limited; and

•
TSX Group Inc.

Data used

The EPS estimates used for Euronext in this analysis were prepared by the management of NYSE Group.

For the comparable companies used, the EPS estimates were obtained from the First Call and Institutional Brokers Estimate System (IBES) services, as provided by Thomson Financial and FactSet. All the multiples of the comparable companies are calculated on the basis of the share prices on January 8, 2007 (source: FactSet).

Results

The following table presents the results of this analysis:

	Price per Share / Earnings per Share
	2006E	2007E	2008E
High	44.8x	36.8x	32.9x
Median	26.2x	21.7x	18.5x
Mean	28.5x	23.4x	20.6x
Low	18.0x	16.4x	14.2x
Implied Value per Euronext Share
Median	€74.59	€74.46	€76.39
Mean	€81.02	€80.17	€85.05
Premium / (Discount) represented by the standard offer consideration(1)
Median	35.5%	35.7%	32.3%
Mean	24.7%	26.0%	18.8%
Premium / (Discount) represented by the cash election(2)
Median	27.5%	27.7%	24.5%
Mean	17.3%	18.6%	11.8%
Premium / (Discount) represented by the stock election(1)
Median	37.8%	38.0%	34.5%
Mean	26.8%	28.2%	20.8%

(1)
Based on the most recent closing share price of NYSE Group before the filing of the exchange offer.

(2)
Based on the value offered by the cash election (€95.07).

Sum-of-the-Parts

The sum-of-the-parts analysis consists in valuing separately each Euronext business segment (Cash Trading/Listing, Derivatives Trading and Other Businesses) in order to obtain the implied value per share of Euronext.

The activities below correspond to the business segments as presented in the Euronext consolidated financial statements, subject to the following reservations:

•
"Cash Trading/Listing" includes Euronext's participation in MTS;

•
"Derivatives Trading "corresponds to the comparable segment as stated in Euronext's consolidated financial statements; and

•
"Other Businesses" includes all other Euronext activities (including the sale of market data, settlement-delivery and custodial services, software sales).

For each business segment, an estimate of net income for 2007 was established on the basis of its respective contribution to the consolidated operating income of Euronext for the first three quarters of 2006, and of the estimate of Euronext's 2007 consolidated net income prepared by the management of NYSE Group.

The valuation multiples applied to each segment are based on the PER observed for comparable traded companies (listed below).

The following table presents the results of this analysis:

	2007E PER		Implied Valuation
	Sum-of-the-Parts Analysis
Segment:
	Median	Mean	Median	Mean
	(€ in millions except per share statistics)
Cash Trading/Listing(1)	22.1 x	22.7 x	€3,518	€3,614
Derivatives Trading(2)	37.8 x	34.0 x	6,138	5,511
Other Businesses(3)	17.7 x	20.2 x	1,131	1,294

Total	28.0 x	27.0 x	€10,787	€10,418
Implied Value Per Euronext Share			€96.08	€92.79
Premium / (Discount) represented by the standard offer consideration(4)			5.2%	8.9%
Premium / (Discount) represented by the cash election(5)			(1.0)%	2.5%
Premium / (Discount) represented by the stock election(4)			7.0%	10.7%

(1)
Comparable companies used: NASDAQ Stock Market Inc, Australian Stock Exchange Limited, London Stock Exchange plc, TSX Group Inc, International Securities Exchange Inc.

(2)
Comparable companies used: Chicago Mercantile Exchange Holdings Inc, IntercontinentalExchange, Inc., Nymex Holdings, Deutsche Börse AG.

(3)
Comparable companies used: Sage Group PLC, Computershare Ltd, Atos Origin, Business Objects S.A., Misys PLC, SimCorp A/S, Temenos Group AG, Royalblue Group PLC, GL Trade, Linedata Services, ORC Software AB.

(4)
Based on the last share price of NYSE Group stock before filing the exchange offer.

(5)
Based on the value offered by the cash election (€95.07).

Discounted future cash flows

        This method consists in calculating the present value of future free cash flows available to shareholders. This analysis assumes zero net financial debt at December 31, 2006 and over the following years. The cash flows were estimated as follows:

Net income + amortization and depreciation - capital expenditures - change in working capital requirements

This method was applied to estimated future cash flows for the period 2007-2011, a period at the end of which a terminal value was calculated (see below).

This analysis was prepared on the basis of estimated Euronext net income prepared by the management of NYSE Group for 2007 and 2008, and the following assumptions:

•
annual growth rate of revenues of 10% between 2009 and 2011;

•
convergence of amortization, depreciation and capital expenditures between 2009 and 2011;

•
change in working capital requirements equal to 25% of the annual change in revenues;

•
terminal value estimated by alternatively applying:

a)
a normative flow equal to net income and a perpetuity growth rate of 3%;

b)
a range of multiples between 16x and 18x estimated net income (range based on the average historical PER of Euronext and comparable listed companies);

•
discount rate between 9.4% and 12.0% (see detailed assumptions below);

•
mid-year convention assuming free cash flows available on June 30 of each year;

•
terminal value calculated as of 12/31/11; and

•
valuation calculated as of December 31, 2006.

•
the non-operating assets of Euronext have been taken into account in the estimates of Euronext's net income prepared by NYSE Group Management for 2006, 2007, and 2008.

Discount rate

Since the cash flows used herein are free cash flows for shareholders and, based on the assumption of zero net financial debt at December 31, 2006 and over the following years, the discount rate corresponds to the estimated cost of equity of Euronext.

The cost of equity was calculated on the basis of:

•
an asset beta of 1.36, calculated on the basis of the median asset beta of the comparable companies selected in Section 4.3.2;

•
a risk free rate of 4% (30-year French Treasury Bonds (OAT) yield; December 2006);

•
an equity risk premium ranging from 4% to 6%.

Results

The following table presents the results of the analysis based on the terminal value calculated on a perpetuity growth rate basis:

Discount Rate	Implied Value Per Share with a Terminal Value Based on a 3% Perpetuity Growth Rate
9.4%	€82.82
10.1%	€74.83
10.7%	€68.21
11.4%	€62.62
12.0%	€57.85
	Low	Median	Mean	High
Implied Value Per Euronext Share	€57.85	€68.21	€69.27	€82.82
Premium / (Discount) represented by the standard offer consideration(1)	74.6%	48.1%	45.9%	22.0%
Premium / (Discount) represented by the cash election(2)	64.3%	39.4%	37.3%	14.8%
Premium / (Discount) represented by the stock election(1)	77.6%	50.7%	48.4%	24.1%

(1)
Based on the most recent closing price of NYSE Group before the filing of the exchange offer.

(2)
Based on the value offered by the cash election (€95.07).

The analysis based on a perpetuity growth rate indicates a premium ranging from 37.3% to 50.7% depending on whether the mean or the median is used.

The following table presents the results of the analysis based on a terminal value calculated on the basis of a forward net income multiple:

	Implied Value Per Share with a Terminal Value Based on a Forward Net Income Multiple of:
Discount Rate
	16.0x	17.0x	18.0x
9.4%	€84.72	€88.92	€93.12
10.1%	€82.49	€86.57	€90.64
10.7%	€80.34	€84.30	€88.25
11.4%	€78.26	€82.10	€85.94
12.0%	€76.25	€79.98	€83.71
	Low	Median	Mean	High
Implied Value Per Euronext Share	€76.25	€84.30	€84.37	€93.12
Premium / (Discount) represented by the standard offer consideration(1)	32.5%	19.9%	19.8%	8.5%
Premium / (Discount) represented by the cash election(2)	24.7%	12.8%	12.7%	2.1%
Premium / (Discount) represented by the stock election(1)	34.8%	21.9%	21.8%	10.4%

(1)
Based on the most recent closing share price of NYSE Group stock before filing of the exchange offer.

(2)
Based on the value offered by the cash election (€95.07).

The analysis based on a forward earnings multiple indicates a premium ranging from 12.7% to 21.9% depending on whether the average or the median is used.

Multiples of comparable transactions (for informational purposes only)

Method

This analysis consists in comparing the multiples observed in significant transactions announced in the industry of Euronext. The multiples of the comparable transactions are applied to Euronext's financials to obtain an implied value per share of Euronext.

This method is presented for informational purposes only. The following factors should be considered when reviewing the results of this information-only analysis:

•
the transaction universe used below consists primarily of acquisitions rather than combinations between equals;

•
a significant portion of the target companies in the transactions below is comprised of derivative trading platforms, for which growth perspectives and valuation multiples are significantly higher than those for companies with a more diversified and balanced portfolio of activities between cash trading and derivatives trading; and

•
the multiples observed depend on parameters specific to each target and on the particular negotiation context of each transaction.

As a result, this method presents a limited relevance for an assessment of the terms of the combination of equals between NYSE Group and Euronext.

Multiples and transaction universe used

This method is based on the ratio between the transaction equity value for the target companies in the comparable transactions divided by the net income of these companies. This ratio is calculated on the basis of the operating net income for the last twelve months preceding the announcement of each comparable transaction (as available per company filings). The transaction universe consists of the following:

•
NASDAQ Stock Market Inc. / London Stock Exchange plc (November 20, 2006);

•
Chicago Mercantile Exchange Holdings Inc / CBOT Holdings, Inc. (October 17, 2006);

•
IntercontinentalExchange, Inc. / New York Board of Trade (September 14, 2006);

•
Australian Stock Exchange Limited / SFE Corporation Limited (March 27, 2006);

•
NYSE / Archipelago (April 20, 2005);

•
OMX / Copenhagen Stock Exchange A/S (November 15, 2004);

•
Euronext / Bolsa de Valores de Lisboa (December 13, 2001); and

•
Euronext / LIFFE (Holdings) plc (October 29, 2001).

Results

The table below presents the results of this analysis:

Transaction Equity Value / Last-Twelve-Month Operating Net Income
High	55.1x
Median	30.3x
Mean	34.6x
Low	18.2x
Implied Value per Euronext Share
Median	€97.59
Mean	€111.19
Premium / (Discount) Offered by the standard offer consideration(1)
Median	3.5%
Mean	(9.1)%
Premium / (Discount) Offered by the cash election(2)
Median	(2.6)%
Mean	(14.5)%
Premium / (Discount) Offered by the stock election(1)
Median	5.3%
Mean	(7.6)%

(1)
Based on the most recent closing share price of NYSE Group stock before filing of the exchange offer.

(2)
Based on the value offered by the cash election (€95.07).

Summary of valuation criteria for the exchange offer

The table below summarizes the premiums offered under the standard offer consideration, the cash election and the stock election based on the most relevant valuation methods discussed above.

Methodology	Euronext Value Per Share(€)	Premium / (Discount) represented by the standard offer consideration(1)	Premium / (Discount) represented by the cash election(3)	Premium / (Discount) represented by the stock election(1)
Share prices(2)
Closing Share Price Before Filing of the Exchange Offer (January 8, 2007)	€95.00	6.4%	0.1%	8.2%
1-month Weighted Average	€90.11	6.0%	5.5%	6.1%
3-month Weighted Average	€87.18	6.5%	9.1%	5.8%
6-month Weighted Average	€81.09	7.0%	17.3%	4.0%
Weighted Average since June 1, 2006	€77.54	7.2%	22.6%	2.8%
Weighted Average since March 8, 2006	€73.11	11.7%	30.0%	6.4%
Comparable Companies Analysis
2006E EPS
Median	€74.59	35.5%	27.5%	37.8%
Mean	€81.02	24.7%	17.3%	26.8%
2007E EPS
Median	€74.46	35.7%	27.7%	38.0%
Mean	€80.17	26.0%	18.6%	28.2%
2008E EPS
Median	€76.39	32.3%	24.5%	34.5%
Mean	€85.05	18.8%	11.8%	20.8%
Sum-of-the-Parts Analysis
Median	€96.08	5.2%	(1.0)%	7.0%
Mean	€92.79	8.9%	2.5%	10.7%
Discounted Cash Flow Analysis
Terminal Value Based on a Perpetuity Growth Rate
Median	€68.21	48.1%	39.4%	50.7%
Mean	€69.27	45.9%	37.3%	48.4%
Terminal Value Based on a Net Income Multiple
Median	€84.30	19.9%	12.8%	21.9%
Mean	€84.37	19.8%	12.7%	21.8%

(1)
Based on the most recent closing share price of NYSE Group before the filing of the exchange offer, except for the share prices analysis.

(2)
Premiums represented by the standard offer consideration and the stock election calculated on the basis of the weighted average prices and the average USD/€ exchange rate for the period in question.

(3)
Based on the exchange value under the cash election (€95.07).

QuickLinks

CERTAIN FREQUENTLY USED TERMS
ADDITIONAL INFORMATION
TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER
SUMMARY
The Combination
After the Combination and the Post-Closing Reorganization
SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA (Unaudited)
COMPARATIVE PER SHARE MARKET INFORMATION
EXCHANGE RATE INFORMATION
RISK FACTORS
FORWARD-LOOKING STATEMENTS
THE COMBINATION
THE COMBINATION AGREEMENT
DIRECTORS AND MANAGEMENT OF NYSE EURONEXT AFTER THE COMBINATION
INDUSTRY
REGULATION
INFORMATION ABOUT NYSE EURONEXT
NYSE EURONEXT UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME NINE MONTHS ENDED SEPTEMBER 30, 2006 (In thousands, except per share data)
NYSE EURONEXT UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL CONDITION AS OF SEPTEMBER 30, 2006 (In thousands)
INFORMATION ABOUT NYSE GROUP
SELECTED HISTORICAL FINANCIAL DATA OF NYSE GROUP
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF NYSE GROUP
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ARCHIPELAGO
INFORMATION ABOUT EURONEXT
SELECTED HISTORICAL FINANCIAL DATA OF EURONEXT
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF EURONEXT
DESCRIPTION OF NYSE EURONEXT CAPITAL STOCK
COMPARISON OF SHAREHOLDER RIGHTS PRIOR TO AND AFTER THE COMBINATION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF NYSE EURONEXT, INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
NYSE EURONEXT, INC. STATEMENT OF FINANCIAL CONDITION
NYSE EURONEXT, INC. NOTE TO THE STATEMENT OF FINANCIAL CONDITION
NYSE EURONEXT, INC. STATEMENT OF FINANCIAL CONDITION (UNAUDITED)
NYSE EURONEXT, INC. NOTE TO THE STATEMENT OF FINANCIAL CONDITION (UNAUDITED)
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF NYSE GROUP, INC.
NYSE GROUP, INC. CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (In thousands, except per share data)
NYSE GROUP, INC. CONDENSED CONSOLIDATED STATEMENTS OF INCOME (In thousands, except per share data) (Unaudited)
NYSE GROUP, INC. CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (In thousands) (Unaudited)
NYSE GROUP, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands) (Unaudited)
NYSE GROUP, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
NYSE GROUP, INC. REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
NYSE GROUP, INC. CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (Dollars in Thousands)
NYSE GROUP, INC. CONSOLIDATED STATEMENTS OF INCOME (Dollars in Thousands)
NYSE GROUP, INC. CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY AND COMPREHENSIVE INCOME (Dollars in Thousands)
NYSE GROUP, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in Thousands)
NYSE GROUP, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Retirement Benefits
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF ARCHIPELAGO HOLDINGS, INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ARCHIPELAGO HOLDINGS, INC. CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (In thousands, except per share data)
ARCHIPELAGO HOLDINGS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share data)
ARCHIPELAGO HOLDINGS, INC. CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY For the Years ended December 31, 2003, 2004 and 2005 (In thousands)
ARCHIPELAGO HOLDINGS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
ARCHIPELAGO HOLDINGS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF EURONEXT N.V.
EURONEXT N.V. UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS
EURONEXT N.V. UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
EURONEXT N.V. UNAUDITED INTERIM CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
EURONEXT N.V. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
EURONEXT N.V. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
EURONEXT N.V. CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
EURONEXT N.V. CONSOLIDATED BALANCE SHEETS FOR THE YEARS ENDED DECEMBER 31, 2005, 2004, and 2003
EURONEXT N.V. CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 and 2003
EURONEXT N.V. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
COMBINATION AGREEMENT by and among NYSE GROUP, INC. EURONEXT N.V. NYSE EURONEXT, INC. and JEFFERSON MERGER SUB, INC. Dated as of June 1, 2006 Amended and Restated as of November 24, 2006
TABLE OF CONTENTS
AMENDED AND RESTATED COMBINATION AGREEMENT
RECITALS
ARTICLE I THE OFFER
ARTICLE II THE MERGER
ARTICLE III POST-CLOSING REORGANIZATION
ARTICLE IV CORPORATE NAME; EXECUTIVE OFFICES; GOVERNING DOCUMENTS
ARTICLE V BOARD AND MANAGEMENT COMMITTEE AT THE EFFECTIVE TIME
ARTICLE VI REPRESENTATIONS AND WARRANTIES
ARTICLE VII COVENANTS
ARTICLE VIII CONDITIONS TO THE MERGER
ARTICLE IX TERMINATION
ARTICLE X MISCELLANEOUS AND GENERAL
ANNEX I: Defined Terms
ANNEX II: Conditions to the Filing and Commencement of the Offer
ANNEX III: Conditions to the Completion of the Offer
[LETTERHEAD OF MORGAN STANLEY & CO. LIMITED]
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF NYSE EURONEXT
ARTICLE I NAME OF CORPORATION
ARTICLE II REGISTERED OFFICE
ARTICLE III PURPOSE
ARTICLE IV STOCK
ARTICLE V LIMITATIONS ON VOTING AND OWNERSHIP
ARTICLE VI BOARD OF DIRECTORS
ARTICLE VII OFFICER AND DIRECTOR DISQUALIFICATION
ARTICLE VIII STOCKHOLDER ACTION
ARTICLE IX DIRECTOR LIABILITY
ARTICLE X AMENDMENTS TO CERTIFICATE OF INCORPORATION
ARTICLE XI ENFORCEABILITY
ARTICLE XII AUTOMATIC REPEAL OF CERTAIN PROVISIONS
ARTICLE XIII EFFECTIVE TIME
AMENDED AND RESTATED BYLAWS OF NYSE EURONEXT Incorporated under the Laws of the State of Delaware Dated as of ,
ARTICLE I. OFFICES AND RECORDS
ARTICLE II. STOCKHOLDERS
ARTICLE III. BOARD OF DIRECTORS
ARTICLE IV. COMMITTEES
ARTICLE V. OFFICERS; EMPLOYEES
ARTICLE VI. STOCK CERTIFICATES AND TRANSFERS
ARTICLE VII. JURISDICTION
ARTICLE VIII. CONFIDENTIAL INFORMATION
ARTICLE IX. COMPLIANCE WITH SECURITIES LAWS; OTHER CONSIDERATIONS
ARTICLE X. MISCELLANEOUS
[HOULIHAN LOKEY HOWARD & ZUKIN LETTERHEAD]
SCHEDULE A
Exchange Offer for Euronext Shares
INDEPENDENT VALUATION REPORT
Houlihan Lokey Howard & Zukin (Europe) Limited
SCHEDULE B
Critical analysis of the valuations effected by the Presenting Banks
[HOULIHAN LOKEY HOWARD & ZUKIN LETTERHEAD]
EXPLANATORY NOTE
VALUATION ANALYSIS OF THE OFFER